Form 20-F
period 2002-12-31
GRUPO CASA SABA SA DE CV
filed 2003-06-30
CIK 906779

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                         COMMISSION FILE NUMBER 1-12632

                          GRUPO CASA SABA, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE.
                 (Translation of Registrant's name into English)

                                     MEXICO
                 (Jurisdiction of Incorporation or Organization)

                          PASEO DE LA REFORMA, NO. 215
                    COLONIA LOMAS DE CHAPULTEPEC, C.P. 11000
                                  MEXICO, D.F.
                                     MEXICO
                    (Address of Principal Executive Offices)

                    SECURITIES REGISTERED OR TO BE REGISTERED
                     PURSUANT TO SECTION 12(B) OF THE ACT:

                                                 NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                  ON WHICH REGISTERED
             -------------------                  -------------------
         AMERICAN DEPOSITARY SHARES,           NEW YORK STOCK EXCHANGE
       EACH REPRESENTING TEN ORDINARY
         SHARES, WITHOUT PAR VALUE

     ORDINARY SHARES, WITHOUT PAR VALUE        NEW YORK STOCK EXCHANGE
                                              (FOR LISTING PURPOSES ONLY)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: NONE

THE NUMBER OF OUTSTANDING SHARES OF EACH CLASS OF CAPITAL OR COMMON STOCK AS OF DECEMBER 31, 2002 WAS: 265,419,360 ORDINARY SHARES, WITHOUT PAR VALUE

INDICATE BY CHECK MARK WHETHER THE REGISTRANT: (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                           YES              X        NO       _
                                           ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                           ITEM 17 __                ITEM 18 X
                                                            ---

                                TABLE OF CONTENTS

                                     PART I


Item 1.  Identity of Directors, Senior Management and Advisers....................................................1

Item 2.  Offer Statistics and Expected Timetable..................................................................1

Item 3.  Key Information..........................................................................................1

         Selected Financial Data..................................................................................1
         Dividends................................................................................................2
         Exchange Rate Information................................................................................4
         Risk Factors.............................................................................................5
         Forward-Looking Statements...............................................................................8

Item 4.  Information on the Company...............................................................................9

         History and Development of the Company...................................................................9
         Subsidiaries of the Company.............................................................................10
         Capital Expenditures....................................................................................10
         Business Overview.......................................................................................11
         Property, Plant and Equipment...........................................................................26

Item 5.  Operating and Financial Review and Prospects............................................................27

Item 6.  Directors, Senior Management and Employees..............................................................39

Item 7.  Major Shareholders and Related Party Transactions.......................................................43

Item 8.  Financial Information...................................................................................45

Item 9.  Offer and Listing Details...............................................................................45

         Trading History of Ordinary Shares and ADSs.............................................................45
         Trading on the Mexican Stock Exchange...................................................................48
         Share Repurchases.......................................................................................51

Item 10. Other Information.......................................................................................51

         Amendments to Mexican Securities Market Law.............................................................51
         Bylaws   ...............................................................................................52
         Material Contracts......................................................................................56
         Legal Proceedings.......................................................................................56
         Exchange Controls and Restrictions on Foreign Investment................................................56
         Taxation ...............................................................................................57
         Documents on Display....................................................................................61

Item 11. Quantitative and Qualitative Disclosures About Market Risk..............................................61

         Interest Rate Risk......................................................................................61
         Foreign Exchange Rate Risk..............................................................................61

Item 12. Description of Securities Other than Equity Securities..................................................61


                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies.........................................................62

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds............................62

Item 15. Controls and Procedures.................................................................................62

Item 16. Reserved................................................................................................62


                                    PART III


Item 17. Financial Statements....................................................................................62

Item 18. Financial Statements....................................................................................62

Item 19. Exhibits ...............................................................................................63

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS......................................................................F-1


         Grupo Casa Saba, S.A. de C.V. is a limited liability stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of Mexico. In this annual report on Form 20-F, the terms "we" and "Grupo Casa Saba" refer to Grupo Casa Saba, S.A. de C.V. and its consolidated subsidiaries, unless the context indicates otherwise.

         We publish our financial statements in accordance with accounting principles generally accepted in Mexico, or Mexican GAAP, which differ in significant respects from accounting principles generally accepted in the United States, or U.S. GAAP, and accounting procedures and policies adopted in other countries. The exchange rates used in preparing our financial statements are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar as reported by Banco de Mexico, or the Mexican Central Bank, in the Diario Oficial de la Federacion, or the Official Gazette of the Federation. As of December 31, 2002, the rate of Mexican Pesos per U.S. Dollar as reported by the Mexican Central Bank in the Official Gazette of the Federation was Ps.10.3125 to one U.S. dollar. See "Key Information--Exchange Rate Information." The exchange rates used in translating Pesos into U.S. Dollars included elsewhere in this annual report are determined by reference to the exchange rate reported by the Mexican Central Bank in the Official Gazette of the Federation as of December 31, 2002, unless otherwise indicated.

         Provided that it is not specified otherwise, information included in this annual report is as of December 31, 2002, references to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "U.S. dollars," "$" or "U.S.$" are to United States dollars.

         Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by Interdata, S.A. de C.V., a private Mexican company that belongs to IMS A.G., known internationally as IMS Health, and Camara Nacional de la Industria Farmaceutica or Canifarma, an association of companies in the pharmaceutical sector.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

                             SELECTED FINANCIAL DATA

         The information set forth in the following table has been selected from our audited consolidated financial statements. You should read this information with, and it is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report. This information should also be read together with "Operating and Financial Review and Prospects."

         We prepare our audited consolidated financial statements in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP.
Note 15 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 16 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and total stockholders' equity.

         Pursuant to Mexican GAAP, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost. All other non-monetary assets are reflected using the Mexican National Consumer Price Index, or the NCPI. Components of stockholders' equity are also restated using the NCPI. In addition, the statement of income recognizes the effect of profits and losses in purchasing power from holding monetary assets and monetary liabilities. Mexican GAAP also requires the restatement of all financial statements in constant Pesos as of the date of the last period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2002. See Note 3 to our audited consolidated financial statements. The effect of inflation accounting under Mexican GAAP has not been reversed in our reconciliation to U.S. GAAP. See Notes 15 and 16 to our audited consolidated financial statements.


---------------------------------- ---------- -------------- -------------- -------------- --------------- --------------
YEAR  ENDED DECEMBER 31,             1998         1999           2000           2001            2002         2002 (1)
---------------------------------- ---------- -------------- -------------- -------------- --------------- --------------
              (in thousands of constant Pesos as of December 31, 2002 and U.S. Dollars, except share and per share data)
---------------------------------- ---------- -------------- -------------- -------------- --------------- ---------------
INCOME STATEMENT
MEXICAN GAAP:
Net sales                         15,924,889     15,805,603     17,190,744     17,162,248      18,207,422  U.S.$1,765,572
Gross profit                       1,943,682      1,512,087      1,787,149      1,837,755       1,920,881         186,268
Operating expenses                 1,562,124      1,486,484      1,162,860      1,166,897       1,218,854         118,193
Operating income                     381,558         25,603        624,289        670,858         702,027          68,075
Comprehensive cost of financing,     279,834        327,440         85,575        149,802          15,526           1,505
net
Other (income) (2)                   (25,589)       (23,195)       (18,225)       (31,978)         (5,928)           (575)
Income (loss) before taxes and
employee profit sharing              127,313       (278,642)       556,935        553,036         692,429         `67,145
Net income (loss)                    126,767       (297,235)       439,366        428,663         543,930          52,746
Net income (loss) per Ordinary
Share (3)                             0.4581        (1.1161)        1.6554         1.6150          2.0493           0.199
Weighted average Ordinary Shares
outstanding (in thousands) (3)       276,734        266,321        265,419        265,419         265,419              --

U.S. GAAP (4):

Net sales                         15,924,889     15,805,603     17,190,744     17,162,248      18,207,422  U.S.$1,765,572
Gross profit                       1,943,682      1,512,087      1,787,149      1,837,755       1,920,881         186,268
Operating income                     373,910        168,880        786,910        697,009         675,682          65,521
Income (loss) before taxes and
employee profit sharing              119,666       (134,702)       719,556        579,187         666,084          64,590
Net income (4)                       220,521       (168,518)       601,987        454,814         517,585          50,192
Net income (loss) per Ordinary
share (3)                             0.7969        (0.6328)        2.2681         1.7136          1.9501          0.1891
Weighted average Ordinary Shares
outstanding (in thousands) (3)       276,734        266,321        265,419        265,419         265,419              --

BALANCE SHEET DATA
MEXICAN GAAP:


Property and equipment, net        1,227,294      1,153,860      1,080,794      1,004,396         974,580     U.S.$94,505
Total assets                       7,637,031      5,569,954      6,630,113      7,094,993       7,505,042         727,762
Short-term debt                    1,746,375         46,893         80,005        321,330         355,004          34,425
Long-term debt (5)                   675,250        886,796        671,148        400,605          42,996           4,169
Capital stock                        923,171        920,963        920,963        920,963         920,963          89,306
Total stockholders' equity (4)     2,681,085      2,267,225      2,552,846      2,773,492       2,980,973         289,064

U.S. GAAP (4):

Property and equipment, net        1,227,294      1,153,860      1,080,794      1,004,396         974,580     U.S.$94,505
Total assets                       7,637,031      7,084,027      6,630,113      7,094,993       7,505,042         727,762
Short-term debt                    1,746,375         46,893         80,005        321,330         355,004          34,425
Long-term debt                       675,250      2,381,357        671,149        400,605          42,996           4,169
Capital stock                        923,171        920,963        920,963        920,963         920,963          89,306
Total stockholders' equity (4)     2,040,771      1,755,351      2,552,084      2,798,881       2,946,666         285,737


________________________

(1) Peso amounts have been translated into U.S. Dollars, solely for the convenience of the reader, at the rate of Ps.10.3125 per U.S. $1.00 the Peso /U.S. Dollar exchange rate as of December 31, 2002, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2) Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments.

(3) Based on the weighted average number of Ordinary Shares outstanding during each year.

(4) For a discussion of the principal differences between U.S. GAAP and Mexican GAAP concerning net income and total stockholders' equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders' equity, see Notes 15 and 16 to our audited consolidated financial statements.

(5) Our long-term debt under Mexican GAAP as of December 31, 2000 differs from our long-term debt under U.S. GAAP as of that date as a result of a difference in the accounting treatment of our financial restructuring, which we completed in January 2000. Under Mexican GAAP, our consolidated balance sheet as of December 31, 2000 gives effect to our financial restructuring. Under U.S. GAAP, our financial restructuring would have been classified as a subsequent event in the notes to our audited consolidated financial statements for the year ended December 31, 2000 and reflected in our audited consolidated balance sheet as of December 31, 2000. For 2002 our long-term debt reflects the term loan facility with Scotiabank Inverlat. See Note 8 to our audited consolidated financial statements.


                                    DIVIDENDS

         Under Mexican law, 5% of our net income in a given year must be allocated annually to a legal reserve. This legal reserve shall be increased annually until it reaches 20% of our capital stock. After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors. We cannot pay dividends on our Ordinary Shares unless these allocations are previously made. As of December 31, 2002, we had a legal reserve of approximately Ps.52.7 million, which represented approximately 5.7% of our capital stock as of that date. See Note 11 to our audited consolidated financial statements. Five percent of our net income for the year ended December 31, 2002 has been applied to the legal reserve, and thus our annual shareholders' meeting, held on April 22, 2003, approved the payment of a dividend in the amount of Ps.100.0 million, equivalent to Ps.0.38 per Ordinary Shares.

         In 1999, 2000 and 2001, we did not declare any dividends, cash or otherwise. See "--Risk Factors--Risk Factors Relating to Our Securities--Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends and the Terms of Our Indebtedness also Restrict the Declaration and Payment of Dividends." Any determination to declare and pay dividends depends on the following factors:

         o the resolution by our shareholders in light of our results, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;

         o the extent to which we receive cash dividends, advances and other payments from our subsidiaries. We are a holding company with no significant operating assets other than the ones we own through our subsidiaries. Given the fact that we receive substantially all of our operating income from our subsidiaries, our ability to meet our financial obligations, including the payment of dividends, depends significantly on the profits we receive from our subsidiaries; and

         o the extent to which we have cash available for distribution after funding our working capital needs, capital expenditures and investments.

         Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise. See "--Risk Factors-- Risk Factors Relating to Our Securities--Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends and the Terms of Our Indebtedness also Restrict the Declaration and Payment of Dividends" and "Major Shareholders and Related Party Transactions --Principal Shareholders." The terms of our existing indebtedness contain covenants that restrict or otherwise limit our ability to declare and pay dividends on our capital stock. See "Operating and Financial Review and Prospects--Indebtedness--Scotiabank Inverlat Credit Facility." We cannot assure you that we will not enter into arrangements with these types of covenants in the future.

         Effective January 1, 1999, dividends payable on Ordinary Shares to individuals and non-residents of Mexico represented by ADSs were subject to a withholding tax in the amount of 7.5%. Effective January 1, 2000, this withholding tax increased to 7.7%. See Note 11 to our audited consolidated financial statements. Since January 1, 2002, no withholding tax applies to dividends paid to individuals or non-residents of Mexico, on our ADSs. See "Other Information--Taxation--Mexican Taxes--Dividends."

         To the extent that we declare and pay dividends on our Ordinary Shares, these dividends are payable to the holders of our ADSs. Owners of our ADSs are entitled to receive any dividends payable on the Ordinary Shares underlying their ADSs. We pay all cash dividends in Pesos, to the depositary of our ADSs, The Bank of New York Company of New York. Except as otherwise provided in the deposit agreement pursuant to which our ADSs are issued, cash dividends received by the depositary are converted by the depositary from Pesos into U.S. Dollars and, after the deduction or upon payment of the depositary's expenses, are paid to the holders of ADSs in U.S. Dollars.

                            EXCHANGE RATE INFORMATION

         Since November 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank, Banco de Mexico, kept the Peso-U.S. Dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within this range, Banco de Mexico generally intervened to reduce day-to-day fluctuations in the exchange rate. In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the Peso to float freely against the U.S. Dollar. Factors contributing to this decision included the size of Mexico's then current account deficit, the level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. Dollar, and reduced confidence of international investors in the Mexican economy. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the Peso fell more slowly and was less volatile. During 1998, the foreign exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela. We cannot assure you that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.0 U.S. Dollar. The noon buying rate for Pesos on June 13, 2003, was Ps.10.60 per U.S. Dollar.

                                                        EXCHANGE RATE(1)
                                     ----------------------------------------------------------
YEAR ENDED DECEMBER 31,                   HIGH          LOW       AVERAGE(2)    PERIOD END
------------------------             ----------------------------------------------------------
    1998.............................     10.63         8.04          9.15          9.90
    1999.............................     10.60         9.24          9.55          9.48
    2000.............................     10.09         9.18          9.46          9.62
    2001.............................      9.97         8.95          9.34          9.17
    2002.............................     10.43         9.00          9.66         10.43

MONTH ENDED................
---------------------------

    December 31, 2002................     10.43        10.10         10.23         10.43
    January 31, 2003.................     10.98        10.32         10.62         10.90
    February 28, 2003................     11.03        10.77         10.95         11.03
    March 31, 2003...................     11.24        10.66         10.91         10.78
    April 30, 2003...................     10.77        10.31         10.59         10.31
    May 31, 2003.....................     10.42        10.11         10.25         10.34
    June 13, 2003....................     10.74        10.24         10.52         10.60


_______________________

(1) The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2) Annual average rates reflect the average of month end rates. Monthly average rates reflect the average of daily rates.

         We will pay any cash dividends in Pesos, and exchange rate fluctuations will affect the U.S. Dollar amounts received by holders of ADSs upon the conversion by the depositary of our ADSs, Bank of New York Company of New York, of these cash dividends into U.S. Dollars. Fluctuations in the exchange rate between the Peso and the U.S. Dollar have affected the U.S. Dollar equivalent of the Peso price of our Ordinary Shares on the Mexican Stock Exchange and, as a result, have also affected the market price of the ADSs.

         The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign individuals or entities to convert Pesos to U.S. Dollars, we cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future, as it has done from time to time in the past. Any restrictive exchange policy could adversely affect the ability of the depositary of our ADSs to convert dividends received in Pesos to U.S. Dollars for purposes of making distributions to holders of our ADSs, and could also have a material adverse effect on our business and financial condition. See "--Risk Factors--Risks Factors Relating to Developments in Mexico--Economic and Political Developments in Mexico May Adversely Affect Our Business."

                                  RISK FACTORS

RISK FACTORS RELATING TO DEVELOPMENTS IN MEXICO

         ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS. We are a Mexican company. All of our business operations are located in Mexico. As a result, our business may be affected by the general condition of the Mexican economy, by the devaluation of the Peso, by inflation and high interest rates, or by political developments in Mexico.

         MEXICO HAS IN THE PAST EXPERIENCED ADVERSE ECONOMIC CONDITIONS AND ADVERSE CONDITIONS MAY RECUR. From 1982 to 1987, Mexico experienced periods of slow or negative growth, high inflation, large devaluations of the Peso against the U.S. Dollar and limited availability of foreign currency. In the late 1980s and early 1990s, Mexico's growth rate increased, the inflation rate declined and the U.S. Dollar/Peso exchange rate was relatively stable. In 1998, 1999 and 2000, Mexico's gross domestic product, or GDP, increased 4.8%, 3.7% and 6.6% and inflation was 18.6%, 12.3% and 9.0%. However, in 2001 due to a slowdown in the international economic environment, Mexico's GDP decreased 0.3% and inflation declined to 4.4%. In 2002, the lack of improvement in the international economic environment, including any U.S. recovery, together with the threat of war with Iraq, was reflected in Mexico's GDP increasing by 0.9% and inflation reaching 5.7%. In the first quarter of 2003, the concerns previously mentioned continued and a war with Iraq took place. All those factors combined, negatively impacted Mexico's GDP, which grew in the period 2.3% and inflation was 1.3%.

         If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

         o demand for products we distribute may decrease because consumers may reduce expenditures on these products; and

         o demand for products we distribute may decrease because consumers may find it difficult to pay for these products.

         DEVALUATION OR FLUCTUATIONS OF THE PESO RELATIVE TO THE U.S. DOLLAR COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. We are affected by fluctuations in the value of the Peso against the U.S. Dollar. In 1999, the Peso appreciated by approximately 4.2% against the U.S. Dollar and in 2000, the Peso depreciated by approximately 1.5% against the U.S. Dollar. In 2001, and according to Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso appreciated by approximately 4.7% against the U.S. Dollar. However, in 2002 the Peso reflected pressures from an international environment with volatility and geopolitical concerns, posting a depreciation or devaluation against the U.S. Dollar of approximately 13.7%. In the first quarter of 2003 the war in Iraq and the uncertainty regarding the recovery of the U.S. economy also adversely impacted the Peso, resulting in a devaluation against the U.S. Dollar of approximately 3.4%. Any future depreciation or devaluation of the Peso will likely result in net foreign exchange losses.

         Severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices on our securities. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign individuals to convert Pesos into U.S. Dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. Currency fluctuations are likely to have an effect on our financial condition, results of operations and cash flows in future periods.

         Fluctuations in the exchange rate between the Peso and the U.S. dollar will affect the U.S. dollar equivalent of the Peso price of the securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations would also affect the conversion by the Depositary, of any cash dividends paid on the Ordinary Shares in Pesos, into U.S. Dollars.

         HIGH LEVELS OF INFLATION AND HIGH INTEREST RATES IN MEXICO COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the NCPI, was 18.6% for 1998, 12.3% for 1999, 9.0% for 2000, 4.4% for 2001, 5.7% for 2002 and 1.3% for the first quarter of 2003. High inflation rates can adversely affect our business and our results of operations in the following ways:

         o inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute;

         o to the extent inflation exceeds price increases, our prices and revenues will be adversely affected in "real" terms; and

         o if the rate of Mexican inflation exceeds the rate of the devaluation of the Peso against the U.S. Dollar, U.S. Dollar-denominated sales will decrease in relative terms when stated in constant Mexican Pesos.

Mexico also has, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged approximately 24.8%, 21.3%, 15.3%, 11.3%, 7.1% and 8.8% for 1998, 1999, 2000, 2001, 2002 and the first quarter of 2003. Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

         THE POLITICAL SITUATION IN MEXICO COULD NEGATIVELY AFFECT OUR OPERATING RESULTS. Mexico has experienced political changes in recent years. This instability affects Mexico's business and investment climate. As a Mexican company with substantially all of our assets and operations in Mexico, the political environment in Mexico has a significant impact on our financial condition and results of operations.

         In July 2000, presidential and congressional elections took place, and for the first time in 71 years, a new party controls the presidency. In December 2000, Vicente Fox Quesada, a member of the National Action Party (Partido Accion Nacional) was inaugurated President. Since his inauguration, Mr. Fox has faced many economic and political challenges derived mainly from the large opposition in Congress as well as by the constant political struggles among the main political parties who have failed to approve important reforms. In July 2003, congressional elections will take place in Mexico. The composition of the new Congress is likely to determine the legislative agenda for the next two years and will have a significant impact on the future of key reforms the Fox administration is promoting. We are unable to predict the impact that Mr. Fox's administration will have on the existing regulatory scheme applicable to, or the Mexican government's regulation of, our business. A change in government policy could have a material adverse effect on our business, financial condition and results of operations.

         MEXICAN ANTITRUST LAW AND REGULATIONS MAY AFFECT OUR ABILITY TO DO BUSINESS. Mexico's federal antitrust law, or Ley Federal de Competencia Economica, and its regulations, or Reglamento de la Ley Federal de Competencia Economica, may affect some of our activities. In particular, these laws and regulations may adversely affect our ability to acquire and sell businesses, or to enter into joint ventures with competitors.

         OUR ABILITY TO INCREASE THE PRICES OF SOME PRODUCTS IS REGULATED BY THE GOVERNMENT. Our historical operating performance has been significantly affected by the Mexican government's control on prices in the pharmaceutical sector. Prices of pharmaceuticals continue to be subject to approval by the Mexican government. As a result, our suppliers, and in turn we, may not be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical related revenues. Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have modestly increased in the Mexican pharmaceutical market as a result of this deregulation. However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or if so, that our ability to increase prices will continue to, or result in, the improvement of our operating performance.

         ANY VALUE-ADDED TAX IMPOSED ON PRESCRIPTION DRUGS MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. Unlike the HBA/other products, entertainment products, general merchandise and other products and office products we distribute, the prescription drugs we distribute are not currently subject to a 15% value-added tax. In April 2001, a proposal was filed to the Mexican Congress, requesting a substantial amendment to Mexican tax laws. One of the reforms contemplated by this proposal was an increase in the value added tax for prescription drugs from 0% to 15%. Although such bill was not passed by the Mexican Congress, a new proposal similar to the one filed in April 2001, may be filed in the future. If prescription drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs could increase by the percentage amount of the value-added tax rate. While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would adversely impact consumer demand for these products and result in a decrease in related revenues. To the extent any of these price increases materially and adversely impact revenues related to prescription drugs, our business, financial condition and results of operations could be adversely affected. We cannot assure you that the proposal containing this request or other similar proposal, will not be filed again before the Mexican Congress involving a substantial amendment to Mexican tax laws and, if enacted into law, will not adversely affect our business, financial condition or results of operations.

         THE PROTECTIONS AFFORDED TO MINORITY SHAREHOLDERS IN MEXICO ARE DIFFERENT FROM THOSE IN THE UNITED STATES. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not appropriately developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. As of June 1, 2001, the Ley del Mercado de Valores, or the Mexican Securities Market Law, was amended in order to heighten the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. Regardless, we were required and amended our bylaws in April 2002 to reflect these amendments to the Mexican Securities Market Law. See "Other Information--Recent Amendments to the Mexican Securities Market Law."

RISK FACTORS RELATING TO THE COMPANY

         WE PARTICIPATE IN A COMPETITIVE MARKET AND INCREASED COMPETITION MAY ADVERSELY AFFECT OUR BUSINESS. We face competition in the distribution of pharmaceuticals, HBA/other products, entertainment products, general merchandise and other products and office products. In pharmaceuticals, we face competition primarily from Mexico's only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors. In HBA/other products, consumer products, entertainment products and general merchandise and other products and office products, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do. We cannot assure you that our performance will not be adversely impacted by increased competition from these and other competitors in the future.

         THERE ARE DIFFERENCES IN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS FOR MEXICAN COMPANIES AND THIS MAY CAUSE OUR FINANCIAL STATEMENTS TO DIFFER IN CERTAIN RESPECTS FROM U.S. ISSUERS. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including us, must incorporate the effects of inflation directly in accounting records and in their published financial statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Notes 15 and 16 to our audited annual financial statements describes the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income and total stockholders' equity.

         WE ARE CONTROLLED BY ONE CONTROLLING SHAREHOLDER. 85% of our outstanding Ordinary Shares are directly owned by one shareholder, our controlling shareholder. See "Major Shareholders and Related Party Transactions--Principal Shareholders." Our controlling shareholder controls our business and has the power to elect the majority of our Board of Directors, as well as to determine the outcome of all actions that require shareholder approval, including the determination to declare and pay dividends, in cash or otherwise. See "Key Information--Dividends."

RISK FACTORS RELATED TO OUR SECURITIES

         OUR CONTROLLING SHAREHOLDER HAS THE ABILITY TO RESTRICT THE PAYMENT AND AMOUNT OF DIVIDENDS. THE TERMS OF OUR INDEBTEDNESS ALSO RESTRICT THE DECLARATION AND PAYMENT OF DIVIDENDS. By law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See "--Dividends." In addition, the terms of our outstanding indebtedness contain covenants that restrict, among other things, our ability to declare and pay dividends on our capital stock. See "Operating and Financial Review and Prospects--Indebtedness--Scotiabank Inverlat Credit Facility."

         FLUCTUATIONS IN THE U.S. ECONOMY OR THE GLOBAL ECONOMY IN GENERAL MAY ADVERSELY AFFECT MEXICO'S ECONOMY AND OUR BUSINESS. Mexico's economy is vulnerable to market downturns and economic slowdowns in the U.S. and elsewhere in the world. The slowdown in the growth of the U.S. economy, exacerbated by the September 11 terrorist attacks and the war in Iraq, has negatively affected Mexican businesses and limited access to capital for many Mexican companies. In addition, as has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investment in Mexico and adversely affect the Mexican economy. For example, in October 1997, prices of Mexican debt securities and equity securities decreased substantially following a sharp decline in Asian securities markets, and in the second half of 1998, prices of Mexican securities were negatively impacted by economic crises in Russia and Brazil. The latest crisis in Argentina caused instability in Latin America's financial markets impacting negatively the performance of Mexican debt and equity securities. Future economic problems in U.S. or globally could severely limit our access to capital and could adversely affect our business.

         PREEMPTIVE RIGHTS MAY BE UNAVAILABLE TO HOLDERS OF OUR ADSS. UNDER MEXICAN LAW, OUR SHAREHOLDERS HAVE PREEMPTIVE RIGHTS. This means that, in the event that we issue new Ordinary Shares for cash, our shareholders will have the right to purchase the number of Ordinary Shares necessary to maintain their existing share participation. U.S. holders of our ADSs cannot exercise their preemptive rights unless we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. If U.S. holders of our ADSs cannot exercise their preemptive rights, the interests of these holders would be diluted in the event that we issue new Ordinary Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Ordinary Shares. We cannot assure you that we will register any new Ordinary Shares that we issue for cash. In addition, although the deposit agreement provides that the Depositary may, after consulting with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of ADSs, under current Mexican law, these sales are not possible.

         OUR BYLAWS MAY ONLY BE ENFORCED IN MEXICO. Our bylaws provide that our shareholders must file any legal actions concerning our bylaws, before courts located in Mexico City. See "Other Information--Bylaws."

                           FORWARD-LOOKING STATEMENTS

         Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as "anticipate," "believe," "continue," "expect," "estimate," "project," "will," "will be," "will continue," "will likely result," "may," "plan," or words or phrases of similar meaning. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The risks and uncertainties are detailed from time to time in reports we file before the SEC and include, among others, the following:

         o international, national and local general economic and market conditions;

         o    the overall size and growth of the Mexican pharmaceutical market;

         o intense competition among distributors, suppliers and sellers of pharmaceuticals;

         o    fluctuations and difficulty in forecasting operating results;

         o    dependence on suppliers;

         o general risks associated with doing business in Mexico, including political and economic instability and changes in government regulations; and

         o    other factors referenced in this annual report.

         The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, investors and analysts should bear in mind the factors described in "--Risk Factors" and other cautionary statements appearing in "Operating and Financial Review and Prospects" and elsewhere in this annual report.

         The predictive and forward-looking statements in this annual report may never materialize and are made under the SEC's disclosure safe harbor. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

ITEM 4.  INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

         Grupo Casa Saba, S.A. de C.V. is a sociedad anonima de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States on November 16, 1982. Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence continues through 2099. Our principal executive offices are located at Paseo de la Reforma, No. 215, Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico. Our telephone number at that address is 52 555 284-6600.

         Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of the largest nationwide distribution network of its type. We distribute pharmaceutical products, HBA/other products, general merchandise and other products, entertainment products and office products. We distribute the majority of these products on a non-exclusive basis. With over 110 years of experience, we serve the majority of Mexico's pharmacies, mass merchandisers, retail stores and other specialized channels nationwide.

         On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,457 of our Ordinary Shares on the Mexican Stock Exchange through a tender offer. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

         Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. For a description of our financial restructuring and subsequent refinancing of our restructured indebtedness, see "Operating and Financial Review and Prospects -Indebtedness." For a description of our controlling shareholder and his current ownership stake in our company, see "Major Shareholders and Related Party Transactions-Principal Shareholders".

         We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banamex, and further refinanced this indebtedness in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institucion de Banca Multiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat. See "Operating and Financial Review and
Prospects--Indebtedness" and Note 8 to our audited consolidated financial statements.

                           SUBSIDIARIES OF THE COMPANY

         The following table sets forth our significant subsidiaries:

                                                JURISDICTION OF      PERCENTAGE
NAME OF SUBSIDIARY(1)                            INCORPORATION      OWNERSHIP(2)
Casa Saba, S.A. de C.V.(3)                           Mexico            99.9%
Drogueros, S.A. de C.V.(4)                           Mexico            99.9%
Grupo Mexatar, S.A. de C.V.(5)                       Mexico            99.9%
Centennial, S.A. de C.V.(6)                          Mexico            99.9%
Inmuebles Visosil, S.A. de C.V.(7)                   Mexico            99.9%
Publicaciones CITEM, S.A. de C.V.(8)                 Mexico            99.9%
Transportes Marproa, S.A. de C.V.(9)                 Mexico            99.9%
Servicios Corporativos Saba, S.A. de C.V.(10)        Mexico            99.9%
Distribuidora Casa Saba, S.A. de C.V. (11)           Mexico            99.9%

__________________

(1) With the exception of Casa Saba, S.A. de C.V., none of our operating subsidiaries is a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

(2) Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(3) Direct subsidiary through which we distribute pharmaceutical products to private and government clients.

(4) Indirect subsidiary through which we distribute pharmaceutical products to private and government clients.

(5) Indirect subsidiary through which we distribute office and electronic products, including keyboards, audio and television equipment and related accessories.

(6) Indirect subsidiary through which we distribute general merchandise and other products.

(7) Indirect subsidiary through which we lease real property to our subsidiaries. Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V., another indirect subsidiary of Grupo Casa Saba.

(8)   Direct subsidiary through which we distribute publications.

(9) Direct subsidiary through which we deliver products to our distribution centers throughout Mexico. We place centralized purchase orders for all of our distribution centers directly with suppliers, who deliver these centralized purchase orders to Transportes Marproa, S.A. de C.V., or Marproa. Marproa then distributes customized orders to each of our 22 distribution centers throughout Mexico. Marproa also provides freight services to third parties at market rates.

(10) Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A. de C.V.

(11) Direct subsidiary that provides logistical and transportation services to Casa Saba, S.A. de C.V.



                              CAPITAL EXPENDITURES

         The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2000, 2001 and 2002. For a discussion of how we fund our capital expenditures, investments and acquisitions in 2002, as well as a more detailed description of our capital expenditures, investments and acquisitions, see "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Overview" and "--Capital Expenditures."

                                                        YEAR ENDED DECEMBER 31,
                                       -----------------  --------------  ---------------
                                            2000               2001             2002
                                       -----------------  --------------  ---------------
                                       (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2002)

Distribution fleet..................    Ps     24.9        Ps      7.0    Ps     30.0
Technology and computer
    equipment.......................            9.5                3.1            2.6
Acquisitions........................            0.0               11.3            0.0
Other general capital expenditures..            0.0                1.0            0.0
    TOTAL CAPITAL EXPENDITURES         -----------------  --------------  ---------------
                                        Ps     34.5        Ps     22.3    Ps     32.6
                                       =================  ==============  ===============

         In 2002, we relied on a combination of internally generated funds and bank loans to fund our capital expenditures, investments and acquisitions.

                                BUSINESS OVERVIEW

         Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of the largest nationwide distribution network of its type. We distribute pharmaceutical products, HBA/other products, entertainment products, general merchandise and other products and office products. We distribute the majority of these products on a non-exclusive basis. With over 110 years of experience, we supply the majority of Mexico's pharmacies, mass merchandisers, retail stores and other specialized channels nationwide.

         We currently distribute over 16,000 different products, including approximately:

         o    4,800 pharmaceutical products;

         o    4,200 health and beauty products;

         o    1,100 general merchandise and other products; and

         o    6,200 publications.

         We distribute these products throughout Mexico, using our nationwide distribution network, to the following clients:

         o    more than 20,100 privately owned pharmacies;

         o approximately 2,800 privately owned pharmacy chains and over 50 government pharmacies;

         o    approximately 1,900 regional and national supermarkets;

         o approximately 700 magazine stores, 150 newsstands, 180 nationwide agents and 150 schools;

         o    over 70 department stores; and

         o    approximately 200 major wholesalers and 1,200 convenience stores.

         Our core business is the wholesale distribution of pharmaceutical products. We seek to distribute Pharmaceutical products on a "full-line/full-service" basis, pursuant to which we distribute a wide array of pharmaceutical and other products, as well as provide our clients with a range of value-added services, including multiple daily deliveries and emergency product replacement services. In the case of general merchandise and other products as well as for the products we distribute exclusively, we also provide our clients with specialized value-added services on a product-by-product basis, which include merchandising, marketing support and other customer counseling services.

         Our principal strengths are our nationwide distribution network, through which we can deliver products within 12 to 24 hours from the time of order, our state-of-the-art technology, our commitment to customer service and our well-trained and experienced personnel. In addition, as a result of our continued use of new technologies since the early 1990s, we have increased our operating efficiency and distribution capacity.

         The following table shows our sales by product category, as a percentage of net sales for the last three years:

                                                      YEAR ENDED DECEMBER 31,
                                                  ---------- ---------- --------
                                                     2000      2001        2002
  Private Pharmaceuticals(1)..................      78.1%      80.8%      81.4%
  Government Pharmaceuticals..................       4.8%       3.5%       4.0%
  HBA/Other Products(2).......................      10.2%       9.9%       9.7%
  General Merchandise and Other Products......       1.2%       0.9%       0.8%
  Publications................................       4.4%       4.5%       3.9%
  Office Products(3)..........................       1.3%       0.4%       0.2%
       Total..................................    ---------- ---------- --------
                                                   100.0%     100.0%     100.0%
                                                  ========== ========== ========
________________________

(1) For a brief description of the types of products included within the term "pharmaceutical products" for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see "--Pharmaceutical Industry."

(2) In 2000 includes some revenues for services, including shipping, management services and rent, provided by some of our subsidiaries to entities beneficially owned by members of the Autrey family, some of whom were former shareholders. Revenues from these services represented less than 1% of the total net sales from HBA/Other products from January through February 2000.

(3) As a result of the sale of Papelera General, S.A. de C.V., or Papelera General, the subsidiary through which we distributed office supplies, in August 2000, net sales and related percentages for the year ended December 31, 2000 only reflect revenues from the sale of office supplies through Papelera General for the seven month period ended July 31, 2000. Similarly, figures in 2001 are not comparable with 2000, since they do not include revenues from Papelera General. See "--Office Products," "Operating and Financial Review and Prospects--Net Office Supply Sales" and "Major Shareholders and Related Party Transactions--Related Party Transactions." Net sales and related percentages for the years ended December 31, 2000 and December 31, 2001 reflect revenues from the sale of office and electronic products from Casio through Grupo Mexatar, S.A. de C.V., or Mexatar.


         In our distribution of pharmaceutical products, we generally are not a "demand creator," since we do not advertise products or suggest or provide substitute products for those ordered.

         Mexico's vast and mountainous terrain and old road network connecting small towns present a difficult environment for distribution. Distribution is further complicated in Mexico City and the surrounding areas due to traffic congestion. We believe that we will continue to overcome these constraints with our strategically located distribution centers near Mexico's major population centers.

         As of December 31, 2002, we distributed products to our clients nationwide using a distribution network consisting of 22 distribution centers, representing over 110,000 square meters of warehouse space. From these 22 distribution centers, using a fleet of over 900 vans, trucks and cars, we filled more than 5 million orders in 2002, averaging more than 400,000 orders per month. For a list of our distribution centers and their locations, see "--Property, Plant and Equipment."

BUSINESS STRATEGY

         Since the acquisition of our company in February 2000, which is described under the caption "--History and Development of the Company," we have been operating under the direction of new management. Under the direction of our new management, the main targets of our business strategy in 2001 and 2002 were to:

         o focus on our core business and increase our market share in the distribution of pharmaceutical products as well as in our other existing markets;

         o improve our financial and operation results through a more efficient operation;

         o    increase the size and diversity of our existing client base;

         o    reduce our expenses as well as its relation to sales;

         o maintain a state of the art technology in all of our subsidiaries; and

         o complement our existing businesses through the continued introduction of technological tools, such as www.farmaservicios.com, www.farmaservicios.pdv and HYPERDATY, an Internet-based system that allows suppliers to analyze sales, prices and inventories of their products by extracting information directly from our electronic data warehouse.

         The objectives summarized above will continue to be the main targets of our business strategy in 2003.

         As a result of these measures, as of December 31, 2002, we had:

         o continued to enhance a state of the art distribution network for the warehousing and delivery of our various products and communicating with our clients and suppliers through Mexico;

         o increased the operational efficiency of our distribution centers and back-office support systems;

         o    renewed and standardized our transportation fleet;

         o maintained our market share and expanded our channels of distribution;

         o continued developing technologies to improve the efficiency of our operations and better serve our clients, including the launching of a new version of our "Daty System", now known as "HyperDaty";

         o started an operational and administrative restructuring of our entertainment division "Citem" to achieve higher profitability levels; and

         o restructured and rebalanced some of the general merchandise and other products lines to increase the profitability and presence of "Centennial" in the exclusive products distribution channel in Mexico.

         During 2002 we continued investing in order to sustain a state-of-the-art technology in our distribution centers, as well as to renew our transportation fleet and improve the quality of service that we offer to our clients. Our operations were based on strict cost and expense controls that seek a more efficient and profitable distribution network. For 2003 we expect to continue operating under a similar scheme, pursuing an increase in our client base, net sales and profitability levels.

INCREASE OUR MARKET SHARE IN OUR EXISTING MARKETS

         As a result of the measures summarized below and according to Interdata, we had an approximate 28% share of the Mexican private pharmaceutical market in 2000, 2001 and 2002. In 2003, we will continue focusing our efforts to increase market share in our core business, which is the distribution of pharmaceutical products and implementing the following measures, which mostly were introduced in 2000:

         o focus on our different client needs through the implementation of logistic processes that will allow us to visit clients more frequently and with a higher service quality;

         o implement innovative and proactive commercial strategies to fulfill the requirements of the private pharmaceutical market;

         o continue strengthening our relationships with our existing suppliers and clients through the direct involvement of our top management to identify and respond quickly to the changing needs and long-term goals of our suppliers and clients;

         o continue improving the quality and commitment of our private pharmaceutical sales force;

         o    targeting new clients;

         o    maintaining a state-of-the-art transportation fleet;

         o    upgrading our management and internal control systems; and

         o introducing and implement strength quality control procedures in our distribution centers to improve productivity and reduce billing and order errors.

         We did not make any significant investments in our non-core businesses in 2001 and 2002, and we do not have any plans to do so in 2003. We will continue to evaluate the profitability of our non-core businesses throughout 2003, and should any of our non-core businesses represent a potential growth opportunity for us, we will consider taking steps to improve the market share of, and/or making an investment in, those businesses at that time. We cannot assure you that any of our non-core businesses will be profitable, or if so, that we will invest in these businesses.

IMPROVE OUR FINANCIAL RESULTS AND THE EFFICIENCY OF OUR OPERATIONS

         Our management intends to continue to improve our financial results and the efficiency of our operations in 2003 through:

         o maintaining strict cost and operating controls, including, but not limited to, the following:

         o the establishment of profitability levels as well as goals to be achieved by each division;

         o the continued implementation of tight controls in all our processes, including inventories, purchasing, accounting, payments and suppliers;

         o the establishment of innovative commercial strategies that fulfill the requirements of the private pharmaceutical market;

         o    regularly revising all of our routes;

         o an aggressive collection policy for delinquent accounts receivable;

         o    new and more efficient management reports; and

         o    reducing our levels of outstanding indebtedness;

         o implementing cost-reduction measures, as described under the caption "--More Aggressively Cut Our Costs and Expenses";

         o disposing of or discontinuing certain non-core businesses or other arrangements that are not sufficiently profitable;

         o terminating distribution agreements related to products that are not sufficiently profitable and actively seeking to enter into distribution agreements that will permit us to distribute products at sufficient margin levels, particularly with respect to our health-and-beauty aids, entertainment and general merchandise and other products;

         o    managing more efficiently our working capital; and

         o using various management control systems, personnel training, organizational logistics and new technologies, which we believe increased our operating efficiency and distribution capabilities.

MORE AGGRESSIVELY REDUCE OUR COSTS AND EXPENSES

         We continued to implement our cost and expenses-reduction program throughout 2002. In connection with our cost and expenses-reduction program and our efforts to improve the efficiency of our distribution centers and of our logistics processes, in 2002 our operating expenses grew at a lower rate than our sales, improving the financial results of the Group. Our newer transportation fleet has allowed us to reduce maintenance expenses and in our warehouses we have obtained savings in different areas like packaging.

         Our management intends to continue to implement these and other measures, as well as to further reduce administrative costs and expenses, in 2003.

CONTINUE TO USE THE INTERNET TO COMPLEMENT OUR EXISTING BUSINESS

         We continued to use an online distributor and information site, www.farmaservicios.com , which we currently make available to our clients free of charge. Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments, on line. In addition, these clients have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. We believe that www.farmaservicios.com is an innovative, value-added service that only we can make available to our clients. www.farmaservicios.com provides our clients with a quicker and more convenient way to link their demand to our inventory and place and track their orders unlike other traditional distribution channels. www.farmaservicios.com also provides our clients with a link to our existing point-of-sale system, www.farmaservicios.pdv, which is described under the caption "--Technology Information Systems."

         In 2000, we entered into an exclusive joint venture with Grupo Televisa S.A., or Televisa, to develop an online drugstore and information site for consumers, www.estarbien.com. Following the instructions of our management to focus our Internet-related efforts on the constant development of web-based solutions for our clients and suppliers, such as www.farmaservicios.com and www.farmaservicios.pdv, we postponed the development of this portal in the first quarter of 2001. As a result, this portal is currently not operational. We cannot assure you that we will ultimately develop this portal, or if so, that the portal will be profitable.

CAPITALIZE ON OUR FAVORABLE CAPITAL STRUCTURE

         As a result of the completion of our financial restructuring in January 2000 and the subsequent refinancing of our indebtedness in June 2001, we have significantly improved our debt profile. As of December 31, 2002, we had outstanding indebtedness in the aggregate principal amount of approximately Ps.$398.0 million (the equivalent of approximately U.S.$38.6 million). See "Operating and Financial Review and Prospects--Indebtedness" and Note 8 to our audited consolidated financial statements. We did not have in 2002, and do not anticipate having in 2003, any significant borrowing needs in connection with the implementation of our business plan.

         In the past, our debt profile significantly limited our ability to be commercially aggressive and focus our efforts on ways to increase our net sales and further develop our core pharmaceutical business, which resulted in the loss of a portion of our market shares in some of the markets in which we did and continue to do business. In 2000, our favorable capital structure gave us the flexibility to implement measures to increase our net sales and to support our growth strategy, as well as to allow us to react quickly to market opportunities. In 2001 our capital structure together with lower interest rates, allowed us to reduce by approximately 18% our interest expense. In 2002 we continued reducing our debt levels, prepaying part of our long term debt with the cash generated by our operations. As a result, we reduced 44.9% of our cost-bearing liabilities. Interest paid in 2002 was 61.6% less than interest paid in 2001 due both to lower debt levels and lower interest rates.

PHARMACEUTICAL INDUSTRY

         In Mexico, pharmaceuticals are available to the public through both private and government distribution channels. In contrast to the United States, the Mexican government plays a significant role in the market for pharmaceuticals. In the United States, pharmaceutical products consist of prescription pharmaceutical products that may be sold only in licensed pharmacies, as well as "over-the-counter" pharmaceuticals that may be sold without a prescription in licensed pharmacies and other outlets. In contrast to the United States, in Mexico pharmaceutical products consist of prescription pharmaceutical products that may be sold only in licensed pharmacies, "over-the-counter" pharmaceuticals that may be sold without a prescription in licensed pharmacies and other outlets and "over-the-counter" pharmaceuticals that may be sold without a prescription, but only in licensed pharmacies. For purposes of this annual report, prescription pharmaceutical products include "over-the-counter" pharmaceuticals that may be sold without a prescription, but only in licensed pharmacies.

         The following table sets forth the percentages both in units and in Pesos of government sales in the pharmaceutical market:

                                                  YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                           2000(1)      2001(4)        2002(4)
                                          ----------- ------------ ------------

 GOVERNMENT SALES IN THE MEXICAN
 PHARMACEUTICAL MARKET(2)

      In Units(3)                           42.90%         n.a            n.a
      In Pesos(3)                           21.31%         n.a            n.a

 _____________________

(1) In 2000, Canifarma changed the method by which it calculates net sales to governmental entities and the related percentage of the Mexican pharmaceutical market represented by net sales to governmental entities (in both units and Pesos). In prior periods, the net sales and related percentage share figures reflected units of, and Peso amounts in respect of sales of, prescription drugs. In 2000, the net sales and percentage share figures reflect units of, and Peso amounts in respect of sales of, prescription drugs, prescription drug components, first aid products and other related over-the-counter products. As a result of this change, net sales, related percentage, average unit price and growth in average unit price figures for the year ended December 31, 2000 are not comparable to figures in prior periods.

(2)   Source: Canifarma.

(3)   Source: Interdata and Canifarma.

(4) As of the date of this annual report no information from Canifarma was available for 2001 and 2002.



         The Secretaria de Salud, or the Mexican Ministry of Health, oversees the provision of public health care through hospitals in Mexico, pharmacies and clinics operated by various governmental agencies and state-owned institutions. Distribution of pharmaceuticals within the public sector is largely undertaken by each governmental agency through direct purchases from manufacturers during yearly bidding programs based primarily on price.

         Based on information from Interdata, we estimate that approximately 90% of private sector pharmaceutical sales are placed through wholesalers, which in turn sell primarily to retail pharmacies. The remaining 10% of private sector pharmaceutical sales are placed directly by manufacturers to a few large pharmaceutical retail chains, such as Farmacias Guadalajara, that purchase sufficiently large volumes to have direct access to the laboratories. Most manufacturers have adopted a "wholesaler only" policy because it is the most cost-efficient method of distributing their products. Nearly all of the individual pharmaceutical purchases take place at retail pharmacies and are either paid for by the individuals or through private health insurance. The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private and public sectors of the Mexican pharmaceutical market.

                                                           YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------
                                            2000(1)               2001(5)            2002(5)
PRIVATE SECTOR(2)
      Sales in millions(3)                   US$5,739.9          US$6,728.2         US$6,768.3
      Sales in millions of units(4)               991.0               965.8              988.0
      Average unit price                     US$   5.79          US$   6.97         US$   6.85
      Growth in average unit price                 16.3%               20.4%              -1.7%
 PUBLIC SECTOR(2)
      Sales in millions                      US$1,554.0                 n.a                n.a
      Sales in million units(4)                   745.0                 n.a                n.a
      Average unit price                     US$   2.08                 n.a                n.a
      Growth in average unit price                 --                   n.a                n.a

_____________________

(1) In 2000, Canifarma changed the method by which it calculates net sales to governmental entities and the related percentage of the Mexican pharmaceutical market represented by net sales to governmental entities (in both units and Pesos). In prior periods, the net sales and related percentage share figures reflected units of, and Peso amounts in respect of sales of, prescription drugs. In 2000, the net sales and percentage share figures reflect units of, and Peso amounts in respect of sales of, prescription drugs, prescription drug components, first aid products and other related over-the-counter products. As a result of this change, net sales, related percentage, average unit price and growth in average unit price figures for the year ended December 31, 2000 are not comparable to figures in prior periods.

(2) Statistics based on information made publicly available by Interdata for private sector data and Canifarma for public sector data.

(3)   Revenues based on prices charged by wholesalers to retailers.

(4) In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(5) As of the date of this annual report no information from Canifarma was available for 2001 and 2002.


INDUSTRY PRICES

         As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries like the United States of America. We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent a significant area of future revenue growth for us. Prior to 1990, the Mexican government determined pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from pharmaceutical distribution. As of 1990, the Mexican government, acting through the Secretaria de Comercio y Fomento Industrial, or Secofi, now known as the Ministry of Economy and Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell. In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed with Canifarma to continue submitting price increase proposals for approval by the Ministry of Economy. Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase. The most important factors considered by the Ministry of Economy are the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities. If the Ministry of Economy does not respond within 30 days, the increase is automatically granted. Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole. In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price. Since 1990, prices have increased above the rate of inflation, and in 2001 according to Interdata, the average price per unit increased by 20.4% in "dollar terms". However, in 2002 the price per unit decreased by 1.7% "in dollar terms" with respect to 2001, reflecting in part the devaluation of approximately 13.7% that the peso suffered in 2002. The devaluation of the peso may affect our ability to increase the prices of some of our products. See "Key Information--Risk Factors--Risk Factors Relating to Developments in Mexico."

         Retailers that purchase from us range in size from small rural pharmacies to national government institutions, including:

         o ISSSTE - The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

         o PEMEX - The hospitals and pharmacies of Petroleos Mexicanos, the Mexican national oil company. In 1998, after bidding, we were awarded eight PEMEX contracts to serve different hospitals nationwide for the next two years. Our sales to PEMEX in 1999 and 2000 accounted for 4.6% and 4.8% of our total net sales. In 1999 and 2000 we had 100% of the PEMEX contracts. Due to new conditions on our PEMEX contract, sales to PEMEX during 2001 accounted for 3.5% of our total net sales. In January 2001, we were awarded with approximately 60% of the total PEMEX contract to serve different hospitals in four specific regions of Mexico. During 2002 sales to PEMEX represented approximately 4.0% of our total sales and were 19.40% higher that in 2001. We cannot assume that we will be awarded contracts with PEMEX similar to these we have had in previous years;

         o IMSS- The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies; and

         o During 2000, 2001 and 2002, Mexican government entities as a whole (excluding "ISSSTE TIENDAS" since they are considered by us a supermarket chain), accounted for approximately 4.8% and 3.5% and 4.0% of our net sales.

PUBLIC SECTOR PHARMACEUTICAL DISTRIBUTION

         According to Canifarma, the public sector market for pharmaceutical products (prescription drugs only) in Mexico accounted for the sale of 745 million units in 2000, representing sales of approximately U.S.$1,554.0 million (approximately 21.3% of total market sales). As of the date of this annual report no information from Canifarma was available for 2001 and 2002.

         Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to buy at prices that are substantially lower than those for private entities. Our sales to IMSS, ISSSTE and PEMEX are not in bulk and, therefore, are not at bulk prices. Instead, we deliver pharmaceutical products to ISSSTE Tiendas at prices comparable to those prices we charge our large private sector customers. We sell our pharmaceutical products to all 280 supermarket pharmacies operated by ISSSTE at private sector prices because it provides additional services and increased efficiency. Since our sales to ISSSTE's Tiendas pharmacies are not through the usual public sector channels, Canifarma classifies them as private sector sales. Sales to PEMEX are at prices substantially lower than those for the private sector.

PRIVATE SECTOR PHARMACEUTICAL DISTRIBUTION

         Our customers in the private sector consist primarily of over 20,000 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 4,700 stores) and the pharmacies associated with private hospitals. We were the first nationwide wholesale distributor of pharmaceuticals to enter the private sector market in Mexico, and since the 1960s we have been one of only two wholesalers providing national coverage. We believe that our coverage of customers is the highest in the industry and that we cater to a majority of retailers nationwide.

         According to Interdata and our estimates, in 2000, 2001 and 2002, Grupo Casa Saba and Nadro, Mexico's only other national pharmaceutical distributor, together accounted for over 55% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico. Mexico has adopted individual dosage packaging, i.e., pharmaceuticals are distributed in pre-packaged dosages rather than in bulk. Retail customers demand a rapid and continuous supply of pharmaceutical products. As a result, inventory turnover is quite high. Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers. We have sought to overcome these market constraints by maintaining a superior distribution network. Through more than 110 years of experience, we have developed sophisticated transportation and inventory logistics, which enable us to distribute our products in less than 24 hours from the time of order nationwide. We believe that we are able to fill the highest rate of orders in the industry, and plan to expand our distribution network to continue to improve our distribution capabilities.

VALUE-ADDED PHARMACEUTICAL SERVICES

         We believe that we distinguish ourselves from our competitors, in part, by the wide range of value-added services we provide our customers in addition to our products. For example, we provide pharmacies suggested retail price lists that are updated immediately upon notice of price changes from the suppliers. These price lists are the only notices used by pharmacies to adjust their prices. We also provide inventory, purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system. See "--Technology Information Systems--Pharmacy Personal Point-of-Sale Computers." We also provide our customers with an immediate product replacement service. If any item from a customer's order is out of stock, www.farmaservicios.pdv adds the client's name together with the specific out of stock item to the product replacement list. This ensures that the product will be delivered to the client as soon as it is received at one of our distribution centers, without requiring the client to reorder the product.

         We also offer our customers a series of specialized services, including training, conferences and trade fairs. Some services to customers are supported by a monthly pharmaceutical publication, "Farmservicios Editorial," formerly "Correo Farmaceutico," a monthly magazine and product catalog. We also provide our clients with a pharmaceutical dictionary, which lists all pharmaceuticals sold by pharmacists, together with a description of each drug's use.

         We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge. Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, and to place and track their orders and shipments, on line. In addition, these clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. We believe that www.farmaservicios.com is an innovative, value-added service that only we can make available to our clients. www.farmaservicios.com also links to www.farmaservicios.pdv, and to our HYPERDATY system. See "--Technology Information Systems."

HBA/OTHER PRODUCTS

         We distribute health and beauty aids (HBA) and various consumer products that are typically sold through supermarkets, convenience stores and pharmacies in Mexico. HBA/other products consist principally of basic toiletries, the majority of which are distributed on a non-exclusive basis. We also distribute some products on an exclusive basis, like:

         o    Mexsana talcum powders from Schering Plough (since 1999); and

         o    Coppertone suntan lotions (since 1999).

         In some cases, we enter into short-term exclusive distribution agreements on a preliminary, experimental basis, in order to test the real demand for specific products. If upon the termination of these agreements, we conclude that there is no significant demand for a specific product, we cease the distribution of such product. For this reason, in the normal course of business, products we distribute one year may not be distributed the next. We are currently seeking to enter into distribution agreements to distribute HBA/other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

         We provide manufacturers with highly specialized integrated services. These services range from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and product information. We believe that our services in this area are unique and unparalleled and are not available nationwide through any other entity.

         We anticipate that the market in Mexico for health and beauty aids and other consumer products will continue to grow due to the young profile of the Mexican population, over half of which is currently below the age of 20. We believe that as the Mexican population continues to grow, and as consumers' disposable income increases, this division could account for the important increases in demand of our products.

GENERAL MERCHANDISE AND OTHER PRODUCTS

         We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico. Prior to 2002, we referred to these products as non-perishable food/consumer products. The general merchandise products we distribute consist primarily of packaged and canned foods, candies, chocolates and freezer products among others. The other products we distribute consist of over-the-counter products, household cleansers, toiletries, Casio products, Disney licensed products, among others. General merchandise and other products we distribute are mostly products sold on exclusive basis in specified areas pursuant to contractual arrangements, including:

         o    Brunswick Sea Food products (since 1994);

         o    Canderel and Nutra Sweet products (since 1999);

         o    Kraft Foods (candies division) (since 1999);

         o    Anton Berg (since 2001);

         o    Vital Care (since 2002);

         o    Delico Freezer Products (since 2002);

         o    Color Concepts (since 2002);

         o    Futura Trading (since 2002);

         o    Casio - Keyboard, Digital Camera, Audio and T.V. (since 1999);
              and

         o    Cure Brand (since 2002).

ENTERTAINMENT

         We distribute books and magazines, a large majority of which we distribute on an exclusive basis, through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is among the leading distributors of weekly magazines in Mexico. We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Walmart's Mexico, VIPS and Porton, restaurant chains in Mexico City. In 2002 we co-published children's books with approximately 23 international publishers. However, due to Citem's current restructuring process we decided not to enter into any co-publishing agreement in 2003. There can be no assurance that we will enter into new co-publishing agreements in the future.

         We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through 180 nationwide agents, 700 book stores, and 150 schools, as well as through four firms affiliated with the Union of Newspaper Boys in Mexico City. Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, formal indoor newsstands and magazine "bullpens," airports, libraries and hotel magazine stores.

         In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to VIPS and Porton, that keep the shelves of over 150 stores across Mexico, duly organized. In the second quarter of 2000, we discontinued the operations of uno@uno, and leased its assets to a third party for a term of two years.

         In 2000, we also distributed to 25 export clients, consisting of magazine and book wholesalers, in North, Central and South America. Revenues from sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 55%, 18% 17% and 10% of our total export sales in 2000. In 2001 we continued with our exports to the United States, Central America, South America and the Caribbean accounting for approximately 54%, 17%, 20% and 9%, respectively, of our export sales. In 2002 we continued with our international operations, the United States, Central America, South America and the Caribbean representing 54%; 11%; 7%; and 28%, respectively, of our export sales.

         In 2001 Citem secured the distribution of new publications, expanding its client base with the distribution of albums and stickers from leading licensors and publishers in the market. Despite the economic slowdown and supported by new contracts for distributing publications, Citem increased its total sales during 2001 in 1.7%.

         To improve its infrastructure and increase operating profitability, in the last quarter of 2001Citem moved its distribution center from Mexico City to the State of Mexico.

         In the second half of 2002, started an administrative and operational restructuring to achieve higher levels of profitability. As a result, several magazines and books were eliminated from our supplier base, generating a decrease in Citem's sales of 8.5% compared to sales in 2001. The restructuring process has not been completed. However, we expect to in the second half of 2003 and to start generating higher levels of sales and operating profit in our publications division.

OFFICE PRODUCTS

         In August 2000, we sold all of the outstanding capital stock of our wholly owned subsidiary Papelera General, a regional office-supply wholesale distributor, and the assets related to this business, including two warehouses in Mexico City, to Adolfo I. Autrey, a former principal shareholder, director and executive officer, for Ps.37.5 million (the equivalent of approximately U.S.$3.9 million). Following this sale, we no longer conduct any business through, nor with, Papelera General, other than a lease for office space and licensing and trademark arrangements. See "Major Shareholders and Related Party Transactions--Related Party Transactions."

         Following the sale of Papelera General, we continue to distribute office and electronic products from Casio, including keyboards, calculators, audio and television equipment and related accessories, through Mexatar. We acquired Mexatar in December 1998. Due to negotiations with Casio, as of this date we only acquire from Casio keyboards, audio and T.V. products as well as digital cameras, products that we distribute under normal operations. The distribution of other electronic products will continue only until our inventory of such products permits it. There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products, or if so, under terms favorable to us.

EXCLUSIVE DISTRIBUTION AGREEMENTS

         In the areas of HBA/other, general merchandise and other products and entertainment products, exclusive distribution agreements are typically limited to specified products, channels and geographic areas. Some of our exclusive distribution agreements can be terminated without cause, by means of proper notice, given by either party. We do not anticipate the imminent termination of any of these agreements, other than those that we terminate if the products distributed are not sufficiently profitable. Before entering into exclusive distribution arrangements, in occasions we require that each prospective supplier agrees to advertise its services and offer a specific number of promotions and trade discounts to ensure that the supplier is seeking to take a leading position in the Mexican market. We provide manufacturers with highly specialized integrated services, ranging from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and the provision of information. We believe that these services are not provided, nationwide, by any other entity.

         In 2000, following the instructions of our management, we terminated several of our exclusive distribution agreements, due to the fact that the margins on products distributed pursuant to these agreements were not sufficiently profitable. We are currently seeking to enter into exclusive distribution agreements that will allow us to distribute products, particularly HBA/other, entertainment, general merchandise and other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

PURCHASING

         We order all of our products on an ongoing basis, negotiating quantity and price periodically, rather than committing to contractual terms. While the majority of our suppliers are Mexican companies, we do purchase some products from international manufacturers. We negotiate exchange risks by purchasing these products in Pesos or setting a limit on our exchange risk exposure.

         In prior periods, each of our distribution centers placed its own orders on a weekly basis, directly to suppliers. These orders were placed through our computerized order system, Electronic Document Interchange, or EDI. Suppliers delivered orders directly to the distribution warehouse that placed the order, or to our transportation subsidiary, Marproa. Suppliers typically delivered bulk orders directly to the distribution warehouse that placed the order.

         In the second half of 2000, we centralized our purchasing to improve our financial results and increase the efficiency of our operations. As a result, all of our orders for all of our distribution centers are placed through our centralized system.

         Deliveries of non-Mexican products are performed through Mexican customs, near the U.S. border and are typically made directly from the supplier to a Mexican customs agent. Once the customs concludes the importing procedure, the products are sent to our distribution center by ground transportation.

         Marproa is a common carrier that also provides freight services to third parties at market rates. From Marproa, we make deliveries several times a week to each of our 22 distribution centers.

         Maintaining good relationships with our over 600 suppliers and publishers is important to competitive success because of the tight inventory policies prevalent in the pharmaceutical industry in Mexico. We are committed to making rapid and timely deliveries to our customers.

         We have also installed EDI, which enables us to communicate electronically with our suppliers and customers. For example, we use EDI for order placement, order confirmation and price changes. We also offer our suppliers access to our daily transactions database through the Internet at HYPERDATY, where they can track performance of their products. See "--Technology Information Systems" below.

PHARMACEUTICAL AND HBA/OTHER PRODUCTS

         We purchase pharmaceutical products from over 290 laboratories and manufacturers. Most of these suppliers are located in the Federal District of Mexico. More than two-thirds of the suppliers that manufacture pharmaceuticals and HBA/other products in Mexico are owned primarily by large multinational companies. Purchases made from these suppliers represent more than 80% of our pharmaceutical and HBA/Other products purchases.

ENTERTAINMENT PRODUCTS

         In 2001 we distributed, through Citem, over 1,100 magazine titles and over 5,500 book titles from approximately 400 publishers. In 2001, Citem secured the distribution of new publications, expanding its client base with the distribution of albums and stickers from leading licensors and publishers in the market. Nearly all products purchased may be returned to the publisher, with the exception of a small number of book titles. Citem's inventory consists primarily of books. In 2002 Citem distributed over 1,200 magazine titles and approximately 5,000 book titles from approximately 340 publishers. In the second half of 2002, we started an administrative and operational restructuring to achieve higher levels of profitability. Due to this process, several magazines and books were eliminated from our supplier base, generating a decrease in Citem's sales of 8.5% compared with sales in 2001. The restructuring process to date has not been completed. However, we expect to complete the process in the second half of 2003 and to improve Citem's supplier data base as well as its revenues, all under strict profitability parameters.

ELECTRONIC AND OFFICE PRODUCTS

         Through July 2000, we purchased office supplies pursuant to a number of supply arrangements with various third party suppliers. Following the sale of Papelera General in August 2000, we continued to distribute office products and electronic products from Casio, including keyboards, calculators, audio and television equipment and related accessories, through Mexatar. Due to negotiations with Casio, we are currently distributing under normal operations keyboards, digital cameras and audio and T.V. equipment, and the rest of the electronics products that we used to distribute will continue only until we run out of inventory. There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or if so, under terms favorable to us.

COMPETITION

PHARMACEUTICAL PRODUCTS

         Our primary competitor in the pharmaceutical distribution business is Nadro, Mexico's only other national pharmaceutical distributor. One of our other primary competitors is Marzam, S.A. de C.V., Mexico's other large regional distributor. Our other major competitors include approximately ten regional distributors, some of which own chains of pharmacies.

         We believe that our distribution services are superior to those of regional distributors due to the speed with which we distribute our products, as well as the quality and value added services we provide.

HBA/OTHER PRODUCTS

         Our competition in the HBA/other product sales segment is similar to the competition we face in our distribution of pharmaceutical products. We compete primarily with manufacturers that deliver directly to supermarkets and with various regional distributors. In addition, Nadro and other regional wholesalers distribute HBA/other products.

GENERAL MERCHANDISE AND OTHER PRODUCTS

         Our principal competitors in the general merchandise and other products market segment are manufacturers that deliver directly to supermarkets and some regional distributors. We compete directly with many middle wholesalers and product-specialized wholesalers that distribute to convenience stores, independent grocery stores and mom and pop stores, or changarros. None of these wholesalers has a significant market share.

         Grupo Corvi, S.A. de C.V., or Corvi, a Mexican company, is one of the largest wholesalers of independent grocery stores. Corvi's distribution to middle wholesalers and product-specialized wholesalers and supermarket stores does not represent direct competition for us, since we distribute mainly exclusive lines to these channels.

ENTERTAINMENT

         Our principal competitors in our publications product line include:

         o Intermex, a company owned by Televisa, which primarily distributes its own publications;

         o Codiplyrsa, which primarily distributes popular magazines nationwide;

         o    Novedades, which primarily distributes its own publications;

         o    DIMSA, which distributes primarily English-language publications;
              and

         o    Sayrols, which distributes magazines.

OFFICE PRODUCTS AND ELECTRONICS

         Following the sale of Papelera General in August 2000, we are no longer engaged in the distribution of office products through Papelera General, but continue to distribute office and electronic products from Casio through Mexatar, and face competition from regional wholesalers in connection with the distribution of these products. However, due to negotiations with Casio, as of this date we only acquire from Casio keyboards, digital cameras, audio and T.V. products that we distribute under normal operations. The distribution of other electronic products will continue only until our inventory of such products permits it. We cannot assure you that we will enter into a distribution agreement with Casio or any other supplier of similar products, or if so, under terms favorable to us.

PAYMENTS AND COLLECTIONS

         Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product. Cash-on-delivery terms are used only for new clients or for those whose credit has been temporarily suspended. We negotiate the number of days that we will extend to our clients on a case-by-case basis. The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client's creditworthiness, as well as the length and nature of the client's relationship with us. The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy. For example, in connection with our efforts to increase sales to particular sectors of the market, in the past we extended credit to clients in these sectors on more favorable terms than those offered to overall client base, and as a result, the maturity of accounts receivable due from clients in these sectors was slightly higher than the average maturity of accounts receivable due from our overall client base in some periods. Although we are currently seeking to reduce the average maturity of our accounts receivable and maintain an aggressive collection policy for delinquent accounts receivable in connection with our efforts to improve our financial results and the efficiency of our operations, we cannot assure you that we will not extend credit to clients in particular sectors on more favorable terms than those offered to our overall client base in the future. See "Information of the Company--Business Overview--Business Strategy--Improve Our Financial Results and the Efficiency of Our Operations." The average maturity of accounts receivable due from our overall client base was 51 days in 2000, 60 days in 2001 and 64 days in 2002.

         The following chart sets forth the average maturity of accounts receivable due from various sectors of the market.

      ---------------------------------------------------------- ---------
      Credit terms                                               Days
      ---------------------------------------------------------- ---------
      Pharmacies                                                 35
      Supermarkets and local wholesalers                         46
      Government                                                 53
      Publications to wholesalers                                48
      Publications to retailers (1)                              30

(1) National retail chains are centralized.


REGULATION

         Our business is primarily regulated by the Ley General de Salud, or General Health Law, and the accompanying regulations. Two federal agencies under the executive branch of the Mexican government, the Mexican Ministry of Health and the Mexican Ministry of Economy, regulate the pharmaceuticals industry. We must obtain an authorization from the Mexican Ministry of Health to distribute prescription drugs and over-the-counter pharmaceuticals on the wholesale level. We believe that we have obtained all necessary authorization and permits required for the operation of our business and we do not foresee any revocation, cancellation or termination of such authorizations and permits.

         The Ministry of Economy regulates both the wholesale and retail prices of prescription and over-the-counter pharmaceutical products. Mexican law requires us to sell all prescription and over-the-counter products at a price equal to or lower than the price approved by the Ministry of Economy for each product. The Ministry of Economy periodically receives and, if appropriate, approves revised price lists submitted by manufacturers on a product-by-product basis.

TECHNOLOGY INFORMATION SYSTEMS

         We periodically acquire and use new technologies to increase our efficiency and distribution capabilities. All dealings with suppliers, lessors, banks and insurance companies, as well as our treasury, are centralized. We believe that our technology information systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

RETAIL ORDER COMPUTERS

         An important part of our sales representatives uses a portable hand-held computer terminal to take and process orders. These orders are transmitted via telephone lines to a central computer at each distribution center. The orders are then printed and separated by route and filled according to a departure schedule. We continually upgrade our systems to increase the effectiveness of our ordering system, installing individual workstations in more locations, tracking the orders of customers and suppliers in the systems network and ensuring the accurate fulfillment of those orders.

PHARMACY PERSONAL POINT-OF-SALE COMPUTERS

         We have developed a point-of-sale software known as www.farmaservicios.pdv., which was previously known as Sistema Especializado Autrey, or SEA. www.farmaservicios.pdv is a PC-based application that has been designed to meet the needs of our pharmacy customers. www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web technology. Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com. Pharmacies that use our system are linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and outstanding orders. Additionally, through this system, we can also assist customers with their own inventory control and business management. www.farmaservicios.pdv can operate on a stand-alone PC or in a network environment, depending on the customer's particular needs. The pharmacy owners purchase the PCs and related hardware and we provide the software package. We charge an annual license fee for this software. Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies. Because of their high quality, we believe that www.farmaservicios.pdv systems are outselling all competing systems combined. As of December 31, 2002, more than 2,500 www.farmaservicios.pdv systems had been installed at customer locations.

AUTOMATIC PICKING TECHNOLOGY

         We were the first Mexican wholesaler to install automated pickers in our distribution centers. An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery. Each automated picker processes approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers. The automated pickers operate at high speed with extremely high accuracy and include error correction features. As of December 31, 2002, 4 of our 22 distribution centers had automated pickers. The installation of additional automated pickers in our distribution centers currently without automation will depend upon whether we deem the cost to be justifiable.

COMPUTERIZED PURCHASE ORDER PLACEMENT SYSTEM

         We have developed and continue to update an automatic inventory control and order placement system. This system utilizes inventory optimization software to track historic demand for products and to forecast future demand. The system also seeks to optimize inventory levels and order sizes at each distribution center through a "just-in-time" inventory approach.

NEW BACK-OFFICE AND ACCOUNTING SERVICES

         In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN. The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations. BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information. In 2001 and 2002 we continued to update all of our back-office information systems in order to improve our internal processes as well as our administrative reports.

DATA WAREHOUSING AND HYPERDATY

         We maintain an electronic data warehouse through which information relating to our clients' transactions can be extracted for internal purposes or for their suppliers upon request for a fee. We also maintain HYPERDATY (previously known as DATY), an Internet-based system that allows suppliers to analyze sales, prices and inventories of their products by extracting information directly from our electronic data warehouse. HYPERDATY provides, on a nationwide basis, two years of monthly information and 30 days of daily information on 340 regions within 48 hours of the occurrence of any transaction. Our management believes that these services allow suppliers to better manage their product needs and fosters long-lasting relationships with suppliers. In addition, we believe that HYPERDATY represents a competitive advantage and is one of the reasons why we could be a preferred distributor among our suppliers. Currently, our clients and suppliers are able to access HYPERDATY through www.farmaservicios.com.

SOFTWARE

         We license www.farmaservicios.pdv to our clients for an annual fee. We also license software designed by other third parties from such third parties.

                          PROPERTY, PLANT AND EQUIPMENT

         As of December 31, 2002, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 15 other properties. Most of our fixed assets are wholly owned and have been pledged to secure our outstanding indebtedness. See "Operating and Financial Review and Prospects--Indebtedness--Scotiabank Inverlat Credit Facility" and Note 8 to our annual consolidated financial statements.

         As of December 31, 2002, our distribution centers represented more than 110,000 square meters of warehouse space. From these 22 distribution centers, using a fleet of over 900 vans, trucks and cars, we filled nearly 5 million orders in 2002, averaging approximately 400,000 orders per month. All of our distribution centers are strategically located near Mexico's major population centers.

         The following table shows our current distribution centers and their locations in alphabetical order, as of December 31, 2002:

          DISTRIBUTION CENTER'S NAME       LOCATION (CITY, STATE)
--------- -------------------------------- --------------------------------
1.        Taxquena                         Mexico City, Distrito Federal
2.        Chihuahua                        Chihuahua, Chihuahua
3.        Coatzacoalcos                    Coatzacoalcos, Veracruz
4.        Culiacan                         Culiacan, Sinaloa
5.        Guadalajara                      Guadalajara, Jalisco
6.        Hermosillo                       Hermosillo, Sonora
7.        Juarez                           Ciudad Juarez, Chihuahua
8.        La Laguna                        Gomez Palacio, Durango
9.        Leon                             Leon, Guanajuato
10.       Centennial                       Tlalnepantla, Mexico
11.       Monterrey                        Monterrey, Nuevo Leon
12.       Morelia                          Morelia, Michoacan
13.       Peninsular                       Merida, Yucatan
14.       Citem                            Tlalnepantla, Mexico
15.       Puebla                           Puebla, Puebla
16.       Reynosa                          Reynosa, Tamaulipas
17.       Tampico                          Tampico, Tamaulipas
18.       Tijuana                          Tijuana, Baja California
19.       Tlahuac                          Mexico City, Distrito Federal
20.       Tuxtla                           Tuxtla Gutierrez, Chiapas
21.       Vallejo                          Mexico City, Distrito Federal
22.       Veracruz                         Veracruz, Veracruz
--------- -------------------------------- --------------------------------

         In connection with our cost-cutting program and our efforts to consolidate our operations and improve our profitability in 2000, we opened one distribution center in Puebla in connection with our efforts to increase our market share. In the fourth quarter of 2001 we relocated our distribution center "Casa Saba Centro" located in Mexico City, Federal District to Taxquena also, within Mexico City, Federal District. We also relocated "Citem" from Taxquena to Tlalnepantla, in the State of Mexico. In 2002 we did not make any changes in our distribution centers infrastructure.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 15 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 15 to our audited consolidated financial statements provides a description of our profit sharing and income taxes, and goodwill under U.S. GAAP. Note 16 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and total stockholders' equity.

         Mexican GAAP requires that our audited consolidated financial statements recognize certain effects of inflation. In accordance with Mexican GAAP, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements on this annual report have been restated in constant Pesos as of December 31, 2002.

EFFECTS OF ECONOMIC AND MEXICAN GOVERNMENTAL FACTORS ON OUR
RESULTS OF OPERATIONS

         Our operations and assets are located in Mexico. As a consequence, our results of operations may be affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico.

ECONOMIC SITUATION

         The economic crises in Asia, Russia, Brazil and other emerging markets adversely affected the Mexican economy, and future developments in Mexico and other markets could adversely affect the Mexican economy in future periods.

         In 1998, 1999 and 2000, Mexico's gross domestic product, or GDP, increased 4.8%, 3.7% and 6.6% and inflation was 18.6%, 12.3% and 9.0%. However, in 2001 due to a slowdown in the international economic environment, Mexico's GDP decreased 0.3% and inflation declined to 4.4%. In 2002 the lack of improvement in the international economic environment including any U.S. recovery together with the threat of war with Iraq, was reflected in Mexico's GDP increasing by 0.9% and inflation reaching 5.7%. In the first quarter of 2003, the concerns previously mentioned continued and a war with Iraq took place. All those factors combined, negatively impacted Mexico's GDP, which grew in the period 2.3% and inflation was 1.3%.

         If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations may be adversely affected for the following reasons:

         o demand for products we distribute may decrease because consumers may reduce expenditures for these products; and

         o demand for products we distribute may decrease because consumers may find it difficult to pay for these products.

CURRENCY FLUCTUATIONS

         Although we currently do not have any substantial U.S. Dollar-denominated indebtedness and do not expect to incur in any U.S. Dollar-denominated indebtedness in the near term in connection with our current business plan, we may be required to do so in the future. Substantially all of our revenues are and will continue to be Peso-denominated. As a result, should we incur in any substantial U.S. Dollar-denominated indebtedness, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in our incurrence in net foreign exchange losses. In 2002, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 13.7% against the U.S. Dollar, and in the first quarter of 2003, the Peso depreciated by approximately 3.4% against the U.S. Dollar.

         Severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets. This may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on any non-Peso-denominated indebtedness we may incur in the future, which could, in turn, affect our ability to obtain foreign services and products. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities.

INFLATION AND INTEREST RATES

         In recent years, Mexico has experienced high levels of inflation. The rate of inflation, as measured by changes in NCPI, was 9.0%, 4.4% and 5.7% for 2000, 2001 and 2002. High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute and to the extent inflation exceeds our price increases or to the extent we do not increase our prices, our prices and revenues by adversely affecting our prices in "real" terms.

         Mexico has had, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged approximately 15.3%, 11.3% and 7.1% for 2000, 2001 and 2002, respectively. Accordingly, if we need to incur Peso-denominated indebtedness in the future, it will most likely be at higher interest rates than in the USA.

INTRODUCTION TO OUR OPERATIONS

         The following table sets forth the real price increases and unit volume growth for our private pharmaceutical division, our core business division:

                                                     YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                 2000        2001         2002
                                                -------    -------      --------
   TOTAL PRIVATE PHARMACEUTICALS
   MARKET:
       Real Unit Price Increases..............    6.1%        7.9%         7.2%
       Growth in Units........................    4.0%       (2.4%)        2.3%

   GRUPO CASA SABA PRIVATE
   PHARMACEUTICAL PRODUCTS:
       Real Unit Price Increases..............    5.8%        5.9%         5.5%
       Growth in Units........................    6.3%       (2.5%)        1.3%

   MARKET SHARE OF GRUPO CASA SABA:...........   28.2%       28.3%        28.0%
   INFLATION(1)...............................    9.0%        4.4%         5.7%

__________________

(1) Based on the changes in the NCPI


         The unit volume growth in the Mexican private pharmaceutical market, in which we conduct our main distribution business, was due to a higher demand of pharmaceutical products in Mexico. For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see "Information on the Company--Business Overview--Pharmaceutical Industry."

         The following table sets forth our net sales by division and the corresponding growth rates for each of our divisions, for the years ended December 31, 2000, or 2000, December 31, 2001, or 2001, and December 31, 2002,
or 2002. Data is restated in constant Pesos as of December 31, 2002.



                                                             YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                       2000              2001              2002
                                                   ---------------------------------------------------
                                                   (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2002)
  PHARMACEUTICALS:
  Private sector................................     Ps.13,425.7    Ps.13,871.2       Ps.14,830.5
  % Growth......................................          12.4%             3.3%              6.9%
  Government....................................         825.5            606.4             724.1
  % Growth......................................          14.1%           (26.5%)            19.4%
  HBA/OTHER PRODUCTS(1).........................       1,753.4          1,695.2           1,759.9
  % Growth......................................          (6.0)%           (3.3)%             3.8%
  GENERAL MERCHANDISE AND OTHER PRODUCTS........         206.2            159.4             153.8
  % Growth......................................         (32.9)%          (22.7)%            (3.5)%
  ENTERTAINMENT PRODUCTS........................         756.4            769.5             704.2
  % Growth......................................          17.3%             1.7%             (8.5)%
  OFFICE PRODUCTS(2)............................         223.5             60.5              34.9
  % Growth......................................         (29.3)%          (72.9)%           (42.3)%
                                                    -------------   -------------     ------------
         TOTAL..................................    Ps.17,190.7     Ps.17,162.2       Ps.18,207.4
                                                    =============   =============     ============
         Total % Growth.........................            8.8%           (0.2)%             6.1%
                                                    =============   =============     ============
_________________

(1) Includes some revenues for services, including shipping, management services and rent, provided by some of our subsidiaries to entities beneficially owned by members of the Autrey family, some of whom were former shareholders. See "Major Shareholders and Related Party Transactions--Related Party Transactions." Revenue from these services represented less than 1% of the total net sales from HBA/Other products from January through February 2000.

(2) As a result of the sale of Papelera General, the subsidiary through which we distributed office supplies, in August 2000, net sales and related percentages for 2000 only reflect revenues from the sale of office supplies through Papelera General for the seven month period ended July 31, 2000. Net sales and related percentages for 2000 and 2001 reflect revenues from the sale of office and electronic products from Casio through Mexatar.


         The following table sets forth the net sales for each of our divisions and our results of operations as a percentage of our total net sales:

                                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------
                                                              2000            2001           2002
                                                        --------------- -------------- --------------
 PHARMACEUTICALS:
       Private sector...............................          78.1%           80.8%          81.4%
       Government...................................           4.8%            3.5%           4.0%
 HBA/OTHER PRODUCTS(1)..............................          10.2%            9.9%           9.7%
 GENERAL MERCHANDISE AND OTHER PRODUCTS.............           1.2%            0.9%           0.8%
 ENTERTAINMENT PRODUCTS.............................           4.4%            4.5%           3.9%
 OFFICE PRODUCTS(2).................................           1.3%            0.4%           0.2%
                                                        --------------- -------------- --------------
                                                             100.0%          100.0%         100.0%
                                                        =============== ============== ==============
 COST OF SALES......................................          89.6%           89.3%          89.5%
 GROSS PROFIT.......................................          10.4%           10.7%          10.5%
 OPERATING EXPENSES(3):
       Selling expenses.............................           2.8%            2.8%           2.9%
       Administrative expenses......................           4.0%            4.0%           3.8%
                                                        --------------- -------------- --------------
                                                               6.8%            5.8%           6.7%
       OPERATING INCOME.............................           3.6%            3.9%           3.9%
                                                        --------------- -------------- --------------
 COMPREHENSIVE COST OF FINANCING, NET...............           0.5%            0.9%           0.1%
 OTHER INCOME.......................................          (0.1)%          (0.2)%            0%
 INCOME TAX AND EMPLOYEE PROFIT SHARING.............           0.7%            0.7%           0.8%
                                                        --------------- -------------- --------------
       NET INCOME...................................           2.6%            2.5%           3.0%
                                                        --------------- -------------- --------------
                                                             100.0%          100.0%         100.0%
                                                        =============== ============== ==============
_______________________

(1) Includes some revenues for services, including shipping, management services and rent, provided by some of our subsidiaries to entities beneficially owned by members of the Autrey family, some of whom were former shareholders. See "Major Shareholders and Related Party Transactions." Revenues from these services represented less than 1% of the total net sales from HBA/Other products from January through February 2000.

(2) As a result of the sale of Papelera General, the subsidiary through which we distributed office supplies, in August 2000, net sales and related percentages in 2000 reflect revenues from the sale of office supplies through Papelera General only for the seven month period ended July 31, 2000. Net sales and related percentages for 2000 and 2001 reflect revenues from the sale of office and electronic products from Casio through Mexatar.

(3) Total operating expenses include severance payments made to personnel, in addition to selling and administrative expenses in 2000. No such payments were made in 2001 and 2002.


RESULTS OF OPERATIONS

         In accordance with Mexican GAAP, Peso amounts presented below for 2000, 2001 and 2002 are reflected in constant Pesos as of December 31, 2002.

YEAR ENDED DECEMBER, 31, 2002 COMPARED TO YEAR ENDED DECEMBER, 31 2001

         TOTAL NET SALES. Net Sales for 2002 amounted to Ps.18,207.4 million, representing an increase of 6.1% over 2001. The increase in sales is a reflection of the solid growth shown by the national pharmaceutical sector, and in particular our private pharmaceutical division, which continued as the primary driver of sales growth for Grupo Casa Saba. Government pharmaceutical division also had a positive performance in 2002, reflecting an increase in sales of 19.4% versus 2001. The growth of these two divisions combined with an increase of 3.8% in HBA/other products, allowed us to finish the year with an increase in total sales of 6.1% and to offset a decrease of 8.5% posted by our entertainment or publications division as well as a 14.2% decrease in our office supplies and general merchandise and other products divisions.

         NET PRIVATE PHARMACEUTICAL SALES. The net sales of our private pharmaceutical division increased to Ps.14,830.5 million, or 6.9%, in 2002 from Ps.13,871.2 million in 2001, mainly as a result of the private pharmaceutical market growth and the solid performance of our commercial strategies. As mentioned before, our net private pharmaceutical division continues to be the primary driver of sales growth for Grupo Casa Saba. Net sales of our private pharmaceutical division increased its participation to total sales to 81.4%, from 80.8% in 2001.

         NET GOVERNMENT PHARMACEUTICAL SALES. Net sales of our government pharmaceutical division showed a positive performance during the whole year, posting a 19.4% increase over 2001. This increase is a response to a greater demand for pharmaceutical products by government hospitals and institutions, as well as to the proactive participation of Grupo Casa Saba in the government sector. In this division we reflect sales to PEMEX, which are related to bidding processes. Therefore, there can be no assurance that we will be awarded similar contracts with PEMEX in the future. See "Information on the Company--Business Overview--Pharmaceutical Industry--Industry Prices." As a percentage of our total net sales and due to the growth reflected during the year our government pharmaceutical division increased its participation from 3.5% in 2001 to 4.0% in 2002.

         NET HBA/OTHER PRODUCT SALES. The net sales of our HBA/other products division reflected during 2002 an increase of 3.8% with respect to 2001. This increase is a result of both a dynamic market related to these types of products and the solid market positioning that Casa Saba maintains in this area. As a percentage of total sales and reflecting a smaller increase than the private pharmaceutical division, sales for HBA/other decreased to 9.7% in 2002 from 9.9% in 2001.

         GENERAL MERCHANDISE AND OTHER PRODUCTS SALES. The net sales of our general merchandise and other products division decreased to Ps.153.8 million, or 3.5%, in 2002 from Ps.159.4 million in 2001. This decrease in sales responds to the fact that we continued with the process of incorporating lines of General Merchandise and rebalancing previous lines. In this process, product distribution agreements were terminated following a determination by our management that the margins on products distributed pursuant to these agreements were not sufficiently profitable. We are currently seeking to enter into distribution agreements that will permit us to distribute general merchandise and other products at acceptable margin levels. There can be no assurance that we will enter into distribution agreements to distribute general merchandise and other products at acceptable margin levels in the future. As a percentage of our total net sales, the net sales of general merchandise and other products division decreased to 0.8% in 2002 from 0.9% in 2001.

         NET ENTERTAINMENT SALES. The net sales of our entertainment division "Citem" in 2002 decreased 8.5% with respect to 2001. In the second half of 2002, "Citem" went through a period of operating and administrative restructuring which sought to improve the levels of operating efficiency and profitability per segment in this division. Likewise, the market that this type of product targets did not record very dynamic results, influenced by the economic environment. As a percentage of our total net sales, the net sales of our entertainment division decreased to 3.9% in 2002 from 4.5% in 2001.

         NET OFFICE PRODUCTS SALES. The net sales of our office products division decreased to Ps.34.9 million, or 42.3%, in 2002 from Ps.60.5 million in 2001. The decrease in sales reflects a rebalancing of the existing lines in this division, which included the elimination of some products that did not fulfill our profitability standards. As a percentage of our total net sales, the net sales of our office products division decreased to 0.2% in 2002 from 0.4% in 2001.

         GROSS PROFIT. Cost of sales in 2002 was Ps.16,286.5 million or 6.3% higher than that in 2001. In 2002, the increase in the cost of sales was higher than the sales growth. Gross margin in 2002 decreased to 10.55% from 10.7% in 2001. The lower gross margin reflects the commercial conditions that prevailed in the year as well as our commercial strategies. Gross profit for the period amounted to Ps.1,920.9 million, representing an increase of 4.5% from 2001.

         EXPENSES. Operating expenses in 2002 were Ps.1,218.9 million, representing an increase of 4.5% over 2001. This increase is attributable principally to the increase in 2002 of our sales. The increase in operating expenses is less on a percentage basis than the increase in our sales. The ratio of expenses to sales decreased to 6.7% in 2002 from 6.8% in 2001.

         OPERATING INCOME. Operating income for 2002 was Ps.702.0 million, 4.6% higher than in 2001. Our operating margin was 3.86% in 2002 compared to 3.91% in 2001. Operating income plus depreciation and amortization in 2002 was Ps.799.6 million, compared to Ps.776.70 million in 2001.

         COMPREHENSIVE COST OF FINANCING, NET. We, like all Mexican companies, report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and (gain) loss on net monetary position.

         Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar. In the past, we have borrowed in U.S. Dollars upon a determination that money market conditions generated a favorable cost-benefit tradeoff in comparison to borrowing in Pesos. The gain or loss on net monetary position incorporates the effect of inflation on monetary assets and liabilities. Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.

         In 2002 comprehensive cost of financing, net was Ps.15.5 million, which compared to the Ps.149.8 million in 2001, represents a decrease of 89.6%. The reduction is basically a product of lower interest paid, which decreased 61.6% in 2002 compared to 2001. At the same time, interest earned increased 194.2%, which was added to greater income from exchange income and monetary gains. See "--Indebtedness" and Note 8 to our audited consolidated financial statements.

         ASSETS TAX, INCOME TAXES AND EMPLOYEE PROFIT SHARING. Provisions for taxes and employee profit-sharing during 2002 amounted Ps.148.5 million, 19.4% higher than that seen in 2001. The provision for taxes and PTU (employee profit-sharing) was 21.45% of pre-tax income. Income tax in 2002 was Ps.166.6 million and Income tax offset by prior year tax loss carryforwards was Ps.(125.6) million. Asset tax in 2002 was Ps.8.6 million, recovery of asset tax paid in prior years was Ps.40.6 million and deferred income tax was Ps.136.4 million.

         In July 2000, the Mexican Institute of Public Accountants, or MIPA, issued Circular 54, "Bulletin D-4 Interpretations," which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to impact our effective tax rates in future periods. See Notes 3(i), 9 and 15(b) to our audited consolidated financial statements.

         NET INCOME. Net profit for the year amounted to Ps.543.9 million, 26.9% higher than in 2001. Consequently, net profit to sales for 2002 increased to 3.0% compared to 2.5% in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         TOTAL NET SALES. Our net sales in 2001 continued exceeding the equivalent of approximately one billion U.S. Dollars for the fifth consecutive year. However, net sales slightly decreased to Ps.17,162.2 million, or 0.2%, in 2001 from Ps.17,190.7 million in 2000. This decrease was mainly due to our focus on profitability, which generated the sale of some business units like Papelera General as well as the cancellation of some distribution lines. Lower sales volume to government pharmacies, as a result of an approximately 40% lower contract with PEMEX, also affected our comparative results.

         Even though we faced in 2001 decreases in terms of sales in almost all of our divisions due to the factors mentioned above and a slower economic environment, sales from our core division, private pharmaceuticals reflected in 2001 an increase of 3.3% with respect to the previous year. Sales from our Entertainment division, Citem, also generated positive comparisons in 2001, increasing by 1.7% with respect to 2000. The increases shown by private pharmaceuticals and entertainment were offset by decreases of 26.5%, 3.3%, 22.7% and 72.9% in government pharmaceuticals, HBA/other products, general merchandise and other products and office products.

         NET PRIVATE PHARMACEUTICAL SALES. The net sales of our private pharmaceutical division increased to Ps.13,871.2 million, or 3.3%, in 2001 from Ps.13,425.7 million in 2000. This increase was due primarily to our strategy of growing with profitability, which increased our efforts in improving our service quality with all of our clients. We believe that these efforts allowed us to maintain our market share, which according to Interdata was above 28%. Its important to mention that we see our private pharmaceuticals division as our core business and we will sustain our efforts for improving its growth with profitability.

         As a percentage of our total net sales, the net sales of our private pharmaceutical division increased to 80.8% in 2001 from 78.1% in 2000.

         NET GOVERNMENT PHARMACEUTICAL SALES. The net sales of our government pharmaceutical division reflected in 2001 an important decrease of 26.5%, mainly due to a lower contract with PEMEX. Therefore, sales in this division were reduced from Ps.825.5 million in 2000 to Ps.606.4 in 2001. Contracts with PEMEX are obtained by region through bidding processes and in 2001, we were awarded with fewer regions than in 2000 and therefore our total contract was approximately 40% lower than in 2000. See "Information on the Company--Business Overview--Pharmaceutical Industry--Industry Prices." We cannot assure that we will be awarded similar contracts with PEMEX in the future. As a percentage of our total net sales, the net sales of our government pharmaceutical division decreased to 3.5% in 2001 from 4.8% in 2000.

         NET HBA/OTHER PRODUCT SALES. The net sales of our HBA/other products division decreased to Ps.1,695.2 million, or 3.3%, in 2001 from Ps.1,753.4 million in 2000. This reduction was due primarily to a decrease in the number of units sold as a result of the termination of several exclusive and non-exclusive distribution agreements with some of our suppliers. These distribution agreements were terminated following the determination of our management, that the margins on products distributed pursuant to these agreements were not sufficiently profitable. Also, a slower economic environment affected the results of this division. We are currently seeking to enter into distribution agreements that will allow us to distribute HBA/other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute HBA/other products at acceptable margin levels in the future. As a percentage of our total net sales, the net sales of our HBA/other products division decreased to 9.9% in 2001 from 10.2% in 2000.

         GENERAL MERCHANDISE AND OTHER PRODUCTS SALES. The net sales of our general merchandise and other products division decreased to Ps.159.4 million, or 22.7%, in 2001 from Ps.206.2 million in 2000. This decrease was due primarily to a reduction in the number of units sold as a result of the termination of several exclusive and non-exclusive distribution agreements with some of our suppliers of general merchandise and other products. These distribution agreements were terminated following a determination by our management that the margins on products distributed pursuant to these agreements were not sufficiently profitable. We are currently seeking to enter into distribution agreements that will permit us to distribute general merchandise and other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute general merchandise and other products at acceptable margin levels in the future. As a percentage of our total net sales, the net sales of our general merchandise and other products division decreased to 0.9% in 2001 from 1.2% in 2000.

         NET ENTERTAINMENT SALES. The net sales of our entertainment division increased to Ps.769.5 million, or 1.7%, in 2001 from Ps.756.4 million in 2000. This increase was due to the secure of the distribution of new publications, which allowed Citem to expand its client base with albums and stickers from leading licensors and publishers in the market. As a percentage of our total net sales, the net sales of our entertainment division increased to 4.5% in 2001 from 4.4% in 2000.

         NET OFFICE PRODUCTS SALES. The net sales of our office products division decreased to Ps.60.5 million, or 72.9%, in 2001 from Ps.223.5 million in 2000. We sold Papelera General, the subsidiary through which we distributed office products, in August 2000. As a result of this sale, net sales for this division in 2000 reflect revenues from the sale of office products through Papelera General only for the seven month period ended July 31, 2000, and as a result, are not comparable to net sales in prior periods. In 2001 we faced though comparisons in the first seven months of the year, since we did not have Papelera's General contributions. Net sales for this division also reflect revenues from the sale of office and electronic products from Casio through Mexatar. We acquired Mexatar in December 1998. As a percentage of our total net sales, the net sales of our office supplies division decreased to 0.4% in 2001 from 1.3% in 2000.

         GROSS PROFIT. Despite our sales decrease of 0.2%, gross profit increased to Ps.1,837.8 million, or 2.8%, in 2001 from Ps.1,787.1 million in 2000. This improvement was mainly due to higher margins obtained as a result of better processes and controls in our purchasing and operations areas. During 2001, our gross margin increased to 10.7% from 10.4% in 2000. Also, the higher gross profit and gross margin was generated by our new sales mix, resulted from the termination of several exclusive and non-exclusive distribution agreements related to products that we could not distribute at a sufficient margin. We are currently seeking to enter into distribution agreements to distribute HBA/other and general merchandise and other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels in the future.

         EXPENSES. As a result of our strategy of high control in our administrative and sales expenses and our cost-cutting program, we maintained almost without change our sales and administrative expenses during 2001. Our ratio of total operating expenses to net sales stayed at a similar level of 6.8% for both 2001 and 2000. Our total operating expenses were Ps.1,162.9 million in 2000 and Ps.1,166.9 million in 2001.

         Our cost-cutting program was more aggressively implemented since 2000 than in prior periods. In connection with our cost-cutting program in 2000, we further reduced our employee headcount by an additional 502 employees. As of December 31, 2000, we had 5,107 employees, an 8.9% percent decrease as compared to 5,609 employees as of December 31, 1999. In connection with these efforts, in 2000 we had extraordinary expenses in the amount of Ps.9.4 million, as a consequence of severance payments made to personnel as a result of our work force reductions and some costs related to our financial restructuring, which we completed in 2000. In 2001 we reduced our employee headcount in 71 employees. As of December 31, 2001 we had 5,036 employees or 1.4% less than in 2000.

         OPERATING INCOME. Mainly due to our higher gross margins, our operating income in 2001 increased to Ps.670.9 million, or 7.5%, with respect to the Ps.624.3 million generated in 2000. Our operating margin increased to 3.9% in 2001 from 3.6% in 2000.

         COMPREHENSIVE COST OF FINANCING, NET. We, like all Mexican companies, report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and (gain) loss on net monetary position.

         Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated loans or position as the Peso devalues or appreciates against the U.S. Dollar. In the past, we have borrowed in U.S. Dollars upon a determination that money market conditions generated a favorable cost-benefit tradeoff in comparison to borrowing in Pesos. The gain or loss on net monetary position incorporates the effect of inflation on monetary assets and liabilities. Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.

         In 2001 our comprehensive cost of financing increased significantly from Ps.85.6 million in 2000 to Ps.149.8 million in 2001 or by 75.0%. This was due primarily to a lower inflation rate that generated lower monetary gains. Monetary gains in 2001 were 75.2% below the reported in 2000 staying at Ps.33.0 million in 2001. It is important to mention that as a result of our financial restructuring, which we completed in January 2000, and to a decline in interest rates, interest expense in 2001 was 18.1% lower than in 2000. See "--Indebtedness" and "--Banamex Credit Facilities."

         ASSETS TAX, INCOME TAXES AND EMPLOYEE PROFIT SHARING. As a result of our tax loss carryforwards in 2001, our net income tax was Ps.36.8 million, or 0.2% of our total net sales. Therefore, we did not pay any net asset tax in 2001. For a description of available tax loss carryforwards in 2001, and existing limitations on our use of these tax loss carryforwards, see Note 12 to our audited consolidated financial statements. Employee profit sharing was Ps.0.1 million in 2001.

         In May 1999, the Mexican Institute of Public Accountants, or MIPA, issued a revised Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing." In July 2000, MIPA issued Circular 54, "Bulletin D-4 Interpretations," which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to impact our effective tax rates in future periods. See Notes 3(i), 9 and 15(b) to our audited consolidated financial statements.

         Deferred income tax in 2001 was Ps.87.5 million or 14.2% lower than Ps.102.0 million reported in 2000.

         NET INCOME. Mainly due to a higher comprehensive cost of financing, net income in 2001 was 2.4% lower than in 2000. We had a net income of Ps.428.7 million in 2001 with a relation to total sales or a net margin of 2.5%, against Ps.439.4 million and a net margin of 2.6% in 2000.

INDEBTEDNESS

         As a result of our commitment to reduce our cost-bearing liabilities, we applied part of the cash generated by our operations in 2002 to pay down debt in the amount of Ps.323.9. As of December 31, 2002, we had Ps.43.0 million of maturities of long-term debt and P.s.355.0 million of current maturities of long-term debt. Its important to mention that our current maturities of long-term debt include our working capital credit lines, which are renewed depending on our cash flow requirements. See Note 8 to our audited consolidated financial statements. As of March 31, 2003, we had Ps.439.3 million in aggregate principal amount of outstanding indebtedness.

         Our aggregate outstanding indebtedness as of December 31, 2001 reflects the effects of our financial restructuring, which we completed in February 2000, and the subsequent refinancing of this indebtedness in December 2000 through a term loan facility with Banamex. See "--Banamex Credit Facilities." We further refinanced this indebtedness in June 2001 through a term loan facility with Scotiabank Inverlat. See "--Scotiabank Inverlat Credit Facility."

BANAMEX CREDIT FACILITIES

         On December 5, 2000, we entered into a term loan facility with Banamex. We borrowed approximately Ps.687.2 million under this facility, which we used to repay all of our then outstanding indebtedness. Indebtedness outstanding under this loan bore interest at a variable rate equal to the Equilibrium Interbank Interest Rate published from time to time by Banco de Mexico, plus 250 basis points, and was payable in monthly installments consisting of both principal and interest from December 2000 through January 2005. We also entered into a Ps.240.0 million working capital facility with Banamex on March 27, 2000, the terms of which were substantially similar to those of the term loan facility.

         The Banamex term loan and working capital facilities contained various restrictive covenants and also required us to maintain, on a quarterly basis, various liquidity, leverage, interest and net worth coverage tests. In addition, indebtedness under the Banamex term loan facility was secured by a combination of a pledge of all of the fixed assets, including accounts receivable, inventories, properties and equipment, of Casa Saba, as well as pledges in respect of the real estate and fixed assets of some of our subsidiaries.

         We repaid all indebtedness outstanding under the Banamex term loan facility with the proceeds from a new term loan facility with Scotiabank Inverlat. See "--Scotiabank Inverlat Credit Facility."

SCOTIABANK INVERLAT CREDIT FACILITY

         On June 29, 2001, we entered into a term loan facility with Scotiabank Inverlat for the amount of up to Ps.650.0 million. We borrowed Ps.645.0 million under this facility, all of which we used, as was required by the terms of the facility, to repay all of our outstanding indebtedness under our term loan and working capital facilities with Banamex. Indebtedness outstanding under this facility bears interest at a variable monthly rate equal to the Equilibrium Interbank Interest Rate published from time to time by Banco de Mexico plus 175 basis points. Indebtedness outstanding under this facility is payable in 54 monthly installments consisting of principal and interest from July 2001 through 2005. Indebtedness outstanding under this facility is secured through a combination of a pledge of all of the real estate and fixed assets, including accounts receivable, inventories and equipment, of Casa Saba, as well as pledges in respect of the real estate and fixed assets of some of our other subsidiaries. This term loan facility contains various restrictive covenants, including among others, restrictions on our ability to pay dividends, incur additional indebtedness and apply proceeds from the sale of non-core assets. The term loan facility also requires us to maintain certain financial ratios.

         We also entered into a Ps.300 million unsecured revolving credit facility with Scotiabank Inverlat on June 29, 2001. This facility terminates on September 3, 2003 and the Company is currently negotiating an extension of such term. On July 31, 2002 Scotiabank Inverlat increased this facility to Ps.450 million. Disbursements under this facility are evidenced by promissory notes and the maturity of the borrowings varies from one day to a maximum of one year. As of March 31, 2003, the utilized portion of this facility was Ps.280 million, all of which was used to meet working capital needs.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. Similar to prior years, in 2003 we plan to continue to satisfy our cash and capital expenditure requirements primarily through a combination of cash from operations and bank loans.

         Net working capital (current assets less current liabilities) as of December 31, 2002 was Ps.2,256.4 million, as compared to Ps.2,110.4 million as of December 31, 2001.

         Our cash flows are subject to seasonal fluctuations and market conditions. To maintain a larger winter inventory and to support inventory for two weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end. After reaching their highest levels in December, our inventories gradually decrease to their normal operational levels of approximately 40 inventory days, which typically occurs over January. Our inventories, net at December 31, 2002 were Ps.2,934.2 million or 4.1%, as compared to Ps.2,818.8 million at December 31, 2001. In 2002, we had inventories at an average of 64.9 days. Inventories were held an average of 66 days during 2001 and an average of 58 days during 2000.

ACCOUNTS RECEIVABLE

         In 2002, due to market conditions and certain commercial strategies implemented, accounts receivable, net increased to Ps.3,235.3 million or 13.6% as compared to Ps.2,847.6 million as of December 31, 2001. The average maturity of our accounts receivable in 2002 increased to 64 days as compared to 60 days in 2001. Our accounts receivable net was Ps.2,441.7 million as of December 31, 2000 and the average maturity of our accounts receivable was 51 days in 2000.

         For a description of the nature and amounts of accounts receivable due from current and former related parties, see "Major Shareholders and Related Party Transactions--Related Party Transactions" and Notes 3(e) and 4 to our audited consolidated financial statements.

TRADE ACCOUNTS PAYABLE

         In 2002, trade accounts payable increased 7.9% to Ps.3,554.6 million as compared to Ps.3,294.9 million as of December 31, 2001. The average maturity days in our trade accounts payable increased to 79 days in 2002 as compared to 77 days in 2001, as a result of the efforts and strategies implemented by our purchasing area. Our trade accounts payable was Ps.3,180.9 million as of December 31, 2000 and the average maturity of our trade accounts payable was 74 days in 2000.

         For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see "Major Shareholders and Related Party Transactions--Related Party Transactions" and Note 7 to our audited consolidated financial statements.

CAPITAL EXPENDITURES

         In 2002 our capital expenditures amounted Ps.32.6 million and were directed to the purchase of technology and computer equipment (Ps.2.6 million) as well as vehicles for our distribution fleet (Ps.30 million). As in previous periods, the expenditures were financed with bank borrowings and our cash generation.

         In 2001, we spent approximately Ps.7.0 million to purchase vehicles for our distribution fleet, as well as Ps.3.1 million to purchase technology and computer equipment. Also, we spent Ps.11.3 millions in acquisitions and Ps.1.0 million in other general capital expenditures. We funded these capital expenditures primarily through internally generated funds and bank borrowings.

         During 2000, we spent approximately Ps.24.9 million to purchase vehicles for our distribution fleet and approximately Ps.9.5 million for additional technology and computer equipment. We funded these capital expenditures primarily through internally generated funds and bank borrowings.

ACCOUNTING PRONOUNCEMENTS AND RELATED EFFECTS

         Effective January 1, 2000, we adopted Bulletin D-4 on "Accounting for Income Tax and Employees' Profit Sharing," the adoption of which was mandatory for all Mexican companies as of this date. As a result of our adoption of Bulletin D-4, we recognized an opening deferred income tax liability and a corresponding decrease in our stockholders' equity in the amount of Ps.33.4 million, which amount was included in our statement of stockholders' equity.

         In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (SFAS) 142, "Goodwill and Other Intangible Assets" which superseded APB Opinion 17, "Intangible assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer to be amortized over their remaining economic useful lives. Instead they will be subject to annual impairment tests in accordance with SFAS
142. Other intangible assets with finite lives will continue to be amortized over their remaining economic useful lives. As the result of such adoption, beginning January 1, 2002, amortization ceased for goodwill under U.S. GAAP.

         The Company applied the provisions of SFAS 142 beginning on January 1, 2002. The Company has completed a transitional fair value based impairment test on its goodwill as of January 1, 2002. Based on the results of this test, the fair value of the goodwill is equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment has been made to the carrying value of the goodwill in the Company's financial statements.

         As of December 31, 2002, the Company has total consolidated goodwill, net of accumulated amortization of Ps.234.1 million.

         The following table adjusts earnings and earnings per share for the adoption of SFAS 142:

                                                                  YEAR ENDED DECEMBER 31,
                                                        2000             2001             2002
                                                  ------------------------------------------------------
                                                  (IN THOUSANDS OF CONSTANT PESOS AS OF DECEMBER 31, 2002)
Reported net earnings (U.S. GAAP)                 Ps.   601,987        Ps.  454,814        Ps.   517,585

Add:
    Goodwill amortization, net of tax
                                                         26,789              26,789                    -
                                                  --------------       -------------     ---------------
    Adjusted net earnings                         Ps.   628,776        Ps.  481,603        Ps.   517,585
    Basic and diluted earnings per share:
    Reported net earnings                         Ps.      2.27        Ps.     1.71        Ps.      1.95
Add:
    Goodwill amortization, net of tax             Ps.      0.10        Ps.     0.10        Ps.         -
                                                  --------------       -------------     ---------------
    Adjusted net earnings                         Ps.      2.37        Ps.     1.81        Ps.      1.95
                                                  ==============       =============     ===============


         In August 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. Management does not anticipate a significant impact on its financial position or its results of operations, or cash flows.

         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS 145 would be reclassified in most cases following adoption. Management does not expect the adoption of SFAS 145 to have a material effect on the Company's financial position, results of operations, or cash flows.

         In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities. ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

         In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", ("SFAS 148") an amendment of FASB Statement No. 123. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

         In November 2002, the FASB issued Interpretation 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

         o measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

         o provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

         The disclosure requirements of this Interpretation are effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Group's financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Group's financial statements.

         On January 31, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies existing accounting for whether variable interest entities, as defined in the interpretation, should be consolidated in financial statements based upon the investees ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003 with certain disclosure provisions required for financial statements issued after January 31, 2003. Management is currently evaluating the applicability of FIN 46 to its leases with related parties, but does not anticipate a material impact on financial position or results of operations. See Note 7(i) to our audited consolidated financial statements.

         On April 30, 2003 the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is effective for contracts entered into or modified after June 30, 2003.

         On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management does not anticipate a material impact on the Company.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

         The following table sets forth the names of our current directors, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors. Each of the following directors was elected for a one-year term by our shareholders at our annual shareholders' meeting, which was held on April 22, 2003.


        DIRECTORS
  NAME AND DATE OF BIRTH           PRINCIPAL OCCUPATION              BUSINESS EXPERIENCE         FIRST ELECTED
--------------------------       --------------------------        --------------------------  --------------------------
    Isaac Saba Raffoul             Chairman of the Board          President and Director -       February 2000
        (10/17/23)                                                 Xtra Inmuebles, S.A. de C.V.

     Moises Saba Ades           Vice Chairman of the Board       Director - Xtra Inmuebles,      February 2000
        (07/12/63)                                                      S.A. de C.V.

    Alberto Saba Ades           Vice Chairman of the Board       Director - Xtra Inmuebles,      February 2000
        (07/09/65)                                                      S.A. de C.V.

     Manuel Saba Ades         Vice Chairman of the Board and     Director - Xtra Inmuebles,      February 2000
        (11/03/67)                Chief Executive Officer               S.A. de C.V.

   Gabriel Saba D'jamus      Assistant Chief Executive Officer    Executiv Director - Grupo      February 2000
        (07/27/69)                                                Industrial Imperium, S.A.
                                                                           de C.V.

    Agustin Rodriguez                    Director                     Investor Advisor           February 2000
        Legorreta                                                     -Internacional de
        (02/11/63)                                                 Capitales, S.A. de C.V.

   Raul Fernandez Diaque                 Director                     Investor Advisor           February 2000
         (05/16/63)                                                   -Internacional de
                                                                   Capitales, S.A. de C.V.


         Francisco Fuentes Ostos is the Secretary of our Board of Directors. Moises Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul. Gabriel Saba D'jamus is the nephew of Isaac Saba Raffoul. Manuel Saba Ades, Moises Saba Ades, Alberto Saba Ades and Gabriel Saba D'jamus are cousins.

ALTERNATE DIRECTORS

         Set forth below are the names of the alternate members of our board of directors. The alternate members of our board serve for a one-year term.



  NAME AND DATE OF BIRTH            PRINCIPAL OCCUPATION             BUSINESS EXPERIENCE       FIRST ELECTED
--------------------------       --------------------------        --------------------------  --------------------------
Ivan Moguel Kuri            Tax Adviser to Grupo Casa Saba, S.A.      Partner - Chevez,        February 2000
(01/31/63)                                 de C.V.                 Ruiz, Zamarripa y Cia,
                                                                            S.C.
Alejandro Sadurni Gomez            Chief Financial Officer         Former Chief Financial      February 2000
(10/8/59)                                                                Officer of
                                                                      Administration -
                                                                     INMAS, S.A. de C.V.

BOARD OF DIRECTORS

         The management of our business is vested in our Board of Directors. Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders' meeting held for the purpose of appointing and electing directors; provided, however, that in no case shall our Board of Directors consist of less than five seats. Our bylaws also provide that our shareholders may, but are not required to, nominate and elect corresponding alternate directors for each current director. Our current Board of Directors has seven directors and two alternate directors. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders' meeting, and each serves until a successor is elected and takes office. In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present. All of the current members of our Board of Directors were elected by our shareholders at the annual shareholders' meeting, which was held on April 22, 2003. In accordance with the Mexican Securities Law as amended on June 1, 2001, we have amended our bylaws to reflect the changes in such law, and as a result of such amendments, 25% of the members of our Board of Directors qualify as "independent directors". Under Mexican law, a person will not qualify as an "independent director" if he or she is, among others:

         o    one of our employees or managers;

         o    a controlling shareholder;

         o a director, executive officer or relative of a controlling shareholder, or entities controlled or managed by a controlling shareholder; or

         o a significant client, supplier, debtor or creditor, or member of the Board or executive officer of any of these entities.

         Our bylaws, as amended, also provide that the Chairman of the Board shall have the casting vote in the event of a tie. The Board of Directors shall meet at least once a quarter. The Chairman, 25% of the Board or any examiner may call for a Board meeting. Also, our amended bylaws provide that the Board of Directors must approve all transactions that deviate from our ordinary course of business and that are to be entered into between us and any of our shareholders, our managers or other related individuals as set forth in the amendments to the Mexican Securities Market Law. Likewise, the Board of Directors must approve any purchase or sale that represents 10% or more of our assets, the grant by us of guarantees exceeding thirty percent of our assets and other transactions representing more than 1% of our assets, in addition to any shareholder approval required by our bylaws or otherwise.

         In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director. 10% holders of limited voting stock are also entitled to appoint a director and a corresponding alternate director.

COMMITTEES OF OUR BOARD OF DIRECTORS

         We currently have an Executive Committee in place that was appointed by the Shareholders' meeting held on April 22, 2003 and is composed by Messrs. Manuel, Alberto and Moises Saba Ades. Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved to the Board of Directors.

         In accordance with the Mexican Securities Market Law, as amended, we have also created an Audit Committee integrated by Mr. Agustin Rodriguez Legorreta, Raul Fernandez Diaque and Mr. Manuel Saba Ades, who are Board members. Both the Chairman and a majority of the members of the Audit Committee are independent directors. Our examiners (comisarios) must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

         o prepare an annual report regarding its activities for submission to the Board and to our shareholders at our annual shareholders' meeting;

         o prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties; and

         o retain independent experts to render fairness opinions in connection with material transactions and arrangements with related parties.

EXECUTIVE OFFICERS

         The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience, and the year in which they were first appointed to their current position.


   NAME AND DATE OF
         BIRTH                      CURRENT POSITION              BUSINESS EXPERIENCE      FIRST APPOINTED
---------------------    ----------------------------------      -----------------------  --------------------------
   Manuel Saba Ades      Chief Executive Officer and Vice          President and            February 2000
      (11/03/67)         Chairman of the Board                     Director
                                                                   -Xtra  Inmuebles,
                                                                   S.A. de C.V.

 Gabriel Saba D'jamus    Assistant Chief Executive Officer        Executive Director -      February 2000
      (07/27/69)                                                    Grupo Industrial
                                                                 Imperium, S.A. de C.V.

Alejandro Sadurni Gomez  Chief Financial Officer                      Former Chief          February 2000
      (10/08/59)                                                  Financial Officer of
                                                                    Administration -
                                                                  INMAS, S.A. de C.V.

 Ricardo Rios Cardenas   North Region Operations and Sales          Deputy Personal         December 2000
                         Director                                   Assistant of the
      (01/02/55)                                                    President of the
                                                                 United Mexican States

Oscar Gutierrez Melgar   South Region Operations and Sales         Former Manager of        November 1985
      (17/04/67)         Director                                  Drogueros, S.A. de
                                                                         C.V.

 Jesus Guerra de Luna    General Counsel                         Legal Manager - Grupo        June 1995
      (05/29/61)                                                  Casa Autrey, S.A. de
                                                                          C.V.

 Jose Norberto Mouret    Human Resources Director                   Human Resources          October 1999
      (03/30/52)                                                    Director - Taesa

Fernando Torres Suarez   Purchasing Director                        Sales Director -          April 2001
      (09/21/64)                                                  Farmacias Benavides

   Jorge Luis Garcia     Chief Information Officer                  Former Manager -           May 1992
      (09/12/61)                                                   Grupo Casa Autrey,
                                                                      S.A. de C.V.

EXAMINER

         Pursuant to the Mexican Securities Market Law, as amended, we must have at least one comisario, or examiner, who is elected by our shareholders at our annual general ordinary shareholders' meeting. In accordance with the amendments to the Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect an examiner (comisario) and a corresponding alternate examiner at the annual ordinary shareholders' meeting. The primary role of the examiners is to report to our shareholders at the annual ordinary general meeting the accuracy of the financial information presented to such holders by the Board of Directors. In accordance with Mexican law, the examiners receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition and are invited to attend any meeting of the Board of Directors and the Audit Committee. The examiners are also authorized to:

         o    call ordinary or extraordinary general meetings;

         o place items on the agenda for meetings of shareholders or the Board of Directors;

         o attend meetings of shareholders, the Board of Directors, or the Audit Committee; and

         o    generally monitor our affairs.

         Our current examiner is Manuel Sainz Meixueiro and our current alternate examiner is Jose Antonio Guzman Duran.

COMPENSATION:

         For the year ended December 31, 2002, the aggregate compensation paid by us to our directors and executive officers for services rendered in all capacities was approximately Ps.32.1 million (or approximately US $3.1 million). See "Item 7 -- Major Shareholders and Related Party
Transactions--Related Party Transactions."

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

         Share ownership of our directors and executive officers is set forth in the table under the caption "Major Shareholders and Related Party Transactions." Except as set forth in this table, none of our directors or executive officers is the beneficial owner of more than 1% any class of our capital stock or options representing the right to purchase more than 1% of any class of our capital stock.

EMPLOYEES

         As of December 31, 2002, we had 5,176 employees, 2,074 of which were sales representatives for pharmaceutical and HBA/other products, 866 of which were administrative employees and 2,236 of which were operational employees. The significant majority of our employees are represented by unions. We believe that our relations with our employees are good. In 2002 the number of employees increased 2.8% compared to 2001, mainly due to the restructuring of some of our divisions, as well as to the implementation of our commercial strategies.

         In 2000, we continued to implement our cost-cutting programs, further reducing the number of our employees by 502, or approximately 8.9%, to 5,107 employees as of December 31, 2000. The reduction in employees in 2000 was due primarily to the termination of employees relation resulting from discontinuation of the businesses formerly run through uno@uno and the sale of Papelera General. See "Major Shareholders and Related Party Transactions--Related Party Transactions." In 2001 we slightly reduced our employees headcount in 1.4% with respect to 2000.

         In the past, we managed our pharmaceutical products sales representatives on a regional basis, and managed those for HBA/Other products, General Merchandise and Other products and Publications on either a product line or store basis, depending on a specific store's sales volume. We have organized our sales efforts with specialized teams of sales representatives, promoters, merchandisers, product demonstration and sampling personnel. We believe that each team possessed the characteristics necessary to satisfy the needs of the distribution channel that it serves.

         To improve the quality and commitment of our existing sales force, effective March 2000 we reorganized our existing sales force into two divisions, one of which deals with traditional pharmacy clients, and the other of which deals with other key clients (including supermarkets, government contracts and others). We believe that this reorganization of our sales force enhances the ability of our sales force to provide our clients with quality service.

         During 2001 and pursuing an increase in the quality of our service as well as an improvement in our internal operations, we reorganized our distribution centers in two divisions. Through this restructure our distribution centers are organized and measured by region, allowing us to identify more clearly the needs of our clients as well as the performance of its operations. To manage the new structure two new directors were appointed, one for the north region and a second for the south region.

EMPLOYEE PROFIT SHARING

         Under Mexican law, we are required to contribute 10% of our yearly taxable profits, as adjusted, to our employees. This contribution is distributed in May of each year. In addition, in the past we have customarily paid an annual Christmas bonus to our employees in an amount equal to between two (the minimum required by law) and five weeks' salary, depending on seniority.

THE PENSION FUND

         We have established trusts to administer our pension and retirement plan, in which all of our employees participate and to which we contribute an amount determined annually by an actuarial calculation prepared by an actuarial firm and approved by our Board of Directors. We believe that obligations under these trusts are closely monitored.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

PRINCIPAL SHAREHOLDERS

         All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2003, which was 265,419,360. As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2003, which was 14,729,720. We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption "Offer and Listing Details--Share Repurchases."

         As of April 22, 2003, our controlling shareholder directly and beneficially owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock. The following table shows some information, as of April 22, 2003, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

                                                           NUMBER OF ORDINARY       PERCENTAGE
NAME                                                         SHARES OWNED(1)          STAKE
---------------------------------------------------------  ------------------       -----------
Isaac Saba Raffoul.......................................      225,606,456             85%
Directors, executive officers and key employees(2).......      225,606,456             85%
Total....................................................      225,606,456             85%

________________________

(1) Does not include Ordinary Shares directly held by funds advised by Internacional de Capitales, S.A. de C.V., an investment advisory firm that renders investment advisory services to funds that invest in securities of Latin American and emerging market issuers. Shares held directly by these funds as of June 13, 2003 represented less than 3% of our issued and outstanding capital stock as of that date. Agustin Rodriguez Legorreta and Raul Fernandez Diaque, two members of our Board, render investment advisory services to these funds in their capacity as investment advisors of Internacional de Capitales, S.A. de C.V.

(2) The only director, executive officer and/or key employee who owns Ordinary Shares or ADSs is Isaac Saba Raffoul, our controlling shareholder. This information is based on information provided by Mr. Saba.


ACQUISITION OF OUR COMPANY

         On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange. This tender offer expired on February 1, 2000, upon which Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder. The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under Item 4- "Information on the Company - History and Development of the Company."

         Following the completion of the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, appointed new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. As part of our financial restructuring, the net proceeds received by certain members of the Autrey family from the tender offer were deposited into a special purpose trust in benefit of our creditors in order to repay a substantial portion of our restructured indebtedness. See "Information on the Company--History and Development of the Company" and "Operating and Financial Review and Prospects--Indebtedness."

RELATED PARTY TRANSACTIONS

         In 2002 and 2001 we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below. Exclusively for purposes of this discussion, the term "related party" includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries. Conflicts of interest are inherent in transactions with related parties. See
Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

RELATED PARTY TRANSACTIONS PRIOR TO THE ACQUISITION OF OUR COMPANY

         Prior to the acquisition of our company by our controlling shareholder in February 2000, we conducted a substantial number of transactions with, and had several other arrangements with, entities owned and controlled by the members of the Autrey family. See "--Acquisition of Our Company." These transactions and arrangements included financing transactions with Debir and Principia and payments made to some of our former directors and officers pursuant to management services contracts with Ejecutivos y Asesores Profesionales, S.C. We believe these transactions and arrangements were conducted in the ordinary course of business, at arm's length and on terms no less favorable than those that could have been obtained from unaffiliated third parties.

RELATED PARTY TRANSACTIONS WITH MEMBERS OF THE AUTREY FAMILY IN 2000

         SALE OF PAPELERA GENERAL. In August 2000, we sold all of the outstanding capital stock of Papelera General and assets related to its business, including two warehouses in Mexico City, to Mr. Adolfo I. Autrey, a former controlling shareholder, director and officer, for a purchase price of Ps.37.5 million (the equivalent of approximately U.S.$3.9 million).

         As a condition to the completion of the sale, Papelera General entered into a distribution agreement, service agreement and lease with us, each of which is for a two-year term. These agreements allowed Papelera General to maintain its current office space, as well as to provide uninterrupted services to its clients. We do not intend to renew these agreements upon their expiration, nor do we have any obligation to do so. As a condition to the completion of the sale, we also entered into a trademark assignment agreement with Papelera General, pursuant to which we assigned the trademark "Papelera General," which was held through another of our consolidated subsidiaries, to Papelera General.

TRANSACTIONS AND ARRANGEMENTS WITH AFFILIATES AND RELATED PARTIES OF OUR DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS IN 2002 AND 2001

         LEASES. During 2001, we entered into a lease for office space with Xtra Inmuebles, an entity owned and controlled by our controlling shareholder. We believe that this lease was entered into in the ordinary course of business, was made at arm's length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements. During 2002 we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.

         LEGAL AND ADVISORY SERVICES. During 2001 and 2002, Mijares, Angoitia, Cortes y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., is the secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

         TAX ADVISORY SERVICES. During 2001 and 2002, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future. Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

ITEM 8.   FINANCIAL INFORMATION

         See "Item 18--Financial Statements" and "Index to Consolidated Financial Statements", which are incorporated herein by reference.

ITEM 9.   OFFER AND LISTING DETAILS

                   TRADING HISTORY OF ORDINARY SHARES AND ADSS

         Since December 7, 1993, our Ordinary Shares have been listed and traded on the Mexican Stock Exchange and our American Depositary Shares, or ADSs, have been listed and traded on the New York Stock Exchange. The ADSs were issued pursuant to a Deposit Agreement, dated December 1, 1993, as amended, among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of our ADSs. Each ADS represents ten Ordinary Shares. On December 11, 2002, we entered into an Amended and Restated Deposit Agreement pursuant to which The Bank of New York was appointed as successor depositary to Morgan Guaranty Trust Company of New York.

         The table below shows, for the periods indicated, the high and low sales prices in nominal Pesos for the Ordinary Shares on the Mexican Stock Exchange.

                                                PESOS PER ORDINARY SHARE(1)
                                         --------------------------------------
                                                 HIGH                    LOW
                                         --------------------------------------


   1998...............................    Ps.    17.00            Ps.    4.00

   1999...............................    Ps.     8.50            Ps.    2.80
       First Quarter..................            7.40                   5.00
       Second Quarter.................            6.00                   3.33
       Third Quarter..................            3.80                   2.80
       Fourth Quarter.................            8.50                   3.80

   2000...............................    Ps.     10.10           Ps.    6.50
       First Quarter..................            9.48                   6.80
       Second Quarter.................            9.00                   6.50
       Third Quarter..................            10.10                  8.78
       Fourth Quarter.................            10.10                  8.00

   2001...............................    Ps.     8.99            Ps.    3.69
       First Quarter..................            8.10                   6.00
       Second Quarter.................            8.99                   4.73
       Third Quarter..................            6.00                   4.70
       Fourth Quarter.................            5.80                   3.69

   2002...............................    Ps.    12.40            Ps.    6.52
       First Quarter..................            7.75                   6.52
       Second Quarter.................            10.30                  7.20
       Third Quarter..................            9.03                   7.00
       Fourth Quarter.................            12.40                  7.40

   2003:
       First Quarter..................    Ps.     12.09           Ps.    10.50
       January........................            12.09                  11.00
       February.......................            12.01                  12.00
       March..........................            11.00                  10.50
   Second Quarter (through
   June 13, 2003)
       April..........................    Ps.     10.50           Ps.    10.00
       May ...........................            10.50                  10.00
       June (through June 13,
       2003...........................            12.50                  11.00


_____________________

(1) Source: Infosel, S.A. de C.V. or Infosel

The table below shows, for the periods indicated, the high and low sales prices in U.S. Dollars for our ADSs on the NYSE.

                                                             U.S. DOLLARS PER ADS(1)
                                                    ---------------------------------------
                                                           HIGH                     LOW
                                                    ---------------------------------------

    1998.....................................       U.S.$   $21.63         U.S.$    $4.19

    1999.....................................       U.S.$    $9.13         U.S.$    $2.81
        First Quarter........................                 6.88                   5.13
        Second Quarter.......................                 6.25                   3.63
        Third Quarter........................                 4.06                   2.81
        Fourth Quarter.......................                 9.13                   4.00

    2000.....................................       U.S.$   $11.00         U.S.$    $6.38
        First Quarter........................                10.00                   7.13
        Second Quarter.......................                 9.19                   6.38
        Third Quarter........................                11.00                   9.50
        Fourth Quarter.......................                10.06                   8.13

    2001                                            U.S.$     8.35         U.S.$     5.05
        First Quarter........................                 8.35                   6.85
        Second Quarter.......................                 7.35                   5.20
        Third Quarter........................                 6.20                   5.05
        Fourth Quarter.......................                 6.50                   5.50

    2002                                            U.S.$    12.51         U.S.$     6.60
        First Quarter........................                 8.75                   6.60
        Second Quarter.......................                10.95                   7.90
        Third Quarter........................                 9.45                   7.20
        Fourth Quarter.......................                12.51                   7.05

    2003
        First Quarter........................       U.S.$    11.65         U.S.     $9.70
          January............................                11.65                  10.60
          February...........................                11.45                  10.10
          March..............................                10.15                   9.70
        Second Quarter (through June 13, 2003)
          April  ............................       U.S.$    10.00         U.S.$     9.40
          May................................                10.49                   9.95
          June (through June 13, 2003).......                11.59                  10.47

_____________________

(1)   Source:  Bloomberg, Infosel


         Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See "Key Information--Risk Factors--Risk Factors Relating to Developments in Mexico--Economic and Political Developments in Mexico and Elsewhere May Adversely Affect Our Business." There can be no assurance that prices of our Ordinary Shares and our ADSs will, in future, be within the ranges set forth above. As of December 31, 2002, there were 265,419,360 Ordinary Shares issued and outstanding, approximately 9.5% of which were held in the form of ADSs.

         Our ticker symbols on both the New York Stock Exchange and the Bolsa Mexicana de Valores is "SAB".

                      TRADING ON THE MEXICAN STOCK EXCHANGE

OVERVIEW

         The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anonima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 am to 3:00 pm Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility. Under current regulations, this system may apply to the ADSs. However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

         Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

         Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico currently exists.

MARKET REGULATION AND REGISTRATION STANDARDS

                  In 1946, the Comision Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comision Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations with variable capital, or sociedades anonimas de capital variable. The Mexican Securities Market Law also sets standards for the registration of brokerage firms, which authorization is granted at the discretion of the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican Securities Market Law empowers the CNBV to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

         As of June 1, 2001, the Mexican Securities Market Law requires issuers to increase the protections offered to minority shareholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law expressly permits Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as shareholder rights plans, or poison pills.

         To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

         In March 2003, the CNBV issued general rules, or General CNBV Rules, applicable to issuers and other securities market participants. The General CNBV Rules, which repealed several previously enacted rules, or circulares, of the CNBV, now provide a single set of rules governing issuers and issuer activity, among other things.

         The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange. To be registered, issuers will be required to have, among other things:

         o    a minimum number of years of operating history;

         o    a minimum financial condition;

         o a minimum number of shares to be publicly offered to public investors;

         o    a minimum price for the securities to be offered;

         o a minimum of 15% of the capital stock placed among public investors;

         o a minimum of 200 holders of shares, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering;

         o the following distribution of the securities offered pursuant to an offering in Mexico: (i) at least 50% of the total number of securities offered must be placed among investors who acquire less than 5% of the total number of securities offered; and (ii) no investor may acquire more than 40% of the total number of securities offered; and

         o    complied with certain corporate governance requirements.

         To maintain its registration, an issuer will be required to have, among other things:

         o    a minimum financial condition;

         o minimum operating conditions, including a minimum number of trades;

         o    a minimum trading price of its securities;

         o    minimum of 12% of the capital stock held by public investors;

         o a minimum of 100 holders of shares who are deemed to be public investors under the General CNBV Rules; and

         o    complied with certain corporate governance requirements.

         The CNBV has the authority to exempt from some of these requirements in certain circumstances. Also, some of these requirements are applicable for each series of shares of the relevant issuer.

         The Mexican Stock Exchange will review annually compliance with the foregoing and other requirements, some of which may be further reviewed on a quarterly or semi-annual basis. The Mexican Stock Exchange must inform the CNBV of the results of its review and this information must, in turn, be disclosed to investors. If an issuer fails to comply with any of the foregoing requirements, the Mexican Stock Exchange will request that the issuer propose a plan to cure the violation. If the issuer fails to propose such plan, if the plan is not satisfactory to the Mexican Stock Exchange or if the issuer does not make substantial progress with respect to the corrective measures, trading of the relevant series of shares on the Mexican Stock Exchange will be temporarily suspended until the situation is corrected. In addition, if the issuer fails to propose the plan or ceases to follow such plan once proposed, the CNBV may suspend or cancel the registration of the shares. In such event, the issuer must evidence the mechanisms to protect the rights of public investors and market in general.

         Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Pursuant to the General CNBV Rules, the internal regulations of the Mexican Stock Exchange must be amended to include, among other things, the implementation of the Sistema Electronico de Envio y Difusion de Informacion, or the SEDI, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange, which will be similar to, but will replace, the existing EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange approved system known as the Sistema de Informacion Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

         The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the SEDI information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

         o the entering into or termination of joint venture agreements or agreements with key suppliers;

         o    the creation of new lines of businesses or services;

         o significant deviations in expected or projected operating performance;

         o    the restructuring or payment of significant indebtedness;

         o    material litigation or labor conflicts;

         o    changes in dividend policy;

         o the commencement of any insolvency, suspension or bankruptcy proceedings;

         o    changes in the directors; and

         o any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

         If there is unusual price volatility of the securities listed, the Mexican Stock Exchange must immediately request that the issuer inform the public as to the causes of such volatility or, if the issuer is unaware of such causes, make a statement to that effect. In addition, the Mexican Stock Exchange must immediately request that issuers disclose any information relating to relevant material events, when it deems the information currently disclosed to be insufficient, as well as instruct issuers to clarify such information when it deems the information to be confusing. The Mexican Stock Exchange may request issuers to confirm or deny any material events that have been disclosed to the public by third parties when it deems that the material event may affect or influence the securities being traded. The Mexican Stock Exchange must immediately inform the CNBV of any requests made to issuers. The CNBV may also make any of these requests directly to issuers. An issuer may delay the disclosure of material events under some circumstances, including where the information being offered is not related to transactions that have been completed.

         The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer:

         o    if the issuer does not adequately disclose a material event; or

         o upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

         The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than twenty business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through the SEDI, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.

         Likewise, if the securities of an issuer are traded on both the Mexican Stock Exchange and a foreign securities market, that issuer must file with the CNBV and the Mexican Stock Exchange on a simultaneous basis, the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

         Pursuant to the Mexican Securities Market Law, shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer's capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. In addition, the Mexican Securities Market Law provides that the CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer. See "Other Information--Amendments to Mexican Securities Market Law."

         In addition, the Mexican Securities Market Law requires shareholders holding 10% or more of the capital stock of companies listed in the registry, to notify the CNBV of any ownership changes in shares of the company that results in a transfer of shares representing a beneficial ownership interest of 10% or more, within ten business days following the transaction in question.

                                SHARE REPURCHASES

         In April 1998 and April 1999, our shareholders approved the allocation of retained earnings form a reserve amounting to Ps.200.0 million and Ps.500.0 million (Ps.269.2 million and Ps.635.4 million in constant Pesos as of December 31, 2002) to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors. At our annual shareholders' meeting, which was held on April 22, 2003, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases. Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

         Pursuant to our share repurchase program, we may repurchase Ordinary Shares on the Mexican Stock Exchange at the prevailing market price. Upon the repurchase of Ordinary Shares, we must reduce the number of Ordinary Shares outstanding by the number of Ordinary Shares repurchased. Pursuant to our share repurchase program, we repurchased 13,433,000 Ordinary Shares during 1998 and 3,003,720 Ordinary Shares during 1999. As of December 31, 2000, 14,729,720 repurchased Ordinary Shares were held in our treasury.

         When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold. We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999. Therefore, the total amount of Ordinary Shares outstanding was not altered. We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

         We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases. For a description of the amendments relating to share repurchases, see "Other Information--Bylaws--Other Provisions--Share Repurchases."

ITEM 10.   OTHER INFORMATION

                   AMENDMENTS TO MEXICAN SECURITIES MARKET LAW

         The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001. Some of these amendments have not yet been implemented by governmental regulations. Regardless, we have amended our bylaws in order to reflect certain of these amendments. See "Key Information--Risk Factors--Risk Relating to Our Securities--The Protections Afforded to Minority Shareholders Under Mexican Law Are Different From Those in the United States."

         Among other changes, our bylaws state that we must:

         o establish a Board with at least five and not more than twenty members and alternate members, of which 25% must qualify as "independent directors" as defined under Mexican law;

         o adopt specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and extraordinary corporate transactions; and

         o    provide additional protections for minority shareholders.

         In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See "--Bylaws--Other Provisions--Appraisal Rights and Other Minority Protections" Under the new law, issuers are also not permitted to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are converted into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations.

         The Mexican Securities Market Law imposes some restrictions on shareholders of issuers listed on the Mexican Stock Exchange. Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer's capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, in the alternative, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. The CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer.

         On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds. Subject to certain exceptions, any acquisition of shares of a public company which increases the acquiror's ownership to 10% or more, but no more than 30%, of the company's outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange no later than the day following the acquisition. In addition, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to 30% or more, but no more than 50%, of the company's voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of a public company which increases the potential acquiror's ownership to more than 50% of the company's voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock.

                                     BYLAWS

         Set forth below is a brief summary of some significant provisions of our bylaws and Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see "Directors, Senior Management and Employees."

ORGANIZATION AND REGISTER

         Grupo Casa Saba, S.A. de C.V., is a sociedad anonima de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Companies Law on November 11, 1982. Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

         Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders and have the right to appoint our Board of Directors.

         General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another and increases and reductions in our capital stock. In addition, our bylaws require an extraordinary general meeting to consider the cancellation from registration of our Ordinary Shares with the securities and/or special sections of the NRFI, as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities represented our Ordinary Shares, such as our ADSs, are registered. General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

DIVIDEND RIGHTS

         At our annual ordinary general shareholders' meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve. After this allocation, the remainder of our net profits will be available for distribution as dividends.

         Decisions regarding the payment and amount of dividends are subject to approval by the holders of our Ordinary Shares, generally, but not necessarily, on the recommendation of our Board of Directors. Our controlling shareholder owns 85% of the authorized, issued and outstanding Ordinary Shares, and for so long as it continues to do so, it will have, as a result of such ownership, the ability to determine whether dividends are to be paid and the amount of such dividends. See "Key Information--Dividends" and "--Risk Factors--Risk Factors Relating to Our Securities--Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends and the Terms of Our Indebtedness Also Restrict the Declaration and Payment of Dividends."

LIMITATION ON CAPITAL INCREASES

         Our bylaws require that any capital increase is represented by new shares of each series of our capital stock in proportion to the number of each series outstanding shares.

PREEMPTIVE RIGHTS

         In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain its existing proportionate holdings of Ordinary Shares. Shareholders must exercise their preemptive rights within the time period fixed by our shareholders at the meeting approving the issuance of additional Ordinary Shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federacion and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share. U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional Ordinary Shares. See "Key Information--Risk Factors--Risk Factors Relating to Our Securities--Preemptive Rights May Be Unavailable to Holders of Our ADSs."

OTHER PROVISIONS

         FORFEITURE OF SHARES. As required by Mexican law, our bylaws provide that for Ordinary Shares, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

         o to be considered as Mexicans with respect to Ordinary Shares that they acquire or hold as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

         o not to invoke the protection of their own governments. Failure to comply is subject to a penalty of forfeiture of such a shareholder's capital interests in favor of Mexico.

         In the opinion of Mijares, Angoitia, Cortes y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in us. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

         EXCLUSIVE JURISDICTION. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

         DURATION. Our corporate existence under our bylaws continues until 2089.

         DISSOLUTION OR LIQUIDATION. Upon any dissolution, liquidation or split-up of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders' meeting to wind up our affairs. Upon a dissolution, liquidation or split-up, a pro rata payment per Ordinary Share will be made to each holder of Ordinary Shares.

         REDEMPTION. Our bylaws provide that we may redeem our Ordinary Shares with distributable profits without reducing our capital stock by shareholder resolution at an extraordinary shareholders' meeting. In accordance with Mexican law:

         o any redemption shall be made on a pro-rata basis among all of our shareholders;

         o to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders' resolution approving the redemption may empower the Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

         o    any redeemed shares must be cancelled.

         SHARE REPURCHASES. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market prices. We do not require to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases, however, we must appoint a person or individuals responsible for effecting share repurchases. The amount of capital stock allocated to share repurchases is determined by our shareholders at a general ordinary shareholders' meeting. Share repurchases must be charged to our net worth if the repurchased shares remain in our possession and to our capital stock if the repurchased shares are converted into treasury shares. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year. Our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares.

         CONFLICTS OF INTEREST. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without its vote. In addition, any member of our Board that votes on a transaction in which his interest conflict with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board or any committee of our Board. We have amended our bylaws to require the Board's approval for certain related party transactions. Members of our Board, members of our Audit Committee and our Statutory Auditor will be liable to our stockholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest.

         APPRAISAL RIGHTS AND OTHER MINORITY PROTECTIONS. Whenever our shareholders approve to amend our corporate purpose, jurisdiction of organization or capital structure, any shareholder entitled to vote that did not vote in favor of these matters has the right to receive a payment for its Ordinary Shares in an amount calculated in accordance with Mexican law. However, shareholders must exercise their appraisal rights within fifteen days after the shareholders' meeting at which the matter was approved.

         The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject to extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions helped to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to file actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements.

         As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders, than it is for shareholders of a U.S. issuer.

         In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules. We are also exempt from some of the corporate governance requirements of the New York Stock Exchange, including the requirements concerning audit committees and independent directors.

         Under our current bylaws, if we decide to cancel, or the CNBV requires us to cancel, the registration of our Ordinary Shares in the NRFI, our controlling shareholder will be required to initiate a tender offer for all Ordinary Shares held by minority stockholders at a price equal to the higher of the average trading price of the Ordinary Shares on the Mexican Stock Exchange during the 30 day period prior to the commencement of the tender offer or the book value of the Ordinary Shares. If any Ordinary Shares held by minority shareholders are not tendered pursuant to the tender offer, a trust will be established, into which our controlling shareholder would be required to contribute cash in an amount equal to the consideration for these remaining Ordinary Shares. Those minority shareholders who did not tender their Ordinary Shares in the tender offer have the right to tender their Ordinary Shares to the trust at the tender offer price for up to two years following the completion of the tender offer.

         In addition, as described above under the caption "--Recent Amendments to Mexican Securities Market Law," as of June 1, 2001, the Mexican Securities Market Law was amended to heighten to the protections afforded to minority shareholders under Mexican law. In accordance with these amendments, we have amended our bylaws to include a number of minority protections. These minority protections include provisions that permit:

         o holders of at least 10% of our outstanding capital stock to call a shareholders' meeting;

         o holders of at least 15% of our outstanding capital stock to bring a derivative suit against any member of our Board of Directors for breach of fiduciary duties;

         o holders of at least 10% of our shares represented at a shareholders' meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed; and

         o subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest any shareholder resolution.

         While these amendments have not yet been implemented by governmental regulations, upon their implementation, the protections afforded to our minority shareholders will be much more stringent than in the past.

ENFORCEABILITY OF CIVIL LIABILITIES

         We are organized under the laws of Mexico. Substantially all of our directors and executive officers reside outside of the United States, all or a significant portion of the assets of our directors and executive officers reside outside of the United States and substantially all of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these individuals. It may also be difficult for investors to enforce against these individuals, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against these individuals in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely on U.S. federal securities laws. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

                               MATERIAL CONTRACTS

         We refinanced all of our indebtedness on June 29, 2001 through a Ps.645.0 million term loan facility with Scotiabank Inverlat. For a description of the material terms of this facility, see "Operating and Financial Review and Prospects --Liquidity, Foreign Exchange and Capital Resources--Indebtedness--Scotiabank Inverlat Credit Facility." A summary of the material terms of this facility has been enclosed as an exhibit to this annual report.

         Our transactions and arrangements with related parties are described under the caption "Major Shareholders and Related Party Transactions--Related Party Transactions."

                                LEGAL PROCEEDINGS

         Neither we nor any of our subsidiaries is a party to any material litigation or arbitration, and we are not aware of any material litigation, claim or assessments currently pending or threatened against us or any of its subsidiaries.

            EXCHANGE CONTROLS AND RESTRICTIONS ON FOREIGN INVESTMENT

         For a description of exchange rate information, see "Key
Information--Exchange Rate Information."

         Since November 1991, Mexico has had a free market for foreign exchange. Prior to December 21, 1994, the Mexican Central Bank, Banco de Mexico, kept the Peso-U.S. Dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. Within this range, Banco de Mexico generally intervened to reduce day-to-day fluctuations in the exchange rate. In December 1994, the Mexican government suspended intervention by Banco de Mexico and allowed the Peso to float freely against the U.S. Dollar. Factors contributing to this decision included the size of Mexico's then current account deficit, the level of Banco de Mexico's foreign exchange reserves, rising interest rates for other currencies, especially the U.S. Dollar, and reduced confidence in the Mexican economy on the part of international investors. The Peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the Peso fell more slowly and was less volatile. The fall of the Hang Seng Index of the Hong Kong Stock Exchange on October 24, 1997 marked the beginning of a period of increased volatility in the foreign exchange markets, with the Peso falling over 10% in just a few days. During 1998, the foreign exchange markets experienced volatility as a result of the financial crisis in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela. There can be no assurance that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate or appreciate significantly in the future.

         Ownership by non-Mexicans of securities issued by Mexican companies is regulated by the Ley de Inversion Extranjera, or the Foreign Investment Law, and the Reglamento de la Ley de Inversion Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Foreign Investment Regulations.

         The Comision Nacional de Inversiones Extranjeras, or the Foreign Investment Commission, is responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

         The Foreign Investment Law, as amended, provides that foreign investors may own up to 100% of the capital stock of Mexican companies, without the approval of the foreign investment authorities, if various requirements are met.

         The Foreign Investment Law also requires us to register any foreign owner of our Ordinary Shares, including the depositary for our ADSs, with the National Registry of Foreign Investment or the NRFI. We have registered Morgan Guaranty Trust Co., the depositary for our ADSs, for this purpose.

         In addition, as required by Mexican law, our bylaws provide that non-Mexican holders of our Ordinary Shares, including those held in the form of ADSs, formally agree with the Foreign Affairs Ministry:

         o to be considered as Mexicans with respect to the Ordinary Shares that they acquire or hold, as well as to the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

         o not to invoke the protection of their own governments. If a holder of our Ordinary Shares invokes the protection of its own government, its Ordinary Shares will be forfeited to the Mexican government.

                                    TAXATION

MEXICAN TAX CONSIDERATIONS

         GENERAL. The following is a summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares by a person that is not a resident of Mexico, as defined below. The term "U.S. Holder" shall have the meaning ascribed below under the section "- U.S. Federal Income Tax Considerations".

         U.S. Holders should consult with their own tax advisors to as to their entitlement to benefits afforded by the tax treaty between the United States and Mexico. Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of ADSs or Ordinary Shares. Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

         This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

         o    the Income Tax Law, Federal Tax Code, and

         o    the tax treaty.

         Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares.

         For Mexican income tax purposes, the following principles apply regarding residency:

         o a natural person may be treated as a resident of Mexico if he or she has established his or her home in Mexico, unless he or she resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes;

         o a legal entity is a resident of Mexico if it is established under Mexican law, or it has established in Mexico its main place of management;

         o a Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate otherwise; and

         o a legal entity that has a permanent establishment or fixed base in Mexico shall be required to pay taxes in accordance with relevant tax provisions.

         On April 3, 2001, a bill was introduced in the Mexican Congress involving a proposal to substantially reform the Mexican tax laws. Certain of such reforms have already been passed by the Mexican Congress and involve, among others, the corporate income tax rate will be gradually reduced to 32%. For 2002 the applicable corporate income tax rate is 35% and will be reduced by 1% in each year until reaching 32% in 2005.

         DIVIDENDS. Dividends, either in cash or in any other form, paid with respect to the Ordinary Shares underlying the ADSs, are no longer subject to a Mexican withholding tax, so long that certain requirements are met.

         SALES OR OTHER DISPOSITIONS. The sale or other disposition of ADSs will not be subject to Mexican taxation. Deposits and withdrawals of Ordinary Shares for ADSs will not give rise to Mexican tax or transfer duties.

         The sale or other disposition of Ordinary Shares will not be subject to any Mexican tax if:

         o the sale is carried out through the Mexican Stock Exchange, or other recognized securities market approved by the Mexican tax authorities through general rules; and

         o the Ministry of Finance and Public Credit considers such Ordinary Shares to be publicly held.

         Sales or other dispositions of Ordinary Shares made in other circumstances would be subject to Mexican income tax. However, under the tax treaty, any U.S. Holder that is eligible to claim the benefits of the tax treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of Ordinary Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the tax treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties.

         OTHER MEXICAN TAXES. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of ADSs or Ordinary Shares. However, a gratuitous transfer of ADSs or Ordinary Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs or Ordinary Shares.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         GENERAL. The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of ADSs or Ordinary Shares by U.S. Holders, as defined below.

         This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Holders who hold ADSs or Ordinary Shares as capital assets within the meaning of section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation which may be important to an investor in light of its individual circumstances, for example, an investor subject to special tax rules (e.g., banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, U.S. expatriates, tax-exempt investors, or holders whose functional currency is not the U.S. Dollar or U.S. Holders who hold ADSs or Ordinary Shares as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, persons that own (or are deemed to own) 10% or more (by voting power) of our capital stock or as other than a capital asset). In addition, this summary does not address any aspect of state, local or foreign taxation.

         For purposes of this summary, a "U.S. Holder" means a beneficial owner of ADSs or Ordinary Shares that is for U.S. federal income tax purposes:

         o an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

         o a corporation or other entity taxable as a corporation or a partnership that is created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

         o an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

         o a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust;

and that is entitled to the benefits of the covention between the United States and Mexico for Avoidance of Double Taxation and Prevention of Evasion with respect to Income Taxes (the "tax treaty").

         If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of ADSs or Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.

         OWNERSHIP OF ADSS IN GENERAL. In general, for U.S. federal income tax purposes, U.S. Holders that own ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs.

         DIVIDENDS. Distributions of cash or property with respect to the Ordinary Shares, including Ordinary Shares represented by ADSs, generally will be includible in the gross income of a U.S. Holder as foreign source dividend income on the date the distributions are received by the depositary or the U.S. Holder, as the case may be, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. These dividends will not be eligible for the dividends-received deduction. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the ADSs or Ordinary Shares and thereafter as capital gain.

         Dividends paid in Pesos should be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate in effect the day the Pesos are received by the depositary or the U.S. Holder, as the case may be, including the amount deducted to pay expenses of the depositary, whether or not they are converted into U.S. Dollars on that day. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. Dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

         CAPITAL GAINS. The sale or exchange of ADSs or Ordinary Shares will result in the recognition of gain or loss by a U.S. Holder for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis therein. That gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the U.S. Holder's holding period for the ADSs or Ordinary Shares exceeds one year at the time of disposition.

         Deposits and withdrawals of Ordinary Shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         RECENT TAX LEGISLATION. The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), enacted on May 28, 2003, reduces the maximum rate of tax imposed on certain dividends received by U.S. Holders that are individuals to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008) (the "Reduced Rate"), so long as certain holding period requirements are met. The Reduced Rate applies to dividends received after December 31, 2002 and before January 1, 2009. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a "qualified foreign corporation" within the meaning of the Act and must not be a foreign investment company (a "FIC"), a passive foreign investment company (a "PFIC"), or a foreign personal holding company (a "FPHC") in either the taxable year of the distribution or the preceding taxable year. We believe that we will be considered a "qualified foreign corporation" within the meaning of the Act because our ADSs are listed on the New York Stock Exchange. We further believe that we are not currently a FIC, a PFIC, or a FPHC. Accordingly, any distributions we make that are treated as taxable dividends should qualify for the Reduced Rate. There can be no assurance, however, that we will continue to be considered a "qualified foreign corporation" or that we will not be classified as a FIC, a PFIC or a FPHC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is an individual is urged to consult his or her tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

         The Act also reduces the top individual tax rate on adjusted net capital gains for sales and exchanges of capital assets on or after May 6, 2003 and before January 1, 2009 from 20 percent (10 percent for individuals in the lower tax brackets) to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008).

         TAX STATUS OF THE COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES

         PERSONAL HOLDING COMPANIES. A non-U.S. corporation may be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes if (i) five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50 percent of the stock of the corporation by value (the "PHC Ownership Test") and (ii) such non-U.S. corporation receives 60 percent or more of its U.S. related gross income, as specifically adjusted, from certain passive sources (the "PHC Income Test"). Such corporation is taxed on certain of its undistributed U.S. source income (including certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to shareholders (the "PHC Tax").

         We currently satisfy the PHC Ownership Test, and it is possible that we could satisfy the PHC Income Test. However, we do not currently anticipate having any significant amounts of U.S. source income. Since the PHC Tax is imposed solely on undistributed U.S. source income, we do not expect the imposition of the PHC Tax to result in us having any significant tax liability. U.S. Holders should consult their tax advisors as to the likelihood of our being classified as a PHC and the consequences of our being so classified under these rules.

         FOREIGN PERSONAL HOLDING COMPANIES. A non-U.S. corporation will be classified as a FPHC for U.S. federal income tax purposes if (i) at any time during the corporation's taxable year, five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50 percent of all classes of the corporation's stock measured by voting power or value (the "FPHC Ownership Test") and (ii) the corporation receives at least 60 percent (50 percent in later years) of its gross income (regardless of source), as specifically adjusted from certain passive sources (the "FPHC Income Test").

         We do not believe that we currently satisfy the FPHC Ownership Test. Due to a number of factors (including FPHC stock attribution rules, possible changes in residence by current shareholders, and possible acquisition of shares by purchase, gift or bequest by individuals related to or partners of current indirect shareholders), however, there can be no assurance that we are not currently or will not become a FPHC in the future.

         If we were classified as a FPHC, a portion of our "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our shareholders who are U.S. Holders on the last taxable day of our taxable year, or, if earlier, the last day on which we were classified as a FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their ADSs or Ordinary Shares prior to such date would not be subject to tax under these rules. In addition, as described previously under "Recent Tax Legislation" if we were classified as a FPHC, our dividends would no longer be eligible for the Reduced Rate. U.S. Holders should consult their tax advisors as to the likelihood of our being classified as a FPHC and the consequences of our being so classified under these rules.

         BACKUP WITHHOLDING. A U.S. Holder may, under certain circumstances, be subject to "backup withholding" with respect to some payments to that U.S. Holder such as dividends or the proceeds of a sale or other disposition of ADSs or Ordinary Shares, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's federal income tax liability.

                              DOCUMENTS ON DISPLAY

         For further information pertaining to us and our Ordinary Shares and ADSs, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit to any filing we have made with the SEC is qualified in its entirety by the filed exhibit.

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         We furnish The Bank of New York, the depositary for our ADSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and include reconciliations of net income and stockholders' equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our ADSs. The deposit agreement for the ADSs also requires us to furnish the depositary with English translations of all notices of shareholders' meetings and other reports and communications that we send to holders of our Ordinary Shares. The depositary is required to mail these notices, reports and communications to holders of record of our ADSs.

         As a foreign private issuer, we are not required to furnish proxy statements to holders of our ADSs in the United States.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to a number of different market risks arising from our normal business activities and risk management activities. We do not enter into or hold any market risk sensitive instruments for trading purposes. Market risks arise from the possibility that changes in interest rates or currency exchange rates will adversely affect the value of our financial assets, liabilities or expected future cash flows.

                               INTEREST RATE RISK

         We are subject to market risks due to interest fluctuations in Mexico. In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider to do so in the future, to reduce our exposure to interest rate risks. We currently are not a party to any arrangements to reduce our exposure to interest rate risk.

                           FOREIGN EXCHANGE RATE RISK

         As of December 31, 2002 all of our indebtedness was Peso-denominated, and given this fact, we currently do not have a net monetary position in U.S. Dollars. As a result, we are not currently subject to foreign exchange rate risk fluctuations. To the extent that we incur U.S. Dollar-denominated indebtedness in the future, we would be subject to foreign exchange rate risk.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. The company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of alerting them on a timely basis to material information relating to the company (including its consolidated subsidiaries) required to be included in the company's periodic filings under the Exchange Act.

(b) Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in the company's internal controls or in other factors that could significantly affect such controls.

ITEM 16.   RESERVED

         Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

         Grupo Casa Saba has responded to Item 18 in lieu of Item 17.

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements, together with the report of Salles Sainz-Grant Thornton, S.C. thereon, are filed as part of this Annual Report.

                                                                           Page
                                                                           ----
Index to Consolidated Financial Statements                                  F-1

Report of Independent Certified Public Accountants                          F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002                F-4

Consolidated Statements of Income for each of the years ended               F-5
December 31, 2000, 2001 and 2002

Consolidated Statements of Stockholders' Equity for the years ended         F-6
December 31, 2000, 2001 and 2002

Consolidated Statements of Changes in Financial Position for the            F-7
years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements                                  F-8


All supplementary schedules relating to the Registrant are omitted because they are not required or because the required information, where material, is contained in the audited consolidated financial statements or notes thereto.

ITEM 19.   EXHIBITS

         Documents filed as an exhibit to this annual report are as follows:


Exhibit
Number                         Description of Exhibits
------                         -----------------------

   1.1 Amended and Restated Bylaws (estatutos sociales) of the Registrant, dated as of April 25, 2002 in Spanish, together with an English translation(1)

   4.1 Summary of the Material Terms of Credit Agreement and Guaranty, dated as of June 29, 2001, among Casa Saba, S.A. de C.V., as Borrower, the Registrant, as Guarantor, Scotiabank Inverlat, S.A., Institucion de Banco Multiple, Grupo Financiero Scotiabank Inverlat, as Lender, and Certain Legal
               Representatives(2)

   8.1         List of Subsidiaries of the Registrant

   10.1 Certification of Principal Executive and Financial Officers of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________

       (1) Previously submitted to the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

       (2) Previously submitted to the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

                                    SIGNATURE


         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Dated:  June 27, 2003                         GRUPO CASA SABA, S.A. DE C.V.



                                              By: /s/ Manuel Saba Ades
                                                  -----------------------
                                              Name:  Manuel Saba Ades
                                              Title: Chief Executive Officer

                                  CERTIFICATION

I, Manuel Saba Ades, certify that:

1. I have reviewed this annual report on Form 20-F of Grupo Casa Saba, S.A. de C.V. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Dated:  June 27, 2003                          /s/  Manuel Saba Ades
                                               -------------------------------
                                                Name:  Manuel Saba Ades
                                                Title: Chief Executive Officer

                                  CERTIFICATION

I, Alejandro Sadurni Gomez, certify that:

1. I have reviewed this annual report on Form 20-F of Grupo Casa Saba, S.A. de C.V. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Dated:  June 27, 2003                          /s/ Alejandro Sadurni Gomez
                                               ---------------------------
                                               Name:  Alejandro Sadurni Gomez
                                               Title: Chief Financial Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
                                                                         -----
CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO CASA SABA, S.A. DE C.V.
Report of Independent Certified Public Accountants......................   F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002............   F-4

Consolidated Statement of Income for each of the years ended
December 31, 2000, 2001 and 2002........................................   F-5

Consolidated Statements of Stockholders' Equity for the years
ended December 31, 2000, 2001 and 2002..................................   F-6

Consolidated Statement of Changes in Financial Position for
the years ended December31, 2000, 2001 and 2002.........................   F-7

Notes to Consolidated Financial Statements..............................   F-8

              Report of Independent Certified Public Accountants
              --------------------------------------------------



To the Stockholders of
Grupo Casa Saba, S.A. de C.V.:


         We have audited the accompanying consolidated balance sheets of GRUPO CASA SABA, S. A. DE C. V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Group") as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity, and changes in financial position for each of the years in the three-year period ended December 31, 2002, all stated in thousands of 2002 year-end constant Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Casa Saba, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations, stockholders' equity, and the changes in their consolidated financial position for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

         Also, in our opinion, the amounts in U.S. dollars included in the accompanying financial statements have been translated on the basis discussed in Note 2) for the convenience of the reader.

         The accounting practices used by the Group in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico, which differ in certain material respects with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and a partial reconciliation of the consolidated net income for each of the years in the three-year period ended December 31, 2002 and the stockholders' equity as of December 31, 2001 and 2002 to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 15) and 16). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation, attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.




Salles Sainz - Grant Thornton, S.C.







Mexico City, Mexico
    February 19, 2003
insert excel


                                   GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

                                            CONSOLIDATED BALANCE SHEETS

                                          As of December 31, 2001 and 2002

   (Amounts stated in thousands of 2002 year-end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($))


                                                                                       Convenience
                                                      2001              2002          translation 2002
                                                  ---------------   ---------------   ----------------
A S S E T S
CURRENT
     Cash and cash equivalents (Note 3.d)         Ps.      95,412     Ps.    61,648      $   5,978
     Accounts receivable, net (Notes 3.e and 4)         2,847,563         3,235,346        313,731
     Inventories, net (Notes 3.c and 5)                 2,818,754         2,934,244        284,533
     Prepaid expenses                                      10,581            13,718          1,330
                                                  ---------------     -------------     -------------
                   Total current assets                 5,772,310         6,244,956        605,572



PROPERTY AND EQUIPMENT, net (Notes 3.c and 6)           1,004,396           974,580         94,505


OTHER ASSETS, net                                          62,102            51,389          4,983


GOODWILL, net (Note 3.f)                                  256,185           234,117         22,702
                                                  ---------------     -------------     -------------
         Total assets                             Ps.   7,094,993     Ps. 7,505,042      $ 727,762
                                                  ===============     =============     =============

[table continued]

                                                                                             Convenience
                                                              2001              2002         translation 2002
                                                         ---------------   ---------------   ----------====--
L I A B I L I T I E S
CURRENT
     Current maturities of long-term debt (Note 8)        Ps.   321,330     Ps.   355,004      $  34,425
     Trade accounts payable                                   3,294,863         3,554,618        344,691
     Other payables and accrued liabilities                      45,500            75,541          7,325
     Employee profit sharing (Notes 3.i and 12.d)                   228             3,443            334
                                                         ---------------   ---------------   ----------------
             Total current liabilities                        3,661,921         3,988,606        386,775



LONG-TERM DEBT (Note 8)                                         400,605            42,996          4,169
RESERVE FOR RETIREMENT  PENSIONS AND
SENIORITY PREMIUM (Note 3.g)                                          -            18,542          1,798
DEFERRED INCOME TAX (Notes 3.i and 9)                           258,975           473,925         45,956
                                                         ---------------   ---------------   ----------------
             Total liabilities                                4,321,501         4,524,069        438,698


STOCKHOLDERS' EQUITY
     Capital stock (Note 11)                                    920,963           920,963         89,306
     Premium on stock sold                                      712,895           712,895         69,129
     Reserve for share repurchases (Note 11)                    870,510           870,510         84,413
     Retained earnings                                        1,409,683         1,953,613        189,441
     Deficit on restatement (Note 3.c)                       (1,107,208)       (1,443,657)      (139,991)
     Accrued deferred income tax effect                         (33,351)          (33,351)        (3,234)
                                                         ---------------   ---------------   ----------------
            Total stockholders' equity                        2,773,492         2,980,973        289,064
                                                         ---------------   ---------------   ----------------
            Total liabilities and stockholders' equity    Ps. 7,094,993     Ps. 7,505,042      $ 727,762
                                                         ===============   ===============   ================




              The accompanying notes are an integral part of these consolidated financial statements.


                                  GRUPO CASA SABA, S. A. DE C. V. AND SUBSIDIARIES

                                         CONSOLIDATED STATEMENTS OF INCOME

                                For the years ended December 31, 2000, 2001 and 2002

                    (Amounts stated in thousands of 2002 year-end constant Mexican pesos (Ps.)
                                         and thousands of U.S. dollars ($))

                                                                                                                     Convenience
                                                                  2000              2001              2002        translation 2002
                                                            ---------------   ---------------   ---------------   -------------

Net sales (Note 3.l)                                         Ps.17,190,744     Ps.17,162,248     Ps.18,207,422     $ 1,765,572
Cost of sales                                                   15,403,595        15,324,493        16,286,541       1,579,304
                                                            ---------------   ---------------   ---------------   -------------
                     Gross profit                                1,787,149         1,837,755         1,920,881         186,268

Operating expenses:
    Selling                                                        472,787           474,747           536,492          52,024
    Administrative                                                 680,646           692,150           682,362          66,169
    Severance payments to personnel                                  9,427                 -                 -               -
                                                            ---------------   ---------------   ---------------   -------------
                                                                 1,162,860         1,166,897         1,218,854         118,193
                                                            ---------------   ---------------   ---------------   -------------
                     Operating income                              624,289           670,858           702,027          68,075

Comprehensive cost of financing, net:
    Interest income                                                 (8,669)           (2,607)           (7,669)           (744)
    Interest expense                                               227,582           186,320            71,602           6,943
    Exchange gain, net (Note 3.j)                                      (73)             (922)           (2,701)           (262)
    Gain on monetary position (Note 3.c)                          (133,261)          (32,991)          (45,706)         (4,432)
                                                            ---------------   ---------------   ---------------   -------------
                                                                    85,579           149,800            15,526           1,505
                                                            ---------------   ---------------   ---------------   -------------
Other income, net                                                  (18,225)          (31,978)           (5,928)           (575)
                                                            ---------------   ---------------   ---------------   -------------
                     Income before provisions                      556,935           553,036           692,429          67,145

Provisions for:
    Income tax (Notes 3.i, 12.a and 12 .e)                               -            36,790           166,601          16,155
    Income tax offset by prior year tax loss
    carryforwards                                                        -                 -          (125,660)        (12,185)
    Asset tax (Note 12.b)                                            9,772                 -             8,617             836
    Recovery of asset tax paid in prior years (Note 12.b)                -                 -           (40,596)         (3,937)
    Deferred income tax (Notes 3.i and 9)                          101,963            87,461           136,366          13,223
                                                            ---------------   ---------------   ---------------   -------------
                                                                   111,735           124,251           145,328          14,092
    Employee profit sharing (Notes 3.i and 12.d)                     5,834               122             3,171             307
                                                            ---------------   ---------------   ---------------   -------------
                                                                   117,569           124,373           148,499          14,399
                                                            ---------------   ---------------   ---------------   -------------
                     Net income                              Ps.   439,366     Ps.   428,663     Ps.   543,930     $    52,746
                                                            ===============   ===============   ===============   =============

                     Net income per share (Note 3.k)         Ps.     1.655     Ps.     1.615     Ps.     2.049     $     0.199
                                                            ===============   ===============   ===============   =============
                     Weighted average shares
                        outstanding  (in thousands)                265,419           265,419           265,419
                                                            ===============   ===============   ===============   =============



            The accompanying notes are an integral part of these consolidated financial statements.


                                   GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                For the years ended December 31, 2000, 2001 AND 2002

                    (Amounts stated in thousands of 2002 year-end constant Mexican pesos (Ps.))



                                                Capital stock
                                        ---------------------------------                      Reserve for
                                                                             Premium on          share
                                          Historical       Restatement       stock sold       repurchases
                                        ---------------   ---------------   -------------   ----------------

Balances as of January 1, 2000          Ps.    167,903    Ps.    753,060    Ps.  712,895    Ps.     870,510

    Comprehensive income                             -                 -               -                  -

                                        ---------------   ---------------   -------------   ----------------
Balances as of December 31, 2000               167,903           753,060         712,895            870,510

    Comprehensive income                             -                 -               -                  -

                                         ---------------   ---------------   -------------   ---------------
Balances as of December 31, 2001               167,903           753,060         712,895            870,510

    Comprehensive income                             -                 -               -                  -

                                        ---------------   ---------------   -------------   ----------------
Balances as of December 31, 2002        Ps.    167,903    Ps.    753,060    Ps.  712,895    Ps.     870,510
                                        ===============   ===============   =============   ================

[table continued]

                                                                                Accrued
                                                                               deferred
                                             Retained         Deficit on       income tax
                                             earnings        restatement         effect              Total
                                          ----------------  ---------------  ----------------     ------------

Balances as of January 1, 2000            Ps.     541,654   Ps.   (778,801)  Ps.          -      Ps. 2,267,221

    Comprehensive income                          439,366         (120,390)         (33,351)           285,625

                                          ----------------  ---------------  ----------------     ------------
Balances as of December 31, 2000                  981,020         (899,191)         (33,351)         2,552,846

    Comprehensive income                          428,663         (208,017)               -            220,646

                                        -  ----------------  ---------------  ----------------    -------------
Balances as of December 31, 2001                1,409,683       (1,107,208)         (33,351)         2,773,492

    Comprehensive income                          543,930         (336,449)               -            207,481

                                          ----------------  ---------------  ----------------     ------------
Balances as of December 31, 2002          Ps.   1,953,613   Ps. (1,443,657)  Ps.    (33,351)     Ps. 2,980,973
                                          ================  ===============  ================     ===========-




              The accompanying notes are an integral part of these consolidated financial statements.





                                   GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                               For the years ended December 31, 2000, 2001 AND 2002

   (Amounts stated in thousands of 2002 year-end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($))


                                                                                                                    Convenience
                                                                2000               2001               2002          translation 2002
                                                           ---------------    ----------------    --------------    ---------------
   Operating activities:
   Net income                                                 Ps. 439,366       Ps.   428,663     Ps.   543,930        $ 52,746

   Add - Non cash items:
       Depreciation and amortization                              110,927             105,843            97,576           9,462
       Allowance for doubtful accounts                             22,199              32,011            93,022           9,020
       Loss on sale of property and equipment                       4,440              12,066             5,887             571
       Provision for retirement pensions and
         seniority premium                                              -                   -            15,025           1,457
       Deferred income tax                                        101,963              87,461           136,366          13,223
                                                           ---------------    ----------------    --------------    ---------------
                                                                  678,895             666,044           891,806          86,479

   Changes in assets and liabilities:
   (Increase) decrease in:
       Accounts receivable                                       (538,478)           (437,876)         (480,805)        (46,624)
       Inventories                                               (749,234)           (543,733)         (451,939)        (43,824)
       Prepaid expenses                                            14,812               2,126            (3,137)           (304)
       Trade accounts payable                                     944,738             113,933           259,755          25,188
       Other payables and accrued liabilities                     (87,614)              1,544            30,041           2,913
       Income tax                                                  (1,275)                  -                 -               -
       Employee profit sharing                                      5,835              (5,607)            3,215             312
                                                           ---------------    ----------------    --------------    ---------------
                                                                 (411,216)           (869,613)         (642,870)        (62,339)
                                                           ---------------    ----------------    --------------    ---------------
        Net cash  provided by (used in)
           operating activities                                   267,679            (203,569)          248,936          24,140
                                                           ---------------    ----------------    --------------    ---------------

   Investing activities:
       Additions of property and equipment,
         net of retirements                                       (20,766)              9,435            37,661           3,652
       Increase (decrease) in other assets                         30,865              (5,199)            3,205             311
       Reserve for retirement pensions and
         seniority premium                                              -                   -            (3,517)           (341)
                                                           ---------------    ----------------    --------------    ---------------

       Net cash used in investing
          activities                                               10,099               4,236            37,349           3,622
                                                           ---------------    ----------------    --------------    ---------------

   Financing activities:
     Bank loans, net of payments made                            (101,303)              2,308          (285,000)        (27,636)
     Effect in change of bank loans due to the
       restatement                                                (81,231)            (31,525)          (38,935)         (3,776)
     Initial accrued effect of deferred
       income tax                                                 (39,929)                  -                 -               -
     Deferred income tax                                                -              76,131            78,584           7,620
                                                           ---------------    ----------------    --------------    ---------------
       Net cash  (used in) provided by
          financing activities                                   (222,463)             46,914          (245,351)        (23,792)
                                                           ---------------    ----------------    --------------    ---------------


                                                        -2-

                                                                                                                    Convenience
                                                                2000               2001               2002          translation 2002
                                                           ---------------    ----------------    --------------    ---------------

          Net increase (decrease) in cash and
              cash equivalents                             Ps.     35,117       Ps.  (160,891)     Ps.  (33,764)      $ (3,274)

          Cash and cash equivalents
              at beginning of year                                221,186             256,303            95,412          9,252
                                                          ---------------    ----------------    ---------------   ---------------
          Cash and cash equivalents
              at end of year                               Ps.    256,303       Ps.    95,412      Ps.   61,648        $ 5,978
                                                          ===============    =================   ===============   ===============



          Supplementary information:
              Income tax and asset tax paid                Ps.     24,639        Ps.    39,937      Ps.  101,508        $ 9,843
                                                          ===============    =================   ===============   ===============

          Employee profit sharing paid                     Ps.          -        Ps.     6,092      Ps.      119           $ 12
                                                          ===============    =================   ===============   ===============

          Interest paid                                    Ps.    221,880        Ps.   190,087      Ps.   60,684        $ 5,885
                                                          ===============    =================   ===============   ===============




              The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 2000, 2001 AND 2002

    (Monetary amounts stated in thousands of 2002 year-end constant Mexican pesos (Ps.) and thousands
              of U.S. dollars ($), except as indicated otherwise)



1.       Description of business:

        Grupo Casa Saba, S.A. de C.V. (the "Company"), through its consolidated subsidiaries (collectively referred to as the "Group"), is engaged in the distribution of pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food /non-perishable products, and office/ electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies, both private and governmental, and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its five product lines, and as a result it considers all of its operations and reports the results of all of its operations to management as a single business segment. Revenue attributable to each of the five product lines is shown in Note 13).

        The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the
           Group:

                                                                                        Economic interest
                                                                                       (Direct or indirect)
                                                                                    ---------------------------
                                                                                        2001         2002
                                                                                    ----------    ------------
         Casa Saba, S.A. de C.V.                           (Casa Saba)                 99.9%         99.9%
         Drogueros , S.A. de C.V.                          (Drogueros)                 99.9%         99.9%
         Grupo Mexatar , S.A. de C.V.                      (Mexatar)                   99.9%         99.9%
         Centennial, S.A. de C.V.                          (Centennial)                99.9%         99.9%
         Publicaciones Citem, S.A. de C.V.                 (Citem)                     99.9%         99.9%
         Transportes Marproa, S.A. de C.V.                 (Marproa)                   99.9%         99.9%
         Servicios Corporativos Saba, S.A. de  C.V.        (Servicios                  99.9%         99.9%
                                                            Corporativos Saba)
         Distribuidora Casa Saba, S.A. de C.V.             (Distribuidora Saba)        99.9%         99.9%
         Other companies (real estate and services
            companies)                                                                 99.9%         99.9%


       During 2001 and 2002, the Group established the following negotiating, diversification, and sales strategies to strengthen its consolidated operations. The Group's management constantly reviews these strategies to adapt to any economic changes that arise.

           a) In December 2001, as a part of an internal reorganization of the Group's operations, management entered into the agreements discussed below to strengthen its corporate structure, as well as to facilitate the transactions carried out by some of the consolidated subsidiaries that comprise it. Those agreements did not change the Group's consolidated financial position in any way at that date.

               o Through an assignment of rights agreement dated July 1, 2001, Casa Saba ("assignor") assigned the balance of its accounts receivable owed by the Company at that date. That assignment was made to another consolidated subsidiary of the Group denominated Inmuebles Visosil, S.A. de C.V. ("Visosil" and/or the "assignee") in the amount of Ps.

                  850,000 (Ps. 917,476 at fiscal year-end constant Mexican pesos). This receivable applied to certain amounts lent to the Company in cash by Casa Saba. At the General Ordinary Stockholders' Meeting held on July 2, 2001, the stockholders of Visosil resolved a capital stock increase in the amount referred to above, paid in full by Casa Saba by capitalizing the liability derived from the assignment of rights agreement. As a result, Casa Saba obtained 79.2% of the issued and outstanding capital stock of Visosil.

               o In order to have absolute control of Visosil through Casa Saba, the Company sold the remaining 20.7% of its ownership stake in Visosil to Casa Saba, through a stock purchase agreement dated December 17, 2001. The aggregate purchase price amounted to Ps. 274,000 (Ps. 289,619 at year-end constant Mexican pesos). That amount reduced the payable that the Company had with Casa Saba. That transaction generated a loss that amounted to Ps. 6,798 (Ps. 7,186 at fiscal year-end constant Mexican pesos), which was eliminated in the consolidated statement of income, in accordance with accounting principles generally accepted in Mexico or "Mexican GAAP". This provision is virtually identical to accounting principles generally accepted in United States of America or "U.S. GAAP".

               o Through a stock purchase agreement dated December 17, 2001, the Company sold 100% of its equity stake in Drogueros. This equity stake represented 99.9% of the issued and outstanding capital stock of Drogueros. That sale was made to Visosil in order to have absolute control of Drogueros concentrated in Visosil. The aggregate purchase price amounted to Ps. 300,000 (Ps. 317,100 at fiscal year-end constant Mexican pesos). That amount reduced the payable that the Company had with Visosil. That transaction generated a loss in the amount of Ps. 8,323 (Ps. 8,797 at fiscal year-end constant Mexican pesos), which was eliminated in the consolidated statement of income, in accordance with Mexican GAAP. This provision is virtually identical to U.S. GAAP.

           b) Effective July 2, 2002, through a unanimous resolution adopted by its stockholders, the subsidiaries Inmobiliaria Dejanira, S.A. de C.V. and Uno a Uno, S.A. de C.V. changed their corporate name to Servicios Corporativos Drogueros, S.A. de C.V. and Distribuidora Drogueros, S.A. de C.V., respectively. These consolidated subsidiaries render some specialized personnel services mainly to Drogueros. These services consist of administrative, legal, accounting, tax, finance, treasury, and electronic data processing services.

           c) At the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, the stockholders approved the amendment to the Company's bylaws to adapt them to the most recent amendments enacted to the Securities Market Law, published in the Official Daily Gazette on June 1, 2001. Those amendments further strengthen the transparency of basic information for the operation of the stock exchange and financial market, and an appropriate governance in the business corporate administration.


     2. Basis of presentation:

    These financial statements are prepared based on the Mexican GAAP, which are described in Note 3) hereinbelow. Certain accounting practices applied by the Group in accordance with Mexican GAAP differ from U.S. GAAP. The principal differences between Mexican GAAP and U.S. GAAP are described in Note 15). A partial reconciliation of the reported net income and stockholders' equity from Mexican GAAP to U.S. GAAP is included in Note 16).


       Convenience translation

       The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2002. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos, as a matter of arithmetic computation only by using the rate of Ps.10.312479 (pesos) per U.S. dollar quoted by Banco de Mexico in the Official Daily Gazette as of December 31, 2002. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be translated into U.S. dollars at this or any other exchange rate.


    3. Significant accounting
           policies:

       a)  Use of estimates

           Preparing the accompanying financial statements requires the Group's management to make certain estimates and use certain assumptions to determine the reported amount of some assets and liabilities, and disclose contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses incurred during the periods. Actual results can differ from these estimates.

       b)  Basis of consolidation

           The Group's financial statements are presented on a consolidated basis under Mexican GAAP. The Group's consolidated financial statements include the results of operation of the Company and those of all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they were acquired and/or incorporated up to the date when they were sold and/or at the year-end of the last year reported. The consolidated financial statements have been prepared at the same date and for the same period. All significant intercompany balances and transactions have been eliminated from the Group's consolidated financial statements. The Group holds substantially all of the issued and outstanding capital stock of each of its consolidated subsidiaries referred to in Note 1) above.

       c)  Recognition of the impact of inflation on the financial information

           In accordance with Bulletin B-10, "Recognition of the Impact of Inflation on the Financial Information", as amended ("Bulletin B-10"), the Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the year -end of the last period reported, thereby comprehensively recognizing the impact of inflation. Consequently, the amounts of the financial statements for both the current year and prior years are comparable among them, since all amounts are stated in terms of Mexican pesos of the same purchasing power. Accordingly, all prior year financial statement amounts presented herein differ from those originally reported due to restated changes in Mexican pesos of prior year purchasing power.

           The impact of inflation on the financial information is recognized in accordance with Bulletin B-10 by applying the following procedures:

           i) The amounts of the accompanying consolidated financial statements and the accompanying notes are presented for comparative purposes in Mexican pesos of purchasing power as of December 31, 2002, by applying the inflation factor derived from the National Consumer Price Index (the "NCPI").

           ii) Revenues and expenses related to monetary items are restated from the month in which they occur up to year-end, by applying the NCPI. Expenses related to nonmonetary items such a cost of sales and depreciation are restated as of the date on which inventories are sold, and/or at the time when property and equipment are depreciated based on the restated value of those assets, and from the date when they were expensed up to fiscal year-end, based on the applicable NCPI factor.

           iii) The gain or loss on monetary position represents the gain or loss of holding monetary assets and monetary liabilities whose purchasing power is affected by inflation. The gain or loss on monetary position is determined by applying the NCPI to the consolidated average net monetary position at beginning of each month, which amount is subsequently restated in terms of the purchasing power of the Mexican peso at fiscal year-end by applying the relevant restatement factor. As of December 31, 2000, 2001, and 2002, the Group's consolidated monetary position represented a gain in the amounts of Ps. 126,074, Ps. 31,212 and Ps. 45,706, respectively (Ps. 133,261, Ps. 32,991 and Ps. 45,706, at
                  fiscal year-end constant Mexican pesos, respectively). The effect of that gain was included in the statement of income in the line item "Comprehensive cost of financing".

           iv) Inventories are initially recorded at acquisition cost. They are subsequently restated to their replacement cost. Restated inventory values do not exceed their net realizable values.

           v) Property and equipment are initially recorded at acquisition cost. Effective 1997, those fixed assets along with their depreciation are restated based on the "adjustments due to changes in the general price level method" by applying the NCPI to the value of those assets determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 6) hereinbelow), as well as to the original cost of acquisitions made subsequent to that date.

                Depreciation is calculated on the restated value of fixed
                  assets, by using the straight-line method based on the remaining economic useful lives thereof. The remaining economic useful lives were estimated by independent experts as of December 31, 1996, as well as by the Group's management for acquisitions made subsequent to that date.

           vi)   Goodwill is restated based on the NCPI.

           vii) Stockholders' equity is restated based on the NCPI by considering the age of the contributions and that of earnings or losses generated. The restatement of stockholders' equity represents the amount necessary to maintain shareholders' investment in terms of the purchasing power of the currency at fiscal year-end of the last year reported.

           viii) Deficit on restatement (restated to 2002 fiscal year-end constant Mexican pesos) represents the accumulated monetary effect at the date on which the financial statements were adjusted for the first time, plus (less) the deficit (surplus) generated from comparing the restatement of nonmonetary assets based on the replacement costs and/or specific costs and the restatement thereof made by applying the NCPI. Effective 1997, that deficit or surplus is only generated by restating inventories to replacement costs and by restating permanent investment in stock of subsidiaries to specific costs above or below the NCPI. As of December 31, 2000, 2001, and 2002, a loss was generated in the amounts of Ps. 113,897, Ps. 196,799 and Ps. 336,449, respectively (Ps. 120,390, Ps. 208,017 and Ps. 336,449 at
                  fiscal year-end constant Mexican pesos, respectively). The effect of that loss was included in the statement of stockholders' equity.

        d) Cash and cash
             equivalents

           Cash consists basically of non-interest bearing bank deposits. Cash equivalents are comprised mainly of short-term investments (highly liquid investments that have a ninety day term of maturity or less when acquired) in banking institutions, payable on demand at variable interest rates. Investments are valued at market value (cost plus accrued interest).

       e)  Allowance for doubtful accounts

           The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent in all receivables considering:
              (i) the general historical trend of payment performance of customers, and (ii) factors surrounding the credit risk of specific customers.

       f)  Goodwill

           Goodwill is derived from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired and is amortized over the term during which the Group's management estimates that the additional benefits of such investments will be generated, which management estimates as twenty years. Book value is substantially equal to the fair value of the net assets acquired as a result of their restatement through the acquisition date. The unamortized portion of goodwill applicable to each acquired subsidiary is periodically reviewed, decreasing the remaining amortization period if economic and circumstantial factors surrounding the Group suggest that goodwill might be impaired. As of December 31, 2000 and 2001, the amortization of goodwill expensed amounted to Ps. 21,453 (Ps. 22,675 at fiscal year-end constant Mexican pesos). In 2002, amortization amounted to Ps. 22,068.

       g)  Labor obligations

           i) Members of the Group that have personnel recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with the Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel, after completing fifteen years of service, and calculated based on the number of years worked. Retirement pensions are granted to all personnel having completed at least ten years of service and have reached sixty-five years of age. Members of the Group are required to pay certain severance benefits only to employees that are dismissed without proper cause. These payments (which are made to employees during the normal course of operations), for non-substitute indemnification of a retirement pension, are expensed when paid, in that it is impracticable to estimate the number of employees that will be dismissed during the normal course of operations. This provision is virtually identical to the U.S. GAAP provision.

              Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations". This method is virtually identical to the method under U.S. GAAP.

              Members of the Group with employees have created a fund placed in an irrevocable trust in a financial institution. The purpose of this fund is to meet the labor obligations referred to above. During 2000, 2001, and 2002, contributions to the fund based on actuarial computations amounted to Ps. 3,219, Ps. 8,000, and Ps. 4,279 (Ps. 3,529,
                  Ps. 8,400 and Ps. 4,279 at fiscal year-end constant Mexican pesos, respectively). As of December 31,2000, 2001, and 2002, fund assets consisted primarily of investments in equity securities, as well as investments in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

           ii) The relevant information of the study performed by independent actuaries, with regard to the retirement pension and seniority premiums of the Members of the Group that have employees, is summarized below. The rates referred to below with regard to the actuarial assumptions are stated in real terms (nominal rates at market discounted for inflation). The amounts referred to in the tables below have been restated to Mexican pesos of purchasing power as of December 31, 2002.


                                                                                     December 31,
                                                                  ----------------------------------------------------
                                                                        2000                 2001           2002
                                                                  -----------------------------------  ---------------
              Labor liability                                              Adjusted by NCPI
                                                                  -----------------------------------
              Vested benefit obligation                             Ps. 71,071         Ps. 73,922       Ps. 77,344
              Non-vested benefit obligation                              4,175              7,779           13,109
                                                                   -----------------  ----------------  ---------------

              Accumulated benefit obligation                            75,246             81,701           90,453
              Additional benefit related to future
              compensation increases                                    44,294             32,936           37,053
                                                                  -----------------  ----------------  ---------------

              Projected benefit obligation                             119,540            114,637          127,506
              Fair value of plan assets                                (51,437)           (45,172)         (40,321)
                                                                  -----------------  ----------------  ---------------

              Unfunded projected benefit obligation                     68,103             69,465           87,185
              Unrecognized net transition obligation                   (45,420)           (44,540)         (43,214)
              Negative amendments                                       16,503             15,349           14,433
              Unrecognized net loss                                    (40,965)           (40,972)         (39,862)
                                                                  -----------------  ----------------  ---------------
              (Prepaid) unfunded accrued pension cost
              and seniority premiums to be recognized
              under U.S. GAAP and Mexican GAAP                      Ps. (1,779)          Ps. (698)      Ps. 18,542
                                                                  =================  ================  ===============


              Components of the net periodic cost
              Service cost                                         Ps.   4,314         Ps.  3,842        Ps. 5,445
              Interest on projected benefit obligation                   6,858              6,384            7,263
              Expected return on plan assets                            (4,502)            (4,351)          (4,087)
              Amortization of unrecognized obligations                   3,250              3,151            3,290
              Amortization of amendments                                  (848)              (815)            (816)
              Amortization of losses                                       782                977            1,869
              SFAS 88 Cost                                                   -                  -            2,061
                                                                  -----------------  ----------------  ---------------
              Net periodic cost under U.S. GAAP
              and Mexican GAAP                                     Ps.   9,854         Ps.  9,188        Ps. 15,025
                                                                  =================  ================  ===============


              Assumptions (real rates)
              Discount rate                                                 6%                 6%               6%
              Salary increase rate                                          2%                 2%               2%
              Return on plan assets                                         8%                 8%               8%

                                                                                     December 31,
                                                                  ----------------------------------------------------
                                                                       2000                 2001            2002
                                                                  -----------------------------------  ---------------
              Change in projected benefit obligation                       Adjusted by NCPI
                                                                  -----------------------------------
              Expected projected benefit obligation at beginning
              of year                                               Ps. 111,912       Ps. 114,502       Ps. 114,637
              Service cost                                                4,314             3,842             5,445
              Interest cost                                               6,858             6,384             7,263
              Actuarial loss                                              6,281             2,819            13,420
              Benefits paid                                              (4,677)          (12,910)          (13,259)
              Effect of curtailment on benefit obligation                (5,148)                -                 -
                                                                  ----------------  -----------------  ---------------
              Projected benefit obligation at end of year           Ps. 119,540       Ps. 114,637       Ps. 127,506
                                                                  ================  =================  ===============


              Change in plan assets
              Fair value of plan assets at beginning of year        Ps. 62,828         Ps. 49,270        Ps. 45,172
              Actual return on plan assets                             (10,243)               412             4,129
              Employer contributions                                     3,529              8,400             4,279
              Benefits paid                                             (4,677)           (12,910)          (13,259)
                                                                  ----------------  -----------------  ---------------
              Fair value of plan assets at end of year              Ps. 51,437         Ps. 45,172        Ps. 40,321
                                                                  ================  =================  ===============


              Funded status                                         Ps. 68,103         Ps. 69,465        Ps. 87,185
              Unrecognized net transition obligation                   (45,420)           (44,540)          (43,214)
              Negative amendments                                       16,503             15,349            14,433
              Unrecognized net loss                                    (40,965)           (40,972)          (39,862)
                                                                  ----------------  -----------------  ---------------
              (Prepaid) unfunded accrued pension cost and
              seniority premiums to be recognized under U.S.
              GAAP and Mexican GAAP                                 Ps. (1,779)        Ps.   (698)       Ps. 18,542
                                                                  ================  =================  ===============


              Amounts recognized in the statement
              of financial position consist of:
              (Prepaid) unfunded accrued pension cost and Ps.
              seniority premiums to be recognized                       (1,779)        Ps.   (698)       Ps. 18,542
              Accrued benefit liability                                 21,239            (37,985)          (34,812)
              Intangible asset                                         (18,341)            34,103            31,708
              Accumulated other comprehensive                           (2,898)             3,882             3,104
              Income
                                                                  ----------------  ---------------    ---------------
              Net amount recognized                                 Ps. (1,779)        Ps.   (698)       Ps. 18,542
                                                                  ==============    ===============    ================



       h)  Comprehensive income

           Comprehensive income consists of the net income (loss) for the period presented in the income statement, plus other results (i.e gain or loss on restatement, and/or the deferred income tax effect), for the same period reflected directly in the statement of stockholders' equity pursuant to specific regulatory provisions. The accounting criterion requires disclosing in the stockholders' equity the components of comprehensive income
              (loss), which does not include capital contributions or reductions.

i) Income tax and employee profit sharing

             i) The Group records the provision for both income tax and employee profit sharing based on the amount payable determined based on taxable income applicable to both items. Income (loss) for tax purposes differs from income (loss) for book purposes, due to the temporary and permanent items that apply to revenues and expenses recognized for tax and book purposes in different periods.

             ii) Bulletin D-4, "Accounting for Income Tax, Assets Tax and Employees' Profit Sharing", effective on January 1, 2000, and Circular 54, "Bulletin D-4 Interpretations", which clarified a number issues concerning the application of Bulletin D-4 were issued by Mexican Institute of Public Accountants or "MIPA". Bulletin D-4 and Circular 54 require the Group to calculate deferred income tax by using the "comprehensive asset and liability method". Pursuant to this method, the deferred income tax liability is recorded for all temporary differences. On the other hand, the deferred income tax asset is only recorded under certain circumstances. The deferred income tax liability and/or asset is classified as a noncurrent item. The deferred income tax liability and/or asset is calculated by applying the applicable income tax rate to the taxable and/or deductible temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of tax loss carryforwards. The applicable income tax rate applies to the fiscal year-end tax rate. In the event of any change of the income tax rate, effective subsequent to the fiscal year-end of each year, the income tax rate that will be effect at the time it is estimated that deferred income tax assets and liabilities are realized or paid will be applied. Bulletin D-4 will continue to impact the effective income tax rate in future periods. Asset tax paid in the year and in prior years that is recoverable, as discussed in Note
                  12b) hereinbelow, is only recognized as a deferred income tax asset, under certain circumstances.

             The Group has assessed the need for a valuation allowance to determine (based on the weight of available evidence that includes the evaluation of the benefit of tax loss carryforwards) the amount of deferred income tax asset that will be recorded, in the event that it is more likely that a certain portion or all of the deferred income tax asset may not be realized. Any reduction to the deferred income tax asset amount is recorded in income statement and/or stockholders' equity, by considering the nature of the temporary item. There is no valuation allowance recorded at December 31, 2001 and 2002.

             The deferred employee profit sharing effect is only recorded when it is reasonably presumed that the temporary items (differences between book income and tax income at fiscal year-end) that gave rise thereto are going to result in a future asset or liability, and there is no evidence that such a situation is going to change. At 2001 and 2002 fiscal year-end, the consolidated subsidiaries of the Group (that have personnel) had no temporary items of that nature, in accordance with Mexican GAAP.

             iii) As discussed in Note 12), the Group prepares its income tax returns and asset tax returns on a consolidated basis. The Group's consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for "controlled companies". The tax benefit of consolidation is recognized in the year in which it is generated. The Group recognized the impact of the eliminations that should be recorded. These eliminations are derived from book consolidation and tax consolidation. Consequently, the Group's consolidated financial statements reflect the amount of the provision for income tax (of the Company and each of its consolidated subsidiaries), adjusted for the impact of consolidation.

j)      Foreign currency denominated transactions

    Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated assets and liabilities are translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Exchange fluctuations arise between the current exchange rate at the date on which the transaction is entered into and the current exchange rate at the date when it is paid and/or valued. The foregoing effect is included in income statement in the line item "Comprehensive cost of financing".

k) Earnings per share

    Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share".

l)  Revenue recognition

    Revenues are recognized upon total completion of the following: (i) persuasive evidence that an arrangement exists (ii) delivery has occurred, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectively is reasonable assured.


4.   Accounts receivable:


                                                                  2001                2002
                                                           -------------------  ------------------

           Trade receivables                                Ps.   2,807,311     Ps.   3,256,341
           Allowance for doubtful accounts                          (97,574)           (160,115)
                                                           -------------------  ------------------
                                                                  2,709,737           3,096,226
           Value added tax recoverable                               35,416              27,567
           Income tax recoverable                                    70,839              36,948
           Other                                                     31,571              74,605
                                                           -------------------  ------------------
                                                            Ps.   2,847,563     Ps.   3,235,346
                                                           ===================  ==================



5.   Inventories:

                                                                   2001                2002
                                                            -------------------  ------------------

           Pharmaceutical products                          Ps.    1,618,203     Ps.  1,955,607
           Beauty care products                                      638,674            446,560
           Books and magazines                                       208,953            254,290
           Stationery                                                    785                  -
           Electric appliances                                        10,213              4,805
           Groceries                                                       -             44,780
           Other                                                      24,438             12,919
                                                            -------------------  ------------------
                                                                   2,501,266          2,718,961
           Estimate for  slow-moving
           magazines                                                 (22,121)           (25,786)
           inventory
                                                            -------------------  ------------------
                                                                   2,479,145          2,693,175
           Merchandise-in-transit                                    339,609            241,069
                                                            -------------------  ------------------
                                                            Ps.    2,818,754     Ps.  2,934,244
                                                            ===================  ==================


      Merchandise-in-transit applies mainly to pharmaceutical products. The title has been transferred to the Group.

6.  Property and equipment:

                                                  2001                                   2002
                                            ------------------ --------------------------------------------------------
                                                   Total               Original        Restatement            Total
                                                                        cost
                                            ------------------ ------------------ ------------------ ------------------

          Building                          Ps.    753,105     Ps.     243,497    Ps.    498,584       Ps.   742,081
          Machinery and equipment                   80,290              37,815            44,426              82,241
          Transportation equipment                 197,103             128,390           100,847             229,237
          Office equipment                         126,404              42,959            83,818             126,777
          Computer equipment                       228,162             119,711           121,834             241,545
                                            ------------------ ------------------ ------------------ ------------------
                                                 1,385,064             572,372           849,509           1,421,881

          Less-accumulated depreciation           (645,890)           (291,850)         (415,014)           (706,864)
                                            ------------------ ------------------ ------------------ ------------------
                                                   739,174             280,522           434,495             715,017
          Land                                     265,190              51,079           208,484             259,563
          Construction-in-progress                      32                   -                 -                   -
                                            ------------------ ------------------ ------------------ ------------------
                                            Ps.  1,004,396     Ps.     331,601    Ps.    642,979       Ps.   974,580
                                            ================== ================== ================== ==================



      The restatement of property and equipment of the subsidiary Drogueros, whose net restated value as of December 31, 2001 and 2002 is included in the foregoing summary, amounts to Ps. 109,424 (Ps. 115,662 at fiscal year-end constant Mexican pesos) and Ps. 111,840, respectively. That restatement was determined by applying the NCPI to the original cost of the property and equipment of Drogueros from their respective dates of acquisition.

       The average annual depreciation rates for 2001 and 2002 were as follows:

             Buildings and improvements                               2.10%
             Machinery and equipment                                  6.09%
             Transportation equipment                                10.15%
             Furniture and fixtures                                   6.50%
             Computer equipment                                      11.15%


7.   Related party balances
          and transactions:

       i) As of December 31, 2001 and 2002, payable balances to related parties Xtra Inmuebles, S.A. de C.V. and Pastas Molisaba, S.A. de C.V. amounted to Ps. 219 (Ps. 231 at fiscal year-end constant Mexican pesos) and Ps. 517, respectively. Those balances derived from real property leased and miscellaneous articles purchased are included in the balance sheet under the line item "Other payables and accrued liabilities". Through 2001 and 2002, leases expensed amounted to Ps. 3,720 (Ps. 3,932 at fiscal year-end constant Mexican pesos) and Ps. 4,092, respectively. During 2001, miscellaneous articles expensed amounted Ps. 201 (Ps. 212 at fiscal year-end constant Mexican pesos).

        During 2001 and 2002, the Group had no other related party agreement, except for the balances and transactions referred to above. The Group's management believes that all related party transactions were negotiated and conducted on an arm's length basis.

    8.  Bank loans
          and long-term debt:

        a) Through a "mortgage backed clean credit opening contract" with Scotiabank Inverlat, S.A. ("Scotiabank") dated June 29, 2001, Casa Saba obtained a loan in the amount of Ps. 645,000 (Ps. 697,091 at fiscal year-end constant Mexican pesos). The proceeds from this loan were used to prepay all of the Group's outstanding restructured indebtedness derived from a "mortgage backed clean credit opening contract" with Banco Nacional de Mexico, S.A. dated December 5, 2000.

           Indebtedness outstanding under the Scotiabank loan will be payable in fifty-four monthly installments (consisting of principal and interest) from July 18, 2001 through December 31, 2005. Prepayments on principal in whole or in part are permitted. This loan bears interest at a variable rate equal to the Equilibrium Interbank Interest Rate published by the Central Bank of Mexico in effect from time to time, plus 1.75%. The following table sets forth the aggregate amount of payments due under this loan on an annual basis through 2005:

                      Year of
                      expiration                                     Amount
                     ---------------                         -----------------
                     2003                                       Ps. 155,004
                     2004                                           180,000
                     2005                                           183,996
                                                             -----------------
                                                                    519,000
                    Less:
                    Prepayments on principal                       (321,000)
                                                             -----------------
                                                                Ps. 198,000
                                                             =================

         In conformity with contract terms, prepayments on principal made through 2001 and 2002 in the amount of Ps. 321,000 referred to above will be applied to the last installments that will mature in 2004 and 2005. Prepayments do not generate any penalty payable by Casa Saba.

         The Scotiabank loan is secured by a mortgage that encumbers property and equipment, as well as accounts receivable used as collateral. In addition, Casa Saba and all of the Group's consolidated subsidiaries referred to in Note 1) were established as joint and several obligors with regard to the credit. At the date of the auditors' report, Casa Saba and the joint and several obligors were in compliance with the financial ratios, as well as the "affirmative and negative covenants" set forth in the loan agreement.

        b) On December 16, 2002, Casa Saba obtained an unsecured loan in the amount of Ps. 200,000. The proceeds from this loan were used for the working capital of Casa Saba. This loan was paid in full on its due date, February 14, 2003. The loan bore interest at a 9.3% annual market rate.

        c) As of December 31, 2001 and 2002, short and long-term bank debt in constant Mexican pesos was as discussed in next page.


                                                                                      Weighted average
                          Type of loan                      Balance at fiscal         interest rate at
                                                                 year-end              fiscal year-end
             ---------------------------------------        -------------------    ------------------------
                2001
                ----
             Secured loan - short-term
                   Mexican pesos                            Ps.       321,330              14.94%

             Secured loan - long-term
                    Mexican pesos                                     400,605              14.94%
                                                            -------------------
                                                            Ps.       721,935
                                                            ===================

                2002
                ----
             Secured loan - short-term
                   Mexican pesos                            Ps.       355,004               9.88%

             Secured loan - long-term
                   Mexican pesos                                       42,996               9.88%
                                                            -------------------
                                                            Ps.       398,000
                                                            ===================


           Applicable interest rates are adjusted monthly, in accordance with market rates, hence, the carrying value of the liability approximates to its market value as of December 31, 2001 and 2002.


   9.   Deferred income tax:

        As of December 31, 2001 and 2002, the deferred income tax liability effect determined in accordance with Bulletin D-4 issued by MIPA was as follows:

                                                                2001               2002
                                                          -----------------  -----------------
             Excess of book over
             tax value of assets and
             liabilities                                   Ps. 2,179,971       Ps. 2,471,224

             Tax loss carryforwards                           (1,324,171)           (932,264)
                                                          -----------------  -----------------
                                                           Ps.   855,800       Ps. 1,538,960

                                                          -----------------  -----------------
             Deferred income tax liability                 Ps.   299,530       Ps.   538,636

             Less-
             Asset tax recoverable                               (40,555)            (64,711)
                                                          =================  =================

             Deferred income tax liability effect          Ps.   258,975       Ps.   473,925
                                                          =================  =================


       As of December 31, 2000, 2001 and 2002, the excess of book over tax value of assets and liabilities refers mainly to the line items of inventories, property and equipment, and certain prepaid expenses recorded in the line item "Other assets". At those year-ends, the provision for deferred income tax applied to the income statement amounted to Ps. 101,963, Ps. 87,461 and Ps. 136,366 at fiscal year-end constant Mexican pesos, respectively.

       As of December 31, 2000, 2001 and 2002, the Group did not have a deferred employee profit sharing effect, as there were no temporary items that would have generated a future liability or asset, as discussed in Note 3i).


  10.  Consolidated foreign
          currency position:

       As of December 31, 2001 and 2002, assets and liabilities denominated in U.S. dollars were as follows:


                                                                2001               2002
                                                          -----------------  -----------------

              Current assets                                    $   3,586          $   3,617
              Current liabilities                                     592                104
                                                          -----------------  -----------------

              Net                                               $   2,994          $   3,513
                                                          =================  =================

              Net (at fiscal year-end constant
              Mexican pesos)                               Ps.     29,020     Ps.     36,228
                                                          =================  =================


         As of December 31, 2001 and 2002, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year-end exchange rate of Ps. 9.17 (pesos), and Ps. 10.31 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

         As of February 19, 2003, issue date of the accompanying financial statements, the consolidated net U.S. dollar position was similar to that of December 31, 2002 and the exchange rate was Ps. 10.77 (pesos) per dollar.

  11.  Stockholders' equity:

       Capital structure

       As of December 31, 2001 and 2002, paid-in capital stock was as follows:

                                                    Number                         Par value
                                                                      --------------------------------------
                                                                          2001                  2002
                                                  ---------------     -----------------     ----------------
         Fixed capital shares without                265,149,080        Ps.    167,730        Ps.   167,730
         retirement rights
         Variable capital shares                         270,280                   173                  173
                                                  ---------------     -----------------     ----------------

                                                     265,419,360        Ps.    167,903        Ps.   167,903
                                                  ===============     =================     ================

          At fiscal year-end constant
              Mexican pesos                                             Ps.    920,963        Ps.   920,963
                                                                      =================     ================

       As of December 31, 2001 and 2002, capital stock comprised of 265,419,360 fully paid and non-assessed Ordinary Shares, with no par value. Variable capital shares may not exceed ten times the amount of fixed minimum capital stock.

       Repurchase and resale
           of own shares

       At the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, the stockholders resolved that maximum amount geared toward Company's own share repurchases should be equivalent to 15% of the Company's stockholders' equity as of December 31, 2001, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases shown in the accompanying statements of stockholders' equity was appropriated from retained earnings. During 2001 and 2002, the shareholders did not approve a specific amount to increase this reserve.

        As of December 31, 2001 and 2002, the number of shares available for resale was 14,729,720 valued in the amount of Ps. 100,446 (Ps. 141,070 at fiscal year-end constant Mexican pesos). In accordance with the General Corporate Law, the Company should sell its owns shares available in the treasury in the three-month period, effective the date on which the Company may legally dispose of those shares. Those shares can not be represented at the stockholders' meeting, as long as the shares belong to the Company. During 2001 and 2002, the shareholders did not approve a specific number of shares and peso amount for repurchase or resale of own shares.

      Legal reserve

       Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company's income to a legal reserve until that reserve equals 20% of the Company's capital stock. Amounts from this reserve may not be distributed to the Company's stockholders, except as stock dividends. As of December 31, 2001 and 2002, the Company's legal reserve was Ps. 52,722 at fiscal year-end constant Mexican pesos, which is included in the balance sheet under the caption "Retained earnings".

        Distribution of earnings and
            capital reductions

       Any dividends distributed to stockholders must first be paid out of the consolidated "Reinvested net taxable income account" ("CUFINER"). Once the CUFINER has been depleted, any dividends may be paid out of consolidated "Net taxable income account" ("CUFIN"). Any dividends paid out of CUFIN in excess of its balance will be subject to a 51.52% in 2003 (53.8% in 2002) tax payable by the Group. This income tax may be offset against income tax due in the same year and the subsequent two years. Both the CUFINER and CUFIN are determined in accordance with currently enacted tax legislation. The balance of those accounts can be restated based on the NCPI up to the time when the dividend is paid. As of December 31, 2001 and 2002, the restated balance of the CUFIN was Ps. 7,276. There was no balance in the Group's CUFINER as of December 31, 2001 and 2002.

       By virtue of the "Comprehensive Fiscal Reform" discussed in Note 12), the determination of consolidated CUFINER was eliminated.

       The excess of capital reimbursement per share paid to stockholders over the balance of the consolidated "Restated contributed capital per share account" should be treated as a distributed dividend. The excess will be assessable in accordance with the specific procedure provided for in the Income Tax Law. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.

       In addition, effective 2002, 7.7% income tax withholding rate applicable to dividends paid to individuals or foreign residents was eliminated, in accordance with the "Comprehensive Fiscal Reform", as discussed in Note 12).

      Dividends among companies
          of the Group

       Dividends distributed among consolidating companies that are not paid out of the CUFINER and CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold either in whole or in part, when the equity stake is reduced in the subsidiary or when the Group is dissolved or no longer consolidates.

       At the General Ordinary Stockholders' Meeting held on November 29,
           2001, the stockholders of Casa Saba declared a dividend paid in the amount of Ps. 520,000 (Ps. 549,640 at fiscal year-end constant Mexican pesos), payable to the Company. That dividend was paid out of the CUFIN of Casa Saba.


  12.  Tax system:

       a)  Consolidated income
             tax due

           i) In 2001 and 2002, the income tax rate was 35%. In accordance with the "Comprehensive Fiscal Reform" which provisions became effective on January 1, 2002, the income tax rate will be reduced gradually, hence, a 34% tax rate will be applied in fiscal 2003, 33% in fiscal 2004, and finally 32% in fiscal 2005. Consequently, effective 2002: (i) the existing option up to 2001 to defer 5% of income tax payable was eliminated, and (ii) the determination of the consolidated CUFINER referred to above was eliminated as well. As of December 31, 2001 and 2002, the consolidating companies had no deferred an income tax payment. In addition, at those fiscal year-ends, there was no CUFINER balance either, as discussed in Note 11),above.

             In 1995, the Group was authorized by the Ministry of Finance and
              Public Credit to determine its income and assets taxes on a consolidated basis. Either consolidated taxable income or a consolidated tax loss are determined in accordance with the "consolidative equity" of the Company, and that of its consolidated subsidiaries. "Consolidative equity", as provided for in the Income Tax Law, represents 60% of the equity stake (economic interest) that the Company holds in all of its consolidated subsidiaries. Effective 2002, consolidative equity applicable to the Company, in its capacity as a "holding company", is 60% instead of 100% of the consolidative equity that used to be incorporated up to 2001. Consequently, effective 2002, taxable income or tax loss reported by the Company, in its capacity as a holding company, and for all of its consolidated subsidiaries is incorporated in to the Group's consolidated taxable income or consolidated tax loss in that proportion. The remaining 40% of that taxable income or tax loss is reported separately by the Company and by all of its consolidated subsidiaries. The Company and each of its consolidated subsidiaries determine and record their income tax and asset tax as if each of the companies separately filed the total income tax and asset tax due in the year, in accordance with Tax Legislation.

             Taxes are computed in Mexican pesos as of the date on which the transactions occurred. In accordance with Bulletin B-10, they are restated to fiscal year-end Mexican pesos by applying the NCPI factor.

         ii) One of the Group's consolidated subsidiaries (Transportes Marproa, S.A. de C.V., which assets and revenues are not material to the Group's consolidated operations), was authorized to file a tax return and pay its taxes separately from the Group under a special tax regime known as the "Simplified regime". Under this special regime, the subsidiary pays and records its income tax, based only on cash-in and cash-out with regard to all of its transactions carried out during the year.

        iii) In conformity with the tax amendments of the "Rules governing tax consolidation" of 1999, published in the Official Daily Gazette on December 31, 1998, the consolidated taxable income and/or consolidated tax loss includes, the "Consolidative equity", as explained in paragraph i) referred to above.

           Notwithstanding that on March 9, 1999, the Group obtained constitutional relief and protection from the Federal Courts against the amendments provided for in the "Rules governing tax consolidation" referred to above, the Group has determined its consolidated taxable income and/or consolidated tax loss in conformity with those amendments since 1999.

       Reconciliation of book
           and taxable income

           Income tax due is determined by taking into account the impact of inflation on depreciation of restated fixed assets, the deduction and/or accumulation of the annual inflationary adjustment of monetary assets and monetary liabilities, which is similar in concept to the gain on monetary position discussed in
              Note 3c), as well as the deduction of purchases of inventories instead of the book cost of sales.

           As of December 31, 2001, the Group incurred a consolidated tax loss in the amount of Ps. 174,530 (Ps. 184,480 at fiscal year-end constant Mexican pesos). In 2002, consolidated taxable income in the amount of Ps. 359,028 was incurred. Consequently, income tax amounted to Ps. 125,660. The effect thereof was fully offset by prior year tax loss carryforwards, as provided for in Income Tax Law provisions. The foregoing effect is shown in income statement. The consolidated tax loss and consolidated taxable income incurred in 2001 and 2002, respectively, differ from book income due mainly to the annual inflationary adjustment of monetary assets and monetary liabilities, as well as excess of book over tax depreciation, the deduction of purchases of inventories in excess of the book cost of sales, and the effect offset by prior year tax loss carryforwards.

       b) Consolidated asset tax due

           Consolidated asset tax due is calculated by applying a 1.8% annual rate to the amount resulting from the average restated value of the assets less the average nominal value of certain debts. The restated value of the assets results from adding the average restated value of the assets of the Company to the average restated value of the assets of its consolidated subsidiaries in the equity stake held by the Company in its consolidated subsidiaries. The average nominal value of debts results from adding the average nominal value of certain debts of the Company to the average nominal value of certain debts of its consolidated subsidiaries in the equity stake held by the Company in its consolidated subsidiaries.

           Asset tax is only paid in the amount in which it exceeds income tax of the year. Income tax paid during the year may be credited against asset tax due in the same year. As provided for in currently enacted Tax Legislation, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. As of December 31, 2002, consolidated asset tax due amounted to Ps. 47,160.

           In accordance with the Asset Tax Law, the amount of debts contracted with the financial system or its intermediaries can not be reduced from the average restated value of the assets as discussed in the first paragraph above. On August 26, 1999, Grupo Casa Autrey, S.A. de C.V. (now Grupo Casa Saba, S.A. de C.V.), Casa Autrey (now Casa Saba), and Drogueros filed a proceeding for annulment with the Federal Tax Court in order to make that deduction for the determination of the asset tax due.

           On February 15, May 31, and June 30, 2000, the Federal Tax Court handed down a favorable ruling for Grupo Casa Autrey, S.A. de C.V., Casa Autrey, and Drogueros, respectively. During 2002, Grupo Casa Saba, S.A. de C.V. required the Ministry of Finance and Public Credit to refund the asset tax paid derived from the favorable ruling issued by the Federal Tax Court in the amount of Ps. 40,596. This amount is shown in the income statement.

       c)  Tax loss carryforwards and asset tax recoverable

         i) As of December 31, 2002, the consolidated Group had incurred accrued tax loss carryforwards for income tax purposes and had asset tax recoverable. Tax loss carryforwards can be credited against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be indexed based on the NCPI factor from the date incurred up to the sixth month of the year in which they can be offset against taxable income. On the other hand, asset tax recoverable can be indexed from the date on which the recoverable balance is generated up to the date when that balance is recovered.

             As of December 31, 2002, the indexed amount of tax loss carryforward and asset tax recoverable were as follows:


                  Year            Tax loss            Asset tax        Year of
                incurred        carryforward         recoverable      expiration
             -------------   ----------------    -----------------   -----------

                  1995        Ps.          -     Ps.      3,697          2005
                  1996                     -             13,854          2006
                  1998               706,903                  -          2008
                  2000               174,171                  -          2010
                  2001               189,088                  -          2011
                  2002                    -              47,160          2012
                              ---------------    ----------------
                              Ps.  1,070,162     Ps.     64,711
                              ===============    ================

         ii) Effective 1999, tax losses of consolidated subsidiaries expire individually in the future over a ten year term, effective the date on which tax losses are generated. The effect of these tax losses restated by applying the NCPI factor should be reversed in the tax consolidation in the year that the consolidated subsidiary loses the carryforward right.

           Prior to the authorization to consolidate for tax purposes, some subsidiaries of the Group incurred losses for income tax purposes and had asset tax recoverable. Tax Legislation allows tax loss carryforwards to be credited against future taxable income in an individual and consolidated manner, as well as the recovery of asset taxes. The use thereof depends on the capacity of the Group's consolidated subsidiaries to generate taxable income individually in the future. As of December 31, 2002, the restated balances for those items were as follows:


                  Year          Tax loss            Asset tax          Year of
                Incurred     carryforwards         recoverable       expiration
             -------------  -----------------     ---------------    -----------

                  1993       Ps.          -       Ps.    3,861           2003
                  1994                  234              1,110           2004
                  1995                1,092                  -           2005
                  1996                3,859              2,600           2006
                  1997                    -              4,159           2007
                            -----------------     ---------------
                            Ps.       5,185       Ps.   11,730
                            =================     ===============

           d) Employee profit sharing

                The Federal Labor Law provides that the Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. The amount of this profit sharing is calculated by applying a 10% annual rate to taxable income determined for each subsidiary, as provided for in the Income Tax Law. As of December 31, 2001 and 2002, no deferred effect was recorded in accordance with Mexican GAAP, as discussed in Note 3i).

           e) Provisions for income tax

                In accordance with Mexican GAAP, the following items
                    represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group's provisions for income tax in each year:

                                                               Year ended December, 31
                                                    --------------------------------------------
                                                          2000           2001             2002
                                                    ------------  --------------  --------------

           Statutory income tax rate                    35%            35%               35%
           Permanent differences:
              Comprehensive financing expense
                 vs. annual inflationary
                 adjustment                             17              6                 -
              Non-deductible items                       8              6               (12)
              Other (including inflation effects)     (146)          (172)               74

           Temporary differences:
              Depreciation                              (2)             1                13
              Book cost of sales vs. purchases,
                labor and overhead                    (161)           (91)               39
              Application of tax loss
                carryforwards                           (7)           (11)               25
              Tax loss of the year                     256            226              (174)
                                                   -------------  --------------  --------------
                                                        0%             0%                0%
                                                   =============  ==============  ==============


In 2002, the Group had consolidated taxable income. Consequently the income tax payable in the amount of Ps. 125,660 was fully offset by prior year consolidated tax loss carryforwards. In addition, in 2002 the Group obtained a refund of the asset tax from the Ministry of Finance and Public Credit, in the amount of Ps. 40,596, as referred to in paragraph b) above.


(13) Segment information:

       Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment, as discussed in Note 1).

       Revenue attributable to each of the five product lines for the years ended December 31, 2000, 2001 and 2002, were as follows:

                                                             Millions of Mexican pesos
                                              ---------------------------------------------------------
                                                    2000               2001                 2002
                                              -----------------  -----------------    -----------------
             Pharmaceutical products            Ps.     14,250     Ps.     14,478       Ps.     15,573
             Health and beauty aids/other                1,754              1,695                1,738
             Entertainment products                        756                769                  704
             Food/non-perishable products                  207                160                  154
             Office/electronic products                    224                 60                   38
                                              -----------------  -----------------    -----------------
                    Total                       Ps.     17,191     Ps.     17,162       Ps.     18,207
                                              =================  =================    =================


    14.  New Mexican accounting
              pronouncements:

             (i)  On November 24, 2001, the "MIPA" issued the revised
                    Bulletin C-9, "Liability, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"). This Bulletin supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". New Bulletin C-9 sets forth a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. This Bulletin requires that: (a) all contingent assets that have a practical true realization must be accounted for and disclosed in the financial statements; (b) contingent assets that have a probable realization cannot be accounted for in the financial statements, but must be disclosed; and (c) contingent assets that do not have a probable realization and cannot be accounted for in the financial statements are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when it represents significant additions of fixed assets. In addition, New Bulletin C-9 establishes new standards for the use of present value techniques to measure liabilities, and the accounting for the early settlement of liabilities and convertible debt. Application of the provisions of Bulletin C-9 is mandatory, effective January 1, 2003, although early adoption is recommended. The Group does not believe this provision will have a material effect on its income statement or financial position.

             (ii)  On December 6, 2001, MIPA issued revised Bulletin C-8,
                    "Intangible Assets" ("Bulletin C-8"). This New Bulletin supersedes Bulletin C-8, "Intangibles". New Bulletin defines intangible assets as costs incurred and rights or privileges acquired with intention to generate a specific future economic benefit. Bulletin C-8 sets forth: (i) that development costs should be capitalized as intangible assets considering that costs incurred should be properly identified, that there are expected future benefits, and that the company has control over such a benefits; (ii) that pre-operating costs should be expensed as a period cost. Preoperating cost previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations; (iii) that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Intangible assets with finite useful life should be amortized over its useful life. Also if there is no market for these assets, they should be reduced to the amount of goodwill or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses. Application of the provisions of Bulletin C-8 is mandatory, effective January 1, 2003, although early adoption is recommended. The Group does not believe this provision will have a material effect on its income statement or financial position.


   15.   Differences between Mexican
           and U.S. GAAP:

         The consolidated financial statements of the Group are prepared based on Mexican GAAP, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders' equity to U.S. GAAP is presented in Note 16) below. This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican GAAP, Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         Other than inflation accounting, the principal differences between Mexican GAAP and U.S. GAAP that affect the consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustments between Mexican and U.S. GAAP.

      a)   Statements of Cash Flows

           Under Mexican GAAP, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Information". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment (modified) to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant

              Mexican pesos, excluding the effect of the heading "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of resources provided by operating activities. Consequently, the changes included in this statement constitute cash flow activity stated in constant Mexican pesos. In accordance with Mexican GAAP, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

           Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95"), a statement of cash flows is required, which presents only cash movement and excludes non-cash items. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the gain on monetary position were treated as a component of financing activities, resources provided by (used in) operating activities would be Ps. 134,418, Ps.(236,560), and Ps.203,230, and net cash (used in) provided by financing activities would be Ps. (89,202), Ps. 79,905 and Ps. (199,645) in 2000, 2001 and
              2002, respectively.

        b) Deferred income taxes and
              employee profit sharing

         i) The Group adopted SFAS No. 109, "Accounting for income taxes" ("SFAS 109") for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by using the "comprehensive asset and liability method". Pursuant to this method, the deferred income tax effect is recorded for the tax future consequences of all temporary differences between book and tax values of assets and liabilities, as of the date of the relevant financial statements. The main temporary differences, which generated deferred income tax under U.S. GAAP, are the deduction of purchases of inventories for tax purposes versus cost of sales for financial statement purposes, differences in depreciation rates applicable to fixed assets for book and tax purposes, and the related effects of restatement and tax loss carryforwards that reduce future taxes payable. In addition, SFAS 109 requires reducing deferred income tax asset by a valuation allowance if, based on the weight of available evidence (that includes the evaluation of the benefit of tax loss carryforwards), it is more likely than not that some portion or all of the deferred income tax asset will not be realized. As described in Note 12b), Mexican Tax Law requires paying 1.8% tax on the Group's net assets which may be used to offset future income tax obligations. Under SFAS 109, such an amounts are treated as a deferred tax benefit and offset by a valuation allowance, if required. These provisions are virtually identical to Mexican GAAP effective on January 1, 2000, as referred in Note 3i) hereinabove.

              For U.S. GAAP purposes, all of the changes in the required deferred income tax effect during the year are allocated entirely in the income statement, except for the deferred income tax effect derived from temporary differences attributed to changes in other stockholders' equity accounts. In that event, such an effect is applied directly to the specific stockholders' equity account that generate such a changes.

              In addition, under U.S. GAAP the deferred income tax effect should be classified as current and noncurrent, based on the classification of the asset and liability items that give rise to it. As of December 31, 2001 and 2002, the deferred income tax effect under Mexican and U.S. GAAP was classified as follows:

                                               CONSTANT MEXICAN PESOS
                         -------------------------------------------------------------------
                                  MEXICAN GAAP                        U.S. GAAP
                         --------------------------------  ---------------------------------
                              2001             2002             2001             2002
                         ---------------  ---------------  ---------------- ----------------
            Current      Ps.          -   Ps.          -   Ps.     653,750   Ps.    627,534

            Noncurrent          258,975          473,925          (394,775)        (153,609)
                         ---------------  ---------------  ---------------- ----------------
                         Ps.    258,975   Ps.    473,925   Ps.     258,975   Ps.    473,925
                         ===============  ===============  ================ ================

        ii) The Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees, which is calculated by applying a 10% annual rate to taxable income determined for each subsidiary in accordance with the Income Tax Law, as explained in Note 12d) above. By virtue thereof, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

            UnderMexican GAAP no deferred employee profit sharing was
              recorded in 2000, 2001, and 2002 insofar as the Group's consolidated subsidiaries did not have temporary differences that had generated future liabilities or benefits, as explained in Note 3i) hereinabove. For U.S. GAAP purposes, a deferred profit sharing expense and liability have been calculated. Therefore, in 2000, 2001, and 2002, the deferred effect not recorded under Mexican GAAP amounted to Ps. 146,445, Ps. 24,714, and Ps. (48,843), respectively. Accordingly, a reconciling item for the deferred effect not recorded under Mexican GAAP is included in the reconciliation of Mexican to U.S. GAAP. In addition, employee profit sharing is classified as an operating expense for U.S. GAAP purposes. The components of the U.S. GAAP employee profit sharing liability as of December 31, 2000, 2001, and 2002 were as follows:

                       DEFERRED EMPLOYEE PROFIT SHARING
                            CONSTANT MEXICAN PESOS

                                                2000          2001             2002
                                          -------------- -------------- --------------
            Current -
                 Inventories              Ps.   35,405   Ps.   48,946    Ps. 57,240
                 Non-deductible reserves        (6,189)        (4,449)       (5,111)
                                          -------------- -------------- --------------
                                                29,216         44,497        52,129
                                          -------------- -------------- --------------

             Non-current-
                Property and equipment           5,113          3,580         2,741
                Prepaid expenses and
                prepaid pension cost              (216)         1,621         1,505
                Other                                -        (41,736)            -
                                          -------------- -------------- --------------
                                                 4,897        (36,535)        4,246
                                          -------------- -------------- --------------
                                          Ps.   34,113   Ps.    7,962   Ps.  56,375
                                          -------------- -------------- --------------

       iii) Goodwill

            Goodwill is restated based on NCPI as discussed in Note 3c).
              Under Mexican GAAP and US GAAP, prior to January 1, 2002, goodwill was amortized on a straight-line basis over 20 years.

            In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting requirements for goodwill and other intangible assets. The new standard requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. As a result of the statement, under US GAAP, goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test.

      16.  Reconciliation of Mexican
             to U.S. GAAP:

           Net income and stockholder's equity adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes as required by Mexican GAAP, were as follows:

                                          Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share
                                         --------------------------------------------------------------------------
      NET INCOME-
                                                                  Year                                 Convenience
                                         --------------------------------------------------------      translation
                                               2000                2001               2002                2002
                                         ------------------  -----------------  -----------------  ----------------
      Net income under
        Mexican GAAP                     Ps.      439,366    Ps.     428,663   Ps.    543,930         $    52,746
                                         ------------------  -----------------  -----------------  ----------------

      U.S. GAAP adjustments-
      Deferred employee profit sharing            146,445             24,714          (48,843)             (4,736)

      Amortization of goodwill                         -                  -            22,068               2,140

      Impact of inflation accoun-
      ting on U.S. GAAP ad-
      justments                                    16,176              1,437              430                  42
                                         ------------------  -----------------  -----------------  ----------------
                                                  162,621             26,151          (26,345)             (2,554)
                                         ------------------  -----------------  -----------------  ----------------

      Net income under U.S. GAAP         Ps.      601,987    Ps.     454,814    Ps.   517,585         $    50,192
                                         ==================  =================  =================  ================

      Weighted average common
      shares outstanding (thousands)              265,419            265,419          265,419
                                         ==================  =================  =================

      Basic and diluted  earnings  per
      share under U.S. GAAP              Ps.         2.27    Ps.        1.71    Ps.      1.95
                                         ==================  =================  =================


        Because Mexican GAAP requires using a comprehensive method for recognizing the impact of inflation and the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading "impact of inflation accounting on U.S. GAAP adjustments".


                                                                                                        Convenience
    STOCKHOLDERS' EQUITY-                                                                               translation
                                               2000                2001                2002                 2002
                                        -------------------  -----------------  --------------------  --------------
    Stockholders' equity under
    Mexican GAAP                        Ps.    2,552,846     Ps.   2,773,492    Ps.     2,980,973     $    289,064
                                        -------------------  -----------------  --------------------  --------------

    U.S. GAAP adjustments-
    Reversal of the opening
    impact of deferred items
    recorded
    under Mexican GAAP                            33,351              33,351                    -                -

    Deferred employee profit
    sharing                                      (34,113)             (7,962)             (56,375)          (5,467)

    Amortization of goodwill                           -                   -               22,068            2,140
                                        -------------------  -----------------  --------------------  --------------
                                                    (762)             25,389              (34,307)          (3,327)
                                         -------------------  -----------------  --------------------  -------------
    Stockholders' equity under
    U.S. GAAP                           Ps.    2,552,084     Ps.   2,798,881    Ps.     2,946,666     $    285,737
                                        ===================  =================  ====================  ==============


       Changes in stockholders' equity
               under U.S. GAAP
                                                                                                  Convenience
                                                                                                  translation
                                         2000                 2001                2002             2002
                                  -----------------   ------------------   -----------------     ---------------
    Stockholders' equity under
    U.S. GAAP as of beginning of
    the year                        Ps.  1,755,351     Ps.   2,552,084      Ps.  2,798,881          $ 271,407
    Comprehensive income under
    U.S. GAAP                              481,594             246,797             181,136             17,565
    Reversal of the deferred
    income tax                             315,139                  -              (33,351)            (3,234)
                                  -----------------   ------------------   -----------------     ---------------
    Approximate majority of
    stockholders' equity under
    U.S. GAAP as of the end of
    the year                        Ps.  2,552,084     Ps.    2,798,881     Ps.  2,946,666          $ 285,738
                                  =================   ==================   =================     ===============


       Comprehensive income under
          U.S. GAAP
                                                                                                  Convenience
                                                                                                  translation
                                         2000                 2001                2002             2002
                                  -----------------   ------------------   -----------------     ---------------

    Net income under U.S. GAAP            601,987      Ps.   454,814        Ps.  517,585            $  50,190
    Deficit on holding
    nonmonetary assets                   (120,393)          (208,017)           (336,449)             (32,625)
                                  -----------------   ------------------   -----------------     ---------------
    Comprehensive income under      Ps.   481,594      Ps.   246,797        Ps.  181,136            $  17,565
    U.S. GAAP
                                  =================   ==================   =================     ===============



 17.    Supplementary U.S. GAAP disclosures:

        a) Financial instruments with off-balance-sheet risk

       Under the provisions of SFAS No. 105, "Disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk", the Group's accounts receivable, which represent receivables from numerous customers including a large retailers, and the Group's cash balances do not represent any significant concentration of risk to the Group.

       b)  Impairment of long-lived a-(0)ets

       Under U.S. GAAP, an impairment occurs when the total amount of the estimated future cash flow that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the asset. The impairment of a long-lived asset that must be charged to the income statement is that amount by which the net book value exceeds its recovery value. If the adjustment is in order, it is determined by the difference between "fair value" and net book value. SFAS No. 121, "Accounting for the impairment of long-lived assets and for long lived assets to be disposed of", defines "fair value " as the amount at which the asset could be bought or sold in a current transaction between willing parties. The write-down for impairment is not allowed to be reversed. In addition, U.S. GAAP requires valuing fixed assets and some intangibles held for sale at the lower between net book value or their realization value. The Group does not believe existing changes in circumstances indicate that the net book value of an asset may not be fully recoverable. In addition, the Group does not have any intangible and/or fixed assets held for sale.

       In August 2001, SFAS 144, "Accounting for the impairment or disposal of long-lived assets" was issued. This SFAS supersedes SFAS No. 121, and provide a single accounting model for long-lived assets to be disposed of. Although many of the fundamental recognition and measurement provisions of SFAS No. 121 are retained, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, "Reporting the results of operations-reporting, the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions", with regard to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in discontinued operations in the period in which the losses are incurred (rather than as of the measurement date presently required by APB No. 30). SFAS 144 was adopted by the Group on January 1, 2002 and did not have a significant impact on the results of operations or financial position.

        c) Quantitative and qualitative
             disclosures on market risk

       The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short and long-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks.

             d) Fair value of financial instruments

           The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities approximate their fair value due to their short-term nature.

           Long-term debt bears interest at value rates and, consequently, carrying value approximates the fair value.

           e) Derivative instruments and
                 hedging activities

           The provisions of SFAS No. 133, "Accounting for derivative instruments and hedging activities", as amended, ("SFAS 133"), requires recording all derivative instruments as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction, and the type of hedge transaction, if applicable. SFAS 133 as amended became effective on January 1, 2001. Although, the Group does not currently have derivative instruments or engage in any hedging activities, there can be no assurance that the Group will not do so in the future. Also, Bulletin C-2, "Financial instruments" issued by MIPA, which is similar to SFAS No. 133, became effective in 2001.

           f)   Comprehensive income

           SFAS No. 130, "Reporting comprehensive income", requires reporting all items required to be recognized under accounting standards as components of comprehensive income in a financial statement displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 does not impact net income or shareholders' equity. The Group presents Comprehensive income under U.S.GAAP for 2000, 2001, and 2002 in Note 16) hereinabove.

           g) Segment Information

           The Group adopted SFAS No. 131, "Disclosures about Segments of an
              Enterprise and Related Information". SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of their operations, and reports the results of all of its operations to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2000, 2001 and 2002, is mentioned in
              Note 13) hereinabove.

           h) Business combinations

            In June 2001, SFAS 141, "Business combination" superseded SFAS
              38, "Accounting for pre-acquisition contingencies of purchased enterprises" and the APB Opinion 16, "Business combination". SFAS 141 prohibits using of the "pooling of interest method" and requires using the "purchase method" of accounting for business combinations. SFAS 141 is effective July 1, 2001. Although the Group has not currently carried out business combinations, there can be no assurance that the Group will not do so in the future.

           i) Goodwill and other intangible assets

           In June 2001, SFAS 142, "Goodwill and other intangible assets" superseded APB Opinion 17, "Intangible assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives are not longer be amortized over their remaining economic useful lives. Instead they will be subject to annual impairment tests in accordance with SFAS 142. Other intangible assets will continue to be amortized over their remaining economic useful lives.

           The Company applied the provisions of SFAS 142 beginning on January 1, 2002. The Company has completed a transitional fair value based impairment test on its goodwill as of January 1, 2002. Based on the results of this test, the fair value of the goodwill is equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment has been made to the carrying value of the goodwill in the Company's financial statements.

           As of December 31, 2002, the Company has total consolidated goodwill, net of accumulated amortization of Ps 234,117.

           The following table adjusts earnings and earnings per share for the adoption of SFAS 142:

                                                                    Year Ended December 31,
                                                                    -----------------------
                                                           2000               2001             2002
                                                      --------------    -------------    ---------------
       Reported net earnings (US GAAP)                Ps.   601,987     Ps.  454,814      Ps.  517,585

       Add:
           Goodwill amortization, net of tax                 26,789           26,789                 -
                                                      --------------    --------------   ---------------
           Adjusted net earnings                      Ps.   628,776     Ps.  481,603      Ps.  517,585

           Basic and diluted earnings per share:
           Reported net earnings                      Ps.      2.27     Ps.     1.71      Ps.     1.95

       Add:
           Goodwill amortization, net of tax          Ps.      0.10     Ps.     0.10      Ps.        -
                                                      --------------    --------------   ---------------
           Adjusted net earnings                      Ps.      2.37     Ps.     1.81      Ps.    1.95
                                                      ==============    ==============   ===============


         i)   Recently Issued Accounting Standards

           In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June

              15, 2002. Management does not anticipate a significant impact on its financial position or its results of operations, or cash flows.

           In April 2002, the FASB issued SFAS 145, "Rescission of FASB
              Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS 145 would be reclassified in most cases following adoption. Management does not expect the adoption of SFAS 145 to have a material effect on the Company's financial position, results of operations, or cash flows.

           In June 2002, the FASB issued Statement No. 146, "Accounting for
              Costs Associated with Exit or Disposal Activities. ("SFAS 146"). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

           In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", ("SFAS 148") an amendment of FASB Statement No. 123. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. The Company does not believe the adoption of this standard will have a material impact on its financial position, results of operations, or cash flows.

           In November 2002, the FASB issued Interpretation 45 (FIN 45),
              "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

         o measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

         o provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

           The disclosure requirements of this Interpretation are effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company's financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company's financial statements.

           On January 31, 2003, the FASB issued FASB Interpretation No. 46,
              "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies existing accounting for whether variable interest entities should be consolidated in financial statements based upon the investees ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003 with certain disclosure provisions required for financial statements issued after January 31, 2003. Management is currently evaluating the applicability of FIN 46 to its leases with related parties discussed in Note 7i), but does not anticipate a material impact on financial position or results of operations.

           On April 30, 2003 the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is effective for contracts entered into or modified after June 30, 2003.

           On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management does not anticipate a material impact on the Company.

                                                 Commision File Number 1-12632

------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISION
                            WASHINGTON, D.C. 20549


                           -------------------------


                                   EXHIBITS

                                      TO

                               ANNUAL REPORT ON

                                   FORM 20-F
                    (FOR THE YEAR ENDED DECEMBER 31, 2002)

                                     UNDER

                              THE SECURITIES ACT

                          --------------------------


                         GRUPO CASA SABA, S.A. DE C.V.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                                      N/A
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



------------------------------------------------------------------------------

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

1.1 Amended and Restated Bylaws (estatutos sociales) of the Registrant, dated as of April 25, 2002 in Spanish, together with an English translation.(1)

4.1 Summary of the Material Credit Agreement and Guaranty, dated as of June 29, 2001, among Casa Saba, S.A. de C.V., as Borrower, the Registrant, as Guarantor, Scotiabank Inverlat, S.A., Institucion de Banco Multiple, Grupo Financiero Scotiabank Inverlat, as Lender, and Certain Legal Representatives.(2)

8.1                 List of Subsidiaries of the Registrant

10.1 Certification of Principal Executive and Financial Officers of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 fo the Sarbanes-Oxley Act of 2002.









______________________

(1) Previously submitted to the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001 and incorporated herein by reference.

(2) Previously submitted to the Securities and Exchange Commission as an Exhibit to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.


                          GRUPO CASA SABA, S.A. DE C.V.

                                                                                              EXHIBIT 8.1
                              LIST OF SUBSIDIARIES
<

DIRECT SUBSIDIARIES                                   JURISDICTION OF INCORPORATION      PERCENTAGE STAKE
-------------------                                   -----------------------------      ----------------

Alta del Centro, S.A. de C.V.....................                  Mexico                      99.50%
Bloques y Ladrillos, S.A. de C.V.................                  Mexico                      99.99%
Capa S.A. de C.V.................................                  Mexico                      99.50%
Casa Saba, S.A. de C.V...........................                  Mexico                      99.99%
Distribuidora Casa Saba, S.A. de C.V.............                  Mexico                      99.99%
Distribuidora Eclipse, S.A. de C.V...............                  Mexico                      99.99%
Estrella del Pacifico, S.A. de C.V...............                  Mexico                      99.99%
Inmobiliaria Iliria, S.A. de C.V.................                  Mexico                      99.99%
Inmobiliaria Perceval, S.A. de C.V. .............                  Mexico                      99.99%
Inmobiliaria Osa Mayor, S.A. de C.V..............                  Mexico                      99.50%
Inmuebles La Laguna, S.A. de C.V.................                  Mexico                      99.50%
Organizacion Sip, S.A. de C.V....................                  Mexico                      99.99%
Publicaciones CITEM, S.A. de C.V.................                  Mexico                      99.99%
Solo S.A. de C.V.................................                  Mexico                      99.99%
Transportes Marproa, S.A. de C.V.................                  Mexico                      99.50%
Ultima del Golfo, S.A. de C.V....................                  Mexico                      99.50%

INDIRECT SUBSIDIARIES
---------------------

Centennial S.A. de C.V. .........................                  Mexico                      99.99%
Drogueros S.A. de C.V............................                  Mexico                      99.99%
Estrella del Este, S.A. de C.V...................                  Mexico                      99.99%
Grupo Mexatar, S.A. de C.V. .....................                  Mexico                      99.99%
Inmobiliaria Dejanira, S.A. de C.V ..............                  Mexico                      99.99%
Inmuebles Visosil, S.A. de C.V...................                  Mexico                      99.99%
Servicios Corporativos Saba, S.A. de C.V.........                  Mexico                      99.99%
Uno @ Uno, S.A. de C.V. .........................                  Mexico                      99.99%


                                                                  EXHIBIT 10.1



                         CERTIFICATE OF CEO PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the Annual Report on Form 20-F of Grupo Casa Saba S.A. de C.V. (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Manuel Saba Ades, as Chief Executive Officer of the Company, and Alejandro Sadurni Gomez, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



/s/Manuel Saba Ades
------------------------------
Name:   Manuel Saba Ades
Title:  Chief Executive Officer
Date:   June 27, 2003


/s/ Alejandro Sadurni Gomez
------------------------------
Name:  Alejandro Sadurni Gomez
Title: Chief Financial Officer
Date:  June 27, 2003


This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.