Form 20-F
period 2003-12-31
GRUPO CASA SABA SA DE CV
filed 2004-06-30
CIK 906779

===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                             --------------------
                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE YEAR ENDED DECEMBER 31, 2003

                        COMMISSION FILE NUMBER 1-12632

                         GRUPO CASA SABA, S.A. DE C.V.
            (Exact name of Registrant as specified in its charter)

                                NOT APPLICABLE.
                (Translation of Registrant's name into English)

                                   MEXICO
                (Jurisdiction of Incorporation or Organization)

                         PASEO DE LA REFORMA, NO. 215
                   COLONIA LOMAS DE CHAPULTEPEC, C.P. 11000
                                MEXICO, D.F.
                                   MEXICO
                   (Address of Principal Executive Offices)
                    --------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                       NAME OF EACH EXCHANGE
         TITLE OF EACH CLASS                            ON WHICH REGISTERED
         -------------------                           ---------------------
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN     NEW YORK STOCK EXCHANGE
  ORDINARY SHARES, WITHOUT PAR VALUE                  NEW YORK STOCK EXCHANGE
  ORDINARY SHARES, WITHOUT PAR VALUE                (FOR LISTING PURPOSES ONLY)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: NONE

THE NUMBER OF OUTSTANDING SHARES OF EACH CLASS OF CAPITAL OR COMMON STOCK AS OF DECEMBER 31, 2003 WAS: 265,419,360 ORDINARY SHARES, WITHOUT PAR VALUE

INDICATE BY CHECK MARK WHETHER THE REGISTRANT: (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                  YES        X      NO
                            ---          ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                  ITEM 17           ITEM 18 X
                            ---             --


===============================================================================

                               TABLE OF CONTENTS


PART I........................................................................1

Item 1.  Identity of Directors, Senior Management and Advisers................1

Item 2.  Offer Statistics and Expected Timetable..............................1

Item 3.  Key Information......................................................1

Item 4.  Information on the Company...........................................9

Item 5.  Operating and Financial Review and Prospects........................26

Item 6.  Directors, Senior Management and Employees..........................40

Item 7.  Major Shareholders and Related Party Transactions...................46

Item 8.  Financial Information...............................................48

Item 9.  Offer and Listing Details...........................................48

Item 10. Additional Information..............................................51

Item 11. Quantitative and Qualitative Disclosures About Market Risk..........63

Item 12. Description of Securities Other than Equity Securities..............64

PART II......................................................................64

Item 13. Defaults, Dividend Arrearages and Delinquencies.....................64

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds.................................................64

Item 15. Controls and Procedures.............................................64

Item 16. Reserved............................................................64

Item 16A. Audit Committee Financial Expert...................................64

Item 16B. Code of Ethics.....................................................64

Item 16C. Principal Accountant Fees and Services.............................65

PART III.....................................................................65

Item 17. Financial Statements................................................65

Item 18. Financial Statements................................................65

Item 19. Exhibits............................................................66

         (a)  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................F-1

                                 INTRODUCTION

     Grupo Casa Saba, S.A. de C.V. is a limited liability stock corporation with variable capital, or sociedad anonima de capital variable, organized under the laws of the United Mexican States, or "Mexico", and is a holding company that conducts substantially all of its operations through subsidiaries. In this annual report, except when indicated or the context otherwise requires, the words "Grupo Casa Saba", "the company", "we", "us", "our" and "ours" refer to Grupo Casa Saba, S.A. de C.V. and its consolidated subsidiaries. Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

     This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all. The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Board of Governors of the U.S. Federal Reserve Bank of New York. As of December 31, 2003, the rate of Mexican Pesos per U.S. Dollar, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, was Ps.11.24 to one U.S. Dollar. See "Item 3. Key Information-Exchange Rate Information."

     Unless otherwise specified, information included in this annual report is as of December 31, 2003. References to "Ps." or "Pesos" in this annual report are to Mexican Pesos and references to "Dollars," "U.S. Dollars," "$" or "U.S.$" are to United States Dollars. Certain amounts included in this annual report may not sum due to rounding.

                      MARKET SHARE AND OTHER INFORMATION

      Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by Interdata, S.A. de C.V., a private Mexican company that belongs to IMS A.G., known internationally as IMS Health and our estimates.

                          FORWARD-LOOKING STATEMENTS

     Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as "anticipate," "believe," "continue," "expect," "estimate," "project," "will," "will be," "will continue," "will likely result," "may," "plan," or words or phrases of similar meaning. These statements are contained in the sections entitled "Risk Factors", "Operating Financial Review and Prospects", "Information on the Company" and other sections of this annual report.

      Forward-looking statements reflect our best assessment at the time and thus involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file before the SEC and include, among others, the following:

     o international, national and local general economic and market conditions;

     o    the overall size and growth of the Mexican pharmaceutical market;

     o the level of competition among distributors, suppliers and sellers of pharmaceuticals;

     o    fluctuations and difficulty in forecasting operating results;

     o    dependence on suppliers and clients;

     o general risks associated with doing business in Mexico, including political and economic instability and changes in government regulations; and

     o    other factors referenced in this annual report.

     The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, investors and analysts should bear in mind the factors described in "-Risk Factors" and other cautionary statements appearing in "Operating and Financial Review and Prospects" and elsewhere in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

        (A) SELECTED FINANCIAL DATA

        We prepare our audited consolidated financial statements in accordance with Mexican GAAP, which differs in some significant respects from U.S. GAAP.
Note 15 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 16 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and total stockholders' equity.

        Pursuant to Mexican GAAP, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost. All other non-monetary assets are reflected using the Mexican National Consumer Price Index, or the NCPI. Components of stockholders' equity are also restated using the NCPI. In addition, the statement of income recognizes the effect of profits and losses in purchasing power from holding monetary assets and monetary liabilities. Mexican GAAP also requires the restatement of all financial statements in constant Pesos as of the date of the last period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2003. See Note 3 to our audited consolidated financial statements. The effect of inflation accounting under Mexican GAAP has not been reversed in our reconciliation to U.S. GAAP. See Notes 15 and 16 to our audited consolidated financial statements.

        The information set forth in the following table has been selected from our audited consolidated financial statements for the periods indicated. This information should be read together with, and it is qualified in its entirety by reference to, our audited consolidated financial statements the notes to such financial statements and the information under the section entitled. "Item 5. Operating and Financial Review and Prospects."


---------------------------------------------------------------------------------------------------------------------------
YEAR  ENDED DECEMBER 31,                        1999        2000        2001        2002        2003         2003(1)
---------------------------------------------------------------------------------------------------------------------------
         (in thousands of constant Mexican Pesos as of December 31, 2003 and U.S. Dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT

MEXICAN GAAP:
Net sales                                    16,434,115   17,874,336  17,844,708  18,931,444  19,531,240  U.S.$ 1,737,655
Gross profit                                  1,572,215    1,858,215   1,910,834   1,997,265   1,941,685          172,748
Operating expenses                            1,545,594    1,209,101   1,213,298   1,267,322   1,203,750          107,095
Operating income                                 26,621      649,114     697,536     729,943     737,935           65,653
Comprehensive cost of financing, net            340,461       88,978     155,759      16,143      46,296            4,119
Other (income) (2)                              (24,117)     (18,950)    (33,249)     (6,164)    (34,315)          (3,053)
Income (loss) before taxes and employee
profit sharing                                 (289,723)     579,086     575,026     719,964     725,954           64,587
Net income (loss)                              (309,055)     456,837     445,710     565,559     575,947           51,241
Net income (loss) per Ordinary Share (3)        (1.1605)      1.7212      1.6792      2.1308      2.1700           0.1931
Weighted average Ordinary
Shares outstanding (in thousands) (3)           266,321      265,419     265,419     265,419     265,419                -
(3)

U.S. GAAP (4):

Net sales                                    16,434,115   17,874,336  17,844,708  18,931,444  19,531,240   U.S.$1,737,655
Gross profit                                  1,572,215    1,858,215   1,910,834   1,997,265   1,941,685          172,748
Operating income                                175,596      818,202     724,726     702,552     796,552           70,868
Income (loss) before taxes and employee
profit sharing                                 (140,058)     748,169     602,216     692,571     784,571           69,802
Net income (4)                                 (175,219)     625,925     472,900     538,168     634,564           56,456
Net income (loss) per Ordinary share (3)        (0.6580)      2.3583      1,7817      2.0276      2,3908           0.2127

---------------------------------------------------------------------------------------------------------------------------
YEAR  ENDED DECEMBER 31,                        1999        2000        2001        2002        2003         2003(1)
---------------------------------------------------------------------------------------------------------------------------
         (in thousands of constant Mexican Pesos as of December 31, 2003 and U.S. Dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT

Weighted average Ordinary Shares
outstanding (in thousands)(3)                   266,321      265,419     265,419     265,419     265,419                -

BALANCE SHEET DATA
MEXICAN GAAP:

Property and equipment, net                   1,199,743    1,123,772   1,044,336   1,013,334     983,887     U.S.$ 87,534
Total assets, net                             5,791,444    6,893,760   7,377,126   7,803,482   8,270,842          735,839
Short-term debt                                  48,758       83,186     334,108     369,121     390,000           34,697
Long-term debt (5)                              922,060      697,836     416,535      44,706           0                0
Capital stock                                   957,585      957,585     957,585     957,585     957,585           85,194
Total stockholders' equity (4)                2,357,381    2,654,360   2,883,780   3,099,512   3,340,949          297,237

U.S. GAAP (4):

Property and equipment, net                   1,199,743    1,123,772   1,044,336   1,013,334     983,887     U.S.$ 87,534
Total assets, net                             7,365,724    6,893,760   7,377,126   7,803,482   8,270,842          735,839
Short-term debt                                  48,758       83,186     334,108     369,121     390,000           34,697
Long-term debt                                2,476,052      697,836     416,535      44,706           0                0
Capital stock                                   957,585      957,585     957,585     957,585     957,585           85,194
Total stockholders' equity (4)                1,825,153    2,653,568   2,910,179   3,063,841   3,363,895          299,278

----------------------------------
(1) Peso amounts have been translated into U.S. Dollars, solely for the convenience of the reader, at the rate of Ps.11.24 per U.S. $1.00, which was the Peso/U.S. Dollar exchange rate as of December 31, 2003, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2) Other income consists of fees on returned checks, miscellaneous articles, non-taxable items adjustments and services.

(3) Based on the weighted average number of Ordinary Shares outstanding during each year.

(4) For a discussion of the principal differences between U.S. GAAP and Mexican GAAP concerning net income and total stockholders' equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders' equity, see Notes 15 and 16 to our audited consolidated financial statements.

(5) Our long-term debt under Mexican GAAP as of December 31, 2000 differs from our long-term debt under U.S. GAAP as of that date as a result of a difference in the accounting treatment of our financial restructuring, which we completed in January 2000. Under Mexican GAAP, our consolidated balance sheet as of December 31, 1999 gives effect to our financial restructuring. Under U.S. GAAP, our financial restructuring would have been classified as a subsequent event in the notes to our audited consolidated financial statements for the year ended December 31, 1999 and reflected in our audited consolidated balance sheet as of December 31, 2000. For 2002 our long-term debt reflects the term loan facility with Scotiabank Inverlat. See Note 8 to our audited consolidated financial statements.

     (B) DIVIDENDS

     Under Mexico's Ley General de Sociedades Mercantiles, or General Corporations Law, five percent of our net income in a given year must be allocated annually to a legal reserve. This legal reserve shall be increased annually until it reaches 20% of our capital stock . After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors. We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made. As of December 31, 2003, we had a legal reserve of approximately Ps.54.82 million, which represented approximately 5.72% of our capital stock as of that date. See Note 11 to our audited consolidated financial statements. Five percent of our net income for the year ended December 31, 2002 was applied to the legal reserve, and thus our annual shareholders' meeting, held on April 22, 2003, approved the payment of a dividend in the amount of Ps.100.0 million, equivalent to Ps.0.38 per Ordinary Share. Five percent of our net income for the year ended December 31, 2003 was applied to the legal reserve, and then our annual shareholders' meeting, held on April 27, 2004, approved the payment of a dividend in the amount of Ps.110.0 million, equivalent to Ps.0.41 per Ordinary Share.

     In 2000, 2001 and 2002 we did not declare any dividends, cash or otherwise. Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Our Securities-Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends." A determination to declare and pay dividends may depend on the following factors, among others:

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

     To the extent that we declare and pay dividends on our Ordinary Shares, these dividends are payable to the holders of our American Depositary Shares, or ADSs. Owners of our ADSs are entitled to receive any dividends payable on the Ordinary Shares underlying their ADSs. We pay all cash dividends in Pesos, to the depositary of our ADSs, The Bank of New York. Except as otherwise provided in the Amended and Restated Deposit Agreement pursuant to which our ADSs are issued, cash dividends received by the depositary are converted by the depositary from Pesos into U.S. Dollars and, after the deduction or upon payment of the depositary's expenses, are paid to the holders of ADSs in U.S. Dollars. No withholding tax applies to dividends paid to individuals and non-residents of Mexico, on our ADSs. See "Item 10. Additional Information-Taxation-Mexican Taxes-Dividends."

     (C) EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar. The noon buying rate for Pesos on June 15, 2004, was Ps.11.41 per U.S. Dollar.


                                         EXCHANGE RATE(1)
                             -------------------------------------------
YEAR ENDED DECEMBER 31,         HIGH      LOW   AVERAGE(2)   PERIOD END
-----------------------      ---------- ------  ----------  ------------
   1999....................     10.60     9.24      9.55        9.48
   2000....................     10.09     9.18      9.46        9.62
   2001....................      9.97     8.95      9.34        9.17
   2002....................     10.43     9.00      9.66       10.43
   2003....................     11.41    10.11     10.79       11.24

MONTH ENDED
-----------------------
   December 31, 2003.......     11.41    11.17     11.25       11.24
   January 30, 2004........     11.10    10.81     10.92       11.01
   February 28, 2004.......     11.25    10.91     11.03       11.06
   March 31, 2004..........     11.23    10.92     11.02       11.18
   April 30, 2004..........     11.43    11.16     11.27       11.40
   May 31, 2004............     11.64    11.38     11.52       11.41


----------------------------

(1) The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2) Annual average rates reflect the average of month end rates. Monthly average rates reflect the average of daily rates.

     (D) RISK FACTORS

     For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

     The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industries in which we operate, the countries where we have a presence, risks that we currently deem immaterial or other unforeseeable risks, may also impair our business.

     The information in this annual report includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, those described in this section and under the sections entitled "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report. Please see "Forward-Looking Statements."

RISK FACTORS RELATING TO THE COMPANY

     WE PARTICIPATE IN A COMPETITIVE MARKET AND INCREASED COMPETITION MAY ADVERSELY AFFECT OUR BUSINESS. We face competition in the distribution of pharmaceuticals, health, beauty aids and consumer goods, publications, general merchandise, office and other products. In our Pharmaceutical Products business division, we face competition primarily from Mexico's only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors. In our Health, Beauty Aids and Consumer Goods, Publications and General Merchandise and Other Products and Office Products business divisions, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our operating margins and profitability could be adversely affected.

     THERE ARE DIFFERENCES IN CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS FOR MEXICAN COMPANIES AND THIS MAY CAUSE OUR FINANCIAL STATEMENTS TO DIFFER IN CERTAIN RESPECTS FROM U.S. ISSUERS. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures adopted in other countries in a number of respects. For example, most Mexican companies, including us, must incorporate the effects of inflation directly in accounting records and in their published financial statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Notes 15 and 16 to our audited annual financial statements describe the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provides a reconciliation to U.S. GAAP of net income and total stockholders' equity.

     WE ARE CONTROLLED BY ONE CONTROLLING SHAREHOLDER. Eighty-five percent of our outstanding Ordinary Shares are directly owned by one shareholder, our controlling shareholder. See "Item 7. Major Shareholders and Related Party Transactions-Principal Shareholders." Our controlling shareholder controls our business and has the power to elect the majority of our Board of Directors, as well as to determine the outcome of all actions that require shareholder approval, including the determination to declare and pay dividends, in cash or otherwise.

RISK FACTORS RELATED TO OUR SECURITIES

     OUR CONTROLLING SHAREHOLDER HAS THE ABILITY TO RESTRICT THE PAYMENT AND AMOUNT OF DIVIDENDS. By law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See "Item 3. Key Information-Dividends."

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

     THE PROTECTIONS AFFORDED TO MINORITY SHAREHOLDERS IN MEXICO ARE DIFFERENT FROM THOSE IN THE UNITED STATES. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not appropriately developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. As of June 1, 2001, the Ley del Mercado de Valores, or the Mexican Securities Market Law, was amended in order to heighten the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. We made amendments to our bylaws in April 2002 to reflect these changes to the Mexican Securities Market Law. See "Item 10. Additional Information-Amendments to the Mexican Securities Market Law."

     YOU MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US. We are a corporation with variable capital (sociedad anonima de capital variable) organized under the laws of Mexico. A majority of our assets and operations are located, and a majority of our revenues are derived from sources, outside the United States. All of our directors and officers reside outside of the United States and all or a significant portion of the assets of these persons and of our assets are located outside of the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or upon us, or to enforce against them or against, judgments obtained in U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise. As of this date, there is no effective treaty between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that U.S. courts would grant reciprocal treatment to non-U.S. judgments. Additionally, we have been advised by our Mexican counsel that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

RISK FACTORS RELATING TO ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO

     ECONOMIC AND POLITICAL DEVELOPMENTS IN MEXICO MAY ADVERSELY AFFECT OUR BUSINESS. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the Peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico's GDP, which grew at a real annual rate of 4.4% during 1994, declined by 6.2% in real terms during 1995.

     In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico's economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico's economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Mexican government treasury securities, which we refer to as "CETES," averaged 24.7% and the Peso lost approximately 22.7% of its value relative to the U.S. Dollar.

     During 1999 conditions improved with inflation in Mexico at 12.3%, interest rates on 28-day CETES averaging 21.4% and the Peso appreciating approximately 4.2% in value relative to the U.S. Dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000 the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.3% and the Peso lost approximately 1.5% of its value relative to the U.S. Dollar. The Mexican government estimated that Mexico's real GDP grew by 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000.

     Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico's GDP shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the Peso appreciated approximately 5.0% in value relative to the U.S. Dollar. During 2002 and 2003, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.7% and 1.3% respectively, the annual inflation rate was 5.7% and 4.0% respectively, interest rates on 28-day CETES averaged 7.1% and 6.2% respectively, and the Peso lost approximately 13.7% and 7.8%, respectively, of its value relative to the U.S. Dollar.

     Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and the U.S. economies may not continue to grow at similar rates as they have done in the past, and the economic slowdown described above may continue and have a negative impact on our business and results of operations.

     We are a Mexican company and all of our business operations take place in Mexico. As a result, our business may be affected by the general condition of the Mexican economy. For each of the years ended on December 31, 2001, 2002 and 2003, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the Peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population and the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

     The current global economic slowdown, including the slowdown in the United States and Mexican economies, and other future economic developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

     DEVALUATION OF THE PESO AGAINST THE U.S. DOLLAR COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. We are affected by fluctuations in the value of the Peso against the U.S. Dollar. In 2001, and according to Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso appreciated by approximately 4.7% against the U.S. Dollar. However, in 2002 the Peso reflected pressures from an international environment with volatility and geopolitical concerns, posting a depreciation or devaluation against the U.S. Dollar of approximately 13.7%. In 2003 the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely impacted the Peso, resulting in a devaluation against the U.S. Dollar of approximately 7.8%. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers and in a reduction of our sales.

     Severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices on our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos into U.S. Dollars.

     HIGH LEVELS OF INFLATION AND HIGH INTEREST RATES IN MEXICO COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the NCPI, was 4.4% for 2001, 5.7% for 2002, 4.0% for 2003 and 1.6% for the first quarter of 2004. High inflation rates can adversely affect our business and our results of operations in the following ways:

     o inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute; and

     o to the extent inflation exceeds price increases, our prices and revenues will be adversely affected in "real" terms.

Mexico also has, and could continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged approximately 11.3%, 7.1%, 6.2% and 5.6% for 2001, 2002, 2003 and the first quarter of 2004. Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

     THE POLITICAL SITUATION IN MEXICO COULD NEGATIVELY AFFECT OUR OPERATING RESULTS. Mexico has experienced political changes in recent years. This instability affects Mexico's business and investment climate as well as the performance of Mexican securities, including our securities. As a Mexican company with substantially all of our assets and operations in Mexico, the political environment in Mexico has a significant impact on our financial condition and results of operations.

     In July 2000, presidential and congressional elections took place, and Vicente Fox Quesada, a member of the National Action Party (Partido Accion Nacional) was elected President. His victory ended more than 70 years of presidential rule by the Partido Revolucionano Institucional. President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has faced many economic and political challenges derived mainly from the large opposition in Congress as well as by the constant political struggles among the main political parties who have failed to approve important reforms. In July 2003, congressional elections took place in Mexico and President Fox continued to face large opposition in Congress. This legislative gridlock has slowed the progress of key legal reforms that the Fox administration is promoting, which could have an adverse effect on us, including our business, financial condition and results of operations. In addition, it is possible that political uncertainty in Mexico may adversely affect financial markets or the performance of Mexican Securities, including our securities.

     IF FOREIGN CURRENCY EXCHANGE CONTROLS AND RESTRICTIONS ARE IMPOSED, INVESTORS WOULD BE EXPOSED TO FOREIGN CURRENCY EXCHANGE RISK. In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other issues that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could (i) affect the ability of the depositary of our ADSs to convert dividends, which are payable in Pesos, into U.S. Dollars for purposes of making distributions to the holders of our ADSs, (ii) prevent or restrict access to U.S. Dollars, (iii) should we incur in the future in any U.S. Dollar-denominated debt, our ability to service such debt and (iv) have an adverse effect on our business and financial condition.

     DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES MAY ADVERSELY AFFECT OUR BUSINESS OR THE MARKET PRICE OF OUR SECURITIES. The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors reactions to development in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere, especially in other emerging markets countries.

RISK FACTORS RELATING TO REGULATIONS IN MEXICO TO WHICH OUR BUSINESS IS SUBJECT

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

     OUR ABILITY TO INCREASE THE PRICES OF SOME PRODUCTS IS REGULATED BY THE MEXICAN GOVERNMENT. Our historical operating performance has been significantly affected by the Mexican government's control on prices in the pharmaceutical sector. Prices of pharmaceuticals continue to be subject to approval by the Mexican government. As a result, our suppliers, and in turn we, may not be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical related revenues. Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have increased in the Mexican pharmaceutical market as a result of this deregulation. However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or if so, that our ability to increase prices will continue to, or result in, the improvement of our operating performance.

     ANY VALUE-ADDED TAX IMPOSED ON PRESCRIPTION DRUGS MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. Unlike the HBA/other products, entertainment products, general merchandise and other products and office products we distribute, the prescription drugs we distribute are not currently subject to a 15% value-added tax. In April 2001, a proposal was filed to the Mexican Congress, requesting a substantial amendment to Mexican tax laws. One of the reforms contemplated by this proposal was an increase in the value added tax for prescription drugs from 0% to 15%. Although such bill was not passed by the Mexican Congress, a new proposal similar to the one filed in April 2001, may be filed in the future. If prescription drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs would likely increase by the percentage amount of the value-added tax rate. While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would adversely impact consumer demand for these products and result in a decrease in related revenues. To the extent any of these price increases adversely impact revenues related to prescription drugs, our business, financial condition and results of operations could be adversely affected. We cannot assure you that the proposal containing this request or other similar proposal, will not be filed again before the Mexican Congress involving a substantial amendment to Mexican tax laws and, if enacted into law, will not adversely affect our business, financial condition or results of operations.

ITEM 4.  INFORMATION ON THE COMPANY

     HISTORY AND DEVELOPMENT OF THE COMPANY

     Grupo Casa Saba, S.A. de C.V. is a sociedad anonima de capital variable, or stock corporation with variable capital, which was organized under the laws of the United Mexican States on November 16, 1982. Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence shall continue until 2099. Our principal executive offices are located at Paseo de la Reforma, No. 215, Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico. Our telephone number at that address is 52 555 284-6600. Our authorized representative in the United States is Puglisi & Associates and is located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19714, (302) 738- 6680.

     Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico's largest nationwide distribution networks of its type. We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications, office and other products. The majority of these products are distributed by us on a non-exclusive basis. With over 110 years of experience, we serve the majority of Mexico's pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

     On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,456 of our Ordinary Shares on the Mexican Stock

Exchange through a tender offer. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

     Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. For a description of our financial restructuring and subsequent refinancing of our restructured indebtedness, see "Item 5. Operating and Financial Review and Prospects -Indebtedness." For a description of our controlling shareholder and his current ownership stake in our company, see "Item 7. Major Shareholders and Related Party Transactions -Principal Shareholders".

     We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banamex, and further refinanced this indebtedness in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institucion de Banca Multiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat. On August 18, 2003, with resources from our operations, we paid the long term loan facility with Scotiabank Inverlat established in June 2001. See "Item 5. Operating and Financial Review and Prospects-Indebtedness" and Note 8 to our audited consolidated financial statements.

     Our consolidated net sales for the year ended on December 31, 2003 totaled Ps 19,531.24 million. As of December 31, 2003, our total assets were Ps 8,270.84. We have 22 distribution centers in Mexico. In 2003, 99% of our consolidated net sales were made in Mexico.

     Our operations are currently organized into six operating business divisions: the Private Pharmaceutical Products business division which we refer to as "Private Pharma" (approximately 83.5% of our consolidated net sales in 2003), the Government Pharmaceutical business division, which we refer to as "Government Pharma" (approximately 2.7% of our consolidated net sales in 2003), the Health, Beauty Aids and Consumer Goods which we refer to as "HBA/Other Products" business division (approximately 9.6% of our consolidated net sales in 2003), the General Merchandise and Other Products business division (approximately 0.8% of our consolidated net sales in 2003), the Publications business division (approximately 3.3% of our consolidated net sales in 2003) and the Office Products business division (approximately 0.1% of our consolidated net sales in 2003).

     ORGANIZATIONAL STRUCTURE

     The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of December 31, 2003:

                                             JURISDICTION OF      PERCENTAGE
NAME OF SUBSIDIARY(1)                         INCORPORATION       OWNERSHIP(2)
-------------------------------------------  ----------------    -------------
Casa Saba, S.A. de C.V.(3)                        Mexico             99.9%
Drogueros, S.A. de C.V.(4)                        Mexico             99.9%
Grupo Mexatar, S.A. de C.V.(5)                    Mexico             99.9%
Centennial, S.A. de C.V.(6)                       Mexico             99.9%
Inmuebles Visosil, S.A. de C.V.(7)                Mexico             99.9%
Publicaciones CITEM, S.A. de C.V.(8)              Mexico             99.9%
Transportes Marproa, S.A. de C.V.(9)              Mexico             99.9%
Servicios Corporativos Saba, S.A. de C.V.(10)     Mexico             99.9%
Distribuidora Casa Saba, S.A. de C.V. (11)        Mexico             99.9%

------------------------
(1) With the exception of Casa Saba, S.A. de C.V., none of our operating subsidiaries is a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

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


     CAPITAL EXPENDITURES

     The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2001, 2002 and 2003. Our capital expenditure program is focused on new investments in vehicles for our distribution fleet, technology and computer equipment. For a discussion of how we funded our capital expenditures, investments and acquisitions in 2003, as well as a more detailed description of our capital expenditures, investments and acquisitions, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Overview".


                                          YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------
                                  2001             2002             2003
                            -------------   ---------------  ------------------
                            (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2003)

Distribution fleet..........    Ps  7.3          Ps 31.2          Ps 33.8
Technology and computer
  equipment.................        3.2              2.7             19.7
Acquisitions................       11.7              0.0              0.0
Other general capital
  expenditures..............        1.0              0.0              0.7
                                -------          -------          -------
  TOTAL CAPITAL EXPENDITURES    Ps 23.2          Ps 33.9          Ps 54.2
                                =======          =======          =======

     During 2004, our main capital expenditures are expected to be related to our distribution fleet, technology and computer equipment, logistics and reengineering of routes and processes. As in the previous years, we expect to fund the capital expenditures listed above with a combination of internally generated funds and bank loans.

     BUSINESS OVERVIEW

     Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico's largest distribution networks of its type. We distribute pharmaceutical products, health, beauty aids and consumer goods, publications, general merchandise, office and other products. We distribute the majority of these products on a non-exclusive basis. With over 110 years of experience, we supply the majority of Mexico's pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

     We currently distribute over 16,000 different products, including approximately:

     o    4,800 pharmaceutical products;

     o    4,200 health and beauty products;

     o 1,000 general merchandise and other products such as food and electronics; and

     o    6,200 publications.

     We distribute these products throughout Mexico, using our nationwide distribution network, to clients in the following segments:

     o    more than 17,000 privately owned pharmacies;

     o approximately 3,000 privately owned pharmacy chains and over 628 government pharmacies;

     o    approximately 1,900 regional and national supermarkets;

     o approximately 700 magazine stores, 150 newsstands, 160 nationwide agents and 150 schools;

     o    over 70 department stores; and

     o    approximately 200 major wholesalers and 1,200 convenience stores.

     Our core business is the wholesale distribution of pharmaceutical products. We seek to distribute pharmaceutical products on a "full-line/full-service" basis, pursuant to which we distribute a wide array of pharmaceutical and other products of the kind listed above, as well as provide our clients with a range of value-added services, including multiple daily deliveries and emergency product replacement services. In our General Merchandise and Other Products business division as well as for the products we distribute on an exclusive basis, we also provide our clients with specialized value-added services on a product-by-product basis, which include merchandising, marketing support and other customer counseling services.

     We purchase the products we distribute from a wide variety of suppliers, the majority of which are located in Mexico. We place purchase orders on an ongoing basis, negotiating quantity and price periodically rather than committing to contractual terms.

     Our principal strengths are our nationwide distribution network, through which we are able to deliver products within 12 to 24 hours from the time of order, our state-of-the-art technology, our commitment to customer service and our well-trained and experienced personnel. In addition, as a result of our continued use of new technologies since the early 1990s, we have increased our operating efficiency and distribution capacity.

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

     As of December 31, 2003, we distributed products to our clients nationwide using a distribution network consisting of 22 distribution centers, representing approximately 100,000 square meters of warehouse space. From these 22 distribution centers, using a fleet of over 900 vans, trucks and cars, we filled more than 6 million orders in 2003, averaging more than 500,000 orders per month. For a list of our distribution centers and their locations, see "-Property, Plant and Equipment" below in this item.

     The following table shows our sales by business division, as a percentage of net sales for the last three years:

                                                  YEAR ENDED DECEMBER 31,
                                                -------------------------
                                                 2001     2002     2003
                                                ------  -------   -------
Private Pharmaceuticals(1)....................   80.8%    81.4%    83.5%
Government Pharmaceuticals....................    3.5%     4.0%     2.7%
HBA/Other Products............................    9.9%     9.7%     9.6%
Publications..................................    4.5%     3.9%     3.3%
General Merchandise and Other Products........    0.9%     0.8%     0.8%
Office Products...............................    0.4%     0.2%     0.1%
                                                ------  -------   -------
   Total......................................  100.0%   100.0%   100.0%
                                                ======  =======   =======
----------------------
(1) For a brief description of the types of products included within the term "pharmaceutical products" for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see "-Pharmaceutical Industry" below in this item.

BUSINESS STRATEGY

     Since the acquisition of our company in February 2000, which is described above in this item under the caption "Item 4. Information on the Company - History and Development of the Company," we have been operating under the direction of new management. Under the direction of our new management, we are focusing on enhancing the value of Grupo Casa Saba by:

     (i) Concentrating on our core business and increasing our market share;

     (ii) improving our financial results and the efficiency of our operations;

     (iii) reducing our costs and expenses;

     (iv) complementing our existing businesses through our Internet solutions;

     (v) maintaining a state of the art technology in all of our subsidiaries as well as a renovated transportation fleet; and

     (vi) capitalizing on our favorable capital structure.

     As a result of these measures, as of December 31, 2003, we had:

     o changed our client bases, having in Private Pharma a higher participation of special clients than in prior years;

     o    maintained our market share;

     o included new products in our publications catalog and in our general merchandise and other products catalog;

     o increased the operational efficiency of our distribution centers and back-office support systems;

     o implemented new processes for purchasing and warehousing in order to improve the established controls;

     o    continued to renew our transportation fleet;

     o continued to enhance a state of the art distribution network for the warehousing and delivery of our various products and communicating with our clients and suppliers through Mexico;

     o continued to develop technologies to improve the efficiency of our operations and better serve our clients;

     o reduced our expenses as a percentage of sales in almost all of our divisions;

     o finished an operational and administrative restructuring of our Publications business division "Citem" to achieve higher profitability levels; and

     o appointed a new management in our General Merchandise and Other Products business division which will follow an innovative grow strategy.

     During 2003 our operations were based on strict cost and expense controls that sought a more efficient and profitable distribution network. For 2004 we expect to continue operating under a similar scheme pursuing an increase in our client base, net sales and profitability levels.

CONCENTRATE ON OUR CORE BUSINESS AND INCREASE OUR MARKET SHARE IN OUR EXISTING MARKETS

     As a result of the measures summarized below and according to Interdata and our estimates, we have been able to maintain an approximate 28% share of the Mexican private pharmaceutical market in 2001, 2002 and 2003. In 2004, we expect to continue focusing our efforts to increase market share in our core business, which is the distribution of pharmaceutical products, by continuing to implement the following measures, most of which were introduced in 2000:

     o focus on our different client needs through the implementation of logistic processes that will allow us to visit clients more frequently and with a higher service quality;

     o implement innovative and proactive commercial strategies to fulfill the requirements of the private pharmaceutical market;

     o strengthen our relationships with our existing suppliers and clients through the direct involvement of our top management to identify and respond quickly to the changing needs and long-term goals of our suppliers and clients;

     o improve the quality and commitment of our private pharmaceutical sales force;

     o    target new clients;

     o    maintain a state-of-the-art transportation fleet;

     o    upgrade our management and internal control systems; and

     o introduce and implement strength quality control procedures in our distribution centers to improve productivity and reduce billing and order errors.

     We did not make any significant investments in our non-core businesses - Publications, General Merchandise and Other Products and Office Products business divisions - in 2001, 2002 and 2003, and we do not plan to do so in 2004. We will continue to evaluate the profitability of our non-core businesses throughout 2004, and should any of our non-core businesses represent a potential growth opportunity for us, we will consider taking steps to improve the market share of, and/or making an investment in, those businesses at that time. We cannot assure you that any of our non-core businesses will be profitable, or if so, that we will invest in these businesses.

IMPROVE OUR FINANCIAL RESULTS AND THE EFFICIENCY OF OUR OPERATIONS

     Our management intends to improve our financial results and the efficiency of our operations in 2004 by maintaining strict cost and operating controls, such as:

     o the establishment of annual sales, expense levels, discount levels and operating efficiency goals to be achieved by each division;

     o the continued implementation of tight controls and innovative procedures in all of our divisions including processes for managing inventories, purchasing, accounting, payments and suppliers;

     o the establishment of innovative commercial strategies that fulfill the requirements of the private pharmaceutical market and the other markets in which we operate;

     o    regular revisions and updates of all our distribution routes;

     o    an aggressive collection policy for delinquent accounts receivable;

     o    the implementation of new and more efficient management reports; and

     o    the reduction of our levels of outstanding indebtedness;

     o the implementation of cost-reduction measures, as described under the caption "-Reduce Our Costs and Expenses" below;

     o the disposition of or discontinuing certain non-core businesses or other arrangements that are not sufficiently profitable;

     o the termination of distribution agreements related to products that are not sufficiently profitable and an active search for new distribution agreements that will permit us to distribute products at sufficient margin levels, particularly with respect to our health-and- beauty aids, entertainment and general merchandise and other products;

     o    an efficient management of our working capital; and

     o the use of various management control systems, personnel training, organizational logistics and new technologies, which we believe would increase our operating efficiency and distribution capabilities.

REDUCE OUR COSTS AND EXPENSES

     We continued to implement our operating cost and expenses reduction program throughout 2003, and, as a result, our operating expenses registered a reduction of 5.02% or Ps $63.6 million, allowing our expense ratio to decrease from 6.69% in 2002 to 6.16% in 2003. Our newer transportation fleet has allowed us to reduce maintenance expenses and in our warehouses we have obtained savings in different areas such as packaging, stocking and delivering.

     In 2004, our management intends to continue to implement our cost and expenses reduction program and to improve the efficiency of our distribution centers, our logistics process and our operations as a whole, as well as to further reduce administrative costs and expenses.

CONTINUE TO USE THE INTERNET TO COMPLEMENT OUR EXISTING BUSINESS

     We continued to use an online distribution and information website, www.farmaservicios.com , which we currently make available to our clients free of charge. Clients that log on to www.farmaservicios.com are able to communicate directly with us, as well as to place and track their orders and shipments, on line. In addition, these clients have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. We believe that www.farmaservicios.com is a value-added service that provides our clients with a quicker and more convenient way to link their demand to our inventory and place and track their orders unlike other traditional distribution channels. In addition, we also offer our suppliers access to our daily transactions database through the Internet at HYPERDATY, where they can track performance of their products. See "- Information Technology Systems" below in this item. We will continue with our efforts to develop internet-based solutions for our clients and suppliers, as we believe it allows us to provide a value-added service that complements our existing business.

CAPITALIZE ON OUR FAVORABLE CAPITAL STRUCTURE

     As a result of the completion of our financial restructuring in January 2000 and the subsequent refinancing of our indebtedness in June 2001, we have significantly improved our debt profile. As of December 31, 2003, we had outstanding indebtedness in the aggregate principal amount of approximately Ps.$390.0 million (the equivalent of approximately U.S.$34.7 million) which compared to 2002 reflects an annual reduction of 5.8%. See "Item 5. Operating and Financial Review and Prospects-Indebtedness" and Note 8 to our audited consolidated financial statements.

     We believe that a stronger financial position has improved our ability to be commercially aggressive and focus our efforts on ways to increase our net sales and further develop our core pharmaceutical business. It has also allowed us to reduce our interest expense, to prepay our outstanding long-term debt, and to pay dividends. We intend to preserve our improved financial position and capitalize on the flexibility to implement measures to increase our net sales and to support our growth strategy, as well as to allow us to react quickly to market opportunities.

OPERATIONS

     Our operations are currently organized into six operating business divisions: the Private Pharma business division, the Government Pharma business division, the HBA/Other Products business division, the Publications business division, the General Merchandise and Other Products business division and the Office Products business division.

     Please see "Item 5. Operating and Financial Review and Prospects-Results of Operations" and Note 13 of our financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business division for each of the last three full fiscal years.

PRIVATE AND GOVERNMENT PHARMA BUSINESS DIVISIONS

PHARMACEUTICAL INDUSTRY OVERVIEW

     In Mexico, pharmaceuticals are available to the public through both private and government distribution channels. The Mexican government plays a significant role in the market for pharmaceuticals. In Mexico, pharmaceutical products consist of prescription pharmaceutical products that may be sold only in licensed pharmacies, "over-the-counter" pharmaceuticals that may be sold without a prescription in licensed pharmacies and other outlets. For purposes of this annual report, prescription pharmaceutical products include "over-the-counter" pharmaceuticals.

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

     Based on information from Interdata and our numbers, we estimate that approximately 90% of private sector pharmaceutical sales are placed through wholesalers, which in turn sell primarily to retail pharmacies. The remaining 10% of private sector pharmaceutical sales are placed directly by manufacturers to a few large pharmaceutical retail chains that purchase sufficiently large volumes to have direct access to the laboratories. Most manufacturers have adopted a "wholesaler only" policy because it is the most cost-efficient method of distributing their products. Nearly all of the individual pharmaceutical purchases take place at retail pharmacies and are either paid for by the individuals or through private health insurance. The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Mexican pharmaceutical market.

                                       YEAR ENDED DECEMBER 31,(1)
                                  -------------------------------------
                                     2001           2002            2003
                                  ------------   ------------   ------------
Sales in millions(2)               US$6,728.2     US$6,768.3     US$7,061.7
Sales in millions of units(3)           965.8          988.0        1,005.0
Average unit price                     US$6.97        US$6.85        US$7.03
                                  ------------------------------------------
Growth in average unit price             20.4%          -1.7%           2.6%
                                  ------------------------------------------
-----------------------

(1) Statistics based on information made publicly available by Interdata for private sector data.

(2)  Revenues based on prices charged by wholesalers to retailers.

(3) In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

INDUSTRY PRICES

     As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States. We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of future revenue growth for us. Prior to 1990, the Mexican government determined pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from pharmaceutical distribution. As of 1990, the Mexican government, acting through the Secretaria de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaria de Economia, or Ministry of Economy, and the Camara
Nacional de la Industria Farmaceutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell. In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed with Canifarma to continue submitting price increase proposals for approval by the Ministry of Economy. Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase. The most important factors considered by the Ministry of Economy are the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities. If the Ministry of Economy does not respond within 30 days, the increase is automatically granted. Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole. In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price. Since 1990, prices have increased above the rate of inflation, and in 2001 according to Interdata, the average price per unit in U.S. Dollars, or in "dollar terms," increased by approximately 20.4%. However, in 2002 the price per unit decreased by approximately 1.7% "in dollar terms" with respect to 2001, reflecting in part the devaluation of approximately 13.7% that the Peso suffered in 2002. In 2003 the average price per unit increased approximately 2.6% "in dollar terms" with respect to 2002, being affected by the devaluation of 7.8% registered by the Peso and the low GDP growth rate of 1.3% posted by the Mexican economy. The devaluation of the Peso may affect our ability to increase the prices of some of our products. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Political and Economic Developments in Mexico."

     Retailers that purchase from us range in size from small rural pharmacies to national pharmacy chains and supermarkets, to government institutions, including:

     o ISSSTE - The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

     o PEMEX - The hospitals and pharmacies of Petroleos Mexicanos, the Mexican national oil company. Our sales to PEMEX in 1999 and 2000 accounted for 4.6% and 4.8% of our total net sales. In 1999 and 2000 we had 100% of the PEMEX contracts. Due to new conditions on our PEMEX contract, sales to PEMEX during 2001 accounted for 3.5% of our total net sales. In January 2001, we were awarded with approximately 60% of the total PEMEX contracts to serve different hospitals in four specific regions of Mexico. During 2002 sales to PEMEX represented approximately 4.0% of our total sales and were

        19.40% higher that in 2001. In 2003 and mainly due to a lower participation in contracts with PEMEX, sales in our Government Pharma Division decreased 29.2% with respect to 2002. Our lower participation in contracts with PEMEX reflects changes in the terms and conditions of the contracts, including changes in the type of products and prices included compared to previous years. We cannot assume that we will be awarded contracts with PEMEX similar to those we have had in previous years; and

     o IMSS- The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies.

PRIVATE SECTOR PHARMACEUTICAL DISTRIBUTION (PRIVATE PHARMA)

     Our customers in the private sector consist primarily of over 17,000 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 4,900 stores) and the pharmacies associated with private hospitals. We were the first nationwide wholesale distributor of pharmaceuticals to enter the private sector market in Mexico, and since the 1960s we have been one of only two wholesalers providing national coverage. We believe that our coverage of customers is one of the highest in the industry and that we cater to a majority of retailers nationwide.

     According to Interdata and our estimates, in 2001, 2002 and 2003, Grupo Casa Saba and Nadro, Mexico's only other nationwide pharmaceutical distributor, together accounted for over 55% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico. Mexico has adopted individual dosage packaging, i.e., pharmaceuticals are distributed in pre-packaged dosages rather than in bulk. Retail customers demand a rapid and continuous supply of pharmaceutical products. As a result, inventory turnover is quite high. Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers. We have sought to overcome these market constraints by maintaining a superior distribution network. Through more than 110 years of experience, we have developed sophisticated transportation and inventory logistics, which enable us to distribute our products between 12 to 24 hours from the time of order nationwide. We believe that we are able to fill the highest rate of orders in the industry, and plan to maintain a state of the art distribution network to continue to improve our distribution capabilities.

PUBLIC SECTOR PHARMACEUTICAL DISTRIBUTION (GOVERNMENT PHARMA)

     Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to buy at prices that are substantially lower than those for private entities. Our sales to IMSS, ISSSTE and PEMEX are not in bulk and, therefore, are not at bulk prices. Instead, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers. We are able to sell our pharmaceutical products to all 255 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency. Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales. Sales to PEMEX are at prices substantially lower than those for the private sector. Sales to IMSS are made also at prices substantially lower than those for the private sector and in many cases depend on the negotiations made with the laboratories over each specific product.

VALUE-ADDED PHARMACEUTICAL SERVICES

     We believe that we distinguish ourselves from our competitors, in part, by the wide range of value-added services we provide our customers in addition to our products. For example, we provide pharmacies suggested retail price lists that are updated immediately upon notice of price changes from our suppliers. These price lists are the only notices used by pharmacies to adjust their prices. We also offer inventory, purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system. See "-Technology Information Systems-Pharmacy Personal Point-of-Sale Computers" below in this item. Also, we offer our customers an immediate product replacement service. If any item from a customer's order is out of stock, www.farmaservicios.pdv adds the client's name together with the specific out of stock item to the product replacement list. This ensures that the product will be delivered to the client as soon as it is received at one of our distribution centers, without requiring the client to reorder the product.

     We also offer our customers a series of specialized services, including training, conferences and trade fairs. Some services to customers are supported by a monthly pharmaceutical publication, "Farmservicios Editorial," formerly "Correo Farmaceutico," a monthly magazine and product catalog. We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge. Clients that log on to www.farmaservicios.com are able to communicate directly with us, and to place and track their orders and shipments, on line. In addition, these clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. www.farmaservicios.com also links to www.farmaservicios.pdv, and to our HYPERDATY system. See "-Information Technology Systems" below in this item.

HEALTH AND BEAUTY AIDS AND CONSUMER GOODS

     We distribute health and beauty aids (HBA) and various consumer products that are typically sold through supermarkets, convenience stores and pharmacies in Mexico. The products distributed in this division consist principally of basic toiletries, the majority of which are distributed on a non-exclusive basis. We also distribute some products on an exclusive basis, like:

     o    Mexsana talcum powders from Schering Plough (since 1999); and

     o    Coppertone suntan lotions (since 1999).

     In some cases, we enter into short-term exclusive distribution agreements on a preliminary, experimental basis, in order to test the real demand for specific products. If upon the termination of these agreements, we conclude that there is no significant demand for a specific product, we cease the distribution of such product. For this reason, in the normal course of business, products we distribute one year may not be distributed the next year. We are permanently seeking to enter into distribution agreements to distribute HBA and other consumer products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

     In the HBA/Other Products business division we can provide manufacturers with highly specialized integrated services. These services range from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and product information.

     We anticipate that the market in Mexico for health and beauty aids and other consumer products will continue to grow due to the young profile of the Mexican population. We believe that as the Mexican population continues to grow, and as consumers' disposable income increases, this division could account for increases in demand of our products.

PUBLICATIONS

     We distribute books and magazines, a large majority of which we distribute on an exclusive basis, through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is among the leading distributors of weekly magazines in Mexico. We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico's VIPS and Porton restaurant chains in Mexico City. In 2002 we co-published children's books with approximately 23 international publishers. However, due to a restructuring process, Citem did not enter into any new co-publishing agreement during 2003. There can be no assurance that we will enter into new co-publishing agreements in the future.

     We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through 160 nationwide agents and 700 book stores, as well as through four firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City. Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, formal indoor newsstands and magazine "bullpens," airports, libraries and hotel magazine stores.

     In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to VIPS and Porton, that keep the shelves of over 205 stores across Mexico, duly organized. Citem also distributes products to 25 export clients, consisting of magazine and book wholesalers, in North, Central and South America.

Revenues from sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 54%, 17%, 20% and 9% of our total export sales in 2001. In 2002 and 2003 we continued with our international operations in the United States, Central America, South America and the Caribbean representing 54%, 11%, 7%, and 28%, respectively, of our total export sales in 2002, while in 2003 these sales accounted for 68%, 5%, 17%, and 10% of our total export sales, respectively.

     In 2001, Citem secured the distribution of new publications, expanding its client base with the distribution of albums and stickers from leading licensors and publishers in the market. Despite the economic slowdown and supported by new contracts for distributing publications, Citem increased its total sales during 2001 in 1.7%.

     To improve its infrastructure and increase its operating profitability, in the last quarter of 2001 Citem moved its distribution center from Mexico City to the State of Mexico.

     In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability. This process involved changes in our catalog of products, client base, personnel and distribution units and methods, among other changes. As a result, several magazines and books were eliminated from our supplier base, generating a decrease in Citem's sales of 8.5% compared to sales in 2001. The restructuring process continued during 2003 and therefore sales in the year decreased 12.9%. However, in the last quarter of 2003 the restructuring processes started to show positive results, reflecting an increase in Citem's sales of 11.6%. This increase reflects Citem's new client and products bases in which the inclusion of new titles are improving sales and operating results.

GENERAL MERCHANDISE AND OTHER PRODUCTS

     We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico. Prior to 2002, we referred to these products as non-perishable food/consumer products. The general merchandise products we distribute consist primarily of packaged and canned foods, candies, chocolates and freezer products, among others. The other products we distribute consist of over-the-counter products, household cleansers, toiletries, Casio electronic products and Disney licensed products, among others. General merchandise and other products we distribute are mostly products sold on exclusive basis in specified areas pursuant to contractual arrangements, including:

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

     Following the sale of Papelera General, we continue to distribute office and electronic products from Casio, including keyboards, calculators, audio and television equipment and related accessories, through Mexatar. We acquired Mexatar in December 1998. Due to negotiations with Casio, as of this date we only acquire from Casio keyboards, audio and T.V. products as well as digital cameras, products that we distribute under normal operations. The distribution of other electronic products will continue only until our existing inventory of such products permits it. There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products, or if so, under terms favorable to us.

EXCLUSIVE DISTRIBUTION AGREEMENTS

     In the areas of HBA/Other Products, General Merchandise and Other Products and Publications, exclusive distribution agreements are typically limited to specific products, channels and geographic areas. Some of our exclusive distribution agreements can be terminated without cause, by means of proper notice, given by either party. We do not anticipate the imminent termination of any of these agreements, other than those that we decide to terminate if the products distributed are not sufficiently profitable. Before entering into exclusive distribution arrangements, we require that each prospective supplier agrees to advertise its services and offer a specific number of promotions and trade discounts to ensure that the supplier is seeking to take a leading position in the Mexican market. We provide manufacturers with highly specialized integrated services, ranging from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and the provision of information.

     In 2000, we terminated several of our exclusive distribution agreements, due to the fact that the margins on products distributed pursuant to these agreements were not sufficiently profitable. We are currently seeking to enter into exclusive distribution agreements that will allow us to distribute products, particularly in our HBA/Other Products, Publications and General Merchandise and Other Products business divisions at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

PURCHASING

     We order all of our products on an ongoing basis, negotiating quantity and price periodically, rather than committing to contractual terms. While the majority of our suppliers are Mexican companies, we do purchase some products from international manufacturers. We negotiate exchange risks by purchasing these products in Pesos or setting a limit on our exchange risk exposure.

     In previous years, each of our distribution centers placed its own orders on a weekly basis, directly to suppliers. These orders were placed through our computerized order system, Electronic Document Interchange, or EDI. Suppliers delivered orders directly to the distribution warehouse that placed the order, or to our transportation subsidiary, Marproa. Suppliers typically delivered bulk orders directly to the distribution warehouse that placed the order.

     In the second half of 2000, we centralized our purchasing to improve our financial results and increase the efficiency of our operations. As a result, all of our orders for all of our distribution centers are placed through our centralized system.

     Deliveries of non-Mexican products are performed through Mexican customs near the U.S. border, and are typically made directly from the supplier to a Mexican customs agent. Once the customs agent concludes the importing procedure, the products are sent to our distribution center by ground transportation.

     Marproa is a common carrier that also provides freight services to third parties at market rates. From Marproa, we make deliveries several times a week to each of our 22 distribution centers.

     Maintaining good relationships with our suppliers and publishers is important to our competitive success because of the tight inventory policies prevalent in the pharmaceutical industry in Mexico. We are committed to making rapid and timely deliveries to our customers.

     We have also installed EDI, which enables us to communicate electronically with our suppliers and customers. For example, we use EDI for order placement, order confirmation and price changes. We also offer our suppliers access to our daily transactions database through the Internet at HYPERDATY, where they can track performance of their products. See "-Information Technology Systems" below in this item.

PHARMACEUTICAL AND HBA/OTHER PRODUCTS

     We purchase pharmaceutical and HBA products from over 290 laboratories and manufacturers. Most of these suppliers are located in Mexico City and its surrounding areas. Purchases are made through purchase orders from time to time, on an as-needed basis. More than two-thirds of the suppliers that manufacture pharmaceuticals and HBA/other products in Mexico are owned primarily by large multinational companies. Purchases made from these suppliers represent more than 80% of our Private Pharma, Government Pharma and HBA/Other Products business divisions' purchases. Companies such as Aventis, Pfizer, Novartis, Glaxo, Roche and others are among our suppliers.

PUBLICATIONS

     Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market. Nearly all products purchased may be returned to the publisher, with the exception of a small number of book titles. In 2003, while going through an administrative and operations restructuring as described above, Citem distributed over 6,200 publications purchased from over 280 publishers. Purchases are made through our centralized administration. As a result of the restructuring process, new titles were incorporated to Citem's catalog of products.

GENERAL MERCHANDISE AND OTHER PRODUCTS

     We purchase our catalog of approximately 1,000 products from a wide range of suppliers including Casio Keyboards, Nutrasweet, Brunswick, etc. In some cases, we negotiate directly with our suppliers in other countries and import directly the products through a customs agent. Products imported are delivered to our warehouses from the customs agent after compiling with all the legal requirements which in some cases depend on the type of product.

OFFICE PRODUCTS

     We purchased office products and electronic products from Casio, pursuant to a distribution agreement, including keyboards, calculators, audio and television equipment and related accessories, through our subsidiary Mexatar. Due to negotiations with Casio, we are currently distributing under normal operations keyboards, digital cameras and audio and T.V. equipment, and the rest of the electronics products that we used to distribute, such as watches and related products, will continue only until we run out of our existing inventory of such products. There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or if so, under terms favorable to us.

COMPETITION

PHARMACEUTICAL PRODUCTS

     Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico's only other national pharmaceutical distributor. According to Interdata and our estimates, in 2001, 2002 and 2003, Grupo Casa Saba and Nadro together accounted for over 55% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico. Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor. Our other competitors include approximately ten regional distributors, some of which own chains of pharmacies. We believe that our distribution services are superior to those of regional distributors due to the speed with which we distribute our products, as well as the quality, catalog of products and value added services we provide.

     In the government pharmaceutical distribution business, distribution is largely undertaken by governmental agencies through direct purchases from manufacturers during yearly bidding programs based primarily on price. These bidding processes are open to the public, therefore we face the same competition for these contracts as we do in the private sector distribution business.

HBA/OTHER PRODUCTS

     Our competition in the HBA/other products distribution sector is similar to the competition we face in the distribution of pharmaceutical products. We compete primarily with manufacturers that deliver directly to supermarkets and with various regional distributors. In addition, Nadro and other regional wholesalers also distribute HBA/other products.

PUBLICATIONS

     In Mexico, where the majority of Citem's sales are made, our principal competitors in our publications product line include:

     o Intermex, a company owned by Televisa, which primarily distributes its own publications;

     o Codiplyrsa, which primarily distributes popular magazines nationwide;

     o    Novedades, which primarily distributes its own publications;

     o    DIMSA, which distributes primarily English-language publications;
          and

GENERAL MERCHANDISE AND OTHER PRODUCTS

     Our principal competitors in the general merchandise and other products distribution sector are manufacturers that deliver directly to supermarkets and some regional distributors. We compete directly with many middle wholesalers and product-specialized wholesalers that distribute to convenience stores, independent grocery stores and mom and pop stores.

     Grupo Corvi, S.A. de C.V., or Corvi, a Mexican company, is one of the largest wholesalers for independent grocery stores. Corvi's distribution to middle wholesalers and product-specialized wholesalers and supermarket stores does not represent direct competition for us, since we distribute mainly exclusive lines to these channels.

OFFICE PRODUCTS AND ELECTRONICS

     Following the sale of Papelera General in August 2000, we are no longer engaged in the distribution of office products through Papelera General. We continue to distribute office and electronic products from Casio, and face competition from regional and other wholesalers.

PAYMENTS AND COLLECTIONS

     Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product. Cash-on-delivery terms are mainly used on new clients or on those whose credit has been temporarily suspended. We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis. The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client's creditworthiness, as well as the length and nature of the client's relationship with us. The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy. For example, in connection with our efforts to increase sales to particular sectors of the market, in the past we extended credit to clients in these sectors on more favorable terms than those offered to our overall client base, and as a result, the maturity of accounts receivable due from clients in these sectors was slightly higher than the average maturity of accounts receivable due from our overall client base in some periods. We are constantly adapting our collection methods to market and general economic conditions. The average maturity of accounts receivable due from our overall client base was 57 days in 2001, 61 days in 2002 and 64 in 2003. Although we are currently seeking to reduce the average maturity of our accounts receivable and maintain an aggressive collection policy for delinquent accounts receivable in connection with our efforts to improve our financial results and the efficiency of our operations, we cannot assure you that we will not extend credit to clients in particular sectors on more favorable terms than those offered to our overall client base in the future. See "Item 4. Information of the Company-Business Overview-Business Strategy-Improve Our Financial Results and the Efficiency of Our Operations."

     The following chart sets forth the average maturity of accounts receivable due from various sectors of the market.

     ----------------------------------------------------------
     Credit terms                                     Days
     ----------------------------------------------------------
     Pharmacies                                        40
     Supermarkets and local wholesalers                50
     Government                                        55
     Publications to wholesalers                       47
     Publications to retailers (1)                     32

----------------------

     (1)  National retail chains are centralized.


INFORMATION TECHNOLOGY SYSTEMS

     We periodically acquire and use new technologies to increase our efficiency and distribution capabilities. All dealings with suppliers, lessors, banks and insurance companies, as well as our treasury, are centralized. We believe that our technology information systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

RETAIL ORDER COMPUTERS

     A substantial part of our sales representatives use portable hand-held computer terminals to take and process orders. These orders are transmitted via telephone lines to a central computer at each distribution center. The orders are then printed and separated by route and filled according to a departure schedule. We continually upgrade our systems to increase the effectiveness of our ordering system, installing individual workstations in more locations, tracking the orders of customers and suppliers in the systems network and ensuring the accurate fulfillment of those orders.

PHARMACY PERSONAL POINT-OF-SALE COMPUTERS

     We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers. www.farmaservicios.pdv has point- of-sale, inventory control and Internet capabilities to update and synchronize data using web technology. Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com. Pharmacies that use our system are linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and outstanding orders. Additionally, through this system, we can also assist customers with their own inventory control and business management. www.farmaservicios.pdv can operate on a stand-alone PC or in a network environment, depending on the customer's particular needs. The pharmacy owners purchase the PCs and related hardware and we provide the software package. We charge an annual license fee for this software. Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies. As of December 31, 2003, more than 2,500 www.farmaservicios.pdv systems were operating at customer locations.

AUTOMATIC PICKING TECHNOLOGY

     We were the first Mexican wholesaler to install automated pickers in our distribution centers. An automated picker is a computerized robot that matches an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery. Each automated picker processes approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers. The automated pickers operate at high speed with extremely high accuracy and include error correction features. As of December 31, 2003, 4 of our 22 distribution centers had automated pickers. The installation of additional automated pickers in our distribution centers currently without automation will depend upon whether we deem the cost to be justifiable.

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

NEW BACK-OFFICE AND ACCOUNTING SERVICES

     In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN. The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations. BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information. In 2003 we continued to update all of our back-office information systems and upgraded our BaaN version in order to improve our internal processes as well as our administrative reports.

DATA WAREHOUSING AND HYPERDATY

     We have an electronic data warehouse through which information relating to our clients' transactions can be extracted for internal purposes or for their suppliers upon request for a fee. We also have HYPERDATY (previously known as DATY), an Internet-based system that allows suppliers to analyze sales, prices and inventories of their products by extracting information directly from our electronic data warehouse. HYPERDATY provides, on a nationwide basis, two years of monthly information and 30 days of daily information on 340 regions within 48 hours of the occurrence of any transaction. Our management believes that these services allow suppliers to better manage their product needs and fosters long-lasting relationships with suppliers. In addition, we believe that HYPERDATY represents a competitive advantage and could be one of the reasons why we could be a preferred distributor among our suppliers. Currently, our clients and suppliers are able to access HYPERDATY through www.farmaservicios.com.

SOFTWARE

     We license www.farmaservicios.pdv to our clients for an annual fee. We also operate with software designed by third parties with which we have entered into license agreements.

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

PROPERTY, PLANT AND EQUIPMENT

     As of December 31, 2003, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 15 other properties, which are not currently in use. The majority of our fixed assets are wholly owned and are free of any major liens or encumbrances. We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

     As of December 31, 2003, our distribution centers represented approximately 100,000 square meters of warehouse space. From these 22 distribution centers, we filled more than 6 million orders in 2003, averaging approximately 500,000 orders per month. All of our distribution centers are strategically located near Mexico's major population centers.

     The following table shows our current distribution centers and their locations in alphabetical order, as of December 31, 2003:

   DISTRIBUTION CENTER'S NAMELOCATION (CITY, STATE)
----------------------------------------------------------
1.   Taxquena               Mexico City, Distrito Federal
2.   Chihuahua              Chihuahua, Chihuahua
3.   Coatzacoalcos          Coatzacoalcos, Veracruz
4.   Culiacan               Culiacan, Sinaloa
5.   Guadalajara            Guadalajara, Jalisco
6.   Hermosillo             Hermosillo, Sonora
7.   Juarez                 Ciudad Juarez, Chihuahua
8.   La Laguna              Gomez Palacio, Durango
9.   Leon                   Leon, Guanajuato
10.  Centennial             Tlalnepantla, Mexico
11.  Monterrey              Monterrey, Nuevo Leon
12.  Morelia                Morelia, Michoacan
13.  Peninsular             Merida, Yucatan
14.  Citem                  Tlalnepantla, Mexico
15.  Puebla                 Puebla, Puebla
16.  Reynosa                Reynosa, Tamaulipas
17.  Tampico                Tampico, Tamaulipas
18.  Tijuana                Tijuana, Baja California
19.  Tlahuac                Mexico City, Distrito Federal
20.  Tuxtla                 Tuxtla Gutierrez, Chiapas
21.  Vallejo                Mexico City, Distrito Federal
22.  Veracruz               Veracruz, Veracruz
----------------------------------------------------------

     In connection with our cost-reduction strategy and our efforts to consolidate our operations and improve our profitability, in the fourth quarter of 2001 we relocated our distribution center "Casa Saba Centro" located in Mexico City to Taxquena, also within Mexico City. We also relocated "Citem" from Taxquena to Tlalnepantla, in the State of Mexico. In 2002 and 2003 we did not make any changes to our distribution centers' location.

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

     Mexican GAAP requires that our audited consolidated financial statements recognize certain effects of inflation. In accordance with Mexican GAAP, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements on this annual report have been restated in constant Pesos as of December 31, 2003.

OVERVIEW

     In response to the evolution of the dynamic markets in which we operate, we made important changes in 2003, including the implementation of innovative operational strategies in our warehouses and in our sales divisions as well as in our administrative and corporate areas for the purpose of increasing operating profit levels and maintaining sustained sales growth.

     In our Private Pharma and HBA/Other Products business divisions, which, during 2003, generated 93.15% of our sales, we implemented programs and controls in order to raise our internal operating efficiency levels as well as the quality of the services that we offer our clients. Among other measures we adopted, we increased the operational efficiency of our distribution centers and back-office support systems, continued to renew our transportation fleet, enhanced our distribution network and communication channels with our clients, and developed technologies to improve efficiency. We believe these changes contributed to the 5.5% increase in annual sales in these business divisions in 2003.

     The remaining 6.85% of our sales were generated by our Government Pharma business division, our Publications business division, our General Merchandise and Other Products business division and our Office Products business division. In each of these areas we carried out important operational and client restructurings throughout the year. As part of these restructurings, in the Government Pharma business division we reduced our participation on PEMEX contracts; in the Publications business division we added new products to our catalog, cancelled others and modified its administrative structure; and in the General Merchandise and Other Products business division we also added new products to our catalog, cancelled others and appointed new management. We believe these changes generated positive results, particularly during the last quarter, as was the case of our Publications Division that, during the fourth quarter, registered a sales increase of 11.64%.

     Due to the costs associated with these changes and restructurings in our divisions, as well as the highly competitive environment that developed within the markets in which our different business divisions operate in, our gross margin decreased in 2003. However, the strategies we implemented to increase the efficiency of our warehouses and our operations in general, enabled us to reduce expenses. This reduction in expenses compensated for a significant part the decrease in our consolidated gross margin.

     As a result, our operating profit during 2003 increased 1.09% and our net income increased 1.84% compared to 2002.

     Although 2003 brought great challenges for Grupo Casa Saba -which resulted in operative changes and positive financial results- we are confident and believe that the measures taken will allow us to operate in a competitive and profitable way in the medium and long terms.

     Our more solid financial structure, which is the result of our debt-reduction strategy, and the annual cash flow that it has generated, allowed us to pay out a cash dividend in the amount of Ps. 0.37676 per share on August 25, 2003.

     This year marks our tenth anniversary trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and the New York Stock Exchange. This demonstrates our commitment to operating under strict governance and transparency standards that we believe provide a basis for us to maintain sustained growth in the medium and long terms for the benefit of our shareholders, employees and the society in general.

EFFECTS OF ECONOMIC AND MEXICAN GOVERNMENTAL FACTORS ON OUR RESULTS OF
OPERATIONS

     Our operations and assets are located in Mexico. As a consequence, our results of operations may be affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico. See "Item 3. Key Information. Risk Factors - Risk Factors Relating to Economic and Political Developments in Mexico."

ECONOMIC SITUATION

     In 2000, Mexico's gross domestic product, or GDP, increased 6.6% and inflation was 9.0%. However, in 2001 due to a slowdown in the international economic environment, Mexico's GDP decreased 0.2% and inflation declined to 4.4%. In 2002 the lack of improvement in the international economic environment, including any U.S. recovery together with the threat of war with Iraq, was reflected in Mexico's GDP increasing by 0.7% and inflation reaching 5.7%. In 2003, the concerns about the U.S. recovery continued, a war with Iraq took place and there were no major advances in the expected structural reforms in Mexico. The combination of these factors, affected Mexico's GDP, which grew in the period 1.3% and inflation reached 4.0%. In the first quarter of 2004, Mexico's GDP grew 3.7%, while inflation reached 1.6%.

     For each of the years ended on December 31, 2001, 2002 and 2003, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population and demand for the products we distribute may decrease. In addition, the Mexican government's efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could have an adverse effect on us.

CURRENCY FLUCTUATIONS

     Although we currently do not have any substantial U.S. Dollar-denominated indebtedness and do not expect to incur in any U.S. Dollar-denominated indebtedness in the near term in connection with our current business plan, we may be required to do so in the future. Substantially all of our revenues are and will continue to be Peso-denominated. As a result, should we incur in any substantial U.S. Dollar-denominated indebtedness, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in our incurrence in net foreign exchange losses. In 2003, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 7.8% against the U.S. Dollar, and in the first quarter of 2004, the Peso appreciated by approximately 0.5% against the U.S. Dollar. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers, causing a reduction of our sales.

     Severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets. This may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on any non-Peso-denominated indebtedness we may incur in the future, which could, in turn, affect our ability to obtain foreign services and products. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos, into U.S. Dollars.

INFLATION AND INTEREST RATES

     In the past, Mexico has experienced high levels of inflation. The rate of inflation, as measured by changes in NCPI, was 4.4%, 5.7% and 4.0% for 2001, 2002 and 2003. High inflation rates could adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute and to the extent inflation exceeds our price increases or to the extent we do not increase our prices, our prices and revenues by adversely affecting our prices in "real" terms.

     Mexico has had, and could have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged approximately 11.3%, 7.1% and 6.2% for 2001, 2002 and 2003, respectively. Accordingly, if we need to incur Peso-denominated indebtedness in the future, it will most likely be at higher interest rates than in the United States.

INTRODUCTION TO OUR OPERATIONS

     The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division:

                                                    YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                   2001       2002       2003
                                               ---------- ---------- ----------
        TOTAL PRIVATE PHARMACEUTICALS
        MARKET:
          Real Unit Price Increases......          7.9%       7.2%       7.6%
          Growth in Units................         (2.4%)      2.3%       1.7%

        GRUPO CASA SABA PRIVATE
        PHARMACEUTICAL PRODUCTS:
          Real Unit Price Increases......          5.9%       5.5%       4.2%
          Growth in Units................         (2.5%)      1.3%       1.5%

        MARKET SHARE OF GRUPO CASA SABA:.....     28.3%      28.0%      27.9%
        INFLATION(1).....................          4.4%       5.7%       4.0%

        -----------------
  (1)   Based on the changes in the NCPI

     The unit volume growth in the Mexican private pharmaceutical market, in which we conduct our main distribution business, was due to a higher demand of pharmaceutical products in Mexico. For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see "Item 4. Information on the Company-Business Overview-Pharmaceutical Industry."

     The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions, for the years indicated. Data is restated in constant Pesos as of December 31, 2003.


                                                            YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                                    2001             2002                2003
                                             ----------------   ---------------    ---------------
                                             (MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2003)
PHARMACEUTICALS:
Private sector.............................     Ps.14,423.1        Ps.15,420.5        Ps.16,316.1
% Growth...................................            3.3%               6.9%               5.8%
Government.................................          630.3              752.7              533.0
% Growth...................................          (26.5)%             19.4%             (29.2)%
HBA/OTHER PRODUCTS.........................        1,762.6            1,829.8            1,876.2
% Growth...................................           (3.3)%              3.8%               2.5%
PUBLICATIONS...............................          800.1              732.2              638.02
% Growth...................................            1.7%              (8.5)%            (12.9)%
GENERAL MERCHANDISE AND OTHER PRODUCTS.....          165.7              159.9              148.3
% Growth...................................          (22.7)%             (3.5)%             (7.3)%
OFFICE PRODUCTS............................           62.9               36.3               19.6
% Growth...................................          (72.9)%            (42.3)%            (46.0)%
                                             ---------------    ---------------    ---------------
     TOTAL.................................     Ps.17,844.7        Ps.18,931.4        Ps.19,531.2
                                             ===============    ===============    ===============
     Total % Growth........................           (0.2)%              6.1%               3.2%
                                             ===============    ===============    ===============

     The following table sets forth the net sales for each of our divisions and our results of operations as a percentage of our total net sales for the years indicated:

                                                  YEAR ENDED DECEMBER 31,
                                                ---------------------------
                                                  2001     2002     2003
                                                -------- -------- --------
PHARMACEUTICALS:
    Private...................................     80.8%    81.4%   83.5%
    Government................................      3.5%     4.0%    2.7%
HBA/OTHER PRODUCTS............................      9.9%     9.7%    9.6%
PUBLICATIONS..................................      4.5%     3.9%    3.3%
GENERAL MERCHANDISE AND OTHER PRODUCTS........      0.9%     0.8%    0.8%
OFFICE PRODUCTS...............................      0.4%     0.2%    0.1%
                                                -------- -------- --------
                                                  100.0%   100.0%  100.0%
                                                ======== ======== ========
COST OF SALES.................................     89.3%    89.5%   90.1%
GROSS PROFIT..................................     10.7%    10.5%    9.9%
OPERATING EXPENSES:
    Selling expenses..........................      2.8%     2.9%    2.5%
    Administrative expenses...................      4.0%     3.8%    3.7%
                                                -------- -------- --------
                                                    6.8%     6.7%    6.2%
    OPERATING INCOME..........................      3.9%     3.9%    3.8%
                                                -------- -------- --------
COMPREHENSIVE COST OF FINANCING, NET                0.9%     0.1%    0.2%
OTHER INCOME..................................     (0.2)%      0%   (0.2)%
INCOME TAX AND EMPLOYEE PROFIT SHARING........      0.7%     0.8%    0.8%
                                                -------- -------- --------
    NET INCOME................................      2.5%     3.0%    2.9%
                                                -------- -------- --------
                                                  100.0%   100.0%  100.0%
                                                ======== ======== ========


RESULTS OF OPERATIONS

     In accordance with Mexican GAAP, Peso amounts presented below for 2001, 2002 and 2003 are reflected in constant Pesos as of December 31, 2003

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     TOTAL NET SALES. Net Sales increased by 3.2% to Ps.19,531.2 million in 2003, mainly due to the positive performance of our Private Pharma business division, which increased net sales by 5.8%. Similarly, our HBA/Other Products business division increased net sales by 2.5%, which we believe is due to our market participation. The positive performance of these two divisions compensated for the negative growth of our Government Pharma business division, Publications, General Merchandise and Other Products and Office Products business divisions. Our Private Pharma division combined with our HBA/Other Products division represented 93.15% of total sales and were the sources of our growth in total net sales in 2003.

     NET PRIVATE PHARMA SALES. Net sales from our Private Pharma business division increased 5.8% to Ps.16,316.1 million, as a result of the sales strategies implemented by our management as well as an increase in the private pharmaceutical market, which had increases in number of units sold and in real prices in 2003. The Private Pharma business division continued to account for most of our sales and increased its participation to total sales from 81.4% in 2002 to 83.5% in 2003.

     NET GOVERNMENT PHARMA SALES. Net sales from our Government Pharma business division decreased 29.2% to Ps. 533.0 million in 2003, because we entered into fewer contracts with PEMEX. The fewer contracts obtained in PEMEX bidding processes in 2003 were result of certain changes made by PEMEX in the prices and type of products in its contracts. As a result of our having obtained fewer contracts with PEMEX, Government

Pharma's sales in 2003 accounted for 2.7% of total sales, compared with 4.0% in 2002. Since sales to PEMEX are related to bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See "Item 4. Information on the Company-Private and Government Pharma Business Divisions-Pharmaceutical Industry Overview-Industry Prices."

     NET HBA/OTHER PRODUCT SALES. Net sales from our HBA/Other Products business division increased 2.5% to Ps.1,876.2 million in 2003. The increase in net sales of this division reflected our market participation, as well as the restructuring of our operations that took place during the year. A slow economic environment also affected the performance of this division which accounted for 9.6% of our total sales in 2003.

     NET PUBLICATIONS SALES. Net sales in our Publications business division decreased 12.9% to Ps.638.0 in 2003. This decrease is mainly due to the restructuring process started in the second half of 2002, which resulted in a modification of the division's management structure and in the inclusion and elimination of titles that were not sufficiently profitable. Even though Citem's results were impacted over the year by the previously mentioned factors, we believe that the new operation scheme resulted in the 11.6% increase in sales in this division in the fourth quarter of 2003 and will produce positive results in the medium and long term periods. Net sales from our Publications division represented 3.3% of our total sales in 2003.

     NET GENERAL MERCHANDISE AND OTHER PRODUCTS SALES. Net sales of our General Merchandise and Other Products business division decreased 7.3% to Ps.148.3 million in 2003. This negative comparison reflects the rebalancing of the division's catalog of products that took place during the year which resulted in the inclusion and elimination of products. The demand for the products sold by this division was depressed due to the slow economic environment in 2003. In the last quarter of 2003 we implemented important changes in the management of this division to improve operating and sales results. Net sales from General Merchandise and Other Products accounted for 0.8% of our total sales in 2003.

     NET OFFICE PRODUCTS SALES. Net sales from our Office Products business division decreased 46.0% to Ps.19.6 million. The low participation of this division in our total sales reflects the fewer products in its catalog of products as well as the orientation of the business to the distribution of exclusive and more profitable lines. The net sales of our Office Products division in 2003 represented only 0.1% of our total net sales.

     GROSS PROFIT. Our cost of sales in 2003 was Ps.17,589.6 million, reflecting an increase of 3.9% with respect to the year 2002, due to an increase in net sales and a higher participation of special clients in our sales mix. As a result, our gross margin decreased from 10.55% in 2002 to 9.94% in 2003, and gross profit decreased 2.8%. The 0.61% reduction in our gross margin reflects increased competition different markets in which we operate.

     OPERATING EXPENSES. Operating expenses in 2003 decreased 5.02% to Ps.1,203.7 million with respect to the year 2002. In general, the decrease resulted from the restructuring processes made in logistics, administration and management in some of our business divisions, which resulted in lower selling expenses. The success of the strategies we have implemented to increase productivity and efficiency in each of the areas of our operations is reflected by this reduction of our consolidated expenses. As a result of the implementation of these strategies, our expense ratio decreased from 6.7% in 2002 to 6.2% in 2003.

     OPERATING INCOME. Operating income in 2003 increased 1.1% to Ps.737.9 million, with respect to 2002. Since our lower expenses offset part of the reduction in the gross margin, our operating margin for 2003 decreased by 0.08% with respect to 2002, to 3.78%.

     COMPREHENSIVE COST OF FINANCING, NET. Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and (gain) loss on net monetary position.

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

     Net comprehensive cost of financing in 2003 was Ps.46.3 million, which was equivalent to an increase of 186.8% compared to 2002. The higher net comprehensive cost of financing in 2003 was mainly due to lower income from interest earned, and lower monetary position gains which could not be compensated by the reduction of 14.9% in our interest expense. See "-Indebtedness" below in this item and Note 8 to our audited consolidated financial statements.

     INCOME TAXES, ASSETS TAX AND EMPLOYEE'S STATUTORY PROFIT SHARING. Provisions for taxes and employee's statutory profit-sharing during 2003 were Ps.150 million, reflecting a 2.8% decrease compared to 2002. With respect to pre-tax income, provision for taxes and the Participacion de las
Trabajadores en la Utilidad, or PTU, (employee profit-sharing) was 20.7% of pre-tax income compared to 21.4% in 2002. Income tax in 2003 was Ps.157.9 million and income tax offset by prior year tax loss carryforwards was Ps.(129.3) million. In 2003, we had no assets tax and no recovery of asset tax paid in prior years. Deferred income tax was Ps.119.9 million and employee profit-sharing Ps.1.4 million.

     In July 2000, the Mexican Institute of Public Accountants, or MIPA, issued Circular 54, "Bulletin D-4 Interpretations," which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to impact our effective tax rates in future periods. See Notes 3(j), 9 and 15(b) to our audited consolidated financial statements.

     NET INCOME. Net profit for 2003 was Ps.575.95 million, increasing 1.8% with respect to 2002. This slight increase reflects the 1.1% growth in our operating profit, the increase of Ps.28.2 million in other income net as well as the lower provisions for taxes. The ratio of net profit to sales or net margin for 2003 decreased 0.04% with respect to 2002 to 2.95%.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     TOTAL NET SALES. Net sales for 2002 increased by 6.1% to Ps.18,931.4 million in 2001, reflecting the solid growth shown by the pharmaceutical sector in Mexico, in particular our Private Pharma business division, which continued to be the primary driver of our sales growth. Our Government Pharma business division also had a positive performance in 2002, reflecting an increase in sales of 19.4% versus 2001. The growth of these two divisions combined with a sales increase of 3.8% in our HBA/Other Products business division, allowed us to finish the year with an increase in total sales of 6.1% and to offset a decrease in net sales of 8.5% in our Publications business division and a 14.2% decrease in net sales of our General Merchandise and Other Products and Office Products business divisions.

     NET PRIVATE PHARMA SALES. The net sales of our Private Pharma business division increased by 6.9% to Ps. 15,420.5 million in 2002, mainly as a result of the private pharmaceutical market growth and the results of our commercial strategies. As mentioned before, in 2002 our Private Pharma division continued to be the primary driver of our sales growth with a participation in total sales of 81.4%.

     NET GOVERNMENT PHARMA SALES. Net sales of our Government Pharma business division increased by 19.4% in response to a greater demand for pharmaceutical products by government hospitals and institutions, as well as to our proactive participation in the government pharmaceuticals sector. In this division we reflected sales to PEMEX, which are related to contracts awarded in bidding processes. Therefore, there can be no assurance that we will be awarded similar contracts with PEMEX in the future. See "Item 4. Information on the Company-Private and Government Pharma Business Divisions-Pharmaceutical Industry Overview-Industry Prices." In 2002, our Government Pharma business division had a 4.0% participation in total net sales for 2002.

     NET HBA/OTHER PRODUCT SALES. Net sales of our HBA/Other Products business division increased 3.8% to Ps. 1,829.8 in 2002. This increase was the result of both a dynamic market related to these types of products and our solid market positioning. Sales from our HBA/Other Products division represented 9.7% of our total net sales in 2002.

     NET PUBLICATIONS SALES. Net sales of our Publications business division decreased 8.5% to Ps. 732.2 million in 2002. This decrease was mainly due to the restructuring process started in the second half of 2002, which resulted in the elimination of titles and clients that were not sufficiently profitable. In addition, the market did not record positive results, influenced by the economic environment. Net sales of our Publications division represented 3.9% of our total net sales in 2002.

     GENERAL MERCHANDISE AND OTHER PRODUCTS SALES. Net sales of our General Merchandise and Other Products business division decreased 3.5% to Ps.159.9 million in 2002. This decrease resulted from the process of incorporating new lines of general merchandise and rebalancing previous lines. In this process, product distribution agreements were terminated following a determination by our management that the margins on products distributed pursuant to these agreements were not sufficiently profitable. Net sales of our General Merchandise and Other Products division represented 0.8% of our total net sales in 2002.

     NET OFFICE PRODUCTS SALES. Net sales of our Office Products business division decreased 42.3% to Ps.36.3 million in 2002 . The decrease in sales reflected a rebalancing of the existing lines in this division, which included the elimination of some products that were not sufficiently profitable. Net sales of our Office Products division represented 0.2% of our total net sales in 2002.

     GROSS PROFIT. Our cost of sales in 2002 was Ps.16,934.2 million representing an increase of 6.3% with respect to 2001. In 2002, the increase in the cost of sales was higher than the sales growth. As a result, our gross margin in 2002 decreased from 10.7% in 2001 to 10.55% in 2002. The lower gross margin reflected the commercial conditions that prevailed in 2002 as well as our commercial strategies. Gross profit for 2002 increased 4.5% to Ps. 1,997.3 million.

     OPERATING EXPENSES. Operating expenses in 2002 were Ps.1,267.3 million, representing an increase of 4.5% with respect to year 2001. This increase was attributable principally to the increase of our sales. The increase in operating expenses is less on a percentage basis than the increase in our sales. The ratio of operating expenses to sales decreased from 6.8% in 2001 to 6.7% in 2002.

     OPERATING INCOME. Operating income in 2002 was Ps.729.9 million, reflecting an increase of 4.6% with respect to 2001. Our operating margin was 3.86% in 2002 compared to 3.91% in 2001. Operating income plus depreciation and amortization in 2002 was Ps.831.4 million, compared to Ps.807.6 million in 2001.

     COMPREHENSIVE COST OF FINANCING, NET. Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and (gain) loss on net monetary position.

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

     In 2002 comprehensive cost of financing, net was Ps.16.1 million, which compared to the Ps.155.8 million in 2001, represents a decrease of 89.6%. The reduction was primarily the result of lower interest paid, which decreased 61.6% in 2002 compared to 2001. At the same time, interest earned increased 194.2%, which was added to greater income from exchange income and monetary gains. See "Item 5. Operating and Financial Review and Prospects-Indebtedness" and Note 8 to our audited consolidated financial statements.

     INCOME TAXES, ASSETS TAX AND EMPLOYEE'S STATUTORY PROFIT SHARING. Provisions for taxes and employee's statutory profit-sharing during 2002 amounted Ps.154.4 million, 19.4% higher than that seen in 2001. The provision for taxes and PTU (employee profit-sharing) was 21.45% of pre-tax income. Income tax in 2002 was Ps.173.2 million and Income tax offset by prior year tax loss carryforwards was Ps.(130.7) million. Asset tax in 2002 was Ps.9.0 million, recovery of asset tax paid in prior years was Ps.42.2 million and deferred income tax was Ps.141.8 million.

     NET INCOME. Net profit for the year amounted to Ps.565.6 million, 26.9% higher than in 2001. Consequently, net profit to sales for 2002 increased to 3.0% compared to 2.5% in 2001.

     AGGREGATE CONTRACTUAL OBLIGATIONS

     Below is a table containing a description of our aggregate contractual obligations. See Notes 8 and 3(h) to the audited consolidated financial statements.

           TABULAR PRESENTATION OF AGGREGATE CONTRACTUAL OBLIGATIONS

-----------------------------------------------------------------------------------------------------------------------
Contractual Obligations                                           Payments due by period
                                                   (in millions of constant Pesos as of December 31, 2003)
=======================================================================================================================
                                               Total     Less than 1 year   1-3 years   3-5 years   More than 5 years
=======================================================================================================================
Long Term Debt (1)                            Ps.390.0      Ps.390.00           -           -                   -

Capital Lease Obligations (2)                 Ps.17.07       Ps.17.07           -           -                   -

Operating Leases (3)                                -               -           -           -                   -
Purchase Obligations (4)                            -               -           -           -                   -
Other Long Term Liabilities reflected
  on our Balance Sheet Under Mexican
  GAAP(5)                                     Ps.51.66              -           -           -            Ps.51.66

Total                                        Ps.458.73      Ps.407.07           -           -            Ps.51.66
-----------------------------------------------------------------------------------------------------------------------

----------------
  (1) Current Maturities of Long Term Debt (see Note 8 to our consolidated financial statements).

  (2) Includes leasing obligations of Information Technology equipment and transport equipment from Hewlett Packard, Capital and Paragon.

  (3)  Not applicable.

  (4)  Not applicable.

  (5) Includes reserve for retirement pensions and seniority premiums. The maturity of this obligation will occur in accordance with the disclosure in Note 3(h) to our consolidated financial statements.

     NON-EXCHANGE TRADED CONTRACTS ACCOUNTED FOR AT FAIR VALUE

     All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet at fair value, except for investments in held-to-maturity securities. The valuation effect is recognized in income of the year. Investments in held-to-maturity securities are valued at acquisition cost. Revenues and costs generated by financial instruments are recognized in the statement of income when accrued.

     In accordance with Bulletin C-2 "Financial Instruments" issued by the MIPA, our financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to its commercial activities, bank loans, and long-term debt. We are not party to any derivative or other similar instruments at this time. As of December 31, 2002, and 2003, the carrying value of financial instruments shown in the balance sheet approximates their fair value, due to their short-term nature. Long-term debt bears variable interest at available market rates for debt with similar terms and maturities.

     OFF-BALANCE SHEET ARRANGEMENTS

     We do not currently have any material off-balance sheet arrangements.

     CRITICAL ACCOUNTING POLICIES

     APPLICATION OF CRITICAL ACCOUNTING POLICIES

     Preparing the accompanying financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities, and disclose our contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses incurred during the reporting periods. We base our estimates on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results can differ from these estimates under different assumptions or conditions. We evaluate our estimates on an on-going basis. Our significant accounting policies are described in Note 3) to our consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

     (A) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts represents our estimate of the probable loss inherent in all receivables by considering: (i) the general historical trend of payment performance of customers, and (ii) factors surrounding the specific customer's credit risk. The amount of allowance for doubtful accounts is based on an evaluation of the aging of our receivable portfolio and the economic environment in which we operate. The most important part of the consolidated allowance for doubtful accounts relate to our pharmaceutical products business division.

     (B) PROPERTY AND EQUIPMENT

     Property and equipment are depreciated on the restated value of fixed assets, by using the straight-line method, and by considering the estimated remaining economic useful lives thereof. The estimated useful lives represent the period we expect the fixed assets to remain in service and to generate revenues by considering their operating conditions. We base our estimates on independent appraisals and the experience of our technical personnel.

     We describe the methodology used to restate property and equipment in
Note 3c) to our consolidated financial statements. The methodology implies recognizing the "adjustments due to changes in the general price level method" by applying the National Consumer Price Index to the value of those assets, as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than historical cost or other method as accepted by Mexican GAAP.

     (C) VALUATION OF INTANGIBLE ASSETS AND GOODWILL

     Our goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired. The goodwill balance is continually assessed to establish whether factors such as the occurrence of significant adverse events, changes in the environment in which the business operates and expectations of operating income, provide elements of judgment indicating that the carrying value of goodwill may not be recovered. In such case, an impairment loss is recorded in the period when such a determination is made, resulting from the excess of the carrying value of goodwill over the fair value determined under a discounted cash flow.

     As we discuss in Note 3g) to the consolidated financial statements, effective January 2003, our accounting recognizes provisions established by new Bulletin C-8, "Intangible Assets" ("Bulletin C-8") issued by the MIPA. This Bulletin sets forth: (i) that development costs should be capitalized as intangible assets if they meet certain criteria; (ii) that the pre-operating should be expensed as a period cost; (iii) that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Intangible assets with finite useful life should be amortized over its useful life. Intangible assets with no finite life including goodwill are subject to periodic impairment valuation.

     With the adoption of the provisions of Bulletin C-8, we completed a transitional fair value based impairment test on our goodwill as of January 1, 2003. Based on the results of this test, the fair value of the goodwill was equivalent to the recorded value at that date; therefore, no adjustment was made to the carrying value of the goodwill. Other provisions of Bulletin C-8 had no effect on our financial position.

     Under US GAAP, SFAS 142, "Goodwill and other intangible assets" went into effect on January 1, 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized over their remaining economic useful lives. Instead they will be subject to annual impairment tests by us, unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit reduces its fair value below its carrying amount, in which case an interim impairment test must be performed. Other intangible assets will continue to be amortized over their remaining economic useful lives.

     We applied the provisions of SFAS 142 beginning on January 1, 2002. We have completed a transitional fair value based impairment test on our goodwill as of January 1, 2002. Based on the results of this test, the fair value of the goodwill is equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment has been made to the carrying value of the goodwill in our financial statements. This provision is virtually identical to Bulletin C-8 under Mexican GAAP.

     (D) IMPAIRMENT OF LONG-LIVED ASSETS AND THEIR RELATED DISPOSAL

     As we discuss in Note 14 (iii) to our consolidated financial statements, the MIPA issued Bulletin C-15, "Impairment of long-lived assets and their related disposal" ("Bulletin C-15"). This Bulletin sets forth new rules for the computation and recognition of impairment losses of such assets and their reversal. To calculate impairment loss requires determination of the recovery value, that is defined as the higher of the net selling price of a cash generating unit and its value in use. Value in use represents the net present value of future cash flows, using an appropriate discount rate (i.e. it requires discounting of such flows). The provisions issued prior to this Bulletin use future cash flows that do not require discounting of such flows. Application of the provisions of Bulletin C-15 is mandatory, effective January 1, 2004.

     We continually review the carrying value of our long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations.

     Our evaluations throughout the year and up to the date of this filing did not lead to any other significant impairment of long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments.

     The provisions of Bulletin C-15 are virtually identical to SFAS 144, "Accounting for the impairment or disposal of long-lived assets" adopted by us on January 1, 2002 under U.S. GAAP.

     (E) LABOR OBLIGATIONS

     Our labor obligations are comprised of retirement pensions and seniority premiums derived from defined benefit plans for all our employees. The determination of our obligations and net periodic cost is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. We describe our assumptions in Note 3 h) to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs.

     In accordance with Mexican GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods by considering probable labor lives of our employees and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our retirement pensions and seniority premiums.

INDEBTEDNESS

     As of December 31, 2003, we had approximately Ps.390 million of total debt, all of which was short-term. During 2003 we continued with our commitment to reduce our outstanding debt, achieving a reduction of 5.8% compared to 2002, even though we made a dividend payment of Ps.100.0 million in August 2003, equivalent to Ps. 102.0 million in constant Pesos as of December 31, 2003.

     All of our currently outstanding debt is related to working capital needs and is renewable depending on our cash flow requirements. In August 2003 we paid all our long term debt and terminated the Ps.650.0 million long term loan facility we established in June 2001 with Scotiabank Inverlat, from which we had withdrawn Ps.645 million.

     In March 2004, we established a short term revolving credit facility with Scotiabank Inverlat for an amount up to Ps.600.00 million, which we can draw upon depending on our cash flow requirements. An aggregate amount of our accounts receivable equal to twice the debt outstanding under this facility at any one time secure such debt. The credit facility is for one year and can be renewed with the prior consent from Scotiabank Inverlat. Indebtedness outstanding under this facility bears interest at a variable monthly rate equal to the Equilibrium Interbank Interest Rate ("TIIE") published from time to time by Banco de Mexico plus 75 basis points.

     In March 2004, we established a short term revolving credit facility for up to Ps.200.0 million with Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Santander Serfin, or Santander Serfin, which is for one year and renewable annually with the prior consent of Santander Serfin. The indebtedness outstanding under this facility bears an interest rate equivalent to the TIIE published from time to time by Banco de Mexico plus 80 basis points.

     In March 2004, we also established a short term revolving credit facility for up to Ps.300.0 million with Banamex Citigroup, which is for one year and renewable annually with the prior consent of Banamex Citigroup. The indebtedness outstanding under this facility bears a variable interest rate that depends on the fluctuations of the TIIE.

     As of March 31, 2004, we had Ps.360.0 million in aggregate principal amount of outstanding indebtedness, which represented a reduction of 21.4% with respect to March 2003.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

     Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. Similar to prior years, in 2004 we plan to continue to satisfy our cash and capital expenditure requirements primarily through a combination of cash from operations and our existing credit facilities, which we consider adequate to meet such requirements for 2004.

     Net working capital (current assets less current liabilities) as of December 31, 2003 was Ps.2,808.4 million, as compared to Ps.2,346.1 million as of December 31, 2002.

     Our cash flows are subject to seasonal fluctuations and market conditions. To maintain a larger winter inventory and to support inventory for two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end. After reaching their highest levels in December, our inventories gradually decrease to their normal operational levels of approximately 40 inventory days, which typically occurs over January. Our inventories, net at December 31, 2003 were Ps.3,047.6 million or 0.1% lower, as compared to Ps.3,050.9 million at December 31, 2002. In 2003, we held inventories at an average of 62.4 days. Inventories were held an average of 64.9 days during 2002 and an average of 66.2 days during 2001.

ACCOUNTS RECEIVABLE

     In 2003 and mainly due to the strategies implemented during the year for improving our sales performance, as well as to our client structure and the highly competitive environment in which our operations are run, accounts receivable net increased to Ps.3,748.8 million or 11.4% as compared to Ps.3,364.0 million as of December 31, 2002. The average maturity of our accounts receivable in 2003 increased to 63.6 days as compared to 61.2 days in 2002.

Our accounts receivable net was Ps.2,960.9 million as of December 31, 2001 and the average maturity of our accounts receivable was 56.8 days in 2001.

     For a description of the nature and amounts of accounts receivable due from current and former related parties, see "Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions" and Notes 3(e) and 4 to our audited consolidated financial statements.

TRADE ACCOUNTS PAYABLE

     As of December 31, 2003, trade accounts payable decreased to Ps.3,572.4 million or 3.3% as compared to Ps.3,696.0 million as of December 31, 2002. As a result, the average maturity days in our trade accounts payable decreased to
73.1 days in 2003 as compared to 78.6 days in 2002. Our trade accounts payable was Ps.3,426.0 million as of December 31, 2001 and the average maturity of our trade accounts payable was 77.4 days.

     For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see "Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions" and Note 7 to our audited consolidated financial statements.

CAPITAL EXPENDITURES

     During 2003 our capital expenditures were approximately Ps.54.2 million and directed as follows: a) $33.8 million for the purchase of transport and delivering equipment; b) $19.7 million for technology and computer equipment and $0.7 million for other general capital expenditures. As in previous periods, the expenditures were financed with bank borrowings and our cash generation.

     In 2002 our capital expenditures amounted Ps.33.9 million and were directed to the purchase of technology and computer equipment (Ps.2.7 million) as well as vehicles for our distribution fleet (Ps.31.2 million). As in previous periods, the expenditures were financed with bank borrowings and our cash generation.

     In 2001, we spent approximately Ps.7.3 million to purchase vehicles for our distribution fleet, as well as Ps.3.2 million to purchase technology and computer equipment. Also, we spent Ps.11.7 million in acquisitions and Ps.1.0 million in other general capital expenditures. We funded these capital expenditures primarily through internally generated funds and bank borrowings.

TREND INFORMATION

     During 2003 and as a result of the evolution of the markets in which we operate, we implemented innovative operational strategies in warehouses and sales divisions as well as in the administrative and corporate areas for the purpose of increasing our operating profit levels and positioning the group in a more solid and competitive way. Through these measures, we are confident and believe that Grupo Casa Saba will be able to better respond to market needs in medium and long term periods and thus improve our operating results.

     The strategies previously mentioned generated positive results particularly in our Private Pharma business division, which we intend to maintain as one of the leaders in the market. We believe that this business division will continue to be our growth engine due to the growth fundamentals that the Mexican private pharmaceutical market has and the business division's significant participation over total sales.

     The Mexican private pharmaceutical market has solid growth fundamentals that allow us to expect sustained annual growth for the coming years. The main factors that support the expected growth are Mexico's demographic structure in which adults are continuously increasing their participation in Mexico's total population as well as the higher life expectancy that the Mexican population has with respect to previous periods. These two factors when combined generate a natural grow in the demand of health care services and pharmaceutical products.

     With respect to our business divisions other than those related to pharmaceutical and HBA/other products, we expect that higher levels of economic growth could increase demand, allowing us to generate better results than in 2003 and previous years. We expect that the restructurings made in our Publications business division and in our General Merchandise and Other Products business division will allow us to generate better sales and operating results in the coming years, in particular if Mexico has a better economic performance than in previous years.

ACCOUNTING PRONOUNCEMENTS AND RELATED EFFECTS

     We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although we distribute five product lines, we consider all of our operations, and report the results of all of our operations to management as a single business segment. Accordingly, we do not maintain separate operating results for each of our five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2001, 2002 and 2003, is included in Note 13 to our audited consolidated financial statements.

     In June 2001, SFAS 141, "Business combination" superseded SFAS 38, "Accounting for pre-acquisition contingencies of purchased enterprises" and the APB Opinion 16, "Business combination". SFAS 141 prohibits using of the "pooling of interest method" and requires using the "purchase method" of accounting for business combinations. SFAS 141 is effective July 1, 2001. Although we have not currently carried out business combinations, there can be no assurance that we will not do so in the future.

     In June 2001, SFAS 142, "Goodwill and other intangible assets" superseded APB Opinion 17, "Intangible assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives can no longer be amortized over their remaining economic useful lives. Instead they will be subject to annual impairment tests in accordance with SFAS 142. Other intangible assets will continue to be amortized over their remaining economic useful lives.

     We applied the provisions of SFAS 142 beginning on January 1, 2002. We have completed a transitional fair value based impairment test on our goodwill as of January 1, 2002. Based on the results of this test, the fair value of our goodwill is equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment has been made to the carrying value of our goodwill in our audited consolidated financial statements.

     As of December 31, 2003, our total consolidated goodwill, net of accumulated amortization, was Ps.220.72 million.

     The following table adjusts earnings and earnings per share for the adoption of SFAS 142, in fiscal 2001:

                                               Year Ended
                                              December 31,
                                            (in thousands of
                                             constant Pesos)
                                             ---------------
                                                  2001
                                             ---------------
Reported net earnings (US GAAP)                Ps.472,900
Add:                                               27,849
                                             ---------------
  Goodwill amortization, net of tax
  Adjusted net earnings                        Ps.500,749
  Basic and diluted earnings per share:
  Reported net earnings                          Ps. 1.78
Add:                                             Ps. 0.10
                                             ---------------
  Goodwill amortization, net of tax
  Adjusted net earnings                          Ps. 1.88
                                             ===============

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

     The disclosure requirements of this Interpretation are effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on our consolidated financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, and did not have a material effect on our consolidated financial statements in 2003.

     On January 31, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies existing accounting for whether variable interest entities, as defined in the interpretation, should be consolidated in financial statements based upon the investors' ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003, with certain disclosure provisions required for financial statements issued after January 31, 2003. Management does not believe a material impact on financial position or results of operations could derive from our leases with related parties discussed in Note 7 to our audited consolidated financial statements.

     On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is effective for contracts entered into or modified after June 30, 2003, Management does not anticipate that this new standard will have an impact on our financial position or results of operation.

     On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management does not anticipate a material impact on the Company resulting from this statement.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

     The following table sets forth the names of our current directors, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors. Each of the following directors was elected for a one-year term by our shareholders at our annual shareholders' meeting, which was held on April 27, 2004.

       DIRECTORS
 NAME AND DATE OF BIRTH          PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                FIRST ELECTED
-----------------------  -----------------------------------  --------------------------------------  ------------------------
   Isaac Saba Raffoul            Chairman of the Board                President and Director -              February 2000
       (10/17/23)                                                   Xtra Inmuebles, S.A. de C.V.

    Moises Saba Ades          Vice Chairman of the Board              Director - Xtra Inmuebles,            February 2000
      (07/12/63)                                                           S.A. de C.V.

    Alberto Saba Ades          Vice Chairman of the Board              Director - Xtra Inmuebles,           February 2000
       (07/09/65)                                                          S.A. de C.V.

     Manuel Saba Ades        Vice Chairman of the Board and            Director - Xtra Inmuebles,           February 2000
        (11/03/67)              Chief Executive Officer                    S.A. de C.V.

   Gabriel Saba D'Jamus       Deputy Chief Executive Officer           Executive Director -                February 2000
       (07/27/69)                                                    Comercial Hotelera, S.A. de
                                                                                  C.V.


    Agustin Rodriguez                  Director                      Investor Advisor -Internacional        February 2000
       Legorreta                                                        de Capitales, S.A. de C.V.
      (02/11/63)

  Raul Fernandez Diaque                Director                      Investor Advisor -Internacional        February 2000
      (05/16/63)                                                        de Capitales, S.A. de C.V.

     Francisco Fuentes Ostos is the Secretary of our Board of Directors. Moises Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul. Gabriel Saba D'Jamus is the nephew of Isaac Saba Raffoul. Manuel Saba Ades, Moises Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D'Jamus. Isaac Saba Raffoul, Alberto Saba Ades and Manuel Saba Ades are also members of the Board of Directors of Grupo Xtra, S.A. de C.V. Additionally, Isaac Saba Raffoul is a proprietary member and Manuel Saba Ades is an alternate member of the Board of Directors of Ixe Grupo Financiero, S.A. de C.V., and Finamex Casa de Bolsa, S.A. de C.V., Grupo Financiero Finamex. Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

     Set forth below are the names of the alternate members of our Board of Directors. The alternate members of our board were elected for a one-year term by our shareholders at our annual shareholders' meeting, which was held on April 27, 2004.


       DIRECTORS
 NAME AND DATE OF BIRTH          PRINCIPAL OCCUPATION                    BUSINESS EXPERIENCE                FIRST ELECTED
-----------------------  -----------------------------------  --------------------------------------  ------------------------
Ivan Moguel Kuri         Tax Adviser to Grupo Casa Saba, S.A.        Partner - Chevez, Ruiz,               February 2000
  (01/31/63)                         de C.V.                          Zamarripa y Cia, S.C.

Alejandro Sadurni Gomez        Chief Financial Officer               Former Chief Financial                February 2000
   (10/8/59)                                                               Officer of
                                                                        Administration -
                                                                          INMAS, S.A.
                                                                            de C.V.

     The management of our business is vested in our Board of Directors. Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders' meeting held for the purpose of appointing and electing directors; provided, however, that in no case shall our Board of Directors consist of less than five seats. Our bylaws also provide that our shareholders may, but are not required to, nominate and elect corresponding alternate directors for each current director. Our current Board of Directors has seven directors and two alternate directors. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders' meeting, and each serves until a successor is elected and takes office. In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present. All of the current members of our Board of Directors were elected by our shareholders at the annual shareholders' meeting, which was held on April 27, 2004. In accordance with the Mexican Securities Market Law as amended on June 1, 2001, we have amended our bylaws to reflect the changes in such law, and as a result of such amendments, 25% of the members of our Board of Directors qualify as "independent directors" in Mexico. Under Mexican law, a person will not qualify as an "independent director" if he or she is, among other things:

     o    one of our employees or managers;

     o    a controlling shareholder;

     o a director, executive officer or relative of a controlling shareholder, or entities controlled or managed by a controlling shareholder; or

     o a significant client, supplier, debtor or creditor, or member of the board of directors or executive officer of any of these entities.

     Our bylaws, as amended, also provide that the Board's resolutions must be approved by a majority vote and that the Chairman of the Board of Directors shall have the casting vote in the event of a tie. The Board of Directors is required to meet at least once a quarter. The Chairman, 25% of the directors or any examiner may call for a meeting of the Board of Directors. Also, our amended bylaws provide that the Board of Directors must approve all transactions that are outside the ordinary course of business as well as transactions that are to be entered into between us and any of our shareholders, our managers or other related individuals as set forth in the amendments to the Mexican Securities Market Law. Likewise, the Board of Directors must approve any purchase or sale that represents 10% or more of our assets, the grant by us of guarantees exceeding thirty percent of our assets and other transactions representing more than 1% of our assets, in addition to any shareholder approval required by our bylaws or otherwise.

     In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director. Pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

COMMITTEES OF OUR BOARD OF DIRECTORS

     We currently have an Executive Committee in place that was appointed by the shareholders at our annual shareholders' meeting held on April 27, 2004 and is composed of Messrs. Manuel, Alberto and Moises Saba Ades. Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved for the Board of Directors.

     In accordance with the Mexican Securities Market Law, as amended, we have also created an Audit Committee composed of Mr. Agustin Rodriguez
Legorreta, Raul Fernandez Diaque and Mr. Manuel Saba Ades, who are members of the Board of Directors. Both the Chairman and a majority of the members of the Audit Committee are independent directors. Our examiners (comisarios) must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

     o prepare an annual report regarding its activities for submission to the Board of Directors and to our shareholders at our annual shareholders' meeting;

     o prepare and render statements to the Board of Directors as to the fairness of transactions and arrangements with related parties; and

     o retain independent experts to render fairness opinions in connection with material transactions and arrangements with related parties.

EXAMINER

     Pursuant to the Mexican Corporations Law and the Mexican Securities Market Law, as amended, we must have at least one comisario, or examiner, who is elected by our shareholders at our annual general ordinary shareholders' meeting. In accordance with the amendments to the Mexican Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect an examiner (comisario) and a corresponding alternate examiner at the annual general ordinary shareholders' meeting. The primary role of the examiners is to report to our shareholders at the annual ordinary general shareholders' meeting the accuracy of the financial information presented to shareholders by the Board of Directors. In accordance with Mexican law, the examiners receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition and are invited to attend any meeting of the Board of Directors and the Audit Committee. The examiners are also authorized to:

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

   NAME AND DATE OF
         BIRTH                     CURRENT POSITION                   BUSINESS EXPERIENCE               FIRST APPOINTED
------------------------- ----------------------------------- -------------------------------------- --------------------
 Manuel Saba Ades         Chief Executive Officer and Vice      President and Director -Xtra             February 2000
    (11/03/67)                 Chairman of the Board                Inmuebles, S.A. de C.V.

  Gabriel Saba            Deputy Chief Executive               Executive Director-Comercial              February 2000
    D'Jamus                      Officer                             Hotelera S.A. C.V.
  (07/27/69)

Alejandro Sadurni         Chief Financial Officer               Former Chief Financial Officer of        February 2000
    Gomez                                                        Administration - INMAS, S.A. de
 (10/08/59)                                                                    C.V.

 Ricardo Rios             North Region Operations and Sales        Deputy Personal Assistant of the      December 2000
  Cardenas                          Director                   President of the United Mexican States
(01/02/55)

 Oscar Gutierrez          South Region Operations and Sales       Former Manager of Drogueros, S.A. de   November 1985
Melgar (17/04/67)                    Director                                     C.V.

 Jesus Guerra de                General Counsel                   Legal Manager - Grupo Casa Autrey,       June 1995
       Luna                                                                  S.A. de C.V.
    (05/29/61)

 Jose Norberto                Human Resources Director              Human Resources Director - Taesa     October 1999
   Mouret
 (03/30/52)

 Fernando Torres                Purchasing Director              Purchasing Director - Farmacias           April 2000
    Suarez                                                             Benavides
 (09/21/64)

Jorge Luis Garcia             Chief Information Officer          Former Manager - Grupo Casa Autrey,        May 1992
   (09/12/61)                                                         S.A. de C.V.

COMPENSATION

     Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis. For the year ended December 31, 2003, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 23 million (or approximately US$2.1 million). Our directors do not receive any compensation for their services rendered in such capacity.

SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

     Share ownership of our directors and executive officers is set forth in the table under "Item 7. Major Shareholders and Related Party Transactions". Except as set forth in this table, none of our directors or executive officers is the beneficial owner of more than 1% any class of our capital stock or options representing the right to purchase more than 1% of any class of our capital stock.

EMPLOYEES

     As of December 31, 2003, we had 5,267 employees, 2,167 of which were sales representatives for our Pharma, HBA/Other Products, General Merchandise and Other Products, Publications and Office Products business divisions, 859 of which were administrative employees and 2,241 of which were operational employees. The significant majority of our employees are represented by unions. We believe that our relations with our employees and the unions to which they are affiliated are good. In 2003 the number of employees increased 1.76% compared to 2002, mainly due to the restructuring of some of our divisions, as well as to the implementation of our commercial strategies.

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

THE PENSION FUND

     We recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all the participating employees in accordance with Mexico's Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel, after completing fifteen years of service, and calculated based on the number of years worked. Retirement pensions are granted to all personnel having completed at least ten years of service and have reached sixty-five years of age. We are required to pay certain severance benefits to employees that are dismissed without proper cause. These payments for non-substitute indemnification of retirement pensions are expensed when paid.

     Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor Obligations" issued by the MIPA. This method is virtually identical to the method under U.S. GAAP.

     We have created a fund placed in irrevocable trusts at a financial institution to meet the labor obligations referred to above. Contributions to these funds are determined annually by an actuarial calculation prepared by an accounting firm and approved by our Board of Directors. We believe that obligations under these trusts are closely monitored by their trustee.

     During 2001, 2002, and 2003, contributions to the fund based on actuarial computations amounted to Ps. 8.0 million, Ps. 4.27 million and Ps. 10.0 million (Ps. 8.73 million, Ps. 4.44 million and Ps. 10.0 million at fiscal year-end constant Mexican pesos, respectively). As of December 31, 2001, 2002, and 2003, fund assets consisted primarily of investments in equity securities, as well as investments in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

     The relevant information of the study performed by independent actuaries, with regard to our retirement pension and seniority premiums, is summarized below. The rates referred with regard to actuarial assumptions are stated in real terms (nominal rates at market discounted for inflation).

                                                   DECEMBER 31,
                                        ---------------------------------
                                              2002               2003
                                        ---------------    --------------
                                       (THOUSANDS OF CONSTANT MEXICAN PESOS
                                             AS OF DECEMBER 31, 2003)
LABOR LIABILITY
Vested benefit obligation                   Ps.  81,753      Ps.109,494
Non-vested benefit obligation                    13,856          20,379
                                        ---------------    --------------

Accumulated benefit obligation                   95,609         129,873
Additional benefit related to future
compensation increases                           39,165          10,042
                                        ---------------    --------------

Projected benefit obligation                    134,774         139,915
Fair value of plan assets                       (42,619)        (48,063)
                                        ---------------    --------------

Unfunded projected benefit obligation            92,155          91,852
Unrecognized net transition obligation          (45,677)        (41,922)
Negative amendments                               5,255          16,092
Unrecognized net loss                           (42,134)        (45,721)

UNFUNDED ACCRUED PENSION COST
AND SENIORITY PREMIUMS TO BE RECOGNIZED
UNDER U.S. GAAP AND MEXICAN GAAP           PS.   19,599      PS. 20,301
                                        ===============    ==============

COMPONENTS OF THE NET PERIODIC COST
Service cost                               Ps.    5,755      Ps.  4,606
Interest on projected benefit obligation          7,677           7,985
Expected return on plan assets                   (4,320)         (3,837)
Amortization of unrecognized obligations          3,478           3,452
Amortization of amendments                         (863)           (957)
Amortization of losses                            1,976           1,554
Effect of reduction and/or curtailment
 on benefit obligations                           2,178               -
                                        ---------------    --------------
NET PERIODIC COST UNDER U.S. GAAP
AND MEXICAN GAAP                           Ps.    5,881      Ps. 12,803
                                        ===============    ==============

ASSUMPTIONS (REAL RATES)
Discount rate                                        6%              6%
Salary increase rate                                 2%              2%
Return on plan assets                                8%              8%

CHANGE IN PROJECTED BENEFIT OBLIGATION

Expected projected benefit obligation at
beginning of year                          Ps.  117,382      Ps.134,774

Actual projected benefit obligation
at beginning of year                            121,152         133,262

Service cost                                      5,755           4,606

Interest cost                                     7,677           7,985

Actuarial loss                                   14,204         (15,699)

Benefits paid                                   (14,014)          9,761
                                        ---------------    --------------
Projected benefit obligation at end
of year                                    Ps.  134,774      Ps.139,915
                                        ===============    ==============

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
of year                                    Ps.   57,457      Ps. 42,619
Actual return on plan assets                     (5,346)        (14,318)
Employer contributions                            4,523          10,000
Benefits paid                                   (14,015)          9,761
                                        ---------------    --------------
Fair value of plan assets at end of year   Ps.   42,619      Ps. 48,063
                                        ===============    ==============

Funded status                              Ps.   92,155      Ps. 91,852
Unrecognized net transition obligation          (45,677)        (41,922)
Negative amendments                              15,255          16,092
Unrecognized net loss                           (42,134)        (45,721)
                                        ---------------    --------------
Unfunded accrued pension cost and
seniority premium to be recognized
under U.S. GAAP and Mexican GAAP           Ps.   19,599      Ps. 20,301
                                        ===============    ==============

AMOUNTS RECOGNIZED IN THE STATEMENT OF
FINANCIAL POSITION CONSIST OF:
Unfunded accrued pension cost and
seniority premium to be recognized         Ps.   19,599      Ps. 20,301

Accrued benefit liability                       (36,796)        (65,713)

Intangible asset                                 33,515          31,364
Accumulated other comprehensive
Income                                            3,281          34,349
                                        ---------------    --------------
Net amount recognized                      Ps.   19,599      Ps. 20,301
                                        ===============    ==============

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

PRINCIPAL SHAREHOLDERS

     All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2004, which was 265,419,360. As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2004, which was 14,729,720. We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption "Item 9. Offer and Listing Details-Share Repurchases." Currently, there are no arrangements known to us that could result in a change of control of the Company.

     As of May 31, 2004, our controlling shareholder directly and beneficially owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock. Our controlling shareholder does not have special or different voting rights. As of May 31, 2004, approximately 10.14% of our Ordinary Shares were held through ADSs by 36 record holders.

     The following table shows information, as of May 31, 2004, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.


                                                           NUMBER OF ORDINARY       PERCENTAGE
NAME                                                        SHARES OWNED(1)           STAKE
----------------------------------------------------------------------------------------------

Isaac Saba Raffoul.....................................       225,606,456                85%
Directors, executive officers and key employees(2).....       225,606,456                85%
Total..................................................       225,606,456                85%


     (1) Does not include Ordinary Shares directly held by funds advised by Internacional de Capitales, S.A. de C.V., an investment advisory firm that renders investment advisory services to funds that invest in securities of Latin American and emerging market issuers. Shares held directly by these funds as of May 31, 2004 represented less than 3% of our issued and outstanding capital stock as of that date. Agustin Rodriguez Legorreta and Raul Fernandez Diaque, two members of our Board of Directors, render investment advisory services to these funds in their capacity as investment advisors of Internacional de Capitales, S.A. de C.V.

     (2) The only director, executive officer and/or key employee who owns Ordinary Shares or ADSs is Isaac Saba Raffoul, our controlling shareholder. This number of shares owned is based on information provided by Mr. Saba.

ACQUISITION OF OUR COMPANY

     On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange. This tender offer expired on February 1, 2000, upon which Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder. The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under "Item 4. Information on the Company - History and Development of the Company."

     Following the completion of the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, appointed new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. As part of our financial restructuring, the net proceeds received by certain members of the Autrey family from the tender offer were deposited into a special purpose trust in benefit of our creditors in order to repay a substantial portion of our restructured indebtedness. See "Item 4. Information on the Company-History and Development of the Company" and "Item 5. Operating and Financial Review and Prospects-Indebtedness."

RELATED PARTY TRANSACTIONS

     In 2003 we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below. Exclusively for purposes of this discussion, the term "related party" includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries. Conflicts of interest are inherent in transactions with related parties. See
Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

     All related party transactions we engage in are previously submitted to the Audit Committee, and are subject to thorough evaluation, which results in the determination of the terms and conditions under which the transactions shall be carried out. During this evaluation period, the Audit Committee makes relevant market research and obtains quotations from several different non related parties that render the exact or similar services to those intended to be performed by the related party with which the transaction is intended. Once the research is concluded, the Audit Committee prepares the guidelines that must be observed in establishing the terms of the related party transactions and submits its evaluation to the Board of Directors and to our shareholders. This procedure enables the company to obtain objective information as to the competitive market prices and conditions and therefore, guarantees that the transactions entered with related parties are at all times entered into at arm's length terms.

TRANSACTIONS AND ARRANGEMENTS WITH AFFILIATES AND RELATED PARTIES OF OUR DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS EFFECTIVE DURING 2003

     LEASES. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder. During 2002 and 2003, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement. In 2003, we expensed Ps. 4.5 million in respect of this lease. We believe that this lease was entered into the ordinary course of business, was made at arm's length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

     SERVICES. In 2002, one of our subsidiaries, Serivicios Corporativos Casa Saba, S.A. de C.V. entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity owned and controlled by our controlling shareholder. Services pursuant to this agreement were also provided to us in 2003. In 2003, we expensed Ps. 10.38 million in respect of services rendered by Aero Xtra, S.A. de C.V. This contract was entered into the ordinary course of business, and was made at arm's length terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

     LEGAL AND ADVISORY SERVICES. During 2003, Mijares, Angoitia, Cortes y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortes y Fuentes, S.C., is the secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

     TAX ADVISORY SERVICES. During 2003, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future. Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

     As of December 31, 2003, the receivable balance from and (payable) balance to related parties was as follows:

                                                      2003
                                               -----------------
          Aeroxtra, S.A. de C.V.               Ps.   3.5 million
          Xtra Inmuebles, S.A. de C.V.                  -
                                               -----------------
                                               Ps.   3.5 million
                                               =================

     The receivable balance from Aero Xtra, S.A. de C.V. represents services paid in advance and interest accrued thereon. The balance was included in line item "Accounts receivable, net".

ITEM 8.  FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and "Index to Consolidated Financial Statements", which are incorporated herein by reference.

MATERIAL LEGAL PROCEEDINGS

     As of December 31, 2003, there were no existing material legal proceedings that could have a significant effect on the Company's financial position or profitability.

     DIVIDEND POLICY

     Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See "Item 3. Key Information - Risk Factors - Risk Factors Related to our Securities - Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends". We do not have a specific dividend policy. Depending on the results and condition of our business, dividends for a specific year would be paid to the extent such payment would not impair our ability to invest and grow. Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.

     SIGNIFICANT CHANGES

     Since the date of our annual financial statements, no significant change in our financial information has occurred.

ITEM 9. OFFER AND LISTING DETAILS

     TRADING HISTORY OF ORDINARY SHARES AND ADSS

     Since December 7, 1993, our Ordinary Shares have been listed and trade on the Mexican Stock Exchange under the symbol "SAB" and our American Depositary Shares, or ADSs, have been listed and trade on the New York Stock Exchange, or NYSE, also under the symbol "SAB". The ADSs were issued pursuant to a Deposit Agreement, dated December 1, 1993, as amended, among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of our ADSs. Each ADS represents ten Ordinary Shares. On December 11, 2002, we entered into an Amended and Restated Deposit Agreement pursuant to which The Bank of New York was appointed as successor depositary to Morgan Guaranty Trust Company of New York.

      The table below shows, for the five most recent full financial years ending on December 31, 2003, the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange.

                                          PESOS PER ORDINARY SHARE(1)
                                      ------------------------------------
                                            HIGH              LOW
                                      ----------------- ------------------

1999.............................           Ps.   8.50       Ps.    2.80

2000.............................           Ps.  10.10       Ps.    6.50

                                          PESOS PER ORDINARY SHARE(1)
                                      ------------------------------------
                                            HIGH              LOW
                                      ----------------- ------------------

  First Quarter..................                 9.48              6.80
  Second Quarter.................                 9.00              6.50
  Third Quarter..................                10.10              8.78
  Fourth Quarter.................                10.10              8.00

2001.............................           Ps.   8.99       Ps.    3.69
  First Quarter..................                 8.10              6.00
  Second Quarter.................                 8.99              4.73
  Third Quarter..................                 6.00              4.70
  Fourth Quarter.................                 5.80              3.69

2002.............................           Ps.  12.40        Ps.   6.52
  First Quarter..................                 7.75              6.52
  Second Quarter.................                10.30              7.20
  Third Quarter..................                 9.03              7.00
  Fourth Quarter.................                12.40              7.40

2003:                                       Ps.  13.30        Ps.  10.00
  First Quarter..................                12.09             10.50
  Second Quarter.................                12.50             10.00
  Third Quarter..................                13.30             12.30
  Fourth Quarter.................                13.10             11.90

2004:
  First Quarter..................           Ps.  14.40        Ps.  12.80
  January........................                13.40             12.80
  February.......................                13.60             13.45
  March..........................                14.40             13.60
Second Quarter
(through June 15, 2004)
  April..........................           Ps.  14.50        Ps.  14.30
  May ...........................                14.70             14.70
  June (through June 15, 2004)...                14.70             14.70

--------------------
   (1)  Source:  Infosel, S.A. de C.V. or Infosel


     The table below shows, for the periods indicated, the high and low sales prices in U.S. Dollars for our ADSs on the NYSE.


                                          DOLLARS PER ORDINARY SHARE(1)
                                      ------------------------------------
                                            HIGH              LOW
                                      ----------------- ------------------


1999.............................     U.S.$       9.13     U.S.$    2.81

2000.............................     U.S.$      11.00     U.S.$    6.38
  First Quarter..................                10.00              7.13
  Second Quarter.................                 9.19              6.38
  Third Quarter..................                11.00              9.50
  Fourth Quarter.................                10.06              8.13

2001.............................     U.S.$       8.35     U.S.$    5.05
  First Quarter..................                 8.35              6.85
  Second Quarter.................                 7.35              5.20
  Third Quarter..................                 6.20              5.05
  Fourth Quarter.................                 6.50              5.50

2002.............................     U.S.$      12.51     U.S.$    6.60
  First Quarter..................                 8.75              6.60
  Second Quarter.................                10.95              7.90
  Third Quarter..................                 9.45              7.20
  Fourth Quarter.................                12.51              7.05

2003:                                 U.S.$      12.50      U.S.$   9.40
  First Quarter..................                11.65              9.70
  Second Quarter.................                11.90              9.40
  Third Quarter..................                12.50             11.50
  Fourth Quarter.................                11.60             10.45

2004:                                 U.S.$                U.S.$
  First Quarter..................                13.01             11.40
  January........................                12.65             11.40
  February.......................                12.66             12.00
  March..........................                13.01             12.34
Second Quarter
(through June 15, 2004)
  April..........................     U.S.$      13.00     U.S.$   12.66
  May ...........................                12.78             12.16
  June (through June 15, 2004)...                12.50             12.50

--------------------
   (1)  Source:  Bloomberg, Infosel

     Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Developments in Mexico-Economic and Political Developments in Mexico May Adversely Affect Our Business." There can be no assurance that prices of our Ordinary Shares and our ADSs will, in future, be within the ranges set forth above. As of May 31, 2004, there were 265,419,360 Ordinary Shares issued and outstanding, approximately 10.14% of which were held in the form of ADSs.

     TRADING ON THE MEXICAN STOCK EXCHANGE

OVERVIEW

     The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anonima de capital variable. Securities trading on the Mexican Stock Exchange occurs from 8:30 am to 3:00 pm Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been effected electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility. Under current regulations, this system applies to the ADSs. However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

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

TRADING ON THE NEW YORK STOCK EXCHANGE

     Since December 7, 1993, our ADSs have been listed on the NYSE. Each ADS represents ten Ordinary Shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. ADRs evidencing ADSs may be issued by The Bank of New York, as depositary, pursuant to the Amended and Restated Deposit Agreement dated as of December 11, 2002 among Grupo Casa Saba, The Bank of New York and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

     As of May 31, 2004, approximately 10.14% of the Ordinary Shares were publicly held through ADRs in the NYSE. Holders of ADRs have voting rights with respect to the underlying shares. In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depository on the manner in which the underlying shares are to be voted.

     SHARE REPURCHASES

     In April 1998 and April 1999, our shareholders approved the allocation of retained earnings form a reserve amounting to Ps.200.00 million and Ps.500.0 million (Ps.279.9 million and Ps.60.6 million in constant Pesos as of December 31, 2003 to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors. At our annual shareholders' meeting, which was held on April 22, 2003, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases. Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

     Pursuant to our share repurchase program, we may repurchase Ordinary Shares on the Mexican Stock Exchange at the prevailing market price. Upon the repurchase of Ordinary Shares, we must reduce the number of Ordinary Shares outstanding by the number of Ordinary Shares repurchased. Pursuant to our share repurchase program, we repurchased 13,433,000 Ordinary Shares during 1998 and 3,003,720 Ordinary Shares during 1999. Since then, we have not repurchased any additional ordinary shares.

     When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold. We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999. As of December 31, 2003, 14,729,720 repurchased Ordinary Shares were held in our treasury. We are currently in the process of evaluating various alternatives regarding the resale or redemption of the Ordinary Shares held in our treasury.

     We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases. For a description of the amendments relating to share repurchases, see "Item 10. Additional Information-Bylaws-Other Provisions-Share Repurchases."

ITEM 10. ADDITIONAL INFORMATION

     AMENDMENTS TO MEXICAN SECURITIES MARKET LAW

     The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001. Some of these amendments have not yet been implemented by governmental regulations, however, we have amended our bylaws in order to reflect certain of these amendments. See "Item 3. Key Information-Risk Factors-Risk Relating to Our Securities-The Protections Afforded to Minority Shareholders Under Mexican Law Are Different From Those in the United States."

     Among other changes, our bylaws state that we must:

     o establish a Board of Directors with at least five and not more than twenty members and alternate members, of which 25% must qualify as "independent directors" as defined under Mexican law;

     o adopt specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and corporate transactions out of the ordinary course of business; and

     o    provide additional protections for minority shareholders.

     In addition, the Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See "-Bylaws-Other Provisions-Appraisal Rights and Other Minority Protections" below in this item. Under the new law, issuers are not permitted to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are converted into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations.

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

     On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds. Subject to certain exceptions, any acquisition of shares of an issuer which increases the acquiror's ownership to 10% or more, but no more than 30%, of the issuer's outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange no later than the day following the acquisition. In addition, any intended acquisition of shares of an issuer which increases the potential acquiror's ownership to 30% or more, but no more than 50%, of the issuer's voting shares requires the potential acquiror to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of an issuer which increases the potential acquiror's ownership to more than 50% of the issuer's voting shares requires the potential acquiror to make a tender offer for 100% of the outstanding capital stock.

     BYLAWS

     In 2003, as a result of the amendments to the Securities Market Law in Mexico all listed companies were required to incorporate certain provisions to their corporate by laws. As a consequence, on December 2003, the Shareholder's Meeting approved to amend the bylaws of Grupo Casa Saba in order to comply with the new provisions. Most of the changes related to corporate governance provisions and focused on the need to have independent directors.

     Set forth below is a brief summary of some significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see "Item 6. Directors, Senior Management and Employees."

ORGANIZATION AND REGISTER

     Grupo Casa Saba, S.A. de C.V., is a sociedad anonima de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Corporations Law on November 11, 1982. Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws, and which includes, among others, the following: (i) to promote, incorporate, organize, exploit and participate in the capital stock and assets of all type of commercial or civil companies, associations or industrial, commercial, service or other concerns, both domestic and foreign, and participate in the management or liquidation thereof; (ii) to manufacture, produce, purchase, sell, process, distribute, export and import all types of products permitted by law and, generally, all types of domestic or foreign goods or merchandise, whether in the form of raw materials, semi-finished or finished products and whether pre-assembled or unassembled, and to trade them in any manner whatsoever either for its account or the account of others; (iii) to acquire, transfer and, generally, negotiate with all types of shares of stock, partnership interests and securities; (iv) provide, contract and receive all types of technical, consulting and advisory services, and enter into contracts or agreements in connection therewith; (v) to enter into all types of agreements with the Federal Government or any local governments or public or private entities, individuals or corporations, whether domestic or foreign;
(vi) to issue, subscribe, accept, endorse and guarantee credit instruments, securities and other instruments permitted by law; (vii) to acquire, transfer, lease, sublease and permit the use, enjoyment, disposition or, generally, exploitation of all types of personal and real property, including their parts or appurtenances; (viii) to provide or receive all types of technical and professional assistance and services; (ix) to obtain and grant all types of loans, providing and receiving specific guaranties thereof; issue debentures and notes; accept, draw, endorse or guarantee all types of credit instruments and other documents evidencing credit rights, and grant all types of bonds or guaranties with regard to the obligations assumed or the instruments issued or accepted by third parties; and (x) generally, to carry out all types of commercial transactions and enter into all types of contracts, agreements and transactions of any nature whatsoever, in accordance with the law.

     DIRECTORS. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without its vote. In addition, any member of our Board that votes on a transaction in which his interest conflict with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board or any committee of our Board. We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors: (i) all transactions between the Company and any of its Subsidiaries or any related party as such term is defined under the Mexican Securities Market Law;
(ii) the purchase or shale of assets by any Subsidiary representing 10% (ten per cent) or more of the Company's total assets; and (iii) the granting of loans by any Subsidiary exceeding 30% (thirty per cent of the total value of the Company's assets. Members of our Board, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest. Members of our Board, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest.

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

     Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholder's meeting and have the right to appoint our Board of Directors.

     General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters listed in Article 182 of the Mexican Corporations Law and our bylaws, including the extension of the Company's duration, changes to the corporate purpose, change of the Company's jurisdiction of incorporation, amendments to the corporate bylaws, dissolution, liquidation or spin-offs, issuance of securities, mergers and transformation of our mercantile regime and increases and reductions in the fixed portion of our capital stock. In addition, our bylaws require an extraordinary general meeting to approve the cancellation of the Ordinary Shares listing with the securities and/or special sections of the National Registry of Foreign Investment ("NRFI"), as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities represented our Ordinary Shares, such as our ADSs, are registered. General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

     The procedure that must be followed in order to call upon a shareholders meeting is provided for in the General Corporations Law, the Securities Market Law and the Company's bylaws, which incorporate the provisions set forth in the mentioned laws.

     In terms of the above regulations and our bylaws, the shareholders meetings shall be called upon by our Board of Directors or the Statutory Examiner. Any shareholder or group of shareholders representing at least 10% of the capital stock may request that a shareholders meeting is called upon. If after 15 days following the request such call has not been made, the shareholder or shareholders may appear before a judge within the Company's jurisdiction who shall call upon such meeting as requested by the shareholder(s).

     Calls for the general ordinary shareholders meetings must be published in the Official Federal Gazette or in one major newspaper sold within our corporate domicile, at least 15 days prior to the date in which the meeting is to be held. Extraordinary shareholders meetings may be called as described above, although calls for such meetings may be published with at least 8 days prior to the meeting.

     In order for any shareholder to attend a shareholders meeting, a shareholder must demonstrate its title to the shares, and only such persons registered as shareholders in the stock registry book of the Company shall be deemed as shareholders. Once the shareholder of record demonstrates its title to the shares, it shall obtain an admission pass for the meeting, which shall be required in order to be admitted at the corresponding meeting. The admission pass shall be delivered to such shareholders that request the pass in writing to the Secretary of the Board of Directors at least 24 hours prior to the meeting, and deliver to the Secretary their share certificates or the corresponding certificate form the depositary of the shares, as it may be the case.

     Holders of ADR's have the same rights as holders of ordinary shares. They are entitled to direct the vote of the shares underlying their ADR's by means of instructing the ADR's Depositary who must ensure that the requirements set forth in the above paragraphs for assistance at shareholders' meetings are met. ADR's holder also have all economic rights inherent to the ordinary shares that underlie their respective ADR's, such as the right to receive dividends.

DIVIDEND RIGHTS

     At our annual ordinary general shareholders' meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve. After this allocation, the remainder of our net profits will be available for distribution as dividends. Additionally, and prior to the distribution of dividends, Mexican companies are required to contribute 10% of our yearly taxable profits, to our employees, however, please note that the Company has no direct employees as of this date, only its subsidiaries. See "Item 10. Additional Information-Employee Profit Sharing."

     Decisions regarding the payment and amount of dividends are subject to approval by the holders of our Ordinary Shares, generally, but not necessarily, on the recommendation of our Board of Directors. Our controlling shareholder owns 85% of the authorized, issued and outstanding Ordinary Shares, and for so long as it continues to do so, it will have, as a result of such ownership, the ability to determine whether dividends are to be paid and the amount of such dividends. See "Item 3. Key Information-Dividends" and "Item 3. Key Information-Risk Factors-Risk Factors Relating to Our Securities-Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends."

     In accordance with Mexican law, shareholders have 5 years to claim their dividends, beginning on the date the dividends are declared payable. If the dividends are not collected during such period, a shareholder's right to claim the dividend is extinguished.

LIMITATION ON CAPITAL INCREASES

     Our bylaws require that any capital increase is represented by new shares of each series of our capital stock in proportion to the number of each series outstanding shares. All increases in the capital stock of the Company must be approved by the general shareholders meeting. When the increase is to the fixed portion of the capital stock, then the general extraordinary shareholders meeting must approve of it. If the increase is to the variable portion of the capital stock, then the general ordinary shareholders meeting must approve.

PREEMPTIVE RIGHTS

     In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain its existing proportionate holdings of Ordinary Shares. Shareholders must exercise their preemptive rights within the time period fixed by our shareholders at the meeting approving the issuance of additional Ordinary Shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federaci{o'}n, Mexic{o'}s official newspaper, and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share. U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional Ordinary Shares. See "Item 3. Key Information-Risk Factors-Risk Factors Relating to Our Securities-Preemptive Rights May Be Unavailable to Holders of Our ADSs. "

     FORFEITURE OF SHARES. As required by Mexican law, our bylaws provide that for Ordinary Shares, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

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

     In the opinion of Mijares, Angoitia, Cort{e'}s y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in us. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

     EXCLUSIVE JURISDICTION. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

     DURATION. Our corporate existence under our bylaws continues until 2099.

     DISSOLUTION OR LIQUIDATION. Upon any dissolution, liquidation or split-up of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders' meeting to wind up our affairs. In the event of a surplus upon a dissolution, liquidation or split-up, a pro rata payment per Ordinary Share will be made to each of our shareholders.

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

     DELISTING. In the event that the we decide to cancel the registration of our shares with the Mexican Securities Registry or if the CNBV orders this deregistration, our shareholders who are deemed to have control, will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have control are those that own a majority of our common shares, have the ability to control our shareholders' meetings, or have the ability to appoint a majority of the members of our Board of Directors. The price of the offer to purchase will generally be the higher of: the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made; and, the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

     In accordance with the applicable regulations, in the event that our controlling shareholders are unable to purchase all of our outstanding shares pursuant to a tender offer, they must form a trust and contribute to it the amount required to secure payment of the purchase price offered pursuant to the tender offer to all of our shareholders that did not sell their shares pursuant to the tender offer. The trust may not exist for a period longer than six months.

     Controlling shareholders are not required to make a tender offer if the deregistration is approved by 95%of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed 300,000 UDIs, Mexico's investment deposit units. Nonetheless, the trust mechanism described in the previous paragraph still must be implemented. Five business days prior to the commencement of the offering, our Board of Directors must make a determination with respect to the fairness of the offering, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price. If the Board of Directors is precluded from making this determination as a result of a conflict of interest, the board's resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

     MODIFICATION OF SHAREHOLDERS' RIGHTS. The rights appurtenant to our Ordinary Shares may only be modified through a resolution adopted by at least 50% of our outstanding Ordinary Shares acting at a general extraordinary shareholders' meeting.

     APPRAISAL RIGHTS AND OTHER MINORITY PROTECTIONS. Whenever our shareholders approve an amendment to our corporate purpose, jurisdiction of organization or the transformation of our corporate form, any dissenting shareholder is entitled, in terms of the General Corporations Law, to request the separation from the Company and receive the amount of his share participation in the Company through the reimbursement of its shares. The dissenting shareholder must exercise its appraisal rights 15 days following the conclusion of the shareholders meeting in which the matter was approved.

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

     In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules. We are also exempt from some of the corporate governance requirements of the New York Stock Exchange.

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

     In addition, as of June 1, 2001, the Mexican Securities Market Law was amended to heighten to the protections afforded to minority shareholders under Mexican law. In accordance with these amendments, we have amended our bylaws to include a number of minority protections. These minority protections include provisions that permit:

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

     We are organized under the laws of Mexico. Substantially all of our directors and executive officers reside outside of the United States, all or a significant portion of the assets of our directors and executive officers reside outside of the United States and substantially all of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these individuals. It may also be difficult for investors to enforce against these individuals, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against these individuals in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely on U.S. federal securities laws. We have been advised by our Mexican counsel, Mijares, Angoitia, Cort{e'}s y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

     MATERIAL CONTRACTS

     We are not a party to any material contract out of the ordinary course of business.

     EXCHANGE CONTROLS AND RESTRICTIONS ON FOREIGN INVESTMENT

     In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. Dollars or other currencies. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future.

     For a description of exchange rate information, see "Item 3. Key Information-Exchange Rate Information."

     Ownership by non-Mexicans of securities issued by Mexican Corporations is regulated by the Ley de Inversi{o'}n Extranjera, or the Foreign Investment Law, and the Reglamento de la Ley de Inversi{o'}n Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Foreign Investment Regulations.

     The Comisi{o'}n Nacional de Inversiones Extranjeras, or the Foreign Investment Commission, is responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations.

     The Foreign Investment Law, as amended, provides that the Company may have up to 100% of foreign participation without requiring any government authorizations.

     The Foreign Investment Law also requires us to register any foreign owner of our Ordinary Shares, including the depositary for our ADSs, with the National Registry of Foreign Investment or the NRFI. We have registered The Bank of New York, the depositary for our ADSs, for this purpose.

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

     This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

     o    the Income Tax Law,

     o    the Federal Tax Code, and

     o the Tax Treaty between Mexico and the U.S. to which we refer as the Tax Treaty.

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

     DIVIDENDS. Dividends, either in cash or in any other form, paid with respect to the Ordinary Shares underlying the ADSs, are no longer subject to a Mexican withholding tax, so long as certain requirements are met.

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

     Sales or other dispositions of Ordinary Shares made in other circumstances would be subject to Mexican income tax. However, under the Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of Ordinary Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of the our outstanding shares within the 12- month period preceding such sale or disposition. Gains realized by other Holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     GENERAL. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by:

     o    a citizen, or resident of the United States;

     o a corporation (or entity taxable as a corporation) organized or created in the United States or any political subdivision thereof, as the case may be;

     o an estate the income of which is subject to United States federal income tax regardless of its source or

     o a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust

(each a "U.S. Holder"). This section applies only to holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the "Code"). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons holding ADSs or Ordinary Shares, as part of a hedge, straddle, conversion or other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trusts (REITs), regulated investment companies (RICs), tax-exempt entities, United States expatriates, corporations owning at least 10% of the total combined voting power of our stock or U.S. Holders who hold ADSs or Ordinary Shares, as the case may be, for 15 or fewer days during the 30-day period beginning 15 days before an ADS becomes ex-dividend.

     If a partnership holds ADSs or Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ADSs or Ordinary Shares should consult his, her or its own tax advisor.

     Investors should consult their tax advisors with respect to the tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares including consequences under foreign, state and local tax laws.

     For U.S. Federal income tax purposes, a U.S. Holder of an ADS generally will be treated as the beneficial owner of ten Ordinary Shares.

     TAXATION OF CASH DISTRIBUTIONS AND DISTRIBUTIONS OF STOCK. The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that you receive with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be includible in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares. Depending on the amount of the dividend and the amount of the U.S. Holder's tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner. To the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our earnings and profits ("E&P"), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends.

     The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends received by U.S. Holders that are individuals to 15 percent (5 percent for individuals in the lower tax brackets and 0 percent for these taxpayers in 2008) (the "Reduced Rate"), so long as certain holding period requirements are met. The Reduced Rate applies to dividends received after December 31, 2002 and before January 1, 2009. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a Qualified Foreign Corporation ("QFC") within the meaning of the Act and must not be a foreign investment company (a "FIC"), a passive foreign investment company (a "PFIC"), or a foreign personal holding company

(a "FPHC") in either the taxable year of the distribution or the preceding taxable year. We believe that we are, and will continue to be, a QFC. As a result, dividends received by individual U.S. Holders before January 1, 2009 will generally constitute qualified dividend income ("QDI") for U.S. Federal income tax purposes and taxable at rates applicable to net capital gains (see "Taxation of Sale or Other Disposition"), provided that certain holding period and other requirements are satisfied. There can be no assurance, however, that we will continue to be considered a QFC or that we will not be classified as a FIC, a PFIC or a FPHC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is an individual is urged to consult their tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

     Because we are not a U.S. corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

     To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder's basis in their ADSs or Ordinary Shares, and will reduce such U.S. Holder's basis in the ADSs or Ordinary Shares on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares). To the extent that the distributions exceed the U.S. Holders' basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized gain on the sale or disposition of the ADSs or Ordinary Shares (see "Taxation of Sale or Other Disposition," below).

     We anticipate that any distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be includible in a U.S. Holder's gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the ADS Trustee receives the dividend. It is expected that the ADS Depository will, in the ordinary course, convert pesos received by it as distributions on the ADSs into U.S. dollars. To the extent that the ADS Trustee does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purposes, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted o and the "spot" exchange rate in effect at the time the distribution is taken into account and any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

     Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for foreign tax withheld (if any) from dividends received in respect of the ADSs or Ordinary Shares, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or Ordinary Shares, as applicable, generally will be "passive income" or, in the case of certain types of U.S. Holders, "financial services income" and therefore any U.S. Federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such U.S. Holders may have from foreign source income not qualifying as passive income or financial service income, respectively. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

     Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being "Old Stock"), that are pro rata with respect to their holdings of Old Stock will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Common Shares, Ordinary Shares and ADSs). The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder's adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

     TAXATION OF SALE OR OTHER DISPOSITION. Unless a nonrecognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder's basis in the ADSs or Ordinary Shares. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to federal income taxes at a maximum rate of 15% for taxable years beginning before January 1, 2009 (and 20% thereafter). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from sources within the U.S.

     For cash basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to such ADSs or Ordinary Shares as determined on the settlement date of such sale or other taxable disposition.

     Accrual basis U.S. Holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. Accrual basis U.S. Holders who or which do not elect to be treated as cash basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. Dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, and the date of payment. Any such currency gain or loss generally will constitute gain or loss from sources within the U.S. and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of ADS or Ordinary Shares, as applicable.

     DEPOSITS, WITHDRAWALS AND PRE-RELEASES. Deposits and withdrawals by U.S. Holders of Ordinary Shares in exchange for ADSs and of ADSs in exchange for Ordinary Shares will not be subject to any U.S. Federal income tax. The U.S. Treasury Department, however, has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are not consistent with the claiming of foreign tax credits by the holders of the applicable ADSs. Accordingly, the analysis of the credibility of Mexican taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.

     UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. In general, information reporting requirements will apply to payments of dividends on ADSs or Ordinary Shares and the proceeds of certain sales of ADSs or Ordinary Shares in respect of U.S. Holders other than certain exempt persons (such as corporations). A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the U.S. Holder fails to report in full all dividend and interest income and the U.S. Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder's U.S. Federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the U.S. Internal Revenue Service.

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

     If we were classified as a FPHC, a portion of our "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) would be imputed to all of our shareholders who are U.S. Holders on the last taxable day of our taxable year, or, if earlier, the last day on which we were classified as a FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their ADSs or Ordinary Shares prior to such date would not be subject to tax under these rules. In addition, if we were classified as a FPHC, our dividends would no longer be eligible for the Reduced Rate. U.S. Holders should consult their tax advisors as to the likelihood of our being classified as a FPHC and the consequences of our being so classified under these rules.

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

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

     INTEREST RATE RISK

     We are subject to market risks due to interest fluctuations in Mexico. In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider to do so in the future, to reduce our exposure to interest rate risks. We do not have any long-term debt outstanding that is subject to interest rate risk. We currently are not a party to any arrangements to reduce our exposure to interest rate risk.

     FOREIGN EXCHANGE RATE RISK

     As of December 31, 2003 all of our indebtedness was Peso-denominated, and given this fact, we currently do not have a net monetary position in U.S. Dollars. As a result, we are not currently subject to foreign exchange rate risk fluctuations. To the extent that we incur U.S. Dollar-denominated indebtedness in the future, we would be subject to foreign exchange rate risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, the Company's management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on such evaluation, such officers have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. During 2003, there were no significant changes in the company's internal controls or in other factors that could significantly affect such controls.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     At our annual ordinary shareholders' meeting in April 2004, our shareholders elected the following individuals as members of the Audit
Committee: by Mr. Agustin Rodriguez Legorreta, Mr. Raul Fernandez Diaque and Mr. Manuel Saba Ades. The "audit committee financial expert" within the meaning of this Item 16A, is Mr. Raul Fernandez Diaque.

ITEM 16B.  CODE OF ETHICS

      We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.casaba.com. Since its adoption, our Code of Ethics has not been amended and no waivers have been granted thereunder, however, any amendment to the Code of Ethics or waiver thereto shall be disclosed on our web site at the same address.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES. The firm Salles Sainz-Grant Thornton, S.C., is our external auditor. The firm was appointed by the shareholders meeting and was hired to render tax and financial audit and due diligence services as well as to prepare Grupo Casa Saba's audited consolidated financial statements. The fees paid to this firm for the services rendered in 2003 and 2002 amounted to Ps. $3.4 million and Ps. $2.8 million respectively.

     TAX ADVISORS. Chevez, Ruiz Zamarripa, S.C. is the firm hired by us to provide tax advisory services. The fees paid to this firm for the services rendered in 2003 and 2002 amounted to Ps. $2.1 million and Ps. $3.50 million.

     PRE-APPROVAL POLICIES AND PROCEDURES. Our Audit Committee has not adopted pre-approval policies and procedures under which all non-audit services provided by our external auditors must be pre-approved by the Audit Committee, however, any matter than is submitted to the Audit Committee for approval must be approved at a meeting and informed to the members of our Board of Directors.

ITEM 16D.

     Not applicable.

ITEM 16E.

     Not applicable.

                                   PART III

ITEM 17.  FINANCIAL STATEMENTS

     Grupo Casa Saba has responded to Item 18 in lieu of Item 17.

ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements, together with the report of Salles S{a'}inz-Grant Thornton, S.C. thereon, are filed as part of this Annual Report.

                                                                        Page
                                                                        ----
Index to Consolidated Financial Statements                              F-1

Report of Independent Certified Public Accountants                      F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002            F-3

Consolidated Statements of Income for each of the years ended           F-4
December 31, 2000, 2001 and 2002

Consolidated Statements of Stockholders' Equity for the years ended     F-5
December 31, 2000, 2001 and 2002

Consolidated Statements of Changes in Financial Position for the        F-6
years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements                              F-7

All supplementary schedules relating to the Registrant are omitted because they are not required or because the required information, where material, is contained in the audited consolidated financial statements or notes thereto.

ITEM 19.  EXHIBITS

     The documents filed as an exhibit to this annual report are as follows:


Exhibit
Number                                  Description of Exhibits
-------                                 -----------------------
  1.1   Amended and Restated Bylaws (estatutos sociales) of the Registrant, dated as of April 25, 2002 in
        Spanish, together with an English translation

  8.1   List of Subsidiaries of the Registrant.

 12.1   Certification of the Principal Executive Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section
        302 of the Sarbanes-Oxley Act of 2002.

 12.2   Certification of the Principal Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section
        302 of the Sarbanes-Oxley Act of 2002.

 13.1   Certification of Principal Executive and Financial Officers of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURE

     GRUPO CASA SABA, S.A. DE C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Dated:  June 30, 2004               GRUPO CASA SABA, S.A. DE C.V.



                                    By:/s/ Manuel Saba Ades
                                       --------------------
                                    Name:  Manuel Saba Ades
                                    Title:  Chief Executive Officer

      (A)  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO CASA SABA, S.A. DE C.V.

Report of Independent Certified Public Accountants....................................  F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003..........................  F-3

Consolidated Statement of Income for each of the years ended                            F-4
December 31, 2001, 2002 and 2003......................................................

Consolidated Statements of Stockholders' Equity for the years ended December 31,        F-5
2001, 2002 and 2003...................................................................

Consolidated Statement of Changes in Financial Position for the years ended             F-6
December 31, 2001, 2002 and 2003......................................................

Notes to Consolidated Financial Statements............................................  F-7

                 GRUPO CASA SABA S.A. DE C.V. AND SUBSIDIARIES



                    Salles, Sainz - Grant Thornton, S.C.

Certified Public Accountants

Member of Grant Thornton International

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Grupo Casa Saba, S.A. de C.V.:

     We have audited the accompanying consolidated balance sheets of GRUPO CASA SABA, S. A. DE C. V. AND SUBSIDIARIES (all incorporated in Mexico and collectively referred to as the "Group") as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity, and changes in financial position for each of the years in the three-year period ended December 31, 2003, all stated in thousands of 2003 year-end constant Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States)". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Casa Saba, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations, stockholders' equity and changes in their consolidated financial position for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

     Also, in our opinion, the amounts in U.S. dollars included in the accompanying financial statements have been translated on the basis stated in
Note 2) for the convenience of the reader.

     The accounting practices used by the Group in preparing the accompanying consolidated financial statements conform to accounting principles generally accepted in Mexico, which differ in certain material respects with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and a partial reconciliation of consolidated net income for each of the years in the three-year period ended December 31, 2003 and stockholders' equity as of December 31, 2002 and 2003 to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 15) and 16). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.

Salles Sainz - Grant Thornton, S.C.

/s/ Salles, Sainz-Grant Thornton, S.C.
-----------------------------------------

Mexico City, Mexico February 18, 2004

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 2002 AND 2003

(Amounts stated in thousands of 2003 year-end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($)

                                                                                             CONVENIENCE
                                                           2002              2003          TRANSLATION 2003
                                                     ---------------    --------------     ----------------
CURRENT ASSETS
   Cash and cash equivalents (Note 3.d)               Ps.     64,099     Ps.    171,084     $  15,221
   Accounts receivable, net (Notes 3.f and 4)              3,364,000          3,748,837       333,526
   Inventories, net (Notes 3.c and 5)                      3,050,925          3,047,560       271,135
   Prepaid expenses                                           14,264             15,735         1,400
                                                      --------------     --------------     ---------
Total current assets                                       6,493,288          6,983,216       621,282

PROPERTY AND EQUIPMENT, net (Notes 3.c and 6)              1,013,334            983,887        87,534

OTHER ASSETS, net                                             53,433             83,019         7,386

GOODWILL, net (Note 3.g)                                     243,427            220,720        19,637
                                                      --------------     --------------     ---------
Total assets                                          Ps.  7,803,482     Ps.  8,270,842     $ 735,839
                                                      ==============     ==============     =========

CURRENT LIABILITIES
   Current maturities of long-term debt (Note 8)      Ps.    369,121     Ps.    390,000     $  34,697
   Trade accounts payable                                  3,695,968          3,572,412       317,830
   Other payables and accrued liabilities                     78,545            210,938        18,767
   Employee profit sharing (Notes 3.j and 12.d)                3,580              1,434           128
                                                      --------------     --------------     ---------
Total current liabilities                                  4,147,214          4,174,784       371,422

LONG-TERM DEBT (Note 8)                                       44,706                -             -
RESERVE FOR RETIREMENT  PENSIONS AND
SENIORITY PREMIUM (Note 3.h)                                  19,279             51,665         4,596
DEFERRED INCOME TAX (Notes 3.j and 9)                        492,771            703,444        62,584
Total liabilities                                          4,703,970          4,929,893       438,602
                                                      --------------     --------------     ---------
STOCKHOLDERS' EQUITY
   Capital stock (Note 11)                                   957,585            957,585        85,194
   Premium on stock sold                                     741,243            741,243        65,947
   Reserve for share repurchases (Note 11)                   905,126            905,126        80,527
   Retained earnings                                       2,031,299          2,505,006       222,865
   Deficit on restatement (Note 3.c)                      (1,501,064)        (1,733,334)     (154,211)
   Accrued deferred income tax effect                        (34,677)           (34,677)       (3,085)
                                                      --------------     --------------     ---------
Total stockholders' equity                                 3,099,512          3,340,949       297,237
                                                      --------------     --------------     ---------
Total liabilities and stockholders' equity            Ps.  7,803,482     Ps.  8,270,842     $ 735,839
                                                      ==============     ==============     =========

The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES



                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts stated in thousands of 2003 year-end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($))

                                                                                                               CONVENIENCE
                                                             2001              2002               2003       TRANSLATION 2003
                                                          -----------      -------------     --------------  ----------------
Net sales (Note 3.l)                                    Ps. 7,844,708     Ps. 18,931,444     Ps. 19,531,240     $1,737,655
Cost of sales                                              15,933,874         16,934,179         17,589,555      1,564,907
                                                          -----------      -------------     --------------      ---------
Gross profit                                                1,910,834          1,997,265          1,941,685        172,748
Operating expenses:
  Selling                                                     493,625            557,826            486,544         43,287
  Administrative                                              719,673            709,496            717,206         63,808
                                                          -----------      -------------     --------------      ---------
                                                            1,213,298          1,267,322          1,203,750        107,095
                                                          -----------      -------------     --------------      ---------
Operating income                                              697,536            729,943            737,935         65,653
Comprehensive cost of financing, net:
  Interest income                                              (2,710)            (7,974)            (3,034)          (270)
  Interest expense                                            193,729             74,449             63,389          5,640
  Exchange  (gain) loss, net (Note 3.k)                          (958)            (2,808)               178             16
  Gain on monetary position (Note 3.c)                        (34,302)           (47,524)           (14,237)        (1,267)
                                                          -----------      -------------     --------------      ---------
                                                              155,759             16,143             46,296          4,119
                                                          -----------      -------------     --------------      ---------
Other income, /net                                            (33,249)            (6,164)           (34,315)        (3,053)
                                                          -----------      -------------     --------------      ---------
Income before provisions                                      575,026            719,964            725,954         64,587
Provisions for:
  Income tax (Notes 3.j, 12.a and 12.e)                        38,252            173,226            157,922         14,050
  Income tax offset by prior year tax loss                          -           (130,657)          (129,262)       (11,500)
  carryforwards
  Asset tax (Note 12.b)                                             -              8,960                  -              -
  Recovery of asset tax paid in prior years (Note  2.b)             -            (42,210)                 -              -
  Deferred income tax (Notes 3.i and 9)                        90,938            141,789            119,913         10,668
                                                              129,190            151,108            148,573         13,218
                                                          -----------      -------------     --------------      ---------
Employee profit sharing (Notes 3.j and 12.d)                      126              3,297              1,434            128
                                                              129,316            154,405            150,007         13,346
                                                          -----------      -------------     --------------      ---------
Net income                                                Ps. 445,710      Ps.   565,559     Ps.    575,947      $  51,241
                                                          ===========      =============     ==============      =========
Net income per share (Note 3.l)                           Ps.   1.679      Ps.     2.131     Ps.      2.170      $   0.193
                                                          ===========      =============     ==============      =========
Weighted average shares
outstanding  (in thousands)                                   265,419            265,419            265,419
                                                          ===========      =============     ==============      =========

The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES



                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

  (Amounts stated in thousands of 2003 year-end constant Mexican pesos (Ps.))

                  CAPITAL STOCK

                                                                                                          ACCRUED
                                                           RESERVE FOR                                    DEFERRED
                                             PREMIUM ON       SHARE         RETAINED      DEFICIT ON     INCOME TAX
                 HISTORICAL    RESTATEMENT   STOCK SOLD    REPURCHASES      EARNINGS      RESTATEMENT      EFFECT         TOTAL
                 -----------   -----------   -----------   -----------   -------------   -------------   ----------    -------------

Balances as of   Ps. 167,903   Ps. 789,682   Ps. 741,243   Ps. 905,126   Ps. 1,020,030   Ps. (934,947)   Ps.(34,677)   Ps.2,654,360
January 1,
2001
Comprehensive              -             -             -             -         445,710       (216,289)            -         229,421
income           -----------   -----------   -----------   -----------   -------------  -------------   -----------    ------------

Balances as of       167,903       789,682       741,243       905,126       1,465,740     (1,151,236)      (34,677)      2,883,781
December 31,
2001
Comprehensive              -             -             -             -         565,559       (349,828)            -         215,731
income           -----------   -----------   -----------   -----------   -------------  -------------   -----------    ------------

Balances as of       167,903       789,682       741,243       905,126       2,031,299     (1,501,064)      (34,677)      3,099,512
December 31,
2002

Dividends paid             -             -             -             -        (102,240)             -             -        (102,240)

Comprehensive              -             -             -             -         575,947       (232,270)            -         343,677
income           -----------   -----------   -----------   -----------   -------------  -------------   -----------    ------------

Balances as of
December 31,
2003             Ps. 167,903   Ps. 789,682   Ps. 741,243   Ps. 905,126   Ps. 2,505,006  Ps.(1,733,334)  Ps. (34,677)   Ps.3,340,949
                 ===========   ===========   ===========   ===========   =============  =============   ===========    ============

The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES



           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Amounts stated in thousands of 2003 year-end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($))

                                                                                                         CONVENIENCE
                                                            2001            2002           2003        TRANSLATION 2003
                                                       ------------     -----------     -----------    ----------------
Operating activities:
Net income                                             Ps.  445,710     Ps. 565,559     Ps. 575,947     $   51,241

Add - Non cash items:
 Depreciation and amortization                              110,052         101,456          91,875         8,174
 Allowance for doubtful accounts                             33,283          96,721          80,628         7,173
 Loss on sale of property and equipment                      12,545           6,121           8,006           712
 Provision for retirement pensions and                            -          15,622          12,803         1,139
   seniority premium
 Deferred income tax                                         90,938         141,789         119,913        10,668
                                                       ------------     -----------     -----------     ----------
                                                            692,528         927,268         889,172        79,107

Changes in assets and liabilities:
(Increase) decrease in:
 Accounts receivable                                       (455,288)       (499,924)       (465,465)      (41,411)
 Inventories                                               (565,355)       (469,910)       (228,905)      (20,365)
 Prepaid expenses                                             2,211          (3,262)         (1,471)         (131)
 Trade accounts payable                                     118,464         270,084        (123,556)      (10,993)
 Other payables and accrued liabilities                       1,605          31,236         132,393        11,779
 Employee profit sharing                                     (5,828)          3,343          (2,146)         (191)
                                                       ------------     -----------     -----------     ----------
                                                           (904,191)       (668,433)       (689,150)      (61,312)
                                                       ------------     -----------     -----------     ----------
 Net cash (used in) provided by operating activities       (211,663)        258,835         200,022        17,795
                                                       ------------     -----------     -----------     ----------

Investing activities:

 Additions of property and equipment,                         9,810          39,159          43,975         3,912
   net of retirements
 Decrease (increase) in other assets                         (5,405)          3,332           1,974           176
 Reserve for retirement pensions and                              -          (3,657)         11,781         1,048
   seniority premium                                   ------------     -----------     -----------     ----------
 Net cash used in investing activities                        4,405          38,834          57,730         5,136
                                                       ------------     -----------     -----------     ----------

Financing activities:
 Dividends paid                                                   -               -        (102,240)       (9,096)
 Bank loans, net of payments made                             2,399        (296,333)         (8,000)         (712)
 Effect in change of bank loans due to therestatement       (32,778)        (40,483)        (15,827)       (1,408)
 Deferred income tax                                         79,158          81,709          90,760         8,075
                                                       ------------     -----------     -----------     ----------
 Net cash provided by (used in) financing activities         48,779        (255,107)        (35,307)       (3,141)
                                                       ------------     -----------     -----------     ----------

 Net (decrease) increase in cash and cash              Ps. (167,289)    Ps. (35,106)    Ps. 106,985    $    9,518
   equivalents

Cash and cash equivalents at beginning of year              266,494          99,205          64,099         5,703
                                                       ------------     -----------     -----------     ----------

Cash and cash equivalents at end of year               Ps.   99,205     Ps.  64,099     Ps. 171,084    $   15,221
                                                       ============     ===========     ===========    ==========

Supplementary information:
 Income tax and asset tax paid                         Ps.   41,525     Ps. 105,544     Ps. 161,734    $   14,389
                                                       ============     ===========     ===========    ==========

 Employee profit sharing paid                          Ps.    6,334     Ps.     124     Ps.   1,303    $      116
                                                       ============     ===========     ===========    ==========

 Interest paid                                         Ps.  197,645     Ps.  63,097     Ps.  50,939    $    4,532
                                                       ============     ===========     ===========    ==========

              The accompanying notes are an integral part of these consolidated financial statements.

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES



                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 2001, 2002 AND 2003

  (Amounts stated in thousands of 2003 year-end constant Mexican pesos (Ps.)
       and thousands of U.S. dollars ($), except as indicated otherwise)


1.   DESCRIPTION OF BUSINESS:

     Grupo Casa Saba, S.A. de C.V. (the "Company"), through its consolidated subsidiaries (collectively referred to as the "Group"), distributes pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies, both private and governmental, and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its five product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the five product lines is shown in Note 13).

     The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:


                                                                                       Economic Interest
                                                                                      (Direct or indirect)
                                                                                      --------------------
                                                                                       2002       2003
                                                                                       -----      -----
Casa Saba, S.A de C.V.                               (Casa Saba)                       99.9%      99.9%
Drogueros, S.A. de C.V.                              (Drogueros)                       99.9%      99.9%
Grupo Mexatar, S.A. de C.V.                          (Mexatar)                         99.9%      99.9%
Centennial, S.A. de C.V.                             (Centennial)                      99.9%      99.9%
Inmuebles Visosil, S.A. de C.V.                      (Visosil)                         99.9%      99.9%
Publicaciones Citem, S.A. de C.V.                    (Citem)                           99.9%      99.9%
Transportes Marproa, S.A. de C.V.                    (Marproa)                         99.9%      99.9%
Servicios Corporativos Saba, S.A. de  C.V.           (Servicios Corporativos Saba)     99.9%      99.9%

Distribuidora Casa Saba, S.A. de C.V.                (Distribuidora Saba)              99.9%      99.9%

Other companies (real estate and service companies)                                    99.9%      99.9%

     During 2002 and 2003, the Group's management approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group's management constantly reviews these strategies to adapt to any economic changes that may arise.

a) At the General Ordinary and Extraordinary Stockholders' Meeting held on April 25, 2002, the stockholders approved the amendment to the Company's bylaws to adapt them to the most recent amendments enacted to Securities Market Law, published in the Official Daily Gazette on June 1, 2001. Those amendments further strengthen the transparency of basic information for the operation of the Stock Exchange and financial market, and appropriate governance in the business corporate administration.

b) Effective July 2, 2002, through an unanimous resolution adopted by the stockholders, the subsidiaries Inmobiliaria Dejanira, S.A. de C.V. and Uno a Uno, S.A. de C.V. changed their corporate name to Servicios Corporativos Drogueros, S.A. de C.V. and Distribuidora Drogueros, S.A. de C.V., respectively. These consolidated subsidiaries render some specialized personnel services mainly to Drogueros. These services consist of administrative, legal, accounting, tax, finance, treasury and electronic data processing services.

c) Through an assignment of rights and obligations agreement dated June 30, 2003, Casa Saba, the main Company's subsidiary, sold certain collection rights to individuals and legal entities of the Company at a discount in the amount of Ps. 489,546 (Ps. 502,740 at fiscal year end constant Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 254,670 (Ps. 261,534 at fiscal year end constant Mexican pesos). Accordingly, a gain is generated by the Company for the collection rights acquired that are recognized in income as accrued.

     Through an assignment of rights and obligations agreement dated December 31, 2003, Drogueros, one of the Company's subsidiaries, sold certain collection rights to individuals and legal entities of the Company at a discount in the amount of Ps. 80,378. The selling price of the assignment agreed upon amounted to Ps. 42,234. Accordingly, a gain is generated by the Company for the collection rights acquired that are recognized in income as accrued.

     These balances and/or transactions, as the case may be, are eliminated in the accounting consolidation, in accordance with accounting principles generally accepted in Mexico or "Mexican GAAP". This provision is virtually identical to accounting principles generally accepted in the United States of America or "U.S. GAAP".

2.   BASIS OF PRESENTATION:

     These financial statements are prepared based on the Mexican GAAP, which is described in Note 3). Certain accounting principles applied by the Group in accordance with Mexican GAAP differ from U.S. GAAP, as discussed in Note 15). A partial reconciliation of the reported net income and stockholders' equity from Mexican GAAP to U.S. GAAP is included in Note 16).

CONVENIENCE TRANSLATION

     The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico.
The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2003. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos as a matter of arithmetic computation only by using the rate of Ps.11.24 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette as of December 31, 2003. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3.   SIGNIFICANT ACCOUNTING POLICIES:

a)   Use of estimates

     Preparing the accompanying consolidated financial statements requires the Group's management to make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses incurred during the periods. Actual results can differ from these estimates.

b)   Basis of consolidation

     The Group's financial statements are presented on a consolidated basis under Mexican GAAP. The Group's consolidated financial statements include the results of operation of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they are acquired and/or incorporated up to the date when they are sold and/or at the year end of the last year reported. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group's consolidated financial statements.

c)   Recognition of the impact of inflation on the financial information

     The Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the fiscal year end of the last period reported, thereby comprehensively recognizing the impact of inflation. Consequently, the amounts of the financial statements for the current year are comparable among themselves and with those of prior years. Accordingly, all prior year financial statement amounts presented herein differ from those originally reported.

     The impact of inflation on the financial information is recognized under Bulletin B-10, "Recognition of the Impact of Inflation on the Financial Information", as amended ("Bulletin B-10") issued by Mexican Institute of Public Accountants or "MIPA" by applying the following procedures:

i) The amounts of the accompanying consolidated financial statements and their notes are presented for comparative purposes in Mexican pesos of purchasing power as of December 31, 2003, by applying the inflation factor derived from the National Consumer Price Index (the "NCPI").

ii) Revenues and expenses related to monetary items are restated from the month in which they occur up to fiscal year end, by applying the NCPI factor. Expenses related to nonmonetary items such as cost of sales and depreciation are restated as of the date on which inventories are sold, and/or at the time when property and equipment are depreciated based on the restated value of those assets, and from that date up to fiscal year end, based on the applicable NCPI factor.

iii) The gain or loss on monetary position represents the impact of inflation on the purchasing power on monetary items. The gain or loss on monetary position is determined by applying the NCPI factor to the consolidated average net monetary position at the beginning of each month, which the amount is subsequently restated at fiscal year end by applying the relevant NCPI factor. The gain or loss on monetary position is included in the statement of income in the line item "Comprehensive cost of financing".

iv) Inventories are initially recorded at acquisition cost. They are subsequently restated to their replacement cost. Restated inventory values do not exceed their net realizable values.

v) Property and equipment are initially recorded at acquisition cost. Those fixed assets along with their depreciation are restated based on "adjustments due to changes in the general price level method". By applying the relative accrued NCPI factor to the value of those assets determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 6)), as well as to the historical cost of acquisitions made subsequent to that date.

     Depreciation is calculated on the restated value of fixed assets by using the straight-line method based on the remaining economic useful lives thereof.

vi)   Goodwill is restated based on the relative NCPI factor.

vii) Stockholders' equity is restated based on the NCPI factor by considering the age of contributions and that of earnings or losses generated. The restatement of stockholders' equity represents the amount necessary to maintain shareholders' investment in terms of the purchasing power of the currency at fiscal year end of the last year reported.

viii) The deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus (less) the deficit (surplus) generated by the valuation of nonmonetary assets, based on the replacement cost above or below inflation by considering the NCPI factor. Effective 1997, the deficit or surplus is mainly generated by restating inventories to their replacement cost as well as their relative deferred income tax effect. The resulting deficit or surplus is included in stockholders' equity as a component of comprehensive income of the year.

d)   Cash and cash equivalents

     Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of short-term investments (highly liquid investments that have a ninety day term of maturity or less when acquired) in banking institutions, payable on demand at variable interest rates. Investments are valued at market value (cost plus accrued interest).

e)   Financial instruments

     All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet at fair value, except for investments in held-to-maturity securities. The valuation effect is recognized in income at year end. Investments in held-to-maturity securities are valued at acquisition cost. Revenues and expenses generated by financial instruments are recognized in the statement of income when accrued.

     In accordance with Bulletin C-2, "Financial Instruments" issued by the MIPA, the Group's financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to their commercial activities, bank loans, and long-term debt. As of December 31, 2002 and 2003, the carrying value of financial instruments shown in the balance sheet approximates their fair value, due to their short-term nature. Long-term debt bears variable interest at available market rates for debt with similar terms and maturities.

f)   Allowance for doubtful accounts

     The allowance for doubtful accounts represents the Group's estimate of the probable loss inherent in all receivables by considering: (i) the general historical trend of payment performance of customers, and (ii) factors surrounding the specific customer's credit risk.

g)   Goodwill

     Effective January 2003, the new Bulletin C-8, "Intangible assets" issued by the MIPA sets forth that intangible assets acquired through a business combination are accounted for at the fair value at the purchase date and reported separately, unless their cost cannot be reasonably determined. In that case, they should be accounted for as goodwill.

     The Group's goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired. The goodwill balance is continually assessed to establish whether factors such as the occurrence of significant adverse events, changes in the environment in which the business operates and expectations of operating income, provide elements of judgment indicating that the carrying value of goodwill may not be recovered. In that case, an impairment loss is recorded in the period when such a determination is made, resulting from the excess of the carrying value of goodwill over the fair value determined under a discounted cash flow. For 2003, the Group recorded an operating expense for goodwill impairment in the amount of Ps. 28,709.

     Up to 2002 year end, goodwill was amortized over the term during which the Group's management estimated that the additional benefits of such an investment would be generated without exceeding twenty years. The unamortized portion was continually reviewed, thereby decreasing the remaining amortization term whether economic and circumstantial factors surrounding the Group indicated impairment in the carrying value of goodwill. As of December 2002, amortization expensed amounted to Ps. 22,068 (Ps. 22,946 at fiscal year end constant Mexican pesos).

h)   Labor obligations

i) Members of the Group that have personnel, recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees as provided for in the Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Retirement pensions are granted to all personnel that have completed at least ten years of service and have reached sixty-five years of age. Members of the Group are required to pay certain severance benefits to employees that are dismissed without proper cause. These payments for non-substitute indemnification of retirement pensions are expensed when paid.

     Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations" issued by the MIPA. This method is virtually identical to the method under U.S. GAAP.

     Members of the Group with employees have created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations referred to above. During 2002 and 2003, contributions to the fund based on actuarial computations amounted to Ps. 4,279 and Ps. 10,000 (Ps. 4,449 and Ps. 10,000 at fiscal year end constant Mexican pesos, respectively). As of December 31, 2002 and 2003, fund assets consisted primarily of investments in equity securities, as well as investments in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

ii) The relevant information of the study performed by independent actuaries, with regard to the retirement pension and seniority premiums, is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates at market discounted for inflation).

                GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

                                                                       DECEMBER 31,
                                                               --------------------------
                                                                   2002           2003
                                                               ----------     -----------
LABOR LIABILITY
Vested benefit obligation                                      PS. 81,753     PS. 109,494
Non-vested benefit obligation                                      13,856          20,379
                                                               ----------     -----------

Accumulated benefit obligation                                     95,609         129,873
Additional benefit related to future                               39,165          10,042
compensation increases
                                                               ----------     -----------

Projected benefit obligation                                      134,774         139,915
Fair value of plan assets                                         (42,619)        (48,063)
                                                               ----------     -----------

Unfunded projected benefit obligation                              92,155          91,852
Unrecognized net transition obligation                            (45,677)        (41,922)
Negative amendments                                                 5,255          16,092
Unrecognized net loss                                             (42,134)        (45,721)
                                                               ----------     -----------

UNFUNDED ACCRUED PENSION COST                                  PS. 19,599     PS.  20,301
                                                               ==========     ===========
AND SENIORITY PREMIUM TO BE RECOGNIZED
UNDER U.S. GAAP AND MEXICAN GAAP


COMPONENTS OF THE NET PERIODIC COST
Service cost                                                   PS.  5,755     PS.  4,606
Interest on projected benefit obligation                            7,677          7,985
Expected return on plan assets                                     (4,320)        (3,837)
Amortization of unrecognized obligations                            3,478          3,452
Amortization of amendments                                           (863)          (957)
Amortization of losses                                              1,976          1,554
Effect of reduction and/or curtailment on benefit obligation        2,178              -
                                                               ----------     -----------

NET PERIODIC COST UNDER U.S. GAAP
AND MEXICAN GAAP                                               PS.  5,881     PS. 12,803
                                                               ==========     ==========


ASSUMPTIONS (REAL RATES)
Discount rate                                                       6%            6%
Salary increase rate                                                2%            2%
Return on plan assets                                               8%            8%


                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                    2002            2003
                                                                                -----------     -----------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Expected projected benefit obligation at beginning of year                      Ps. 117,382     Ps. 134,774
  Actual projected benefit obligation at beginning of year                          121,152         133,262
  Service cost                                                                        5,755           4,606
  Interest cost                                                                       7,677           7,985
  Actuarial loss                                                                     14,204         (15,699)
  Benefits paid                                                                     (14,014)          9,761
                                                                                -----------     -----------

Projected benefit obligation at end of year                                     Ps. 134,774     Ps. 139,915
                                                                                ===========     ===========

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                                  Ps.  57,457     Ps.  42,619
Actual return on plan assets                                                         (5,346)        (14,318)
Employer contributions                                                                4,523          10,000
Benefits paid                                                                       (14,015)          9,761
                                                                                -----------     -----------
Fair value of plan assets at end of year                                        Ps.  42,619     Ps.  48,063
                                                                                ===========     ===========

Funded status                                                                   Ps.  92,155     Ps.  91,852
Unrecognized net transition obligation                                              (45,677)        (41,922)
Negative amendments                                                                  15,255          16,092
Unrecognized net loss                                                               (42,134)        (45,721)
                                                                                -----------     -----------
Unfunded accrued pension cost and seniority premium to be recognized
under U.S. GAAP and Mexican GAAP                                                Ps.  19,599     Ps.  20,301
                                                                                ===========     ===========

AMOUNTS RECOGNIZED IN THE STATEMENT
OF FINANCIAL POSITION CONSIST OF:
Unfunded accrued pension cost and seniority premium to be recognized            Ps.  19,599     Ps.  20,301
Accrued benefit liability                                                           (36,796)        (65,713)
Intangible asset                                                                     33,515          31,364
Accumulated other comprehensive
Income                                                                                3,281          34,349
                                                                                -----------     -----------
Net amount recognized                                                           Ps.  19,599     Ps.  20,301
                                                                                ===========     ===========

i)   Comprehensive income

     Comprehensive income consists of the consolidated net income for the period, plus (less) other results (i.e. deficit on restatement and/or the relative deferred income tax effect) for the same period reflected in the stockholders' equity pursuant to specific regulatory provisions. Consequently, stockholders' equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

j)   Income tax and employee profit sharing

          i) The Group records the provision for both income tax and employee profit sharing based on the amount payable, which is determined, based on taxable income applicable to both items.

          ii) The deferred income tax effect is determined by applying the "comprehensive asset and liability method" in accordance with Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", and Circular 54, "Bulletin D-4 Interpretations", issued by MIPA. Pursuant to this method, the deferred income tax liability is recorded for all temporary differences. On the other hand, the deferred income tax asset is only recorded under certain circumstances. The deferred income tax liability and/or asset are classified as a noncurrent item. The deferred income tax liability and/or asset is determined by applying the income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that are recoverable may be recognized as a deferred income tax asset under certain circumstances.

     The Group has carried out a valuation allowance to determine the amount of the deferred income tax asset that will be recorded, in the event that it is likely that a certain portion or the entire deferred income tax asset may not be realized. Any reduction in the deferred income tax asset amount is recorded in the income statement and/or the stockholders' equity, by considering the nature of the temporary item. There is no valuation allowance recorded as of December 31, 2001, 2002 and 2003.

     The deferred employee profit sharing effect is only recorded when it is reasonably presumed that the temporary differences that gave rise thereto are going to result in a future asset or liability, and there is no evidence that such a situation is going to change. At 2001, 2002 and 2003 fiscal year end, the consolidated subsidiaries of the Group that have personnel had no temporary items of that nature.

          iii) The Group prepares its income tax return and asset tax return on a consolidated basis. The Group's consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for "controlled companies". The Group recognizes the impact of the eliminations that should be recorded for book and tax consolidation purposes. Consequently, the Group's consolidated financial statements reflect the amount of the provision for income tax of the Company and that of its consolidated subsidiaries, adjusted for the impact of consolidation.

k)   Foreign currency denominated transactions

     Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary items are translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Exchange fluctuations derived from these monetary items are recorded in the income statement in the line item "Comprehensive cost of financing".

l)   Earnings per share

     Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share" issued by the MIPA.

m)   Revenue recognition

     Revenues are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customers' orders, (iii) the seller's price to the buyer is fixed or determined, and (iv) collectively is reasonably assured.

4.   ACCOUNTS RECEIVABLE:


                                              2002            2003
                                        -------------    -------------

Trade receivables                       Ps. 3,403,305    Ps. 3,706,324
Allowance for doubtful accounts              (183,957)        (257,131)
                                        -------------    -------------
                                            3,219,348        3,449,193
Other receivables                              77,572           54,370
Related parties                                     -            3,514
Value added tax recoverable                    28,663           32,081
Income tax recoverable                         38,417          198,655
Asset tax recoverable                               -           11,024
                                        -------------    -------------
                                        Ps. 3,364,000    Ps. 3,748,837
                                        =============    =============


5.   INVENTORIES:




                                              2002            2003
                                        -------------    -------------

Pharmaceutical products                 Ps. 2,033,372    Ps.2,151,611
Beauty care products                          464,318         284,211
Books and magazines                           264,402         294,029
Electric appliances                             4,996           3,712
Groceries                                      46,561          59,133
Other                                          13,432          11,881
                                        -------------    ------------
                                            2,827,081       2,804,577
Estimate for slow-moving magazines
 inventory                                    (26,811)         (7,017)
                                        -------------    ------------
                                            2,800,270       2,797,560
Merchandise-in-transit                        250,655         250,000
                                        -------------    ------------
                                        Ps. 3,050,925    Ps.3,047,560
                                        =============    ============

     Merchandise-in-transit applies mainly to pharmaceutical products. The title has been transferred to the Group.

6.   PROPERTY AND EQUIPMENT:


                                      2002                             2003
                                  -------------     --------------------------------------------
                                                      ORIGINAL
                                      TOTAL             COST        RESTATEMENT         TOTAL
                                  -------------     -----------     -----------     ------------
Building                          Ps.   771,590     Ps. 242,322     Ps. 528,343     Ps.  770,665
Machinery and equipment                  85,511          38,074          47,582           85,656
Transportation equipment                238,353         143,052          87,453          230,505
Office equipment                        131,818          43,231          88,605          131,836
Computer equipment                      251,150         138,770         131,591          270,361
                                      1,478,422         605,449         883,574        1,489,023
                                  -------------     -----------     -----------     ------------

Less-accumulated depreciation          (734,973)       (292,998)       (482,014)        (775,012)
                                        743,449         312,451         401,560          714,011
Land                                    269,885          51,079         218,797          269,876
                                  -------------     -----------     -----------     ------------
                                  Ps. 1,013,334     Ps. 363,530     Ps. 620,357     Ps.  983,887
                                  =============     ===========     ===========     ============

     Property and equipment of the subsidiary Drogueros, whose net restated value as of December 31, 2002 and 2003 is included in the foregoing summary, amounts to Ps. 111,840 (Ps. 116,287 at fiscal year end constant Mexican pesos) and Ps. 111,653, respectively. The restatement for that property and equipment was determined by applying the NCPI factor to the original cost of the property and equipment of Drogueros from their respective dates of acquisition.

     The average annual depreciation rates for 2002 and 2003 were as follows:

Buildings and improvements       2.10%
Machinery and equipment          6.09%
Transportation equipment        10.15%
Furniture and fixtures           6.50%
Computer equipment              11.15%


7.   RELATED PARTY BALANCES AND TRANSACTIONS:


     As of December 31, 2002 and 2003, the receivable balance from and (payable) balance to related parties was as follows:

                                          2002           2003
                                        --------      ---------
Aeroxtra, S.A. de C.V.                  Ps.    -      Ps. 3,514
Xtra Inmuebles, S.A. de C.V.                (200)            -
Pastas Molisaba, S.A. de C.V.               (317)            -
                                        --------      ---------
                                        Ps. (517)     Ps. 3,514
                                        ========      =========

     As of December 31, 2002, the payable balance to Xtra Inmuebles, S.A. de C.V. and Pastas Molisaba, S.A. de C.V. was applied to real property leased and miscellaneous articles purchased. Moreover, the leases expensed amounted to Ps. 4,092 (Ps. 4,255 at fiscal year end constant Mexican pesos). At 2002 year end, the payable balance was included in line item "Other payables and accrued liabilities".

     At 2003 year end, the receivable balance from Aeroxtra, S.A. de C.V. represents services paid in advance and interest accrued thereon. The balance was included in line item "Accounts receivable, net". In addition, flight services and leases of real property paid to Aeroxtra, S.A. de C.V.

and Xtra Inmuebles, S.A. de C.V. were expensed in the amounts of Ps. 10,388 and Ps. 4,501, respectively, in the year.

     During 2002 and 2003, the Group had no other related party agreements, except for the balances and transactions referred to above. The Group's management estimates that all related party transactions were agreed upon on an arm's length basis.

8.   BANK LOANS AND LONG-TERM DEBT:

     a) On December 31, 2003, Casa Saba obtained an unsecured loan from Scotiabank Inverlat, S.A. ("Scotiabank") in the amount of Ps. 390,000, which bore interest at a 7.29% annual market rate. The proceeds from this loan were used for the working capital. The loan was paid in full on its due date January 7, 2004.

     b) Through a "mortgage backed clean credit opening contract" with Scotiabank dated June 29, 2001, Casa Saba obtained a loan in the amount of Ps. 645,000 (Ps. 724,811 at fiscal year end constant Mexican pesos). The proceeds from this loan were used to prepay all of the Casa Saba's outstanding restructured indebtedness derived from a "mortgage backed clean credit opening contract" with Banco Nacional de Mexico, S.A. dated December 5, 2000.

          Indebtedness outstanding under the Scotiabank loan would be payable in fifty-four monthly installments from July 18, 2001 through December 31, 2005. This loan bore interest at a variable rate equal to the Equilibrium Interbank Interest Rate published by the Central Bank of Mexico in effect from time to time, plus 1.75%. As of December 31, 2002, the aggregate amount of the indebtedness outstanding amounted to Ps. 198,000 (Ps. 205,871 at fiscal year end constant Mexican pesos).

          On September 18, 2003, Casa Saba prepaid the indebtedness outstanding referred to above in full. Prepayments on principal in whole or in part were permitted. Consequently, prepayments did not generate any penalty payable by Casa Saba. Accordingly, the terms and conditions of the loan obtained from Scotiabank on June 29, 2001 are no longer applicable at 2003 year end.

     c) On December 16, 2002, Casa Saba obtained an unsecured loan from Scotiabank in the amount of Ps. 200,000 (Ps. 207,956 at fiscal year end constant Mexican pesos). This loan bore interest at a 9.3% annual market rate. The proceeds from this loan were used for the working capital. This loan was paid in full on its due date, February 14, 2003.

     d) As of December 31, 2002 and 2003, short and long-term bank debt was as follows:

                                                           WEIGHTED AVERAGE
                                   BALANCE AT FISCAL    INTEREST RATE AT FISCAL
      TYPE OF LOAN                     YEAR END                YEAR END
----------------------------       -----------------    -----------------------

2002
----
Secured loan - short-term
  Mexican pesos                      Ps. 161,165               9.97%
Unsecured loan - short-term
  Mexican pesos                          207,956               9.97%
Secured loan - long-term
  Mexican pesos                           44,706               9.97%
                                     -----------
                                     Ps. 413,827
                                     ===========

2003
----
Unsecured loan - short-term
  Mexican pesos                      Ps. 390,000               7.29%
                                     ===========

     Applicable interest rates are adjusted monthly, in accordance with market rate, hence, the carrying value of the bank debt approximates to its market value as of December 31, 2002 and 2003.

9.    DEFERRED INCOME TAX:

      As of December 31, 2002 and 2003, the deferred income tax liability effect determined in accordance with Bulletin D-4 issued by MIPA was as follows:

                                                  2002             2003
                                             -------------    -------------
        Excess of book over
        tax value of assets and
        liabilities, net                      Ps. 2,569,493    Ps. 2,800,507

        Tax loss carryforwards                      (969,336)        (479,462)
                                               -------------    -------------
                                                   1,600,157        2,321,045
                                               -------------    -------------

        Deferred income tax liability                560,055          765,945

        Less-
        Asset tax recoverable                        (67,284)         (62,501)
                                               =============     ============

        Deferred income tax liability effect   Ps.   492,771     Ps.  703,444
                                               =============     ============


     As of December 31, 2001, 2002 and 2003, the excess of book over tax value of assets and liabilities refers mainly to the line items of inventories, property and equipment, and certain prepaid expenses. At those year ends, the provision for deferred income tax applied to the income statement amounted to Ps. 90,938, Ps. 141,789 and Ps. 119,913 at fiscal year end constant Mexican pesos, respectively.

     Under Mexican GAAP, the effect of the restatement of nonmonetary assets is recorded in stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity. This provision is virtually identical to U.S. GAAP.

     The Group recognizes the deferred income tax asset derived from tax loss carryforwards, whose benefit expires in varying amounts between 2008 and 2011. Their realization depends on generating sufficient taxable income prior to the expiration of those tax loss carryforwards. Although realization of tax loss carryforwards is not assured, Management estimates a high likelihood that the deferred income tax asset will be realized taking into account the Group's business plan. The deferred income tax asset may be reduced in the short-term if the estimated taxable income decreases in future periods.

     As of December 31, 2001, 2002 and 2003, the Members of the Group with employees did not have a deferred employee profit sharing effect, insofar as there were no temporary items that would have generated a future liability or asset, as discussed in Note 3j).

10.  CONSOLIDATED FOREIGN CURRENCY POSITION:

     As of December 31, 2002 and 2003, assets and liabilities denominated in U.S. dollars were as follows:

                                                   2002             2003
                                               -----------       ---------

        Current assets                         $     3,617       $   3,776
        Current liabilities                            104           1,381
                                               -----------       ---------

        Net                                    $     3,513       $   2,395
                                               ===========       =========

        Net (at fiscal year end constant
         Mexican pesos)                         Ps. 37,669       Ps.26,919
                                               ===========       =========

     As of December 31, 2002 and 2003, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year end exchange rate of Ps.
10.31 (pesos), and Ps. 11.24 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

     As of February 18, 2004, issue date of the accompanying financial statements, the consolidated net U.S. dollar position was similar to that of December 31, 2003 and the exchange rate was Ps. 10.93 (pesos) per dollar.


11.  STOCKHOLDERS' EQUITY:

     Capital structure

     As of December 31, 2002 and 2003, paid-in capital stock was as follows:

                                                     NUMBER                PAR VALUE
                                                  -----------     ---------------------------
                                                                      2002            2003
                                                  -----------     -----------     -----------
     Fixed capital shares without retirement
      rights                                      265,149,080     Ps. 167,730     Ps. 167,730
     Variable capital shares                          270,280             173             173
                                                  -----------     -----------     -----------

                                                  265,419,360     Ps. 167,903     Ps. 167,903
                                                  ===========     ===========     ===========

     At fiscal year end constant                                  Ps. 957,585     Ps. 957,585
      Mexican pesos                                               ===========     ===========


     As of December 31, 2002 and 2003, capital stock comprised of 265,419,360 fully paid and non-assessed Ordinary Shares, with no par value. Variable capital shares may not exceed ten times the amount of fixed minimum capital stock.

     Repurchase and resale of own shares

     At the General Ordinary and Extraordinary Stockholders' Meeting held on April 22, 2003, the stockholders resolved that maximum amount geared toward the Company's own share repurchases should be equivalent to 15% of the Company's stockholders' equity as of December 31, 2002, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases was appropriated from retained earnings. During 2002 and 2003, the shareholders did not approve a specific number of shares and peso amount for repurchase or resale of their own shares.

     As of December 31, 2002 and 2003, the number of own shares available for resale was 14,729,720 valued in the amount of Ps. 100,446 (Ps. 146,678 at fiscal year end constant Mexican pesos). Those shares cannot be represented at the stockholders' meeting, as long as the shares belong to the Company.

     Legal reserve

     Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company's income to a legal reserve until that reserve equals 20% of the Company's capital stock. Equity in earnings of subsidiaries is not considered for this purpose. Amounts from this reserve may not be distributed to the Company's stockholders, except as stock dividends. As of December 31, 2002 and 2003, the Company's legal reserve amounted to Ps. 54,819 at fiscal year end constant Mexican pesos, which is included in the balance sheet under the caption "Retained earnings".

     Distribution of earnings and capital reductions

     Any dividends distributed to stockholders must be paid out of the consolidated "Net taxable income account" ("CUFIN"). Any dividends paid out in excess of CUFIN are subject to a 49.2% in 2004 (51.5% in 2003) tax rate payable by the Company, except as discussed in the following paragraph "Dividends among companies of the Group". The resulting income tax may be offset against income tax due in the same year and the subsequent two years. The consolidated balance of CUFIN is determined in accordance with currently enacted tax legislation.

     On April 22, 2003, dividends were declared at the Company's Stockholders' Meeting in the amount of Ps. 100,000 (Ps. 102,240 at fiscal year end constant Mexican pesos), paid out of retained earnings. Dividends paid did not exceed the consolidated CUFIN balance at that date; therefore, no taxable income was generated for income tax.

     The excess of capital reimbursement per share paid to stockholders over the balance of the consolidated "Restated contributed capital per share account" should be treated as a distributed dividend. The excess will be assessable in accordance with the specific procedure provided for in the Income Tax Law. The resulting income tax may be offset as referred to above. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.

     In addition, effective 2002, the 7.7% income tax withholding rate applicable to dividends paid to individuals or foreign residents was eliminated.

     Dividends among companies of the Group

     Dividends distributed among consolidating companies that are not paid out of the CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidates. During 2002 and 2003, no corporate changes of that nature occurred.

     At stockholders' meetings held on March 5 and August 29, 2003, the stockholders of Casa Saba declared the payment of dividends to the Company in the amounts of Ps. 314,000 and Ps. 56,500, respectively (Ps. 322,237 in March and Ps. 57,765 in August, at fiscal year end constant Mexican pesos). Those payments were made out of the CUFIN account of Casa Saba.

     In addition, in August 2003, dividends distributed among the other Group's consolidated subsidiaries amounted to Ps. 63,200 (Ps. 64,616 at fiscal year end constant Mexican pesos). All payments were made out of the CUFIN of each of the subsidiaries that declared the dividend.

12.  TAX SYSTEM:

a)   Consolidated income tax due

     i) In accordance with the enacted tax provisions, the income tax rate will be reduced gradually. Therefore, a 34% tax rate is applied in fiscal 2003, 33% in fiscal 2004, and finally 32% in fiscal 2005. Consequently, effective 2002 certain tax provisions were eliminated, including: (i) the existing option to defer 5% of income tax payable by the companies, and (ii) the determination of the denominated "Reinvested net taxable income account" ("CUFINER"). As of December 31, 2002, the Group had no deferred income tax payment. In addition, at that fiscal year end, there was no CUFINER balance either.

     The Group determines its income and assets taxes on a consolidated basis. Either consolidated taxable income or a consolidated tax loss is determined in accordance with the "consolidative equity" of the taxable income or tax loss generated in the year by the Company and that of its consolidated subsidiaries. "Consolidative equity", as provided for in the Income Tax Law, represents 60% of the equity stake that the Company holds in all of its consolidated subsidiaries. Effective 2002, consolidative equity applicable to the Company, in its capacity as a "holding company" is 60% instead of 100% of the consolidative equity that used to be incorporated up to 2001. The remaining 40% of that taxable income or tax loss is reported separately by the Company and by each of its consolidated subsidiaries. The Company and each of its consolidated subsidiaries record their applicable income and asset taxes, insofar as each of the companies must separately file the income and asset tax return of the year, in accordance with the enacted Tax Legislation.

     Taxes are computed in Mexican pesos as of the date on which the transactions occurred. In accordance with Bulletin B-10, they are restated to fiscal year end constant Mexican pesos by applying the NCPI factor.

     ii) One of the Group's consolidated subsidiaries (Transportes Marproa, S.A. de C.V., which assets and revenues are not material to the Group's consolidated operations), is authorized to pay its annual income and asset taxes separately from the Group under a special tax regime known as the "Simplified regime". Under this special regime, the subsidiary pays its annual income tax based only on cash-in and cash-out with regard to all of its transactions carried out during the year.

      iii) In March 1999, the Group filed an appeal for constitutional relief against the amendments enacted to the tax consolidation regime, which became effective in 1999. The main amendment sets forth that the Group should determine consolidative equity of the 60% discussed in paragraph i) above. Notwithstanding that in March 2002, a ruling in favor of the Group was handed down by the Federal Tax Court against that amendment; the Group has determined its consolidated taxable income or consolidated tax loss, as the case may be, based on the consolidative equity since 1999.

     iv) Income tax due is determined by taking into account the impact of inflation on depreciation of restated fixed assets, the deduction and/or accumulation of the annual inflationary adjustment on monetary items, as well as the deduction of inventory purchases instead of the book cost of sales.

     At 2001, 2002 and 2003 fiscal year end, the income tax provision was as follows:

                                                         2001          2002            2003
                                                    -----------    -----------     -----------

     Income tax due                                 Ps.  38,252    Ps. 173,226     Ps. 157,922
     Income tax offset by prior year tax loss
      carryforwards                                          -        (130,657)       (129,262)
     Deferred income tax                                 90,938        141,789         119,913
                                                    -----------    -----------     -----------
                                                        129,190        184,358         148,573
     Asset tax, net of recovery                              -         (33,250)              -
                                                    -----------    -----------     -----------
                                                    Ps. 129,190    Ps. 151,108     Ps. 148,573
                                                    ===========    ===========     ===========

     Taxable income generated in 2001, 2002 and 2003 differs from book income, due to the annual inflationary adjustment on monetary items, excess of book over tax depreciation, deduction of inventory purchases in excess of the book cost of sales, and the effect of prior year tax loss carryforwards.

     As of December 31, 2001, the Group incurred a consolidated tax loss in the amount of Ps. 191,803 at fiscal year end constant Mexican pesos. At 2002 and 2003 fiscal year end, consolidated taxable income in the amount of Ps. 373,299 and Ps. 380,182 at fiscal year end constant Mexican pesos was incurred, respectively. At those years, the applicable income tax was fully offset by prior year tax loss carryforwards, as provided for in the Income Tax Law provisions, in the amounts of Ps. 130,657 and Ps. 129,262, respectively. The foregoing effect is shown in the income statement.

b)   Consolidated asset tax due

     i) Consolidated asset tax due is determined by applying a 1.8% annual tax rate to the average restated value of the assets, less the average face value of certain debts ("Group's asset position"). Effective 2003, the Group's asset position is determined based on the "consolidative equity" (discussed in paragraph a) above) of the assets and debts of the Company and that of its consolidated subsidiaries, in accordance with a specific criterion issued by the Ministry of Finance and Public Credit. Up to fiscal 2002, the Group's asset position was determined based on the average restated value of assets, less the average face value of certain debts of the Company, plus the asset position of its subsidiaries. The asset position of the subsidiaries was determined based on the equity stake held by the Company in its consolidated subsidiaries. Pursuant to this tax change, the Group estimates that it will reduce asset tax due in the short-term.

     Asset tax is only paid on the amount in which it exceeds income tax of the year. Income tax paid during the year may be credited against asset tax due in the same year. As provided for in currently enacted Tax Legislation, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. As of December 31, 2002 and 2003, the consolidated asset tax due amounted to Ps. 47,160 (Ps. 49,035 at fiscal year end constant Mexican pesos) and Ps. 28,703, respectively.

     ii) On February 15, May 31, and June 30, 2000, the Federal Tax Court handed down a favorable ruling to the Company, Casa Saba, and Drogueros, respectively, in order for asset tax to be determined by subtracting the average face value of debts contracted with the financial system or its intermediaries from the average restated value of assets. As a result, during 2002, the Company obtained the refund of asset tax paid in excess for prior years in the amount of Ps. 40,596 (Ps. 42,210 at fiscal year end constant Mexican pesos). This amount is shown in the income statement.

c)  Tax loss carryforwards and asset tax recoverable

     i) Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred up to the sixth month of the year in which they can be offset against taxable income. On the other hand, asset tax recoverable can be restated from the date on which the recoverable balance is generated up to the date when that balance is recovered.

     As of December 31, 2003, the restated amount of tax loss carryforwards and asset tax recoverable were as follows:


  YEAR  TAX LOSS CARRYFORWARDASSET TAX RECOVERABLEYEAR OF EXPIRATION
INCURRED

         1995            Ps.      -       Ps.   3,843         2005
         1996                     -            14,404         2006
         1998                299,772               -          2008
         2000                181,103               -          2010
         2001                184,943            2,259         2011
         2002                    -              8,315         2012
         2003                    -             28,703         2013
                         -----------      -----------

                         Ps. 665,818      Ps.  57,524
                         ===========      ===========

     ii) At 2003 year end, the Company, in its capacity as a "holding company", has incurred individual tax loss carryforwards derived from the sale of stock (whose return is not considered interest as provided for in the Income Tax Law) in the amount of Ps. 352,997 (Ps. 387,959 at fiscal year end constant Mexican pesos). That amount can be applied only in the holding company, if certain requirements are met.

     Tax loss carryforwards of the subsidiaries expire individually over a ten year term, effective the date on which the tax losses are incurred. The effect of these restated tax loss carryforwards should be reversed in the tax consolidation on the year that the subsidiary loses its carryforward right.

     Prior to the authorization to tax consolidation, some consolidated subsidiaries of the Group incurred tax losses and had asset tax recoverable. At 2003 year end, the restated balance of those items amounted to Ps. 2,603 and Ps. 8,181 at fiscal year end Mexican pesos, respectively, with different expiration dates that did not go beyond fiscal 2007.

d)   Employee profit sharing

     The Federal Labor Law provides that the Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income determined for each subsidiary, as provided for in the Income Tax Law. As of December 31, 2001, 2002 and 2003, no deferred effect was recorded, as discussed in Note 9.

e)   Provisions for income tax

     In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group's provisions for income tax in each year:

                                                                 YEAR ENDED DECEMBER, 31
                                                 -----------------------------------------------------
                                                       2001              2002              2003
                                                 ---------------    ---------------    ---------------

STATUTORY INCOME TAX RATE                              35%               35%                 34%
PERMANENT DIFFERENCES:
  Comprehensive financing expense vs.
    annual inflationary adjustment                      6                 -                   3
  Non-deductible items                                  6               (12)                (10)
  Other (including inflation effects)                (172)               74

TEMPORARY DIFFERENCES:
  Depreciation                                          1                13                   4
  Book cost of sales vs. purchases, labor
   and overhead                                       (91)               39                  16
  Application of tax loss carryforwards               (11)               25                  45
  Tax loss of the year                                226              (174)              (71.5)
                                                    ------------      ------------     ------------
                                                        0%                0%               20.5%
                                                    ============      ============     ============

     In 2002 and 2003, the Group had generated consolidated taxable income. Consequently, income tax payable in the amount of Ps. 125,660 (Ps. 130,657 at fiscal year end constant Mexican pesos) and Ps. 129,262 was fully offset by prior year consolidated tax loss carryforwards. In addition, in 2002, the Group obtained a refund of the asset tax from the Ministry of Finance and Public Credit, in the amount of Ps. 40,596 (Ps. 42,210 at fiscal year end constant Mexican pesos), as referred to in paragraph b) above.

13.  SEGMENT INFORMATION:

     Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment, as discussed in Note 1).

     Revenue attributable to each of the five product lines for the years ended December 31, 2001, 2002 and 2003, were as follows:

                                            MILLIONS OF MEXICAN PESOS


                                              2001            2002           2003
                                          ------------    ------------    ------------
Pharmaceutical products                   Ps. 15,053      Ps.16,173       Ps.16,849
Health and beauty aids/other products          1,763          1,830           1,876
Publications                                     800            732             638
General merchandise/other products               166            160             148
Office products                                   63             36              20
                                          ------------    ------------    ------------
   Total                                  Ps. 17,845      Ps.18,931       Ps.19,531
                                          ============    ============    ============

14.  NEW MEXICAN ACCOUNTING PRONOUNCEMENTS:

(i) In December 2001, the MIPA issued the revised Bulletin C-9, "Liability, provisions, contingent assets and liabilities, and commitments" ("Bulletin C-9"). This Bulletin supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 sets forth the precise rules for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments.


     Bulletin C-9 requires the use of present value techniques to carry out the valuation of certain provisions, when the effect is material, the accounting for the settlement of liabilities derived from obligations issued, either the early settlement of liabilities is realized or the obligations are substituted for a new issue, the accounting for the convertible debt in shares, and the disclosure of committed amounts when it represents significant additions of fixed assets. Application of the provisions of Bulletin C-9 is mandatory, effective January 1, 2003. The Group believes that these provisions did not have a material impact on its consolidated income statement or consolidated financial position.

(ii) In January 2002, the MIPA issued revised Bulletin C-8, "Intangible Assets" ("Bulletin C-8"). This Bulletin supersedes Bulletin C-8, "Intangibles". The new Bulletin defines intangible assets as costs incurred and rights or privileges acquired with the intention to generate a specific future economic benefit. Bulletin C-8 sets forth: (i) that development costs should be capitalized as intangible assets considering that costs incurred should be properly identified, that there are expected future benefits, and that the Group has control over such a benefits; (ii) that pre-operating costs should be expensed as a period cost. Pre-operating cost previously recognized under former Bulletin C-8 will continue to be amortized over its useful life;
(iii) that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Intangible assets with finite useful life should be amortized over its useful life. Also, if there is no market for these assets, they should be reduced to the amount of goodwill or to zero. Intangible assets with indefinite life including goodwill are subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses. Application of the provisions of Bulletin C-8 is mandatory, effective January 1, 2003.

     As a result of the application of the provisions of Bulletin C-8, the Group completed a transitional fair value based impairment test on its goodwill as of January 1, 2003. Based on the results of this test, the fair value of the goodwill was equivalent to or greater than the carrying value recorded at that date; therefore, no adjustment was made to the carrying value of the goodwill. Other provisions of the Bulletin C-8 had not impact on the Group's financial position, and its income statement.

(iii) In March 2003, the MIPA issued Bulletin C-15, "Impairment of long-lived assets and their related disposal" ("Bulletin C-15"). This Bulletin sets forth new rules for the computation and recognition of impairment losses of such assets and their reversal. The Bulletin presents examples of indications of possible impairment in the value of long-lived assets or tangible assets in use, including goodwill. To calculate impairment loss requires determination of the recovery value that is defined as the higher of the net selling price of cash generating unit and its value in use. Value in use represents the net present value of future cash flows, using an appropriate discount rate. Losses on property and equipment to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. The provisions issued prior to this Bulletin use future net cash flows referred to purchasing power of the evaluation date; therefore, does not require discounting of such flows. Application of the provisions of Bulletin C-15 is mandatory, effective January 1, 2004, although early adoption is encouraged. The Group is ongoing to quantifying the effect of the adoption of this new Bulletin. The Group does not believe this provision will have a material effect on its income statement or financial position.

(iv) In April 2003, the MIPA issued Bulletin B-5, "Financial information by segment" ("Bulletin B-5"). This Bulletin supersedes the provisions issued by the International Accounting Standard No. 14, "Financial information by segment" ("IAS No. 14"), which was applied suppletory based on the provisions set forth by Bulletin A-8, "Suppletory application of International Accounting Standards", regarding the disclosure of financial information by segment. The provisions of this new Bulletin are substantially similar to those of the IAS No. 14; however, they incorporate a managerial approach as a basis to define segment information required to be disclosed and used by management in its decision-making. Application of the provisions of Bulletin B-5 is mandatory, effective its issue date. These provisions do not change segment information previously presented by the Group.

(v) In May 2003, the MIPA issued Bulletin C-12, "Financial instruments with liability and equity characteristics or characteristics of both" ("Bulletin C-12"). This new Bulletin incorporates the parts referred to in other bulletins issued by the MIPA regarding the issuance of debt, capital or compound financial instruments. Bulletin C-12 sets forth the basic differences between liabilities and equity, as well as the rules to classify and value the opening recognition of liability and equity components of compound financial instruments. Subsequent recognition and valuation of liability and equity components of compound financial instruments is subject to the provisions set forth in the specific bulletins issued by the MIPA. Application of the provisions of Bulletin C-12 is mandatory, effective January 1, 2004, although early adoption is encouraged. Although the Group currently has no financial instruments with these characteristics, this does not mean that the Group may not issue them in the future.

(vi) In December 2003, the MIPA issued the new Bulletin D-3, "Labor obligations", which incorporates rules for valuation, presentation, and disclosure of remunerations at retirement for other post-retirement benefits. Those remunerations apply to benefits, which are expected to be granted to retired employees having completed a retirement age, or as of that age, in addition to the pension plan. At this year end, the Group's subsidiaries with employees had not created remunerations plans of this nature. This provision had no effect on the financial position of the Group.

     In addition, the new Bulletin includes the concept of "Remunerations at the end of the employer/employee relationship", granted to employees when they complete their employer/employee relationship prior to reaching retirement age. Remunerations granted to employees due to causes other than restructuring, are valued by using the "projected unit credit method". In the meantime, remunerations due to restructuring causes, should continue to follow the guidelines of Bulletin C-9, "Liability, provisions, contingent assets and liabilities, and commitments", discussed in the foregoing paragraph i).

(vii) The MIPA issued Bulletin B-7, ""Business Acquisitions" (Bulletin B-7"). That Bulletin requires applying different stages of the "purchase method" for the recognition and opening valuation at fair value of the business acquisition and investments in associated entities. A business acquisition implies the acquisition of net assets that comprise a business or common stock that are under the control of significant influence of a legal entity. The Bulletin amends the accounting treatment of goodwill, by eliminating its amortization and subjecting it to impairment rules. That Bulletin issues specific rules to acquire minority interest and to transfer assets or exchange stock between entities under a common control. The foregoing complements the accounting treatment of intangible assets recognized in a business acquisition, in accordance with Bulletin C-8.

15.  DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

     The Group's consolidated financial statements are prepared based on Mexican GAAP, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders' equity to U.S. GAAP is presented in Note 16). This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican GAAP, Bulletin B- 10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

     Other than inflation accounting, the principal differences between Mexican GAAP and U.S. GAAP that affect the Group's consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican and U.S. GAAP.

a)   Statements of Cash Flows

     Under Mexican GAAP, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B- 10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the heading "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constitute cash flow activity stated in constant Mexican pesos. Under Mexican GAAP, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

     Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" ("SFAS 95"), a statement of cash flows is required, which presents only cash movement and excludes non-cash items. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the gain on monetary position were treated as a component of financing activities, resources (used in) provided by operating activities would be Ps. (245,965), Ps. 211,311, and Ps.185,785 and net cash provided by (used in) financing activities would be Ps. 83,081, Ps. (207,583) and Ps. (21,070) in 2001, 2002 and 2003, respectively.

b)   Deferred income tax and employee profit sharing

i)  The Group adopted SFAS No. 109, "Accounting for income taxes" ("SFAS
109") for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by using the "comprehensive asset and liability method". This method is virtually identical to Mexican GAAP. SFAS 109 requires reducing deferred income tax asset by a valuation allowance if it is more likely than not that some portion or the entire deferred income tax asset will not be realized. In addition, as described in Note 12b), Mexican Tax Law requires paying a 1.8% annual tax rate on the Group's net assets, which may be used to offset future income tax obligations. Under SFAS 109, such amounts are treated as a deferred income tax benefit and reduced by a valuation allowance, if required. These provisions are virtually identical to Mexican GAAP.

     For U.S. GAAP purposes, all of the changes in the required deferred income tax effect during the year are allocated entirely in the income statement, except for the deferred income tax effect derived from temporary differences attributed to changes in other stockholders' equity accounts. In that event, such an effect is applied directly to the specific stockholders' equity account that generates such changes. This provision is virtually identical to Mexican GAAP.

     In addition, under U.S. GAAP the deferred income tax effect should be classified as current and non-current, based on the classification of the asset and liability items that give rise to it. As of December 31, 2002 and 2003, the deferred income tax effect under Mexican and U.S. GAAP was classified as follows:

                                          CONSTANT MEXICAN PESOS
                           -------------------------------------------------------
                                 MEXICAN GAAP            U.S. GAAP
                           -------------------------------------------------------
                               2002         2003         2002            2003
                           -----------   -----------   -----------    ------------
Current                    Ps.       -   Ps.       -   Ps. 652,488    Ps. 855,748

Noncurrent                     492,771       703,444      (159,717)      (152,304)
                           ===========   ===========   ============   ============

                           Ps. 492,771   Ps. 703,444   Ps. 492,771    Ps. 703,444
                           ===========   ===========   ============   ============



     ii) The Group's consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees, which are calculated by applying a 10% annual rate to taxable income determined for each subsidiary in accordance with the Income Tax Law, as explained in Note 12d). By virtue thereof, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

     Under Mexican GAAP no deferred employee profit sharing was recorded in 2001, 2002, and 2003 insofar as the Group's consolidated subsidiaries did not have temporary differences that had generated future liabilities or benefits, as explained in Note 9). For U.S. GAAP purposes, a deferred profit sharing expense and liability have been calculated. Therefore, in 2001, and 2002, the deferred effect not recorded under Mexican GAAP amounted to Ps. 24,714, and Ps. (48,843), respectively. For fiscal 2003, no deferred employee profit sharing was generated for U.S. GAAP purposes. Accordingly, a reconciling item for the deferred effect not recorded under Mexican GAAP is included in the reconciliation of Mexican to U.S. GAAP. In addition, employee profit sharing is classified as an operating expense for U.S. GAAP purposes. The components of the U.S. GAAP employee profit sharing liability as of December 31, 2001, and 2002 were as follows:






                                         DEFERRED EMPLOYEE PROFIT SHARING

                                              CONSTANT MEXICAN PESOS
                                       2001            2002             2003
                                  -------------    -------------    ------------

Current -
  Inventories                     Ps.50,893        Ps. 59,516       Ps. 283,294
  Non-deductible reserves            (4,625)           (5,314)          (95,795)
                                  -------------    -------------    ------------
                                     46,268            54,202           187,499

Non-current-
  Property and equipment              3,722             2,850              373
  Prepaid expenses and
  prepaid pension cost                1,685             1,565               (44)
  Other                             (43,395)                -          (187,828)
                                  -------------    -------------    ------------
                                    (37,988)            4,415          (187,499)
                                  -------------    -------------    ------------
                                  Ps. 8,280        Ps. 58,617        Ps.   -
                                  =============    =============    ============

     iii) Goodwill

     Goodwill is restated based on NCPI factor as discussed in Note 3c). Under Mexican GAAP and U.S. GAAP, prior to January 1, 2003, and January 1, 2002, respectively, goodwill was amortized on a straight-line basis over 20 years.

     In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS 142, "Goodwill and Other Intangible Assets", which established new accounting and reporting requirements for goodwill and other intangible assets. The new standard requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. As a result of the statement, under US GAAP, goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. Effective 2003, this provision is virtually identical to Mexican GAAP (see Note 14 (ii)).

16.   RECONCILIATION OF MEXICAN TO U.S. GAAP:

     Net income and stockholder's equity adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican GAAP, were as follows:


                                                    THOUSANDS OF MEXICAN PESOS (PS.) AND THOUSANDS OF U.S. DOLLARS
                                                                         ($), EXCEPT PER SHARE
                                                    ----------------------------------------------------------------

NET INCOME                                                                                                CONVENIENCE
                                                                          YEAR                            TRANSLATION
                                                    ------------------------------------------------
                                                        2001              2002               2003             2003
                                                    -------------     --------------     ---------------   -------------

Net income under Mexican GAAP                       Ps.  45,710       Ps.  565,559       Ps.   575,947     $    51,241
                                                    -------------     --------------     ---------------   -------------

U.S. GAAP adjustments-
Deferred employee profit                                 25,697           (50,785)              56,375           5,016
  Sharing
Amortization of goodwill                                      -             22,946                   -               -
Impact of inflation accounting                            1,493                448               2,242             199
  on U.S. GAAP adjustments                          -------------     --------------     ---------------   -------------
                                                         27,190           (27,391)              58,617           5,215
                                                    -------------     --------------     ---------------   -------------
Net income under U.S. GAAP                          Ps. 472,900       Ps.  538,168       Ps.   634,564     $    56,456
                                                    =============     ==============     ===============   =============

Weighted average common shares outstanding
  (thousands)                                           265,419            265,419             265,419
                                                    =============     ==============     ===============
Basic and diluted earnings per share
  under U.S. GAAP                                   Ps.    1.78       Ps.     2.03       Ps.      2.39
                                                    =============     ==============     ===============

     Because Mexican GAAP requires using a comprehensive method for recognizing the impact of inflation and the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading "impact of inflation accounting on U.S. GAAP adjustments".

STOCKHOLDERS' EQUITY-
                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                 2001                  2002                   2003                  2003
                                            ---------------        ---------------        ---------------       --------------


Stockholders' equity under
  Mexican GAAP                              Ps. 2,883,781          Ps. 3,099,512          Ps. 3,340,949         $  297,237
                                            ---------------        ---------------        ---------------       --------------

U.S. GAAP adjustments-
Reversal of the opening impact of
  deferred items recorded under
  Mexican GAAP                                     34,677                      -                      -                    -
Deferred employee profit Sharing                   (8,280)               (58,617)                     -                    -
Amortization of goodwill                                -                 22,946                 22,946                2,041
                                            ---------------        ---------------        ---------------       --------------
                                                   26,397                (35,671)                22,946                2,041
                                            ---------------        ---------------        ---------------       --------------
Stockholders' equity under U.S. GAAP        Ps. 2,910,178          Ps. 3,063,841          Ps. 3,363,895         $    299,278
                                            ===============        ===============        ===============       ==============


  CHANGES IN STOCKHOLDERS' EQUITY
  UNDER U.S. GAAP
                                                                                                                CONVENIENCE
                                                                                                                TRANSLATION
                                                 2001                  2002                   2003                  2003
                                            ---------------        ---------------        ---------------       --------------


Stockholders' equity under U.S.
  GAAP as of beginning of the
  year                                      Ps. 2,653,567          Ps. 2,910,178          Ps. 3,063,841         $   272,583

Comrpehensive income under
  U.S. GAAP                                       256,611                188,340                402,294              35,791
Reversal of the deferred income tax                     -                (34,677)                     -                    -
Dividends pad                                           -                      -               (102,240)              (9,096)
Approximate majority of
  stockholders' equity under
  U.S. GAAP as of the year end              Ps. 2,910,178          Ps. 3,063,841          Ps. 3,363,895         $    299,278
  the year end


COMPREHENSIVE INCOME
UNDER U.S. GAAP
                                                                                                                 CONVENIENCE
                                                                                                                 TRANSLATION
                                                 2001                  2002                   2003                   2003
                                            ---------------        ---------------        ---------------       --------------

Net income under U.S. GAAP                  Ps.   472,900          Ps.   538,168          Ps.   634,564         $    56,456
Deficit on holding
  nonmonetary assets                             (216,289)              (349,828)              (232,270)             (20,665)
                                            ---------------        ---------------        ---------------       --------------
Comprehensive income under
  U.S. GAAP                                 Ps.   256,611          Ps.   188,340          Ps.   402,294         $     35,791
                                            ===============        ===============        ===============       ==============

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

     b) Accounts receivable

     The majority of the Group's accounts receivable are due from companies in the pharmaceutical products, as well as health-and-beauty/ products activities. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within a 30- 60 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group's previous loss history, the customer's current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

     c) Impairment of long-lived assets

     Under U.S. GAAP, an impairment occurs when the total amount of the estimated future cash flow that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the asset. The impairment of a long-lived asset that must be charged to the income statement is that amount by which the net book value exceeds its recovery value. If the adjustment is in order, it is determined by the difference between "fair value" and net book value. SFAS No. 121, "Accounting for the impairment of long-lived assets and for long lived assets to be disposed of", defines "fair value" as the amount at which the asset could be bought or sold in a current transaction between willing parties. The write-down for impairment is not allowed to be reversed. In addition, U.S. GAAP requires valuing fixed assets and some intangibles held for sale at the lower between net book value or their realization value. The Group does not believe existing changes in circumstances indicate that the net book value of an asset may not be fully recoverable. In addition, the Group does not have any intangible and/or fixed assets held for sale.

     In August 2001, SFAS 144, "Accounting for the impairment or disposal of long-lived assets" was issued. This SFAS supersedes SFAS No. 121, and provide a single accounting model for long-lived assets to be disposed of. Although many of the fundamental recognition and measurement provisions of SFAS No. 121 are retained, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, "Reporting the results of operations-reporting, the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions", with regard to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in the period in which the losses are incurred (rather than as of the measurement date required by APB No. 30). SFAS 144 was adopted by the Group on January 1, 2002 and did not have a significant impact on the results of operations or financial position.

     d) Quantitative and qualitative disclosures on market risk

     The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short and long-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks.

     e) Fair value of financial instruments

     The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities approximate their fair value due to their short-term nature.

     Long-term debt bears interest at value rates and, consequently, carrying value approximates the fair value.

     f) Derivative instruments and hedging activities

     The provisions of SFAS No. 133, "Accounting for derivative instruments and hedging activities", as amended, ("SFAS 133"), requires recording all derivative instruments as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction, and the type of hedge transaction, if applicable. SFAS 133 as amended became effective on January 1, 2001. During 2001, 2002, and 2003, the Group did not have transactions of that nature. Also, Bulletin C-2, "Financial instruments" issued by MIPA, which is similar to SFAS No. 133, became effective in 2001.

     g) Comprehensive income

     SFAS No. 130, "Reporting comprehensive income", requires reporting all items required to be recognized under accounting standards as components of comprehensive income in a financial statement displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 does not impact net income or shareholders' equity. The Group presents Comprehensive income under U.S.GAAP for 2001, 2002, and 2003 in Note 16). Also, Bulletin B-4, "Comprehensive income" issued by MIPA, which is similar to SFAS No. 130, became effective in 2000.

     h) Segment Information

     The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2001, 2002 and 2003, is mentioned in
Note 13). Also, Bulletin B-5, "Financial Information by Segment" issued by MIPA, which is similar to SFAS No. 131, became effective in April 2003.

     i) Business combinations

     In June 2001, SFAS 141, "Business combination" superseded SFAS 38, "Accounting for pre-acquisition contingencies of purchased enterprises" and the APB Opinion 16, "Business combination". SFAS 141 prohibits using of the "pooling of interest method" and requires using the "purchase method" of accounting for business combinations. SFAS 141 is effective July 1, 2001. Although the Group has not currently carried out business combinations, there can be no assurance that the Group will not do so in the future. Also, Bulletin B-7, "Acquisition of Business" issued by MIPA, which is similar to SFAS 141, will become effective in January 2005.

     j) Goodwill and other intangible assets

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

     The Company applied the provisions of SFAS 142 beginning on January 1, 2002. The Company has completed a transitional fair value based impairment test on its goodwill as of January 1, 2002. Based on the results of this test, the fair value of the goodwill is equivalent to or greater than the recorded value as of January 1, 2002; therefore, no adjustment has been made to the carrying value of the goodwill in the Company's financial statements.

     The following table adjusts earnings and earnings per share for the adoption of SFAS 142, in fiscal 2001:

                                                  Year ended
                                                 December 31,
                                                 ---------------

                                                      2001
                                                 ---------------

Reported net earnings (US GAAP)                  Ps.   472,900
Add:
    Goodwill amortization, net of tax                   27,849
                                                 ---------------
    Adjusted net earnings                        Ps.   500,749
    Basic and diluted earnings per share:
    Reported net earnings                        Ps.      1.78
Add:
    Goodwill amortization, net of tax            Ps.      0.10
                                                 ---------------
    Adjusted net earnings                        Ps.      1.88
                                                 ===============

     k) Recently Issued Accounting Standards

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

     The disclosure requirements of this Interpretation are effective for the financial statements for fiscal years ending after December 15, 2002 and did not have an effect on the Company's financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which did not have a material effect on the Company's financial statements.

     On January 31, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee's ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003 with certain disclosure provisions required for financial statements issued after January 31, 2003. Management had assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7, and does not believe the adoption of this standard had a material impact on the financial position or results of operations.

     On April 30, 2003 the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is effective for contracts entered into or modified after June 30, 2003. The Group does not anticipate that this new standard will have an impact on its financial position or results of operations.

     On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management does not anticipate a material impact on the Company. Also, Bulletin C-12, "Financial instruments with liability and equity characteristics or characteristics of both" ("Bulletin C-12") issued by MIPA, which is similar to FASB 150, will become effective in January 2004.

     The FASB has published a revision to Interpretation 46 ("46R") to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

     Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Group believes that adoption of Interpretation 46 will have no effect on its financial statements.

     In December 2003, the FASB issued Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits- and amendment of FASB Statements No. 87, 88, and 106". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans, retaining the disclosures required by previous SFAS No. 132, but requiring entities to provide additional disclosure describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flow, and components of net periodic (benefit) cost recognized during interim periods. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement does not change the measurement or recognition methods. The new disclosure requirements are effective for periods beginning December 15, 2003. The Group believes that the adoption of these provisions will not have a material effect on its financial statements.

     The following table adjusts earnings and earnings per share for the adoption of SFAS 142, in fiscal 2001:


                                                  Year ended
                                                 December 31,
                                                 ---------------

                                                      2001
                                                 ---------------

Reported net earnings (US GAAP)                  Ps.   472,900
Add:
    Goodwill amortization, net of tax                   27,849
                                                 ---------------
    Adjusted net earnings                        Ps.   500,749
    Basic and diluted earnings per share:
    Reported net earnings                        Ps.      1.78
Add:
    Goodwill amortization, net of tax            Ps.      0.10
                                                 ---------------
    Adjusted net earnings                        Ps.      1.88
                                                 ===============

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

     The disclosure requirements of this Interpretation are effective for the financial statements for fiscal years ending after December 15, 2002 and did not have an effect on the Company's financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which did not have a material effect on the Company's financial statements.

     On January 31, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee's ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003 with certain disclosure provisions required for financial statements issued after January 31, 2003. Management had assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7, and does not believe the adoption of this standard had a material impact on the financial position or results of operations.

     On April 30, 2003 the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments set forth in Statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is effective for contracts entered into or modified after June 30, 2003. The Group does not anticipate that this new standard will have an impact on its financial position or results of operations.

     On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. Management does not anticipate a material impact on the Company. Also, Bulletin C-12, "Financial instruments with liability and equity characteristics or characteristics of both" ("Bulletin C-12") issued by MIPA, which is similar to FASB 150, will become effective in January 2004.

     The FASB has published a revision to Interpretation 46 ("46R") to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", and to exempt certain entities from its requirements. The additional guidance is being issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

     Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purpose entities and by nonpublic entities to all types of variable entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Group believes that adoption of Interpretation 46 will have no effect on its financial statements.

     In December 2003, the FASB issued Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits- and amendment of FASB Statements No. 87, 88, and 106". This Statement revises employers' disclosures about pension plans and other postretirement benefit plans, retaining the disclosures required by previous SFAS No. 132, but requiring entities to provide additional disclosure describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flow, and components of net periodic (benefit) cost recognized during interim periods. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement does not change the measurement or recognition methods. The new disclosure requirements are effective for periods beginning December 15, 2003. The Group believes that the adoption of these provisions will not have a material effect on its financial statements.