Form 20-F
period 2004-12-31
GRUPO CASA SABA SA DE CV
filed 2005-06-30
CIK 906779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2004

Commission file number 1-12632

Grupo Casa Saba, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Mexico
(Jurisdiction of Incorporation or Organization)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec México, D.F. 11000

México
(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing ten Ordinary Shares, without par value	New York Stock Exchange
Ordinary Shares, without par value	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital or common stock as of December 31, 2004 was:  265,419,360 Ordinary Shares, without par value

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

Item 17 __    Item 18 X

i

INTRODUCTION

Grupo Casa Saba, S.A. de C.V. is a limited liability stock corporation with variable capital, or sociedad anónima de capital variable, organized under the laws of the United Mexican States, or “Mexico”, and is a holding company that conducts substantially all of its operations through subsidiaries. In this annual report, except when indicated or the context otherwise requires, the words “Grupo Casa Saba”, “the company”, “we”, “us”, “our” and “ours” refer to Grupo Casa Saba, S.A. de C.V. and its consolidated subsidiaries. Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all. The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation. As of December 31, 2004, the rate of Mexican Pesos per U.S. Dollar, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps.11.22 to one U.S. dollar. See “Item 3 Key Information—Exchange Rate Information.”

Unless otherwise specified, information included in this annual report is as of December 31, 2004. References to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,”“U.S. Dollars,”“$” or “U.S.$” are to United States Dollars. Certain amounts included in this annual report may not sum due to rounding.

MARKET SHARE AND OTHER INFORMATION

Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by IMS A.G., known internationally as IMS Health, and our estimates.

ii

FORWARD-LOOKING STATEMENTS

Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as “anticipate,”“believe,”“continue,”“expect,”“estimate,”“project,”“will,”“will be,”“will continue,”“will likely result,”“may,”“plan,” or words or phrases of similar meaning. These statements are contained in the sections entitled “Risk Factors”, “Operating Financial Review and Prospects”, “Information on the Company” and other sections of this annual report.

Forward-looking statements reflect our best assessment at the time and thus involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report. The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

•	International, national and local general economic and market conditions;

•	The overall size and growth of the Mexican pharmaceutical market;

•	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

•	Fluctuations and difficulty in forecasting operating results;

•	Dependence on suppliers and clients;

•	General risks associated with doing business in Mexico, including political and economic instability and changes in government regulations; and

•	Other factors referenced in this annual report.

The risks summarized above are not exhaustive. Other sections of this annual report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all of these risk factors, nor can it assess the impact of all of these risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors and analysts should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, when considering forward-looking statements, investors and analysts should bear in mind the factors described in “Item 3. Key Information—Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report.

The predictive and forward-looking statements in this annual report may never materialize and are made under the SEC’s disclosure safe harbor. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

iii

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

(a)   Selected Financial Data

We prepare our audited consolidated financial statements in accordance with Mexican GAAP, which differs in some significant respects from U.S. GAAP. Note 15 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 16 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican GAAP, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost. All other non-monetary assets are restated by using the Mexican National Consumer Price Index, or the NCPI. Components of stockholders’ equity are also restated using the NCPI. In addition, the statement of income recognizes the effect of gain or loss on the purchasing power from holding monetary assets and monetary liabilities. Mexican GAAP also requires the restatement of all financial statements in constant Pesos as of the date of the last day of the period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2004. See Note 3 to our audited consolidated financial statements for significant accounting policies. The impact of inflation accounting under Mexican GAAP has not been reversed in our reconciliation to U.S. GAAP. See Notes 15 and 16 to our audited consolidated financial statements.

The information set forth in the following table has been selected from our audited consolidated financial statements for the periods indicated. This information should be read together with, and it is qualified in its entirety by reference to, our audited consolidated financial statements, the notes to such financial statements and the information under the section entitled “Item 5. Operating and Financial Review and Prospects.”

Year ended December 31,	2000	2001	2002	2003	2004	2004 (1)
(in thousands of constant Pesos as of December 31, 2004 and U.S. Dollars, except share and per share data)
Income Statement
Mexican GAAP:
Net sales	Ps. 18,802,166	Ps. 18,771,000	Ps. 19,914,147	Ps. 20,545,077	Ps. 20,569,977	U.S.$1,833,609
Gross profit	1,954,672	2,010,022	2,100,940	2,042,475	2,117,590	188,764
Operating expenses	1,271,864	1,276,278	1,333,107	1,266,235	1,319,797	117,647
Operating income, net	682,809	733,744	767,833	776,240	797,793	71,117
Comprehensive cost of financing, net	93,597	163,844	16,981	48,699	15,794	1,407
Other (income) (2)	(19,934)	(34,975)	(6,484)	(36,096)	(49,899)	(4,448)
Income (loss) before taxes and employee profit sharing	609,145	604,875	757,336	763,637	831,898	74,158
Net income (loss)	480,551	468,846	594,916	605,844	648,804	57,836
Net income (loss) per Ordinary Share (3)	1.811	1.766	2.241	2.283	2.444	0.218
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419

U.S. GAAP (4):

Net sales	Ps. 18,802,166	Ps. 18,771,000	Ps. 19,914,147	Ps. 20,545,077	Ps. 20,569,977	U.S.$1,833,609
Gross profit	1,954,672	2,010,023	2,100,940	2,042,475	2,117,590	188,764
Operating income	860,674	762,345	739,020	837,900	797,793	71,117
Income (loss) before taxes and employee profit sharing	787,005	633,476	728,521	825,297	831,898	1,407
Net income (4)	658,416	497,448	566,104	667,503	648,804	57,836

Year ended December 31,	2000	2001	2002	2003	2004	2004 (1)
(in thousands of constant Pesos as of December 31, 2004 and U.S. Dollars, except share and per share data)
Net income (loss) per Ordinary share (3)	2.4807	1.8742	2.1328	2.5149	2.4444	0.2180
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	—

Balance Sheet Data
Mexican GAAP:

Property and equipment, net	Ps. 1,182,105	Ps. 1,098,546	Ps. 1,065,935	Ps. 1,034,959	Ps. 1,069,880	U.S.$ 95,369
Total assets	7,251,605	7,760,061	8,208,549	8,700,168	9,126,832	813,567
Short-term debt	87,504	351,451	388,282	410,244	-	-
Long-term debt (5)	734,060	438,157	47,027	0	-
Capital stock	1,007,292	1,007,292	1,007,292	1,007,292	1,007,292	89,790
Total stockholders’ equity (4)	2,792,144	3,033,473	3,260,403	3,514,373	4,033,065	359,508

U.S. GAAP (4):

Property and equipment, net	Ps. 1,182,105	Ps. 1,098,546	Ps. 1,065,935	Ps. 1,034,959	Ps. 1,069,880	U.S.$ 95,369
Total assets	7,251,605	7,760,061	8,208,549	8,700,168	9,126,832	813,567
Short-term debt	87,504	351,451	388,282	410,244	-	-
Long-term debt(5)	734,060	438,157	47,027	0	-
Capital stock	1,007,292	1,007,292	1,007,292	1,007,292	1,007,292	89,790
Total stockholders’ equity (4)	2,791,311	3,061,242	3,222,881	3,538,510	4,057,202	361,659

(1) Peso amounts have been translated into U.S. Dollars, solely for the convenience of the reader, at the rate of Ps. 11.22 per U.S. $1.00, which was the Peso /U.S. Dollar exchange rate as of December 31, 2004, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2) Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services.

(3) Based on the weighted average number of Ordinary Shares outstanding during each year.

(4) For a discussion of the principal differences between U.S. GAAP and Mexican GAAP concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 15 and 16 to our audited consolidated financial statements.

(5) Our long-term debt under Mexican GAAP as of December 31, 1999 differs from our long-term debt under U.S. GAAP as of that date as a result of a difference in the accounting treatment of our financial restructuring, which we completed in January 2000. Under Mexican GAAP, our consolidated balance sheet as of December 31, 1999 gives effect to our financial restructuring. Under U.S. GAAP, our financial restructuring would have been classified as a subsequent event in the notes to our audited consolidated financial statements for the year ended December 31, 1999 and reflected in our audited consolidated balance sheet as of December 31, 1999.

                (b)   Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, five percent of our net income in a given year must be allocated annually to a legal reserve. This legal reserve shall be increased annually until it reaches 20% of our capital stock. After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors. We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made. As of December 31, 2004, we had a legal reserve of approximately Ps.57.67 million, which represented approximately 5.72% of our capital stock as of that date. See Note 11 to our audited consolidated financial statements. Five percent of our net income for the year ended December 31, 2002 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 22, 2003, approved the payment of a dividend in the amount of Ps.100.0 million (Ps. 107.5 million at fiscal year end constant Pesos), equivalent to Ps.0.38 per Ordinary Share. Five percent of our net income for the year ended December 31, 2003 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 27, 2004, approved the payment of a dividend in the amount of Ps.110.0 million (Ps. 113.7 million at fiscal year end constant Pesos), equivalent to Ps.0.41 per Ordinary Share. During our annual shareholder’s meeting, held on April 29, 2005, the payment of a dividend in the amount of Ps.120.0 million, equivalent to Ps.0.452 per Ordinary Share, was approved.

In 2000, 2001 and 2002, we did not declare any dividends, cash or otherwise. Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.” A determination to declare and pay dividends may depend on the following factors, among others:

•	the resolution by our shareholders in light of our results, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;

•
the extent to which we receive cash dividends, advances and other payments from our subsidiaries. We are a holding company with no significant operating assets other than the ones we own through our subsidiaries. Given the fact that we receive substantially all of our operating income from our subsidiaries, our ability to meet our financial obligations, including the payment of dividends, depends significantly on the dividend payments we receive from our subsidiaries; and

•	the extent to which we have cash available for distribution after funding our working capital needs, capital expenditures and investments.

To the extent that we declare and pay dividends on our Ordinary Shares, these dividends are payable to the holders of our American Depositary Shares, or ADSs. Owners of our ADSs are entitled to receive any dividends payable on the Ordinary Shares underlying their ADSs. We pay all cash dividends in Pesos, to the depositary of our ADSs, The Bank of New York. Except as otherwise provided in the Amended and Restated Deposit Agreement pursuant to which our ADSs are issued, cash dividends received by the depositary are converted by the depositary from Pesos into U.S. Dollars and, after the deduction or upon payment of the depositary’s expenses, are paid to the holders of ADSs in U.S. Dollars. No withholding tax applies to dividends on our ADSs paid to individuals and non-residents of Mexico. See “Item 10. Additional Information—Taxation—Mexican Taxes—Dividends.”

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar. The noon buying rate for Pesos on June 15, 2005, was Ps.10.83 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High	Low	Average(2)	Period End

2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.34	9.17
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.30	11.15

Month ended

December 31, 2004	11.33	11.11	11.20	11.15
January 30, 2005	11.41	11.17	11.26	11.21
February 28, 2005	11.21	11.04	11.14	11.09
March 31, 2005	11.33	10.98	11.16	11.18
April 30, 2005	11.23	11.04	11.11	11.08
May 31, 2005	11.03	10.89	10.98	10.91
June 15, 2005	10.88	10.81	10.85	10.83

(1) The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2) Annual average rates reflect the average of month end rates. Monthly average rates reflect the average of daily rates.

(c)   Risk Factors

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.

The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face. Additional risks and uncertainties, including those generally affecting the industries in which we operate and the countries where we have a presence, risks that we currently deem immaterial or other unforeseeable risks, may also impair our business.

The information in this annual report includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, those described in this section and under the sections entitled “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. Please see “Forward-Looking Statements.”

Risk Factors Relating to the Company

We Participate in a Competitive Market and Increased Competition May Adversely Affect Our Business.  We face competition in the distribution of pharmaceuticals, health, beauty aids and consumer goods, publications, general merchandise, office and other products. In our Pharmaceutical Products business division, we face competition primarily from Mexico’s only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors. In our Health, Beauty Aids and Consumer Goods, Publications and General Merchandise and Other Products and Office Products business divisions, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our operating margins and profitability could be adversely affected.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures in certain significant respects. For example, most Mexican companies, including us, have incorporated the impact of inflation directly in accounting records and in their published financial statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Notes 15 and 16 to our audited annual financial statements describe the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

We Are Controlled by One Controlling Shareholder. Eighty-five percent of our outstanding Ordinary Shares are directly owned by one shareholder, our controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders.” Our controlling shareholder controls our business and has the power to elect the majority of our Board of Directors, as well as to determine the outcome of all actions that require shareholder approval, including the determination to declare and pay dividends, in cash or otherwise.

Risk Factors Related to our Securities

Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends. By law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See “Item 3. Key Information—Dividends.”

Preemptive Rights May Be Unavailable to Holders of Our ADSs. Under Mexican law, our shareholders have preemptive rights. This means that, in the event that we issue new Ordinary Shares for cash, our shareholders will have the right to purchase the number of Ordinary Shares necessary to maintain their existing share participation. U.S. holders of our ADSs cannot exercise their preemptive rights unless we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. If U.S. holders of our ADSs cannot exercise their preemptive rights, the interests of these holders would be diluted in the event that we issue new Ordinary Shares for cash. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering any additional Ordinary Shares under the Securities Act of 1933. We cannot assure you that we will register any new Ordinary Shares that we issue for cash. In addition, although the deposit agreement provides that the Depositary may, after consulting with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of ADSs, under current Mexican law, these sales are not possible.

The Protections Afforded to Minority Shareholders in Mexico are Different From Those in the United States. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not appropriately developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. As of June 1, 2001, the Ley del Mercado de Valores, or the Mexican Securities Market Law, was amended in order to heighten the protection given to minority shareholders and to bring corporate governance procedures of Mexican issuers up to international standards. We made amendments to our bylaws in April 2002 to reflect these changes to the Mexican Securities Market Law, but they may not be sufficient to protect minority shareholders. See “Item 10. Additional Information—Amendments to the Mexican Securities Market Law.”

You may be unable to enforce judgments against us. We are a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico. A majority of our assets and operations are located, and a majority of our revenues are derived from sources, outside the United States. All of our directors and officers reside outside of the United States and all or a significant portion of the assets of these persons and of our assets are located outside of the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or upon us, or to enforce against them or against us judgments by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise. As of this date, there is no effective treaty between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that U.S. courts would grant reciprocal treatment to Mexican. judgments. Additionally, we have been advised by our Mexican counsel that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Risk Factors Relating to Economic and Political Developments in Mexico

Economic and Political Developments in Mexico May Adversely Affect Our Business. Beginning in December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the Peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico. Mexico’s GDP, which grew at a real annual rate of 4.4% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation. Economic conditions in Mexico improved moderately in 1996 and 1997. However, a combination of factors led to a slowdown in Mexico’s economic growth in 1998. Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and duties. In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth. In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Mexican government treasury securities, which we refer to as “CETES,” averaged 24.7% and the Peso lost approximately 22.7% of its value relative to the U.S. Dollar.

During 1999 conditions improved with inflation in Mexico at 12.3%, interest rates on 28-day CETES averaging 21.4% and the Peso appreciating approximately 4.2% in value relative to the U.S. Dollar. Throughout 2000, the improvement shown in 1999 continued. In 2000 the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.3% and the Peso lost approximately 1.5% of its value relative to the U.S. Dollar. The Mexican government estimated that Mexico’s real GDP grew by 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico’s GDP shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the Peso appreciated approximately 5.0% in value relative to the U.S. Dollar. During 2002 and 2003, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.8% and 1.4% respectively, the annual inflation rate was 5.7% and 4.0% respectively, interest rates on 28-day CETES averaged 7.1% and 6.2% respectively, and the Peso lost approximately 13.7% and 7.8%, respectively, of its value relative to the U.S. Dollar. In 2004, several factors helped boost the Mexican economy including: the recuperation of the U.S. economy; higher revenues generated from petroleum sales and an increase in remittances. During this period, Mexico’s GDP grew 4.4%, which represents the highest level of growth achieved since the year 2000, while inflation reached 5.2% and the interest rates on 28-day CETES averaged 6.8%. In the first quarter of 2005, Mexico’s GDP grew 2.4% while inflation reached 0.8%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and the U.S. economies may not continue to grow at similar rates as they have done in the past, and the economic slowdown described above may continue and have a negative impact on our business and results of operations.

We are a Mexican company and all of our business operations take place in Mexico. As a result, our business may be affected by the general condition of the Mexican economy. For each of the years ended on December 31, 2002, 2003 and 2004, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the Peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased. Such policies have had and could in the future have an adverse effect on us.

Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations. We are affected by fluctuations in the value of the Peso against the U.S. Dollar. In 2002, and according to the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 13.7% due to pressures from an international environment with volatility and geopolitical concerns. In 2003, the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely impacted the Peso, resulting in a devaluation against the U.S. dollar of approximately 7.8%. In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers and lead to a reduction in our sales.

Severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices on our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos, into U.S. Dollars in order to pay such dividend to the holders of our ADSs.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the NCPI, was 5.7% for 2002, 4.0% for 2003, 5.2% for 2004 and 0.8% during the first quarter of 2005. High inflation rates can adversely affect our business and our results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute; and

•	to the extent inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury securities averaged approximately 7.1%, 6.2% and 6.8% for 2002, 2003 and 2004, respectively, and 9.1% for the first quarter of 2005. Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

The political situation in Mexico could negatively affect our operating results. Mexico has experienced political changes in recent years. This instability affects Mexico’s business and investment climate as well as the performance of Mexican securities, including our securities. As a Mexican company with substantially all of our assets and operations in Mexico, the political environment in Mexico has a significant impact on our financial condition and results of operations.

In July 2000, presidential and congressional elections took place, and Vicente Fox Quesada, a member of the National Action Party (Partido Acción Nacional) was elected President. His victory ended more than 70 years of presidential rule by the Partido Revolucionano Institucional. President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has faced many economic and political challenges derived mainly from the large opposition in Congress as well as by the constant political struggles among the main political parties who have failed to approve important reforms. In July 2003, congressional elections took place in Mexico and President Fox continued to face large opposition in Congress. This legislative gridlock has slowed the progress of key legal reforms that the Fox administration is promoting, which could have an adverse effect on us, including our business, financial condition and results of operations. In 2004, in general, the political situation remained largely the same, with the differences between the Legislative and Executive branches continuing to obstruct reforms. In addition, the lead-up to the 2006 presidential election has also begun to distract attention from much needed structural reforms. Therefore, it is possible that political uncertainty in Mexico may adversely affect financial markets or the performance of Mexican securities, including our securities.

If foreign currency exchange controls and restrictions are imposed, investors would be exposed to foreign currency exchange risk. In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other issues that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could (i) affect the ability of the depositary of our ADSs to convert dividends, which are payable in Pesos, into U.S. Dollars for purposes of making distributions to the holders of our ADSs, (ii) prevent or restrict access to U.S. Dollars, (iii) should we incur any U.S. Dollar-

denominated debt in the future, affect our ability to service such debt and (iv) have an adverse effect on our business and financial condition.

Developments in other emerging market countries may adversely affect our business or the market price of our securities. The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere, especially in other emerging markets countries.

Risk Factors Relating to Regulations in Mexico to which our Business is Subject

Mexican Antitrust Law and Regulations May Affect Our Ability to do Business. Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, and its regulations, or Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities. In particular, these laws and regulations may adversely affect our ability to acquire and sell businesses, or to enter into joint ventures with competitors due to our market share in some of the industries in which we operate and the reduced number of participants in those markets.

Our Ability to Increase the Prices of Some Products is Regulated by the Mexican Government. Our historical operating performance has been significantly affected by the Mexican government’s control on prices in the pharmaceutical sector. Prices of pharmaceuticals continue to be subject to approval by the Mexican government. As a result, our suppliers, and in turn, we may not be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical-related revenues. Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have increased in the Mexican pharmaceutical market as a result of this deregulation. However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or if so, that our ability to increase prices will continue, or result in, the improvement of our operating performance.

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations. Unlike the HBA/other products, entertainment products, general merchandise and other products and office products we distribute, the prescription drugs we distribute are not currently subject to a 15% value-added tax. In April 2001, a proposal was filed with the Mexican Congress, requesting a substantial amendment to Mexican tax laws. One of the reforms contemplated by this proposal was an increase in the value-added tax for prescription drugs from 0% to 15%. Although that bill was not passed by the Mexican Congress, the current Government has continued to file similar proposals. If prescription drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs would likely increase by the percentage amount of the value-added tax rate. While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would adversely impact consumer demand for these products and result in a decrease in related revenues. To the extent any of these price increases adversely impact revenues related to prescription drugs, our business, financial condition and results of operations could be adversely affected. We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican Congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

Item 4.   Information on the Company

History and Development of the Company

Grupo Casa Saba, S.A. de C.V. is a sociedad anónima de capital variable, or stock corporation with variable capital, which was organized under the laws of the United Mexican States on November 16, 1982. Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635. Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence shall continue until 2099. Our principal executive offices are located at Paseo de la Reforma, No. 215,

Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico. Our telephone number at that address is (52 55) 5284-6600. Grupo Casa Saba’s authorized representative in the United States is Puglisi & Associates and is located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19714, (302) 738-6680.

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type. We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications, office and other products. The majority of these products are distributed by us on a non-exclusive basis. With over 110 years of experience, we serve the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,457 of our Ordinary Shares on the Mexican Stock Exchange through a tender offer. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. For a description of our financial restructuring and subsequent refinancing of our restructured indebtedness, see “Item 5. Operating and Financial Review and Prospects -Indebtedness.” For a description of our controlling shareholder and his current ownership stake in our company, see “Item 7. Major Shareholders and Related Party Transactions -Principal Shareholders”.

We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banco Nacional de Mexico, S.A. or Banamex, and further refinanced this indebtedness in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat. On August 18, 2003, with resources from our operations, we repaid the outstanding amounts under the long term loan facility with Scotiabank Inverlat established in June 2001. In 2004, with resources from our operations, we repaid our short-term loan facilities to end the year with a net debt of Ps. 481 million. See “Item 5. Operating and Financial Review and Prospects—Indebtedness” and Note 8 to our audited consolidated financial statements.

Our consolidated net sales for the year ended on December 31, 2004 totaled Ps. 20,567.0 million. As of December 31, 2004, our total assets were Ps. 9,126.8 million. We have 22 distribution centers in Mexico. In 2004, 99% of our consolidated net sales were made in Mexico.

Our operations are currently organized into four operating business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma,” (83.6% of our total net sales in 2004); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.0% of our total net sales in 2004); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as “HBCG/Other Products” business division (9.9% of our total net sales in 2004); and the Publications business division (3.5% of our consolidated net sales in 2004).

Organizational Structure

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2005:

Name of Subsidiary(1)	Jurisdiction of Incorporation	Percentage Ownership(2)
Casa Saba, S.A. de C.V.(3)	Mexico	99.9%
Drogueros, S.A. de C.V.(4)	Mexico	99.9%
Grupo Mexatar, S.A. de C.V.(5)	Mexico	99.9%
Centennial, S.A. de C.V.(6)	Mexico	99.9%
Inmuebles Visosil, S.A. de C.V.(7)	Mexico	99.9%
Publicaciones CITEM, S.A. de C.V.(8)	Mexico	99.9%

Transportes Marproa, S.A. de C.V.(9)	Mexico	99.9%
Servicios Corporativos Saba, S.A. de C.V.(10)	Mexico	99.9%
Distribuidora Casa Saba, S.A. de C.V. (11)	Mexico	99.9%
Other companies (12)	Mexico	99.9%
____________________

(1)	With the exception of Casa Saba, S.A. de C.V., none of our operating subsidiaries is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

(2)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(3)	Direct subsidiary through which we distribute pharmaceutical products to private and government clients.

(4)	Indirect subsidiary through which we distribute pharmaceutical products to private and government clients.

(5)	Indirect subsidiary through which we distribute office and electronic products, including keyboards, audio and television equipment and related accessories.

(6)	Indirect subsidiary through which we distribute general merchandise and other products.

(7)
Indirect subsidiary through which we lease real property to our other subsidiaries. Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V., another indirect subsidiary of Grupo Casa Saba.

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

(10)	Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A. de C.V.

(11)	Direct subsidiary that provides logistical and transportation services to Casa Saba, S.A. de C.V.

(12)	Real estate and Service companies

Capital Expenditures

The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2002, 2003 and 2004. Our capital expenditure program is focused on new investments in vehicles for our distribution fleet and technology and computer equipment. For a discussion of how we funded our capital expenditures, investments and acquisitions in 2004, as well as a more detailed description of our capital expenditures, investments and acquisitions, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures.”

	Year ended December 31,
	2002		2003		2004
	(Millions of constant Pesos as of December 31, 2004)

Distribution fleet	Ps	32.8	Ps	35.6	Ps.	35.7
Technology and computer equipment		2.8		20.7		9.6
Acquisitions		0.0		0.0		0.0
Other general capital expenditures		0.0		0.7		1.0
Total capital expenditures	Ps	35.6	Ps	57.0	Ps.	46.3

We expect that, in 2005, our main capital expenditures will be related to the continued improvements to our distribution fleet, technology and computer equipment, logistics and the reengineering of our routes and processes.

As in prior years, we expect to fund the capital expenditures listed above with a combination of internally generated funds and bank loans.

Business Overview

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest distribution networks of its type. We distribute pharmaceutical products, health, beauty aids and consumer goods, publications, general merchandise, office and other products. We distribute the majority of these products on a non-exclusive basis. With over 110 years of experience, we supply the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

We currently distribute over 15,500 different products, including approximately:

❑	5,300 pharmaceutical products;

❑	3,800 health and beauty products;

❑	890 general merchandise and other products, such as food, toiletries and electronics; and

❑	5,900 publications.

We distribute these products throughout Mexico through our nationwide distribution network, to clients in the following segments:

❑	more than 18,000 pharmacies owned by private individuals;

❑	approximately 3,000 privately-owned pharmacy chains and over 628 government pharmacies;

❑	approximately 1,900 regional and national supermarkets;

❑	approximately 740 magazine stores, 200 racks and 170 nationwide agents;

❑	over 70 department stores; and

❑	approximately 200 major wholesalers and 1,200 convenience stores.

Our core business is the wholesale distribution of pharmaceutical products. The following table shows our sales by business division, as a percentage of net sales for the last three years:

	Year Ended December 31,
	2002	2003	2004
Private Pharmaceuticals(1)	81.4%	83.5%	83.6%
Government Pharmaceuticals	4.0%	2.7%	3.0%
HBCG/Other Products	10.7%	10.5%	9.9%
Publications	3.9%	3.3%	3.5%
Total	100.0%	100.0%	100.0%

____________________
(1) For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

We seek to distribute pharmaceutical products on a “full-line/full-service” basis. We distribute a wide array of pharmaceutical and other products of the kinds listed above, as well as provide our clients with a range of value-added services, including multiple daily deliveries and emergency product replacement services. In our HBCG/Other Products business division we distribute certain product on an exclusive basis while also providing our clients with specialized value-added services on a product-by-product basis, including merchandising, marketing support and other customer counseling services.

We purchase the products we distribute from a wide variety of suppliers, the majority of which are located in Mexico. We place purchase orders on an ongoing basis, negotiating quantity and price periodically rather than committing to contractual terms. In our distribution of pharmaceutical products, we generally are not a “demand creator,” since we do not advertise products or suggest or provide substitute products for those ordered.

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

Mexico’s vast and mountainous terrain and old road network connecting small towns present a difficult environment for distribution. This is further complicated in Mexico City and the surrounding areas by traffic congestion. We believe that we will continue to overcome these constraints with our strategically located distribution centers near Mexico’s major population centers.

As of December 31, 2004, we distributed products to our clients nationwide through a distribution network consisting of 22 distribution centers, representing over 110,000 square meters of warehouse space. Using a fleet of over 900 vans, trucks and cars, we filled more than 5 million orders in 2004, averaging more than 400,000 orders per month. For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Business Strategy

Since the acquisition of our company in February 2000, we have been operating under the direction of our current management. See “Item 4. Information on the Company—History and Development of the Company”. Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

•
Focusing our efforts on improving our profitability levels and operating profit generation, including by conducting ongoing analysis and evaluation of the profitability of each client and each distribution route and commercial terms with the suppliers;

•	Paying off our cost-bearing liabilities in full;

•	Maintaining state-of-the-art technology in all of our subsidiaries, as well as a renovating our transportation fleet;

•	Capitalizing on our favorable capital structure; and

•	Complementing our existing businesses through our Internet solutions.

As a result of these measures, as of December 31, 2004, we had:

•	increased our operating profit margin from 3.78% in 2003 to 3.88%;

•	canceled, created and reduced some of the distribution routes to increase their profitability;

•	reviewed, and in some cases changed, the commercial terms of several of our clients and supplier. In certain instances, we stopped distributing product lines for some suppliers;

•	paid off in full our cost-bearing liabilities with resources generated from our operations. In addition, we ended the year with cash in the amount of Ps. 481 million;

•	continued to renew and update our transportation fleet and to enhance a state-of-the-art distribution network for the warehousing and delivery of our various products;

•	maintained a strong financial position, which allowed us the opportunity to negotiate better terms with suppliers; and

•	continued to develop technologies to improve the efficiency of our operations and better serve our clients.

During 2004 our operations were based on strict cost and expense controls that sought a more efficient and profitable distribution network. For 2005 we expect to continue operating under a similar scheme pursuing an increase in our client base, net sales and profitability levels.

Focus Efforts on Improving Profitability Levels and Operating Profit Generation

In 2004, we began implementing our new profitability focused strategy, involving the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels.  After reviewing and modifying the commercial terms for both suppliers and clients, we improved our gross margin, from 9.94% in 2003 to 10.29% in 2004. We also continued to operate under very strict cost control measures in order to reduce expenses. We continued to make efforts to control expenses related to gas and gasoline, our distribution process and the operation of all of our warehouses. Our cost control measures were offset by the increase in expenses of 4.23%, primarily due to the increase in wages and salaries, which represents a significant portion of our expenses. The increase in the gross margin offset the increase in our expenses as a percentage of sales, which enabled us to increase our operating profit margin from 3.78% in 2003 to 3.88% in 2004.

Paying off our Cost-Bearing Liabilities in Full

The Company’s ability to generate cash allowed us to pay off our short-term cost-bearing liabilities by the end of 2004. Our long-term debt was fully repaid in 2003. By the end of 2004, the Group had no cost-bearing liabilities.

Maintaining State-of-the-Art Technology in All of our Subsidiaries as well as the Renovation of our Transportation Fleet

We continued investing in IT systems in 2004, including software and hardware, in order to maintain our use of state-of-the art technology in our warehouses and distribution operations.

In terms of our transportation fleet, we maintained our policy of renewing vans that are over four years old and trucks whose maintenance regimen is more expensive than the renewal of these vehicles.

Capitalize on Our Favorable Capital Structure

We believe that a stronger financial position has improved our ability to take advantage of commercial opportunities as well as to focus our efforts on finding ways to increase our net sales and further develop our core pharmaceutical business. It has also allowed us to reduce our interest expense, to prepay our outstanding long-term debt, and to pay dividends. We intend to preserve our improved financial position and capitalize on our flexibility to implement measures to increase our net sales and to support our growth strategy, as well as to allow us to react quickly to market opportunities.

Continue to Use the Internet to Complement Our Existing Business

We continued to use an online distribution and information website, www.farmaservicios.com , which we currently make available to our clients free of charge. Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments, on-line. In addition, these clients have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. We believe that www.farmaservicios.com is a value-added service that provides our clients with a quicker and more convenient way to link their demand to our inventory and place and track their orders unlike other traditional distribution channels. See “— Information Technology Systems” below in this item. We will continue with our efforts to develop internet-based solutions for our clients and suppliers, as we believe it allows us to provide a value-added service that complements our existing business.

Operations

Our operations are currently organized into four operating business divisions: the Private Pharma business division, the Government Pharma business division, the HBCG/Other Products Division and the Publications business division. Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations” and Note 13 of our financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2004.

Private and Government Pharma Business Divisions

Pharmaceutical Industry Overview

In Mexico, pharmaceuticals are available to the public through both private and government distribution channels. The Mexican government plays a significant role in the market for pharmaceuticals. In Mexico, pharmaceutical products consist of prescription pharmaceutical products that may be sold only in licensed pharmacies and “over-the-counter” pharmaceuticals that may be sold without a prescription in licensed pharmacies. For purposes of this annual report, prescription pharmaceutical products include “over-the-counter” pharmaceuticals.

The Secretaría de Salud, or the Mexican Ministry of Health, oversees the provision of public health care through hospitals in Mexico, pharmacies and clinics operated by various governmental agencies and state-owned institutions. Distribution of pharmaceuticals within the public sector is largely undertaken by each governmental agency through direct purchases from manufacturers during yearly bidding programs based primarily on price.

Based on information from IMS Health, A.G. and our internal data, we estimate that approximately 90% of private sector pharmaceutical sales are placed through wholesalers, which in turn sell primarily to retail pharmacies. The remaining 10% of private sector pharmaceutical sales are placed directly by manufacturers to a few large pharmaceutical retail chains that purchase sufficiently large volumes to have direct access to the laboratories. Most manufacturers have adopted a “wholesaler only” policy because it is the most cost-efficient method of distributing their products. Nearly all of the individual pharmaceutical purchases take place at retail pharmacies and are either paid for by individuals or through private health insurance. The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Mexican pharmaceutical market:

	Year Ended December 31,(1)
	2002	2003	2004

Sales in millions(2)	U.S.$6,768.3	U.S.$7,061.7	U.S.$7,721.3
Sales in millions of units(3)	988.0	1,005.0	972.6
Average unit price	U.S.$6.85	U.S.$7.03	U.S.$7.94
Growth in average unit price	-1.7%	2.6%	12.9%
____________________

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers.

(3)	In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States. We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us. Prior to 1990, the Mexican government determined pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products. As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell. In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed with Canifarma to continue submitting price increase proposals for approval by the Ministry of Economy. Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase. The most important factors considered by the Ministry of Economy are the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities. If the Ministry of Economy does not respond within 30 days, the increase is automatically granted. Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole. In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price. Since 1990, prices have increased above the rate of inflation. However, in 2002 the price per unit decreased by 1.7% “in dollar terms” compared with 2001, reflecting in part the devaluation of approximately 13.7% that the Peso suffered in 2002. In 2003, the average price per unit increased 2.6% “in dollar terms” versus 2002, affected by the 5.7% devaluation of the Peso and the low GDP growth rate of 1.3% posted by the Mexican economy. In 2004, the 11.8% growth in average unit price was largely due to the slight 0.8% appreciation of the Peso versus the U.S. Dollar as well as the 3.2% decrease in the number of units sold in the market. The devaluation of the Peso may affect our ability to increase the prices of some of our products. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments in Mexico.”

The government institutions that purchase products from us include:

•	ISSSTE - The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

•
PEMEX - The hospitals and pharmacies of Petróleos Mexicanos, the Mexican national oil company. Our sales to PEMEX in 2000 accounted for 4.8% of our total net sales and we had 100% of the PEMEX contracts. Due to new conditions on our PEMEX contract, sales to PEMEX during 2001 accounted for 3.5% of our total net sales and we were awarded with approximately 60% of the total PEMEX contracts to serve different hospitals in four specific regions of Mexico. During 2002, sales to PEMEX represented approximately 4.0% of our total sales, 19.40% higher than in 2001. In 2003, mainly due to a lower participation in contracts with PEMEX, sales in our Government Pharma Division decreased 29.2% with respect to 2002. Our lower participation in PEMEX contracts reflects changes in the terms and conditions of the contracts, including changes in the type of products and prices included compared to previous years. In 2004, we were able to increase our participation in various governmental institutions including PEMEX. As a result, Government Pharma sales increased 10.1%, and the participation of this division to the Group’s total net sales reached 3.0%. We cannot assume that we will be awarded contracts with PEMEX similar to those we have had in previous years; and

•	IMSS- The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our customers in the private sector consist primarily of over 18,000 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 4,900 stores) and the pharmacies associated with private hospitals. We were the first nationwide wholesale distributor of pharmaceuticals to enter the private sector market in Mexico, and since the 1960s we have been one of only two wholesalers providing national coverage. We believe that our coverage of customers is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2002, 2003 and 2004, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for over 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products). Mexico has adopted individual dosage packaging where pharmaceuticals are distributed in pre-packaged dosages rather than in bulk. Retail customers demand a rapid and continuous supply of pharmaceutical products. As a result, inventory turnover is quite high. Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers. We have sought to overcome these market constraints by maintaining a superior distribution network. Through more than 110 years of experience, we have developed sophisticated transportation and inventory logistics, which enable us to distribute our products between 12 and 24 hours from the time of order nationwide. We believe that we are able to fill the highest rate of orders in the industry , and plan to maintain a state-of-the-art distribution network to continue to improve our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to buy at prices that are substantially lower than those for private entities. Our sales to IMSS, ISSSTE and PEMEX are not in bulk and, therefore, are not at bulk prices. Instead, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers. We are able to sell our pharmaceutical products to approximately 260 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency. Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales. Sales to PEMEX are at prices substantially lower than those for the private sector. Sales to IMSS are made also at prices substantially lower than those for the private sector and in many cases depend on the negotiations made with the laboratories over each specific product.

Value-Added Pharmaceutical Services

We believe that we distinguish ourselves from our competitors, in part, by the wide range of value-added services we provide our customers in addition to our products. For example, we provide pharmacies with suggested retail price lists that are updated immediately upon notice of price changes from our suppliers. These price lists are the only notices used by pharmacies to adjust their prices. We also provide inventory, purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system. See “—Technology Information Systems—Pharmacy Personal Point-of-Sale Computers” below in this item. Also, we offer our customers an immediate product replacement service. If any item from a customer’s order is out of stock, www.farmaservicios.pdv adds the client’s name together with the specific out of stock item to the product replacement list. This ensures that the product will be delivered to the client as soon as it is received at one of our distribution centers, without requiring the client to reorder the product.

We also offer our customers a series of specialized services, including training, conferences and trade fairs. Some services to customers are supported by a monthly pharmaceutical publication, “Farmservicios Editorial,” formerly “Correo Farmacéutico,” a monthly magazine and product catalog. We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge. Clients that log on to www.farmaservicios.com are able to communicate directly with us, and to place and track their orders and shipments, on-line. In addition, these clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. www.farmaservicios.com also links to www.farmaservicios.pdv. See “—Information Technology Systems” below in this item.

Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we used to break out the divisions of General Merchandise and Other Products and Office Products. However, in 2004, as part of a strategic business decision, the Group decided to unite all three divisions under the name of Health, Beauty Aids, Consumer Goods, General Merchandise and Other or HBCG/Other Products. The decision was made due to the diminishing participation of the General Merchandise and Other products as well as Office Products within the Group’s sales, which together accounted for less than 1% of the Group’s total net sales.

We distribute health and beauty aids (HBA), various consumer products and electronic products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico. The products distributed in this division consist principally of basic toiletries, food products, consumer goods and electronics, some of which are distributed on an exclusive basis, such as:

•	Mexsana talcum powders from Schering Plough (since 1999);

•	Coppertone suntan lotions (since 1999);

•	Brunswick Sea Food products (since 1994);

•	Canderel and Nutra Sweet products (since 1999);

•	Kraft Foods (candies division) (since 1999);

•	Veet Depiladores (since 2002);

•	Cure Brand (since 2002);

•	The Sensual Tea (since 2004); and

•	Pringles (since 2005).

In some cases, we enter into short-term exclusive distribution agreements on a preliminary, experimental basis, in order to test the real demand for specific products. If upon the termination of these agreements, we conclude that there is no significant demand for a specific product, we cease the distribution of such product. For this reason, in the normal course of business, products we distribute one year may not be distributed the next year. We are permanently seeking to enter into distribution agreements to distribute HBA, other consumer products, general merchandise and other products at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

In the HBCG/Other Products business division, in some cases, we provide manufacturers with highly specialized integrated services. These services range from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and product information.

We anticipate that the market in Mexico for health and beauty aids, consumer goods, general merchandise and other products will continue to grow due to the young profile of the Mexican population. We believe that as the Mexican population continues to grow, and as consumers’ disposable income increases, this division could account for increases in the demand for our products.

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico. Prior to 2002, we referred to these products as non-perishable food/consumer products. The general merchandise products we distribute consist primarily of packaged and canned foods, candies, chocolates and freezer products, among others. The other products we distribute consist of over-the-counter products, household cleansers, toiletries, Casio electronic products and

Disney licensed products, among others. General merchandise and other products we distribute are mostly products sold on an exclusive basis in specified areas pursuant to contractual arrangements.

In August 2000, we sold all of the outstanding capital stock of our wholly owned subsidiary Papelera General, a regional office-supply wholesale distributor, and the assets related to this business, including two warehouses in Mexico City, to Adolfo I. Autrey, a former principal shareholder, director and executive officer, for Ps. 37.5 million (the equivalent of approximately U.S.$3.9 million). Following this sale, we stopped conduct any business through, or with, Papelera General, other than a lease for office space and licensing and trademark arrangements.

Since August 2000, we have distributed office and electronic products from Casio, including keyboards, calculators, audio and television equipment and related accessories, through Mexatar. We acquired Mexatar in December 1998. As part of our business strategy, the distribution of electronic products will continue only until our existing inventory of such products lasts. There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products, or if so, that the terms will be favorable to us.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis, through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is among the leading distributors of weekly magazines in Mexico. We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City. In 2002, we co-published children’s books with approximately 23 international publishers. However, due to our restructuring process, Citem did not enter into any co-publishing agreement during 2003 or 2004. There can be no assurance that we will enter into new co-publishing agreements in the future.

We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through 170 nationwide agents, 740 book stores as well as through three firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City. Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores. In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to VIPS and Portón, that keep the shelves of approximately 200 stores across Mexico, duly organized. Citem also distributes products to 15 export clients, consisting mainly on magazines wholesalers, in North, Central and South America.

Revenues from publication sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 54%, 17%, 20% and 9% of our total export sales in 2001, respectively. In 2002 and 2003, we continued with our international operations to the United States, Central America, South America and the Caribbean. These areas represented 54%, 11%, 7%, and 28%, respectively, of our total publication export sales in 2002, while in 2003 these sales accounted for 68%, 5%, 17%, and 10% of our total publication export sales, respectively. By the end of 2004, exports to the United States accounted for 62% of our annual publication export sales while Central America represented 13%, South America represented 22% and the Caribbean represented 3%.

In 2001, Citem secured the distribution of new publications, expanding its client base with the distribution of albums and stickers from leading licensors and publishers in the market. Despite the economic slowdown and supported by new contracts for distributing publications, Citem increased its total net sales during 2001 by 1.7%. To improve its infrastructure and increase its operating profitability, in the last quarter of 2001 Citem moved its distribution center from Mexico City to the State of Mexico.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability. This process involved changes in its catalog of products, client base, personnel and distribution units and methods, among other changes. As a result, several magazines and books were eliminated from its supplier base, generating a decrease in Citem’s sales of 8.5% compared to sales in 2001. The restructuring process continued during 2003 and, therefore, sales in the year decreased by 12.9%. However, in the last quarter of 2003 the restructuring processes started to show positive results, reflecting an increase in Citem’s sales of 11.6%. This increase reflects Citem’s new client and product bases in which the inclusion of new titles are improving sales and operating results. During 2004, due to above-mentioned restructuring factors, Citem’s sales rose by 6.2% as a result of having a more solid editorial base which included highly-demanded magazine titles.

Exclusive Distribution Agreements

In the areas of HBCG/Other Products and Publications, exclusive distribution agreements are typically limited to specific products, channels and geographic areas. Some of our exclusive distribution agreements can be terminated without cause, by means of proper notice, given by either party. We do not anticipate the imminent termination of any of these agreements, other than those that we decide to terminate if the products distributed are not sufficiently profitable. Before entering into exclusive distribution arrangements, we require that each prospective supplier agrees to advertise its services and offer a specific number of promotions and trade discounts to ensure that the supplier is seeking to take a leading position in the Mexican market. We provide manufacturers with highly specialized integrated services, ranging from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and the provision of information.

In 2000, we terminated several of our exclusive distribution agreements because, based on our new criteria for profitability, the margin on products distributed pursuant to these agreements was not sufficiently profitable. We are currently seeking to enter into exclusive distribution agreements that will allow us to distribute products, particularly in our HBCG/Other Products and Publications business divisions at acceptable margin levels. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

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

We have also installed EDI, which enables us to communicate electronically with our suppliers and customers. For example, we use EDI for order placement, order confirmation and price changes. See “—Information Technology Systems” below in this item.

Pharmaceutical Products

We purchase pharmaceutical products from over 290 laboratories and manufacturers. Most of these suppliers are located in Mexico City and its surrounding areas. Purchases are made through purchase orders from time to time, on an as-needed basis. More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies. Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases. Companies such as Aventis, Pharmacia, Glaxo, Roche and others are among our suppliers.

Health Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 100 suppliers located primarily in Mexico. We purchased our catalog of over 890 general merchandise and other products from a wide range of suppliers including, Nutrasweet, Brunswick and Veet. In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent. Products imported are delivered to our warehouses from the customs agent after complying with all the legal requirements, which in some cases depend on the type of product. We purchased office products and electronic products from Casio, pursuant to a distribution agreement, including keyboards, calculators, audio and television equipment and related accessories, through our subsidiary Mexatar. In line with our business strategy to focuses on profitability, we are currently distributing keyboards, digital cameras and some electronics products, such as watches, only until we run out of our existing inventory. There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or if so, under terms favorable to us.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market. Nearly all products purchased as of today may be returned to the publisher. In 2003, while going through an administrative and operative restructuring as described above, Citem distributed over 6,200 publications purchased from over 280 publishers. In 2004, Citem distributed over 5,900 publications, purchased from over 290 publishers. Currently, Citem is distributing only publications (magazine and books titles) that meet a minimum profit requirement. Purchases are made through our centralized administration. As a result of this profitability strategy, certain titles were incorporated to or eliminated from Citem’s catalog of products.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor. According to IMS Health, A.G. and our estimates, in 2004, Grupo Casa Saba and Nadro together accounted for over 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage). Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor. Our other competitors include approximately twelve regional distributors, some of which own chains of pharmacies. We believe that our distribution services are superior to those of regional distributors due to the speed with which we distribute our products, as well as the quality, catalog of products and value-added services we provide.

In the government pharmaceutical distribution business, government entities acquire products through bidding programs in which wholesalers and laboratories participate directly. These bidding processes are open to the public and, therefore, we face competition as we do in the private sector.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

Our competition in the Health, Beauty, Consumer Goods, General Merchandise and Other Products business division is similar to the competition we face in our distribution of pharmaceutical products. We compete primarily with manufacturers that deliver directly to supermarkets, some pharmaceutical chains and with various regional distributors. In addition, Nadro and other regional wholesalers also distribute health, beauty, consumer goods, general merchandise and other products.

Our principal competitors in the general merchandise and other products market segment are manufacturers that deliver directly to supermarkets and some regional distributors. We compete directly with many middle wholesalers and product-specialized wholesalers that distribute to convenience stores, independent grocery stores and “mom and pop” stores. In the lines that we distribute exclusively, we face no competition from other wholesalers.

We continue to distribute office and electronic products from Casio, and face competition from regional and other wholesalers. We only expect to continue distributing these products while inventories last, given that we do not see this as a strategic business.

Publications

In Mexico, where the majority of Citem’s sales are made, our principal competitors in our publications product line include:

•	Intermex, a company owned by Televisa, which primarily distributes its own publications;

•	Codiplyrsa, which primarily distributes popular magazines nationwide; and

•	DIMSA, which distributes primarily English-language publications.

Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product. Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended. We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis. The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us. The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy. For example, in connection with our efforts to increase sales to particular sectors of the market, in the past we extended credit to clients in these sectors on more favorable terms than those offered to our overall client base, and as a result, the maturity of accounts receivable due from clients in these sectors was slightly higher than the average maturity of accounts receivable due from our overall client base in some periods. We are constantly adapting our collection methods to market and general economic conditions. The average maturity of accounts receivable due from our overall client base was 61 days in 2002, 64 in 2003 and 63 days in 2004.

Although we are currently seeking to reduce the average maturity of our accounts receivable and maintain an aggressive collection policy for delinquent accounts receivable in connection with our efforts to improve our financial results and the efficiency of our operations, we cannot assure you that we will not extend credit to clients in particular sectors on more favorable terms than those offered to our overall client base in the future. See “Item 4.”

The following chart sets forth the average maturity of accounts receivable due from various sectors of the market.

Credit terms	Days
Pharmacies	35
Supermarkets and local wholesalers	35
Government	45
Publications to wholesalers	46
Publications to retailers (1)	46

____________________
(1)	National retail chains are centralized.

Information Technology Systems

We periodically acquire and use new technologies to increase our efficiency and distribution capabilities. All dealings with suppliers, leasers, banks and insurance companies, as well as our treasury, are centralized. We believe that our technology information systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

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

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers. www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web technology. Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com. Pharmacies that use our system are linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and outstanding orders. Additionally, through this system, we can also assist customers with their own inventory control and business management. www.farmaservicios.pdv can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs. The pharmacy owners purchase the PCs and related hardware and we provide the software package. We charge an annual license fee for this software. Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies. As of December 31, 2004, more than 2,400 www.farmaservicios.pdv systems were operating at customer locations.

Automatic Picking Technology

We were the first Mexican wholesaler to install automated pickers in our distribution centers. An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery. Each automated picker processes approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers. The automated pickers operate at high speed with extremely high accuracy and include error correction features. As of December 31, 2004, 4 of our 22 distribution centers had automated pickers. The installation of additional automated pickers in our distribution centers currently without automation will depend upon whether we deem the cost to be justifiable.

Computerized Purchase Order Placement System

We have developed and continue to update an automatic inventory control and order placement system. This system utilizes inventory optimization software to track historic demand for products and to forecast future demand. The system also seeks to optimize inventory levels and order sizes at each distribution center through a “just-in-time” inventory approach.

New Back-Office and Accounting Services

In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN. The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations. BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information. In 2004, we continued to update all of our back-office information systems in order to improve our internal processes as well as our administrative reports.

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

Property, Plant and Equipment
As of May 31, 2005, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 15 other properties, which are not currently in use. The majority of our fixed assets is wholly owned and free of any major liens or encumbrances. We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of May 31, 2005, our distribution centers represented approximately 100,000 square meters of warehouse space. From these centers, we filled more than 5 million orders in 2004, averaging more than 400,000 orders per month. All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers and their locations in alphabetical order, as of May 31, 2005:

	Distribution Center’s Name	Location (City, State)
1.	Taxqueña	Mexico City, Distrito Federal
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centenal	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Morelia	Morelia, Michoacán
13.	Peninsular	Mérida, Yucatán
14.	Citem	Tlalnepantla, Mexico
15.	Puebla	Puebla, Puebla
16.	Reynosa	Reynosa, Tamaulipas
17.	Tampico	Tampico, Tamaulipas
18.	Tijuana	Tijuana, Baja California
19.	Tláhuac	Mexico City, Distrito Federal
20.	Tuxtla	Tuxtla Gutiérrez, Chiapas
21.	Vallejo	Mexico City, Distrito Federal

	Distribution Center’s Name	Location (City, State)
22.	Veracruz	Veracruz, Veracruz

In connection with our cost-cutting program and our efforts to consolidate our operations and improve our profitability in the fourth quarter of 2001, we relocated our distribution center “Casa Saba Centro” located in Mexico City, Federal District to Taxqueña, also, within Mexico City. We also relocated “Citem” from Taxqueña to Tlalnepantla, in the State of Mexico. In 2002, 2003 and 2004 we did not make any changes to our distribution centers’ location.

Item 5.   Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 15 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 15 to our audited consolidated financial statements provides a description of our profit sharing and income taxes, and goodwill under U.S. GAAP. Note 16 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican GAAP requires that our audited consolidated financial statements recognize certain effects of inflation. In accordance with Mexican GAAP, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements in this annual report have been restated in constant Pesos as of December 31, 2004.

Overview

In response to the evolution of the dynamic markets in which we operate, we made certain operational changes in 2004, including the introduction of a system for the continued evaluation of our clients’ and suppliers’ commercial terms and our operational strategies and policies, in order to increase our profitability levels.

In our Private Pharmaceutical Products Division and our HBCG/Other Products business division, which together generated 93.5% of our sales in 2004, we implemented programs and controls in order to raise our internal operational efficiency levels and to improve the quality of the services offered to our clients. Among other measures we adopted, we increased the operational efficiency of our distribution centers and back-office support systems, continued to renew our transportation fleet, enhanced our distribution network and communication channels with our clients, and developed technologies to improve efficiency. While implementing the initial reviews of our clients’ and suppliers’ commercial terms, we ceased to distribute all products for some suppliers and various product lines for other suppliers. In addition, we discontinued operations for clients that did not meet our minimum profitability requirements. In the General Merchandise and Other Products business division, we added new distribution lines, which increased the sale of food products.

We also carried out operational changes in each of our other business divisions in order to increase profitability and sales levels. In our Government Pharma business division, we continued to pursue the strategy of increasing our presence in Governmental institutions, including PEMEX. Sales in this business division for the year ended December 31, 2004 were Ps. 617.5 million, an increase of 10.1% compared to sales of Ps. 560.7 million for the same period in 2003. Our Publications division had sales of Ps. 712.6 million, an increase of 6.2% over sales of Ps. 671.2 million for the same period in 2003, due primarily to a more solid editorial base.

Due principally to the implementation of our new commercial strategies with respect to both clients and suppliers and the increased efficiency in our operations, our gross profit increased by 35 basis points, from 9.94% for the year ended December 31, 2003 to 10.29% for the same period in 2004. This increase, however, was offset by the effect of the above-mentioned strategies on our sales, which increased only 0.1% for the year ended December 31, 2004 as compared to 2003, which prevented us from lowering our expenses as a percentage of sales. The increase in gross profit enabled us to offset the increase in our expenses as a percentage of sales, allowing our operating income to increase by 10 basis points for the year ended December 31, 2004 compared to the year ended

December 31, 2003. As a result, our operating profit for the year ended December 31, 2004 increased 2.77% and net income increased 7.10% for the same period as compared to the year ended December 31, 2003.

For the year ended December 31, 2004, we had no cost-baring liabilities and cash in an amount of Ps. 481.0 million. As a result of our improved financial structure, our Board of Directors authorized a cash dividend in the amount of Ps. 120.0 million, or Ps. 0.4521 per share, which was paid on June 3, 2005. This is the third consecutive year in which dividends were distributed.

Effects of Economic and Mexican Governmental Factors on Our Results of Operations

Our operations and assets are located in Mexico. As a consequence, our results of operations may be significantly affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico. See “Item 3. Risk Factors Relating to Economic and Political Developments in Mexico.”

Economic Situation

In 2001 due to a slowdown in the international economic environment, Mexico’s GDP decreased by 0.2% and inflation declined to 4.4%. This economic slowdown continued in 2002 and Mexico’s GDP increased by 0.8% and annual inflation reached 5.7%. In 2003, the concerns about the recovery of the U.S. economy continued, the war with Iraq took place and there were no major advances in the structural reforms expected in Mexico. The combination of these factors affected Mexico’s GDP, which grew in the period by 1.4% while inflation declined to 4.0%. Finally, in 2004 several factors helped to boost the Mexican economy, including: the recuperation of the U.S. economy; higher revenues generated from petroleum sales; and an increase in remittances. During this period, Mexico’s GDP grew by 4.4%, which represented the highest level of growth achieved since the year 2000, while inflation reached 5.2%. In the first quarter of 2005, Mexico’s GDP grew 2.4% while inflation reached 0.8%.

For each of the years ended on December 31, 2002, 2003 and 2004, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the Peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular. One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products we distribute. In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased. Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated indebtedness and do not expect to incur any U.S. Dollar-denominated indebtedness in the near term in connection with our current business plan, we may need to do so in the future. Substantially all of our revenues are and will continue to be Peso-denominated. As a result, should we incur any substantial U.S. Dollar-denominated indebtedness, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses. In 2004, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso appreciated by approximately 0.8% against the U.S. Dollar. In the first quarter of 2005, the Peso depreciated by approximately 0.3% against the U.S. Dollar. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

Severe devaluation or depreciation of the Peso may also result in the disruption of the international foreign exchange markets. This may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of principal and interest on any non-Peso-denominated indebtedness we may incur in the future, which could, in turn, affect our ability to obtain foreign services and products. Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs. Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos into U.S. Dollars.

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation. The rate of inflation on an annualized basis, as measured by changes in NCPI, was 5.7%, 4.0% and 5.2% for 2002, 2003 and 2004. High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute. In addition, to the extent inflation exceeds our price increases or to the extent we do not increase our prices, high inflation rates can adversely affect our prices and revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury bonds averaged approximately 7.1%, 6.2% and 6.8% for 2002, 2003 and 2004, respectively. In the first quarter of 2005, the 28-day Mexican CETE averaged 9.1%. Accordingly, if we need to incur Peso-denominated indebtedness in the future, it will most likely be at higher interest rates than in the United States.

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2002	2003	2004
Total Private Pharmaceuticals Market:
Real Unit Price Increases	7.2%	7.6%	6.6%
Growth in Units	2.3%	1.7%	-3.2%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	5.5%	4.2%	7.2%
Growth in Units	1.3%	1.5%	-6.8%

Market Share of Grupo Casa Saba(1):	28.0%	27.9%	26.0%
Inflation(2)	5.7%	4.0%	5.2%
_________________

(1)
Based on information from IMS Health, A.G. and Grupo Casa Saba estimates. This market share does not include purchases made by government institutions and sales in the private pharmaceutical market from similares, generics and impulso.

(2)	Based on the changes in the NCPI

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry.”

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated. This financial data is restated in constant Pesos as of December 31, 2004.

	Year Ended December 31,
	2002	2003	2004
	(Millions of constant Pesos as of December 31, 2004)
Pharmaceuticals:
Private sector	Ps.16,220.3	Ps.17,160.8	Ps.17,185.6
% Growth	6.9%	5.8%	0.1%
Government	791.1	560.7	617.5
% Growth	19.4%	-29.2%	10.1%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,132.5	2,152.4	2,054.3
% Growth	1.8%	0.9%	-4.6%
Publications	770.2	671.2	712.6
% Growth	(8.5)%	(12.9)%	6.2%
Total	Ps.19,914.1	Ps.20,545.1	Ps.20,570.0
Total % Growth	6.1%	3.2%	0.1%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2002	2003	2004
Pharmaceuticals:
Private	81.4%	83.5%	83.6%
Government	4.0%	2.7%	3.0%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	10.7%	10.5%	9.9%
Publications	3.9%	3.3%	3.5%
	100.0%	100.0%	100.0%
Cost of Sales	89.5%	90.1%	89.7%
Gross Profit	10.5%	9.9%	10.3%
Operating expenses:
Selling expenses	2.9%	2.5%	2.7%
Administrative expenses	3.8%	3.7%	3.7%
	6.7%	6.2%	6.4%
Operating income	3.9%	3.8%	3.9%
Comprehensive cost of financing, net	0.1%	0.2%	0.0%
Other income	0.0%	(0.2)%	(0.2)%
Income tax and employee profit sharing	0.8%	0.8%	0.9%
Net income	3.0%	2.9%	3.2%
	100.0%	100.0%	100.0%

Results of Operations

In accordance with Mexican GAAP, Peso amounts presented below for 2002, 2003 and 2004 are reflected in constant Pesos as of December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total Net Sales.Net sales increased by 0.12% to Ps. 20,570.0 million for the year ended December 31, 2004 as compared to the same period for 2003, mainly due to the positive performance of our Private Pharma, Government Pharma and Publications business divisions. Net sales in our HBCG/Other Products business division decreased by 4.6% to Ps. 2,054.3 million as compared to Ps. 2,152.4 million for the year ended December 31, 2003, primarily due to lower market participation. Principally, net sales were mainly affected by general competition and the non-distribution of product lines from suppliers that did not meet our new minimum profitability requirements. The distribution of most of the products in our Private Pharma business division that had ceased to be distributed was reestablished as commercial terms were renegotiated. Though our new business strategy of focusing on profitability affected the sales performance of the Group since we halted operations with clients that did not meet our minimum profitability requirements and ceased to distribute certain product lines, we believe that the results of this strategy were generally positive as operating profit and net income grew by 2.8% and 7.1%, respectively.

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 0.14% from Ps. 17,160.8 million for the year ended December 31, 2003 to Ps.17,185.6 million for the year ended December 31, 2004. This slight increase primarily reflects the non-distribution of products from suppliers that did not meet our new minimum profitability requirements, new profitability-focused commercial terms utilized with certain of our clients and increased competition. We are currently distributing most of the products that we stopped distributing during our profitability analysis under new commercial terms. As the private pharmaceutical market posted better results than our Private Pharma business division for the year ended December 31, 2004, we experienced a decrease in our market share. Our Private Pharma business division continued to account for most of our sales, increasing its percentage of total sales slightly from 83.5% for the year ended December 31, 2003 to 83.6% for the same period in 2004.

Net Government Pharma Sales. Net sales from our Government Pharma business division increased by 10.1% as compared to Ps. 560.7 million for the year ended December 31, 2003, totaling Ps. 617.5 million for the same period in 2004. This increase resulted primarily from our increased commercial and promotional efforts as well as our increased participation in different government institutions, including PEMEX. As a result of this increase, net sales in our Government Pharma business division for the year ended December 31, 2004 represented 3.0% of total net sales, compared to 2.7% for the same period in 2003. Since sales to PEMEX depend on the bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division decreased by 4.6% to Ps. 2,054.3 million for the year ended December 31, 2004 compared to Ps. 2,152.4 million for the same period in 2003. This decrease was mainly due to the change in the market position of this division and the rebalancing of our product catalog, including the decrease in the contribution of office supplies to total net sales and the addition and elimination of certain food products lines. Net sales for this division decreased as a percentage of total net sales to 9.9% for the year ended December 31, 2004 as compared to 10.5% for the same period in 2003.

Net Publications Sales. Net sales in our Publications business division increased by 6.2% to Ps. 712.6 million for the year ended December 31, 2004 from Ps. 671.2 million for the year ended December 31, 2003. This increase is mainly due to the continuation of the restructuring process that was started in the second half of 2002, which resulted in a modified management structure for the division and the elimination of titles and clients that were not sufficiently profitable. In addition, during 2004 this business division had a more solid editorial and client base, distributing highly-demanded magazine titles, and did not co-publish any books. However, the division continued to distribute books from its inventory. Net sales from our Publications division represented 3.5% of our total net sales for the year ended December 31, 2004, increasing slightly from 3.3% for the year ended December 31, 2003.

Gross Profit. Cost of sales for the year ended December 31, 2004 was Ps. 18,452.4 million, reflecting a decrease of 0.3% as compared to Ps. 18,502.6 million for the same period for 2003, due to primarily to the implementation of the new commercial and operative strategies to focus on increasing profitability levels. As a result, our gross margin increased from 9.94% for the year ended December 31, 2003 to 10.29% for the same period in 2004 and gross profit increased by 3.7% to Ps. 2,117.6 million for the year ended December 31, 2004 from Ps. 2,042.5 million for the same period in 2003.

Operating Expenses. Operating expenses for the year ended December 31, 2004 were Ps. 1,319.8 million, reflecting an increase by 4.2% as compared to Ps. 1,266.2 million for the same period in 2003. In general, the increase was mainly due to increases in salaries. As total net sales increased by only 0.1%, operating expenses as a percentage of total net sales increased from 6.2% for the year ended December 31, 2003 to 6.4% for the same period in 2004.

Operating Income. Operating income for the year ended December 31, 2004 was Ps.797.8 million, reflecting a 2.8% increase from Ps. 776.2 million for the same period in 2003. Our operating margin for the year ended December 31, 2004 increased 10 basis points to 3.88% from the year ended December 31, 2003, primarily due to the increase in the Group’s gross margin.

Comprehensive Cost of Financing, Net. Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.

Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar. In the past, we have borrowed in U.S. Dollars upon a determination that money market conditions generated a favorable cost-benefit tradeoff in comparison to borrowing in Pesos. The gain or loss on the net monetary position incorporates the effect of inflation on monetary assets and liabilities. Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.

Our comprehensive cost of financing, net for the year ended December 31, 2004 was Ps. 15.8 million, a decrease of 67.6% compared to Ps. 48.7 million for the same period in 2003. This lower comprehensive cost of financing, net was mainly the result of lower interest payments, which decreased 55.29% compared to the prior year, and an increase in interest earned, which grew 89.13% versus the previous year.

Income Taxes, Assets Tax and Employee’s Statutory Profit Sharing. Provisions for taxes and employees’ statutory profit-sharing for the year ended December 31, 2004 were Ps. 183.1 million, an increase of 16.0% compared to Ps. 157.8 million for the year ended December 31, 2003. With respect to pre-tax income, provision for taxes and the Participación de las Trabajadores en la Utilidad, or PTU (employee profit-sharing), was 22.0% of pre-tax income for the year ended December 31, 2004 compared to 20.7% for the year ended December 31, 2003. Income tax for the year ended December 31, 2004 was Ps. 57.9 million and income tax offset by prior year tax loss carryforwards was Ps. (37.1) million. For the year ended December 31, 2004, we paid Ps. 10.3 million in asset tax and deferred income tax was Ps. 142.4 million. Employee profit-sharing and deferred employee profit sharing for the year ended December 31, 2004 accounted for Ps. 9.5 million.

In July 2000, the Mexican Institute of Public Accountants, or MIPA, issued Circular 54, “Bulletin D-4 Interpretations,” which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to impact our effective tax rates in future periods. See Notes 3(1), 9 and 15(b) to our audited consolidated financial statements.

Net Income. Net income for the year ended December 31, 2004 was Ps. 648.8 million, increasing by 7.1% from Ps. 605.8 million for the year ended December 31, 2003. Net profit as a percentage of sales, or net margin, for the year ended December 31, 2004 was 3.2%, 20 basis points higher than that for the same period in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total Net Sales. Net sales increased by 3.2% to Ps. 20,545.1 million for the year ended December 31, 2003 from Ps. 19,914.1 for the same period in 2002, mainly due to the positive performance of our Private Pharma business division, which increased net sales by 5.8%. Similarly, our HBCG/General Merchandise and Other Products business division increased net sales by 0.9%, due principally to our market participation and the restructuring of certain of our product catalogs. The positive performance of these two divisions partially offset the negative growth of our Government Pharma business division, Publications, General Merchandise and Other

Products and Office Products business divisions. Our Private Pharma division, combined with our HBCG/Other Products division, represented 94.0% of total net sales and were the main sources of our growth in total net sales for the year ended December 31, 2003.

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 5.8% to Ps. 17,160.8 million for the year ended December 31, 2003 from Ps. 16,219.8 million for the same period in 2002, principally as a result of the implementation of our sales strategies as well as an increase in the private pharmaceutical market, which had both increases in the number of units sold and in real prices in 2003. Our Private Pharma business division continued to account for most of our net sales and increased its contribution to total net sales from 81.4% for the year ended December 31, 2002 to 83.5% for the year ended December 31, 2003.

Net Government Pharma Sales. Net sales from our Government Pharma business division decreased 29.2% to Ps. 560.7 million for the year ended December 31, 2003 as compared to Ps. 791.1 million for the same period in 2002, primarily due to the fact that we entered into fewer contracts with PEMEX. The lower number of contracts obtained in the PEMEX bidding processes in 2003 was the result of certain changes made by PEMEX in the prices and type of products in its contracts. As a result of our having obtained fewer contracts with PEMEX, Government Pharma’s sales for the year ended December 31, 2003 accounted for 2.7% of total sales as compared to 4.0% for the same period in 2002. Since sales to PEMEX depend on the bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division increased 0.9% to Ps. 2,152.4 million for the year ended December 31, 2003 from Ps. 2,132.5 million for the same period for 2002. This increase primarily reflected an increase in our market participation in our health, beauty and consumer good markets, as well as the restructuring of operations related to those sales that took place during 2003. Net sales were also affected by the rebalancing of the product catalog for our general merchandise that took place during 2003, resulting in the inclusion and elimination of certain products. A slow economic environment also affected the performance of this division which accounted for 10.5% of our total sales for the year ended December 31, 2003. In the last quarter of 2003, we implemented important changes in this division’s management to improve operating and sales results.

Net Publications Sales. Net sales in our Publications business division decreased by 12.9% to Ps. 671.2 million for the year ended December 31, 2003 from Ps. 770.2 million for the year ended December 31, 2002. This decrease was mainly due to the restructuring process started in the second half of 2002, which resulted in a modification of the division’s management structure and in the elimination of titles and clients that were not sufficiently profitable. Though the results of this division were affected throughout the year by these factors, we believe that the new operational scheme resulted in an 11.6% increase in [net] sales in this division in the fourth quarter of 2003. Net sales from our Publications division represented 3.3% of our total net sales for the year ended December 31, 2003.

Gross Profit. Our cost of sales for the year ended December 31, 2003 was Ps. 18,502.6 million, an increase of 3.9% from Ps. 17,813.2 million for the same period in 2002, due to an increase in net sales. As a result, our gross margin decreased from 10.55% for the year ended December 31, 2002 to 9.94% for the year ended December 31, 2003, and gross profit decreased by 2.8% from Ps. 2,100.9 million for the year ended December 31, 2002 to Ps. 2,042.5 for same period in 2003. The 0.61% reduction in our gross margin reflects increased competition in the different markets in which we operate.

Operating Expenses. Operating expenses for the year ended December 31, 2003 decreased 5.02% to Ps.1,266.2 million, reflecting a decrease of 50% with respect to the year 2002. In general, the decrease resulted from the restructuring processes made in logistics, administration and management in some of our business divisions, which resulted in lower sales expenses. The success of the strategies we have implemented to increase productivity and efficiency in each of the areas of our operations is reflected in the significant reduction of our consolidated expenses. As a result of the implementation of these strategies, our expense ratio decreased from 6.7% in 2002 to 6.2% for the year ended December 31, 2003.

Operating Income. Operating income for the year ended December 31, 2003 was Ps. 776.2 million, reflecting an increase of 1.1% compared to Ps. 767.8 million for the year ended December 31, 2002. As our lower expenses partially offset the reduction in gross margin, our operating margin for the year ended December 31, 2003 decreased by 0.08% compared to 2002, to 3.78%.

Comprehensive Cost of Financing, Net. Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.

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

The comprehensive cost of financing, net for the year ended December 31, 2003 was Ps. 48.7 million, which was equivalent to an increase of 186.8% compared to Ps. 17.0 for the same period in 2002. The higher comprehensive cost of financing, net for the year ended December 31, 2003 was mainly due to lower income from interest earned, exchange gains and monetary position gains which could not be compensated by the 14.9% reduction in our interest expense. See “—Indebtedness” and Note 8 to our audited consolidated financial statements.

Income Taxes, Assets Tax and Employee’s Statutory Profit Sharing. Provisions for taxes and employees’ statutory profit-sharing for the year ended December 31, 2003 were Ps. 157.8 million, reflecting a 2.9% decrease compared to Ps. 162.4 million for the same period in 2002. With respect to pre-tax income, provision for taxes and the Participación de las Trabajadores en la Utilidad, or PTU (employee profit-sharing), was 20.7% of pre-tax income for the year ended December 31, 2003 compared to 21.4% for the year ended December 31, 2002. Income tax for the year ended December 31, 2003 was Ps. 166.1 million and income tax offset by prior year tax loss carryforwards was Ps. (136.0) million. In 2003, we did not have any asset tax liability nor any recovery of asset tax paid. Deferred income tax was Ps. 126.1 million and employee profit-sharing was Ps.1.5 million for the year ended December 31, 2003.

In July 2000, the Mexican Institute of Public Accountants, or MIPA, issued Circular 54, “Bulletin D-4 Interpretations,” which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to affect our effective tax rates in future periods. See Notes 3(1), 9 and 15(b) to our audited consolidated financial statements.

Net Income. Net income for the year ended December 31, 2003 was Ps. 605.8 million, increasing by 1.8% from Ps. 595.0 million for the year ended December 31, 2002. This slight increase reflects the 1.1% growth in our operating profit as well as the increase of Ps. 29.6 million in other income, net. Net profit as a percentage of total net sales, or the net margin, for the year ended December 31, 2003 decreased 0.04% from that for the same period in 2002 to 2.95%.

Aggregate Contractual Obligations

Below is a table containing a description of Casa Saba’s aggregate contractual obligations.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long Term Debt (1)	-	-	-	-	-
Capital Lease Obligations (2)	17,073	17,073	-	-	-
Operating Leases (3)	-	-	-	-	-
Purchase Obligations (4)	-	-	-	-	-
Other Long Term Liabilities reflected on our Balance Sheet Under Mexican GAAP (5)	53,821	-	-	-	53,821
Total	70,894	17,073	-	-	53,821
_________________
(1) Current Maturities of Long Term Debt (see Note 8 to our audited consolidated financial statements).
(2) Includes leasing obligations of Information Technology equipment and transport equipment from Hewlett Packard, Capital and Paragon.
(3) Not applicable.
(4) Not applicable.
(5) Includes reserve for retirement pensions and seniority premiums. The maturity of this obligation will occur in accordance with the disclosure in Note 3(j) to our audited consolidated financial statements.

Non-Exchange Traded Contracts Accounted for at Fair Value

All financial assets and financial liabilities derived from any type of financial instrument are recognized in our balance sheet at fair value. The valuation effect is recognized as income for the year. Revenues and expenses generated by financial instruments are recognized in the income statement when accrued.

In accordance with Bulletin C-2 “Financial Instruments” issued by the MIPA, Casa Saba’s financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to its commercial activities, bank loans, and long-term debt. We are not party to any derivative or other similar instruments at this time. As of December 31, 2003 and 2004, the carrying value of financial instruments shown in the balance sheet approximates their fair value due to their short-term nature.

Off- Balance Sheet Agreements

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial statements, financial condition, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose our contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses incurred during the reporting periods. We base our estimates on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates on an on-going concern basis. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

a) Allowance for doubtful accounts

The allowance for doubtful accounts represents our estimate of the probable loss inherent in all receivables by considering the general historical trend of payment performance of customers and factors surrounding the specific customer’s credit risk. On a periodic basis, we analyze the recoverability of our accounts receivable in order to determine whether due to credit risk or other factors, some receivables may not be recovered. If we determined such a situation exists, book value related to the non-recoverable assets are adjusted and expensed through an increase in the allowance for doubtful accounts. This determination requires substantial management judgment. Final losses from doubtful accounts may differ from our estimated reserve.

b) Estimate for slow-moving inventory

Periodically, we analyze the recoverability of our inventories in order to determine whether due to certain factor or conditions, certain products in our inventories may not be available or useable for sale purposes. If such a situation exists book value related to the non-recoverable assets are adjusted and expensed through an increase in the estimate for slow-moving inventory. As a result, final losses from slow-moving inventory could differ from our estimated reserves.

c) Property and equipment

Our balance sheets reflect amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout Mexico. Many of these assets have resulted from past acquisitions, which have required us to reflect these assets at their market value at the dates of acquisition. Subsequently, we restate the value of long-lived assets by applying the “adjustments due to changes in the general price level method” by using the National Consumer Price Index to value those assets, as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than historical cost or other methods accepted by Mexican GAAP.

As we discuss in Note 3 to our audited consolidated financial statements, effective 2004, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the IMCP, we periodically assess the recoverability of the restated value of our long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recovered. This determination requires substantial judgment. In the event that we determine that the carrying value may not be recovered, an impairment loss is recorded in the income statement in the period when such an assessment is carried out, unless the indications are of a temporary nature. The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof by considering net present value of cash flows estimated to be generated by those assets. Bulletin C-15 contemplates the reversal of the recognition of impairment. Property and equipment to be disposed of are recorded as the lesser of the carrying value and the fair market value thereof, less sale related costs. Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable. This determination is subjective and is an integral part of the determination of whether an impairment has occurred. Property and equipment are depreciated on the restated value thereof, by using the straight-line method, and by considering the estimated remaining useful lives of fixed assets. The estimated useful lives represent the period we expect the fixed assets to remain in service and to generate revenues by considering their operation conditions.

As a result of the application of the provisions of Bulletin C-15, we completed a transitional fair-value-based impairment test on our property and equipment as of January 1, 2004. Based on the results of this test, the fair value of those long-lived assets was equivalent to or greater than the carrying value thereof recorded on that date. Accordingly, no impairment charges resulted from the transitional evaluation performed on the carrying value of property and equipment as of January 1, 2004. The provisions issued prior to Bulletin C-15 set forth the determination of the impairment loss by comparing undiscounted estimated future cash flows to be generated by long-lived assets and their respective carrying value.

While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations. Our evaluations throughout the year and up to the date of this annual report did not lead to any impairment of long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments.

The provisions of Bulletin C-15 are virtually identical to SFAS 144, “Accounting for the impairment or disposal of long-lived assets” adopted by us on January 1, 2002 under U.S. GAAP.

d) Valuation of intangible assets and goodwill

Our goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired at the acquisition date. As we discuss in Note 3 to our audited consolidated financial statements, effective 2003, we began to apply Bulletin C-8, “Intangible Assets” (Bulletin C-8) issued by the MIPA. That Bulletin states that intangible assets including goodwill refer to costs incurred and/or rights or privileges acquired that generate specific future economic benefits over which we have control. As a result thereof, intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and are reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. In addition, intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph c) above.

While we believe that our estimates are reasonable, different assumptions could affect our evaluation. Our evaluation throughout fiscal year 2004 up to the date of this annual report did not lead to any significant impairment of goodwill. We can give no assurance that our expectations will not change as a result of new information or developments.

The provisions of Bulletin C-8 are virtually identical to SFAS 142, “Goodwill and other intangible assets” adopted by us on January 1, 2002 under U.S. GAAP.

e) Labor obligations

Our labor obligations are comprised of retirement pensions and seniority premiums derived from defined benefit plans for all our employees. The determination of our obligations and the net periodic cost is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. We describe our labor obligations in Note 3 to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs.

In accordance with Mexican GAAP, actual results that differ from our assumptions (actuarial gains or losses) are accumulated and amortized over future periods by considering probable labor lives of our employees and, therefore, generally affect our recognized expenses and recorded obligations in these future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our retirement pensions and seniority premiums.

f) Income taxes

We recognize both the deferred income tax and deferred employee profit sharing effect by applying the “comprehensive asset and liability method” in accordance with Mexican GAAP and U.S. GAAP. The deferred income tax liability and/or asset are determined by applying the income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated so that the temporary differences that are realized will be applied. Asset tax paid in the current year and in prior years that are recoverable may be recognized as a deferred income tax asset under certain circumstances.

In addition, our tax position is subject to different laws that require certain interpretation and application. It is possible that the relevant taxing authorities may review our tax position and might challenge our interpretation and application regarding certain tax criteria. Although we have been successful in sustaining our tax criteria, no assurance can be given that we will be continue to be as successful as we have been in the past. Significant judgment is required to appropriately assess the amounts of the income tax liability and/or asset.

We periodically perform a valuation allowance to determine the amount of the deferred income tax asset that will be recorded, in the event that it is likely that a certain portion or the entire deferred income tax asset may not be realized. The valuation allowance is determined based on historical taxable income, projected future taxable income and the expected timing of the reversal of existing temporary differences. Any reduction in the deferred income tax asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. If our estimates and related assumptions change in the future, we may be required to record additional valuation allowance against our deferred tax assets resulting in additional income tax expense.

On December 1, 2004, an amendment to the Mexican Income Tax Law was published and became effective as of January 1, 2005. Under this amendment:

(i)	The statutory income tax rate will be 30% for 2005 and will be reduced by one percentage point per year through 2007, when the rate will be 28%.

(ii)
The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004, will be taxable during the next four to twelve years, based on specific criteria provided for in the Income Tax Law.

(iii)	Paid employee profit sharing will be deductible from income tax, and

(iv)	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries will be eliminated for tax consolidation purposes.

This amendment reduced the deferred income tax liability, which we recorded as a reduction in taxes in our income statement, in the amount of Ps. 61,899. See Note 9 to our consolidated financial statements.

g) Provisions, contingent assets and liabilities and commitments

We recognize provisions when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated. Significant obligations or losses related to contingencies are periodically evaluated. They are only accounted for when it is likely that present obligations will require the disbursement of economic resources, and there are reasonable elements for their quantification. Commitments are not recognized unless they result in a loss. Actual results may differ from our estimates under different assumptions or conditions.

Indebtedness

During 2004, we continued to reduce our outstanding debt. As a result, as of December 31, 2004, Casa Saba had fully paid off its cost-bearing liabilities. As of September 18, 2003, we had paid off all of our long-term debt and, accordingly, terminated our long-term loan facility Scotiabank Inverlat which we established in June 2001. Certain of the warranties related to this facility were released upon its termination.

As of June 15, 2005, we had arranged for short-term loan revolving credit lines for a total aggregate principal amount of Ps. 1,940 million with the following banks: Santander-Serfin; Banamex; BBVA Bancomer and IXE. These facilities may each be accessed depending on our cash flow requirements. Grupo Casa Saba did not provide specific warranties for these facilities. The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México, S.A. plus a maximum of 80 basis points. The basis points which will be added to TIIE depend on negotiations and prevailing market conditions. As of this date, and despite the pay out of a Ps. 120 million dividend payment on June 3, 2005, we do not have any cost-bearing liabilities.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations. If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1.9 billion. Net working capital (current assets minus current liabilities) as of December 31, 2004 was Ps. 3,522.1 .million as compared to Ps. 2,954.2 million as of December 31, 2003.

Our cash flows are subject to seasonal fluctuations and market conditions. To maintain a larger winter inventory and to support inventory for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end. After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. Our inventories, net as of December 31, 2004, were Ps. 3,694.5 million or 15.2% higher as compared to Ps. 3,205.8 million as of December 31, 2003. As of December 31, 2004, our inventory days were 72.1 days, 9.7 days higher than the 62.4 days registered for the year ended December 31, 2003. In 2002, our inventory days were 64.9 days. Accounts Receivable for the year ended December 31, 2004 registered 62.7 days while accounts payable accounted for 79.6 days for the same period. While for the year ended December 31, 2003, inventory days were 62.4, account receivable days reached 69.1 and accounts payable days were at 73.1.

Accounts Receivable

As of December 31, 2004, mainly due to our newly implemented strategies to improve our profitability levels and our client structure and the competitive environment in which our operations were conducted, accounts receivable net decreased to Ps. 3,580.9 million or by 9.2% as compared to Ps. 3,943.4 million as of December 31, 2003. Our accounts receivable as of December 31, 2004 decreased 6.4 days to 62.7 days from 69.1 days for 2003. As of December 31, 2002, our accounts receivables were for 61.2 days.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Notes 3(f), 4 and 7 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2004, trade accounts payable increased to Ps. 4,081.2 million or by 8.6% as compared to Ps. 3,757.9 million as of December 31, 2003. As a result, our trade accounts payable days increased to 79.6 days in 2004 as compared to 73.1 days for the year ended December 31, 2003. As of December 31, 2002, our trade accounts payable were 78.6 days.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2004 were approximately Ps. 46.3 million, which consisted of Ps. 35.7 million for the purchase of transport and delivering equipment, Ps. 9.6 million for technology and computer equipment and Ps. 1.0 million for other general expenditures. We expect to fund these expenditures with internal resources. In the event that we require additional funds, we may access our short-term revolving credit facilities.

In 2003, our capital expenditures amounted to Ps. 57.0 million, which consisted of Ps. 20.7 million for the purchase of technology and computer equipment, Ps. 35.6 million for the purchase of vehicles for our distribution fleet and Ps. 0.7 million for other general expenditures. As in previous periods, these expenditures were financed with bank borrowings and cash on hand.

In 2002, our capital expenditures amounted to Ps. 35.6, which consisted of Ps. 2.8 million for the purchase of technology and computer equipment and Ps. 32.8 million for the purchase of vehicles for our distribution fleet. As in previous periods, the expenditures were financed with bank borrowings and cash on hand.

Trend Information

During 2004, and as a result of the evolution of the markets in which we operate, we implemented innovative operational strategies in our warehouses and sales divisions, as well as in the administrative and corporate areas, in order to increase our operating profit levels and to better position the Group in a competitive manner. Through these measures, we believe that we will be able to better respond to market needs in the medium and long-term, which in turn should improve our results of operations.

As part of this strategy we applied profitability requirements with respect to our clients and suppliers which allowed us to increase our gross margin. These measures included discontinuing operations with certain clients and suppliers that did not meet the minimum profitability parameters that we established.

These changes generated positive results, particularly in our gross margin level, which increased from 9.9% in 2003 to 10.3% in 2004. Accordingly, our operating profit grew 2.8% in 2004 despite the fact that sales only grew by 0.1%. We believe that our current profitability strategy will allow us to continue growing our divisions with acceptable margin levels and will continue to focus our efforts on increasing profitability in the different markets in which we operate. In addition to these measures, we are also committed to operating under strict expense controls.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years. The main factors supporting this expected growth are Mexico’s demographic structure (adults are continuously increasing their participation in Mexico’s total population) and the increase in the life expectancy of the Mexican population. The combination of these two factors generate natural growth in the demand for healthcare services and pharmaceutical products.

With respect to our non-pharmaceutical or HBCG/other products related business divisions, we expect that higher levels of economic growth will increase demand, allowing us to generate positive results in the upcoming years. We believe that the more solid client and editorial base of our Publication business division has, and will, allow it to generate better sales and operating results, particularly if Mexico has a better economic performance than in previous years.

Accounting Pronouncements and Related Effects

Under Mexican GAAP

In May 2003, the MIPA issued Bulletin C-12, “Financial instruments with liability and equity characteristics or characteristics of both” (Bulletin C-12). This Bulletin incorporates the parts referred to in other bulletins issued by the MIPA regarding the issuance of debt, equity or compound financial instruments. Bulletin C-12 states the basic differences between liabilities and equity, as well as the rules to classify and value the opening recognition of liability and equity components of compound financial instruments. Subsequent opening recognition and valuation of liability and equity components of compound financial instruments is subject to the provisions set forth in the specific bulletins issued by the MIPA. Application of the provisions of Bulletin C-12 is mandatory, effective January 1, 2004. Although we currently have no financial instruments with these characteristics, this does not mean that we may not issue them in the future.

In December 2003, the MIPA issued the revised Bulletin D-3, “Labor obligations” (Bulletin D-3), which incorporates rules for valuation, presentation, and disclosure regarding “remunerations at the end of the employer/employee relationship” granted to employees when they complete their employer/employee relationship prior to reaching retirement age. Under Bulletin D-3, remunerations granted to employees due to causes other than restructuring, are valued by using the “projected unit credit method”, whereas remunerations due to restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments”. Application of the provisions of Bulletin D-3 is mandatory, effective January 1, 2005. We believe that these provisions did not have any effect on our financial position or income statement.

In March 2004, the MIPA issued Bulletin B-7, “Business acquisitions” (Bulletin B-7) that requires applying the purchase method for the recognition and opening valuation at fair value of the business acquisitions and investments in associated companies (International Accounting Standard No. 22, “Business Combinations”, will no longer be supplemental under Mexican GAAP). A business acquisition occurs when net assets comprising a business or common shares that are under the control or significant influence of a legal entity are acquired. The Bulletin sets forth the rules for acquiring minority interest, transferring assets or exchanging shares among entities under common control. That Bulletin further amends the accounting treatment of goodwill generated in business acquisitions, by eliminating its amortization and subjecting it to impairment rules. The Bulletin complements the accounting treatment of intangible assets recognized in a business acquisition, in accordance with Bulletin C-8 “Intangible Assets” issued by the IMCP, as discussed in Note 3(h) to our audited consolidated financial statements. Application of the provisions of Bulletin B-7 is mandatory, effective January 1, 2005. Although we have currently not carried out transactions of this nature, this does not mean that we may not carry them out in the future. This standard substantially equals Mexican GAAP to U.S. GAAP.

In February 2004, the MIPA issued Bulletin C-10, “Derivative financial instruments and hedging transactions” (Bulletin C-10), which sets forth the characteristics of derivative financial instruments, the requirements of derivatives to be classified as hedging instruments, the journalization models of hedging transactions, the recognition and valuation rules of derivatives, and structured hedging transactions through derivatives. It classifies hedging for purposes of defining whether the gain or loss that results from valuation of hedging instruments at fair value should be recorded in net income or other comprehensive income. Application of the provisions of Bulletin C-10 is mandatory, effective January 1, 2005. Although we have currently not carried out transactions of this nature, this does not mean that we may not carry them out in the future. This standard substantially equals Mexican GAAP to U.S. GAAP.

Under U.S. GAAP

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plan. Statement 123 (R) replaces Statement 123, “Accounting for Stock-Based Compensation” and supersedes Opinion 25, “Accounting for Stock Issued to Employees”. As originally issued in 1995, Statement 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply Statement 123 (R) as of the first interim reporting period that begins after June 15, 2005, and we plan on using the modified-prospective method, effective July 1, 2005. We are currently evaluating the impact Statement 123(R) will have. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations, or cash flows.

In November 2004, FASB issued Statement 151, “Inventory Cost”, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory base on the normal capacity of the production facilities. We do not believe that the adoption of Statement 151 will have a significant effect on our financial statements.

In December 2004, FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, meaning, transactions that are not expected to result in significant changes in the cash flow of the reporting entity. We do not believe that the adoption of Statement 153 will have a significant effect on our financial statements.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and We have complied with the new disclosure requirements in our audited consolidated financial statements. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position (FSP) EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing “other-than-temporary” guidance until a final consensus is reached. We do not anticipate that issuance of a final consensus will materially impact our financial condition or results of operations.

In November 2004, the EITF released Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations”. To qualify as a discontinued operation, paragraph 42 of Statement 144 requires that the cash flows of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. EITF 03-13 provides guidance on how to interpret and apply the criteria in paragraph 42A (elimination of cash flows) and paragraph 42B (no significant continuing involvement) of Statement 144. EITF 03-13 is effective for all periods beginning after December 15, 2004. Previously reported operating results related to disposal transactions initiated within an enterprise’s fiscal year that includes November 30, 2004 (the date that the consensus was ratified) may be reclassified to reflect the consensus. We do not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

In September 2004, the EITF released EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” Under current interpretations of Statement 128, Earnings per Share, issuers of contingently convertible debt instruments generally exclude the potential common shares underlying the contingently convertible debt instruments from the calculation of diluted earnings per share until the underlying common stock achieves a specified price target, or other contingency is met. EITF 04-8 requires that contingently convertible debt instruments should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger has been met. We will adopt the requirements of EITF 04-8 beginning with the quarter ending February 28, 2005. The application of EITF 04-8 will require us to include the contingent convertible subordinated notes in the calculation of diluted earnings per share, if dilutive. The diluted earnings per share computations for fiscal year 2004 would exclude the impact of these notes as the effect would be antidilutive. We do not believe that the adoption of EITF 04-8 will have a significant effect on our financial statements.

Item 6.   Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our current directors, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors. Each of the following directors was elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2005.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Isaac Saba Raffoul (10/17/23)	Chairman of the Board	President and Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Moises Saba Ades (07/12/63)	Vice Chairman of the Board	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Manuel Saba Ades (11/03/67)	Vice Chairman of the Board and Chief Executive Officer	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’jamus (07/27/69)	Assistant Chief Executive Officer	Executive Director - Grupo Comercial Hotelera, S.A. de C.V.	February 2000

Agustin Rodriguez Legorreta (02/11/63)	Director	Investor Advisor -Internacional de Capitales, S.A. de C.V.	February 2000
Raul Fernandez Diaque (05/16/63)	Director	Investor Advisor -Internacional de Capitales, S.A. de C.V.	February 2000

Francisco Fuentes Ostos is the Secretary of our Board of Directors. Moises Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul. Gabriel Saba D’jamus is the nephew of Isaac Saba Raffoul. Manuel Saba Ades, Moises Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D’Jamus. Isaac Saba Raffoul, Alberto Saba Ades and Manuel Saba Ades are also members of the Board of Directors of Grupo Xtra, S.A. de C.V. and alternate member of the Board of Directors of Ixe Grupo Financiero, S.A. de C.V., and Finamex Casa de Bolsa, S.A. de C.V., Grupo Financiero Finamex. Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

Set forth below are the names of the alternate members of our board of directors. The alternate members of our board were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2005.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Ivan Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A. de C.V.	Partner - Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000
Alejandro Sadurni Gomez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration - INMAS, S.A. de C.V.	February 2000

The management of our business is vested in our Board of Directors. Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders’ meeting held for the purpose of appointing and electing directors; provided, however, that in no case shall our Board of Directors consist of less than five directors. Our bylaws also provide that our shareholders may, but are not required to, nominate and elect corresponding alternate directors for each current director. Our current Board of Directors has seven directors and two alternate directors. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholder’s meeting, and each serves until a successor is elected and takes office. In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present. All of the current members of our Board of Directors were elected by our shareholders at the annual shareholders’ meeting, which was held on April 29, 2005. In accordance with the Mexican Securities Market Law as amended on June 1, 2001, we have amended our bylaws to reflect the changes in such law, and as a result of such amendments, 25% of the members of our Board of Directors qualify as “independent directors” in Mexico. Under Mexican law, a person will not qualify as an “independent director” if he or she is, among other things:

•	one of our employees or managers;

•	a controlling shareholder;

•	a director, executive officer or relative of a controlling shareholder, or entities controlled or managed by a controlling shareholder; or

•	a significant client, supplier, debtor or creditor, or member of the board of directors or executive officer of any of these entities.

Our bylaws, as amended, also provide that the Chairman of the Board of Directors shall have the casting vote in the event of a tie. The Board of Directors is required to meet at least once a quarter. The Chairman, 25% of the directors or any examiner may call for a meeting of the Board of Directors. Also, our amended bylaws provide that the Board of Directors must approve all transactions that are outside the ordinary course of business as well as transactions that are to be entered into between us and any of our shareholders, our managers or other related individuals as set forth in the amendments to the Mexican Securities Market Law. Likewise, the Board of Directors

must approve any purchase or sale that represents 10% or more of our assets, the grant by us of guarantees exceeding 30% percent of our assets and other transactions representing more than 1% of our assets, in addition to any shareholder approval required by our bylaws or otherwise.

In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director. Pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

Committees of Our Board of Directors

We have an Executive Committee, whose members are Messrs. Manuel, Alberto and Moises Saba Ades, who were all reelected by the shareholders at our annual shareholders’ meeting held on April 29, 2005. Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved for the Board of Directors.

In accordance with the Mexican Securities Market Law, as amended, we also have an Audit Committee composed of Messrs. Agustín Rodríguez Legorreta, Raúl Fernández Diaque and Mr. Manuel Saba Ades, who are members of the Board of Directors. Both the Chairman and a majority of the members of the Audit Committee are independent directors. Our examiners (comisarios) must be invited to attend all Audit Committee meetings. Among other duties and responsibilities, the Audit Committee must:

•	prepare an annual report regarding its activities for submission to the Board of Directors and to our shareholders at our annual shareholders’ meeting;

•	prepare and render statements to the Board of Directors as to the fairness of transactions and arrangements with related parties; and

•	retain independent experts to render fairness opinions in connection with material transactions and arrangements with related parties.

Examiner

Pursuant to the Mexican Corporations Law and the Mexican Securities Market Law, as amended, we must have at least one comisario, or examiner, who is elected by our shareholders at our annual general ordinary shareholders’ meeting. In accordance with the amendments to the Mexican Securities Market Law, every 10% holder, or group of holders, of a series of our shares may elect an examiner (comisario) and a corresponding alternate examiner at the annual general ordinary shareholders’ meeting. The primary role of the examiners is to report to our shareholders at the annual ordinary general shareholders’ meeting the accuracy of the financial information presented to shareholders by the Board of Directors. In accordance with Mexican law, the examiners receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition and are invited to attend any meeting of the Board of Directors and the Audit Committee. The examiners are also authorized to:

•	call ordinary or extraordinary general meetings;

•	place items on the agenda for meetings of shareholders or the Board of Directors;

•	attend meetings of shareholders, the Board of Directors, or the Audit Committee; and

•	generally monitor our affairs.

Our current examiner is Manuel Sainz Meixueiro and our current alternate examiner is Jose Antonio Guzmán Durán.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience, and the year in which they were first appointed to their current position.

Name and Date of Birth	Current Position	Business Experience	First Appointed
Manuel Saba Ades (11/03/67)	Chief Executive Officer and Vice Chairman of the Board	President and Director -Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’jamus (07/27/69)	Deputy Chief Executive Officer	Executive Director - Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration - INMAS, S.A. de C.V.	February 2000
Ricardo Ríos Cardenas (01/02/55)	North Region Operations and Sales Director	Deputy Personal Assistant of the President of the United Mexican States	December 2000
Oscar Gutierrez Melgar (17/04/67)	South Region Operations and Sales Director	Former Manager of Drogueros, S.A. de C.V.	November 1985
Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager - Grupo Casa Autrey, S.A. de C.V.	June 1995
Jose Norberto Mouret (03/30/52)	Human Resources Director	Human Resources Director - Taesa	October 1999
Fernando Torres Suarez (09/21/64)	Purchasing Director	Commercial Director - Farmacias Benavides	April 2001
Jorge Luis Garcia (09/12/61)	Chief Information Officer	Former Manager - Grupo Casa Autrey, S.A. de C.V.	May 1992

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis. For the year ended December 31, 2004, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 24.2 million. Our directors do not receive any compensation for their services rendered in such capacity.

Share Ownership of Directors and Officers

Share ownership of our directors and executive officers is set forth in the table under the caption “Item 7. Major Shareholders and Related Party Transactions”. Except as set forth in the table, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock or options representing the right to purchase more than 1% of any class of our capital stock.

Employees

As of December 31, 2004, we had 5,367 employees, 2,237 of which were sales representatives for our Pharmaceutical and HBCG/Other Products business divisions, 875 of which were administrative employees and 2,255 of which were operational employees. A significant majority of our employees, 83.70% as of December 31, 2004, are represented by unions. We believe that our relations with our employees and the unions to which they are affiliated are good. In 2004 the number of employees increased 1.9% compared to 2003, mainly due to the reinforcement of our sales force.

Employee Profit Sharing

Under Mexican law, we are required to contribute 10% of our yearly taxable profits, as adjusted, to our employees. This contribution is distributed in May of each year. In addition, in the past we have customarily paid an annual Christmas bonus to our employees in an amount equal to between two (the minimum required by law) and five weeks’ salary, depending on seniority.

The Pension Fund

We recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with Mexico’s Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel who have completed at least fifteen years of service and are calculated based on the number of years worked. Retirement pensions are granted to all personnel who have completed at least ten years of service and reached sixty-five years of age. We are required to pay certain severance benefits to employees that are dismissed without proper cause. These payments for non-substitute indemnification of retirement pensions are expensed when paid.

Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the “projected unit credit method”, in conformity with Bulletin D-3, “Labor Obligations” issued by the MIPA. This method is virtually identical to the method used under U.S. GAAP.

We have created a fund placed in irrevocable trusts at a financial institution to meet the labor obligations referred to above. Contributions to these funds are determined annually by an actuarial calculation prepared by an accounting firm and approved by our Board of Directors. We believe that obligations under these trusts are closely monitored by their trustee.

During 2002, 2003 and 2004 contributions to the fund based on actuarial computations amounted to Ps. 4.27, Ps. 10.0 and Ps. 10.0 million, respectively (Ps. 4.7, Ps. 10.5 and 10.0 million at fiscal year-end constant Pesos, respectively). As of December 31, 2002, 2003 and 2004, fund assets consisted primarily of investments in equity securities, as well as investments in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

For information regarding the relevant information of the study performed by independent actuaries, with regard to our retirement pension and seniority premiums, see Note 3(j)(ii) to our audited consolidated financial statements.

Item 7.   Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2005, which was 265,419,360. As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2005, which was 14,729,720. We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9. Offer and Listing Details—Share Repurchases.” Currently, there are no arrangements known to us that could result in a change of control of the Company.

As of May 31, 2005, our controlling shareholder directly and indirectly owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock. As of May 31, 2005, approximately 10.1% of our Ordinary Shares were held through ADSs by 92 recorded holders.

The following table shows information, as of May 31, 2005, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned(1)	Percentage Stake
Isaac Saba Raffoul	225,606,456	85%
Directors, executive officers and key employees(2)	225,606,456	85%
Total	225,606,456	85%

____________________

(1)
Does not include Ordinary Shares directly held by funds advised by Internacional de Capitales, S.A. de C.V., an investment advisory firm that renders investment advisory services to funds that invest in securities of Latin American and emerging market issuers. Shares held directly by these funds as of May 31, 2005 represented less than 3% of our issued and outstanding capital stock as of that date. Agustin Rodriguez Legorreta and Raul Fernandez Diaque, two members of our Board of Directors, render investment advisory services to these funds in their capacity as investment advisors of Internacional de Capitales, S.A. de C.V.

(2)
The only director, executive officer and/or key employee who owns Ordinary Shares or ADSs is Isaac Saba Raffoul, our controlling shareholder. The listed amount is based on information provided by Mr. Saba.

Acquisition of Our Company

On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange. Upon the completion of the tender offer on February 1, 2000, Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder. The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under “Item 4- Information on the Company - History and Development of the Company.”

Following the completion of the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, appointed new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. As part of our financial restructuring, the net proceeds received by certain members of the Autrey family from the tender offer were deposited into a special purpose trust in benefit of our creditors in order to repay a substantial portion of our restructured indebtedness. See “Item 4. Information on the Company—History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—Indebtedness.”

Related Party Transactions

In 2004, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below. Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries. Conflicts of interest are inherent in transactions with related parties. See Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

All related party transactions we engage in are previously submitted to the Audit Committee, and are subject to thorough evaluation, which results in the determination of the terms and conditions under which the transactions shall be carried out. During this evaluation period, the Audit Committee makes relevant market research and obtains quotations from several different non-related parties that render the exact or similar services to those intended to be performed by the related party with which the transaction is intended to be conducted. Once the research is concluded, the Audit Committee prepares the guidelines that must be observed in establishing the terms of the related party transactions and submits its evaluation to the Board of Directors and to our shareholders. This procedure enables the Company to obtain objective information as to competitive market prices and conditions and therefore, guarantees that the transactions entered with related parties are at all times entered into on an arm’s-length basis.

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders effective during 2004

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder. During 2002, 2003, and 2004, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement. In 2004, we expensed Ps. 4.8 million with respect to this lease. We believe that this lease was entered into the ordinary course of business, was made at arm’s length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Services. In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V. entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity owned and controlled by our controlling shareholder. Services pursuant to this agreement were also provided to us in 2003 and 2004. In 2004, we expensed Ps. 10.4 million with respect to services rendered by Aero Xtra, S.A. de C.V. This contract was entered into in the ordinary course of business, and was made at arm’s length on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Legal and Advisory Services. During 2004, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

Tax Advisory Services. During 2004, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future. Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

As of December 31, 2003 and 2004, the receivable balances from all related parties, Aeroxtra, S.A. de C.V. million and Xtra Inmuebles, S.A. de C.V., were Ps. 2.0 million and Ps. 1.7 million, respectively. The receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real property, respectively. During 2004, amounts paid to these related parties were expensed in the amounts of Ps. 10,381 and Ps. 4,792, respectively.

During 2003 and 2004, we had no other related party agreements, except for the balances and transactions referred to above. We believe that all related party transactions were agreed upon on an arm’s length basis.

Item 8.   Financial Information

See “Item 18—Financial Statements” and “Index to Consolidated Financial Statements”, which are incorporated herein by reference.

Material Legal Proceedings.

 As of December 31, 2004, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

Dividend Policy

Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See “Item 3. Key Information--Risk Factors -- Risk Factors Related to our Securities -- Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”. We do not have a specific dividend policy. Depending on the results and condition of our business, dividends for a specific year would be paid to the extent such payment would not impair our ability to invest and grow. Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.

Significant Changes

Since the date of our annual financial statements, no significant change in our financial information has occurred other than those changes described in “Item. 5. Operating and Financial Review and Prospects - Trend Information”.

Item 9.     Offer and Listing Details

Trading History of Ordinary Shares and ADSs

Since December 7, 1993, our Ordinary Shares have been listed and traded on the Mexican Stock Exchange under the symbol “SAB” and our American Depositary Shares, or ADSs, have been listed and traded on the New York Stock Exchange, or NYSE, also under the symbol “SAB”. The ADSs were issued pursuant to a Deposit Agreement, dated December 1, 1993, as amended, among us, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of our ADSs. Each ADS represents 10 Ordinary Shares. On December 11, 2002, we entered into an Amended and Restated Deposit Agreement pursuant to which The Bank of New York was appointed as successor depositary to Morgan Guaranty Trust Company of New York.

The table below shows, for the five most recent full financial years ending December 31, 2004 and each month in the six month period ending May 31, 2005, the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange.

	Pesos per Ordinary Share(1)
	High		Low
Year
2000	Ps.	10.10	Ps.	6.50
2001	Ps.	8.99	Ps.	3.69
2002	Ps.	12.40	Ps.	6.52
2003:	Ps.	13.30	Ps.	10.00
First Quarter		12.09		10.50
Second Quarter		12.50		10.00
Third Quarter		13.30		12.30
Fourth Quarter		13.10		11.90

2004:	Ps.	16.20	Ps.	12.39
First Quarter		14.40		12.80
Second Quarter		13.94		13.56
Third Quarter		14.15		12.39
Fourth Quarter		16.60		12.93

2005:
First Quarter	Ps.	20.50	Ps.	17.00

Month
December 2004	Ps.	16.60	Ps.	15.55
January 2005	Ps.	20.50	Ps.	17.00
February 2005	Ps.	20.00	Ps.	18.91
March 2005	Ps.	18.50	Ps.	18.50
April 2005	Ps.	18.50	Ps.	18.50
May 2005		18.50		18.50
June (through June 15, 2005)		17.90		16.70
____________________
(1)	Source: Infosel and Economática

The table below shows, for the five most recent full financial years ending December 31, 2004 and each month in the six month period ending May 31, 2005, the high and low sales prices in U.S. Dollars for our ADSs on the NYSE.

	U.S. Dollars per ADS(1)
	High		Low
Year
2000	U.S.$	$11.00	U.S.$	$6.38
2001	U.S.$	8.35	U.S.$	5.05
2002	U.S.$	12.51	U.S.$	6.60
2003:	U.S.$	12.50	U.S.$	9.40
First Quarter		11.65		9.70
Second Quarter		11.90		9.40
Third Quarter		12.50		11.50
Fourth Quarter		11.60		10.45
2004:	U.S.$	14.99	U.S.$	10.70
First Quarter		13.01		11.40
Second Quarter		13.00		12.11
Third Quarter		11.83		10.70
Fourth Quarter		14.99		11.25

2005:
First Quarter	U.S.$	18.50	U.S.$	14.75

Month
December 2004	U.S.$	14.99	U.S.$	13.45
January 2005	U.S.$	18.50	U.S.$	14.75
February 2005	U.S.$	18.10	U.S.$	16.85
March 2005	U.S.$	17.20	U.S.$	16.12
April 2005	U.S.$	16.77	U.S.$	16.25
May 2005	U.S.$	16.65	U.S.$	14.80
June (through June 15, 2005)	U.S.$	15.69	U.S.$	14.95

____________________
(1) Source: Bloomberg, Infosel and Economática

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Developments in Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business.” There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above. As of December 31, 2004, there were 265,419,360 Ordinary Shares issued and outstanding, approximately 10.1% of which were held in the form of ADSs.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima de capital variable. Securities are traded on the Mexican Stock Exchange from 8:30 am to 3:00 pm Mexico City time, each business day. Since January 1999, all trading on the Mexican Stock Exchange has been conducted electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility. Under current regulations, this system applies to the ADSs. However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico currently exists.

Trading on the New York Stock Exchange

Since December 7, 1993, our ADSs have been listed on the NYSE. Each ADS represents 10 Ordinary Shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. ADRs evidencing ADSs may be issued by The Bank of New York, as depositary, pursuant to the Amended and Restated Deposit Agreement dated as of December 11, 2002 among Grupo Casa Saba, The Bank of New York and all registered holders, from time to time, of the ADRs issued thereunder. An ADR may evidence any number of ADSs.

As of May 31, 2005, approximately 10.1% of the Ordinary Shares were publicly held through ADRs in the NYSE. Holders of ADRs have voting rights with respect to the underlying shares. In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

In April 1998 and April 1999, our shareholders approved the allocation of retained earnings from a reserve of Ps. 200.0 million and Ps. 500.0 million (Ps. 294.4 million and Ps. 547.0 million in constant Pesos as of December 31, 2004) to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors. At our annual shareholders’ meeting, which was held on April 29, 2005, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases. Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold. We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999. As of December 31, 2004, 14,729,720 repurchased Ordinary Shares were held in our treasury. We are currently in the process of evaluating various alternatives regarding the resale or redemption of the Ordinary Shares held in our treasury.

We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases. For a description of the amendments relating to share repurchases, see “Item 10. Additional Information —Bylaws—Other Provisions—Share Repurchases.”

Item 10.     Additional Information

Amendments to Mexican Securities Market Law

The Mexican Congress approved amendments to the Mexican Securities Market Law, which became effective on June 2, 2001. Some of these amendments have not yet been implemented by governmental regulators. We have, however, amended our bylaws in order to reflect certain of these amendments. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Securities—The Protections Afforded to Minority Shareholders Under Mexican Law Are Different From Those in the United States.”

Among other amendments, our bylaws were changed to state that we must:

•	establish a Board of Directors with at least five and not more than twenty members and alternate members, of which 25% must qualify as “independent directors” as defined under Mexican law;

•
adopt specified corporate governance measures, which require us to establish, among other things, an audit committee, as well as more stringent procedures for the approval of transactions and arrangements with related parties and corporate transactions out of the ordinary course of business; and

•	provide additional protections for minority shareholders.

In addition, there is a bill currently pending before the Mexican national congress that would, if passed, amend certain Mexican securities laws and would require certain amendments to our bylaws, including amendments to the provisions relating to corporate governance standards and the rights of minority shareholders.

The Mexican Securities Market Law now permits issuers to include anti-takeover defenses in their bylaws, provided that their bylaws also include specified minority rights and protections, among other things, and we have included such provisions in our bylaws. See “—Bylaws—Other Provisions—Appraisal Rights and Other Minority Protections” under this item. Under the new law, issuers are not permitted to implement mechanisms where common shares and limited or non-voting shares are jointly traded or offered to public investors, unless the limited or non-voting shares are converted into common shares within a term of up to five years, or when as a result of the nationality of a given holder, the shares or the securities representing the shares limit the right to vote in order to comply with applicable foreign investment regulations.

The Mexican Securities Market Law imposes some restrictions on shareholders of issuers listed on the Mexican Stock Exchange. Shareholders of issuers listed on the Mexican Stock Exchange must notify the CNBV before effecting transactions outside of the Mexican Stock Exchange that result in a transfer of 10% or more of an issuer’s capital stock. These shareholders must also inform the CNBV of the results of these transactions within three days of their completion, or, alternatively, that these transactions have not been consummated. The CNBV will notify the Mexican Stock Exchange of these transactions, without specifying the names of the parties involved. The CNBV also has the ability to determine whether purchasers in these types of transactions must effect these transactions through a tender offer, as well as the minimum and maximum percentages of capital stock that may be purchased through any such tender offer.

On April 25, 2002, the CNBV issued general rules to regulate public tender offers and the obligation to disclose share acquisitions above certain thresholds. Subject to certain exceptions, any acquisition of shares of an issuer which increases the acquirer’s ownership to 10% or more, but no more than 30%, of the issuer’s outstanding capital stock must be disclosed to the CNBV and the Mexican Stock Exchange no later than the day following the acquisition. In addition, any intended acquisition of shares of an issuer which increases the potential acquirer’s ownership to 30% or more, but no more than 50%, of the issuer’s voting shares requires the potential acquirer to make a tender offer for the greater of (i) the percentage of the capital stock intended to be acquired or (ii) 10% of the outstanding capital stock. Finally, any intended acquisition of shares of an issuer which increases the potential acquirer’s ownership to more than 50% of the issuer’s voting shares requires the potential acquirer to make a tender offer for 100% of the outstanding capital stock.

Bylaws

In 2003, as a result of the amendments to the Mexican Securities Market Law, all listed companies were required to incorporate certain provisions into their corporate bylaws. As a consequence, in December 2003, our shareholders approved the amendment of the bylaws of Grupo Casa Saba in order to comply with the new provisions. Most of the changes were related to corporate governance provisions and focused on the need to have independent directors.

Set forth below is a brief summary of some significant provisions of our bylaws and applicable Mexican law. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

Grupo Casa Saba, S.A. de C.V., is a sociedad anónima de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Corporations Law on November 11, 1982. Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws, which includes, among others, the following: (i) to promote, incorporate, organize, exploit and participate in the capital stock and assets of all type of commercial or civil companies, associations or industrial, commercial, service or other concerns, both domestic and foreign, and participate in the management or liquidation thereof; (ii) to manufacture, produce, purchase, sell, process, distribute, export and import all types of products permitted by law and, generally, all types of domestic or foreign goods or merchandise, whether in the form of raw materials, semi-finished of finished products and whether pre-assembled or unassembled, and to trade them in any manner whatsoever either for our account or the account of others; (iii) to acquire, transfer and, generally, negotiate with all types of shares of stock, partnership interests and securities; (iv) provide, contract and receive all types of technical, consulting and advisory services, and enter into contracts or agreements in connection therewith; (v) to enter into all types of agreements with the Federal Government or any local governments of public or private entities, individuals or corporations, whether domestic or foreign; (vi) to issue, subscribe, accept, endorse and guarantee credit instruments, securities and other instruments permitted by law; (vii) to acquire, transfer, lease, sublease and permit the use, enjoyment, disposition of generally, exploitation of all types of personal and real property, including their parts or appurtenances; (viii) to provide or receive all types of technical and professional assistance and services; (ix) to obtain and grant all types of loans, providing and receiving specific guarantees thereof; issue debentures and notes; accept, draw, endorse or guarantee all types of credit instruments and other documents evidencing credit rights, and grant all types of bonds or guarantees with regard to the obligations assumed or the instruments issued or accepted by third parties; and (x) generally, to carry out all types of commercial transactions and enter into all types of contracts, agreements and transactions of any nature whatsoever, in accordance with the law.

Directors. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his vote. In addition, any member of our Board of Directors that votes on a transaction in which his interest conflict with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board of Directors or any committee of our Board of Directors. We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors: (i) all transactions between the Company and any of its subsidiaries or any related party as such terms is defined under the Mexican Securities Market Law; (ii) the purchase or shale of assets by any subsidiary representing 10% (ten per cent) or more of the Company’s total assets; and (iii) the granting of loans by any subsidiary exceeding 30% (thirty per cent of the total value of the Company’s assets). Members of our Board of Directors, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest. Members of our Board of Directors, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest.

Voting Rights and Shareholders’ Meetings

Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholder’s meeting and have the right to appoint our Board of Directors.

General shareholders’ meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters listed in Article 182 of the Mexican Corporations Law and our bylaws, including the extension of the Company’s duration, changes to the corporate purpose, change of the Company’s jurisdiction of incorporation, amendments to the corporate bylaws, dissolution, liquidation or spin-offs, issuance of securities, mergers and transformations of our mercantile regime and increases and reductions in the fixed portion of our capital stock. In addition, our bylaws require an extraordinary general meeting to approve the cancellation of the Ordinary Shares’ listing with the securities and/or special sections of the National Registry of Foreign Investment (“NRFI”), as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities represented our Ordinary Shares, such as our ADSs, are registered. General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

The procedure that must be followed in order to call a shareholders meeting is provided for in the General Corporations Law, the Securities Market Law and the Company’s bylaws, which incorporate the provisions set forth in the mentioned laws.

In terms of the above-mentioned regulations and our bylaws, the shareholders meetings shall be called by our Board of Directors or the Statutory Examiner. Any shareholder or group of shareholders representing at least 10% of the capital stock may request that a shareholder’s meeting be called. If after 15 days following the request such call has not been made, the shareholder or shareholders may appear before a judge within the Company’s jurisdiction who shall call upon such meeting as requested by the shareholder(s).

Calls for the general ordinary shareholders meetings must be published in the Official Federal Gazette or in one major newspaper sold within our corporate domicile, at least 15 days prior to the date in which the meeting is to be held. Extraordinary shareholders meetings may be called as described above, although calls for such meetings may be published with at least eight days prior to the meeting.

In order for any shareholder to attend a shareholders meeting, a shareholder must demonstrate his title to the shares, and only such persons registered as shareholders in the stock registry book of the Company shall be deemed shareholders. Once the shareholder of record demonstrates his title to the shares, he shall obtain an admission pass for the meeting, which shall be required in order to be admitted at the corresponding meeting. The admission pass shall be delivered to such shareholders that request the pass in writing to the Secretary of the Board of Directors at least 24 hours prior to the meeting, and deliver to the Secretary their share certificates or the corresponding certificate form the depositary of the shares, as may be the case.

Holders of ADRs have the same rights as holders of Ordinary Shares. They are entitled to direct the vote of the shares underlying their ADRs by means of instructing the ADRs Depositary who must ensure that the requirements, set forth in the paragraph above, for attendance at shareholder’s meetings are met. ADR holders also have all of the economic rights inherent to the Ordinary Shares that underlie their respective ADRs, such as the right to receive dividends.

Dividend Rights

At our annual ordinary general shareholders’ meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve. After this allocation, the remainder of our net profits will be available for distribution as dividends. Additionally and prior to the distribution of dividends, Mexican companies are required to contribute 10% of their yearly taxable profits to our employees. However, please note that the Company has no direct employees as of this date, only its subsidiaries. See “Item 10. Additional Information—Employee Profit Sharing.”

Decisions regarding the payment and amount of dividends are subject to approval by the holders of our Ordinary Shares, generally, but not necessarily, on the recommendation of our Board of Directors. Our controlling shareholder owns 85% of the authorized, issued and outstanding Ordinary Shares, and as long as he continues to do so, he will have, as a result of such ownership, the ability to determine whether dividends are to be paid and the amount of such dividends. See “Item 3. Key Information—Dividends” and “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.”

In accordance with the General Corporations Law, our shareholders have five years to collect their dividends, beginning on the date the dividends are declared payable. If the dividends are not collected during such period, a shareholder’s right to the dividend is extinguished.

Limitation on Capital Increases

Our bylaws require that any capital increase is represented by new shares of each series of our capital stock in proportion to the number of each series outstanding shares. All increases in the capital stock of the Company must be approved at the general shareholder’s meeting. When the increase is to the fixed portion of the capital stock, then the general extraordinary shareholders meeting must approve it. If the increase is to the variable portion of the capital stock, then the general ordinary shareholder’s meeting must approve it.

Preemptive Rights

In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain his existing proportionate holdings of Ordinary Shares. Shareholders must exercise their preemptive rights within the time period set by our shareholders at the meeting approving the issuance of additional Ordinary Shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federación, Mexico’s official newspaper, and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share. U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional Ordinary Shares. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Preemptive Rights May Be Unavailable to Holders of Our ADSs. “

Forfeiture of Shares. As required by Mexican law, our bylaws provide that for Ordinary Shares, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

•
to be considered as Mexicans with respect to Ordinary Shares that they acquire or hold as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•	not to invoke the protection of their own governments. Failure to comply is subject to a penalty of forfeiture of such a shareholder’s capital interests in favor of Mexico.

In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our Company. If the shareholder should invoke governmental protection, in violation of this agreement, his shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

Duration. Our corporate existence under our bylaws continues until 2099.

Dissolution or Liquidation. Upon any dissolution, liquidation or split-up of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. In the event of a surplus upon dissolution, liquidation or split-up, a pro rata payment per Ordinary Share will be made to each of our shareholders.

Redemption. Our bylaws provide that we may redeem our Ordinary Shares with distributable profits without reducing our capital stock by shareholder resolution at an extraordinary shareholders’ meeting. In accordance with Mexican law:

•	any redemption shall be made on a pro-rata basis among all of our shareholders;

•
to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders’ resolution approving the redemption may empower the Board of Directors to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

•	any redeemed shares must be cancelled.

Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market prices. We are not require to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases, however, we must appoint a person or individuals responsible for effecting share repurchases. The amount of capital stock allocated to share repurchases is determined by our shareholders at a general ordinary shareholders’ meeting. Share repurchases must be charged to our net worth if the repurchased shares remain in our possession and to our capital stock if the repurchased shares are converted into treasury shares. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year. Our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares.

Delisting. In the event that the we decide to cancel the registration of our shares with the Mexican Securities Registry, or if the CNBV orders this deregistration, our shareholders, who are deemed to have control, will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have control are those that own a majority of our common shares, have the ability to control our shareholders’ meetings, or have the ability to appoint a majority of the members of our Board of Directors. The price of the offer to purchase will generally be the higher of (x) the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made and (y) the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

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

Controlling shareholders are not required to make a tender offer if the deregistration is approved by 95% of our shareholders and the aggregate consideration payable for publicly-traded shares does not exceed 300,000 UDIs, Mexico’s investment deposit units. Nonetheless, the trust mechanism described in the previous paragraph still must be implemented. Five business days prior to the commencement of the offering, our Board of Directors must make a determination with respect to the fairness of the offering, taking into account the rights of our minority shareholders, and disclose its opinion, which must refer to the justifications for the offer price. If the Board of Directors is precluded from making this determination as a result of a conflict of interest, the board’s resolution must be based on a fairness opinion issued by an expert selected by the audit committee.

Modification of Shareholders’ Rights. The rights appurtenant to our Ordinary Shares may only be modified through a resolution adopted by at least 50% of our outstanding Ordinary Shareholders acting at a general extraordinary shareholders’ meeting.

Appraisal Rights and Other Minority Protections. Whenever our shareholders approve an amendment to our corporate purpose, jurisdiction of organization or the transformation of our corporate form, any dissenting shareholder is entitled, in terms of the General Corporations Law, to request the separation from the Company and receive the amount of his share participation in the Company through the reimbursement of his shares. The dissenting shareholder must exercise his appraisal rights 15 days following the conclusion of the shareholder’s meeting in which the matter was approved.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject to extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions helped to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to file actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.

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

In addition, as of June 1, 2001, the Mexican Securities Market Law was amended to heighten to the protections afforded to minority shareholders under Mexican law. In accordance with these amendments, we have amended our bylaws to include a number of minority protections. These minority protections include provisions that permit:

•	holders of at least 10% of our outstanding capital stock to call a shareholders’ meeting;

•	holders of at least 15% of our outstanding capital stock to bring a derivative suit against any member of our Board of Directors for breach of fiduciary duties;

•	holders of at least 10% of our shares represented at a shareholders’ meeting to request that resolutions with respect to any matter on which they were not sufficiently informed to be postponed; and

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest any shareholder resolution.

We are organized under the laws of Mexico. Substantially all of our directors and executive officers reside outside of the United States, all or a significant portion of the assets of our directors and executive officers reside outside of the United States and substantially all of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these individuals. It may also be difficult for investors to enforce against these individuals, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against these individuals in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities predicated solely on U.S. federal securities laws. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

Material Contracts

We are not a party to any material contract out of the ordinary course of business.

Exchange Controls and Restrictions on Foreign Investment

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars or other currencies. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. For a description of exchange rate information, see “Item 3. Key Information—Exchange Rate Information.”

Ownership by non-Mexicans of securities issued by Mexican Corporations is regulated by the Ley de Inversión Extranjera, or the Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Foreign Investment Regulations. The Comisión Nacional de Inversiones Extranjeras, or the Foreign Investment Commission, is responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law, as amended, provides that the Company may have up to 100% of foreign participation without requiring any government authorizations. The Foreign Investment Law also requires us to register any foreign owner of our Ordinary Shares, including the depositary for our ADSs, with the National Registry of Foreign Investment or the NRFI. We have registered The Bank of New York, the depositary for our ADSs, for this purpose.

In addition, as required by Mexican law, our bylaws provide that non-Mexican holders of our Ordinary Shares, including those held in the form of ADSs, formally agree with the Foreign Affairs Ministry:

•
to be considered as Mexicans with respect to the Ordinary Shares that they acquire or hold, as well as to the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•
not to invoke the protection of their own governments. If a holder of our Ordinary Shares invokes the protection of its own government, the holder’s Ordinary Shares will be forfeited to the Mexican government.

Mexican Tax Considerations

General. The following is a summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares by a person that is not a resident of Mexico, as defined below. The term “U.S. Holder” shall have the meaning ascribed below under the section “- U.S. Federal Income Tax Considerations”.

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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

•	The Income Tax Law

•	The Federal Tax Code, and

•	The Tax Treaty between Mexico and the U.S., which we refer to as the Tax Treaty.

Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares.

For Mexican income tax purposes, the following principles apply regarding residency:

•
a natural person may be treated as a resident of Mexico if he or she has established his or her home in Mexico, unless he or she resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes;

•	a legal entity is a resident of Mexico if it is established under Mexican law, or it has established in Mexico its main place of management;

•	a Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate otherwise; and

•	a legal entity that has a permanent establishment or fixed base in Mexico shall be required to pay taxes in accordance with relevant tax provisions.

On April 3, 2001, a bill was introduced in the Mexican Congress involving a proposal to substantially reform the Mexican tax laws. Certain of such reforms have already been passed by the Mexican Congress and involve, among others, the corporate income tax rate will be gradually reduced to 32%. For 2002 the applicable corporate income tax rate was 35% and has been reduced by 1% in each year until reaching 32% in 2005.

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

The sale or other disposition of Ordinary Shares will not be subject to any Mexican tax if:

•	the sale is carried out through the Mexican Stock Exchange, or other recognized securities market approved by the Mexican tax authorities through general rules; and

•	the Ministry of Finance and Public Credit considers such Ordinary Shares to be publicly held.

Sales or other dispositions of Ordinary Shares made in other circumstances would be subject to Mexican income tax. However, under the Tax Treaty, any U.S. Holder that is eligible to claim the benefits of the Tax Treaty may be exempt from Mexican tax on gains realized on a sale or other disposition of Ordinary Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. The U.S. Holder will be exempt under the Tax Treaty if the U.S. Holder did not own directly or indirectly 25% or more of our outstanding shares within the 12-month period preceding such sale or disposition. Gains realized by other holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. Holders should consult their own tax advisors as to their possible eligibility under such other income tax treaties.

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

U.S. Federal Income Tax Considerations

GENERAL. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized or created in the United States or any political subdivision thereof; as the case may be;

•	an estate, the income of which is subject to U.S. federal income tax, regardless of its source or

•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust

(each a “U.S. Holder”). This section applies only to holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, (the “Code”). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar, persons holding ADSs or Ordinary Shares, as part of a hedge, straddle, conversion of other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trust (REITs), regulated investment companies (RICs), tax-exempt entities, or corporations owning at least 10% of the local combined voting power of our stock.

If a partnership holds ADSs or Ordinary Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding ADSs or Ordinary Shares should consult his, her or its own tax advisor.

Investors should consult their tax advisors with respect to the tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, including consequences under foreign, state and local tax laws.

For U.S. Federal income tax purposes, a U.S. Holder of an ADS generally will be treated as the beneficial owner of 10 Ordinary Shares.

TAXATION OF CASH DISTRIBUTIONS AND DISTRIBUTIONS OF STOCK. The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that you receive with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be includible in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares. Depending on the amount of the dividend and the amount of the U.S. Holder’s tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner: to the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our earnings and profits (“E&P”), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends received by U.S. Holders that are individuals to 15 percent (the “Reduced Rate”), so long as certain holding period requirements are met. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a Qualified Foreign Corporation (“QFC”) within the meaning of the Act and must not be a passive foreign investment company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year. We believe that we are, and will continue to be, a QFC. As a result, dividends received by individual U.S. Holders will generally constitute qualified dividend income (“QDI”) for U.S. Federal income tax purposes and taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied. There can be no assurance, however, that we will continue to be considered a QFC or that we will not be classified as a PFIC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is an individual is urged to consult their tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

Because we are not a U.S. corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder’s basis in their ADSs or Ordinary Shares, and will reduce such U.S. Holder’s basis in the ADSs or Ordinary Shares on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares).

To the extent that the distributions exceed the U.S. Holders’ basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized gain on the sale of disposition of the ADSs or Ordinary Shares (see “Taxation of Sale or Other Disposition,” below).

We anticipate that any distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be includible in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the Depositary receives the dividend. It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions on the Depositary into U.S. dollars. To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purpose, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account and any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for foreign tax withheld (if any) form dividends received in respect of the ADSs or Ordinary Shares, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or Ordinary Shares, as applicable, generally will be “passive income” and therefore any U.S. Federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such U.S. Holders may have from foreign source income not qualifying as passive income. U. S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being “Old Stock”), that are pro rata with respect to their holdings of Old Stock will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Ordinary Shares and ADSs). The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder’s adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

TAXATION OF SALE OR OTHER DISPOSITION. Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trust and estates currently are subject to Federal income taxes at a maximum rate of 15%. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains of losses from sources within the U.S.

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

UNITED STATES BACKUP WITHHOLDING AND INFORMATION REPORTING. In general, information reporting requirements will apply to payments of dividends on ADSs or Ordinary Shares and the proceeds of certain sales of ADSs or Ordinary Shares in respect of U.S. Holders other than certain exempt persons (such as corporations). A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the U.S. Holder fails to report in full all dividend and interest income and the U.S. Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. Federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the U.S. Internal Revenue Service.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS. We believe that we are not currently, and we do not expect to become, a PFIC for U.S. Federal income tax purposes. Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC for U.S. Federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a U.S. Holder owns our ADSs or Ordinary Shares at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or Ordinary Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file reports and other information with the SEC. These reports and other information, as well as any related exhibits and schedules, may be inspected, without charge, at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports and other information may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. These reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We furnish The Bank of New York, the depositary for our ADSs, with annual reports in English. These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican GAAP, and include reconciliations of net income and stockholders’ equity to U.S. GAAP. These reports have been examined and reported on, with an opinion expressed by, an independent auditor. The depositary is required to mail our annual reports to all holders of record of our ADSs. The deposit agreement for the ADSs also requires us to furnish the depositary with English translations of all notices of shareholders’ meetings and other reports and communications that we send to holders of our Ordinary Shares. The depositary is required to mail these notices, reports and communications to holders of record of our ADSs.

As a foreign private issuer, we are not required to furnish proxy statements to holders of our ADSs in the United States.

Significant Differences in Corporate Governance Standards

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a brief summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores), our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). Further to the compliance with the above mentioned laws and regulations, as a public company listed in the Mexican Stock Exchange, since January 2001, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas). This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in January 2001. Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

NYSE Standards	Our Corporate Governance Practice
Majority of board of directors must be independent. Exception for “controlled companies,” which would include our company if we were a U.S. issuer.
We are required to have a board of directors of between 5 and 20 members, 25% of whom must be independent under the Mexican Stock Exchange Law. Our board of directors is not required to make a determination as to the independence of our directors. The applicable definition of independence, which differs in certain respects from the definition applicable to U.S. issuers under the NYSE standard, prohibits, among other relationships, an independent director from being an employee or officer of the company or an independent director from being a shareholder that may have influence over the company. It also prohibits certain relationships between the company and the independent director, entities with which the independent director is associated and family members of the independent director.

Non-management directors must meet at executive sessions without management.
Our non-management directors are not required to meet in executive sessions. Executive sessions are not recommended by the Mexican Code of Enhanced Corporate Practices. Our Chief Executive Officer is a member of our board of directors.

Nominating/corporate governance committee of independent directors required. Exception for “controlled companies,” which would include our company if we were a U.S. issuer.	We are not required to have a nominating corporate governance committee, and such committee is not recommended by the Mexican Code of Enhanced Corporate Practices.
Compensation committee of independent directors required. Exception for “controlled companies,” which would include our company if we were a U.S. issuer.	We are not required to have a compensation committee, and currently we do not have one.
Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.
We have a three member audit committee. Two of these members are independent under applicable Mexican standards. We expect to comply with the independence requirements of Rule 10A-3 prior to July 31, 2005, however, members of our audit committee do not need to satisfy the NYSE independence standards that are not required by Rule 10A-3. Our audit committee does not have a written charter.

Equity compensation plans require shareholder approval, subject to limited exemptions.
Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity-compensation plan. However, regulations of the Mexican Banking and Securities Commission require shareholder approval under certain circumstances.

Corporate governance guidelines and code of conduct and ethics required, with disclosure of any waiver for directors or executive officers.
The practices for our board of directors, including committees and compensation of directors, are described in this annual report. We have adopted a code of ethics applicable to all of our directors and executive officers, which is available at http://www.casasaba.com.

CEO Certifications must certify to the NYSE each year that the CEO is not aware of any violation by the company of the NYSE corporate governance listing standards. Additionally CEO’s must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the new listing standards.

We are required to disclose each year our degree of compliance with the Code of Enhanced Corporate Governance Practices, and the truthfulness of such disclosure must be certified by the Chairman of the Board of Directors, however there is no such concept as a violation of the Code of Enhanced Corporate Governance Practices since compliance with these is not mandatory. Furthermore, other than the disclosure provided by our CEO in this annual report, the CEO is not required to provide notification of any non-compliance of which he may be aware of.

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

Interest Rate Risk

We are subject to market risks due to interest fluctuations in Mexico. In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider to do so in the future, to reduce our exposure to interest rate risks. Currently, we do not have any outstanding debt that is subject to interest rate risk, nor are we party to any arrangements to reduce our exposure to interest rate risk.

Foreign Exchange Rate Risk

As of December 31, 2004, we had no cost-bearing liabilities and, therefore, we are not currently subject to foreign exchange rate risk fluctuations. To the extent that we incur U.S. Dollar-denominated indebtedness in the future, we would be subject to foreign exchange rate risk.

Item 12.   Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on such evaluation, such officers have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. During 2004, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

Item 16.   Reserved

Item 16A. Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting in April 29, 2005, our shareholders reelected the following individuals as members of the Audit Committee: Mr. Agustin Rodriguez Legorreta, Mr. Raul Fernandez Diaque and Mr. Manuel Saba Ades. Our Board of Directors has determined that the “audit committee financial expert” within the meaning of this Item 16A, is Mr. Raul Fernandez Diaque.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.casasaba.com. Since its adoption, our code of ethics has not been amended and no waivers have been granted thereunder; however, any amendment to the code of ethics or waiver thereto shall be disclosed on our web site at the same address.

Item 16C. Principal Accountant Fees and Services

	For the year ended December 31,
	2003		2004
	(Ps. millions)

Audit Fees	Ps.	3.3	Ps.	5.0
Audit-Related Fees		.3		1.3
Tax Fees		2.2		3.0
Other Fees		0		0
Total	Ps.	5.8	Ps.	9.3

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Salles Sainz-Grant Thornton, S.C., our external auditor. The firm was appointed by the shareholders meeting and was hired to render tax and financial audit and due diligence services as well as to prepare Grupo Casa Saba’s audited consolidated financial statements.

Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Salles Sainz-Grant Thornton, S.C. in connection with their review of our consolidated financial statements.

Tax Fees. The amount set forth as Tax Fees in the table above represents fees billed to us by Chevez, Ruiz Zamarripa, S.C., the firm hired by us to provide tax advisory services.

Pre-Approval Policies and Procedures. Our Audit Committee has not adopted pre-approval policies and procedures under which all non-audit services provided by our external auditors must be pre-approved by the Audit Committee. However, any matter that is submitted to the Audit Committee for approval must be approved at a meeting and the members of the Board of Directors must be informed.

Item 16D.

Not applicable.

Item 16E.

Not applicable.

PART III

Item 17.   Financial Statements

We are furnishing financial statements pursuant to the instructions to Item 18 of Form 20-F.

Item 18.   Financial Statements

The following financial statements, together with the report of Salles Sáinz-Grant Thornton, S.C. thereon, are filed as part of this Annual Report.

All supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in our audited consolidated financial statements or the notes thereto.

Item 19.   Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Bylaws (estatutos sociales) of the Registrant (English Translation) (1).
8.1	List of Subsidiaries of the Registrant.
12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of the Principal Executive and Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

____________________

SIGNATURE

GRUPO CASA SABA, S.A. DE C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2005

GRUPO CASA SABA, S.A. DE C.V.,
by
/s/ Manuel Saba Ades
Name: Manuel Saba Ades
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Grupo Casa Saba, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S. A. de C. V. and Subsidiaries (all incorporated in Mexico and collectively the Group) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2004, all stated in thousands of 2004 year end constant Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Casa Saba, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2004, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

The accounting principles used by the Group in preparing the accompanying consolidated financial statements conform to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2004 and consolidated stockholders’ equity as of December 31, 2003 and 2004 from Mexican GAAP to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 15) and 16). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.

Salles Sainz - Grant Thornton, S.C.

/s/ Salles Sainz - Grant Thornton, S.C.

Mexico City, Mexico
February 18, 2005

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of december 31, 2003 and 2004 (Amounts stated in thousands of 2004 year end constant Mexican pesos (Ps.) and thousands of U.S. dollars ($))

					Convenience						Convenience
		2003		2004	translation 2004			2003		2004	translation 2004
CURRENT ASSETS:						CURRENT LIABILITIES:
Cash and cash equivalents (Note 3.d)	Ps.	179,965	Ps.	481,037	$ 42,880	Bank loans (Note 8)	Ps.	410,244	Ps.	—	$ —
Accounts receivable, net (Notes 3.f and 4)		3,943,433		3,580,918	319,203	Trade accounts payable		3,757,850		4,081,183	363,797
Inventories, net (Notes 3.c and 5)		3,205,754		3,694,473	329,326	Other payables and accrued liabilities		221,887		158,966	14,170
Prepaid expenses		16,552		8,604	767	Employee profit sharing (Notes 3.l and 12.d)		1,508		2,764	246

Total current assets		7,345,704		7,765,032	692,176	Total current liabilities		4,391,489		4,242,913	378,213

						RESERVE FOR RETIREMENT PENSIONS AND
						SENIORITY PREMIUM (Note 3.j)		54,347		53,821	4,798
						DEFERRED INCOME TAX (Notes 3.l and 9)		739,959		789,116	70,342
						DEFERRED EMPLOYEE PROFIT SHARING		—		7,917	706

PROPERTY AND EQUIPMENT, net (Notes 3.c and 6)		1,034,959		1,069,880	95,369	Total liabilities		5,185,795		5,093,767	454,059

						STOCKHOLDERS' EQUITY
						Capital stock (Note 11)		1,007,292		1,007,292	89,790
						Premium on stock sold		779,720		779,720	69,504
OTHER ASSETS, net		87,328		83,651	7,457	Reserve for share repurchases (Note 11)		952,110		952,110	84,871
						Retained earnings		2,635,037		3,170,087	282,582
						Deficit on restatement (Note 3.c)		(1,823,309)		(1,839,667)	(163,988)
						Accrued deferred income tax effect		(36,477)		(36,477)	(3,251)

GOODWILL, net (Note 3.h)		232,177		208,269	18,565	Total stockholders' equity		3,514,373		4,033,065	359,508

Total assets	Ps.	8,700,168	Ps.	9,126,832	$ 813,567	Total liabilities and stockholders' equity	Ps.	8,700,168	Ps.	9,126,832	$ 813,567

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2002, 2003 and 2004
(Amounts stated in thousands of 2004 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		2002		2003		2004	Convenience translation 2004

Net sales (Note 3.o)	Ps.	19,914,146	Ps.	20,545,077	Ps.	20,569,977	$ 1,833,609
Cost of sales		17,813,206		18,502,602		18,452,387	1,644,845

Gross profit		2,100,940		2,042,475		2,117,590	188,764

Operating expenses
Selling		586,781		511,800		564,104	50,284
Administrative		746,324		754,435		755,693	67,363

		1,333,105		1,266,235		1,319,797	117,647

Operating income		767,835		776,240		797,793	71,117

Comprehensive cost of financing, net
Interest income		(8,387)		(3,191)		(6,035)	(538)
Interest expense		78,313		66,679		29,811	2,657
Exchange (gain) loss, net (Note 3.m)		(2,953)		187		2	-
Gain on monetary position (Note 3.c)		(49,990)		(14,976)		(7,984)	(712)

		16,983		48,699		15,794	1,407

Other income, net		(6,483)		(36,096)		(49,899)	(4,448)

Income before provisions
		757,335		763,637		831,898	74,158

Provisions for:
Income tax (Notes 3.l, 12.a and 12 .e)		182,217		166,119		57,884	5,160
Income tax offset by prior year tax loss carryforwards		(137,439)		(135,972)		(37,059)	(3,303)
Asset tax (Note 12.b)		9,425		—		10,342	922
Recovery of asset tax paid in prior years (Note 12.b)		(44,401)		—		—	—
Deferred income tax (Notes 3.l and 9)		149,149		126,138		142,418	12,695

		158,951		156,285		173,585	15,474
Employee profit sharing (Notes 3.j and 12.d)		3,468		1,508		1,592	142
Deferred employee profit sharing		—		—		7,917	706
		162,419		157,793		183,094	16,322

Net income	Ps.	594,916	Ps.	605,844	Ps.	648,804	$ 57,836

Net income per share (Note 3.n)	Ps.	2.241	Ps.	2.283	Ps.	2.444	$ 0.218

Weighted average shares
outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity
for the years ended December 31, 2002, 2003 and 2004
(Amounts stated in thousands of 2004 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

													Accrued
	Capital stock						Reserve for						deferred
					Premium on		share		Retained		Deficit on		income tax
	Historical		Restatement		stock sold		repurchases		earnings		restatement		effect			Total

Balances as of January 1, 2002	Ps.	167,903	Ps.	839,389	Ps.	779,720	Ps.	952,110	Ps.	1,541,824	Ps.	(1,210,994)	Ps.	(36,477)	Ps.	3,033,475

Comprehensive income		—		—		—		—		594,916		(367,988)		—		226,928

Balances as of December 31, 2002		167,903		839,389		779,720		952,110		2,136,740		(1,578,982)		(36,477)		3,260,403

Dividends paid		—		—		—		—		(107,547)		—		—		(107,547)

Comprehensive income		—		—		—		—		605,844		(244,327)		—		361,517

Balances as of December 31, 2003		167,903		839,389		779,720		952,110		2,635,037		(1,823,309)		(36,477)		3,514,373

Dividends paid		—		—		—		—		(113,754)		—		—		(113,754)

Comprehensive income		—		—		—		—		648,804		(16,358)		—		632,446

Balances as of December 31, 2004	Ps.	167,903	Ps.	839,389	Ps.	779,720	Ps.	952,110	Ps.	3,170,087	Ps.	(1,839,667)	Ps.	(36,477)	Ps.	4,033,065

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
for the years ended December 31, 2002, 2003 and 2004
(Amounts stated in thousands of 2004 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

							Convenience
	2002		2003		2004		translation 2004

Operating activities:
Net income	Ps.	594,916	Ps.	605,844	Ps.	648,804	$ 57,836

Add - Non cash items:
Depreciation and amortization		106,722		96,644		104,062	9,276
Allowance for doubtful accounts		101,741		84,813		87,899	7,835
Loss on sale of property and equipment		6,438		8,422		1,416	126
Provision for retirement pensions and seniority premium		16,432		13,468		13,617	1,214
Deferred income tax		149,149		126,138		142,418	12,695
Deferred employee profit sharing		-		-		7,917	706
		975,398		935,329		1,006,133	89,688

Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable		(525,874)		(489,627)		274,616	24,479
Inventories		(494,302)		(240,787)		(505,077)	(45,023)
Prepaid expenses		(3,431)		(1,547)		7,948	708
Trade accounts payable		284,103		(129,970)		323,333	28,822
Other payables and accrued liabilities		32,857		139,265		(62,921)	(5,609)
Employee profit sharing		3,516		(2,257)		1,256	112
		(703,131)		(724,923)		39,155	3,489
Net cash provided by operating activities		272,267		210,406		1,045,288	93,177

Investing activities:
Additions of property and equipment, net of retirements		41,191		46,258		112,823	10,056
Increase in other assets		3,504		2,076		2,418	216
Reserve for retirement pensions and seniority premium		(3,846)		12,393		11,716	1,044

Net cash used in investing activities		40,849		60,727		126,957	11,316

Financing activities:
Dividends paid		-		(107,547)		(113,754)	(10,140)
Bank loans, net of payments made		(311,715)		(8,415)		(390,000)	(34,765)
Effect in change of bank loans due to the restatement		(42,584)		(16,649)		(20,244)	(1,805)
Deferred income tax		85,950		95,471		(93,261)	(8,313)

Net cash (used in) financing activities		(268,349)		(37,140)		(617,259)	(55,023)

							Convenience
	2002		2003		2004		translation 2004

Net (decrease) increase in cash and cash equivalents	Ps.	(36,931)	Ps.	112,539	Ps.	301,072	$ 26,838

Cash and cash equivalents at beginning of year		104,354		67,426		179,965	16,042

Cash and cash equivalents at end of year	Ps.	67,423	Ps.	179,965	Ps.	481,037	$ 42,880

Supplementary information:
Income tax and asset tax paid	Ps.	111,022	Ps.	170,129	Ps.	96,941	$ 8,641

Employee profit sharing paid	Ps.	130	Ps.	1,371	Ps.	1,528	$ 136

Interest paid	Ps.	66,372	Ps.	53,583	Ps.	20,535	$ 1,830

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002, 2003 AND 2004

(Amounts stated in thousands of 2004 year end constant Mexican pesos (Ps.) and thousands
of U.S. dollars ($), except as indicated otherwise)

1.  Description of business:

Grupo Casa Saba, S.A. de C.V. (the Company), through its consolidated subsidiaries (the Company and its subsidiaries collectively, the Group), distributes pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies, both private and governmental, and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its five product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the five product lines is shown in Note 13).

The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2003	2004
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Servicios Corporativos Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Distribuidora Saba)	99.9%	99.9%
Other companies (real estate and service companies)	(real estate and service companies)	99.9%	99.9%

During 2003 and 2004, the Group’s management approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)  Through certain assignment of rights and obligations agreements dated June 30, 2003 and December 31, 2003, Casa Saba and Drogueros, both Company’s subsidiaries, sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 489,546 and Ps. 80,378 (Ps. 528,832 and Ps. 84,550 at fiscal year end constant Mexican pesos), respectively. The selling price of the assignment agreed upon amounted to Ps. 254,670 and Ps. 42,234 (Ps. 275,110 and Ps. 44,426 at fiscal year end constant Mexican pesos), respectively. Accordingly, the Company accrues a gain for the collection rights acquired that is recognized in income as realized.

b)  Through an assignment of rights and obligations agreement dated November 30, 2004, Casa Saba sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 254,319 (Ps. 254,844 at fiscal year end constant Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 144,666 (Ps. 144,965 at fiscal year end constant Mexican pesos). Accordingly, the Company accrues a gain for the collection rights acquired that is recognized in income as realized.

The resulting balances and/or transactions derived from agreements among Group’s entities referred to above are eliminated in the accounting consolidation, in accordance with accounting principles generally accepted in Mexico or Mexican GAAP. This provision is virtually identical to accounting principles generally accepted in the United States of America or U.S. GAAP.

At 2003 and 2004 year end, the realized gain arose from the forementioned transactions amounted to Ps. 63,402 (Ps. 66,693 at fiscal year end constant Mexican pesos) and Ps. 27,686, respectively, which was recognized in the line item “Other income”.

2.  Basis of presentation:

These financial statements have been prepared based on the Mexican GAAP issued by the Mexican Institute of Public Accountants (MIPA), which is described in Note 3). Certain accounting principles applied by the Group in accordance with Mexican GAAP differ in certain material respects with U.S. GAAP, as discussed in Note 15). A partial reconciliation of the consolidated net income and stockholders' equity from Mexican GAAP to U.S. GAAP is included in Note 16).

Convenience translation

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2004. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos as a matter of arithmetic computation only by using the rate of Ps.11.2183 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette as of December 31, 2004. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3.         Significant accounting policies:

a)  Use of estimates

Preparing the accompanying consolidated financial statements requires the Group’s management to make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses incurred during the periods. Those estimates and assumptions are made on a going concern basis.

The most significant line items subject to the estimates and assumptions foregoing discussed, apply mainly to the carrying value of property and equipment and goodwill, allowance for doubtful accounts and slow-moving inventories, valuation of labor obligations, assessment of the deferred income tax effect and valuation of contingencies. Actual results may differ from these estimates and assumptions.

b)  Basis of consolidation

The Group’s financial statements are presented on a consolidated basis under Mexican GAAP. Those financial statements include the results of operation of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they are acquired and/or incorporated up to the date when they are sold and/or at the year end of the last year reported. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

c)  Recognition of the impact of inflation
    on the financial information

The Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the fiscal year end of the last period reported to recognizing the impact of inflation. Consequently, the amounts of the financial statements for the current year are comparable to one another and with those of prior years. Accordingly, all prior year financial statement amounts presented herein differ from those originally reported.

The impact of inflation on the financial information is recognized under Bulletin B-10, “Recognition of the Impact of Inflation on the Financial Information”, as amended (Bulletin B-10) issued by MIPA by applying the following procedures:

i)    The amounts of the accompanying consolidated financial statements and their notes are presented for comparative purposes in Mexican pesos of purchasing power of the currency as of December 31, 2004, by applying the inflation factor derived from the National Consumer Price Index or NCPI.

ii)    Revenues and expenses related to monetary items are restated from the month in which they occur up to fiscal year end, by applying the NCPI factor. Expenses related to nonmonetary items such as cost of sales and depreciation are restated as of the date on which inventories are sold, and/or at the time when property and equipment are depreciated based on the restated value thereof, and from that date up to fiscal year end, based on the applicable NCPI factor.

iii)    The gain or loss on monetary position represents the impact of inflation, as measured by the NCPI, on the purchasing power on monetary items. The resulting gain or loss on monetary position is included in the statement of income in the comprehensive cost of financing.

iv)   Inventories are initially recorded at acquisition cost. Subsequently, they are restated to their replacement cost, which do not exceed their net realizable values.

v)      Property and equipment are initially recorded at acquisition cost. Those fixed assets along with their depreciation are restated based on "adjustments due to changes in the general price level method" by applying the relevant NCPI factor to the value of those assets determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 6)), as well as to the historical cost of acquisitions made subsequent to that date. Property and equipment are subject to periodic impairment valuation.

Depreciation is calculated on the restated value of fixed assets by using the straight-line method based on the remaining economic useful lives thereof.

vi)  Goodwill is restated based on the relevant NCPI factor.

vii)  Stockholders’ equity is restated based on the NCPI factor by considering the age of contributions and that of earnings or losses generated. The restated stockholders’ equity represents the amount necessary to maintain shareholders’ investment in terms of the purchasing power of the currency at fiscal year end of the last year reported.

viii)  The deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus (less) the deficit (surplus) generated by the valuation of nonmonetary assets, based on the replacement cost above or below inflation by considering the NCPI factor. Effective 1997, the deficit or surplus is generated by restating inventories to their replacement cost as well as their relevant deferred income tax effect. The resulting deficit or surplus is included in stockholders' equity as a component of comprehensive income of the year.

d)   Cash and cash equivalents

   Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of short-term investments (highly liquid investments with maturity dates when acquired of ninety days or less) in banking institutions, payable on demand at variable interest rates. Investments are valued at market value (cost plus accrued interest). Interests are included in comprehensive cost of financing.

e)  Financial instruments

    All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet at fair value. The valuation effect is recognized in income. Revenues and expenses generated by financial instruments are recognized in the statement of income when earned or incurred.

The Group’s financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to their commercial activities and bank loans. As of December 31, 2003, and 2004, the carrying value of financial instruments shown in the balance sheet approximates their fair value, due to their short-term nature.

f)   Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss inherent in all receivables by considering the general historical trend of payment performance of customers and factors surrounding the specific customer’s credit risk.

g)  Property and equipment

Effective 2004, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the MIPA, the Group periodically assesses the restated value of long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recovered. In that event, an impairment loss is recorded in the income statement in the the period when such an assessment is carried out, unless indications mentioned are of a temporary nature. The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof by considering net present value of cash flows estimated to be generated by those assets. Bulletin C-15 contemplates the reversal of the recognition of impairment. Property and equipment to be disposed of are recorded at the lower between carrying value and the fair market value thereof, less sale related costs.

As a result of the application of the provisions of Bulletin C-15, the Group completed a transitional fair value based impairment test on its property and equipment as of January 1, 2004. Based on the results of this test, the fair value of those long-lived assets was equivalent to or greater than the carrying value thereof recorded at that date. Accordingly, no impairment charges resulted from the transitional evaluation performed on the carrying value of property and equipment as of January 1, 2004.

The provisions issued prior to Bulletin C-15 set forth the determination of the impairment loss by comparing undiscounted estimated future cash flows to be generated by long-lived assets and their respective carrying value.

h)   Intangible assets and Goodwill

    Effective 2003, in accordance with the new Bulletin C-8, “Intangible Assets” issued by the MIPA, intangible assets refer to costs incurred and/or rights or privileges acquired that generate specific future economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed in the period on which they are incurred; (iii) intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill; (iv) intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method, unless there is no market for those assets. In that event, they are reduced to the amount of goodwill or to zero. In addition, intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph g) above.

As a result of the application of the provisions of Bulletin C-8, the Group completed a transitional fair value based impairment test on its goodwill as of January 1, 2003. Based on the results of this test, the fair value of the goodwill was equal to or greater than the carrying value thereof recorded at that date. Accordingly, no impairment charges resulted from the transitional evaluation performed on the carrying value of goodwill as of January 1, 2003.

As of December 31, 2003 and 2004, the Group’s goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired at the acquisition date. At those fiscal year ends, the Group recorded an operating expense for goodwill impairment in the amount of Ps.28,709 (Ps.30,199 at fiscal year end constant Mexican pesos) and Ps.23,888, respectively.

Up to 2002 year end, goodwill was amortized over the term during which the Group’s management estimated that the additional benefits of such an investment would be generated without exceeding twenty years. The unamortized portion was continually reviewed, thereby decreasing the remaining amortization term whether economic and circumstantial factors surrounding the Group indicated impairment in the carrying value of goodwill. At 2002 year end, amortization expensed amounted to Ps. 24,137 at fiscal year end constant Mexican pesos.

i)  Provisions, contingent assets and liabilities commitments

The Group recognizes the liabilities of present obligations on which the transfer of assets or the rendering of future services are virtually unavoidable, and arise as a consequence of past transactions or events. Provisions are recognized when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated. In the relevant cases, provisions are recorded at present value as of the financial statements date.

Significant obligations or losses related to contingencies are periodically evaluated. They are only accounted for when it is likely that present obligations will require the disbursement of economic resources, and there are reasonable elements for their quantification. If there are no such a reasonable elements, they are disclosed qualitatively in the notes to the financial statements. Either of contingent revenues, income or assets is only recognized when their realization is practically certain.

Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted substantially exceed the immediate needs of the Group, or represent contractual obligations relative to restrictive covenants or significant events related to liabilities.

j)   Labor obligations

i)   Members of the Group that have personnel recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Retirement pensions are granted to all personnel that have completed at least ten years of service and have reached sixty-five years of age. Members of the Group are required to pay certain severance benefits to employees that are dismissed without proper cause. These payments for non-substitute indemnification of retirement pensions are expensed when paid.

    Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations" issued by the MIPA. This method is virtually identical to the method under U.S. GAAP.

Members of the Group with employees have created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations referred to above. During 2003 and 2004, contributions to the fund based on actuarial computations amounted to Ps.10,000 (Ps.10,519 at fiscal year end constant Mexican pesos) and Ps.10,372, respectively. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

ii)   The relevant information of the study performed by independent actuaries, regarding labor obligations is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates discounted by inflation).

	December 31,
		2003		2004
Labor liability
Vested benefit obligation	Ps.	115,178	Ps.	111,207
Non-vested benefit obligation		21,437		23,491

Accumulated benefit obligation		136,615		134,698
Additional benefit related to future compensation increases		10,563		9,208

Projected benefit obligation		147,178		143,906
Fair value of plan assets		50,558		57,715

Unfunded projected benefit obligation		96,620		86,191
Unrecognized net transition obligation		(44,098)		(40,466)
Negative amendments		16,927		15,921
Unrecognized net loss		(48,094)		(38,390)

Unfunded accrued pension cost and seniority premium to be recognized under U.S. GAAP and Mexican GAAP	Ps.	21,355	Ps.	23,256

Additional Obligation		32,992		30,565

Net Actual obligation	Ps.	54,347	Ps.	53,821
Components of the net periodic cost
Service cost	Ps.	4,845	Ps.	4,866
Interest on projected benefit obligation		8,400		7,586
Expected return on plan assets		(4,036)		(3,143)
Amortization of net transition obligation		3,631		3,452
Amortization of amendments		(1,007)		(957)
Amortization of losses		1,635		1,813
Effect of reduction and/or curtailment on benefit obligation

Ps.	13,468	Ps.	13, 617

Net periodic cost under U.S. GAAP and Mexican GAAP

	December 31
	2003	2004
Assumptions (real rates)
Discount rate	6%	5.5%
Salary increase rate	2%	1%
Return on plan assets	8%	7.5%

Change in projected benefit obligation
Actual projected benefit obligation at beginning of year	Ps.	133,262	Ps.	147,178
Service cost		4,606		4,866
Interest cost		7,985		7,586
Actuarial loss		(15,699)		-
Benefits paid		9,761		(15,724)
Inflationary adjustment		7,263		-

Projected benefit obligation at end of year	Ps.	147,178	Ps.	143,906
Change in plan assets
Fair value of plan assets at beginning of year	Ps.	42,619	Ps.	50,558
Actual return on plan assets		(14,318)		(16,086)
Employer contributions		10,000		10,372
Benefits paid		9,761		12,871
Inflationary adjustment		2,496		-

Fair value of plan assets at end of year	Ps.	50,558	Ps.	57,715

Funded status	Ps.	91,852	Ps.	86,191
Unrecognized net transition obligation		(41,922)		(40,466)
Negative amendments		16,092		15,921
Unrecognized net loss		(45,721)		(38,390)
Inflationary adjustment		1,054		-
Unfunded accrued pension cost and seniority premium to be recognized under U.S. GAAP and Mexican GAAP	Ps.	21,355	Ps.	23,256

Amounts recognized in the statement of financial position consist of:
Unfunded accrued pension cost and seniority premium to be recognized	Ps.	20,301	Ps.	23,256
Accrued benefit liability		(65,713)		(60,981)
Intangible asset		31,364		30,565
Accumulated other comprehensive income		34,349		30,416
Inflationary adjustment		1,054		-
		1,054		-
Net amount recognized	Ps.	21,355	Ps.	23,256

k)    Comprehensive income

Comprehensive income consists of the consolidated net income for the period, plus (less) other results (i.e. deficit on restatement and/or the relevant deferred income tax effect) for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions. Consequently, stockholders’ equity discloses the components of comprehensive

l)  Income tax and employee profit sharing

i)	The Group records the provision for both income tax and employee profit sharing based on the amount payable which is determined based on taxable income.

ii)
The deferred income tax effect and deferred employee profit sharing are determined by applying the “comprehensive asset and liability method” in accordance with Mexican GAAP. Pursuant to this method, the deferred income tax liability is recorded for all temporary differences. On the other hand, the deferred income tax asset is only recorded under certain circumstances. The deferred income tax liability and/or asset are classified as a noncurrent item. The deferred income tax liability and/or asset are determined by applying the income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that are recoverable may be recognized as a deferred income tax asset under certain circumstances.

The Group periodically performs a valuation allowance to determine the amount of the deferred income tax asset that will be recorded, in the event that it is likely that a certain portion or the entire deferred income tax asset may not be realized. Any reduction in the deferred income tax asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. As of December 31, 2002, 2003 and 2004 there is no valuation allowance recorded.

iii)
The Group prepares its income tax return and asset tax return on a consolidated basis. The Group’s consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for "controlled companies". The Group recognizes the impact of the eliminations that should be recorded for book and tax consolidation purposes. Consequently, the Group’s consolidated financial statements reflect the amount of the provision for income tax of the Company and that of its consolidated subsidiaries, adjusted for the impact of consolidation.

m)   Foreign currency transactions

Foreign currency denominated transaction is recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary item in the balance sheet is translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Exchange fluctuations derived from these monetary items are recorded in the income statement in the comprehensive cost of financing.

n)  Earnings per share

Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share" issued by the MIPA.

o)    Revenue recognition

Revenues are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customers’s orders, (iii) the seller’s price to the buyer is fixed or determined, and (iv) collection is reasonably assured.

4.    Receivables:

		2003		2004
Trade receivables	Ps.	3,898,714	Ps.	3,607,961
Allowance for doubtful accounts		(270,478)		(315,311)
		3,628,236		3,292,650
Other receivables		57,192		68,687
Related parties		3,696		3,664
Value added tax recoverable		33,746		57,120
Income tax recoverable		208,967		145,822
Asset tax recoverable		11,596		12,975
	Ps.	3,943,433	Ps.	3,580,918

5.     Inventories:

		2003		2004

Pharmaceutical products	Ps.	2,263,298	Ps.	Ps.2,442,179
Beauty care products		298,964		308,692
Books and magazines		309,292		275,438
Electric appliances		3,905		3,464
Groceries		62,203		87,829
Other		12,498		11,882
		2,950,160		3,129,484
Estimate for low-moving inventory		(7,382)		(7,017)
		2,942,778		3,122,467
Merchandise-in-transit		262,976		572,006
	Ps.	3,205,754	Ps.	3,694,473

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.  Property and equipment:

		2003		2004
		Total		Original cost		Restatement		Total

Buildings	Ps.	810,669	Ps.	242,722	Ps.	568,361	Ps.	811,083
Machinery and equipment		90,102		38,858		52,084		90,942
Transportation equipment		242,470		154,361		76,525		230,886
Office equipment		138,679		43,662		95,481		139,143
Computer equipment		284,395		148,234		145,839		294,073
		1,566,315		627,837		938,290		1,566,127

Less-accumulated depreciation		(815,242)		(291,297)		(514,846)		(806,143)
		751,073		336,540		423,444		759,984
Land		283,886		55,151		254,745		309,896
	Ps.	1,034,959	Ps.	391,691	Ps.	678,189	Ps.	1,069,880

    As of December 31, 2003 and 2004, the net restated value of the property and equipment of the subsidiary Drogueros, that is included in the foregoing summary, amounted to Ps. 111,653 (Ps. 117,449 at fiscal year end constant Mexican pesos) and Ps. 113,306, respectively. The restatement for that property and equipment is determined by applying the applicable NCPI factor to the original cost thereof from their respective dates of acquisition.

    The average annual depreciation rates for 2003 and 2004 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

7.  Related party balances and transactions:

As of December 31, 2003 and 2004, the receivable balances from related parties were as follows:

	2003	2004
Aeroxtra, S.A. de C.V.	Ps. 3,696	Ps. 2,000
Xtra Inmuebles, S.A. de C.V.	-	1,664
	Ps. 3,696	Ps. 3,664

At 2004 year end, the receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services, as well as the leasing of real property, respectively. During 2004, amounts paid to these related parties were expensed in the amounts of Ps. 10,381 and Ps. 4,792, respectively.

At 2003 year end, the receivable balance from Aeroxtra, S.A. de C.V. represented prepaid flight services. During 2003, flight services and leases of real property paid to related parties were expensed in the amounts of Ps. 10,388 and Ps. 4,501 (Ps. 10,927 and Ps. 4,735 at fiscal year end constant Mexican pesos), respectively.

During 2003 and 2004, the Group had no other material related party agreements, except for the balances and transactions referred to above. The Group's management estimates that all related party transactions were agreed upon on an arm's-length basis.

8.    Bank loans:

a)
On December 31, 2003, Casa Saba obtained an unsecured loan from Scotiabank Inverlat, S.A. (Scotiabank) in the amount of Ps. 390,000 (Ps. 410,244 at fiscal year end constant Mexican pesos), which bore interest at a 7.29% annual market rate. The proceeds from this loan were used for the working capital. The loan was paid in full on its due date, January 7, 2004.

b)
Through a "mortgage backed clean credit opening contract" with Scotiabank dated June 29, 2001, Casa Saba obtained a loan in the amount of Ps. 645,000 (Ps. 762,435 at fiscal year end constant Mexican pesos). The proceeds from this loan were used to prepay the aggregate amount of the outstanding restructured indebtedness previously acquired with Banco Nacional de Mexico dated December 5, 2000.

Outstanding indebtedness under the Scotiabank loan would be payable monthly from July 18, 2001 through December 31, 2005. This loan bore interest at a variable rate equal to the Equilibrium Interbank Interest Rate published by the Central Bank of Mexico in effect from time to time, plus 1.75%.

On September 18, 2003, Casa Saba prepaid the outstanding indebtedness referred to above in full. Prepayments on principal in whole or in part were permitted. Consequently, prepayments did not generate any penalty payable by Casa Saba. Accordingly, the terms and conditions of the loan obtained from Scotiabank are no longer applicable at 2003 year end.

c)
On December 16, 2002, Casa Saba obtained an unsecured loan from Scotiabank in the amount of Ps. 200,000 (Ps. 218,748 at fiscal year end constant Mexican pesos). This loan bore interest at a 9.3% annual market rate. The proceeds from this loan were used for the working capital. This loan was paid in full on its due date, February 14, 2003.

d)	Applicable interest rates are adjusted monthly, in accordance with market rates hence, as of December 31, 2003 the carrying value of the bankig debt approximates its market value.

9.  Deferred income tax:

As of December 31, 2003 and 2004, the deferred income tax liability effect determined under Mexican GAAP was as follows:

		2003		2004
Excess of book over
tax value of assets and liabilities, net	Ps.	2,945,877	Ps.	3,827,886

Tax loss carryforwards		(504,350)		(732,945)
		2,441,527		3,094,941
Income tax rate		33%		28%
Deferred income tax		805,704		866,583

Less-
Asset tax recoverable		(65,745)		(77,467)

Deferred income tax liability effect	Ps.	739,959	Ps.	789,116

As of December 31, 2002, 2003 and 2004, the excess of book over tax value of assets and liabilities refers mainly to the line items of inventories and property and equipment. At those year ends, the provision for deferred income tax applied to the income statement amounted to Ps. 149,149, Ps. 126,138 and Ps. 142,418 at fiscal year end constant Mexican pesos, respectively.

Under Mexican GAAP, the Group records in stockholders’ equity, without passing in income, certain items related to temporary items (effect of restatement on inventories by considering their replacement cost above or below inflation). Accordingly, both the deferred income tax and employee profit sharing related to such a temporary differences are recognized in equity. This provision is virtually identical to U.S. GAAP.

The Group recognizes the deferred income tax asset derived from tax loss carryforwards, whose benefit expires in varying amounts between 2008 and 2011. Their realization depends on generating sufficient taxable income prior to the expiration of those tax loss carryforwards. Although realization of tax loss carryforwards is not assured, Management estimates a high likelihood that the deferred income tax asset will be realized by taking into account the Group’s business plan. The deferred income tax asset amount may be reduced in the short-term if the estimated taxable income decreases in future periods.

As of December 31, 2002 and 2003, the Members of the Group with employees did not have a deferred employee profit sharing effect, insofar as there were no significant temporary items that would have generated a future liability or asset. At 2004 year end, the deferred employee profit sharing amounted to Ps. 7,917.

As discussed in Note 12 f), some provisions to the Income Tax Law were amended. These amendments will become into effect as of January 1, 2005. As a result, the income tax rate will be reduced gradually. A tax rate of 33%, 30%, 29% and 28% should be applied to the taxable income may be obtained in fiscal 2004, 2005, 2006 and 2007, respectively. In addition, the decrease in the income tax rate represented a reduction in the deferred income tax liability at 2004 year end by considering the existing temporary items at that same date. The reduction amounted to Ps.61,899.

Under amendments discussed above, the Group has chosen to deduct the cost of sales of the inventories existing as of December 31, 2004 to reduce the income taxable basis should be determined in 2005, on the condition of accruing the value thereof to the taxable income basis of subsequent years. In that event, existing inventories at 2004 year end should be valued under the first-in/first-out method. That accrual should be made depending on the average inventory turnover rate applicable to the 2002 to 2004 period. The accrual term should not exceed twelve years. Management estimates that this amendment to the Income Tax Law would not have a significant effect on the financial position or operating income of the Group.

10.    Consolidated foreign currency position:

As of December 31, 2003 and 2004, assets and liabilities denominated in U.S. dollars were as follows:

		2003		2004

Current assets		$3,972		$5,375
Current liabilities		1,453		1,014

Net position in U.S. dollars		$2,519		$4,361

Net position (at fiscal year end constant Mexican pesos)	Ps.	28,220	Ps.	48,925

    As of December 31, 2003 and 2004, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year end exchange rate of Ps. 11.24 (pesos), and Ps. 11.2183 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

As of February 18, 2005, issue date of the accompanying financial statements, the consolidated net U.S. dollar position was similar to that of December 31, 2004 and the exchange rate was Ps. 11.23 (pesos) per dollar.

11.   Stockholders’ equity:

    Capital structure

As of December 31, 2003 and 2004, paid-in capital stock was as follows:

		Par value
	Number		2003		2004
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173

	265,419,360	Ps.	167,903	Ps.	167,903

At fiscal year end constant Mexican pesos		Ps.	1,007,292	Ps.	1,007,292

    As of December 31, 2003 and 2004, capital stock was comprised of 265,419,360 fully paid and non-assessed Ordinary Shares, with no par value. Variable capital shares may not exceed ten times the amount of fixed minimum capital stock.

Repurchase and resale of own shares (Restricted earnings)

At the General Ordinary and Extraordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that maximum amount geared toward the Company's own share repurchases should be equivalent to 15% of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases was appropriated from retained earnings. During 2003 and 2004, the stockholders did not approve a specific number of shares and peso amount for repurchase or resale of its own shares.

As of December 31, 2003 and 2004, the number of own shares available for resale was 14,729,720 valued in the amount of Ps. 100,446 (Ps. 154,292 at fiscal year end constant Mexican pesos). Those shares cannot be represented at the stockholders’ meeting, as long as the shares belong to the Company.

Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock. Equity in earnings of subsidiaries is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. As of December 31, 2003 and 2004, the Company’s legal reserve amounted to Ps. 57,665 at fiscal year end constant Mexican pesos, which is included in the balance sheet under the caption "Retained earnings".

Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (NTIA). Any dividends paid out in excess of NTIA are subject to a 42.9% in fiscal 2005 (49.2% in fiscal 2004) tax rate payable by the Company, except as discussed in the following paragraph “Dividends among companies of the Group”. The resulting income tax may be offset against income tax due in accordance with the Income Tax Law in the same year and the subsequent two years. The consolidated balance of NTIA is determined as provided for in currently enacted tax legislation. As of December 2003 and 2004, the consolidated balance of NTIA amounted to Ps. 180,965 (Ps. 190,357 at fiscal year end constant Mexican pesos) and Ps. 108,366, respectively.

On April 22, 2003, and on April 27, 2004 dividends were declared at the Company’s Stockholders’ Meetings in the amount of Ps. 100,000 and Ps. 110,000 (Ps. 107,547 and Ps. 113,754 at fiscal year end constant Mexican pesos), respectively, paid out of retained earnings. Dividends paid did not exceed the balance of the consolidated NTIA at that date; therefore, no taxable income was generated for income tax.

The excess of capital reimbursement per share paid to stockholders over the balance of the consolidated "Restated contributed capital per share account" should be treated as a distributed dividend. The excess will be assessable as provided for in the Income Tax Law. The resulting income tax may be offset as referred to above. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.

Dividends among companies of the Group

Dividends distributed among consolidating companies that are not paid out of the NTIA will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidates. During 2003 and 2004, no corporate changes of that nature occurred.

At stockholders’ meetings held on March 5, August 29, 2003, and on April 27, 2004, the stockholders of Casa Saba declared the payment of dividends in the amounts of Ps. 314,000, Ps. 56,500 and Ps. 90,000 (Ps. 338,964, Ps. 60,763 and Ps. 93,072 at fiscal year end constant Mexican pesos), respectively . Those payments were made out of the NTIA of Casa Saba.

In addition, in August 2003, dividends distributed among the other Group’s consolidated subsidiaries amounted to Ps. 63,200 (Ps. 67,970 at fiscal year end constant Mexican pesos). All payments were made out of the NTIA of each of the subsidiaries that declared the dividend.

12.  Tax system:

a)  Consolidated income tax due

i)  The income tax rate applicable in fiscal 2004 is 33%. In accordance with the recently enacted tax provisions, effective January 1, 2005, the income tax rate will be reduced gradually. Therefore, a 30% tax income rate will be applied in fiscal 2005, 29% in fiscal 2006, and finally 28% in fiscal 2007.

The Group determines its income and asset taxes on a consolidated basis. Either consolidated taxable income and/or consolidated tax loss is determined in accordance with the "consolidating tax equity" of the taxable income or tax loss generated in the year by the Company and that of its consolidated subsidiaries. Consolidating tax equity represents 60% of the equity stake that the Company holds in all of its consolidated subsidiaries. Effective 2002, consolidating tax equity applicable to the Company, in its capacity as a holding company is 60%, as well. The remaining 40% of the taxable income or tax loss is reported separately by the Company and by each of its consolidated subsidiaries. The Company and its consolidated subsidiaries individually record their applicable income and asset taxes, insofar as each of the companies must separately file the income and asset tax return of the year, in accordance with the Tax Legislation.

Taxes are computed in Mexican pesos as of the date on which the transactions occurred. Under Mexican GAAP, they are restated to fiscal year end Mexican pesos by applying the NCPI factor.

ii)  One of the Group’s consolidated subsidiaries (Transportes Marproa, S.A. de C.V., which assets and revenues are not material to the Group’s consolidated operations), is authorized to pay its annual income and asset taxes separately from the Group under a special tax regime known as the “administrative facilities”. Under this special regime, the subsidiary pays its annual income tax based only on cash-in and cash-out with regarding all of its transactions carried out during the year.

iii)  In March 1999, the Group filed an appeal for constitutional relief against an amendment enacted to the tax consolidation regime, which became effective in 1999. This amendment set forth that the Group should determine consolidating tax equity of the 60% discussed in paragraph i) above. In March 2002, a ruling in favor of the Group was handed down by the Federal Tax Court against this amendment. Notwithstanding, the Group has determined its consolidated taxable income or consolidated tax loss, as the case may be, based on the consolidative equity since 1999.

iv)     Income tax due is determined by taking into account the impact of inflation on depreciation of restated fixed assets, the deduction and/or accumulation of the annual inflationary adjustment on monetary items, as well as the deduction of inventory purchases instead of the book cost of sales.

At 2002, 2003 and 2004 fiscal year end, the income tax provision was as follows:

		2002		2003		2004
Income tax due	Ps.	182,217	Ps.	166,119	Ps.	57,884
Income tax offset by prior year tax loss carryforwards		(137,439)		(135,972)		(37,059)
Deffered income tax		149,149		126,138		142,418
		193,927		156,285		163,243
Asset tax, net of recovery		(34,976)		-		10,342
	Ps.	158,951	Ps.	156,285	Ps.	173,585

Taxable income generated in 2002, 2003 and 2004 differs from book income, due to the annual inflationary adjustment on monetary items, excess of book over tax depreciation, deduction of inventory purchases in excess of the book cost of sales, and the effect of prior year tax loss carryforwards.

At 2002, 2003 and 2004 fiscal year end, consolidated taxable income for income tax purposes in the amount of Ps. 359,028, Ps. 380,182 (Ps. 392,676 and Ps. 399,917 at fiscal year end constant Mexican pesos) and Ps. 112,300 was incurred, respectively. At those fiscal year end, the applicable income tax due was fully offset by the tax benefit effect of the partial amortization of the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 125,660 and Ps. 129,262 (Ps. 137,439 and Ps. 135,972 at fiscal year end constant Mexican pesos) and Ps. 37,059, respectively. The foregoing effect is shown in the income statement.

b)   Consolidated asset tax due

i) Consolidated asset tax due is determined by applying a 1.8% annual tax rate to the average restated value of the assets, less the average face value of certain debts (“Group’s net asset position”). Effective 2003, the Group’s net asset position is determined based on the consolidating tax equity (discussed in paragraph a) above) of the assets and debts of the Company and that of its consolidated subsidiaries, in accordance with a specific criterion issued by the Ministry of Finance and Public Credit.

Asset tax is only paid on the amount on which it exceeds income tax of the year. Income tax paid during the year may be credited against asset tax due in the same year. As provided for in currently enacted Tax Legislation, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. As of December 31, 2003 and 2004, the consolidated asset tax due amounted to Ps. 28,703 (Ps. 31,005 at fiscal year end constant Mexican pesos) and Ps. 20,228, respectively.

ii) On February 15, May 31, and June 30, 2000, the Federal Tax Court handed down a favorable ruling to the Company, Casa Saba, and Drogueros, respectively, in order for asset tax to be determined by subtracting the average face value of debts contracted with the financial system or its intermediaries from the average restated value of assets. As a result, during 2002, the Company obtained the refund of asset tax paid in excess for prior years in the amount of Ps. 40,596 (Ps. 44,401 at fiscal year end constant Mexican pesos). This amount is shown in the income statement.

c)   Tax loss carryforwards and asset tax recoverable

i) Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred up to the sixth month of the year on which they can be offset against taxable income. On the other hand, asset tax recoverable can be restated from the date on which the recoverable balance is generated up to the date when that balance is recovered.

As of December 31, 2004, the restated amount of tax loss carryforwards and asset tax recoverable were as follows:

Year	Tax loss		Asset tax		Year of
incurred	Carryforward		recoverable		Expiration
1995	Ps.	-	Ps.	4,043	2005
1996		-		15,152	2006
1998		240,979		-	2008
2000		190,485		-	2010
2001		194,553		2,376	2011
2002		-		8,746	2012
2003		-		31,005	2013
2004		-		10,623	2014
	Ps.	626,017	Ps.	71,945

    ii) At 2003 fiscal year end, the Company, in its capacity as a holding company, has incurred individual tax loss carryforwards derived from the sale of stock (whose return is not considered interest as provided for in the Income Tax Law) in the amount of Ps. 352,997 (Ps. 408,097 at fiscal year end constant Mexican pesos). That amount may be applied only in the holding company, if certain requirements are met.

iii) Tax loss carryforwards of the subsidiaries expire individually over a ten year term, effective the date on which the tax losses are incurred. The effect of these restated tax loss carryforwards should be reversed in the tax consolidation on the year that the subsidiary loses its carryforward right.

d)   Employee profit sharing

The Federal Labor Law provides that the Group’s consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income for each subsidiary, determined as provided for in the Income Tax Law. As of December 31, 2002 and 2003, no deferred effect was recorded. At 2004 year end, the deferred employee profit sharing in the amount of $7,917 was applied to the income statement.

e)   Provisions for income tax

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group's provisions for income tax in each year:

	Year ended December, 31

	2002	2003	2004

Statutory income tax rate	35%	34%	33%
Permanent differences:
Comprehensive cost of financing vs. annual inflationary adjustment	-	3	15
Non-deductible items	(12)	(10)	(35)
Other (including inflation effects)	74	-	-

Temporary differences:
Depreciation	13	4	9
Book cost of sales vs. purchases, labor and overhead	39	16	225
Application of prior year tax loss carryforwards	(149)	(26.5)	(226.1)
	0%	20.5%	20.9%

In fiscal 2002, 2003 and 2004, the Group generated consolidated taxable income for income tax purposes in the amounts of Ps. 359,028, Ps. 380,182 (Ps. 392,676 and Ps. 399,917 at fiscal year end constant Mexican pesos) and Ps. 112,300, respectively. At those fiscal year end, income tax due was fully offset by the tax benefit effect of the amortization of the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 125,660 and Ps. 129,262 (Ps. 137,439 and Ps. 135,972 at fiscal year end constant Mexican pesos) and Ps. 37,059, respectively. That effect is shown in the accompanying statement of income.

f)  Tax amendments

Effective January 1, 2005, the following amendments applicable to the Group were enacted to the Income Tax Law and Asset Tax Law:

i) Change from the tax deduction of merchandise and finished products at the time when they are acquired to the deduction of the cost of sale of those goods up to the time when they are sold.

Pursuant to the aforementioned, the value of stock in inventory as of December 31, 2004 cannot be deducted from the tax basis of income tax determined subsequent to that year. However, the Income Tax Law set forth a transition regime to deduct that value from the tax basis of income tax when the merchandise is sold. The Group adopted the option referred to in the terms and with the effects discussed in the last paragraph in Note 9).

ii) Holding companies that consolidate their taxable income and/or tax losses for income tax purposes should include taxable income and/or tax losses from their consolidated subsidiaries by considering 100% of the average equity stake maintained in the capital stock of those subsidiaries. Moreover, holding companies should include 100% of their individual taxable income and/or tax losses in the tax consolidation. This amendment will allow the Mexican tax system to be more competitive.

From fiscal 1999 through fiscal 2004, the equity stake of the holding company in the capital stock of its subsidiaries should be multiplied by the 0.60 factor to determine the consolidative equity, whereas consolidative equity of the holding company was 60% from 2002 through 2004.

iii) Taxpayers that have debts derived from capitals received as loans from related parties and foreign resident independent parties in excess of their stockholders’ equity should calculate the amount of nondeductible interest on the relevant surplus for income tax purposes. The excess is generated when the debt to stockholders’ equity ratio exceeds three to one. In accordance with the business plan of the Group, that provision will not affect its financial position or operating income.

iv) The Asset Tax Law will permit debts contracted with the financial system and foreign residents to be deductible for the determination of the tax basis relative to that tax. Up to 2004, the deductions referred to above were not permitted.

13.   Segment information:

Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment, as discussed in Note 1).

Revenue attributable to each of the five product lines for the years ended December 31, 2002, 2003 and 2004, were as +follows:

	Millions of Mexican pesos
		2002		2003		2004
Pharmaceutical products	Ps.	17,013	Ps.	17,722	Ps.	17,803
Health and beauty aids/other products		1,925		1,975		1,882
Entertainment products		770		671		713
Food/non-perishable products		168		156		170
Office/electronic products		38		21		2
Total	Ps.	19,914	Ps.	20,545	Ps.	20,570

14.  New Mexican accounting pronouncements:

i)          In May 2003, the MIPA issued Bulletin C-12, “Financial instruments with liability and equity characteristics or characteristics of both” (Bulletin C-12). This Bulletin incorporates the parts referred to in other bulletins issued by the MIPA regarding the issuance of debt, equity or compound financial instruments. Bulletin C-12 sets forth the basic differences between liabilities and equity, as well as the rules to classify and value the opening recognition of liability and equity components of compound financial instruments. Subsequent opening recognition and valuation of liability and equity components of compound financial instruments is subject to the provisions set forth in the specific bulletins issued by the MIPA. Application of the provisions of Bulletin C-12 is mandatory, effective January 1, 2004. Although the Group currently has no financial instruments with these characteristics, this does not mean that the Group may not issue them in the future.

ii)         In December 2003, the MIPA issued the new Bulletin D-3, “Labor obligations” (Bulletin D-3), which incorporates rules for valuation, presentation, and disclosure regarding “remunerations at the end of the employer/employee relationship” granted to employees when they complete their employer/employee relationship prior to reaching retirement age. Under Bulletin D-3, remunerations granted to employees due to causes other than restructuring, are valued by using the “projected unit credit method”, whereas remunerations due to restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments”. Application of the provisions of Bulletin D-3 is mandatory, effective January 1, 2005. The Group believes that these provisions did not have any effect on the financial position or its income statement.

iii)        In March 2004, the MIPA issued Bulletin B-7, "Business acquisitions” (Bulletin B-7) that requires applying the purchase method for the recognition and opening valuation at fair value of the business acquisitions and investments in associated companies. A business acquisition occurs when net assets comprising a business or common shares that are under the control or significant influence of a legal entity are acquired. The Bulletin sets forth the rules for acquiring minority interest, transferring assets or exchanging shares among entities under common control. That Bulletin further amends the accounting treatment of goodwil generated in business acquisitions, by eliminating its amortization and subjecting it to impairment rules. The Bulletin complements the accounting treatment of intangible assets recognized in a business acquisition, in accordance with Bulletin C-8 “Intangible Assets” issued by the IMCP, as discussed in Note 3h). Application of the provisions of Bulletin B-7 is mandatory, effective January 1, 2005. Although the Group has currently not carried out transactions of this nature, this does not mean that it may not carry them out in the future.

iv)        In February 2004, the MIPA issued Bulletin C-10, “Derivative financial instruments and hedging transactions” (Bulletin C-10), which sets forth the characteristics of derivative financial instruments, the requirements of derivatives to be classified as hedging instruments, the journalization models of hedging transactions, the recognition and valuation rules of derivatives, and structured hedging transactions through derivatives. Application of the provisions of Bulletin C-10 is mandatory, effective January 1, 2005. Although the Group has currently not carried out transactions of this nature, this does not mean that it may not carry them out in the future.

15.   Differences between Mexican  and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican GAAP, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders’ equity from Mexican GAAP to U.S. GAAP is presented in Note 16). This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican GAAP, Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican GAAP and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican and U.S. GAAP.

a)   Statements of Cash Flows

Under Mexican GAAP, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the heading "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constitute cash flow activity stated in constant Mexican pesos. Under Mexican GAAP, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" (SFAS 95), a statement of cash flows is required, which presents only cash movement and excludes non-cash items. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the gain on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps. 222,277, Ps. 195,430, and Ps.1,037,304 and net cash used in financing activities would be Ps. (218,359), Ps. (22,164) and Ps. (609,275) in 2002, 2003 and 2004, respectively.

b)  Deferred income tax and employee profit sharing

i)  The Group adopted SFAS No. 109, "Accounting for income taxes" (SFAS 109) for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by applying the "comprehensive asset and liability method". As described in Note 12b), Mexican Tax Law requires paying a 1.8% annual tax rate on the Group’s net assets which may be used to offset future income tax obligations. Under SFAS 109, such an amount should be treated as a deferred income tax benefit and reduced by a valuation allowance, if required.

Moreover, for U.S. GAAP purposes, all of the changes in the required deferred income tax effect during the year are allocated in the income statement, except for the deferred income tax effect derived from temporary differences attributed to changes in other stockholders’ equity accounts. In that event, such an effect is applied directly to the specific stockholders’ equity accounts that generate such changes.

The foregoing provisions are virtually identical to Mexican GAAP, except that the recognition of the accumulated initial effect of the comprehensive asset and liability method as of January 1, 2000, was recorded directly to stockholders’ equity.

Under U.S. GAAP, the deferred income tax effect should be classified as current and non-current, based on the classification of the asset and liability items that give rise to it. As of December 31, 2003 and 2004, the deferred income tax effect under Mexican and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
		2003		2004		2003		2004

Current	Ps.	-	Ps.	-	Ps.	900,170	Ps.	967,275

Noncurrent		739,959		789,116		(160,211)		(178,159)

	Ps.	739,959	Ps.	789,116	Ps.	739,959	Ps.	789,116

ii)    The Group’s consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each subsidiary as provided for in the Income Tax Law, as explained in Note 12d). By virtue thereof, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

Under Mexican GAAP, no deferred employee profit sharing was recorded in 2002 and 2003 insofar as the Group’s consolidated subsidiaries did not have significant temporary differences that had generated future liabilities or benefits. At 2004 year end deferred employee profit sharing amounted to Ps.7,917. (See Note 12d).

For U.S. GAAP purposes, a deferred profit sharing expense and liability have been calculated. Therefore, in fiscal 2002 the deferred effect not recorded under Mexican GAAP amounted to Ps. (51,378). For fiscal 2003, and 2004, the deferred employee profit sharing amounted to Ps. 0 and Ps. 7,917 for U.S. GAAP purposes. Accordingly, at 2002 reconciling item for the deferred effect not recorded under Mexican GAAP is included in the reconciliation from Mexican to U.S. GAAP. In addition, employee profit sharing is classified as an operating expense for U.S. GAAP purposes. The components of the U.S. GAAP employee profit sharing liability as of December 31, 2002 were as follows:

	DEFERRED EMPLOYEE PROFIT SHARING
	CONSTANT MEXICAN PESOS
		2002		2003		2004
Current
Inventories	Ps.	62,605	Ps.	Ps. 298,000	Ps.	27,535
Non-deductible reserves		(5,590)		(100,768)		-
		57,015		197,232		27,535

Non-current
Property and equipment		2,998		392
Prepaid expenses and prepaid pension cost		1,646		(46)
Other		-		(197,578)		(19,618)
		4,644		(197,232)		(19,618)
	Ps.	61,659	Ps.	-	Ps.	7,917

iii)   Goodwill

Goodwill is restated based on NCPI factor as discussed in Note 3c). Under Mexican GAAP and U.S. GAAP, prior to January 1, 2003, and January 1, 2002, respectively, goodwill was amortized on a straight-line basis over 20 years.

In June 2001, the Financial Accounting Standards Board approved SFAS 142, "Goodwill and Other Intangible Assets", which requires that all intangible assets that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. As a result of the statement, under US GAAP, goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. Effective 2003, this provision is virtually identical to Mexican GAAP.

16.   Reconciliation of Mexican to U.S. GAAP:

Net income and stockholder’s equity adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican GAAP, were as follows:

--

	Thousands of Mexicsn pesos (Ps.) and thousands of U.S. dollars ($), except per share
NET INCOME	Year						Convenience translation
	2002		2003		2004		2004

Net income under Mexican GAAP	Ps.	594,916	Ps.	605,844	Ps.	648,804	$57,836
U.S. GAAP adjustments-
Deferred employee profit sharing		(53,421)		59,301		-	-
Amortization of goodwill		24,137		-		-	-
Impact of inflation accounting on U.S. GAAP ad justments		472		2,358		-	-
		(28,812)		61,659		-

Net income under U.S. GAAP	Ps.	566,104	Ps.	667,503	Ps.	648,804	$57,836

Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per share under U.S. GAAP	Ps.	2.13	Ps.	2.51	Ps.	2.44

      Because Mexican GAAP requires using a comprehensive method for recognizing the impact of inflation and the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading "impact of inflation accounting on U.S. GAAP adjustments".

STOCKHOLDERS’ EQUITY				Convenience translation
	2002	2003	2004	2004

Stockholders’ equity under Mexican GAAP	3,260,403	$3,514,373	$4,033,065	$359,508

U.S. GAAP adjustments-
Deferred employee profit Sharing	(61,659)	-	-	-
Amortization of goodwill	24,137	24,137	24,137	2,151
	(37,522)	24,137	24,137	2,151
Stockholders’ equity under U.S. GAAP	$3,222,881	$3,538,510	$4,057,202	$361,659

Changes in stockholders’ equity under U.S. GAAP

							Convenience
							translation
		2002		2003		2004	2004
Stockholders’ equity under
U.S. GAAP as of beginning of the year	Ps.	3,061,242	Ps.	3,222,881	Ps.	3,538,510	$315,421
Comprehensive income under U.S. GAAP		198,116		423,176		632,446	56,378
Reversal of deferred income tax		(36,477)		-		-	-
Dividends paid		-		(107,547)		(113,754)	(10,140)
Stockholders’ equity under U.S. GAAP at year end	Ps.	3,222,881	Ps.	3,538,510	Ps.	4,057,202	$361,659

Comprehensive income under U.S. GAAP

							Convenience
							translation
		2002		2003		2004	2004
Net income under U.S. GAAP	Ps.	566,104	Ps.	667,503	Ps.	648,804	$57,836
Deficit on holding nonmonetary assets		(367,988)		(244,327)		(16,358)	(1,458)
Comprehensive income under U.S. GAAP	Ps.	198,116	Ps.	423,176	Ps.	632,446	$56,378

17.   Supplementary U.S.  GAAP disclosures:

a) Financial instruments with off-balance-sheet risk

Under the provisions of SFAS No. 105, "Disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico. No single customer accounted for a significant amount of the Group’s sales in fiscal 2002, 2003 and 2004, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently do not have any off-balance sheet arrangement that have or are reasonably likely to have a current or future effect in the financial statements, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

b) Accounts receivable

The majority of the Group’s accounts receivable are due from companies in the pharmaceutical products, as well as health-and-beauty/products activities. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are due within a 30-60 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

c) Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the total amount of the estimated future cash flow that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the asset. The impairment of a long-lived asset that must be charged to the income statement is that amount by which the net book value exceeds its recovery value. If the adjustment is in order, it is determined by the difference between fair value and net book value. At fiscal 2002, 2003 and 2004 year end, there were not changes in circumstances indicate that the net book value of a long-lived asset may not be fully recoverable

In August 2001, SFAS 144, "Accounting for the impairment or disposal of long-lived assets" was issued. This SFAS supersedes SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of". SFAS 144 provides a single accounting model for long-lived assets to be disposed of and retains many of the fundamental recognition and measurement provisions of SFAS 121 including: (i) the write-down for impairment is not allowed to be reversed and, (ii) the valuation of fixed assets and some intangibles held for sale at the lower between net book value or their realization value.

SFAS 144 change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, "Reporting the results of operations-reporting, the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions", with regard to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in the period in which the losses are incurred (rather than as of the measurement date presently required by APB No. 30).

On January 1, 2002, the Group adopted SFAS 144 for U.S. GAAP purposes. At that date, and at fiscal 2002, 2003 and 2004 year end, the Group did not have any intangible and/or fixed assets held for sale.

Also, Bulletin C-15, "Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the MIPA, which is similar to U.S. GAAP, became effective in January 2004 (see Note 3 g), except that the reversal of the recognition of impairment is pemitted under Mexican GAAP.

As a result of the application of the provisions of Bulletin C-15, the Group completed a transitional fair value based impairment test on its property and equipment as of January 1, 2004. As a result, no impairment charges resulted from the transitional evaluation performed on the carrying value of property and equipment as of January 1, 2004.

d) Goodwill and other intangible assets

In June 2001, SFAS 142, "Goodwill and other intangible assets" superseded APB Opinion 17, "Intangible assets". Under the new rules, goodwill and intangible assets deemed to have indefinite lives are not longer continued to be amortized over their remaining economic useful lives. Instead they should be subject to annual impairment tests in accordance with SFAS 142. Other intangible assets should be amortized over their remaining economic useful lives.

The Group applied the provisions of SFAS 142 beginning on January 1, 2002. The Group completed a transitional fair value based impairment test on its goodwill as of January 1, 2002. As a result, the fair value of the goodwill was equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment was made to the carrying value of the goodwill in the Group’s financial statements.

Also, Bulletin C-8, "Intangible assets” (Bulletin C-8) issued by the MIPA, which is similar to U.S. GAAP, became effective in January 2003. As a result of the application of the provisions of Bulletin C-8, no impairment charges resulted on the carrying value of goodwill as of January 1, 2003 (see Note 3 h).

e) Business combinations

In June 2001, SFAS 141, "Business combination" superseded SFAS 38, "Accounting for pre-acquisition contingencies of purchased enterprises" and the APB Opinion 16, "Business combination". SFAS 141 prohibits using of the "pooling of interest method" and requires using the purchase method of accounting for business combinations. SFAS 141 is effective July 1, 2001.

Also, Bulletin B-7, "Intangible assets” (Bulletin B-7) issued by the MIPA, which is similar to U.S. GAAP, will become effective on January 1, 2005. Although the Group has not currently carried out business combinations, there can be no assurance that the Group will not do so in the future.

f) Asset retirement obligations

SFAS 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires recording the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires recording the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement.

In June 2002, the Group adopted SFAS 143. At that date, and at fiscal 2002, 2003 and 2004 year end, the Group did not have any impact on its financial position or its results of operations, or cash flows.

Also, Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” issued by the MIPA, which is similar to U.S.GAAP, became effective on January 1, 2003.

g) Quantitative and qualitative disclosures on market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short and long-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks.

h) Fair value of financial instruments

The carrying amount for cash and cash equivalents, accounts receivable, other accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities and short term debt approximates their fair value due to their short-term nature.

i) Comprehensive income

SFAS No. 130, "Reporting comprehensive income", requires reporting all items required to be recognized under accounting standards as components of comprehensive income in a financial statement displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 does not impact net income or shareholders' equity. The Group presents Comprehensive income under U.S.GAAP for 2002, 2003, and 2004 in Note 16). Also Bulletin B-4, “Comprehensive income” issued by the MIPA, which is similar to U.S. GAAP, became effective in 2000.

j) Segment Information

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2002, 2003 and 2004, is mentioned in Note 13). Also, Bulletin B-5, “Financial Information by Segment” issued by the MIPA, which is similar to SFAS No. 131, became effective in April 2003.

k) Variable interest entities

On January 31, 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee’s ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies to years or interim periods beginning after June 15, 2003 with certain disclosure provisions required for financial statements issued after January 31, 2003. Management had assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7), and does not believe the adoption of this standard had a material impact on its financial position or its results of operations at fiscal 2002, 2003, and 2004.

The FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of FASB No. 46, and to exempt certain entities from its requeriments. The additional guidelines were issued in response to input received from constituents regarding certain issues arising in implementing Interpretation 46.

Under 46R, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods endings after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purposes entities and by nonpublic entities to all types of variable entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Group believes that adoption of Interpretation 46 will have no effect on its financial statements.

l) Financial instruments with characteristics of both liabilities and equity

On May 15, 2003 the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position when they meet certain specific criteria. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. The Group did not have any impact for this provision.

Also, Bulletin C-12, "Financial instruments with liability and equity characteristics or characteristics of both” issued by MIPA, which is similar to SFAS No. 150, became effective in January 2004. Although, the Group currently has no financial instruments with these characteristics, this does not mean that it may not issue them in the future.

m)  Recently Issued Acounting Pronouncements

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plan. Statement 123 (R) replaces Statement 123, “Accounting for Stock-Based Compensation” and supersedes Opinion 25, “Accounting for Stock Issued to Employees”. As originally issued in 1995, Statement 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Group will be required to apply Statement 123 (R) as of the first interim reporing period that begins after June 15, 2005, and the Group plans on using the modified-prospective method, effective July 1, 2005. The Group is currently evaluating the impact Statement 123(R) will have. The Group does not believe that the adoption of this statement will have a material impact on its consolidated financial statements.

In November 2004, FASB issued Statement 151, “Inventory Cost”, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory base on the normal capacity of the production facilities. The Group does not believe that the adoption of this statement will have a material impact on its consolidated financial statements.

In December 2004, FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance-that is, transactions that are not expected to result in significant changes in the cash flow of the reporting entity. The Group does not believe that the adoption of this statement will have a material impact on its consolidated financial statements.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Group has complied with the new disclosure requirements in its consolidated financial statements. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position (FSP) EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing “other-than-temporary” guidance until a final consensus is reached. The Group does not anticipate that issuance of a final consensus will materially impact the Group’s financial condition or results of operations.

In November 2004, the EITF released Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determinig Wheter to Report Discontinued Operations”. To qualify as a discontinued operation, paragraph 42 of Statement 144 requires that the cash flows of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. EITF 03-13 provides guidance on how to interpret and apply the criteria in paragraph 42A (elimination of cash flows) and paragraph 42B (no significant continuing involvement) of Statement 144. EITF 03-13 is effective for all periods beginning after December 15, 2004. Previously reported operating results related to disposal transactions initiated within an enterprise’s fiscal year that includes November 30, 2004 (date that the consensus was ratified) may be reclassified to reflect the consensus. The Group does not believe that the adoption of EITF 03-13 will have a material impact on its consolidated financial statements.

In September 2004, the EITF released EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” Under current interpretations of Statement 128, Earnings per Share, issuers of contingently convertible debt instruments generally exclude the potential common shares underlying the contingently convertible debt instruments from the calculation of diluted earnings per share until the underlying common stock achieves a specified price target, or other contingency is met. EITF 04-8 requires that contingently convertible debt instruments should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger has been met. The Group will adopt the requirements of EITF 04-8 beginning with the quarter ending February 28, 2005. The application of EITF 04-8 will require the Group to include the contingent convertible subordinated notes (the Notes) in the calculation of diluted earnings per share, if dilutive. The diluted earnings per share computations for fiscal 2004 would exclude the impact of the Notes as the effect would be antidilutive. The Group does not believe that the adoption of EITF 04-8 will have a material impact on its consolidated financial statements.

Commission File Number 1-12632
________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

EXHIBITS

TO

ANNUAL REPORT ON

FORM 20-F
(for the year ended December 31, 2004)

UNDER

THE SECURITIES ACT

__________________________

Grupo Casa Saba, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

N.A.
(Translation of Registrant’s Name into English)

________________________________________________________________________

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Bylaws (estatutos sociales) of the Registrant (English Translation) (1).
8.1	List of Subsidiaries of the Registrant.
12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of the Principal Executive and Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.