Form 20-F
period 2005-12-31
GRUPO CASA SABA SA DE CV
filed 2006-06-30
CIK 906779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2005

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2005 was:
265,419,360 Ordinary Shares, without par value.  Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __	No X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __	No X
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No __
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __	Accelerated Filer __	Non-accelerated filer X
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __	Item 18 X
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __	No X

i

INTRODUCTION

Grupo Casa Saba, S.A. de C.V. is a limited liability stock corporation with variable capital, or sociedad anónima de capital variable, organized under the laws of the United Mexican States, or “Mexico”, and is a holding company that conducts substantially all of its operations through subsidiaries. In this annual report, except when indicated or the context otherwise requires, the words “Grupo Casa Saba,” “the company,” “we,” “us,” “our,” and “ours” refer to Grupo Casa Saba, S.A. de C.V. and its consolidated subsidiaries. Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees. References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all. The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation. As of December 31, 2005, the rate of Mexican Pesos per U.S. Dollar, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 10.7109 to one U.S. dollar. See “Item 3 Key Information—Exchange Rate Information.”

Unless otherwise specified, information included in this annual report is as of December 31, 2005. References to “Ps.” or “Pesos” in this annual report are to Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “$” or “U.S.$” are to United States Dollars. Certain amounts included in this annual report may not sum due to rounding.

MARKET SHARE AND OTHER INFORMATION

Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by IMS A.G., known internationally as IMS Health, and our estimates.

ii

FORWARD-LOOKING STATEMENTS

Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as “anticipate,” “believe,” “continue,” “expect,” “estimate,” “project,” “will,” “will be,” “will continue,” “will likely result,” “may,” “plan,” or words or phrases of similar meaning. These statements are contained in the sections entitled “Risk Factors,” “Operating Financial Review and Prospects,” “Information on the Company” and other sections of this annual report.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

(a) Selected Financial Data

We prepare our audited consolidated financial statements in accordance with Mexican GAAP, which differs in some significant respects from U.S. GAAP. Note 16 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 17 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican GAAP, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost. All other non-monetary assets are restated by using the Mexican National Consumer Price Index, or the NCPI. Components of stockholders’ equity are also restated using the NCPI. In addition, the statement of income recognizes the effect of gain or loss on the purchasing power from holding monetary assets and monetary liabilities. Mexican GAAP also requires the restatement of all financial statements in constant Pesos as of the date of the last day of the period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2005. See Note 3 to our audited consolidated financial statements for significant accounting policies. The impact of inflation accounting under Mexican GAAP has not been reversed in our reconciliation to U.S. GAAP. See Notes 16 and 17 to our audited consolidated financial statements.

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

Year ended December 31,	2001		2002		2003		2004		2005		2005 (1)
(in thousands of constant Pesos as of December 31, 2005 and U.S. Dollars, except share and per share data)
Income Statement
Mexican GAAP:
Net sales	Ps.	19,396,589	Ps.	20,577,834	Ps.	21,229,791	Ps.	21,255,521	Ps.	21,873,753	U.S.$ 2,042,196
Gross profit		2,077,011		2,170,959		2,110,545		2,188,164		2,257,161	210,735
Operating expenses		1,318,813		1,377,536		1,308,435		1,363,782		1,361,922	127,153
Operating income, net		758,198		793,423		802,110		824,382		895,239	83,582
Comprehensive cost of financing, net		169,304		17,547		50,322		16,321		-1,568	-147
Other income (2)		-36,141		-6,700		-37,298		-51,562		-38,413	-3,586
Income before taxes and employee profit sharing		625,035		782,576		789,086		859,624		935,220	87,315
Net income		484,471		614,743		626,035		670,427		728,225	67,989
Net income per Ordinary Share (3)		1.825		2.316		2.359		2.526		2.744	0.256
Weighted average Ordinary Shares outstanding (in thousands) (3)		265,419		265,419		265,419		265,419		265,419

U.S. GAAP (4):

Net sales	Ps.	19,396,589	Ps.	20,577,834	Ps.	21,229,791	Ps.	21,255,521	Ps.	21,873,753	U.S.$ 2,042,196
Gross profit		2,077,011		2,170,959		2,110,545		2,188,164		2,257,161	210,735
Operating income		787,752		763,650		865,824		824,382		895,239	83,582
Income before taxes and employee profit sharing		654,588		752,801		852,800		859,624		933,652	87,168

Net income (4)		514,027		584,971		689,749		670,427		695,814	64,963
Net income per Ordinary share (3)		1.9367		2.2039		2.5987		2.5259		2.6216
Weighted average Ordinary Shares outstanding (in thousands) (3)		265,419		265,419		265,419		265,419		265,419

Balance Sheet Data
Mexican GAAP:

Property and equipment, net	Ps.	1,135,158	Ps.	1,101,460	Ps.	1,069,452	Ps.	1,105,536	Ps.	1,065,255	U.S.$ 99,455
Total assets		8,018,684		8,482,119		8,990,122		9,431,006		9,832,979	918,034
Short-term debt		363,164		401,222		423,916		-		-	-
Long-term debt		452,760		48,594		-		-		-	-
Capital stock		1,040,863		1,040,863		1,040,863		1,040,863		1,040,863	97,178
Total stockholders’ equity (4)		3,134,571		3,369,064		3,631,498		4,167,477		4,614,282	430,803

U.S. GAAP (4):

Property and equipment, net	Ps.	1,135,158	Ps.	1,101,460	Ps.	1,069,452	Ps.	1,105,536	Ps.	1,065,255	U.S.$ 99,455
Total assets		8,018,684		8,482,119		8,990,122		9,431,006		9,832,979	918,034
Short-term debt		363,164		401,222		423,916		-		-	-
Long-term debt		452,760		48,594		-		-		-	-
Capital stock		1,040,863		1,040,863		1,040,863		1,040,863		1,040,863	97,178
Total stockholders’ equity (4)		3,163,265		3,330,291		3,656,439		4,192,418		4,635,121	432,749

(1) Peso amounts have been translated into U.S. Dollars, solely for the convenience of the reader, at the rate of Ps. 10.7109 per U.S. $1.00, which was the Peso /U.S. Dollar exchange rate as of December 31, 2005, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2) Other income consists of fees on returned checks, miscellaneous articles and non-taxable items, adjustments and services.

(3) Based on the weighted average number of Ordinary Shares outstanding during each year.

(4) For a discussion of the principal differences between U.S. GAAP and Mexican GAAP concerning net income and total stockholders’ equity, as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 16 and 17 to our audited consolidated financial statements.

(b) Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve. This legal reserve shall be increased annually until it reaches 20% of our capital stock. After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors. We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made. As of December 31, 2005, we had a legal reserve of approximately Ps. 59.59 million, which represented approximately 5.72% of our capital stock as of that date. See Note 11 to our audited consolidated financial statements. Five percent of our net income for the year ended December 31, 2002 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 22, 2003, approved the payment of a dividend in the amount of Ps. 100.0 million (Ps. 111.1 million at fiscal year end constant Pesos), equivalent to Ps. 0.38 per Ordinary Share. Five percent of our net income for the year ended December 31, 2003 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 27, 2004, approved the payment of a dividend in the amount of Ps. 110.0 million (Ps. 117.5 million at fiscal year end constant Pesos), equivalent to Ps. 0.41 per Ordinary Share. Our annual shareholders’ meeting held on April 29, 2005, approved the payment of a dividend in the amount of Ps. 120.0 million (Ps. 122.6 million at fiscal year end constant Pesos), equivalent to Ps. 0.4521 per Ordinary Share. On April 27, 2006, our annual shareholders’ meeting approved the payment of a dividend in the amount of Ps. 150.0 million on June 21, 2006.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar. The noon buying rate for Pesos on June 15, 2006, was Ps. 11.42 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High	Low	Average(2)	Period End

2001	9.97	8.95	9.34	9.17
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.30	11.15
2005	11.41	10.41	10.89	10.63

Month ended

December 31, 2005	10.77	10.41	10.63	10.63
January 30, 2006	10.64	10.44	10.44	10.44
February 28, 2006	10.53	10.43	10.48	10.45
March 31, 2006	10.95	10.46	10.75	10.90
April 30, 2006	11.16	10.86	11.05	11.09
May 31, 2006	11.31	10.84	11.09	11.29
June 15, 2006	11.46	11.28	11.37	11.42
(1) The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2) Annual average rates reflect the average of monthly rates. Monthly average rates reflect the average of daily rates.

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

Risk Factors Relating to the Company

We Participate in a Competitive Market and Increased Competition May Adversely Affect Our Business.  We face competition in the distribution of pharmaceuticals, health, beauty aids and consumer goods, publications, general merchandise, office and other products. In our Pharmaceutical Products business division, we face competition primarily from Mexico’s only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors. In our Health, Beauty Aids and Consumer Goods, Publications and General Merchandise and Other Products and Office Products business divisions, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our operating margins and profitability could be adversely affected.

There Are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers. A principal objective of the securities laws of the United States, Mexico and other countries is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures in certain significant respects. For example, most Mexican companies, including us, have incorporated the impact of inflation directly in accounting records and in their published financial statements. Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects. Notes 16 and 17 to our audited annual financial statements describe the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

The Protections Afforded to Minority Shareholders in Mexico Are Different from Those in the United States. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not appropriately developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company. On December 30, 2005, Mexico’s Federal Congress enacted a new federal statute that, upon its effectiveness 180 days from its enactment, will amend and restate the existing Mexican Securities Market Law in its entirety. The new Mexican Securities Market Law enhances disclosure requirements and corporate governance standards for Mexican listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practices committees (comprised, the case of companies such as us, of independent directors), institutional investors and safe harbors from public offering requirements. The new law also provides minority shareholders of Mexican listed companies with improved information rights and legal remedies. In order to comply with the new legal regime applicable to and governing public issuers in Mexico upon the effectiveness of the new Mexican Securities Market Law, we will be required to amend our bylaws. We cannot predict what impact this will have upon our business at this time. See “Item 10. Additional Information—Amendments to the Mexican Securities Market Law.”

You May Be Unable to Enforce Judgments Against Us. We are a corporation with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico. A majority of our assets and operations are located, and a majority of our revenues are derived from sources, outside the United States. All of our directors and officers reside outside of the United States and all or a significant portion of the assets of these persons and of our assets are located outside of the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or upon us, or to enforce against them or against us judgments by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise. As of this date, there is no effective treaty between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that U.S. courts would grant reciprocal treatment to Mexican judgments. Additionally, we have been advised by our Mexican counsel that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

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

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP. In 2001, Mexico’s GDP shrank by 0.2% in real terms, while the inflation rate was 4.4%, interest rates on 28-day CETES averaged 11.3% and the Peso appreciated approximately 5.0% in value relative to the U.S. Dollar. During 2002 and 2003, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.8% and 1.4%, respectively, the annual inflation rate was 5.7% and 4.0%, respectively, interest rates on 28-day CETES averaged 7.1% and 6.2%, respectively, and the Peso lost approximately 13.7% and 7.8%, respectively, of its value relative to the U.S. Dollar. In 2004, several factors helped boost the Mexican economy including: the recuperation of the U.S. economy higher revenues generated from petroleum sales and an increase in remittances. During this period, Mexico’s GDP grew 4.2%, while inflation reached 5.2% and the interest rates on 28-day CETES averaged 6.8%. Even after a significant drop in exports, in particular, relating the auto industry and lower public and private investments, during 2005 the economy benefited from sharp increases in oil prices and global economic recovery, therefore, the country’s GDP for the year grew by 2.97%, inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.19%. During the first quarter of 2006, Mexico’s GDP grew 5.5% and inflation reached 0.9%.

Although recent economic activity seems to be increasing in Mexico and the United States, the Mexican and the U.S. economies may not continue to grow at similar rates as they have done in the past, and the economic slowdown described above may continue and have a negative impact on our business and results of operations.

We are a Mexican company and all of our business operations take place in Mexico. As a result, our business may be affected by the general condition of the Mexican economy. For each of the years ended on December 31, 2003, 2004 and 2005, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the Peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us. Inflation in Mexico decreases the real purchasing power of the Mexican population, and the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased. Such policies have had and could in the future have an adverse effect on us.

Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations. We are affected by fluctuations in the value of the Peso against the U.S. Dollar. In 2002, and according to the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 13.7% due to pressures from an international environment with volatility and geopolitical concerns. In 2003, the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely impacted the Peso, resulting in a devaluation against the U.S. dollar of approximately 7.8%. In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%. During 2005, this trend continued and the peso appreciated against the U.S. dollar by 4.7%. During the first quarter of 2006, however, the peso depreciated against the U.S. dollar by 2.5%, being affected by the combination of several factors, such as: increases in U.S. interest rates, decreases in the international commodities prices and political uncertainty regarding the upcoming presidential elections. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers and lead to a reduction in our sales.

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

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations. In recent years, Mexico has experienced high levels of inflation. The annual rate of inflation, as measured by changes in the NCPI, was 4.0% for 2003, 5.2% for 2004, 3.3% for 2005 and 0.9% for the first quarter of 2006. High inflation rates can adversely affect our business and our results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute; and
•	to the extent inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could have, high real and nominal interest rates. The interest rates on 28-day CETES averaged approximately 6.2%, 6.8% and 9.1% for 2003, 2004 and 2005, respectively, and 7.6% for the first quarter of 2006. Accordingly, if we need to incur Peso-denominated debt in the future, it could be at higher interest rates than those mentioned above.

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

In July 2000, presidential and congressional elections took place, and Vicente Fox Quesada, a member of the Partido Acción Nacional (“PAN”) was elected President. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (“PRI”). President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has faced many economic and political challenges derived mainly from the large opposition in Congress as well as by the constant political struggles among the main political parties who have failed to approve important reforms. In July 2003, congressional elections took place in Mexico and President Fox continued to face a substantial opposition in Congress. This legislative gridlock has slowed the progress of key legal reforms that the Fox administration is promoting, which could have an adverse effect on us, including our business, financial condition and results of operations. In 2004 and 2005, in general, the political situation remained largely the same, with the differences between the Legislative and Executive branches continuing to obstruct reforms. During the last months of 2005, and the beginning of 2006, the lead-up to the presidential election, which will take place on July 2, has distracted attention from much-needed structural reforms. There are five presidential candidates contending in this election. The three major candidates are: Mr. Felipe Calderón, from the currently ruling, right-wing party, PAN; Mr. Andrés López, from the Partido de la Revolución Democrática (“PRD”), a left-wing party; and Mr. Roberto Madrazo, from the PRI. According to recent surveys, the two leading candidates for the presidency are Mr. Calderón and Mr. López, while third place is occupied by Mr. Madrazo.

If Foreign Currency Exchange Controls and Restrictions are Imposed, Investors Would Be Exposed to Foreign Currency Exchange Risk. In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other issues that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. Any such restrictive foreign currency exchange control policy could (i) affect the ability of the depositary of our ADSs to convert dividends, which are payable in Pesos, into U.S. Dollars for purposes of making distributions to the holders of our ADSs, (ii) prevent or restrict access to U.S. Dollars, (iii) should we incur any U.S. Dollar-denominated debt in the future, affect our ability to service such debt and (iv) have an adverse effect on our business and financial condition.

Developments in Other Emerging Market Countries May Adversely Affect Our Business or the Market Price of Our Securities. The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets. Similarly, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. During 2005, the index of the Mexican Stock Exchange increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe. The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere, especially in other emerging markets countries.

Risk Factors Relating to Regulations in Mexico to which our Business is Subject

Mexican Antitrust Laws and Regulations May Affect Our Ability to do Business. Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, and its regulations, or Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities. In particular, these laws and regulations may adversely affect our ability to acquire and sell businesses, or to enter into joint ventures with competitors due to our market share in some of the industries in which we operate and the reduced number of participants in those markets.

Changes in Mexican Legislation May Negatively Affect Our Operations and Revenue. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenue. On December 30, 2005, Mexico's Federal Congress enacted a new federal statute that, upon its effectiveness 180 days from its enactment, will amend and restate the existing Mexican Securities Market Law in its entirety. The new Mexican Securities Market Law enhances disclosure requirements and corporate governance standards for Mexican listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practice committees (in the case of companies like ours, comprised of independent directors), institutional investors and safe harbors from public offering requirements. The new law also provides minority shareholders of Mexican listed companies with improved information rights and legal remedies. In order to comply with the new legal regime applicable to and governing public issuers in Mexico upon the effectiveness of the new Mexican Securities Market Law, we will be required to amend our bylaws, modify our audit committee to consist exclusively of independent board members and form a corporate practices committee. These changes, the implementation of the new regulations or any other future laws or regulations may have a material adverse effect on our operations and revenue.

Our Ability to Increase the Prices of Some Products Is Regulated by the Mexican Government. Our historical operating performance has been significantly affected by the Mexican government’s control of prices in the pharmaceutical sector. Prices of pharmaceuticals continue to be subject to approval by the Mexican government. As a result, our suppliers, and, in turn, we may not be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical-related revenues. Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have increased in the Mexican pharmaceutical market as a result of this deregulation. However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or, if so, that our ability to increase prices will continue or result in the improvement of our operating performance.

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations. Unlike the HBA/other products, entertainment products, general merchandise and other products and office products we distribute, the prescription drugs we distribute are not currently subject to a 15% value-added tax. In April 2001, a proposal was filed with the Mexican Congress requesting a substantial amendment to Mexican tax laws. One of the reforms contemplated by this proposal was an increase in the value-added tax for prescription drugs from 0% to 15%. Although that bill was not passed by the Mexican Congress, the current Government has continued to file similar proposals, and the future Government may also choose to do so. If prescription drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs would likely increase by the percentage amount of the value-added tax rate. While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would adversely impact consumer demand for these products and result in a decrease in related revenues. To the extent any of these price increases adversely impact revenues related to prescription drugs, our business, financial condition and results of operations could be adversely affected. We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican Congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

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

On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,457 of our Ordinary Shares on the Mexican Stock Exchange through a tender offer. Immediately thereafter, all of those Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our Company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A. de C.V. For a description of our financial restructuring and subsequent refinancing of our restructured indebtedness, see “Item 5. Operating and Financial Review and Prospects—Indebtedness.” For a description of our controlling shareholder and his current ownership stake in our Company, see “Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders.”

We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banco Nacional de Mexico, S.A., or Banamex, and further refinanced this indebtedness in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat. On August 18, 2003, with resources from our operations, we repaid the outstanding amounts under the long-term loan facility with Scotiabank Inverlat established in June 2001. In 2004, with resources from our operations, we repaid entirely our short-term loan facilities to end the year with a net debt of Ps. -497 million. See “Item 5. Operating and Financial Review and Prospects—Indebtedness” and Note 8 to our audited consolidated financial statements. During 2005, we did not incur in any additional debt, so that our net debt figure by year-end amounted to Ps. -714 million.

Our consolidated net sales for the year ended on December 31, 2005 totaled Ps. 21,874 million. As of December 31, 2005, our total assets were Ps. 9,833 million. We have 22 distribution centers in Mexico. In 2005, 99% of our consolidated net sales were made in Mexico.

Our operations are currently organized into four operating business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (82.9% of our total net sales in 2005); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.7% of our total net sales in 2005); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as “HBCG/Other Products” business division (9.8% of our total net sales in 2005); and the Publications business division (3.6% of our consolidated net sales in 2005).

Organizational Structure

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2006:

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

(10)	Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A. de C.V.
(11)	Direct subsidiary that provides logistical and transportation services to Casa Saba, S.A. de C.V.
(12)	Real estate and service companies.

Capital Expenditures

The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2003, 2004 and 2005. Our capital expenditure program is focused on new investments in information technology and in vehicles for our distribution fleet and technology and computer equipment. For a discussion of how we funded our capital expenditures, investments and acquisitions in 2005, as well as a more detailed description of our capital expenditures, investments and acquisitions, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures.”

	Year ended December 31,
	2003		2004		2005
	(Millions of constant Pesos as of December 31, 2005)

Distribution fleet	Ps.	36.8	Ps.	36.9	Ps.	45.8
Technology and computer equipment		21.4		9.9		38.0
Acquisitions		0.0		0.0		4.0
Other general capital expenditures		0.7		1.0		0.4
Total capital expenditures	Ps.	58.9	Ps.	47.8	Ps.	88.2

We expect that, in 2006 our main capital expenditures will be related to information technology investments and developments and the renewal of our distribution fleet. In fact, in March of 2006 we signed a strategic alliance with IBM and SAP to attain a technological renewal that will allow us to increase our competitive advantage as well as the efficiency of our execution processes. We expect to fund the capital expenditures for 2006 with internal funds. In the event that we require additional funds, we may access our short-term revolving credit facilities.

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

We currently distribute over 16,000 different products, including approximately:

•	5,500 pharmaceutical products;
•	4,600 health and beauty products;
•	950 general merchandise and other products, such as food, toiletries and electronics; and
•	5,400 publications.
We distribute these products throughout Mexico through our nationwide distribution network, to clients in the following segments:

•	more than 17,600 pharmacies owned by private individuals;
•	approximately 3,250 privately owned chain pharmacies and over 650 government pharmacies;
•	approximately 2,200 regional and national supermarkets;
•	approximately 850 magazine stores, approximately 200 racks and 161 nationwide agents;
•	over 70 department stores; and
•	approximately 200 major wholesalers and more than 1,200 convenience stores.
Our core business is the wholesale distribution of pharmaceutical products. The following table shows our sales by business division, as a percentage of net sales for the last three years:

	Year Ended December 31,
	2003	2004	2005
Private Pharmaceuticals(1)	83.5%	83.6%	82.9%
Government Pharmaceuticals	2.7%	3.0%	3.7%
HBCG/Other Products	10.5%	9.9%	9.8%
Publications	3.3%	3.5%	3.6%
Total	100.0%	100.0%	100.0%
____________________

        (1)  For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

        We seek to distribute pharmaceutical products on a “full-line/full-service” basis. We distribute a wide array of pharmaceutical and other products of the kinds listed above, as well as provide our clients with a range of value-added services, including multiple daily deliveries and emergency product replacement services. In our HBCG/Other Products business division, we distribute certain products on an exclusive basis while also providing our clients with specialized value-added services on a product-by-product basis, including merchandising, marketing support and other customer counseling services.

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

As of December 31, 2005, we distributed products to our clients nationwide through a distribution network consisting of 22 distribution centers, representing over 110,000 square meters of warehouse space. Using a fleet of over 900 vans, trucks and cars, we filled more than 5 million orders in 2005, averaging more than 400,000 orders per month. For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Business Strategy

Since the acquisition of our Company in February 2000, we have been operating under the direction of our current management. See “Item 4. Information on the Company—History and Development of the Company.” Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

•	maintaining a continuous contact with clients and suppliers to enhance the supply chains in which we participate;
•	raising participation with government institutions and state health institutions;
•	developing ambitious internal savings and operating efficiencies programs to maximize our operations’ profitability;
•	complementing our existing businesses through our Internet solutions;
•	implementing information technology solutions and renovating our transportation fleet; and
•	capitalizing on our favorable capital structure.
As a result of these measures, as of December 31, 2005, we:

•	increased our operating profit margin from 3.88% in 2004 and to 4.09% in 2005;
•	canceled, created and reduced some of the distribution routes to increase their profitability;
•	achieved sales growth, in particular 27.8% in our Government Pharma division;
•	reviewed, and in some cases changed, the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations;
•	maintained a healthy financial structure, which allowed us to close the year with a solid cash balance, of Ps. 714 million, and to increase our dividend distribution by 9.09%; and
•	increased our net income in 2005 by 8.6% to Ps. 728.2 million.

During 2005, we continued implementing strict cost and expense controls to achieve greater efficiencies in our distribution network and increases in our profitability levels.

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that a continuous contact with our clients and a solid knowledge of the markets in which we operate are key to find new ways to increase our sales and further develop our core pharmaceutical business. Therefore, during 2005, we focused our efforts on working closely with our clients and suppliers in order to detect their specific needs and customize our service to meet such requirements. All these efforts were accomplished under our minimum profitability parameters.

Focusing Efforts in Raising Participation with Government Institutions and State Health Institutions

During 2005, we focused our efforts in increasing operations with government institutions, including PEMEX and state health institutions. Since most of our government sales rely on bidding processes which require targeted and specialized efforts, enhancing our government sales department was key to increasing our participation in these processes. Also, our increased presence in state health institutions allowed for higher sales in this segment. Mainly as a result of these strategies, the Government Pharma division grew by 27.8% with respect to the year 2004.

Developing Internal Savings and Operating Efficiencies Programs to Maximize Our Operations’ Profitability

During 2005, we continued implementing our profitability focused strategy involving the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if this led us, as it occasionally did, to discontinue sales that did not comply with these parameters.

Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as route reengineering and optimization of distribution centers, among others.

The strategies and actions implemented have yielded good results. Operating expenses registered a 0.14% decline in this fiscal year with respect to 2004 and, as a percentage of sales, decreased from 6.42% in 2004 to 6.23% in 2005, a reduction of 19 basis points. Consequently, our operating margin increased from 3.88% in 2004 to 4.09% in 2005.

Complementing Our Existing Businesses Through Our Internet Solutions

We continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge. Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments online. In addition, these clients have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions. We believe that www.farmaservicios.com is a value-added service that provides our clients with a quicker and more convenient way to link their demand to our inventory and place and track their orders unlike other traditional distribution channels. See “— Information Technology Systems” below in this item. We will continue with our efforts to develop Internet-based solutions for our clients and suppliers, as we believe it allows us to provide a value-added service that complements our existing business.

Implementing Information Technology Solutions and Renovating Our Transportation Fleet

At Grupo Casa Saba, we manage over 16,000 products, which requires excellent efficiency and systematization in the fulfillment and delivery of orders. To assure the optimal operation of its infrastructure, Grupo Casa Saba continuously renews its distribution fleet and invests in the upgrading and modernization of its logistics and information systems.

In March of 2006, Grupo Casa Saba signed an agreement with IBM and SAP through which it expects to attain a technological renewal that will increase its competitive advantages as well as the efficiency of its execution processes. Grupo Casa Saba believes that the state-of-the-art technology systems that it will develop jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

With this investment in technology, Grupo Casa Saba will obtain a system with state-of-the-art technology that is flexible, tolerant of failures and with the latest in backup procedures and disaster recovery, all of which assures the continuous processing of client transactions nationwide.

Capitalizing on Our Favorable Capital Structure

Our healthy financial structure, free of cost-bearing liabilities since 2004, and a growing cash flow generation have allowed us to access market opportunities, improve our profitability levels and enhance the flexibility of our operations.

Our capital structure has also allowed us to reduce interest expense by 57.70% in 2005 compared to the year 2004 and to increase our dividend payment by 25% when comparing June 2006 with June 2005, months when the dividends were paid. We intend to preserve our improved financial position and to capitalize on our ability to react quickly to market opportunities, as well as to support our growth strategy.

Operations

Our operations are currently organized into four operating business divisions: the Private Pharma business division, the Government Pharma business division, the HBCG/Other Products Division and the Publications business division. Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations” and Note 13 of our financial statements included elsewhere in this annual report for a breakdown of our consolidated net sales by business division for the three-year period ended on December 31, 2005.

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

	Year Ended December 31,(1)
	2003	2004	2005

Sales in millions(2)	U.S.$7,061.7	U.S.$7,721.3	U.S.$9,009.7
Sales in millions of units(3)	1,005.0	972.6	992.9
Average unit price	U.S.$7.03	U.S.$7.94	U.S.$9.07
Growth in average unit price	2.6%	12.9%	14.2%
____________________

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.
(2)	Revenues based on prices charged by wholesalers to retailers.
(3)	In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States. We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us. Prior to 1990, the Mexican government determined pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products. As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell. In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed with Canifarma to continue submitting price increase proposals for approval by the Ministry of Economy. Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase. The most important factors considered by the Ministry of Economy are the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities. If the Ministry of Economy does not respond within 30 days, the increase is automatically granted. Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole. In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price. Since 1990, prices have increased above the rate of inflation. However, in 2002 the price per unit decreased by 1.7% “in dollar terms” compared with 2001, reflecting in part the devaluation of approximately 13.7% that the Peso suffered in 2002. In 2003, the average price per unit increased 2.6% “in dollar terms” versus 2002, affected by the 5.7% devaluation of the Peso and the low GDP growth rate of 1.4% posted by the Mexican economy. In 2004, the 12.9% growth in average unit price was largely due to the slight 0.8% appreciation of the Peso versus the U.S. Dollar as well as the 3.2% decrease in the number of units sold in the market. During 2005, the 14.2% increase in average unit price resulted from price increases in Peso terms and the 4.7% appreciation of the Peso against the U.S. Dollar.

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

      •  PEMEX - The hospitals and pharmacies of Petróleos Mexicanos, the Mexican national oil Company. Our sales to PEMEX in 2000 accounted for 4.8% of our total net sales and we had 100% of the PEMEX contracts. Due to new conditions in our PEMEX contract, sales to PEMEX during 2001 accounted for 3.5% of our total net sales and we were awarded with approximately 60% of the total PEMEX contracts to serve different hospitals in four specific regions of Mexico. During 2002, sales to PEMEX represented approximately 4.0% of our total sales, 19.4% higher than in 2001. In 2003, mainly due to a lower participation in contracts with PEMEX, sales in our Government Pharma Division decreased 29.2% with respect to 2002. Our lower participation in PEMEX contracts reflects changes in the terms and conditions of the contracts, including changes in the type of products and prices included compared to previous years. In 2004, we were able to increase our participation in various governmental institutions, including PEMEX. As a result, Government Pharma sales increased 10.1%, and the participation of this division to the Group’s total net sales reached 3.0%. This trend continued during 2005, so that the annual sales for the division grew by 27.8%. We cannot assume that we will be awarded contracts with PEMEX similar to those we have had in previous years:

      •  IMSS - The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies;and

      •  State Health Institutions - Health institutions in several states through bidding processes.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our customers in the private sector consist primarily of over 17,600 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 5,450 stores) and the pharmacies associated with private hospitals. We were the first nationwide wholesale distributor of pharmaceuticals to enter the private sector market in Mexico, and since the 1960s we have been one of only two wholesalers providing national coverage. We believe that our coverage of customers is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2003, 2004 and 2005, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for approximately 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products). Mexico has adopted individual dosage packaging where pharmaceuticals are distributed in pre-packaged dosages rather than in bulk. Retail customers demand a rapid and continuous supply of pharmaceutical products. As a result, inventory turnover is quite high. Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers. We have sought to overcome these market constraints by maintaining a superior distribution network. Through more than 110 years of experience, we have developed sophisticated transportation and inventory logistics which enable us to distribute our products between 12 and 24 hours from the time of order nationwide. We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue to improve our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to buy at prices that are substantially lower than those for private entities. Our sales to IMSS, ISSSTE, State Health Institutions, and PEMEX are not in bulk and, therefore, are not at bulk prices. Instead, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers. We are able to sell our pharmaceutical products to approximately 260 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency. Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales. Sales to PEMEX are at prices substantially lower than those for the private sector. Sales to IMSS are made also at prices substantially lower than those for the private sector and in many cases depend on the negotiations made with the laboratories over each specific product.

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

We also offer our customers a series of specialized services, including training, conferences and trade fairs. Some services to customers are supported by a monthly pharmaceutical publication, “Farmservicios Editorial,” formerly “Correo Farmacéutico,” a monthly magazine and product catalog. We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge. Clients that log on to www.farmaservicios.com are able to communicate directly with us, and to place and track their orders and shipments online. In addition, these clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions, also www.farmaservicios.com links to www.farmaservicios.pdv. See “—Information Technology Systems” below in this item.

Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we used to break out the divisions of General Merchandise and Other Products and Office Products. However, in 2004, as part of a strategic business decision, the Group decided to unite all three divisions under the name of Health, Beauty Aids, Consumer Goods, General Merchandise and Other or HBCG/Other Products. The decision was made due to the diminishing participation of the General Merchandise and Other products as well as Office Products within the Group’s sales, which together accounted for less than 1.5% of the Group’s total net sales.

We distribute health and beauty aids (HBA), various consumer products and electronic products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico. The products distributed in this division consist principally of basic toiletries, food products, consumer goods and electronics, some of which are distributed on an exclusive basis, such as:

•	Mexsana talcum powders from Schering-Plough (since 1999);
•	Coppertone suntan lotions (since 1999);
•	Brunswick Sea Food products (since 1994);
•	Canderel and Nutra Sweet products (since 1999);
•	Cure Band bandaids (since 2002);
•	Merisant chocolates (since 2003);
•	Lander lotions (since 2003);
•	Toblerone chocolates (since 2001);
•	Alo coffee (since 2005);
•	Lipovitan energizing beverage (since 2002);

•	Planet Pop, pork chips for microwave oven (since 2005);
•	The Sensual Tea (since 2004); and
•	Pringles potato chips (since 2005).
As of May 2006, we stopped distributing Veet waxing products and General Mills products, and added to our distribution on an exclusive basis, Chapstick lip balm and Sin Agua liquid hand sanitizer.

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

Since August 2000, we have distributed office and electronic products from Casio, including keyboards, calculators, audio and television equipment and related accessories, through Mexatar, which we acquired Mexatar in December 1998. As part of our business strategy, the distribution of electronic products will continue only until our existing inventory of such products lasts. There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products, or if so, that the terms will be favorable to us.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis, through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is among the leading distributors of weekly magazines in Mexico. We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City. In 2002, we co-published children’s books with approximately 23 international publishers. However, due to our restructuring process, Citem did not enter into any co-publishing agreement during 2003, 2004, nor 2005. There can be no assurance that we will enter into new co-publishing agreements in the future.

We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through 161 nationwide agents, 850 book stores as well as through three firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City. Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotels. In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to VIPS and Portón, that keep the shelves of more than 200 stores across Mexico duly organized. Citem also distributes products to 15 export clients, consisting mainly of magazines wholesalers in North, Central and South America.

Revenues from publication sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 54%, 17%, 20% and 9% of our total export sales in 2001, respectively. In 2002 and 2003, we continued our international operations in the United States, Central America, South America and the Caribbean. These areas represented 54%, 11%, 7% and 28%, respectively, of our total publication export sales in 2002, while in 2003 these sales accounted for 68%, 5%, 17%, and 10% of our total publication export sales, respectively. By the end of 2004, exports to the United States accounted for 62% of our annual publication export sales while Central America represented 13%, South America represented 22% and the Caribbean represented 3%. During 2005, exports of publications to the United States accounted for 62.6% of our annual publication export sales, while Central America represented 10.4%, South America represented 24.0% and the Caribbean represented 3.0%.

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

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability. This process involved changes in its catalog of products, client base, personnel and distribution units and methods, among other changes. As a result, several magazines and books were eliminated from its supplier base, generating a decrease in Citem’s sales of 8.5% compared to sales in 2001. The restructuring process continued during 2003 and, therefore, sales in the year decreased by 12.9%. However, in the last quarter of 2003 the restructuring processes started to show positive results, reflecting an increase in Citem’s sales of 11.6%. This increase reflects Citem’s new client and product bases in which the inclusion of new titles are improving sales and operating results. During 2004, due to the above-mentioned restructuring factors, Citem’s sales rose by 6.2% as a result of having a more solid editorial base which included highly demanded magazine titles. In 2005, Citem’s sales rose by 7.8% as a result of a solid market positioning, the penetration in new markets, a substantial editor base and the inclusion of new titles.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 200 laboratories and manufacturers. Most of these suppliers are located in Mexico City and its surrounding areas. Purchases are made through purchase orders from time to time, on an as-needed basis. More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies. Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases. Companies such as Sanofi, Pfizer and, Roche are among our major suppliers.

Health Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty, consumer goods, General Merchandise and Other Products from more than 100 suppliers located primarily in Mexico. We purchased our catalog of over 950 general merchandise and other products from a wide range of suppliers, including Nutrasweet, Brunswick and Pringles. In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent. Products imported are delivered to our warehouses from the customs agent after complying with all the legal requirements, which in some cases depend on the type of product. We purchased office products and electronic products from Casio, pursuant to a distribution agreement, including keyboards, calculators, audio and television equipment and related accessories through our subsidiary Mexatar. In line with our business strategy to focus on profitability, we are currently distributing keyboards, digital cameras and various electronics products, such as watches, only until we run out of our existing inventory. There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or if so, under terms favorable to us.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market. Nearly all products purchased as of today may be returned to the publisher. In 2003, while going through an administrative and operative restructuring as described above, Citem distributed over 6,200 publications purchased from over 280 publishers. In 2004, Citem distributed over 5,900 publications, purchased from over 290 publishers, and during 2005 the Company distributed over 5,400 publications from approximately 280 publishers. Currently, Citem is distributing only publications (magazine and books titles) that meet a minimum profit requirement. Purchases are made through our centralized administration. As a result of this profitability strategy, certain titles were incorporated to or eliminated from Citem’s catalog of products.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor. According to IMS Health, A.G. and our estimates, in 2004 and 2005 Grupo Casa Saba and Nadro together accounted for over 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products). Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor. Our other competitors include approximately twelve regional distributors, some of which own chains of pharmacies. We believe that our distribution services are superior to those of regional distributors due to the speed with which we distribute our products, as well as the quality, catalog of products and value-added services we provide.

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

Publications

In Mexico, where the majority of Citem’s sales are made, our principal competitors in our publications product line include:

•	Intermex, a company owned by Televisa, which primarily distributes its own publications;
•	Codyplirsa, which primarily distributes popular magazines nationwide; and
•	DIMSA, which distributes primarily English-language publications.
Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product. Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended. We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis. The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us. The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy. For example, in connection with our efforts to increase sales to particular sectors of the market, in the past we extended credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors was slightly higher than the average maturity of accounts receivable due from our overall client base in some periods. We are constantly adapting our collection methods to market and general economic conditions. The average maturity of accounts receivable due from our overall client base was 64 days in 2003, 63 days in 2004 and 68 days in 2005.

Although we are continuously seeking to reduce the average maturity of our accounts receivable and maintain an aggressive collection policy for delinquent accounts receivable in connection with our efforts to improve our financial results and the efficiency of our operations, we could, in the future, decide to extend credit to clients in particular sectors on more favorable terms than those offered to our overall client base. See “Item 4.”

The following chart sets forth the average commercial maturity of accounts receivable due from various sectors of the market.

Credit terms	Days
Pharmacies	35
Supermarkets and local wholesalers	35
Government	45
Publications to wholesalers	40
Publications to retailers (1)	45
____________________
(1)	National retail chains are centralized.

Information Technology Systems

We periodically acquire and use new technologies to increase our efficiency and distribution capabilities. All dealings with suppliers, leasers, banks and insurance companies, as well as our treasury are centralized. We believe that our technology information systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

In March 2006, Grupo Casa Saba signed an agreement with IBM and SAP through which it will attain a technological renewal that will increase its competitive advantage as well as the efficiency of its execution processes. Grupo Casa Saba considers that the state-of-the-art technology systems that it will develop jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

With this investment in technology, Grupo Casa Saba will obtain a system with state-of-the-art technology that is flexible, tolerant of failures and with the latest in backup procedures and disaster recovery, all of which assures the continuous processing of client transactions nationwide.

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

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers. www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web technology. Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com. Pharmacies that use our system are linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and outstanding orders. Additionally, through this system, we can also assist customers with their own inventory control and business management. Depending on the customer’s particular needs, www.farmaservicios.pdv can operate on a stand-alone PC or in a network environment. The pharmacy owners purchase the PCs and related hardware and we provide the software package. We charge an annual license fee for this software. Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies. As of December 31, 2005, more than 2,350 www.farmaservicios.pdv systems were operating at customer locations.

Automatic Picking Technology

We were the first Mexican wholesaler to install automated pickers in our distribution centers. An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery. Each automated picker processes approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers. The automated pickers operate at high speed with extremely high accuracy and include error correction features. As of December 31, 2005, 4 of our 22 distribution centers had automated pickers. The installation of additional automated pickers in our distribution centers currently without automation will depend upon whether we deem the cost to be justifiable.

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

Back-Office and Accounting Services

In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN. The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations. BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information. During 2005, we continued to update all of our back-office information systems in order to improve our internal processes as well as our administrative reports.

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

Property, Plant and Equipment

As of May 31, 2006, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 15 other properties, which are not currently in use. The majority of our fixed assets are wholly owned and free of any major liens or encumbrances. We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of May 31, 2006, our distribution centers represented approximately 100,000 square meters of warehouse space. From these centers, we filled more than 5 million orders in 2004, averaging more than 400,000 orders per month. All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers and their locations in alphabetical order, as of May 31, 2006:

	Distribution Center’s Name	Location (City, State)
1.	Taxqueña	Mexico City, Distrito Federal
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Morelia	Morelia, Michoacán
13.	Peninsular	Mérida, Yucatán
14.	Citem	Tlalnepantla, Mexico
15.	Puebla	Puebla, Puebla
16.	Reynosa	Reynosa, Tamaulipas
17.	Tampico	Tampico, Tamaulipas
18.	Tijuana	Tijuana, Baja California
19.	Tláhuac	Mexico City, Distrito Federal
20.	Tuxtla	Tuxtla Gutiérrez, Chiapas
21.	Vallejo	Mexico City, Distrito Federal
22.	Veracruz	Veracruz, Veracruz

In connection with our cost-cutting program and our efforts to consolidate our operations and improve our profitability in the fourth quarter of 2001, we relocated our distribution center “Casa Saba Centro” located in Mexico City, Federal District to Taxqueña, also within Mexico City. We also relocated “Citem” from Taxqueña to Tlalnepantla in the State of Mexico. In 2003, 2004 and 2005 we did not make any location changes to our distribution centers.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP. Note 16 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows. Note 16 to our audited consolidated financial statements provides a description of our profit sharing, income taxes and goodwill under U.S. GAAP. Note 17 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican GAAP requires that our audited consolidated financial statements recognize certain effects of inflation. In accordance with Mexican GAAP, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements in this annual report have been restated in constant Pesos as of December 31, 2005.

Overview

During the 2005 fiscal year, Grupo Casa Saba successfully consolidated the results of a series of strategies aimed at increasing productivity, profitability and sales. We also participated in the vitality showed by the private pharmaceutical market, which maintained a solid performance throughout the year.

Among the main strategies implemented during the year were the continuous contact with clients and suppliers to enhance the supply chains in which we participate. We also focused our efforts in raising our participation with government institutions and state health institutions, and undertook ambitious internal savings and operating efficiencies programs which allowed us to maximize our operations’ profitability. Among these continuous cost-savings programs, it is worth mentioning the reengineering of routes and optimization of distribution centers.

As a result of these efforts, our sales increased by 2.98% during the year 2005, with increases in the sales of our Government Pharma division of 27.8%, and in our Publications division of  7.79%. The Private Pharma division registered a 2.05% increase in sales, while in the Health, Beauty, Consumer Goods, General Merchandise and Other division there was an increase in sales of 0.9%.

In terms of profitability, our gross profit rose by 3.15% with respect to 2004, while the gross margin for the year amounted to 10.3%, 3 basis points higher than for the year 2004. Furthermore, our operating expenses for 2005 registered a 0.14% decrease with respect to 2004, accounting for 6.2% of sales, compared with the 6.4% they represented in 2004. Higher sales figures and a reduction in expenses are the main factors supporting the 8.6% growth in operating income and the 8.6% growth in net income for the 2005 fiscal year.

As in 2004, Grupo Casa Saba had no cost-bearing liabilities during the 2005 fiscal year, and finished the period with a cash balance of Ps. 714 million.

Given the Group’s solid financial structure, the generation of cash flow and the existing self-sufficiency to finance required investments, an annual cash dividend has been distributed among shareholders since 2003. In June 2006, a cash dividend in the amount of Ps. 150 million, or Ps. 0.5651 per share, was paid, representing a 25.0% increase from the dividend paid in 2005. In June 2005, a cash dividend for Ps.120 million, equivalent to Ps. 0.4521 per share, was paid, representing a 9.10% increase from the dividend paid in 2004.

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

Economic Situation

In 2001 due to a slowdown in the international economic environment, Mexico’s GDP decreased by 0.2% and inflation declined to 4.4%. This economic slowdown continued in 2002 and Mexico’s GDP increased by 0.8% and annual inflation reached 5.7%. In 2003, the concerns about the recovery of the U.S. economy continued, the war with Iraq took place and there were no major advances in the structural reforms expected in Mexico. The combination of these factors affected Mexico’s GDP which grew in the period by 1.4%, while inflation declined to 4.0% and the interest rates on 28-day CETES averaged 6.2%. In 2004 several factors helped to boost the Mexican economy, including the recuperation of the U.S. economy, higher revenues generated from petroleum sales and an increase in remittances. During this period, Mexico’s GDP grew by 4.2%, while inflation reached 5.2% and the interest rates on 28-day CETES averaged 6.8%. Even after a significant drop in exports, in particular, relating to the auto industry and lower public and private investments, during 2005 the economy benefited from sharp increases in oil prices and global economic recovery, therefore, the country’s GDP for the year grew by 2.97%, inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.19%. During the first quarter of 2006, Mexico’s GDP grew by 0.9%, inflation reached 0.9% and the interest rates on 28-day CETES averaged 7.6%.

For each of the years ended on December 31, 2003, 2004 and 2005, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico. In the past, inflation has led to high interest rates and devaluations of the Peso. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular. One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products we distribute. In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased. Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated indebtedness and do not expect to incur any U.S. Dollar-denominated indebtedness in the near term in connection with our current business plan, we may need to do so in the future. Substantially all of our revenues are and will continue to be Peso-denominated. As a result, should we incur any substantial U.S. Dollar-denominated indebtedness, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses. In 2005, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso appreciated by approximately 4.7% against the U.S. Dollar. In the first quarter of 2006, the Peso depreciated by approximately 2.6% against the U.S. Dollar. Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

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

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation. The rate of inflation on an annualized basis, as measured by changes in NCPI, was 4.0%, 5.2% and 3.3% for 2003, 2004 and 2005, respectively. High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute. In addition, to the extent inflation exceeds our price increases or to the extent we do not increase our prices, high inflation rates can adversely affect our prices and revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high real and nominal interest rates. The interest rates on 28-day Mexican government treasury bonds averaged approximately 6.2%, 6.8% and 9.1% for 2003, 2004 and 2005, respectively. In the first quarter of 2006, the 28-day CETES averaged 7.6%. Accordingly, if we need to incur Peso-denominated indebtedness in the future, it will most likely be at higher interest rates than in the United States.

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2003	2004	2005
Total Private Pharmaceuticals Market:
Real Unit Price Increases	7.6%	6.6%	6.2%
Growth in Units	1.7%	-3.2%	2.1%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	4.2%	7.2%	7.4%
Growth in Units	1.5%	-6.8%	-5.0%

Market Share of Grupo Casa Saba(1):	27.9%	26.0%	24.0%
Inflation(2)	4.0%	5.2%	3.3%

_________________

(1)
Based on information from IMS Health, A.G. and Grupo Casa Saba estimates. This market share does not include purchases made by government institutions and sales in the private pharmaceutical market from similares, generics and impulso. Also, includes an estimate made by IMS of sales that are not done through wholesalers.

(2)	Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry.”

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated. This financial data is restated in constant Pesos as of December 31, 2005.

	Year Ended December 31,
	2003	2004	2005
	(Millions of constant Pesos as of December 31, 2005)
Pharmaceuticals:
Private sector	Ps. 17,732.7	Ps.17,758.4	Ps. 18,121.9
% Growth	5.8%	0.1%	2.1%
Government	579.4	638.1	815.4
% Growth	-29.2%	10.1%	27.8%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,224.1	2,122.8	2,142.0
% Growth	0.9%	-4.6%	0.9%
Publications	693.6	736.3	794.5
% Growth	(12.9)%	6.2%	7.8%
Total	Ps. 21,229.8	Ps. 21,255.5	Ps. 21,873.8
Total % Growth	3.2%	0.1%	2.9%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2003	2004	2005
Pharmaceuticals:
Private	83.5%	83.6%	82.9%
Government	2.7%	3.0%	3.7%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	10.5%	9.9%	9.8%
Publications	3.3%	3.5%	3.6%
	100.0%	100.0%	100.0%
Cost of Sales	90.1%	89.7%	89.7%
Gross Profit	9.9%	10.3%	10.3%
Operating expenses:
Selling expenses	2.5%	2.7%	2.5%
Administrative expenses	3.7%	3.7%	3.7%
	6.2%	6.4%	6.2%
Operating income	3.8%	3.9%	4.1%
Comprehensive cost of financing, net	0.2%	0.0%	0.0%
Other income	(0.2)%	(0.2)%	(0.2)%
Income tax and employee profit sharing	0.8%	0.9%	0.9%
Net income	2.9%	3.2%	3.3%
	100.0%	100.0%	100.0%

Results of Operations

In accordance with Mexican GAAP, Peso amounts presented below for 2003, 2004 and 2005 are reflected in constant Pesos as of December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Net Sales. Net sales increased by 2.9% to Ps. 21,873.8 million for the year ended December 31, 2005 as compared to the same period for 2004, mainly due to the vitality of the private pharmaceutical market, our increased participation in government institutions and the growth in our publications division. Net sales in our HBCG/Other Products business division increased slightly by 0.9% to Ps. 2,142.0 million as compared to Ps. 2,122.8 million for the year ended December 31, 2004, primarily due to the decision of some clients not to acquire this type of products through Grupo Casa Saba.

During the first half of the year, our strategy of focusing on profitability affected our sales performance, since we did not do business with suppliers that did not meet our minimum profitability requirements. During the second half of the year, however, we incorporated some of these product lines back into our catalog under better commercial conditions. Overall, we believe this strategy delivered positive results, since our 2005 operating income grew by 8.6% with respect to 2004.

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 2.1%, from Ps. 17,758.4 million for the year ended December 31, 2004 to Ps. 18,121.9 million for the year ended December 31, 2005.

This increase reflects the vitality of the private pharmaceutical market as well as a the impact of not distributing, during the first half of the year, products from suppliers that did not meet our new minimum profitability requirements. As the private pharmaceutical market posted better results than our Private Pharma business division for the year ended December 31, 2005, we experienced a decrease in our market share.

Our Private Pharma business division continued to account for most of our sales, in spite of a slight decrease as a percentage of total sales, from 83.6% for the year ended December 31, 2004 to 82.9% for the same period in 2005.

Net Government Pharma Sales. Net sales from our Government Pharma business division increased considerably, by 27.8% as compared to Ps. 638.1 million for the year ended December 31, 2004, totaling Ps. 815.4 million for the same period in 2005. This increase resulted primarily from our efforts in raising our participation with government institutions, including PEMEX, and state health institutions. As a result of this increase, net sales in our Government Pharma business division for the year ended December 31, 2005 represented 3.7% of total net sales, compared to 3.0% for the same period in 2004. Since sales to PEMEX and other government institutions depend on bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division increased slightly, by 0.9%, to Ps. 2,142.0 for the year ended December 31, 2005 compared to Ps. 2,122.8 million for the same period in 2004. This increase was mainly due to other products’ lines, such as food products, which registered increases in sales as a result of solid commercial efforts, both of new and traditional products, which was partially offset by the decision of some clients not to acquire some products of Health and Beauty through Grupo Casa Saba. Net sales for this division decreased as a percentage of total net sales to 9.8% for the year ended December 31, 2005 as compared to 9.9% for the same period in 2004.

Net Publications Sales. Net sales in our Publications business division increased by 7.8% to Ps. 794.5 million for the year ended December 31, 2005 from Ps. 736.3 million for the year ended December 31, 2004. This result is the outcome of the strong market positioning of this division, a solid editorial base, the inclusion of new titles and the penetration in new markets. Net sales from our Publications division represented 3.6% of our total net sales for the year ended December 31, 2005, increasing slightly from 3.5% for the year ended December 31, 2004.

Gross Profit. Cost of sales for the year ended December 31, 2005 amounted to Ps. 19,616.6 million, a 2.9% increase from the Ps. 19,067.4 million for the same period for 2004. This is mainly the result of the 2.9% increase in sales. As a result, our gross margin for the fiscal year 2005 improved slightly by 3 basis points, to 10.3%, and our gross profit increased by 3.2%, to Ps. 2,257.2 million for the year ended December 31, 2005 from Ps. 2,188.2 million for the same period in 2004.

Operating Expenses. Operating expenses for the year ended December 31, 2005 amounted to Ps. 1,361.9 million, registering a decrease of 0.14% as compared to Ps. 1,363.8 million for the same period in 2004. This is the result of improved operations efficiency and continuous cost-savings programs, such as route reengineering and optimization of distribution centers, among others. Consequently, operating expenses as a percentage of total net sales represented 6.2% for the year ended December 31, 2005, vis-à-vis the 6.4% they accounted for in the same period of 2004.

Operating Income. Operating income for the year ended December 31, 2005 was Ps. 895.2 million, reflecting a 8.6% increase from Ps. 824.4 million for the same period in 2004. Our operating margin for the year ended December 31, 2005 increased 21 basis points to 4.1%, from the 3.9% figure for the year ended December 31, 2004, primarily due to the increase in sales and the reduction in operating expenses.

Comprehensive Cost of Financing, Net. Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and (gain) loss on net monetary position.

Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated positions or loans as the Peso devalues or appreciates against the U.S. Dollar. In the past, we have borrowed in U.S. Dollars upon a determination that money market conditions generated a favorable cost-benefit tradeoff in comparison to borrowing in Pesos. The gain or loss on the net monetary position incorporates the effect of inflation on monetary assets and liabilities. Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.

Our comprehensive cost of financing, net for the year ended December 31, 2005 registered a gain of Ps. 1.6 million. This gain is primarily the result of higher interest income and lower interest expense with respect to those reported in 2004. It is worth noting that interest paid mainly represent banking fees.  The exchange loss net, due to the operations registered in 2005 and the Peso exchange rate, increased from Ps. 0.2 million in 2004 to Ps. 2.7 million in 2005.  Due to the monetary position registered and the inflation in 2005, the gain on monetary position reported in 2004 of Ps. 8.3 million changed to a loss of Ps. 9.9 million in 2005.  These last two effects were offset by the reduction in interest expenses as well as by the increase in interest income.

Income Taxes, Assets Tax and Employee’s Statutory Profit-Sharing. Provisions for taxes and employees’ statutory profit-sharing (Participación de las Trabajadores en la Utilidad, or “PTU”) for the year ended December 31, 2005 were Ps. 207.0 million, an increase of 9.4% compared to Ps. 189.2 million for the year ended December 31, 2004, mainly due to a higher provision for income taxes. With respect to pre-tax income, provision for taxes and employee profit-sharing was 22.1% of pre-tax income for the year ended December 31, 2005, compared to 22.0% for the year ended December 31, 2004. Income tax for the year ended December 31, 2005 was Ps. 307.7 million and income tax offset by prior year tax loss carryforwards was Ps. 188.3 million. For the year ended December 31, 2005, we did not pay any asset tax and deferred income tax was Ps. 88.4 million. Employee profit-sharing and deferred employee profit-sharing for the year ended December 31, 2005 accounted for Ps. 0.8 million.

In July 2000, the Mexican Institute of Public Accountants, or MIPA, issued Statement 54, “Bulletin D-4 Interpretations,” which clarified a number of issues concerning the application of Bulletin D-4. Bulletin D-4, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires us to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. Bulletin D-4 will continue to impact our effective tax rates in future periods. See Notes 3(k), 9 and 16(b) to our audited consolidated financial statements.

Net Income. Net income for the year ended December 31, 2005 was Ps. 728.2 million, increasing by 8.6% from Ps. 670.4 million for the year ended December 31, 2004. Net profit as a percentage of sales, or net margin, for the year ended December 31, 2005 was 3.3%, 18 basis points higher than the margin for the same period in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total Net Sales. Net sales increased by 0.12% to Ps. 21,255.5 million for the year ended December 31, 2004 as compared to the same period for 2003, mainly due to the positive performance of our Private Pharma, Government Pharma and Publications business divisions. Net sales in our HBCG/Other Products business division decreased by 4.6% to Ps. 2,122.8 million as compared to Ps. 2,224.1 million for the year ended December 31, 2003, primarily due to lower market participation. Principally, net sales were mainly affected by general competition and the non-distribution of product lines from suppliers that did not meet our new minimum profitability requirements. The distribution of most of the products in our Private Pharma business division that had ceased to be distributed was reestablished as commercial terms were renegotiated. Though our new business strategy of focusing on profitability affected the sales performance of the Group since we halted operations with clients that did not meet our minimum profitability requirements and ceased to distribute certain product lines, we believe that the results of this strategy were generally positive as operating profit and net income grew by 2.8% and 7.1%, respectively.

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 0.14% from Ps. 17,732.7 million for the year ended December 31, 2003 to Ps. 17,758.4 million for the year ended December 31, 2004. This slight increase primarily reflects the non-distribution of products from suppliers that did not meet our new minimum profitability requirements, new profitability-focused commercial terms utilized with certain of our clients and increased competition. We are currently distributing most of the products that we stopped distributing during our profitability analysis under new commercial terms. As the private pharmaceutical market posted better results than our Private Pharma business division for the year ended December 31, 2004, we experienced a decrease in our market share. Our Private Pharma business division continued to account for most of our sales, increasing its percentage of total sales slightly from 83.5% for the year ended December 31, 2003 to 83.6% for the same period in 2004.

Net Government Pharma Sales. Net sales from our Government Pharma business division increased by 10.1% as compared to Ps. 579.4 million for the year ended December 31, 2003, totaling Ps. 638.1 million for the same period in 2004. This increase resulted primarily from our increased commercial and promotional efforts as well as our increased participation in different government institutions, including PEMEX. As a result of this increase, net sales in our Government Pharma business division for the year ended December 31, 2004 represented 3.0% of total net sales, compared to 2.7% for the same period in 2003. Since sales to PEMEX depend on the bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division decreased by 4.6% to Ps. 2,122.8 million for the year ended December 31, 2004 compared to Ps. 2,224.1 million for the same period in 2003. This decrease was mainly due to the change in the market position of this division and the rebalancing of our product catalog, including the decrease in the contribution of office supplies to total net sales and the addition and elimination of certain food products lines. Net sales for this division decreased as a percentage of total net sales to 9.9% for the year ended December 31, 2004 as compared to 10.5% for the same period in 2003.

Net Publications Sales. Net sales in our Publications business division increased by 6.2% to Ps. 736.3 million for the year ended December 31, 2004 from Ps. 693.6 million for the year ended December 31, 2003. This increase is mainly due to the continuation of the restructuring process that was started in the second half of 2002, which resulted in a modified management structure for the division and the elimination of titles and clients that were not sufficiently profitable. In addition, during 2004 this business division had a more solid editorial and client base, distributing highly demanded magazine titles and did not co-publish any books. However, the division continued to distribute books from its inventory. Net sales from our Publications division represented 3.5% of our total net sales for the year ended December 31, 2004, increasing slightly from 3.3% for the year ended December 31, 2003.

Gross Profit. Cost of sales for the year ended December 31, 2004 was Ps. 19,067.4 million, reflecting a decrease of 0.3% as compared to Ps. 19,119.2 million for the same period for 2003, due to primarily to the implementation of the new commercial and operative strategies to increase profitability levels. As a result, our gross margin increased from 9.94% for the year ended December 31, 2003 to 10.29% for the same period in 2004, and gross profit increased by 3.7% to Ps. 2,188.2 million for the year ended December 31, 2004 from Ps. 2,110.5 million for the same period in 2003.

Operating Expenses. Operating expenses for the year ended December 31, 2004 were Ps. 1,363.8 million, reflecting an increase by 4.2% as compared to Ps. 1,308.4 million for the same period in 2003. In general, the increase was mainly due to increases in salaries. As total net sales increased by only 0.1%, operating expenses as a percentage of total net sales increased from 6.2% for the year ended December 31, 2003 to 6.4% for the same period in 2004.

Operating Income. Operating income for the year ended December 31, 2004 was Ps. 824.4 million, reflecting a 2.8% increase from Ps. 802.1 million for the same period in 2003. Our operating margin for the year ended December 31, 2004 increased 10 basis points to 3.88% from the year ended December 31, 2003, primarily due to the increase in the Group’s gross margin.

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

Our comprehensive cost of financing, net for the year ended December 31, 2004 was Ps. 16.3 million, a decrease of 67.6% compared to Ps. 50.3 million for the same period in 2003. This lower comprehensive cost of financing, net was mainly the result of lower interest payments, which decreased 55.29% compared to the prior year, and an increase in interest earned which grew 89.13% versus the previous year.

Income Taxes, Assets Tax and Employee’s Statutory Profit-Sharing. Provisions for taxes and employees’ statutory profit-sharing for the year ended December 31, 2004 were Ps. 189.2 million, an increase of 16.0% compared to Ps. 163.1 million for the year ended December 31, 2003. With respect to pre-tax income, provision for taxes and employee profit-sharing, was 22.0% of pre-tax income for the year ended December 31, 2004 compared to 20.7% for the year ended December 31, 2003. Income tax for the year ended December 31, 2004 was Ps. 59.8 million and income tax offset by prior year tax loss carryforwards was Ps. (38.3) million. For the year ended December 31, 2004, we paid Ps. 10.7 million in asset tax and deferred income tax was Ps. 147.2 million. Employee profit-sharing and deferred employee profit sharing for the year ended December 31, 2004 accounted for Ps. 9.8 million.

Net Income. Net income for the year ended December 31, 2004 was Ps. 670.4 million, increasing by 7.1% from Ps. 626.0 million for the year ended December 31, 2003. Net profit as a percentage of sales, or net margin, for the year ended December 31, 2004 was 3.2%, 20 basis points higher than that for the same period in 2003.

Aggregate Contractual Obligations

Below is a table containing a description of Casa Saba’s aggregate contractual obligations.

Tabular Presentation of Aggregate Contractual Obligations [UPDATE]

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	-	-	-	-	-
Capital Lease Obligations (2)	-	12,779	-	-	-
Operating Leases (3)	-	-	-	-	-
Purchase Obligations (4)	-	-	-	-	-
Other Long-Term Liabilities Reflected on Our Balance Sheet Under Mexican GAAP (5)	87,707	-	-	-	87,707
Total	100,486	12,779	-	-	87,707
_________________
(1)	Current Maturities of Long-Term Debt (see Note 8 to our audited consolidated financial statements).
(2)	Includes leasing obligations of Information Technology equipment and transport equipment from Hewlett-Packard, Capital and Paragon.
(3)	Not applicable.
(4)	Not applicable.
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

In accordance with Bulletin C-2 “Financial Instruments” issued by the MIPA, Casa Saba’s financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to its commercial activities, bank loans, and long-term debt. We are not party to any derivative or other similar instruments at this time. As of December 31, 2003, 2004 and 2005, the carrying value of financial instruments shown in the balance sheet approximates their fair value due to their short-term nature.

Off- Balance Sheet Agreements

We currently do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial statements, financial condition, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except commitments referred in Note 14e) to our financial statements.

Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose our contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses incurred during the reporting periods. We base our estimates and judgments on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going concern basis. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

(a) Allowance for doubtful accounts

The allowance for doubtful accounts represents our estimate of the probable loss inherent in all receivables by considering the general historical trend of payment performance of customers and factors surrounding the specific customer’s credit risk. On a periodic basis, we analyze the recoverability of our accounts receivable in order to determine whether, due to credit risk or other factors, some receivables may not be recovered. If we determined such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the allowance for doubtful accounts. This determination requires substantial management judgment. Final losses from doubtful accounts may differ from our estimated reserve.

(b) Estimate for slow-moving inventory

Periodically, we analyze the recoverability of our inventories in order to determine whether, due to certain factors or conditions, certain products in our inventories may not be available or useable for sale purposes. If such a situation exists book value related to the non-recoverable assets is adjusted and expensed through an increase in the estimate for slow-moving inventory. As a result, final losses from slow-moving inventory could differ from our estimated reserves.

(c) Property and equipment

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

As we discuss in Note 3 to our audited consolidated financial statements, effective 2004, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the IMCP, we periodically assess the restated value of our long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary indicate that the carrying value of those assets may not be recovered. This determination requires substantial judgment. The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof which considers net present value of cash flows estimated to be generated by those assets. The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless the indications mentioned are of a temporary nature. Bulletin C-15 contemplates the reversal of the recognition of impairment. Property and equipment to be disposed of are recorded as the lower between carrying value and the fair market value thereof, less sale related costs. Additionally, we review the useful lives assigned to these long-lived assets for depreciation or amortization purposes, as the case may be, when applicable. This determination is subjective and is an integral part of the determination of whether impairment has occurred. Property and equipment are depreciated on the restated value thereof by using the straight-line method and by considering the estimated remaining useful lives of fixed assets. The estimated useful lives represent the period we expect the fixed assets to remain in service and to generate revenues by considering their operation conditions.

At 2004 and 2005 fiscal year end, the Group completed the fair value based impairment test on its property and equipment. As a result, the fair value of those long-lived assets was equivalent to or greater than the carrying value thereof recorded at those dates. Accordingly, no impairment charges resulted from the assessment performed on the carrying value of property and equipment.

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

(d) Intangible assets and goodwill

As we discuss in Note 3) to our audited consolidated financial statement, we apply Bulletin C-8, “Intangible Assets” (Bulletin C-8) issued by the MIPA. Accordingly, our intangible assets refer to costs incurred and/or rights or privileges acquired that generate specific future economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed when incurred; (iii) intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. The Group’s goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired at the acquisition date.

Intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method, unless there is no market for those assets. In that event, they are reduced to the amount of goodwill or to zero. In addition, intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph (g) above.

At 2004 and 2005 fiscal year end, the Group completed the fair value based impairment test on its goodwill. As a result, the Group recorded an operating expense for goodwill impairment in the amount of Ps.24,683 (Ps. 23,888 historical Mexican pesos) and Ps. 44,921, respectively.

While we believe that our estimates are reasonable, different assumptions could affect our evaluation. Our evaluation throughout the fiscal year up to the date of this annual report did not lead to any significant impairment of goodwill. We can give no assurance that our expectations will not change as a result of new information or developments.

The provisions of Bulletin C-8 are virtually identical to SFAS 142, “Goodwill and other intangible assets”, adopted by us on January 1, 2002 under U.S. GAAP.

(e) Labor obligations

Our labor obligations are comprised of retirement pensions and seniority premiums derived from defined benefit plans for all our employees and, beginning in 2005, certain severance benefits to employees upon termination of the employer/employee relationship when they complete that employment relationship prior to retirement age. The determination of our obligations and the net periodic cost is dependent on our selection of certain assumptions used by independent actuaries in calculating such amounts. Projected benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations are determined by using the "projected unit credit method". We evaluate our assumptions at least annually. We describe our labor obligations in Note 3 to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. The Group has created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations derived from defined benefits. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

In accordance with Mexican GAAP, actual results that differ from our assumptions (actuarial gains or losses) are accumulated and amortized over future periods by considering probable labor lives of our employees and, therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our retirement pensions, seniority premiums and certain severance benefits to employees.

(f) Income taxes

We record the provision for both income tax and employee profit sharing based on the amount payable determined based on taxable income which is obtained as provided for in the applicable provisions of the Income Tax Law in effect.

The deferred income tax effect is determined by applying the “comprehensive asset and liability method” in accordance with Mexican GAAP and U.S. GAAP. The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that may be recoverable is recognized as a deferred income tax asset under certain circumstances. The deferred employee profit sharing effect is determined under same method.

We periodically perform a valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded, in the event that it is likely that a certain portion or the entire deferred income tax/employee profit sharing asset may not be realized. The valuation allowance is determined based on historical taxable income, projected future taxable income and the expected timing of the reversal of existing temporary differences. Any reduction in the deferred income tax asset amount is recorded in the income statement and/or the stockholders’ equity by considering the nature of the temporary item. If our estimates and related assumptions change in the future, we may be required to record additional valuation allowance against our deferred tax assets, resulting in additional income tax expense.

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
(ii)
The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004, will be taxable effective 2005, not exceeding 2012, based on specific criteria provided for in the Income Tax Law.

(iii)	Paid employee profit sharing will be deductible from income tax, and
(iv)	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries will be eliminated for tax consolidation purposes.

(g) Provisions, contingent assets and liabilities and commitments

We recognize provisions when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated. Significant obligations or losses related to contingencies are periodically evaluated. They are only accounted for when it is likely that present obligations will require the disbursement of economic resources and there are reasonable elements for their quantification. Commitments are not recognized unless they result in a loss. Actual results may differ from our estimates under different assumptions or conditions.

(h) Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in Note 14) to our consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accounts for a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we account for a liability for the estimated loss.

Indebtedness

As of December 31, 2005 and as of June 15, 2005, we had no outstanding debt.

As of June 15, 2006, we had arranged for short-term loan revolving credit lines for a total aggregate principal amount of Ps. 1,220 million with the following banks: Scotiabank-Inverlat, Santander-Serfin and Banamex. These facilities may each be accessed depending on our cash flow requirements. Grupo Casa Saba did not provide specific warranties for these facilities. The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México, S.A. plus a maximum of approximately 80 basis points. The basis points which will be added to TIIE depend on negotiations and prevailing market conditions. As of this date, and despite the payout of a Ps. 150 million dividend payment on June 21, 2006, we do not have any cost-bearing liabilities.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations. If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1.2 billion. Net working capital (current assets minus current liabilities) as of December 31, 2005 was Ps. 4,219.6 million compared to Ps. 3,639.5 million as of December 31, 2004.

Our cash flows are subject to seasonal fluctuations and market conditions. To maintain a larger winter inventory and to support inventory for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end. After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. Our inventories, net as of December 31, 2005, were Ps. 3,590.1 million or 6.0% lower than the Ps. 3,817.6 million they amounted to on December 31, 2004. As of December 31, 2005, our inventory days were 65.9 days, 6.2 days lower than the 72.1 days registered for the year ended December 31, 2004. As of December 31, 2004, our inventory days were 9.7 days higher than the 62.4 days registered for the year ended December 31, 2003. Accounts Receivable for the year ended December 31, 2005 registered 68.5 days while accounts payable accounted for 74 days for the same period. Accounts Receivable for the year ended December 31, 2004 registered 62.7 days while accounts payable accounted for 79.6 days for the same period. For the year ended December 31, 2003, inventory days were 62.4, account receivable days reached 69.1 and accounts payable days were at 73.1.

Accounts Receivable

As of December 31, 2005, due to higher sales, a different sales mix, a highly competitive environment and commercial negotiations with clients, accounts receivable net increased to Ps. 4,161.8 million or 12.5% compared to Ps. 3,700.3 million as of December 31, 2004. Accounts receivable days as of December 31, 2005 increased 5.8 days to 68.5 days from 62.7 days for 2004. As of December 31, 2003, accounts receivable days were 69.1.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Notes 3(f), 4 and 7 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2005, trade accounts payable decreased to Ps. 4,030.4 million or 4.4% compared to Ps. 4,217.2 million as of December 31, 2004. As a result, our trade accounts payable days decreased to 74.0 in 2005 compared to 79.6 days for the year ended December 31, 2004. As of December 31, 2003, our trade accounts payable days were 73.1.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2005 were approximately Ps. 88.2 million, which consisted of Ps. 45.8 million for the purchase of transport and delivering equipment, Ps. 38.0 million for technology and computer equipment, particularly the acquisition of new software licenses and Ps. 4.4 million for other general expenditures. These expenditures were mainly funded with internal resources. For 2006 we expect to fund our capital expenditures needs with internal funds. In the event that we require additional funds, we may access our short-term revolving credit facilities.

Our capital expenditures during 2004 were approximately Ps. 47.8 million, which consisted of Ps. 36.9 million for the purchase of transport and delivering equipment, Ps. 9.9 million for technology and computer equipment and Ps. 1.0 million for other general expenditures.

In 2003, our capital expenditures amounted to Ps. 58.9 million, which consisted of Ps. 21.4 million for the purchase of technology and computer equipment, Ps. 36.8 million for the purchase of vehicles for our distribution fleet and Ps. 0.7 million for other general expenditures. As in previous periods, these expenditures were financed with bank borrowings and cash on hand.

Trend Information

During 2005, we continued with our strategy of profitable growth and successfully implemented a number of operating efficiencies programs to maximize the profitability of our operations. We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them. In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers. These measures allowed for a 8.6% growth in operating income and a 21-basis points improvement in our operating margin.

We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and will continue to focus our efforts on increasing profitability in the different markets in which we operate. In addition to these measures, we continue to be committed to operating under strict expense controls.

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

Accounting Pronouncements and Related Effects

Under Mexican GAAP

The following new accounting pronouncements have been issued under Mexican GAAP, the application of which is required as indicated.

Effective June 2004, the Research and Development Board of Financial Information Standards (CINIF -Spanish acronym) replaced the Accounting Principles Board (APB) of the MIPA in the duty of developing financial information standards (NIF-Spanish acronym) related to economic and governmental entities, conduct research processes, as well as issue and disseminate those standards, and to attain greater concurrence with International Financial Reporting Standards (IFRS).

To that end, CINIF started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins. To date NIFs are summarized as follows:

•	NIF and its interpretations;
•	APB Bulletins transferred to the CINIF on May 31, 2004 that have not been amended, substituted, or annuled by the new NIFs; and
•	IFRS that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

Management deems that this substitution does not change the financial information previously presented by the Group.

The most significant established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
•
NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events thar are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•
NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name of the officers or administrative body authorizing the related issuance.

•
In October 2005, the CINIF issued NIF B-1, “Accounting changes and corrections of errors”, intended to establish specific presentation and disclosure rules of accounting changes and corrections of errors. NIF B-1 sets forth the retrospective application of the effects of changes and correction of accounting errors to evaluate the financial information as if the change had not existed or the error had not been committed. Application of the NIF is mandatory for accounting changes and corrections of errors recognized, effective January 1, 2006.

The Group is presently evaluating the fully effect this adoption will have on its consolidated financial statements.

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

In November 2004, FASB issued Statement 151, “Inventory Cost”, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory base on the normal capacity of the production facilities. Adoption of this Statement had not an impact on the Group’s consolidated financial statement.

In December 2004, FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flow of the reporting entity. Adoption of this Statement had not an impact on the Group’s consolidated financial statement.

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Statement 123 (R) replaces Statement 123, “Accounting for Stock-Based Compensation”, and supersedes Opinion 25, “Accounting for Stock Issued to Employees”. As originally issued in 1995, Statement 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply Statement 123 (R) as of the first interim reporting period that begins after June 15, 2005, and we plan on using the modified-prospective method, effective July 1, 2005. The Group deems that adoption had no impact on its consolidated results and financial position.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of a previously issued financial statement to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in a previously issued financial statement and a change in accounting estimate. This statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently considering the impact that adoption will have on its consolidated results and financial position.

NIF B-1 "Accounting Changes and Error Corrections”, issued by MIPA, which is similar to SFAS No. 154, will be effective for accounting changes and corrections of errors made in fiscal years beginning after January 1, 2006.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements”. EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in services significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The Group deems that adoption had no impact on its consolidated results and financial position.

In September 2005, the Board ratified the consensus reached by the Task Force regarding EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be considered as a single non-monetary transaction with the scope of APB Opinion 29, “Accounting for Non-Monetary Transactions”. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Group does not expect the application of EITF 04-13 to have a material impact on its consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position (FSP) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Constuction Period”. This Statement requires rental costs associated with operating leases that are incurred during a construction period to be recognized as a rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The Group deems that adoption had no impact on its consolidated results and financial position.

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No.18, “The Equity Method of Accounting for Investments in Common Stock”. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Group complied with the new disclosure requirements in its consolidated financial statements The Group does not expect the comprehensive application of EITF 03-01 to have a material impact on its consolidated financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for certain Hybrid Financial Instruments” (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Group deems that adoption will not have impact on its consolidated results and financial position.

Item 6.  Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupation, their business experience, including other directorships, and their years of service as directors, as elected for a one-year term by our shareholders at our annual shareholders’ meeting held on April 29, 2005.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Isaac Saba Raffoul (10/17/23)	Chairman of the Board	President and Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Moisés Saba Ades (07/12/63)	Vice Chairman of the Board	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Manuel Saba Ades (11/03/67)	Vice Chairman of the Board and Chief Executive Officer	Director - Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’jamus (07/27/69)	Deputy Chief Executive Officer	Executive Director - Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Agustín Rodríguez Legorreta (02/11/63)	Director	Investor Advisor -Internacional de Capitales, S.A. de C.V.	February 2000
Raúl Fernández Diaque (05/16/63)	Director	Investor Advisor -Internacional de Capitales, S.A. de C.V.	February 2000

On April 27, 2006, the Board and the Audit Committee accepted Agustín Rodríguez Legorreta’s and Raúl Fernández Diaque’s resignations and elected as Directors José Ellstein Japchik (12/08/34), Chairman of the Board Fariel, S.A. de C.V. and Gabriel Alarcón Velázquez (02/23/37), Member of the Board Banco de Comercio.

Francisco Fuentes Ostos is the Secretary of our Board of Directors. Moises Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul. Gabriel Saba D’jamus is the nephew of Isaac Saba Raffoul. Manuel Saba Ades, Moises Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D’Jamus. Isaac Saba Raffoul, Alberto Saba Ades and Manuel Saba Ades are also members of the Board of Directors of Grupo Xtra, S.A. de C.V. and alternate members of the Board of Directors of Ixe Grupo Financiero, S.A. de C.V., and Finamex Casa de Bolsa, S.A. de C.V., Grupo Financiero Finamex. Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

Set forth below are the names of the alternate members of our Board of Directors. The alternate members of our board were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2005.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Iván Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A. de C.V.	Partner - Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000
Alejandro Sadurni Gómez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration - INMAS, S.A. de C.V.	February 2000

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

Committees of Our Board of Directors

We have an Executive Committee, whose members are Messrs. Manuel, Alberto and Moises Saba Ades, who were all reelected by the shareholders at our annual shareholders’ meeting held on April 27, 2005. Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved for the Board of Directors.

In accordance with Mexican Securities Market Law, as amended, we also have an Audit Committee. During 2005, the members of such Committee were Messrs. Agustín Rodríguez Legorreta, Raúl Fernández Diaque and Manuel Saba Ades. On July 7, 2005, Mr. Manuel Saba Ades announced his resignation as member of the Audit Committee in order to comply with the provisions of the securities statutes applicable to us. Until April of 2006, such Committee was formed by Messrs. Agustín Rodríguez Legorreta and Raúl Fernández Diaque who were members of the Board of Directors until April of 2006. Since April 27, 2006, the Audit Committee has been formed by Messrs. José Ellstein Japchik and Gabriel Alarcón Velázquez, independent members of the Board of Directors.

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

Name and Date of Birth	Current Position	Business Experience	First Appointed
Manuel Saba Ades (11/03/67)	Chief Executive Officer and Vice Chairman of the Board	President and Director -Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’jamus (07/27/69)	Deputy Chief Executive Officer	Executive Director - Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration - INMAS, S.A. de C.V.	February 2000
Ricardo Ríos Cardenas (01/02/55)	North Region Operations and Sales Director	Deputy Personal Assistant of the President of the United Mexican States	December 2000
Oscar Gutiérrez Melgar (17/04/67)	South Region Operations and Sales Director	Former Manager of Drogueros, S.A. de C.V.	November 1985

Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager - Grupo Casa Autrey, S.A. de C.V.	June 1995
Jose Norberto Mouret (03/30/52)	Human Resources Director	Human Resources Director - Taesa	October 1999
Fernando Torres Suarez (09/21/64)	Purchasing Director	Commercial Director - Farmacias Benavides	April 2001
Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager - Grupo Casa Autrey, S.A. de C.V.	May 1992

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis. For the year ended December 31, 2005, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 28.5 million. Our directors do not receive any compensation for their services rendered in such capacity.

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

Employees

As of December 31, 2005, we had 5,319 employees, 2,104 of which were sales representatives for our Pharmaceutical and HBCG/Other Products business divisions, 911 of which were administrative employees and 2,304 of which were operational employees. A significant majority of our employees, 82.9% as of December 31, 2005, are represented by unions. We believe that the relation with our employees and the unions to which they are affiliated is good. In 2005, the number of employees decreased by 0.9% compared to 2004.

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

The Pension Fund

We recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with Mexico’s Federal Labor Law, as well as the schemes that have been established for each plan. Seniority premiums are granted for a voluntary separation of personnel who have completed at least 15 years of service and are calculated based on the number of years worked. Retirement pensions are granted to all personnel who have completed at least ten years of service and reached sixty-five years of age. We are required to pay certain severance benefits to employees that are dismissed without proper cause. These payments for non-substitute indemnification of retirement pensions are expensed when paid.

Projected benefit obligations, unamortized items, and the net periodic cost applicable to retirement pensions and seniority premiums are determined by using the “projected unit credit method”, in conformity with Bulletin D-3, “Labor Obligations”, issued by the MIPA. This method is virtually identical to the method used under U.S. GAAP.

We have created a fund placed in irrevocable trusts at a financial institution to meet the labor obligations referred to above. Contributions to these funds are determined annually by an actuarial calculation prepared by an accounting firm and approved by our Board of Directors. We believe that obligations under these trusts are closely monitored by their trustee.

During 2003, 2004 and 2005 contributions to the fund based on actuarial computations amounted to Ps. 10.0, Ps. 10.4 and Ps.14.5 million, respectively (Ps. 10.9 and 10.7 and 14.5 million at fiscal year-end constant Pesos, respectively). As of December 31, 2003, 2004 and 2005, fund assets consisted primarily of investments in equity securities and fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

For information regarding the relevant information of the study performed by independent actuaries with regard to our retirement pension and seniority premiums, see Note 3(j)(ii) to our audited consolidated financial statements.

Item 7.  Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2006, which was 265,419,360. As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2006, which was 14,729,720. We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9. Offer and Listing Details—Share Repurchases.” Currently, there are no arrangements known to us that could result in a change of control of the Company.

As of May 31, 2006, our controlling shareholder directly and indirectly owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock. As of May 31, 2006, approximately 11.01% of our Ordinary Shares were held through ADSs.

The following table shows information, as of May 31, 2006, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned(1)	Percentage Stake
Isaac Saba Raffoul	225,606,456	85%
Directors, executive officers and key employees(2)	225,606,456	85%
Total	225,606,456	85%
____________________

(1)
Does not include Ordinary Shares directly held by funds advised by Internacional de Capitales, S.A. de C.V., an investment advisory firm that renders investment advisory services to funds that invest in securities of Latin American and emerging market issuers. Shares held directly by these funds as of May 31, 2006 represented less than 3% of our issued and outstanding capital stock as of that date. Agustin Rodriguez Legorreta and Raul Fernandez Diaque, two members of our Board of Directors, render investment advisory services to these funds in their capacity as investment advisors of Internacional de Capitales, S.A. de C.V.

(2)
The only director, executive officer and/or key employee who owns Ordinary Shares or ADSs is Isaac Saba Raffoul, our controlling shareholder. The listed amount is based on information provided by Mr. Saba.

Acquisition of Our Company

On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange. Upon the completion of the tender offer on February 1, 2000, Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder. The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under “Item 4—Information on the Company—History and Development of the Company.”

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

Related Party Transactions

In 2005, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below. Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries. Conflicts of interest are inherent in transactions with related parties. See Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

All related party transactions we engage in are previously submitted to the Audit Committee, and are subject to thorough evaluation, which results in the determination of the terms and conditions under which the transactions shall be carried out. During this evaluation period, the Audit Committee performs relevant market research and obtains quotations from several different non-related parties that render the exact or similar services to those intended to be performed by the related party with which the transaction is intended to be conducted. Once the research is concluded, the Audit Committee prepares the guidelines that must be observed in establishing the terms of the related party transactions and submits its evaluation to the Board of Directors and to our shareholders. This procedure enables the Company to obtain objective information as to competitive market prices and conditions and therefore, guarantees that the transactions entered with related parties are at all times entered into on an arm’s-length basis.

Transactions and Arrangements With Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders effective during 2005

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder. During 2005, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement. In 2005, we expensed Ps. 4.8 million with respect to this lease. We believe that this lease was entered into the ordinary course of business, was made at arm’s length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Services. In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity owned and controlled by our controlling shareholder. Services pursuant to this agreement were also provided to us in 2003, 2004 and 2005. In 2005, we expensed Ps. 11.4 million with respect to services rendered by Aero Xtra, S.A. de C.V. This contract was entered into in the ordinary course of business, and was made at arm’s-length on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Legal and Advisory Services. During 2005, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

Tax Advisory Services. During 2005, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future. Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

As of December 31, 2004 and 2005, the receivable balances from all related parties, Aeroxtra, S.A. de C.V. million and Xtra Inmuebles, S.A. de C.V., were Ps. 3.8 million and Ps. 3.9 million, respectively. The receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real property, respectively. During 2005, amounts paid to these related parties were expensed in the amounts of Ps. 11.4 million and Ps. 4.8 million, respectively.

During 2004 and 2005, we had no other related party agreements, except for the balances and transactions referred to above. We believe that all related party transactions were agreed upon on an arm’s-length basis.

Item 8. Financial Information

See “Item 18- Financial Statements” and “Index to Consolidated Financial Statements”, which are incorporated herein by reference.

Material Legal Proceedings.

As of December 31, 2005, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

Dividend Policy

Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See “Item 3. Key Information—Risk Factors—Risk Factors Related to our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”. We do not have a specific dividend policy. Depending on the results and condition of our business, dividends for a specific year would be paid to the extent such payment would not impair our ability to invest and grow. Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.

Significant Changes

Since the date of our annual financial statements, no significant change in our financial information has occurred other than those changes described in “Item 5. Operating and Financial Review and Prospects—Trend Information”.

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

The table below shows, for the five most recent full financial years ending December 31, 2005 and each month in the six month period ending May 31, 2006, the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange.

	Pesos per Ordinary Share(1)
	High		Low
Year
2001	Ps.	8.99	Ps.	3.69
2002	Ps.	12.40	Ps.	6.52
2003	Ps.	13.30	Ps.	10.00
2004:	Ps.	16.60	Ps.	12.70
First Quarter		14.40		12.80
Second Quarter		14.70		14.30
Third Quarter		14.30		12.70
Fourth Quarter		16.60		13.25
2005:	Ps.	20.50	Ps.	16.70
First Quarter		20.50		17.00
Second Quarter		18.50		16.70
Third Quarter		18.25		16.80
Fourth Quarter		20.50		18.00
2006:
First Quarter	Ps.	24.20	Ps.	16.95

Month
December 2005	Ps.	19.50	Ps.	18.00
January 2006		18.70		17.00
February 2006		19.20		16.95
March 2006		24.20		20.40
April 2006		24.50		23.95
May 2006		24.10		24.00
June (through June 15, 2006)		24.05		24.05
____________________
(1)	Source: Infosel and Economática

The table below shows, for the five most recent full financial years ending December 31, 2005 and each month in the six month period ending May 31, 2006, the high and low sales prices in U.S. Dollars for our ADSs on the NYSE.

	U.S. Dollars per ADS(1)
	High		Low
Year
2001	U.S.$	$8.35	U.S.$	$5.05
2002	U.S.$	12.51	U.S.$	6.60
2003	U.S.$	12.50	U.S.$	9.40
2004:	U.S.$	14.99	U.S.$	10.70
First Quarter		13.01		11.40
Second Quarter		13.00		12.11
Third Quarter		11.83		10.70
Fourth Quarter		14.99		11.25
2005:	U.S.$	18.50	U.S.$	14.75
First Quarter		18.50		14.75
Second Quarter		16.77		14.80
Third Quarter		17.29		15.30
Fourth Quarter		18.30		17.10
2006:
First Quarter	U.S.$	22.60	U.S.$	16.52

Month
December 2005	U.S.$	18.30	U.S.$	17.85
January 2006		18.09		17.21
February 2006		18.72		16.52
March 2006		22.60		18.42
April 2006		22.45		21.20
May 2006		22.44		20.35
June (through June 15, 2006)		21.44		20.80
____________________
(1) Source: Bloomberg, Infosel and Economática
Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Developments in Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business.” There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above. As of December 31, 2005, there were 265,419,360 Ordinary Shares issued and outstanding, approximately 10.5% of which were held in the form of ADSs.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico. Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima de capital variable. Securities are traded on the Mexican Stock Exchange from 8:30 a.m. to 3:00 p.m. Mexico City time each business day. Since January 1999, all trading on the Mexican Stock Exchange has been conducted electronically. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility. Under current regulations, this system applies to the ADSs. However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

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

As of May 31, 2006, approximately 11.01% of the Ordinary Shares were publicly held through ADRs in the NYSE. Holders of ADRs have voting rights with respect to the underlying shares. In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

In April 1998 and April 1999, our shareholders approved the allocation of retained earnings from a reserve of Ps. 200.0 million and Ps. 500.0 million (Ps. 304.2 million and Ps. 565.2 million in constant Pesos as of December 31, 2005) to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors. At our annual shareholders’ meeting, which was held on April 27, 2006, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases. Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold. We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999. As of December 31, 2005, 14,729,720 repurchased Ordinary Shares were held in our treasury. We are currently in the process of evaluating various alternatives regarding the resale or redemption of the Ordinary Shares held in our treasury.

We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases. For a description of the amendments relating to share repurchases, see “Item 10. Additional Information —Bylaws—Other Provisions—Share Repurchases.”

Item 10.   Additional Information

Amendments to Mexican Securities Market Law

On December 30, 2005 a new Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law will be effective within 180 days following its publication and in some cases will allow 180 days for issuers to incorporate in their bylaws the new corporate governance requirements derived from this new law. The new law will introduce significant changes to the current regime, including:

•	their identification as sociedad anónima bursátil (a stock corporation with stock registered in the CNBV and listed in the Mexican Stock Exchange) and a new set of corporate governance requirements;
•
the redefinition of functions and structure of the Board of Directors, including (i) the number of members of the Board of Directors, up to 21 with at least 25% of these being independent members, and (ii) the independence status of the independent members of the Board of Directors will be qualified by the shareholders’ meeting and the CNBV will have the authority to challenge such independence;

•	the introduction of the general manager and senior management positions as a means for the Board of Directors to conduct the business;
•	a clear definition of fiduciary duties for members of the Board of Directors and its secretary, the chief executive officer and other executive officers, including duty of care and duty of loyalty;
•
the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the Company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the Company as a result of certain illegal acts involving willful misconducts. The liability actions may be exercised by the Company or by shareholders that represent 5% or more of the capital stock of the Company;

•	the inclusion of sanctions applicable to senior management, shareholders that hold 10% or more of the capital stock of an issuer and external auditors;
•
the omission of the statutory auditor for the audit committee, the corporate governance committee and the external auditors, assigning to each of these specific obligations of surveillance and corporate governance;

•
the attribution of independent status to all the members of the audit and corporate governance committees, except in companies with controlling shareholder[s] with 50% of the capital stock, such as the Company;

•
the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the Company and advising the Board of Directors on the approval of such financial statements; (iii) the surveillance of internal controls and internal audit procedures of the Company, (iv) the reception and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

•
the requirement that the shareholders meeting approve transactions that represent 20% or more of the consolidated assets of the Company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

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

On December 30, 2005, Mexico's Federal Congress enacted a new federal statute that, upon its effectiveness 180 days from its enactment, will amend and restate the existing Mexican Securities Market Law in its entirety. The new Mexican Securities Market Law enhances disclosure requirements and corporate governance standards for Mexican-listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practices committees (comprised, in the case of companies such as us, of independent directors), institutional investors and safe harbors from public offering requirements. The new law also provides minority shareholders of Mexican-listed companies with improved information rights and legal remedies. In order to comply with the new legal regime applicable to and governing public issuers in Mexico upon the effectiveness of the new Mexican Securities Market Law, we will be required to amend our bylaws.

Organization and Register

Grupo Casa Saba, S.A. de C.V., is a sociedad anónima de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Corporations Law on November 11, 1982. Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws, which includes, among others, the following: (i) to promote, incorporate, organize, exploit and participate in the capital stock and assets of all type of commercial or civil companies, associations or industrial, commercial, service or other concerns, both domestic and foreign, and participate in the management or liquidation thereof; (ii) to manufacture, produce, purchase, sell, process, distribute, export and import all types of products permitted by law and, generally, all types of domestic or foreign goods or merchandise, whether in the form of raw materials, semi-finished or finished products and whether pre-assembled or unassembled, and to trade them in any manner whatsoever either for our account or the account of others; (iii) to acquire, transfer and, generally, negotiate with all types of shares of stock, partnership interests and securities; (iv) provide, contract and receive all types of technical, consulting and advisory services, and enter into contracts or agreements in connection therewith; (v) to enter into all types of agreements with the Federal Government or any local governments or public or private entities, individuals or corporations, whether domestic or foreign; (vi) to issue, subscribe, accept, endorse and guarantee credit instruments, securities and other instruments permitted by law; (vii) to acquire, transfer, lease, sublease and permit the use, enjoyment, disposition of generally, and exploitation of all types of personal and real property, including their parts or appurtenances; (viii) to provide or receive all types of technical and professional assistance and services; (ix) to obtain and grant all types of loans, providing and receiving specific guarantees thereof; issue debentures and notes; accept, draw, endorse or guarantee all types of credit instruments and other documents evidencing credit rights; and grant all types of bonds or guarantees with regard to the obligations assumed or the instruments issued or accepted by third parties; and (x) generally, to carry out all types of commercial transactions and enter into all types of contracts, agreements and transactions of any nature whatsoever, in accordance with the law.

Directors. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his vote. In addition, any member of our Board of Directors that votes on a transaction in which his interest conflict with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board of Directors or any committee of our Board of Directors. We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors: (i) all transactions between the Company and any of its subsidiaries or any related party as such terms are defined under the Mexican Securities Market Law; (ii) the purchase or sale of assets by any subsidiary representing 10% (ten per cent) or more of the Company’s total assets; and (iii) the granting of loans by any subsidiary exceeding 30% (thirty per cent of the total value of the Company’s assets). Members of our Board of Directors, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest. Members of our Board of Directors, members of our Audit Committee and our Statutory Auditor will be liable to our shareholders for breaching their duty of loyalty to the corporation to the extent that these individuals approve transactions in which they have a conflict of interest.

Voting Rights and Shareholders’ Meetings

Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholders meeting and have the right to appoint our Board of Directors.

General shareholders meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters listed in Article 182 of the Mexican Corporations Law and our bylaws, including the extension of the Company’s duration, changes to the corporate purpose, change of the Company’s jurisdiction of incorporation, amendments to the corporate bylaws, dissolution, liquidation or spin-offs, issuance of securities, mergers and transformations of our mercantile regime and increases and reductions in the fixed portion of our capital stock. In addition, our bylaws require an extraordinary general meeting to approve the cancellation of the Ordinary Shares’ listing with the securities and/or special sections of the National Registry of Foreign Investment (“NRFI”), as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities represented our Ordinary Shares, such as our ADSs, are registered. General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

The procedure that must be followed in order to call a shareholders meeting is provided for in the General Corporations Law, the Securities Market Law and the Company’s bylaws, which incorporate the provisions set forth in the mentioned laws.

In terms of the above-mentioned regulations and our bylaws, the shareholders meetings shall be called by our Board of Directors or the Statutory Examiner. Any shareholder or group of shareholders representing at least 10% of the capital stock may request that a shareholders meeting be called. If after 15 days following the request such call has not been made, the shareholder or shareholders may appear before a judge within the Company’s jurisdiction, who shall call upon such meeting as requested by the shareholder(s).

Calls for the general ordinary shareholders meetings must be published in the Official Fedéral Gazette or in one major newspaper sold within our corporate domicile at least 15 days prior to the date in which the meeting is to be held. Extraordinary shareholders meetings may be called as described above, although calls for such meetings may be published with at least eight days prior to the meeting.

In order for any shareholder to attend a shareholders meeting, a shareholder must demonstrate his title to the shares, and only such persons registered as shareholders in the stock registry book of the Company shall be deemed shareholders. Once the shareholder of record demonstrates his title to the shares, he shall obtain an admission pass for the meeting, which shall be required in order to be admitted at the corresponding meeting. The admission pass shall be delivered to such shareholders that request the pass in writing to the Secretary of the Board of Directors at least 24 hours prior to the meeting, and deliver to the Secretary their share certificates or the corresponding certificate from the depositary of the shares, as may be the case.

Holders of ADRs have the same rights as holders of Ordinary Shares. They are entitled to direct the vote of the shares underlying their ADRs by means of instructing the ADRs Depositary who must ensure that the requirements set forth in the paragraph above for attendance at shareholder’s meetings are met. ADR holders also have all of the economic rights inherent to the Ordinary Shares that underlie their respective ADRs, such as the right to receive dividends.

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

Preemptive Rights

In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain his existing proportionate holdings of Ordinary Shares. Shareholders must exercise their preemptive rights within the time period set by our shareholders at the meeting approving the issuance of additional Ordinary Shares. This period must continue for at least 15 days following the publication of notice of the issuance in the Diario Oficial de la Federación, Mexico’s official newspaper, and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share. U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional Ordinary Shares. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Preemptive Rights May Be Unavailable to Holders of Our ADSs. “

Forfeiture of Shares. As required by Mexican law, our bylaws provide that for Ordinary Shares, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

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
Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market prices. We are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases however, we must appoint a person or individuals responsible for effecting share repurchases. The amount of capital stock allocated to share repurchases is determined by our shareholders at a general ordinary shareholders meeting. Share repurchases must be charged to our net worth if the repurchased shares remain in our possession and to our capital stock if the repurchased shares are converted into treasury shares. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year. Our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares.

Delisting. In the event that the we decide to cancel the registration of our shares with the Mexican Securities Registry, or if the CNBV orders this deregistration, our shareholders who are deemed to have control will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation. Shareholders deemed to have control are those that own a majority of our common shares, have the ability to control our shareholders’ meetings, or have the ability to appoint a majority of the members of our Board of Directors. The price of the offer to purchase will generally be the higher of (x) the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made and (y) the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

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

As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a U.S. issuer.

In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules. We are also exempt from some of the corporate governance requirements of the New York Stock Exchange.

Under our current bylaws, if we decide to cancel, or the CNBV requires us to cancel, the registration of our Ordinary Shares in the NRFI, our controlling shareholder will be required to initiate a tender offer for all Ordinary Shares held by minority stockholders at a price equal to the higher of the average trading price of the Ordinary Shares on the Mexican Stock Exchange during the 30-day period prior to the commencement of the tender offer or the book value of the Ordinary Shares. If any Ordinary Shares held by minority shareholders are not tendered pursuant to the tender offer, a trust will be established, into which our controlling shareholder would be required to contribute cash in an amount equal to the consideration for these remaining Ordinary Shares. Those minority shareholders who did not tender their Ordinary Shares in the tender offer have the right to tender their Ordinary Shares to the trust at the tender offer price for up to two years following the completion of the tender offer.

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

Mexican Tax Considerations

General. The following is a summary of the anticipated material Mexican tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares by a person that is not a resident of Mexico, as defined below. The term “U.S. Holder” shall have the meaning ascribed below under the section “—U.S. Federal Income Tax Considerations”.

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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

•	The Income Tax Law;
•	The Federal Tax Code; and
•	The Tax Treaty between Mexico and the U.S., which we refer to as the Tax Treaty.
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
On April 3, 2001, a bill was introduced in the Mexican Congress involving a proposal to substantially reform the Mexican tax laws. Certain of such reforms have already been passed by the Mexican Congress and involve, among other things, the corporate income tax rate being gradually reduced to 28%. For 2005 the applicable corporate income tax rate was 30%, and will continue to be reduced by 1% in each year until reaching 28% in 2007.

Dividends. Dividends, either in cash or in any other form, paid with respect to the Ordinary Shares underlying the ADSs are no longer subject to a Mexican withholding tax, so long that certain requirements are met.

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

U.S. Federal Income Tax Considerations

GENERAL. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation organized or created in the United States or any political subdivision thereof; as the case may be;
•	an estate, the income of which is subject to U.S. federal income tax, regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust

(each a “U.S. Holder”). This section applies only to holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”). This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. Dollar, persons holding ADSs or Ordinary Shares as part of a hedge, straddle, conversion of other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trust (REITs), regulated investment companies (RICs), tax-exempt entities, or persons owning at least 10% of the local combined voting power of our stock.

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

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends paid prior to January 1, 2011 to U.S. Holders that are individuals to 15 percent (the “Reduced Rate”), so long as certain holding period requirements are met. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a Qualified Foreign Corporation (“QFC”) within the meaning of the Act and must not be a passive foreign investment Company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year. We believe that we are, and will continue to be, a QFC. As a result, dividends paid prior to January 1, 2011 to individual U.S. Holders will generally constitute qualified dividend income (“QDI”) for U.S. Federal income tax purposes and taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied. There can be no assurance, however, that we will continue to be considered a QFC or that we will not be classified as a PFIC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is an individual is urged to consult their tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

Because we are not a U.S. corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by us exceed our E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder’s basis in their ADSs or Ordinary Shares, and will reduce such U.S. Holder’s basis in the ADSs or Ordinary Shares (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares).

To the extent that the distributions exceed the U.S. Holders’ basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized gain on the sale of disposition of the ADSs or Ordinary Shares (see “Taxation of Sale or Other Disposition”, below).

We anticipate that any distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be includible in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the Depositary receives the dividend. It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions on the Depository into U.S. Dollars. To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purpose, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account and any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for foreign tax withheld (if any) from dividends received in respect of the ADSs or Ordinary Shares, as applicable. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid in respect of our ADSs or Ordinary Shares, as applicable, generally will be “passive income”, and therefore any U.S. Federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such U.S. Holders may have from foreign source income not qualifying as passive income. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

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

TAXATION OF SALE OR OTHER DISPOSITION. Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares. Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains realized by individuals, trusts and estates are subject to Federal income taxes at a reduced rate (15% prior to January 1, 2011). Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from sources within the U.S.

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

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores), our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). In order to comply with the above mentioned laws and regulations, as a public company listed in the Mexican Stock Exchange, since January 2001, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas). This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in January 2001. Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

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
We have a two member audit committee, both of which are independent under applicable Mexican standards and on Rule 10A-3. Members of our audit committee do not need to satisfy the NYSE independence standards that are not required by Rule 10A-3. Our audit committee does not have a written charter.

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

CEO Certifications must certify to the NYSE each year that the CEO is not aware of any violation by the Company of the NYSE corporate governance listing standards. Additionally CEO’s must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the new listing standards.	We are required to disclose each year our degree of compliance with the Code of Enhanced Corporate Governance Practices, and the truthfulness of such disclosure must be certified by the Chairman of the Board of Directors; however there is no such concept as a violation of the Code of Enhanced Corporate Governance Practices since compliance with these is not mandatory. Furthermore, other than the disclosure provided by our CEO in this annual report, the CEO is not required to provide notification of any non-compliance of which he may be aware of.

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

Interest Rate Risk

We are subject to market risks due to interest fluctuations in Mexico. In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider doing so in the future, to reduce our exposure to interest rate risks. Currently, we do not have any outstanding debt that is subject to interest rate risk, nor are we party to any arrangements to reduce our exposure to interest rate risk.

Foreign Exchange Rate Risk

As of December 31, 2005 and June 15, 2006, we had no cost-bearing liabilities and, therefore, we are not currently subject to foreign exchange rate risk fluctuations. To the extent that we incur U.S. Dollar-denominated indebtedness in the future, we would be subject to foreign exchange rate risk.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on such evaluation, such officers have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. During 2005, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting in April 27, 2006, our shareholders reelected the following individuals as members of the Audit Committee: Mr. Jose Ellstein Japchik and Mr. Javier Alarcón Velázquez. Our Board of Directors has determined that the “audit committee financial expert” within the meaning of this Item 16A, is Mr. Jose Ellstein Japchik.

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions, as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.casasaba.com. Since its adoption, our code of ethics has not been amended and no waivers have been granted thereunder; however, any amendment to the code of ethics or waiver thereto shall be disclosed on our web site at the same address.

Item 16C.  Principal Accountant Fees and Services

	For the year ended December 31,
	2004		2005
	(Ps. millions)

Audit Fees	Ps.	5.2	Ps.	5.6
Audit-Related Fees		1.3		2.1
Tax Fees		3.1		4.9
Other Fees		0		0
Total	Ps.	9.6	Ps.	12.6

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Salles Sainz-Grant Thornton, S.C., our external auditor. The firm was appointed by the shareholders meeting and was hired to render tax and financial audit as well as to prepare Grupo Casa Saba’s audited consolidated financial statements.

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

Item 19.  Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Bylaws (English translation).**

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1
Certification of the Principal Executive and Financial Officer of Grupo Casa Saba, S.A. de C.V. pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

____________________
*	Filed herewith.
**	Filed as an Exhibit to Grupo Casa Saba, S.A. de C.V.'s annual report for the year ended December 31, 2004 and incorporated by reference hereto.

SIGNATURE

GRUPO CASA SABA, S.A. DE C.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 30, 2006	GRUPO CASA SABA, S.A. DE C.V.
By:/s/ Manuel Saba Ades Name: Manuel Saba Ades Title: Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Grupo Casa Saba, S.A. de C.V.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-3
Consolidated Statement of Income for each of the years ended December 31, 2003, 2004 and 2005	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2004 and 2005	F-5
Consolidated Statement of Changes in Financial Position for the years ended December 31, 2003, 2004 and 2005	F-6
Notes to Consolidated Financial Statements	F-8

[Letterhead of]

SALLES, SAINZ-GRANT THORNTON, S.C.

Certified Public Accountants and Business Advisors
Member of Grant Thornton International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Grupo Casa Saba, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S. A. de C. V. and Subsidiaries (all incorporated in Mexico and collectively the Group) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005, all stated in thousands of 2005 year end constant Mexican pesos. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2005, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

The accounting principles used by the Group in preparing the accompanying consolidated financial statements conform to accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2005 and consolidated stockholders’ equity as of December 31, 2004 and 2005 from Mexican GAAP to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 16) and 17). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.

/s/  Salles, Sainz - Grant Thornton, S.C.

Mexico City, Mexico
February 17, 2006

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated balance sheets
as of december 31, 2004 and 2005
(Amounts stated in thousands of 2005 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	2004		2005		Convenience translation 2005		2004		2005		Convenience translation 2005
CURRENT ASSETS:						CURRENT LIABILITIES:
Cash and cash equivalents (Note 3.d)	Ps.	497,069	Ps.	714,487	$66,706	Trade accounts payable	Ps.	4,217,198	Ps.	4,030,376	$376,287
Accounts receivable, net (Notes 3.f and 4)		3,700,261		4,161,762	388,554	Other payables and accrued liabilities		164,264		222,829	20,803
Inventories, net (Notes 3.c and 5)		3,817,600		3,590,104	335,182	Employee profit sharing (Notes 3.l and 12.d)		2,856		4,184	391
Prepaid expenses		8,891		10,680	997

						Total current liabilities		4,384,318		4,257,389	397,481
Total current assets		8,023,821		8,477,033	791,439

						RESERVE FOR RETIREMENT PENSIONS AND SENIORITY PREMIUM (Note 3.j)		55,615		87,707	8,188
						DEFERRED INCOME TAX (Notes 3.k and 9)		815,415		870,713	81,292

						DEFERRED EMPLOYEE PROFIT SHARING		8,181		2,888	270
PROPERTY AND EQUIPMENT, net (Notes 3.g and 6)		1,105,536		1,065,255	99,455
						Total liabilities		5,263,529		5,218,697	487,231

						STOCKHOLDERS’ EQUITY
						Capital stock (Note 11)		1,040,863		1,040,863	97,178
						Premium on stock sold		805,706		805,706	75,223
OTHER ASSETS, net		86,439		119,951	11,199	Reserve for share repurchases (Note 11)		983,841		983,841	91,854
						Retained earnings		3,275,675		3,873,936	361,682
						Deficit on restatement (Note 3.c)		(1,900,915)		(2,024,062)	(188,972)
						Accrued deferred income tax effect		(37,693)		(37,693)	(3,519)
						Additional employee retirement liability		-		(28,309)	(2,643)

GOODWILL, net (Note 3.h)		215,210		170,740	15,941	Total stockholders’ equity		4,167,477		4,614,282	430,803

Total assets	Ps.	9,431,006	Ps.	9,832,979	$918,034	Total liabilities and stockholders’ equity	Ps.	9,431,006	Ps.	9,832,979	$918,034

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2003, 2004 and 2005
(Amounts stated in thousands of 2005 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		2003		2004		2005	Convenience translation 2005
Net sales (Note 3.o and 13)	Ps.	21,229,791	Ps.	21,255,521	Ps.	21,873,753	$2,042,196
Cost of sales		19,119,246		19,067,357		19,616,592	1,831,461

Gross Profit		2,110,545		2,188,164		2,257,161	210,735

Operating expenses
Selling		528,857		582,904		542,977	50,694
Administrative		779,578		780,878		818,945	76,459

		1,308,435		1,363,782		1,361,922	127,153

Operating income		802,110		824,382		895,239	83,582

Comprehensive cost of financing, net
Interest income		(3,297)		(6,236)		(27,216)	(2,541)
Interest expense		68,901		30,805		13,029	1,216
Exchange loss, net (Note 3.I)		193		2		2,682	250
(Gain) loss on monetary position (Note 3.c)		(15,475)		(8,250)		9,937	928

		50,322		16,321		(1,568)	(147)

Other income, net		(37,298)		(51,562)		(38,413)	(3,586)

Income before provisions		789,086		859,623		935,220	87,315

Provisions for:
Income tax (Notes 3.k, 12.a and 12.e)		171,655		59,813		307,671	28,724
Income tax offset by prior year tax loss carryforwards		(140,504)		(38,294)		(188,344)	(17,584)
Asset tax (Note 12.b)		-		10,687		-	-
Deferred income tax (Notes 3.k and 9)		130,342		147,164		88,437	8,257

		161,493		179,370		207,764	19,397

Employee profit sharing (Notes 3.k and 12.d)		1,558		1,645		4,259	398
Deferred employee profit sharing (Notes 3.k and 12.d)		-		8,181		(5,028)	(469)
		163,051		189,196		206,995	19,326

Net income	Ps.	626,035	Ps.	670,427	Ps.	728,225	$67,989

Net income per share (Note 3.n)	Ps.	2,359	Ps.	2,526	Ps.	2.744	$0.256

Weighted average shares outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of stockholders’ equity
for the years ended December 31, 2003, 2004 and 2005
(Amounts stated in thousands of 2005 year end constant Mexican pesos (Ps.) )

	Capital stock
		Historical		Restatement		Premium on stock sold		Reserve for share repurchases		Retained earnings		Deficit on restatement		Accrued deferred income tax effect		Additional employee retirement liability		Total
Balances as of January 1, 2003	Ps.	167,903	Ps.	872,960	Ps.	805,706	Ps.	983,841	Ps.	2,207,889	Ps.	(1,631,542)	Ps.	(37,693)	Ps.	-	Ps.	3,369,064
Dividends paid		-		-		-		-		(111,131)		-		-		-		(111,131)
Comprehensive income		-		-		-		-		626,035		(252,470)		-		-		373,565
Balance as of December 31, 2003		167,903		872,960		805,706		983,841		2,722,793		(1,884,012)		(37,693)		-		3,631,498
Dividends paid		-		-		-		-		(117,545)		-		-		-		(117,545)
Comprehensive income		-		-		-		-		670,427		(16,903)		-		-		653,524
Balance as of December 31, 2004		167,903		872,960		805,706		983,841		3,275,675		(1,900,915)		(37,693)		-		4,167,477
Dividends paid		-		-		-		-		(129,964)		-		-		-		(129,964)
Comprehensive income		-		-		-		-		728,225		(123,147)		-		(28,309)		576,769
Balance as of December 31, 2005	Ps.	167,903	Ps.	872,960	Ps.	805,706	Ps.	983,841	Ps.	3,873,936	Ps.	(2,024,062)	Ps.	(37,693)	Ps.	(28,309)	Ps.	4,614.282

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Casa Saba, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
for the years ended December 31, 2003, 2004 and 2005
(Amounts stated in thousands of 2005 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		2003		2004		2005	Convenience translation 2005
Operating activities:
Net income	Ps.	626,035	Ps.	670,427	Ps.	728,225	$67,989

Add - Non cash items:
Depreciation and amortization		99,865		107,530		130,012	12,138
Allowance for doubtful accounts		87,639		90,828		70,452	6,578
Loss on sale of property and equipment		8,703		1,464		4,444	415
Provision for retirement pensions and seniority premium		13,917		14,071		19,261	1,798
Deferred income tax		130,342		147,164		88,437	8,257
Deferred employee profit sharing		-		8,181		(5,028)	(469)

		966,501		1,039,665		1,035,803	96,706
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable		(505,945)		283,768		(531,953)	(49,665)
Inventories		(248,812)		(521,910)		104,349	9,742
Prepaid expenses		(1,598)		8,213		(1,789)	(167)
Trade accounts payable		(134,301)		334,109		(186,822)	(17,442)
Other payables and accrued liabilities		143,906		(65,018)		58,565	5,468
Employee profit sharing		(2,332)		1,298		1,328	124

		(749,082)		40,460		(556,322)	(51,940)

Net cash provided by operating activities		217,419		1,080,125		479,481	44,766

Investing activities:
Additions of property and equipment, net of retirements		47,800		116,583		45,261	4,226
Increase in other assets		2,145		2,499		41,137	3,841
Reserve for retirement pensions and seniority premium		12,806		12,106		12,297	1,148

Net cash used in investing activities		62,751		131,188		98,695	9,215

Financing activities:
Dividends paid		(111,131)		(117,545)		(129,964)	(12,134)
Bank loans, net of payments made		(8,695)		(402,998)		-	-
Effect in change of bank loans due to the
restatement		(17,204)		(20,919)		-	-
Deferred income tax		98,652		(96,369)		(33,139)	(3,094)
Deferred employee profit sharing		-		-		(265)	(25)

Net cash (used in) financing activities		(38,378)		(637,831)		(163,368)	(15,253)

		2003		2004		2005	Convenience translation 2005
Net increase in cash and
cash equivalents		116,290		311,106		217,418	20,298

Cash and cash equivalents
at beginning of year		69,673		185,963		497,069	46,408

Cash and cash equivalents
at end of year	Ps.	185,963	Ps.	497,069	Ps.	714,487	$66,706

Supplementary information:

Income tax and asset tax paid	Ps.	175,790	Ps.	100,172	Ps.	266,846	$24,913

Employee profit sharing paid	Ps.	1,417	Ps.	1,579	Ps.	2,583	$241

Interest paid	Ps.	55,369	Ps.	21,219	Ps.	4,107	$383

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CASA SABA, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003, 2004 AND 2005

(Amounts stated in thousands of 2005 year end constant Mexican pesos (Ps.) and thousands
of U.S. dollars ($), except as indicated otherwise)

1.      Description of business:

Grupo Casa Saba, S.A. de C.V. (the Company), through its consolidated subsidiaries (the Company and its subsidiaries collectively the Group), distributes pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its five product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the five product lines is shown in Note 13).

The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2004	2005
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Servicios Corporativos Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Distribuidora Saba)	99.9%	99.9%
Other companies (real estate and service companies)		99.9%	99.9%

During 2004 and 2005, the Group’s management approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)    Through an assignment of rights and obligations agreement dated November 30, 2004, Casa Saba sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 263,337 (Ps. 254,319 historical Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 149,796 (Ps. 144, 666 historical Mexican pesos).

b)    Through an assignment of documents for collection agreements dated August 31, October 31 and October 31, 2005, the Group’s subsidiaries Casa Saba, Drogueros and Citem sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 127,421, Ps.37,275 and Ps. 206,629, respectively (Ps. 124,930, Ps. 36,782, Ps. 203,900 historical Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 87,872, Ps. 16,483, and Ps. 87,668, respectively (Ps. 86,153, Ps. 16,265 and Ps. 86,510 historical Mexican pesos).

The Company accrues a gain on the collection rights acquired as discussed in paragraphs a) and b) above, which is recognized in income when realized. At 2004 and 2005 fiscal year end, that gain amounted to Ps. 28,609 (Ps. 27,686 historical Mexican pesos) and Ps. 63,003, respectively.

c)    Pursuant to a specific contract dated September 28, 2005, the Group decided to renew its technological platform to increase its competitive advantage, simplify and make execution processes more efficient, as well as to redocument its application functions with IBM tools. This investment will allow the Group to improve product distribution to its customers and suppliers throughout the country. The investment would approximate to Ps. 74,000, which would be applied over a 28 month period. At 2005 fiscal year end, the amount was Ps. 28,700 and was included in the line item “Other assets”.

2.    Basis of presentation:

     These financial statements have been prepared based on the Mexican GAAP issued by the Mexican Institute of Public Accountants (MIPA), which is described in Note 3. Certain accounting principles applied by the Group in accordance with Mexican GAAP differ in certain material respects to U.S. GAAP, as discussed in Note 16. A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican GAAP to U.S. GAAP is included in Note 17.

Convenience translation

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2005. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos as a matter of arithmetic computation only by using the rate of Ps. 10.7109 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette as of December 31, 2005. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3. Significant accounting policies:

a)    Use of estimates

Preparing the accompanying financial statements requires the Group’s management to make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses incurred during the periods. Those estimates and assumptions are made on a going concern basis.

The most significant line items subject to the estimates and assumptions foregoing discussed, apply mainly to property and equipment and goodwill, allowance for doubtful accounts and slow-moving inventories, labor obligations derived from defined benefits, income tax and valuation of contingencies. Actual results may differ from these estimates and assumptions.

b)    Basis of consolidation

The accompanying financial statements are presented on a consolidated basis under Mexican GAAP. Those financial statements include the results of operations of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they are acquired and/or incorporated up to the date when they are sold and/or at the fiscal year end of the last year reported. The accounting consolidation was made based on the subsidiaries’s audited financial statements, prepared in accordance with Mexican GAAP. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements. The accounting consolidation under Mexican GAAP is virtually identical to the method under U.S. GAAP.

c)    Recognition of the impact of inflation on the financial information

The Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the fiscal year end of the last period reported to recognizing the impact of inflation. Consequently, the amounts of the financial statements for the current year are comparable to one another and with those of prior years. Accordingly, all prior years financial statement amounts presented herein differ from those originally reported.

The impact of inflation on the financial information is recognized under Bulletin B-10, “Recognition of the Impact of Inflation on the Financial Information”, as amended (Bulletin B-10) and issued by MIPA by applying the following procedures:

i)     The amounts of the accompanying financial statements and their notes are presented for comparative purposes in Mexican pesos of purchasing power of the currency as of December 31, 2005, by applying the inflation factor derived from the National Consumer Price Index or NCPI factor.

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

iii)   Monetary position represents the impact of inflation, as measured by the NCPI, on the purchasing power of the currency applicable to monetary items. The resulting gain or loss on monetary position is included in the comprehensive cost of financing.

iv)   Inventories are initially recorded at acquisition cost. Subsequently, they are restated to their replacement cost, which do not exceed their net realizable values. Cost of sales is restated by applying the same method.

v)    Property and equipment are initially recorded at acquisition cost. Those fixed assets along with their depreciation are restated based on "adjustments due to changes in the general price level method" by applying the relevant NCPI factor to the value of those assets determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 6), as well as to the historical cost of acquisitions made subsequent to that date. The carrying value of property and equipment is subject to periodic impairment valuation.

Depreciation is calculated on the restated value of fixed assets by using the straight-line method based on the remaining economic useful lives thereof.

vi)       Goodwill is restated by applying the relevant NCPI factor to the historical cost thereof. The carrying value of goodwill is subject to periodic impairment valuation.

vii)      Stockholders’ equity is restated based on the NCPI factor by considering the age of contributions and that of earnings or losses generated. The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the purchasing power of the currency at fiscal year end of the last year reported.

viii)     The deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus (less) the deficit (surplus) generated by the valuation of nonmonetary assets (inventories), based on the replacement cost above or below inflation by considering the NCPI factor. The resulting deficit is included in stockholders’ equity as a component of comprehensive income of the year.

d)    Cash and cash equivalents

Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of highly liquid investments which when acquired have maturity dates of ninety days or less, payable on demand at market variable interest rates. Investments are made in banking institution and valued at market value (cost plus accrued interest). Interests and market fluctuation are included in comprehensive cost of financing.

e)    Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet at fair value. The valuation effect is recognized in income. Revenues and expenses generated by financial instruments are recognized in income when earned or incurred, respectively.

The Group’s financial instruments are comprised mainly of cash and cash equivalents, and bank loans. As of December 31, 2004, and 2005, the carrying value of financial instruments approximates their fair value due to their short-term nature.

f)    Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss inherent in all receivables by considering the general historical trend of payment performance of customers and factors surrounding the specific customer’s credit risk.

g)    Property and equipment

In accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the MIPA, the Group periodically assesses the restated value of long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations regarding operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recovered. An impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof by considering net present value of cash flows estimated to be generated by those assets. The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless indications mentioned are of a temporary nature. Bulletin C-15 contemplates the reversal of the recognition of impairment. Property and equipment to be disposed of are recorded at the lower of carrying value and the fair market value thereof, less sale related costs.

At 2004 and 2005 fiscal year end, the Group completed the fair value based impairment test on its property and equipment. As a result, the fair value of those long-lived assets was equivalent to or greater than the carrying value thereof recorded at that date. Accordingly, no impairment charges resulted from the assessment performed on the carrying value of property and equipment.

h)    Intangible assets and Goodwill

Intangible assets refer to costs incurred and/or rights or privileges acquired that generate specific future economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed when incurred; and (iii) intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. The Group’s goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired at the acquisition date.

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

At 2004 and 2005 fiscal year end, the Group completed the fair value based impairment test on its goodwill. As a result, the Group recorded an operating expense for goodwill impairment in the amount of Ps. 24,683 (Ps. 23,888 historical Mexican pesos) and Ps. 44,921, respectively.

i)     Provisions, contingent assets and liabilities and commitments

The Group recognizes the liabilities of present obligations on which the transfer of assets or the rendering of future services are virtually unavoidable, and arise as a consequence of past transactions or events. Provisions are recognized when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated.

Significant obligations or losses related to contingencies are periodically evaluated. They are only accounted for when it is likely that present obligations will require the disbursement of economic resources, and there are reasonable elements for their quantification. If there are no such reasonable elements, they are disclosed qualitatively in the notes to the financial statements. Contingent revenues, income or assets are only recognized when their realization is practically certain.

Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted substantially exceed the immediate needs of the Group, or represent contractual obligations regarding restrictive covenants or significant events related to liabilities.

j)     Labor obligations

i)     Members of the Group that have personnel recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Retirement pensions are granted to all personnel that have completed at least ten years of service and have reached sixty-five years of age. In addition, those subsidiaries are required to pay certain severance benefits to employees upon termination of the employer/employee relationship when they complete that employment relationship prior to retirement age.

Projected benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations" issued by the MIPA.

Effective January 1, 2005, the revised Bulletin D-3 requires that severance benefits to employees upon termination of the employer/employee relationship referred to above were assessed. Accordingly, severance benefits granted to employees due to causes other than restructuring, are valued by using the projected unit credit method, whereas severance benefits due to restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of MIPA. At 2005 fiscal year end, the unrecognized net transition obligation amounted to Ps. 4,102, and will be amortized over the average remaining labor life of employees. Up to December 31, 2004, these severance benefits were expensed when paid.

Members of the Group with employees have created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations derived from defined benefits. During 2004 and 2005, contributions to the fund based on actuTimes New Roman computations amounted to Ps. 10,718 (Ps. 10,372 historical Mexican pesos) and Ps. 14,455, respectively. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

ii)    The relevant information of the study performed by independent actuaries, regarding labor obligations is summarized below. The rates referred to below with regard to actuTimes New Roman assumptions are stated in real terms (nominal rates discounted by inflation).

	December 31,
	2004		2005
Labor liability
Vested benefit obligation	Ps.	114,913	Ps.	125,736
Non-vested benefit obligation		24,274		12,702

Accumulated benefit obligation		139,187		138,438
Additional benefit related to future
compensation increases		9,515		25,001

Projected benefit obligation		148,702		163,439
Fair value of plan assets		59,637		67,094

Unfunded projected benefit obligation		89,064		96,345
Unrecognized net transition obligation		(41,815)		(44,607)
Negative amendments		16,452		15,411
Unrecognized net loss		(39,669)		(42,516)

Unfunded accrued pension cost
and seniority premium to be recognized
under U.S. GAAP and Mexican GAAP	Ps.	24,032	Ps.	24,633

Additional employee retirement liability		31,584		63,074

Net actual obligation	Ps.	55,615	Ps.	87,707

Net periodic cost
Service cost	Ps.	5,028	Ps.	8,196
Interest on projected benefit obligation		7,839		8,458
Expected return on plan assets		(3,248)		(3,483)
Amortization of net transition obligation		3,567		5,132
Amortization of amendments		(989)		(1,007)
Amortization of losses		1,873		1,965

Net periodic cost under U.S. GAAP
and Mexican GAAP	Ps.	14,071	Ps.	19,261

Assumptions (real rates)
Discount rate		5.5%		5.5%
Salary increase rate		1%		1%
Return on plan assets		7.5%		6%

	December 31,
	2004		2005
Change in projected benefit obligation
Actual projected benefit obligation at
Beginning of year	Ps.	152,083	Ps.	158,904
Service cost		5,028		13,470
Interest on projected benefit obligation		7,839		8,375
ActuTimes New Roman loss		-		(4,463)
Benefits paid		(16,248)		(12,848)

Projected benefit obligation at end of year	Ps.	148,702	Ps.	163,438

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	52,242	Ps.	59,637
Actual return on plan assets		(16,622)		4,468
Employer contributions		10,717		14,455
Benefits paid		13,300		(11,466)

Fair value of plan assets at end of year	Ps.	59,637	Ps.	67,094

Funded status	Ps.	89,064	Ps.	96,344
Unrecognized net transition obligation		(41,815)		(44,606)
Negative amendments		16,452		15,411
Unrecognized net loss		(39,669)		(42,516)

Unfunded accrued pension cost and seniority
premium to be recognized under U.S. GAAP
and Mexican GAAP	Ps.	24,032	Ps.	24,633

Amounts recognized in the statement of
financial position consist of:
Unfunded accrued pension cost and seniority
premium to be recognized	Ps.	24,032	Ps.	24,633

Accrued benefit liability		(63,014)		(63,074)
Intangible asset		31,584		34,765
Accumulated other comprehensive income		31,430		28,309
-				-

Net amount recognized	Ps.	24,032	Ps.	24,633

At 2005 fiscal year end, the additional employee retirement liability (net actual obligation over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry. The intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’s equity as a debit item in the amount of Ps. 28,309.

k)    Income tax and employee profit sharing

i)     The Group records the provision for both income tax and employee profit sharing based on the amount payable determined based on taxable income that is obtained as provided for in the applicable provisions in effect.

ii)    The deferred income tax effect is determined by applying the “comprehensive asset and liability method” in accordance with Mexican GAAP. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances. The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences that are realized will be applied. Asset tax paid in the current year and in prior years that may be recoverable is recognized as deferred income tax asset under certain circumstances. The deferred income tax liability and/or asset are classified as a noncurrent item. The deferred employee profit sharing effect is determined under the same method.

In the event that it is likely that a portion or the entire deferred income/employee profit sharing asset may not be realized, the Group periodically performs the valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded. Any reduction in the deferred income tax/employee profit sharig asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. As of December 31, 2003, 2004 and 2005, the Group determined that there was no valuation allowance to be recognized.

iii)   The Group prepares its income tax return and asset tax return on a consolidated basis. The Group’s consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for controlled companies. The Group recognizes the impact of the eliminations that should be recorded for accounting and tax consolidation purposes. Consequently, the Group’s consolidated financial statements reflect the amount of the provision for income tax of the Company and that of its consolidated subsidiaries, adjusted for the impact of consolidation.

l)     Foreign currency transactions

Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary items on the balance sheet are translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Resulting exchange fluctuation is recorded in income in the comprehensive cost of financing.

m)        Comprehensive income

Comprehensive income consists of the consolidated net income for the period, plus (less) other results (i.e. deficit on restatement) for the same period reflected in the stockholders’ equity pursuant to specific accounting principles. Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

n)    Earnings per share

     Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share" issued by the MIPA.

o)    Revenue recognition

Revenues are recognized in the period on which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determined, and (iv) collection is reasonable assured.

4.    Receivables:

	2004		2005
Trade receivables	Ps.	3,728,205	Ps.	4,101,327
Allowance for doubtful accounts		(325,819)		348,872
		3,402,386		3,752,455
Other receivables		70,976		66,513
Related parties		3,786		3,870
Value added tax recoverable		59,024		61,052
Income tax recoverable		150,682		259,243
Asset tax recoverable		13,407		18,629
	Ps.	3,700,261	Ps.	4,161,762

5.    Inventories:

	2004		2005
Pharmaceutical products	Ps.	2,523,571	Ps.	2,417,078
Beauty care products		318,980		305,519
Books and magazines		284,618		219,646
Electric appliances		3,579		3,248
Groceries		90,756		95,928
Other		12,278		12,178
		3,233,782		3,053,597
Estimate for slow-moving inventory		(7,251)		7,022
		3,226,531		3,046,575
Merchandise-in-transit		591,069		543,529
	Ps.	3,817,600		Ps.3,590,104

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.    Property and equipment:

		2004		2005
		Total		Original cost		Restatement		Total
Buildings	Ps.	838,114		Ps. 247,039	Ps.	595,502	Ps.	842,541
Machinery and equipment		93,973		39,690		55,103		94,793
Transportation equipment		238,581		174,126		86,994		261,120
Office equipment		143,780		44,158		100,573		144,731
Computer equipment		303,874		151,425		156,181		307,606
		1,618,322		656,438		994,353		1,650,791

Less-accumulated depreciation		(833,010)		(313,349)		(591,678)		(905,027)
		785,312		343,089		402,675		745,764
Land		320,224		57,834		261,657		319,491
	Ps.	1,105,536	Ps.	400,923	Ps.	664,332	Ps.	1,065,255

       As of December 31, 2004 and 2005, the net restated value of the property and equipment of the subsidiary Drogueros, that is included in the foregoing summary amounted to Ps. 117,082 and Ps. 113,204, respectively. The restatement for that property and equipment is determined by applying the applicable NCPI factor to the original cost thereof from their respective dates of acquisition.

     The average annual depreciation rates for 2004 and 2005 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

7.    Related party balances and transactions:

As of December 31, 2004 and 2005, the receivable balances from related parties were as follows:

		2004		2005
Aeroxtra, S.A. de C.V.	Ps.	2,067	Ps.	2,000
Xtra Inmuebles, S.A. de C.V.		1,719		1,870
	Ps.	3,786		3,870

At 2004 year end, the receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services, as well as the leasing of real property, respectively. During 2004, amounts paid to these related parties were expensed in the amounts of Ps. 10,727 and Ps. 4,952, respectively.

At 2005 year end, the receivable balances from those related parties represented prepaid flight services and leasing of real property. During 2005, amounts paid to those related parties were expensed in the amounts of Ps. 11,365 and Ps. 4,792, respectively. Those amounts were included in the line item “Accounts receivable”.

During 2004 and 2005, the Group had no other material related party agreements, except for the balances and transactions referred to above. The Group’s management estimates that all related party transactions were agreed upon on an arm’s length basis.

8.    Bank loans:

a)    On December 31, 2003, Casa Saba obtained an unsecured loan from Scotiabank Inverlat, S.A. (Scotiabank) in the amount of Ps. 423,916 (Ps. 390,000 historical Mexican pesos), which bore interest at a 7.29% annual market rate. The proceeds from this loan were used for the working capital. The loan was paid in full on its due date, January 7, 2004.

b)    During the years ended December 31, 2004 and 2005, Casa Saba obtained various unsecured loans from Scotiabank and Banco Santander Serfin in various amounts. These loans bore variable interest at market rates. The proceeds from these loans were used for the working capital. Each loan was paid in full on its due date. At years ended 2004 and 2005, the Group had no bank debts payable.

c)    Applicable interest rates are adjusted monthly, in accordance with market rates in effect.

9.    Deferred income tax and employee profit sharing:

As of December 31, 2004 and 2005, the deferred income tax effect was as follows:

		2004		2005
Inventories	Ps.	3,873,180	Ps.	-
Cumulative inventory		-		3,058,383
Allowance for doubfoul accounts and estimate for low-moving inventory		(303,713)		(337,176)
Property and equipment		385,775		457,603
Other		217		362,707
Excess of accounting over tax values of assets and liabilities		3,955,459		3,541,517
Tax loss carryforwards		(757,373)		(11,400)
		3,198,086		3,530,117
Income tax rate		28%		28%
Deferred income tax		895,464		988,433

Less- Asset tax recoverable		(80,049)		(117,720)

Deferred income tax liability	Ps.	815,415	Ps.	870,713

Effective January 1, 2005, the Company and its subsidiaries with stock on hand in inventories as of December 31, 2004 (base inventory) chose to deduct the cost of sales of the base inventory for income tax purposes in 2005. Due to the foregoing, those Companies will treat the value of “cumulative inventory” (see next paragraph) as taxable income for income tax purposes, determined at 2004 year end as provided for in the Income Tax Law. Effective 2005 to 2012 accumulation is annual. Accumulation term was determined pursuant to the provisions of the Income Tax Law.

As of January 1, 2005, the cumulative inventory amount discussed above (which allows setting off tax loss carryforwards) amounted to Ps. 3,187,513 (see section ii) Note 12a). Tax loss carryforwards applied amounted to Ps. 554,351. Up to 2004 year end, purchases of inventories were deductible for tax income purposes when made regardless of the date sold, which mainly generated the deferred income tax liability at that date.

The Group recognizes the deferred income tax asset derived from tax loss carryforwards. Their realization depends on generating sufficient taxable income prior to the expiration of those tax loss carryforwards. Management estimates a high likelihood that the deferred income tax asset will be realized by taking into account the Group’s business plan. The deferred income tax asset realization attributable to other temporary items depends on generating sufficient taxable income in the periods on which such items are deductible for income tax purposes.

As of December 31, 2003, 2004 and 2005, the provision for deferred income tax applied to income amounted to Ps. 130,342, Ps. 147,164 and Ps. 88,347, respectively; whereas the provision for deferred employee profit sharing amounted to Ps. 8,181 and Ps. (5,028) in 2004 and 2005, respectively. At 2003 fiscal year end, there was no deferred employee profit sharing effect.

Effective January 1, 2005, the amendments to the Income Tax Law set forth the income tax rate will be reduced gradually. Therefore, a tax income rate of 30%, 29% and 28% should be applied to the taxable income obtained in 2005, 2006 and 2007, respectively (33% in 2004). At 2005 year end, the decrease in the income tax rate had no significant impact on the deferred income tax determined, whereas the decrease in the income tax rate for 2004 year end represented a reduction in the deferred income tax liability in the amount of Ps. 63,960.

10.    Foreign currency position:

As of December 31, 2004 and 2005, assets and liabilities denominated in U.S. dollars were as follows:

	2004	2005

Current assets	$5,554	$9,728
Current liabilities	1,048	4,736

Net position in U.S. dollars	$4,506	$4,992

Net position (at fiscal year end constant Mexican pesos)	Ps. 50,556	$53,473

As of December 31, 2004 and 2005, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year end exchange rate of Ps. 11.22 (pesos), and Ps. 10.7109 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

As of February 17, 2006, issue date of the accompanying financial statements, the consolidated net U.S. dollar position was similar to that of December 31, 2005 and the exchange rate was Ps. 10.52 (pesos) per dollar.

11.      Stockholders’ equity:

Capital structure

As of December 31, 2004 and 2005, paid-in capital stock was as follows:

	Number	Par value
		2004		2005
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173
				Ps.
	265,419,360	Ps.	167,903		167,903

At fiscal year end constant Mexican pesos		Ps.	1,040,863	Ps.	1,040,863

As of December 31, 2004 and 2005, capital stock was comprised of 265,419,360 fully paid and non-assessed Ordinary Shares, with no par value. Variable capital shares may not exceed ten times the amount of fixed capital stock.

    Repurchase and resale of own shares (restricted earnings)

At the General Ordinary and Extraordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15% of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases was appropriated from retained earnings. At 2004 and 2005 year end, the Stockholders’ Meeting resolved to maintain the same level of the reserve approved by its similar on April 22, 2003. During 2004 and 2005, the stockholders did not approve a specific number of shares and peso amount for repurchase or resale of its own shares.

As of December 31, 2004 and 2005, the number of own shares available for resale was 14,729,720 in the amount of Ps. 100,446 historical Mexican pesos. Those shares cannot be represented at the stockholders’ meeting, as long as the shares belong to the Company.

Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock. Equity in earnings of subsidiaries is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. As of December 31, 2004 and 2005, the Company’s legal reserve amounted to Ps. 59,586 at fiscal year end constant Mexican pesos, which is included in the balance sheet under the line item "Retained earnings".

Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (NTIA). Any dividends paid out in excess of NTIA are subject to a 40.9% in fiscal 2006 (42.9% in fiscal 2005) tax rate payable by the Company, except as discussed in the following paragraph “Dividends among companies of the Group”. The resulting income tax may be offset against income tax due in the same year and the subsequent two years. The consolidated balance of NTIA is determined as provided for in currently enacted tax legislation. As of December 2004, and 2005, the consolidated balance of NTIA amounted to Ps. 111,978 and Ps. 329,180, respectively.

In April 2004 and 2005, dividends were declared at the Company’s Stockholders’ Meetings in the amounts of Ps. 117,545 and Ps. 122,592 (Ps. 110,000 and Ps. 120,000 historical Mexican pesos), of retained earnings, respectively. Dividends paid in 2005 were paid out of the consolidated NTIA up to the amount of Ps. 102,798 historical Mexican pesos. The remaining balance amounting to Ps. 17,202 was subject to income tax amounting Ps. 7,372 that was applied to retained earnings. Dividends paid in 2004 did not exceed the consolidated NTIA balance at that date. Therefore, no income tax was due.

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

Dividends among companies of the Group

Dividends distributed among consolidating companies that are not paid out of the NTIA will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidates. During 2004 and 2005, no corporate changes of that nature occurred.

At stockholders’ meetings held on April 2, 2004 and on April 1, 2005, the stockholders of Casa Saba declared the payment of dividends in the amounts of Ps. 96,174 and Ps. 115,441 (Ps. 90,000 and Ps. 113,000 historical Mexican pesos), of the retained earnigs, respectively. These payments were made out of the NTIA of Casa Saba.

12.  Tax system:

a)    Consolidated income tax due

i)     In accordance with the recently enacted tax provisions, effective January 1, 2005, the income tax rate will be reduced gradually. Therefore, a 30% tax income rate will be applied in fiscal 2005, 29% in fiscal 2006, and finally 28% in fiscal 2007 (33% in fiscal 2004).

As the Holding Company, the Group determines the amount of income and asset taxes on a consolidated basis. For this purpose, effective fiscal 2005, the Holding Company includes in the consolidated taxable income and/or consolidated tax loss the taxable income and/or tax loss generated in the year by its consolidated subsidiaries at 100% of the average equity stake that the Holding Company holds in the capital stock of all of its consolidated subsidiaries. In addition, the Holding Company includes its individual taxable income and/or tax loss generated in the year at 100%, as well. Accordingly, effective January 1, 2005, “consolidating tax equity” of controlled subsidiaries referred below is equivalent to the equity stake that the Holding Company holds, directly or indirectly, in the capital stock of each one of the consolidated subsidiaries.

During the 1999-2004 period, tax authorities allowed partial tax consolidation due to the equity stake of the Holding Company in the capital stock of its consolidated subsidiaries should have been multiplied by the 0.60 factor to determine the consolidating tax equity of taxable income and/or tax loss of each one of its subsidiaries which was included in consolidated taxable income and/or consolidated tax loss. On the other hand, consolidating tax equity of the Holding Company was 0.60 from 2002 to 2004. The remaining 0.40 of the individual taxable income and/or tax loss was reported individually by the Holding Company and for each one of its consolidated subsidiaries.

Taxes are computed in Mexican pesos as of the date on which the transactions occurred. Under Mexican GAAP, they are restated to fiscal year end Mexican pesos by applying the NCPI factor.

ii)    Effective 2005, the Income Tax Law set forth the change in the tax deduction of merchandise when acquired for the tax deduction of the cost of sales of those goods up to the time when they are sold. Accordingly, the value of stock on hand as of December 31, 2004 is not deductible from the taxable income determined subsequent to that year. Nevertheless, the Law established a transition regime for its tax deduction.

As a result of applying that transition regime, the Company and its subsidiaries with inventories deducted the cost of sales of stock on hand as of December 31, 2004 for tax purposes in 2005. However, those inventories should be accumulated pursuant to certain rules, that is, the value thereof (cumulative inventory amounting to Ps. 3,187,513) should be accumulated at the taxable income that should be determined effective 2005, without exceeding 2012, as explained in Note 9). The Companies determined cumulative inventories in the amount of Ps. 129,130 that is added to the taxable income of income tax in 2005.

iii)   One of the Group’s consolidated subsidiaries (Transportes Marproa, S.A. de C.V., of which assets and revenues are not material to the Group’s consolidated operations), is authorized to pay its annual income and asset taxes separately from the Group under a special tax regime known as the “administrative facilities,” which basically considers cash-in and cash-out with regard to all of its transactions carried out during the year.

iv)       Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards of prior year and until fiscal 2004, the deduction of inventory purchases instead of the book cost of sales.

      At 2004 and 2005 year end, the Group generated consolidated taxable income for income tax in the amount of Ps. 116,040 (Ps. 112,300 historical Mexican pesos) and Ps. 1,025,570, respectively. At 2004 year end, income tax due was entirely offset by the tax benefit effect of the partial amortization of the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 38,294 (Ps. 37,059 historical Mexican pesos). At 2005 year end, income tax due was partially offset by the remaining tax loss carryforwards in the amount of Ps. 627,813. The income tax effect offset amounted to Ps. 188,344. The effect of the offsets discussed is shown in the accompanying income statement.

b)    Consolidated asset tax due

i)     Consolidated asset tax due is determined by applying a 1.8% annual tax rate to the average restated value of the assets, less the average face value of certain debts (“Group’s net asset position”). Pursuant to the amendments to the Asset Tax Law, effective 2005: a) the consolidated lending position is determined by considering both the value of assets and value of debts of its controlled companies and the value of its own assets and debts in the 100% consolidating tax equity, and b) the amount of debts with the financial system and nonresidents are deductible from the taxable income of asset tax.

     At 2004 year end, the consolidated lending position was determined by considering both the value of assets and value of debts of its controlled companies and the value of its own assets and debts in the 60% consolidating tax equity, whereas the fiscal deduction of the amount of debts with the financial system and nonresidents was not permitted.

     Asset tax is only paid on the amount on which it exceeds income tax for the year. Income tax paid during the year may be credited against asset tax due in the same year. Likewise, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. As of December 31, 2004, the consolidated asset tax due amounted to Ps. 20,902 (Ps. 20,228 historical Mexican pesos). In 2005, there was no asset tax payable.

c)    Tax loss carryforwards and recoverable asset tax

i)     Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred up to the sixth month of the year when they can be offset against taxable income. As discussed in paragraph a) above, prior year consolidated tax loss carryforwards were fully offset in the amount of Ps. 627,813 in fiscal 2005. On the other hand, recoverable asset tax recoverable can be restated from the date on which the recoverable balance is generated up to the date when that balance is recovered.

As of December 31, 2005, the consolidated recoverable asset tax was as follows:

Year incurred	Asset tax recoverable
1995	Ps. 4,178
1996	15,658
1999	8,051
2001	3,212
2002	32,934
2003	32,038
2004	21,649
Ps. 117,720

ii)    The Holding Company has incurred individual tax loss carryforwards derived from the sale of stock (whose return is not considered interest as provided for in the Income Tax Law) in the amount of Ps. 421,687 (Ps. 352,997 historical Mexican pesos). That amount may be applied only in the Holding Company, if certain requirements are met. This tax loss carryforwards expires in fiscal 2006, pursuant to currently enacted tax legislation.

iii)   Tax loss carryforwards of the subsidiaries expire individually over a ten year term, effective the date on which the tax losses are incurred. The effect of these restated tax loss carryforwards should be reversed in the tax consolidation on the year that the subsidiary loses its carryforward right.

d)    Employee profit sharing

The Federal Labor Law provides that the Group’s consolidated subsidiaries that have personnel are required to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income for each subsidiary, determined as provided for in the Income Tax Law. As of December 31, 2003, no deferred effect was recorded. At 2004 and 2005 year end, the deferred employee profit sharing in the amount of Ps 8.181 and Ps. (5,028) was applied to the income statement, respectively.

e)    Provisions for income tax

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group’s provisions for income tax in each year:

	Year ended December 31,
	2003	2004	2005
Statutory income tax rate	34%	33%	30%
Permanent differences:
Comprehensive cost of financing vs. annual inflationary adjustment	3	15	1
Non-deductible items	(10)	(35)	(3)
Other (cumulative inventory)	-	-	(4)

Temporary differences:
Depreciation	4	9	1
Book cost of sales vs. purchases, labor and overhead	16	225	-
Application of prior year tax loss carryforwards	26.5	(226.1)	(2.8)
	20.5%	20.9%	22.2%

In fiscal 2003, 2004 and 2005, the Group generated consolidated taxable income for income tax purposes in the amounts of Ps. 413,234, Ps. 116,040 and Ps. 1,025,570, respectively (Ps.380,182, Ps.112,300 and Ps. 1,025,570 historical Mexican pesos, respectively). At those fiscal year end, income tax due was fully offset by the tax benefit effect of the amortization of the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 140,504, Ps. 38,294 and Ps. 188,344, respectively. That effect is shown in the accompanying statement of income.

13.   Segment information:

Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment as discussed in Note 1).

As of December 31, 2003, 2004 and 2005, revenue attributable to each of the five product lines, were as follows:

		2003		2004		2005
Pharmaceutical products	Ps.	17,736	Ps.	18,396	Ps.	18,937
Health and beauty aids/other products		2,618		1,945		1,925
Entertainment products		693		737		795
Food/non-perishable products		161		176		212
Office/electronic products		22		2		5
Total	Ps.	21,230	Ps.	21,256	Ps.	21,874

14.      Contingencies and Commitments:

a)    In March 2002, a favorable ruling was handed down for the Group by the Federal Tax Court relating to the writ of amparo (appeal for constitutional relief) against the tax amendment that bound taxpayers to determine 60% consolidating tax equity, effective 1999, as discussed in section i) of Note 12a), instead of 100%. Notwithstanding the foregoing, during the period from 1999 to 2004, the Group determined its consolidated taxable income or consolidated tax loss, as the case may be, based on the 60% discussed.

b)    On June 24, 2004, the SAT (Tax Authority) determined an income tax liability payable by Casa Saba for fiscal 1995. At the date of the auditors’ report, the expert appointed by the Tax Authority has not issued the relevant opinion. The advisors of Casa Saba deem that there are sufficient and reasonable elements for a ruling to be handed down in favor of the interests thereof. Accordingly, Management deems that there are no elements to quantify and recognize the probable disbursement of economic resources regarding this contingency, in conformity with Mexican GAAP.

c)    The Group is involved in various lawsuits and claims derived from the normal course of its operations. Management deems that they will have no significant impact on its financial position and future operating income.

d)    In accordance with currently enacted tax legislation, the Tax Authority has the power to review up to the five fiscal years prior to the last income tax return filed by the Company and its subsidiaries.

e)    As discussed in Note 1), the Group decided to renew its technological platform to increase its competitive advantage, simplify and make its execution processes more efficient, and redocument their application functions. Consequently, there are payment commitments to be covered in 2006, 2007, and 2008 in the amount of Ps. 56,979, Ps. 15,854, and Ps. 1,167, respectively.

15.      New accounting pronouncements:

Effective June 2004, the Research and Development Board of Financial Information Standards (CINIF -Spanish acronym) replaced the Accounting Principles Board (APB) of the MIPA in the duty of developing financial information standards (NIF-Spanish acronym) related to economic and governmental entities, conducting research processes, issuing and disseminating those standards, and reaching their convergence with internationally accepted NIF.

To that end, CINIF started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins. To date NIFs are summarized as follows:

•	NIF and its interpretations.
•	APB Bulletins transferred to the CINIF on May 31, 2004 that have not been amended, substituted, or anulled by the new NIFs; and
•	IFRS that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

Management deems that this substitution does not change the financial information previously presented by the Group.

    The most significant established by these standards are as follows:

•	In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
•
NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events thar are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

•
NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Throuhg December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name of the officers or administrative body authorizing the related issuance

•
In October 2005, the CINIF issued NIF B-1, “Accounting changes and corrections of errors”, intended to establish specific presentation and disclosure rules of accounting changes and corrections of errors. NIF B-1 sets forth the retrospective application of the effects of changes and correction of accounting errors to evaluate the financial information as if the change had not existed or the error had not been committed. Application of the NIF is mandatory for accounting changes and corrections of errors recognized, effective January 1, 2006.

    The Group is presently evaluating the fully effect this adoption will have on its consolidated financial statements.

16.  Differences between Mexican and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican GAAP, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders’ equity from Mexican GAAP to U.S. GAAP is presented in Note 17). This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican GAAP, Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican GAAP and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican and U.S. GAAP.

a)         Statements of Cash Flows

Under Mexican GAAP, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, “Statement of Changes in Financial Position”. Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the line item “Deficit on restatement”. The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constitute cash flow activity stated in constant Mexican pesos. Under Mexican GAAP, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

Under Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (SFAS 95), a statement of cash flows that presents only cash movement and excludes non-cash items is required. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the gain on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps. 201,944, Ps. 1,071,875 and Ps. 489,418 and net cash used in financing activities would be Ps. (22,903), Ps. (629,581) and Ps. (173,305) in 2003, 2004 and 2005, respectively.

b)        Deferred income tax and employee profit sharing

i)    The Group adopted SFAS No. 109, “Accounting for income taxes” (SFAS 109) for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by applying the “comprehensive asset and liability method.” As described in Note 12b), Mexican Income Tax Law requires paying a 1.8% annual tax rate on the Group’s net assets which may be used to offset future income tax obligations. Under SFAS 109, such an amount should be treated as a deferred income tax benefit and reduced by a valuation allowance, if required.

    Moreover, for U.S. GAAP purposes, all of the changes in the required deferred income tax effect during the year are allocated in the income statement, except for the deferred income tax effect derived from temporary differences attributable to changes in other stockholders’ equity accounts. In that event, such an effect is applied directly to the specific stockholders’ equity accounts that generate such changes.

The foregoing provisions are virtually identical to Mexican GAAP, except that the recognition of the accumulated initial effect of the comprehensive asset and liability method as of January 1, 2000, was recorded directly to stockholders’ equity.

Under U.S. GAAP, the deferred income tax effect should be classified as current and non-current, based on the classification of the asset and liability items that give rise to it. As of December 31, 2004 and 2005, the deferred income tax effect under Mexican and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
	2004		2005		2004		2005

Current	Ps.	-	Ps.	-	Ps.	999,512	Ps.	863,495

Noncurrent		815,415		870,713		(184,097)		7,218

	Ps.	815,415	Ps.	870,713	Ps.	815,415	Ps.	870,713

ii)    The Group’s consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each subsidiary as provided for in the Income Tax Law, as explained in Note 12d). Therefore, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

Under Mexican GAAP, no deferred employee profit sharing was recorded in 2003 insofar as the Group’s consolidated subsidiaries did not have significant temporary differences that had generated future liabilities or benefits. At 2004 and 2005 year end, deferred employee profit sharing amounted to Ps. 8,181 and Ps.(5,028). See Note 12d).

For U.S. GAAP purposes, a deferred profit sharing expense and liability have been calculated. Therefore, in fiscal years 2003, 2004 and 2005, the deferred employee profit sharing amounted to Ps. 0, Ps. 8,181 and Ps. (5,028), respectively. Employee profit sharing is classified as an operating expense for U.S. GAAP purposes. The components of the U.S. GAAP employee profit sharing liability as of December 31, 2003, 2004 and 2005, were as follows:

	DEFERRED EMPLOYEE PROFIT SHARING CONSTANT MEXICAN PESOS
	2003		2004		2005
Current
Inventories	Ps.	307,932	Ps.	28,453	Ps.	-
Cumulative inventory		-		-		8,592
Non-deductible reserves		(104,126)		-		(5,780)
		203,806		28,453		2,812

Non-current
Property and equipment		405		-		76
Prepaid expenses and prepaid pension cost		(48)		-		-
Other		(204,163)		(20,272)		-
		(203,806)		(20,272)		76
	Ps.	-	Ps.	8,181	Ps.	2,888

iii)   Goodwill

Under Mexican GAAP, goodwill is restated based on the NCPI factor as discussed in Note 3c). Under Mexican GAAP and U.S. GAAP, prior to January 1, 2003, and January 1, 2002, respectively, goodwill was amortized on a straight-line basis over 20 years.

The Financial Accounting Standards Board approved SFAS 142, “Goodwill and Other Intangible Assets”, which requires that all intangible assets that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. As a result of the statement, under U.S. GAAP, goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test. Effective 2003, this provision is virtually identical to Mexican GAAP.

iv)   Additional employee retirement liability and unrecognized net transition obligation

At 2005 fiscal year end, the additional employee retirement liability exceeded the limit amount for recording an intangible asset as an offsetting entry. Under Mexican GAAP, the intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’s equity as a debit item in the amount of Ps. 28,309. Under U.S. GAAP, this effect is included in income. Therefore a reconciliation line item is shown in Note 17)

Effective January 1, 2005, the revised Bulletin D-3 requires that the severance benefits referred to above be assessed upon termination of the employer/employee relationship. Accordingly, severance benefits granted to employees due to causes other than restructuring are valued by using the projected unit credit method. Under Mexican GAAP, the unrecognized net transition obligation amounting to Ps. 4,102, will be amortized over the average remaining labor life of employees. Up to December 31, 2004, these severance benefits were expensed when paid. Under U.S. GAAP this effect is included in income. Therefore a reconciliation line item is shown in Note 17).

17.      Reconciliation from Mexican to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican GAAP, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share
NET INCOME	Year						Convenience translation
	2003		2004		2005		2005

Net income under Mexican GAAP	Ps.	626,035	Ps.	670,427	Ps.	728,225	$67,989

U.S. GAAP adjustments-
Deferred employee profit Sharing		61,277		-		-	-
Additional employee retirement liability (Note 3.j)		-		-		(28,309)	(2,643)
Unrecognized net transition obligation (Note 3.j)		-		-		(4,102)	(383)
Impact of inflation accounting on U.S. GAAP adjustments		2,437		-		-	-
		63,714		-		(32,411)	(3,026)

Net income under U.S. GAAP		689,749		670,427		695,814	64,963

Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per share under U.S. GAAP	Ps.	2.60	Ps.	2.53	Ps.	2.62

      Because Mexican GAAP requires use of a comprehensive method for recognizing the impact of inflation and because the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading “impact of inflation accounting on U.S. GAAP adjustments.”

STOCKHOLDERS’ EQUITY
	2003		2004		2005		Convenience translation 2005

Stockholders’ equity under Mexican GAAP	Ps.	3,631,498	Ps.	4,167,477	Ps.	4,614,282	$430,803

Unrecognized net transition labor obligation (Note 3.J)		-		-		(4,102)	(383)

Amortization of goodwill		24,941		24,941		24,941	2,329
		24,941		24,941		20,839	1,946
Stockholders’ equity under U.S. GAAP	Ps.	3,656,439	Ps.	4,192,418	Ps.	4,635,121	$432,749

Changes in stockholders’ equity under U.S. GAAP
	2003		2004		2005		Convenience translation 2005

Stockholders’ equity under U.S. GAAP as of beginning of the year	Ps.	3,330,291	Ps.	3,656,439	Ps.	4,192,418	$391,417
Comprehensive income under U.S. GAAP		437,279		653,524		572,667	53,466
Dividends paid		(111,131)		(117,545)		(129,964)	(12,134)
Stockholders’ equity under U.S. GAAP at year end	Ps.	3,656,439	Ps.	4,192,418	Ps.	4,635,121	$432,749

Comprehensive income under U.S. GAAP
	2003		2004		2005		Convenience translation 2005

Net income under U.S. GAAP	Ps.	689,749	Ps.	670,427	Ps.	695,814	$64,963

Deficit on restatement		(252,470)		(16,903)		(123,147)	(11,497)
Comprehensive income under U.S. GAAP	Ps.	437,279	Ps.	653,524	Ps.	572,667	$53,466

18.      Supplementary U.S. GAAP disclosures:

a)     Financial instruments with off-balance-sheet risk
Under the provisions of SFAS No. 105, “Disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk,” the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico. No single customer accounted for a significant amount of the Group’s sales in fiscal 2004, 2005 and 2006, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors, except commitments referred in Note 14e).

b)     Accounts receivable

The majority of the Group’s accounts receivable are due from companies in the pharmaceutical products, and health-and-beauty/products activities. Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required. Accounts receivable are due within a 30-60 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

c)     Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the total amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the asset. The impairment of a long-lived asset that must be charged to the income statement is that amount by which the net book value exceeds its recovery value. If the adjustment is in order, it is determined by the difference between fair value and net book value. At fiscal 2003, 2004 and 2005 year end, there were no changes in circumstances indicate that the net book value of a long-lived asset may not be fully recoverable.

In August 2001, SFAS 144, “Accounting for the impairment or disposal of long-lived assets” was issued, superseding SFAS No. 121, “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of.” SFAS 144 provides a single accounting model for long-lived assets to be disposed of and retains many of the fundamental recognition and measurement provisions of SFAS 121 including: (i) the write-down for impairment is not allowed to be reversed and, (ii) the valuation of fixed assets and some intangibles held for sale at the lower between net book value or their realization value.

SFAS 144 changes the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion No. 30, “Reporting the results of operations-reporting, the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions.” with regard to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in the period in which the losses are incurred (rather than as of the measurement date presently required by APB No. 30).

At fiscal 2003, 2004 and 2005 year end, the Group did not have any intangible and/or fixed assets held for sale.

Also, Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the MIPA, which is similar to U.S. GAAP, became effective in January 2004 (see Note 3 g), except that the reversal of the recognition of impairment is pemitted under Mexican GAAP.

As a result of the application of the provisions of Bulletin C-15, the Group completed a transitional fair value based impairment test on its property and equipment as of January 1, 2004. As a result, no impairment charges resulted from the transitional evaluation performed on the carrying value of property and equipment as of January 1, 2004.

d)     Goodwill and other intangible assets

Under SFAS 142, “Goodwill and other intangible assets,” goodwill and intangible assets deemed to have indefinite lives are no longer continued to be amortized over their remaining economic useful lives. Instead they should be subject to annual impairment tests. Other intangible assets should be amortized over their remaining useful economic lives. The Group applied the provisions of SFAS 142 beginning on January 1, 2002.

Also, Bulletin C-8, “Intangible assets,” (Bulletin C-8) issued by the MIPA, which is similar to U.S. GAAP, became effective in January 2003. As a result of the application of the provisions of Bulletin C-8, no impairment charges resulted on the carrying value of goodwill as of January 1, 2003 (see Note 3 h).

e)     Business combinations

SFAS 141, “Business combination,” prohibits use of the “pooling of interest method” and requires use of the purchase method of accounting for business combinations.

Also, Bulletin B-7, “Intangible assets” (Bulletin B-7) issued by the MIPA, which is similar to U.S. GAAP, became effective on January 1, 2005. Although the Group does not carry out business combinations, there can be no assurance that the Group will not do so in the future.

f)     Asset retirement obligations

SFAS 143, “Accounting for Asset Retirement Obligations” addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires recording the fair value of an asset retirement obligation as a liability in the period on which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires recording the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and the changes in the estimated future cash flows underlying the initial fair value measurement. At 2003, 2004 and 2005 fiscal year end, the Group did not have any impact on its financial position or its results of operations, or cash flows.

Also, Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” issued by the MIPA, which is similar to U.S.GAAP, became effective on January 1, 2003.

g)     Quantitative and qualitative disclosures on market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks.

h)     Fair value of financial instruments

The carrying amount for cash and cash equivalents, accounts receivable, other accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities and short term debt approximates their fair value due to their short-term nature.

i)     Comprehensive income

SFAS No. 130, “Reporting comprehensive income,” requires reporting all items required to be recognized under accounting standards as components of comprehensive income in a financial statement displayed with the same prominence as other financial statements. The adoption of SFAS No. 130 does not impact net income or shareholders’ equity. The Group presents comprehensive income under U.S.GAAP for 2003, 2004, and 2005 in Note 17). Bulletin B-4, “Comprehensive income” issued by the MIPA is similar to U.S. GAAP.

j)     Segment Information

The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations, and reports the results to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2003, 2004 and 2005, is mentioned in Note 13). Also, Bulletin B-5, “Financial Information by Segment,” issued by the MIPA, which is similar to SFAS No. 131, became effective in April 2003.

k)     Variable interest entities

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee’s ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. Management assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7), and does not believe this standard had a material impact on its financial position or its results of operations at 2003, 2004, and 2005 fiscal year end.

The FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of FASB No. 46, and to exempt certain entities from its requirements.

Under 46R, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods endings after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than special-purposes entities and by nonpublic entities to all types of variable entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying this revised Interpretation. The Group believes that adoption of Interpretation 46 had no effect on its financial statements.

l)     Financial instruments with characteristics of both liabilities and equity

The FASB 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in financial statements when they meet certain specific criteria. In addition to its requirements for the classification and measurement of financial instruments in its scope, Statement 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The Group did not have any impact for this provision.

Bulletin C-12, “Financial instruments with liability and equity characteristics or characteristics of both” issued by MIPA, which is similar to SFAS No. 150, became effective in January 2004. Although, the Group currently has no financial instruments with these characteristics, they could issue such instruments in the future.

m)     Share-Based payment

In December 2004, the FASB issued Statement 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost is measured based on the fair value of the instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plan. Statement 123 (R) replaces Statement 123, “Accounting for Stock-Based Compensation” and supersedes Opinion 25, “Accounting for Stock Issued to Employees”. As originally issued in 1995, Statement 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Group is required to apply Statement 123 (R) as of the first interim reporing period that begins after June 15, 2005. Adoption of this Statement had no had an impact on the Group’s consolidated financial statement.

n)     Contingently Convertible Instruments on Diluted Earnings per Share

    In September 2004, the EITF released EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” Under current interpretations of Statement 128, Earnings per Share, issuers of contingently convertible debt instruments generally exclude the potential underlying common shares of the contingently convertible debt instruments from the calculation of diluted earnings per share until the underlying common stock achieves a specified price target, or other contingency is met. EITF 04-8 requires that contingently convertible debt instruments should be included in diluted earnings per share computations if dilutive, regardless of whether the market price trigger has been met. The Group will adopt the requirements of EITF 04-8 beginning with the quarter ending February 28, 2005. The application of EITF 04-8 requires the Group to include the contingent convertible subordinated notes (the Notes) in the calculation of diluted earnings per share if dilutive. The Group does not believe that the adoption of EITF 04-8 had a material impact on its consolidated financial statements.

o)     Recently Issued Accounting Pronouncements

In November 2004, FASB issued Statement 151, “Inventory Cost”, an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory base on the normal capacity of the production facilities. Adoption of this Statement had not an impact on the Group’s consolidated financial statement.

In December 2004, FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance-that is, transactions that are not expected to result in significant changes in the cash flow of the reporting entity. Adoption of this Statement had not an impact on the Group’s consolidated financial statement.

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. Statement 123 (R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plan. Statement 123 (R) replaces Statement 123, “Accounting for Stock-Based Compensation” and supersedes Opinion 25, “Accounting for Stock Issued to Employees”. As originally issued in 1995, Statement 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We will be required to apply Statement 123 (R) as of the first interim reporting period that begins after June 15, 2005, and we plan on using the modified-prospective method, effective July 1, 2005. The Group deems that adoption had not impact on its consolidated results and financial position.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statement to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statement and a change in accounting estimate. This statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group is currently considering the impact that adoption will have on its consolidated results and financial position.

NIF B-1 “Accounting Changes and Error Corrections” issued by MIPA which is similar to SFAS No. 154, will be effective for accounting changes and corrections of errors made in fiscal years beginning after January 1, 2006.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements”. EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in services significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The Group deems that adoption had no impact on its consolidated results and financial position.

    In September 2005, the Board ratified the consensus reached by the Task Force regarding EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be considered as a single non-monetary transaction with the scope of APB Opinion 29, “Accounting for Non-monetary Transactions”. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Group does not expect the application of EITF 04-13 to have a material impact on its consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position (FSP) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Constuction Period”. This Statement requires rental costs associated with operating leases that are incurred during a construction period to be recognized as a rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The Group deems that adoption had no impact on its consolidated results and financial position.

    On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No.18, “The Equity method of accounting for Investments in Common Stock”. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Group complied with that new disclosure requirements in its consolidated financial statements The Group does not expect the comprehensive application of EITF 03-01 to have a material impact on its consolidated financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for certain Hybrid Financial Instruments” (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Group deems that adoption will not have impact on its consolidated results and financial position.