Form 20-F
period 2006-12-31
GRUPO CASA SABA SA DE CV
filed 2007-06-29
CIK 906779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2006

Commission file number 1-12632

Grupo Casa Saba, S.A.B. de C.V.
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

The number of outstanding shares of each class of capital or common stock as of December 31, 2006 was:
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

Large accelerated filer __	Accelerated Filer X	Non-accelerated filer __
Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __	Item 18 X
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __	No X

i

INTRODUCTION

Grupo Casa Saba, S.A.B. de C.V. is a limited liability stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of the United Mexican States, or “Mexico”, and is a holding company that conducts substantially all of its operations through subsidiaries.  In this annual report, except when indicated or the context otherwise requires, the words “Grupo Casa Saba”, “the company”, “we”, “us”, “our” and “ours” refer to Grupo Casa Saba, S.A.B. de C.V. and its consolidated subsidiaries.  Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees.  References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2006, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 10.8116 to one U.S. Dollar.  See “Item 3 Key Information—Exchange Rate Information.”

Unless otherwise specified, information included in this annual report is as of December 31, 2006.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “$” or “U.S.$” are to United States Dollars. Certain amounts included in this annual report may not sum due to rounding.

MARKET SHARE AND OTHER INFORMATION

Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by IMS A.G., known internationally as IMS Health, and our own company estimates.

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

Forward-looking statements reflect our best assessment at the time and thus involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements.  Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report.  The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

▪	International, national and local general economic and market conditions;

▪	The overall size and growth of the Mexican pharmaceutical market;

▪	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

▪	Fluctuations and difficulty in forecasting operating results;

▪	Dependence on suppliers and clients;

▪	General risks associated with doing business in Mexico, including political and economic instability and changes in government regulations; and

▪	Other factors referenced in this annual report.

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

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

(a)  Selected Financial Data

We prepare our audited consolidated financial statements in accordance with Mexican GAAP or Financial Reporting Standards (Mexican FRS), which differs in some significant respects from U.S. GAAP.  Note 16 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows.  Note 17 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican GAAP, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost.  All other non-monetary assets are restated by using the Mexican National Consumer Price Index, or the NCPI.  Components of stockholders’ equity are also restated using the NCPI.  In addition, the statement of income recognizes the effect of gain or loss on the purchasing power from holding monetary assets and monetary liabilities.  Mexican GAAP also requires the restatement of all financial statements in constant Pesos as of the date of the last day of the period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2006.  See Note 3 to our audited consolidated financial statements for significant accounting policies.  The impact of inflation accounting under Mexican GAAP has not been reversed in our reconciliation to U.S. GAAP.  See Notes 16 and 17 to our audited consolidated financial statements.

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

Year ended December 31,	2002	2003	2004	2005	2006	2006 (1)
(in thousands of constant Pesos as of December 31, 2006 and U.S. Dollars, except share and per share data)
Income Statement
Mexican GAAP:
Net sales	Ps.21,410,495	Ps.22,088,834	Ps.22,117,980	Ps.22,760,356	Ps.23,599,383	U.S.$2,182,784
Gross profit	2,258,805	2,195,946	2,276,951	2,348,649	2,332,400	215,732
Operating expenses	1,433,276	1,361,380	1,419,119	1,417,122	1,316,455	121,764
Operating income, net	825,528	834,567	857,832	931,527	1,015,945	93,968
Comprehensive cost of financing, net	18,257	52,358	16,983	-1,631	-4,193	-388

Year ended December 31,	2002	2003	2004	2005	2006	2006(1)
(in thousands of constant Pesos as of December 31, 2006 and U.S. Dollars, except share and per share data)
Other (income) (2)	-6,971	-38,809	-53,654	-39,970	-97,461	-9,014
Income (loss) before taxes and employee profit sharing	814,242	821,017	894,503	973,128	1,117,599	103,370
Net income (loss)	639,618	651,367	697,630	757,742	883,356	81,704
Net income (loss) per Ordinary Share (3)	2.41	2.45	2.63	2.86	3.33	0.31
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	Ps.21,410,495	Ps.22,088,834	Ps.22,117,980	Ps. 22,760,356	Ps.23,599,383	U.S.$2,182,784
Gross profit	2,258,805	2,195,946	2,276,951	2,348,649	2,332,400	215,732
Operating income	794,636	834,567	857,832	897,803	1,049,069	127,692
Income (loss) before taxes and employee profit sharing	783,346	821,017	894,503	973,128	1,117,599	103,370
Net income (4)	608,707	651,367	697,630	724,018	917,080	84,823
Net income (loss) per Ordinary share (3)	2.29	2.45	2.63	2.73	3.34	0.32
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419

Balance Sheet Data
Mexican GAAP:
Property and equipment, net	Ps.1,146,029	Ps.1,112,726	Ps.1,150,310	Ps.1,108,433	Ps.1,154,831	U.S.$106,814
Total assets	8,825,339	9,353,899	9,812,962	10,231,537	10,388,464	960,863
Short-term debt	417,457	441,070	-	-	16,427	1,519
Long-term debt (5)	50,560	-	-	-	-	-
Capital stock	1,082,980	1,082,980	1,083,018	1,083,052	1,083,052	100,175
Total stockholders’ equity (4)	3,505,390	3,778,442	4,336,260	4,801,312	5,343,165	494,207
U.S. GAAP (4):
Property and equipment, net	Ps.1,146,029	Ps.1,112,726	Ps.1,150,310	Ps.1,108,433	Ps.1,154,831	U.S.$106,814
Total assets	8,825,339	9,353,899	9,812,962	10,231,537	10,388,464	960,863
Short-term debt	417,457	-	-	-	16,427	1,519
Long-term debt	50,560	-	-	-	-	-
Capital stock	1,082,980	1,082,980	1,083,018	1,083,052	1,083,052	100,175
Total stockholders’ equity (4)	3,505,390	3,778,442	4,362,348	4,793,540	5,369,117	496,604

(1)  Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 10.8116 per U.S. $1.00, which was the Peso /U.S. Dollar exchange rate as of December 31, 2006, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

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

(b)  Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve shall be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  As of December 31, 2006, we had a legal reserve of approximately Ps. 99.89 million, which represented approximately 9.22% of our capital stock as of that date.  See Note 11 to our audited consolidated financial statements.  Five percent of our net income for the year ended December 31, 2002 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 22, 2003, approved the payment of a dividend in the amount of Ps. 100.0 million (Ps. 107.5 million at fiscal year end constant Pesos), equivalent to Ps. 0.38 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2003 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 27, 2004, approved the payment of a dividend in the amount of Ps. 110.0 million (Ps. 122.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.41 per Ordinary Share. Five percent of our net income for the year ended December 31, 2004 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2005 approved the payment of a dividend in the amount of Ps. 120.0 million (Ps. 127.6 million at fiscal year end constant Pesos), equivalent to Ps. 0.4521 per Ordinary Share. Five percent of our net income for the year ended December 31, 2005 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 27, 2006 approved the payment of a dividend in the amount of Ps. 150.0 million (Ps. 154.5 at fiscal year end constant Pesos), equivalent to Ps. 0.5651 per Ordinary Share. Five percent of our net income for the year ended December 31, 2006 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 26, 2007 approved the payment of a dividend in the amount of Ps. 170.0 million, equivalent to Ps. 0.6405 per Ordinary Share, payable on June 8th 2007.

Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise.  See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.”  A determination to declare and pay dividends may depend on the following factors, among others:

▪	the resolution by our shareholders in light of our results, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;

▪
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

▪	the extent to which we have cash available for distribution after funding our working capital needs, capital expenditures and investments.

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

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on June 15, 2007, was Ps. 10.81 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High	Low	Average(2)	Period End
2001	Ps. 9.97	Ps. 8.95	Ps. 9.34	Ps. 9.17
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.30	11.15
2005	11.41	10.41	10.89	10.63
2006	11.49	10.44	10.91	10.81
Month ended
December 31, 2006	Ps.10.99	Ps.10.77	Ps.10.85	Ps.10.80
January 30, 2007	11.09	10.77	10.96	11.04
February 28, 2007	11.16	10.92	11.00	11.12
March 31, 2007	11.18	11.01	11.11	11.04
April 30, 2007	11.03	10.92	10.98	10.93
May 31, 2007	10.93	10.74	10.82	10.74
June 15, 2007	10.98	10.71	10.86	10.81
___________________
(1)  The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2)  Annual average rates reflect the average of month-end rates.  Monthly average rates reflect the average of daily rates.

(c)  Risk Factors

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except where otherwise indicated or as the context may otherwise require.

The risks described below are intended to highlight risks that are specific to us, but are not the only risks that we face.  Additional risks and uncertainties, including those generally affecting the industries in which we operate and the countries where we have a presence, risks that we currently deem immaterial or other unforeseeable risks, may also impair our business.

The information in this annual report includes forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, those described in this section, under the sections entitled “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects” or elsewhere in this annual report.  Please see “Forward-Looking Statements.”

Risk Factors Related to the Company

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

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP and accounting procedures in certain significant respects.  For example, most Mexican companies, including us, have incorporated the impact of inflation directly in accounting records and in their published financial statements.  Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries in this and other respects.  Notes 16 and 17 to our Audited Annual Financial Statements describe the principal differences between Mexican GAAP and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

Risk Factors Related to our Securities

Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.  By law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, based on the Board of Directors’ recommendation.  Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether or not we will declare and pay dividends, in cash or otherwise.  See “Item 3. Key Information—Dividends.”

Preemptive Rights May Be Unavailable to Holders of Our ADSs.  Under Mexican law, our shareholders have preemptive rights.  This means that, in the event that we issue new Ordinary Shares for cash, our shareholders will have the right to purchase the number of Ordinary Shares necessary to maintain their existing share participation.  U.S. holders of our ADSs cannot exercise their preemptive rights unless we register newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration.  If U.S. holders of our ADSs cannot exercise their preemptive rights, the interests of these holders would be diluted in the event that we issue new Ordinary Shares for cash.  We intend to evaluate, at the time of any offering of preemptive rights, the costs and potential liabilities associated with registering any additional Ordinary Shares under the Securities Act of 1933.  We cannot assure you that we will register any new Ordinary Shares that we issue for cash.  In addition, although the deposit agreement provides that the Depositary may, after consulting with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of ADSs, under current Mexican law, these sales are not possible.

The Protections Afforded to Minority Shareholders in Mexico are Different From Those in the United States.  Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not appropriately developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits.  As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.  In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards.  See “Item 10. Additional Information—Amendments to the Mexican Securities Market Law—Bylaws”.

                The new Mexican Securities Market Law provides additional protection to minority shareholders, such as (i) providing shareholders of a public company representing 5% or more of its capital stock, an action for liability against the members and secretary of its Board and its relevant managers, and (ii) establishing additional responsibilities on the audit committee in all matters that have or may have an effect on the minority shareholders and their interests in an issuer or its operations.  However, they may not be sufficient to protect minority shareholders.

                You may be unable to enforce judgments against us.  We are a corporation with variable capital (sociedad anónima bursátil  de capital variable) organized under the laws of Mexico.  A majority of our assets and operations are located, and a majority of our revenues are derived from sources, outside of the United States.  All of our directors and officers reside outside of the United States and all, or a significant portion of, the assets of these persons and of our company are located outside of the United States.  As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or upon us, or to enforce against them or against us judgments by U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or otherwise.  As of this date, there is no effective treaty between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.  Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that U.S. courts would grant reciprocal treatment to Mexican judgments.  Additionally, we have been advised by our Mexican counsel that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws as well as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Risk Factors Relating to Economic and Political Developments in Mexico

Economic and Political Developments in Mexico May Adversely Affect Our Business

Throughout December 1994 and continuing through 1995, Mexico experienced an economic crisis characterized by a sharp devaluation of the Peso, high inflation, foreign currency exchange rate instability, high domestic interest rates, a strong contraction in consumer demand for many products and services, reduced availability of credit, high unemployment and diminished international investor confidence in Mexico.  Mexico’s GDP, which grew at a real annual rate of 4.4% during 1994, declined by 6.2% in real terms during 1995.

In response to these developments, beginning in February 1995, the Mexican government implemented a variety of economic programs designed to promote economic recovery, stabilize foreign currency exchange rates and reduce inflation.  Economic conditions in Mexico improved moderately in 1996 and 1997.  However, a combination of factors led to a slowdown in Mexico’s economic growth in 1998.  Notably, the decline in the international price of oil resulted in a reduction of federal revenues, approximately one-third of which are derived from petroleum taxes and related duties.  In addition, the economic crises in Asia and Russia, as well as the financial turmoil in Brazil, Venezuela and elsewhere, produced greater volatility in the international financial markets, which further slowed Mexico’s economic growth.  In 1998, the inflation rate in Mexico was 18.6%, interest rates on 28-day Mexican government treasury securities, which we refer to as “CETES,” averaged 24.7% and the Peso lost approximately 22.7% of its value relative to the U.S. Dollar.

During 1999, conditions improved with inflation in Mexico dropping to 12.3%, interest rates on 28-day CETES averaging 21.4% and the Peso appreciating approximately 4.2% in value relative to the U.S. Dollar.  Throughout 2000, the improvement shown in 1999 continued.  In 2000 the inflation rate was 9.0%, interest rates on 28-day CETES averaged 15.3% and the Peso lost approximately 1.5% of its value relative to the U.S. Dollar.  The Mexican government estimated that Mexico’s real GDP grew by 4.8% in 1998, 3.7% in 1999 and 6.6% in 2000.

Beginning in January 2001, however, and increasing in the fourth quarter of 2001, amid concerns of a global economic slowdown and a recession in the United States, Mexico began to experience an economic slowdown marked by a decline in GDP.  In 2001, Mexico’s GDP shrank by 0.2% in real terms while the inflation rate was 4.4%, interest rates on 28 day CETES averaged 11.3% and the Peso appreciated approximately 5.0% in value relative to the U.S. Dollar. During 2002 and 2003, as the United States and global economic slowdown continued, the Mexican real GDP growth rate was 0.8% and 1.4% respectively, the annual inflation rate was 5.7% and 4.0% respectively, interest rates on 28-day CETES averaged 7.1% and 6.2% respectively, and the Peso lost approximately 13.7% and 7.8%, respectively, of its value relative to the U.S. Dollar.  In 2004, several factors helped boost the Mexican economy including: the recuperation of the U.S. economy, higher revenues generated from petroleum sales and an increase in remittances. During this period, Mexico’s GDP grew 4.2%, while inflation reached 5.2% and the interest rates on 28-day CETES averaged 6.8%.  Even after a significant drop in exports, in particular, relating to the auto industry and lower public and private investments, during 2005, the economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the country’s annual GDP grew by 3.0%, inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%. During 2006, presidential, congressional and state elections took place in Mexico, enhancing with extraordinary spending the growth of the several sectors such as services. Oil Prices continued at high levels, averaging U.S.$ 56.5 per barrel, which contributed to the country’s annual GDP growth of 4.8%. Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%. During the first quarter of 2007, Mexico’s GDP grew 2.6% and inflation reached 1.0%.

Although recent economic activity seems to be increasing in Mexico and the United States, there is no guarantee that the Mexican and U.S. economies will continue to grow at their past levels. As a result, there is a possibility that the economic slowdown described above may return.  Should this happen, it would negatively impact both our business and our results of operations.

We are a Mexican company and all of our business operations take place in Mexico.  Therefore, our business may be affected by the general condition of the Mexican economy.  For each of the years ended on December 31, 2004, 2005 and 2006, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and Peso devaluations.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours.  Inflation in Mexico decreases the real purchasing power of the Mexican population.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  Such policies have had and could in the future have an adverse effect on us.

Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2002, and according to the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 13.7% due to pressures from an international environment wrought with volatility and geopolitical concerns.  In 2003, the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely affected the Peso, resulting in a devaluation against the U.S. dollar of approximately 7.8%.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%.  During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the peso depreciated 1.62% with respect to the US Dollar. This depreciation was due to higher GDP growth and higher inflation levels in Mexico.  During the first quarter of 2007, the Peso depreciated 2.1% against the US Dollar.  Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers and lead to a reduction in our sales.

A severe devaluation or depreciation of the Peso may also disrupt international foreign exchange markets and, as such, may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods.  A devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect the U.S. Dollar prices of our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs.  Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos, into U.S. Dollars in order to pay such dividend to the holders of our ADSs.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was 5.2% for 2004, 3.3% for 2005, 4.1% for 2006, and 1.0% during the first quarter of 2007.  High inflation rates can adversely affect our business and our results of operations in the following ways:

▪	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute; and

▪	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high real and nominal interest rates.  The interest rates on 28-day CETES averaged approximately 6.8%, 9.1% and 7.1% for 2004, 2005 and 2006, respectively, and 7.0% for the first quarter of 2007.  Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

The Political Situation in Mexico Could Negatively Affect our Operating Results.  Mexico has experienced political changes in recent years. This instability affects Mexico’s business and investment climate as well as the performance of Mexican securities, including our securities.  As a Mexican company with substantially all of our assets and operations in Mexico, the domestic political environment has a significant impact on our financial condition and results of operations.

In July 2000, presidential and congressional elections took place and Vicente Fox Quesada, a member of the Partido Acción Nacional (“PAN”), was elected President.  His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (“PRI”).  President Fox assumed office on December 1, 2000.  While the transition from the previous administration was smooth, President Fox faced many economic and political challenges derived mainly from the large opposition in Congress as well as by the constant political struggles among the main political parties who have failed to approve important reforms.  In July 2003, congressional elections took place in Mexico and President Fox continued facing a substantial opposition in Congress.  This legislative gridlock slowed the progress of key legal reforms that the Fox administration was promoting, which has affected us, including our business, financial condition and results of operations.  In 2004 and 2005, in general, the political situation remained largely the same, with the differences between the Legislative and Executive branches continuing to obstruct reforms.  In the second half of 2006, Mexico had presidential, congressional and certain state elections. The presidential election was very intense and competitive and ended with a victory for Mr. Felipe Calderón Hinojosa, the candidate of the PAN, albeit by a very narrow margin.  Since the difference in the number of votes in favor of Mr. Calderón versus his opponent was minimal, several demonstrations were staged by the Partido de la Revolución Democrática (“PRD”) and its presidential candidate Mr. Andrés Lopez, primarily in Mexico City, to protest the results. Nevertheless, a vote recount by the Instituto Federal Electoral (“IFE”) demonstrated the victory for Mr. Calderón and, in December 2006, Mr. Felipe Calderón assumed office.

The political environment in Mexico had made the approval of much needed structural reforms difficult. However, an important reform in the government pension system occurred in the first months of 2007. This approval represents a significant step towards the economic reforms that Mexico needs.

Nevertheless, it is possible that further political uncertainty could adversely affect financial markets or the performance of Mexican securities, including our securities.

If Foreign Currency Exchange Controls and Restrictions are Imposed, Investors Would be Exposed to Foreign Currency Exchange Rate Risk.  In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other issues that have affected the availability of foreign currencies in Mexico.  The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars.  However, it has done so in the past and could do so again in the future.  We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future.  Any such restrictive foreign currency exchange control policy could (i) affect the ability of the depositary of our ADSs to convert dividends, which are payable in Pesos, into U.S. Dollars for purposes of making distributions to the holders of our ADSs, (ii) prevent or restrict access to U.S. Dollars, (iii) should we incur any U.S. Dollar-denominated debt in the future, affect our ability to service such debt and (iv) have an adverse effect on our business and financial condition.

Developments in Other Emerging Market Countries May Adversely Affect our Business or the Market Price of our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe. The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates. In 2006, the Mexican Stock Exchange Index increased by 48.6%, following the positive performance of both emerging and developed markets worldwide. High levels of liquidity as well as positive outlooks for emerging markets, including Mexico, contributed to the increase of the Mexican Stock Exchange Index. During the first quarter of 2007, the Mexican Stock Exchange Index increased by 8.7%, mainly due to expectations that Mexican politicians would be successful in passing the much needed structural and economic reforms, increased confidence in the new administration and the solid financial results demonstrated by several companies listed on the Mexican Stock Market.

There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

Risk Factors Relating to Regulations in Mexico to which our Business is Subject

Mexican Antitrust Law and Regulations May Affect Our Ability to do Business.  Mexico’s federal antitrust law, or Ley Federal de Competencia Económica, and its regulations, or Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities.  In particular, these laws and regulations may adversely affect our ability to acquire and sell businesses or to enter into joint ventures with competitors due to our market share in some of the industries in which we operate and the reduced number of participants in those markets.

Changes in Mexican Legislation May Negatively Affect Our Operations and Revenue.  Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  Such changes could materially and adversely affect our operations and our revenue.  The new Mexican Securities Market Law, as amended in 2005, which amendment became effective on June 28, 2006, enhances the disclosure requirements and corporate governance standards for Mexican listed companies through the refinement of existing concepts (such as the functions, duties and liabilities of management, directors and audit committees) and the introduction of new concepts, such as corporate practice committees (in the case of companies like ours, comprised of independent directors), institutional investors and safe harbors from public offering requirements.  The new law also provides minority shareholders of Mexican listed companies with improved information rights and legal remedies.  In accordance with the new Mexican Securities Market Law, as amended, we amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards.  These changes, the implementation of the new regulations or any other future laws or regulations may have a material adverse effect on our operations and revenue.

Our Ability to Increase the Prices of Some Products is Regulated by the Mexican Government.  Our historical operating performance has been significantly affected by price controls imposed by the Mexican government in the pharmaceutical sector.  Prices of pharmaceuticals continue to be subject to approval by the Mexican government.  As a result, neither our suppliers nor we may be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical-related revenues.  Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have increased in the Mexican pharmaceutical market as a result of this deregulation.  However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or if they do, that our ability to increase prices will continue, or that these increases will result in an improvement in our operating performance.

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations.  Unlike the HBA/other products, entertainment products, general merchandise and other products and office products that we distribute, the prescription drugs that we distribute are not currently subject to a 15% value-added tax.  In April 2001, a proposal was filed with the Mexican Congress requesting a substantial amendment to Mexican tax laws.  One of the reforms contemplated by this proposal was an increase in the value-added tax on prescription drugs from 0% to 15%.  Although that bill was not passed by the Mexican Congress, the current Government has filed similar proposals.  If prescription drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs would likely increase by the percentage amount of the value-added tax rate.  While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would have an adverse effect on consumer demand for these products and result in a decrease in related revenues.  To the extent that any of these price increases adversely impact revenues related to prescription drugs, our business, financial condition and results of operations could be adversely affected.  We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican Congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

Item 4.    Information on the Company

History and Development of the Company

Grupo Casa Saba, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable, or stock corporation with variable capital, which was organized under the laws of the United Mexican States on November 16, 1982.  Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635.  Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence shall be indefinite.  Our principal executive offices are located at Paseo de la Reforma, No. 215, Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico.  Our telephone number at that address is (52 55) 5284-6600.  Grupo Casa Saba’s authorized representative in the United States is Puglisi & Associates and is located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19714. Their telephone number is (302) 738-6680.

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications, office and other products.  The majority of these products are distributed by us on a non-exclusive basis.  With over 110 years of experience, we serve the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels.

On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,457 of our Ordinary Shares on the Mexican Stock Exchange through a tender offer. Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A.B. de C.V.  For a description of our financial restructuring and the subsequent refinancing of our restructured debt, see “Item 5. Operating and Financial Review and Prospects –Indebtedness.”  For a description of our controlling shareholder and his current ownership stake in our company, see “Item 7. Major Shareholders and Related Party Transactions –Principal Shareholders”.

We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banco Nacional de Mexico, S.A. or Banamex, and further refinanced this debt in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat.  On August 18, 2003, with resources from our operations, we repaid the outstanding amounts under the long-term loan facility with Scotiabank Inverlat established in June 2001. In 2004, with resources from our operations, we repaid our short-term loan facilities in their entirety to end the year with a net debt of Ps. -517 million.  See “Item 5. Operating and Financial Review and Prospects—Indebtedness” and Note 8 to our audited, consolidated financial statements. During 2005, we did not incur in any additional debt, so that our net debt figure by year-end amounted to Ps. -743 million. In 2006, our cost-bearing liabilities were Ps. 16 million and our net debt figure by year-end amounted to Ps. -600 million.

Our consolidated net sales for the year ended on December 31, 2006 totaled Ps. 23,599 million, 99% of which were made in Mexico.  At the end of 2006, our total assets were Ps. 10,388 million and we had 20 distribution centers in Mexico.

Our operations are currently organized into four operative business divisions:  the Private Pharmaceutical Products business division, which we refer to as “Private Pharma,” (83.8% of our total net sales in 2006); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.4% of our total net sales in 2006); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division,  which we refer to as the “HBCG/Other Products” business division (9.1% of our total net sales in 2006); and the Publications business division (3.7% of our consolidated net sales in 2006).

Organizational Structure

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2007:

		Economic Interest (Direct or indirect) (2)

Name of Subsidiary (1)		2005	2006
Casa Saba, S.A de C.V.(3)	(Casa Saba)	99.9%	99.9%
Drogueros, S.A. de C.V. (4)	(Drogueros)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (5)	(Mexatar)	99.9%	99.9%
Centennial, S.A. de C.V. (6)	(Centennial)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V. (7)	(Visosil)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (8)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (9)	(Marproa)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (10)	(Servicios Corporativos Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V. (11)	(Distribuidora Saba)	99.9%	99.9%
Distribuidora Solis Garza, S.A. de C.V. (12)	(Distribuidora Solis)	-	99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V. (13)	(Farmacias Solis)	-	99.9%
Other companies (real estate and service companies) (14)		99.9%	99.9%
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

(7)  Indirect subsidiary through which we lease real property to our other subsidiaries.  Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V., an indirect subsidiary of Grupo Casa Saba.

(8)  Direct subsidiary through which we distribute publications.

(9)  Direct subsidiary through which we deliver products to our distribution centers throughout Mexico.  We place centralized purchase orders for all of our distribution centers directly with suppliers, who deliver these centralized purchase orders to Transportes Marproa, S.A. de C.V., or Marproa.  Marproa then distributes customized orders to each of our 20 distribution centers throughout Mexico.  Marproa also provides freight services to third parties at market rates.

(10)  Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A de C.V.

(11)  Direct subsidiary that provides logistical and transportation services to Casa Saba, S.A de C.V.

(12)  Indirect subsidiary through which we distribute pharmaceutical products to private and government clients.

(13)  Indirect subsidiary through which we sell pharmaceutical products.

(14)  Real estate and Service companies.

Capital Expenditures

The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2004, 2005 and 2006.  Our capital expenditure program is focused on new investments in vehicles for our distribution fleet, information technology and computer equipment.  For a discussion of how we funded our capital expenditures, investments and acquisitions in 2006, as well as a more detailed description of our capital expenditures, investments and acquisitions, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures.”

	Year ended December 31,
	2004	2005	2006
	(Millions of constant Pesos as of December 31, 2006)

Distribution fleet	Ps.38.4	Ps.47.7	Ps.46.4
Technology and computer equipment	10.3	39.5	80.8
Acquisitions	0.0	4.2	0.0
Other general capital expenditures	1.0	0.4	32.9
Total capital expenditures	Ps.49.7	Ps.91.8	Ps.160.1

In 2007, we expect that our main capital expenditures will be related to IT investments and developments as well as the renewal of our distribution fleet. In fact, in March of 2006 we signed a strategic alliance with IBM and SAP to attain state-of-the-art technology that will allow us to increase our competitive advantages and improve the efficiency of our execution processes. As in prior years, we expect to fund the capital expenditures listed above with a combination of internally-generated funds and bank loans. “In the event that we require additional funds, we may access our short-term revolving credit facilities.

Business Overview

Grupo Casa Saba was founded as a pharmacy in 1892 and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, publications, general merchandise, office and other products.  We distribute the majority of these products on a non-exclusive basis.  With over 110 years of experience, we supply the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

We currently distribute over 15,000 different products, including approximately:

▪	5,000 pharmaceutical products;

▪	4,400 health and beauty products;

▪	800 general merchandise and other products, such as food, toiletries and electronics; and

▪	4,900 publications.

We distribute these products throughout Mexico through our nationwide distribution network to clients in the following segments:

▪	more than 15,400 pharmacies owned by private individuals;

▪	approximately 4,700 privately-owned pharmacy chains and over 380 government pharmacies;

▪	approximately 2,250 regional and national supermarkets;

▪	approximately 250 racks and 149 nationwide agents;

▪	over 70 department stores; and

▪	approximately 450 major wholesalers and more than 3,500 convenience stores.

Our core business is the wholesale distribution of pharmaceutical products.  The following table shows our sales by business division, as a percentage of net sales for the last three years:

	Year Ended December 31,
	2004	2005	2006
Private Pharmaceuticals(1)	83.6%	82.9%	83.8%
Government Pharmaceuticals	3.0%	3.7%	3.5%
HBCG/Other Products	9.9%	9.8%	9.1%
Publications	3.5%	3.6%	3.7%
Total	100.0%	100.0%	100.0%
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

We purchase the products we distribute from a wide variety of suppliers, the majority of which are located in Mexico.  We place purchase orders on an ongoing basis, negotiating quantity and price periodically rather than committing to contractual terms. By distributing pharmaceutical products, our role is generally not that of a “demand creator,” given that we do not advertise products, nor do we suggest or provide substitute products for those ordered.

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

As of December 31, 2006, we distributed products to our clients nationwide through a distribution network consisting of 20 active distribution centers. Grupo Casa Saba’s warehouses have more than 100,000 square meters of warehouse space.  Using a fleet of over 900 vans, trucks and cars, we filled more than 5 million orders in 2006, averaging more than 400,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Business Strategy

Since the acquisition of our company in February 2000, we have been operating under the direction of our current management. See “Item 4.  Information on the Company— History and Development of the Company”. Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

▪	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

▪	Developing ambitious internal savings and operating efficiencies programs to maximize our operations’ profitability;

▪	Raising participation with government institutions and state health institutions;

▪
Implementing route reengineering programs and satellite tracking systems for our distribution fleet in order to improve our client service response while simultaneously reducing our operating expenses;

▪	Analyzing the geographic location and efficiency of our distribution centers to determine if there is a need to consolidate existing warehouses and, subsequently, reduce operating expenses;

▪	Offering our clients Internet solutions as well as electronic information for commercial decisions;

▪	Investing in robotics and state-of-the-art technology for our distribution centers in order to improve client services as well as the company’s profitability levels;

▪	Initiating operations in new areas and businesses in which the administration believes there may be an attractive growth potential and high profitability levels;

▪	Implementing IT solutions and renovating our transportation fleet; and

▪	Capitalizing on our favorable capital structure.

As a result of these measures, as of December 31, 2006, we:

▪	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in Mexico;

▪	Sales in our Private Pharma division increased 4.8% in real terms (excluding inflation), with respect to the year 2005;

▪
Made several of our distribution routes more efficient, thereby obtaining savings which, combined with improved logistic processes in our warehouses, enabled us to reduce the Group’s operating expenses;

▪	Consolidated two distribution centers into two warehouses with state-of-the-art technology and that offer better service at lower costs to our clients;

▪	Canceled, created and reduced some of the distribution routes thereby increasing their profitability;

▪	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations;

▪	Continued operating under cost savings schemes;

▪	Reduced our expenses-to-sales ratio from 6.23% in 2005 to 5.58% in 2006;

▪	Invested in and entered into the vaccine distribution business;

▪
Acquired “Distribuidora Solis,” a company located in northern Mexico that distributes specialized pharmaceutical products. As part of this purchase, we also acquired a pharmaceutical chain called “Farmacias Solis,” which had eight points-of-sale;

▪	Negotiated a franchise agreement with Teavana with exclusive rights for opening tea lounges and stores in Mexico; and

▪	Maintained a sound financial structure, which enabled us to close out the year with a solid cash balance of Ps. 743 million.

During 2006, we continued implementing strict cost and expense controls to achieve greater efficiencies in our distribution network and increases in our profitability levels.

Maintaining Continuous Contact with Clients and Suppliers

                We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate is key to finding new ways to increase our sales and further develop our core pharmaceutical business. Therefore, during 2006, we focused our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements. All of these efforts were accomplished under our minimum profitability parameters. In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2006, we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels even if, upon occasion, this resulted in our company deciding not to make certain sales that did not meet our minimum profitability parameters. Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as the reengineering of routes and the optimization of distribution centers, among others.

The strategies and actions implemented have yielded good results. Operating expenses registered a 7.01% decline during this fiscal year with respect to 2005 and, as a percentage of sales, decreased from 6.23% in 2005 to 5.58 % in 2006, a reduction of 65 basis points. Consequently, our operating margin increased from 4.09% in 2005 to 4.3% in 2006.

Implementing Route Reengineering Programs and Satellite Tracking Systems for our Distribution Fleet in order to Improve our Client Service and Reduce our Operating Expenses.

Through an ongoing routes reengineering program that responds to our clients’ needs as well as to the demand of private pharmaceutical market customers, we have been able to optimize our delivery routes.  Having more efficient delivery routes enables the company not only to improve its profitability levels, but also offers our clients a more reliable service.  Also, more efficient delivery routes enable us to obtain savings in both fuel and vehicle spending.

The implementation of satellite tracking systems has enabled us to reduce driver-related inefficiencies and minimize merchandise theft.

Offering our Clients Internet Solutions as well as Electronic Information to Enhance commercial Decision-Making

We continued to use an online distribution and information website, www.farmaservicios.com , which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, free e-mail, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our inventory, given that they can place and track their orders unlike other traditional distribution channels.  See “—Information Technology Systems” below in this item.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

Investing in Robotics and State-of-the-Art Technology for our Distribution Centers in order to Improve Client Service as well as the Company’s Profitability Levels.

As of December 2006, we inaugurated one of the most sophisticated automatic picking systems in Latin America.  This system reduces picking mistakes, delivers online information and improves the overall efficiency of the distribution center, which translates in a better service to our clients.

Initiating Operations in New Areas and Businesses in which our Management Believes There Can Be a Potential for Attractive Growth and High Profitability Levels.

We began distributing vaccines, primarily to private physicians and private clinics in Mexico City. Although this is still a small business with respect to the traditional distribution of pharmaceutical products, it is expected that the prevention of illnesses will be a growing trend and, thus, will contribute to the development of our business in the long-term.  Therefore, at Grupo Casa Saba we want to be a leading player in this area and will continue to invest, as the demand for these types of products grows in Mexico and as long as its profitable and in line with our business strategy.

In addition, during the fourth quarter of 2006 we acquired “Distribidora Solis,” a specialized pharmaceutical products distributor located in northern Mexico.  This company also had a pharmaceutical chain consisting of eight pharmacies.  Through this acquisition, the Group has now operations in a division (specialized pharmaceutical products) that we foresee as profitable and with a high growth potential in the long-term.

In the second half of 2006, we negotiated an agreement with a tea shop and tea lounge franchise named Teavana, whereby we will have the exclusive rights for opening tea lounges and stores in Mexico.  As of today, we are finalizing the franchise agreements as well as registering the contracts with the Mexican Institute of Intellectual Property (IMPI). We will start expanding its operations this year, as soon as the legal requirements are met.  Teavana’s business plan for Mexico includes a small number of new stores per year. Given that this is a new concept in this market, we will study its acceptance rate in Mexico City before committing relevant capital expenditures to the chain’s expansion.

Implementing IT solutions and Renovating our Transportation Fleet

At Grupo Casa Saba we manage over 15,000 products, which requires a high level of efficiency and systematization in terms of order fulfillment and delivery. To assure the optimal operation of its infrastructure, Grupo Casa Saba continuously renews its distribution fleet and invests in the upgrading and modernization of its logistics and information systems.

In March of 2006, Grupo Casa Saba signed an alliance with IBM and SAP to upgrade its technology systems, thereby increasing its competitive advantages as well as the efficiency of its execution processes. Grupo Casa Saba considers that the state-of-the-art technology systems that it will develop jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

With this investment in technology, Grupo Casa Saba will obtain a system with state-of-the-art technology that is flexible, tolerant to failures and that boasts the latest in systems back-up procedures and disaster recovery.  Together, all of these features will ensure the continuous processing of client transactions nationwide.

Capitalizing on our Favorable Capital Structure

Our healthy financial structure, which has been free of cost-bearing liabilities since 2004, and a growing cash flow generation, has enabled us to access market opportunities, improve our profitability levels and enhance the flexibility of our operations.

Our capital structure has also allowed us to reduce interest expense and to increase our dividend payment by 25% during 2006.  We intend to preserve our improved financial position and to capitalize on our ability to react quickly to market opportunities, as well as to support our growth strategy.

Operations

Our operations are currently organized into four operating business divisions:  the Private Pharma business division, the Government Pharma business division, the HBCG/Other Products Division and the Publications business division. Please see “Item 5.  Operating and Financial Review and Prospects—Results of Operations” and Note 13  of our financial statements, included elsewhere in this annual report, for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2006.

Private and Government Pharma Business Divisions

Pharmaceutical Industry Overview

In Mexico, pharmaceuticals are available to the public through both private and government distribution channels.  The Mexican government plays a significant role in the market for pharmaceuticals.  In Mexico, pharmaceutical products consist of prescription drugs that may be sold only in licensed pharmacies and “over-the-counter” pharmaceutical products that may be sold without a prescription in licensed pharmacies.  For the purposes of this annual report, prescription pharmaceutical products include “over-the-counter” pharmaceuticals.

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

	Year Ended December 31,(1)
	2004	2005	2006

Sales in millions(2)	U.S.$ 7,721.3	U.S.$ 9,009.7	U.S.$9,582.8
Sales in millions of units(3)	972.6	992.9	983.6
Average unit price(3)	U.S.$ 7.94	U.S.$ 9.07	U.S.$ 9.74
Growth in average unit price	12.9%	14.2%	7.4%
____________________
(1)  Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)  Revenues based on prices charged by wholesalers to retailers.

(3)  In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are: the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  However, in 2002 the price per unit decreased by 1.7% “in dollar terms” compared with 2001, reflecting in part the devaluation of approximately 13.7% that the Peso suffered in 2002.  In 2003, the average price per unit increased 2.6% “in dollar terms” versus 2002, affected by the 5.7% devaluation of the Peso and the low GDP growth rate of 1.3% posted by the Mexican economy. In 2004, the 12.9% growth in average unit price was largely due to the slight 0.8% appreciation of the Peso versus the U.S. Dollar as well as the 3.2% decrease in the number of units sold in the market.  During 2005, the increase of 14.2% in average unit price resulted from price increases in peso terms and the 4.7% appreciation of the peso against the U.S. Dollar. In 2006, the average unit price increased by 7.4%, while the total number of units sold decreased by 0.9%.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments in Mexico.”

The government institutions that purchase products from us include:

        •     ISSSTE – The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

•      PEMEX – The hospitals and pharmacies operated by Petróleos Mexicanos, the Mexican national oil company.  Our sales to PEMEX in 2000 accounted for 4.8% of our total net sales and we had 100% of the PEMEX contracts. Due to new conditions in our PEMEX contract, sales to PEMEX during 2001 accounted for 3.5% of our total net sales and we were awarded approximately 60% of the total PEMEX contracts to serve different hospitals in four specific regions of Mexico. During 2002, sales to PEMEX represented approximately 4.0% of our total sales, 19.4% higher than in 2001.  In 2003, sales in our Government Pharma Division decreased 29.2% with respect to 2002, mainly as a result of having a lower participation level in terms of our contracts with PEMEX. Our lower participation in this sector is due to changes in the terms and conditions of the contracts, including changes in the type of products and prices included compared to previous years.  In 2004, we were able to increase our participation in various governmental institutions, including PEMEX. As a result, Government Pharma sales increased 10.1%, and the contribution of this division to the Group’s total net sales reached 3.0%. This trend continued during 2005, in that the annual sales for the division grew considerably, by 27.8%, as compared to the previous year. During 2006, the annual sales for our government pharma division decreased by 3.95%, mainly due to modifications that PEMEX made to its purchase scheme of pharmaceutical products. In light of these new parameters, operations with PEMEX were not sufficiently profitable for us and, therefore, we decided not to participate in the auction process. We cannot assure that we will participate in future PEMEX auction processes or that we will be awarded contracts with PEMEX similar to those we have had in previous years.

•      IMSS– The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies.

•      State Health Institutions – The hospitals, clinics and pharmacies of each of the States of Mexico. The government employees of the States of Mexico have the right to go to these institutions for their healthcare needs.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of over 15,400 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 6,950 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2004, 2005 and 2006, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for more than 54% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is quite high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We have sought to overcome these market constraints by maintaining a superior distribution network.  Through more than 110 years of experience, we have developed a highly-sophisticated transportation and inventory logistics system, which enable us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to purchase at prices that are substantially lower than those paid by private entities.  Our sales to IMSS, ISSSTE, State Health Institutions, and PEMEX are not in bulk and, therefore, are not offered at bulk prices.  Instead, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers.  We are able to sell our pharmaceutical products to approximately 260 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency.  Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales.  Sales to PEMEX are at prices substantially lower than those for the private sector.  Sales to IMSS are made also at prices substantially lower than those for the private sector and, in many cases, depend on the negotiations conducted with the laboratories for each specific product.

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

We also offer our customers a series of specialized services, including training, conferences and trade fairs.  Some customer services are supported by a monthly pharmaceutical publication, “Farmservicios Editorial,” formerly “Correo Farmacéutico,” a monthly magazine and product catalog. We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge.  Clients that log on to www.farmaservicios.com are able to communicate directly with us, and can place and track their orders and shipments on-line.  These clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions.  www.farmaservicios.com also links to www.farmaservicios.pdv.  See “—Information Technology Systems” below in this item.

Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we broke out the divisions of General Merchandise and Other Products and Office Products.  In 2004, however, as part of a strategic business decision, the Group decided to unite all three divisions under the name of “Health, Beauty Aids, Consumer Goods, General Merchandise and Other or HBCG/Other Products.”  The decision was made due to the diminishing participation of the General Merchandise and Other products as well as Office Products within the Group’s sales, which together accounted for less than 1% of the Group’s total net sales.

We distribute health and beauty aids (HBA), various consumer products and electronic products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products, consumer goods and electronics, some of which are distributed on an exclusive basis, such as:

▪	Mexsana talcum powders from Schering Plough (since 1999);

▪	Coppertone suntan lotions (since 1999);

▪	Brunswick Sea Food products (since 1994);

▪	Lander lotions (since 2003);

▪	Toblerone chocolates (since 2001);

▪	Alo coffee (since 2005);

▪	Lipovitan energizing beverage (since 2002);

▪	The Sensual Tea (since 2004);

▪	Pringles potato chips (since 2005); and

▪	Mustela products (since 2007)

As of May 2006, we stopped distributing Veet waxing products and General Mills products, and added Chapstick lip balm and Sin Agua liquid hand sanitizer to our distribution list.  Both are distributed on an exclusive basis.

During the first quarter of 2007, we stopped distributing Canderel and Planet Pop products and in January 2007, we incorporated Mustela products into our catalog.

At times, we enter into short-term exclusive distribution agreements on a preliminary, experimental basis, in order to test the real demand for specific products.  If upon the termination of these agreements we conclude that there is no significant demand for a specific product, we cease the distribution of such product.  For this reason, in the normal course of business, products we distribute one year may not be distributed the next year. We are always seeking suppliers with whom we can enter into distribution agreements to distribute HBA, other consumer products, general merchandise and other products, so long as they provide acceptable margins.  We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

In the HBCG/Other Products business division, in some cases, we provide manufacturers with highly specialized integrated services.  These services range from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and product information.

We anticipate that the market in Mexico for health and beauty aids, consumer goods, general merchandise and other products will continue to grow due to the young profile of the Mexican population.  We believe that as the Mexican population continues to grow and as consumers’ disposable income increases, consumer demand for our products in this division could increase.

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico.  Prior to 2002, we referred to these products as non-perishable food/consumer products.  The general merchandise products that we distribute consist primarily of packaged and canned foods, candies, chocolates and freezer products. The other products that we distribute consist of over-the-counter products, household cleansers, toiletries, Casio electronic products and Disney licensed products.  The general merchandise and other products that we distribute are mostly products sold on an exclusive basis in specified geographic areas pursuant to contractual arrangements.

Since August 2000, we have distributed office and electronic products from Casio including: keyboards, calculators, audio and television equipment and related accessories through Mexatar. We acquired Mexatar in December 1998.  As part of our business strategy, the distribution of electronic products will continue only until our existing inventory of such products lasts. There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products or, if we do, that the terms will be favorable for us.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is one of the leading distributors of weekly magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City. In 2002, we co-published children’s books with approximately 23 international publishers.  However, due to our restructuring process, Citem did not enter into any co-publishing agreement during 2004, 2005, nor 2006.  There can be no assurance that we will enter into new co-publishing agreements in the future.

We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through approximately 149 nationwide agents and three firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores. In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 250 stores across Mexico, all of which duly organized. Citem also distributes products to 15 export clients, consisting mainly of magazine wholesalers in North, Central and South America.

Revenues from publication sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 54%, 17%, 20% and 9% of our total export sales in 2001, respectively.  In 2002 and 2003, we continued to export to the United States, Central America, South America and the Caribbean.  These areas represented 54%, 11%, 7%, and 28%, respectively, of our total publication export sales in 2002, while in 2003 these sales accounted for 68%, 5%, 17%, and 10% of our total publication export sales, respectively.  By the end of 2004, exports to the United States accounted for 62% of our annual publication export sales while Central America represented 13%, South America represented 22% and the Caribbean represented 3%. During 2005, publication exports to the United States accounted for 62.6% of our annual publication export sales, while Central America represented 10.4%, South America represented 24.0% and the Caribbean represented 3.0%. In 2006, publication exports to the United States accounted for 43.3% of our annual publication export sales while Central America, South America and the Caribbean accounted together for 56.8%.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This process involved changes in its product catalog, client base, personnel and distribution units and methods, among other changes.  As a result, several magazines and books were eliminated from its supplier base, causing a decrease in Citem’s sales of 8.5% compared to sales in 2001. The restructuring process continued during 2003 and, therefore, sales in the year decreased by 12.9%. However, in the last quarter of 2003 the restructuring processes started to show positive results; Citem’s sales increased 11.6%.  This increase was a result of Citem’s new client and products, in that the inclusion of new titles improved the division’s sales and operating results.  During 2004, due to above-mentioned restructuring, Citem’s sales rose by 6.2% as a result of having a more solid editorial base which included highly-demanded magazine titles. In 2005, Citem’s sales rose 7.8% as a result of a solid market positioning, penetration into new markets, a substantial editor base and the inclusion of new titles. During 2006, Citem’s sales grew 5.3%. Higher sales of political and sports magazines, stemming from consumer’s interest in the Mexican presidential elections and the Soccer World Cup, were the main factors behind this growth.

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

We are currently seeking to enter into exclusive distribution agreements that will allow us to distribute products, particularly in our HBCG/Other Products and Publications business divisions, at acceptable margins.  We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margins.

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

Deliveries of non-Mexican products are handled by Mexican customs near the U.S. border, and are typically made directly from the supplier to a Mexican customs agent. Once the customs agent completes the importation procedure, the products are then sent to our distribution center via ground transportation.

Marproa is a common carrier that also provides freight services to third parties at market rates.  From Marproa, we make deliveries several times a week to each of our 20 distribution centers.

Maintaining good relationships with our suppliers and publishers is important to our competitive success because of the tight inventory policies that are common in the Mexican pharmaceutical industry.  We are committed to making rapid and timely deliveries to our customers.

We have also installed EDI, which enables us to communicate electronically with our suppliers and customers.  For example, we use EDI for order placement, order confirmation and price changes.  See “—Information Technology Systems” below in this item.

Pharmaceutical Products

We purchase pharmaceutical products from over 180 laboratories and manufacturers.  Most of these suppliers are located in Mexico City and its surrounding areas.  Purchases are made through purchase orders from time to time, on an as-needed basis.  More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies.  Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases.  Companies such as Distriphar, Glaxosmithkline, Pfizer and Novartis are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 140 suppliers located primarily in Mexico City.  We purchased our catalog of over 800 general merchandise and other products from a wide range of suppliers including, Coppertone, Toblerone, Brunswick and Pringles.  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.  We purchased office products and electronic products from Casio, pursuant to a distribution agreement, including keyboards, calculators, audio and television equipment and related accessories, through our subsidiary Mexatar.  In line with our business strategy to focus on profitability, we will distribute keyboards and some electronics products, such as watches, only until we run out of our existing inventory.  There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or that, if we do, that it will be under favorable terms for us.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.  In 2003, while going through an administrative and operative restructuring as described above, Citem distributed over 6,200 publications purchased from over 280 publishers.  In 2004, Citem distributed over 5,900 publications, purchased from over 290 publishers, and during 2005, the Company distributed over 5,400 publications from 280 publishers. In 2006, Citem continued operating with a solid editorial base consisting of more than 240 publishers that allowed the company to sell more than 4,800 publications. Currently, Citem is distributing only publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were incorporated into or eliminated from Citem’s product catalog.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2004, 2005 and 2006, Grupo Casa Saba and Nadro together accounted for over 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor.  Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

In the government pharmaceutical distribution business, government entities acquire products through bidding programs in which wholesalers and laboratories participate directly.  These bidding processes are open to the public and, therefore, we face competition in this division just as we do in the private sector.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

Our competition in the Health, Beauty, Consumer Goods, General Merchandise and Other Products business division is similar to the competition that we face in our pharmaceutical products distribution business unit.  We compete primarily with manufacturers that deliver directly to supermarkets, some pharmaceutical chains and with various regional distributors.  In addition, Nadro and other regional wholesalers also distribute health, beauty, consumer goods, general merchandise and other products.

Our principal competitors in the general merchandise and other products market segment are manufacturers that deliver directly to supermarkets and some regional distributors.  We compete directly with many middle and product-specialized wholesalers that distribute to convenience stores, independent grocery stores and “mom and pop” stores.  In terms of the lines that we distribute exclusively, we face no competition from other wholesalers.

We continue to distribute office and electronic products from Casio, and face competition from regional and other wholesalers.  We only expect to continue distributing these products while inventories last, given that we do not see this as a core strategic business.

Publications

In Mexico, where the majority of Citem’s sales are made, our principal competitors in our publications product line include:

▪	Intermex, a company owned by Televisa, which primarily distributes its own publications;

▪	Codyplirsa, which primarily distributes popular magazines nationwide; and

▪	DIMSA, which distributes primarily English-language publications.

Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was 63 in 2004, 68 days in 2005 and 68 days in 2006.

Although we are continuously seeking to reduce the average maturity of our accounts receivable and maintain an aggressive collection policy for delinquent accounts receivable in conjunction with our efforts to improve our financial results and the efficiency of our operations, we could, in the future, decide to extend credit to clients in particular sectors on more favorable terms than those offered to our overall client base.  See “Item 4.”

The following chart sets forth the average contracted maturity of accounts receivable due from various market sectors.

Credit terms	Days
Pharmacies	35
Supermarkets and local wholesalers	35
Government	45
Publications to wholesalers	45
Publications to retailers (1)	45
____________________
(1)  National retail chains are centralized

Information Technology Systems

We periodically acquire and use new technologies to increase our efficiency and distribution capabilities.  All dealings with suppliers, leasers, banks and insurance companies, as well as our treasury, are centralized.  We believe that our information technology systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

In March 2006, Grupo Casa Saba signed an agreement with IBM and SAP through which it is updating its IT platform, thereby increasing its competitiveness as well as the efficiency of its execution processes. Grupo Casa Saba considers that the state-of-the-art technology systems that is developing jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

With this investment in technology, Grupo Casa Saba will obtain a system with state-of-the-art technology that is flexible, tolerant to failures and that includes the latest in back-up procedures and disaster recovery.  Together, all of these features will ensure the continuous processing of client transactions nationwide.

Retail Order Computers

A substantial part of our sales representatives use portable hand-held computer terminals to take and process orders.  These orders are transmitted via telephone lines to a central computer at each distribution center.  The orders are then printed and separated by route and filled according to a departure schedule.  We continually: upgrade our systems to increase the effectiveness of our order system; install individual workstations in a greater number of locations; track customer and supplier orders in the system’s network and ensure the accurate fulfillment of those orders.

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com. Pharmacies that use our system are automatically linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  www.farmaservicios.pdv can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.  We charge an annual license fee for this software.  Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies.  As of December 31, 2006, more than 2,800 www.farmaservicios.pdv systems were operating at customer locations.

Automatic Picking Technology

We were the first Mexican wholesaler to install automated pickers in our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  As of December 31, 2006, 6 of our 20 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining 14 manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

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

Back-Office and Accounting Services

In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information.  During 2006, we continued to update all of our back-office information systems in order to improve our internal as well as our administrative reporting processes.

Software

We license www.farmaservicios.pdv to our clients for an annual fee.  We also operate with software designed by third parties with whom we have entered into license agreements.

Regulation

Our business is primarily regulated by the Ley General de Salud, or General Health Law, and the accompanying regulations.  Two federal agencies that pertain to the executive branch of the Mexican government, the Mexican Ministry of Health and the Mexican Ministry of Economy, regulate the pharmaceutical industry.  We are required to obtain authorization from the Mexican Ministry of Health to distribute prescription drugs and over-the-counter pharmaceuticals on the wholesale level.  We believe that we have obtained all necessary authorization and permits required for the operation of our business and we do not foresee any revocation, cancellation or termination of such authorizations and/or permits.

The Ministry of Economy regulates both the wholesale and retail prices of prescription and over-the-counter pharmaceutical products.  Mexican law requires us to sell all prescription and over-the-counter drugs at a price that is equal to or lower than the price approved by the Ministry of Economy for each product.  The Ministry of Economy periodically receives and, if appropriate, approves revised price lists submitted by manufacturers on a product-by-product basis.

Property, Plant and Equipment

As of May 31, 2007, our principal properties consisted of 20 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 17 other properties, which are not currently in use.  The majority of our fixed assets is wholly owned and free of any major liens or encumbrances.  We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of May 31, 2007, we have distribution centers that represent approximately 100,000 square meters of warehouse space.  From these centers, we filled more than 5 million orders in 2006, averaging more than 400,000 orders per month.  All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers and their locations in alphabetical order, as of May 31, 2007:

	Distribution Center Name	Location (City, State)
1.	Taxqueña	Mexico City, Distrito Federal
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Peninsular	Mérida, Yucatán
13.	Citem	Tlalnepantla, Mexico
14.	Reynosa	Reynosa, Tamaulipas
15.	Tampico	Tampico, Tamaulipas
16.	Tijuana	Tijuana, Baja California
17.	Tláhuac	Mexico City, Distrito Federal
18.	Tuxtla	Tuxtla Gutiérrez, Chiapas
19.	Vallejo	Mexico City, Distrito Federal
20.	Veracruz	Veracruz, Veracruz

In conjunction with our cost-cutting program and our efforts to consolidate our operations and improve our profitability, during 2006 we closed the distribution centers located in Puebla and Morelia.

Item 5.    Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report.  Our audited consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in some significant respects from U.S. GAAP.  Note 16 to our audited consolidated financial statements provides a description of the primary differences between Mexican GAAP and U.S. GAAP, and describes the differences in presentation between the statement of changes in the financial position under Mexican GAAP and the requirements under U.S. GAAP for a statement of cash flows.  Note 16 also provides a description of our profit sharing and income tax obligations.  Note 17 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP for net income and total stockholders’ equity.

Mexican GAAP requires that our audited consolidated financial statements recognize certain effects of inflation.  In accordance with Mexican GAAP, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements in this annual report have been restated in constant Pesos as of December 31, 2006.

Overview

The year ended December 31, 2006 was a year full of challenges in a highly competitive industry, where operating efficiency and service excellence were the key variables in ensuring permanence and good results.

Under those circumstances, and in order to position Grupo Casa Saba as a leader in its markets, a series of strategies were implemented that were aimed at widening our presence in the various markets where we operate as well as at increasing the efficiency of both our administrative and logistic operations as well as our distribution centers.

We continued with the reengineering of our routes and the satellite positioning of our distribution fleet, thus gaining enhanced efficiency in terms of both profitability and client service.

At our distribution centers, we performed operational feasibility studies that led to two centers being consolidated into our existing network. We concluded that, thanks to our technical innovations and highly efficient routing, their operations could be absorbed by other distribution centers with a higher level of automation. This translated into lower operating expenses and better client service.

In December 2006, at our Taxqueña distribution center in Mexico City, a state-of-the-art automated warehousing supply and handling system began operations, which generated not only operating efficiency but also greater sorting precision and quality for our clients. This system is currently one of the most sophisticated of its kind in Latin America, placing our group at the forefront in terms of technology.

We continued to maintain strict controls throughout the year over our administrative and corporate operations, generating savings in administration expenses and boosting the Group’s productivity.

In our principal market, which is the distribution of private pharmaceutical products, 2006 was a year of dynamic growth, which, along with the Group’s competitive positioning in the market, helped it to register a real annual sales increase of 3.7%. However, in commercial terms, 2006 was a year of high competition in almost all of the markets in which the Group participates. This generated higher discounts for our clients, which in turn affected the Group’s gross profit.

Although gross profit decrease slightly in 2006 compared to 2005, improved operating efficiency allowed us to register a real annual reduction of more than five percent in our operating expenses. This offset the lower gross profit and resulted in real annual growth in our consolidated operating earnings of 9.1%. In order to offer better and more competitive service to clients, additional investments in working capital were made in 2006, all of which were completely covered by the cash flow generated by the Group’s operations.

Grupo Casa Saba registered a 16.6% increase in net income in 2006, the result of improved operating efficiency and a solid financial structure, which showed a cash position net of cost-bearing liabilities of Ps. 600 million at the end of 2006.

For the fourth consecutive year and in order to comply with the commitment that the Group’s administration has with its shareholders, a cash dividend of Ps. 154 million was paid in June 2006.  This figure is equivalent to Ps. 0.5651 per share and is 25% higher than the dividend that was paid out in 2005.

At Grupo Casa Saba, we will maintain our policies of strict cost controls, financial strength and sound corporate governance, and will continue to focus on enhancing our service standards. Consequently, we will continue our efforts to increase our profitability and strengthen our growth.

Effects of Economic and Mexican Governmental Factors on Our Results of Operations

Our operations and assets are located in Mexico.  As a consequence, our results of operations may be significantly affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico.  See “Item 3. Key Information—Risk Factors Relating to Economic and Political Developments in Mexico.”

Economic Situation

In 2001 due to a slowdown in the international economic environment, Mexico’s GDP decreased by 0.2% and inflation declined to 4.4%. This economic slowdown continued in 2002 and Mexico’s GDP increased by 0.8% and annual inflation reached 5.7%. In 2003, concerns about the recovery of the U.S. economy continued, the war with Iraq began and there were no major advances in the structural reforms expected in Mexico. The combination of these factors affected Mexico’s GDP, which grew during the period by 1.4% while inflation declined to 4.0% and the interest rate on 28-day CETES averaged 6.2%. Finally, in 2004 several factors helped to boost the Mexican economy, including: the recuperation of the U.S. economy; higher revenues generated from petroleum sales and an increase in remittances. During this period, Mexico’s GDP grew by 4.2%, while inflation reached 5.2% and the interest rate on 28-day CETES averaged 6.8%. In 2005, the economy further benefited from sharp increases in oil prices and global economic recovery.  As a result, the country’s GDP for the year grew by 3.0%, annual inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%. During 2006, presidential, congressional and state elections took place in Mexico, enhancing with extraordinary spending the growth of the several sectors, including services. Oil prices continued to be high, averaging U.S.$ 56.5 per barrel, which helped the country’s GDP to grow 4.8% during the year. Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%. During the first quarter of 2007, Mexico’s GDP grew 2.6% and inflation reached 1.0%.

For each of the years ended on December 31, 2004, 2005 and 2006, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated debt and do not expect to incur any U.S. Dollar-denominated debt in the near term in connection with our current business plan, we may need to do so in the future.  Substantially all of our revenues are and will continue to be Peso-denominated.  As a result, should we incur any substantial U.S. Dollar-denominated debt, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses.  In 2006, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 1.5% against the U.S. Dollar.  In the first quarter of 2007, the Peso depreciated by approximately 2.6% against the U.S. Dollar.  Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

Severe devaluation or depreciation of the Peso may also result in the disruption of the international foreign exchange markets.  This may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of making timely payments of principal and interest on any non-Peso-denominated debt we may incur in the future, which could, in turn, affect our ability to obtain foreign services and products.  Devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect U.S. Dollar prices for our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs.  Such fluctuations would also affect the conversion value of any cash dividends paid on the Ordinary Shares in Pesos into U.S. Dollars.

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 5.2%, 3.3% and 4.1% for 2004, 2005 and 2006, respectively.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our prices and our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high real and nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 6.8%, 9.1% and 7.2% for 2004, 2005 and 2006, respectively.  In the first quarter of 2007, the 28-day Mexican CETES averaged 7.0%.  Accordingly, if we need to incur Peso-denominated debt in the future, it will most likely be at higher interest rates than in the United States.

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2004	2005	2006
Total Private Pharmaceuticals Market:
Real Unit Price Increases	6.6%	6.2%	5.2%
Growth in Units	-3.2%	2.1%	-0.9%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	7.2%	7.4%	11.4%
Growth in Units	-6.8%	-5.0%	-5.9%

Market Share of Grupo Casa Saba(1):	26.0%	24.0%	23.1%
Inflation(2)	5.2%	3.3%	4.1%
_________________
(1)  Based on information from IMS Health, A.G. and Grupo Casa Saba’s own estimates.  This market share does not include purchases made by government institutions and sales in the private pharmaceutical market from similares, generics and impulso. Also includes an IMS estimate of sales through non-wholesalers.

(2)  Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry.”

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated.  This financial data is restated in constant Pesos as of December 31, 2006.

	Year Ended December 31,
	2004	2005	2006
	(Millions of constant Pesos as of December 31, 2006)
Pharmaceuticals:
Private sector	Ps.18,477.6	Ps.18,856.5	Ps.19,763.4
% Growth	0.1%	2.1%	4.8%
Government	663.9	848.4	814.9
% Growth	10.1%	27.8%	-4.0%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,208.8	2,228.8	2,150.4
% Growth	-4.6%	0.9%	-3.5%
Publications	766.1	826.7	870.7
% Growth	6.2%	7.8%	5.3%
Total	Ps.22,116.4	Ps.22,760.4	Ps.23,599.4
Total % Growth	0.1%	2.9%	3.7%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2004	2005	2006
Pharmaceuticals:
Private	83.6%	82.9%	83.8%
Government	3.0%	3.7%	3.5%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	9.9%	9.8%	9.1%
Publications	3.5%	3.6%	3.7%
	100.0%	100.0%	100.0%
Cost of Sales	89.7%	89.7%	90.1%
Gross Profit	10.3%	10.3%	9.9%
Operating expenses:
Selling expenses	2.7%	2.5%	2.2%
Administrative expenses	3.7%	3.7%	3.3%
	6.4%	6.2%	5.5%
Operating income	3.9%	4.1%	4.3%
Comprehensive cost of financing, net	0.0%	0.0%	0.0%
Other income	(0.2)%	(0.2)%	(0.4)%
Income tax and employee profit sharing	0.9%	0.9%	1.0. %
Net income	3.2%	3.3%	3.7%
	100.0%	100.0%	100.0%

Results of Operations

In accordance with Mexican GAAP, Peso amounts presented below for 2004, 2005 and 2006 are reflected in constant Pesos as of December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total Net Sales.  Net sales increased by 3.7% to Ps. 23,599.4 million for the year ended December 31, 2006 as compared to the same period for 2005. This increase was mainly due to the solid growth of the private pharmaceutical market in Mexico, the Group’s market presence and operating performance and increases in sales by our Private Pharma and Publications business divisions, which was partially offset by decreases in sales by our Government Pharma and Health, Beauty, Consumer Goods, General Merchandise and Other Products business divisions.

Sales by Division:

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 4.8%, from Ps. 18,856.5 million for the year ended December 31, 2005 to Ps. 19,763.4 million for the year ended December 31, 2006. Sales were boosted both by the growth in value terms of the private pharmaceutical market and Grupo Casa Saba’s competitive positioning in it.

Our Private Pharma division continued to be the Group’s most important, increasing its percentage of total net sales from 82.85% for the year ended December 31, 2005 to 83.75% for the year ended December 31, 2006.

Net Government Pharma Sales.  Net sales from our Government Pharma business division decreased by 3.95% compared to Ps. 848.4 million for the year ended December 31, 2005, totaling Ps. 814.9 million for the same period in 2006. This decrease resulted primarily from lower sales to PEMEX, which modified its acquisition scheme for pharmaceutical products.  As a result of this decrease, net sales in our Government Pharma business division for the year ended December 31, 2006 represented 3.45% of total net sales, compared to 3.73% for the same period in 2005.  Since sales to PEMEX and other government institutions depend on bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales.  Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division decreased by 3.5%, to Ps. 2,150.4 for the year ended December 31, 2006 compared to Ps. 2,228.8 million for the same period in 2005. The lower sales in this division reflect the decision by some of the Group’s clients to no longer acquire these types of products through Grupo Casa Saba.

As a result of the decrease in sales posted by this division, its percentage to total net sales decreased from 9.8% for the year ended December 31, 2005, to 9.11% for the year ended December 31, 2006.

Net Publications Sales.  Net sales in our Publications business division increased by 5.33% to Ps. 870.7 million for the year ended December 31, 2006 from Ps. 826.7 million for the year ended December 31, 2005. The growth was fueled by an increase in the consumption of sports magazines, albums and posters related with the World Soccer Championship in Germany and election-year political publications, as well as a strategy focused on distribution according to type of client.

Consequently, net sales from our Publications as a percentage of total sales rose, from 3.6% for the year ended December 31, 2005 to 3.7% for the year ended December 31, 2006.

Gross Profit.  Cost of sales for the year ended December 31, 2006 amounted to Ps. 21,267.0 million, an increase of 4.19% over the year ended December 31, 2005. Given the competitive market conditions, greater client discounts were granted, reducing our gross margin by 44 basis points, which went from 10.32% in 2005 to 9.88% in 2006. Gross profit amounted to Ps. 2,332 million for the year ended December 31, 2006, down by 0.69% from Ps. 2,348.6 million for the same period in 2005.

Operating Expenses.  Grupo Casa Saba maintained strict cost and expense controls in 2006, and implemented programs to increase the efficiency of its warehouses, distribution routes, personnel, and general operations. This generated a 7.10% drop in operating expenses, which amounted to Ps. 1,316.4 million for the year ended December 31, 2006 from Ps. 1,417.1 million for the same period in 2005. Combined with the increase in sales, this lowered the ratio expenses-to-sales ratio from 6.23% for the year ended December 31, 2005 to 5.58% for the year ended December 31, 2006.

Operating Income. Operating income for the year ended December 31, 2006 was Ps. 1,015.9 million, an increase of 9.06% from Ps. 931.5 million for the same period in 2005.  The increase was primarily the result of higher sales and lower operating expenses. Our operating margin for the year ended December 31, 2006 was 4.3%, up 21 basis points from 4.1% for the same period in 2005.

Comprehensive Cost of Financing, Net.  Pursuant to Mexican GAAP, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.

Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar.  In the past, we have borrowed in U.S. Dollars upon determining that money market conditions generated a favorable cost-benefit tradeoff versus borrowing in Pesos.  The gain or loss on the net monetary position incorporates the effect of inflation on monetary assets and liabilities.  Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.

Our comprehensive financing cost, net for the year ended December 31, 2006 registered a gain of Ps. 4.2 million, due primarily to increased interest income, lower interest expense and an exchange gain of Ps. 1.7 million obtained during the year ended 2006.

Income Taxes, Asset Tax and Employee’s Statutory Profit Sharing.  Provisions for taxes and employees’ statutory profit-sharing (Participación de los Trabajadores en la Utilidad, or “PTU”) for the year ended December 31, 2006 amounted to Ps. 234.2 million, an increase of 8.75% from Ps. 215.4 million for the same period in 2005. The increase was mainly the result of higher provision for income taxes.  Income tax for the year ended December 31, 2006 was Ps. 353.8 million, which added to a recovery of asset tax paid in prior years of Ps. (59.0) million and a deferred income tax of Ps. (64.8) million resulted in provisions for taxes in an amount of Ps. 229.9 million compared to Ps. 216.3 million for the same period in 2005. Employee profit-sharing for the year ended December 31, 2006 decreased to Ps. 3.4 million from Ps. 4.4 million for the same period in 2005, and deferred employee profit-sharing resulted in a cost of approximately Ps. 1.0 million for the year ended December 31, 2006 compared with a gain of Ps. 5.2 million for the same period in 2005.

Net Income. Net income for the year ended December 31, 2006 was Ps. 883.4 million, an increase of 16.6% from the Ps. 757.7 million registered for the year ended December 31, 2005.  Net profit as a percentage of sales, or net margin, for the year ended December 31, 2006 was 3.7%, 41 basis points higher than the margin for the same period in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total Net Sales.  Net sales increased by 2.9% to Ps. 22,760.4 million for the year ended December 31, 2005 compared to the same period for 2004, mainly due to the vitality of the private pharmaceutical market, our increased participation in government institutions, and the growth in our publications division. Net sales in our HBCG/Other Products business division increased slightly, by 0.9%, to Ps. 2,228.8 million as compared to Ps. 2,208.8 million for the year ended December 31, 2004, primarily due to the decision of some clients to not acquire this type of products through Grupo Casa Saba.

                During the first half of the year, our strategy of focusing on profitability affected our sales performance, given that we did not operate with clients that did not meet our minimum profitability requirements.  During the second half of the year, however, we incorporated some of these product lines back into our catalog under better commercial conditions. Overall, we believe that this strategy delivered positive results, since our 2005 operating income grew by 8.6% with respect to 2004.

Net Private Pharma Sales. Net sales from our Private Pharma business division increased by 2.1%, from Ps. 18,477.6 million for the year ended December 31, 2004 to Ps. 18,855.8 million for the year ended December 31, 2005.

This increase reflects the vitality of the private pharmaceutical market as well as the impact of not distributing, during the first half of the year, products from suppliers that did not meet our new minimum profitability requirements. As the private pharmaceutical market posted better results than our Private Pharma business division for the year ended December 31, 2005, we experienced a decrease in our market share.

Our Private Pharma business division continued to account for most of our sales, in spite of a slight decrease as a percentage of total sales, from 83.6% for the year ended December 31, 2004 to 82.9% for the same period in 2005.

Net Government Pharma Sales.  Net sales from our Government Pharma business division increased considerably, by 27.8% as compared to Ps. 663.9 million for the year ended December 31, 2004, totaling Ps. 848.4 million for the same period in 2005. This increase resulted primarily from our efforts in raising our participation with government institutions, including PEMEX and state health institutions.  As a result of this increase, net sales in our Government Pharma business division for the year ended December 31, 2005 represented 3.7% of total net sales, compared to 3.0% for the same period in 2004.  Since sales to PEMEX and other government institutions depend on bidding processes, there can be no assurance that we will be awarded similar contracts in the future. See “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales.  Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division increased slightly, by 0.9%, to Ps. 2,228.8 for the year ended December 31, 2005 compared to Ps. 2,208.8 million for the same period in 2004. This increase was mainly due to other product lines, such as food products, which registered increases in sales as a result of solid commercial efforts, both of new and traditional products, which was partially offset by the decision of some clients not to acquire some products through Grupo Casa Saba.  Net sales for this division decreased as a percentage of total net sales to 9.8% for the year ended December 31, 2005 compared to 9.9% for the same period in 2004.

Net Publications Sales.  Net sales in our Publications business division increased by 7.8% to Ps. 826.7 million for the year ended December 31, 2005 from Ps. 766.1 million for the year ended December 31, 2004. This result is the outcome of the strong market positioning of this division, a solid editorial base, the inclusion of new titles and penetration into new markets. Net sales from our Publications division represented 3.6% of our total net sales for the year ended December 31, 2005, increasing slightly from 3.5% for the year ended December 31, 2004.

Gross Profit.  Cost of sales for the year ended December 31, 2005 amounted to Ps. 20,411.1 million, a 2.9% increase from the Ps. 19,841.0 million for the same period for 2004. This was mainly the result of the 2.9% increase in sales. As a result, our gross margin for fiscal year 2005 improved slightly, by 3 basis points, to 10.3%, and our gross profit increased by 3.2%, to Ps. 2,348.6 million for the year ended December 31, 2005, from Ps. 2,276.8 million for the same period in 2004.

Operating Expenses.  Operating expenses for the year ended December 31, 2005 amounted to Ps. 1,417.1 million, registering a decrease of 0.14% as compared to Ps. 1,419.1 million for the same period in 2004.  This was the result of improved operations efficiency and continuous cost-savings programs, such as route reengineering and the optimization of distribution centers, among others.  Consequently, operating expenses as a percentage of total net sales represented 6.2% for the year ended December 31, 2005, vis-à-vis 6.4% in the same period of 2004.

Operating Income.  Operating income for the year ended December 31, 2005 was Ps. 931.5 million, reflecting an 8.6% increase from Ps. 857.8 million for the same period in 2004. Our operating margin for the year ended December 31, 2005 increased 21 basis points to 4.1%, from the 3.9% figure for the year ended December 31, 2004. The increase was primarily due to the increase in sales and the reduction in operating expenses.

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

Our comprehensive cost of financing, net for the year ended December 31, 2005 registered a gain of Ps. 1.7 million. This gain is primarily the result of a higher interest income and a lower interest expense. It is worth noting that interests paid mainly represent banking fees.

Income Tax, Asset Tax and Employees’ Statutory Profit Sharing.  Provisions for taxes and employees’ statutory profit-sharing (Participación de los Trabajadores en la Utilidad, or “PTU”) for the year ended December 31, 2005 were Ps. 215.4 million, an increase of 9.4% compared to Ps. 196.9 million for the year ended December 31, 2004.  This was mainly due to a higher income tax provision.  With respect to pre-tax income, provision for taxes and employee profit-sharing was 22.1% of pre-tax income for the year ended December 31, 2005, compared to 22.0% for the year ended December 31, 2004.  Income tax for the year ended December 31, 2005 was Ps. 320.2 million and income tax offset by prior year tax loss carry forwards was Ps. (195.9) million.  For the year ended December 31, 2005, we did not pay any asset tax and deferred income tax was Ps. 92.0 million. Employee profit-sharing and deferred employee profit sharing for the year ended December 31, 2005 accounted for Ps. (0.8) million.

Net Income.  Net income for the year ended December 31, 2005 was Ps. 757.7 million, an increase of 8.6% compared to the Ps. 697.6 million registered for the year ended December 31, 2004.  Net profit as a percentage of sales, or net margin, for the year ended December 31, 2005 was 3.3%, 18 basis points higher than the margin for the same period in 2004.

Aggregate Contractual Obligations

Below is a table containing a description of Casa Saba’s aggregate contractual obligations.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	–	–	–	–	–
Capital Lease Obligations (2)	1,882	1,882	–	–	–
Operating Leases (3)	–	–	–	–	–
Purchase Obligations (4)	–	–	–	–	–
Other Long-Term Liabilities reflected on our Balance Sheet Under Mexican GAAP (5)	724,061	–	–	–	724,061
Total	725,943	1,882	–	–	724,061
____________________________
(1)  Current Maturities of Long-Term Debt (see Note 8 to our audited consolidated financial statements).
(2)  Includes leasing obligations for Information Technology equipment and transport equipment from Hewlett Packard, Capital and Paragon.
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

In accordance with Bulletin C-2 “Financial Instruments” issued by the MIPA, Casa Saba’s financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to its commercial activities, bank loans, and long-term debt. We are not party to any derivative or other similar instruments at this time. As of December 31, 2004, 2005 and 2006, the carrying value of financial instruments shown in the balance sheet approximates their fair value due to their short-term nature.

Off- Balance Sheet Agreements

                Grupo Casa Saba currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose our contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses incurred during the reporting periods. We base our estimates and judgments on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates on an on-going concern basis. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements. We believe that our most critical accounting policies that imply the application of estimates and/or judgments are:

(a) Allowance for doubtful accounts

The allowance for doubtful accounts represents our estimate of the probable loss inherent in all receivables by considering the general historical trend of customers’ payment performance and factors surrounding the specific customer’s credit risk. On a periodic basis, we analyze the recoverability of our accounts receivable in order to determine whether, due to credit risk or other factors, some receivables may not be recovered. If we determine that such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the allowance for doubtful accounts. This determination requires substantial judgment by our management. Final losses from doubtful accounts may differ from our estimated reserve.

(b) Estimate for slow-moving inventory

Periodically, we analyze the recoverability of our inventories in order to determine whether due to certain factors or conditions, certain products in our inventories may not be available or useable for sale purposes. If such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the estimate for slow-moving inventory. As a result, final losses from slow-moving inventory could differ from our estimated reserves.

(c) Property and equipment

Our balance sheet reflects amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout Mexico. Many of these assets have resulted from past acquisitions, which have required us to report these assets at their market value at the dates of acquisition. Subsequently, we restate the value of long-lived assets by applying the “adjustments due to changes in the general price level method” by using the National Consumer Price Index to value those assets, as permitted by Mexican GAAP. We believe that this method more accurately presents the fair value of the assets than historical cost or other methods accepted by Mexican GAAP.

As we discuss in Note 3(g) to our audited consolidated financial statements, effective 2004, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) issued by the IMCP, we periodically assess the recoverability of the restated value of our long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary indicate that the carrying value of those assets may not be recovered. This determination requires substantial judgment. The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof which considers net present value of cash flows estimated to be generated by those assets. The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless the indications mentioned are of a temporary nature. Bulletin C-15 contemplates the reversal of the recognition of impairment. Property and equipment to be disposed of are recorded as the lesser of the carrying value and the fair market value thereof, less sale related costs. Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable. This determination is subjective and is an integral part of the determination of whether an impairment has occurred.  Property and equipment are depreciated on the restated value thereof, by using the straight-line method and by considering the estimated remaining useful lives of fixed assets. The estimated useful lives represent the period we expect the fixed assets to remain in service and to generate revenues by considering their operation conditions.

At 2005 and 2006 fiscal year end, the Group completed the fair value based impairment test on its property and equipment.  As a result the fair value of those long-lived assets was equivalent to or greater than the carrying value thereof recorded on those dates. Accordingly, no impairment charges resulted from the assessment performed on the carrying value of property and equipment.

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

(d) Intangible assets and goodwill

As we discuss in Note 3(h) to our audited consolidated financial statement, we apply Bulletin C-8, “Intangible Assets” (Bulletin C-8) issued by the MIPA. Accordingly, our intangible assets refer to costs incurred and/or rights or privileges acquired that generate specific future economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) pre-operating costs are expensed when incurred; (iii) intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. The Group’s goodwill arises from acquiring shares of capital stock of subsidiary companies at a price exceeding the fair value of the net assets acquired at the acquisition date.

Intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method, unless there is no market for those assets. In that event, they are reduced to the amount of goodwill or to zero. In addition, intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph (g) below.

At 2005 and 2006 fiscal year end, the Group completed the fair value based impairment test on its goodwill. In 2005, the Group recorded an operating expense for goodwill impairment in the amount of Ps. 46,742 (Ps. 44,921 historical Mexican pesos), whereas in 2006 there was no impact of impairment that should be recorded.

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

(e) Labor obligations

Our labor obligations are comprised of retirement pensions and seniority premiums derived from defined benefit plans for all our employees and, beginning in 2005, certain severance benefits to employees upon termination of the employer/employee relationship when they complete that employment relationship prior to retirement age. The determination of our obligations and the net periodic cost is dependent on our selection of certain assumptions used by independent actuaries in calculating such amounts. Projected benefit obligations, unamortized items and the net periodic cost applicable to labor obligations are determined by using the "projected unit credit method." We evaluate our assumptions at least annually. We describe our labor obligations in Note 3(j) to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. The Group has created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations derived from defined benefits. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

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

(f)  Income taxes

We record the provision for both income tax and employee profit sharing based on the determined amount payable based on taxable income, which is obtained as provided for in the applicable provisions of the Income Tax Law in effect.

The deferred income tax effect is determined by applying the “comprehensive asset and liability method” in accordance with Mexican GAAP and U.S. GAAP. The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carry forwards. In the event of any change in the effective income tax rate subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that may be recoverable is recognized as a deferred income tax asset under certain circumstances. The deferred employee profit sharing effect is determined under same method.

We periodically perform a valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded, in the event that it is likely that a certain portion or the entire deferred income tax/employee profit sharing asset may not be realized. The valuation allowance is determined based on historical taxable income, projected future taxable income and the expected timing of the reversal of existing temporary differences. Any reduction in the deferred income tax asset amount is recorded in the income statement and/or the stockholders’ equity by considering the nature of the temporary item. If our estimates and related assumptions change in the future, we may be required to record additional valuation allowance against our deferred tax assets, resulting in an additional income tax expense.

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

On December 1, 2004, an amendment to the Mexican Income Tax Law was published and became effective as of January 1, 2005. Under this amendment:

(i)	The statutory income tax rate was of 30% for 2005 and was reduced gradually by one percentage point per year through 2007 to reach 28%. This rate will be applicable thereon.

(ii)	The tax deduction for inventories will be made through cost of sales, and the inventory balance as of December 31, 2004, was taxable effective 2005, but will not exceed 2012, based on specific criteria provided for in the Income Tax Law.

(iii)	Paid employee profit sharing may be reduced from the income tax base, and

(iv)	The limit on stockholders’ participation in taxable income or loss from Mexican subsidiaries was eliminated for tax consolidation purposes.

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

(h)   Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in Note 14 to our consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accounts for a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we account for a liability for the estimated loss.

Indebtedness

As of December 31, 2006 we had an outstanding short-term bank debt of Ps. 16 million.

As of June 15, 2007, we had arranged for short-term loan revolving credit lines for a total aggregate principal amount of Ps. 1,357 million with the following banks: Scotiabank-Inverlat, Santander-Serfin and Banamex. These facilities may each be accessed depending on our cash flow requirements. Grupo Casa Saba did not provide specific warranties for these facilities. The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México, S.A. plus a maximum of approximately 4 percentage points. The basis points which will be added to TIIE depend on negotiations and prevailing market conditions. As of this date, and despite the payout of a Ps. 170 million dividend payment on June 08, 2007, we do not have any cost-bearing liabilities.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations. If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1.4 billion. Net working capital (current assets minus current liabilities) as of December 31, 2006 was Ps. 4,670.8 million compared to Ps. 4,390.7 million as of December 31, 2005.

Our cash flows are subject to seasonal fluctuations and market conditions. To maintain a larger winter inventory and to ensure adequate  inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end. After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. Our inventories, net as of December 31, 2006, were Ps. 3,823.2 million or 2.35% higher than the Ps. 3,735.6 million they amounted to on December 31, 2005. As of December 31, 2006, our inventory days were 64.7 days, 1.2 days lower than the 65.9 days registered for the year ended December 31, 2005. As of December 31, 2005, our inventory days were 65.9 days, 6.2 days lower than the 72.1 days registered for the year ended December 31, 2004.  Accounts Receivable for the year ended December 31, 2006 registered 67.6 days while accounts payable accounted for 67.5 days for the same period. Accounts Receivable for the year ended December 31, 2005 registered 68.5 days while accounts payable accounted for 74.0 days for the same period. For the year ended December 31, 2004, inventory days were 72.1, account receivable days reached 62.7 and accounts payable days were at 79.6.

Accounts Receivable

As of December 31, 2006, due to higher sales, a different sales mix, a highly competitive environment and commercial negotiations with clients, accounts receivable net increased to Ps. 4,433.7 million or 2.4% compared to Ps. 4,330.5 million as of December 31, 2005. Accounts receivable days as of December 31, 2006 decreased 0.85 days to 67.6 days from 68.5 days for 2005. As of December 31, 2004, accounts receivable days were 62.7.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions” and Notes 3(f), 4 and 7 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2006, trade accounts payable decreased to Ps. 3,986.1 million or 5.0% compared to Ps. 4,193.7 million as of December 31, 2005. As a result, our trade accounts payable days decreased to 67.5 in 2006 compared to 74.0 days for the year ended December 31, 2005. As of December 31, 2004, our trade accounts payable days were 79.6.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2006 were approximately Ps. 160.1 million, which consisted of Ps. 46.4 million for the purchase of transport and delivery equipment, Ps. 80.8 million for technology and computer equipment, particularly the acquisition of new software licenses and Ps. 32.9 million for other general expenditures. These expenditures were mainly funded with internal resources. For 2007 we expect to fund our capital expenditures needs with internal funds. In the event that we require additional funds, we may access our short-term revolving credit facilities.

Our capital expenditures during 2005 were approximately Ps. 91.8 million, which consisted of Ps. 47.7 million for the purchase of transport and delivering equipment, Ps. 39.5 million for technology and computer equipment, particularly the acquisition of new software licenses, Ps. 4.2 for acquisitions and Ps. 0.4 million for other general expenditures. These expenditures were mainly funded with internal resources.

Our capital expenditures during 2004 were approximately Ps. 49.7 million, which consisted of Ps. 38.4 million for the purchase of transport and delivering equipment, Ps. 10.3 million for technology and computer equipment and Ps. 1.0 million for other general expenditures.

Trend Information

During 2006, we continued with our strategy of profitable growth and successfully implemented a number of operating efficiencies programs to maximize the profitability of our operations. We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them. In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers. These measures allowed for a 9.1% growth in operating income and a 21-basis point improvement in our operating margin.

We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and will continue to focus our efforts on increasing profitability in the different markets in which we operate. In addition to these measures, we continue to be committed to operating under strict expense controls.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years. The main factors supporting this expected growth are Mexico’s demographic demographic structure (adults are continuously increasing their participation in Mexico’s total population) and the increase in the life expectancy of the Mexican population. The combination of these factors generated a natural growth in the demand for healthcare services and pharmaceutical products.

With respect to our non-pharmaceutical or HBCG/other products related business divisions, we expect that higher levels of economic growth will increase the demand for these products, thus allowing us to generate positive results in the upcoming years. We believe that the more solid client and editorial base of our Publication business division has, and will, allow it to generate better sales and operating results, particularly if Mexico has a better economic performance than in previous years.

Accounting Pronouncements and Related Effects

Under Mexican GAAP

                (a)  Research and Development Board of Financial Information Standards (CINIF-Spanish acronym)

    Effective June 2004, the CINIF replaced the Accounting Principles Board (APB) of the IMCP in the duty of developing and issuing financial reporting standards (Mexican FRS), and reaching their convergence with International Financial Reporting Standards (Note 2).

    For this purpose, the CINIF rename from Mexican GAAP to Mexican FRS.  CINIF established a conceptual framework to develop additional FRS that solves matters arising from accounting practices.  The conceptual framework is formed by eight Series A FRS.  These FRS, along with FRS B-1, both effective as of January 1, 2006, superseded some bulletins of Mexican GAAP.  Accordingly, Mexican FRS was integrated as follows:

▪	Bulletins issued under the new duty and its Interpretations

▪	APB Bulletins transferred to the CINIF on May 31, 2004, that would not have been amended, substituted, or repealed by the new Mexican FRS; and

▪	International FRS applicable to Mexican FRS suppletorily.

    The most significant change applies to FRS B-1, “Accounting changes and correction of errors”.  This standard sets forth that changes in particular standards, reclassifications, and corrections of errors should be recognized retrospectively.  Therefore, the financial statements affected by the change presented on a comparative basis with the current year should be adjusted from the beginning of the oldest period presented comparatively.

    Adoption of these provisions had no significant effect on the consolidated financial position and operating income of Grupo Casa Saba.

(b)  Recently Issued Accounting Pronouncements

    In December 2006, the CINIF issued the following Mexican FRS, effective January 1, 2007:

    FRS B-3, “Income statement”.  This standard requires income, costs and expenses should be classified as ordinary and unordinary (nonrecurrent). The income statement should show ordinary items first and identify the main levels of income/loss (before taxes, before discontinued operations, and net income/loss).  Costs and expenses should be classified based on their function, nature or combination of both.  Special items set in some Mexican FRS should be classified as ordinary in the caption “Other income and expenses”, whereas extraordinary items should be classified as unordinary items.  Employee Profit Sharing should be shown as an ordinary expense in the caption “Other income and expenses”.  Moreover, the caption “accumulated effect of accounting changes at beginning of year” is eliminated since any effect due to the change should be shown in retained earnings.  Adoption of this Mexican FRS will have no significant effect on the consolidated financial position and operating income of Grupo Casa Saba.

FRS B-13, “Events subsequent to the date of the financial statements”.  This standard requires that subsequent events derived from nonperforming portfolio and due dates of liabilities restructurings, as well as agreements to defer payments of liabilities should be recognized in the financial statements when entered into.  These events are only disclosed in the notes to the financial statements.  Financial statements should not be prepared on a going concern basis if subsequent events indicate that this base is not applicable.  In addition, Grupo Casa Saba should disclose the authorized issue date of the financial statements and the name of the officers or governing body with power to do so.  Adoption of this Mexican FRS will have no significant effect on the consolidated financial statements of Grupo Casa Saba.

FRS C-13, “Related parties”.  This standard expands the concept of related parties and includes:  (a) the joint venture that Grupo Casa Saba participates in;  (b) close relatives of stockholders, members of the board of directors, and key management personnel; and  (c) remuneration plan fund for employee benefits.  This standard requires disclosing if considerations among related parties are equivalent to considerations of similar transactions carried out with other independent parties, and in the case of public companies, the amount of benefits granted to key management personnel (direct short and long-term benefits, payments based on shares, and postretirement benefits).  The prior year comparative financial statements should be adjusted retrospectively to disclose this provision in their applicable notes. Adoptions of this Mexican FRS had no significant effect on the consolidated financial statements of Grupo Casa Saba.

FRS D-6, “Capitalization of the comprehensive gain or loss on financing”.  This standard sets forth that the comprehensive gain or loss on financing (RIF-Spanish acronym) attributable to qualifying assets should be capitalized as follows:

▪	The value of the qualifying asset that is capitalized by the RIF should not exceed the future economic benefit of the asset.

▪	The yield on temporary investments (marketable securities) made while waiting to acquire qualifying assets does not form part of the capitalized RIF, in the event of financing in local currency.

▪	Losses and gains on financing should be considered net of the valuation of financial hedging instruments associated to financing, in the event of financing in foreign currency.

▪	The specific indexation sets forth in Bulletin B-10 issued by CINIF is not admissible in the period of capitalizing the RIF.

▪	The Holding Company of investments in unconsolidated associated or subsidiary companies should not recognize the capitalization of the RIF on those investments.

                 Capitalization starts at the time when activities for preparing the asset for use or sale are carried out, the investment to acquire the asset has started and interest is accrued.  Capitalization ends at the time when financing is liquidated.  The option of applying this standard for assets in the process of being acquired in prior periods to the effectiveness of FRS should be recognized as an accounting change, in accordance with FRS B-1 “Accounting changes and corrections of errors”.  At 2006 year end, Grupo Casa Saba had not acquired qualifying assets in those circumstances. However, that does not mean that Grupo Casa Saba can not be made in the future such acquisitions.

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statement to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statement and a change in accounting estimate. This statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Grupo Casa Saba deems that adoption of these provisions had no impact on its consolidated results and financial position.

    FRS B-1 “Accounting Changes and Error Corrections” issued by Mexican FRS which is similar to SFAS No. 154, is effective for accounting changes and corrections of errors made in fiscal years beginning after January 1, 2006.

    In September 2005, the Board ratified the consensus reached by the Emerging Issues Task Force (EITF) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be considered as a single non-monetary transaction with the scope of APB Opinion 29, “Accounting for Non-monetary Transactions”. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. Grupo Casa Saba deems the adoption of these provisions had no impact on its consolidated results and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). SFAS 155 amends Statement 133 to provide an irrevocable option to account for hybrid financial instruments at fair value. This option applies to all hybrid financial instruments, not just interests in securitized financial assets that contain embedded derivatives. The option can be applied on a contract-by-contract basis and must be documented concurrently or be subject to a pre-existing documented policy. Under this election, Grupo Casa Saba would measure the entire hybrid financial instrument at fair value with changes in fair value recognized in earnings. The hybrid financial instrument subject to this election can be an asset or liability, but cannot be recognized as equity. The option is not available for financial instruments designated as hedging instruments.

FASB 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. On adoption, the fair value election may be applied to hybrid financial instruments that had previously been bifurcated. Grupo Casa Saba deems the adoption of these provisions had no impact on its consolidated results and financial position.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109”. FIN 48 establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the consolidated financial statements of Grupo Casa Saba. On initial application, FIN 48 will be applied to all tax position for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by Grupo Casa Saba on January 1, 2007. The Company currently does not believe that the adoption of FIN 48 will have a significant effect on its financial statements or its ability to comply with its current debt covenants.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (FASB 157).The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the financial statements of Grupo Casa Saba, or disclosed at fair value. Additionally, FASB 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, Grupo Casa Saba will not be required to recognize any new instruments at fair value.

FASB 157 creates a single definition of fair value, along with a conceptual framework to measure fair value. FASB 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Statement will require Grupo Casa Saba to apply valuation techniques that (1) place greater reliance on observable inputs and less reliance on unobservable inputs and (2) are consistent with the market approach, the income approach, and/or the cost approach. The Statement will also require Grupo Casa Saba to include enhanced disclosures of fair value measurements in its financial statements.

FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods that fall within those fiscal years. Early adoption is permitted; however, Grupo Casa Saba does not intend to adopt Statement 157 prior to the required effective date of January 1, 2008. Grupo Casa Saba is evaluating the impact Statement 157 will have on its financial statements.

In September 2006, the SEC released Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. In some situations, companies will be required to record errors that occurred in prior years even though those errors were immaterial for each year in which they arose. Companies may choose to either restate all previously presented financial statements or record the cumulative effect of such errors as an adjustment to retained earnings at the beginning of the period in which SAB 108 is applied.

SAB 108 is effective for fiscal years ending after November 15, 2006. Adoption of SAB 108 did not have a significant effect on its financial statements.

In November 2006, a consensus was reached on EITF Issue 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee,” The guidance in EITF Issue 06-9 addresses how the reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee. A reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee as a change in accounting principle in accordance with the provisions of Statement 154. EITF Issue 06-9 does not apply to a change in the parent company’s year-end.

The consensus in EITF Issue 06-9 is effective for changes to, or eliminations of, previously existing differences in the reporting periods of a parent and a subsidiary (or investor and equity method investee) that occur in interim or annual reporting periods beginning after November 29, 2006 (January 1, 2007 for a calendar-year entity). Grupo Casa Saba deems the adoption of these provisions will not impact on its consolidated results and financial position.

In December 2006, the FASB issued FASB Staff Position (FSP) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” FSP EITF 00-19-2 requires an issuer of financial instruments, such as debt, convertible debt, equity shares or warrants, to account for a contingent obligation to transfer consideration under a registration payment arrangement in accordance with Statement 5, Accounting for Contingencies, and FASB Interpretation 14, Reasonable Estimation of the Amount of a Loss. That accounting applies regardless of whether the registration payment arrangement is a provision in a financial instrument or a separate agreement. The FSP requires issuers to make certain disclosures for each registration payment arrangement or group of similar arrangements.

The FSP is effective for fiscal years beginning after December 15, 2006, for registration payment arrangements and financial instruments subject to those arrangements that are entered into prior to December 21, 2006. Grupo Casa Saba does not believe that the adoption will have a significant effect on its financial statements.

In June 2006, the FASB ratified a consensus opinion reached by the EITF Issue 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The guidance in EITF Issue 06-3 requires disclosure in interim and annual financial statements of the amount of taxes on a gross basis, if significant, that are assessed by a governmental authority that are imposed on and concurrent with a specific revenue producing transaction between a seller and customer such as sales, use, value added, and some excise taxes. Additionally, the income statement presentation (gross or net) of such taxes is an accounting policy decision that must be disclosed.

The consensus in EITF Issue 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. Grupo Casa Saba intends to adopt EITF Issue 06-3 effective January 1, 2007, and does not believe that the adoption will have a significant effect on its financial statements as it does not intend to change its existing accounting policy which is to present taxes within the scope of EITF Issue 06-3 on a net basis.

In  February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115”, to reduce earnings volatility caused by related assets and liabilities measured differently under U.S. GAAP. Statement 159 allows making an irrevocable instrument-by-instrument election to measure eligible items at fair value in their entirety. In addition, unrealized gains and losses will be reported in earnings at each reporting date.

                Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007 (January 1, 2008 for a calendar-year entity). Earlier application is permitted for existing eligible items as of the beginning of a fiscal year that begins on or before November 15, 2007, but requires concurrent adoption of Statement 157.

                In the year in which Statement 159 is initially applied, the cumulative-effect adjustment is (1) measured as the difference between the carrying amounts and the fair values of financial instruments at the date of application and (2) recorded in the opening balance of retained earnings or in other appropriate components of equity or net assets in the statement of financial position. The differences may include unamortized deferred fees, costs, premiums, and discounts; valuation allowances such as the allowance for loan losses; and accrued interest. Any changes in fair value due to the concurrent adoption of Statement 157 will be included in the cumulative-effect adjustment if the fair value option (FVO) is also elected for that item.

The Company is currently evaluating the impact of adopting SFAS 159 on its financial position and results of operations.

Item 6.    Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupation, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 27, 2006.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Isaac Saba Raffoul (10/17/23)	Chairman of the Board	President and Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Moisés Saba Ades (07/12/63)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Manuel Saba Ades (11/03/67)	Vice Chairman of the Board and Chief Executive Officer	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’Jamus (07/27/69)	Deputy Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Patricio Alejandro Trad Cepeda 03/08/72	Director	Partner, Mijares Angoitia, Cortes y Fuentes	December 2006
José Ellstein Japchik (12/08/34)	Director	Fariel, S.A. de C.V.	April 2006
Gabriel Alarcón Velázquez (02/23/37)	Director	Banco de Comercio.	April 2006

On April 27, 2006, the Board and the Audit Committee accepted Agustín Rodríguez Legorreta’s and Raúl Fernández Diaque’s resignations and elected as Directors, José Ellstein Japchik (12/08/34), Chairman of the Board of Fariel, S.A. de C.V. and Gabriel Alarcón Velázquez (02/23/37), Member of the Board of Banco de Comercio.  In December 2006, the Board appointed Patricio Alejandro Trad Cepeda as an independent Director and member of the Audit Committee.

Francisco Fuentes Ostos is the Secretary of our Board of Directors.  Moisés Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul.  Gabriel Saba D’Jamus is the nephew of Isaac Saba Raffoul.  Manuel Saba Ades, Moisés Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D’Jamus.  Isaac Saba Raffoul, Alberto Saba Ades and Manuel Saba Ades are also members of the Board of Directors of Grupo Xtra, S.A. de C.V. and alternate members of the Board of Directors of Ixe Grupo Financiero, S.A. de C.V., and Finamex Casa de Bolsa, S.A. de C.V., Grupo Financiero Finamex. Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

Set forth below are the names of the alternate members of our board of directors. The alternate members of our board were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 27, 2006.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Iván Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A.B. de C.V.	Partner – Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000
Alejandro Sadurni Gómez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000

The management of our business is vested in our Board of Directors.  Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders’ meeting held for the purpose of appointing and electing directors. Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholder’s meeting, and each serves until a successor is elected and takes office.  In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present.

According to the Mexican Securities Market Law the Board of Directors shall have up to 21 members and each member may have its alternate. The members of the Board of Directors shall be appointed by the shareholders' meeting and the shareholders controlling 10% of the capital stock of the company may appoint or revoke in the shareholders' meeting a member of the Board of Directors.

In accordance with the Mexican Securities Market Law as amended on June 1, 2001, we have amended our bylaws to reflect the changes in such law, and as a result of such amendments, 25% of the members of our Board of Directors qualify as “independent directors” in Mexico.  Under Mexican law, a person will not qualify as an “independent director” if he or she is, among other things:

▪	one of our employees or managers;

▪	a controlling shareholder;

▪	a director, executive officer or relative of a controlling shareholder, or entities controlled or managed by a controlling shareholder; or

▪	a significant client, supplier, debtor or creditor, or member of the board of directors or executive officer of any of these entities.

Our bylaws, as amended, also provide that the Chairman of the Board of Directors shall have the casting vote in the event of a tie.  The Board of Directors is required to meet at least once a quarter.  The Chairman, 25% of the directors or the Chairman of the Audit and Corporate Practices Committee may call for a meeting of the Board of Directors.  Also, our amended bylaws provide that the Board of Directors must approve with input from the Audit and Corporate Practices Committee, on an individual basis (i) any transaction with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal form justified causes, (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets; or (b) providing collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors; and (vi) accounting policies, within GAAP.

In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director.  Pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

Committees of Our Board of Directors

We have an Executive Committee, whose members are Messrs. Manuel, Alberto and Moisés Saba Ades, who were all reelected by the shareholders at our annual shareholders’ meeting held on April 26, 2007. Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved for the Board of Directors.

In accordance with Mexican Securities Market Law, as amended, we also have an Audit and Corporate Practices Committee. During 2005, the members of such Committee were Messrs. Agustín Rodríguez Legorreta, Raúl Fernández Diaque and Manuel Saba Ades. On July 7, 2005, Mr. Manuel Saba Ades announced his resignation as member of the Audit Committee in order to comply with the provisions of the securities statutes applicable to us. Until April of 2006, such Committee was formed by Messrs. Agustín Rodríguez Legorreta and Raúl Fernández Diaque who were members of the Board of Directors until April of 2006. Since April 27, 2006, the Audit Committee has been formed by Messrs. José Ellstein Japchik and Gabriel Alarcón Velázquez, independent members of the Board of Directors. In December 2006, in order to comply with the new Mexican Securities Market Law, Mr. Patricio Trad Cepeda was elected as member of the board of directors and member of the Audit Committee. Both the Chairman and a majority of the members of the Audit Committee are independent directors. Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

▪	supervising our external auditors and analyzing their report;

▪	analyzing and supervising the preparation of our financial statements;

▪	informing the Board of Directors of our internal controls and their adequacy;

▪	requesting reports of our Board of Directs and executive officers whenever it deems appropriate;

▪	informing the Board of any irregularities that it may encounter;

▪	receiving and analyzing recommendations and observations made by the stockholders’ meetings;

▪	supervising the activities of our Chief Executive Officer;

▪	providing an annual report to the Board of Directors;

▪	providing opinions to our Board of Directors;

▪	requesting and obtaining opinions form independent third parties; and

•	assisting the Board in the preparation of annual reports and other reporting obligations.

The Chairman of the Audit and Corporate Practices Committee, shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include among others: (i)the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts; (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies; (iii) the evaluation of external auditors; (iv) the main results from the review of our financial statements and those of our subsidiaries; (v) the description and effects of changes to accounting policies; (vi) the measures adopted as result of observation of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with stockholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience, and the year in which they were first appointed to their current position.

Name and Date of Birth	Current Position	Business Experience	First Appointed
Manuel Saba Ades (11/03/67)	Chief Executive Officer and Vice Chairman of the Board	President and Director –Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba D’Jamus (07/27/69)	Deputy Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000
Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991
Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985
Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995
Jose Norberto Mouret (03/30/52)	Human Resources Director	Human Resources Director – Taesa	October 1999
Juan Restrepo Molina (10/29/55)	Sales Director	Sales Director, Novartis OTC Mexico	May 2007
Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2006, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 30.0 million.  Our directors do not receive any compensation for their services rendered in such capacity.

Share Ownership of Directors and Officers

Share ownership of our directors and executive officers is set forth in the table under the caption “Item 7. Major Shareholders and Related Party Transactions.”  Except as set forth in the table, none of our directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock or options representing the right to purchase more than 1% of any class of our capital stock.

Employees

As of December 31, 2006, we had 5,295 employees, 2,131 of which were sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 878 of which were administrative employees and 2,286 of which were operational employees.  A significant majority of our employees, 82.9% as of December 31, 2005 and 83.4% as of December 2006 are represented by unions.  We believe that our relations with our employees and the unions to which they are affiliated are good.  In 2006, the number of employees decreased by 0.5% compared to 2005.

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

During 2004, 2005 and 2006, contributions to the fund based on actuarial computations amounted to Ps. 11.2, Ps. 15.0 and Ps. 15.6 million, respectively (Ps. 10.4 and 14.5 million at fiscal year-end constant Pesos, respectively). As of December 31, 2004, 2005 and 2006, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Market.

                For information regarding the relevant information of the study performed by independent actuaries, with regard to our retirement pension and seniority premiums see Note 3(j)(ii) to our audited consolidated financial statements.

Item 7.    Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2007, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2007, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9. Offer and Listing Details—Share Repurchases.”  Currently, there are no arrangements known to us that could result in a change of control of the Company.

As of May 31, 2007, our controlling shareholder directly and indirectly owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of May 31, 2007, approximately 11.1% of our Ordinary Shares were held through ADSs by more than 67 recorded holders.

The following table shows information, as of May 31, 2007, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned	Percentage Stake
Isaac Saba Raffoul	225,606,456	85%
Directors, executive officers and key employees(1)	225,606,456	85%
Total	225,606,456	85%
____________________
(1)  The only director, executive officer and/or key employee who owns Ordinary Shares or ADSs is Isaac Saba Raffoul, our controlling shareholder.  The listed amount is based on information provided by Mr. Saba.

Acquisition of Our Company

On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange.  Upon the completion of the tender offer on February 1, 2000, Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock.  Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.  The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under “Item 4- Information on the Company – History and Development of the Company.”

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

Related Party Transactions

In 2006, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

All related party transactions we engage in are previously submitted to the Audit and Corporate Practices Committee, and are subject to thorough evaluation, which results in the determination of the terms and conditions under which the transactions shall be carried out.  During this evaluation period, the Audit and Corporate Practices Committee makes relevant market research and obtains quotations from several different non-related parties that render the exact or similar services to those intended to be performed by the related party with which the transaction is intended to be conducted.  Once the research is concluded, the Audit and Corporate Practices Committee prepares the guidelines that must be observed in establishing the terms of the related party transactions and submits its evaluation to the Board of Directors and to our shareholders.  This procedure enables the Company to obtain objective information as to competitive market prices and conditions and, therefore, guarantees that the transactions entered with related parties are at all times entered into on an arm’s-length basis.

Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective during 2006

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder. During 2006, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement. In 2006, we expensed Ps. 4.8 versus Ps. 5.0 million in 2005 with respect to this lease. We believe that this lease was entered into the ordinary course of business, was made at arm’s length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Services. In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity owned and controlled by our controlling shareholder. Services pursuant to this agreement were also provided to us in 2004, 2005 and 2006. During 2006, we expensed a total amount of  Ps. 10.5  million  versus Ps. 11.8  million  in 2005 related to the services rendered by Aero Xtra, S.A. de C.V. This contract was entered into in the ordinary course of business, and was made at arm’s-length on terms no less favorable than those that could have been obtained from unaffiliated third parties. See Note 7 to our audited consolidated financial statements.

Legal and Advisory Services. During 2006, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future. Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

Tax Advisory Services. During 2006, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future. Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our directors. We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

As of December 31, 2005 and 2006, the receivable balances from Aeroxtra, S.A. de C.V. were 2.1 and 2.0 million. For Xtra Inmuebles, S.A. de C.V., were Ps. 1.9 million and Ps. 2.0 million, respectively. The receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real property, respectively.

During the last quarter of 2006 La Nueva Leona S.A. de C.V., a company controlled by one of our shareholders obtained financing from Grupo Casa Saba, bearing interest at the market rate.  The ending receivable balance of this financing at the end of 2006 was 13.3 million. During the first half of 2007, La Nueva Leona was acquired by Grupo Casa Saba for 13.0 million Pesos. The acquisition was made at market prices and is supported by a study conducted by an independent public accounting firm.

During 2006, Grupo Casa Saba made sales amounting to Ps. 30.3 million to Farmacias ABC the Mexico, S.A. de C.V., a company controlled by one of our shareholders.  At the end of 2006, the receivable balances form Farmacias ABC de Mexico, S.A. de C.V., which represented buy-and-sell transactions for pharmaceutical products was 12.4 million. Sales to Farmacias ABC de Mexico, S.A. de C.V., were made at market conditions.

During 2005 and 2006, we had no other related party agreements, except for the balances and transactions referred to above. We believe that all related party transactions were agreed upon on an arm’s-length basis

Item 8.  Financial Information

See “Item 18. Financial Statements” and “Item 19. Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

Material Legal Proceedings.

  As of December 31, 2006, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

Dividend Policy

Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors. Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as he continues to own a majority of our outstanding shares, he will have the ability to determine whether we will declare and pay dividends, in cash or otherwise. See “Item 3.  Key Information--Risk Factors -- Risk Factors Related to our Securities -- Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  We do not have a specific dividend policy.  Depending on the results and condition of our business, dividends for a specific year would be paid to the extent that such payment would not impair our ability to invest and grow.  Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.

Significant Changes

Since the date of our annual financial statements, no significant change in our financial information has occurred, other than those changes described in “Item 5. Operating and Financial Review and Prospects – Trend Information”.

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

The table below shows the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange for the five most recent full financial years ending December 31, 2006 and each month in the six month period ending May 31, 2007.

	Pesos per Ordinary Share(1)
	High	Low
Year
2002	Ps.12.40	Ps.6.52
2003	Ps.13.30	Ps.10.00
2004	Ps.16.60	Ps.12.70
2005	Ps.20.50	Ps.16.70
First Quarter	20.50	17.00
Second Quarter	18.50	16.70
Third Quarter	18.25	16.80

Fourth Quarter	20.50	18.00
2006	Ps.27.80	Ps.16.95
First Quarter	24.20	16.95
Second Quarter	24.50	23.95
Third Quarter	24.30	22.50
Fourth Quarter	27.80	23.00
2007
First Quarter	Ps.37.40	Ps.28.80

Month
December 2006	27.80	24.25
January 2007	29.55	28.80
February 2007	31.78	30.65
March 2007	37.40	36.50
April 2007	36.50	36.00
May 2007	36.20	34.00
June (through June 15, 2007)	36.20	36.20
          ____________________
             (1)  Source:  Infosel and Economática

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2006 and each month in the six month period ending May 31, 2007.

	U.S. Dollars per ADS(1)
	High	Low
Year
2002	U.S.$12.51	U.S.$6.60
2003	U.S.$12.50	U.S.$9.40
2004	U.S.$14.99	U.S.$10.70
2005	U.S.$18.50	U.S.$14.75
First Quarter	18.50	14.75
Second Quarter	16.77	14.80
Third Quarter	17.29	15.30
Fourth Quarter	18.30	17.10
2006	U.S.$26.15	U.S.$16.52
First Quarter	22.60	16.52
Second Quarter	22.45	19.65
Third Quarter	22.90	19.68
Fourth Quarter	26.15	21.26
2007
First Quarter	U.S.$35.24	U.S.$26.10

Month
December 2006	26.15	21.55
January 2007	27.50	26.10
February 2007	29.83	26.30
March 2007	35.24	28.40
April 2007	34.40	32.50
May 2007	34.57	32.10
June (through June 15, 2007)	U.S.$34.58	U.S.$31.50
             ____________________
             (1)  Source:  Bloomberg, Infosel and Economática

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Developments in Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business.”  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2006, there were 265,419,360 Ordinary Shares issued and outstanding. At the end of March 2007, approximately 11.1% of the outstanding shares were held in the form of ADSs .

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima bursátil de capital variable.  Securities are traded on the Mexican Stock Exchange from 8:30 am to 3:00 pm Mexico City time, each business day.  Since January 1999, all trading on the Mexican Stock Exchange has been conducted electronically.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price or volume volatility.  Under current regulations, this system applies to the ADSs.  However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

Settlement is effected two trading days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

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

At the end of March 2007, approximately 11.1% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

In April 1998 and April 1999, our shareholders approved the allocation of retained earnings from a reserve of  Ps. 200.0 million and Ps. 500.0 million (Ps. 316.5 million and Ps. 588.1 million in constant Pesos as of December 31, 2006) to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors.  At our annual shareholders’ meeting, which was held on April 26, 2007, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold.  We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999.  As of December 31, 2006, 14,729,720 repurchased Ordinary Shares were held in our treasury.  We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases. For a description of the amendments relating to share repurchases, see “Item 10. Additional Information —Bylaws—Other Provisions—Share Repurchases.”

Item 10. Additional Information

Amendments to Mexican Securities Market Law

On December 30, 2005, a new Securities Market Law was enacted and published in the Official Gazette. The new Securities Market Law became effective on June 28, 2006 and, in some cases, it allowed an additional period of 180 days (after December 2006) for issuers to incorporate in their bylaws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities law in various material respects. In particular, the new law includes with respect to public companies:

▪	their identification as sociedad anónima bursátil (a stock corporation with stock registered in the CNBV and listed on the Mexican Stock Exchange) and a new set of corporate governance requirements;

▪
the redefinition of the functions and structure of the Board of Directors, including (i) the number of members of the Board of Directors, up to 21 with at least 25% of these being independent members, and (ii) the independence status of the independent members of the Board of Directors will be qualified at the shareholders’ meeting and the CNBV will have the authority to challenge such independence;

▪	the introduction of the general manager and senior management positions as a means for the Board of Directors to conduct the business;

▪	a clear definition of fiduciary duties for members of the Board of Directors and its secretary, the chief executive officer and other executive officers, including duty of care and duty of loyalty;

▪
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

▪	the inclusion of sanctions applicable to senior management, shareholders that hold 10% or more of the capital stock of an issuer and external auditors;

▪
the omission of the statutory auditor for the audit committee, the corporate governance committee and the external auditors, assigning to each of these specific obligations of surveillance and corporate governance;

▪
the attribution of independent status to all the members of the audit and corporate governance committees, except in companies with controlling shareholder(s) with 50% of the capital stock, such as the company;

▪
the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the company and advising the Board of Directors on the approval of such financial statements; (iii) the surveillance of internal controls and internal audit procedures of the company, (iv) the reception and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

▪
the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

               The new Mexican Securities Market Law does not substantially modify the reporting obligations of issuers of equity securities listed in the Mexican Stock Exchange. The new Mexican Securities Market Law reinforces insider trading restrictions and specifically includes, with such restrictions, trading in options and derivatives the underlying security of which is issued by such entity. Among other changes, the new Mexican Securities Market Law provides for a course of action available to anyone who trade (as a counterparty) with someone in possession of privileged information to seek the appropriate indemnification.

               Pursuant to both the current and the new Mexican Securities Market Law

▪	members of a listed issuer’s board of directors;

▪	shareholders controlling 10% or more of a listed issuer’s outstanding share capital;

▪	advisors;

▪	group controlling 25% or more of a listed issuer’s outstanding share capital; and

▪	others insiders

▪	must inform the CNBV of any transactions undertaken with securities of a listed issuer.

In addition, under this new law insiders must abstain from purchasing or selling securities of the issuer within 90 days form the last sale or purchase, respectively.

               The new Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico. Under the new law, tender offers may be voluntary or mandatory. All tenders offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering shareholders. Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares. In calculating the intended purchase amount, convertible securities, warrants and derivatives, the underlying security of which are such shares, must be considered. The new Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid in connection with non-compete or similar obligations. The new law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

The new Mexican Securities Market Law ratifies that public companies may insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s shareholders or third parties, may be prevented, if such provisions (i) are approved by shareholders without the negative vote of shareholders representing 5% or more of the outstanding shares; (ii) do not exclude any shareholders or group of shareholders; and (iii) do not restrict, in an absolute manner, the change of control.

                Bylaws

In 2006, a new Mexican Securities Market Law became effective, therefore all listed companies were required to incorporate certain provisions into their corporate bylaws. As a consequence, in December 2006, our shareholders approved the amendment of the bylaws of Grupo Casa Saba in order to comply with the new provisions. Most of the changes were related to corporate governance provisions and focused on the need to have independent directors.

The current bylaws of Casa Saba includes most of the provisions above-mentioned. This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Item 6. Directors, Senior Management and Employees.”

                Organization and Register

Grupo Casa Saba, S.A.B. de C.V., is a sociedad anónima bursátil de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Corporations Law on November 11, 1982. Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws, which includes, among others, the following: (i) to promote, incorporate, organize, exploit and participate in the capital stock and assets of all type of commercial or civil companies, associations or industrial, commercial, service or other concerns, both domestic and foreign, and participate in the management or liquidation thereof; (ii) to manufacture, produce, purchase, sell, process, distribute, export and import all types of products permitted by law and, generally, all types of domestic or foreign goods or merchandise, whether in the form of raw materials, semi-finished or finished products and whether pre-assembled or unassembled, and to trade them in any manner whatsoever either for our account or the account of others; (iii) to acquire, transfer and, generally, negotiate with all types of shares of stock, partnership interests and securities; (iv) provide, contract and receive all types of technical, consulting and advisory services, and enter into contracts or agreements in connection therewith; (v) to enter into all types of agreements with the Federal Government or any local governments or public or private entities, individuals or corporations, whether domestic or foreign; (vi) to issue, subscribe, accept, endorse and guarantee credit instruments, securities and other instruments permitted by law; (vii) to acquire, transfer, lease, sublease and permit the use, enjoyment, disposition of generally, and exploitation of all types of personal and real property, including their parts or appurtenances; (viii) to provide or receive all types of technical and professional assistance and services; (ix) to obtain and grant all types of loans, providing and receiving specific guarantees thereof; issue debentures and notes; accept, draw, endorse or guarantee all types of credit instruments and other documents evidencing credit rights; and grant all types of bonds or guarantees with regard to the obligations assumed or the instruments issued or accepted by third parties; and (x) generally, to carry out all types of commercial transactions and enter into all types of contracts, agreements and transactions of any nature whatsoever, in accordance with the law.

Directors. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interest’s conflict may abstain to vote. In addition, any member of our Board of Directors that votes on a transaction in which his interest conflict with our interests may be liable for damages. The new Mexican Securities Market Law provides the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the Company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the Company as a result of certain illegal acts involving willful misconducts. The liability actions may be exercised by the Company or by shareholders that represent 5% or more of the capital stock of the Company.

We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors: (i) our general strategy; (ii) with input from the Audit and Corporate Practices Committee, on an individual basis (i) any transaction with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal form justified causes, (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets; or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors; and (vi) accounting policies, within GAAP; (iii) creation of special committees and granting them the power and authority; (iv) matters related to anti-takeover provisions provided for in our bylaws; and (v) the exercise of our general powers in order to comply with our corporate purpose.

Voting Rights and Shareholders’ Meetings

Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right to appoint our Board of Directors.

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

The procedure that must be followed in order to call a shareholders’ meeting is provided for in the General Corporations Law, the Securities Market Law and the Company’s bylaws, which the provisions set forth in the mentioned laws.
In terms of the above-mentioned regulations and our bylaws, the shareholders’ meetings shall be called by our Board of Directors, the secretary of the Board or the Audit and Corporate Practices Committee. Any shareholder or group of shareholders representing at least 10% of the capital stock may request that a shareholders’ meeting be called. If after 15 days following the request such call has not been made, the shareholder or shareholders may appear before a judge within the Company’s jurisdiction, who shall call upon such meeting as requested by the shareholder(s).

Calls for the general ordinary shareholders’ meetings must be published in the Official Federal Gazette or in one major newspaper sold within our corporate domicile at least 15 days prior to the date in which the meeting is to be held. Extraordinary shareholders’ meetings may be called as described above, although calls for such meetings may be published with at least eight days prior to the meeting.

In order for any shareholder to attend a shareholders’ meeting, a shareholder must demonstrate his title to the shares, and only such persons registered as shareholders in the Company’s stock registry book shall be deemed shareholders. Once the shareholder of record demonstrates his title to the shares, he shall obtain an admission pass for the meeting, which shall be required in order to be admitted to the corresponding meeting. The admission pass shall be delivered to such shareholders that request the pass in writing to the Secretary of the Board of Directors at least 24 hours prior to the meeting.  The shareholder must then deliver their share certificates or the corresponding certificate from the depositary of the shares, as may be the case, to the Secretary.

Holders of ADRs have the same rights as holders of Ordinary Shares. They are entitled to direct the vote of the shares underlying their ADRs by means of instructing the ADRs Depositary, who must ensure that the requirements relating to attendance at shareholder’s meetings, which are set forth in the paragraph above, are met. ADR holders also have all of the economic rights inherent to the Ordinary Shares that underlie their respective ADRs, such as the right to receive dividends.

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

In accordance with the General Corporations Law, our shareholders have five years to collect their dividends, beginning on the date the dividends are declared payable. If the dividends are not collected during such period, a shareholder’s right to the dividend is void.

Limitation on Capital Increases

Our bylaws require that any capital increase is represented by new shares of each series of our capital stock in proportion to the number of each series’ outstanding shares. All increases in the capital stock of the Company must be approved at the general shareholder’s meeting. When the increase is to the fixed portion of the capital stock, then the general extraordinary shareholders’ meeting must approve it. If the increase is to the variable portion of the capital stock, then the general ordinary shareholder’s meeting must approve it.

Preemptive Rights

In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain his existing proportionate holdings of Ordinary Shares. Shareholders must exercise their preemptive rights within the time period established by our shareholders at the meeting approving the issuance of additional Ordinary Shares. This period must continue for at least 15 days following the publication of notice of the issuance in the Diario Oficial de la Federación, Mexico’s official newspaper, and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share. U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration. We intend to evaluate, at the time of any offering of preemptive rights, the costs and potential liabilities associated with registering additional Ordinary Shares. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Preemptive Rights May Be Unavailable to Holders of Our ADSs.”

Forfeiture of Shares. As required by Mexican law, our bylaws for Ordinary Shares provide that, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

▪
to be consider as Mexicans with respect to Ordinary Shares that they acquire or hold as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

▪	not to invoke the protection of their own governments. Failure to comply is subject to a penalty of forfeiture of such a shareholder’s capital interest in favor of Mexico.

In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he or she may have, including any rights under the United States securities laws, with respect to his or her investment in our Company. If the shareholder should invoke governmental protection, in violation of this agreement, his shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

Duration. Our corporate existence under our bylaws shall be indefinite.

Dissolution or Liquidation. Upon any dissolution, liquidation or split-up of our Company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. In the event of a surplus upon dissolution, liquidation or split-up, a pro-rata payment per Ordinary Share will be made to each of our shareholders.

Redemption. Our bylaws provide that we may redeem our Ordinary Shares with distributable profits without reducing our capital stock by shareholder resolution at an extraordinary shareholders’ meeting. In accordance with Mexican law:

▪	any redemption shall be made on a pro-rata basis among all of our shareholders;

▪
to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders’ resolution approving the redemption may empower the Board of Directors to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

▪	any redeemed shares must be cancelled.

Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market prices. We are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases.  However, we must appoint a person or individuals responsible for effecting share repurchases. The amount of capital stock allocated to share repurchases is determined by our shareholders at a general ordinary shareholders’ meeting. Share repurchases must be charged to our net worth if the repurchased shares remain in our possession and to our capital stock if the repurchased shares are converted into treasury shares. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year. Our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares.

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

Appraisal Rights and Other Minority Protections. Whenever our shareholders approve an amendment to our corporate purpose, jurisdiction of organization or the transformation of our corporate form, any dissenting shareholder is entitled, in terms of the General Corporations Law, to request a separation from the Company and receive the amount of his share participation in the Company through the reimbursement of his shares. The dissenting shareholder must exercise his appraisal rights 15 days following the conclusion of the shareholder’s meeting in which the matter was approved.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been subject to extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions helped to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to file actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.

As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us, our directors or principal shareholders than it is for shareholders of a U.S. issuer.

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

Ownership by non-Mexicans of securities issued by Mexican Corporations is regulated by the Ley de Inversión Extranjera, or the Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Foreign Investment Regulations. The Comisión Nacional de Inversiones Extranjeras, or the Foreign Investment Commission, is responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law, as amended, provides that the Company may have up to 100% of foreign participation without requiring any government authorizations. The Foreign Investment Law also requires us to register any foreign owner of our Ordinary Shares, including the depositary for our ADSs, with the National Registry of Foreign Investment, or the NRFI. We have registered The Bank of New York, the depositary for our ADSs, for this purpose.

In addition, as required by Mexican law, our bylaws provide that non-Mexican holders of our Ordinary Shares, including those held in the form of ADSs, formally agree with the Foreign Affairs Ministry:

▪
to be considered as Mexicans with respect to the Ordinary Shares that they acquire or hold, as well as to the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

▪
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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

▪	The Income Tax Law;

▪	The Federal Tax Code; and

▪	The Convention for the Avoidance of Double Taxation entered into and between Mexico and the U.S., which we refer to as the Tax Treaty.

Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares.

For Mexican income tax purposes, the following principles apply regarding residency:

▪
Individuals are residents of Mexico if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico.  Individuals' core of vital interests will be deemed to be located in Mexico if, among other things,

▪	at least 50% of the individuals' aggregate annual income derives from Mexican sources or

▪	the individuals' principal center of professional activities is located in Mexico;

▪	Individuals are residents of Mexico if they are state employees, regardless of the location of the individuals' core of vital interests; and

▪
Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years.

▪	Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

▪	Legal entities are residents of Mexico if they maintain their principal place of business or their place of effective management in Mexico.

▪
If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

               The applicable corporate income tax rate was 29% in 2006, and 28% in 2007 and thereon.

               Dividends. Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect the ADSs or Ordinary Shares will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to taxation at the corporate level are subject to a dividend tax at an effective rate of 40.85% for the year ended December 31, 2006, and 38.89% for 2007 and following years, at the corporate-level.  The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and in the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

Sales or Other Dispositions.  Gain on the sale or other disposition of ADSs or Ordinary Shares by a non-resident holder will generally not be subject to Mexican tax.  Deposits and withdrawals of Common Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

▪
Gain on the sale of ADSs or Ordinary Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit.  Gain on sales or other dispositions of the Common Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 29% for the year ended December 2006, and 28% thereafter, of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred tax regime.

▪
For tender offers conducted on the Mexican Stock Exchange or other approved stock exchanges or securities markets, non-resident holders who held the Common Shares as of the date they were initially registered with the CNBV may apply the above exemption to the extent that:

▪	five uninterrupted years have elapsed since the initial public offering of the Common Shares;

▪	our shares have a public float of at least 35% on the authorized stock exchanges or markets on which they were initially listed;

▪	the offer is for all shares representing our share capital and at the same price for all shareholders; and

▪	all shareholders are permitted to accept more competitive offers than those received prior to or during the tender offer period, without penalty.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty and proves such eligibility, will be exempt from Mexican tax on gains realized on a sale or other disposition of the Common Shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets. so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition .

Other Mexican Taxes. There are no estate, gift, or succession taxes applicable to the ownership, transfer or disposition of ADSs or Ordinary Shares. However, a gratuitous transfer of ADSs or Ordinary Shares may, in some circumstances, result in the imposition of a Mexican federal tax upon the recipient.

There are no Mexican stamp, issue, registration, or similar taxes or duties payable by non-resident holders of the ADSs.

U.S. Federal Income Tax Considerations

               General. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by:

▪	a citizen or resident of the United States;

▪	a corporation or other entity taxable as a corporation organized or created in the United States or any political subdivision thereof; as the case may be;

▪	an estate, the income of which is subject to U.S. federal income tax, regardless of its source; or

▪
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

               Taxation of Cash Distributions and Distributions of Stock. The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that you receive with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares. Depending on the amount of the dividend and the amount of the U.S. Holder’s tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner: to the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our earnings and profits (“E&P”), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends paid prior to January 1, 2011 to U.S. Holders that are individuals to 15 percent (the “Reduced Rate”), so long as certain holding period requirements are met. In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a Qualified Foreign Corporation (“QFC”) within the meaning of the Act and must not be a passive foreign investment Company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year. We believe that we are, and will continue to be, a QFC. As a result, dividends paid prior to January 1, 2011 to individual U.S. Holders will generally constitute qualified dividend income (“QDI”) for U.S. Federal income tax purposes and are taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied. There can be no assurance, however, that we will continue to be considered a QFC or that we will not be classified as a PFIC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is an individual is urged to consult their tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

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

To the extent that the distributions exceed the U.S. Holders’ basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized gain on the sale or disposition of the ADSs or Ordinary Shares (see “Taxation of Sale or Other Disposition”, below).

We anticipate that any distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be included in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the Depositary receives the dividend. It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions in the Depository into U.S. Dollars. To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purpose, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account and any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

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

Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being “Old Stock”), that are pro-rata with respect to their holdings of Old Stock will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Ordinary Shares and ADSs). The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder’s adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

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

Accrual basis U.S. Holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. Accrual basis U.S. Holders who or which do not elect to be treated as cash basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. Dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, and the date of payment. Any such currency gain or loss generally will constitute a gain or loss from sources within the U.S. and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of ADS or Ordinary Shares, as applicable.

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

Documents on Display

For further information pertaining to us and our Ordinary Shares and ADSs, please consult the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this annual report relating to a contract or document filed as an exhibit to any filing we have made with the SEC is qualified in its entirety by the filed exhibit.

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

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores), our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). In order to comply with the above mentioned laws and regulations, as a public company listed on the Mexican Stock Exchange since January 2001, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas). This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in January 2001. Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code, although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

NYSE Standards	Our Corporate Governance Practice
A majority of the Board of Directors must be independent. Exception for “controlled companies,” which would include our Company if we were a U.S. issuer.
The Mexican Securities Market Law requires that listed companies have at least 25% of independent directors. The 25% of the members of our Board are independent under the Mexican Stock Exchange Law. Our Board of Directors is not required to make a determination as to the independence of our directors. The applicable definition of independence, which differs in certain respects from the definition applicable to U.S. issuers under the NYSE standard, prohibits, among other relationships, an independent director from being an employee or officer of the Company or an independent director from being a shareholder that may have influence over the Company. It also prohibits certain relationships between the Company and the independent director, entities with which the independent director is associated and family members of the independent director.

NYSE Standards	Our Corporate Governance Practice
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
We have a three member audit committee, which are independent under applicable Mexican standards and for Rule 10A-. Members of our audit committee do not need to satisfy the NYSE independence standards that are not required by Rule 10A-3. Our audit committee does not have a written charter.

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

Interest Rate Risk

We are subject to market risks due to interest fluctuations in Mexico. In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider doing so in the future to reduce our exposure to interest rate risks. Currently, we do not have any outstanding debt that is subject to interest rate risk, nor are we party to any arrangements to reduce our exposure to interest rate risk.

Foreign Exchange Rate Risk

As of December 31, 2006 and June 15, 2007, we had no cost-bearing liabilities and, therefore, we are not currently subject to foreign exchange rate risk fluctuations. To the extent that we incur U.S. Dollar-denominated debt in the future, we would be subject to foreign exchange rate risk.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T. Controls and Procedures

(a)  Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. During 2006, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Rules 13a-15(f) and 15d-15(f).  This internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of the end of the period covered by this report.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on its assessment, management determined that, as of the end of the period covered by this report, the Company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company, as a foreign private issuer that is an accelerated filer but not a large accelerated filer, to provide only management’s report in this annual report.

(c)  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting held on April 26, 2007, our shareholders reelected the following individuals as members of the Audit Committee: Mr. Jose Ellstein Japchik, Mr. Gabriel Alarcón Velázquezand Patricio Trad Cepeda. Our Board of Directors has determined that the “audit committee financial expert” within the meaning of this Item 16A, is Mr. Jose Ellstein Japchik.

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

Item 16C. Principal Accountant Fees and Services

	For the year ended December 31,
	2005	2006
	(Ps. millions)

Audit Fees	Ps.5.8	Ps.4.6
Audit-Related Fees	2.2	3.7
Tax Fees	5.1	6.2
Other Fees	0.0	0.0
Total	Ps.13.1	Ps.14.5

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Salles Sainz-Grant Thornton, S.C., our external auditor. The firm was appointed at the shareholders meeting and was hired to render tax and financial audit.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

                Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

Item 19. Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Bylaws (English translation). *
8.1	List of Subsidiaries of the Registrant.*
12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1
Certification of the Principal Executive and Financial Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

    ____________________
    * Filed herewith.

SIGNATURE

GRUPO CASA SABA, S.A.B. DE C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO CASA SABA, S.A.B. DE C.V.

Date: June 29, 2007	By:	/s/ Manuel Saba Ades
Name: Manuel Saba Ades
Title: Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C. V. and Subsidiaries (all incorporated in Mexico and collectively the Group) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, all stated in thousands of 2006 year end constant Mexican pesos. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with financial reporting standards applicable in Mexico.

The accounting principles used by the Group in preparing the accompanying consolidated financial statements conform to financial information standards applicable in Mexico (Mexican FRS), which differ in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2006 and consolidated stockholders’ equity as of December 31, 2005 and 2006 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 16) and 17). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.

/s/ Salles Sainz – Grant Thornton, S.C.

Mexico City, Mexico
    February 28, 2007 (except for Notes 16 & 17,
    as to which the date is June 8, 2007)

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
as of December 31, 2005 and 2006
(Amounts stated in thousands of 2006  year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		2005		2006	Convenience translation 2006
CURRENT ASSETS:
Cash and cash equivalents (Note 3.d)	Ps.	743,447	Ps.	616,387	$57,012
Accounts receivable, net (Notes 3.f and 4)		4,330,449		4,433,739	410,091
Inventories, net (Notes 3.c and 5)		3,735,621		3,823,235	353,623
Prepaid expenses		11,113		13,716	1,269

Total current assets		8,820,630		8,887,077	821,995

PROPERTY AND EQUIPMENT, net
(Notes 3.c, 3.g and 6)		1,108,433		1,154,831	106,814

OTHER ASSETS, net		124,813		168,426	15,578

GOODWILL, net (Note 3.h)		177,661		178,130	16,476

Total assets	Ps.	10,231,537	Ps.	10,388,464	$960,863

		2005		2006	Convenience translation 2006

CURRENT LIABILITIES:
Bank loans (Note 8)	Ps.		Ps.	16,427	$1,519
Trade accounts payable		4,193,738		3,986,057	368,683
Other payables and accrued liabilities		231,861		208,061	19,245
Employee profit sharing (Notes 3.k and 12.d)		4,354		5,744	531

Total current liabilities		4,429,953		4,216,289	389,978

RESERVE FOR RETIREMENT PENSIONS
AND SENIORITY PREMIUM (Note 3.j)		91,262		104,949	9,707
DEFERRED INCOME TAX (Notes 3.k and 9)		906,005		720,179	66,612
DEFERRED EMPLOYEE PROFIT
SHARING (Notes 3.k and 9)		3,005		3,882	359

Total liabilities		5,430,225		5,045,299	466,656

STOCKHOLDERS' EQUITY
Capital stock (Note 11)		1,083,052		1,083,052	100,175
Premium on stock sold		838,364		838,364	77,543
Reserve for share repurchases (Note 11)		1,023,719		1,023,719	94,687
Retained earnings		4,030,957		4,759,801	440,250
Deficit on restatement (Note 3.c)		(2,106,103)		(2,295,491)	(212,317)
Accrued deferred income tax effect		(39,221)		(39,221)	(3,628)
Additional employee retirement liability (Note 3.j)		(29,456)		(27,059)	(2,503)

Total stockholders' equity		4,801,312		5,343,165	494,207

Total liabilities and stockholders' equity	Ps.	10,231,537	Ps.	10,388,464	$960,863

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2004, 2005 and 2006
(Amounts stated in thousands of 2006 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		2004		2005		2006	Convenience translation 2006

Net sales (Note 3.o)	Ps.	22,117,980	Ps.	22,760,356	Ps.	23,599,383	$2,182,784
Cost of sales		19,841,029		20,411,707		21,266,983	1,967,052

Gross profit		2,276,951		2,348,649		2,332,400	215,732

Operating expenses
Selling		606,556		564,984		529,040	48,933
Administrative		812,563		852,138		787,415	72,831

		1,419,119		1,417,122		1,316,455	121,764

Operating income		857,832		931,527		1,015,945	93,968

Comprehensive cost of financing, net
Interest income		(6,489)		(28,319)		(29,953)	(2,770)
Interest expense		32,055		13,557		10,224	946
Exchange loss (gain) (Note 3.l)		2		2,791		(1,740)	(161)
(Gain) loss on monetary position (Note 3.c)		(8,585)		10,340		17,276	1,597

		16,983		(1,631)		(4,193)	(388)

Other income, net		(53,654)		(39,970)		(97,461)	(9,014)

Income before provisions		894,503		973,128		1,117,599	103,370

Provisions for:
Income tax (Notes 3.k, 12.a and 12 .e)		62,240		320,142		353,756	32,720
Income tax offset by prior year tax loss
carryforwards (Note 12.c)		(39,848)		(195,978)			-
Recovery of asset tax paid in prior years (Note 12.b)		11,121				(59,026)	(5,460)
Deferred income tax (Notes 3.k and 9)		153,135		92,022		(64,840)	(5,997)

		186,648		216,186		229,890	21,263

Employee profit sharing (Notes 3.k and 12.d)		1,712		4,432		3,360	311
Deferred employee profit sharing (Notes 3.k and 9)		8,513		(5,232)		993	92

		196,873		215,386		234,243	21,666

Net income	Ps.	697,630	Ps.	757,742	Ps.	883,356	$81,704

Net income per share (Note 3.n)	Ps.	2.628	Ps.	2.855	Ps.	3.328

Weighted average shares
outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity
for the years ended December 31, 2004, 2005 and 2006
(Amounts stated in thousands of 2006 year end constant Mexican pesos (Ps.))

						Accrued	Additional
Capital stock			Reserve for			deferred	employee
		Premium on	share	Retained	Deficit on	income tax	retirement
Historical	Restatement	stock sold	repurchases	earnings	restatement	effect	liability	Total
Balances as of January 1, 2004	Ps.	167,903	Ps.	915,149	Ps.	838,364	Ps.	1,023,719	Ps.	2,833,131	Ps.	(1,960,376)	Ps.	(39,221)	Ps.		Ps.	3,778,669

Dividends paid								(122,314)										(122,314)

Comprehensive income								697,630		(17,589)								680,041

Balances as of December 31, 2004		167,903		915,149		838,364		1,023,719		3,408,447		(1,977,965)		(39,221)				4,336,396

Dividends paid										(135,232)								(135,232)

Comprehensive income										757,742		(128,138)				(29,456)		600,148

Balances as of December 31, 2005		167,903		915,149		838,364		1,023,719		4,030,957		(2,106,103)		(39,221)		(29,456)		4,801,312

Dividends paid										(154,512)								(154,512)

Comprehensive income										883,356		(189,388)				2,397		696,365

Balances as of December 31, 2006	Ps.	167,903	Ps.	915,149	Ps.	838,364	Ps.	1,023,719	Ps.	4,759,801	Ps.	(2,295,491)	Ps.	(39,221)	Ps.	(27,059)	Ps.	5,343,165

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
for the years ended December 31, 2004, 2005 and 2006
(Amounts stated in thousands of 2006 year end constant Mexican pesos (Ps.))
and thousands of U.S. dollars ($))

	2004		2005		2006		Convenience translation 2006
Operating activities:
Net income	Ps.	697,630	Ps.	757,742	Ps.	883,356	$81,704

Add (less) - Non cash items:
Depreciation and amortization		111,893		135,282		73,639	6,811
Allowance for doubtful accounts		94,513		73,307
Loss on sale of property and equipment		1,523		4,624		7,313	677
Provision for retirement pensions and seniority premium		14,642		20,042		19,970	1,847
Deferred income tax		153,135		92,022		(64,840)	(5,997)
Deferred employee profit sharing		8,513		(5,232)		993	92

		1,081,849		1,077,787		920,431	85,134
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable		295,282		(553,515)		(103,290)	(9,554)
Inventories		(543,087)		108,579		(277,002)	(25,621)
Prepaid expenses		8,546		(1,862)		(2,603)	(241)
Trade accounts payable		347,666		(194,394)		(207,681)	(19,209)
Other payables and accrued liabilities		(67,656)		60,939		(23,800)	(2,201)
Employee profit sharing		1,351		1,382		1,390	129

		42,102		(578,871)		(612,986)	(56,697)

Net cash provided by operating activities		1,123,951		498,916		307,445	28,437

Investing activities:
Additions of property and equipment, net of retirements		121,313		47,096		115,795	10,710
Increase in other assets		2,600		42,804		57,137	5,285
Reserve for retirement pensions and seniority premium		12,597		12,795		2,386	221

Net cash used in investing activities		136,510		102,695		175,318	16,216

Financing activities:
Dividends paid		(122,314)		(135,232)		(154,512)	(14,291)
Bank loans, net of payments made		(419,350)				16,427	1,519
Effect in change of bank loans due to the restatement		(21,768)
Deferred income tax		(100,279)		(34,482)		(120,986)	(11,190)
Deferred employee profit sharing		–		(276)		(116)	(11)

Net cash used in financing activities		(663,711)		(169,990)		(259,187)	(23,973)

2004	2005	2006	Convenience translation 2006

Net increase (decrease) in cash and cash equivalents		323,730		226,231		(127,060)	(11,752)

Cash and cash equivalents
at beginning of year		193,509		517,216		743,447	68,764

Cash and cash equivalents
at end of year	Ps.	517,239	Ps.	743,447	Ps.	616,387	$57,012

Supplementary information:

Income tax and asset tax paid	Ps.	104,236	Ps.	277,662	Ps.	400,455	$37,039

Employee profit sharing paid	Ps.	1,643	Ps.	2,688	Ps.	2,165	$200

Interest paid	Ps.	22,080	Ps.	4,273	Ps.	2,673	$247

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CASA SABA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004, 2005 AND 2006

(Amounts stated in thousands of 2006 year end constant Mexican pesos (Ps.) and thousands
of U.S. dollars ($), except as indicated otherwise)

1.         Description of business:

Grupo Casa Saba, S.A.B. de C.V. (the Company), through its consolidated subsidiaries (the Company and its subsidiaries collectively the Group), distributes pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the product lines is shown in Note 13.

The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2005	2006
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Servicios Corporativos Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Distribuidora Saba)	99.9%	99.9%
Distribuidora Solis Garza, S.A. de C.V.	(Distribuidora Solis)		99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V.	(Farmacias Solis)		99.9%
Other companies (real estate and service companies)		99.9%	99.9%

During 2005 and 2006, the Group’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)         Through an assignment of documents for collection agreements dated August 31, and October 31, 2005, the Group´s subsidiaries Casa Saba, Drogueros and Citem sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 132,586, Ps. 38,786 and Ps.215,004, respectively (Ps. 124,930, Ps. 36,782 and Ps. 203,900 historical Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 91,434, Ps. 17,151, and Ps. 91,221, respectively (Ps.86,153, Ps. 16,265 and Ps. 86,510 historical Mexican pesos).

b)         Through an assignment of documents for collection agreement dated January 31, and March 31, 2006, the Group´s subsidiaries Centennial and Casa Saba sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 130,988 and Ps. 187,724, respectively (Ps.126,624 and Ps. 181,975 historical Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 63,450 and Ps. 137,376, respectively (Ps. 61,336 and Ps. 133,169 historical Mexican pesos).

The Company accrues a gain on the collection rights acquired as discussed in paragraphs a) and b) above, which is recognized in income when realized. At 2005 and 2006 fiscal year end, that gain amounted to Ps.65,557 (Ps. 63,003 historical Mexican pesos) and Ps. 42,605, respectively.

c)         Pursuant to a certain contract dated September 28, 2005, the Group decided to renew its technological platform to make execution processes more efficient, as well as to redocument its applications. The investment would approximate to Ps. 74,000. At 2005 and 2006 fiscal year end, the amounts incurred were Ps. 29,863 (Ps. 28,700 historical Mexican pesos) and Ps. 63,608, respectively, and were included in the line item “Other assets”.

d)         Through a stock purchase agreement dated October 16, 2006, the Company acquired all of the issued and outstanding shares of the capital stock of Distribuidora Solis and Farmacias Solis, and obtained control thereof, through its subsidiaries Distribuidora, Citem, S. A. de C. V. (Distribuidora Citem) and Visosil. Distribuidora Citem acquired all shares except one, which was acquired by Visosil. The acquired companies distribute pharmaceutical products. The agreed upon selling price amounted to Ps. 35,480 historical Mexican pesos (Ps. 30,158 for Distribuidora Solis and Ps. 5,322 for Farmacias Solis). Those acquisitions were accounted for by applying the purchase method, which requires the recognition and initial valuation of net assets of the subsidiaries acquired. Consequently, the cost of the acquired entities was allocated by the Company to acquired assets and assumed liabilities by considering their applicable fair value at acquisition date. As a result, an excess of fair value of the net assets acquired over the acquisition cost was determined in the amount of Ps. 5,114. That amount was applied as a write-down of the value of the fixed assets acquired, in accordance with Mexican FRS. This provision is virtually identical to U.S. GAAP.

e)         Through a stock purchase agreement dated April 5, 2006, the Company acquired practically all of the issued and outstanding shares of the capital stock of Servicios Administrativos Xtra, S. A. de C. V. On September 2006, this subsidiary changed its corporate name to Servicios Administrativos Grupo Casa Saba, S. A. de C. V., which renders supplementary servicies to the Group´s subsidiaries. The agreed upon selling price amounted to Ps. 25,000 historical Mexican pesos. The acquisition was accounted for by applying the purchase method. Consequently, an excess of fair value of the net assets acquired over the acquisition cost was determined in the amount of Ps. 53,238. This excess was partially applied as a write-down of the value of the fixed assets acquired, whereas the remaining amount was applied as an unordinary (nonrecurrent) item to income, in accordance with Mexican FRS. This provision is virtually identical to U.S. GAAP.

f)          In March 2006, Alycom Saba, S.A. de C.V. was incorporated to rendering administrative, legal accounting, tax, treasury and electronic data processing services to the Group´s subsidiaries.

g)         At a General Extraordinary Stockholders´ Meeting held on December 5, 2006, the stockholders resolved to approve the amendment of the Company’s bylaws to adapt them to the most recent amendments to the Securities Market Law (LMV-Spanish acronym), effective June 28, 2006. Those amendments strengthen the transparency of information, as well as the corporate governance of companies. As a result, corporations that had representative shares of their capital stock listed on the National Registry of Securities in Mexico became Publicly Traded Limited Liability Companies (S.A.B.– Spanish acronym). The foregoing neither affected the rights that may be exercised by the Company’s stockholders, nor did it relieve the Company from meeting its obligations as an issuer, in terms of the LMV.

2.         Basis of presentation:

The accompanying financial statements have been prepared based on the Financial Reporting Standards issued by the Research and Development Board of Financial Reporting Standards (CINIF-Spanish acronym). CINIF replaced the Accounting Principles Board of Mexican Institute of Public Accountants (IMCP-Spanish acronym) in the duty of developing and issuing financial reporting standards. Consequently, CINIF renamed the accounting principles generally accepted (Mexican GAAP) as Financial Reporting Standards or Mexican FRS (See Note 15).

Certain accounting principles applied by the Group in accordance with Mexican FRS differ in certain material respects to U.S. GAAP, as discussed in Note 16. A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican FRS to U.S. GAAP is included in Note 17. The most significant Mexican FRS followed by the Group is described in Note 3).

Convenience translation

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2006. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos as a matter of arithmetic computation only by using the rate of Ps. 10.8116 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette as of January 2, 2007. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

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

b)         Basis of consolidation

The accompanying financial statements are presented on a consolidated basis under Mexican FRS. Those financial statements include the results of operations of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they are acquired and/or incorporated up to the date when they are sold and/or at the fiscal year end of the last year reported. The accounting consolidation was made based on the subsidiaries´s audited financial statements, prepared in accordance with Mexican FRS. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements. The accounting consolidation under Mexican FRS is virtually identical to the method under U.S. GAAP.

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

 The impact of inflation on the financial information is recognized under Bulletin B-10, “Recognition of the Impact of Inflation on the Financial Information”, as amended (Bulletin B-10) of Mexican FRS by applying the following procedures:

i)           The amounts of the accompanying financial statements and their notes are presented for comparative purposes in Mexican pesos of purchasing power of the currency as of December 31, 2006, by applying the inflation factor derived from the National Consumer Price Index or NCPI factor.

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

iii)         Monetary position represents the impact of inflation, as measured by the NCPI, on the purchasing power of the currency applicable to monetary items. The resulting gain or loss on monetary position is included in income as a component of comprehensive cost of financing.

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

viii)       The deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus (less) the deficit (surplus) generated by the valuation of nonmonetary assets (inventories), based on the replacement cost above or below inflation by considering the NCPI factor. The resulting deficit is included in stockholders' equity as a component of comprehensive income of the year.

d)         Cash and cash equivalents

Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of highly liquid investments which when acquired have maturity dates of ninety days or less, payable on demand at market variable interest rates. Investments are made in banking institution and valued at market value (cost plus accrued interest). Interests and exchange fluctuation are included in income as a component of comprehensive cost of financing.

e)          Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet at fair value. The valuation effect is recognized in income. Revenues and expenses generated by financial instruments are recognized in income when earned or incurred, respectively.

As of December 31, 2005, and 2006, the carrying value of financial instruments approximates its fair value due to the short-term nature thereof.

f)          Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group´s estimate of the probable loss in all receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk thereof.

g)         Property and equipment

In accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) of Mexican FRS, the Group periodically assesses the restated value of long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations regarding operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recovered. In that event, an impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof. The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless indications mentioned are of a temporary nature. Bulletin C-15 contemplates the reversal of the recognition of impairment under certain circumstances. Property and equipment to be disposed of are recorded at the lower of carrying value and the fair market value thereof, less sale related costs.

At 2005 and 2006 fiscal year end, the Group´s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment. Accordingly, fair value of property and equipment was equivalent to or greater than the carrying value thereof at that date. Therefore, no impairment charges resulted from the assessment performed by the Group.

h)         Intangible assets and Goodwill

Intangible assets refer to costs incurred and/or rights or privileges acquired that generate future specific economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed when incurred; (iii) intangible assets acquired through a business combination are accounted for individually at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. The Group´s goodwill arises from acquiring shares of capital stock of subsidiary companies at a price above or below the fair value of the net assets acquired at the acquisition date.

Intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method. In business combinations, if there is no observable market for those assets their value is reduced to the amount of goodwill or to zero. In addition, intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph g) above.

At 2005 and 2006 fiscal year end, the Group completed the fair value based impairment test on its goodwill. In 2005, the Group recorded an operating expense for goodwill impairment in the amount of Ps.46,742 (Ps. 44,921 historical Mexican pesos), whereas in 2006 there was no impact of impairment that should be recorded.

i)          Provisions, contingent assets and liabilities and commitments

The Group recognizes the liabilities of present obligations on which the transfer of assets or the rendering of future services are unavoidable, and arise as a consequence of past transactions or events. Provisions are recognized when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated.

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

Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted substantially exceed the immediate needs of the Group or represent contractual obligations (restrictive covenants or significant events related to liabilities).

j)           Labor obligations

i)           Members of the Group that have personnel recognize the labor obligations for retirement pensions and seniority premiums for all their employees, as well as severance benefits to employees upon termination of the employer/employee relationship when they complete that employment relationship prior to retirement age due to causes other than restructuring. These labor obligations are derived from defined benefit plans. With regard to the foregoing: i) seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked, and ii) retirement pensions are granted to all personnel that have completed at least ten years of service and have reached sixty-five years of age.

Projected benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the "projected unit credit method", in conformity with Bulletin D-3, "Labor obligations" of Mexican FRS. Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

Members of the Group with employees have created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations derived from defined benefits. During 2005 and 2006, the contributions to the fund based on actuarial computations amounted to Ps. 15,041 (Ps. 14,455 historical Mexican pesos) and Ps. 15,588, respectively. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

ii)           The relevant information of the study performed by independent actuaries, regarding labor obligations is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates discounted by inflation).

		December 31,
	2005		2006
Labor liability
Vested benefit obligation	Ps.	130,832	Ps.	142,420
Non-vested benefit obligation		13,217		14,392

Accumulated benefit obligation		144,049		156,812
Additional benefit related to future
compensation increases		26,014		29,876

Projected benefit obligation		170,063		186,688
Fair value of plan assets		69,813		70,785

Unfunded projected benefit obligation		100,250		115,903
Unrecognized net transition obligation		(46,415)		(40,896)
Negative amendments		16,035		14,953
Unrecognized net loss		(44,239)		(45,334)

Unfunded accrued pension cost and
seniority premium to be recognized
under U.S. GAAP and Mexican FRS	Ps.	25,631	Ps.	44,626

Additional employee retirement liability		65,631		60,323

Net actual obligation	Ps.	91,262	Ps.	104,949

Net periodic cost
Service cost	Ps.	8,528	Ps.	8,587
Interest on projected benefit obligation		8,801		8,822
Expected return on plan assets		(3,624)		(3,650)
Amortization of net transition obligation		5,340		5,303
Amortization of amendments		(1,048)		(1,040)
Amortization of losses		2,045		1,948

Net periodic cost under U.S. GAAP
And Mexican FRS	Ps.	20,042	Ps.	19,970

		December 31,
	2005		2006
Assumptions (real rates)
Discount rate		5.5%		5.5%
Salary increase rate		1%		1%
Return on plan assets		6%		6.5%

		December 31,
	2005		2006
Change in projected benefit obligation
Actual projected benefit obligation at
beginning of year	Ps.	165,345	Ps.	169,100
Service cost		14,016		13,962
Interest on projected benefit obligation		8,715		8,033
Actuarial loss		(4,644)		8,464
Benefits paid		(13,369)		(12,572)
Curtailment on benefit obligation				(299)

Projected benefit obligation at end of year	Ps.	170,063	Ps.	186,688

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	62,054	Ps.	70,239
Actual return on plan assets		4,649		13,349
Employer contributions		15,041		372
Benefits paid		(11,931)		(10,293)
Asset reversion		-		(2,882)

Fair value of plan assets at end of year	Ps.	69,813	Ps.	70,785

Funded status	Ps.	100,250	Ps.	115,903
Unrecognized net transition obligation		(46,415)		(40,896)
Negative amendments		16,035		14,953
Unrecognized net loss		(44,239)		(45,334)

Unfunded accrued pension cost and seniority
premium to be recognized under U.S. GAAP
and Mexican FRS	Ps.	25,631	Ps.	44,626

Amounts recognized in the statement of
financial position consist of:
Unfunded accrued pension cost and seniority
premium to be recognized	Ps.	25,631	Ps.	44,626

Accrued benefit liability		(65,631)		(60,323)
Intangible asset		36,175		33,264
Accumulated other comprehensive income		29,456		27,059
		-		-

Net amount recognized	Ps.	25,631	Ps.	44,626

At 2005 and 2006 fiscal year end, the additional employee retirement liability (net actual obligation over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry. The intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders´s equity as a debit item in the amount of Ps. 29,456 (Ps.28,309 historical Mexican pesos) and Ps. 27,059, respectively.

k)           Income tax and employee profit sharing

i)           The Group records the provision for both income tax and employee profit sharing based on the amount payable determined based on taxable income that is obtained as provided for in the applicable provisions in effect.

ii)           The deferred income tax effect is determined by applying the “comprehensive asset and liability method” in accordance with Mexican FRS which is virtually identical to U.S. GAAP. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances. The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that may be recoverable is recognized as deferred income tax asset under certain circumstances. The deferred income tax liability and/or asset are classified as a noncurrent item. The deferred employee profit sharing effect is determined under the same method.

In the event that it is likely that a portion or the entire deferred income tax/employee profit sharing asset may not be realized, the Group periodically performs the valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded. Any reduction in the deferred income tax/employee profit sharing asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. As of December 31, 2004, 2005 and 2006, the Group determined that there was no valuation allowance to be recognized.

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

l)           Foreign currency transactions

Foreign currency denominated transaction is recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary item on the balance sheet is translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Resulting exchange fluctuation is recorded in income as a component of the comprehensive cost of financing.

m)        Comprehensive income

Comprehensive income consists of the net income for the period, plus (less) other results (i.e. deficit on restatement) for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions. Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

n)          Earnings per share

Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share" issued by the Mexican FRS.

o)         Revenue recognition

Revenues are recognized in the period on which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determinable, and (iv) the collection is reasonably assured.

4.          Receivables:

	2005		2006
Trade receivables	Ps.	4,267,565	Ps.	4,410,165
Allowance for doubtful accounts		(363,013)		(348,366)
		3,904,552		4,061,799
Other receivables		69,209		77,040
Related parties		4,027		29,720
Value added tax recoverable		63,526		92,867
Income tax recoverable		269,751		167,254
Asset tax recoverable		19,384		5,059
	Ps.	4,330,449	Ps.	4,433,739

5.          Inventories:

	2005		2006
Pharmaceutical products	Ps.	2,515,049	Ps.	2,634,948
Beauty care products		317,902		328,821
Books and magazines		228,549		263,436
Electric appliances		3,380		3,248
Groceries		99,816		70,551
Other		12,672		11,869
		3,177,368		3,312,873
Estimate for slow-moving inventory		(7,307)		(7,017)
		3,170,061		3,305,856
Merchandise-in-transit		565,560		517,379
	Ps.	3,735,621	Ps.	3,823,235

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.         Property and equipment:

	2005		2006
	Total			Original cost		Restatement		Total

Buildings	Ps.	876,692	Ps.	282,846	Ps.	627,310	Ps.	910,156
Machinery and equipment		98,635		41,086		58,559		99,645
Transportation equipment		271,704		197,618		94,408		292,026
Office equipment		150,597		46,232		103,468		149,700
Computer equipment		320,074		180,510		165,549		346,059
		1,717,702		748,292		1,049,294		1,797,586

Less-accumulated depreciation		(941,710)		(335,530)		(647,075)		(982,605)
		775,992		412,762		402,219		814,981
Land		332,441		65,130		274,720		339,850
	Ps.	1,108,433	Ps.	477,892	Ps.	676,939	Ps.	1,154,831

As of December 31, 2005 and 2006, the net restated value of the property and equipment of the subsidiary Drogueros, that is included in the foregoing summary amounted to Ps. 117,792 and Ps. 144,993, respectively. The restatement for that property and equipment is determined by using the applicable NCPI factor to the original cost thereof from their respective dates of acquisition.

The average annual depreciation rates for 2005 and 2006 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

7.         Related party balances and transactions:

As of December 31, 2005 and 2006, the receivable balances from related parties were as follows:

	2005	2006
Aeroxtra, S.A. de C.V.	Ps. 2,081	Ps. 2,000
Xtra Inmuebles, S.A. de C.V.	1,946	2,028
La Nueva Leona, S.A. de C.V.	-	13,325
Other	-	12,367
	Ps. 4,027	Ps. 29,720

The related parties referred to above consider common stockholders among them.

At 2005 year end, the receivable balances from Aeroxtra and Xtra Immuebles represented prepaid flight services and leasing of real property, respectively. During 2005, amounts paid to these related parties were expensed in the amounts of Ps. 11,826 and Ps. 4,986, respectively. At 2006 year end, amounts paid to those related parties were expensed in the amounts of Ps. 10,480 and Ps. 4,792, respectively.

At 2006 year end, the receivable balances from other related parties represented various transactions. During this year, the amount of transactions agreed upon amounted to Ps. 30,283. The receivable balances from La Nueva Leona, S.A. de C.V. represented a financing that bear interest at market rate.

During 2005 and 2006, the Group had no other material related party agreements. The Group's management estimates that all related party transactions were agreed upon on an arm's length basis.

8.         Bank loans:

During the years ended December 31, 2005 and 2006, Casa Saba obtained various unsecured loans from Scotiabank Inverlat, S.A. and Banco Santander Serfin, S.A. in various amounts. These loans bore variable interest at market rates. Interests are included in income as a component of comprehensive cost of financing. The proceeds from these loans were used for working capital. Each loan was paid in full on its due date. At 2006 year end, the Group had bank debts payable in short term in the amount of Ps. 16,427. Applicable interest rates are adjusted monthly, in accordance with market rates in effect.

9.         Deferred income tax and employee profit sharing:

As of December 31, 2005 and 2006, the deferred income tax liability was as follows:

	2005		2006
Cumulative inventory	Ps.	3,182,348	Ps.	2,562,326
Allowance for doubfoul accounts and estimate for slow-moving inventory		(350,843)		(337,176)
Property and equipment		476,151		492,824
Other		377,409		395,496
Excess of accounting over tax values of assets and liabilities		3,685,065		3,113,470
Tax loss carryforwards		(11,862)		(11,467)
Controlled subsidiaries´s tax loss carryforwards generated before they were incorporated to consolidation tax				(305,588)
		3,673,203		2,796,415
Income tax rate		28%		28%
Deferred income tax		1,028,497		782,996
Less-
Asset tax recoverable		(122,492)		(62,817)
Deferred income tax liability	Ps.	906,005	Ps.	720,179

The Group records the deferred income tax effect of the year in income, except for the deferred income tax effect that may be generated by temporary differences attributable to stockholders’ equity. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income. This provision of Mexican FRS is virtually identical to U.S. GAAP.

The Group recognizes the deferred income tax asset derived from tax loss carryforwards. Their realization depends on generating sufficient taxable income prior to the expiration of those tax loss carryforwards. The deferred income tax asset realization attributable to other temporary items depends on generating sufficient taxable income in the periods on which such items are deductible for income tax purposes. Management estimates a high likelihood that the deferred income tax asset will be realized by taking into account the Group´s business plan.

As of December 31, 2004, 2005 and 2006, the provision for deferred income tax applied to income amounted to Ps. 153,135, Ps. 92,022 and Ps. (64,840), respectively; whereas the provision for deferred employee profit sharing amounted to Ps. 8,513, Ps. (5,232) and Ps. 993, in the same years.

10.       Foreign currency position:

As of December 31, 2005 and 2006, assets and liabilities denominated in U.S. dollars were as follows:

	2005	2006

Current assets	$ 10,122	$ 3,094
Current liabilities	4,928	3,529

Net position in U.S. dollars	$ 5,194	$ (435)

Net position (at fiscal year end constant Mexican pesos)	Ps. 55,640	Ps. (4,733)

As of December 31, 2005 and 2006, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year end exchange rate of Ps. 10.7109 (pesos) per dollar, and Ps. 10.8755 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

As of February 28, 2007, issue date of the accompanying financial statements, the consolidated net U.S. dollar position was similar to that of December 31, 2006 and the exchange rate was Ps. 11.1493 (pesos) per dollar.

11.        Stockholders’ equity:

Capital structure

As of December 31, 2005 and 2006, paid-in capital stock was as follows:

	Number of shares	Par value
		2005	2006
Fixed capital shares without retirement rights	265,149,080	Ps. 167,730	Ps. 167,730
Variable capital shares	270,280	173	173

	265,419,360	Ps. 167,903	Ps. 167,903
At fiscal year end constant Mexican pesos		Ps. 1,083,052	Ps. 1,083,052

As of December 31, 2005 and 2006, capital stock comprised of Series "Sole” 265,419,360 common shares fully subscribed for and paid, with no par value shown. Variable capital stock has no limits, in accordance with the amendment to the Company's bylaws (See Note 1 g)). Up to December 31, 2005, variable capital stock may not exceed ten times the amount of fixed capital stock.

Repurchase and resale of own shares (restricted earnings)

The Company may acquire the shares representative of its capital stock with a charge to stockholders' equity, without reducing capital stock, or with a charge to capital stock. In this last event, they become treasury shares, without requiring a resolution adopted by the stockholders. The General Ordinary Stockholders’ Meeting determines the amount that should be allocated toward share repurchases for each year. Those funds may not exceed the balance of the Company´s net earnings, including retained earnings.

At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company's own share repurchases should be equivalent to 15% of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. The amount of the reserve for own share repurchases is appropriated from retained earnings. At 2005 and 2006 year end, the Stockholders’ Meeting resolved to maintain the same level of the reserve approved by its similar on April 22, 2003. During 2005 and 2006, the stockholders resolved not to agree a specific number of shares and peso amount for repurchase of shares.

Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock. Equity in earnings of subsidiaries is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. As of December 31, 2005 and 2006, the Company’s legal reserve amounted to Ps. 62,001 and Ps. 99,888, respectively, which is included in the line item "Retained earnings".

Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (CUFIN-Spanish acronym). Any dividends paid out in excess of CUFIN are subject to a 40.9% in fiscal 2006 (42.9% in fiscal 2005) tax rate payable by the Company and its subsidiaries, except as discussed in the following paragraph “Dividends among companies of the Group”. The resulting income tax may be offset against income tax due in the same year and the subsequent two years. The consolidated balance of CUFIN is determined as provided for in currently enacted tax legislation. As of December 2005, and 2006, the consolidated balance of CUFIN amounted to Ps. 342,523 (Ps. 329,180 historical Mexican pesos) and Ps.1,020,992, respectively.

In April 2005 and 2006, dividends were declared at the Company’s Stockholders’ Meetings in the amounts of Ps. 127,561 and Ps. 154,512, respectively (Ps. 120,000 and Ps. 150,000 historical Mexican pesos), of retained earnings. Dividends paid in 2005 were paid out of the consolidated CUFIN up to the amount of Ps. 102,798 historical Mexican pesos. The remaining balance amounting to Ps. 17,202 was subject to income tax amounting Ps. 7,671 (Ps. 7,372 historical Mexican pesos) that was applied to retained earnings. Dividends paid in 2006 did not exceed the consolidated balance of CUFIN at that date. Therefore, no income tax was due.

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

Dividends among companies of the Group

Dividends distributed among Group’s companies that are not paid out of the CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidates. During 2005 and 2006, no corporate changes of that nature occurred in the Group.

At the annual stockholders’ meetings held on April 1, 2005, the stockholders of Casa Saba declared the payment of dividends in the amount of Ps. 120,120 (Ps. 113,000 historical Mexican pesos), of the retained earnigs. This payment was made out of the CUFIN of Casa Saba.

12.       Tax system:

a)         Consolidated income tax due

i)          The annual income tax rate is 30% and 29% in 2005 and 2006, respectively, in conformity with currently enacted tax legislation (33% in fiscal 2004).

The Group determines the amount of income and asset taxes on a consolidated basis. For this purpose, effective fiscal 2005, the Company (Holding Company) includes the amount of “consolidating tax equity” in tax consolidation, that is, taxable income/tax loss generated in the year by its controlled companies is included in tax consolidation at 100% of the equity stake that the Holding Company holds in the capital stock of its controlled companies. Likewise, the Holding Company also includes at 100% its individual taxable income/tax loss generated in the year in tax consolidation.

Taxes are computed in Mexican pesos as of the date on which the transactions occurred. Under Mexican FRS, they are restated to fiscal year end Mexican pesos by applying the NCPI factor.

ii)          Effective 2005, the Income Tax Law set forth the change in the tax deduction of merchandise when acquired for the tax deduction of the cost of sales thereof up to the time when they are sold. Nevertheless, the Income Tax Law established a transition regime that is summarized in the following paragraph.

The Company and its subsidiaries with stock on hand in inventories as of December 31, 2004 (base inventory) chose to deduct the cost of sales of the base inventory for income tax purposes in 2005. Due to the foregoing, the Group will treat the value of “cumulative inventory” as taxable income for income tax purposes. At 2004 year end, cumulative inventory determined as provided for in the Income Tax Law amounted to Ps. 3,184,264 historical Mexican pesos. The accumulation of cumulative inventory is annual, effective fiscal 2005 up to 2012. Accumulation term was determined as provided for in the Income Tax Law. The Law allowed setting off the tax loss carryforwards amount at that date. Consequently, the Company offset off tax loss carryforwards in the amount of Ps. 554,351 historical Mexican pesos against the cumulative inventory value.

At 2005 and 2006 fiscal year end, the cumulative inventory amount added to the taxable income for income tax purposes amounted to Ps. 134,364 (Ps. 129,130 historical Mexican pesos) and Ps. 481,564, respectively.

iii)         One of the Group’s consolidated subsidiaries (Transportes Marproa, S.A. de C.V. (Marproa), of which assets and revenues are not material to the Group’s consolidated operations), is authorized to pay its annual income and asset taxes separately from the Group under a special tax regime known as the “administrative facilities”. This regime grants certain benefits regarding ascertainment of disbursements made by Marproa and other relative to crediting “consumption taxes”.

iv)          Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards of prior year, and the cumulative inventory effect of the year.

At 2005 and 2006 year end, the Group generated consolidated taxable income for income tax in the amount of Ps. 1,067,139 (Ps. 1,025,570 historical Mexican pesos) and Ps. 1,210,948, respectively. At 2005 year end, income tax due was partially offset by the remaining of consolidated tax loss carryforwards in the amount of Ps. 653,260 (Ps. 627,813 historical Mexican pesos). The income tax effect offset amounted to Ps.195,978 (Ps. 188,344 historical Mexican pesos). The effect of the offset discussed is shown in the accompanying income statement.

b)           Consolidated asset tax due

Consolidated asset tax due is determined by applying a 1.8% annual tax rate to the restated average value of the assets less the average face value of certain debts (net lending position). The consolidated net Group´s lending position is determined by considering both the value of assets and value of debts of the controlled companies and the value of assets and debts of the Holding Company in the 100% consolidating tax equity. In addition, effective 2005, the amount of debts with the financial system and nonresidents are deductible from the taxable basis of asset tax.

Asset tax is only paid on the amount of which it exceeds income tax for the year. Income tax paid during the year may be credited against asset tax due in the same year. Likewise, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. Further, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. In fiscal 2005 and 2006, there was no asset tax payable. In fiscal 2006, the Group made a recovery of asset tax paid in prior years in the amount of Ps. 59,026. This effect is shown in the accompanying income statement.

Effective January 1, 2007, asset tax is determined by applying a 1.25% annual rate on the restated average value of assets. In addition, the new provision of the Asset Tax Law does not permit reducing the value of debts contracted by taxpayers from the taxable basis in connection with asset tax. Through December 31, 2006, the annual rate was 1.8%, and the Asset Tax Law permitted reducing the average face value of certain debts to determine the taxable basis in connection with that asset tax.

c)         Tax loss carryforwards and recoverable asset tax

i)          Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred up to the sixth month of the year when they can be offset against taxable income. As discussed in paragraph a) above, prior year consolidated tax loss carryforwards were fully offset in the amount of Ps. 653,260 in fiscal 2005. Further, asset tax recoverable can be restated from the date on which the recoverable balance is generated up to the date when that balance is recovered.

As of December 31, 2006, the consolidated asset tax recoverable was as follows:

Year	Asset tax
Incurred	Recoverable
2002	Ps. 6,951
2003	33,338
2004	22,528
Ps. 62,817

ii)         The Holding Company had incurred individual tax loss carryforwards derived from the sale of stock in the amount of Ps. 352,997 historical Mexican pesos, dating back to fiscal 2001. This tax loss carryforwards expired in fiscal 2006, pursuant to currently enacted tax legislation. The foregoing neither had impact on the Holding Company nor the Group´s consolidated financial statements.

iii)         Tax loss carryforwards of the subsidiaries expire over a ten year term, effective the date on which the tax losses are incurred. The effect of these tax loss carryforwards should be reversed in the tax consolidation on the year when the subsidiary loses its carryforward right. The management deems this tax loss carryforwards amount is not material.

d)         Employee profit sharing

The Federal Labor Law provides that the Group’s consolidated subsidiaries that have personnel are required to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income for each subsidiary, determined as provided for in the Income Tax Law.

e)         Provision for income tax

In accordance with Mexican FRS, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group's provisions for income tax in each year:

	Year ended December, 31
	2004	2005	2006
Statutory income tax rate	33%	30%	29%
Permanent differences:
Comprehensive cost of financing vs.
annual inflationary adjustment	15	1	1
Non-deductible items	(35)	(3)	(1)
Cumulative inventory		(4)	(12)
Other			8.9
Temporary differences:
Depreciation	9	1	1
Book cost of sales vs. purchases,
labor and overhead	225
Application of prior year tax loss
Carryforwards	(226.1)	(2.8)	(1)
	20.9%	22.2%	25.9%

In fiscal 2004, 2005 and 2006, the Group generated consolidated taxable income for income tax purposes in the amounts of Ps. 120,743, Ps. 1,067,139 and Ps. 1,210,948, respectively (Ps. 112,300, Ps.1,025,570 and Ps. 1,210,948 historical Mexican pesos, respectively). At fiscal 2004 and 2005 year end, income tax due was fully offset by the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 39,848 and Ps. 195,978, respectively. That effect is shown in the accompanying statement of income.

13.       Segment information:

Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment as discussed in Note 1).

As of December 31, 2004, 2005 and 2006, revenue attributable to each product lines, were as follows:

	Millions of Mexican pesos
	2004		2005		2006
Pharmaceutical products	Ps.	19,142	Ps.	19,704	Ps.	20,578
Health and beauty aids/other products		2,024		2,003		1,923
Entertainment products		767		827		871
Food/non-perishable products		183		221		227
Office/electronic products		2		5
Total	Ps.	22,118	Ps.	22,760	Ps.	23,599

14.       Contingencies and Commitments:

a)         On June 24, 2004, the Tax Administration System (SAT-Spanish acronym) determined an income tax liability payable by Casa Saba due to it offsets tax loss carryforwards in amount in excess for fiscal 1995, in opinion of SAT. At the date of the auditors’ report, the expert appointed by the SAT had not issued the relevant opinion. The Casa Saba’s tax advisors believe that there are reasonable elements for a ruling to be issued in favor of Casa Saba. Accordingly, Management believes that there are no elements to quantify and recognize the probable disbursement of economic resources regarding this contingency, in conformity with Mexican FRS.

b)         In February 2005, the Group filed an appeal for constitutional relief (amparo) with the Federal Tax Court against the tax amendment that binds taxpayers, effective January 1, 2005, to adopt the change in the tax deduction of merchandise when acquired for the tax deduction of the cost of sales thereof up to the time when they are sold (Note 12 a). To date the Federal Tax Court has yet to issue a ruling in this matter.

c)         In May 2006, the subsidiary Servicios Administrativos Xtra, S. A. de C. V. (now Servicios Administrativos Grupo Casa Saba, S. A. de C. V.) filed an appeal for constitutional relief (amparo) with the Federal Tax Court against the provision of the Income Tax Law enacted in 2002. This provision limits setting off period of tax losses generated on the sale of stock against taxable income that may be generated in the future. To date the Federal Tax Court has yet to issue a ruling in this matter.

d)         In February 2007, the Group filed an appeal for constitutional relief (amparo) with the Federal Tax Court against the tax amendment that binds taxpayers, effective January 1, 2007, to determine asset tax by applying a 1.25% annual rate to the restated average value of assets and the new provision that does not permit reducing the value of debts contracted by taxpayers from the taxable basis in connection with this asset tax (Note 12 b). To date the Federal Tax Court has yet to issue a ruling in this matter.

Management estimates that the matters discussed in paragraphs b), c), and d) above do not represent contingencies payable by the Group that would require a disbursement of economic resources in the future.

e)          The Group is involved in various lawsuits and claims derived from the normal course of its operations. Management believes that such matters will not have a significant impact on the Group´s consolidated financial position and operating income.

f)           In accordance with currently enacted tax legislation, the Tax Authority has the power to review the five fiscal years prior to the last income tax return filed by the Company and its subsidiaries.

15.       New accounting pronouncements:

i)          Research and Development Board of Financial Information Standards (CINIF-Spanish acronym)

Effective June 2004, the CINIF replaced the Accounting Principles Board (APB) of the IMCP in the duty of developing and issuing financial reporting standards (Mexican FRS), and reaching their convergence with International Financial Reporting Standards (Note 2).

For this purpose, the CINIF rename from Mexican GAAP to Mexican FRS. CINIF established a conceptual framework to develop additional FRS that solves matters arising from accounting practices. The conceptual framework is formed by eight Series A FRS. These FRS, along with FRS B-1, both effective January 1, 2006, superseded some bulletins of Mexican GAAP. Accordingly, Mexican FRS was integrated as follows:

●	Bulletins issued under the new duty and its Interpretations
●	APB Bulletins transferred to the CINIF on May 31, 2004 that would not have been amended, substituted, or repealed by the new Mexican FRS; and
●	International FRS applicable to Mexican FRS suppletorily

The most significant change applies to FRS B-1, “Accounting changes and correction of errors”. This standard sets forth that changes in particular standards, reclassifications, and corrections of errors should be recognized retrospectively. Therefore, the financial statements affected by the change presented on a comparative basis with the current year should be adjusted from the beginning of the oldest period presented comparatively.

Adoption of these provisions had no significant effect on the Group´s consolidated financial position and operating income.

ii)         Recently issued accounting pronouncements

In December 2006, the CINIF issued the following Mexican FRS, effective January 1, 2007:

FRS B-3, “Income statement”. This standard requires income, costs and expenses should be classified as ordinary and unordinary (nonrecurrent). The income statement should show ordinary items first and identify the main levels of income/loss (before taxes, before discontinued operations, and net income/loss). Costs and expenses should be classified based on their function, nature or combination of both. Special items set in some Mexican FRS should be classified as ordinary in the caption “Other income and expenses”, whereas extraordinary items should be classified as unordinary items. Employee Profit Sharing should be shown as an ordinary expense in the caption “Other income and expenses”. Moreover, the caption “accumulated effect of accounting changes at beginning of year” is eliminated since any effect due to the change should be shown in retained earnings. Adoption of this Mexican FRS will have no significant effect on the Group´s consolidated financial position and operating income.

FRS B-13, “Events subsequent to the date of the financial statements”. This standard requires that subsequent events derived from nonperforming portfolio and due dates of liabilities restructurings, as well as agreements to defer payments of liabilities should be recognized in the financial statements when entered into. These events are only disclosed in the notes to the financial statements. Financial statements should not be prepared on a going concern basis if subsequent events indicate that this base is not applicable. In addition, the Group should disclose the authorized issue date of the financial statements and the name of the officers or governing body with power to do so. Adoption of this Mexican FRS will have no significant effect on the Group´s consolidated financial statements.

FRS C-13, “Related parties”. This standard expands the concept of related parties and includes: a) the joint venture that the Group participates in; b) close relatives of stockholders, members of the board of directors, and key management personnel; and c) remuneration plan fund for employee benefits. This standard requires disclosing if considerations among related parties are equivalent to considerations of similar transactions carried out with other independent parties, and in the case of public companies, the amount of benefits granted to key management personnel (direct short and long-term benefits, payments based on shares, and postretirement benefits). The prior year comparative financial statements should be adjusted retrospectively to disclose this provision in their applicable notes. Adoptions of this Mexican FRS had no significant effect on the Group´s consolidated financial statements.

FRS D-6, “Capitalization of the comprehensive gain or loss on financing”. This standard sets forth that the comprehensive gain or loss on financing (RIF-Spanish acronym) attributable to qualifying assets should be capitalized as follows:

●	The value of the qualifying asset that is capitalized by the RIF should not exceed the future economic benefit of the asset.
●	The yield on temporary investments (marketable securities) made while waiting to acquire qualifying assets does not form part of the capitalized RIF, in the event of financing in local currency.
●	Losses and gains on financing should be considered net of the valuation of financial hedging instruments associated to financing, in the event of financing in foreign currency.
●	The specific indexation sets forth in Bulletin B-10 issued by CINIF is not admissible in the period of capitalizing the RIF.
●	The Holding Company of investments in unconsolidated associated or subsidiary companies should not recognize the capitalization of the RIF on those investments.

Capitalization starts at the time when activities for preparing the asset for use or sale are carried out, the investment to acquire the asset has started and interest is accrued. Capitalization ends at the time when financing is liquidated. The option of applying this standard for assets in the process of being acquired in prior periods to the effectiveness of FRS should be recognized as an accounting change, in accordance with FRS B-1 “Accounting changes and corrections of errors”. At 2006 year end, the Group had not acquired qualifying assets in those circumstances. However, that does not mean that the Group can not be made in the future such acquisitions.

16.        Differences between Mexican FRS and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican FRS, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP is presented in Note 17). This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican FRS, Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican FRS and U.S. GAAP.

a)         Statements of Cash Flows

Under Mexican FRS, the Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of Changes in Financial Position". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with the Third Amendment to Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the line item "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constitute cash flow activity stated in constant Mexican pesos. Under Mexican FRS, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" (SFAS 95), a statement of cash flows that presents only cash movement and excludes non-cash items is required. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the gain (loss) on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps. 1,115,366, Ps. 509,256 and Ps. 324,721 and net cash used in financing activities would be Ps. (655,126), Ps. (180,330) and Ps. (276,463) in 2004, 2005 and 2006, respectively.

b)         Deferred income tax and employee profit sharing

i)          The Group adopted SFAS No. 109, "Accounting for income taxes" (SFAS 109) for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by applying the "Comprehensive asset and liability method." As described in Note 12b), Mexican Income Tax Law requires paying a 1.8% annual tax rate (1.25% annual tax rate, effective 2007) on the Group’s net assets which may be used to offset income tax obligations. Under SFAS 109, such an amount should be treated as a deferred income tax benefit and reduced by a valuation allowance, if required.

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

The foregoing provisions are virtually identical to Mexican FRS, except that the recognition of the accumulated initial effect of the comprehensive asset and liability method as of January 1, 2000 was recorded directly to stockholders’ equity for FRS Mexican purposes.

ii)          Under Mexican FRS, the impact of inflation on the deferred income tax balance generated by monetary items is recognized in the gain (loss) on monetary position. Under U.S. GAAP, the deferred income tax balance is classified as a non-monetary item. As a result, the income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

iii)         Under U.S. GAAP, the deferred income tax effect should be classified as current and non-current, based on the classification of the asset and liability items that give rise to it. As of December 31, 2005 and 2006, the deferred income tax effect under Mexican FRS and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
	2005		2006		2005		2006

Current	Ps.	–	Ps.	–	Ps.	898,495	Ps.	(46,487)

Noncurrent		906,005		720,179		7,510		766,666

	Ps.	906,005	Ps.	720,179	Ps.	906,005	Ps.	720,179

iv)           The Group’s consolidated subsidiaries that have personnel are obligated to pay profit sharing to their employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each subsidiary as provided for in the Income Tax Law, as explained in Note 12d). Therefore, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

For U.S. GAAP purposes, a deferred profit sharing expense and liability have been calculated. Therefore, in fiscal years 2004, 2005 and 2006, the deferred employee profit sharing amounted to Ps. 8,513, Ps. (5,232) and Ps. 993, respectively. Employee profit sharing is classified as an operating expense for U.S. GAAP purposes. Under U.S. GAAP, the deferred employee profit sharing effect should be classified as current and non-current. The components of the U.S. GAAP employee profit sharing liability as of December 31, 2004, 2005 and 2006, were as follows:

	DEFERRED EMPLOYEE PROFIT SHARING
	CONSTANT MEXICAN PESOS
	2004		2005		2006
Current
Inventories	Ps.	29,606	Ps.		Ps.
Cumulative inventory				8,940
Non-deductible reserves				(6,014)		(170)
		29,606		2,926		(170)

Non-current
Cumulative inventory						3,780
Property and equipment				79		272
Other		(21,093)
		(21,093)		79		4,052
	Ps.	8,513	Ps.	3,005	Ps.	3,882

c)         Additional employee retirement liability and unrecognized net transition obligation

At 2005 and 2006 fiscal year end, the additional employee retirement liability exceeded the limit amount for recording an intangible asset as an offsetting entry. Under Mexican FRS, the intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders´s equity as a debit item in the amount of Ps. 29,456 and Ps. 27,059.

For U.S. GAAP, in September 2006, the FASB issued SFAS No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132R”. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 is effective for fiscal years ending after December15, 2006 for employers with publicly traded equity securities. Consequently, the intangible asset in the amount of Ps. 27,059 recorded for Mexican FRS purposes should be recorded as other comprehensive income for U.S. GAAP purposes.

Effective January 1, 2005, the revised Bulletin D-3 required that the severance benefits referred in Note 3 j) be assessed upon termination of the employer/employee relationship. Accordingly, severance benefits granted to employees due to causes other than restructuring were valued by using the projected unit credit method. The same recognition criteria under U.S. GAAP are established in SFAS No. 112. “Employers’ Accounting for Postemployment Benefits” which has been effective since 1994. Under Mexican FRS, the recognition of the accumulated initial effect of the net transition obligation amounting to Ps. 4,268 was fully amortized in income in 2006 fiscal year. Up to December 31, 2004, these severance benefits were expensed when paid. Under U.S. GAAP this effect was included in income in 2005 fiscal year. Therefore a reconciliation line item is shown in Note 17).

17.       Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),
	except per share
NET INCOME							Convenience
	Year						translation
	2004		2005		2006		2006

Net income under Me-
xican FRS	Ps.	697,630	Ps.	757,742	Ps.	883,356	$81,704

Additional employee retirement
liability (Note 3.j)				(29,456)		29,456	2,724
Unrecognized net transition
obligation (Note 3.j)				(4,268)		4,268	395
				(33,724)		33,724	3,119

Net income under U.S. GAAP	Ps.	697,630	Ps.	724,018	Ps.	917,080	$84,823

Weighted average common
shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per
share under U.S. GAAP	Ps.	2.63	Ps.	2.73	Ps.	3.34

Because Mexican GAAP requires use of a comprehensive method for recognizing the impact of inflation and because the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading “impact of inflation accounting on U.S. GAAP adjustments.”

STOCKHOLDERS’ EQUITY							Convenience
							translation

	2004		2005		2006		2006

Stockholders’ equity under
Mexican FRS	Ps.	4,336,396	Ps.	4,801,312	Ps.	5,343,165	$494,207

Additional employee retirement
liability				(29,456)
Unrecognized net transition
Obligation				(4,268)

Amortization of goodwill		25,952		25,952		25,952	2,397
		25,952		(7,772)		25,952	2,397
Stockholders’ equity under
U.S. GAAP	Ps.	4,362,348	Ps.	4,793,540	Ps.	5,369,117	$496,604

Changes in stockholders’ equity under U.S. GAAP							Convenience
							translation

	2004		2005		2006		2006

Stockholders’ equity under
U.S. GAAP as of beginning of
the year	Ps.	3,804,621	Ps.	4,362,348	Ps.	4,793,540	$443,368
Comprehensive income under
U.S. GAAP		680,041		566,424		730,089	67,528
Dividends paid		(122,314)		(135,232)		(154,512)	(14,292)
Stockholders’ equity under
U.S. GAAP at year end	Ps.	4,362,348	Ps.	4,793,540	Ps.	5,369,117	$496,604

Comprehensive income under U.S. GAAP							Convenience
							translation

	2004		2005		2006		2006

Net income under U.S.
GAAP	Ps.	697,630	Ps.	724,018	Ps.	917,080	$84,823
Deficit on restatement		(17,589)		(128,138)		(189,388)	(17,517)
Additional employee retirement
liability				(29,456)		2,397	222
Comprehensive income
under U.S. GAAP	Ps.	680,041	Ps.	566,424	Ps.	730,089	$67,528

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

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

b)          Accounts receivable

The majority of the Group’s accounts receivable is due from companies in the pharmaceutical products, and health-and-beauty/products activities. Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required. Accounts receivable are due within a 30-90 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to income.

c)          Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the assets. The impairment of a long-lived asset that must be charged to income is the amount by which the net book value exceeds its recovery value. At fiscal 2004, 2005 and 2006 year end, there were no indications that the net book value of long-lived asset may not be recoverable except as referred for intangible asset in Note 3h). Bulletin C-15, "Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is permitted under Mexican FRS.

SFAS 144, "Accounting for the impairment or disposal of long-lived assets" sets forth: (i) the write-down for impairment is not allowed to be reversed and, (ii) the valuation of fixed assets and some intangibles held for sale at the lower of their net book value or their realization value. In addition, SFAS 144 specifies the criteria that would have to be met to classify an asset as held-for-sale and new rules to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in the period in which the losses are incurred (rather than as of the measurement date presently required by APB No. 30). At fiscal 2004, 2005 and 2006 year end, the Group had not any long-lived asset held-for-sale or discontinued operations.

d)          Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks through specific debt agreements.

e)          Fair value of financial instruments

The carrying amount for cash and cash equivalents, accounts receivable, other accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities and short term debt approximates their fair value due to their short-term nature.

f)           Segment information

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations, and reports the results to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2004, 2005 and 2006, is mentioned in Note 13).

g)          Variable interest entities

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee’s ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. Management assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7), and does not believe this standard had a material impact on its financial position or its results of operations at 2004, 2005, and 2006 fiscal year end.

h)          Recently Issued Accounting Pronouncements

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS No. 154), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statement to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statement and a change in accounting estimate. This statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group deems that adoption of these provisions had not impact on its consolidated results and financial position.

FRS B-1 "Accounting Changes and Error Corrections” issued by Mexican FRS which is similar to SFAS No. 154, is effective for accounting changes and corrections of errors made in fiscal years beginning after January 1, 2006.

In September 2005, the Board ratified the consensus reached by the Emerging Issues Task Force (EITF) Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be considered as a single non-monetary transaction with the scope of APB Opinion 29, “Accounting for Non-monetary Transactions”. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Group deems the adoption of these provisions had no impact on its consolidated results and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155). SFAS 155 amends Statement 133 to provide an irrevocable option to account for hybrid financial instruments at fair value. This option applies to all hybrid financial instruments, not just interests in securitized financial assets that contain embedded derivatives. The option can be applied on a contract-by-contract basis and must be documented concurrently or be subject to a preexisting documented policy. Under this election, the Group would measure the entire hybrid financial instrument at fair value with changes in fair value recognized in earnings. The hybrid financial instrument subject to this election can be an asset or liability, but cannot be recognized as equity. The option is not available for financial instruments designated as hedging instruments.

FASB 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006. On adoption, the fair value election may be applied to hybrid financial instruments that had previously been bifurcated. The Group deems the adoption of these provisions had no impact on its consolidated results and financial position.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109”. FIN 48 establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Group´s consolidated financial statements. On initial application, FIN 48 will be applied to all tax position for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the Group on January 1, 2007. The Company currently does not believe that the adoption of FIN 48 will have a significant effect on its financial statements or its ability to comply with its current debt covenants.
In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (FASB 157).The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Group’s financial statements, or disclosed at fair value. Additionally, FASB 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, the Group will not be required to recognize any new instruments at fair value.

FASB 157 creates a single definition of fair value, along with a conceptual framework to measure fair value. FASB 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Statement will require the Group to apply valuation techniques that (1) place greater reliance on observable inputs and less reliance on unobservable inputs and (2) are consistent with the market approach, the income approach, and/or the cost approach. The Statement will also require the Group to include enhanced disclosures of fair value measurements in its financial statements.

FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods that fall within those fiscal years. Early adoption is permitted; however, the Group does not intend to adopt Statement 157 prior to the required effective date of January 1, 2008. The Group is evaluating the impact Statement 157 will have on its financial statements.

In September 2006, the SEC released Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. In some situations, companies will be required to record errors that occurred in prior years even though those errors were immaterial for each year in which they arose. Companies may choose to either restate all previously presented financial statements or record the cumulative effect of such errors as an adjustment to retained earnings at the beginning of the period in which SAB 108 is applied.

SAB 108 is effective for fiscal years ending after November 15, 2006. Adoption of SAB 108 did not have a significant effect on its financial statements.

In November 2006, a consensus was reached on EITF Issue 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee,” The guidance in EITF Issue 06-9 addresses how the reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee. A reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee as a change in accounting principle in accordance with the provisions of Statement 154. EITF Issue 06-9 does not apply to a change in the parent company’s year-end.

The consensus in EITF Issue 06-9 is effective for changes to, or eliminations of, previously existing differences in the reporting periods of a parent and a subsidiary (or investor and equity method investee) that occur in interim or annual reporting periods beginning after November 29, 2006 (January 1, 2007 for a calendar-year entity). The Group deems the adoption of these provisions will not impact its consolidated results and financial position.

In December 2006, the FASB issued FASB Staff Position (FSP) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” FSP EITF 00-19-2 requires an issuer of financial instruments, such as debt, convertible debt, equity shares or warrants, to account for a contingent obligation to transfer consideration under a registration payment arrangement in accordance with Statement 5, Accounting for Contingencies, and FASB Interpretation 14, Reasonable Estimation of the Amount of a Loss. That accounting applies regardless of whether the registration payment arrangement is a provision in a financial instrument or a separate agreement. The FSP requires issuers to make certain disclosures for each registration payment arrangement or group of similar arrangements.

The FSP is effective for fiscal years beginning after December 15, 2006, for registration payment arrangements and financial instruments subject to those arrangements that are entered into prior to December 21, 2006. The Group does not believe that the adoption will have a significant effect on its financial statements.

In June 2006, the FASB ratified a consensus opinion reached by the EITF Issue 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The guidance in EITF Issue 06-3 requires disclosure in interim and annual financial statements of the amount of taxes on a gross basis, if significant, that are assessed by a governmental authority that are imposed on and concurrent with a specific revenue producing transaction between a seller and customer such as sales, use, value added, and some excise taxes. Additionally, the income statement presentation (gross or net) of such taxes is an accounting policy decision that must be disclosed.

The consensus in EITF Issue 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group intends to adopt EITF Issue 06-3 effective January 1, 2007, and does not believe that the adoption will have a significant effect on its financial statements as it does not intend to change its existing accounting policy which is to present taxes within the scope of EITF Issue 06-3 on a net basis.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities: Including an amendment of FASB Statement No. 115”, to reduce earnings volatility caused by related assets and liabilities measured differently under U.S. GAAP. Statement 159 allows making an irrevocable instrument-by-instrument election to measure eligible items at fair value in their entirety. In addition, unrealized gains and losses will be reported in earnings at each reporting date.

Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007 (January 1, 2008 for a calendar-year entity). Earlier application is permitted for existing eligible items as of the beginning of a fiscal year that begins on or before November 15, 2007, but requires concurrent adoption of Statement 157.

In the year in which Statement 159 is initially applied, the cumulative-effect adjustment is (1) measured as the difference between the carrying amounts and the fair values of financial instruments at the date of application and (2) recorded in the opening balance of retained earnings or in other appropriate components of equity or net assets in the statement of financial position. The differences may include unamortized deferred fees, costs, premiums, and discounts; valuation allowances such as the allowance for loan losses; and accrued interest. Any changes in fair value due to the concurrent adoption of Statement 157 will be included in the cumulative-effect adjustment if the fair value option (FVO) is also elected for that item.

The Company is currently evaluating the impact of adopting SFAS 159 on its financial position and results of operations.