Form 20-F
period 2007-12-31
GRUPO CASA SABA SA DE CV
filed 2008-06-30
CIK 906779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2007

Commission file number 1-12632

Grupo Casa Saba, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Mexico
(Jurisdiction of Incorporation or Organization)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec,  México, D.F. 11000

México
(Address of Principal Executive Offices)
______________________________

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2007 was: 265,419,360 Ordinary Shares, without par value.

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

Yes __	No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer __	Accelerated Filer X	Non-accelerated filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __	International Financial Reporting Standards as issued by the International Accounting Standards Board __	Other X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __	Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __	No X

i

INTRODUCTION

Grupo Casa Saba, S.A.B. de C.V. is a limited liability stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of the United Mexican States, or “Mexico”, and is a holding company that conducts substantially all of its operations through subsidiaries.  In this annual report, except when indicated or the context otherwise requires, the words “Grupo Casa Saba”,  “the Group”, “the company”, “we”, “us”, “our” and “ours” refer to Grupo Casa Saba, S.A.B. de C.V. and its consolidated subsidiaries.  Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees.  References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2007, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 10.9157 to one U.S. Dollar.  See “Item 3 Key Information—Exchange Rate Information.”

Unless otherwise specified, information included in this annual report is as of December 31, 2007.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos and references to “Dollars,” “U.S. Dollars,” “$” or “U.S.$” are to United States Dollars.  Certain amounts included in this annual report may not sum due to rounding.

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

Forward-looking statements reflect our best assessment at the time and thus involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements.  Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report.  The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

●	International, national and local general economic and market conditions;

●	The overall size and growth of the Mexican pharmaceutical market;

●	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

●	Fluctuations and difficulty in forecasting operating results;

●	Dependence on suppliers and clients;

●	General risks associated with doing business in Mexico, including political and economic instability and changes in government regulations; and

●	Other factors referenced in this annual report.

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

(a) Selected Financial Data

We prepare our audited consolidated financial statements in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differs in some significant respects from U.S. GAAP.  Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican FRS and the requirements under U.S. GAAP for a statement of cash flows.  Note 19 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican FRS, our audited consolidated financial statements and the selected financial information set forth in the following table reflect inventories at current replacement cost.  All other non-monetary assets are restated by using the Mexican National Consumer Price Index, or the NCPI.  Components of stockholders’ equity are also restated using the NCPI.  In addition, the statement of income recognizes the effect of gain or loss on the purchasing power from holding monetary assets and monetary liabilities.  Mexican FRS also requires the restatement of all financial statements in constant Pesos as of the date of the last day of the period reported and, accordingly, all information in our audited consolidated financial statements and in the selected financial information set forth in the following table has been restated in constant Pesos as of December 31, 2007.  See Note 3 to our audited consolidated financial statements for significant accounting policies.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 18 and 19 to our audited consolidated financial statements.

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

Year ended December 31,	2003	2004	2005	2006	2007	2007 (1)
(in thousands of constant Pesos as of December 31, 2007 and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	22,919,162	22,949,403	23,615,926	24,486,493	25,259,662	2,314,067
Gross profit	2,278,492	2,362,542	2,436,935	2,420,076	2,484,257	227,586
Operating expenses	1,412,555	1,472,464	1,470,392	1,365,941	1,424,852	130,532
Operating income, net	865,939	890,078	966,543	1,054,135	1,059,405	97,054
Comprehensive cost of financing, net	54,326	17,621	-1,693	-4,351	17,848	1,635
Other income (2)	40,268	55,671	42,303	46,331	51,756	4,741

Year ended December 31,	2003	2004	2005	2006	2007	2007 (1)
(in thousands of constant Pesos as of December 31, 2007 and U.S. Dollars, except share and per share data)
Income before taxes and employee profit sharing	851,973	928,128	1,010,539	1,155,095	1,093,313	100,160
Net income	675,852	723,854	786,226	916,563	905,087	82,916
Net income per Ordinary Share (3)	2.45	2.63	2.96	3.45	3.41	0.31
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	22,919,162	22,949,403	23,615,926	24,486,493	25,259,662	2,314,067
Gross profit	2,278,492	2,362,542	2,436,935	2,420,076	2,484,257	227,586
Operating income	865,939	890,078	966,543	1,054,135	1,059,405	97,053
Income before taxes and employee profit sharing	851,973	928,128	1,009,708	1,155,095	1,093,313	100,160
Net income (4)	675,852	723,854	751,235	951,554	890,164	81,549
Net income per Ordinary share (3)	2.54	2.72	2.83	3.59	3.35	0.31
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419

Balance Sheet Data
Mexican FRS:
Property and equipment, net	1,154,554	1,193,551	1,150,099	1,198,242	1,269,821	116,330
Total assets	9,705,516	10,181,835	10,616,144	10,778,971	12,039,715	1,102,972
Short-term debt	457,650	-	-	17,044	-	-
Long-term debt	-	-	-	-	-	-
Capital stock	1,123,690	1,123,729	1,123,764	1,123,764	1,123,764	102,949
Total stockholders’ equity (4)	3,920,475	4,499,262	4,981,795	5,544,017	6,092,720	558,161
U.S. GAAP (4):
Property and equipment, net	1,154,554	1,193,551	1,150,099	1,198,242	1,269,821	116,330
Total assets	9,705,516	10,181,835	10,616,144	10,778,970	12,006,578	1,099,937
Short-term debt	457,650	-	-	17,044	-	-
Long-term debt	-	-	-	-	-	-
Capital stock	1,123,690	1,123,729	1,123,764	1,123,764	1,123,764	102,949
Total stockholders’ equity (4)	3,920,475	4,526,330	4,973,731	5,570,945	6,091,437	558,044
________________________
(1)  Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 10.9157 per U.S. $1.00, which was the Peso /U.S. Dollar exchange rate as of December 31, 2007, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)  Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services.

(3)  Based on the weighted average number of Ordinary Shares outstanding during each year.

(4)  For a discussion of the principal differences between U.S. GAAP and Mexican FRS concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 18 and 19 to our audited consolidated financial statements.

(b) Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve shall be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  As of December 31, 2007, we had a legal reserve of approximately Ps. 149.5 million, which represented approximately 13.3% of our capital stock as of that date.  See Note 11 to our audited consolidated financial statements.  Five percent of our net income for the year ended December 31, 2003 was applied to the legal reserve, and thus our annual shareholders’ meeting, held on April 27, 2004, approved the payment of a dividend in the amount of Ps. 110.0 million (Ps. 126.9 million at fiscal year end constant Pesos), equivalent to Ps. 0.41 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2004 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2005 approved the payment of a dividend in the amount of Ps. 120.0 million (Ps. 140.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.4521 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2005 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 27, 2006 approved the payment of a dividend in the amount of Ps. 150.0 million (Ps. 160.3 at fiscal year end constant Pesos), equivalent to Ps. 0.5651 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2006 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 26, 2007 approved the payment of a dividend in the amount of Ps. 170.0 million (Ps. 175.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share, which is payable on June 26, 2008.

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

To the extent that we declare and pay dividends on our Ordinary Shares, these dividends are payable to the holders of our American Depositary Shares, or ADSs.  Owners of our ADSs are entitled to receive any dividends payable on the Ordinary Shares underlying their ADSs.  We pay all cash dividends in Pesos, to the depositary of our ADSs, The Bank of New York.  Except as otherwise provided in the Amended and Restated Deposit Agreement pursuant to which our ADSs are issued, cash dividends received by the depositary are converted by the depositary from Pesos into U.S. Dollars and, after the deduction or upon payment of the depositary’s expenses, are paid to the holders of ADSs in U.S. Dollars.  No withholding tax applies to dividends on our ADSs paid to individuals and non-residents of Mexico.  See “Item 10.  Additional Information—Mexican Tax Considerations—Dividends.”

   Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on June 16, 2008, was Ps. 10.33 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High	Low	Average(2)	Period End

2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.30	11.15
2005	11.41	10.41	10.89	10.63
2006	11.49	10.44	10.91	10.81
2007	11.27	10.67	10.93	10.92
Month ended

December 31, 2007	Ps.10.92	Ps.10.80	Ps.10.91	Ps.10.92
January 30, 2008	10.97	10.82	10.91	10.82
February 28, 2008	10.82	10.67	10.77	10.73
March 31, 2008	10.85	10.63	10.73	10.63
April 30, 2008	10.60	10.44	10.51	10.51
May 31, 2008	10.57	10.31	10.44	10.33
June 16, 2008	10.44	10.29	10.36	10.33

_____________________
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

Risk Factors Related to the Company

We Participate in a Competitive Market and Increased Competition May Adversely Affect Our Business.  We face competition in the distribution of pharmaceuticals, health, beauty aids and consumer goods, publications, general merchandise and other products.  In our Pharmaceutical Products business division, we face competition primarily from Mexico’s only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors.  In our Health, Beauty Aids and Consumer Goods, Publications and General Merchandise and Other Products business divisions, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do.  Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factors, our operating margins and profitability could be adversely affected.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP and accounting procedures in certain significant respects.  Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries. Notes 18 and 19 to our Audited Annual Financial Statements describe the principal differences between Mexican FRS and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

We rely on certain key managers and other personnel, and our business could be adversely affected if we are not able to retain these key personnel or find suitable replacements.  Our growth and success depend on our ability to retain skilled, qualified and experienced managerial and technical personnel.  Any loss or interruption of the services of key senior personnel, or the inability to timely recruit sufficient qualified personnel, could adversely affect our business, results of operations and financial condition.

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

Risk Factors Relating to Economic and Political Developments in Mexico

       Economic and Political Developments in Mexico May Adversely Affect Our Business.  Our business, financial condition and results of operations are affected by economic, political or social developments in Mexico, including, among others, any political or social instability in Mexico, changes in the rate of economic growth or contraction, changes in the exchange rate between the peso and the U.S. dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.  Accordingly, Mexican governmental actions and policies concerning the economy in general and healthcare policy in particular could have a significant impact on us, as well as more generally on market conditions, prices and returns on Mexican equity securities.  We cannot assure you that changes in Mexican governmental policies will not adversely affect our business, results of operations, financial condition and prospects.

Social and political instability in Mexico or other adverse social or political developments in or affecting Mexico could adversely affect us, our ability to obtain financing and Mexican financial markets generally.  We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our financial condition or results of operations.

Our business may be especially affected by economic conditions in Mexico. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy and the lack of structural reforms. According to preliminary data, during 2007, Mexico’s gross domestic product, or “GDP,” grew by 3.3% in real terms. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the NCPI, as published by the Banco de México, was 3.8% for 2007 and the average interest rate on 28-day Mexican government treasury securities, or “CETES”, averaged 7.2% for 2007.

The current U.S. economic slowdown could have a negative impact on the Mexican economy, particularly with respect to remittances, the second-largest source of foreign currency inflows after oil exports.  Remittances fell by nearly 6% in January 2008, and may continue to decline if conditions in the U.S. continue to exert pressure on the amount of disposable income that Mexican immigrants have to send home. From a macroeconomic standpoint, Mexican officials are projecting a higher estimated annual inflation rate of 4.1% due to the increases in raw materials and commodities (grains) price.  In addition, the Banco de México recently adjusted the annual GDP forecast downward, to 2.7% from 3.1%.  Therefore, there is no guarantee that the Mexican and U.S. economies will continue to grow at their past levels.  As a result, there is a potential for an economic slowdown.  Should this happen, it would negatively impact both our business and our results of operations.

We are a Mexican company and all of our business operations take place in Mexico.  Therefore, our business may be affected by the general condition of the Mexican economy.  For each of the years ended on December 31, 2005, 2006 and 2007, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and Peso devaluations.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours.  Inflation in Mexico decreases the real purchasing power of the Mexican population.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  Such policies have had and could in the future have an adverse effect on us.  Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2003, the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely affected the Peso, resulting in a devaluation against the U.S. dollar of approximately 7.8%.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%.  During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the peso depreciated 1.6% with respect to the US Dollar due to higher inflation levels in Mexico.  The combination of more moderate GDP growth and a slightly lower level of inflation, led to a 1.0% depreciation of the peso against the US Dollar in 2007.

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

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was 5.2% for 2004, 3.3% for 2005, 4.1% for 2006, and 3.8% for 2007.  High inflation rates can adversely affect our business and our results of operations in the following ways:

•	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we distribute; and

•	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high nominal interest rates.  The interest rates on 28-day CETES averaged approximately 6.8%, 9.1%, 7.2% and 7.2% for 2004, 2005, 2006 and 2007, respectively, and 7.9% by May 2008.  Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

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

Developments in Other Emerging Market Countries May Adversely Affect our Business or the Market Price of our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe.  The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates.  In 2006, the index of the Mexican Stock Exchange increased by 48.6%, following the positive performance of both emerging and developed markets worldwide.  High levels of liquidity as well as positive outlooks for emerging markets, including Mexico, contributed to the increase of the index of the Mexican Stock Exchange.  During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity.  During the first quarter of 2008, the index of the Mexican Stock Exchange increased by 4.7%, mainly due to the solid financial results demonstrated by several companies listed on the Mexican Stock Exchange.  There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

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

Changes in Mexican Legislation May Negatively Affect Our Operations and Revenue.  Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  The implementation of such amendments or changes in interpretation or enforcement of existing laws and regulations or any other future laws or regulations could materially and adversely affect our operations and revenue.

In September 2007, the Mexican Congress approved a new federal tax applicable to all Mexican corporations (which will be applicable to us), known as the single rate business tax (Impuesto Empresarial a Tasa Única), or IETU, which is a form of an alternative minimum tax and replaces the asset tax that previously applied to corporations and other taxpayers in Mexico.

The IETU is a tax that will be imposed at the rate of 16.5% for calendar year 2008, 17.0% for calendar year 2009 and 17.5% for calendar year 2010 and thereafter.  A Mexican corporation is required to pay the IETU if, as a result of the calculation of the IETU, the amount payable under the IETU exceeds the income tax payable by the corporation under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).  In general terms, the IETU is determined by applying the rates specified above to the amount resulting from deducting from a company’s taxable income, among other items, goods acquired (consisting of raw materials and capital investments), services provided by independent contractors and lease payments required for the performance of the activities taxable under the IETU.  Salaries, royalty payments made to related parties and interest payments arising from financing transactions are not deductible for purposes of determining the IETU.  However, salaries subject to income tax and social security contributions paid to employees are creditable for purposes of determining the IETU.  The legislation became effective in January 2008.  We have currently initiated an injunction through a constitutional appeal, or “amparo” proceeding, against the IETU.  We cannot assure you that such proceeding will be in our favor, thus potentially increasing our tax liabilities. Although we cannot currently predict the impact of this legislation or quantify its effect on our tax liability for future years, this change in the tax regime could materially increase our tax liabilities and cash tax payments, including by limiting our ability to make use of tax loss carry forwards, which could adversely affect our results of operations and financial condition.

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

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations.  Unlike the HBA/other products, entertainment products, general merchandise and other products that we distribute, the prescription drugs and over-the-counter drugs that we distribute are not currently subject to a 15% value-added tax.  In April 2001, a proposal was filed with the Mexican Congress requesting a substantial amendment to Mexican tax laws.  One of the reforms contemplated by this proposal was an increase in the value-added tax on prescription drugs and over-the-counter drugs from 0% to 15%.  Although that bill was not passed by the Mexican Congress, the current Government may file similar proposals.  If prescription drugs and over-the-counter drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs and over-the-counter drugs would likely increase by the percentage amount of the value-added tax rate.  While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would have an adverse effect on consumer demand for these products and result in a decrease in related revenues.  To the extent that any of these price increases adversely impact revenues related to prescription drugs and over-the-counter drugs, our business, financial condition and results of operations could be adversely affected.  We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican Congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

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

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications, and other products.  The majority of these products are distributed by us on a non-exclusive basis.  With 115 years of experience, we serve the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels.

On February 1, 2000, Xtra Inmuebles, S.A. de C.V., or Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, acquired 225,606,457 of our Ordinary Shares on the Mexican Stock Exchange through a tender offer.  Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.

Following the completion of our financial restructuring and the tender offer, our controlling shareholder, by means of a shareholder vote, amended our bylaws, replaced our incumbent Board of Directors with nine of his appointees, elected a new management, including a new Chief Executive Officer and Chief Financial Officer, among others, and changed the corporate name of our company from Grupo Casa Autrey, S.A. de C.V. to Grupo Casa Saba, S.A.B. de C.V.  For a description of our financial restructuring and the subsequent refinancing of our restructured debt, see “Item 5.  Operating and Financial Review and Prospects—Indebtedness.”  For a description of our controlling shareholder and his current ownership stake in our company, see “Item 7.  Major Shareholders and Related Party Transactions—Principal Shareholders”.

We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banco Nacional de Mexico, S.A. or Banamex, and further refinanced this debt in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat.  On August 18, 2003, with resources from our operations, we repaid the outstanding amounts under the long-term loan facility with Scotiabank Inverlat established in June 2001.  In 2004, with resources from our operations, we repaid our short-term loan facilities in their entirety to end the year with a net debt of Ps. -536 million.  During 2005, we did not incur in any additional debt, so that our net debt figure by year-end amounted to Ps. -771 million.  In 2006, our cost-bearing liabilities were Ps. 17 million and our net debt figure by year-end amounted to Ps. -622 million.  By the end of 2007, we had no cost-bearing liabilities and our net debt by year-end was Ps. -684 million. See “Item 5.  Operating and Financial Review and Prospects—Indebtedness” and Note 8 to our audited, consolidated financial statements.

Our consolidated net sales for the year ended on December 31, 2007 totaled Ps. 25,259 million, 99% of which were made in Mexico.  At the end of 2007, our total assets were Ps. 12,039 million and we had 21 distribution centers in Mexico.

Our operations are currently organized into four operative business divisions:  the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (84.2% of our total net sales in 2007); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.1% of our total net sales in 2007); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division,  which we refer to as the “HBCG/Other Products” business division (9.0% of our total net sales in 2007); and the Publications business division (3.7% of our consolidated net sales in 2007).

   Recent Developments

During 2008 we entered into new businesses and expanded our operations overseas.  In May 2008, and as part of our growth strategy, Grupo Casa Saba expanded into the Brazilian market. We acquired 100% of the shares of Drogasmil Medicamentos e Perfumeria, S.A, or Drogasmil, for a transaction price of approximately $185 million Brazilian reals. We financed a portion of the acquisition by obtaining a long-term ban for Ps. 640 million from a Mexican financial institution. Currently, Drogasmil operates pharmacies in the states of Rio de Janeiro, Sao Paulo and Paraná. In 2007, Drogasmil had sales of $270 million reals, which represents approximately 7% of our total 2007 net sales.

In addition, in April of 2008, we continued to open new lines of business, through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., a company which consists of two full-service clinics specializing in Orthopedics, Trauma, Sports Medicine, Nutrition, Otorhinolaryngology and Plastic Surgery for short-stay patients.  Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy.  Both clinics are located in Mexico City.  Over the course of the next several years, the Group is planning to invest in order to open new clinics and to increase the number of specialized medical services offered by such clinics.  With this acquisition, we are seeking to diversify and increase our participation in the health sector.

   Organizational Structure

Grupo Casa Saba is a holding company that has an ownership interest in the subsidiaries through which we operate.  Grupo Casa Saba and all of our significant subsidiaries listed below are organized under the laws of Mexico, except where otherwise indicated.

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2008:

		Economic Interest (Direct or indirect) (2)

Name of Subsidiary (1)		2006	2007
Casa Saba, S.A de C.V.(3)	(Casa Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)		99.9%
Centennial, S.A. de C.V. (8)	(Centennial)	99.9%	99.9%
Distribuidora Solis Garza, S.A. de C.V. (currently known as Daltem Provee Norte, S.A. de C.V.) (9)	(Distribuidora Solis)	99.9%	99.9%
Drogueros, S.A. de C.V. (10)	(Drogueros)	99.9%	99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V. (currently known as Farmacias Provee de Especialidades, S.A. de C.V) (11)	(Farmacias Solis)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (12)	(Mexatar)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V. (13)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (14)	(Servicios Corporativos Saba)	99.9%	99.9%
Other companies (real estate and service companies) (15)		99.9%	99.9%

Drogasmil Medicamentos e Perfumeria S.A. (16)	(Drogasmil)	-	-
Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. De C.V. (17)	(Sports Clinic)	-	-
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

(4)  Direct subsidiary that provides logistical and transportation services to Casa Saba, S.A de C.V.

(5)  Direct subsidiary through which we distribute publications.

(6) Direct subsidiary through which we deliver products to our distribution centers throughout Mexico.  We place centralized purchase orders for all of our distribution centers directly with suppliers, who deliver these centralized purchase orders to Transportes Marproa, S.A. de C.V., or Marproa.  Marproa then distributes customized orders to our distribution centers throughout Mexico.  Marproa also provides freight services to third parties at market rates.

(7)  Direct subsidiary through which we sell pharmaceutical products.

(8)  Indirect subsidiary through which we distribute general merchandise and other products.

(9)  Indirect subsidiary through which we distribute pharmaceutical products to private and government clients.

(10) Indirect subsidiary through which we distribute pharmaceutical products to private and government clients.

(11)  Indirect subsidiary through which we sell pharmaceutical products.

(12)  Indirect subsidiary through which we own Drogasmil Medicamentos e Perfumeria, S.A.

(13) Indirect subsidiary through which we lease real estate to our other subsidiaries.  Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V., an indirect subsidiary of Grupo Casa Saba.

(14)  Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A de C.V.

(15)  Real estate and Service companies.

(16) This entity was acquired in May of 2008; it is an entity organized under Brazilian laws. See “Item 4.  Information on the Company – Recent Developments”

(17) This entity, of which we own 50.1% of the shares, was acquired in April of 2008. See “Item 4.  Information on the Company – Recent Developments”

   Capital Expenditures

The table below sets forth our capital expenditures, investments and acquisitions for the years ended December 31, 2005, 2006 and 2007.  Our capital expenditure program is focused on new investments in vehicles for our distribution fleet, information technology and computer equipment.  For a discussion of how we funded our capital expenditures, investments and acquisitions in 2007, as well as a more detailed description of our capital expenditures, investments and acquisitions, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures.”

	Year ended December 31,
	2005	2006	2007
	(Millions of constant Pesos as of December 31, 2007)

Distribution fleet	Ps.49.5	Ps.48.1	Ps. 38.9
Technology and computer equipment	41.0	83.8	41.2
Acquisitions	4.4	0.0	0.0
Other general capital expenditures	0.4	34.1	39.8
Total capital expenditures	Ps.95.3	Ps.166.1	Ps. 119.9

In addition to the capital expenditures described in the table above, we incurred work-in-process related expenditures of approximately Ps. 44 million, primarily related to the construction of our new distribution center in Hermosillo, Sonora, as well as improvements to other storage facilities.  In 2008, we expect that our main capital expenditures will be related to IT investments and developments as well as the renewal of our distribution fleet.

By the end of 2007, we completed the implementation stage of two major IT projects with IBM and SAP focused on increasing our existing competitive advantages and improving the efficiency of our execution processes.  These projects included the installation of the first two modules of SAP’s supply chain management tool as well the installation of a state-of-the-art back up and disaster recuperation system.  In addition, we unified various database drivers into IBM’s DB2 platform, which we believe will help us simplify our operative processes.

As in prior years, we expect to fund the capital expenditures listed above with a combination of internally-generated funds and bank loans.  In the event that we require additional funds, we may access our short-term revolving credit facilities.

       Business Overview

Grupo Casa Saba was founded as a pharmacy in 1892 and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, publications, general merchandise and other products.  We distribute the majority of these products on a non-exclusive basis.  With 115 years of experience, we supply the majority of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

We currently distribute over 15,000 different products, including approximately:

●	4,800 pharmaceutical products;

●	5,000 health and beauty products;

●	700 general merchandise and other products, such as food and toiletries; and

●	4,700 publications.

We distribute these products throughout Mexico through our nationwide distribution network to clients in the following segments:

●	more than 13,900 pharmacies owned by private individuals;

●	approximately 5,700 privately-owned pharmacy chains and over 470 government pharmacies;

●	approximately 2,250 regional and national supermarkets;

●	approximately 250 racks and 200 nationwide agents;

●	over 70 department stores; and

●	approximately 450 major wholesalers and more than 3,500 convenience stores.

Our core business is the wholesale distribution of pharmaceutical products.  The following table shows our sales by business division, as a percentage of net sales for the last three years:

	Year Ended December 31,
	2005	2006	2007
Private Pharmaceuticals(1)	82.9%	83.8%	84.2%
Government Pharmaceuticals	3.7%	3.5%	3.1%
HBCG/Other Products	9.8%	9.1%	9.0%
Publications	3.6%	3.7%	3.7%
Total	100.0%	100.0%	100.0%
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

We purchase the products we distribute from a wide variety of suppliers, the majority of which are located in Mexico.  We place purchase orders on an ongoing basis, negotiating quantity and price periodically rather than committing to contractual terms.  By distributing pharmaceutical products, our role is generally not that of a “demand creator”, given that we do not advertise products, nor do we suggest or provide substitute products for those ordered.

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

As of December 31, 2007, we distributed products to our clients nationwide through a distribution network consisting of 21 active distribution centers.  Grupo Casa Saba’s warehouses have more than 100,000 square meters of warehouse space.  Using a fleet of over 900 vans, trucks and cars, we filled more than 5 million orders in 2007, averaging more than 400,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

       Business Strategy

Since the acquisition of our company in February 2000, we have been operating under the direction of our current management.  See “Item 4.  Information on the Company—History and Development of the Company.”  Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

●	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

●	Implementing IT solutions that will increase our operational efficiency;

●	Analyzing the efficiency of our existing distribution centers in order to reduce operating expenses;

●	Offering our clients both value-added and internet solutions for facilitating commercial decisions and promoting higher sales;

●	Providing training to our sales and operative forces so that they can respond more rapidly and effectively to our clients needs;

●	Strengthening existing business strategies;

●	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability;

●	Entering new businesses; and

●	Capitalizing on our favorable capital structure.

As a result of these measures, as of December 31, 2007, we:

●	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in Mexico;

●
Implemented state-of-the-art technology, including new back-up and disaster recuperation systems, as well as the first two modules of SAP, which we believe will enable us to ensure the security of our order processing system and improve our purchasing and inventory management practices;

●	Began construction on a new distribution center with advanced technology that we believe will enable us to offer a better level of service to our clients at a lower cost;

●	Offer value-added services to our clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients;

●	Invested in extensive employee training programs aimed at improving the quality of service that we offer to both our clients and our suppliers;

●	Opened five new points-of-sale within the Farmacias Provee de Especialidades, S.A. de C.V. network (f/k/a “Farmacias Solís”);

●	Expanded the number of Teavana tea lounges and stores in the metropolitan area of Mexico City under our exclusive franchise arrangement with this company;

●	Acquired “Farmacias ABC” and “Repartos a Domicilio,” both of which sell pharmaceutical products and are based in Guadalajara, Jalisco;

●	Maintained a sound financial structure, which enabled us to close out the year with a solid cash balance of Ps. 684 million;

●	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations; and

●	Continued operating under cost savings schemes.

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate is key to finding new ways to increase our sales and further develop our core pharmaceutical business.  Therefore, during 2007, we continued to focus our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements.  All of these efforts were accomplished under our minimum profitability parameters.  In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

Implementing IT solutions that will increase our operational efficiency

At Grupo Casa Saba we manage over 15,000 products, which requires a high level of efficiency and systematization in terms of order fulfillment and delivery.  To assure the optimal operation of its infrastructure, Grupo Casa Saba continuously renews its distribution fleet and invests in upgrading and the modernization of its logistics and information systems.

In March 2006, Grupo Casa Saba signed an alliance with IBM and SAP to upgrade its technology systems, thereby increasing its competitive advantages as well as the efficiency of its execution processes.  Grupo Casa Saba considers that the state-of-the-art technology systems that it will develop jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

By the end of 2007, we completed the implementation of these projects in a timely manner, including the installation of systems containing the latest in back-up procedures and disaster recuperation, the unification of various database drivers into IBM’s DB2 platform and, finally, the implementation of the first two modules of SAP’s supply chain management tool.

With this investment in technology, Grupo Casa Saba has obtained a system with state-of-the-art technology that is flexible, tolerant to failures and that includes up-to-date back-up procedures and disaster recovery.  We consider that these features will aid us by ensuring the continuous processing of client transactions nationwide, help us to improve purchasing and streamline inventory management procedures.

Analyzing the Efficiency of our Existing Distribution Centers in order to Reduce Operating Expenses

As part of our 2006 strategy, we began analyzing the geographic location and efficiency of our existing distribution center in order to identify facilities that were not operating at maximum efficiency levels  As a result of this evaluation, we determined that a new, more efficient distribution center in Hermosillo, Sonora will better enable us to meet our regional distribution needs.  Therefore, in 2007, we began construction on a new facility that will eventually replace the old installations.  The new center will have a larger storage capacity and semi-automatic product sorting capabilities, which will enable us to service the surrounding area more efficiently. We expect the facility to be operational in the second half of 2008.

Offering our Clients Value-Added and Internet Solutions to Facilitate Commercial Decision-Making and Promoting Higher Sales

In an increasingly competitive business environment, service is key.  Therefore, we do our best to go one step further to provide value added services to our clients.

In 2007, we continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, free e-mail, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our inventory, given that they can place and track their orders unlike other traditional distribution channels.  See “— Information Technology Systems” below in this item.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

In addition, we offer a series of value-added services that are intended to help promote sales within the pharmacy.  For example, we offer to assist our clients with the design and restructuring of their layouts in order to promote higher sales.  We also send out a monthly in-house publication known as “Farmaservicios”, primarily to our independent pharmacy clients.  This publication contains timely and targeted information of interest for pharmacy owners, managers and sales staff members as well as a section with health-related tips that they can use in answering customer inquiries.  Finally, during 2007, we offered several savings programs that guaranteed low prices on leading items.

Providing Training to our Sales and Operative Forces so that they can Respond More Rapidly and Effectively to our Clients’ Needs

In an effort to improve our client response time and our overall effectiveness in handling client requests, in 2007, we carried out an extensive employee training program.  The majority of training recipients were sales and operative staff members and the training consisted of video workshops, in-house and distance learning (virtual) courses and certification processes.  These employees were selected to receive training as they are largely responsible for interacting with our clients and, hence, our front line when it comes to client service.

Strengthening Existing Business Strategies

In 2006, we began distributing vaccines, primarily to private physicians and private clinics in Mexico City.  Due to an increase in the sales of our vaccine division, we determined that there was a need to build two new storage facilities, specific to this business area.  One of these units is located in Monterrey, Nuevo Leon while the other is in Chihuahua, Chihuahua.

As part of our business strategy from 2006, we acquired “Distribuidora Solis,” a specialized pharmaceutical products distributor located in northern Mexico.  At the time, this company also had a pharmacy chain consisting of 8 pharmacies.  During 2007, we continued to develop this division by opening five new points-of-sale, which contributed to an increase in our overall sales of specialized pharmaceutical products.

In the second half of 2006, we entered into an agreement with a tea shop and tea lounge franchise named Teavana, which grants us the exclusive rights for opening Teavana tea lounges and stores in Mexico.  In 2007, we obtained all of the necessary legal permits to move forward with the expansion of this franchise’s operations.  As of May 2008, we have opened four new stores in key areas within Mexico City.  In 2008, we expect to continue to position the brand as well as promote the tea lounge concept among Mexican consumers.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2007, we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if, upon occasion, this resulted in our company deciding not to make certain sales that did not meet our minimum profitability parameters.  Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as ongoing reengineering of routes and the optimization of distribution centers, among others.

New Businesses

During the fourth quarter of 2007 we acquired “Farmacias ABC,” a company based in Guadalajara with operations in the state of Jalisco.  The purchase price was approximately $69.9 million pesos. This company also had a home delivery division known as “Repartos a Domicilio”.

We have also begun operations in new regions in which our management believes there can be a potential for attractive growth and high profitability results.  In May 2008, Grupo Casa Saba acquired Drogasmil, a Brazilian pharmacy chain that currently operates in the states of Sao Paulo, Rio de Janeiro and Paraná.  As a result of this acquisition, the Group now has operations in South America.

In addition, in April of 2008, we continued to open new lines of business, through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., a company which consists of two full-service clinics specializing in Orthopedics, Trauma, Sports Medicine, Nutrition, Otorhinolaryngology and Plastic Surgery for short-stay patients.  With this acquisition, we are seeking to diversify and increase our participation in the health sector.

Capitalizing on our Favorable Capital Structure

Our healthy financial structure, which had been absolutely free of any cost-bearing liabilities since 2004 up to May of 2008 (when we acquired Drogasmil), and a growing cash flow generation, has enabled us to access market opportunities, improve our profitability levels and enhance the flexibility of our operations. Our capital structure has also allowed us to pay out a cash dividend during 2007 and for the fifth consecutive year.

As a result of the acquisition of Drogasmil in Brazil, we acquired long-term liabilities in the amount of Ps.640 million. See “Item 4. Information on the Company—Recent Developments”. Nonetheless, we intend to maintain a solid financial position and to capitalize on our ability to react quickly to market opportunities, as well as to support our growth strategy.

       Operations

Our operations are currently organized into four operating business divisions:  the Private Pharma business division, the Government Pharma business division, the HBCG/Other Products Division and the Publications business division.  Please see “Item 5.  Operating and Financial Review and Prospects—Results of Operations” and Note 14  of our financial statements, included elsewhere in this annual report, for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2007.

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

	Year Ended December 31,(1)
	2005	2006	2007

Sales in millions(2)	US$9,009.7	US$9,582.8	U.S.$10,283.5
Sales in millions of units(3)	992.9	983.6	986.5
Average unit price(3)	US$9.07	US$9.74	US$10.42

Growth in average unit price	14.2%	7.4%	6.9%
____________________
(1)  Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)  Revenues based on prices charged by wholesalers to retailers.

(3)  In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are:  the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  In 2003, the average price per unit increased 2.6% “in dollar terms” as compared to 2002, affected by the 5.7% devaluation of the Peso and the low GDP growth rate of 1.3% posted by the Mexican economy.  In 2004, the 12.9% growth in average unit price was largely due to the slight 0.8% appreciation of the Peso as compared to the U.S. Dollar as well as the 3.2% decrease in the number of units sold in the market.  During 2005, the increase of 14.2% in average unit price resulted from price increases in peso terms and the 4.7% appreciation of the peso against the U.S. Dollar.  In 2006, the average unit price increased by 7.4%, while the total number of units sold decreased by 0.9%.  In 2007, the average unit price increased 6.9% in dollar terms, primarily as a result of price increases and new product launches.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments in Mexico.”

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of over 13,900 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 7,950 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2005, 2006 and 2007, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for more than 54% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is quite high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We have sought to overcome these market constraints by maintaining a superior distribution network.  Through our 115 years of experience, we have developed a highly-sophisticated transportation and inventory logistics system, which enable us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

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

The government institutions that purchase products from us include:

●	ISSSTE – The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

●
PEMEX – The hospitals and pharmacies operated by Petróleos Mexicanos, the Mexican national oil company.  In 2003, sales in our Government Pharma Division decreased 29.2% with respect to 2002, mainly as a result of having a lower participation level in terms of our contracts with PEMEX.  Our lower participation in this sector is due to changes in the terms and conditions of the contracts, including changes in the type of products and prices included compared to previous years.  In 2004, we were able to increase our participation in various governmental institutions, including PEMEX.  As a result, Government Pharma sales increased 10.1%, and the contribution of this division to the Group’s total net sales reached 3.0%.  This trend continued during 2005, in that the annual sales for the division grew considerably, by 27.8%, as compared to the previous year.  During 2006, the annual sales for our government pharma division decreased by 3.95%, as a result of modifications made to PEMEX’s pharmaceutical products purchase scheme that made it less attractive for us to enter the bidding process. In 2007, our annual government pharma sales decreased by 7.7%, in part, due to an increase in the participation of  interchangeable generics in the government bidding process.  We cannot assure that we will participate in future PEMEX auction processes or that we will be awarded contracts with PEMEX similar to those we have had in previous years;

●	IMSS – The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies; and

●
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

       Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we broke out the divisions of General Merchandise and Other Products and Office Products.  In 2004, however, as part of a strategic business decision, the Group decided to unite all three divisions under the name of “Health, Beauty Aids, Consumer Goods, General Merchandise and Other or HBCG/Other Products.”  The decision was made due to the diminishing participation of the General Merchandise and Other products Group’s sales, which together accounted for less than 1% of the Group’s total net sales.

We distribute health and beauty aids (HBA), various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

●	Mexana talcum powders from Schering Plough (since 1999);

●	Coppertone suntan lotions (since 1999);

●	Brunswick Sea Food products (since 1994);

●	Lander lotions (since 2003);

●	Toblerone chocolates (since 2001);

●	Alo coffee (since 2005);

●	Lipovitan energizing beverage (since 2002);

●	The Sensual Tea (since 2004);

●	Pringles potato chips (since 2005); and

●	Mustela products (since 2007).

During 2007, we stopped distributing Canderel and Planet Pop products and we incorporated several additional brands into our product catalog, including Mustela, Costalitos trash bags, Wrigley’s gum and Metco natural sweetner.

As of the first quarter of 2008, we reinitiated the distribution of Plante Pop items and stopped distributing Pringles potato chips, Café Alo and the Toblerone line of chocolate products.  All three of these product lines were managed under an exclusive distribution agreement.

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

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico.  Prior to 2002, we referred to these products as non-perishable food/consumer products.  The general merchandise products that we distribute consist primarily of packaged and canned foods, candies, chocolates and freezer products.  The other products that we distribute consist of over-the-counter products, household cleansers and toiletries.  The general merchandise and other products that we distribute are mostly products sold on an exclusive basis in specified geographic areas pursuant to contractual arrangements.

Since August 2000, we have distributed office and electronic products from Casio including:  keyboards, calculators, audio and television equipment and related accessories through Mexatar.  We acquired Mexatar in December 1998.  As part of our business strategy, the distribution of electronic products would continue only until our existing inventory of such products lasts.  Currently, we no longer have these products in stock and, therefore, have discontinued their distribution.  There can be no assurance that we will enter into a distribution agreement with Casio or any other supplier of similar products or, if we do, that the terms will be favorable for us.

       Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which is one of the leading distributors of weekly magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City.  In 2002, we co-published children’s books with approximately 23 international publishers.  However, due to our restructuring process, Citem did not enter into any co-publishing agreement during 2005, 2006, nor 2007.  There can be no assurance that we will enter into new co-publishing agreements in the future.

We believe that Citem is one of the leading magazine distributors in Mexico, selling primarily through approximately 200 nationwide agents and four firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products through other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores.  In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 250 stores across Mexico, all of which duly organized.  Citem also distributes products to 15 export clients, consisting mainly of magazine wholesalers in North, Central and South America.

Revenues from publication sales to export clients in the United States, Central America, South America and the Caribbean accounted for approximately 68%, 5%, 17% and 10% of our total publication export sales in 2003, respectively.  By the end of 2004, publication exports to the United States accounted for 62% of our annual publication export sales while Central America represented 13%, South America represented 22% and the Caribbean represented 3%.  During 2005, publication exports to the United States accounted for 62.6% of our annual publication export sales, while Central America represented 10.4%, South America represented 24.0% and the Caribbean represented 3.0%.  In 2006, publication exports to the United States accounted for 43.3% of our annual publication export sales while Central America, South America and the Caribbean accounted together for 56.8%.  As of December 31, 2007, 59% of Citem’s export sales went to the United States while 28% were distributed in South America.  Citem’s export sales to Central America were 9% and the Caribbean received the remaining 3%.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This process involved changes in its product catalog, client base, personnel and distribution units and methods, among other changes.  As a result, several magazines and books were eliminated from its supplier base, causing a decrease in Citem’s sales of 8.5% compared to sales in 2001.  The restructuring process continued during 2003 and, therefore, sales in the year decreased by 12.9%.  However, in the last quarter of 2003 the restructuring processes started to show positive results; Citem’s sales increased 11.6%.  This increase was a result of Citem’s new client and products, in that the inclusion of new titles improved the division’s sales and operating results.  During 2004, due to above-mentioned restructuring, Citem’s sales rose by 6.2% as a result of having a more solid editorial base which included highly-demanded magazine titles.  In 2005, Citem’s sales rose 7.8% as a result of a solid market positioning, penetration into new markets, a substantial editor base and the inclusion of new titles.  During 2006, Citem’s sales grew 5.3% based on higher sales of political and sports magazines.  Annual publications sales for the year 2007 rose 2.8%, primarily as a result of the addition of new entertainment and fashion magazines.

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

Marproa is a common carrier that also provides freight services to third parties at market rates.  From Marproa, we make deliveries several times a week to each of our distribution centers.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 160 laboratories and manufacturers.  Most of these suppliers are located in Mexico City and its surrounding areas.  Purchases are made through purchase orders from time to time, on an as-needed basis.  More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies.  Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases.  Companies such as Sanofi-Aventis, Pfizer, Roche, Bayer, Glaxosmithkline and Novartis are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers located primarily in Mexico City.  We purchased our catalog of over 700 general merchandise and other products from a wide range of suppliers including, Coppertone, Toblerone, Brunswick and Pringles.  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.  In the past, we purchased office products and electronic products from Casio, pursuant to a distribution agreement, including keyboards, calculators, audio and television equipment and related accessories, through our subsidiary Mexatar.  In line with our business strategy to focus on profitability, we determined that we would distribute keyboards and some electronics products, such as watches, only until we exhausted our existing inventory.  Currently, we no longer have these items in stock and, therefore, we are no longer distributing these products.  There can be no assurance that we will enter into a different distribution agreement with Casio or any other supplier, or that, if we do, that it will be under favorable terms for us.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.  In 2003, while going through an administrative and operative restructuring as described above, Citem distributed over 6,200 publications purchased from over 280 publishers.  In 2004, Citem distributed over 5,900 publications, purchased from over 290 publishers, and during 2005, the Company distributed over 5,400 publications from 280 publishers.  In 2006, Citem continued operating with a solid editorial base consisting of more than 240 publishers that allowed the company to sell more than 4,800 publications.  For the year 2007, Citem worked with more than 250 publishers and distributed more than 4,700 of their publications.  Currently, Citem is distributing only publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were incorporated into or eliminated from Citem’s product catalog.

       Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2005, 2006 and 2007, Grupo Casa Saba and Nadro together accounted for over 54% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor.  Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

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

Publications

In Mexico, where the majority of Citem’s sales are made, our principal competitors in our publications product line include:

●	Intermex, a company owned by Televisa, which primarily distributes its own publications;

●	Codyplirsa, which primarily distributes popular magazines nationwide; and

●	DIMSA, which distributes primarily English-language publications.

       Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was 68 days in 2005, 68 days in 2006 and 68 days in 2007.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various market sectors.

Credit terms	Days
Pharmacies	39
Supermarkets and local wholesalers	35
Government	45
Publications to wholesalers	45
Publications to retailers (1)	45
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

In March 2006, Grupo Casa Saba signed an agreement with IBM and SAP through which it is updating its IT platform, thereby increasing its competitiveness as well as the efficiency of its execution processes.  Grupo Casa Saba considers that the state-of-the-art technology systems that it is developing jointly with IBM and SAP will allow the Company to offer the best product distribution to its clients and suppliers nationwide.

By the end of 2007, the Group had completed the implementation of these projects which included the installation of systems containing the latest in back-up procedures and disaster recuperation, the unification of various database drivers into IBM’s DB2 platform and, finally, the implementation of the first two modules of SAP’s supply chain management tool.

With this investment in technology, Grupo Casa Saba has obtained a system with state-of-the-art technology that is flexible, tolerant to failures and that includes the latest in back-up procedures and disaster recovery.  We consider that all of these features will ensure the continuous processing of client transactions nationwide, help us to improve purchasing and streamline inventory management procedures.

Retail Order Computers

A substantial part of our sales representatives use portable hand-held computer terminals to take and process orders.  These orders are transmitted via telephone lines to a central computer at each distribution center.  The orders are then printed and separated by route and filled according to a departure schedule.  We continually upgrade our systems to increase the effectiveness of our order system, install individual workstations in a greater number of locations, and track customer and supplier orders in the system’s network and ensure the accurate fulfillment of those orders.

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com.  Pharmacies that use our system are automatically linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  The www.farmaservicios.pdv application can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.  We charge an annual license fee for this software.  Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies.  As of December 31, 2007, we had more than 3,400 registered users, 21% more than we did at the end of 2006.

Automatic Picking Technology

We were the first Mexican wholesaler to install automated pickers in our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  As of December 31, 2007, 6 of our 21 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining 15 manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

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

Back-Office and Accounting Services

In 2000, we finished transferring all of our back-office information systems over to a multidimensional database that operates using a software program called BaaN.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information.  During 2007, we continued to update all of our back-office information systems in order to improve our internal as well as our administrative reporting processes.

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

       Property, Plant and Equipment

As of May 31, 2008, our principal properties consisted of 21 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 28 other properties, which are not currently in use.  The majority of our fixed assets is wholly owned and free of any major liens or encumbrances.  We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of May 31, 2008, we have distribution centers that represent more than 100,000 square meters of warehouse space.  From these centers, we filled more than 5 million orders in 2007, averaging more than 400,000 orders per month.  All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers and their locations, as of May 31, 2008:

	Distribution Center Name	Location (City, State)
1.	Taxqueña	Mexico City, Distrito Federal
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Peninsular	Mérida, Yucatán
13.	Citem	Tlalnepantla, Mexico
14.	Reynosa	Reynosa, Tamaulipas
15.	Tampico	Tampico, Tamaulipas
16.	Tijuana	Tijuana, Baja California
17.	Tláhuac	Mexico City, Distrito Federal
18.	Tuxtla	Tuxtla Gutiérrez, Chiapas
19.	Vallejo	Mexico City, Distrito Federal
20.	Veracruz	Veracruz, Veracruz
21.	Daltem Norte	Monterrey, Nuevo Leon

In 2007, and as part of our strategy to optimize our efficiency, we began construction on a new distribution center in Hermosillo, Sonora that will replace the existing facility.  The new center will have a larger storage capacity as well as semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this annual report.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 18 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP, and describes the differences in presentation between the statement of changes in the financial position under Mexican FRS and the requirements under U.S. GAAP for a statement of cash flows.  Note 18 also provides a description of our profit sharing and income tax obligations.  Note 19 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP for net income and total stockholders’ equity.

Mexican FRS requires that our audited consolidated financial statements recognize certain effects of inflation.  In accordance with Mexican FRS, except as otherwise indicated, financial data for all periods presented in our audited consolidated financial statements in this annual report have been restated in constant Pesos as of December 31, 2007.

       Overview

At Grupo Casa Saba, we are keenly aware of the important role that we play in the distribution chain, serving as the link between clients and providers in order to successfully deliver pharmaceutical and consumer products to the thousands of points-of-sale that we visit each day. Our goal is to continue working to make our operations more efficient and we understand that this depends on the support that we receive from our staff members as well as our shareholders. With this in mind, during fiscal year 2007, we made great efforts to strengthen our relations with all of these actors.

In 2007, Grupo Casa Saba carried out several strategic IT projects, which were focused on increasing our existing competitive advantages and making us more efficient. One of these projects was an investment in state-of-the-art systems that included the latest in back-up procedures and disaster recuperation, both critical in ensuring that the thousands of transactions that we process every day are transmitted without interruption. In addition, we unified various database drivers into IBM’s DB2 platform, which will help us simplify our operative processes. By the end of 2007, we completed both of these projects and implemented the first two modules of SAP’s supply chain management tool, which will enable us to improve purchasing and streamline inventory management procedures. Together, these systems will allow us to distribute our products more effectively, to the benefit of our clients and providers, as well as the millions of Mexican families that consume the items we deliver.

In terms of our distribution centers, we made significant investments in the city of Hermosillo, Sonora, where we are building a new facility.  This center will replace the one that is currently operating in this city and will have a larger storage capacity and semi-automatic sorting capabilities.

In an increasingly competitive business environment, client service is key.  Therefore, we continue to offer a series of value added services, such as targeted publications and special savings programs. In addition, all of our clients have access to our on-line purchasing portal, “farmaservicios.com”, a dynamic tool that facilitates purchasing.

We believe that providing high levels of services depends largely on having a well trained and motivated staff. At Grupo Casa Saba, we recognize that our people are one of our greatest assets and we are committed to furthering their professional development. Therefore, in 2007, we carried out an extensive training program in order to improve the quality of the service that we offer to our clients and suppliers.

In terms of our financial results for the year, our Private Pharma division, which represented 84.20% of our total sales, grew 3.72% to reach $21,270 million pesos.  In addition, our total sales rose 3.16%.  Gross income was $2,484 million pesos, which resulted in a gross margin of 9.83%, 5 basis points less than in 2006.  This was principally due to the consolidation of the sector.  Nevertheless, our ongoing efforts to reduce costs have enabled us to successfully confront the challenges presented by the business environment.

Despite the sector’s consolidation, the year ended December 31, 2007 was an extremely gratifying one for us in the financial markets, our share price rose 54.3% in the Mexican Stock Exchange and 51.9% on the NYSE.  Also, during 2007 Grupo Casa Saba rewarded its shareholders with a cash dividend of $170 million pesos, or $.6405 per share, an amount that was 13.3% higher than the dividend paid last year.

At Grupo Casa Saba, we are committed to continuing to lead the way in the sector. By investing in technology and training for our people, we consolidated our position within the sector and, once again, positioned the Group at the forefront in terms of service and technology.

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

Economic Situation

In 2005, the economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the country’s GDP for the year grew by 3.0%, annual inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%.  During 2006, the country’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices.  Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%.  During 2007, the economy proved resilient in the face of a downturn in the US economy.  GDP growth was 3.3%, inflation reached 3.8% and the interest rate on 28-day CETES averaged 7.2%.

For each of the years ended on December 31, 2005, 2006 and 2007, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated debt and do not expect to incur any U.S. Dollar-denominated debt in the near term in connection with our current business plan, we may need to do so in the future.  Substantially all of our revenues are and will continue to be Peso-denominated.  As a result, should we incur any substantial U.S. Dollar-denominated debt, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses.  In 2007, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 1.0% against the U.S. Dollar.  During the first quarter of 2008, the Peso appreciated by approximately 2.5% against the U.S. Dollar.  Any future depreciation of the Peso will likely result in price increases from our suppliers, which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

As a result of our recent acquisition in Brazil, we now face currency exchange risk versus the Real, the official currency of Brazil. As a result of this purchase, we acquired certain Real- denominated liabilities for which we would be adversely affected in the event that the Real appreciated against the Peso. Nonetheless, the asset accounts and future revenues would have the opposite effect under such a scenario. In the event that the Real depreciates against the Peso, the opposite would hold true. We do not consider that our Brazilian operations are currently representative enough to imply a material risk in this respect; however, we cannot assure you that fluctuations in the Real will not adversely affect our financial results in the future.

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

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 3.3%, 4.1% and 3.8% for 2005, 2006 and 2007, respectively.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our prices and our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 9.1%, 7.2% and 7.2% for 2005, 2006 and 2007, respectively.  In the first quarter of 2008, the 28-day Mexican CETES averaged 7.4%.  Accordingly, if we need to incur Peso-denominated debt in the future, it will most likely be at higher interest rates than in the United States.

       Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2005	2006	2007
Total Private Pharmaceuticals Market:
Real Unit Price Increases	6.2%	5.2%	3.4%
Growth in Units	2.1%	-0.9%	0.3%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	7.4%	11.4%	2.8%
Growth in Units	-5.0%	-5.9%	1.5%

Market Share of Grupo Casa Saba(1):	24.0%	23.1%	24.7%
Inflation(2)	3.3%	4.1%	3.8%
_____________________
(1)  Based on information from IMS Health, A.G. and Grupo Casa Saba’s own estimates.  This market share does not include purchases made by government institutions and sales in the private pharmaceutical market from similares, generics and impulso.  Also includes an IMS estimate of sales through non-wholesalers.

(2)  Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry”.

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated.  This financial data is restated in constant Pesos as of December 31, 2007.

	Year Ended December 31,
	2005	2006	2007
	(Millions of constant Pesos as of December 31, 2007)
Pharmaceuticals:
Private sector	Ps.19,565.3	Ps.20,506.3	Ps.21,269.6
% Growth	2.1%	4.8%	3.7%
Government	880.3	845.5	780.5
% Growth	27.8%	-4.0%	-7.7%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,312.6	2,231.3	2,281.0
% Growth	0.9%	-3.5%	2.2%
Publications	857.8	903.5	928.6
% Growth	7.8%	5.3%	2.8%
Total	Ps.23,616.0	Ps.24,486.5	Ps. 25,259.7
Total % Growth	2.9%	3.7%	3.2%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2005	2006	2007
Pharmaceuticals:
Private	82.9%	83.8%	84.2%
Government	3.7%	3.5%	3.1%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	9.8%	9.1%	9.0%
Publications	3.6%	3.7%	3.7%
	100.0%	100.0%	100.0%
Cost of Sales	89.7%	90.1%	90.2%
Gross Profit	10.3%	9.9%	9.8%
Operating expenses:
Selling expenses	2.5%	2.2%	2.4%
Administrative expenses	3.7%	3.3%	3.3%
	6.2%	5.5%	5.6%
Operating income	4.1%	4.3%	4.2%
Comprehensive cost of financing, net	0.0%	0.0%	0.1%
Other income	(0.2%)	0.2%	0.2%
Income tax and employee profit sharing	0.9%	1.0%	0.7%
Net income	3.3%	3.7%	3.6%
	100.0%	100.0%	100.0%

For a more detailed description of each of our divisions, see “Item 4.  Information on the Company—Operations.”

       Results of Operations

In accordance with Mexican FRS, Peso amounts presented below for 2005, 2006 and 2007 are reflected in constant Pesos as of December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total Net Sales.  Grupo Casa Saba’s total net sales amounted to Ps. 25,259 million for the year ended December 31, 2007, an increase of 3.16% as compared to the same period for 2006. This increase was primarily due to the continued growth of our most important division, Private Pharma, which increased 3.72%.

Sales by Division:

Net Private Pharma Sales.  Net sales from our Private Pharma business division increased 3.72%, to Ps. 21,270 million.  Sales for this division were primarily driven by the sector’s growth as well as by our commercial strategies.  Our Private Pharma business division continued to be Grupo Casa Saba’s most important division, accounting for 84.20% of the Group’s total net sales, 45 basis points higher than in 2006.

Net Government Pharma Sales.  Net sales from our Government Pharma business division decreased 7.69% due, in part, to a higher level of participation of interchangeable generic medicines in the total value of government tenders carried out during the year, which resulted in lower sales to PEMEX and other government entities.  As a result, this division’s sales generated 3.09% of the Group’s total net sales in 2007, slightly lower than the 3.45% that it registered in 2006.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales.  Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division increased 2.23% and represented 9.03% of our total net sales in 2007.  This percentage was slightly lower (8 basis points) than it was during the previous year.

Net Publications Sales.  Net sales from our Publications business division increased 2.79% for the year ended December 31, 2007 and accounted for 3.68% of our total net sales for the year ended December 31, 2007.  This sales increase was primarily due to the inclusion of new magazine titles related to the entertainment and fashion industries.

Gross Profit.  Cost of sales for the year ended December 31, 2007 amounted to Ps. 22,775 million, 3.21% higher than the same period in 2006.  As a result of the high level of competition within the sector, Grupo Casa Saba’s gross margin decreased by 5 basis points, from 9.88% in 2006 to 9.83% in 2007.  The Company’s gross profit totaled Ps. 2,484 million for the year ended December 31, 2007, an increase of 2.65% as compared to the same period in 2006.

Operating Expenses.  Grupo Casa Saba continues to exert strict control over its costs and expenses, which has enabled us to successfully confront the challenges presented by the business environment.  Operating expenses amounted to Ps. 1,424 million for the year ended December 31, 2007, an increase of 4.31% as compared to the year ended December 31, 2006.

Operating Income.  Operating income for the year ended December 31, 2007 was Ps. 1,059 million, an increase of 0.50% as compared to the year ended December 31, 2006.  This was due to the pressure that we confronted, in terms of our commercial margins, in the main markets where we operate. As a result, the operating margin for the year ended December 31, 2007 was 4.19%, a decline of 11 basis points as compared to the year ended December 31, 2006.

Comprehensive Financing Cost, Net.  Pursuant to Mexican FRS, we report four items within this line item:  interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.

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

Our comprehensive financing cost, net for the year ended December 31, 2007 was Ps. 18 million, compared to the income of Ps. 4 million obtained in this line item for the year ended December 31, 2006.  This was primarily due to the fact that the Company received less interest income during the year ended December 31, 2007.

Income Taxes, Asset Tax and Employee’s Statutory Profit Sharing.  Provisions for taxes and employees’ statutory profit-sharing (Participación de los Trabajadores en la Utilidad, or “PTU”) for the year ended December 31, 2007 amounted to Ps. 190 million, an increase of 22% from Ps. 243 million for the same period in 2006.  The decrease was mainly the result of higher provision for income taxes.  Income tax for the year ended December 31, 2007 was Ps. 370 million, which added to a recovery of asset tax paid in prior years of Ps. (56) million and a deferred income tax of Ps. (126) million resulted in provisions for taxes in an amount of Ps. 188 million compared to Ps. 238 million for the same period in 2006.  Employee profit-sharing for the year ended December 31, 2007 decreased to Ps. 2 million from Ps. 4 million for the same period in 2006, and deferred employee profit-sharing did not take place for the year ended December 31, 2007, compared with a gain of Ps. 1 million for the same period in 2006.

Net Income.  The Group’s net income for the year ended December 31, 2007 amounted to Ps. 905 million, a decrease of 1.25% as compared to the year ended December 31, 2006.  Net profit as a percentage of sales, or net margin, for the year ended December 31, 2007 was 3.74%, 16 basis points lower than the 3.58% margin for the same period in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total Net Sales.  Net sales increased by 3.7% to Ps. 24,486 million for the year ended December 31, 2006 as compared to the same period for 2005.  This increase was mainly due to the solid growth of the private pharmaceutical market in Mexico, the Group’s market presence and operating performance and increases in sales by our Private Pharma and Publications business divisions, which was partially offset by decreases in sales by our Government Pharma and Health, Beauty, Consumer Goods, General Merchandise and Other Products business divisions.

Sales by Division:

Net Private Pharma Sales.  Net sales from our Private Pharma business division increased by 4.8%, from Ps. 19,565 million for the year ended December 31, 2005 to Ps. 20,506 million for the year ended December 31, 2006.  Sales were boosted both by the growth in value terms of the private pharmaceutical market and Grupo Casa Saba’s competitive positioning in it.

Our Private Pharma division continued to be the Group’s most important, increasing its percentage of total net sales from 82.85% for the year ended December 31, 2005 to 83.75% for the year ended December 31, 2006.

Net Government Pharma Sales.  Net sales from our Government Pharma business division decreased by 3.95% compared to Ps. 880 million for the year ended December 31, 2005, totaling Ps. 845 million for the same period in 2006.  This decrease resulted primarily from lower sales to PEMEX, which modified its acquisition scheme for pharmaceutical products.  As a result of this decrease, net sales in our Government Pharma business division for the year ended December 31, 2006 represented 3.45% of total net sales, compared to 3.73% for the same period in 2005.  Since sales to PEMEX and other government institutions depend on bidding processes, there can be no assurance that we will be awarded similar contracts in the future.  See “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry—Industry Prices.”

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales.  Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other Products business division decreased by 3.5%, to Ps. 2,231 for the year ended December 31, 2006 compared to Ps. 2,312 million for the same period in 2005.  The lower sales in this division reflect the decision by some of the Group’s clients to no longer acquire these types of products through Grupo Casa Saba.

As a result of the decrease in sales posted by this division, its percentage to total net sales decreased from 9.8% for the year ended December 31, 2005, to 9.11% for the year ended December 31, 2006.

       Net Publications Sales.  Net sales in our Publications business division increased by 5.33% to Ps. 903 million for the year ended December 31, 2006 from Ps. 857 million for the year ended December 31, 2005.  The growth was fueled by an increase in the consumption of sports magazines, albums and posters related with the World Soccer Championship in Germany and election-year political publications, as well as a strategy focused on distribution according to type of client.

Consequently, net sales from our Publications as a percentage of total sales rose, from 3.6% for the year ended December 31, 2005 to 3.7% for the year ended December 31, 2006.

Gross Profit.  Cost of sales for the year ended December 31, 2006 amounted to Ps. 22,066 million, an increase of 4.19% over the year ended December 31, 2005.  Given the competitive market conditions, greater client discounts were granted, reducing our gross margin by 44 basis points, which went from 10.32% in 2005 to 9.88% in 2006.  Gross profit amounted to Ps. 2,419 million for the year ended December 31, 2006, down by 0.69% from Ps. 2,436 million for the same period in 2005.

Operating Expenses.  Grupo Casa Saba maintained strict cost and expense controls in 2006, and implemented programs to increase the efficiency of its warehouses, distribution routes, personnel, and general operations.  This generated a 7.10% drop in operating expenses, which amounted to Ps. 1,365 million for the year ended December 31, 2006 from Ps. 1,470 million for the same period in 2005.  Combined with the increase in sales, this lowered the ratio expenses-to-sales ratio from 6.23% for the year ended December 31, 2005 to 5.58% for the year ended December 31, 2006.

Operating Income.  Operating income for the year ended December 31, 2006 was Ps. 1,054 million, an increase of 9.06% from Ps. 966 million for the same period in 2005.  The increase was primarily the result of higher sales and lower operating expenses.  Our operating margin for the year ended December 31, 2006 was 4.3%, up 21 basis points from 4.1% for the same period in 2005.

Comprehensive Cost of Financing, Net.  Our comprehensive financing cost, net for the year ended December 31, 2006 registered a gain of Ps. 4 million, due primarily to increased interest income, lower interest expense and an exchange gain of Ps. 2 million obtained during the year ended 2006.

Income Taxes, Asset Tax and Employee’s Statutory Profit Sharing.  Provisions for taxes and employees’ statutory profit-sharing (Participación de los Trabajadores en la Utilidad, or “PTU”) for the year ended December 31, 2006 amounted to Ps. 243 million, an increase of 8.75% from Ps. 223 million for the same period in 2005.  The increase was mainly the result of higher provision for income taxes.  Income tax for the year ended December 31, 2006 was Ps. 367 million, which added to a recovery of asset tax paid in prior years of Ps. (61) million and a deferred income tax of Ps. (67.) million resulted in provisions for taxes in an amount of Ps. 238 million compared to Ps. 224 million for the same period in 2005.  Employee profit-sharing for the year ended December 31, 2006 decreased to Ps. 4 million from Ps. 5 million for the same period in 2005, and deferred employee profit-sharing resulted in a cost of approximately Ps. 1 million for the year ended December 31, 2006 compared with a gain of Ps. 5 million for the same period in 2005.

Net Income.  Net income for the year ended December 31, 2006 was Ps. 917 million, an increase of 16.6% from the Ps. 786 million registered for the year ended December 31, 2005.  Net profit as a percentage of sales, or net margin, for the year ended December 31, 2006 was 3.7%, 41 basis points higher than the margin for the same period in 2005.

       Aggregate Contractual Obligations

Below is a table containing a description of Casa Saba’s aggregate contractual obligations as of December 31, 2007.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period

	Total		Less than 1 year		1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)		–		–	–	–		–
Capital Lease Obligations (2)	Ps.	5,248	Ps.	5,248	–	–		–
Operating Leases (3)		–		–	–	–		–
Purchase Obligations (4)		–		–	–	–		–
Other Long-Term Liabilities reflected on our Balance Sheet Under Mexican FRS (5)	Ps.	594,046		–	–	–	Ps.	594,046
Total	Ps.	599,294	Ps.	5,248	–	–	Ps.	594,046
_________________
(1)  Current Maturities of Long-Term Debt (see Note 8 to our audited consolidated financial statements).

(2)  Includes leasing obligations for Information Technology equipment and transport equipment from Atención Corporativa de México, S.A. de C.V.

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

In accordance with Bulletin C-2 “Financial Instruments” issued by the Mexican Institute of Public Accountants, or MIPA, Casa Saba’s financial instruments are comprised mainly of cash and cash equivalents, accounts receivable and payable not related to its commercial activities, bank loans, and long-term debt.  We are not party to any derivative or other similar instruments at this time.  As of December 31, 2005, 2006 and 2007, the carrying value of financial instruments shown in the balance sheet approximates their fair value due to their short-term nature.

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

(c) Property and equipment

Our balance sheet reflects amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout Mexico.  Many of these assets have resulted from past acquisitions, which have required us to report these assets at their market value at the dates of acquisition.  Subsequently, we restate the value of long-lived assets by applying the “adjustments due to changes in the general price level method” by using the NCPI to value those assets, as permitted by Mexican FRS.  We believe this method more accurately presents the fair value of the assets.

As we discuss in Note 3(g) to our audited consolidated financial statements, we periodically assess the recoverability of the restated value of our long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary indicate that the carrying value of those assets may not be recovered.  This determination requires substantial judgment.  The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof which considers net present value of cash flows estimated to be generated by those assets.  The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless the indications mentioned are of a temporary nature. Mexican FRS contemplates the reversal of the recognition of impairment.  Property and equipment to be disposed of are recorded as the lower of the carrying value and the fair market value thereof, less sale related costs.  Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable.  This determination is subjective and is an integral part of the determination of whether an impairment has occurred.  Property and equipment are depreciated on the restated value thereof, by using the straight-line method and by considering the estimated remaining useful lives of fixed assets.  The estimated useful lives represent the period we expect the fixed assets to remain in service and to generate revenues by considering their operation conditions.

At 2006 and 2007 fiscal year end, the Group’s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment. Accordingly, fair value of property and equipment was equivalent to or greater than the carrying value thereof at that date.

While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations.  Our evaluations throughout the year and up to the date of this annual report did not lead to any impairment of long-lived assets.  We can give no assurance that our expectations will not change as a result of new information or developments.

The provisions of Mexican FRS (Bulletin C-15 Impairment of the value of long-lived assets and their related disposal) are virtually identical to SFAS 144, “Accounting for the impairment or disposal of long-lived assets” adopted by us on January 1, 2002 under U.S. GAAP.

(d) Intangible assets and goodwill

Intangible assets refer to costs incurred and/or rights or privileges acquired that generate future specific economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed when incurred; (iii) intangible assets acquired through a business combination are accounted for at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. If there is no observable market for those assets their value is reduced to the amount of goodwill or to zero. The Group’s goodwill arises from business combinations through acquiring shares of capital stock of subsidiary companies at a price above or below the fair value of the net assets acquired at the acquisition date.

Intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method. Intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph (c) above. Negative goodwill (excess of fair value of the net asset acquired over acquisition cost thereof) is recorded in income as a non-ordinary gain at the acquisition date.

At 2006 and 2007 fiscal year end, the Group completed the fair value based impairment test on its goodwill. As a result, the Group determined there was no impact of impairment that should be recorded.

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

(e) Labor obligations

The Group recognizes the labor obligations for retirement pensions and seniority premiums for all their employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. These labor obligations are derived from defined benefit plans. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits are granted in the event of dismissal, in accordance with certain formula referred in plan.

The determination of our obligations and the net periodic cost is dependent on our selection of certain assumptions used by independent actuaries in calculating such amounts.  Projected benefit obligations, unamortized items and the net periodic cost applicable to labor obligations are determined by using the “projected unit credit method.” We evaluate our assumptions at least annually.  We describe our labor obligations in Note 3(j) to our audited consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs.  The Group has created a fund placed in an irrevocable trust in a financial institution to meet the labor obligations derived from defined benefits.  Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

In accordance with Mexican FRS, actual results that differ from our assumptions. Actuarial gains or losses are accumulated and amortized over future periods by considering probable labor lives of our employees and, therefore, generally affect our recognized expenses and recorded obligations in such future periods.  While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our retirement pensions, seniority premiums and certain severance benefits to employees.

(f)	Income Tax, Corporate Flat Tax (IETU-Spanish acronym), and employee profit sharing

As discussed in Note 12 f) to our financial statements, the IETU Law went into effect on January 1, 2008.  As a result of the transition, the Company and its subsidiaries performed a projection based on reasonable assumptions to identify the expected trend of tax on earnings (income tax or IETU) that will be due in the next three years, in accordance with the financial reporting standard interpretation IFRS-8 (Note 16 iii to our financial statements).  Accordingly, the Company and its subsidiaries determined that income tax will be paid normally in future years. Management restates this estimate periodically.

The deferred income tax effect is determined by applying the “asset and liability method” in accordance with Mexican FRS which is virtually identical to U.S. GAAP.  Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances.  The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards.  In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied.  The deferred income tax liability and/or asset are classified as a noncurrent item.  The deferred employee profit sharing effect is determined under the same method.

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

As discussed in Note 12 f) to our financial statements, the IETU Law went into effect on January 1, 2008.  As a result of the transition, the Company and its subsidiaries performed a projection based on reasonable assumptions to identify the expected trend of tax on earnings (income tax or IETU) that will be due in the next three years, in accordance with the financial reporting standard interpretation IFRS-8 (Note 16 iii to our financial statements).  Accordingly, the Company and its subsidiaries determined that income tax will be paid normally in future years. Management restates this estimate periodically.

The deferred income tax effect is determined by applying the “asset and liability method” in accordance with Mexican FRS which is virtually identical to U.S. GAAP.  Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances.  The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards.  In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied.  The deferred income tax liability and/or asset are classified as a noncurrent item.  The deferred employee profit sharing effect is determined under the same method.

In the event that it is likely that a portion or the entire deferred income tax/employee profit sharing asset may not be realized, the Group periodically performs the valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded.  Any reduction in the deferred income tax/employee profit sharing asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item.  As of December 31, 2006 and 2007, the Group determined that there was no valuation allowance to be recognized.

The Group prepares its income tax return and asset tax return on a consolidated basis.

(h) Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in Note 15 to our consolidated financial statements.  Due to their nature, such tax and legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.  Management periodically assesses the probability of loss for such contingencies and accounts for a liability and/or discloses the relevant circumstances, as appropriate.  If the potential loss from any claim or tax and legal proceedings are considered probable and the amount can be reasonably estimated, we account for a liability for the estimated loss.

       Indebtedness

As of December 31, 2007 we did not have any cost-bearing liabilities.  As of June 15, 2008, we had arranged for short-term loan revolving credit lines for a total aggregate principal amount of Ps. 1,280 million with the following banks:  Scotiabank-Inverlat, Santander-Serfin and Banamex.  These facilities may each be accessed depending on our cash flow requirements.  Grupo Casa Saba did not provide specific warranties for these facilities.  The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México, S.A. plus a maximum of approximately 3 percentage points.  The basis points which will be added to TIIE depend on negotiations and prevailing market conditions.  As of this date, we have long-term cost-bearing liabilities in the amount of Ps. 640 million, which were incurred in connection with our acquisition of Drogasmil.

       Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans.  We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations.  If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1,280 million.  Net working capital (current assets minus current liabilities) as of December 31, 2007 was Ps. 5,120.3 million compared to Ps. 4,846.4 million as of December 31, 2006.

Our cash flows are subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate  inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end.  After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days.  Our inventories, net as of December 31, 2007, were Ps. 4,872.7 million or 22.8% higher than the Ps. 3,966.9 million they amounted to on December 31, 2006.  As of December 31, 2007, our inventory days were 77.0 days, 12.3 days higher than the 64.7 days registered for the year ended December 31, 2006.  As of December 31, 2006, our inventory days were 64.7 days, 1.2 days lower than the 65.9 days registered for the year ended December 31, 2005.  Accounts Receivable for the year ended December 31, 2007 registered 68.4 days while accounts payable accounted for 81.8 days for the same period.  Accounts Receivable for the year ended December 31, 2006 registered 67.6 days while accounts payable were 67.5 days for the same period.  For the year ended December 31, 2005, inventory days were 65.9, account receivable days reached 68.5 and accounts payable days were at 74.0.

Accounts Receivable

As of December 31, 2007, due to higher sales, a different sales mix, a highly competitive environment and commercial negotiations with clients, accounts receivable net increased to Ps. 4,796.3 million or 4.3% compared to Ps. 4,600.4 million as of December 31, 2006.  Accounts receivable days as of December 31, 2007 increased 0.8 days to 68.4 days from 67.6 days for 2006.  As of December 31, 2005, accounts receivable days were 68.5.

       For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Notes 3(f), 4 and 7 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2007, trade accounts payable increased to Ps. 5,178.2 million or 25.2% compared to Ps. 4,135.9 million as of December 31, 2006.  As a result, our trade accounts payable days increased to 81.8 in 2007 compared to 67.5 days for the year ended December 31, 2006.  As of December 31, 2005, our trade accounts payable days were 74.0.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2007 were approximately Ps. 163.9 million, which consisted of Ps. 38.9 million for the purchase of transport and delivery equipment, Ps. 41.2 million for technology and computer equipment, particularly the acquisition of new software licenses, Ps. 39.8 million for other general expenditures and Ps. 44 million related to work-in-progress expenditures.  These expenditures were mainly funded with internal resources.  For 2008 we expect to fund our capital expenditures needs with internal funds.  In the event that we require additional funds, we may access our short-term revolving credit facilities.

Our capital expenditures during 2006 were approximately Ps. 166.1 million, which consisted of Ps. 48.1 million for the purchase of transport and delivering equipment, Ps. 83.8 million for technology and computer equipment, particularly the acquisition of new software licenses, Ps. 0 for acquisitions and Ps. 34.1 million for other general expenditures.  These expenditures were mainly funded with internal resources.

Our capital expenditures during 2005 were approximately Ps. 95.3 million, which consisted of Ps. 49.5 million for the purchase of transport and delivering equipment, Ps. 41.0 million for technology and computer equipment, Ps, 4.4 for acquisitions and Ps. 0.4 million for other general expenditures.

Trend Information

During 2007, we continued with our strategy of profitable growth and successfully implemented a number of operating efficiencies programs to maximize the profitability of our operations.  We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them.  In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers.

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

       Accounting Pronouncements and Related Effects

       Under Mexican FRS

(i) Recently Issued Accounting Pronouncements

In December 2007, the CINIF issued the following Mexican FRS, effective January 1, 2008:

       i)       FRS B-10, “Impact of inflation”. This Standard supersedes Bulletin B-10, “Recognition of the impact of inflation on the financial information” and sets forth standards to carry out this recognition by recognizing two economic environments: a) inflationary (inflation equal to or higher than 26% accumulated in the three prior years); and b) non-inflationary (inflation below that percentage). In addition:

The entity should not recognize the impact of inflation, effective the period in which the change is confirmed from an inflationary economic environment to non-inflationary. However, the impact of restatement recognized up to the last period in which the entity operated in an inflationary environment should be maintained in the financial statements. In the change from a non-inflationary economic environment to an inflationary environment, the entity should retrospectively recognize the impact of inflation not recognized in the periods in which the environment was non-inflationary.

The Standard eliminates the valuation of inventories at replacement costs, as well as the valuation method of assets from a nonresident source. Moreover, the accumulated effect of the gain or loss on holding nonmonetary assets and the gain or loss on holding monetary assets segregated in stockholders’ equity will be reclassified to retained earnings.

As a result, the Group will no longer recognize the impact of inflation in its financial statements, effective 2008, since the economic environment in which it operates changed from inflationary to non-inflationary. Adoption of this Mexican FRS will not have a material impact on the Group’s consolidated financial position and operating income.

ii)     FRS D-4, “Tax on earnings”. This Standard supersedes Bulletin D-4, “Accounting treatment of income tax, asset tax, and employee profit sharing”. In addition:

FRS D-4 replaces the accounting treatment of employee profit sharing in FRS D-3 "Employee fringe benefits". Further it sets forth that the deferred income tax balance derived from the initial application of Bulletin D-4 be reclassified to retained earnigs, unless the amount is related to a comprehensive item that has not been recycled yet. In that case, that amount should be incorporated into the comprehensive item. Up to fiscal 2007, that initial application balance used to be presented in stockholders’ equity. Adoption of this Mexican FRS will no have a material impact on the Group’s consolidated financial position and operating income.

iii)     IFRS-8, “Effects of corporate flat tax” (IETU-Spanish acronym). This Standard sets forth that the effect of the tax on earnings due in the period (income tax or IETU) is presented in income. IETU tax credits form part of that tax due. In addition:

The deferred IETU asset or liability is determined on temporary differences, tax losses, and tax credits. The deferred effect on temporary items is calculated based on the “asset and liability method” by considering the differences between book and tax values of assets and liabilities at the date of the financial statements. The IETU tax rate will be that in effect on the date on which it is estimated that temporary differences are reversed and/or tax losses and tax credits are applied. The deferred IETU asset and/or liability are classified as a noncurrent item. Asset tax recoverable is recognized as a deferred tax asset under certain circumstances, provided that it can be offset against the tax on earnings.

In accordance with IFRS, the Group carried out a projection to identify the expected trend of the tax on earnings (income tax or IETU) that will be due in the next three years. As a result, the Group determined that normally income tax will be paid in future years. Accordingly, the Group recognized deferred income tax and, therefore, deferred IETU will not be recorded. Management restates this estimate periodically.

iv)    FRS D-3, “Employee fringe benefits”. This Standard supersedes Bulletin D-3, “Labor obligations”. In addition:

●
the Standard does not recognize an opening net transition asset or obligation, unless a new defined fringe benefit plan is established. In that event, prior services should be amortized over the remaining labor life of employees. The actuarial gain or loss can be recognized in income as accrued, in accordance with a certain “fluctuation range”;

●	additional employee retirement liability and its offsetting entry are eliminated;

●	actuarial gains and losses and prior services of severance benefits to employees due to causes other than restructuring are recognized in income, unless a certain FRS permits it to be capitalized;

●
it incorporates the regulations of employee profit sharing set forth in Bulletin D-4, discussed in paragraph ii) above. Deferred employee profit sharing should be recognized by applying the asset and liability method; and

●
it incorporates the regulations applicable to benefits for dismissal due to restructuring set forth in Bulletin C-9 "Liability, provisions, contingent assets and liabilities and commitments" of Mexican FRS.

In addition, the Group is in the process of defining the recognition of the following effects:

The unrecognized net transition obligation for pensions and seniority premium existing as of December 31, 2007 in the amount of Ps. 36.6 million may be amortized over a five year period, since the remaining life of employees exceeds that period. The Group will define if existing actuarial losses in the amount of Ps. 42.6 million at that date will be applied against the net transition obligation referred to above, and the remaining against income in the amount of Ps. 5.9 million. As of January 1, 2008, the additional employee retirement liability and its offsetting entries intangible asset and other comprehensive item amounting to Ps. 52.3 million, Ps. 33.1 million, and Ps. 19.1 million, respectively, have been eliminated.

v)     FRS B-2, “Statement of cash flows”. This Standard supersedes Bulletin B-12 “Statement of changes in financial position” (statement of changes). In addition: a) the statement of cash flows presents cash receipts and disbursements that occurred in the period, while the statement of changes shows the changes in the entity’s financial structure; and (b) in an inflationary environment, the statement of cash flows eliminates the impact on inflation recognized in the financial statements. The statement of changes does not require that elimination.

The FRS B-2 effect should be recognized prospectively, therefore, the financial statements of periods prior to fiscal 2008 that are presented comparatively with the current period should include the statement of changes.

vi)    FRS B-15, “Foreign currency translation”. This Standard supersedes Bulletin B-15, “Transactions in foreign currency and translation of financial statements of foreign operations”. In addition:

a)     the classifications of integrated foreign operation and foreign entity disappear, and the items recording currency, functional currency, and reporting currency are incorporated;

       b)     the translation of financial information of a foreign transaction refers to the change from the recording currency to the functional currency,  and  from the functional currency to the reporting currency;

c)     the financial statements can be presented in a reporting currency other than its functional currency; and

d)     the accounting changes derived from the initial application of the Standard should be recognized prospectively, except for the effect of the change from reporting currency that should be recognized retrospectively.

At 2007 year end, the Group had not carried out foreign transactions which require that the financial information be translated in order to include it in the financial statements of the reporting entity. However, this does not mean that the Group cannot realize them in the future.

       Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109”. FIN 48 establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Group’s consolidated financial statements. On initial application, FIN 48 is applied to all tax position for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date are recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnigs at the beginning of the period in which it is adopted.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Group on January 1, 2007. The adoption of FIN 48 did not have a significant effect on its financial statements.

FASB 157, “Fair Value Measurements”

In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (FASB 157). The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Group’s financial statements, or disclosed at fair value. Additionally, FASB 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, the Group was not required to recognize any new instruments at fair value.

The Statement requires the Group to apply valuation techniques that (1) place greater reliance on observable inputs and less reliance on unobservable inputs and (2) are consistent with the market approach, the income approach, and/or the cost approach. The Statement also requires the Group to include enhanced disclosures of fair value measurements in its financial statements.

FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods that fall within those fiscal years. The adoption of Statement 157 did not have a significant effect on its consolidated financial statements.

EITF Issue 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee,”

In November 2006, a consensus was reached on EITF Issue 06-9. The guidance in EITF Issue 06-9 addresses how the reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee. A reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee as a change in accounting principle in accordance with the provisions of Statement 154.

The consensus is effective for changes to, or eliminations of, previously existing differences in the reporting periods of a parent and a subsidiary (or investor and equity method investee) that occur in interim or annual reporting periods beginning after November 29, 2006 (January 1, 2007 for a calendar-year entity). The Group’s adoption of these provisions had no impact on its consolidated results and financial position.

FASB 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

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

Statement 141R, “Business combinations”

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement 141 (revised 2007), “Business Combinations” (Statement 141R) to change how an entity accounts for the acquisition of a business. When effective, Statement 141R will replace existing Statement 141 in its entirety.

Statement 141R carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, Statement 141R will require acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree. Statement 141R will eliminate the current cost–based purchase method under Statement 141.

The new measurement requirements will result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests. The acquirer will recognize in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business will be included as part of the business combination accounting. As a result, those costs will be charged to expense when incurred, except for debt or equity issuance costs, which will be accounted for in accordance with other generally accepted accounting principles.

Statement 141R will also change the accounting for contingent consideration, in process research and development, contingencies, and restructuring costs. In addition, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination that occur after the measurement period will impact income taxes under Statement 141R.

Statement 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company intends to adopt Statement 141R effective January 1, 2009 and apply its provisions prospectively. The Company is going to evaluate the impact that the adoption of Statement 141R will have on its consolidated results and financial position.

141R effect on income taxes in a business combination

The Company currently records all changes to a valuation allowance for acquired deferred tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense. However, Statement 141R amends Statement 109 and Interpretation 48 to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes to an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill. This accounting will be required when Statement 141R becomes effective (January 1, 2009 for the Company) and applies to valuation allowances and tax positions related to acquisitions accounted for originally under Statement 141 as well as those accounted for under Statement 141R.

The Company does not have a valuation allowance at December 31, 2007 related to deferred tax assets acquired in a business combination. Any change in the valuation allowance subsequent to December 31, 2008 will be recorded as a reduction of income tax expense rather than as a reduction of goodwill.

141R effect on goodwill impairment testing

Statement 141R amends the goodwill impairment test requirements in Statement 142. For a goodwill impairment test as of a date after the effective date of Statement 141R, the value of the reporting unit and the amount of implied goodwill, calculated in the second step of the test, will be determined in accordance with the measurement and recognition guidance on accounting for business combinations under Statement 141R. This change could effect the determination of what amount, if any, should be recognized as an impairment loss for goodwill recorded before the effective date of Statement 141R. This accounting will be required when Statement 141R becomes effective (January 1, 2009 for the Company) and applies to goodwill related to acquisitions accounted for originally under Statement 141 as well as those accounted for under Statement 141R.

The Company has Ps. 217,214 of goodwill at December 31, 2007 related to previous business combinations. The Company has not determined what effect, if any, Statement 141R will have on the results of its impairment testing subsequent to December 31, 2008.

Statement 160, “Noncontrolling interests”

In December 2007, the FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statements: an amendment of ARB No. 51”. The new Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. Statement 160 replaces the existing minority-interest provisions of Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements, by defining a new term—noncontrolling interests—to replace what were previously called minority interests. The new standard establishes noncontrolling interests as a component of the equity of a consolidated entity.

The underlying principle of the new standard is that both the controlling interest and the noncontrolling interests are part of the equity of a single economic entity: the consolidated reporting entity. Classifying noncontrolling interests as a component of consolidated equity is a change from the current practice of treating minority interests as a mezzanine item between liabilities and equity or as a liability. The change affects both the accounting and financial reporting for noncontrolling interests in a consolidated subsidiary.

Statement 160 includes reporting requirements intended to clearly identify and differentiate the interests of the parent and the interests of the noncontrolling owners. The reporting requirements are required to be applied retrospectively. Statement 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited.

The Company intends to adopt Statement 160 effective January 1, 2009 and apply its provisions prospectively.

The Company currently does not believe that the adoption of Statement 160 will have a significant effect on its financial statements.

EITF Issue 07-6, “Accounting for the sale of real estate that includes a buy-sell clause”

In December 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (EITF) on EITF Issue 07-6, “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 When the Agreement Includes a Buy-Sell Clause,” to clarify whether a buy-sell clause is a prohibited form of continuing involvement that would preclude partial sales treatment under FASB Statement 66, Accounting for Sales of Real Estate. EITF Issue 07-6 applies to real estate sales transactions that include a buy-sell clause and are subject to the requirements of Statement 66. The scope of this Issue includes the sale of real estate to an entity that is both (a) partially owned by the seller and (b) subject to a buy-sell clause included in the arrangement between the seller and the other investor (the buyer) of the jointly owned entity.

According to the guidance in EITF Issue 07-6, a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sales treatment under Statement 66. However, all of the relevant facts and circumstances of the arrangement containing the buy-sell clause should be evaluated to determine if the clause either gives the buyer an in-substance option to put to the seller its interest in the jointly owned entity or gives the seller an in-substance option to reacquire the real estate by acquiring the buyer’s interest in the jointly owned entity.

The consensus in EITF Issue 07-6 is effective for new agreements entered into in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2007. Early adoption is not permitted.

The Company intends to adopt EITF Issue 07-6 effective January 1, 2008. The Company currently does not believe that the adoption of this consensus will have a significant effect on its financial statements.The impact of applying this consensus will depend on the terms of the contractual arrangements in real estate transactions that are entered into by the Company on or after January 1, 2008 that may include buy-sell clauses or other similar arrangements.

EITF Issue 07-1, “Accounting for collaborative arrangements”

In December 2007, the FASB ratified a consensus opinion reached by the EITF on EITF Issue 07-1, “Accounting for Collaborative Arrangements.” The guidance in EITF Issue 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement).

The consensus in EITF Issue 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis.

The Company intends to adopt EITF Issue 07-1 effective January 1, 2009 and retrospectively apply the requirements of this consensus to its collaborative arrangements in existence on that date.

The Company is evaluating the impact EITF Issue 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF Issue 07-1 will have a significant effect on its financial statements.

Staff Accounting Bulletin (SAB) 110, “Share-Based Payment”

In December 2007, the SEC staff issued Staff Accounting Bulletin (SAB) 110, “Share-Based Payment,” which amends SAB 107, Share-Based Payment, to permit public companies, under certain circumstances, to use the simplified method in SAB 107 for employee option grants after December 31, 2007. Use of the simplified method after December 2007 is permitted only for companies whose historical data about their employees’ exercise behavior does not provide a reasonable basis for estimating the expected term of the options.

SAB 110 is effective for employee options granted after December 31, 2007. The Company intends to adopt SAB 110 effective January 1, 2008. The Company currently does not believe that the adoption of this Bulletin will have an effect on its financial statements.

SAB 109, “Written loan commitments recorded at fair value”

In November 2007, the SEC issued SAB 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”, which supersedes SAB 105, “Application of Accounting Principles to Loan Commitments”. SAB 109 reflects the staff’s current view that the fair value measurement of derivative and other written loan commitments that are accounted for at fair value through earnings should include the expected net future cash flows related to the associated servicing of the loan.

The SEC staff expects registrants to apply its views on including the expected net future cash flows from the servicing of a loan in the measurement of fair value prospectively to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.

The Company intends to adopt SAB 109 effective January 1, 2008. The Company currently does not believe that the adoption of SAB 109 will have an effect on its financial statements.

Item 6.	Directors, Senior Management and Employees

       Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupation, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2008.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Isaac Saba Raffoul (10/17/23)	Chairman of the Board	President and Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Moisés Saba Ades (07/12/63)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Manuel Saba Ades (11/03/67)	Vice Chairman of the Board and Chief Executive Officer	Director – Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba Djamus (07/27/69)	Deputy Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V.	February 2000
Juan Carlos Peralta del Río (24/09/75)	Vice President	Vice President - IUSA Footwear International S.A. de C.V	April 2008
José Elstein Japchik (12/08/34)	Director	Fariel, S.A. de C.V.	April 2006
Gabriel Alarcón Velázquez (02/23/37)	Director	Banco de Comercio	April 2006

On April 29, 2008, the Board and the Audit Committee accepted  Patricio Trad Cepeda’s resignation and elected Juan Carlos Peralta del Rió (24/09/75), Vice President of IUSA Footwear International, S.A. de C.V, as an independent Board member.  The Board also appointed Mr. Peralta as a member of the Audit Committee.

Francisco Fuentes Ostos is the Secretary of our Board of Directors, without being a member of the Board.  Moisés Saba Ades, Alberto Saba Ades and Manuel Saba Ades are sons of Isaac Saba Raffoul.  Gabriel Saba Djamus is the nephew of Isaac Saba Raffoul.  Manuel Saba Ades, Moisés Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba Djamus.  Isaac Saba Raffoul, Alberto Saba Ades and Manuel Saba Ades are also members of the Board of Directors of Grupo Xtra, S.A. de C.V. and alternate members of the Board of Directors of Ixe Grupo Financiero, S.A. de C.V., and Finamex Casa de Bolsa, S.A. de C.V., Grupo Financiero Finamex.  Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

Set forth below are the names of the alternate members of our board of directors.  The alternate members of our board were elected for a one-year term by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2008.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Iván Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A.B. de C.V.	Partner – Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000
Alejandro Sadurni Gómez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000

The management of our business is vested in our Board of Directors.  Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders’ meeting held for the purpose of appointing and electing directors.  Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders’ meeting, and each serves until a successor is elected and takes office.  In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present.

According to the Mexican Securities Market Law the Board of Directors shall have up to 21 members and each member may have its alternate.  The members of the Board of Directors shall be appointed by the shareholders’ meeting and the shareholders controlling 10% of the capital stock of the company may appoint or revoke in the shareholders’ meeting a member of the Board of Directors.

In accordance with the Mexican Securities Market Law and our bylaws, 25% of the members of our Board of Directors must qualify as “independent directors”.  Under Mexican law, a person will not qualify as an “independent director” if he or she is, among other things:

●	one of our employees or managers;

●	a controlling shareholder;

●	a director, executive officer or relative of a controlling shareholder, or entities controlled or managed by a controlling shareholder; or

●	a significant client, supplier, debtor or creditor, or member of the board of directors or executive officer of any of these entities.

Our bylaws also provide that the Chairman of the Board of Directors shall have the casting vote in the event of a tie.  The Board of Directors is required to meet at least once a quarter.  The Chairman, 25% of the directors-or the Chairman of the Audit and Corporate Practices Committee may call for a meeting of the Board of Directors.  Also, our bylaws provide that the Board of Directors must approve with input from the Audit and Corporate Practices Committee, on an individual basis (i) any transaction with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes, (iii) our financial statements and those of our subsidiaries, (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets; or (b) providing collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors and (vi) accounting policies, within GAAP.

In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director.  Pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

       Committees of Our Board of Directors

We have an Executive Committee, whose members are Messrs. Manuel, Alberto and Moisés Saba Ades, who were all reelected by the shareholders at our annual shareholders’ meeting held on April 29, 2008.  Under our bylaws, the Executive Committee is permitted to act on matters that are not legally reserved for the Board of Directors.

                In accordance with the Mexican Securities Market Law, we also have an Audit and Corporate Practices Committee.  As of April 29, 2008, the Audit Committee is formed by Messrs. José Elstein Japchik, Gabriel Alarcón Velázquez and Juan Carlos Peralta del Río, all independent members of the Board of Directors.  As required by the Mexican Securities Market Law, both the Chairman and a majority of the members of the Audit Committee are independent directors.  The Audit Committee carries out the responsibilities of the audit and corporate practice committee.  Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

●	supervise our external auditors and analyze their report;

●	analyze and supervise the preparation of our financial statements;

●	inform the Board of Directors of our internal controls and their adequacy;

●	request reports of our Board of Directs and executive officers whenever it deems appropriate;

●	inform the Board of any irregularities that it may encounter;

●	receive and analyze recommendations and observations made by the stockholders’ meetings;

●	supervise the activities of our Chief Executive Officer;

●	provide an annual report to the Board of Directors;

●	provide opinions to our Board of Directors;

●	request and obtain opinions form independent third parties; and

●	assist the Board in the preparation of annual reports and other reporting obligations.

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

Name and Date of Birth	Current Position	Business Experience	First Appointed
Manuel Saba Ades (11/03/67)	Chief Executive Officer and Vice Chairman of the Board	President and Director –Xtra Inmuebles, S.A. de C.V.	February 2000
Gabriel Saba Djamus (07/27/69)	Deputy Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V.	February 2000

Name and Date of Birth	Current Position	Business Experience	First Appointed
Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000
Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991
Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985
Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995
Jose Norberto Mouret (03/30/52)	Human Resources Director	Human Resources Director – Taesa	October 1999
Juan Restrepo Molina (10/29/55)	Sales Director	Sales Director, Novartis OTC Mexico	May 2007
Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

       Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2007, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 30.2 million.  Our directors do not receive any compensation for their services rendered in such capacity.

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

       Employees

As of December 31, 2007, we had 7,104 employees, 3,694 of which were sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 1,035 of which were administrative employees and 2,375 of which were operational employees.  A significant majority of our employees, 83.4% as of December 2006 and 85.4% as of December 2007, are represented by unions.  We believe that our relations with our employees and the unions to which they are affiliated are good.  In 2007, the number of employees increased by 34.2% compared to 2006.

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

During 2005, 2006 and 2007, contributions to the fund based on actuarial computations amounted to Ps. 15.6, Ps. 16.2 and Ps. 15.5 million, respectively (Ps. 14.5 and 15.6 million at fiscal year-end constant Pesos, respectively).  As of December 31, 2005, 2006 and 2007, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

For information regarding the relevant information of the study performed by independent actuaries, with regard to our retirement pension and seniority premiums see Note 3(j)(ii) to our audited consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

       Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2008, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2008, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9. Offer and Listing Details—Share Repurchases.”  Currently, there are no arrangements known to us that could result in a change of control of the Company.

As of May 31, 2008, our controlling shareholder directly and indirectly owned 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of June 2008, approximately 11.2% of our Ordinary Shares were held through ADSs by more than 32 registered holders.

The following table shows information, as of May 31, 2008, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

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

       Acquisition of Our Company

On January 19, 2000, Xtra Inmuebles, an entity beneficially owned and controlled by our controlling shareholder, commenced a tender offer for up to 85% of our then outstanding Ordinary Shares on the Mexican Stock Exchange.  Upon the completion of the tender offer on February 1, 2000, Xtra Inmuebles acquired 225,606,456 Ordinary Shares, representing 85% of our then outstanding capital stock.  Immediately thereafter, all of these Ordinary Shares were acquired from Xtra Inmuebles by our controlling shareholder.  The completion of this tender offer was subject to the completion of our financial restructuring, which is briefly described under “Item 4. Information on the Company—History and Development of the Company.”

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

       Related Party Transactions

In 2007, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

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

Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective during 2007

Leases.  In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder.  During 2007, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.  In 2007, we expensed Ps. 4.8 million as compared to Ps. 5.0 million in 2006 with respect to this lease.  We believe that this lease was entered into the ordinary course of business, was made at arm’s length and is on terms no less favorable than those that could have been obtained from unaffiliated third parties.  See Note 7 to our audited consolidated financial statements.

Services.  In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity owned and controlled by our controlling shareholder.  Services pursuant to this agreement were also provided to us in 2005, 2006 and 2007.  During 2007, we expensed a total amount of  Ps. 10.6 million as compared to Ps. 10.9 million in 2006 related to the services rendered by Aero Xtra, S.A. de C.V.  This contract was entered into in the ordinary course of business, and was made at arm’s-length on terms no less favorable than those that could have been obtained from unaffiliated third parties.  See Note 7 to our audited consolidated financial statements.

Legal and Advisory Services.  During 2007, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.  Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors, without being a member of such Board.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

Tax Advisory Services.  During 2007, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future.  Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is one of our independent alternate directors.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

As of December 31, 2006 and 2007, the receivable balances from Aeroxtra, S.A. de C.V. were 2.1 and 2.0 million.  For Xtra Inmuebles, S.A. de C.V., were Ps. 2.1 million and Ps. 2.2 million, respectively.  The receivable balance from Aeroxtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real property, respectively.

During 2006 and 2007, we had no other related party agreements, except for the balances and transactions referred to above.  We believe that all related party transactions were agreed upon on an arm’s-length basis

Item 8.	Financial Information

See “Item 18.  Financial Statements” and “Item 19.  Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

       Material Legal Proceedings

As of December 31, 2007, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

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

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2007 and each month in the six-month period ending May 31, 2008.

	US Dollar per ADS(1)
	High		Low
2003	U.S.$	12.50	U.S.$	9.40
2004	U.S.$	14.99	U.S.$	10.70
2005	U.S.$	18.50	U.S.$	14.75
2006	U.S.$	26.15	U.S.$	16.52
First Quarter		22.60		16.52
Second Quarter		22.45		19.65
Third Quarter		22.90		19.68
Fourth Quarter		26.15		21.26
2007	U.S.$	42.85	U.S.$	26.10
First Quarter		35.24		26.10
Second Quarter		34.58		29.75
Third Quarter		42.85		30.41
Fourth Quarter		39.99		35.30
2008
First Quarter	U.S.$	39.00	U.S.$	32.00
Month
December 2007	U.S.$	39.99		37.51
January 2008		39.00		35.01
February 2008		38.94		36.00
March 2008		36.99		32.00
April 2008		35.25		31.95
May 2008		37.25		34.00
June (through June 16, 2008)		34.00		33.75

(1) Source:  Infosel and Economática

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Developments in Mexico—Economic and Political Developments in Mexico May Adversely Affect Our Business.”  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2007, there were 265,419,360 Ordinary Shares issued and outstanding.  At the end of June 2008, approximately 11.2% of the outstanding shares were held in the form of ADSs.

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

Settlement is effected three trading days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV.  Most securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions, eliminating the need for physical transfer of securities.

Although the Mexican Securities Market Law provides for the existence of an over-the-counter market, no such market for securities in Mexico currently exists.

The table below shows, for the five most recent full financial years ending December 31, 2007 and each month and the six month period ending May 31, 2008 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share (1)
Year	High		Low
2003	Ps.	13.30	Ps.	10.00
2004	Ps.	16.60	Ps.	12.70
2005	Ps.	20.50	Ps.	16.70
2006	Ps.	26.15	Ps.	16.95
First Quarter		24.20		16.95
Second Quarter		24.50		23.95
Third Quarter		24.30		22.50
Fourth Quarter		27.80		23.00
2007	Ps.	44.50	Ps.	28.80
First Quarter		37.40		28.80
Second Quarter		36.50		34.00
Third Quarter		44.50		36.21
Fourth Quarter		42.90		41.00
2008
First Quarter	Ps.	41.68		36.80
Month
December 2007	Ps.	42.90		42.30
January 2008		41.68		41.68
February 2008		39.60		39.60
March 2008		37.00		36.80
April 2008		36.80		36.80
May 2008		36.80		36.00

(1) Source:  Infosel and Economática

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

At the end of June 2008, approximately 11.2% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

       Share Repurchases

In April 1998 and April 1999, our shareholders approved the allocation of retained earnings from a reserve of  Ps. 200.0 million and Ps. 500.0 million (Ps. 328.4 million and Ps. 610.2 million in constant Pesos as of December 31, 2007) to repurchase our Ordinary Shares on the Mexican Stock Exchange at the discretion of our Board of Directors.  At our annual shareholders’ meeting, which was held on April 29, 2008, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold.  We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999.  As of December 31, 2007, 14,729,720 repurchased Ordinary Shares were held in our treasury.  We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases.  For a description of the amendments relating to share repurchases, see “Item 10.  Additional Information—Share Repurchases.”

Item 10.	Additional Information

       Amendments to Mexican Securities Market Law

On December 30, 2005, a new Securities Market Law was enacted and published in the Official Gazette.  The Mexican Securities Market Law became effective on June 28, 2006 and, in some cases, it allowed an additional period of 180 days (after December 2006) for issuers to incorporate in their bylaws the new corporate governance and other requirements derived from the new law.  The new Mexican Securities Market Law changed the Mexican securities law in various material respects.  In particular, the new law includes with respect to public companies:

●	their identification as sociedad anónima bursátil (a stock corporation with stock registered in the CNBV and listed on the Mexican Stock Exchange) and a new set of corporate governance requirements;

●
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

●	the introduction of the general manager and senior management positions as a means for the Board of Directors to conduct the business;

●	a clear definition of fiduciary duties for members of the Board of Directors and its secretary, the chief executive officer and other executive officers, including duty of care and duty of loyalty;

●
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

●	the inclusion of sanctions applicable to senior management, shareholders that hold 10% or more of the capital stock of an issuer and external auditors;

●
the omission of the statutory auditor for the audit committee, the corporate governance committee and the external auditors, assigning to each of these specific obligations of surveillance and corporate governance;

●
the attribution of independent status to all the members of the audit and corporate governance committees, except in companies with controlling shareholder(s) with 50% of the capital stock, such as the company;

●
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

●
the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

                       The Mexican Securities Market Law does not substantially modify the reporting obligations of issuers of equity securities listed on the Mexican Stock Exchange.  The Mexican Securities Market Law reinforces insider trading restrictions and specifically includes, with such restrictions, trading in options and derivatives the underlying security of which is issued by such entity.  Among other changes, the Mexican Securities Market Law provides for a course of action available to anyone who trades (as a counterparty) with someone in possession of privileged information to seek the appropriate indemnification. In addition, under this law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.

                       The Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico.  Under the new law, tender offers may be voluntary or mandatory.  All tenders offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering shareholders.  Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares.  In calculating the intended purchase amount, convertible securities, warrants and derivatives, the underlying security of which are such shares, must be considered.  The  Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid in connection with non-compete or similar obligations.  The  law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

The  Mexican Securities Market Law ratifies that public companies may insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s shareholders or third parties, may be prevented, if such provisions (i) are approved by shareholders without the negative vote of shareholders representing 5% or more of the outstanding shares; (ii) do not exclude any shareholders or group of shareholders; and (iii) do not restrict, in an absolute manner, the change of control.

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

The current bylaws of Casa Saba include most of the provisions above-mentioned.  This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law.  For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Item 6.  Directors, Senior Management and Employees.”

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

Directors

       Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interest’s conflict may abstain to vote.  In addition, any member of our Board of Directors that votes on a transaction in which his interest conflict with our interests may be liable for damages.  The Mexican Securities Market Law provides the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the Company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the Company as a result of certain illegal acts involving willful misconducts.  The liability actions may be exercised by the Company or by shareholders that represent 5% or more of the capital stock of the Company.

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

Dividend Rights

At our annual ordinary general shareholders’ meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval.  Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year.  Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock.  Thereafter, our shareholders may allocate our net profits to any special reserve.  After this allocation, the remainder of our net profits will be available for distribution as dividends.  Additionally and prior to the distribution of dividends, Mexican companies are required to contribute 10% of their yearly taxable profits to our employees.  However, please note that the Company has no direct employees as of this date, only its subsidiaries.  See “Item 3. Key Information—Dividends.”

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

Limitation on Capital Increases

Our bylaws require that any capital increase is represented by new shares of each series of our capital stock in proportion to the number of each series’ outstanding shares.  All increases in the capital stock of the Company must be approved at the general shareholders’ meeting.  When the increase is to the fixed portion of the capital stock, then the general extraordinary shareholders’ meeting must approve it.  If the increase is to the variable portion of the capital stock, then the general ordinary shareholders’ meeting must approve it.

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

●
to be consider as Mexicans with respect to Ordinary Shares that they acquire or hold as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

●	not to invoke the protection of their own governments. Failure to comply is subject to a penalty of forfeiture of such a shareholder’s capital interest in favor of Mexico.

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

●	any redemption shall be made on a pro-rata basis among all of our shareholders;

●
to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders’ resolution approving the redemption may empower the Board of Directors to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

●	any redeemed shares must be cancelled.

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

●
to be considered as Mexicans with respect to the Ordinary Shares that they acquire or hold, as well as to the property, rights, concessions, participation or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

●
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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders.  This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

●	The Income Tax Law;

●	The Federal Tax Code; and

●	The Convention for the Avoidance of Double Taxation entered into and between Mexico and the U.S., which we refer to as the Tax Treaty.

Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares.

For Mexican income tax purposes, the following principles apply regarding residency:

●
Individuals are residents of Mexico if they have established their principal place of residence in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico.  Individuals’ core of vital interests will be deemed to be located in Mexico if, among other things,

●	at least 50% of the individuals’ aggregate annual income derives from Mexican sources or

●	the individuals’ principal center of professional activities is located in Mexico;

●	Individuals are residents of Mexico if they are state employees, regardless of the location of the individuals’ core of vital interests; and

●
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

●	Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

●	Legal entities are residents of Mexico if they maintain their principal place of business or their place of effective management in Mexico.

●
If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

The applicable corporate income tax rate was 28% in 2007 and thereon.

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

●
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

●
For tender offers conducted on the Mexican Stock Exchange or other approved stock exchanges or securities markets, non-resident holders who held the Common Shares as of the date they were initially registered with the CNBV may apply the above exemption to the extent that:

●	five uninterrupted years have elapsed since the initial public offering of the Common Shares;

●	our shares have a public float of at least 35% on the authorized stock exchanges or markets on which they were initially listed;

●	the offer is for all shares representing our share capital and at the same price for all shareholders; and

●	all shareholders are permitted to accept more competitive offers than those received prior to or during the tender offer period, without penalty.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty and proves such eligibility will be exempt from Mexican tax on gains realized on a sale or other disposition of the Common Shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets,  so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition.

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

       U.S. Federal Income Tax Considerations

General.  The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect.  It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by U.S. Holders.  A “U.S. Holder” is a beneficial owner of ADSs or Ordinary Shares that, for U.S. Federal income tax purposes, is an individual who is:

●	a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation organized or created in the United States or any political subdivision thereof; as the case may be;

●	an estate, the income of which is subject to U.S. federal income tax, regardless of its source; or

●
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust

       This section applies only to holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”).  This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. Dollar, persons holding ADSs or Ordinary Shares as part of a hedge, straddle, conversion of other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trust (REITs), regulated investment companies (RICs), tax-exempt entities, or persons owning at least 10% of the total combined voting power of our stock.

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

                       Taxation of Cash Distributions and Distributions of Stock.  The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that you receive with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares.  Depending on the amount of the dividend and the amount of the U.S. Holder’s tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner:  to the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our current and accumulated earnings and profits (“E&P”), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends.

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

To the extent that distributions by us exceed our current and accumulated E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder’s basis in their ADSs or Ordinary Shares, and will reduce such U.S. Holder’s basis in the ADSs or Ordinary Shares (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares).

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

                Taxation of Sale or Other Disposition.  Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares.  Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains (i.e, where the U.S. Holder has a holding period greater than one year) realized by individuals, trusts and estates are subject to Federal income taxes at a reduced rate (15% prior to January 1, 2011).  Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from sources within the U.S.

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

We furnish The Bank of New York, the depositary for our ADSs, with annual reports in English.  These reports contain audited consolidated financial statements that have been prepared in accordance with Mexican FRS, and include reconciliations of net income and stockholders’ equity to U.S. GAAP.  These reports have been examined and reported on, with an opinion expressed by, an independent auditor.  The depositary is required to mail our annual reports to all holders of record of our ADSs.  The deposit agreement for the ADSs also requires us to furnish the depositary with English translations of all notices of shareholders’ meetings and other reports and communications that we send to holders of our Ordinary Shares.  The depositary is required to mail these notices, reports and communications to holders of record of our ADSs.

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

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores), our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law (Ley del Mercado de Valores) and the regulations issued by the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).  In order to comply with the above mentioned laws and regulations, as a public company listed on the Mexican Stock Exchange since December 2003, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas).  This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in December 2003.  Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code, although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

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

NYSE Standards	Our Corporate Governance Practice

Nominating/corporate governance committee of independent directors required. Exception for “controlled companies,” which would include our Company if we were a U.S. issuer.	We are not required to have a nominating corporate governance committee, and such committee is not recommended by the Mexican Code of Enhanced Corporate Practices.

Compensation committee of independent directors required. Exception for “controlled companies,” which would include our Company if we were a U.S. issuer.	We are not required to have a compensation committee, and currently we do not have one.

Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.
We have a three member audit committee, which are independent under applicable Mexican standards and for Rule 10A-3.  Members of our audit committee do not need to satisfy the NYSE independence standards that are not required by Rule 10A-3.  Our audit committee does not have a written charter.

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

       Foreign Exchange Rate Risk

As of December 31, 2007, we had no cost-bearing liabilities in U.S. Dollars. To the extent that we incur U.S. Dollar-denominated debt in the future, we would be subject to foreign exchange rate risk. Furthermore, as of December 31, 2007, we had no cost-bearing liabilities in Pesos.

However, as of June, 2008, and as part of our acquisition in Brazil, we incurred Ps. 640 million in long-term liabilities in order to fund part of this transaction. Nevertheless, such cost-bearing liabilities are in Pesos.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure) are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  During 2007, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect such controls.

(b) Management’s Report on Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting is included under Item 18 on page F-2.

(c) Attestation Report of the Registered Public Accounting Firm

The report of Salles, Sáinz-Grant Thorton, S.C., an independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is included under Item 18 on page F-4.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting held on April 29, 2008, our shareholders reelected and / or appointed the following individuals as members of the Audit Committee:  Mr. Jose Elstein Japchik, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río. Our Board of Directors has determined that the “audit committee financial expert” within the meaning of this Item 16A, is Mr. Jose Elstein Japchik.

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

Item 16C.	Principal Accountant Fees and Services

	For the year ended December 31,
	2006	2007
	(Ps. millions)

Audit Fees	Ps. 4.8	Ps. 4.9
Audit-Related Fees	3.8	2.5
Tax Fees	6.4	8.7
Other Fees	0.0	0.0
Total	Ps. 15.0	Ps. 16.1

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

Item 19.	Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Bylaws (English translation).*

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

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

Dated: June 30, 2008	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Manuel Saba Ades
Name: Manuel Saba Ades
Title: Chief Executive Officer

Index

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-4 of Item 18.

By: /s/ Manuel Saba Ades	By: /s/ Alejandro Sadurni Gomez

Name: Manuel Saba Ades	Name: Alejandro Sadurni Gomez
Title: Chief Executive Officer	Title: Chief Financial Officer

June 30, 2008

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C. V. and Subsidiaries (all incorporated in Mexico and collectively the Group) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all stated in thousands of 2007 year end constant Mexican pesos. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with financial reporting standards applicable in Mexico.

The accounting principles used by the Group in preparing the accompanying consolidated financial statements conform to financial reporting standards applicable in Mexico (Mexican FRS), which differ in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2007 and consolidated stockholders’ equity as of December 31, 2006 and 2007 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 18) and 19). That Form permits waiving the requirement to quantify the differences in the U.S. GAAP reconciliation attributable to the adjustments recorded locally to comprehensively recognize the effect of price level changes for each line item of the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Salles Sainz-Grant Thornton, S.C.
Salles Sainz-Grant Thornton, S.C.
Mexico City, México April 24, 2008 (except for Notes 18, 19, 20 & 21 as to which the date is June 19, 2008)

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of
Grupo Casa Saba, S.A.B. de C.V.:

We have audited Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (all incorporated in Mexico and collectively the Group) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting as of December, 31, 2007. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the  assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican financial reporting standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, and our report dated April 24, 2008 expressed an unqualified opinion on those consolidated financial statements.

Accounting practices adopted in Mexico vary in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information related to the nature and effect of such differences is presented in Notes 18) and 19) to the consolidated financial statements.

/s/ Salles Sainz - Grant Thornton, S.C.
Salles Sainz - Grant Thornton, S.C.
Mexico City, México April 24, 2008 (except for Notes 18, 19, 20 & 21 as to which the date is June 19, 2008)

Index

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
as of December 31, 2006 and 2007
(Amounts stated in thousands of 2007 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	2006		2007		Convenience translation 2007		2006		2007		Convenience translation 2007
CURRENT ASSETS:						CURRENT LIABILITIES:
Cash and cash equivalents (Note 3.d)	Ps.	639,557	Ps.	684,312	$62,691	Bank loans (Note 8)	Ps.	17,044	Ps.		$-
Accounts receivable, net (Notes 3.f and 4)		4,600,405		4,796,267	439,392	Trade accounts payable		4,135,894		5,178,161	474,377
Inventories, net (Notes 3.c and 5)		3,966,952		4,872,712	446,395	Other payables and accrued liabilities		215,883		67,841	6,215
Prepaid expenses		14,232		16,782	1,537	Employee profit sharing (Notes 3.k and 12.d)		5,960		3,817	350

Total current assets		9,221,146		10,370,073	950,015	Total current liabilities		4,374,781		5,249,819	480,942

						RETIREMENT PENSIONS, SENIORITY PREMIUM AND SEVERANCE BENEFITS (Note 3.j)		108,894		103,130	9,448
						DEFERRED INCOME TAX (Notes 3.k and 9)		747,251		593,849	54,403
PROPERTY AND EQUIPMENT, net (Notes 3.c, 3.g and 6)		1,198,242		1,269,821	116,330	DEFERRED EMPLOYEE PROFIT SHARING (Notes 3.k and 9)		4,028		197	18

						Total liabilities		5,234,954		5,946,995	544,811

						STOCKHOLDERS' EQUITY
						Capital stock (Note 11)		1,123,764		1,123,764	102,949
						Premium on stock sold		869,878		869,878	79,691
GOODWILL, net (Note 3.h)		184,826		217,214	19,899	Reserve for share repurchases (Note 11)		1,062,201		1,062,201	97,309
						Retained earnings		4,938,724		5,668,439	519,292
						Deficit on restatement (Note 3.c)		(2,381,779)		(2,571,740)	(235,600)
						Accrued deferred income tax effect		(40,695)		(40,695)	(3,728)
						Additional employee retirement liability (Note 3.j)		(28,076)		(19,127)	(1,752)

OTHER ASSETS, net		174,757		182,607	16,729	Total stockholders' equity		5,544,017		6,092,720	558,161
Total assets	Ps.	10,778,971	Ps.	12,039,715	$1,102,973	Total liabilities and stockholders' equity	Ps.	10,778,971	Ps.	12,039,715	$1,102,973

The accompanying notes are an integral part of these consolidated financial statements

Index

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2005, 2006 and 2007
(Amounts stated in thousands of 2007 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	2005		2006		2007		Convenience translation 2007

Net sales (Note 3.o)	Ps.	23,615,926	Ps.	24,486,493	Ps.	25,259,662	$2,314,067
Cost of sales		21,178,991		22,066,417		22,775,405	2,086,481
Gross profit		2,436,935		2,420,076		2,484,257	227,586

Operating expenses
Selling		586,222		548,927		594,300	54,444
Administrative		884,170		817,014		830,552	76,088
		1,470,392		1,365,941		1,424,852	130,532

Operating income		966,543		1,054,135		1,059,405	97,054

Other income, net		42,303		46,331		51,756	4,741

Comprehensive gain or loss on financing, net
Interest income		(29,384)		(31,079)		(16,625)	(1,523)
Interest expense		14,066		10,608		11,156	1,022
Exchange loss (gain) (Note 3.l)		2,896		(1,805)		1,884	173
Loss on monetary position (Note 3.c)		10,729		17,925		21,433	1,963
		(1,693)		(4,351)		17,848	1,635

Non-ordinary item				(50,278)

Income before provisions		1,010,539		1,155,095		1,093,313	100,160

Provisions for income tax		224,313		238,532		188,226	17,244

Net income	Ps.	786,226	Ps.	916,563	Ps.	905,087	$82,916

Net income per share (Note 3.n)	Ps.	2.962	Ps.	3.453	Ps.	3.410

Weighted average shares
outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Index

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of stockholders' equity
for the years ended December 31, 2005, 2006 and 2007
(Amounts stated in thousands of 2007 year end constant Mexican pesos (Ps.) )

	Capital stock						Reserve for						Accrued deferred		Additional employee
	Historical		Restatement		Premium on stock sold		share repurchases		Retained earnings		Deficit on restatement		income tax effect		retirement liability		Total

Balances as of January 1, 2005	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,536,570	Ps.	(2,052,317)	Ps.	(40,695)	Ps.		Ps.	4,499,401

Dividends paid										(140,315)								(140,315)

Comprehensive income										786,226		(132,955)				(30,563)		622,708

Balances as of December 31, 2005		167,903		955,861		869,878		1,062,201		4,182,481		(2,185,272)		(40,695)		(30,563)		4,981,794

Dividends paid										(160,320)								(160,320)

Comprehensive income										916,563		(196,507)				2,487		722,543

Balances as of December 31, 2006		167,903		955,861		869,878		1,062,201		4,938,724		(2,381,779)		(40,695)		(28,076)		5,544,017

Dividends paid										(175,372)								(175,372)

Comprehensive income										905,087		(189,961)				8,949		724,075

Balances as of December 31, 2007	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	5,668,439	Ps.	(2,571,740)	Ps.	(40,695)	Ps.	(19,127)	Ps.	6,092,720

The accompanying notes are an integral part of these consolidated financial statements

Index

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
for the years ended December 31, 2005, 2006 and 2007
(Amounts stated in thousands of 2007 year end constant Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	2005		2006		2007		Convenience translation 2007

Operating activities:
Net income	Ps.	786,226	Ps.	916,563	Ps.	905,087	$82,916

Add (less) - Non cash items:
Depreciation and amortization		140,367		76,407		86,019	7,880
Allowance for doubtful accounts		76,063					-
Loss on sale of property and equipment		4,798		7,588		14,020	1,285
Provision for retirement pensions, seniority
premium and severance benefits		20,795		20,721		19,859	1,819
Deferred income tax		95,481		(67,277)		(126,331)	(11,573)
Deferred employee profit sharing		(5,429)		1,030		(3,684)	(338)
		1,118,301		955,032		894,970	81,989
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable		(574,322)		(107,174)		(195,862)	(17,943)
Inventories		112,661		(287,415)		(1,095,721)	(100,380)
Prepaid expenses		(1,932)		(2,701)		(2,550)	(234)
Trade accounts payable		(201,701)		(215,488)		1,042,267	95,483
Other payables and accrued liabilities		63,230		(24,694)		(148,042)	(13,562)
Employee profit sharing		1,433		1,442		(2,143)	(196)
		(600,631)		(636,030)		(402,051)	(36,832)

Net cash provided by operating activities		517,670		319,002		492,919	45,157

Investing activities:
Additions of property and equipment,
net of retirements		48,866		120,148		162,707	14,906
Increase in other assets		44,413		59,285		49,275	4,514
Reserve for retirement pensions, seniority
premium and severance benefits		13,276		2,476		16,548	1,516

Net cash used in investing activities		106,555		181,909		228,530	20,936

Financing activities:
Dividends paid		(140,315)		(160,320)		(175,372)	(16,066)
Bank loans, net of payments made				17,044		(17,044)	(1,561)
Deferred income tax		(35,778)		(125,533)		(27,071)	(2,480)
Deferred employee profit sharing		(287)		(120)		(147)	(14)

Net cash used in financing activities		(176,380)		(268,929)		(219,634)	(20,121)

Net increase (decrease) in cash
and cash equivalents		234,735		(131,836)		44,755	4,100

Cash and cash equivalents at
beginning of year		536,658		771,393		639,557	58,591

Cash and cash equivalents at
end of year	Ps.	771,393	Ps.	639,557	Ps.	684,312	$62,691

Supplementary information:

Income tax and asset tax paid	Ps.	288,099	Ps.	415,508	Ps.	355,121	$32,533

Employee profit sharing paid	Ps.	2,789	Ps.	2,246	Ps.	991	$90

Interest paid	Ps.	4,434	Ps.	2,773	Ps.	3,598	$329

The accompanying notes are an integral part of these consolidated financial statements

Index

GRUPO CASA SABA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005, 2006 AND 2007

(Amounts stated in thousands of 2007 year end constant Mexican pesos (Ps.) and thousands
of U.S. dollars ($), except as indicated otherwise)

1.      Description of business:

Grupo Casa Saba, S.A.B. de C.V. (the Company), through its consolidated subsidiaries (the Company and its subsidiaries collectively the Group), distributes pharmaceutical products, as well as health-and-beauty/other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these five product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the product lines is shown in Note 14).

The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2006	2007
Direct interest:
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V.	(Farmacias ABC)		99.9%
Other real estate and service companies (20 subsidiaries)		99.9%	99.9%
Indirect interest:
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Distribuidora Drogueros, S.A. de C.V.	(Didrosa) (*)	99.9%	99.9%
Distribuidora Solis Garza, S.A. de C.V. (now Daltem Provee Norte, S.A. de C.V.)	(Daltem)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V.	(Farmacias Solis)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Servicios CorporativosDrogueros, S.A. de C.V.	(Secodro) (*)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa))	99.9%	99.9%
Other service companies (4 subsidiaries)		99.9%	99.9%

(*) In 2006, these subsidiaries were included in “Other real estate and service companies”.

Index

During 2006 and 2007, the Group’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)   Through an assignment of documents for collection agreements dated January 31, and March 31, 2006, the Group’s subsidiaries Centennial and Casa Saba sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 135,912 and Ps. 194,871, respectively (Ps.126,624 and Ps. 181,975 historical Mexican pesos). The selling price of the assignment agreed upon amounted to Ps. 65,835 and Ps. 142,540, respectively (Ps. 61,336 and Ps. 133,169 historical Mexican pesos).

b)      Through an assignment of documents for collection agreements dated December 31, 2007, the Group’s subsidiaries Centennial, Casa Saba, Citem and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 44,761, Ps. 123,739, Ps. 53,449 and Ps. 17,944, respectively. The selling price of the assignment agreed upon amounted to Ps.24,214 and Ps. 86,730, Ps. 33,636 and Ps. 9,837, respectively.

The Company accrues a gain on the collection rights acquired as discussed in paragraphs a) and b) above, which is recognized in income when realized. At 2006 and 2007 fiscal year end, that gain amounted to Ps. 44,207 (Ps. 42,605 historical Mexican pesos) and Ps. 23,397, respectively.

c)      Pursuant to a certain contract dated September 28, 2005, the Group decided to renew its technological platform to make execution processes more efficient, as well as to redocument its applications. At 2007 fiscal year, the amount incurred was Ps. 65,999 (Ps. 63,608 historical Mexican pesos), and was included in the line item “Other assets”. This technological platform was placed in service and will be amortized at beginning of fiscal 2008.

d)   In March 2006, the subsidiary Alycom Saba, S.A. de C.V. was incorporated to rendering administrative, legal, accounting, tax, finance, treasury, and electronic data processing services to the Group’s subsidiaries.

e)      Through a stock purchase agreement dated April 5, 2006, the Company acquired all of the issued and outstanding shares of the capital stock of Servicios Administrativos Xtra, S. A. de C. V., and obtained control thereof. The subsidiary changed its corporate name to Servicios Administrativos Grupo Casa Saba, S. A. de C. V. in September 2007 and to Daltem Provee Nacional, S.A. de C.V. in March 2008. The subsidiary renders complementary services to the Group’s subsidiaries. The agreed upon selling price amounted to Ps.25,000 historical Mexican pesos. The acquisition was accounted for by applying the purchase method, which requires the recognition and initial valuation of the net assets of the subsidiary acquired. Consequently, the cost of the acquired entity was allocated by the Company to acquired assets and assumed liabilities by considering their applicable fair value at acquisition date. As a result, an excess of fair value of the net assets acquired over the acquisition cost was determined in the amount of Ps. 53,238 historical Mexican pesos. This excess was partially applied as a write-down of the value of the fixed assets acquired in the amount of Ps.6,197, whereas the remaining amount was applied as an non-ordinary item to income, in accordance with Mexican FRS. This provision is virtually identical to U.S. GAAP.

f)    Through a stock purchase agreement dated October 16, 2006, the Company acquired all of the issued and outstanding shares of the capital stock of Distribuidora Solis Garza, S.A. de C.V. (now Daltem) and Farmacias Solis, and obtained control thereof, through its subsidiaries Distribuidora Citem, S. A. de C. V. (Distribuidora Citem) and Visosil. Distribuidora Citem acquired all shares except one, which was acquired by Visosil. The acquired companies distribute pharmaceutical products. The agreed upon selling price amounted to Ps. 35,480 historical Mexican pesos (Ps. 30,158 for Daltem and Ps. 5,322 for Farmacias Solis). Those acquisitions were accounted for by applying the purchase method. As a result, an excess of fair value of the net assets acquired over the acquisition cost was determined in the amount of Ps. 5,114 historical Mexican pesos. This excess was applied as a write-down of the value of the fixed assets acquired, in accordance with Mexican FRS. This provision is virtually identical to U.S. GAAP.

Index

g)   At a General Extraordinary Stockholders’ Meeting held on December 5, 2006, the stockholders resolved to approve the amendment of the Company’s bylaws to adapt them to the most recent amendments to the Securities Market Law (LMV-Spanish acronym), effective June 28, 2006. Those amendments strengthen the transparency of information, as well as the corporate governance of companies. As a result, corporations that had representative shares of their capital stock listed on the National Registry of Securities in Mexico became Publicly Traded Limited Liability Companies (S.A.B.– Spanish acronym). The foregoing neither affected the rights that may be exercised by the Company’s stockholders, nor did it relieve the Company from meeting its obligations as an issuer, in terms of the LMV.

h)   Through a stock purchase agreement dated November 14, 2007, the Company acquired all of the issued and outstanding shares of the capital stock of Farmacias ABC, and obtained control thereof, The acquired Company distributes pharmaceutical products. The agreed upon selling price amounted to Ps.69,947 historical Mexican pesos. This acquisition was accounted for by applying the purchase method. As a result, an excess of acquisition cost over the fair value of the net assets acquired was determined in the amount of Ps. 32,551 historical Mexican pesos. This carrying value of goodwill is subject to periodic impairment valuation. The Company has chosen the 4th quarter as the measuremet date to perform its impairment test.

i)       Through a stock purchase agreement dated November 14, 2007, the Company acquired all of the issued and outstanding shares of the capital stock of Repartos a Domicilio, S.A. de C.V., which is included in “Other real estate and services companies”, and obtained control thereof, The acquired Company distributes pharmaceutical products. The agreed upon selling price amounted to Ps. 51 historical Mexican pesos, which is equivalent at the fair value of the net assets acquired. This acquisition was accounted for by applying the purchase method.

As a result of the transactions referred to in h) and i) above, the results of operations of Farmacias ABC and Repartos a Domicilio, S. A. de C. V. are included in the accompanying consolidated financial statements, effective the acquisition date.

j)       Pursuant to the General Extraordinary Stockholders’ Meeting held on January 8, 2007, the stockholders of La Nueva Leona, S. A. de C. V., which is included in “Other real estate and service companies”, resolved the approval of a capital stock increase in the amount of Ps. 10,000, which apply to 10,000,000 shares fully subscribed for and paid by the Company.  Consequently, effective that date the Company has full control thereof.

k)      The following subsidiaries were recently incorporated: (i) Servicios Corporativos Citem, S.A. de C.V. and Seadefarm, S. A. de C. V. were incorporated on October 31, 2007, (ii) Servicios Corporativos Doctorgen, S. A. de C. V. was incorporated on November 27, 2007, and (iii) Distribuidora Centennial, S. A. de C. V. was incorporated on December 5, 2007. Those subsidiaries will mainly render administrative, legal, accounting, tax, finance, treasury, and electronic data processing services to certain subsidiaries of the Group.

Pursuant to various Minutes of Extraordinary and Ordinary Stockholders’ Meetings held on April 3, November 26, and December 4, 2007, the stockholders of subsidiaries La Nueva Leona, S. A. de C. V., Bloques y Ladrillos, S. A. de C. V. (included in “Other real estate and service companies”), and Distribuidora Solis Garza, S.A. de C.V. resolved to have the corporate names changed to Comercializadora Casa Saba, S. A. de C. V., Medicamentos Doctorgen, S. A. de C.V. and Dalten Provee Norte, S.A. de C.V., respectively.

2.      Basis of presentation:

The accompanying financial statements have been prepared based on the Mexican Financial Reporting Standards issued by the Research and Development Board of Financial Reporting Standards (CINIF-Spanish acronym). Consequently, CINIF renamed the accounting principles generally accepted (Mexican GAAP) as Financial Reporting Standards or Mexican FRS.

Certain accounting principles applied by the Group in accordance with Mexican FRS differ in certain material respects to U.S. GAAP, as discussed in Note 18. A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican FRS to U.S. GAAP is included in Note 19. The most significant Mexican FRS followed by the Group is described in Note 3).

Index

Convenience translation

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in constant Mexican pesos as of December 31, 2007. They have been included solely for the convenience of the reader and are translated from constant Mexican pesos as a matter of arithmetic computation only by using the rate of Ps. 10.9157 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette as of January 2, 2008. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

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

The most significant line items subject to the estimates and assumptions foregoing discussed, apply mainly to property and equipment and goodwill, allowance for doubtful accounts and slow-moving inventories, labor obligations derived from defined benefits, certain provisions, income tax and valuation of contingencies. Actual results may differ from these estimates and assumptions.

b)      Basis of consolidation

The accompanying financial statements are presented on a consolidated basis under Mexican FRS. Those financial statements include that of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated or disposed of) from the date on which they are acquired and/or incorporated up to the date when they are sold and/or at the fiscal year end of the last year reported. The accounting consolidation was made based on the subsidiaries’ audited financial statements, prepared in accordance with Mexican FRS. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements. The accounting consolidation under Mexican FRS is virtually identical to the method under U.S. GAAP.

c)      Recognition of the impact of inflation on the financial information

The Group restates its consolidated financial statements in terms of the purchasing power of the currency as of the fiscal year end of the last period reported to recognize the impact of inflation. Consequently, the amounts of the financial statements for the current year are comparable to one another and with those of prior years. Accordingly, all prior years financial statement amounts presented herein differ from those originally reported.

Index

The impact of inflation on the financial information is recognized under Bulletin B-10, “Recognition of the Impact of Inflation on the Financial Information (Integrated document)” or Bulletin B-10 of Mexican FRS by applying the following procedures:

i)       The amounts of the accompanying financial statements and their notes are presented for comparative purposes in Mexican pesos of purchasing power of the currency as of December 31, 2007, by applying the inflation factor derived from the National Consumer Price Index or NCPI factor.

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

iii)      Monetary position represents the impact of inflation, as measured by the NCPI, on the purchasing power of the currency applicable to monetary items. The resulting gain or loss on monetary position is included in income as a component of comprehensive gain or loss on financing.

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

viii)    The deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus (less) the deficit (surplus) generated by the valuation of nonmonetary assets (inventories), based on the replacement cost above or below inflation by considering the NCPI factor. Deficit on restatement is included in stockholders’ equity as a component of comprehensive income of the year.

d)      Cash and cash equivalents

Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of highly liquid investments which when acquired have maturity dates of ninety days or less, payable on demand at market variable interest rates. Investments are made in banking institution and valued at market value (cost plus accrued interest). Interests and exchange fluctuation are included in income as a component of comprehensive gain or loss on financing.

e)      Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet, and assessed at fair value. The valuation effect, as well as costs and returns generated by financial instruments acquired for trading purposes (trading securities) are recorded as part of the comprehensive gain or loss on financing when incurred or earned, respectively.

Index

As of December 31, 2006 and 2007, the carrying value of financial instruments approximates its fair value due to their short-term nature and the available financing rates are considered for the Group, in connection with bank loans with similar terms and due dates. At the issue date of the financial statements, the Group had not entered into derivative financial instrument transactions or hedge transactions.

f)    Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss in all trade receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk thereof.

g)   Property and equipment

In accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15) of Mexican FRS, the Group periodically assesses the restated value of long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations regarding operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recovered. In that event, an impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof. The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless indications mentioned are of a temporary nature. Bulletin C-15 allows the reversal of the recognition of impairment under certain circumstances. Property and equipment to be disposed of are recorded at the lower of carrying value and the fair market value thereof, less sale related costs.

At 2006 and 2007 fiscal year end, the Group’s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment. Accordingly, fair value of property and equipment was equivalent to or greater than the carrying value thereof at that date.

h)   Intangible assets and goodwill

Intangible assets refer to costs incurred and/or rights or privileges acquired that generate future specific economic benefits over which the Group has control. Consequently: (i) development costs are capitalized as intangible assets under certain circumstances; (ii) preoperating costs are expensed when incurred; (iii) intangible assets acquired through a business combination are accounted for at the fair value as of the acquisition date and reported separately, unless their cost cannot be reasonably determined. In that event, they are accounted for collectively as goodwill. If there is no observable market for those assets their value is reduced to the amount of goodwill or to zero. The Group’s goodwill arises from business combinations through acquiring shares of capital stock of subsidiary companies at a price above or below the fair value of the net assets acquired at the acquisition date.

Intangible assets with a defined economic useful life are amortized over their useful life by using the straight-line method. Intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment valuation, by following the provisions referred to in paragraph g) above. Negative goodwill (excess of fair value of the net asset acquired over acquisition cost thereof) is recorded in income as a non-ordinary gain at the acquisition date.

At 2006 and 2007 fiscal year end, the Group completed the fair value based impairment test on its goodwill. As a result, the Group determined there was no impact of impairment that should be recorded.

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

Index

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

Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted that substantially exceed the immediate needs of the Group or represent contractual obligations (restrictive covenants or significant events related to liabilities).

j)    Labor obligations

i)    The Group recognizes the labor obligations for retirement pensions and seniority premiums for all their employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. These labor obligations are derived from defined benefit plans. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits are granted in the event of dismissal, in accordance with a certain formula referred to in plan.

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

The Group has created a fund placed in an irrevocable trust in the financial institution IXE Banco, S.A. to meet the labor obligations derived from defined benefits. During 2006 and 2007, the contributions to the fund based on actuarial computations amounted to Ps. 16,174 (Ps. 15,588 historical Mexican pesos) and Ps.15,512, respectively. Fund assets consisted of investments in equity securities, as well as investments in fixed income securities that are traded on the Mexican Stock Market.

ii)   The relevant information of the study performed by independent actuaries, regarding labor obligations is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates discounted by inflation).

December 31,
2006	2007
Labor liability
Accumulated benefit obligation	Ps.	162,707	Ps.	171,767
Additional benefit related to future
compensation increases		30,999		38,685
Projected benefit obligation		193,706		210,452
Fair value of plan assets		73,446		90,240
Funded status		120,260		120,212
Unrecognized net transition obligation		(42,433)		(36,636)
Negative amendments		15,515		9,922
Unrecognized net loss		(47,038)		(42,632)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized		46,304		50,866
Additional employee retirement liability		62,590		52,264
Net present liability	Ps.	108,894	Ps.	103,130

Index

December 31,
2006	2007
Net periodic cost
Service cost	Ps.	8,910	Ps.	8,292
Interest cost		9,154		9,968
Expected return on plan assets		(3,787)		(4,996)
Amortization of unrecognized net transition obligation		5,502		5,027
Amortization of amendments		(1,079)		(880)
Amortization of unrecognized net loss		2,021		1,777
Other				671
Net periodic cost	Ps.	20,721	Ps.	19,859

Assumptions (real rates)
Discount rate	5.5%	5.0%
Salary increase rate	1.0%	0.5%
Return on plan assets	6.5%	6.0%

Change in projected benefit obligation
Actual projected benefit obligation at
beginning of year	Ps.	175,456	Ps.	193,221
Service cost		14,487		8,583
Interest cost		8,335		10,316
Amendments				4,254
Actuarial loss		8,783		25,736
Benefits paid		(13,045)		(15,037)
Effect on curtailment on benefit obligation		(310)		(3,311)
Effect on settlement on benefit obligation				(13,310)
Projected benefit obligation at end of year	Ps.	193,706	Ps.	210,452

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	72,879	Ps.	89,011
Actual return on plan assets		13,851		25,998
Employer contributions		386		403
Benefits paid		(10,680)		(13,044)
Benefits paid as result of settlement effect				(12,128)
Asset reversion		(2,990)
Fair value of plan assets at end of year	Ps.	73,446	Ps.	90,240

Funded status	Ps.	120,260	Ps.	120,212
Unrecognized net transition obligation		(42,433)		(36,636)
Negative amendments		15,515		9,922
Unrecognized net loss		(47,038)		(42,632)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	46,304	Ps.	50,866

Index

December 31,
2006	2007
Amounts recognized in the statement of financial position consist of:
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	46,304	Ps.	50,866

Accrued benefit liability	Ps.	62,590	Ps.	52,266
Intangible asset		(34,514)		(33,139)
Accumulated other comprehensive income		(28,076)		(19,127)
	Ps.	-	Ps.	-
Net amount recognized	Ps.	46,304	Ps.	50,866

At 2006 and 2007 fiscal year end, the additional employee retirement liability (net present liability over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry in certain subsidiaries. The intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan. Therefore, at fiscal year end 2006 and 2007, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as a debit item in the amount of Ps. 28,076 (Ps.27,059 historical Mexican pesos) and Ps. 19,127, respectively, under Mexican FRS.

k)   Income Tax, Corporate Flat Tax (IETU-Spanish acronym), and employee profit sharing

i)    The Group records the provision for both income tax and employee profit sharing due based on the amount payable determined based on taxable income that is obtained as provided for in the tax provisions in effect.

ii)   As discussed in Note 12 f), the IETU Law went into effect on January 1, 2008. As a result of the transition, the Company and its subsidiaries performed a projection based on reasonable assumptions to identify the expected trend of tax on earnings (income tax or IETU) that will be due in the next three years, in accordance with the financial reporting standard interpretation IFRS-8 (Note 16 iii)). Accordingly, the Company and its subsidiaries determined that income tax will be paid normally in future years. Therefore, at 2007 fiscal year end, the Group recognized deferred income tax, as referred below. Management restates this estimate periodically.

iii)    The deferred income tax effect is determined by applying the “asset and liability method” in accordance with Mexican FRS which is virtually identical to U.S. GAAP. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances. The income tax rate in effect is applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements, as well as the amount of the tax loss carryforwards. In the event of any change in the income tax rate effective subsequent to the fiscal year end, the income tax rate that will be affected at the time it is estimated that the temporary differences are realized will be applied. Asset tax paid in the current year and in prior years that may be recoverable is recognized as deferred income tax asset under certain circumstances. The deferred income tax liability and/or asset are classified as a noncurrent item. The deferred employee profit sharing effect is determined under the same method.

Index

In the event that it is likely that a portion or the entire deferred income tax/employee profit sharing asset may not be realized, the Group periodically performs the valuation allowance to determine the amount of the deferred income tax/employee profit sharing asset that will be recorded. Any reduction in the deferred income tax/employee profit sharing asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. As of December 31, 2006 and 2007, the Group determined that there was no valuation allowance to be recognized.

iv)   The Group prepares its income tax return and asset tax return on a consolidated basis. The Group and its consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for Holding Company and controlled companies, respectively. The Group recognizes the impact of the eliminations that should be recorded for accounting and tax consolidation purposes. Consequently, the Group’s consolidated financial statements reflect the amount of the provision for income tax of the Company and that of its consolidated subsidiaries, adjusted for the impact of consolidation.

l)    Comprehensive gain or loss on financing (RIF - Spanish acronym)

The RIF consists of interest, the effect of exchange rate fluctuations, the gain or loss on monetary position, and changes in fair value of financial instruments. The RIF effect is recorded in income, except as discussed in the following paragraph.

Effective January 1, 2007, FRS D-6 “Capitalization of the comprehensive gain or loss on financing” requires that RIF attributable to ratable assets be capitalized. The amount of the ratable asset including the capitalized RIF should not exceed the amount of the expected economic benefit. Capitalization starts when activities to prepare the asset for its use or sale are being carried out, the investment has started, and interest has been accrued. Capitalization ends when activities for the use of the asset are completed or financing is liquidated. During 2007, the Group had not acquired ratable assets subject to capitalization.

Foreign currency denominated transaction is recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary item on the balance sheet is translated to Mexican pesos by using the exchange rate published by the Central Bank of Mexico at month-end. Resulting exchange fluctuation is recorded in income as a component of the RIF.

m)   Comprehensive income

Comprehensive income consists of the net income for the period, plus (less) other results (i.e. deficit on restatement and additional employee retirement liability) for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions. Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

n)   Earnings per share

Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Bulletin B-14, "Earnings per share" issued by the Mexican FRS. The Group has not carried out transactions that may result in the potential issuance of shares with a dilutive effect.

o)   Revenue recognition

Revenues are recognized in the period in which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determinable, and (iv) the collection is reasonably assured.

Index

p)   Accounting changes

      As of January 1, 2007, FRS B-3 “Income Statement” went into effect. Consequently, the 2006 income statement was changed to present it in accordance with that Standard. The changes are referred to: (i) revenues, costs, and expenses are classified as ordinary and non-ordinary; (ii) costs and expenses are classified by their function, which allows for determining gross profit; (iii) special items in income discussed in some FRS are classified as ordinary in "other revenues and expenses". Extraordinary items are classified as non-ordinary; and (iv) employee profit sharing is classified as an ordinary expense in “other revenues and expenses”, instead of being presented as tax on earnings. Adoption of this Standard had no material effect on the Group’s consolidated statement of income.

4.      Receivables:

	2006		2007
Trade receivables	Ps.	4,575,945	Ps.	4,869,385
Allowance for doubtful accounts		(361,461)		(330,861)
		4,214,484		4,538,524
Other receivables		79,936		149,142
Related parties		30,837		4,413
Value added tax recoverable		96,358		98,923
Income tax recoverable		173,541		3,779
Asset tax recoverable		5,249		1,486
	Ps.	4,600,405	Ps.	4,796,267

5.         Inventories:

	2006		2007

Pharmaceutical products	Ps.	2,733,997	Ps.	3,449,272
Beauty care products		341,182		524,624
Books and magazines		273,339		272,383
Electric appliances		3,370		3,207
Groceries		73,203		96,317
Other		12,315		13,942
		3,437,406		4,359,745
Estimate for slow-moving inventory		(7,281)		(6,517)
		3,430,125		4,353,228
Merchandise-in-transit		536,827		519,484
	Ps.	3,966,952	Ps.	4,872,712

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.         Property and equipment:

	2006				2007
	Total		Original cost		Restatement		Total

Buildings	Ps.	944,369	Ps.	291,201	Ps.	662,544	Ps.	953,745
Machinery and equipment		103,391		78,720		63,639		142,359
Transportation equipment		303,003		189,089		89,314		278,403
Office equipment		155,327		65,114		116,916		182,030
Computer equipment		359,067		194,577		181,448		376,025
		1,865,157		818,701		1,113,861		1,932,562
Less-accumulated depreciation		(1,019,541)		(338,819)		(710,684)		(1,049,503)
		845,616		479,882		403,177		883,059
Land		352,626		65,096		287,821		352,917
Construction-in-progress				33,845				33,845
	Ps.	1,198,242	Ps.	578,823	Ps.	690,998	Ps.	1,269,821

As of December, 31, 2005, 2006, and 2007, the annual depreciation expensed amounted to Ps..87,557, Ps. 64,418 and Ps. 77,108.

As of December 31, 2006 and 2007, the net restated value of the property and equipment of the subsidiary Drogueros included in the foregoing summary amounted to Ps. 150,443 and Ps. 164,017, respectively. The restatement for that property and equipment is determined by using the applicable NCPI factor to the original cost thereof from their respective dates of acquisition.

The average annual depreciation rates for 2006 and 2007 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

7.      Related party balances and transactions:

As of January 1, 2007, FRS C-13 “Related parties” went into effect with retrospective application. The concept of related parties includes: a) relatives of stockholders, members of the board of directors and key management personnel; and b) the fund of the Group’s employee benefit remunerations plan or some other entity that is a related party thereof.

As of December 31, 2006 and 2007, the related party balances and transactions were as follows:

		2006		2007
Aeroxtra, S.A. de C.V.	Ps.	2,075	Ps.	2,000
Xtra Inmuebles, S.A. de C.V.		2,104		2,214
Farmacias ABC		12,626
Comercializadora Casa Saba, S.A. de C.V. (former la Nueva Leona, S.A. de C.V.)		13,826
Grupo Xtra, S.A. de C.V.		206		199
	Ps.	30,837	Ps.	4,413

During 2006, the related party transactions were as follows:

		Selling (purchase) products		Rendered (received) services		Granted (received) financing
Aeroxtra	Ps.		Ps.	(10,874)	Ps.
Xtra Inmuebles				(4,972)
Comercializadora Casa Saba, S.A. de C.V.						13,826
Farmacias ABC		(12,626)
Total	Ps.	(12,626)	Ps.	(15,846)	Ps.	13,826

Index

During 2007, the related party transactions were as follows:

		Rendered (received) services		Interest income (expenses)

Aeroxtra	Ps.	(10,556)	Ps.
Xtra Inmuebles		(4,792)		(162)
	Ps.	(15,348)	Ps.	(162)

   As of December 31, 2006 and 2007, the total benefits granted to key management personnel or significant directors amounted to Ps. 31,128 and Ps. 30,262, respectively.

During 2006 and 2007, the Group had no other material related party agreements.

8.      Bank loans:

During the year ended December 31, 2006, Casa Saba obtained various unsecured loans from Scotiabank Inverlat, S.A. and Banco Santander Serfin, S.A. in various amounts. These loans bore variable interest at market rates. Interest is included as a component of comprehensive gain or loss on financing. The proceeds from these loans were used for working capital. Each loan was paid in full on its due date. At 2006 year end, the Group had bank debts payable in short term in the amount of Ps. 17,044 (Ps. 16,427 historical Mexican pesos). Applicable interest rates are adjusted monthly, in accordance with market rates in effect. At 2007 year end, the Group had no bank debts outstanding.

As of December 31, 2007, the Group had the following credit lines, subject to the liquid assets of banks, as follows:

Financial Institution		Amount
Banco Nacional de Mexico, S.A.	Ps.	100,000
Banco Santander Mexicano, S.A.		290,000
Scotiabank Inverlat, S.A.		50,000
	Ps.	440,000

9.      Deferred income tax and employee profit sharing:

As discussed in Note 2 k), the Company and its subsidiaries determined that the trend is that income tax will be paid normally in future years. Accordingly, at 2007 year end, the Company and its subsidiaries recognized deferred income tax and, therefore, deferred IETU will not be recorded. If those entities determine that IETU will be due based on estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU. If the event is circumstantial, the Group will recognize deferred income tax, even though IETU will be due in the period.

As of December 31, 2006 and 2007, the deferred income tax liability was as follows:

	2006		2007
Cumulative inventory	Ps.	2,658,644	Ps.	2,072,978
Allowance for doubfoul accounts and estimate for slow-moving inventory		(349,851)		(319,127)

Property and equipment		511,349		435,622

Other		410,363		251,531

Excess of accounting over tax values of assets and liabilities		3,230,505		2,441,004

Tax loss carryforwards		(11,898)		(14,525)

Controlled subsidiaries’s tax loss carryforwards generated before the consolidation tax		(317,075)		(305,588)
		2,901,532		2,120,891
Income tax rate		28%		28%
Deferred income tax		812,429		593,849

Less-
Asset tax recoverable		(65,178)
Deferred income tax liability	Ps.	747,251	Ps.	593,849

Index

The Group records the deferred income tax effect of the year in income, except for the deferred income tax effect that may be generated by temporary differences attributable to stockholders’ equity. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income, in accordance with Mexican FRS. This provision is virtually identical to U.S.GAAP.

The Group recognizes the deferred income tax asset derived from tax loss carryforwards. Their realization depends on generating sufficient taxable income prior to the expiration of those tax loss carryforwards. The deferred income tax asset realization attributable to other temporary items depends on generating sufficient taxable income in the periods on which such items are deductible for income tax purposes. Management estimates a high likelihood that the deferred income tax asset will be realized by taking into account the Group’s business plan and that IETU will not be generated as a permanent event.

As of December 31, 2005, 2006 and 2007, the provision for deferred income tax applied to income amounted to Ps. 95,481, Ps. (67,277) and (126,331), respectively; whereas the provision for deferred employee profit sharing amounted to Ps. (5,429), Ps. 1,030 in 2005 and 2006. There was no effect in fiscal 2007.

10.    Foreign currency position:

As of December 31, 2006 and 2007, assets and liabilities denominated in U.S. dollars were as follows:

		2006	2007
Current assets		$3,210		$2,997
Current liabilities		3,662		3,872
Net position in U.S. dollars		$(452)		$(875)
Net position (at fiscal year end constant Mexican pesos)	Ps.	(4,911)	Ps.	(9,541)

As of December 31, 2006 and 2007, the Group valued its U.S. dollars denominated assets and liabilities at the fiscal year end exchange rate of Ps. 10.88 (pesos) per dollar, and Ps. 10.92 (pesos) per dollar, respectively, published by the Central Bank of Mexico in the Official Daily Gazette.

As of April 24, 2008, issue date of the accompanying financial statements, the net consolidated U.S. dollar position was similar to that of December 31, 2007 and the exchange rate was Ps. 10.49 (pesos) per dollar.

As of December 31, 2006 and 2007, the Group did not have hedging instruments against foreign exchange risks.

11.    Stockholders’ equity:

Capital structure

As of December 31, 2006 and 2007, paid-in capital stock was as follows:

	Number of shares	Par value
		2006		2007
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173

	265,419,360	Ps.	167,903	Ps.	167,903

At fiscal year end constant Mexican pesos		Ps.	1,123,764	Ps.	1,123,764

Index

   As of December 31, 2006 and 2007, capital stock comprised of Series “Sole” 265,419,360 common shares fully subscribed for and paid, with no par value shown. Variable capital stock has no limits, in accordance with the amendment to the Company’s bylaws (See Note 1 g)).

Repurchase and resale of own shares (restricted earnings)

   The Company may acquire the shares representative of its capital stock with a charge to stockholders’ equity, without reducing capital stock, or with a charge to capital stock. In this last event, they become treasury shares, without requiring a resolution adopted by the stockholders. The General Ordinary Stockholders’ Meeting determines the amount that should be allocated toward share repurchases for each year. Those funds may not exceed the balance of the Company’s net earnings, including retained earnings. The amount of the reserve for own share repurchases is appropriated from retained earnings.

At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15% of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. At 2006 and 2007 year end, the Stockholders’ Meeting resolved to maintain the same level of the reserve approved by its similar on April 22, 2003. During 2006 and 2007, the stockholders resolved not to agree a specific number of shares and peso amount for repurchase its own shares.

Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock. Equity in earnings of subsidiaries is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. As of December 31, 2006 and 2007, the Company’s legal reserve amounted to Ps. 103,643 and Ps. 149,467, respectively, which is included in the line item "Retained earnings".

Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (CUFIN-Spanish acronym). Any dividends paid out in excess of CUFIN are subject to a 38.9% in fiscal 2007 (40.9% in fiscal 2006) tax rate payable by the Company and its subsidiaries, except as discussed in the following paragraph “Dividends among companies of the Group”. The resulting income tax may be offset against income tax due in the same year and the subsequent two years. The consolidated balance of CUFIN is determined as provided for in currently enacted tax legislation. As of December 2006, and 2007, the consolidated balance of CUFIN amounted to Ps. 1,059,371 and Ps. 2,118,183, respectively.

In April 2006 and 2007, dividends were declared at the Company’s Stockholders’ Meetings in the amounts of Ps. 160,320 and Ps. 175,372, respectively (Ps. 150,000 and Ps. 170,000 historical Mexican pesos), of retained earnings. Dividends paid did not exceed the consolidated balance of CUFIN at those dates. Therefore, no income tax was due.

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

Index

Dividends among companies of the Group

Dividends distributed among the Group’s companies that are not paid out of the CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidated. During 2006 and 2007, no corporate changes of that nature occurred in the Group.

12.    Tax system:

a)      Consolidated income tax due

i)       In fiscal 2005, 2006 and 2007, the annual income tax rate is 30%, 29% and 28%, respectively, in conformity with currently enacted tax legislation.

The Group determines the amount of income and asset taxes on a consolidated basis. For this purpose, the Company (Holding Company) includes the amount of “consolidating tax equity” in tax consolidation, that is, the amount of taxable income/tax loss generated in the year by its controlled companies is included in tax consolidation at 100% of the equity stake that the Holding Company holds in the capital stock of its controlled companies. In addition, the Holding Company also includes at 100% its individual taxable income/tax loss generated in the year in tax consolidation.

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

The Company and its subsidiaries with stock on hand in inventories as of December 31, 2004 (base inventory) chose to deduct the cost of sales of the base inventory for income tax purposes in 2005. Due to the foregoing, those entities will treat the value of “cumulative inventory” as taxable income for income tax purposes. At 2004 year end, cumulative inventory determined as provided for in the Income Tax Law amounted to Ps. 3,184,264 historical Mexican pesos. The accumulation of cumulative inventory is annual, effective fiscal 2005 up to 2012. Accumulation term was determined as provided for in the Income Tax Law.

At 2006 and 2007 fiscal year end, the cumulative inventory amount added to the taxable income for income tax purposes amounted to Ps. 499,666 (Ps. 481,564 historical Mexican pesos) and Ps. 499,604, respectively.

iii)     One of the Group’s consolidated subsidiaries (Transportes Marproa, S.A. de C.V. (Marproa), of which assets and revenues are not material to the Group’s consolidated operations), is authorized to pay its income and asset taxes separately from the Group under a tax regime known as the “administrative facilities”. This regime grants certain benefits regarding ascertainment of disbursements made by Marproa and others relative to crediting “consumption taxes”.

iv)      Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards, and the cumulative inventory effect of the year.

   At 2006 and 2007 year end, the Group generated consolidated taxable income for income tax in the amount of Ps. 1,256,468 (Ps. 1,210,948, historical Mexican pesos) and Ps. 1,278,265, respectively.

Index

b)      Consolidated asset tax due

     Effective January 1, 2007, consolidated asset tax is determined by applying a 1.25% annual tax rate on the restated average value of the consolidated assets. Up to December 31, 2006, the consolidated asset tax was determined by applying a 1.8% annual tax rate to the difference between the restated average value of the assets less the average face value of certain debts (net lending position). For this purpose, the Group considered the value of assets and value of debts of the controlled companies and the value of assets and debts of the Holding Company in the 100% consolidating tax equity.

     Asset tax is only paid on the amount on which it exceeds income tax for the year. Income tax paid during the year may be credited against asset tax due in the same year. Likewise, asset tax paid in excess of income tax due in the same period may be recovered over a ten year term, under certain circumstances. On the other hand, income tax paid in excess of asset tax due may be credited for the immediately foregoing three years, under certain circumstances. In fiscal 2006 and 2007, the consolidated Group did not generate asset tax payable. In those years, the Group made a recovery of asset tax paid in prior years in the amount of Ps. 61,245 (Ps. 59,026 historical Mexican pesos) and Ps. 56,698, respectively. This effect is shown in the accompanying income statement.

     Effective January 1, 2008, the new IETU Law repeals the Asset Tax Law, and establishes the possibility of claiming a refund on asset tax actually paid up to December 31, 2007, in accordance with a certain mechanism set forth in transition provisions. At 2007 year end, the Group did not have a recoverable consolidated balance.

c)      Tax loss carryforwards

i)       Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred up to the sixth month of the year when they can be offset against taxable income.

ii)      Tax loss carryforwards of the subsidiaries expire over a ten year term, effective the date on which the tax losses are incurred. The effect of these tax loss carryforwards should be reversed in the tax consolidation on the year when the subsidiary loses its carryforward right. The management deems this tax loss carryforwards amount is not material.

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

e)      Provision for income tax

In accordance with Mexican FRS, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Group's provisions for income tax in each year:

	Year ended December 31,
	2005	2006	2007

Statutory income tax rate	30%	29%	28%
Permanent differences:
Comprehensive cost of financing vs.
annual inflationary adjustment	1	1	(0)
Non-deductible items	(3)	(1)	(5)
Cumulative inventory	(4)	(12)	(9)
Other		8.9	7.8
Temporary differences:
Depreciation	1	1	1
Application of prior year tax loss
carryforwards	(2.8)	(1)	(2)

	22.2%	25.9%	20.8%

Index

In fiscal 2005, 2006 and 2007, the Group generated consolidated taxable income for income tax purposes in the amounts of Ps. 1,107,252, Ps. 1,256,468 and Ps. 1,278,265, respectively (Ps.1,025,570, Ps. 1,210,948 and Ps. 1,278,265 historical Mexican pesos, respectively).

At fiscal 2005 year end, income tax due was fully offset by the prior year consolidated tax loss carryforwards. The income tax effect offset amounted to Ps. 203,345.

f)       Corporate Flat Tax Law (LIETU - Spanish acronym)

     Effective January 1, 2008, the new Law repeals the Asset Tax Law and grants certain tax credits to taxpayers. IETU is a direct tax with a flat rate that taxes the net remaining cash flow of the entities that is used to pay production factors.

     The new Law does not contain a specific regime for tax consolidation purposes. Every entity that forms part of the Group on consolidation should pay IETU individually. For that, every entity may consider the amounts delivered to the holding company in terms of the Income Tax Law as its own income tax, which may be credited against IETU.

         IETU of the period is obtained by applying the appropriate tax rate to taxable income determined on a cash flow basis. Taxable income is obtained by reducing the authorized deductions from the taxable income considered by IETU. The annual IETU tax rate will be 16.5%, 17%, and 17.5% for fiscal 2008, 2009, and 2010, respectively.

         While IETU co-exists with income tax, IETU is paid if it exceeds income tax of the same period. IETU of the period is reduced by income tax (applicable to taxable income and that of dividends paid) of the same period that has actually been paid. If IETU is less than income tax, the Company is not subject to IETU. Moreover, if the authorized deductions exceed taxable income (negative base), the Company is not subject to IETU.

         The IETU Law allows some tax credits to be offset against IETU of the period. Tax credits are determined in accordance with specific procedures applicable to some items set forth in the new Law. The benefits of those tax credits cannot exceed certain percentages and its offset cannot exceed ten years, effective 2008. The significant items generating tax credits are: i) authorized deductions that exceed taxable income in the period (the excess is offset against income tax of the period or IETU that may be generated in future years), salaries and contributions of social security, investments in fixed assets and deferred charges made between January 1, 1998 and August 31, 2007, as well as inventories existing as of December 31, 2007.

13.    Tax on earnings:

	2006		2007
Income tax	Ps.	367,054	Ps.	369,578
Asset tax				1,677
Deferred income tax		(67,277)		(126,331)
Recovery of asset tax paid in prior years		(61,245)		(56,698)
	Ps.	238,532	Ps.	188,226

Index

14.    Segment information:

Although the Group distributes five product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment as discussed in Note 1).

As of December 31, 2005, 2006 and 2007, revenue attributable to each product line, was as follows:

	Millions of Mexican pesos
	2005		2006		2007
Pharmaceutical products	Ps.	20,445	Ps.	21,352	Ps.	22,050
Health and beauty aids/other products		2,078		1,995		2,119
Entertainment products		858		904		929
Food/non-perishable products		230		235		162
Office/electronic products		5
Total	Ps.	23,616	Ps.	24,486	Ps.	25,260

15.         Contingencies and commitments:

a)      On June 24, 2004, the Tax Administration System (SAT-Spanish acronym) determined an income tax liability payable by Casa Saba for the presumed excess of tax loss carryforwards that were offset unduly against taxable income in fiscal 2005. Pursuant to the foregoing, Casa Saba filed a petition for a tax liability remission with the pertinent authorities, in accordance with the provisions set forth in the Federal Revenue Law, in effect in 2007. In November 2007, Casa Saba paid the tax liability in the amount of Ps. 4,610, thereby fully concluding this matter.

b)      In February 2005, the Company and some of its subsidiaries filed an appeal for constitutional relief (amparo) (file 185/2005) with the Federal Tax Court against the tax amendment that binds companies, effective January 1, 2005, to adopt the change of the tax deduction of merchandise when acquired to the tax deduction of the cost of sales at the time such merchandise is sold (Note 12a). In October 2007, the authorities ruled against the appeal for constitutional relief. In the opinion of legal advisors, that ruling does not generate any contingency for the Company and its subsidiaries, since they have been applying the provisions whose unconstitutionality was contested.

c)      In May 2006, the subsidiary Servicios Administrativos Xtra, S. A. de C. V. (now Daltem Provee) filed an appeal for constitutional relief (file 4326/07/-17-11-8) with the Federal Tax Court against the provision of the Income Tax Law that limits the period for setting off the amount of tax losses generated on the sale of stock against taxable income may be generated in the future. At the date of the auditor’s report, the Federal Tax Court had not handed down a ruling in this matter. The subsidiary’s legal advisors believe that there are reasonable elements for having a favorable ruling handed down.

d)      In May 2007, the subsidiary Servicios Administrativos Casa Saba, S. A. de C. V. (now Daltern Provee) filed an appeal for constitutional relief (file 868/2007) with the Federal Tax Court against the provision of the Income Tax Law of 2002 that limits the period for setting off the amount of tax losses generated on the sale of stock against taxable income may be generated in the future and the computation of the tax cost thereof. At the date of the auditor’s report, the subsidiary obtained the appeal for constitutional relief. However, the authorities filed an appeal for review. Notwithstanding the foregoing, the subsidiary’s legal advisors consider that there are reasonable elements for having a favorable ruling handed down.

e)      In February 2007, the Group filed an appeal for constitutional relief (file 147/2007 and 284/2007 regarding subsidiary Transportes Marproa, S.A. de C.V.) with the Federal Tax Court against the tax amendment that binds taxpayers, effective January 1, 2007 to: (i) determine asset tax by applying a 1.25% annual rate to the restated average value of assets, and (ii) not reduce the value of debts contracted by taxpayer from the taxable basis in connection with this asset tax (Note 12 b)). At the date of the auditor’s report, the Federal Tax Court had not handed down a ruling in this matter.

Management believes that the matters discussed in paragraphs b), c), d) and e) above do not represent contingencies payable by the Group that would require a disbursement of economic resources in the future.

Index

f)       In accordance with the Income Tax Law, companies that carry out related party transactions are subject to tax obligations, with respect to the determination of prices agreed upon. Such prices should be comparable to prices that would be used with or between independent parties in arm’s length transactions. The tax authorities could reject the amounts determined and demand payment of taxes and related expenses. The Group’s management estimates that all related party transactions were agreed upon on arm’s length basis.

g)      The Group is involved in various lawsuits and claims derived from the normal course of its operations. Management believes that they will have no significant impact on the Group’s consolidated financial position and operating income.

h)      In accordance with currently enacted tax legislation, the Tax Authority has the power to review the five fiscal years prior to the last income tax return filed by the Company and its subsidiaries.

16.    New accounting pronouncements:

In December 2007, the CINIF issued the following Mexican FRS, effective January 1, 2008:

i)       FRS B-10, “Impact of inflation”. This Standard supersedes Bulletin B-10, “Recognition of the impact of inflation on the financial information” and sets forth standards to carry out this recognition by recognizing two economic environments: a) inflationary (inflation equal to or higher than 26% accumulated in the three prior years); and b) non-inflationary (inflation below that percentage). In addition:

The entity should not recognize the impact of inflation, effective the period in which the change is confirmed from an inflationary economic environment to non-inflationary. However, the impact of restatement recognized up to the last period in which the entity operated in an inflationary environment should be maintained in the financial statements. In the change from a non-inflationary economic environment to an inflationary environment, the entity should retrospectively recognize the impact of inflation not recognized in the periods in which the environment was non-inflationary.

The Standard eliminates the valuation of inventories at replacement costs, as well as the valuation method of assets from a nonresident source. Moreover, the accumulated effect of the gain or loss on holding nonmonetary assets and the gain or loss on holding monetary assets segregated in stockholders’ equity will be reclassified to retained earnings.

As a result, the Group will no longer recognize the impact of inflation in its financial statements, effective 2008, since the economic environment in which it operates changed from inflationary to non-inflationary. Adoption of this Mexican FRS will not have a material impact on the Group’s consolidated financial position and operating income.

ii)      FRS D-4, “Tax on earnings”. This Standard supersedes Bulletin D-4, “Accounting treatment of income tax, asset tax, and employee profit sharing”. In addition:

FRS D-4 replaces the accounting treatment of employee profit sharing in FRS D-3 "Employee fringe benefits". Further it sets forth that the deferred income tax balance derived from the initial application of Bulletin D-4 be reclassified to retained earnigs, unless the amount is related to a comprehensive item that has not been recycled yet. In that case, that amount should be incorporated into the comprehensive item. Up to fiscal 2007, that initial application balance used to be presented in stockholders’ equity. Adoption of this Mexican FRS will not have a material impact on the Group’s consolidated financial position and operating income.

Index

iii)      IFRS-8, “Effects of corporate flat tax” (IETU-Spanish acronym). This Standard sets forth that the effect of the tax on earnings due in the period (income tax or IETU) is presented in income. IETU tax credits form part of that tax due. In addition:

The deferred IETU asset or liability is determined on temporary differences, tax losses, and tax credits. The deferred effect on temporary items is calculated based on the “asset and liability method” by considering the differences between book and tax values of assets and liabilities at the date of the financial statements. The IETU tax rate will be that in effect on the date on which it is estimated that temporary differences are reversed and/or tax losses and tax credits are applied. The deferred IETU asset and/or liability are classified as a noncurrent item. Asset tax recoverable is recognized as a deferred tax asset under certain circumstances, provided that it can be offset against the tax on earnings.

In accordance with IFRS, the Group carried out a projection to identify the expected trend of the tax on earnings (income tax or IETU) that will be due in the next three years. As a result, the Group determined that normally income tax will be paid in future years. Accordingly, the Group recognized deferred income tax and, therefore, deferred IETU will not be recorded. Management restates this estimate periodically.

iv)      FRS D-3, “Employee fringe benefits”. This Standard supersedes Bulletin D-3, “Labor obligations”. In addition:

●
the Standard does not recognize an opening net transition asset or obligation, unless a new defined fringe benefit plan is established. In that event, prior services should be amortized over the remaining labor life of employees. The actuarial gain or loss can be recognized in income as accrued, in accordance with a certain “fluctuation range”.

●	additional employee retirement liability and its offsetting entry are eliminated.
●	actuarial gains and losses and prior services of severance benefits to employees due to causes other than restructuring are recognized in income, unless a certain FRS permits it to be capitalized.
●
it incorporates the regulations of employee profit sharing set forth in Bulletin D-4, discussed in paragraph ii) above. Deferred employee profit sharing should be recognized by applying the asset and liability method.

●
it incorporates the regulations applicable to benefits for dismissal due to restructuring set forth in Bulletin C-9 "Liability, provisions, contingent assets and liabilities and commitments" of Mexican FRS.

In addition, the Group is in the process of defining the recognition of the following effects:

The unrecognized net transition obligation for pensions and seniority premium existing as of December 31, 2007 in the amount of Ps. 36,636 may be amortized over a five year period, since the remaining life of employees exceeds that period. The Group will define if existing actuarial losses in the amount of Ps. 42,634 at that date will be applied against the net transition obligation referred to above, and the remaining against income in the amount of Ps. 5,998. As of January 1, 2008, the additional employee retirement liability and its offsetting entries intangible asset and other comprehensive item amounting to Ps. 52,266, Ps. 33,139, and Ps. 19,127, respectively, have been eliminated.

v)      FRS B-2, “Statement of cash flows”. This Standard supersedes Bulletin B-12 “Statement of changes in financial position” (statement of changes). In addition: a) the statement of cash flows presents cash receipts and disbursements that occurred in the period, while the statement of changes shows the changes in the entity’s financial structure; and (b) in an inflationary environment, the statement of cash flows eliminates the impact on inflation recognized in the financial statements. The statement of changes does not require that elimination.

The FRS B-2 effect should be recognized prospectively, therefore, the financial statements of periods prior to fiscal 2008 that are presented comparatively with the current period should include the statement of changes.

Index

vi)      FRS B-15, “Foreign currency translation”. This Standard supersedes Bulletin B-15, “Transactions in foreign currency and translation of financial statements of foreign operations”. In addition:

a)      the classifications of integrated foreign operation and foreign entity disappear, and the items recording currency, functional currency, and reporting currency are incorporated;

b)      the translation of financial information of a foreign transaction refers to the change from the recording currency to the functional currency,  and  from the functional currency to the reporting currency;

c)      the financial statements can be presented in a reporting currency other than its functional currency; and

d)      the accounting changes derived from the initial application of the Standard should be recognized prospectively, except for the effect of the change from reporting currency that should be recognized retrospectively.

At 2007 year end, the Group had not carried out foreign transactions which require that the financial information be translated in order to include it in the financial statements of the reporting entity. However, this does not mean that the Group cannot realize them in the future.

17.    Authorization to issue financial statements

On April 24, 2008, the Board of Directors authorized the accompanying financial statements and its notes to be issued. Those financial statements will be submitted to the stockholders for approval at the Stockholders’ Meeting that will be held on April 29, 2008.

18.    Differences between Mexican FRS and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican FRS, which differ in certain material respects from U.S. GAAP. A partial reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP is presented in Note 19). This partial reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican FRS, Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican FRS and U.S. GAAP.

a)      Statements of Cash Flows

The Group prepares the consolidated statements of changes in financial position in accordance with Bulletin B-12, "Statement of changes in financial position". Bulletin B-12 specifies the appropriate presentation of this statement when the financial statements have been restated to constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the line item "Deficit on restatement". The Bulletin also requires treating monetary gains and losses and unrealized gains and losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constitute cash flow activity stated in constant Mexican pesos. Under Mexican FRS, the changes in current and long-term debt related to restatement to constant Mexican pesos are presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position is presented as a component of operating activities.

Index

    Under Statement of Financial Accounting Standard No. 95, "Statement of Cash Flows" (SFAS 95), a statement of cash flows that presents only cash movement and excludes non-cash items is required. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the loss on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps. 528,399, Ps. 248,146 and Ps. 514,352 and net cash used in financing activities would be Ps. (187,109), Ps. (198,073) and Ps. (241,067) in 2005, 2006 and 2007, respectively.

b)      Deferred income tax and employee profit sharing

i)       The Group adopted SFAS No. 109, "Accounting for income taxes" (SFAS 109) for U.S. GAAP reconciliation purposes. SFAS 109 determines the deferred income tax effect by applying the "asset and liability method".

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

The foregoing provision is virtually identical to Mexican FRS, except that the recognition of the accumulated initial effect of the asset and liability method as of January 1, 2000 was recorded to stockholders’ equity for FRS Mexican purposes.

ii)      Under Mexican FRS, the impact of inflation on the deferred income tax balance generated is recognized in the gain (loss) on monetary position. Under U.S. GAAP, the deferred income tax balance is classified as a nonmonetary item. As a result, the income statement differs regarding the presentation of the gain (loss) on monetary position and deferred income tax provision.

iii)     Under U.S. GAAP, the deferred income tax effect should be classified as current and noncurrent, based on the classification of the asset and liability items that give rise to it. As of December 31, 2006 and 2007, the deferred income tax effect under Mexican FRS and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
	2006		2007		2006		2007
Current	Ps.		Ps.		Ps.	(48,234)	Ps.	(22,994)

Noncurrent		747,251		593,849		795,485		616,843

	Ps.	747,251	Ps.	593,849	Ps.	747,251	Ps.	593,849

iv)      The Group is obligated to pay profit sharing to its employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law, as explained in Note 12d). Therefore, employee profit sharing is subject to the future consequences of temporary differences in the same manner as income tax.

For U.S. GAAP purposes, in fiscal 2005, 2006, the deferred employee profit sharing amounted to Ps.(5,429) and Ps. 1,030, respectively. In fiscal 2007, there was no effect. Employee profit sharing is classified as an operating expense for U.S. GAAP purposes. For Mexican FRS, effective January 1, 2007, employee profit sharing is classified as an ordinary expense in “other revenues and expenses”, instead of being presented as tax on earnings. Adoption of this Standard had no material effect on the Group’s consolidated statement of income (see Note 3 p) “Accounting changes”.

Under U.S. GAAP, the deferred employee profit sharing effect should be classified as current and non-current.The components of the U.S. GAAP employee profit sharing as of December 31, 2005, 2006 and 2007, were as follows:

Index

	DEFERRED EMPLOYEE PROFIT SHARING
	CONSTANT MEXICAN PESOS
	2005		2006		2007
Current
Cumulative inventory	Ps.	9,276	Ps.		Ps.
Non-deductible reserves		(6,240)		(176)
		3,036		(176)

Non-current
Cumulative inventory				3,922
Property and equipment		82		282		197
		82		4,204		197
	Ps.	3,118	Ps.	4,028	Ps.	197

c)      Additional employee retirement liability and unrecognized net transition obligation

i)       At fiscal 2006 and 2007 year end, the additional employee retirement liability exceeded the limit amount for recording an intangible asset as an offsetting entry. Intangible asset referred is only recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of plan, under Mexican FRS. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as a debit item in the amount of Ps. 28,076 and Ps. 19,127.

For U.S. GAAP reconciliation, the additional employee retirement liability along with its offseting intangible asset for retirement pensions, seniority premium and severance benefits were reversed in the amount of Ps. 33,137.

For U.S. GAAP, in September 2006, the FASB issued SFAS No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132R”. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 is effective for fiscal years ending after December 15, 2006 for employers with publicly traded equity securities. Therefore, the funded status of the defined pension benefit and other postretirement plans which considers the gain or losses and prior service cost arose during the period amounting to Ps. 25,348, was recorded. This amount was recognized in other comprehensive income and net periodic cost of the year net of income tax in the amounts of Ps. 13,288 and Ps. 12,060, respectively. Therefore a reconciliation line item is shown in Note 19).

ii)      Effective January 1, 2005, the revised Bulletin D-3 required that the severance benefits referred in Note 3 j) be assessed upon termination of the employer/employee relationship. Accordingly, severance benefits granted to employees due to causes other than restructuring were valued by using the projected unit credit method. The same recognition criteria under U.S. GAAP are established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits” which has been effective since 1994. Under Mexican FRS, the recognition of the accumulated initial effect of the net transition obligation amounting to Ps. 4,268 was fully amortized in income in 2006 fiscal year. Under U.S. GAAP this effect was included in income in 2005 fiscal year.

For 2007 U.S. GAAP reconciliation, additional severance benefits liability along with its offseting entry intangible asset was reversed in the amount of Ps. 2,863. This amount was recognized in income. Therefore a reconciliation line item is shown in Note 19).

Index

19.    Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share
NET INCOME	Year						Convenience Translation
	2005		2006		2007		2007

Net income under Mexican FRS	Ps.	786,226	Ps.	916,563	Ps.	905,087	$82,916

Additional employee retirement liability (Note 18.c)		(30,563)		30,563		(12,060)	(1,105)

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share
NET INCOME	Year						Convenience Translation
	2005		2006		2007		2007

Unrecognized net transition obligation (Note 18.c)		(4,428)		4,428		(2,863)	(262)

		(34,991)		34,991		(14,923)	(1,367)

Net income under U.S. GAAP	Ps.	751,235	Ps.	951,554	Ps.	890,164	$81,549

Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per share under U.S. GAAP	Ps.	2.83	Ps.	3.59	Ps.	3.35

Because Mexican FRS requires use of a comprehensive method for recognizing the impact of inflation and because the financial statements are prepared on this basis, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading “impact of inflation accounting on U.S. GAAP adjustments.”

STOCKHOLDERS’ EQUITY							Convenience Translation
	2005		2006		2007		2007

Stockholders’ equity under Mexican FRS	Ps.	4,981,794	Ps.	5,544,017	Ps.	6,092,720	$558,161

Additional employee retirement Liability (Note 18.c)		(30,563)				(25,348)	(2,322)

Unrecognized net transition Obligation		(4,428)				(2,863)	(262)

Amortization of goodwill		26,928		26,928		26,928	2,467
		(8,063)		26,928		(1,283)	2,205

Stockholders’ equity under U.S. GAAP	Ps.	4,973,731	Ps.	5,570,945	Ps.	6,091,437	$560,366

Index

Changes in stockholders' equity under U.S. GAAP							Convenience Translation
	2005		2006		2007		2007
Stockholders’ equity under
U.S. GAAP as of beginning of the year	Ps.	4,526,329	Ps.	4,973,731	Ps.	5,570,945	$510,361

Comprehensive income under U.S. GAAP		587,717		757,534		695,864	63,749

Dividends paid		(140,315)		(160,320)		(175,372)	(16,066)

Stockholders’ equity under U.S. GAAP at year end	Ps.	4,973,731	Ps.	5,570,945	Ps.	6,091,437	$558,044

Comprehensive income under U.S. GAAP							Convenience Translation
	2005		2006		2007		2007

Net income under U.S. GAAP	Ps.	751,235	Ps.	951,554	Ps.	890,164	$81,549

Deficit on restatement		(132,955)		(196,507)		(189,961)	(17,403)

Additional employee retirement Liability		(30,563)		2,487		(4,339)	(398)

Comprehensive income under U.S. GAAP	Ps.	587,717	Ps.	757,534	Ps.	695,864	$63,748

20.    Supplementary U.S. GAAP disclosures:

a)      Financial instruments with off-balance-sheet risk

Under the provisions of SFAS No. 105, "Disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico. No single customer accounted for a significant amount of the Group’s sales in fiscal 2005, 2006 and 2007, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

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

Index

c)      Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the assets. The impairment of a long-lived asset that must be charged to the income is the amount by which the net book value exceeds its recovery value. At fiscal 2005, 2006 and 2007 year end, there were no indications that the net book value of long-lived asset may not be recoverable. Bulletin C-15, "Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is pemitted under Mexican FRS.

SFAS 144, "Accounting for the impairment or disposal of long-lived assets" sets forth: (i) the write-down for impairment is not allowed to be reversed and, (ii) the valuation of fixed assets and some intangibles held for sale at the lower of (a) net book value or (b) their realization value. In addition, SFAS 144 specifies the criteria that would have to be met to classify an asset as held-for-sale and new rules to reporting the effects of a disposal of a segment of business. Those rules further require showing expected future operating losses from discontinued operations in the period in which the losses are incurred (rather than as of the measurement date presently required by APB No. 30). At fiscal 2005, 2006 and 2007 year end, the Group did not hold any long-lived assets held-for-sale or discontinued operations.

d)      Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the short-term debt generated by loans obtained from Mexican banks for financing its operations. The Group has managed its interest rate risks considering the available financing rates, in connection with bank loans with similar terms and due dates.

e)      Fair value of financial instruments

The carrying amount for cash and cash equivalents, accounts receivable, other accounts receivable, accounts payable, receivables due from and payable to related parties, and accrued liabilities and short term debt approximates their fair value due to their short-term nature.

f)       Segment information

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes five product lines, it considers all of its operations, and reports the results to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its five product lines. Revenue attributable to each of the five product lines for the years ended December 31, 2005, 2006 and 2007, is mentioned in Note 14).

g)      Variable interest entities

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) clarifies existing accounting for whether variable interest entities should be consolidated in the financial statements based upon the investee’s ability to finance its activities without additional financial support and whether investors possess characteristics of a controlling financial interest. Management assessed the applicability of FIN 46 to its leases with related parties discussed in Note 7), and does not believe this standard had a material impact on its financial position or its results of operations at fiscal 2005, 2006, and 2007 year end.

Index

h)      Recently Issued Accounting Pronouncements

FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109”. FIN 48 establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Group’s consolidated financial statements. On initial application, FIN 48 is applied to all tax position for which the statute of limitations remains open. Only tax positions that meet the more-likely than-not recognition threshold at the adoption date are recognized or continue to be recognized. The cumulative effect of applying FIN 48 will be reported as an adjustment to retained earnigs at the beginning of the period in which it is adopted.

Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Group on January 1, 2007. The adoption of FIN 48 did not have a significant effect on its financial statements.

FASB 157, “Fair Value Measurements”

In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (FASB 157). The Statement does not change existing accounting rules governing what can or what must be recognized and reported at fair value in the Group’s financial statements, or disclosed at fair value. Additionally, FASB 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value. As a result, the Group was not required to recognize any new instruments at fair value.

The Statement requires the Group to apply valuation techniques that (1) place greater reliance on observable inputs and less reliance on unobservable inputs and (2) are consistent with the market approach, the income approach, and/or the cost approach. The Statement also requires the Group to include enhanced disclosures of fair value measurements in its financial statements.

FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods that fall within those fiscal years. The adoption of Statement 157 did not have a significant effect on its consolidated financial statements.

EITF Issue 06-9, “Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee,”

In November 2006, a consensus was reached on EITF Issue 06-9. The guidance in EITF Issue 06-9 addresses how the reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee. A reporting entity should recognize the effect of a change to (or elimination of) an existing difference between its reporting period and the reporting period of a consolidated subsidiary or an equity method investee as a change in accounting principle in accordance with the provisions of Statement 154.

The consensus is effective for changes to, or eliminations of, previously existing differences in the reporting periods of a parent and a subsidiary (or investor and equity method investee) that occur in interim or annual reporting periods beginning after November 29, 2006 (January 1, 2007 for a calendar-year entity). The Group’s adoption of these provisions had no impact on its consolidated results and financial position.

FASB 159, “The Fair Value Option for Financial Assets and Financial Liabilities”

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

Index

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

Statement 141R, “Business combinations”

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement 141 (revised 2007), “Business Combinations” (Statement 141R) to change how an entity accounts for the acquisition of a business. When effective, Statement 141R will replace existing Statement 141 in its entirety.

Statement 141R carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, Statement 141R will require acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree. Statement 141R will eliminate the current cost–based purchase method under Statement 141.

The new measurement requirements will result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests. The acquirer will recognize in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business will be included as part of the business combination accounting. As a result, those costs will be charged to expense when incurred, except for debt or equity issuance costs, which will be accounted for in accordance with other generally accepted accounting principles.

Statement 141R will also change the accounting for contingent consideration, in process research and development, contingencies, and restructuring costs. In addition, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination that occur after the measurement period will impact income taxes under Statement 141R.

Statement 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company intends to adopt Statement 141R effective January 1, 2009 and apply its provisions prospectively. The Company is going to evaluate the impact that the adoption of Statement 141R will have on its consolidated results and financial position.

141R effect on income taxes in a business combination

The Company currently records all changes to a valuation allowance for acquired deferred tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense. However, Statement 141R amends Statement 109 and Interpretation 48 to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes to an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill. This accounting will be required when Statement 141R becomes effective (January 1, 2009 for the Company) and applies to valuation allowances and tax positions related to acquisitions accounted for originally under Statement 141 as well as those accounted for under Statement 141R.

Index

The Company does not have a valuation allowance at December 31, 2007 related to deferred tax assets acquired in a business combination. Any change in the valuation allowance subsequent to December 31, 2008 will be recorded as a reduction of income tax expense rather than as a reduction of goodwill.

141R effect on goodwill impairment testing

Statement 141R amends the goodwill impairment test requirements in Statement 142. For a goodwill impairment test as of a date after the effective date of Statement 141R, the value of the reporting unit and the amount of implied goodwill, calculated in the second step of the test, will be determined in accordance with the measurement and recognition guidance on accounting for business combinations under Statement 141R. This change could effect the determination of what amount, if any, should be recognized as an impairment loss for goodwill recorded before the effective date of Statement 141R. This accounting will be required when Statement 141R becomes effective (January 1, 2009 for the Company) and applies to goodwill related to acquisitions accounted for originally under Statement 141 as well as those accounted for under Statement 141R.
The Company has Ps. 217,214 of goodwill at December 31, 2007 related to previous business combinations. The Company has not determined what effect, if any, Statement 141R will have on the results of its impairment testing subsequent to December 31, 2008.

Statement 160, “Noncontrolling interests”

In December 2007, the FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statements: an amendment of ARB No. 51”. The new Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. Statement 160 replaces the existing minority-interest provisions of Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements, by defining a new term—noncontrolling interests—to replace what were previously called minority interests. The new standard establishes noncontrolling interests as a component of the equity of a consolidated entity.

The underlying principle of the new standard is that both the controlling interest and the noncontrolling interests are part of the equity of a single economic entity: the consolidated reporting entity. Classifying noncontrolling interests as a component of consolidated equity is a change from the current practice of treating minority interests as a mezzanine item between liabilities and equity or as a liability. The change affects both the accounting and financial reporting for noncontrolling interests in a consolidated subsidiary.

Statement 160 includes reporting requirements intended to clearly identify and differentiate the interests of the parent and the interests of the noncontrolling owners. The reporting requirements are required to be applied retrospectively. Statement 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited.

The Company intends to adopt Statement 160 effective January 1, 2009 and apply its provisions prospectively.

The Company currently does not believe that the adoption of Statement 160 will have a significant effect on its financial statements.

EITF Issue 07-6, “Accounting for the sale of real estate that includes a buy-sell clause”

Index

In December 2007, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (EITF) on EITF Issue 07-6, “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66 When the Agreement Includes a Buy-Sell Clause,” to clarify whether a buy-sell clause is a prohibited form of continuing involvement that would preclude partial sales treatment under FASB Statement 66, Accounting for Sales of Real Estate. EITF Issue 07-6 applies to real estate sales transactions that include a buy-sell clause and are subject to the requirements of Statement 66. The scope of this Issue includes the sale of real estate to an entity that is both (a) partially owned by the seller and (b) subject to a buy-sell clause included in the arrangement between the seller and the other investor (the buyer) of the jointly owned entity.

According to the guidance in EITF Issue 07-6, a buy-sell clause, in and of itself, does not constitute a prohibited form of continuing involvement that would preclude partial sales treatment under Statement 66. However, all of the relevant facts and circumstances of the arrangement containing the buy-sell clause should be evaluated to determine if the clause either gives the buyer an in-substance option to put to the seller its interest in the jointly owned entity or gives the seller an in-substance option to reacquire the real estate by acquiring the buyer’s interest in the jointly owned entity.

The consensus in EITF Issue 07-6 is effective for new agreements entered into in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2007. Early adoption is not permitted.

The Company adopted EITF Issue 07-6 effective January 1, 2008. The adoption of this consensus did not have a significant effect on its financial statements.The impact of applying this consensus will depend on the terms of the contractual arrangements in real estate transactions that are entered into by the Company on or after January 1, 2008 that may include buy-sell clauses or other similar arrangements.

EITF Issue 07-1, “Accounting for collaborative arrangements”

In December 2007, the FASB ratified a consensus opinion reached by the EITF on EITF Issue 07-1, “Accounting for Collaborative Arrangements.” The guidance in EITF Issue 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement).

The consensus in EITF Issue 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The consensus requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis.

The Company intends to adopt EITF Issue 07-1 effective January 1, 2009 and retrospectively apply the requirements of this consensus to its collaborative arrangements in existence on that date.

The Company is evaluating the impact EITF Issue 07-1 will have on its financial statements. The Company currently does not believe that the adoption of EITF Issue 07-1 will have a significant effect on its financial statements.

Staff Accounting Bulletin (SAB) 110, “Share-Based Payment”

In December 2007, the SEC staff issued Staff Accounting Bulletin (SAB) 110, “Share-Based Payment,” which amends SAB 107, Share-Based Payment, to permit public companies, under certain circumstances, to use the simplified method in SAB 107 for employee option grants after December 31, 2007. Use of the simplified method after December 2007 is permitted only for companies whose historical data about their employees’ exercise behavior does not provide a reasonable basis for estimating the expected term of the options.

SAB 110 is effective for employee options granted after December 31, 2007. The Company intends to adopt SAB 110 effective January 1, 2008. The Company currently does not believe that the adoption of this Bulletin will have an effect on its financial statements.

SAB 109, “Written loan commitments recorded at fair value”

Index

In November 2007, the SEC issued SAB 109, “Written Loan Commitments Recorded at Fair Value Through Earnings”, which supersedes SAB 105, “Application of Accounting Principles to Loan Commitments”. SAB 109 reflects the staff’s current view that the fair value measurement of derivative and other written loan commitments that are accounted for at fair value through earnings should include the expected net future cash flows related to the associated servicing of the loan.

The SEC staff expects registrants to apply its views on including the expected net future cash flows from the servicing of a loan in the measurement of fair value prospectively to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.

The Company intends to adopt SAB 109 effective January 1, 2008. The Company currently does not believe that the adoption of SAB 109 will have an effect on its financial statements.

21.    Subsequent event

Through a stock purchase agreement dated May 15, 2008, the Company acquired all of the issued and outstanding shares of the capital stock of Drogasmil Medicamentos e Perfumeria, S.A. (Drogasmil) which is incorporated in Brasil. The acquired Company distributes pharmaceutical products. The agreed upon selling price amounted to $ 185 millions of Brasilian real (U.S. $ 115 millions, approximately).