Form 20-F
period 2008-12-31
GRUPO CASA SABA SA DE CV
filed 2009-07-15
CIK 906779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2008

Commission file number 1-12632

Grupo Casa Saba, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Mexico
(Jurisdiction of Incorporation or Organization)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec,  México, D.F. 11000

México
(Address of Principal Executive Offices)

Sandra Yatsko
+(52 55) 5284-6698
+(52 55) 5284-6633
syatsko@casasaba.com
Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec,  México, D.F. 11000
(Name, Telephone, E-mail and/or facsimile number and address of contact person)

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2008 was:

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

Yes __                                                    No  X

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X                                                    No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Yes __                                                    No __

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

Yes __      No X

i

INTRODUCTION

Grupo Casa Saba, S.A.B. de C.V. is a limited liability stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of the United Mexican States, or Mexico, and is a holding company that conducts substantially all of its operations through subsidiaries.  In this annual report, except when indicated or the context otherwise requires, the words “Grupo Casa Saba”, “the Group”, “the Company”, “we”, “us”, “our” and “ours” refer to Grupo Casa Saba, S.A.B. de C.V. and its consolidated subsidiaries.  Each subsidiary of Grupo Casa Saba is an independent legal entity with its own accounting, corporate structure and records, executives and employees.  References in this annual report to divisions are to combinations of various subsidiaries that have been grouped together for management and presentation purposes.

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2008, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 13.8325  to one U.S. Dollar.  See “Item 3. Key Information—Exchange Rate Information”.

Unless otherwise specified, information included in this annual report is as of December 31, 2008.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos, references to “R$” or “Reals” are to Brazilian Reals, and references to “Dollars,” “U.S. Dollars,” “$” or “U.S.$” are to United States Dollars.  Certain amounts included in this annual report may not sum due to rounding.

MARKET SHARE AND OTHER INFORMATION

Market share information for our private sector pharmaceutical sales is based on statistics provided exclusively to us by IMS A.G., known internationally as IMS Health, the statistics provided by the Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian Association of Pharmacy and Drugstore Networks, or Abrafarma, and our own Company estimates.

INTELLECTUAL PROPERTY

This annual report includes names of certain products, trade names and brand names which constitute trademarks that we own or license. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those companies.

FORWARD-LOOKING STATEMENTS

Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as “anticipate”, “believe”, “continue”, “expect”, “estimate”, “project”, “potential”, “should”, “could”, “assume”, “intend”, “will”, “will likely result”, “may”, “plan”, or words or phrases of similar meaning that are predictions or indicative of future events and future trends.  These statements are contained in the sections entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating Financial Review and Prospects” and other sections of this annual report.

Forward-looking statements reflect our best assessment at the time and thus involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements.  Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this annual report.

The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

●	International, national and local general economic and market conditions, inflation and interest rate movements;
●	The overall size and growth of the Mexican and Brazilian pharmaceutical markets;
●	The level of competition among distributors, suppliers and sellers of pharmaceuticals;
●	Fluctuations and difficulty in forecasting operating results;
●	Our ability to integrate acquisitions and expansion into new businesses, including the retail pharmacy business;
●	Dependence on suppliers and clients;
●	General risks associated with doing business in Mexico and Brazil, including political and economic instability and changes in government regulations; and
●	Other factors referenced in this annual report.

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

The predictive and forward-looking statements in this annual report may never materialize and are made under the SEC’s disclosure safe harbor.  Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

(a)	Selected Financial Data

We prepare our audited consolidated financial statements in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differs in some significant respects from U.S. GAAP.  Note 17 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, and describes differences in presentation between the statement of changes in financial position under Mexican FRS and the requirements under U.S. GAAP for a statement of cash flows.  Note 18 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

We publish our consolidated financial statements in Mexican Pesos.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented.  The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI.  The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on non-monetary items, which were presented in the financial statements.  See Note 3 to our consolidated financial statements.

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of Mexican inflation in recent years (6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the economic environment as inflationary.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2009.  These expectations could change depending on actual economic performance.

As a result, we are presenting our 2008 financial statements without inflation accounting.  Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 17 and 18 to our audited consolidated financial statements.

The information set forth in the following table has been selected from our audited consolidated financial statements for the periods indicated.  This information should be read together with, and it is qualified in its entirety by reference to, our audited consolidated financial statements, the notes to such financial statements and the information under the section entitled “Item 5.  Operating and Financial Review and Prospects”.

Year ended December 31,	2004	2005	2006	2007	2008	2008 (1)
(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	22,949,403	23,615,926	24,486,493	25,259,662	28,400,059	2,053,140
Gross profit	2,362,542	2,436,935	2,420,076	2,484,257	3,065,588	221,622
Operating expenses	1,472,464	1,470,392	1,365,941	1,424,852	2,104,883	152,169
Operating income, net	890,078	966,543	1,054,135	1,059,405	960,705	69,453
Comprehensive cost of financing, net	17,621	(1,693)	(4,351)	17,848	181,118	13,094
Other income (2)	55,671	42,303	46,331	51,756	58,189	4,207
Income before taxes and employee profit sharing	928,128	1,010,539	1,155,095	1,093,313	897,567	64,888
Net income	723,854	786,226	916,563	905,087	595,118	43,023
Net income per Ordinary Share (3)	2.63	2.96	3.45	3.41	2.24	0.16
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	22,949,403	23,615,926	24,486,493	25,259,662	28,400,059	2,053,140
Gross profit	2,362,542	2,436,935	2,420,076	2,484,257	3,065,588	221,622
Operating income	890,078	966,543	1,054,135	1,059,405	963,648	69,666
Income before taxes and employee profit sharing	928,128	1,009,708	1,155,095	1,093,313	897,567	64,888
Net income (4)	723,854	751,235	951,554	890,164	598,061	43,236
Net income per Ordinary share (3)	2.72	2.83	3.59	3.35	2.25	0.16
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419	265,419
Balance Sheet Data
Mexican FRS:
Property and equipment, net	1,193,551	1,150,099	1,198,242	1,269,821	1,404,985	101,571
Total assets	10,181,835	10,616,144	10,778,971	12,039,715	14,647,532	1,058,921
Short-term debt	-	-	17,044	-	271,824	19,650
Long-term debt	-	-	-	-	1,053,000	76,125
Capital stock	1,123,729	1,123,764	1,123,764	1,123,764	1,123,764	81,241
Total stockholders’ equity (4)	4,499,262	4,981,795	5,544,017	6,092,720	6,609,761	477,844
U.S. GAAP (4):
Property and equipment, net	1,193,551	1,150,099	1,198,242	1,269,821	1,404,985	101,571
Total assets	10,181,835	10,616,144	10,778,971	12,039,715	14,647,532	1,058,921
Short-term debt	-	-	17,044	-	271,824	19,650
Long-term debt	-	-	-	-	1,053,000	76,125
Capital stock	1,123,729	1,123,764	1,123,764	1,123,764	1,123,764	81,241
Total stockholders’ equity (4)	4,526,330	4,973,731	5,570,945	6,091,437	6,586,925	476,192
________________________

(1)  Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 13.8325 per U.S. $1.00, which was the Peso to U.S. Dollar exchange rate as of December 31, 2008, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)  Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services.

(3)  Based on the weighted average number of Ordinary Shares outstanding during each year.

(4)  For a discussion of the principal differences between U.S. GAAP and Mexican FRS concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 17 and 18 to our audited consolidated financial statements.

(b)	Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve must be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  As of December 31, 2008, we had a legal reserve of approximately Ps. 194.7 million, which represented approximately 17.3% of our capital stock as of that date.  See Note 11 to our audited consolidated financial statements.  Five percent of our net income for the year ended December 31, 2004 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2005 approved the payment of a dividend in the amount of Ps. 120.0 million (Ps. 140.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.4521 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2005 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 27, 2006 approved the payment of a dividend in the amount of Ps. 150.0 million (Ps. 160.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.5651 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2006 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 26, 2007 approved the payment of a dividend in the amount of Ps. 170.0 million (Ps. 175.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share. Five percent of our net income for the year ended December 31, 2008 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 30, 2009 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share.

Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  A determination to declare and pay dividends may depend on the following factors, among others:

●	the resolution by our shareholders in light of our results, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;
●
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

●	the extent to which we have cash available for distribution after funding our working capital needs, capital expenditures and investments.

To the extent that we declare and pay dividends on our Ordinary Shares, these dividends are payable to the holders of our American Depositary Shares, or ADSs.  Owners of our ADSs are entitled to receive any dividends payable on the Ordinary Shares underlying their ADSs.  We pay all cash dividends in Pesos, to the depositary of our ADSs, The Bank of New York.  Except as otherwise provided in the Amended and Restated Deposit Agreement pursuant to which our ADSs are issued, cash dividends received by the depositary are converted by the depositary from Pesos into U.S. Dollars and, after the deduction or upon payment of the depositary’s expenses, are paid to the holders of ADSs in U.S. Dollars.  No withholding tax applies to dividends on our ADSs paid to individuals and non-residents of Mexico.  See “Item 10.  Additional Information—Mexican Tax Considerations—Dividends”.

(c)	Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on June 15, 2009, was Ps. 13.43 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High		Low		Average(2)		Period End

2004	Ps.	11.64	Ps.	10.81	Ps.	11.30	Ps.	11.15
2005		11.41		10.41		10.89		10.63
2006		11.49		10.44		10.91		10.81
2007		11.27		10.67		10.93		10.92
2008		13.94		9.92		11.14		13.83

Month ended

December 31, 2008	Ps.	13.83	Ps.	13.09	Ps.	13.42	Ps.	13.83
January 30, 2009		14.33		13.33		14.33		13.88
February 28, 2009		15.09		14.09		15.09		14.61
March 31, 2009		15.41		14.02		14.65		14.21
April 30, 2009		13.89		13.05		13.80		13.39
May 31, 2009		13.82		12.88		13.19		13.18
Through June 15, 2009		13.64		13.16		13.38		13.43

_____________________
(1)  The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.
(2)  Annual average rates reflect the average of month-end rates.  Monthly average rates reflect the average of daily rates.

According to the U.S. Federal Reserve Board, during 2008, the Brazilian real depreciated from a low of 1.5580 Brazilian Reals per U.S.$1.00 on August 1, 2008 to a high of 2.6187 Brazilian Reals per U.S.$1.00 on December 5, 2008, and, according to the Central Bank of Brazil, the Brazilian Real depreciated from a low of 0.1542 Brazilian Reals per Ps. 1.00 on July 2, 2008, to a high of 0.1981 Brazilian Reals per Ps. 1.00 on October 8, 2008. On December 31, 2008, the exchange rate was 2.3130 Brazilian Reals per U.S.$1.00 and 0.1692 Brazilian Reals per Ps. 1.00.  On June 26, 2009, the exchange rate was 1.9444 Brazilian Reals per U.S.$1.00 and 0.1469 Brazilian Reals per Ps. 1.00.

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

The information in this annual report includes forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, those described in this section, under the sections entitled “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects” or elsewhere in this annual report.  Please see “Forward-Looking Statements”.

Risk Factors Related to the Company

We Participate in Competitive Markets and Increased Competition May Adversely Affect Our Business.  We face competition in the distribution of pharmaceuticals, health, beauty aids and consumer goods, publications, general merchandise and other products.  In our Pharmaceutical Products business division, we face competition primarily from Mexico’s only other national distributor, Nacional de Drogas, S.A. de C.V., or Nadro, and several regional distributors.  In our Health, Beauty Aids and Consumer Goods, Publications and General Merchandise and Other Products business divisions, we compete with many manufacturers, wholesalers and distributors that target the same markets that we do.

The retail pharmacy markets in Mexico and Brazil are very fragmented.  In Mexico, we face competition from other large pharmacy chains, such as Farmacias Guadalajara, Farmacias Benavides and Farmacias del Ahorro and supercenter chains, such as Wal-Mart. In Brazil, we face competition from other pharmacy chains such as Drogaria São Paulo, Pague Menos and Drogasil, in the states of Río de Janeiro and São Paolo, where we have operated since the acquisition of our Brazilian subsidiary in the second quarter of 2008.  In addition, we face competition from supermarkets, mass merchandisers, discount stores, independently owned pharmacies, e-commerce and other smaller participants.

Our ability to achieve profitability in our retail and distribution businesses depends on our ability to achieve a critical mass of loyal, repeat customers. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factors, our operating margins and profitability could be adversely affected.

Our Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Suppliers. Our relationships with pharmaceutical suppliers and manufacturers give rise to substantial amounts that are due to us from the suppliers, including amounts owed to us for returned goods or defective goods and amounts due to us for services provided to the suppliers. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our suppliers. Although in 2008, we did not have a significant concentration of a specific supplier relating to the purchase of inventory, the bankruptcy, insolvency or other credit failure of any supplier or group of suppliers at a time when such suppliers have a substantial account payable balance due to us could have a material adverse affect on our results of operations.

Our Total Revenue and Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Customers. Most of our customers buy pharmaceuticals and other products and services from us on credit that is short-term in nature and generally unsecured.  Credit is extended based on evaluation of a customer’s financial condition. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our customers. Any adverse change in general economic conditions can adversely reduce sales to our customers, affect consumer buying practices or cause our customers to delay or be unable to pay accounts receivable owed to us, which would reduce our revenue growth and cause a decrease in our profitability and cash flow. Although no single customer accounted for a significant amount of our total sales in 2008, the bankruptcy, insolvency or other credit failure of any customer or group of customers that in the aggregate have a substantial amount owed to us could have a material adverse affect on our operating revenue and results of operations.

Our Distribution Business is Dependent Upon Sophisticated Information Systems. The Implementation Delay, Malfunction or Failure of These Systems for Any Extended Period of Time Could Adversely Affect Our Business.  We rely on sophisticated information systems in our distribution business to obtain, rapidly process, analyze and manage data to (i) facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers, (ii) receive, process and ship orders on a timely basis, (iii) manage the accurate billing and collections for thousands of customers and (iv) process payments to suppliers. If these systems are interrupted, damaged by unforeseen events or fail for any extended period of time, we could have an adverse impact on our results of operations.

We Provide Remote Hosting Services That Involve Operating Both Our Software and the Software of Third-Party Vendors for Our Customers. The ability to access the systems and the data, including inventory, purchasing management, price updates and advisory services that we provide to our customers, including data provided through our proprietary point-of sale system, www.farmaservicios.pdv, is critical to them. Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation (i) power loss and telecommunications failures, (ii) fire, flood, hurricane and other natural disasters, (iii) software and hardware errors, failures or crashes and (iv) computer viruses, hacking and similar disruptive problems. We attempt to mitigate these risks through various means including disaster recovery plans and test systems but our precautions may not protect against all problems. Any significant instances of system downtime could negatively affect our reputation and ability to sell our remote hosting services.

The Expansion of Our Retail Pharmacy Business in Mexico and in Brazil May Prove Disruptive and Could Result in Failing to Meet Our Expectations.  The process of fully entering the retail pharmacy business through the integration of the operations of Drogasmil, the company we acquired in May 2008, and the expansion of our Mexican retail pharmacy business through the multiple acquisitions that we made in 2008, may require a disproportionate amount of resources and management attention.  A portion of our future operations and cash flow will depend upon our ability to operate our retail pharmacy business efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies.  Our management team may encounter unforeseen difficulties in managing the integration of the retail pharmacy business.  The retail pharmacy business entails different risks, strategies and models to which our management must adapt.  Although we are diversifying our risk from the distribution of pharmaceutical products, any substantial diversion of management’s attention or any difficulties in operating the retail pharmacy business together with the distribution business could affect our sales and ability to achieve operational, financial and strategic objectives.

Our Retail Pharmacy Business is Subject to Additional Risks That May Impede Our Desired Growth Plans to Materialize.  Our ability to grow our retail pharmacy business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we may seek to lease or construct could impact our ability to find suitable locations and influence the cost of leasing, constructing and refurbishing our pharmacies. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Further, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores.

Our retail pharmacy sales and profit margins are affected by the introduction of new brand name and generic drugs. New brand name drugs can result in increased drug utilization and associated sales revenues, while the introduction of lower priced generic alternatives typically result in higher gross profit margins. Accordingly, a decrease in the number of significant new drugs or generics successfully introduced could adversely affect our results of operations.

Our Business Could Be Hindered if We are Unable to Complete and Integrate Acquisitions Successfully. Part of our growth strategy is to identify, pursue and consummate acquisitions that either expand or complement our business. Integration of acquisitions involves a number of risks including the diversion of management’s attention to the assimilation of the operations of businesses we have acquired, difficulties in the integration of operations and systems, the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results. In addition, we may potentially require additional financing in order to fund future acquisitions, which may or may not be attainable. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our business and our growth strategies could be negatively affected.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  Corporate governance standards applicable to companies listed, in Mexico and the United States differ.  See “Item 16G.  Corporate Governance”.  In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP and accounting procedures in certain significant respects.  Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries. Notes 17 and 18 to our audited annual financial statements describe the principal differences between Mexican FRS and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

We Are Controlled by One Controlling Shareholder.  Eighty-five percent of our outstanding Ordinary Shares are directly owned by our controlling shareholder.  See “Item 7.  Major Shareholders and Related Party Transactions—Principal Shareholders”.  Our controlling shareholder controls our business and has the power to elect the majority of our Board of Directors, as well as to determine the outcome of all actions that require shareholder approval, including the determination to declare and pay dividends, in cash or otherwise.

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

We Are a Holding Company; Therefore, Our Ability to Pay Dividends, Repay Our Indebtedness and Finance Our Operations Is Dependent on Cash Flow Generated by Our Subsidiaries and Their Ability to Make Distributions to Us.  We are a holding company with no significant operations or material assets other than the capital stock of our subsidiaries.  As a result, our ability to pay dividends is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividends, debt repayments or otherwise.  Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to pay dividends or make payments in respect of our indebtedness.  Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as their financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries.  In addition, our right to receive assets from our subsidiaries or shareholders of our subsidiaries, in the case of a liquidation or corporate reorganization, is subordinated to the rights of the creditors of such subsidiaries, including suppliers.

Failure to Achieve and Maintain Effective Internal Controls in Accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and Delays in Adequately Completing Our Internal Controls and Financial Statements Audits, Could Have a Material Adverse Effect on Our Business and Our Stock Price. As discussed in Item 15 of this annual report, “Controls and Procedures”, our management team conducted an evaluation of the effectiveness of the design and operation of our internal controls and concluded that, as a result of the Drogasmil acquisition, a material weakness existed in our internal controls over financial reporting for the fiscal year ended December 31, 2008.  A “material weakness” is defined under auditing standards as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

We are attempting to resolve this material weakness, but we have not yet completed remediation and there can be no assurance that such remediation will be successful.  During the course of our continued testing, we may also find other significant deficiencies or material weaknesses, in addition to the ones already identified, which we may not be able to remediate in a timely manner or at all.  If we continue to fail to achieve and maintain effective internal controls, we will not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.  Failure to achieve and maintain an effective internal control environment, and delays in completing our internal controls and financial statement audits may adversely impact our ability to report our financial condition and results of operations in the future accurately and in a timely manner, and cause our investors to lose confidence in our reported financial information and in us, which could result in a decline in the market price of our Ordinary Shares and our ADSs.

In addition, as a result of the weakness in Drogasmil’s internal controls and the inadequacy of its accounting records, we were unable to prepare a purchase price allocation for the acquisition of Drogasmil and Salles Sainz-Grant Thornton, S.C., our independent auditors, were unable to audit the underlying assets and liabilities or assess the potential impairment of assets as of and for the year ended December 31, 2008, as well as to audit the operations of Drogasmil from May 15 to December 31, 2008; as a consequence the audit report of Salles Sainz-Grant Thornton, S.C. on our consolidated financial statements, included in page F-1 of this annual report, was qualified.  Because the audit report was qualified, the staff of the Securities and Exchange Commission will likely take the position that this annual report has not been filed in accordance with applicable U.S. securities laws, which in turn could lead to the suspension of trading of our ADSs on, or our delisting from, the New York Stock Exchange.  However, we are taking all actions we deem necessary to remedy the deficiencies and while we do not expect our ADSs to be suspended from trading on, or to be delisted from, the New York Stock Exchange, we cannot assure you that such events or other adverse events as a consequence of the qualified audit report will not occur.

Risk Factors Related to our Securities

Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.  By law, decisions regarding the payment and amount of dividends are subject to the approval of our shareholders, generally, but not necessarily, based on the Board of Directors’ recommendation.  Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as it continues to own a majority of our outstanding shares, it will have the ability to determine whether or not we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Dividends” and “Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders”.

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

Risk Factors Relating to Economic and Political Developments

Economic and Political Developments in Mexico May Adversely Affect Our Business.  Our business, financial condition and results of operations are affected by economic, political or social developments in Mexico, including, among others, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Peso and the U.S. Dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.  Accordingly, Mexican governmental actions and policies concerning the economy in general and healthcare policy in particular could have a significant impact on us, as well as more generally on market conditions, prices and returns on Mexican equity securities.  We cannot assure you that changes in governmental policies in Mexico will not adversely affect our business, results of operations, financial condition and prospects.

Social and political instability in Mexico or other adverse social or political developments in or affecting the countries in which we have operations could adversely affect us and our ability to obtain financing.  We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our financial condition or results of operations.

Our business may be especially affected by economic conditions in Mexico. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy and the lack of structural reforms. According to preliminary data, during 2008, Mexico’s gross domestic product, or GDP, grew by 1.3% in real terms. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the NCPI, as published by the Banco de México, was 6.5% for 2008 and the average interest rate on 28-day Mexican government treasury securities, or “CETES”, averaged 7.7% for 2008.

We are a Mexican company and the vast majority of our business operations take place in Mexico.  Therefore, our business may be affected by the general condition of the Mexican economy.  For each of the years ended on December 31, 2006 and 2007, approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  With the purchase of Drogasmil Medicamentos e Perfumaria, S.A., or Drogasmil, in May of 2008, approximately 96% of our consolidated net sales for the year ended December 31, 2008 came from sales made in Mexico.  In the past, inflation has led to high interest rates and Peso devaluations.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours.  Inflation in Mexico decreases the real purchasing power of the Mexican population.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  Such policies have had and could in the future have an adverse effect on us.  Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

In 2008, the United States began to feel the initial effects of a recession. The financial, automotive and real estate industries suffered severe losses which have led to large-scale restructurings, the effects of which are being felt outside of the U.S.  Despite the measures taken by the Obama administration (tax bailouts and the granting of additional returns) and the treasury authorities (injecting liquidity into the market, interest rate cuts and the implementation of new regulations) to mitigate the negative effects of the recession, the costs to the economy and the impact on the growth rates spread to the majority of countries worldwide, triggering a global economic crisis.

The current global economic conditions could have a negative impact on the Mexican economy. Global economic activity has undergone a sudden, sharp economic downturn, on top of the U.S. housing downturn and subprime lending collapse. Global credit and capital markets have experienced unprecedented volatility and disruption and business credit and liquidity have tightened in much of the world.  Largely as a result of the reduced economic activity in the United States brought on by the recession, remittances to Mexico, the second-largest source of foreign currency inflows after oil exports, declined by 3.6% as many Mexicans living abroad found themselves unemployed and, thus, unable to continue sending money back home.  This, combined with declining oil prices and the dollar-denominated debt faced by Mexican companies, placed pressure on the exchange rate, causing it to depreciate 26.7% against the dollar in annual terms during 2008.

From a macroeconomic standpoint, Mexican officials are projecting a lower estimated annual inflation rate of 4.25% in light of expectations that the exchange rate will stabilize and that the level of economic growth during 2009 will be lower.  In May 2009, the Banco de México adjusted the annual GDP forecast downward, anticipating an average annual decline of 5.8%. Continuation or further worsening of these difficult financial and macroeconomic conditions could significantly adversely affect our sales, profitability and results of operations.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2003, the war in Iraq, the uncertainty regarding the recovery of the U.S. economy and few advances in the expected legal structural reforms in Mexico also adversely affected the Peso, resulting in a devaluation against the U.S. dollar of approximately 7.8%.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%.  During 2005, this trend continued in that the Peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the Peso depreciated 1.6% with respect to the US Dollar due to higher inflation levels in Mexico.  The combination of more moderate GDP growth and a slightly lower level of inflation, led to a 1.0% depreciation of the Peso against the US Dollar in 2007. As a result of the global economic crisis that began in 2008 and has lead to a significant increase in inflation as well as slowdown in GDP growth, the Peso depreciated by 26.7% versus the US Dollar during the course of the year.

Any future depreciation or devaluation of the Peso will likely result in price increases from our suppliers that would impact the purchasing capacity of the final consumers.  This, in turn, would lead to a reduction in our sales. A severe devaluation or depreciation of the Peso may also disrupt international foreign exchange markets and, as such, may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods.  A devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect the U.S. Dollar prices of our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs.  Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos, into U.S. Dollars in order to pay such dividend to the holders of our ADSs.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was 5.2% for 2004, 3.3% for 2005, 4.1% for 2006, 3.8% for 2007 and 6.5% for 2008.  High inflation rates can adversely affect our business and our results of operations in the following ways:

●	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we sell and/or distribute; and
●	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high nominal interest rates.  The interest rates on 28-day CETES averaged approximately 9.1%, 7.2%, 7.2% and 7.7% for 2005, 2006, 2007 and 2008, respectively, and 5.1% by May 2009.  Accordingly, if we need to incur Peso-denominated debt in the future, it could be at high interest rates.

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

Risks Related to Our Operations in Brazil May Adversely Affect Our Business.  As a result of our acquisition of Drogasmil in May of 2008, we are exposed a variety of risks and uncertainties related to operating in Brazil, including political, economic or social upheaval, devaluations in the Brazilian Real, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital, as well as tariffs and import quotas that may indirectly increase the cost of the products that we sell.  These disruptions can affect our ability to sell products and to repatriate funds, as well as affecting the levels of consumer demand, and therefore our levels of sales and profitability.

The Brazilian monetary unit, the Real, has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Real depreciated against the U.S. dollar, on average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the Real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008 the Real depreciated 31.9% against the U.S. dollar. In general, devaluations decrease consumers’ purchasing power which could have a negative effect on our business should a devaluation occur.

Our business could be affected by high rates of inflation and interest rates in Brazil, which has, historically, experienced high rates of inflation and high interest rates.  According to the Índice Geral de Preços do Mercado (General Market Price Index), or “IGP-M”, a general price inflation index, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.75% in 2007 and 9.8% in 2008.  Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.

In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our Real-denominated debt may increase, resulting in lower net income. The Sistema Especial de Liquidação e Custodia rate (SELIC) is the Banco Central do Brasil’s overnight lending rate.  In 2004 and 2005, the Brazilian interest rate was higher than 16% (17.8% in 2004 and 18.0% in 2005).  In 2006, interest rates decreased to 13.3% and in 2007, the SELIC decreased further, to 11.3%, its lowest level during this decade and increased to 13.8% in 2008.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets.

Brazil has also implemented exchange controls in the past, as well as restrictions on repatriation of capital.  We cannot guarantee that such types of policies will not be adopted by Brazil in the future, which would have an adverse effect on the dividend flow to Grupo Casa Saba, which depends on dividends from its subsidiaries as a source of income.

Developments in Other Emerging Market Countries May Adversely Affect our Business or the Market Price of our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe.  The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates.  In 2006, the index of the Mexican Stock Exchange increased by 48.6%, following the positive performance of both emerging and developed markets worldwide.  High levels of liquidity as well as positive outlooks for emerging markets, including Mexico, contributed to the increase of the index of the Mexican Stock Exchange.  During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity.  During 2008, the index of the Mexican Stock Exchange declined by 24.2%, mainly due to the volatility brought on by the financial crisis that began during the second half of 2008 in the United States and has had a negative effect on both developed and developing countries worldwide.  By the end of the first quarter of 2009 and largely as a result of the ongoing economic crisis, the Mexican Stock Index continued to decline, having dropped an additional 12.3%. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

Risk Factors Relating to Regulations to which our Business is Subject

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

Changes in Mexican Legislation May Negatively Affect Our Operations and Revenue.  Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  The implementation of such amendments or changes in interpretation or enforcement of existing Mexican laws and regulations or any other future laws or regulations could materially and adversely affect our operations and revenue.

In September 2007, the Mexican Congress approved a new federal tax applicable to all Mexican corporations (which will be applicable to us), known as the single rate business tax (Impuesto Empresarial a Tasa Única), or IETU, which is a form of an alternative minimum tax and replaces the asset tax that previously applied to corporations and other taxpayers in Mexico.

The IETU is a tax that will be imposed at the rate of 16.5% for calendar year 2008, 17.0% for calendar year 2009 and 17.5% for calendar year 2010 and thereafter.  A Mexican corporation is required to pay the IETU if, as a result of the calculation of the IETU, the amount payable under the IETU exceeds the income tax payable by the corporation under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).  In general terms, the IETU is determined by applying the rates specified above to the amount resulting from deducting from a company’s taxable income, among other items, goods acquired (consisting of raw materials and capital investments), services provided by independent contractors and lease payments required for the performance of the activities taxable under the IETU.  Salaries, royalty payments made to related parties and interest payments arising from financing transactions are not deductible for purposes of determining the IETU.  However, salaries subject to income tax and social security contributions paid to employees are creditable for purposes of determining the IETU.  The legislation became effective in January 2008.  We initiated an injunction through a constitutional appeal, or “amparo” proceeding, against the IETU.  As of April 22, 2009, the fiscal authorities had not issued a decision on this matter. We cannot assure you that such proceeding will be in our favor, thus potentially increasing our tax liabilities. Although we cannot currently predict the impact of this legislation or quantify its effect on our tax liability for future years, this change in the tax regime could materially increase our tax liabilities and cash tax payments, including by limiting our ability to make use of tax loss carryforwards, which could adversely affect our results of operations and financial condition.

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

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations.  Unlike the HBCG, entertainment products, general merchandise and other products that we distribute, the prescription drugs and over-the-counter drugs that we distribute are not currently subject to a 15% value-added tax.  In April 2001, a proposal was filed with the Mexican congress requesting a substantial amendment to Mexican tax laws.  One of the reforms contemplated by this proposal was an increase in the value-added tax on prescription drugs and over-the-counter drugs from 0% to 15%.  Although that bill was not passed by the Mexican congress, the current government may file similar proposals.  If prescription drugs and over-the-counter drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs and over-the-counter drugs would likely increase by the percentage amount of the value-added tax rate.  While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would have an adverse effect on consumer demand for these products and result in a decrease in related revenues.  To the extent that any of these price increases adversely impact revenues related to prescription and over-the-counter drugs, our business, financial condition and results of operations could be adversely affected.  We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

Changes to Retail Pharmacy Regulation in Mexico May Affect Our Business. Our retail pharmacy business operations are subject to health and safety laws and regulations, including those concerning the commercialization of controlled medicines, commercialization and storage of controlled substances used in pharmaceutical products and the sale and distribution of cigarettes, among others.  The enactment of more stringent laws and regulations, or a change in the interpretation of such existing laws and regulations, could entail new obligations for us, restrictions or result in our having to invest additional amounts in health control matters, all of which could have a materially adverse effect on our results of operations and financial condition.

Changes in Brazilian Regulations Relating to the Sale of Pharmaceutical Products May Adversely Affect Our Business. Pharmacies are required to obtain a number of permits and operating licenses from federal, state and local authorities in Brazil, including from the Secretaria de Vigilância em Saúde, Health Surveillance Secretariat of the Ministry of Health, or SVS, in order to engage in the handling, distribution, transport, repackaging, import and export of the substances determined by the SVS, as well as the medicines that contain such substances.  Changes in the type of permits that are required or our failure to obtain such permits may adversely affect our results of operations in Brazil.

Our operating performance in Brazil may also be affected by the price controls on pharmaceutical products and certain non-pharmaceutical products imposed by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market, or CMED, with the oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency, or ANVISA.  As a result neither our suppliers nor we may be able to increase prices above the maximums established by the relevant Brazilian authorities.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 5.9% for the year commencing on March 31, 2009.  We cannot assure you that more stringent measures will be implemented by the Brazilian government in respect of price controls.  Changes to the manner in which price controls are implemented in Brazil may materially affect our results of operations in Brazil.

The sale of pharmaceutical products in Brazil is subject to a tax rate of 17%, one of the highest in Latin America.  Further increases in the taxes applicable to the sale of the products we sell may affect our results of operation and our margins in Brazil to the extent that we are not able to pass on such costs to the end-consumer, for example, as a result of price controls.

Item 4.	Information on the Company

History and Development of the Company

Grupo Casa Saba, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable, or stock corporation with variable capital, which was organized under the laws of Mexico November 16, 1982.  Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635.  Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence is indefinite.  Our principal executive offices are located at Paseo de la Reforma, No. 215, Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico.  Our telephone number at that address is (52 55) 5284-6600.  Grupo Casa Saba’s authorized representative in the United States is Puglisi & Associates and is located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19714.  Their telephone number is (302) 738-6680.

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products.  The majority of these products are distributed by us on a non-exclusive basis.  With over 115 years of experience, we serve a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels.

In February 2000,  Mr. Isaac Saba y Raffoul, also known as Isaac Saba Raffoul, acquired 225,606,456 of our Ordinary Shares.  In 2008, he contributed them to Trust F-709, of which he was the sole beneficiary.  Upon his death on July 27, 2008, Manuel Saba Ades and Alberto Saba Ades, sons of Isaac Saba Raffoul, are the sole beneficiaries, on an equal basis, of the Ordinary Shares held by Trust F-709.  References in this annual report to “our controlling shareholder” are to Trust F-709, as the direct holder of 225,606,456 Ordinary Shares for the benefit of Manuel Saba Ades and Alberto Saba Ades.

We refinanced our restructured indebtedness in December 2000 through a term loan facility from Banco Nacional de Mexico, S.A., or Banamex, and further refinanced this debt in June 2001 through a term loan facility with Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, or Scotiabank Inverlat.  On August 18, 2003, with resources from our operations, we repaid the outstanding amounts under the long-term loan facility with Scotiabank Inverlat established in June 2001.  In 2006, our interest-bearing liabilities were Ps. 17 million and our net debt amounted to Ps. 622 million by year-end.  By the end of 2007, we had no interest-bearing liabilities and our net debt by year-end was Ps. 684 million.  As of December 31, 2008, our interest-bearing liabilities were Ps. 1,324.8 million and our net debt was Ps. 723 million, primarily as a result of the acquisition of Drogasmil, a Brazilian pharmacy chain.  See “Item 5.  Operating and Financial Review and Prospects—Indebtedness” and Note 8 to our consolidated financial statements.

During 2008, as part of our growth strategy, we expanded our retail pharmacy operations in Mexico and overseas.  We experienced significant growth in the retail pharmacy chain that we operate through our subsidiary Farmacias ABC de Mexico, S.A. de C.V., or Farmacias ABC, which is based in Guadalajara, Jalisco.  We acquired Farmacias ABC in November 2007 with 40 pharmacies and grew to over 150 pharmacies by the end of 2008 through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the metropolitan area of Mexico City and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  In May 2008 we expanded into the Brazilian retail pharmacy market. We acquired 100% of the shares of Drogasmil, a closely-held company, for a transaction price of approximately $155 million Brazilian Reals. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,053 million as of December 31, 2008.  Drogasmil currently operates 102 pharmacies in the states of Río de Janeiro and São Paulo.  In 2008, we incorporated Casa Saba Brasil Holdings Ltda., or Casa Saba Brasil, as a holding company for our operations in Brazil.  References in this annual report to Casa Saba Brasil include any of its subsidiaries, including Drogasmil.

In addition, in April of 2008, we continued to open new lines of business through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., or Controladora de Clinicas Ambulatorias, a company that operates two full-service clinics specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.  Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy.  Both clinics are located in Mexico City.  With this acquisition, we are seeking to diversify and increase our participation in the healthcare sector.  In 2008, we began construction of a new clinic in Tampico, Tamaulipas, which is expected to be operating by September 2009.  There are no other new clinic openings scheduled for 2009.

Our consolidated net sales for the year ended on December 31, 2008 totaled Ps. 28,400 million, approximately 96% of which were made in Mexico.  At the end of 2008, our total assets were Ps. 14,647 million and we had 22 distribution centers in Mexico.  Our operations in Brazil represented 3.56% of our consolidated net sales for the year ended on December 31, 2008.

Our operations are currently organized into four operative business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (84.84% of our consolidated net sales in 2008) and includes results from our retail pharmacies business; the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.64% of our consolidated net sales in 2008); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as the “HBCG/Other Products” business division (8.88% of our consolidated net sales in 2008); and the Publications business division (2.64% of our consolidated net sales in 2008).

Organizational Structure

Grupo Casa Saba is a holding company that has an ownership interest in the subsidiaries through which we operate.  Grupo Casa Saba and all of our significant subsidiaries listed below are organized under the laws of Mexico, except where otherwise indicated.

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of May 31, 2009:

		Economic Interest (Direct or indirect) (2)
Name of Subsidiary (1)		2007	2008
Casa Saba, S.A. de C.V.(3)	(Casa Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)	99.9%	99.9%
Centennial, S.A. de C.V. (8)	(Centennial)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. (9)	(Distribuidora Solis)	99.9%	99.9%
Drogueros, S.A. de C.V. (10)	(Drogueros)	99.9%	99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V. (currently known as Farmacias Provee de Especialidades, S.A. de C.V.) (11)	(Farmacias Solis)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (12)	(Mexatar)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V. (13)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (14)	(Servicios Corporativos Saba)	99.9%	99.9%
Other companies (real estate and service companies) (15)		99.9%	99.9%
Drogasmil Medicamentos e Perfumaria S.A. (currently known as CSB Drogarias, S.A) (16)	(Drogasmil)	-	100.0%
Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V. (17)	(Controladora de Clinicas Ambulatorias)	-	50.005%
Resonancia Sports Clinic, S.A. de C.V. (18)		-	50.0014%
Servicios Corporativos Sports Clinic, S.A. de C.V. (19)		-	50.0014%
Tampico Sports Clinic Ambulatorias, S.A. de C.V. (20)		-	50.001%
Casa Saba Brasil Holdings Ltda. (21)	(Casa Saba Brasil)	-	100.0%
__________________
(1)  With the exception of Casa Saba, S.A. de C.V. and CSB Drogarias, S.A., none of our operating subsidiaries is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

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

(12) Indirect subsidiary through which we own Casa Saba Brasil Holdings Ltda.

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

(15) Real estate and Service companies.

(16) Indirect subsidiary, organized under Brazilian laws, through which we sell pharmaceutical products in Brazil.

(17) Indirect subsidiary through which we operate medical clinics.

(18) Indirect subsidiary through which we purchase medical equipment.

(19) Indirect subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Lomas Sports Clinic Ambulatorias., S.A. de C.V. and WTC Sports Clinic Ambulatorias, S.A. de C.V.

(20) Indirect subsidiary through which we provide specialized medical, rehabilitative and surgical services for short-stay patients.

(21) Indirect subsidiary, organized under Brazilian laws, through which we own operating subsidiaries in Brazil, including Drogasmil.

Capital Expenditures

The table below sets forth our capital expenditures for the years ended December 31, 2006, 2007 and 2008.  Our capital expenditure program is primarily focused on new investments in vehicles for our distribution fleet, information technology and computer equipment.  For a discussion of how we funded our capital expenditures in 2008, as well as a more detailed description of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures”.

	Year ended December 31,
	2006		2007		2008
	(Millions of Mexican Pesos)

Distribution fleet	Ps.	48.1	Ps.	38.9	Ps.	36.4
Technology and computer equipment		83.8		41.2		30.7
Other general capital expenditures		34.1		39.8		63.7
Total capital expenditures (1)	Ps.	166.0	Ps.	119.9	Ps.	130.8

   (1) In addition, in 2007 we incurred work-in-progress related expenditures of approximately Ps. 44.0 million, primarily related to the construction of our distribution center in Hermosillo, Sonora, as well as improvements to other storage facilities.

During 2008, we made information technology improvements at our Daltem and Centennial distribution centers which we believe will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.  See “—Information and Technology Systems” and “Item 5. Operating and Financial Review and Prospects—Overview”.

In 2009, we expect that our main capital expenditures will be related to IT investments and developments, as well as to the renewal of our distribution fleet.

Business Overview

Grupo Casa Saba was founded as a pharmacy in 1892 and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest distribution networks of its type.  We distribute pharmaceutical products, health, beauty aids and consumer goods, publications, general merchandise and other products.  We distribute the majority of these products on a non-exclusive basis.  With over 115 years of experience, we supply a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels nationwide.

We currently distribute nearly 15,000 different products, including approximately:

●	5,100 pharmaceutical products;
●	5,000 health and beauty products;
●	700 general merchandise and other products, such as food and toiletries; and
●	4,000 publications.

We distribute these products throughout Mexico through our nationwide distribution network to clients in the following segments:

●	more than 13,900 pharmacies owned by private individuals;

●	approximately 5,000 privately-owned pharmacy chains and over 550 government pharmacies;

●	approximately 2,600 regional and national supermarkets;

●	approximately 350 racks and 200 nationwide agents;

●	over 100 department stores; and

●	approximately 400 major wholesalers and more than 4,000 convenience stores.

We currently operate over 170 pharmacies in Mexico, primarily in the states of Jalisco, Guanajuato, Michoacán, Nuevo León, Coahuila and the metropolitan area of Mexico City and 102 pharmacies in the states of Río de Janeiro and São Paulo in Brazil through which we sell pharmaceutical products as well as health and beauty aids and other related consumer goods.

Our cash flows are subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end.  After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”.

Distribution Business Overview

Our core business is the wholesale distribution of pharmaceutical products in Mexico.  The following table shows our sales by business division, as a percentage of consolidated net sales for the last three years:

	Year Ended December 31,
	2006	2007	2008
Private Pharmaceuticals(1)(2)(3)	83.8%	84.2%	84.9%
Government Pharmaceuticals	3.5%	3.1%	3.6%
HBCG/Other Products	9.1%	9.0%	8.9%
Publications	3.6%	3.7%	2.6%
Total	100.0%	100.0%	100.0%
____________________
(1)  For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

(2)  The operations of Casa Saba Brasil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, Casa Saba Brasil’s net sales represented 3.6% of our consolidated net sales and 4.2% of the net sales of the Private Pharmaceuticals business division.

(3)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, our retail pharmacy business in Mexico net sales represented 4.4% of our consolidated net sales and 5.4% of the net sales of the Private Pharmaceuticals business division.

We seek to distribute pharmaceutical products on a “full-line/full-service” basis.  We distribute a wide array of pharmaceutical and other products of the kinds listed above, as well as provide our clients with a range of value-added services, including multiple daily deliveries and emergency product replacement services.  In our HBCG/Other Products business division we distribute certain products on an exclusive basis while also providing our clients with specialized value-added services on a product-by-product basis, including merchandising, marketing support and other customer counseling services.

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

As of December 31, 2008, we distributed products to our clients nationwide through a distribution network consisting of 22 active distribution centers.  Grupo Casa Saba’s warehouses have approximately 100,000 square meters of warehouse space.  Using a fleet of over 900 vans, trucks and cars, we filled more than 5.6 million orders in 2008, averaging more than 465,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Retail Business Overview

Consistent with our business strategy, we have continued to strengthen our retail pharmacy business.  In Mexico, we sell pharmaceutical products through the Farmacias ABC pharmacy chain, which is based in Guadalajara, Jalisco, and through Farmacias Provee de Especialidades, which has operations in the northern region of Mexico, particularly in Monterrey, Nuevo Leon and in the states of Chihuahua and Coahuila.  Through Farmacias ABC, we operated over 150 pharmacies in 2008, mainly in the metropolitan area of Guadalajara, Jalisco, which is Mexico’s second most populated city, as well as in the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  Through Farmacias Provee de Especialidades we operated 13 pharmacies in 2008 in or close to important healthcare centers and hospitals.  We currently lease all of the locations where the pharmacies are located. See “—Property, Plant and Equipment”.

Our Brazilian operations are focused on the operation of retail pharmacies.  We purchase the pharmaceutical products we sell from Brazil’s three main pharmaceutical wholesale distributors while our non-pharmaceutical products are purchased from a wide range of distributors, manufactures and suppliers.  We place purchase orders on an ongoing basis, depending on market needs, pricing and payment terms rather than committing to contractual terms.  Our presence in the states of Río de Janeiro and São Paulo, through 102 pharmacies, allows us access to a wide range of customers.  Our customers are primarily individual clients, although we do maintain corporate arrangements, which are generally longer-term in nature, within several healthcare providers and corporate clients, such as Carrefour and Unilever.  Since acquiring Drogasmil in the second quarter of 2008, we have begun a process of integrating and raising its operational standards to those of our Mexican operations.

In our stores, we sell pharmaceutical products and a wide assortment of other merchandise. In fiscal year 2008, pharmaceutical product sales, which for purposes of this annual report include prescription drugs as well as over-the-counter medications, accounted for approximately 70% of our retail pharmacy business sales in Mexico. We believe that our pharmacy operations will contribute to our overall operations due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer a wide variety of non-pharmaceutical products, including health and beauty aids and other merchandise which accounted for approximately 20% and 10%, respectively, of our Mexican retail pharmacy business sales in 2008. Non-pharmaceutical products include health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, seasonal merchandise and numerous other everyday and convenience products.

Business Strategy

Since the acquisition of our Company in February 2000, we have been operating under the direction of our current management.  See “Item 4.  Information on the Company—History and Development of the Company”.  Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

●	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

●	Analyzing the efficiency of our existing distribution centers and implementing IT solutions that will increase our operational efficiency;

●	Offering our clients both value-added and internet solutions for facilitating commercial decisions and promoting higher sales;

●	Adapting to changes in our business environment and entering the retail pharmacy business;

●	Entering new businesses to diversify and increase our participation in the health sector;

●	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability; and

●	Maintaining a favorable capital structure.

As a result of these measures, as of December 31, 2008, we:

●	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in Mexico;

●	Implemented state-of-the-art technology, including, a new BaaN system, which we believe will enable us to improve our purchasing and inventory management practices;

●	Opened a new distribution center with a more advanced design that we believe will enable us to offer a better level of service to our clients located in this region at a lower cost;

●	Strengthened our retail pharmacy operations in Mexico by acquiring additional pharmacies and incorporating them under our Farmacias ABC brand;

●	Acquired Drogasmil, a company that sells pharmaceutical products and is based in Río de Janeiro, Brazil.

●
Acquired 50.1% of Controladora de Clinicas Ambulatorias, a company that operates two short-stay clinics that provide medical, surgical and rehabilitation services and we are in the process of building another clinic in Tampico, Tamaulipas in the northeast part of Mexico;

●	Offer value-added services to our clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients; and

●	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations.

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate is key to finding new ways to increase our sales and further develop our core pharmaceutical business.  Therefore, in 2008, we continued to focus our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements.  All of these efforts were accomplished under our minimum profitability parameters.  In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

Analyzing the Efficiency of our Distribution Centers and Implementing IT Solutions that Increase Our Operational Efficiency

At Grupo Casa Saba we manage approximately 15,000 products, which requires a high level of efficiency and systematization in terms of order fulfillment and delivery.  Grupo Casa Saba analyzes the geographic location and efficiency of its distribution centers in order to identify facilities that are not operating at maximum efficiency levels. To assure the optimal operation of its infrastructure and distribution network, Grupo Casa Saba continuously renews its distribution fleet and invests in upgrading its logistics and information systems.

In March 2006, Grupo Casa Saba signed an alliance with IBM and SAP to upgrade its technology systems, thereby increasing its competitive advantages as well as the efficiency of its execution processes.  By the end of 2007, we completed the implementation of these projects, including the installation of systems containing the latest in back-up procedures and disaster recuperation, the unification of various database drivers into IBM’s DB2 platform and, finally, the implementation of the first two modules of SAP’s supply chain management tool.   With this investment in technology, Grupo Casa Saba obtained a system with state-of-the-art technology that is flexible, tolerant to failures and that includes up-to-date back-up procedures and disaster recovery.  We consider that these features will aid us by ensuring the continuous processing of client transactions nationwide, help us to improve purchasing and streamline inventory management procedures.

During 2008, we installed a new software called BaaN in our Daltem distribution center and made several improvements at our Centennial distribution center.  At the Daltem distribution center, we designed a process that (i) enables us to capture orders at a call center, (ii) includes a pricing structure for each government contract and (iii) allows us to process orders for biological products (vaccines) by means of a new cold network.  At the Centennial distribution center, we re-engineered our processes which consisted of updating our catalogs, adjusting the systems so that they can now recognize bar codes and purchased radio frequency terminals for use in the warehouse.

During 2008, we completed a new distribution center in Hermosillo, Sonora to better enable us to meet our regional distribution needs. The new center has larger storage capacity and semi-automatic product sorting capabilities, which will enable us to service the surrounding area more efficiently. The facility became operational in the first quarter of 2009.

We consider that all of these features will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.

Offering our Clients Value-Added and Internet Solutions to Facilitate Commercial Decision-Making and Promoting Higher Sales

In an increasingly competitive business environment, service is key.  Therefore, we do our best to go one step further to provide value added services to our clients. In 2008, we continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate and/or negotiate the terms of their distributorship arrangements directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, free e-mail, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our inventory, given that they can place and track their orders unlike other traditional distribution channels.  See “— Information Technology Systems” below in this item.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

Adapting to Changes in Our Business Environment and Entering the Retail Pharmacy Business

In order to diversify our operations within the healthcare sector and capitalize on the growth of regional pharmaceutical markets, we expanded our operations into the retail sale of pharmaceutical and non-pharmaceutical products through the operation of pharmacies in Mexico and overseas. We believe that this will allow us to complement our core business, benefit from our existing distribution network and increase our margins in the long-term.

In 2006, we acquired Distribuidora Solis, currently known as Farmacias Provee de Especialidades, a specialized pharmaceutical products distributor located in northern Mexico.  At the time of the acquisition, Farmacias Provee de Especialidades consisted of nine pharmacies.  We have continued to develop this business and by the end of 2008 we had four additional points-of-sale, which contributed to an increase in our overall sales of specialized pharmaceutical products.

During the fourth quarter of 2007 we acquired Farmacias ABC, a pharmacy chain based in Guadalajara, with operations in the state of Jalisco.  This company also has a home delivery division known as “Repartos a Domicilio”. Since then, we have made a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila through which we increased the number of pharmacies operating under the Farmacias ABC brand from 40 pharmacies to over 150 pharmacies.

We have also begun operations outside of Mexico, where our management believes there can be a potential for attractive growth and high profitability results.  In May 2008, Grupo Casa Saba acquired Drogasmil, a Brazilian pharmacy chain that currently operates in the states of São Paulo and Río de Janeiro.

For the years ended December 31, 2006, 2007 and 2008, we spent Ps. 60.5 million, Ps. 69.9 million and Ps. 911.3 million, respectively, on acquisitions, primarily in connection with our retail pharmacy business in Mexico and Brazil. We expect to continue to grow our retail pharmacy business in 2009, whether through organic growth or acquisitions.  We believe that although the initial costs may be high and our margins may be temporarily affected, the retail pharmacy business will contribute to our long-term growth and profitability.

Entering New Businesses to Diversify and Increase Our Participation in the Health Sector

In addition to entering the retail pharmacy business, in April of 2008, we continued to open new lines of business, through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias, a company which consists of two full-service clinics specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.

In 2006, we began distributing vaccines, primarily to private physicians and private clinics in Mexico City. Due to an increase in the sales of our distribution of vaccines, we determined that there was a need to build two new storage facilities, specific to this business area.   One of these units is located in Monterrey, Nuevo León while the other is in Chihuahua, Chihuahua.  In addition, in 2008 we completed the implementation of a call center that serves our private sector clients for highly specialized products and vaccines.

We believe that these investments will permit us to diversify ourselves within the healthcare sector in order to increase our overall participation.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2008, we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if, upon occasion, this resulted in our Company deciding not to make certain sales that did not meet our minimum profitability parameters.  Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as ongoing reengineering of routes and the optimization of distribution centers, among others.

Managing a Favorable Capital Structure

Our financial structure, which did not include any interest-bearing liabilities from 2004 until May of 2008 (when we acquired Drogasmil), and our stable cash flow generation, have enabled us to access market opportunities and enhance the flexibility of our operations. Our capital structure has also allowed us to pay out a cash dividend during 2008 and for the sixth consecutive year.

As a result of the acquisition of Drogasmil in Brazil, as of December 31, 2008, we had long-term liabilities in the amount of Ps. 1,053 million and $45 million (Ps. 267 million) in Brazilian Real-denominated debt. See “Item 5. Operations and Financial Review and Prospects—Indebtedness” and Note 8 to our financial statements.  Nonetheless, we intend to maintain a solid financial position and to capitalize on our ability to react quickly to market opportunities, as well as to support our growth strategy.

Operations

Our operations are currently organized into four operating business divisions: the Private Pharma business division (which includes our retail pharmacy business), the Government Pharma business division, the HBCG/Other Products Division and the Publications business division.  Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations” for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2008.

Private and Government Pharma Business Divisions

Pharmaceutical Industry Overview

In Mexico, pharmaceuticals are available to the public through both private and government distribution channels.  The Mexican government plays a significant role in the market for pharmaceuticals.  In Mexico, pharmaceutical products consist of prescription drugs that may be sold only in licensed pharmacies and “over-the-counter” pharmaceutical products that may be sold without a prescription in licensed pharmacies.  For the purposes of this annual report, pharmaceutical products include “over-the-counter” pharmaceuticals.

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

Based on information from IMS Health, A.G. and our internal data, we estimate that approximately 80% of private sector pharmaceutical sales are placed through wholesalers, which in turn sell primarily to retail pharmacies.  The remaining 20% of private sector pharmaceutical sales are placed directly by manufacturers to a few large pharmaceutical retail chains that purchase sufficiently large volumes to have direct access to the laboratories.  Most manufacturers have adopted a “wholesaler only” policy because it is the most cost-efficient method of distributing their products.  Nearly all of the individual pharmaceutical purchases take place at retail pharmacies and are either paid for by individuals or through private health insurance.  The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Mexican pharmaceutical market:

	Year Ended December 31,(1)
	2006		2007		2008
Sales in millions(2)	$	US9,582.8	$	US10,283.5	$	US10,127.0
Sales in millions of units(3)		983.6		986.5		932.7
Average unit price(3)	$	US9.74	$	US10.31	$	US10.86
Growth in average unit price		7.4%		6.7%		5.4%
____________________
(1)  Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.
(2)  Revenues based on prices charged by wholesalers to retailers.
(3)  In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are:  the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  In 2004, the 12.9% growth in average unit price was largely due to the slight 0.8% appreciation of the Peso as compared to the U.S. Dollar as well as the 3.2% decrease in the number of units sold in the market.  During 2005, the increase of 14.2% in average unit price resulted from price increases in peso terms and the 4.7% appreciation of the peso against the U.S. Dollar.  In 2006, the average unit price increased by 7.4%, while the total number of units sold decreased by 0.9%.  In 2007, the average unit price increased 6.9% in dollar terms, primarily as a result of price increases and new product launches.  During 2008, the average unit price increased 5.3% in dollar terms and 6.8% in pesos terms, in line with the annual inflation rate in Mexico.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments”.

In Brazil, the pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with the general oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  ANVISA is linked to the Ministry of Health and was formed in 1999 and the CMED in 2003 in an attempt to curtail spiraling costs associated with existing drug products that resulted from nearly a decade of deregulation and unchecked commercial practices.  During the time of deregulation, drug manufacturers set retail prices that were marked-up to cover wholesale and retail activities, as well as tax liability, which inflated prices for the consumer.  In such an environment, the prices paid by the consumer included a pharmacy mark-up as high as 30% of a medication’s total price.  Moreover, a federal tax of 6% and a state tax of approximately 18% were imposed, making the products very costly as retailers passed on much of the cost to the consumer. In 2002, the retail pharmacy market in Brazil suffered drastic declines due to a devaluation of the Brazilian currency.  Nevertheless, prices in local currency continued to rise.  In October 2003, legislation was enacted that re-established price controls and empowered ANVISA and CMED to monitor the prices, set a maximum sales price and determine maximum annual price adjustments, thus limiting the degree to which pharmaceutical companies and pharmacies can set their own prices.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 5.9% for the year commencing on March 31, 2009.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of over 13,900 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 7,600 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2006, 2007 and 2008, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for more than 50% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is quite high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We seek to overcome these market constraints by maintaining a superior distribution network.  Through our more than 115 years of experience, we have developed a highly-sophisticated transportation and inventory logistics system, which enables us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Our public sector customers consist of Mexican government institutions.  The Mexican government has a vast network of hospitals, clinics and pharmacies on a national level, as well as specialized health institutions, to which we cater.  The government institutions that purchase products from us include:

●	“ISSSTE” – The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

●	“PEMEX” – The hospitals and pharmacies operated by Petróleos Mexicanos, the Mexican national oil company and one of the largest employers in Mexico.

●	“IMSS” – The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies; and

●
“State Health Institutions” – The hospitals, clinics and pharmacies of each of the States of Mexico.  The government employees of the States of Mexico have the right to go to these institutions for their healthcare needs.

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to purchase at prices that are substantially lower than those paid by private entities.  Our sales to IMSS, ISSSTE hospitals, State Health Institutions, and PEMEX are not in bulk and, therefore, are not offered at bulk prices.  In addition, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers.  We are able to sell our pharmaceutical products to approximately 260 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency.  Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales.  Sales to PEMEX are at prices substantially lower than those for the private sector.  Sales to IMSS are made also at prices substantially lower than those for the private sector and, in many cases, depend on the negotiations conducted with the laboratories for each specific product.

The sales of our Government Pharma business division depend greatly on the contracts that we are able to obtain from our government institution clients, particularly ISSSTE, IMSS, PEMEX and other State Health Institutions.  Our sales by the Government Pharma business division have tended to fluctuate from year to year since most of these government contracts are awarded through bidding processes on an annual basis.

In the last three fiscal years we have experienced the following trends in our Government Pharma division.  During 2006, the sales for our Government Pharma division decreased by 3.95%, as compared to the previous year, mainly as a result of modifications made to PEMEX’s pharmaceutical product purchasing scheme that made it less attractive for us to enter into the bidding process. In 2007, our Government Pharma division sales decreased by 7.7%, in part, due to an increase in the participation of interchangeable generics in the government bidding processes.  During 2008, sales in our government pharma division rose by 32.6%, due, in large part, to an increase in sales to PEMEX and the ISSSTE.

We cannot assure that we will participate in future PEMEX auction processes or that we will be awarded contracts with PEMEX similar to those we have had in previous years.

Retail Pharmacy Business

Our retail pharmacy business consists of our operation of over 150 pharmacies in the states of Jalisco, Mexico, Guanajuato, Michoacán, Coahuila and Mexico City, through Farmacias ABC, 13 pharmacies in certain northern states of Mexico, including Nuevo Leon, Coahuila and Chihuahua, through Farmacias Provee de Especialidades and over 100 pharmacies in the states of Río de Janeiro and São Paulo in Brazil, through Drogasmil. For the year ended December 31, 2008, net sales by our retail pharmacy business amounted to Ps. 2,272.8 million, which represented 8.0% of our total consolidated net sales.

In Mexico, our pharmacies obtain the products we sell mainly from our own distribution channels although approximately 15% of the products are purchased from third parties.  We are seeking to capitalize on our know-how of the pharmaceutical business and our potential to grow by rolling-up small pharmacy chains to become a competitive retailer.  However, any material disruptions to our distribution business could materially affect our retail pharmacy business. Our pharmacies under the name Farmacias Provee de Especialidades are mostly located at or near health centers, including some of the best hospitals in the Monterrey metropolitan area.  We believe this allows us to capture a stable customer base and to provide specialized products that have attractive margins.  Our pharmacies under the name Farmacias ABC are located throughout the Guadalajara metropolitan area, the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila. We seek to become a competitive retailer in the long-term.

In Brazil, we purchase pharmaceutical products mainly from the three largest wholesale distributors, which deliver the products directly to our stores using a “just-in-time” system, enabling us to receive our products promptly and to minimize stock-outs.  We centralize our purchases of new non-pharmaceutical products through one distribution center that provides logistics support to our pharmacies.  Through our pharmacies in Brazil, we sell over 300 different brand of products, including health and beauty aids, generic drugs, prescription drugs, over-the-counter drugs and other consumer goods.  We have a call center through which we channel the delivery of products to our customer’s home or office in one hour’s time.  In addition, although still in a testing stage, we have begun to offer products through our e-commerce sites providing our customers with the option of on-line purchasing.  We have entered into partnerships with providers of healthcare plans and corporate clients that allow us to gain access to a wider customer base.  In addition, we participate in the Popular Pharmacy Program, a government sponsored program through which we grant substantial discounts to low-income customers and then we obtain a refund of the discount provided to the customers from the government.

We sell many different types of non-pharmaceutical products, from health and beauty aids to consumer goods such as magazines, candies and other food products. The types and number of non-pharmaceutical products in each store vary, and selections are based on customer needs and preferences and available space. No single non-pharmaceutical product category contributed significantly to our sales during 2008.

Our principal classes of products in 2008 were the following: prescription drugs and over-the-counter medications, and health and beauty aids and other merchandise.  In Mexico, at our Farmacias ABC and our Farmacias Provee de Especialidades pharmacies, approximately 70% and 95% of the sales was derived from pharmaceutical products, respectively, and the remaining 30% and 5% was derived from health and beauty aids and other merchandise.  The customer base of our retail pharmacy business is very diversified, therefore the loss of any one customer would not have a material adverse impact on our results of operations.

We believe that the retail pharmacy markets in Mexico and Brazil will continue to grow due to the growing population, the stable demand for pharmaceutical products and the growing market of over-the-counter products and other health and beauty aids and consumer goods that are sold at our retail pharmacies.  However, given the global current economic downturn and the economic conditions in Mexico and Brazil, we cannot assure you that the retail pharmacy market will not experience decreases in growth or that our results of operations will not be materially affected.

Value-Added Pharmaceutical Services

We believe that we distinguish ourselves from our distribution competitors, in part, by the wide range of value-added services we provide our customers in addition to our products.  For example, we provide pharmacies with suggested retail price lists that are updated immediately upon notice of price changes from our suppliers.  These price lists are the only notices used by pharmacies to adjust their prices.  We also provide inventory, purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system.  See “—Technology Information Systems—Pharmacy Personal Point-of-Sale Computers” below in this item.  In addition, we offer our customers an immediate product replacement service.  If any item from a customer’s order is out of stock, www.farmaservicios.pdv adds the client’s name together with the specific out of stock item to the product replacement list.  This ensures that the product will be delivered to the client as soon as it is received at one of our distribution centers, without requiring the client to reorder the product.

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

Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we broke out the divisions of General Merchandise and Other Products and Office Products.  In 2004, however, as part of a strategic business decision, the Group decided to unite all three divisions under the name of “Health, Beauty Aids, Consumer Goods, General Merchandise and Other, or HBCG/Other Products.”  The decision was made due to the diminishing participation of the General Merchandise and Other products Group’s sales, which together accounted for less than 1% of the Group’s total net sales.

We distribute health and beauty aids, various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

●	Mexsana talcum powders from Schering Plough (since 1999);

●	Brunswick Sea Food products (since 1994);

●	Lipovitan energizing beverage (since 2002);

●	The Sensual Tea (since 2004);

●	Mustela products (since 2007);

●	Costalitos, trash bags (since 2007);

●	Planet Pop, microwavable popcorn and other snack foods (since 2007)

During 2008, we stopped distributing Coppertone sunscreens, the Lander line of body lotions, Toblerone chocolates, Alo coffee, Pringles potato chips and Metco sweeteners and we incorporated several additional brands into our product catalog, including Cure antiseptic bandaids, the Nong Shim line of instant noodle soups, Dr. Fresh toothbrushes, Modern Research vitamins and nutritional supplements, Colombina candies, Big Boy condoms and the Notré line of beauty products.

During the first quarter of 2009, we did not add or eliminate any new lines to our product catalog.

At times, we enter into short-term exclusive distribution agreements on a preliminary, experimental basis, in order to test the real demand for specific products.  If upon the termination of these agreements we conclude that there is no significant demand for a specific product, we cease the distribution of such product.  For this reason, in the normal course of business, products we distribute one year may not be distributed the next year.  We are always seeking suppliers with whom we can enter into distribution agreements to distribute health and beauty aids, consumer goods, general merchandise and other products, so long as they provide acceptable margins.  We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margin levels.

In the HBCG/Other Products business division, in some cases, we provide manufacturers with highly specialized integrated services.  These services range from purchasing, planning, centralized sales, merchandising, collections, execution of promotions and product information.

We anticipate that the market in Mexico for health and beauty aids, consumer goods, general merchandise and other products will continue to grow due to the young profile of the Mexican population.  We believe that as the Mexican population continues to grow and consumers’ disposable income increases, consumer demand for our products in this division could increase.  However, we are uncertain how the effects of the global economic downturn may affect our sales of health and beauty aids, consumer goods, general merchandise and other products.  If there is a prolonged recession and consumers’ disposable income decreases, our results of operations for this division may be affected.

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico.  The general merchandise products that we distribute consist primarily of packaged and canned foods, beverages and candies.  The other products that we distribute consist of over-the-counter products, household cleansers and toiletries.  The general merchandise and other products that we distribute are mostly products sold on an exclusive basis in specified geographic areas pursuant to contractual arrangements.

During 2006, sales by our HBCG/Other Products division decreased by 3.52%, mainly due to the fact that some of our clients decided not to acquire these products through a distributor. During 2007, sales by our HBCG/Other Products division increased by 2.23%, and during 2008 sales by our HBCG/Other Products division increased by 10.53%, primarily as a result of an increase in the demand for personal care and general merchandise products as well as commercial agreements that enabled us to increase promotions and discounts.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which we believe is one of the leading distributors of magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City.  We sell primarily through approximately 200 nationwide agents and four firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products to other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores.  In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 300 stores across Mexico duly organized.

Revenues from publication sales to export clients in the United States accounted for approximately 43%, of our total publication export sales in 2006, while sales to Central America, South America and the Caribbean together represented 57% of total export sales.  During 2007, 59% of our export sales went to the United States while 29% were distributed in South America, 9% were distributed in Central America and 3% were distributed in the Caribbean.  In 2008, we decided to discontinue distributing our publication products outside of Mexico.  This decision was made due to our intention to focus on domestic distribution where we benefit from our proprietary distribution network, as well as to the reduced margins of our export sales caused by fluctuations in currency exchange rates that were brought on by the worldwide economic crisis.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This has process involved changes in its product catalog, client base, personnel and distribution units and methods, among other changes.  As a result of the restructuring process our sales were affected in 2002 and 2003 but a positive trend of increases in sales started in the last quarter of 2003 and carried on through 2007.  During 2006, our Publication division sales grew 5.3% based on higher sales of political and sports magazines.  Annual Publications division sales for the year 2007 rose 2.8%, primarily as a result of the addition of new entertainment and fashion magazines.  In 2008, our Publication division sales declined 19.3%, primarily as a result of our policy of discontinuing the distribution of publications that did not meet our minimum profitability parameter.

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

Purchasing

We order all of our products for the distribution business on an ongoing basis, negotiating quantity and price periodically, rather than committing to contractual terms.  While the majority of our suppliers are Mexican companies, we do purchase some products from international manufacturers.  We negotiate exchange risks by purchasing these products in Pesos or setting a limit on our exchange risk exposure.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 150 laboratories and manufacturers.  Most of these suppliers are located in Mexico City and its surrounding areas.  Purchases are made through purchase orders from time to time, on an as-needed basis.  More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies.  Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases.  Companies such as Sanofi-Aventis, Pfizer, Roche, Astrazeneca, Boehringer, Bayer, Novartis and Bristol-Myers Squibb are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers located primarily in Mexico City.  We purchased our catalog of over 700 general merchandise and other products from a wide range of suppliers including, Plastoza (maker of Costalitos), Connors (Brunswick) and Laboratorios Expanscience (Mustela).  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.  In 2006, Citem continued operating with a solid editorial base consisting of more than 240 publishers that allowed the Company to sell more than 4,800 publications.  For the year 2007, Citem worked with more than 250 publishers and distributed more than 4,700 of their publications.  In 2008, we distributed nearly 4,000 publications from more than 250 publishers. Currently, Citem is distributing only publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were incorporated into or eliminated from Citem’s product catalog.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2006, 2007 and 2008, Grupo Casa Saba and Nadro together accounted for over 50% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Marzam, S.A. de C.V., a large Mexican regional distributor.   Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

In the government pharmaceutical distribution business, government entities acquire products through bidding programs in which wholesalers and laboratories participate directly.  These bidding processes are open to the public and, therefore, we face competition in this division just as we do in the private sector.

In Mexico and Brazil, the retail pharmacy markets are very fragmented.  Our Farmacias ABC pharmacies face competition from large pharmacy chains, such as Farmacias Guadalajara, Farmacias Benavides, Farmacias del Ahorro, as well as from Wal-Mart supercenters. In Brazil, we face competition from companies such as Drogaria São Paulo, Pague Menos and Drogasil, which operate large pharmacy chains as well as from large supermarkets and retailers that sell pharmaceutical products, such as Carrefour and Pão de Açúcar.  In addition, we compete with, among others, independently owned drugstores, supermarkets, mass merchandisers, discount stores, e-commerce sites that specialize in drugstore items and other small participants. We compete on the basis of store location and convenient access, customer service, product selection and price. We believe continued consolidation of the drugstore industry in Mexico and Brazil, the aggressive discounting of generic drugs by supermarkets, specialized generic drug pharmacies and mass merchandisers and the increase of promotional incentives to drive prescription sales will further increase competitive pressures in the retail pharmacy market.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

Our competition in the Health, Beauty, Consumer Goods, General Merchandise and Other Products business division is similar to the competition that we face in our pharmaceutical products distribution business unit.  We compete primarily with manufacturers that deliver directly to supermarkets, some pharmaceutical chains and with various regional distributors.  In addition, Nadro and other regional wholesalers also distribute health, beauty, consumer goods, general merchandise and other products.  This holds true in our retail pharmacy business as well in that we compete with other major pharmacy chains that offer similar products.

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

In Mexico, our principal competitors in our publications product line include:

●	Intermex, a company owned by Televisa, which primarily distributes its own publications;

●	Codyplirsa, which primarily distributes popular magazines nationwide; and

●	DIMSA, which distributes primarily English-language publications.

Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was 68 days in 2006, 68 days in 2007 and 75 days in 2008.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various market sectors.

Credit terms	Days
Pharmacies	35
Supermarkets and local wholesalers	47
Government	50
Publications to wholesalers	60
Publications to retailers (1)	60
____________________
(1)  National retail chains are centralized

Information Technology Systems

Overview

We periodically acquire and use new technologies to increase our efficiency and distribution capabilities.  All dealings with suppliers, leasers, banks and insurance companies, as well as our treasury, are centralized.  We believe that our information technology systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

During 2008, we installed a new version of the software program called BaaN in our Daltem distribution center and made several improvements at our Centennial distribution center.  In Daltem, we designed a process that enables us to capture orders at a Call Center, includes a pricing structure for each government contract and that allows us to process orders for biological products (vaccines) by means of a new cold network.  These processes were designed to serve two specific types of clients: government clients and doctors who administer vaccines.  At the Centennial distribution center, we re-engineered our processes which consisted of updating our catalogs, adjusting the systems in order to enable them to recognize bar codes and purchased Radio Frequency terminals for use in the warehouse.  As a result of these improvements, Centennial will have more control over the location of the merchandise within its installation and will be able to better identify products expiration dates.

We consider that all of these features will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.

Retail Order Computers

A substantial part of our sales representatives use portable hand-held computer terminals to take and process orders.  These orders are transmitted via telephone lines to a mirrored and redundant data center.  The orders are then printed and separated by route and filled according to a departure schedule.  We continually upgrade our systems to increase the effectiveness of our order system, install individual workstations in a greater number of locations, and track customer and supplier orders in the system’s network and ensure the accurate fulfillment of those orders.

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com.  Pharmacies that use our system are automatically linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  The www.farmaservicios.pdv application can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.  We charge a one-time fee for this software.  Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to our primary client base, pharmacies.  As of December 31, 2009, we had more than 3,800 registered users, 12% more than we did at the end of 2008.

Automatic Picking Technology

We use automated pickers in some of our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  As of December 31, 2008, 6 of our 22 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining 16 manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

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

Back-Office and Accounting Services

Our back-office information systems operate using a software program called BaaN.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information.  During 2008, we continued to update all of our back-office information systems in order to improve our internal as well as our administrative reporting processes.

Software

We license www.farmaservicios.pdv to our clients for an annual fee.  We also operate with software designed by third parties with whom we have entered into license agreements.

Regulation

Our business is primarily regulated by the Ley General de Salud, or General Health Law, and the accompanying regulations.  Two federal agencies that pertain to the executive branch of the Mexican government, the Mexican Ministry of Health and the Mexican Ministry of Economy, mainly regulate the pharmaceutical industry.  We are required to obtain authorization from the Mexican Ministry of Health to distribute prescription drugs and over-the-counter pharmaceuticals on the wholesale level.  Similarly, the retail sales of pharmaceutical products, health and beauty aids and other merchandise is subject to the General Health Law and is its regulations, state and local health rules and regulations, the Ley Federal de Proteccíon al Consumidor, or Federal Consumer Protection Law, and Normas Oficiales Mexicanas, or Mexican Official Norms.  We are required to obtain a license for each pharmacy to commercialize controlled medicines that contain certain substances.  Such medicines cannot be sold without prescription and sales must registered in accordance with specific requirements set forth in applicable regulations in control books. We are required to appoint a pharmacist who must be present at the pharmacy during business hours and who is responsible for compliance with the applicable health regulations in such pharmacy.  Such appointment must be notified to the Mexican Ministry of Health.  We believe that we have obtained all necessary authorization and permits required for the operation of our distribution and retail businesses and we do not foresee any revocation, cancellation or termination of such authorizations and/or permits.

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

The pharmaceutical industry in Brazil operates in highly regulated environment.  The pharmaceutical industry is regulated at the federal, state and municipal levels.  Federal laws and regulations provide a regulatory framework.  Enforcement and specific regulation is implemented through state and municipal rules and regulations through agencies such as the Conselho Regional de Farmacia, or Pharmaceutical Regional Council.  Pharmacies in Brazil are required to obtain an operating license from the Secretaria de Vigilância em Saúde, Health Surveillance Secretariat of the Ministry of Health, or SVS, in order to engage in the handling, distribution, transport, repackaging, import and export of the substances determined by the SVS, as well as the medicines that contain such substances.  In addition, operating permits, certificates and authorizations must be obtained periodically from relevant local authorities.  All pharmaceutical products and certain non-pharmaceutical products, including certain health and beauty aids, are required to be registered with the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  Although retail pharmacies are not responsible for obtaining registration of the products sold, pharmacies must check that products offered are duly registered with the appropriate authorities.  We believe that we have obtained all the necessary licenses and permits necessary to operate our business in Brazil.

The pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies in Brazil are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with general oversight from ANVISA.  ANVISA establishes regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED establish a maximum drug price adjustment of 5.9% for the year commencing on March 31, 2009.  Most over-the-counter drugs are not subject to such price controls.

Property, Plant and Equipment

As of December 31, 2008, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, and approximately 28 other properties, which are not currently in use.  The majority of our fixed assets is wholly owned and free of any major liens or encumbrances.  We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of June 30, 2009, we have 22 distribution centers that represent approximately 100,000 square meters of warehouse space.  From these centers, we filled more than 5.5 million orders in 2008, averaging more than 465,000 orders per month.  All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers in Mexico and their locations, as of June 30, 2009:

	Distribution Center Name	Location (City, State)
1.	Taxqueña	Mexico City, Federal District
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Peninsular	Mérida, Yucatán
13.	Citem	Tlalnepantla, Mexico
14.	Reynosa	Reynosa, Tamaulipas
15.	Tampico	Tampico, Tamaulipas
16.	Tijuana	Tijuana, Baja California
17.	Tláhuac	Mexico City, Federal District
18.	Tuxtla	Tuxtla Gutiérrez, Chiapas
19.	Vallejo	Mexico City, Federal District
20.	Veracruz	Veracruz, Veracruz
21.	Daltem Norte	Monterrey, Nuevo León
22.	Daltem Nacional	Mexico City, Federal District

In December 2008, we opened the doors to our new distribution center in Hermosillo, Sonora and operations began in January of 2009.  The new facility has quadruple the storage capacity of the previous center as well as semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

In Brazil, we lease all of the properties where our retail pharmacies are located, as well as one distribution center in São João de Meriti which has approximately 5,000 square meters of storage space and is used to provide local logistics support to our pharmacies.  In Mexico, we currently lease 171 properties where our retail pharmacies are located.

The following table shows our pharmacy locations in Mexico and Brazil as of December 31, 2008:

Brand	Location	Number of Pharmacies
Farmacias ABC	Guadalajara, Jalisco	50
Farmacias ABC	States of Guanajuato, Michoacán, Coahuila and Jalisco (other than Guadalajara)	69
Farmacias ABC	Mexico City and State of Mexico	29
Farmacias Provee de Especialidades	Monterrey, Nuevo León	6
Farmacias Provee de Especialidades	Saltillo and Torreón, Coahuila	2
Farmacias Provee de Especialidades	Chihuahua, Chihuahua	1
Farmacias Provee de Especialidades	Hermosillo, Sonora	1
Drogasmil	Río de Janeiro	89
Drogasmil	São Paulo	13

        Item 4A.  Unresolved Staff Comments.

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in this annual report starting on page F-1.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 17 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP, and describes the differences in presentation between the statement of changes in the financial position under Mexican FRS and the requirements under U.S. GAAP for a statement of cash flows.  Note 17 also provides a description of our profit sharing and income tax obligations.  Note 18 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP for net income and total stockholders’ equity.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented.  The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican national Consumer Price Index, or NCPI.  The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on non-monetary items, which were presented in the financial statements.  See Note 3 to our consolidated financial statements.

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of Mexican inflation in recent years (6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the economic environment as inflationary.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2009.  These expectations could change depending on actual economic performance.

As a result, we are presenting our 2008 financial statements without inflation accounting.  Financial information for dates and periods prior to 2008 continue to be expressed in constant pesos as of December 31, 2007.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 17 and 18 to our audited consolidated financial statements.

Overview

In May 2008, Grupo Casa Saba acquired 100% of the shares of Drogasmil, a closely-held Brazilian company, for a transaction price of approximately $155 million Brazilian Reals. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,053 million as of December 31, 2008. Drogasmil currently operates pharmacies in the states of Río de Janeiro and São Paulo.  We are currently in the process of integrating the operations of Drogasmil, including improving accounting systems and processes, as well as internal control standards.  Our audit report for this fiscal year was qualified in respect of certain matters relating to Drogasmil, our Brazilian subsidiary, as a result of our inability to prepare a purchase price allocation for the acquisition in a timely manner due to inadequate accounting records at Drogasmil. The inadequacy of such accounting records led to the independent auditors’ inability to audit the underlying assets and liabilities of Casa Saba Brasil or assess the potential impairment of assets as of and for the year ended December 31, 2008, as well as to audit the operation of Drogasmil from May 15 to December 31, 2008.  See the audit report by our independent auditor on page F-3.

In addition, in Mexico, we continued to expand our retail pharmacy operations through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) and to open new lines of business that reinforce the our commitment to the healthcare industry and that complement our core business. In April 2008, we acquired 50.1% of Controladora de Clinicas Ambulatorias, a company that operates clinics specializing in orthopedics, trauma, sports medicine, otorhinolaryngology and outpatient plastic surgery.  Through this association, the Group is seeking to diversify its participation in the healthcare sector.

In terms of our financial results, the investments that we made in the Private Pharma sector, particularly in our retail pharmacy business in Mexico and Brazil, led to an increase in our operating expenses that has affected our margins for the year ended December 31, 2008.  We are seeking to introduce efficiencies in our retail pharmacy business which we believe will ultimately reduce operating expenses.  Our comprehensive financing cost, net, also increased significantly as a result of the interest-bearing liabilities that we incurred in connection with the acquisition of Drogasmil, which also had a negative impact on our margins.  Nevertheless, these investments also had a positive impact on our net sales and gross profit, which registered annual increases of more than 12% and 23%, respectively.  At the end of the fiscal year, Grupo Casa Saba’s net sales totaled Ps. 28,400.0 million, of which 84.84% were derived from our most important business division, Private Pharma, which comprises our distribution business and our retail pharmacy business.  Sales to governmental institutions represented 3.64% of our total annual 2008 sales and were primarily the result of having a greater participation in sales to PEMEX and the ISSSTE.  The remaining 11.52% of sales came from our Health, Beauty, Consumer Goods, General Merchandise and Other division as well as our Publications division.  The latter of these divisions registered a significant decline in sales of its products due to the discontinuation of publications that no longer complied with our minimum profitability requirements.

In our distribution operations, in 2008 we continued investing in state-of-the-art systems and technology.  In our distribution center located in Vallejo, Mexico City, we made improvements to our automated product-sorting system, which should increase our productivity in terms of order processing and sorting precision.  In addition, we invested in the semi-automatization of the Centennial distribution center through investments in radio frequency hand-held terminals. During the year, we also completed the implementation of a call center for Daltem, which aims to increase our private sector sales of highly-specialized and biological products.   Finally, in December, we unveiled our new distribution center in Hermosillo, Sonora, and we initiated operations in January 2009.  This center has four-times the storage capacity as the previous installation as well as semi-automized operations which should contribute significantly to making the distribution process in the region more efficient.

In terms of our financial structure, interest-bearing liabilities were Ps. 1,324.8 million as of December 31, 2008.  These liabilities were primarily the result of the acquisition of Drogasmil.  Nearly 80% of our long-term debt is Peso denominated. We believe that we can service our debt with resources generated from our operations.

Due to the volatility and general decline in worldwide markets in 2008, the price of our shares listed on the Mexican Stock Exchange decreased 35.66%, while those on the New York Stock Exchange declined 49.37% compared to the price at the end of 2007.  Nevertheless, in June 2008, and for the sixth consecutive year, the Group compensated its shareholders by paying out a cash dividend in the amount of $170 million pesos, or $0.6405 pesos per share.

Effects of Economic and Governmental Factors on Our Results of Operations

The vast majority of our operations and assets are located in Mexico.  As a consequence, our results of operations may be significantly affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico.  With the acquisition of Drogasmil, a Brazilian pharmacy chain, our operations in such country may be significantly affected by the general conditions of the Brazilian economy.  See “Item 3.  Key Information—Risk Factors Relating to Economic and Political Developments”.

Economic Situation

In 2005, the Mexican economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the Mexico’s GDP for the year grew by 3.0%, annual inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%.  During 2006, the Mexico’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices.  Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%.  During 2007, the Mexican economy proved resilient in the face of a downturn in the US economy.   GDP growth was 3.3%, inflation reached 3.8% and the interest rate on 28-day CETES averaged 7.2%. In response to the worldwide economic downturn, in 2008 Mexico’s GDP growth was cut in half, to reach 1.6%, inflation rose to 6.5% and the interest rate on 28-day CETES averaged 7.7%.

For each of the years ended on December 31, 2006 and 2007 approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  With the acquisition of Drogasmil in Brazil in May 2008, approximately 96% of our 2008 consolidated net sales resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Brazil has historically had high inflation and interest rates.  The impact of high inflation rates and high interest in Brazil could have negative effects in our operations in such country.  Consumer demand could decrease as purchasing power declines and access to Brazilian credit markets could become more difficult and at high interest rates.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated debt and do not expect to incur any U.S. Dollar-denominated debt in the near term in connection with our current business plan, we may need to do so in the future.  A significant majority of our revenues are and will continue to be Peso-denominated.  As a result, should we incur any substantial U.S. Dollar-denominated debt, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses.  In 2008, based on changes in the Noon Buying Rate for Mexican Pesos as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Peso depreciated by approximately 26.7% against the U.S. Dollar.  During the first quarter of 2009, the Peso depreciated by an additional 5.9% against the U.S. Dollar to reach $14.33 pesos per dollar.  Any future depreciation of the Peso will likely result in price increases from our suppliers, which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

As a result of our recent acquisition in Brazil, we now face currency exchange risk versus the Real, the official currency of Brazil. As part of the acquisition, we assumed certain Real-denominated liabilities for which we could be adversely affected in the event that the Real appreciated against the Peso. Nonetheless, the asset accounts and future revenues would have the opposite effect under such a scenario. In the event that the Real depreciates against the Peso, the opposite would hold true.  For the year ended December 31, 2008, 3.56% of our total revenues were Real-denominated.  We cannot assure you that fluctuations in the Real will not adversely affect our financial results in the future.

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

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 4.1%, 3.8% and 6.5% for 2006, 2007 and 2008, respectively.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 7.2%, 7.2% and 7.7% for 2006, 2007 and 2008, respectively.  In the first quarter of 2009, the 28-day Mexican CETES averaged 7.3%.  Accordingly, if we need to incur Peso-denominated debt in the future, it will most likely be at higher interest rates than in the United States.

Brazil has historically had high inflation and interest rates.  The impact of high inflation rates and high interest in Brazil could have negative effects in our operations in such country.  Consumer demand could decrease as purchasing power declines and access to Brazilian credit markets could become more difficult and at high interest rates.

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2006	2007	2008
Total Mexican Private Pharmaceuticals Market:
Real Unit Price Increases	5.2%	3.2%	0.3%
Growth in Units	(2.6)%	1.2%	(4.7)%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	11.4%	2.8%	4.7%
Growth in Units	(5.9)%	1.5%	(2.2)%

Market Share of Grupo Casa Saba(1):	23.1%	23.1%	23.7%
Inflation(2)	4.1%	3.8%	6.5%
_____________________
(1)  Based on information from IMS Health, A.G. (Mexico) and Grupo Casa Saba’s own estimates.  This market share does not include purchases made by government institutions and sales in the private pharmaceutical market from similares, generics and impulso.  Also includes an IMS estimate of sales through non-wholesalers.

(2)  Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry”.

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated.

	Year Ended December 31,
	2006		2007		2008
	Millions of Pesos
Pharmaceuticals:
Private sector (1)(2)	Ps.	20,506.3	Ps.	21,269.6	Ps.	24,094.9
% Growth		4.8%		3.7%		13.3%
Government		845.5		780.5		1,034.8
% Growth		(4.0)%		(7.7)%		32.6%
Health, Beauty, Consumer Goods, General Merchandise and Other Products		2,231.3		2,281.0		2,521.1
% Growth		(3.5)%		2.2%		10.5%
Publications		903.4		928.6		749.2
% Growth		5.3%		2.8%		(19.2)%
Total	Ps.	24,486.5	Ps.	25,259.7	Ps.	28,400.0
Total % Growth		3.7%		3.2%		12.4%

(1)  The operations of Casa Saba Brazil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, Casa Saba Brazil’s net sales represented 3.6% of our consolidated net sales and 4.2% of the net sales of the private pharmaceuticals business division.

(2)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, net sales by our retail pharmacy business in Mexico represented 4.4% of our consolidated net sales and 5.4% of the net sales of the private pharmaceuticals business division.

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2006	2007	2008
Pharmaceuticals:
Private (1)(2)	83.8%	84.2%	84.9%
Government	3.5%	3.1%	3.6%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	9.1%	9.0%	8.9%
Publications	3.6%	3.7%	2.6%
	100.0%	100.0%	100.0%
Cost of Sales	90.1%	90.2%	89.2%
Gross Profit	9.9%	9.8%	10.8%
Operating expenses:
Selling expenses	2.2%	2.4%	3.2%
Administrative expenses	3.3%	3.3%	4.2%
	5.5%	5.6%	7.4%
Operating income	4.3%	4.2%	3.4%
Comprehensive cost of financing, net	0.0%	0.1%	0.6%
Other income	0.2%	0.2%	0.2%
Income tax and employee profit sharing	1.0%	0.7%	1.1%
Net income	3.7%	3.6%	2.1%
	100.0%	100.0%	100.0%

(1)  The operations of Casa Saba Brazil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, Casa Saba Brazil’s net sales represented 3.6% of our consolidated net sales and 4.2% of the net sales of the private pharmaceuticals business division.

(2)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2008, net sales by our retail pharmacy business in Mexico represented 4.4% of our consolidated net sales and 5.4% of the net sales of the private pharmaceuticals business division.

For a more detailed description of each of our divisions, see “Item 4.  Information on the Company—Operations”.

Results of Operations

In accordance with Mexican FRS, Peso amounts presented below for 2006 and 2007 are expressed in constant Pesos as of December 31, 2007 while the 2008 figures are expressed in nominal terms.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 28,400.0 million for the year ended December 31, 2008, an increase of 12.43% as compared to the same period for 2007.  The increase was primarily due to the investments that were made during the course of the year in our retail pharmacy business, particularly our acquisition of a pharmacy chain, Drogasmil, in Brazil and our expansion of our pharmacy chain, Farmacias ABC, in Mexico. To a lesser extent, our total net sales increased as a result of an increase in sales by our distribution business, which increased 3.80% for the year ended December 31, 2008 as compared to the prior year.

Sales by Division:

Net Private Pharma Sales. Net sales from our Private Pharma business division  increased 13.28%,  from  Ps. 21,269.6  million for the  year ended  December  31, 2007 to
Ps. 24,094.9 million for the year ended December 31, 2008.  Sales for this division grew mainly as a result of the investments that were made by Grupo Casa Saba within the sector, including the acquisition of Drogasmil, a Brazilian pharmacy chain and the expansion of our retail pharmacy chain, Farmacias ABC, in Mexico.  Private Pharma accounted for 84.84% of the Group’s total net sales in 2008, 0.64% higher than in 2007.

Net Government Pharma Sales. Net sales from our Government Pharma business division increased 32.58%, from Ps. 780.5 million for the year ended December 31, 2007 to Ps. 1,034.8 million for the year ended December 31, 2008, due primarily to a higher level of participation of sales to PEMEX and ISSSTE. As a result, this division’s sales represented 3.64% of the Group’s total net sales, slightly higher than the 3.09% that it accounted for in 2007.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division increased 10.53%, from Ps. 2,281.0 million for the year ended December 31, 2007 to Ps. 2,521.1 million for the year ended December 31, 2008, primarily as a result of the increase in the demand for personal care and general merchandise products, as well as commercial agreements that enabled us to increase our promotions and discounts.  Net sales by this division represented 8.88% of our total net sales, 0.15% lower than in 2007.

Net Publication Sales. Net sales from our Publications business division decreased 19.23%, from Ps. 928.6 million for the year ended December 31, 2007 to Ps. 749.2 million for the year ended December 31, 2008 and accounted for 2.64% of our total net sales for the year ended December 31, 2008.  The decline was primarily due to the fact that we stopped distributing publications that did not meet our minimum profitability requirements.

Gross Profit. Grupo Casa Saba’s gross profit amounted to Ps. 3,065 million for the year ended December 31, 2008, an increase of 23.40% as compared to Ps. 2,484.3 million for the same period in 2007.  The improvement in the gross margin, which was 10.79% for the year ended December 31, 2008, as compared to 9.83% registered during the previous year, was mainly due to the Company’s recent investments in the retail pharmacy business in Mexico and Brazil which resulted in increased total sales, as described above.

Operating Expenses.  Our operating expenses amounted to Ps. 2,104.8 million for the year ended December 31, 2008, an increase of 47.73% as compared to Ps. 1,424.9 million for the year ended December 31, 2007.  This was mainly the result of the investments that were made throughout the course of the year in our retail pharmacy business in Mexico and Brazil, which increased our payroll, lease payment obligations, legal fees and other operating costs significantly.  Operating expenses represented 7.41% of our total net sales for the year ended December 31, 2008.

Operating Income.  Operating income for the year ended December 31, 2008 was Ps. 960 million, a decrease of 9.32% as compared to Ps. 1,059.4 million for the year ended December 31, 2007.  This was due primarily to the increase in our operating expenses, as described above.  As a result, our operating margin for year ended December 31, 2008 was 3.38%, a decline of 0.81% as compared to the margin of 4.19% obtained for the year ended December 31, 2007.

Comprehensive Financing Cost, Net.  Pursuant to Mexican FRS, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.   Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar.  The gain or loss on the net monetary position incorporates the effect of inflation on monetary assets and liabilities.  Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.  Since January 1, 2008 we ceased inflation accounting pursuant to Mexican FRS.

Our comprehensive financing cost, net increased from Ps. 17.8 million for the year ended December 31, 2007 to Ps. 181.1 million for the year ended December 31, 2008.  This increase was largely due to the amount of interest paid in 2008.  The interest payments were made in connection with the long-term loan that was obtained for purposes of the acquisition of Drogasmil in Brazil, as well as to the interest related to the use of short-term credits for our operations in both Mexico and Brazil.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2008 was Ps. 302.4 million, an increase of 60.68% as compared to Ps. 188.2 million for the year ended December 31, 2007.  Income tax for the year ended December 31, 2008 amounted to Ps. 321.5 million, 13.3% less than the income tax provisions for the year ended December 31, 2007, and which was partially offset by the deferred income tax of Ps. 95.1 million.

Net Income.  The Group’s net income for the year ended December 31, 2008 amounted to Ps. 595.1 million, a decrease of 34.25% as compared to Ps. 905.1 million for the year ended December 31, 2007.  This decline was primarily the result of the increase in operating expenses, the amount of interest paid as well as the increase in tax provisions, as described above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total Net Sales.  Grupo Casa Saba’s total net sales amounted to Ps. 25,259.7 million for the year ended December 31, 2007, an increase of 3.16% as compared to Ps. 24,486.5 for the same period in 2006. This increase was primarily due to the continued growth of our most important division, Private Pharma, which increased 3.72%.

Sales by Division:

Net Private Pharma Sales.  Net sales from our Private Pharma business division increased 3.72%, from Ps. 20,506.3 million for the year ended December 31, 2006 to Ps. 21,269.6 million for the year ended December 31, 2007.  Sales for this division were primarily driven by the sector’s growth as well as by our commercial strategies.  Our Private Pharma business division continued to be Grupo Casa Saba’s most important division, accounting for 84.20% of the Group’s total net sales, 0.45% higher than in 2006.

Net Government Pharma Sales.  Net sales from our Government Pharma business division decreased 7.69%, from Ps. 845.5 million for the year ended December 31, 2006 to Ps. 780.5 million for the year ended December 31, 2006, due in part, to a higher level of participation of interchangeable generic medicines in the total value of government tenders carried out during the year, which resulted in lower sales to PEMEX and other government entities.  As a result, this division’s sales generated 3.09% of the Group’s total net sales in 2007, slightly lower than the 3.45% that it registered in 2006.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Products Sales.  Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division increased 2.23%, from Ps. 2,231.3 million for the year ended December 31, 2006 to Ps. 2,281.0 million for the year ended December 31, 2007, and represented 9.03% of our total net sales in 2007.  This percentage was 0.08% less than it was during the previous year.

Net Publications Sales.  Net sales from our Publications business division increased 2.79%, from Ps. 903.4 million for the year ended December 31, 2006 to Ps. 928.6 million for the year ended December 31, 2007, and accounted for 3.68% of our total net sales for the year ended December 31, 2007.  This sales increase was primarily due to the inclusion of new magazine titles related to the entertainment and fashion industries.

Gross Profit.  Cost of sales for the year ended December 31, 2007 amounted to Ps. 22,775 million, 3.21% higher than the same period in 2006.  As a result of the high level of competition within the sector, Grupo Casa Saba’s gross margin decreased by 0.05%, from 9.88% in 2006 to 9.83% in 2007.  The Company’s gross profit totaled Ps. 2,484 million for the year ended December 31, 2007, an increase of 2.65% as compared to the same period in 2006.

Operating Expenses.  Operating expenses amounted to Ps. 1,424.8 million for the year ended December 31, 2007, an increase of 4.31% as compared to Ps. 1,365.9 million for the year ended December 31, 2006.

Operating Income.  Operating income for the year ended December 31, 2007 was Ps. 1,059 million, an increase of 0.50% as compared to Ps. 1,054.1 million for the year ended December 31, 2006.  This was due to the pressure that we confronted in terms of our commercial margins in the main markets where we operate. As a result, the operating margin for the year ended December 31, 2007 was 4.19%, a decline of 0.11% as compared to the year ended December 31, 2006.

Comprehensive Financing Cost, Net.  Our comprehensive financing cost, net  for  the year ended December 31, 2007 was  Ps. 17.8 million, compared to  the  income  of
Ps. 4.3 million obtained for the year ended December 31, 2006.  Although the monetary position loss increased slightly and interest expense remained relatively flat, the increase in comprehensive financing cost, net, resulted primarily due to the fact that the Company received less interest income during the year ended December 31, 2007.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2007 amounted to Ps. 188.2 million, a decrease of 21.1% from Ps. 238.5 million for the same period in 2006.  Income tax for the year ended December 31, 2007 was Ps. 370.0 million, which was partially offset by a recovery of asset tax paid in prior years in an amount of Ps. 56 million and a deferred income tax of Ps. 126 million.

Net Income.  The Group’s net income for the year ended December 31, 2007 amounted to Ps. 905.1 million, a decrease of 1.25% as compared to Ps. 916.6 for the year ended December 31, 2006.  Net profit as a percentage of sales, or net margin, for the year ended December 31, 2007 was 3.58%, 0.16% lower than the 3.74% margin for the same period in 2006.

Aggregate Contractual Obligations

Below is a table containing a description of Casa Saba’s aggregate contractual obligations as of December 31, 2008.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period
(millions of Pesos)
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	Ps.	1,053.0	–	–	–	Ps.	1,053.0
Capital Lease Obligations (2)		–	–	–	–		–
Operating Leases (3)		–	–	–	–		–
Purchase Obligations (4)		–	–	–	–		–
Other Long-Term Liabilities (deferred income tax and other liabilities) reflected on our Balance Sheet under Mexican FRS (5)		680.7	–	–	–		680.7
Total	Ps.	1,733.7				Ps.	1,733.7
_________________
(1)  Current maturities of long-term debt (see Note 8 to our audited consolidated financial statements).
(2)  Not applicable.
(3)  Our operating leases are primarily related to our retail pharmacy business in Mexico and Brazil. These leases, which amounted to Ps. 77.8 million in 2008, are entered into in the ordinary course of business and their term varies from one-year to a longer term of up to ten years, depending on the circumstances and location.
(4)  Not applicable.
(5)  Includes reserve for retirement pensions and seniority premiums.  The maturity of this obligation will occur in accordance with the disclosure in Note 3(m) to our audited consolidated financial statements.

Non-Exchange Traded Contracts Accounted for at Fair Value

All financial assets and financial liabilities derived from any type of financial instrument are recognized in our balance sheet and assessed at fair value. The valuation effect, as well as costs and returns generated by financial instruments form part of the comprehensive gain or loss on financing when incurred or earned.

As of December 31, 2007 and 2008 the carrying value of financial instruments approximates their value due to their short-term nature.  Long-term debt incurred through bank loans with similar terms and due dates accrues variable markets prevailing financing rates.

Off- Balance Sheet Arrangements

Under SFAS No. 105, “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk,” the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers, throughout Mexico.  No single customer accounted for a significant amount of the Group’s sales in fiscal year 2006, 2007 or 2008, and there were no significant accounts receivable from a single customer for the same years.  Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

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

Property and equipment

Our balance sheet reflects amounts of long-lived assets (mainly fixed assets and goodwill) associated with our operations throughout Mexico and Brazil.  Many of these assets have resulted from past acquisitions, which have required us to report these assets at their market value at the dates of acquisition.  Subsequently they were restated up to December 31, 2007 applying the “adjustments due to changes in the general price level method” by using the NCPI to value those assets, as permitted by Mexican FRS mentioned in the Note 3(d) to our financial statements.  We believe this method more accurately presents the fair value of the assets.

As we discuss in Note 3(d) to our audited consolidated financial statements, we periodically assess the recoverability of the book value of our long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each business unit or subsidiary indicate that the carrying value of those assets may not be recovered.  This determination requires substantial judgment.  The impairment loss is determined by the excess of carrying value of long-lived assets over recovery value thereof which considers net present value of cash flows estimated to be generated by those assets.  The impairment loss, if any, is recorded in income in the period when such an assessment is carried out, unless the indications mentioned are of a temporary nature. Mexican FRS contemplates the reversal of the recognition of impairment.  Property and equipment to be disposed of are recorded as the lower of the carrying value and the fair market value thereof, less sale related costs.  Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable.  This determination is subjective and is an integral part of the determination of whether an impairment has occurred.

As mentioned before, property and equipment are recorded at acquisition cost. They were restated through fiscal year 2007 by applying INPC factors.  Depreciation is calculated on the restated value of those assets through that date and on the acquisition cost for subsequent additions. Furthermore, the straight-line method is applied based on the asset’s remaining economic useful life.

At 2007 and 2008 fiscal year end, the Group’s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment except potentially in Casa Saba as mentioned below.  Accordingly, fair value of property and equipment other than property in Casa Saba Brasil was equivalent to or greater than the carrying value thereof at that date.

As explained in Note 1(e) to our financial statements, Casa Saba Brasil is still in the process of gathering sufficient information to complete the purchase price allocation of the consideration paid for the acquisition of Drogasmil. Part of this process requires the identification of the net assets.  In addition, the Company is in the process of performing a goodwill and long-lived assets impairment test related to the goodwill that was generated from this transaction. Given the fact that the purchase price allocation has not been completed, the Company is also unable to carry out its annual goodwill long-lived asset impairment tests related to this transaction.

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

At 2007 and 2008 fiscal year end, the Group completed the fair value based impairment test on its goodwill. As a result, the Group determined there was no impact of impairment that should be recorded, except potentially in Casa Saba Brazil as noted below.

As explained in Note 1(e) to our financial statements, Casa Saba Brasil is still in the process of gathering sufficient information to complete the purchase price allocation of the consideration paid for the acquisition of Drogasmil. Part of this process requires the identification of the net assets acquired.  In addition, the Company is in the process of performing a goodwill impairment test related to the goodwill that was generated from this transaction. Given the fact, the purchase price allocation has not been completed, the Company is also unable to carry out its annual goodwill impairment test over the goodwill generated from this transaction.

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

Labor obligations

Effective January 1, 2008, Bulletin D-3, “Labor obligations” (Bulletin D-3), was superseded by FRS D-3, “Employee benefits” (FRS D-3), with the results discussed below.

The Group recognizes the labor obligations for retirement pensions and seniority premiums for all of its employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. These labor obligations are derived from defined benefit plans. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits are granted in the event of dismissal, in accordance with certain stated formulas referred to in the plan.

Projected and defined benefit obligations, unamortized items and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method” , in conformity with FRS D-3, “Labor obligations”. Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

The Group has created a fund placed in an irrevocable trust with the financial institution IXE Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero to meet the labor obligations derived from defined benefits.  During 2007 and 2008, the contributions to the fund, based on actuarial computations, amounted to Ps.16,174 and Ps.15,512, respectively.  Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market.

At December 31, 2007, the additional employee retirement liability (net present liability over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry in certain of the Group’s subsidiaries. The intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of the plan. Therefore, at December 31, 2007, the excess of the additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as contra-equity in the amount of Ps. 19,127, under Mexican FRS. Effective January 1, 2008, that balance was eliminated, in accordance with the new Mexican FRS (see Note 3(t) to our financial statements).

Income Tax, Single Rate Business Tax, and Employee Profit Sharing

Effective January 1, 2008, the tax authorities repealed the Asset Tax Law and enacted the Ley del Impuesto Empresarial a Tasa Única, Single Rate Business Tax Law, or IETU Law, which co-exists with the Income Tax Law, consequently:

As discussed in Note 12(b) to our financial statements, the IETU Law went into effect on January 1, 2008.  As a result of the transition, the Company and its subsidiaries performed a projection based on reasonable assumptions to identify the expected trend of tax on earnings (income tax or IETU) that will be due in the next three years, in accordance with the financial reporting standard interpretation IFRS-8 (See Note 3(n) to our financial statements).  Accordingly, the Company and its subsidiaries determined that income tax will be paid normally in future years. Management restates this estimate periodically.

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

Drogasmil, which was acquired in May 2008, is subject to certain tax and labor contingencies due to the fact that: (i) the Brazilian tax authorities are reviewing the acquired company’s compliance with the filing of value added taxes for fiscal years 2006, 2007, and 2008; (ii) the Company is not in compliance with certain tax information requirements that may result in fines imposed on the Company by the taxing authorities; and (iii) the Company has adopted different methods of remuneration to management, which does not necessarily conform to labor legislation in Brazil.

Casa Saba Brasil is in the process of gathering sufficient information to identify and classify tax and labor contingencies at Drogasmil, as well as of performing the relevant purchase price allocation of the consideration paid for the net assets acquired. For such purposes, information and events subsequent to the acquisition date of Drogasmil will be taken into account to determine the facts and circumstances existing at the acquisition date that merit an adjustment to the amounts previously recorded. The adjustments, if any, will be recognized retroactively from the acquisition date of Drogasmil.

Indebtedness

As of December 31, 2008 the Group’s interest-bearing liabilities totaled Ps. 1,324.8.  As of May 31, 2009, we had arranged for short-term loan revolving credit lines for a total aggregate principal amount of Ps. 379 million with the following banks:  Banco Santander Mexico and BBVA Bancomer.  These facilities may each be accessed depending on our cash flow requirements.  Grupo Casa Saba did not provide specific guarantees for these facilities.  The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México plus an average of approximately 3 percentage points.  The basis points which will be added to TIIE depend on negotiations and prevailing market conditions.

In May 2008, to finance the acquisition of Drogasmil, we entered into a long-term loan with Scotiabank Inverlat for an aggregate amount of up to Ps. 1,210 million, of which we had drawn Ps. 1,053 million as of December 31, 2008.  The obligations under such agreement are guaranteed by the Company and Drogueros, S.A. de C.V. As of June 30, 2009, we have drawn Ps. 1,118 million under this long-term loan.

On April 3, 2009, CSB Drogarias, S.A. (f/k/a Drogasmil), as borrower and Banco Itaú, S.A., as lender, entered into a revolving credit agreement for an amount of R$12.0 million Brazilian Reals.  The loan made under this credit agreement bears interest at variable rates depending on the “DI-OVER-CETIP” rate plus an average of approximately 0.5 percentage points monthly.  The obligations under such agreement are guaranteed by the Company.

See Note 8 to our consolidated financial statements for further description of our indebtedness.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans.  We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations.  If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 379 million.  Net working capital (current assets minus current liabilities) as of December 31, 2008 was Ps. 5,433.5 million compared to Ps. 5,120.3 million as of December 31, 2007.

Our cash flows are subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end.  After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days.  Our inventories, net as of December 31, 2008, were Ps. 5,167.7 million or 6.1% higher than the Ps. 4,872.7 million they amounted to on December 31, 2007.  As of December 31, 2008, our inventory days were 73.4 days, 3.6 days higher than the 77.0 days registered for the year ended December 31, 2007.  As of December 31, 2007, our inventory days were 77.0 days, 12.3 days higher than the 64.7  days registered for the year ended December 31, 2006.  Accounts Receivable for the year ended December 31, 2008 registered 75.0 days while accounts payable accounted for 83.6 days for the same period.  Accounts Receivable for the year ended December 31, 2007 registered 68.4 days while accounts payable were 81.8 days for the same period.  For the year ended December 31, 2006, inventory days were 64.7, account receivable days reached 67.5 and accounts payable days were 67.6 days.

Accounts Receivable

As of December 31, 2008, due to higher sales, a highly competitive environment and commercial negotiations with clients, accounts receivable net increased to Ps. 5,920.3 million, 23.4% higher than the Ps. 4,796.3 million registered as of December 31, 2007.  Accounts receivable days as of December 31, 2008 increased 6.6 days to 75.0 days from 68.4 days for 2007.  As of December 31, 2006, accounts receivable days were 67.5.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2008, trade accounts payable increased to Ps. 5,881.4 million or 13.6% compared to Ps. 5,178.2 million as of December 31, 2007.  As a result, our trade accounts payable days increased to 83.6 in 2008 compared to 81.8 days for the year ended December 31, 2007.  As of December 31, 2006, our trade accounts payable days were 67.6.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 7 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2008 were approximately Ps. 130.8 million, which consisted of Ps. 36.4 million for the purchase of transport and delivery equipment, Ps. 30.7 million for technology and computer equipment, particularly the acquisition of new software licenses and Ps. 63.7 million for other general expenditures.  These expenditures were mainly funded with working capital.  For 2009 we expect to fund our capital expenditures needs with working capital.  In the event that we require additional funds, we may access our short-term revolving credit facilities.

Our capital expenditures during 2007 were approximately Ps. 163.9 million, which consisted of Ps. 38.9 million for the purchase of transport and delivery equipment, Ps. 41.2 million for technology and computer equipment, particularly the acquisition of new software licenses, Ps. 44.0 million for work-in-progress related expenditures and Ps. 39.8 million for other general expenditures.  These expenditures were mainly funded with working capital.

Our capital expenditures during 2006 were approximately Ps. 166.0 million, which consisted of Ps. 48.1 million for the purchase of transport and delivery equipment, Ps. 83.8 million for technology and computer equipment and Ps. 34.1 million for other general expenditures. These expenditures were mainly funded with working capital.

Trend Information

During 2008, we continued with our strategy of profitable growth and implemented a number of operating efficiencies programs to maximize the profitability of our operations.  We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them.  In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers.

We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and we will continue to focus our efforts on increasing profitability in the different markets in which we operate.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years.  The main factors supporting this expected growth are Mexico’s demographic structure (adults are continuously increasing their participation in Mexico’s total population) and the increase in the life expectancy of the Mexican population.  The combination of these factors generated a natural growth in the demand for healthcare services and pharmaceutical products.  Despite the overall growth that we expect to continue in the pharmaceutical market, which generally benefits our wholesale distribution business, in recent years there has been a shift in the percentage of private sector pharmaceutical sales that are placed through wholesalers, like us, to sales that are placed directly by the manufacturers to a large retail pharmacy chains and supermarket supercenters that purchase sufficiently large volumes to have direct access to the laboratories.  According to IMS Health, A.G. and our internal data, private sector pharmaceutical sales that are placed through wholesalers have declined from 90% in 2006 and 2007 to 80% in 2008. A continued increase in direct sales by manufacturers to retail pharmacy chains could have a material adverse affect on our results of operation.

With respect to our non-pharmaceutical or HBCG/other products related business divisions, we believe that higher levels of economic growth are necessary to increase the demand for these products; therefore, we depend on the improvement of general economic conditions and increases in consumer purchasing power to generate positive results in the upcoming years.  We believe that the more solid client and editorial base of our Publication business division has, and will, allow it to generate better sales and operating results, particularly when Mexico’s economic performance improves.

Brazil is also experiencing similar trends in terms of the expansion of the adult population, prompted by an increase in overall life expectancy.  Brazilians’ average life expectancy has increased, from 68.5 years in 1995 to 72.8 years in 2008.  As a result, the over-60 population in the country has increased significantly over the course of the last ten years and it is this group that is most likely to stimulate the demand for both healthcare services and pharmaceutical products in the future.  In addition, older consumers are generally more affluent and have larger discretionary incomes, making them a target demographic for many manufacturers, including for over-the-counter healthcare products.

From a socio-economic standpoint, we would also expect that the decrease in the unemployment in Brazil from 12.3% in 2004 to 9.3% in 2008, combined with an increase in the average salary in the last ten years, will stimulate the consumption of HBCG and Other products.  However, as is the case in Mexico, the continued demand for these products will require a stable economic environment.  Therefore, the growth of this segment will largely depend on the speed with which the Brazilian economy recovers from the effects of the recent global economic crisis.

The trends described in this section and expectations of Grupo Casa Saba may be affected by the current global economic downturn, particularly by the impact on the Mexican and Brazilian economies.  See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.

Accounting Pronouncements and Related Effects

Under Mexican FRS

(a)	Recently Issued Accounting Pronouncements

During fiscal year 2008, the CINIF issued the following Mexican FRS, effective January 1, 2009:

a)       FRS B-7. “Business acquisitions” (FRS B-7). This accounting standard supersedes Bulletin B-8, “Business acquisitions”. The significant changes are:

(i)       the new accounting standard reiterates the application of the “purchase method” for business acquisitions. The valuation of net assets acquired at fair value should be performed at the date of the purchase by applying accounting policies of the purchaser, with certain exceptions to the use of fair value. In that event, they are valued by applying the pertinent Mexican FRS. Purchase and restructuring expenses do not form part of the consideration.

(ii)      FRS B-7 establishes the following provisions: (a) recognizing assets reacquired, contingent liabilities and considerations, and assets for indemnification generated in the purchase; and (b) disclosing acquisitions of the period and adjustments to fair values occurred in the prior year, in the valuation period.

The Company intends to adopt FRS B-7 and apply its provisions prospectively. The Company is going to evaluate the impact that this adoption will have on its consolidated results and financial position. The evaluation will consider the measurement for allocating the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded provisionally, as discussed in Note 1(e). The Group will perform the valuation, within the period established in accordance with Mexican FRS. The adjustments, if any, will be recognized retroactively from the acquisition date.

b)       FRS B-8, “Consolidated or combined financial statements” (FRS B-8). This accounting standard supersedes Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments” (Bulletin B-8). The significant changes are:

(i)       FRS B-8 defines specific purpose entities (EPE-Spanish acronym), which should be consolidated for accounting purposes when they are under control. Controlled EPEs prior to the effectiveness of this FRS should be consolidated by applying the retrospective method.

(ii)      it sets forth the option of presenting unconsolidated financial statements instead of consolidated financial statements when an interim holding company is involved and its stockholders express their agreement not to consolidate.

The Group’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

c)       FRS C-7, “Investments in associates and other permanent investments” (FRS C-7). The significant changes are as follows:

(i)       accounting standards relative to the valuation of investments in associates and other permanent investments are incorporated in FRS C-7, and removed from FRS B-8 (paragraph b) above). Consolidation accounting rules applicable to subsidiaries are maintained in FRS B-8.

(ii)      FRS C-7 defines the associate as that entity in which there is significant influence including special purpose entities (EPE).

(iii)     the investment in the EPE in which there is significant influence should be valued by applying the equity method. The EPE in which there is significant influence prior to January 1, 2009 should be valued by applying the equity method retrospectively.

The Group’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

(d)      FRS C-8, “Intangible assets” (FRS C-8). This accounting standard supersedes Bulletin C-8 “Intangible assets”. In accordance with FRS C-8: (i) an intangible asset is considered as such when it is separable or arises from contractual or legal rights; (ii) the initial valuation of intangible assets is performed based on the cash paid in an individual acquisition and/or for every intangible asset in a business combination, as well as disbursements allocated for the development of certain intangible assets; (iii) subsequent disbursements on research and development projects in progress acquired are recognized as an expense when accrued if they form part of the stage of research or as an intangible asset if they meet the criteria for that recognition. The Group’s adoption of this provision, whose initial application is retrospective, had no impact on its consolidated financial position and results of operations.

e)       FRS D-8. “Share based payments” (FRS D-8). This accounting standard sets forth the recognition of: (i) goods and services acquired in exchange for equity securities from the entity or from a related party; (ii) goods and services acquired that incur liabilities in amounts based on the value of the stock of the entity; and (iii) goods and services acquired with the option to liquidate in cash or by issuing equity securities of the entity. The Group’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

Recently Issued Accounting Pronouncements

In February 2008, FASB Staff Position (FSP) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under SFAS No. 144.

The partial adoption of SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis did not have a material impact on the Company’s consolidated financial statements. The Company is in the process of analyzing the potential impact of SFAS No. 157 relating to its January 4, 2009 adoption of the remainder of the standard.

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities: an amendment of FASB Statement No. 133,” (SFAS No. 161) to expand the disclosure framework in FASB Statement 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires companies with derivative instruments to disclose information about how and why the company uses derivative instruments; how the company accounts for derivative instruments and related hedged items under Statement 133; and how derivative instruments and related hedged items affect the company’s financial position, financial performance, and cash flows. The expanded disclosure guidance also requires a company to provide information about its strategies and objectives for using derivative instruments; disclose credit-risk-related contingent features in derivative agreements and information about counterparty credit risk; and present the fair value of derivative instruments and related gains or losses in a tabular format. SFAS No. 161 is effective for fiscal years and interim periods that begin after November 15, 2008. The Group’s adoption of this provision will have no impact on its consolidated financial position and results of operation.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The Group currently does not anticipate that this new accounting standard will have a significant impact on the consolidated financial statements and results of operations

In April 2008, the FASB issued FSP SFAS No, 142-3, “Determination of the Useful Life of Intangible Assets” (FSP SFAS 142-3), which amends the guidance in SFAS No. 142 about estimating the useful lives of recognized intangible assets and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, FSP SFAS 142-3 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively to intangible assets acquired after the effective date. The Group is currently evaluating whether the adoption of SFAS 142-3 will have a material impact on its financial statements and results of operation.

In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on the FASB Issue 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-06). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquired or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-6 to have an effect on its financial statements and results of operation.

In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7) which requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired for fiscal years beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-7 to have an effect on its financial statements.

In December 2008, the FASB issued FASB Staff Position FSP 132(R)-1, “Employers Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance regarding employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan.

This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt the provisions of FSP 132(R)-1 as of January 2, 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Company’s postretirement benefit plans.

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupation, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected by our shareholders at our annual shareholders’ meeting, which was held on April 30, 2009.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Manuel Saba Ades (11/03/67)	Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. and of Grupo Casa Saba, S.A.B. de C.V. Member of the Board of Grupo Xtra S.A., de C.V. and of Ixe Grupo Financiero, S.A.B. de C.V.	February 2000
Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. Chairman of the Board of Grupo Xtra, S.A. de C.V.	February 2000
Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	February 2000
Juan Carlos Peralta del Río (24/09/75)	Vice President	Vice President - IUSA Footwear International S.A. de C.V	April 2008
Pedro Alejandro Sadurni Gómez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000
Julio Madrazo García (07/07/66)	Partner	De la Calle Madrazo Mancera, CMM and Director-Zimat Golin Harris	April 2009
Fernando Chico Pardo (02/15/52)	President	President of PROMECAP, S.C. and Grupo Aeropuerto del Sureste, S.A. de C.V.	April 2009
Miguel Alemán Magnani ( 04/25/66)	President	Grupo Alemán	April 2009
Gabriel Alarcón Velázquez (02/23/37)	Director	Banco de Comercio	April 2006

On April 30, 2009, the Board and the Audit Committee accepted José Elstein Japchik’s resignation and elected Julio Madrazo García, Senior Partner at De la Calle Madrazo Mancera, CMM, as an independent Board member as well as the Audit Committee’s new President and Mr. Moises Saba Ades was removed as Vice-Chairman of the Board of Directors of the Company.  In addition, Fernando Chico Pardo and Miguel Alemán Magnani were elected as independent board members in accordance with the Mexican Securities Market Law, while Pedro Alejandro Sadurni Gómez was elected as a board member.  Mr. Sadurni was previously an alternate board member.

Francisco Fuentes Ostos is the Secretary of our Board of Directors, without being a member of the Board.  Alberto Saba Ades and Manuel Saba Ades are brothers.  Manuel Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D’jamus.  Alberto Saba Ades is the Chairman of the Board of Directors of Grupo Xtra, S.A. de C.V. and Manuel Saba Ades is a regular member of the same Board.  In addition, Manuel Saba Ades was elected as a member of the Board of Directors of Ixe Grupo Financiero, S.A.B. de C.V. and Alberto Saba Ades continues to serve as an alternate member of this same Board.  Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company.

Set forth below is the name of the alternate member of our board of directors.  The alternate member of our board was elected by our shareholders at our annual shareholders’ meeting, which was held on April 30, 2009.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Iván Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A.B. de C.V.	Partner – Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000

The management of our business is vested in our Board of Directors and the Chief Executive Officer.  Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders’ meeting held for the purpose of appointing and electing directors, which at any time may be conformed by at least six but no more than twenty-one members of the Board of Directors.  Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders’ meeting, and each serves until a successor is elected and takes office.  In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present.

According to the Mexican Securities Market Law the Board of Directors may have up to 21 members and each member may have its alternate.  The members of the Board of Directors shall be appointed by the shareholders’ meeting and the shareholders controlling 10% of the capital stock of the company may appoint or revoke in the shareholders’ meeting a member of the Board of Directors.

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

Our bylaws also provide that the Chairman of the Board of Directors shall have the casting vote in the event of a tie.  The Board of Directors is required to meet at least once a quarter.  The Chairman, 25% of the directors or the Chairman of the Audit and Corporate Practices Committee may call for a meeting of the Board of Directors.  Also, our bylaws provide that the Board of Directors must approve with input from the Audit and Corporate Practices Committee, on an individual basis (i) any transaction with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal for justified causes, (iii) our financial statements and those of our subsidiaries, (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) providing collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors and (vi) accounting policies, within GAAP.

In addition, each holder or group of holders representing at least 10% of a series of shares has the right to appoint one director and a corresponding alternate director.  Pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

Committees of Our Board of Directors

At the annual shareholders’ meeting held on April 30, 2009, it was resolved to eliminate the Executive Committee and, as a result, the Board of Directors accepted the resignations of Messrs. Manuel, Alberto and Moisés Saba Ades.

In accordance with the Mexican Securities Market Law, we have an Audit and Corporate Practices Committee.  As of April 30, 2009, the Audit Committee is formed by Messrs. Julio Madrazo García (chairman), Gabriel Alarcón Velázquez and Juan Carlos Peralta del Río, all independent members of the Board of Directors.  As required by the Mexican Securities Market Law, both the chairman and a majority of the members of the Audit Committee are independent directors.  The Audit Committee carries out the responsibilities of the audit and corporate practice committee.  Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

●	supervise our external auditors and analyze their report;

●	analyze and supervise the preparation of our financial statements;

●	inform the Board of Directors of our internal controls and their adequacy;

●	request reports of our Board of Directs and executive officers whenever it deems appropriate;

●	inform the Board of any irregularities that it may encounter;

●	receive and analyze recommendations and observations made by the stockholders’ meetings;

●	supervise the activities of our Chief Executive Officer;

●	provide an annual report to the Board of Directors;

●	provide opinions to our Board of Directors;

●	request and obtain opinions from independent third parties; and

●	assist the Board in the preparation of annual reports and other reporting obligations.

The Chairman of the Audit and Corporate Practices Committee shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include among others:  (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts; (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies; (iii) the evaluation of external auditors; (iv) the main results from the review of our financial statements and those of our subsidiaries; (v) the description and effects of changes to accounting policies; (vi) the measures adopted as result of observation of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with stockholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience, and the year in which they were first appointed to their current position.

Name and Date of Birth	Current Position	Business Experience	First Appointed

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	February 2000
Pedro Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000
Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991
Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985
Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995
Ricardo Ríos Cárdenas (02/01/55)	Human Resources Director	Director of Sales & Operations, Northern Region – Grupo Casa Saba, S.A.B. de C.V.	March 2009
Pedro Canton y Figueroa (08/05/49)	Sales Director	Director of National Warehouse Operations	December 2008
Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2008, the aggregate compensation paid by us to our executive officers for services rendered in all capacities was approximately Ps. 31.6 million.  During the fiscal year ended on December 31, 2008, our directors did not receive any compensation for their services rendered in such capacity. By means of the ordinary annual shareholder’s meeting held on April 30, 2009, it was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

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

Employees

As of December 31, 2008, we had 9,001 employees.  In Mexico we had 7,457 employees, 5,921 of which are part of the distribution business and 1,536 are part of the retail pharmacy business.  On the distribution side, 3,742 of which are sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 1,041 of which are administrative employees and 1,138 of which are operational employees.  On the retail pharmacy side, 188 are administrative employees and 1,348 are operational employees. In Brazil we had 1,544 employees of which 102 are administrative employees and 1,442 are operational employees.  A significant majority of our employees in Mexico, 85.4% as of December 2007 and 83.5% as of December 2008, are represented by unions.  Almost all of our employees in Brazil, 99% as of December 31, 2008, are unionized.  We believe that our relations with our employees and the unions to which they are affiliated are good.  In 2008, the number of employees increased by 26.7% compared to 2007.  The increase in employees resulted from our acquisition of Drogasmil and the expansion of our retail pharmacy business in Mexico.

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

Projected benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”, in conformity with Bulletin D-3, “Labor obligations” of Mexican FRS. Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

We have created a fund placed in irrevocable trusts at a financial institution to meet the labor obligations referred to above.  Contributions to these funds are determined annually by an actuarial calculation approved by our Board of Directors.  We believe that obligations under these trusts are closely monitored by their trustee.

During 2006, 2007 and 2008, contributions to the fund amounted to Ps. 16.1 million, Ps. 15.5 million and Ps. 15.5 million, respectively.  As of December 31, 2006, 2007 and 2008, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

Item 7.	Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2009, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2009, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9. Offer and Listing Details—Share Repurchases”.  Currently, there are no arrangements known to us that could result in a change of control of the Company.

On May 6, 2008, Mr. Isaac Saba Raffoul, as settler and beneficiary “A”, executed a trust agreement with Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, as trustee, Mrs. Beki Ades Tawil, as beneficiary “B”, and Mr. Manuel Saba Ades and Mr. Alberto Saba Ades both as beneficiaries “C”.  In addition to other assets, the 225,606,456 Ordinary Shares directly owned by Mr. Isaac Saba Raffoul were deposited into Trust F-709.  Upon the death of Isaac Saba Raffoul on July 27, 2008, Manuel Saba Ades and Alberto Saba Ades, sons of Isaac Saba Raffoul became, on an equal basis, the sole beneficiaries of the 225,606,456 Ordinary Shares held by Trust F-709.  References in this annual report to “our controlling shareholder” is to Trust F-709, as direct holder of 225,606,456 Ordinary Shares for the benefit of Manuel Saba Ades and Alberto Saba Ades.

As of May 31, 2009, our controlling shareholder directly held 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of June 15, 2009, approximately 11.2% of our Ordinary Shares were held through ADSs by more than 30 registered holders.

The following table shows information, as of May 31, 2009, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned	Percentage Stake
Trust F-709 (1)	225,606,456	85.00%
Fernando Chico Pardo (2)	13,689,600	5.16%
Total	239,296,056	90.16%
____________________
(1)
Manuel Saba Ades and Alberto Saba Ades, both of whom are directors of the Company, are the sole beneficial owners, on an equal basis, of the Ordinary Shares held directly by Trust F-709.  The trustee of Trust F-709 is Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, Division Fiduciaria.

(2)	Mr. Chico Pardo is an independent director of the Company and owns 6,078,600 Ordinary Shares and 761,100 ADRs.

Related Party Transactions

In 2008, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 7 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

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

Principal Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective during 2008

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder.  During 2008, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.  In 2008, we expensed Ps. 4.7 million as compared to Ps. 4.8 million in 2007 with respect to this lease.  We believe that this lease was entered into the ordinary course of business, was made on an arm’s length basis and is on terms no less favorable than those that could have been obtained from unaffiliated third parties.

Services.  In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity indirectly owned and controlled by our controlling shareholder.  Services pursuant to this agreement were also provided to us in 2006, 2007 and 2008.  During 2008, we expensed a total amount of  Ps. 9.9 million as compared to Ps. 10.6 million in 2007 related to the services rendered by Aero Xtra, S.A. de C.V.  This contract was entered into in the ordinary course of business, and was made on an arm’s-length basis on terms no less favorable than those that could have been obtained from unaffiliated third parties.

As of December 31, 2007 and 2008, the receivable balances from Aero Xtra, S.A. de C.V. were Ps. 2.0 million and Ps. 2.0 million, respectively.  For Xtra Inmuebles, S.A. de C.V., they were Ps. 2.2 million and Ps. 0.1 million, respectively.  The receivable balance from Aero Xtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real estate, respectively.

See Note 7 to our consolidated financial statements for a summary table of our related party transactions.

Legal and Advisory Services.  During 2008, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.  Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors, without being a member of such Board.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party law firm for similar services.

Tax Advisory Services.  During 2008, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future.  Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is our independent alternate director.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

During 2008, we had no other related party agreements, except for the balances and transactions referred to above.  We believe that all related party transactions were agreed upon on an arm’s-length basis.

Item 8.	Financial Information

See “Item 18.  Financial Statements” and “Item 19.  Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

Material Legal Proceedings

As of December 31, 2008, except as otherwise disclosed in Note 14 of the consolidated financial statements, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

Dividend Policy

Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors.  Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as it continues to own a majority of our outstanding shares, it will have the ability to determine whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Related to our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  We do not have a specific dividend policy.  Depending on the results and condition of our business, dividends for a specific year would be paid to the extent that such payment would not impair our ability to invest and grow.  Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.

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

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2008 and each month in the six-month period ending June 30, 2009.

	US Dollar per ADS(1)
	High		Low
2004	U.S.$	14.99	U.S.$	10.70
2005	U.S.$	18.50	U.S.$	14.75
2006	U.S.$	26.15	U.S.$	16.52
2007	U.S.$	42.85	U.S.$	26.10
First Quarter		35.24		26.10
Second Quarter		34.58		29.75
Third Quarter		42.85		30.41
Fourth Quarter		39.99		35.30

2008	U.S.$	42.85	U.S.$	26.10
First Quarter		39.00		32.00
Second Quarter		37.25		31.95
Third Quarter		35.36		28.00
Fourth Quarter		28.33		17.61
2009
First Quarter	U.S.$	20.50	U.S.$	11.23
Month
December 2008	U.S.$	23.25		17.61
January 2009		20.50		17.08
February 2009		17.00		13.50
March 2009		15.00		11.23
April 2009		16.50		11.14
May 2009		17.00		14.55
June 2009		19.90		16.01

________________________
(1) Source: Infosel and Economatica.

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2008, there were 265,419,360 Ordinary Shares issued and outstanding.  At the end of June 2009, approximately 11.2% of the outstanding shares were held in the form of ADSs.

Trading on the Mexican Stock Exchange

Overview

The Mexican Stock Exchange, located in Mexico City, is the only stock exchange in Mexico.  Operating continuously since 1907, the Mexican Stock Exchange is organized as a corporation with variable capital, or sociedad anónima bursátil de capital variable.  Securities are traded on the Mexican Stock Exchange from 8:30 am to 3:00 pm Mexico City time, each business day.  Since January 1999, all trading on the Mexican Stock Exchange has been conducted electronically.  The Mexican Stock Exchange may impose a number of measures to promote the orderly and transparent trading price of securities, including the operation of a system of automatic suspension of trading in shares of a particular issuer when price fluctuations exceed certain limits.  The Mexican Stock Exchange may also suspend trading of shares of a particular issuer as a result of the disclosure of a material event, or when the change in the volume traded or the share price is not consistent with either the historic performance or publicly available information.  The Mexican Stock Exchange may also suspend trading if it is not disclosed as a material event that the financial statements of a company are subject to scope qualification.  The Mexican Stock Exchange may resume trading of the shares when it deems that the material events have been adequately disclosed to public investors or when it deems that the issuer had adequately explained the reasons for the changes in the volume traded or prevailing share price.  Under current regulations, this system applies to the ADSs.  However, the Mexican Stock Exchange may take into account any suspension measures that may or may not have been taken by the New York Stock Exchange in respect of the ADSs, and may resolve not to impose a suspension of trading of our shares.

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

The table below shows, for the five most recent full financial years ending December 31, 2008 and each month and the six month period ending June 30, 2009 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share (1)
Year	High		Low
2004	Ps.	16.60	Ps.	12.70
2005	Ps.	20.50	Ps.	16.70
2006	Ps.	26.15	Ps.	16.95
2007	Ps.	44.50	Ps.	28.80
First Quarter		37.40		28.80
Second Quarter		36.50		34.00
Third Quarter		44.50		36.21
Fourth Quarter		42.90		. 41.00
2008	Ps.	44.50	Ps.	28.80
First Quarter		41.68		36.80
Second Quarter		36.80		36.00
Third Quarter		33.10		31.20
Fourth Quarter		31.20		26.90
2009
First Quarter	Ps.	26.60	Ps.	22.53
Month
December 2008	Ps.	31.00	Ps.	27.50
January 2009		26.60		26.50
February 2009		22.53		22.53
March 2009		-		-
April 2009		17.50		16.40
May 2009		21.09		17.50
June 2009		25.80		22.00

________________________
(1) Source: Infosel and Economatica.

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

At the end of June 2009, approximately 11.2% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

At our annual shareholders’ meeting, which was held on April 30, 2009, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

We have amended our bylaws to reflect certain changes to the Mexican Securities Market Law affecting share repurchases.  For a description of the amendments relating to share repurchases, see “Item 10.  Additional Information—Share Repurchases”.

Item 10.	Additional Information

Market Regulation and Registration Standards

In 1946, the Comisión Nacional de Valores, or the National Securities Commission, commonly known as the CNV, was established to regulate stock market activity. In 1995, the CNV and the Comisión Nacional Bancaria, or the National Banking Commission, were merged to form the CNBV. The Mexican Securities Market Law, which took effect in 1975, introduced important structural changes to the Mexican financial system, including the organization of brokerage firms as corporations with variable capital, or sociedades anónimas de capital variable. The Mexican Securities Market Law sets standards for authorizing companies to operate as brokerage firms, which authorization is granted at the discretion of the Ministry of Finance upon the recommendation of the CNBV. In addition to setting standards for brokerage firms, the Mexican Securities Market Law empowers the CNBV, among other things, to regulate the public offering and trading of securities and to impose sanctions for the illegal use of insider information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage firms through a board of governors composed of thirteen members, five of which are appointed by the Ministry of Finance.

In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses such as stockholder rights plans, or poison pills.

To offer securities to the public in Mexico, an issuer must meet specific qualitative and quantitative requirements, and generally only securities for which an application for registration in the National Registry of Securities, or NRS, maintained by the CNBV has been approved by the CNBV may be listed on the Mexican Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities or the solvency of the issuer.

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

The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange. To be registered, issuers will be required to have, among other things:

●	a minimum number of years of operating history;

●	a minimum financial condition;

●	a minimum number of shares to be publicly offered to public investors;

●	a minimum price for the securities to be offered;

●	a minimum of 15% of the capital stock placed among public investors;

●	a minimum of 200 holders of shares or of shares represented by ADRs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering;

●
the following distribution of the securities offered pursuant to an offering in Mexico: (i) at least 50% of the total number of securities offered must be placed among investors who acquire less than 5% of the total number of securities offered; and (ii) no investor may acquire more than 40% of the total number of securities offered; and

●	complied with certain corporate governance requirements.

To maintain its registration, an issuer will be required to have, among other things:

●	a minimum financial condition;

●	minimum operating conditions, including a minimum number of trades;

●	a minimum trading price of its securities;

●	a minimum of 12% of the capital stock held by public investors;

●	a minimum of 100 holders of shares or of shares represented by ADRs who are deemed to be public investors under the General CNBV Rules; and

●	complied with certain corporate governance requirements.

The CNBV has the authority to waive some of these requirements in some circumstances.

Recently, the General CNBV Rules were amended in order to included the obligation to disclose only to this authority the names and number of shares of the stockholders of a security market participant.

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

Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange. Pursuant to the General CNBV Rules, the internal regulations of the Mexican Stock Exchange must be amended to include, among other things, the implementation of the Sistema Electrónico de Envío y Difusión de Información, or the SEDI, an automated system for the electronic transfer of the information required to be filed with the Mexican Stock Exchange, which will be similar to, but will replace, the existing Sistema Electrónico de Comunicación con Emisores de Valores, or EMISNET. Issuers of listed securities must prepare and disclose their financial information by a Mexican Stock Exchange-approved system known as the Sistema de Información Financiera Computarizada, or Computerized Financial Information System, commonly known as the SIFIC. Immediately upon its receipt, the Mexican Stock Exchange makes that information available to the public.

The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the SEDI information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

●	the entering into or termination of joint venture agreements or agreements with key suppliers;

●	the creation of new lines of businesses or services;

●	significant deviations in expected or projected operating performance;

●	the restructuring or payment of significant indebtedness;

●	material litigation or labor conflicts;

●	changes in dividend policy;

●	the commencement of any insolvency, suspension or bankruptcy proceedings;

●	changes in the directors; and

●	any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

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

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer:

●	if the issuer does not adequately disclose a material event; or

●
upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

The Mexican Stock Exchange may also suspend trading if the Company does not disclose, as a material event, that the financial statements of such company are subject to scope qualifications.  The Mexican Stock Exchange must immediately inform the CNBV and the general public of any such suspension. An issuer may request that the CNBV or the Mexican Stock Exchange resume trading, provided it demonstrates that the causes triggering the suspension have been resolved and that it is in full compliance with the periodic reporting requirements under the applicable law. If its request has been granted, the Mexican Stock Exchange will determine the appropriate mechanism to resume trading in its securities. If trading of an issuer is suspended for more than 20 business days and the issuer is authorized to resume trading without conducting a public offering, the issuer must disclose through the SEDI, before trading resumes, a description of the causes that resulted in the suspension and reasons why it is now authorized to resume trading.

Likewise, if the securities of an issuer are traded on both the Mexican Stock Exchange and a foreign securities market, that issuer must file with the CNBV and the Mexican Stock Exchange on a simultaneous basis the information that it is required to file pursuant to the laws and regulations of the relevant other jurisdiction.

Pursuant to the Mexican Securities Market Law, stockholders of issuers listed on the Mexican Stock Exchange must disclose any transactions through or outside of the Mexican Stock Exchange that result in exceeding 10% ownership stake of an issuer’s capital stock. These stockholders must also inform the CNBV of the results of these transactions the day after their completion.

Additionally, related parties of an issuer who increase or decrease their ownership stake, in one or more transactions, by 5% or more shall disclose such transactions. The Mexican Securities Market Law also requires stockholders holding 10% or more of the capital stock of companies listed in the registry to notify the CNBV of any ownership changes in shares of the company.

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

●
the replacement of the statutory auditor by the audit committee, the corporate governance committee and the external auditors, assigning to each of these specific obligations of surveillance and corporate governance;

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

Our current bylaws include most of the provisions above-mentioned.  This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law.  For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Item 6.  Directors, Senior Management and Employees”.

Organization and Register

Grupo Casa Saba, S.A.B. de C.V., is a sociedad anónima bursátil de capital variable, or limited liability stock corporation with variable capital, which was organized under the laws of the United Mexican States in accordance with the Mexican Corporations Law on November 11, 1982.  Our deed of incorporation was registered with the Public Registry of Commerce of Mexico City, D.F., under Commercial Page (folio mercantil) Number 55,635.  We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws, which includes, among others, the following:  (i) to promote, incorporate, organize, exploit and participate in the capital stock and assets of all types of commercial or civil companies, associations or industrial, commercial, service or other concerns, both domestic and foreign, and participate in the management or liquidation thereof; (ii) to manufacture, produce, purchase, sell, process, distribute, export and import all types of products permitted by law and, generally, all types of domestic or foreign goods or merchandise, whether in the form of raw materials, semi-finished or finished products and whether pre-assembled or unassembled, and to trade them in any manner whatsoever either for our account or the account of others; (iii) to acquire, transfer and, generally, negotiate with all types of shares of stock, partnership interests and securities; (iv) provide, contract and receive all types of technical, consulting and advisory services, and enter into contracts or agreements in connection therewith; (v) to enter into all types of agreements with the federal government or any local governments or public or private entities, individuals or corporations, whether domestic or foreign; (vi) to issue, subscribe, accept, endorse and guarantee credit instruments, securities and other instruments permitted by law; (vii) to acquire, transfer, lease, sublease and permit the use, enjoyment, disposition of generally, and exploitation of all types of personal and real property, including their parts or appurtenances; (viii) to provide or receive all types of technical and professional assistance and services; (ix) to obtain and grant all types of loans, providing and receiving specific guarantees thereof; issue debentures and notes; accept, draw, endorse or guarantee all types of credit instruments and other documents evidencing credit rights; and grant all types of bonds or guarantees with regard to the obligations assumed or the instruments issued or accepted by third parties; and (x) generally, to carry out all types of commercial transactions and enter into all types of contracts, agreements and transactions of any nature whatsoever, in accordance with the law.

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

We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors:  (i) our general strategy; (ii) with input from the Audit and Corporate Practices Committee, on an individual basis (i) any transaction with related parties, subject to certain limited exceptions, (ii) the appointment of our Chief Executive Officer, his compensation and removal from justified causes, (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, (v) agreements with our external auditors; (vi) accounting policies, within GAAP; (vii) creation of special committees and granting them the power and authority; (viii) matters related to anti-takeover provisions provided for in our bylaws; and (ix) the exercise of our general powers in order to comply with our corporate purpose.

Voting Rights and Shareholders’ Meetings

Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right to appoint our Board of Directors.

General shareholders meetings may be ordinary general meetings or extraordinary general meetings.  Extraordinary general meetings are those called to consider specific matters listed in Article 182 of the Mexican General Corporations Law and our bylaws, including the extension of the Company’s duration, changes to the corporate purpose, change of the Company’s jurisdiction of incorporation, amendments to the corporate bylaws, dissolution, liquidation or spin-offs, issuance of securities, mergers and transformations of our mercantile regime and increases and reductions in the fixed portion of our capital stock.  In addition, our bylaws require an extraordinary general meeting to approve the cancellation of the Ordinary Shares’ listing with the securities section of the NRS, as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities represented our Ordinary Shares, such as our ADSs, are registered.  General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

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

Dividend Rights

At our annual ordinary general shareholders’ meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval.  Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year.  Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock.  Thereafter, our shareholders may allocate our net profits to any special reserve.  After this allocation, the remainder of our net profits will be available for distribution as dividends.  Additionally and prior to the distribution of dividends, Mexican companies are required to contribute 10% of their yearly taxable profits to our employees.  However, please note that the Company has no direct employees as of this date, only its subsidiaries.  See “Item 3.  Key Information—Dividends”.

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

Preemptive Rights

In the event of a capital increase, a holder of Ordinary Shares has a preferential right to subscribe to a sufficient number of Ordinary Shares in order to maintain his existing proportionate holdings of Ordinary Shares.  Shareholders must exercise their preemptive rights within the time period established by our shareholders at the meeting approving the issuance of additional Ordinary Shares.  This period must continue for at least 15 days following the publication of notice of the issuance in the Diario Oficial de la Federación, Mexico’s official newspaper, and in a newspaper of general circulation in Mexico City.  Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding Ordinary Share.  U.S. holders of ADSs may exercise preemptive rights only if we register any newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration.  We intend to evaluate, at the time of any offering of preemptive rights, the costs and potential liabilities associated with registering additional Ordinary Shares.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Our Securities—Preemptive Rights May Be Unavailable to Holders of Our ADSs”.

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

Under our current bylaws, if we decide to cancel, or the CNBV requires us to cancel, the registration of our Ordinary Shares in the NRS, our controlling shareholder will be required to initiate a tender offer for all Ordinary Shares held by minority stockholders at a price equal to the higher of the average trading price of the Ordinary Shares on the Mexican Stock Exchange during the 30-day period prior to the commencement of the tender offer or the book value of the Ordinary Shares.  If any Ordinary Shares held by minority shareholders are not tendered pursuant to the tender offer, a trust will be established, into which our controlling shareholder would be required to contribute cash in an amount equal to the consideration for these remaining Ordinary Shares.  Those minority shareholders who did not tender their Ordinary Shares in the tender offer have the right to tender their Ordinary Shares to the trust at the tender offer price for up to two years following the completion of the tender offer.

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

Exchange Controls and Restrictions on Foreign Investment

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico.  The Mexican government does not currently restrict or regulate the ability of persons or entities to convert Pesos into U.S. Dollars or other currencies.  However, it has done so in the past and could do so again in the future.  We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future.  For a description of exchange rate information, see “Item 3.  Key Information—Exchange Rate Information”.

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

For Mexican income tax purposes, the following principles apply regarding residency:

●
Individuals are residents of Mexico if they have established their home or habitual abode in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico.  Individuals’ core of vital interests will be deemed to be located in Mexico if, among other things,

●	at least 50% of the individuals’ aggregate annual income derives from Mexican sources, or

●	the individuals’ principal center of professional activities is located in Mexico;

●	Individuals are residents of Mexico if they are state employees, regardless of the location of the individuals’ core of vital interests; and

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

The applicable corporate income tax rate was 28% in 2008.

Dividends.  Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect the ADSs or Ordinary Shares will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to taxation at the corporate level are subject to a dividend tax at an effective rate of 38.9% at the corporate-level. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and in the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

Sales or Other Dispositions.  Gain on the sale or other disposition of ADSs or Ordinary Shares by a non-resident holder will generally not be subject to Mexican tax.  Deposits and withdrawals of Common Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

●
Gain on the sale of ADSs or Ordinary Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Such exemption shall not apply to a person or group of persons that directly or indirectly holds 10% or more of the shares, if in a period of 24 months, such person sells 10% or more of the shares, through one transaction or through more than one simultaneous or successive transactions.  In addition, such exemption will not apply to a person or group of persons who control the issuing company and sell their control through one or more transactions within a 24 month period.  Gain on sales or other dispositions of the Common Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28%, of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred or territorial tax regime.

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

U.S. Federal Income Tax Considerations

General.  The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect.  It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by U.S. Holders.  A “U.S. Holder” is a beneficial owner of ADSs or Ordinary Shares that, for U.S. Federal income tax purposes, is an individual who is:

●	a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation organized or created in the United States or any political subdivision thereof, as the case may be;

●	an estate, the income of which is subject to U.S. federal income tax, regardless of its source; or

●
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust.

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

Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being “Old Stock”), that are pro-rata with respect to their holdings of Old Stock (and whenever a holder may not elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares) will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Ordinary Shares and ADSs).  The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder’s adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

Taxation of Sale or Other Disposition.  Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares.  Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains (i.e., where the U.S. Holder has a holding period greater than one year) realized by individuals, trusts and estates are subject to Federal income taxes at a reduced rate (15% prior to January 1, 2011).  Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from sources within the U.S.

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

Interest Rate Risk

We are subject to market risks due to interest fluctuations in Mexico.  In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider doing so in the future to reduce our exposure to interest rate risks.  As of December 31, 2008, we had $45.4 million Brazilian Real (Ps. 267.2 million) in outstanding short-term debt, related to the Drogasmil acquisition in Brazil, that is subject to interest rate risk.  As of December 31, 2008, we were not party to any arrangements to reduce our exposure to interest rate risk.  See Note 19(d) to our consolidated financial statements.

Foreign Exchange Rate Risk

As of December 31, 2008, we had no interest-bearing liabilities in U.S. Dollars. To the extent that we incur U.S. Dollar-denominated debt in the future, we would be subject to foreign exchange rate risk.

As of December 2008, our interest-bearing liabilities reached Ps. 1,324.8 million, the majority of which are held in long-term liabilities that we incurred to fund our acquisition in Brazil.  Nevertheless, the majority of such interest-bearing liabilities are in Pesos.  As of December 31, 2008, we were not party to any arrangements to reduce our exposure to foreign exchange rate risk. See Note 10 to our consolidated financial statements.

Item 12D.	Description of Securities Other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure) are not effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  During 2008, the Company acquired Drogasmil and a material weakness existed as a result of the Company’s inability to develop records sufficient to prepare and complete a purchase price allocation of the consideration paid for the acquisition and to perform a goodwill impairment test of the goodwill generated from the Drogasmil acquisition for the year ended December 31, 2008. In addition, the audit report by our independent auditors was qualified as to those matters described above relating to the acquisition of Drogasmil. See the audit report by our independent auditor on page F-3.

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

(d)	Changes to Internal Control over Financial Reporting and Remediation Activities

Our management team has begun to take the steps necessary to address and correct the deficiencies that aggregated into a material weakness and that are identified in management’s report on internal control over financial reporting.  The Company is in the process of gathering the necessary information to identify the net assets acquired and to complete the purchase price allocation of the consideration paid for the acquisition of Drogasmil. In addition, the Company is also in the process of performing a goodwill impairment test related to the goodwill that was generated by the acquisition of Drogasmil.  For such purposes, Drogasmil hired an external consulting firm to perform such calculations and subsequently the results will be reviewed and audited by our independent auditors.

The Company, at the holding company level, is also reviewing and will revise, if necessary, its internal controls over financial reporting to ensure that it is in a position to react promptly to deficiencies that may arise in the future as a result of integrating an acquired entity.  Management, in connection with Drogasmil, is also taking certain steps to improve accounting systems, train accounting personnel, revise and implement additional accounting and internal control processes and procedures at Drogasmil.

During the review and remediation process we may also find other deficiencies or material weaknesses, in addition to the ones already identified.  Our management is devoting considerable efforts to resolving these deficiencies; however, we cannot assure you that we will resolve these deficiencies or any other deficiencies that may arise in the future in a timely manner.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting held on April 30, 2009, our shareholders reelected appointed the following individuals as members of the Audit Committee:  Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río. Our Board of Directors has appointed Mr. Julio Madrazo García as Chairman of the audit committee.  Our Board of Directors determined that Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río are “financial experts” in accordance with the Mexican Securities Market Law and the Mexican Stock Exchange. We believe that Mr. Gabriel Alarcón Velázquez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

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

Item 16C.	Principal Accountant Fees and Services

	For the year ended December 31,
	2007		2008
	(Ps. millions)

Audit Fees	Ps.	4.9	Ps.	5.1
Audit-Related Fees		2.5		2.6
Tax Fees		8.7		5.0
Other Fees		0.0		0.0
Total	Ps.	16.1	Ps.	12.7

Audit Fees.  The amount set forth as Audit Fees in the table above represents fees billed to us by Salles Sáinz-Grant Thornton, S.C., our independent auditor.  The firm was appointed at the shareholders meeting and was hired to render tax and financial audit.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Disclosure of Disagreements or Reportable Events

Not applicable.

Item 16G.	Corporate Governance

Significant Differences in Corporate Governance Standards

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a brief summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards.

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange, our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission.  In order to comply with the above mentioned laws and regulations, as a public company listed on the Mexican Stock Exchange since December 2003, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas), or the Code.  This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in December 2003.  Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code, although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

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

NYSE Standards	Our Corporate Governance Practice

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

Date: July 15, 2009	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The assessment excluded the internal control over financial reporting relating to Drogasmil, a wholly owned acquired entity, as described in Note 1(e) of our consolidated financial statements, because we acquired Drogasmil in May 2008. The financial statements of Drogasmil reflect total assets and net loss that constitute 11.0% and 10.5%, respectively, of assets and net income of our consolidated financial statement as of and for the year ended December 31, 2008.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with financial reporting standards. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with financial reporting standards, and that receipts and expenditures are being made only in accordance with the authorization of management and the directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has identified a material weakness is our internal control over financial reporting for the period ending December 31, 2008.

On May 15, 2008 we acquired Drogasmil, a Brazilian entity.  As of December 31, 2008, we had not developed sufficient records to be able to prepare a purchase price allocation and test for impairment of assets.  As a result, we were unable to prepare reliable financial statements for the subsidiary for the period May 15, 2008 through December 31, 2008.  Preparation of reliable subsidiary financial statements is required for the accurate preparation of consolidated financial statements in conformity with financial reporting standards applicable in Mexico as well as generally accepted accounting principles (GAAP) in the United States of America.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-4 of Item 18.

By: /s/ Gabriel Saba D’jamus	By: /s/ Alejandro Sadurni Gomez
Name: Gabriel Saba D’jamus Title: Chief Executive Officer	Name: Alejandro Sadurni Gomez Title: Chief Financial Officer

April 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of

Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (collectively the Group) as of December 31, 2007 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, as well as the consolidated statements of changes in financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008.  These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1(e), the Group acquired a Brazilian company, Drogasmil, for approximately Ps. 911,253,000 Mexican pesos on May 15, 2008.  The Group was unable to prepare a purchase price allocation for the acquisition because of inadequate accounting records.  Therefore, we were unable to audit the underlying assets and liabilities or assess the potential impairment of assets as of and for the year ended December 31, 2008.  We were also unable to audit the operations of this subsidiary from May 15 to December 31, 2008 of which a net loss of Ps. 62,348,000 Mexican pesos is included in the net income in the consolidated statements of income for the year ended December 31, 2008.

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary had we been able to audit the purchase price allocation as of May 15, 2008, and assess potential impairment of assets as well as audit the operations of Drogasmil for May 15 through December 31, 2008, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2007 and 2008, and the results of their operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, as well as changes in their financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008, in conformity with financial reporting standards applicable in Mexico.

Mexican FRS varies in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP).  A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2008 and consolidated stockholders’ equity as of December 31, 2007 and 2008 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 17 and 18.

As discussed in Note 2(t), effective January 1, 2008, the Group adopted the following Mexican Financial Reporting Standards:

a)  FRS B-10, “Impact of inflation,” supersedes Bulletin B-10, “Recognition of the impact of inflation on the financial information.” Consequently, the Group did not recognize the impact of inflation of the period, since its current economic environment is not inflationary.  Therefore, the 2007 financial statements are presented stated in Mexican pesos of purchasing power as of December 31, 2007.

b)  FRS B-2, “Statement of cash flows,” supersedes Bulletin B-12, “Statement of changes in financial position.” The effect of the change is presented prospectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 22, 2009 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Salles Sainz-Grant Thornton, S.C.

By: /s/ Salles Sainz-Grant Thornton, S.C.
Mexico City, México
April 22, 2009 (except for Notes 17, 18
& 19 as to which the date is June 23, 2009)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To Board of Directors and Stockholders of

Grupo Casa Saba, S.A.B. de C.V.:

We have audited Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries’ (“Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Management’s Report) as of December 31, 2008.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.  Our audit of, and opinion on, the Group’s internal control over financial reporting does not include internal control over financial reporting of Drogasmil, a wholly owned acquired entity, whose financial statements reflect total assets and net loss that constitute 11% and 10.5%, respectively, of assets and net income of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.  As indicated in Management’s Report, Drogasmil was acquired in May 2008 and therefore, management’s assertion on the effectiveness of the Group’s internal control over financial reporting excluded internal control over financial reporting of Drogasmil.

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

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with financial reporting standards.  A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with financial reporting standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management’s assessment.

The Group acquired Drogasmil on May 15, 2008.  Subsequent to the acquisition the Group has not developed records sufficient to prepare a purchase price allocation, test for impairment of assets or to prepare reliable financial statements for the subsidiary for the period May 15, 2008 through December 31, 2008.  Preparation of subsidiary financial statements is required for the accurate preparation of consolidated financial statements in conformity with financial reporting standards applicable to Mexico and accounting principle generally accepted in the United States of America (U.S. GAAP).

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries has not maintained, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of the Group as of December 31, 2007 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, as well as the consolidated financial statements of changes in financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008. Our report dated April 22, 2009 expressed a qualified opinion on the consolidated financial statements for 2008 due to limitations in the scope of our engagement regarding the acquisition of Drogasmil as mentioned in our report of that date.

Mexican financial reporting standards vary in certain material respects to accounting principles generally accepted in the United States of America. Information related to the nature and effects of such differences is presented in Notes 17 and 18 to the consolidated financial statements.

SALLES SAINZ-GRANT THORNTON, S.C.

By: /s/ Salles Sainz-Grant Thornton, S.C.
Mexico City, Mexico
April 22, 2009

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
as of December 31, 2007 and 2008
(Amounts stated in thousand Mexican pesos (Ps.) - Note 3t)
and thousand of U.S. dollars ($))

	2007		2008		Convenience translation 2008		2007		2008		Convenience translation 2008
CURRENT ASSETS:						CURRENT LIABILITIES:
Cash and cash equivalents (Note 3.e)	Ps.	684,312	Ps.	601,261	$43,467	Bank loans (Note 8)	Ps.		Ps.	271,824	$19,650
Accounts receivable, net (Notes 3.d, 3.g and 4)		4,796,267		5,920,314	428,000	Trade accounts payable		5,178,161		5,881,486	425,193
Inventories, net (Notes 3.d, 3.h and 5)		4,872,712		5,167,701	373,592	Other payables and accrued liabilities		67,841		144,937	10,478
Prepaid expenses		16,782		48,329	3,494	Employee profit sharing (Notes 3.n and 12.e)		3,817		5,851	423

Total current assets		10,370,073		11,737,605	848,553	Total current liabilities		5,249,819		6,304,098	455,744

						LONG - TERM DEBT				1,053,000	76,125
						RETIREMENT PENSIONS, SENIORITY PREMIUM AND SEVERANCE BENEFITS (Note 3.m)		103,130		62,128	4,491
						DEFERRED INCOME TAX (Notes 3.n and 9)		593,849		498,687	36,052
						DEFERRED EMPLOYEE PROFIT SHARING (Notes 3.n and 9)		197

PROPERTY AND EQUIPMENT, net (Notes 3.d, 3.i and 6)		1,269,821		1,404,985	101,571	OTHER PAYABLES AND ACCRUED LONG-TERM
						LIABILITIES				119,858	8,665

						Total liabilities		5,946,995		8,037,771	581,077

						CONTINGENCIES AND COMMITMENTS (Note 14)

						STOCKHOLDERS’ EQUITY
						Capital stock (Note 11)		1,123,764		1,123,764	81,241
GOODWILL, net (Note 3.j)		217,214		1,305,227	94,359	Premium on stock sold		869,878		869,878	62,887
						Reserve for share repurchases (Note 11)		1,062,201		1,062,201	76,790
						Retained earnings		5,668,439		3,481,122	251,663
						Deficit on restatement (Note 3.d)		(2,571,740)
						Accrued deferred income tax on earnings		(40,695)
						Additional employee retirement liability (Note 3.m)		(19,127)
						Translation adjusment effect				72,796	5,263

OTHER ASSETS, net		182,607		199,715	14,438	Total stockholders’ equity		6,092,720		6,609,761	477,844

Total assets	Ps.	12,039,715	Ps.	14,647,532	$1,058,921	Total liabilities and stockholders’ equity	Ps.	12,039,715	Ps.	14,647,532	$1,058,921

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2006, 2007 and 2008
(Amounts stated in thousand Mexican pesos (Ps.) - Note 3t)
and thousand of U.S. dollars ($))

	2006		2007		2008		Convenience translation 2008

Net sales (Note 3.r)	Ps.	24,486,493	Ps.	25,259,662	Ps.	28,400,059	$2,053,140
Cost of sales		22,066,417		22,775,405		25,334,471	1,831,518

Gross profit		2,420,076		2,484,257		3,065,588	221,622

Operating expenses
Selling		548,927		594,300		905,435	65,457
Administrative		817,014		830,552		1,199,448	86,712

		1,365,941		1,424,852		2,104,883	152,169

Operating income		1,054,135		1,059,405		960,705	69,453

Other income, net		46,331		51,756		58,189	4,207

Comprehensive gain or loss on financing, net
Interest income		(31,079)		(16,625)		(11,817)	(854)
Interest expense		10,608		11,156		190,303	13,758
Exchange (gain) loss (Note 3.o)		(1,805)		1,884		2,632	190
Loss on monetary position (Note 3.d)		17,925		21,433

		(4,351)		17,848		181,118	13,094

Non-ordinary item		(50,278)				(59,791)	(4,322)

Income before provisions		1,155,095		1,093,313		897,567	64,888

Provisions for income tax		238,532		188,226		302,449	21,865

Net income	Ps.	916,563	Ps.	905,087	Ps.	595,118	$43,023

Basic and diluted net income
per share (Note 3.q)	Ps.	3.453	Ps.	3.410	Ps.	2.242

Weighted average shares

outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of stockholders’ equity
for the years ended December 31, 2006, 2007 and 2008
(Amounts stated in thousand Mexican pesos (Ps.) - Note 3t)
and thousand of U.S. dollars ($))

							Accrued	Additional
	Capital stock			Reserve for			deferred	employee	Translation
			Premium on	share	Retained	Deficit on	income tax	retirement	adjustment
	Historical	Restatement	stock sold	repurchases	earnings	restatement	on earnings	liability	effect	Total
Balances as of January 1, 2006	Ps. 167,903	Ps. 955,861	Ps. 869,878	Ps. 1,062,201	Ps. 4,182,481	Ps. (2,185,272)	Ps. (40,695)	Ps. (30,563)	Ps.	Ps. 4,981,794

Dividends paid					(160,320)					(160,320)

Comprehensive income					916,563	(196,507)		2,487		722,543

Balances as of December 31, 2006	167,903	955,861	869,878	1,062,201	4,938,724	(2,381,779)	(40,695)	(28,076)		5,544,017

Dividends paid					(175,372)					(175,372)

Comprehensive income					905,087	(189,961)		8,949		724,075

Balances as of December 31, 2007	167,903	955,861	869,878	1,062,201	5,668,439	(2,571,740)	(40,695)	(19,127)		6,092,720

Dividends paid					(170,000)					(170,000)

Transfer to accumulated earnings					(2,612,435)	2,571,740	40,695

Comprehensive income					595,118			19,127	72,796	687,041

Balances as of December 31, 2008	Ps. 167,903	Ps. 955,861	Ps. 869,878	Ps. 1,062,201	Ps. 3,481,122	Ps.	Ps.	Ps.	Ps. 72,796	Ps. 6,609,761

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in financial position
for the years ended December 31, 2006 and 2007
(Amounts stated in thousand Mexican pesos (Ps.) - Note 3t)
and thousand of U.S. dollars ($))

	2006		2007

Operating activities:
Net income	Ps.	916,563	Ps.	905,087

Add (less) - Non cash items:
Depreciation and amortization		76,407		86,019
Loss on sale of property and equipment		7,588		14,020
Provision for retirement pensions, seniority premium and severance benefits		20,721		19,859
Deferred income tax		(67,277)		(126,331)
Deferred employee profit sharing		1,030		(3,684)
		955,032		894,970
Changes in assets and liabilities
(Increase) decrease in:
Accounts receivable		(107,174)		(195,862)
Inventories		(287,415)		(1,095,721)
Prepaid expenses		(2,701)		(2,550)
Trade accounts payable		(215,488)		1,042,267
Other payables and accrued liabilities		(24,694)		(148,042)
Employee profit sharing		1,442		(2,143)
		(636,030)		(402,051)

Net cash provided by operating activities		319,002		492,919

Investing activities:
Additions of property and equipment,
net of retirements		120,148		162,707
Increase in other assets		59,285		49,275
Reserve for retirement pensions, seniority premium and severance benefits		2,476		16,548

Net cash used in investing activities		181,909		228,530

Financing activities:
Dividends paid		(160,320)		(175,372)
Bank loans, net of payments made		17,044		(17,044)
Deferred income tax		(125,533)		(27,071)
Deferred employee profit sharing		(120)		(147)

Net cash used in financing activities		(268,929)		(219,634)

The accompanying notes are an integral part of these consolidated financial statements

	2006		2007

Net (decrease) increase in cash and cash equivalents		(131,836)		44,755

Cash and cash equivalents at beginning of year		771,393		639,557

Cash and cash equivalents at end of year	Ps.	639,557	Ps.	684,312

Supplementary information:

Income tax and asset tax paid	Ps.	415,508	Ps.	355,121

Employee profit sharing paid	Ps.	2,246	Ps.	991

Interest paid	Ps.	2,773	Ps.	3,598

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Cash flow statement
for the year ended December 31, 2008
(Amounts stated in thousand Mexican pesos (Ps.) - Note 3t)
and thousand of U.S. dollars ($))

	2008		Convenience translation 2008

OPERATING ACTIVITIES:
Income before tax on earnings	Ps.	897,567	$64,888

Items relating to investing activities:
Depreciation and amortization		90,004	6,507
Interest earned		(11,817)	(854)
Loss on sale of property and equipment		5,152	372
Items related to financing activities :
Interest expense		190,303	13,758
Subtotal		1,171,209	84,671

Accounts receivable		(1,043,300)	(75,424)
Inventories		(49,021)	(3,544)
Prepaid expenses		(20,726)	(1,498)
Trade accounts payable		476,075	34,417
Other payables and accrued liabilities		(88,701)	(6,413)
Employee profit sharing		5,851	423
Taxes payable		(397,611)	(28,745)
Deferred employee profit sharing		(197)	(14)
Other payables and accrued liabilities		207,963	15,034
Net cash flow provided by operating activities		261,542	18,907

INVESTING ACTIVITIES:
Property and equipment		(237,603)	(17,177)
Other assets		(35,122)	(2,539)
Acquisition of business		(739,957)	(53,494)
Interest earned		11,817	854
Net cash used in investing activities		(1,000,865)	(72,356)

FINANCING ACTIVITIES:
Bank loans		1,053,000	76,125
Retirement pensions, seniority premium and severance benifits		(41,002)	(2,964)
Interest paid		(185,726)	(13,427)
Dividends paid		(170,000)	(12,290)
Net cash flow provided by financing activities		656,272	47,444

Decrease in cash and equivalents		(83,051)	(6,005)
Cash and equivalents at beginning of year		684,312	49,472
Cash and equivalents at end of year	Ps.	601,261	$43,467

GRUPO CASA SABA, S.A.B. DE C.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006, 2007 AND 2008

(Amounts stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except as indicated otherwise)

1.       Description of business:

    Grupo Casa Saba, S.A.B. de C.V. (the Company), through its consolidated subsidiaries (the Company and its subsidiaries, collectively, the Group), distributes pharmaceutical products, as well as health and beauty aids /other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico. The Group does not maintain separate operating results for each of its product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the product lines is shown in Note 13.

    The Company holds substantially all of the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2007	2008
Domestic subsidiaries:
Direct interest
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	99.9%
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V.	(Farmacias ABC)		99.9%
Controladora de Clínicas Ambulatorias y de	(Controladora de Clínicas)		50.005%
Rehabilitación, S.A. de C.V.
Other real estate and service companies (21 subsidiaries)		99.9%	99.9%
Indirect interest
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Distribuidora Drogueros, S.A. de C.V.	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V.	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Farmacias Solis Hospitalarias y Oncologicas, S.A. de C.V. (now Farmacias Provee de Especialidades, S.A. de C.V.)	(Farmacias Provee)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V.	(Secodro)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa))	99.9%	99.9%
Resonancia Sports Clinic, S.A. de C.V.			50.001%
Servicios Corporativos Sports Clinic, S.A. de C.V.			50.001%
Tampico Sports Clinic Ambulatorias, S.A. de C.V.			50.001%

		Economic Interest
		(Direct or indirect)
		2007	2008
Indirect interest
Other service companies (4 subsidiaries)		99.9%	99.9%
Foreign subsidiaries:
Casa Saba Brasil Holdings Ltda. (*)	(Casa Saba Brasil)		100.0%
Drogasmil Medicamentos e Perfumeria, S.A. (now CSB Drogarias, S. A.) (*)	(Drogasmil)		100.0%
Associates:
Lomas Sports Clinic Ambulatorias, S.A. de C.V.			36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.			47.0%

(*)       Entities organized in accordance with the laws of the State of Río de Janeiro, Brazil.

    During 2007 and 2008, the Group’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)       Through an assignment agreement of documents pending collection, dated December 31, 2007, the Group’s subsidiaries Centennial, Casa Saba, Citem and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 44,761, Ps. 123,739, Ps. 53,449 and Ps. 17,944, respectively. The sales price for the assignment agreed upon amounted to Ps.24,214 and Ps. 86,730, Ps. 33,636 and Ps. 9,837, respectively.

b)       Through an assignment agreement of documents pending collection, dated December 31, 2008, the Group’s subsidiaries Centennial, Casa Saba, Citem and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 33,881, Ps. 185,624, Ps. 44,364 and Ps. 10,100, respectively. The sales price of the assignment agreed upon amounted to Ps.20,236, Ps. 115,915, Ps. 29,293 and Ps. 6,449, respectively.

     The Company accrues a gain on the collection rights acquired as discussed in paragraphs a) and b) above, which is recognized in income when realized. At 2007 and 2008 fiscal year end, that gain amounted to Ps. 23,397 and Ps. 33,441, respectively.

c)        Through a stock purchase agreement dated November 14, 2007, the Company acquired all of the issued and outstanding shares of the capital stock of Farmacias ABC, and obtained control thereof. Farmacias ABC sells pharmaceutical products, through retail pharmacies. The agreed upon sales price amounted to Ps.69,947. The acquisition was accounted for by applying the purchase method, which requires the recognition and initial valuation of the net assets of the subsidiary acquired. Consequently, the cost of the acquired entity was allocated by the Company to acquired assets and assumed liabilities based on their applicable fair value at the acquisition date. As a result, an excess of acquisition cost over the fair value of the net assets acquired was determined in the amount of Ps. 32,551. This carrying value of goodwill is subject to an annual impairment valuation.

d)        Through a stock purchase agreement dated November 14, 2007, the Company acquired all of the issued and outstanding shares of the capital stock of Repartos a Domicilio, S.A. de C.V., which is included in the table above under “Other real estate and services companies”, and obtained control thereof. The acquired Company provides home delivery of pharmaceutical products, sold at Farmacias ABC pharmacies. The agreed upon sales price amounted to Ps. 51. This acquisition was accounted for by applying the purchase method. The consideration paid was equivalent to the fair value of the net assets acquired at the acquisition date.

e)        In 2008, the Group incorporated the subsidiary Casa Saba Brasil Holdings Ltda. (Casa Saba Brasil), an entity organized in accordance with the laws of the State of Rio de Janeiro, Brazil, which mainly operates as a holding company of companies that sell pharmaceutical products through retail pharmacies in that region. In turn, Casa Saba Brasil is a subsidiary of Mexatar (subsidiary of the Company).

    Through a stock purchase agreement dated May 15, 2008, Casa Saba Brasil acquired all of the issued and outstanding shares of capital stock of Drogasmil (now Casa Saba Brasil Drogarias, S. A. ), incorporated in the State of Rio de Janeiro, Brazil, thereby obtaining control thereof. Drogasmil sells pharmaceutical products through retail pharmacies. The agreed upon sales price amounted to R$ 182,500 Brazilian reals, less working capital amounting to R$ 27,525 (Ps. 911,253 net, approximately). As a result, an excess of the acquisition cost over the carrying value of the net assets acquired was determined in the amount of R$ 157,189 (Ps. 924,271, approximately). As part of the agreements, Casa Saba Brasil carries a contingent consideration liability that is based on certain events to occur in the future.  The contingent liability is recorded in the amount of R$ 9,585 (Ps. 56,406), which is included in the caption “other payables and accrued long-term liabilities” in the consolidated balance sheet.

    At the date of the auditors’ report, Casa Saba Brasil had recorded a preliminary purchase price allocation  based on the estimated net assets identified from the business acquired.  However, Casa Saba Brasil was still in the process of gathering sufficient information to further identify and classify the net assets of the business acquired and perform a final purchase price allocation at the acquisition date. The aforementioned process, allocates  the price paid to the identifiable net assets of the business acquired, as well as determines the value of goodwill.

    Casa Saba Brasil will perform the valuation referred to above in accordance with financial reporting standards. For that purpose, information and events subsequent to the acquisition date will be taken into account to determine the facts and circumstances existing at the acquisition date that merit an adjustment to the amounts recorded initially, which will represent a change to goodwill recognized preliminarily. Should there be any, the adjustments will be recognized retroactively at the acquisition date.

    In August 2007, Drogasmil acquired all of the issued and outstanding shares of the capital stock of Farmalife, Ltda, thereby obtaining control thereof. Farmalife Ltda. distributes pharmaceutical products in Brazil. The agreed upon sale price amounted to R$ 32,000 Brazilian reals (Ps. 188,160, approximately). As a result, an excess of acquisition cost over the fair value of the net assets acquired was determined in the amount of R$ 27,665 (Ps. 162,670, approximately). In August 2008, Farmalife, Ltda. merged with Drogasmil, and Drogasmil was the surviving entity.

f)       Through a stock purchase agreement dated April 24, 2008, the Company acquired one of the issued and outstanding shares of the capital stock of Controladora de Clinicas Ambulatorias y de Rehabilitación Sports Clinic, S. A. de C. V. (Controladora de Clinicas Ambulatorias). The agreed upon sales price amounted to Ps. 1. On that same date, the stockholders of Controladora de Clinicas Ambulatorias resolved the approval of a capital stock increase in the amount of Ps. 9,438, which was subscribed for and paid by the Company. As a result, the Company holds 50.005 percent  of the shares issued and outstanding of the capital stock of Controladora de Clinicas Ambulatorias, which distributes surgical and rehabilitation appliances, and also renders medical services, physical therapy and short-stay surgery.

          As a result of the transactions discussed in e) and f) above, the results of operation of Drogasmil and Controladora de Clinicas Ambulatorias are included in the accompanying financial statements, as of the date of their respective acquisitions. At the acquisition date, the balance sheet of Drogasmil reflected  the following unaudited condensed financial information.

		Unaudited amount
Current assets	Ps.	298,411
Fixed assets		21,806
Other assets		25,139
Goodwill		162,670
Total assets	Ps.	508,026

Total liabilities	Ps.	521,044
Stockholders’s equity		(13,018)
Total liabilities and stockholders’s equity	Ps.	508,026

Financial information of Controladora de Clinicas Ambulatoria is not significant to be disclosed.

g)      In fiscal 2007, the following subsidiaries were incorporated: Servicios Corporativos Citem, S.A. de C.V., Seadefarm, S. A. de C. V., Servicios Corporativos Doctorgen, S. A. de C. V., and Distribuidora Centennial, S. A. de C. V. Those subsidiaries are included in chapter above into “other real estate and service companies” mainly render administrative, tax, finance, and electronic data processing services to certain subsidiaries of the Group.

  On December 8, 2008, Controladora Casa Saba, S. A. de C. V. was incorporated in order to organize and participate in the equity of all types of business associations.  Through the  2008 fiscal year end, the subsidiary did not have any operations, in addition, it is included in the “other real estate and service companies”.

h)      Through various Minutes of Extraordinary and Ordinary Stockholders’ Meetings held on April 3, November 26, and December 4, 2007, the stockholders of subsidiaries La Nueva Leona, S. A. de C. V., Bloques y Ladrillos, S. A. de C. V. (included in “Other real estate and service companies”), and Distribuidora Solis Garza, S.A. de C.V. resolved an approval for a change of corporate names to Comercializadora Casa Saba, S. A. de C. V., Medicamentos Doctorgen, S. A. de C.V. and Daltem Provee Norte, S.A. de C.V., respectively.

  Through a Minute of the Extraordinary and Ordinary Stockholders’ Meeting held on February 26, 2008, the stockholders of Farmacias Solis Hospitalarias y Oncologicas, S. A. de C. V. resolved an approval for a  change of corporate name to Farmacias Provee de Especialidades, S. A. de C. V.

2.       Basis of presentation:

  Except for the issues discussed in the attached auditors’ report, the accompanying financial statements have been prepared based on Mexican Financial Reporting Standards (Mexican FRS), in effect at the date of the financial statements, issued by the Research and Development Board of Financial Reporting Standards (CINIF-Spanish acronym).

  Certain accounting principles applied by the Group in accordance with Mexican FRS differ in certain material respects to U.S. GAAP, as discussed in Note 17. A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican FRS to U.S. GAAP is included in Note 18. The most significant Mexican FRS followed by the Group is described in Note 3) below.

   Convenience translation

   The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in Mexican pesos as of December 31, 2008. They have been included solely for the convenience of the reader and are translated from Mexican pesos as a matter of arithmetic computation only by using the rate of Ps.13.8325 (pesos) per U.S. dollar as quoted by Banco de México in the Official Daily Gazette as of January 2, 2009. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

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

    The most significant line items subject to the above mentioned estimates and assumptions, apply mainly to the allowance for doubtful accounts, allowance for slow-moving inventories, property and equipment and goodwill, certain provisions, labor obligations derived from defined benefits, taxes on earnings and valuation of contingencies. Actual results may differ from these estimates and assumptions.

b)        Basis of consolidation

    The accompanying financial statements are presented on a consolidated basis. Those financial statements include that of the Company and all of its subsidiaries (controlled directly or indirectly, acquired, newly incorporated, disposed of and/or those of its subsidiaries in which the Company holds administrative control) from the date on which they are acquired, incorporated and/or the control is held up to the date when they are sold and/or at the fiscal year end of the last year reported. The accounting consolidation was made based on the subsidiaries’ audited financial statements, prepared and/or translated in accordance with Mexican FRS. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

c)        Translation of financial statements of foreign operations

    The accounting records of foreign subsidiaries are maintained in the currency of the country where those subsidiaries are established and their financial statements were adapted to Mexican FRS prior to their translation and consolidation in the Group. The translation is carried out in accordance with FRS B-15. “Translation of foreign currency”. Those financial statements are translated from the functional currency to the reporting currency by using the historical exchange rate or fiscal year end exchange rate, as well as the rate of inflation of the country of origin, depending upon whether the information is from an inflationary or non-inflationary economic environment.

    Pursuant to the foregoing, the Group’s foreign operations operate in a non-inflationary economic environment and its functional currency is the Brazilian real. Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at the 2008 year-end exchange rate published by Banco de México and the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the weighted average exchange rate for the period. The effect on translation was recorded in the “Accumulated effect on translation” as part of comprehensive income for the year. At December 31, 2008, the effect of translation determined provisionally in connection with the issue discussed in Note 1e) above amounted to Ps. 72,796. The exchange rates used in the translation process in connection with the reporting currency were Ps. 6.14 and Ps. 5.88.

d)        Recognition of the impact of inflation on the financial information

    Effective January 1, 2008, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” (Bulletin B-10) was substituted by FRS B-10, “Impact of inflation”, with the results discussed in subparagraph t) hereinbelow.

    Pursuant to the foregoing, the accompanying financial statements include the impact of inflation through December 31, 2007. Accordingly, they are restated in terms of the purchasing power of the currency up to that date, in accordance with Bulletin B-10. The procedures applied were as follows:

i)         Revenues and expenses related to monetary items of fiscal year 2007 are restated from the month in which they occur through that year end, by applying the inflation factor derived from the National Consumer Price Index (INPC-Spanish acronym). Expenses related to nonmonetary items are restated as of the date on which inventories were sold and/or at the time when property and equipment was depreciated based on their restated value, and from that date through the 2007 fiscal year end, by applying the INPC factor.

ii)        As of December 31, 2007, monetary position represents the impact of inflation on the purchasing power of the currency applicable to monetary items. The resulting gain or loss on monetary position forms part of comprehensive gain or loss on financing.

iii)       As of December 31, 2007, inventory value is presented at its acquisition cost restated to replacement cost, which does not exceed its realizable value. The value of inventories is determined by using the “average cost method”. The cost of sales is recorded by applying the same method.

iv)       Property and equipment, along with their depreciation, is presented restated as of December 31, 2007, based on the “adjustments due to changes in the general price level method” by applying the relevant INPC factor to the value of those assets, determined by an appraisal performed by independent experts as of December 31, 1996 (except for Drogueros, as discussed in Note 6), as well as to the historical cost of subsequent acquisitions made through the 2007 fiscal year end. Depreciation is calculated on the restated value of fixed assets at that date, by using the straight-line method based on the remaining economic useful lives thereof.

v)        Goodwill is restated through the 2007 fiscal year end by applying the relevant INPC factor to the historical cost thereof.

vi)       Stockholders’ equity is restated through the 2007 fiscal year end based on the INPC factor by considering the age of contributions and that of earnings or losses generated. The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the 2007 fiscal year purchasing power of the currency. Subsequent to that period, the Company’s economic environment was no longer considered to be inflationary.

vii)      As of December 31, 2007, the deficit on restatement represents the accumulated monetary effect at the date on which the financial statements were restated for the first time, plus the deficit generated by the valuation of nonmonetary assets (inventories), based on the replacement cost above or below inflation. Deficit on restatement is included in stockholders’ equity as a component of comprehensive income of the year, which balance, at that date was reclassified to retained earnigs (see subparagraph t) hereinbelow.

e)        Cash and cash equivalents

    Cash consists of non-interest bearing bank deposits. Cash equivalents are comprised mainly of highly liquid investments which when acquired have a maturity date of ninety days or less, and are payable on demand at market variable interest rates. Investments are made in banking institutions and valued at market value (cost plus accrued interest). Interests and exchange fluctuations are included as a component of comprehensive gain or loss on financing.

f)         Financial instruments

    All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet, and assessed at fair value. The valuation effect, as well as costs and returns generated by financial instruments form part of the comprehensive gain or loss on financing when incurred or earned.

    As of December 31, 2007 and 2008, the carrying value of financial instruments approximates their fair value due to their short-term nature. Long-term debt incurred through bank loans with similar terms and due dates accrues variable market prevailing financing rates.

g)        Allowance for doubtful accounts

    The allowance for doubtful accounts represents the Group’s estimate of the probable loss in all trade receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk.

h)        Inventories

    Inventories are presented at acquisition cost which does not exceed its net realizable value. The value of inventories is determined by using the “average cost method”. The cost of sales is recorded by applying the same method. Through fiscal 2007, the inventory values and cost of sales were presented at acquisition cost restated to replacement cost, which does not exceed its net realizable value.

i)         Property and equipment

    Property and equipment are recorded at acquisition cost. They were restated through  fiscal year 2007 by applying INPC factors, as discussed in paragraph d) above. Depreciation is calculated on the restated value of those assets through that date and on the acquisition cost for subsequent additions. Furthermore, the straight-line method is applied based on the asset’s remaining economic useful life.

    The Group periodically assesses the carrying value of long-lived tangible and intangible assets, including goodwill, to establish whether factors such as the occurrence of significant adverse events, changes in the business environment and/or changes in expectations regarding operating income for each business unit or subsidiary, indicate that the carrying value of those assets may not be recoverable. In such  event, an impairment loss is determined by the excess of the carrying value of long-lived assets over the recovery value. The impairment loss, if any, is recorded as a charge to operations in the period when such an assessment is carried out, unless indications noted are of a temporary nature. Mexican FRS allows the reversal of the recognition of impairment under certain circumstances. Property and equipment to be disposed of are recorded at the lower of the carrying value or the fair market value, less any sales related costs.

    At December 31, 2007 and 2008, the Group’s management determined that there were no impairment indications that had a significant adverse impact on the carrying value of property and equipment. Accordingly, the fair value of property and equipment was equivalent to or greater than the carrying value at that date.

j)         Intangible assets and goodwill

    Intangible assets are initially recorded at acquisition cost, which is equivalent to fair value at acquisition date. Subsequently, these assets were restated along with goodwill using INPC factors through December 31, 2007.

    Intangible assets are identifiable nonmonetary assets, without physical substance that represent costs incurred or rights or privileges acquired, which will generate future economic benefits controlled by the Group. Development costs are capitalized as intangible assets, under certain circumstances and disbursements in preoperating stages related to research and development are expensed when incurred.

    Intangible assets with a defined economic useful life refer to licenses related to the technological platform with which the Group operates. Intangible assets acquired through a business combination are initially recorded at the fair value of each identifiable intangible asset, without exceeding the consideration paid. The intangible asset which can not be valued reliably at its fair value, or is not identifiable is included in goodwill. Excess of fair value over the consideration paid is a bargain that: (i) reduces the value of the assets of the business acquired until they are exhausted. That adjustment is recognized in the acquiring Company; and (ii) the remaining balance is recognized as an unordinary gain at the acquisition date.

    Intangible assets with a defined economic useful life are amortized over their restated value through  December 31, 2007, and on the acquisition cost for the subsequent additions by using the straight-line method, based on the remaining economic useful life. Intangible assets with an undefined economic useful life including goodwill are subject to a periodic impairment test (see subparagraph i) hereinabove). As of December 31, 2007 and 2008, the goodwill impairment test did not result in any impairment effect that should be recorded.

    As explained in Note 1e) above, Casa Saba Brasil is still in the process of gathering sufficient information to complete the purchase price allocation of the consideration paid for the acquisition.  Part of this process requires the identification of the net assets acquired.  In addition, the Company is in the process to perform a goodwill impairment test related to the goodwill that was generated from this transaction.  Given the fact that the purchase price allocation has not been completed, the Company is also unable to carry out its annual goodwill impairment test over the goodwill related to this transaction.

k)         Investments in stock of associates

    These investments are initially recorded at acquisition cost. They are subsequently valued by applying the equity method to stockholders’ equity of the associate as of the date on which that associate is acquired and/or incorporated through the date of its sale and/or the closing of the last period reported. The audited financial statements of the associate, prepared in accordance with Mexican FRS, are used for that purpose. Consequently, the Company records in income the proportionate share of the gains or losses reported by the associate and in stockholders’ equity, the variations of the other stockholders’ equity accounts. Significant intercompany transactions are eliminated in consolidation, in accordance with Mexican FRS.

l)          Provisions, contingent assets and liabilities and commitments

    The Group recognizes the liabilities of present obligations on which the transfer of assets or the rendering of future services are unavoidable, and arise as a consequence of past transactions or events. Provisions are recognized when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated.

    Significant obligations or losses related to contingencies are periodically evaluated. They are accounted for when it is likely that present obligations will require the disbursement of economic resources, and there are reasonable elements for their quantification. If there are no such reasonable elements, they are disclosed in the notes to the financial statements. Contingent revenues, income or assets are only recognized when their realization is practically certain.

    Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted that substantially exceed the immediate needs of the Group or represent contractual obligations.

m)        Labor obligations

    Effective January 1, 2008, Bulletin D-3, “Labor obligations” (Bulletin D-3), was superseded by FRS D-3, “Employee benefits” (FRS D-3), with the results discussed in subparagraph t) below.

i)         The Group recognizes the labor obligations for retirement pensions and seniority premiums for all of its employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. These labor obligations are derived from defined benefit plans. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits are granted in the event of dismissal, in accordance with certain stated formulas referred to in the plan.

    Projected/defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”, in conformity with FRS D-3, “Labor obligations”. Severance benefits which arise from restructuring causes should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

    The Group has created a fund placed in an irrevocable trust with the financial institution, IXE Banco, S.A. to meet the labor obligations derived from defined benefits. During 2007 and 2008, the contributions to the fund, based on actuarial computations, amounted to Ps.16,174 and Ps.15,512, respectively. Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market.

ii)        The relevant information regarding labor obligations is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates discounted by inflation).

	December 31,
	2007		2008
Labor liability
Accumulated benefit obligation	Ps.	171,762	Ps.	158,300
Additional benefit related to future
compensation increases		38,690		55,002
Projected/defined benefit obligation		210,452		213,302
Fair value of plan assets		90,240		79,163
Funded status		120,212		134,139
Unrecognized net transition obligation		(36,636)		(28,468)
Negative plan amendments		9,922		8,903
Unrecognized net loss		(42,634)		(52,446)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized		50,864		62,128
Additional employee retirement liability		52,266
Net present liability	Ps.	103,130	Ps.	62,128

Net periodic cost
Service cost	Ps.	8,292	Ps.	11,051
Interest cost		9,968		17,279
Expected return on plan assets		(4,996)		(9,491)
Amortization of unrecognized net transition obligation		5,027		8,168
Amortization of plan amendments		(880)		(473)
Amortization of unrecognized net loss		1,777
Other		671		6,643
Net periodic cost	Ps.	19,859	Ps.	33,177
Assumptions (real rates)
Discount rate		5.0%		5.0%
Salary increase rate		0.5%		0.5%
Return on plan assets		6.0%		6.0%

		December 31,
		2007		2008
Change in projected benefit obligation
Actual projected benefit obligation at
beginning of year	Ps.	193,221	Ps.	210,452
Service cost		8,583		11,193
Interest cost		10,316		17,302
Plan amendments		4,254		776
Actuarial loss		25,736		(6,507)
Benefits paid		(15,037)		(19,877)
Effect on curtailment on benefit obligation		(3,311)		(136)
Effect on settlement on benefit obligation		(13,310)		97
Projected benefit obligation at end of year	Ps.	210,452	Ps.	213,300

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	89,011	Ps.	90,240
Actual return on plan assets		25,998		2,393
Employer contributions		403
Benefits paid		(13,044)		(13,470)
Benefits paid as result of settlement effect		(12,128)
Fair value of plan assets at end of year	Ps.	90,240	Ps.	79,163

Funded status	Ps.	120,212	Ps.	134,138
Unrecognized net transition obligation		(36,636)		(23,559)
Negative amendments (unrecognized prior service cost)		9,922		10,270
Unrecognized net loss		(42,632)		(54,232)
Unrecognized amortization				(4,601)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	50,866	Ps.	62,016

Amounts recognized in the statement of financial position consist of:
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	50,866	Ps.	62,016
Accrued benefit liability	Ps.	52,266	Ps.	34,224
Intangible asset		(33,139)		(11,721)
Accumulated other comprehensive income		(19,127)		(22,503)
Net amount recognized	Ps.	50,866	Ps.	62,016

    As of December 31, 2007, the additional employee retirement liability (net present liability over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry in certain of the Group’s subsidiaries. The intangible asset is recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of the plan. Therefore, at December 31, 2007, the excess of the additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as contra-equity in the amount of Ps. 19,127, under Mexican FRS.

Effective January 1, 2008, that balance was eliminated, in accordance with the new Mexican FRS (see subparagraph t) hereinbelow).

iii)       As of December 31, 2007 and 2008, the amount of the direct short-term benefit due to compensated absences (vacations, sickness, provisional disability, maternity leave, etc.), accumulative and non-accumulative, was immaterial.

iv)       Employee profit sharing due is recorded based on the amount payable, determined on taxable income generated, as provided for in the currently enacted tax legislation.

    Deferred employee profit sharing is determined by applying the asset and liability method discussed in subparagraph n) below. As of December 31, 2007, the deferred employee profit sharing liability amounted to Ps. 197.  As of December 31, 2008, an asset was determined in the amount of Ps. 5,699, which was offset by a similar  valuation allowance, in accordance with Mexican FRS.

    Through December 31, 2007, the deferred employee profit sharing effect was only recorded when it was presumed that the temporary items generated an asset or a liability, and there was no evidence that such situation would change. At that date, all subsidiaries with personnel did not have significant temporary items of that nature, in accordance with Mexican FRS.

n)        Income Tax, Asset Tax, Corporate Flat Tax, and Employee Profit Sharing

    Effective January 1, 2008, the tax authorities repealed the Asset Tax Law and enacted the Corporate Flat Tax Law (IETU-Spanish acronym), which co-exists with the Income Tax Law (see Note 12 below). Consequently:

i)         The Company and its subsidiaries account for the provision for tax on earnings payable (Income Tax or Asset Tax through fiscal 2007, and Income Tax or IETU which became effective on January 1, 2008), which is determined based on taxable income that is obtained as provided for in the currently enacted tax legislation. IETU credits form part of that tax.

ii)        In accordance with Mexican IFRS-8, “Effect of Corporate Flat Tax” (IFRS-8), the Group determined that the tax on earnings will be calculated using the base on income tax that will normally be paid instead of that of the IETU in the following years, in accordance with a projection based on reasonable assumptions. As a result, the companies accounted for the deferred income tax effect. If the Group determines that IETU will be due based on estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU. If the event is circumstantial, the Group will account for deferred income tax, even though IETU will be due in the period. Management restates this estimate periodically.

iii)       The deferred income tax effect is determined by applying the “asset and liability method”. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances. The income tax rate applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the financial statements, as well as the amount of the tax loss carryforwards, will be affected at the time it is estimated that the temporary differences are realized. Asset tax paid through fiscal year 2007 that may be recoverable is recognized as a deferred income tax asset under certain circumstances. The deferred income tax asset and/or liability are classified as a noncurrent item.

    If the projected tax on earnings is IETU, the deferred tax effect is determined on temporary differences, tax loss carryforwards, and tax credits, by applying the asset and liability method. The applicable IETU rate will be the rate in effect on the date on which it is estimated that temporary differences are reversed and / or when tax loss carryforwards are offset and tax credits are used. The deferred IETU asset or liability will be classified as long-term.

    In the event that a portion of the deferred income tax/employee profit sharing asset may not be realized, the Group periodically performs a valuation allowance analysis to determine the amount of the deferred income tax/employee profit sharing asset that will be realized and recorded. Any reduction in the deferred income tax/employee profit sharing asset amount is recorded in the income statement and/or the stockholders’ equity, by considering the nature of the temporary item. As of December 31, 2007 and 2008, the Group determined there was no need for a valuation allowance to be recognized as the asset was deemed to be fully recoverable.

iv)       Except for the Brazilian subsidiary, the Group prepares the income tax return on a consolidated basis. The Company and its other consolidated subsidiaries meet the characteristics set forth in the Income Tax Law for Holding Company and controlled companies.  The Company recognizes the impact of the eliminations that should be recorded for accounting and tax consolidation purposes. Consequently, the Company’s consolidated financial statements reflect the amount of the provision for income tax of the Company and that of its consolidated subsidiaries, adjusted for the impact of consolidation. Effective January 1, 2008, the asset tax return is no longer prepared on a consolidated basis, since the pertinent law repealed it.

v)        As explained in Note 12 b) below, the new IETU Law does not contain a regime for tax consolidation purposes.

o)       Comprehensive gain or loss on financing (RIF - Spanish acronym)

    RIF represents the expense or income derived from financing activities during the period. The RIF consists of interest, the exchange rate fluctuation effect, changes in fair value of financial instruments, and through fiscal 2007, the gain or loss on monetary position. The RIF effect is recorded in income, except as discussed in the following paragraph.

    Effective January 1, 2007, the RIF attributable to ratable assets is capitalized in accordance with Mexican FRS D-6, “Capitalization of the comprehensive gain or loss on financing”. The amount of the ratable asset including the capitalized RIF should not exceed the amount of the expected economic benefit. During 2007 and 2008, the Group did not acquire any ratable assets subject to capitalization.

    Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary items on the balance sheet are translated to Mexican pesos by using the exchange rate published by the Banco de México at month-end. Resulting exchange fluctuations form part of the RIF.

p)        Comprehensive income

    Comprehensive income consists of the net income for the period, plus/(less) other results for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions. Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

q)        Earnings per share

    Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Mexican Bulletin B-14, “Earnings per share”. The Group has not carried out any transactions that may cause it to issue any  potential shares with a dilutive effect on earnings per share.

r)         Revenue recognition

    Revenues are recognized in the period in which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determinable and (iv) the collection is reasonably assured.

s)        Concentration of risk

    The Group sells its products to a large number of customers. Accordingly, no individual customer accounted for a significant amount of sales in fiscal year of 2006, 2007 and 2008. Furthermore, there are no significant concentrations related to suppliers to the Group that provide it with inventories in those years.

t)         Accounting changes 2008

    Effective January 1, 2008, the Group adopted the accounting changes set forth in the Mexican FRS discussed below:.

i)         FRS B-10, “Impact of inflation”. This accounting standard superseded Bulletin B-10. The new standard distinguishes between two economic environments, one results in the recognition of the impact of inflation and the other does not: a) inflationary (inflation equal to or higher than 26% accumulated in the three prior years); and b) non-inflationary (inflation below that percentage in the period referred to above). The percentage of inflation of the year and accumulated inflation of the three prior years was as follows:

	Inflation
December 31	Annual	Accumulated
2008	6.5%	18.1%
2007	3.7%	11.6%
2006	4.1%	7.6%
2005	3.3%	3.3%

    Pursuant to the foregoing, the Group did not recognize the impact of inflation during fiscal year 2008 (disconnection of inflation accounting), due to the fact that it was in a non-inflationary economic environment. The impact of restatement has been recognized through fiscal year 2007, the last period in which the entity operated in an inflationary environment, has been maintained in the financial statements. Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was not inflationary (continuation of inflationary accounting) by applying the comprehensive method, which is similar to the method set forth in repealed Bulletin B-10.

    In addition, the accumulated gain or loss on holding nonmonetary assets and the gain or loss on monetary position effect are segregated from stockholders’ equity, such items were included in the caption “Deficit on restatement” as of December 31, 2007, and have been reclassified to retained earnings in the amount of Ps (2,571,740) in January 2008.

    The financial statements as of December 31, 2007 and the related notes are stated in Mexican pesos of purchasing power. Further, the comprehensive method of recognizing the impact of inflation was recognized for the last time on that date.

ii)        FRS B-2, “Statement of cash flows”. This accounting standard superseded Bulletin B-12, “Statement of changes in financial position” and paragraph 33 of Bulletin B-16, in connection with non-profit organizations. The change was recognized prospectively. Pursuant to the above, the statement of cash flows as of December 31, 2008, prepared under the indirect method in a non-inflationary economic environment presents: (i) cash inflows and outflows of the period which do not include the impact of inflation of the period; and (ii) cash flows from operating activities, investing activities, and financing activities in that order.

    The 2007 financial statements include the statement of changes in financial position, which was presented in constant Mexican pesos.   The statement of changes in financial position further shows the changes in the Group’s financial structure without eliminating the impact of inflation recognized through December 31, 2007.   Pursuant to the above, the statement of cash flows and statement of changes in financial position are not presented comparatively.

iii)        FRS D-4, “Taxes on earnings”. This accounting standard superseded Bulletin D-4, “Accounting treatment of income tax, asset tax, and employee profit sharing”, as well as the related circulars 53, and 54 (collectively Bulletin D-4). As a result, the balance of the “Accrued deferred income tax on earnings” account, which applies to the opening application of Bulletin D-4 in the year 2000, which is presented in stockholders’ equity in the amount of Ps. (40,695) as of December 31, 2007, was reclassified to retained earnings in January 2008.

iv)        FRS D-3, “Employee fringe benefits”. This accounting standard superseded Bulletin D-3, “Labor obligations”.  As a result:

●
the additional employee retirement liability, which amounted to Ps. 52,266 as of December 31, 2007 and its offsetting entry in the balance sheet (“intangible asset” in the amount of Ps. 33,139 and “additional employee retirement liability” included in stockholders’ equity in the amount of Ps. 19,127), were eliminated.

●	the unrecognized net transition obligation existing at December 31, 2007 can be amortized in five years if the remaining useful years of service of employees exceeds that period.
●	the opening transition asset or obligation is not recognized, unless a new defined fringe benefit plan is established. During 2008, the Companies did not establish any new plan for such item.
●	actuarial gains or losses and prior services of benefits upon termination due to causes other than restructuring are recognized in income.
●
the expense for employee profit sharing is recognized in the caption of “other income and expenses”. Deferred employee profit sharing is determined by applying the asset and liability method. The effect of the change in methodology is recorded in retained earnings.

u)        Statement of income

    The accompanying statements of income for 2007 and 2008 present costs and expenses based on their function, which are shown in generic captions in connection with their contribution to the different levels of income or loss. The cost of sales is separated from the other costs and expenses to present the level of gross profit.

4.         Receivables:

	2007		2008
Trade receivables	Ps.	4,869,385	Ps.	5,628,079
Allowance for doubtful accounts		(330,861)		(405,999)
		4,538,524		5,222,080
Other receivables		149,142		374,012
Related parties		4,413		39,091
Value added tax recoverable		98,923		74,833
Income tax recoverable		3,779		138,278
Other taxes recoverable		1,486		72,020
	Ps.	4,796,267	Ps.	5,920,314

5.        Inventories:

	2007		2008
Pharmaceutical products	Ps.	3,449,272	Ps.	3,935,784
Beauty care products		524,624		577,122
Books and magazines		272,383		565,484
Electric appliances		3,207		3,230
Groceries		96,317		33,996
Other		13,942		17,425
		4,359,745		5,133,041
Estimate for slow-moving inventory		(6,517)		(6,517)
		4,353,228		5,126,524
Merchandise-in-transit		519,484		41,177
	Ps.	4,872,712	Ps.	5,167,701

   Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.        Property and equipment:

	2007		2008
	Total		Original cost		Restatement		Total
Buildings	Ps.	953,745	Ps.	335,879	Ps.	662,431	Ps.	998,310
Machinery and equipment		142,359		121,314		63,553		184,867
Transportation equipment		278,403		284,691		86,294		370,985
Office equipment		182,030		106,053		117,220		223,273
Computer equipment		376,025		243,562		181,828		425,390
		1,932,562		1,091,499		1,111,326		2,202,825
Less-accumulated depreciation		(1,049,503)		(448,778)		(704,062)		(1,152,840)
		883,059		642,721		407,264		1,049,985
Land		352,917		67,178		287,822		355,000
Construction-in-progress		33,845
	Ps.	1,269,821	Ps.	709,899	Ps.	695,086	Ps.	1,404,985

    As of December 31, 2007 and 2008, the net restated value of the property and equipment of the subsidiary Drogueros included in the foregoing summary amounted to Ps. 164,017 and Ps. 162,980, respectively. The restatement for that property and equipment is determined by using the applicable INPC factor to the original cost from their respective dates of acquisition through December 31, 2007. At December 31, 2006, 2007, and 2008, the annual depreciation expensed amounted to Ps. 64,418, Ps. 77,108 and Ps. 60,074, respectively.

The average annual depreciation rates for 2007 and 2008 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

7.         Related party balances and transactions:

    As of December 31, 2007 and 2008, the related party balances and transactions were as follows:

		2007		2008
Aeroxtra, S.A. de C.V.	Ps.	2,000	Ps.	2,000
Xtra Inmuebles, S.A. de C.V.		2,214		30
Tenedora Farmaceutica de Mexico, S.A. de C.V.				9,590
Tenedora de Farmacias Morelianas, S.A. de C.V.				20,582
Grupo Xtra, S.A. de C.V.		199		6,668
Administradora Inmas, S.A. de C.V.				221
	Ps.	4,413	Ps.	39,091

     During 2007, the related party transactions were as follows:

		Received services		Interest cost
Aeroxtra, S.A. de C.V.	Ps.	10,556	Ps.
Xtra Inmuebles		4,792		162
Total	Ps.	15,348	Ps.	162

     During 2008, the related party transactions were as follows:

		Services received		Interest cost		Financing granted
Aeroxtra, S.A. de C.V.	Ps.	9,874	Ps.	192	Ps.
Xtra Inmuebles, S.A. de C.V.		4,703
Tenedora Farmacéutica de México						9,590
Tenedora de Farmacias Morelianas						20,582
Administradora Inmas, S.A. de C.V.		549
Total	Ps.	15,126	Ps.	192	Ps.	30,172

    As of December 31, 2007 and 2008, the total benefits granted to key management personnel or significant directors amounted to Ps. 30,262 and Ps. 31,624, respectively. During 2007 and 2008, the Group had no other material related party agreements.

8.         Bank loans:

    During 2007 and 2008, Casa Saba obtained various unsecured loans from Scotiabank Inverlat, S.A. and Banco Santander Mexicano, S.A. in various amounts. The proceeds from these loans were used for working capital. These loans bore variable interest at prevailing market rates.

    In addition, the subsidiaries Casa Saba and Casa Saba Brasil had the following borrowings outstanding as of December 31, 2008:

	Short-term	Long-term
Scotiabank Inverlat, S.A.
Credit agreement used to finance the acquisition of stock issued and outstanding representing the capital stock of the company referred to in Note 1e) above. Under the terms of the agreement, the Company is only required to make monthly interest-only payments at the variable Equilibrium Interbank Interest Rate (EIIR) plus certain percentage points. The credit facility is not due until May 2015, at which point the principal balance is due in full.

	Ps.	Ps. 1,053,000

Borrowings 2008	Long-term
May	Ps.	670,000
August		136,000
September		107,000
November		140,000
	Ps.	1,053,000

The agreement sets forth affirmative and negative covenants, in effect during the term of the credit facility, which the Company and its subsidiaries are in compliance with at December 31, 2008.

	Short-term	Long-term
Other foreign financing institutions
Casa Saba Brasil obtained various unsecured loans in various amounts. The proceeds from these loans were used for working capital. These loans bore variable interest at prevailing market rates. The borrowings were as follows:	267,245
Banking Institution (R$)	Opening	Due date	Amount in Brazilian reals
Banco Real S/A	Dec-08	Dec-09	2,250
Banco Brasileiro de DescontoS/A	Nov-08	Nov-09	926
Banco Brasileiro de Desconto S/A	Dec-08	Feb-09	1,342
Banco Safra S/A	Dec-08	Feb-09	8,018
Banking Institution (R$)	Opening	Due date	Amount in Brazilian reals
União de Bancos Brasileiros S/A			4,224
Banco Brasileiro de Desconto S/A	Dec-08	Feb-09	1,490
Banco Brasileiro de Desconto S/A	Dec-08	Feb-09	3
União de Bancos Brasileiros S/A	Dec-08	Mar-09	2,026
Banco Real S/A	Sep-08	Mar-09	4,053
Banco Itaú S/A	Dec-08	Mar-09	9,496
Banco Citibank S/A	Dec-08	Mar-09	629
Banco Citibank S/A	Jun-08	May-09	5,094
Banco Brasileiro de Desconto S/A	Dec-08	Mar-09	5,071
Banco Safra S/A	Dec-08	Feb-09	790
Brazilian reals			45,412
Equivalent Mexican pesos			Ps. 267,245
Interest payable	4,579
Total	Ps. 271,824	Ps. 1,053,000

    Applicable interest rates are adjusted monthly, in accordance with market rates in effect. At December 31, 2007, the Group had no bank debt outstanding. Interest is included as a component of comprehensive gain or loss on financing.

    As of December 31, 2008, the Group has access to the following credit lines:

Banking institution		Amount
Banco Nacional de Mexico, S.A.	Ps.	300,000
Banco Santander Mexicano, S.A.		380,000
Scotiabank Inverlat, S.A.		50,000
	Ps.	730,000

9.         Deferred taxes on earnings and deferred employee profit sharing:

    As of December 31, 2007 and 2008, the deferred income tax liability, was as follows:

		2007		2008
Cumulative inventory	Ps.	2,072,978	Ps.	1,576,131
Allowance for doubtful accounts and estimate for slow-moving inventory		(319,127)		(394,808)
Property and equipment		435,622		493,291
Other		251,531		290,384
Subtotal		2,441,004		1,964,998
Tax loss carryforwards		(14,525)		(8,558)
Controlled subsidiaries’s tax loss carryforward generated before the consolidation tax		(305,588)		(175,415)
		2,120,891		1,781,025
Income tax rate		28%		28%
Deferred income tax liability	Ps.	593,849	Ps.	498,687

i)         The Company and its subsidiaries prepare the income tax return on a consolidated basis. Moreover, the Company and its subsidiaries (the Holding Company and controlled companies, respectively) determined that, in accordance with the trend, income tax will be the taxes on earnings that will normally be paid in future years. Therefore, as of December 31, 2007 and 2008, the Company, as Holding Company, and the controlled companies only recognized deferred income tax individually.

    The deferred income tax effect of the year is recorded in income as a component of “taxes on earnings”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income, in accordance with Mexican FRS.

    The deferred income tax asset is realized when: (i) taxable income is generated and its effect offsets the reversal of deductible temporary differences, including the tax loss carryforwards effect; and (ii) there are sufficient accumulable temporary differences whose reversal occurs in the reversal period of the deductible temporary differences. The Company and its subsidiaries estimate that the deferred income tax asset will be realized considering their business plan, and no IETU will be generated permanently in the short-term.

    The new IETU Law does not contain a tax consolidation regime. Every company that forms part of the consolidated Group (including the Holding Company) should pay IETU individually. Deferred IETU will only be recorded if, based on certain estimates, each Company individually determines that it will be subject to IETU and that event will qualify as permanent. In that case, the deferred income tax balance will be adjusted to the resulting amount of IETU.

(ii)       As of December 31, 2006, 2007, and 2008, the rate of income tax due (theoretical) was as follows:

		2006		2007		2008
Income before taxes on earnings	Ps.	1,155,095	Ps.	1,093,313	Ps.	897,567
Temporary and permanent items, net		110,608		226,608		250,858
		1,265,703		1,319,921		1,148,425
Income tax rate		29%		28%		28%
Income tax due	Ps.	367,054	Ps.	Ps. 369,578	Ps.	321,559

    The expense for taxes on earnings is summarized as follows:

		2006		2007		2008
Income tax due	Ps.	367,054	Ps.	369,578	Ps.	321,559
Deferred income tax		(67,277)		(126,331)		(95,162)
IETU due						76,052
Asset tax				1,677
Recovery of asset tax paid in prior years		(61,245)		(56,698)
	Ps.	238,532	Ps.	188,226	Ps.	302,449
Effective income tax rate		26%		22%		25%

    IETU due in the amount of Ps. 76,052 applies to taxes on earnings paid individually by every company that forms part of the consolidated Group (including the Holding Company).

    As of December 31, 2006, 2007, and 2008, the amount of deferred employee profit sharing expensed amounted to Ps. 1,030, Ps. 0 and (Ps.197), respectively.

10.       Foreign currency position:

    As of December 31, 2007 and 2008, assets and liabilities denominated in foreign currencies, translated into reporting currency, were as follows:

		2007		2008
Assets:
Current assets	Ps.	32,680	Ps.	458,399
Long-term assets				1,155,276
		32,680		1,613,675
Liabilities:
Current liabilities		42,221		540,951
Long-term liabilities				119,858
		42,221		660,809
(Borrowing) lending position, net	Ps.	(9,541)	Ps.	952,866

    As of December 31, 2007 and 2008, the exchanged rates used in the translation process of the reporting currency, published by the Banco de México, are as follows:

Currency	2007		2008
	Closing	Issue	Closing	Issue
U.S. dollar	Ps. 10.90	Ps.10.48	Ps. 13.77	Ps. 13.14
Brazilian real			Ps. 5.88	Ps. 6.12

    At the issue date of the financial statements, the Group had not entered into any derivative financial instruments transactions or hedge transactions against foreign exchange risks.

11.       Stockholders’ equity:

     Capital structure

    As of December 31, 2007 and 2008, paid-in capital stock was as follows:

	Number of		Par value
	shares		2007		2008
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173
Historical capital stock	265,419,360	Ps.	167,903	Ps.	167,903
Restated capital stock		Ps.	1,123,764	Ps.	1,123,764

    As of December 31, 2007 and 2008, capital stock comprised of Series “Sole” 265,419,360 common shares fully subscribed for and paid, with no par value shown. Variable capital stock has no limits.

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

    At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15 percent of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. During 2007 and 2008, the Stockholders’ Meetings resolved to maintain the same level of  reserve approved by its similar on April 22, 2003. During 2007 and 2008, the stockholders resolved not to agree a specific number of shares and Mexican peso amounts for repurchase of its own shares.

    Legal reserve

    Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock. Equity in earnings of subsidiaries and associates is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. At December 31, 2007 and 2008, the Company’s legal reserve amounted to Ps. 149,467 and Ps. 194,721, respectively, which is included in the “Retained earnings” line item.

    Distribution of earnings and capital reductions

    Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (CUFIN-Spanish acronym). Any dividends paid out in excess of CUFIN are subject to a 38.9% tax rate payable by the Company and its subsidiaries, except as discussed in the following paragraph “Dividends among companies of the Group”. The resulting income tax may be offset against income tax due in the same year and the subsequent two years and /or IETU of the same period. The consolidated balance of CUFIN is determined as provided for in currently enacted tax legislation. As of December 31, 2007 and 2008, the consolidated balance of CUFIN amounted to Ps. 2,118,183 and Ps. 2,725,412, respectively.

    In April 2006, 2007 and 2008, dividends were declared at the Company’s Stockholders’ Meeting in the amount of Ps. 160,320, Ps. 175,372 and Ps. 170,000, respectively, to be paid out of retained earnings. Dividends paid did not exceed the consolidated CUFIN balance at those dates. Therefore, no income tax was due.

    The excess of capital reimbursement per share paid to stockholders over the balance of the consolidated “Restated contributed capital per share account” should be treated as a distributed dividend. The excess will be assessable as provided for in the Income Tax Law. The resulting income tax may be offset as referred to above. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.

    Dividends among companies of the Group

    On November 5, 2008, at the Casa Saba’s Stockholders’ Meeting, a dividend was declared in the amount of Ps. 1,119,732 in favor of the Company.

    Dividends distributed among the Group’s companies that are not paid out of the CUFIN will be subject to income tax at the time when the shares of the controlled subsidiary distributing them are sold, either in whole or in part, when the equity stake is reduced in the controlled subsidiary or when the Group is dissolved or no longer consolidated. During 2007 and 2008, no corporate changes of that nature occurred in the Group.

12.      Tax system:

    Effective January 1, 2008, the tax authorities repealed the Asset Tax Law and the IETU Law was enacted which co-exists with the Income Tax Law.

a)        Consolidated income tax due

i)         In fiscal year 2006 the income tax rate was 29%, whereas in fiscal years 2007 and 2008 the income tax rate was 28%, which is in conformity with currently enacted tax legislation. Through fiscal year 2007, the Company and its subsidiaries were required to pay the greater of the income tax or the asset tax (see subparagraph c) hereinbelow).

    The Group determines the income tax amount on a consolidated basis. For this purpose, the Company (the Holding Company) includes the amount of “consolidating tax equity” in tax consolidation, that is, the amount of taxable income/tax loss generated in the year by its controlled companies is included in tax consolidation at 100 percent of the equity stake that the Holding Company holds in the capital stock of its controlled companies. In addition, the Holding Company also includes at 100 percent  its individual taxable income/tax loss generated in the same year in tax consolidation.

    Taxes are computed in Mexican pesos as of the date on which the transactions occurred. Under Mexican FRS, through fiscal year 2007 the taxes were restated to fiscal year end Mexican pesos by applying the INPC factor.

ii)        Effective 2005, the Income Tax Law set forth a change in the tax deduction of merchandise when acquired.  Such deduction can be taken on the tax return in cost of sales at the time when such merchandise is sold. Nevertheless, the Income Tax Law established a transition regime that is summarized in the following paragraph.

    The Company and its subsidiaries with stock on hand in inventories as of December 31, 2004 (base inventory) chose to deduct the cost of sales of the base inventory for income tax purposes in 2005. Due to the foregoing, those entities will treat the value of “cumulative inventory” as taxable income for income tax purposes. As of December 31, 2004, cumulative inventory as provided for in the Income Tax Law amounted to Ps. 3,184,264 historical Mexican pesos. The accumulation of cumulative inventory is annual, effective fiscal year 2005 through fiscal year 2012. The accumulation term was determined in accordance with the Income Tax Law. As of December 31, 2007 and 2008, the cumulative inventory amount added to the taxable income for income tax purposes amounted to Ps. 499,604 and Ps. 498,508, respectively.

iii)       One of the Group’s consolidated subsidiaries (Transportes Marproa, S.A. de C.V. (Marproa), whose assets and revenues are not material to the Group’s consolidated operations), is authorized to pay its income tax separately from the Group under a tax regime known as the “administrative facilities”. This regime grants benefits regarding ascertainment of disbursements made by Marproa and others relative to crediting “consumption taxes”. Effective January 1, 2008, Marproa is not subject to Asset Tax Law, due to the fact that it was repealed.

iv)       Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards, and the cumulative inventory effect of the year. As of December 31, 2007 and 2008, the Group generated consolidated taxable income for income tax in the amount of Ps. 1,278,265 and Ps. 1,134,248, respectively.

b)       Corporate Flat Tax Law (IETU-Spanish acronym)

    IETU is a direct tax with a flat rate that taxes the remaining net cash flow of the Company that is used to pay production factors for the gross formation of capital.

    The IETU Law does not contain a regime for tax consolidation purposes. Accordingly, each company that forms part of a Group that is consolidated should pay IETU individually. For such purposes, each company may consider the amount that has been delivered to the Holding Company as its own income tax in terms of the Income Tax Law, which may be credited against IETU due. At December 31, 2008, some controlled companies generated IETU greater than income tax, therefore IETU was the annual tax due individually. Payment of that tax is considered final. Annual IETU paid by the controlled companies amounted to Ps. 76,052, which is included in income in the caption of “Taxes on earnings”.

    While IETU co-exists with income tax (the transition period extends through fiscal year 2010), IETU is paid if it is greater than income tax of the same period. IETU of the period is reduced by income tax (applicable to taxable income and that of dividends paid) of the same period that has actually been paid. If IETU is less than income tax, the Company is not subject to IETU. Moreover, if the authorized deductions exceed taxable income (negative base), the Company is not subject to IETU.

    IETU of the period is obtained by applying the appropriate tax rate to taxable income determined on a cash flow basis. Taxable income is obtained by reducing the authorized deductions from the taxable income considered by IETU. The annual IETU tax rate is 16.5%, 17%, and 17.5% for fiscal years ending 2008, 2009, and 2010, respectively.

    The IETU Law allows for some tax credits, which are determined in accordance with certain procedures set forth by the new IETU Law. The amount of those tax credits does not exceed certain percentages, and their offset cannot exceed ten years, which become effective in fiscal year 2008. The significant tax credits refer to the amount of authorized deductions that exceed taxable income in the year, salaries and contributions of social security, investments in fixed assets and deferred charges made between January 1, 1998 and August 31, 2007, and existing inventories as of December 31, 2007.

c)        Consolidated asset tax

    Effective January 1, 2008, the IETU Law repealed the Asset Tax Law, and established the possibility of recovering asset tax effectively paid as of December 31, 2007, subsequent to that date. At December 31, 2007 and 2008, the Company did not have a recoverable consolidated balance.

    Through fiscal year 2007, the consolidated asset tax was determined by applying a 1.25% annual rate to the average restated value of consolidated assets. Toward that end, the Company, in its capacity as Holding Company, considered the consolidating tax equity of 100% of the assets value. Non-consolidating tax equity was payable for each controlled company and the Company individually. Asset tax was only paid in the amount that exceeded income tax for the year. During fiscal year 2007, the consolidated Holding Company did not determine Asset Tax payable. During fiscal year 2007, the consolidated Controlling Company recovered asset tax paid in prior years in the amount of Ps. 56,698, and its effect is included in income in the caption of “Taxes on earnings”.

d)        Tax loss carryforwards

i)         Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the INPC factor from the date incurred up to the sixth month of the year in which they can be offset against taxable income. At December 31, 2007 and 2008, the Group had no tax loss carryforwards that could be used to offset future taxable income.

ii)        Tax loss carryforwards of the controlled companies expire over a ten year term, effective the date on which the tax losses are incurred. The effect of these tax loss carryforwards should be reversed in the tax consolidation on the year when the controlled companies lose its carryforward right. Management deems this tax loss carryforwards amount as not material to the consolidated financial statements.

iii)       The negative IETU base generates a tax credit that results from applying the currently enacted IETU rate to that negative base. The resulting amount may be credited against IETU in the following ten fiscal years until it is exhausted and/or against income tax due in the year in which the credit was generated. The negative base can be restated as explained in paragraph i) above. Management estimates that the amount of the negative base of the controlled companies and the Holding Company individually is immaterial.

e)        Employee profit sharing

    The Federal Labor Law provides for the Group’s consolidated subsidiaries that have personnel be required to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income for each subsidiary, determined as provided for in the Income Tax Law.

13.      Segment information:

   Although the Group distributes four product lines, it considers all of its operations, and reports the results of all of its operations to management as a single business segment as discussed in Note 1).

As of December 31, 2006, 2007 and 2008, revenue attributable to each product line, was as follows:

	Millions of Mexican pesos
	2006		2007		2008
Pharmaceutical products	Ps.	21,352	Ps.	22,050	Ps.	24,313
Health and beauty aids/other products		1,995		2,119		3,120
Entertainment products		904		929		749
Food/non-perishable products		235		162		218
Total	Ps.	24,486	Ps.	25,260	Ps.	28,400

14.      Contingencies and commitments:

a)        On February 11, 2005, the Company and its subsidiaries filed an appeal for constitutional relief No. 185/2005 with the Tax Court against the provisions that regulate the tax deduction regime of the cost of goods sold, effective January 1, 2005.

    In October 2007, the Tax Court granted the constitutional relief and protection of Federal Justice in order for the subsidiaries affected to recognize the impact of inflation on the acquisition value of inventories that form part of the cost of goods sold. That tax authority issued an official communication that recognizes the right of subsidiaries to claim the refund of the resulting income tax credit balance. In April 2008, the Group’s external tax advisors confirmed the favorable ruling handed down to the Group. The credit amounting to Ps. 17,063 is included as an unordinary gain in the accompanying statement of income. The Group will file the tax return that shows the amount in which the refund will be claimed from the pertinent authority.

b)        On February 12, 2007, the Company and its subsidiaries filed appeals for constitutional relief Nos. 147/2007, 284/2007, and 153/2007 with the Tax Court against the tax reform that binds taxpayers to determine asset tax by applying the 1.25% annual rate to the average value of assets and not reduce the value of debts contracted from the taxable base, effective January 1, 2007. At the date of the auditors’ report, the Company and its subsidiaries await the ruling to be handed down by the tax authorities. The Group’s external tax advisors and Management estimate that there are reasonable arguments to have a favorable ruling handed down and there is no contingency charged to the Company and its subsidiaries, since the provisions whose unconstitutionality was challenged were applied by the Companies.

c)        On February 8, 2007, Servicios Administrativos Grupo Casa Saba, S.A. de C.V. (formerly Servicios Administrativos Xtra, S.A. de C.V. and, effective March 2008, Daltem Provee Nacional, S.A. de C.V.) filed an appeal for annulment No. 4326/07-17-11-8 with the Tax Court for not solving the petition for criterion confirmation in connection with the provision of the Income Tax Law which limits the tax deduction of tax losses generated on the sale of stock against taxable income may be generated in the future. At the date of the auditors’ report, the Tax Court had not handed down the pertinent ruling. Consequently, the Company, as the case may be, may file an appeal for constitutional relief.

d)        On May 11, 2007, the subsidiary Servicios Administrativos Grupo Casa Saba, S. A. de C. V. (now Daltem Provee Nacional, S. A. de C. V.) filed an appeal for constitutional relief No. 868/2007 with the Tax Court against the provision of the Income Tax Law of fiscal year 2002 which limits the tax deduction of tax losses generated on the sale of stock against taxable income may be generated in the future. On September 3, 2008, the Tax Court granted constitutional relief and protection of Federal Justice for the subsidiary to be able to deduct the tax losses incurred in fiscal year 2006, without any limitation.

    As a result, the income tax credit determined in the amount of Ps. 20,378 is included as an unordinary gain in the accompanying statement of income.  The Group will file the tax return that shows the amount in which the refund will be claimed from the pertinent authority.

e)        In March, April, and July 2008, the Company and its subsidiaries filed appeals for constitutional relief Nos. 634/2008, 1062/2008, and 1403/2008 with the Tax Court against the provisions of the Corporate Flat Tax Law, effective January 1, 2008. At the date of the auditors’ report, the Tax Court had not handed down any ruling. The external tax advisors and Group’s Management estimate that there are reasonable arguments to have a favorable ruling handed down and there is no contingency payable by the Company and its subsidiaries, since the provisions whose unconstitutionality was challenged were applied by the Companies of the Group.

f)         On December 5, 2007 and March 28, 2008, the tax authorities issued an “invitation” to the Group to file an amended return of income tax consolidation of fiscal year 2005 and prove that it added the amount of certain prior year tax losses to consolidated taxable income, which were reduced by its controlled companies and the holding company to determine cumulative inventory, in accordance with the Income Tax Law. As a result, the Group filed the amended income tax return that meets with that invitation. Accordingly, there is no contingency charged to the Group at the date of the auditors’ report. However, the Group will carry out actions that will imply adoption of a criterion other than that of the tax authorities, which could have this matter solved in Tax Court. In Management’s opinion and that of its external tax advisors, the Group is not bound to comply with the criterion set forth by the tax authorities. Accordingly, the Group has serious, reasonable arguments to sustain its interpretation if this matter should be solved in the Tax Court.

     At the date of the auditors’ report, the tax authorities have neither determined the amount of the presumed nonperformance of the Group, nor has it carried out any legal action that represents present obligation that can be reasonably  estimated and recorded in accordance with Mexican FRS. In addition, the Group is in the process of claiming a refund for the payment improperly made and which is referred to in the above paragraph. Therefore, it is not possible to foresee or anticipate any result on this matter.

g)        The Company and its subsidiaries have entered into various service contracts among them, related to the purchase, storage, and transportation of products, as well as administrative, legal, financing, and electronic data processing services.

h)         In accordance with the Income Tax Law, companies that carry out related party transactions are subject to tax obligations, with respect to the determination of prices agreed upon. Such prices should be comparable to prices that would be used with or among independent parties at arm’s length transactions. The tax authorities could reject the amounts determined and demand payment of taxes and related expenses. The Group’s management estimates that all related party transactions were agreed upon at arm’s length basis.

i)          In accordance with currently enacted tax legislation in Mexico, the tax authorities have the power to review the preceeding five fiscal years from the last income tax return filed by the Company and its subsidiaries.

j)         Casa Saba Brasil records certain provisions for contingencies based on the opinion of its legal advisors. Thus, the Company maintains a provision of the total labor and tax lawsuits, classified as risk of a probable loss. At December 31, 2008, the liability recorded, which is considered sufficient to cover those losses amounted to R$ 6,900 Brazilian reals (Ps. 40,572, approximately), which is included in the caption of “other payables and accrued long-term liabilities” in the consolidated balance sheet.

k)        In addition, to the issues discussed above, the Company and its subsidiaries are involved in various lawsuits and claims derived from the normal course of its operations. Management believes that these matters will not havea significant impact on the Group’s consolidated financial position or results of operations.

15.      New accounting pronouncements:

    During fiscal year 2008, the CINIF issued the following Mexican FRS, effective January 1, 2009:

a)        FRS B-7. “Business acquisitions” (FRS B-7). This accounting standard supersedes Bulletin B-8, “Business acquisitions”. The significants changes are:

(i)        the new accounting standard reiterates the application of the “purchase method” for business acquisitions. The valuation of net assets acquired at fair value should be performed at the date of the purchase by applying accounting policies of the purchaser, with certain exceptions to the use of fair value. In that event, they are valued by applying the pertinent Mexican FRS. Purchase and restructuring expenses do not form part of the consideration.

(ii)       FRS B-7 establishes the following provisions: (a) recognizing assets reacquired, contingent liabilities and considerations, and assets for indemnification generated in the purchase; and (b) disclosing acquisitions of the period and adjustments to fair values occurred in the prior year, in the valuation period.

    The Company intends to adopt FRS B-7 and apply its provisions prospectively. The Company is going to evaluate the impact that this adoption will have on its consolidated results and financial position. The evaluation will consider the measurement for allocating the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded preliminary, as discussed in Note 1e). The Group will perform the valuation, within the period established in accordance with Mexican FRS. The adjustments, if any, will be recognized retroactively from the acquisition date.

b)        FRS B-8, “Consolidated or combined financial statements” (FRS B-8). This accounting standard supersedes Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments” (Bulletin B-8). The significant changes are:

(i)        FRS B-8 defines specific purpose entities (EPE-Spanish acronym), which should be consolidated for accounting purposes when they are under control. Controlled EPEs prior to the effectiveness of this FRS should be consolidated by applying the retrospective method.

(ii)        it sets forth the option of presenting unconsolidated financial statements instead of consolidated financial statements when an interim holding company is involved and its stockholders express their agreement not to consolidate.

   The Groups’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

c)        FRS C-7, “Investments in associates and other permanent investments” (FRS C-7). The significant changes are as follows:

(i)        accounting standards relative to the valuation of investments in associates and other permanent investments are incorporated in FRS C-7, and removed from FRS-8 (paragraph b) above). Consolidation accounting rules applicable to subsidiaries are maintained in FRS-8.

(ii)        FRS C-7 defines the associate as that entity in which there is significant influence including special purpose entities (EPE).

(iii)       the investment in the EPE in which there is significant influence should be valued by applying the equity method. The EPE in which there is significant influence prior to January 1, 2009 should be valued by applying the equity method retrospectively.

    The Groups’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

(d)        FRS C-8, “Intangible assets” (FRS C-8). This accounting standard supersedes Bulletin C-8 “Intangible assets”. In accordance with FRS C-8: (i) an intangible asset is considered as such when it is separable or arises from contractual or legal rights; (ii) the initial valuation of intangible assets is performed based on the cash paid in an individual acquisition and/or for every intangible asset in a business combination, as well as disbursements allocated for the development of certain intangible assets; (iii) subsequent disbursements on research and development projects in progress acquired are recognized as an expense when accrued if they form part of the stage of research or as an intangible asset if they meet the criteria for that recognition. The Group’s adoption of this provision, whose initial application is retrospective, had no impact on its consolidated financial position and results of operations.

e)        FRS D-8. “Share based payments” (FRS D-8). This accounting standard sets forth the recognition of: (i) goods and services acquired in exchange for equity securities from the entity or from a related party; (ii) goods and services acquired that incur liabilities in amounts based on the value of the stock of the entity; and (iii) goods and services acquired with the option to liquidate in cash or by issuing equity securities of the entity. The Groups’s adoption of this provision will have no impact on its consolidated financial position and results of operations.

16.       Authorization to issue financial statements:

     On March 30, 2009, the Board of Directors authorized the accompanying financial statements and its notes to be issued. Those financial statements will be submitted to the stockholders for approval at the Stockholders’ Meeting that will be held on April 30, 2009. The stockholders have the power to amend the financial statements subsequent to be issued, as provided for in the General Corporate Law applicable in Mexico and bylaws of the Company.

17.       Differences between Mexican FRS and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican FRS, which differ in certain material respects from U.S. GAAP. Consequently, the financial statements as of December 31, 2006 and 2007 include the impact of inflation and, therefore, they are restated in terms of the purchasing power of the currency through December 31, 2007, in accordance with Mexican Bulletin B-10 by applying the procedures discussed in Note 3d) above. In accordance with U.S. GAAP, financial statements should be prepared on a nominal cost basis.

    Effective January 1, 2008, the Group did not recognize the impact of inflation for the period (disconnection of inflation accounting), due to the fact that 2008 was considered to be a non-inflationary economic environment, in accordance with the new Mexican FRS B-10, “Impact of inflation”. The impact of restatement recognized through December 31, 2007 (the last period in which the entity operated in an inflationary environment) is presented in the financial statements. Therefore, at December 31, 2008, the financial results is presented in adjusted nominal Mexican pesos as mentioned in Note 3d). Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was not inflationary (continuation of inflationary accounting).

    The reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP for the years ended December 31, 2006 and 2007, does not include the reversal of the adjustments of the restatement of the financial statements to recognize the impact of inflation, as required under Mexican FRS through December 31, 2007. The application of Mexican Bulletin B-10 represented a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, was considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

    Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican FRS and U.S. GAAP.

a)        Statement of Cash Flows

    Effective January 1, 2008, Mexican FRS B-2, “Statement of cash flows”, superseded Bulletin B-12, “Statement of changes in financial position” (Bulletin B-12). The effect of the change is presented prospectively. Accordingly, the statements of changes in financial position for fiscal years 2006 and 2007 and statement of cash flows for fiscal year 2008 are not presented comparatively.

    Pursuant to the above, the statement of cash flows as of December 31, 2008, prepared under the indirect method in a non-inflationary economic environment presents: (i) cash inflows and outflows of the period which do not include the impact of inflation of the period. The statement of cash flows prepared in accordance with Mexican FRS for the year ending December 31, 2008 presents substantially the same information as required under Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (SFAS 95).

    Through December 31, 2006 and 2007, the statements of changes in financial position were presented in accordance with Mexican Bulletin B-12, which specified the appropriate presentation of this statement when the financial statements had been restated to constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identified the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the line item “Deficit on restatement”. The Bulletin also required treating monetary gains or losses and unrealized gains or losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constituted cash flow activity stated in constant Mexican pesos. Under Mexican FRS, the changes in current and long-term debt related to restatement to constant Mexican pesos were presented in the consolidated statements of changes in financial position as a resource used in financing activities, and the gain or loss on monetary position was presented as a component of operating activities.

    Under SFAS 95, a statement of cash flows that presents only cash movement and excludes non-cash items is required. SFAS 95 does not provide guidance on inflation-adjusted statements of changes in financial position. If the loss on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps.  336,927 and Ps. 514,352 and net cash used in financing activities would be Ps. (286,854) and Ps. (241,067) in 2006 and 2007, respectively.

b)        Deferred income tax

i)         Effective January 1, 2008, the tax authorities enacted the IETU Law, which co-exists with the Income Tax Law (Note 12b above). As of December 31, 2008, the Company and its subsidiaries determined that income tax will be the tax on earnings that will normally be paid instead of IETU in the following years, in accordance with a projection based on reasonable assumptions. As a result, the companies accounted for the deferred income tax effect, in accordance with Mexican FRS D-4, “Taxes on earnigs” and its related IFRS-8, “Effect of Corporate Flat Tax”.

    Under Mexican FRS, the Group determines the deferred income tax effect in a manner similar to U.S. GAAP (Notes 3n) and 9) by applying the “asset and liability method”, by using the enacted statutory income tax rate to the total temporary differences resulting from comparing the accounting and tax values of assets and liabilities, tax loss carryforwards as well as other recoverable taxes and tax credits. All of the changes in the required deferred income tax effect during the year are allocated in the income statement, except for the deferred income tax effect derived from temporary differences attributable to changes in other stockholders’ equity accounts. In that event, such an effect is applied directly to the specific stockholders’ equity accounts that generate such changes.

    There are specific differences as compared to the calculation under SFAS 109, “Accounting for Income Taxes” (SFAS 109), as follows: through December 31, 2007, the recognition of the accumulated initial effect of the asset and liability method under Mexican FRS as of January 1, 2000 was recorded directly to stockholders’ equity in the caption “Accrued deferred income tax on earnings”. As a result of the accounting change referred in Note 3t), the balance of the “Accrued deferred income tax on earnings” account referred to above, which was presented in stockholders’ equity in the amount of Ps. (40,695) as of December 31, 2007, was reclassified to retained earnings in January 2008. Moreover, through December 31, 2007, under Mexican FRS, the impact of inflation on the deferred income tax balance generated was recognized in the gain (loss) on monetary position. Under U.S. GAAP, the deferred income tax balance is classified as a nonmonetary item. As a result, through fiscal year 2007, the income statement differed regarding the presentation of the gain (loss) on monetary position and deferred income tax provision.

ii)       As of December, 31, 2006, 2007 and 2008, the deferred income tax effect on the reconciling items between Mexican FRS and U.S. GAAP was not significant, that is, the tax effect of temporary differences that give rise to deferred income tax asset and/or liabilitiy under Mexican FRS is identical to U.S. GAAP at those years.

   In addition, for Mexican FRS presentation purposes, the deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items depending on the nature of the caption that gives rise to such deferred tax assets and liabilities. As of December 31, 2007 and 2008, the deferred income tax effect under Mexican FRS and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
	2007		2008		2007		2008

Current	Ps.		Ps.		Ps.	(22,994)	Ps.	(22,317)

Noncurrent		593,849		498,687		616,843		521,004

	Ps.	593,849	Ps.	498,687	Ps.	593,849	Ps.	498,687

c)        Deferred employee profit sharing

   The Companies established in Mexico are obligated to pay profit sharing to its employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law in Mexico. Deferred employee profit sharing is determined by applying the asset and liability method discussed in Note 3n) above. As of December 31, 2007, the deferred employee profit sharing liability amounted to Ps. 197; whereas as of December 31, 2008, an asset was determined in the amount of Ps. 5,699, which was included with a related valuation allowance, in accordance with Mexican FRS and U.S. GAAP.

   Employee profit sharing is classified as an operating expense for U.S. GAAP purposes. For Mexican FRS, effective January 1, 2007, employee profit sharing is classified as an ordinary expense in “other revenues and expenses”, instead of being presented as taxes on earnings. Adoption of this Standard had no material effect on the Group’s consolidated statement of income.

d)       Accounting for uncertainty in income taxes

   Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions. Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable. For U.S. GAAP purposes, the Group adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” effective January 1, 2007.  FIN 48, an interpretation of SFAS 109, defines the confidence level that a tax position has taken or is expected to be taken in order to be recognized in the financial statements. The tax effects of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information (see Note 14 hereinabove).

    The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

    If during any period after adoption of FIN 48 the threshold ceases to be met, the previously recorded benefit must be derecognized. Moreover, the benefit of a tax position that initially fails to meet the more-likely-than-not threshold should be recognized in a subsequent period if changing facts and circumstances enable to meet the threshold, the matter is effectively settled through negotiation or litigation with the tax authorities, or the statute of limitations has expired.

    Except as discussed in the following paragraph, as of December 2007 and 2008, the Group has recognized the provisions sets forth in FIN 48.

    Casa Saba Brasil, an entity newly acquired in May 2008, is subject to tax and labor contingencies due to the fact that: (i) the Brazilian tax authorities are reviewing the acquired company’s compliance with the filing of value added taxes for fiscal years 2006, 2007, and 2008. At the date of the auditor’s report, the required documentation needed to audit this contingency was not made available; (ii) the Company is in non-compliance with certain tax information requirements that may result in fines imposed on the Company by the taxing authorities; and (iii) the Company has adopted different methods of remuneration to management, which does not necessarily conform to labor legislation in Brazil.

    At the date of the auditors’ report, Casa Saba Brasil was in the process of gathering sufficient information to identify and classify tax and labor contingencies, as well as to perform the pertinent purchase price allocation of the consideration paid to the net assets acquired of the Company. For that purpose, information and events subsequent to the acquisition date of Drogasmil (the entity acquired) will be taken into account to determine the facts and circumstances existing at the acquisition date that merit an adjustment to the amounts previously recorded. The adjustments, if any, will be recognized retroactively from  the acquisition date of Drogasmil.

e)        Additional employee retirement liability and unrecognized net transition obligation

i)         At December 31, 2006 and 2007, the additional employee retirement liability exceeded the limit amount for recording an intangible asset as an offsetting entry. The intangible asset referred was only recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of the plan, under Mexican FRS. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as a contra-equity in the amount of Ps. 28,076 and Ps. 19,127, respectively.

    Effective January 1, 2008, the additional employee retirement liability, which amounted to Ps. 52,266 at December 31, 2007 and its offsetting entry in the balance sheet (“intangible asset” in the amount of Ps. 33,139 and “additional employee retirement liability” included in stockholders’ equity in the amount of Ps. 19,127), were eliminated, in accordance with the new Mexican FRS D-3, “Employee fringe benefits” (FRS D-3). This accounting standard superseded Mexican Bulletin D-3, “Labor obligations” (see Note 3t) hereinabove).

    For U.S. GAAP reconciliation purposes, the additional employee retirement liability along with its offsetting entry intangible asset and stockholders’ equity existing at December 31, 2007 were reversed in the amounts of Ps. 33,139 and Ps. 19,127, respectively. Therefore a reconciliation line item is shown in Note 18).

ii)        Due to the new Mexican FRS D-3, effective January 1, 2008, the Group must now amortize the unrecognized net transition obligation/benefit, unrecognized prior service cost/benefits and net gain/loss existing at December 31, 2007, over a maximum five year term if the remaining useful life of service of employees exceeds that period.

iii)       Effective January 1, 2005, the revised Bulletin D-3 required that the severance benefits referred in Note 3 m) be assessed upon termination of the employer/employee relationship. Accordingly, severance benefits granted to employees due to causes other than restructuring were valued by using the projected unit credit method. The same recognition criteria are established under U.S. GAAP in SFAS No. 112. “Employers’ Accounting for Postemployment Benefits” which has been effective since 1994. Under Mexican FRS, the recognition of the accumulated initial effect of the net transition obligation amounting to Ps. 4,428 was fully amortized in income in fiscal year 2006. Under U.S. GAAP this effect was included in income in fiscal year 2005.

    For the fiscal year 2007 U.S. GAAP reconciliation, additional severance benefits liability along with its offsetting entry to intangible assets was reversed in the amount of Ps. 2,863. This amount was recognized in income. Therefore a reconciliation line item is shown in Note 18).

iv)       For U.S. GAAP purposes, in September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132R” (SFAS 158). This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 is effective for fiscal years ending after December 15, 2006 for employers with publicly traded equity securities. As of December 31, 2007, the funded status of the defined benefit pension and other postretirement plans which considers the gain or losses and prior service cost amounted to Ps. 25,348. This amount was recognized in other comprehensive income and net periodic cost of the year in the amounts of Ps. 13,288 and Ps. 12,060, respectively. At December 31, 2008, the amount attributed to this concept amounted to Ps. 72,123 which was recorded in other comprehensive income. Therefore a reconciliation line item is shown in Note 18).

18.      Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),except per share
							Convenience
			Year				translation
	2006		2007		2008		2008

Net income under Mexican FRS	Ps.	916,563	Ps.	905,087	Ps.	595,118	$43,023

Additional employee retirement liability (Note 3m)		30,563		(12,060)		2,200	159

Unrecognized net transition obligation (Note 3m)		4,428		(2,863)		743	54
		34,991		(14,923)		2,943	213

Net income under U.S. GAAP	Ps.	951,554	Ps.	890,164	Ps.	598,061	$43,236

Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per share under U.S. GAAP	Ps.	3.59	Ps.	3.35	Ps.	2.25

    Because Mexican FRS requires use of a comprehensive method for recognizing the impact of inflation and because the financial statements are prepared on this basis through fiscal year 2007, the applicable impact of inflation on U.S. adjustments was calculated and included in the heading “impact of inflation accounting on U.S. GAAP adjustments.”

STOCKHOLDERS’ EQUITY							Convenience translation
	2006		2007		2008		2008

Stockholders’ equity under Mexican FRS	Ps.	5,544,017	Ps.	6,092,720	Ps.	6,609,761	$477,843

Additional employee retirement liability				(25,348)		(47,644)	(3,445)

Unrecognized net transition obligation				(2,863)		(2,120)	(153)

Amortization of goodwill		26,928		26,928		26,928	1,947

		26,928		(1,283)		(22,836)	(1,651)

Stockholders’ equity under U.S. GAAP	Ps.	5,570,945	Ps.	6,091,437	Ps.	6,586,925	$476,192

Changes in stockholders’ equity under U.S. GAAP							Convenience translation
	2006		2007		2008		2008

Stockholders’ equity under U.S. GAAP as of beginning of the year	Ps.	4,973,731	Ps.	5,570,945	Ps.	6,091,437	$440,371

Comprehensive income under U.S. GAAP		757,534		695,864		665,488	48,111

Dividends paid		(160,320)		(175,372)		(170,000)	(12,290)

Stockholders’ equity under U.S. GAAP at year end	Ps.	5,570,945	Ps.	6,091,437	Ps.	6,586,925	$476,192

Comprehensive income under U.S. GAAP							Convenience translation
	2006		2007		2008		2008

Net income under U.S. GAAP	Ps.	951,554	Ps.	890,164	Ps.	598,061	$43,236

Deficit on restatement		(196,507)		(189,961)

Additional employee retirement liability		2,487		(4,339)		(5,369)	(388)

Accumulated effect on translation						72,796	5,263

Comprehensive income under U.S. GAAP	Ps.	757,534	Ps.	695,864	Ps.	665,488	$48,111

19.       Supplementary U.S. GAAP disclosures:

a)         Financial instruments with off-balance-sheet risk

    Under SFAS No. 105, “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico. No single customer accounted for a significant amount of the Group’s sales in fiscal 2006, 2007 and 2008, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

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

c)         Impairment of long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the asset during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of the assets. The impairment of a long-lived asset that must be charged to operations is the amount by which the net book value exceeds its recovery value. At December 31,  2006, 2007 and 2008, there were no indications of impairment. Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is pemitted under Mexican FRS.

SFAS 144, “Accounting for the impairment or disposal of long-lived assets” sets forth the valuation of fixed assets and some intangibles held for sale at the lower of their net book value or their net realized value. In addition, it specifies the criteria to classify an asset as held-for-sale and the reporting criteria for reporting the effects of the disposal of a business segment.   Those rules require showing expected future operating losses from discontinued operations when the losses are incurred (rather than as of the measurement date presently required by APB No. 30). At December 31, 2006, 2007 and 2008, the Group did not hold any long-lived assets held-for-sale or discontinued operations.

d)       Quantitative and qualitative disclosures about market risk

   The Group is subject to market risks due to interest rate fluctuations that prevail in the domestic economy. Those fluctuations further impact the long-term debt incurred from loans obtained from Mexican banks in order to acquire all of the shares of capital stock of Drogasmil (see Note 1e) hereinabove). In addition, the Group obtained various unsecured loans in various amounts from Brazilian banks for the financing its operations. The Group has managed its interest rate risks considering the available financing rates in the market. At the issue date of the financial statements, the Group had not entered into any arrangements to reduce the exposure of interest rate risk.

e)       Segment information

   The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes four product lines, it considers all of its operations, and reports the results to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its four product lines. Revenue attributable to each of the four product lines for the years ended December 31, 2006, 2007 and 2008, is mentioned in Note 13).

f)        Variable interest entities

   Under U.S. GAAP, the Group applies Interpretation 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (FIN 46R). The interpretation addresses the consolidation of variable interest entities (VIE) which have one or more of the following characteristics: (i) entities in which the equity investment at risk is not sufficient to finance their operations without requiring additional financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity’s activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity.

   In connection with related parties discussed in Note 7), the Group considers that related parties are not VIEs under the scope of FIN 46R, and, therefore, as of and for the years ended December 31, 2006, 2007 and 2008, the Group has not consolidated any assets, liabilities or operating results of such entities.

g)       Fair value of financial instruments

   The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

h)       Fair value measurements

   In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (FASB 157), which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements.The Statement does not change existing accounting rules what can or what must be recognized, reported or disclosed at fair value in the Group’s financial statements, FASB 157 does not eliminate practicability exceptions that exist in accounting pronouncements amended by this Statement when measuring fair value.

   The three levels of the fair value hierarchy under SFAS 157 are as follows: (i) unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; (ii) inputs that are observable, either directly or indirectly, but do not qualify as level (i) inputs and (iii) prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

   FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is required to adopt FASB 157 beginning on January 1, 2008. The adoption of FASB 157 had no impact on the Group’s consolidated financial position and results of operations as of and for the year ended 2008 (see subparagraph m) below) .

i)        The fair value option for financial assets and financial liabilities

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

   The Company has not elected to measure any eligible item at fair value. Accordingly, the adoption of FASB No. 159 had no impact on the Group’s consolidated financial position and results of operations as of and for the year ended 2008.

j)        Business combinations

   In December 2007, the FASB issued Statement 141, (revised 2007), “Business Combinations” (Statement 141R) to change how an entity accounts for the acquisition of a business. When effective, Statement 141R will replace existing Statement 141 in its entirety.

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

   Statement 141R is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The Company intends to adopt Statement 141R effective January 1, 2009 and apply its provisions prospectively. The Company is going to evaluate the impact that the adoption of Statement 141R will have on its consolidated results and financial position. This evaluation will consider the measurement for setting the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded provisionally, as discussed in Note 1e). The Company will perform the valuation referred to above, within the period established in accordance with U.S. GAAP. Should there be any, the adjustments will be recognized retroactively at the acquisition date.

    Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP.

k)        141R effect on income taxes in a business combination

    The Company records all changes to a valuation allowance for acquired deferred income tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense. However, Statement 141R amends Statement 109 and Interpretation 48 to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes to an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill. This accounting is required when Statement 141R becomes effective (January 1, 2009 for the Company) and applies to valuation allowances and tax positions related to acquisitions accounted for originally under Statement 141 as well as those accounted for under Statement 141R.

    The Company does not have a valuation allowance at December 31, 2007 related to deferred tax assets acquired in a business combination. Any change in the valuation allowance subsequent to December 31, 2008 will be recorded as a reduction of income tax expense rather than as a reduction of goodwill.

    The Company will consider the impact that may be derived for setting the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded provisionally, as discussed in Note 1e). The Group will perform the valuation referred within the period established in accordance with U.S. GAAP. Should there be any, the adjustments will be recognized retroactively at the acquisition date.

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

    As of December 31, 2007 and 2008, the Company has Ps. 217,214 and Ps. 1,305,227 of goodwill related to previous business combinations. The Company will determine what effect, if any, Statement 141R will have on the results of its impairment testing subsequent to December 31, 2008.

    As expained in Note 1e), subsidiary Casa Saba Brasil was in the process of  determining  the value of goodwill, determined and recorded provisionally regarding the business acquired (Drogasmil), along with the respective impairment test. The Group will perform the valuation referred to above in accordance with U.S. GAAP. Should there be any, the adjustments will be recognized retroactively at the acquisition date.

l)          Noncontrolling interests

    In December 2007, the FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statements: an amendment of ARB No. 51”. The new Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. Statement 160 replaces the existing minority-interest provisions of Accounting Research Bulletin (ARB) 51, “Consolidated Financial Statements”, by defining a new term—noncontrolling interests—to replace what were previously called minority interests. The new standard establishes noncontrolling interests as a component of the equity of a consolidated entity.

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

    Statement 160 includes reporting requirements intended to clearly identify and differentiate the interests of the parent and the interests of the noncontrolling owners. The presentation and disclosure requirements are required to be applied retrospectively for all periods presented. Statement 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited.

    The Company will adopt this provision effective January 1, 2009, and apply it prospectively. The Groups’s adoption of this provision is not expected to have an impact on its consolidated financial position and results of operation.

    Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP.

m)       Recently Issued Accounting Pronouncements

    In February 2008, FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under SFAS No. 144.

    The partial adoption of SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis did not have a material impact on the Company’s consolidated financial statements. The Company is in the process of analyzing the potential impact of SFAS No. 157 relating to its January 4, 2009 adoption of the remainder of the standard.

    In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities: an amendment of FASB Statement No. 133,” (SFAS No. 161) to expand the disclosure framework in FASB Statement 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires companies with derivative instruments to disclose information about how and why the company uses derivative instruments; how the company accounts for derivative instruments and related hedged items under Statement 133; and how derivative instruments and related hedged items affect the company’s financial position, financial performance, and cash flows. The expanded disclosure guidance also requires a company to provide information about its strategies and objectives for using derivative instruments; disclose credit-risk-related contingent features in derivative agreements and information about counterparty credit risk; and present the fair value of derivative instruments and related gains or losses in a tabular format. SFAS No. 161 is effective for fiscal years and interim periods that begin after November 15, 2008. The Group’s adoption of this provision will have no impact on its consolidated financial position and results of operation.

    In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The Company currently does not anticipate that this new accounting standard will have a significant impact on the consolidated financial statements and results of operations.

    In April 2008, the FASB issued FSP SFAS No, 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS 142-3”), which amends the guidance in SFAS No. 142 about estimating the useful lives of recognized intangible assets and requires additional disclosure related to renewing or extending the terms of recognized intangible assets. In estimating the useful life of a recognized intangible asset, FSP SFAS 142-3 requires companies to consider their historical experience in renewing or extending similar arrangements together with the asset’s intended use, regardless of whether the arrangements have explicit renewal or extension provisions. In the absence of historical experience, companies should consider the assumptions market participants would use about renewal or extension consistent with the highest and best use of the asset. However, market participant assumptions should be adjusted for entity-specific factors. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008 and shall be applied prospectively to intangible assets acquired after the effective date. The Group is currently evaluating whether the adoption of SFAS 142-3 will have a material impact on its financial statements and results of operation.

    In November 2008, the Emerging Issues Task Force (EITF) reached a consensus on the FASB Issue 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-06). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquired or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-6 to have an effect on its financial statements and results of operation.

    In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (EITF 08-7), which requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired for fiscal years beginning on or after December 15, 2008. The Group does not expect the adoption of EITF 08-7 to have an effect on its financial statements.

    In December 2008, the FASB issued FASB Staff Position FSP 132(R)-1, “Employers Disclosures about Postretirement Benefit Plan Assets,” which provides additional guidance regarding employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan.

    This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt the provisions of FSP 132(R)-1 as of January 2, 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Company’s postretirement benefit plans.