Form 20-F
period 2009-12-31
GRUPO CASA SABA SA DE CV
filed 2010-06-30
CIK 906779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2009

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2009 was:
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

Large accelerated filer __           Accelerated Filer  X             Non-accelerated filer __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __          International Financial Reporting Standards as issued              Other X
                                   by the International Accounting Standards Board __

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

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2009, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 13.0437 to one U.S. Dollar.  See “Item 3. Key Information—Exchange Rate Information”.

Unless otherwise specified, information included in this annual report is as of December 31, 2009.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos, references to “R$” or “Reals” are to Brazilian Reals, and references to “Dollars,” “U.S. Dollars,” “$” or “U.S.$” are to United States Dollars.  Certain amounts included in this annual report may not sum due to rounding.

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

The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

●	International, national and local general economic and market conditions, inflation and interest rate movements;

●	The overall size and growth of the Mexican and Brazilian pharmaceutical markets;

●	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

●	Fluctuations and difficulty in forecasting operating results;

●	Our ability to integrate acquisitions and expansion into new markets;

●	Our ability to operate our retail pharmacy business efficiently;

●	Dependence on suppliers and clients;

●	General risks associated with doing business in Mexico and Brazil, including political and economic instability and changes in government regulations; and

●	Other factors referenced in this annual report.

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

Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 18 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.  Note 19 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

We publish our consolidated financial statements in Mexican Pesos.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant Pesos as of the end of the most recent period presented.  The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI.  The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on monetary and non-monetary items, which were presented in the financial statements.  See Note 2 to our consolidated financial statements.

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low levels of inflation in Mexico during recent years (3.6% in 2009, 6.5% in 2008, 3.8% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2009 does not qualify the economic environment as inflationary.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2010.  These expectations could change depending on actual economic performance.

As a result, we are presenting our 2009 financial statements without inflation accounting.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant Pesos as of December 31, 2007.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 18 and 19 to our audited consolidated financial statements.

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

Year ended December 31	2005	2006	2007	2008	2009	2009 (1)
(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	23,615,926	24,486,493	25,259,662	28,400,059	29,791,657	2,283,988
Gross profit	2,436,935	2,420,076	2,484,257	3,065,588	3,225,855	247,311
Operating expenses	1,470,392	1,365,941	1,424,852	2,104,883	2,335,130	179,024
Operating income, net	966,543	1,054,135	1,059,405	960,705	890,725	68,287
Comprehensive cost of financing, net	(1,693)	(4,351)	17,848	181,118	262,243	20,105
Other income (expense) (2)	42,303	46,331	51,756	58,189	(136,307)	(10,450)
Income before taxes and employee profit sharing	1,010,539	1,155,095	1,093,313	897,567	492,175	37,732
Net income	786,226	916,563	905,087	595,118	280,278	21,487
Net income per Ordinary Share (3)	2.96	3.45	3.41	2.24	1.05	0.08
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	23,615,926	24,486,493	25,259,662	28,400,059	29,791,657	2,283,988
Gross profit	2,436,935	2,420,076	2,484,257	3,065,588	3,225,855	247,311
Operating income	966,543	1,054,135	1,044,482	963,648	780,648	59,848
Income before taxes and employee profit sharing	1,009,708	1,155,095	1,078,390	900,510	592,098	45,393
Net income (4)	751,235	951,554	890,164	598,061	246,582	18,904
Net income per Ordinary share (3)	2.83	3.59	3.35	2.25	0.93	0.07
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
Balance Sheet Data
Mexican FRS:
Property and equipment, net	1,150,099	1,198,242	1,269,821	1,404,985	1,355,863	103,948
Total assets	10,616,144	10,778,971	12,039,715	14,647,532	15,087,669	1,156,704
Short-term debt	-	17,044	-	271,824	1,491,126	114,318
Long-term debt	-	-	-	1,053,000	891,644	68,358
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	86,154
Total stockholders’ equity (4)	4,981,795	5,544,017	6,092,720	6,609,761	6,651,209	509,918
U.S. GAAP (4):
Property and equipment, net	1,150,099	1,198,242	1,269,821	1,404,985	1,355,863	103,948
Total assets	10,616,144	10,778,971	12,066,643	14,674,460	15,215,597	1,166,512
Short-term debt	-	17,044	-	271,824	1,491,126	114,318
Long-term debt	-	-	-	1,053,000	891,644	68,358
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	86,154
Total stockholders’ equity (4)	4,973,731	5,570,945	6,091,437	6,586,925	6,728,296	515,827

(1)  Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 13.0437 per U.S. $1.00, which was the Peso to U.S. Dollar exchange rate as of December 31, 2009, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)  Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services. See Note 3(k) to our audited consolidated financial statements, for a description of impairment of intangible assets included as other expenses.

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

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve must be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is then possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  As of December 31, 2009, we had a legal reserve of approximately Ps. 224.4 million, which represented approximately 19.98% of our capital stock as of that date.  See Note 12 to our audited consolidated financial statements.  Five percent of our net income for the year ended December 31, 2005 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 27, 2006 approved the payment of a dividend in the amount of Ps. 150.0 million (Ps. 160.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.5651 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2006 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 26, 2007 approved the payment of a dividend in the amount of Ps. 170.0 million (Ps. 175.3 million at fiscal year end constant Pesos), equivalent to Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2008 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 30, 2009 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share. Five percent of our net income for the year ended December 31, 2009 was applied to the legal reserve.  At our annual shareholder’s meeting, held on April 30, 2010, our shareholders resolved not to declare a dividend given the strategic growth alternatives being considered, which may require the use of the Company’s resources.  See “Item 4.  Information on the Company—History and Development of the Company”.  Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  A determination to declare and pay dividends may depend on the following factors, among others:

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

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on June 15, 2010, was Ps. 12.58  per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High		Low		Average(2)		Period End

2005	Ps.	11.41	Ps.	10.41	Ps.	10.89	Ps.	10.63
2006		11.49		10.44		10.91		10.81
2007		11.27		10.67		10.93		10.92
2008		13.94		9.92		11.14		13.83
2009		15.41		12.63		13.50		13.06

2010
Month ended
December 31, 2009	Ps.	13.08	Ps.	12.63	Ps.	12.86	Ps.	13.06
January 30, 2010		13.03		12.65		12.81		13.03
February 28, 2010		13.19		12.76		12.94		12.76
March 31, 2010		12.74		12.30		12.57		12.30
April 30, 2010		12.41		12.16		12.24		12.23
May 31, 2010		13.14		12.27		12.73		12.86
June 15, 2010		12.92		12.58		12.78		12.58

_____________________

(1)  The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2)  Annual average rates reflect the average of month-end rates.  Monthly average rates reflect the average of daily rates.

According to the U.S. Federal Reserve Board, during 2009, the Brazilian real reached a high of $2.4420 Brazilian Reals per U.S.$1.00 on March 3, 2009, and a low of $1.6995 Brazilian Reals per U.S. $1.00 on November 9, 2009. On December 31, 2009, the exchange rate was Ps. 7.48 per $1.00 Brazilian Real, as published by Mexico’s Central Bank, Banco de Mexico.

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

The retail pharmacy markets in Mexico and Brazil are very fragmented.  In Mexico, we face competition from other large pharmacy chains, such as Farmacias Guadalajara, Farmacias Benavides and Farmacias del Ahorro and supercenter chains, such as Wal-Mart. In Brazil, we face competition from other pharmacy chains such as Drogaria São Paulo, Pague Menos and Drogasil, in the states of Río de Janeiro and São Paolo.  In addition, we face competition from supermarkets, mass merchandisers, discount stores, independently owned pharmacies, e-commerce and other smaller participants.

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

Our Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Suppliers.  Our relationships with pharmaceutical suppliers and manufacturers give rise to substantial amounts that are due to us from time to time, including amounts owed to us for returned or defective goods and for services provided. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our suppliers. Although in 2009 we did not have a significant concentration of a specific supplier relating to the purchase of inventory, the bankruptcy, insolvency or other credit failure of any supplier or group of suppliers at a time when such suppliers have a substantial account payable balance due to us could have a material adverse affect on our results of operations.

Our Total Revenue and Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Customers. Most of our customers in our distribution business buy pharmaceuticals and other products and services from us on credit that is short-term in nature and generally unsecured.  Credit is extended based on evaluation of a customer’s financial condition. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our customers. Any adverse change in general economic conditions can adversely reduce sales to our customers, affect consumer buying practices or cause our customers to delay or be unable to pay accounts receivable owed to us, which would reduce our revenue growth and cause a decrease in our profitability and cash flow. Although no single customer accounted for a significant amount of our total sales in 2009, the bankruptcy, insolvency or other credit failure of any customer or group of customers that in the aggregate have a substantial amount owed to us could have a material adverse affect on our operating revenue and results of operations.

Our Distribution Business is Dependent Upon Sophisticated Information Systems. The Implementation Delay, Malfunction or Failure of These Systems for Any Extended Period of Time Could Adversely Affect Our Business.  We rely on sophisticated information systems in our distribution business to obtain, rapidly process, analyze and manage data to (i) facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers, (ii) receive, process and ship orders on a timely basis, (iii) manage the accurate billing and collections for thousands of customers and (iv) process payments to suppliers. If any such systems is interrupted, damaged by unforeseen events or fails for any extended period of time, we could suffer an adverse impact on our results of operations.

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

Our results of operation may be negatively affected if we are unable to operate our retail pharmacy business efficiently.  A portion of our future operations and cash flow will depend upon our ability to operate our retail pharmacy business efficiently, achieve the strategic operating objectives for our business and realize significant cost savings and synergies.  Our management team may encounter unforeseen difficulties in managing the integration of the retail pharmacy business.  The retail pharmacy business entails different risks, strategies and models to which our management must adapt.  Although we are diversifying our risk from the distribution of pharmaceutical products, any substantial diversion of management’s attention or any difficulties in operating the retail pharmacy business together with the distribution business could affect our sales and ability to achieve operational, financial and strategic objectives.

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

If we fail to offer products and services that are not attractive to our customers, the sales of our retail pharmacy business may be affected.  The success of our retail operations depends on our ability to offer a superior shopping experience, quality assortment of available merchandise and excellent customer service. We must identify, obtain supplies of, and offer to our customers, attractive, innovative and high quality products on a continuous basis. Our products and services must satisfy the desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. In addition, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices. This would have a negative effect on our business and results of operations.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and this May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  Corporate governance standards applicable to companies listed in Mexico and the United States differ.  See “Item 16G.  Corporate Governance”.  In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP and accounting procedures in certain significant respects.  Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries. Notes 18 and 19 to our audited annual financial statements describe the principal differences between Mexican FRS and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

Failure to Achieve and Maintain Effective Internal Controls in Accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and Delays in Adequately Completing Our Internal Controls and Financial Statements Audits, Could Have a Material Adverse Effect on Our Business and Our Stock Price. As discussed in Item 15 of this annual report, “Controls and Procedures”, our management team conducted an evaluation of the effectiveness of the design and operation of our internal controls and concluded that, as a result of the Drogasmil acquisition, a material weakness existed in our internal controls over financial reporting for the fiscal year ended December 31, 2009.  A “material weakness” is defined under auditing standards as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

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

In addition, as discussed in Note 1(c) to our consolidated financial statements, in connection with the acquisition of CSB Drogarias, S.A. (f/k/a Drogasmil Medicamentos e Perfumaria, S.A., or Drogasmil), we were unable to prepare a purchase price allocation at the acquisition date because of inadequate accounting records of Drogasmil at that date. Consequently, at the acquisition date, we recorded a preliminary purchase price allocation based on the estimated net assets identified from the business acquired. For that reason, Salles Sainz-Grant Thornton, S.C., our independent auditors, were not able to audit the underlying assets and liabilities or assess the potential impairment of assets as of and for the year ended December 31, 2008, neither the operations of this subsidiary from May 15 to December 31, 2008. In connection with the foregoing, at the date of the audit report from our independent auditors included in this annual report we completed clearing and adjusting the accounting records of Drogasmil as of December 31, 2008, and were able to allocate the purchase price of the acquisition, except with respect to the value of inventories, whose estimated value at that date amounted to Ps. 246 million, as well as certain unquantifiable contingencies as disclosed in Note 15(i) to our consolidated financial statements.  At December 31, 2009, Drogasmil still lacked adequate accounting records to enable our auditors to audit the balance of inventories as well as certain unquantifiable contingencies referred in Note 15(i) to our audited consolidated financial statements. As a consequence the audit report of Salles Sainz-Grant Thornton, S.C. on our consolidated financial statements, included in page F-3 of this annual report, was qualified.  Because the audit report was qualified, the staff of the Securities and Exchange Commission will likely take the position that this annual report has not been filed in accordance with applicable U.S. securities laws, which in turn could lead to the suspension of trading of our ADSs on, or our delisting from, the New York Stock Exchange.  However, we are taking all actions we deem necessary to remedy the deficiencies and while we do not expect our ADSs to be suspended from trading on, or to be delisted from, the New York Stock Exchange, we cannot assure you that such events or other adverse events as a consequence of the qualified audit report will not occur.

Risk Factors Related to the Acquisition of FASA

Risks associated with our planned expansion into new geographical markets could adversely affect our profitability. Our future growth and profitability depends in part on our ability to penetrate new geographical markets. We have entered into an agreement to acquire control of Farmacias Ahumada, S.A., or FASA, which currently owns over 1,240 pharmacies in Chile, Mexico and Peru. See “Item 4. Information on the Company—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.  If we succeed in our attempt to acquire FASA, or if we otherwise expand our operations into new geographical markets, we may become subject to new regulatory requirements and enforcement practices that place additional burdens on our operations or encounter other difficulties with the legal or regulatory systems in such jurisdictions. Failure to comply with such regulations may result in the imposition of fines and penalties. Moreover, we may not be able to adapt our product offerings to consumer habits and trends in such new markets. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of other currencies into Pesos or limit our ability to freely move currency in or out of particular jurisdictions. The occurrence of any of these factors could have a material adverse impact on our financial results.

Our Business Could Be Hindered if We are Unable to Complete and Integrate Acquisitions Successfully. Part of our growth strategy is to identify, pursue and consummate acquisitions that either expand or complement our business. We have grown our retail pharmacy business through acquisitions in recent years and expect to acquire drugstore chains and independent drugstores in the future. In May 2010 we entered into an agreement to acquire control of FASA (the “Acquisition”). See “Item 4. Information on the Company—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”. Once the Acquisition is completed, we will have to implement an integration plan for FASA’s and its subsidiaries operations.  Integration of acquisitions involves a number of risks including the diversion of management’s attention to the assimilation of the operations of businesses we acquire, difficulties in the integration of operations and systems, the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results. If we are unable to successfully complete the Acquisition and integrate FASA’s and its subsidiaries’ operations in a timely manner, our business, operations and financial condition could be negatively affected.

If the Acquisition is completed, the integration of FASA’s administration and its operations with that of the Company depend, in large part, on the participation of key FASA personnel. Because these individuals have an in-depth understanding of the management and the operation of FASA’s business and that they have significant experience in the industry, we believe that the projected results of the Acquisition will largely depend on the efforts of these individuals. Consequently, the loss of such key personnel could have an adverse effect on our results of operations.

In addition, the consummation of the Acquisition depends on certain approvals from regulative authorities, including Mexico’s Antitrust Commission, Comision Federal de Competencia. Any delay in obtaining the required approvals could generate higher expenses and increase the amount of time required to implement the Acquisition. This could significantly reduce the projected results of the Acquisition.

Our operating expenses and capital expenditure needs may be increased as a result of the Acquisition.  Once the Acquisition is completed, the Company will have to continue investing in technological, human and administrative resources to continue to grow. The development of the Company’s and FASA’s business, the display and the expansion of the respective operating networks, services and client base require important capital investments. These investments, together with the related operating expenses, may have a significant impact on our cash flows and earnings.

Loss of key suppliers may have an adverse impact in our results of operations.  FASA and its subsidiaries are dependant in large part on certain key suppliers to carry out its operations. If any such suppliers fails to honor their existing agreements and stop providing their services, FASA’s operations and those of its subsidiaries could be substantially reduced. This would have an adverse effect on the projected results of the Acquisition.

We may be subject to significant penalties if the Acquisition is not completed. The FASA Agreement contains provisions pursuant to which we will be required to pay a penalty to the selling entities under such agreement if we do not complete the Acquisition within the first three weeks of September 2010 under certain circumstances.  See “Item 10. Additional Information—Material Contracts”. Pursuant to the FASA Agreement, we could face penalties of approximately $50 million.  If we incur any such penalties, our business could be significantly adversely affected.

We may not be able to pay dividends in the immediate future as a result of the Acquisition. Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders. Depending on the results and condition of our business, dividends for a specific year would be paid to the extent that such payment would not impair our ability to invest and grow.  Therefore, any dividend payment would depend on the cash that the Company generates in a specific year as well as on the market conditions of our business.  Since, as a result of the Acquisition, we may incur higher expenses, there is a possibility that we may not pay out dividends in the immediate future.

In connection with the Acquisition, the Company will incur a significant amount of debt, which may result in an adverse effect on the price of our shares and increase our interest costs. For purposes of completing the Acquisition, we will incur significant amounts of financing, which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in the costs for interests. The agreement that will document the financing will contain covenants that, among others, will restrict the Company’s ability to incur additional debt, carry out capital expenditures and maintain financial ratios. Consequently, our ability to pay dividends, finance acquisitions, carry out investments and maintain flexibility in the performance of our business, may be significantly limited. This could have a significant adverse effect on our financial condition.

As a result of entering into the FASA Agreement and the financing to be obtained in connection therewith, we could face an exchange rate risk against the Chilean Peso, due to the fact that the financing to be obtained to complete the Acquisition will be denominated in Pesos and U.S. Dollars and the payment of the Acquisition’s purchase price will be made in Chilean Pesos.

Risk Factors Related to our Securities

Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends.  Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, decisions regarding the payment and amount of dividends are subject to the approval of our shareholders, generally, but not necessarily, based on the Board of Directors’ recommendation.  Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as it continues to own a majority of our outstanding shares, it will have the ability to determine whether or not we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Dividends” and “Item 7. Major Shareholders and Related Party Transactions—Principal Shareholders”.

Preemptive Rights May Be Unavailable to Holders of Our ADSs.  Under Mexican law, our shareholders are afforded preemptive rights.  In the event that we issue new Ordinary Shares for cash, our shareholders will have the right to purchase the number of Ordinary Shares necessary to maintain their existing share participation.  U.S. holders of our ADSs cannot exercise their preemptive rights unless we register newly issued Ordinary Shares under the Securities Act of 1933 or qualify for an exemption from registration.  If U.S. holders of our ADSs cannot exercise their preemptive rights, the interests of these holders would be diluted in the event that we issue new Ordinary Shares for cash.  We intend to evaluate, at the time of any offering of preemptive rights, the costs and potential liabilities associated with registering any additional Ordinary Shares under the Securities Act of 1933.  We cannot assure you that we will register any new Ordinary Shares that we issue for cash.  In addition, although the deposit agreement provides that the Depositary may, after consulting with us, sell preemptive rights in Mexico or elsewhere outside the United States and distribute the proceeds to holders of ADSs, such sales are not allowed under current Mexican law.

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

Risk Factors Relating to Economic and Political Developments

Economic and Political Developments in Mexico May Adversely Affect Our Business.  We are a Mexican company and the vast majority of our business operations take place in Mexico.  Approximately 94.9% of our consolidated net sales for the year ended December 31, 2009 derived from sales made in Mexico.  Consequently, our business, financial condition and results of operations are affected by economic, political or social developments in Mexico, including, among others, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Peso and the U.S. Dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.  Accordingly, Mexican governmental actions and policies concerning the economy in general and healthcare policy in particular could have a significant impact on us, as well as more generally on market conditions, prices and returns on Mexican equity securities.  We cannot assure you that changes in governmental policies in Mexico will not adversely affect our business, results of operations, financial condition and prospects.

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

Our business may be especially affected by economic conditions in Mexico. Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. According to preliminary data, during 2009, Mexico’s gross domestic product, or GDP, fell by 6.5% in real terms. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses.  The annual rate of inflation, as measured by changes in the NCPI, as published by the Banco de México, was 3.6% for 2009 and the average interest rate on 28-day Mexican government treasury securities, or “CETES”, averaged 5.4% for 2009. In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  High inflation rates may also lead to Peso devaluations. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours. Such policies have had and could in the future have an adverse effect on us.  Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

In addition, international events affecting Mexico may also have an adverse impact in our business.  For example, public health crises such as the outbreak of Influenza AH1N1 virus in May 2009 had negative consequences on the Mexican economy.

The continuation or further worsening of deteriorated financial and economic conditions could have a significant adverse effect on our sales, profitability and results of operation.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. dollar of 0.8%.  During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the peso depreciated 1.6% with respect to the US Dollar due to higher inflation levels in Mexico.  The combination of more moderate GDP growth and a slightly lower level of inflation, led to a 1.0% depreciation of the peso against the US Dollar in 2007. As a result of the global economic crisis that began in 2008 and has lead to a significant increase in inflation as well as slowdown in GDP growth, the peso depreciated by 26.7% versus the US Dollar in 2008. In 2009, the peso appreciated 5.6% against the U.S. Dollar as a result of lower inflation levels.

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

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was 3.3% for 2005, 4.1% for 2006, 3.8% for 2007, 6.5% for 2008 and 3.6% in 2009.  High inflation rates can adversely affect our business and our results of operations in the following ways:

●	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we sell and/or distribute; and

●	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high nominal interest rates.  The interest rates on 28-day CETES averaged approximately 7.2%, 7.2% and 7.7% for 2006, 2007, 2008 and 5.4% in 2009, respectively, and 4.52% by May 2010.  Accordingly, we may be subject to high interest rates in the event we incur Peso-denominated debt in the future.

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

Risks Related to Our Operations in Brazil May Adversely Affect Our Business.  As a result of our acquisition of Drogasmil in May 2008, we are exposed to a variety of risks and uncertainties related to our operations in Brazil including political, economic or social upheaval, devaluations in the Real, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital, as well as tariffs and import quotas that may indirectly increase the cost of the products that we sell.  These disruptions can affect our ability to sell products and to repatriate funds, as well as affecting the levels of consumer demand, and therefore our levels of sales and profitability.

The Brazilian monetary unit, the Real, has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. Dollar and other currencies. For example, the Real depreciated against the U.S. Dollar, on average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the Real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. Dollar. In 2008 the Real depreciated 31.9% against the U.S. Dollar. In 2009 the Real appreciated 24.7% against the U.S. Dollar. In general, devaluations decrease consumers’ purchasing power which could have a negative effect on our business should a devaluation occur.

Our business could be affected by high rates of inflation and interest rates in Brazil, which historically has experienced such high rates. According to the Brazilian Central Bank’s Índice Nacional de Preços Ao Consumidor Amplo (National Consumer Price Index), or “IPCA,” the inflation rates in Brazil were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009.  Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.

In addition, high inflation generally leads to higher domestic interest rates and, as a result, the costs of servicing our Real-denominated debt may increase, resulting in lower net income. The Sistema Especial de Liquidação e Custodia rate (SELIC) is the Brazilian Central Bank’s overnight lending rate.  In 2004 and 2005, the Brazilian interest rate was higher than 16% (17.8% in 2004 and 18.0% in 2005).  In 2006, interest rates decreased to 13.3% and in 2007, the SELIC decreased further, to 11.3% and increased to 13.8% in 2008.  During 2009, the SELIC averaged 10.0%, its lowest level during this decade. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets.

Brazil has also implemented exchange controls in the past, as well as restrictions on repatriation of capital.  We cannot guarantee that such types of policies will not be adopted by Brazil in the future, which would have an adverse effect on our dividend flow to Grupo Casa Saba, which depends on dividends from its subsidiaries as a source of income.

Developments in Other Emerging Market Countries May Adversely Affect our Business or the Market Price of our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe.  The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates.  In 2006, the index of the Mexican Stock Exchange increased by 48.6%, following the positive performance of both emerging and developed markets worldwide.  High levels of liquidity as well as positive outlooks for emerging markets, including Mexico, contributed to the increase of the index of the Mexican Stock Exchange.  During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity.  During 2008, the index of the Mexican Stock Exchange declined by 24.2%, mainly due to the volatility brought on by the financial crisis that began during the second half of 2008 in the United States and which has had a negative effect on both developed and developing countries worldwide.  By the end of 2009, the Mexican Stock Exchange Index recovered, posting a gain of 43.5% and by March 31, 2010, the market’s main index rose an additional 3.6%, aided by the positive economic performance of emerging market countries such as China, Brazil and India.   There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

Risk Factors Relating to Regulations to which our Business is Subject

Mexican Antitrust Law and Regulations May Affect Our Ability to do Business.  Mexico’s Federal Antitrust Law, or Ley Federal de Competencia Económica, and its Regulations, or Reglamento de la Ley Federal de Competencia Económica, may affect some of our activities.  In particular, such laws and regulations may adversely affect our ability to acquire and sell businesses or to enter into joint ventures with competitors due to our market share in some of the industries in which we operate and the reduced number of participants in those markets.

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

In September 2007, the Mexican Congress approved a new federal tax applicable to all Mexican corporations (which will be applicable to us), known as the single rate business tax (Impuesto Empresarial a Tasa Única), or IETU, which is a form of an alternative minimum tax and replaces the asset tax that previously applied to corporations and other taxpayers in Mexico. The IETU tax rate for 2009 was 17.0% and is 17.5% for calendar year 2010 and thereafter.  A Mexican corporation is required to pay the IETU if, as a result of the calculation of the IETU, the amount payable under the IETU exceeds the income tax payable by the corporation under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).  In general terms, the IETU is determined by applying the rates specified above to the amount resulting from deducting from a company’s taxable income, among other items, goods acquired (consisting of raw materials and capital investments), services provided by independent contractors and lease payments required for the performance of the activities taxable under the IETU.  Salaries, royalty payments made to related parties and interest payments arising from financing transactions are not deductible for purposes of determining the IETU.  However, salaries subject to income tax and social security contributions paid to employees are creditable for purposes of determining the IETU.  The legislation became effective in January 2008.  Although we cannot currently predict the impact of this legislation or quantify its effect on our tax liability for future years, this change in the tax regime could materially increase our tax liabilities and cash tax payments, including by limiting our ability to make use of tax loss carry forwards, which could adversely affect our results of operations and financial condition.

In December 2009, an amendment to the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) containing new rules for the tax consolidation regime, was published in the Official Gazette. The deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received. Payment of deferred income tax must be made in installments: 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year. This new provisions apply to deferred income tax resulting from tax consolidation prior to and from 2010, therefore in 2010 taxpayers will have to pay the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004. The application of such provisions could increase our tax liabilities and have an adverse effect on our financial condition.

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

Changes in Brazilian Regulations Relating to the Sale of Pharmaceutical Products and Retail Pharmacy Operations May Adversely Affect Our Business. Pharmacies are required to obtain a number of permits and operating licenses from federal, state and local authorities in Brazil, including from the Secretaria de Vigilância em Saúde, Health Surveillance Secretariat of the Ministry of Health, or SVS, in order to engage in the handling, distribution, transport, repackaging, import and export of the substances determined by the SVS, as well as the medicines that contain such substances.  Changes in the type of permits that are required or our failure to obtain such permits may adversely affect our results of operations in Brazil.

Our operating performance in Brazil may also be affected by the price controls on pharmaceutical products and certain non-pharmaceutical products imposed by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market, or CMED, with the oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency, or ANVISA.  As a result neither our suppliers nor we may be able to increase prices above the maximums established by the relevant Brazilian authorities.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 4.6% for the year commencing on March 31, 2010.  We cannot assure you that more stringent measures will be implemented by the Brazilian government in respect of price controls.  Changes to the manner in which price controls are implemented in Brazil may materially affect our results of operations in Brazil.

In August 2009, ANVISA adopted new rules for the sale of products in pharmacies in an effort to curb self-medication. Resolution RDC 44/09 prohibits the sale of convenience products and other services not related to health and personal hygiene. In addition, pursuant to the new rules, pharmacies will be required to place several products, including common over-the-counter drugs like analgesics and antacids, behind the counter. The new rules came into effect on February 18, 2010. We believe such rules are not legal and that ANVISA went beyond its powers in issuing them. Based on the foregoing, Abrafarma, the Brazilian Association of Pharmacy and Drugstore Networks of which our subsidiary Drogarias is a member, has filed for an injunction for the benefit of its members against the application of the new rules. In January 2010, a federal court in the Federal District granted the injunction to Abrafarma an its members, including Drogarias, against the application of the above-mentioned rules. If such new rules were to be applied to Drogarias, its business, results of operation and financial condition may be significantly adversely affected.

Currently, Brazil’s Federal Pharmaceutical Council, Conselho Federal de Farmacia, is considering a draft resolution  that would require that over-the-counter medications, such as analgesics and antacids, may only be sold if prescribed from a pharmacist.  If approved, we believe such regulation could have an adverse effect in the operations of our subsidiary Drogarias.

The sale of pharmaceutical products in Brazil is subject to a tax rate of 19% one of the highest in Latin America.  Further increases in the taxes applicable to the sale of the products we sell may affect our results of operation and our margins in Brazil to the extent that we are not able to pass on such costs to the end-consumer, for example, as a result of price controls.

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

By the end of 2007, we had no interest-bearing liabilities and our net debt by year-end was Ps. 684 million.  As of December 31, 2008, our interest-bearing liabilities were Ps. 1,324.8 million and our net debt was Ps. 723 million, primarily as a result of the acquisition of Drogasmil, a Brazilian pharmacy chain.  Our interest-bearing liabilities at the close of the 2009 fiscal year totaled Ps. 2,382.7 million and our net debt reached Ps. 1,719.  On March 25, 2010, our subsidiary Casa Saba entered into a new credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias (see Notes 9 and 16 to our audited consolidated financial statements). On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520 million, which will be repaid monthly at the TIIE (Tasa de Interes Interbanciario de Equilibrio) rate plus a margin over a term of five years, plus a grace period of six months. The Company and its subsidiary Drogueros are guarantors of such loan.

See “Item 5.  Operating and Financial Review and Prospects—Indebtedness” and Note 9 to our consolidated financial statements.

During 2008, as part of our growth strategy, we expanded our retail pharmacy operations in Mexico and overseas.  We experienced significant growth in the retail pharmacy chain that we operate through our subsidiary Farmacias ABC de Mexico, S.A. de C.V., or Farmacias ABC, which is based in Guadalajara, Jalisco.  We acquired Farmacias ABC in November 2007 with 40 pharmacies and grew to over 150 pharmacies by the end of 2008 through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the metropolitan area of Mexico City and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  In May 2008 we expanded into the Brazilian retail pharmacy market. We acquired 100% of the shares of Drogasmil, a closely-held company, for a transaction price of approximately $155 million Reals. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,210 million as of December 31, 2009.  Drogasmil currently operates pharmacies in the states of Río de Janeiro and São Paulo.  In 2008, we incorporated Casa Saba Brasil Holdings Ltda., or Casa Saba Brasil, as a holding company for our operations in Brazil.  References in this annual report to Casa Saba Brasil include any of its subsidiaries, including Drogasmil.

In April of 2008, we continued to open new lines of business through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., or Controladora de Clinicas Ambulatorias, a company that operates two full-service clinics under the name “Sport Clinic” specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.  Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy.  Both clinics are located in Mexico City.  With this acquisition, we are seeking to diversify and increase our participation in the healthcare sector.  In 2008, we began construction of a new clinic in Tampico, Tamaulipas, which opened to the public in November 2009.

In addition, in 2009 we have continued our expansion in the healthcare sector and opened Perfect Image in Mexico City, a clinic specializing in plastic surgery as well as health and beauty treatments.

As part of our strategy to expand our retail pharmacy operations, in May 17, 2010 we entered into a Stock Purchase and Sale Promise Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of  Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million.  FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,650 million in 2009 and over 1,240 pharmacies in Chile, Mexico and Peru.  The transaction is subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price equal or greater than 1,642 Chilean Pesos per share.  The validity of the offer is conditioned upon the sale of at least fifty percent plus one of the outstanding shares of FASA. The transaction is also subject to the approval of our general shareholders’ meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.  See “Item 10. Additional Information—Material Contracts”. We intend to fund the transaction with a mix of our own resources and bank debt, for which we have received commitments from two Mexican financial institutions.  We estimate that the financing from one financial institution will be for up to Ps. 5,904 million, and up to the equivalent amount in Pesos for $200 million.  In addition, we estimate that the financing from other financial institution will be for approximately Ps. 1,950 million, which will be mainly used to prepay certain credit liabilities that the Company has.

Our consolidated net sales for the year ended on December 31, 2009 totaled Ps. 29,791 million, approximately 94.9% of which were made in Mexico.  As of the end of 2009, our total assets were Ps. 15,087 million and we had 22 distribution centers in Mexico.  Our operations in Brazil represented 5.1% of our consolidated net sales for the year ended on December 31, 2009.  Our operations are currently organized into four operative business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (85.94% of our consolidated net sales in 2009) and includes results from our retail pharmacies business; the Government Pharmaceutical business division, which we refer to as “Government Pharma” (3.04% of our consolidated net sales in 2009); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as the “HBCG/Other Products” business division (8.49% of our consolidated net sales in 2009); and the Publications business division (2.53% of our consolidated net sales in 2009).

In light of the amendments to the Mexican Federal Income Tax Law, effective January 1, 2010, relating to changes in the tax consolidation regime, the Company decided to deconsolidate for tax purposes and filed a deconsolidation tax return on June 25, 2010 for an amount of Ps. 132,628,957, which has been paid to this date.

Organizational Structure

Grupo Casa Saba is a holding company that has an ownership interest in the subsidiaries through which we operate.  Grupo Casa Saba and all of our significant subsidiaries listed below are organized under the laws of Mexico, except where otherwise indicated.

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of December 31, 2009:

Name of Subsidairy (1)		Economic Interest (Direct or Indirect) (2)

Mexican Subsidiaries Direct Interest		2008	2009
Casa Saba, S.A. de C.V.(3)	(Casa Saba)	99.9%	48.21%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V. (8)	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V. (9)	(Centennial)		99.9%
Grupo Mexatar, S.A. de C.V. (10)	(Mexatar)		99.9%
Other companies (23)		99.9%	99.9%
Indirect Interest
Centennial, S.A. de C.V. (9)	(Centenial)	99.9%
Grupo Mexatar, S.A. de C.V. (10)	(Mexatar)	99.9%
Casa Saba, S.A. de C.V. (3)	(Casa Saba)		51.79%
Distribuidora Drogueros, S.A. de C.V. (11)	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. (12)	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V. (13)	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V.) (14)	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V. (15)	(Secodro)	99.99%	99.99%
Inmuebles Visosil, S.A. de C.V. (16)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (17)	(Secosa)	99.9%	99.9%
Resonancia Sports Clinic, S.A. de C.V. (18)		50.001%	50.001%
Servicios Corporativos Sports Clinic, S.A. de C.V. (19)		50.001%	50.001%
Tampico Sports Clinic Ambulatorias, S.A. de C.V. (20)		50.001%	50.001%
Other companies (23)		99.9%	99.9%
Brazilian Subsidiaries:
Casa Saba Brasil Holdings Ltda. (21)	(Casa Saba Brasil)	100%	100%
CSB Drogarias, S.A. (22)	(Drogarias)	100%	100%
Lomas Sports Clinic Ambulatorias, S.A. de C.V.
Associates
Lomas Sports Clinic Ambulatorias, S.A. de C.V.		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.		47.0%	47.0%

(1)  With the exception of Casa Saba, S.A. de C.V. and CSB Drogarias, S.A.,  none of our operating subsidiaries is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

(2)  Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(3)  We directly own 48.21% of the shares of Casa Saba and the remaining 51.79% is held through our subsidiary Transporte Marproa, S.A. de C.V.. Through this subsidiary we distribute pharmaceutical products to private and government clients.

(4)  Subsidiary that provides logistical and transportation services to Casa Saba, S.A de C.V.

(5)  Subsidiary through which we distribute publications.

(6)  Subsidiary through which we deliver products to our distribution centers throughout Mexico.  We place centralized purchase orders for all of our distribution centers directly with suppliers, who deliver these centralized purchase orders to Transportes Marproa, S.A. de C.V., or Marproa.  Marproa then distributes customized orders to our distribution centers throughout Mexico.  Marproa also provides freight services to third parties at market rates.

(7)  Subsidiary through which we sell pharmaceutical products.

(8)  Subsidiary through which we operate medical clinics.

(9)  Subsidiary through which we distribute general merchandise and other products.

(10) Subsidiary through which we own Casa Saba Brasil Holdings Ltda.

(11) Subsidiary through which we distribute pharmaceutical products to private and government clients.

(12) Subsidiary through which we distribute pharmaceutical products to private and government clients.

(13) Subsidiary through which we distribute pharmaceutical products to private and government clients.

(14) Subsidiary through which we sell pharmaceutical products.

(15) Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Drogueros, S.A. de C.V.

(16) Subsidiary through which we lease real estate to our other subsidiaries.  Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V.

(17) Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A de C.V.

(18) Subsidiary through which we purchase medical equipment.

(19) Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Lomas Sports Clinic Ambulatorias., S.A. de C.V. and WTC Sports Clinic Ambulatorias, S.A. de C.V.

(20) Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(21) Subsidiary, organized under Brazilian laws, through which we own operating subsidiaries in Brazil, including Drogasmil.

(22) Subsidiary, organized under Brazilian laws, through which we sell pharmaceutical products.

(23) Real estate and Service companies (24 subsidiaries).

Capital Expenditures

The table below sets forth our capital expenditures for the years ended December 31, 2007, 2008 and 2009.  Our capital expenditure program is primarily focused on new investments in vehicles for our distribution fleet, information technology and computer equipment.  For a discussion of how we funded our capital expenditures in 2009, as well as a more detailed description of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures”.

	Year ended December 31,
	2007		2008		2009
	(Millions of Mexican Pesos)

Distribution fleet	Ps.	38.9	Ps.	36.4	Ps.	19.4
Technology and computer equipment		41.2		30.7		22.2
Other general capital expenditures		39.8		63.7		34.0
Total capital expenditures (1)	Ps.	119.9	Ps.	130.8	Ps.	75.6

(1) In addition, in 2007 we incurred work-in-progress related expenditures of approximately Ps. 44.0 million, primarily related to the construction of our distribution center in Hermosillo, Sonora, as well as improvements to other storage facilities.

During 2008, we made information technology improvements at our Daltem and Centennial distribution centers which we believe will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.  See “—Information and Technology Systems”, and “Item 5. Operating and Financial Review and Prospects—Overview”.

During 2009, our capital expenditures were primarily related to the purchase of machinery, computer hardware, as well as for the purchase of transport and delivery equipment.  See “—Information and Technology Systems” and “Item 5. Operating and Financial Review and Prospects—Overview”.

In 2010, we expect that our main capital expenditures will be related to IT investments and developments, as well as to the renewal of our distribution fleet.

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

                       We currently distribute nearly 15,000 different products, including approximately:

●	5,400 pharmaceutical products;

●	5,100 health and beauty products;

●	450 general merchandise and other products, such as food and toiletries; and

●	4,000 publications.

                       We distribute these products throughout Mexico through our nationwide distribution network to clients in the following segments:

●	more than 14,450 pharmacies owned by private individuals;

●	approximately 4,200 privately-owned pharmacy chains and over 475 government pharmacies;

●	approximately 2,900 regional and national supermarkets;

●	approximately 400 racks and 170 nationwide agents;

●	over 110 department stores; and

●	approximately 400 major wholesalers and 5,000 convenience stores.

We currently operate over 160 pharmacies in Mexico, primarily in the states of Jalisco, Guanajuato, Michoacán, Nuevo León, Coahuila and the metropolitan area of Mexico City and 71 pharmacies in the states of Río de Janeiro and São Paulo in Brazil through which we sell pharmaceutical products as well as health and beauty aids and other related consumer goods.

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

Distribution Business Overview

Our core business is the wholesale distribution of pharmaceutical products in Mexico.  The following table shows our sales by business division, as a percentage of consolidated net sales for the last three years:

	Year Ended December 31,
	2007	2008	2009
Private Pharmaceuticals(1)(2)(3)	84.2%	84.9%	85.9%
Government Pharmaceuticals	3.1%	3.6%	3.0%
HBCG/Other Products	9.0%	8.9%	8.5%
Publications	3.7%	2.6%	2.5%
Total	100.0%	100.0%	100.0%

(1)  For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

(2)  The operations of Casa Saba Brasil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, Casa Saba Brasil’s net sales represented 5.1% of our consolidated net sales and 6.0% of the net sales of the Private Pharmaceuticals business division.

(3)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, our retail pharmacy business in Mexico represented 4.1% of our consolidated net sales and 4.7% of the net sales of the Private Pharmaceuticals business division.

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

As of December 31, 2009, we distributed products to our clients nationwide through a distribution network consisting of 22 active distribution centers.  Grupo Casa Saba’s warehouses have more than 100,000 square meters of warehouse space.  Using a fleet of over 900 vans, trucks and cars, we filled more than 6.3 million orders in 2009, averaging more than 530,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Retail Business Overview

Consistent with our business strategy, we have continued to strengthen our retail pharmacy business.  In Mexico, we sell pharmaceutical products through the Farmacias ABC pharmacy chain, which is based in Guadalajara, Jalisco, and through Farmacias Provee de Especialidades, which has operations in the northern region of Mexico, particularly in Monterrey, Nuevo Leon and in the states of Chihuahua and Coahuila.  Through Farmacias ABC, we operated over 150 pharmacies in 2009, mainly in the metropolitan area of Guadalajara, Jalisco, which is Mexico’s second most populated city, as well as in the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  Through Farmacias Provee de Especialidades we operated 10 pharmacies in 2009 in or close to important healthcare centers and hospitals.  We currently lease all of the locations where the pharmacies are located. See “—Property, Plant and Equipment”.

Our Brazilian operations are focused on the operation of retail pharmacies.  We purchase the pharmaceutical products we sell from Brazil’s three main pharmaceutical wholesale distributors while our non-pharmaceutical products are purchased from a wide range of distributors, manufactures and suppliers.  We place purchase orders on an ongoing basis, depending on market needs, pricing and payment terms rather than committing to contractual terms.  Our presence in the states of Río de Janeiro and São Paulo, through  71 pharmacies, allows us access to a wide range of customers.  Our customers are primarily individual clients, although we do maintain corporate arrangements, which are generally longer-term in nature, within several healthcare providers and corporate clients, such as Carrefour and Unilever.  Since acquiring Drogasmil in the second quarter of 2008, we have carried out an ongoing process of integrating and raising its operational standards to those of our Mexican operations.

In our stores, we sell pharmaceutical products and a wide assortment of other merchandise. In fiscal year 2009, pharmaceutical product sales, which for purposes of this annual report include prescription drugs as well as over-the-counter medications, accounted for approximately 66% of our retail pharmacy business sales in Mexico. We believe that our pharmacy operations will contribute to our overall operations due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer a wide variety of non-pharmaceutical products, including health and beauty aids and other merchandise which accounted for approximately 23% and 11%, respectively, of our Mexican retail pharmacy business sales in 2009. Non-pharmaceutical products include health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, seasonal merchandise and numerous other everyday and convenience products.

Business Strategy

Since the acquisition of our Company in February 2000, we have been operating under the direction of our current management.  See “Item 4.  Information on the Company—History and Development of the Company”.  Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

●	Expand our retail pharmacy business in Mexico and Latin America;

●	Improve the efficiency of our retail operations.

●	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

●	Analyzing the efficiency of our existing distribution centers and implementing IT solutions that will increase our operational efficiency;

●	Offering our clients both value-added and internet solutions for facilitating commercial decisions and promoting higher sales;

●	Entering new businesses to diversify and increase our participation in the health sector;

●	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability; and

                       As a result of these measures, as of December 31, 2009, we:

●	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in Mexico;

●
Improved our connectivity to various clients’ systems in order to streamline order processing and product availability, which we believe will enable us to improve our purchasing and inventory management practices;

●	Adapted our radio frequency technology to eliminate the use of paper in two of our largest distribution centers, which resulted in cost savings

●	Opened a new distribution center with a more advanced design that we believe will enable us to offer a better level of service to our clients located in this region at a lower cost;

●	Increased efficiency of our retail pharmacy operations in Mexico and Brazil by improving our product offering as well as the level of service that we provide at the point-of-sale;

●
Opened a new Sports Clinic in Tampico, Tamaulipas in the northeast part of Mexico and inaugurated Perfect Image, a clinic that specializes in plastic surgery and health and beauty treatments in Mexico City;

●	Offer value-added services to our clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients; and

●	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations.

Expand our retail pharmacy business in Mexico and Latin America to a leading market position in the region

We intend to grow our retail pharmacy market share in Mexico and Brazil as well as to penetrate into new geographical markets in Latin America, through new store growth and strategic acquisitions. We believe that this will allow us to continue creating synergies with our existing distribution network, and increase our margins in the long-term.

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

In May 2010, we entered into the FASA Agreement pursuant to which we will acquire control of FASA, subject to certain conditions.  The transaction will potentially turn us into the largest drugstore chain in Latin America and one of the largest distributors of consumer and pharmaceutical products in the region, with a platform of approximately 1,500 pharmacies across Mexico, Brazil, Chile and Peru. See “—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.

We believe the Acquisition will create value for our shareholders through the projected benefits of the synergies that will be created. These synergies will provide added strength to the Company by significantly increasing its size as the main distributor and vendor of pharmaceutical, health, beauty, personal care and general consumption products and giving us a larger national presence.

As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proved and wide multi-country platform, that also has the necessary corporate and system capacities to integrate efficiently our existing operations in Mexico and Brazil.

We believe that although the initial costs of growing our retail operations, either organically or through strategic acquisitions, may be high and our margins may be temporarily affected, the retail pharmacy business will contribute to our long-term growth and profitability.

Improve the efficiency of our retail operations.

We seek to focus our efforts on improving the efficiency of our Mexican and Brazilian retail operations, by offering pharmaceutical products as well as health, beauty care and general merchandise products at competitive prices while providing excellent service to our customers at the point-of-sale. This product offering will exist not only in the larger Mexican cities, but also in smaller cities and rural populations, thus benefiting regions that today do not have access to a wide range of such products at competitive prices.

In Latin America, we seek to integrate the experience that we have accumulated in Mexico as one of the leading distributors of pharmaceutical products with FASA’s knowledge as one of the leading participants in the pharmacy segment in various countries. As a result, we expect to offer customers a high quality service and a wide range of products at competitive prices at the point-of-sale.

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate is key to finding new ways to increase our sales and further develop our core pharmaceutical business.  Therefore, in 2009, we continued to focus our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements.  All of these efforts were accomplished under our minimum profitability parameters.  In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

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

In 2009, our IT efforts were focused primarily on general computer and communication systems updates and maintenance, including: the purchase of new computer equipment, the replacement of critical servers for our central site with state-of-the-art hardware and the implementation of a digital voice and data network in all of our distribution centers as well as our corporate headquarters. We believe that these upgrades will reduce operating costs and improve system availability.

In addition, we have eliminated the use of paper in several of our warehouses through the use of radio frequency terminals.  This measure is intended to reduce paper consumption and improve the accuracy of our order processing. We also updated our software and connectivity with various clients in order to improve on-line order processing and product availability.

We consider that all of these features will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.

Offering our Clients Value-Added and Internet Solutions to Facilitate Commercial Decision-Making and Promoting Higher Sales

In an increasingly competitive business environment, service is key.  Therefore, we do our best to go one step further to provide value-added services to our clients.  In 2009, we continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our system, given that they can place and track their orders unlike other traditional distribution channels.  See “— Information Technology Systems” below in this item.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

Entering New Businesses to Diversify and Increase Our Participation in the Health Sector

In addition to entering the retail pharmacy business, in April of 2008, we continued to open new lines of business, through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias, a company which consists of two full-service clinics specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.  In 2009, we built a new clinic in Tampico, Tamaulipas.  This facility started operations in November 2009 and is the first clinic to be opened outside of Mexico City.  In addition, in October, we launched Perfect Image in Mexico City.  Perfect Image is a clinic that specializes in plastic surgery as well as health and beauty treatments.

We believe that these investments will permit us to diversify ourselves within the healthcare sector in order to increase our overall participation.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2009, we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if, upon occasion, this resulted in our Company deciding not to make certain sales that did not meet our minimum profitability parameters.  Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as ongoing reengineering of routes, the optimization of distribution centers, and waste reduction, among others.

Operations

Our operations are currently organized into four operating business divisions: the Private Pharma business division (which includes our retail pharmacy business), the Government Pharma business division, the HBCG/Other Products Division and the Publications business division.  Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations” for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2009.

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

	Year Ended December 31,(1)
	2007	2008	2009
Sales in millions(2)	US$10,283.5	US$10,127.0	US$8,377.5
Sales in millions of units(3)(4)	986.5	932.7	909.7
Average unit price(3)	US$10.31	US$10.86	US$9.21
Growth in average unit price	6.7%	5.4%	(15.2)%

(1)  Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)  Revenues based on prices charged by wholesalers to retailers.

(3)  In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4) To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation. The U.S. Dollar rate used for conversion in 2009 was Ps. 13.48 per U.S.$1.00.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are:  the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  However, this trend has subsided in recent years, with average prices coming back into line with the annual inflation rate. During 2008, the average unit price increased 6.8% in Peso terms, somewhat higher than the annual inflation rate of 6.5%.  In 2009, the average unit price increased by 3.2% in Peso terms, below the rate of inflation of 3.6%.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments”.

In Brazil, the pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with the general oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  ANVISA is linked to the Ministry of Health and was formed in 1999 and the CMED in 2003 in an attempt to curtail spiraling costs associated with existing drug products that resulted from nearly a decade of deregulation and unchecked commercial practices.  During the time of deregulation, drug manufacturers set retail prices that were marked-up to cover wholesale and retail activities, as well as tax liability, which inflated prices for the consumer.  In such an environment, the prices paid by the consumer included a pharmacy mark-up as high as 30% of a medication’s total price.  Moreover, a federal tax of 6% and a state tax of approximately 18% were imposed, making the products costly as retailers passed on much of the cost to the consumer. In 2002, the retail pharmacy market in Brazil suffered drastic declines due to a devaluation of the Brazilian currency.  Nevertheless, prices in local currency continued to rise.  In October 2003, legislation was enacted that re-established price controls and empowered ANVISA and CMED to monitor the prices, set a maximum sales price and determine maximum annual price adjustments, thus limiting the degree to which pharmaceutical companies and pharmacies can set their own prices.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 4.6% for the year commencing on March 31, 2010.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of over 14,450 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 7,100 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2007, 2008 and 2009, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for more than 50% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We seek to overcome these market constraints by maintaining a superior distribution network.  Through our more than 115 years of experience, we have developed a highly-sophisticated transportation and inventory logistics system, which enables us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

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

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to purchase at prices that are substantially lower than those paid by private entities.  Our sales to IMSS, ISSSTE hospitals, State Health Institutions, and PEMEX are not in bulk and, therefore, are not offered at bulk prices.  In addition, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers.  We are able to sell our pharmaceutical products to approximately 250 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency.  Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales.  Sales to PEMEX are at prices substantially lower than those for the private sector.  Sales to IMSS are made also at prices substantially lower than those for the private sector and, in many cases, depend on the negotiations conducted with the laboratories for each specific product.

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

In the last three fiscal years we have experienced the following trends in our Government Pharma division. In 2007, our Government Pharma division sales decreased by 7.7%, in part, due to an increase in the participation of interchangeable generics in the government bidding processes.  During 2008, sales in our government pharma division rose by 32.6%, due, in large part, to an increase in sales to PEMEX and ISSSTE.  Sales for our Government Pharma division decreased by 12.4% in 2009, mainly as a result of a reduction in our sales to PEMEX. This reduction was primarily due to a lower participation in the bidding processes. We cannot assure that we will participate in future PEMEX auction processes or that we will be awarded contracts with PEMEX similar to those we have had in previous years.

Retail Pharmacy Business

Our retail pharmacy business consists of our operation of over 150 pharmacies in the states of Jalisco, Mexico, Guanajuato, Michoacán, Coahuila and Mexico City, through Farmacias ABC, 10 pharmacies in certain northern states of Mexico, including Nuevo Leon, Coahuila and Chihuahua, through Farmacias Provee de Especialidades, and 71 pharmacies in the states of Río de Janeiro and São Paulo in Brazil, through Drogasmil. For the year ended December 31, 2009, net sales by our retail pharmacy business amounted to Ps. 2,737.8 million, which represented 9.2% of our total consolidated net sales.

In Mexico, our pharmacies obtain the products we sell mainly from our own distribution channels although approximately 57% of the products are purchased from third parties.  We are seeking to capitalize on our know-how of the pharmaceutical business and our potential to grow by rolling-up small pharmacy chains to become a competitive retailer.  However, any material disruptions to our distribution business could materially affect our retail pharmacy business. Our pharmacies under the Farmacias Provee de Especialidades brand are mostly located at or near health centers, including some of the best hospitals in the Monterrey metropolitan area.  We believe this allows us to capture a stable customer base and to provide specialized products that have attractive margins.  Our pharmacies under the Farmacias ABC brand are located throughout the Guadalajara metropolitan area, the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila. We seek to become a competitive retailer in the long-term.

In Brazil, we purchase pharmaceutical products mainly from the three largest wholesale distributors, which deliver the products directly to our stores using a “just-in-time” system, enabling us to receive our products promptly and to minimize stock-outs.  We centralize our purchases of new non-pharmaceutical products through a distribution center that provides logistics support to our pharmacies.  Through our pharmacies in Brazil, we sell over 300 different brands of products, including health and beauty aids, generic drugs, prescription drugs, over-the-counter drugs and other consumer goods.  We operate a call center through which we channel the delivery of products to our customer’s home or office in one hour’s time.  We have entered into partnerships with providers of health care plans and corporate clients that allow us to gain access to a wider customer base.  In addition, we participate in the Popular Pharmacy Program, a government sponsored program through which we grant substantial discounts to low-income customers and then we obtain a refund of the discount amount from the government.

We sell many different types of non-pharmaceutical products, from health and beauty aids to consumer goods such as magazines, candies and other food products. The types and number of non-pharmaceutical products in each store vary, and selections are based on customer needs and preferences and available space. No single non-pharmaceutical product category contributed significantly to our sales during 2009.

In 2009, our main classes of products were prescription drugs and over-the-counter medications, health and beauty aids and other merchandise.  In Mexico, at our Farmacias ABC and our Farmacias Provee de Especialidades pharmacies, approximately 65% and 85% of the sales was derived from pharmaceutical products, respectively, and the remaining 35% and 15% was derived from health and beauty aids and other merchandise.  The customer base of our retail pharmacy business is well diversified; therefore the loss of any one customer would not have a material adverse impact on our results of operations.

We believe that the retail pharmacy markets in Mexico and Brazil will continue to grow due to the growing population, the stable demand for pharmaceutical products, an increase in the amount of senior citizens with access to health care and social security coverage and the growing market of over-the-counter products and other health and beauty aids and consumer goods that are sold at our retail pharmacies  However, given the global current economic downturn and the economic conditions in Mexico and Brazil, we cannot assure you that the retail pharmacy market will not experience decreases in growth or that our results of operations will not be materially affected.

Value-Added Pharmaceutical Services

We believe that we distinguish ourselves from our distribution competitors, in part, by the wide range of value-added services we provide our customers in addition to our products.  For example, we provide pharmacies with suggested retail price lists that are updated immediately upon notice of price changes from our suppliers.  These price lists are the only notices used by pharmacies to adjust their prices.  We also provide purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system.  See “—Technology Information Systems—Pharmacy Personal Point-of-Sale Computers” below in this item.

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

We distribute health and beauty aids, various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

●	Mexsana talcum powders from Schering Plough (since 1999);

●	Lipovitan energizing beverage (since 2002);

●	The Sensual Tea (since 2004);

●	Mustela products (since 2007);

●	Costalitos, trash bags (since 2007);

●	Dr. Fresh, toothbrushes (since 2008)

●	Aquanet, hair sprays and hair care products (since 2009)

●	Jergen’s, hand and body creams (since 2009)

●	Bioré, facial cleansing products (since 2009)

●	John Frieda, hair care products (since 2009)

●	Canderel, artificial sweetners (since 2009)

●	Vanart, hair care products and liquid hand soaps (since 2009)

During 2009, we stopped distributing Brunswick seafood products, Planet Pop microwavable popcorn and other snack food items and Colombina candies.  In addition, we incorporated several additional brands into our product catalog, including Aquanet hair care products, Jergens hand and body creams, Bioré facial cleansing products, the John Frieda line of hair care products, Vanart hair care products as well as a liquid soap line and Canderel artificial sweeteners. During the first quarter of 2010, we discontinued the Lipovitan and Canderel lines of products.

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

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico.  The general merchandise products that we distribute consist primarily of packaged and canned foods, beverages and personal care products.  The other products that we distribute consist of over-the-counter products, household cleansers and toiletries.  The general merchandise and other products that we distribute are mostly products sold on an exclusive basis in specified geographic areas pursuant to contractual arrangements.

During 2007, sales by our HBCG/Other Products division increased by 2.23%, and during 2008 sales by our HBCG/Other Products division increased by 10.53%, primarily as a result of an increase in the demand for personal care and general merchandise products as well as commercial agreements that enabled us to increase promotions and discounts. In 2009, sales in our HBCG/Other Products Division increased by 0.4%.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which we believe is one of the leading distributors of magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City.  We sell primarily through approximately 170 nationwide agents and four firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products to other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores.  In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 400 stores across Mexico duly organized.

Revenues from publication sales to export clients in the United States accounted for approximately 43%, of our total publication export sales in 2006, while sales to Central America, South America and the Caribbean together represented 57% of total export sales.  During 2007, 59% of our export sales went to the United States while 29% were distributed in South America, 9% were distributed in Central America and 3% were distributed in the Caribbean.  In 2008, we decided to discontinue distributing our publication products outside of Mexico.  This decision was made due to our intention to focus on domestic distribution where we benefit from our proprietary distribution network, as well as to the reduced margins of our export sales caused by fluctuations in currency exchange rates that were brought on by the worldwide economic crisis. Given that we did not reinitiate our international business during the 2009 fiscal year, we did not register any export sales during the period.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This process has involved changes in Citem’s product catalog, client base, personnel and distribution units and methods, among other changes.  As a result of the restructuring process our sales were affected in 2002 and 2003 but a positive trend of increases in sales started in the last quarter of 2003 and carried on through 2007.  Annual Publications division sales for the year 2007 rose 2.8%, primarily as a result of the addition of new entertainment and fashion magazines.  In 2008, our Publication division sales declined 19.3%, primarily as a result of our policy of discontinuing the distribution of publications that did not meet our minimum profitability parameter.  During 2009, sales in the Publication division increased 0.6%, aided by the reincorporation of various publications to the catalog as well as strong year-end specialty title and collector’s item sales.

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

In previous years, each of our distribution centers placed its own orders on a weekly basis, directly to suppliers.  These orders were placed through our computerized order system, Electronic Document Interchange, or EDI, which we have implemented to communicate efficiently with clients and suppliers through a platform supporting different electronic communication protocols.  Suppliers delivered orders directly to the distribution warehouse that placed the order, or to our transportation subsidiary, Marproa.  Suppliers typically delivered bulk orders directly to the distribution warehouse that placed the order.  In the second half of 2000, we centralized our purchasing to improve our financial results and increase the efficiency of our operations.  As a result, all of our orders for all of our distribution centers are placed through our centralized system. Deliveries of non-Mexican products are handled by Mexican customs near the U.S. border, and are typically made directly from the supplier to a Mexican customs agent.  Once the customs agent completes the importation procedure, the products are then sent to our distribution center via ground transportation.

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

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers located primarily in Mexico City.  We purchased our catalog of over 450 general merchandise and other products from a wide range of suppliers including, Plastoza (maker of Costalitos), Laboratorios Expanscience (Mustela), Schering Plough (Mexsana), Herbamedica (The Sensual Tea) and Kao Brands (Jergens, Bioré and John Frieda).  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.  For the year 2007, Citem worked with more than 250 publishers and distributed more than 4,700 of their publications.  In 2008, we distributed nearly 4,000 publications from more than 250 publishers. During 2009, Citem’s clients included over 250 publishers for whom it distributed more than 4,000 publications.  Currently, Citem is distributing only publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were incorporated into or discontinued from Citem’s product catalog.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2007, 2008 and 2009, Grupo Casa Saba and Nadro together accounted for over 50% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Casa Marzam, S.A. de C.V., a large Mexican regional distributor.   Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

In the government pharmaceutical distribution business, government entities acquire products through bidding programs in which wholesalers and laboratories participate directly.  These bidding processes are open to the public and, therefore, we face competition in this division just as we do in the private sector.

In Mexico and Brazil, the retail pharmacy markets are very fragmented.  Our Farmacias ABC pharmacies face competition from large pharmacy chains, such as Farmacias Guadalajara, Farmacias Benavides, Farmacias del Ahorro, as well as from Wal-Mart supercenters. In Brazil, we face competition from companies such as Drogaria Sao Paulo, Pague Menos and Drogasil, which operate large pharmacy chains as well as from supermarkets and retailers that sell pharmaceutical products, such as Carrefour, Walmart and Pão de Açúcar.  In addition, we compete with, among others, independently owned drugstores, supermarkets, mass merchandisers, discount stores, e-commerce sites that specialize in drugstore items and other small participants. We compete on the basis of store location and convenient access, customer service, product selection and price. We believe continued consolidation of the drugstore industry in Mexico and Brazil, the aggressive discounting of generic drugs by supermarkets, specialized generic drug pharmacies and mass merchandisers and the increase of promotional incentives to drive prescription sales will further increase competitive pressures in the retail pharmacy market.

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

Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was, 65 days in 2007, 66 days in 2008 and 63 days in 2009.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various market sectors.

Credit terms	Days
Pharmacies	41
Supermarkets and local wholesalers	47
Government	50
Publications to wholesalers	50
Publications to retailers (1)	50

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

In 2009, our IT efforts were focused primarily on general computer and communication systems updates and maintenance, including: the purchase of new computer equipment, the replacement of critical servers for our central site with state-of-the-art hardware and the implementation of a digital voice and data network in all of our distribution centers as well as our corporate headquarters. We believe that these upgrades will reduce operating costs and improve system availability.

In addition, we have eliminated the use of paper in several of our warehouses through the use of radio frequency terminals.  This measure is intended to reduce paper consumption and improve the accuracy of our order processing. We also updated our software and connectivity with various clients in order to improve on-line order processing and product availability.We consider that all of these features will ensure the quality with which we process client transactions and will help us to streamline inventory management procedures.

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

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our business-to-business website, www.farmaservicios.com.  Pharmacies that use our system are automatically linked to our inventory control and order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  The www.farmaservicios.pdv application can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.  We charge a one-time fee for this software.  Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to pharmacies, which are our primary client base.  As of December 31, 2009, we had more than 4,100 registered users, 9% more than we did at the end of 2008.

Automatic Picking Technology

We use automated pickers in some of our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  As of December 31, 2009, 6 of our 22 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining 16 manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

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

Back-Office and Accounting Services

Our back-office information systems operate using a software program called BaaN, an Infor Software Company product.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable, Fixed Assets Control System and Treasury, as well as other financial information.  During 2009, we continued to update all of our back-office information systems in order to improve our internal as well as our administrative reporting processes.

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

The pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies in Brazil are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with general oversight from ANVISA.  ANVISA establishes regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED establish a maximum drug price adjustment of 4.6% for the year commencing on March 31, 2010.  Most over-the-counter drugs are not subject to such price controls.

Property, Plant and Equipment

As of December 31, 2009, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers, as well as the Sports Clinic site in Tampico, Tamaulipas.  The majority of our fixed assets is wholly owned and free of any liens or encumbrances.  We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of June 30, 2010, we have 22 distribution centers that represent more than 100,000 square meters of warehouse space.  From these centers, we filled more than 6.3 million orders in 2009, averaging more than 530,000 orders per month.  All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers in Mexico and their locations, as of June 30, 2010:

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

In January 2009 we started operations in our new distribution center in Hermosillo, Sonora.  The new facility has quadruple the storage capacity of the previous center as well as semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

In addition, we own the approximately 3,500 square meters site (2,548 square meters of construction) of the “Sports Clinic” facility located in Tampico, and all of the necessary equipment for its operation.

In Brazil, we lease all of the properties where our retail pharmacies are located, as well as one distribution center in São João de Meriti which has approximately 5,000 square meters of storage space and is used to provide local logistics support to our pharmacies.  In Mexico, we currently lease 162 properties where our retail pharmacies are located.

The following table shows our pharmacy locations in Mexico and Brazil as of December 31, 2009:

Brand	Location	Number of Pharmacies
Farmacias ABC	Guadalajara, Jalisco	54
Farmacias ABC	States of Guanajuato, Michoacán, Coahuila and Jalisco (other than Guadalajara)	66
Farmacias ABC Farmacias ABC	Mexico City and State of Mexico Tampico, Tamaulipas	31 1
Farmacias Provee de Especialidades	Monterrey, Nuevo León	6
Farmacias Provee de Especialidades	Saltillo and Torreón, Coahuila	2
Farmacias Provee de Especialidades	Chihuahua, Chihuahua	1
Farmacias Provee de Especialidades	Hermosillo, Sonora	1
Drogasmil	Río de Janeiro	65
Drogasmil	São Paulo	6

Item 4A.         Unresolved Staff Comments.

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in this annual report starting on page F-1.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 18 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP.  Note 19 also provides a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2009 and consolidated stockholders’ equity as of December 31, 2008 and 2009 from Mexican FRS to U.S. GAAP.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant pesos as of the end of the most recent period presented.  The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI.  The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on monetary and non-monetary items, which were presented in the financial statements.  See Note 3 to our consolidated financial statements.

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of inflation in Mexico in recent years (6.5% in 2008, 3.7% in 2007 and 4.1% in 2006), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2008 does not qualify the economic environment as inflationary.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2010.  These expectations could change depending on actual economic performance.

As a result, we are presenting our 2009 financial statements without inflation accounting.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant pesos as of December 31, 2007.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 18 and 19 to our audited consolidated financial statements.

Overview

The year 2009 was a challenging year for Grupo Casa Saba, given that the ongoing world economic crisis continued to affect many industries.  Nevertheless, this situation led us to reinforce our business model and to consolidate our operations.  As a result, the Group sought to capitalize on the benefits of a diversified and solid business structure within the healthcare sector by developing a strategy that focuses on medium-term growth and profitability as well as increasing the level of service that we provide to our clients.

As part of this effort, in January of 2009 we inaugurated a new distribution center in Hermosillo through which we expect to achieve significant efficiencies of scale in terms of both routes and processes in the region.  In Sports Clinic, a company that operates short-stay clinics specializing in orthopedics, trauma, sports medicine and otorhinolaryngology, we invested in projects not only in established markets but also in cities with high growth potential, such as Tampico, where we built a clinic that has state-of-the art technology and outstanding patient care.  This clinic opened its doors in November 2009 and is the first facility to operate outside of Mexico City.  In addition, in October 2009 in Mexico City, we launched Perfect Image, a new concept in plastic and reconstructive surgical clinics that we believe will broaden our product portfolio in this segment and allow us to access a new and growing market.  Finally, we also continued to consolidate our presence in South America through Drogasmil.

In the area of environmental protection, GCS launched a program to reduce waste within our distribution centers.  As a result, in several of our largest facilities, we substituted the use of Radio Frequency for paper in our orders, which reduced paper consumption and waste.   On a national level, we redesigned our invoices so that they require less paper, thus contributing to the country’s ecology.

In terms of our financial results, at the end of 2009, the Group’s net sales reached $29, 791.6 million pesos, an increase of 4.90% versus the previous year. This year, 85.94% of the Group’s sales were derived from our main division, Private Pharma, which grew 6.25% and totaled $25,601.6 million pesos.  Sales from our Government Pharma division decreased 12.44%,and represented 3.04% of our total sales.  Sales in the Health, Beauty, Consumer Goods, General Merchandise and Other division rose slightly compared to 2008 and represented 8.49% of our total sales. The remaining 2.53% of sales came from our Publications division, where sales increased slightly mainly as a result of strong year-end sales and the reincorporation of some publications back into our catalog.

It is worth mentioning that our gross profit increased 5.2% to reach $3,225.8 million pesos, which resulted in a gross margin of 10.83%, 4 basis points higher than the margin obtained during the previous year. For the fiscal year ended on December 31, 2009, Grupo Casa Saba’s net income was $280.2 million pesos.

Despite the gradual recuperation of the principal stock market indexes in 2009, the instability of the economic environment led to market volatility throughout the year.  As a result, the price of our shares listed on the Bolsa Mexicana de Valores decreased 7.6% while that of our shares listed on the New York Stock Exchange declined by 5.0% compared to 2008.  Nevertheless, the Group’s management upheld its commitment to its shareholders and, for the seventh consecutive year, paid a cash dividend in the amount of $170 million pesos, or $0.6450 pesos per share.

As part of our growth strategy, we plan to expand our retail pharmacy operations by acquiring up to 100% of the capital stock of FASA, for a total price of approximately $637 million.  See “Item 4.  Information on the Company—History and Development of the Company”.  Subject to fulfillment of the relevant conditions and completion of the transaction, the Acquisition will make us the largest retail pharmacy chain in Latin America, with a platform of approximately 1,500 pharmacies across Mexico, Brazil, Chile, and Peru.  We believe the Acquisition will create value for our shareholders through the projected benefits of the synergies that will be created. As a result of the Acquisition, we expect to reinforce our regional growth strategy through a proved and wide multi-country platform.

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

Economic Situation

In 2005, the Mexican economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the Mexico’s GDP for the year grew by 3.0%, annual inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%.  During 2006, Mexico’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices.  Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%.  During 2007, the Mexican economy proved resilient in the face of a downturn in the US economy.  GDP growth was 3.3%, inflation reached 3.8% and the interest rate on 28-day CETES averaged 7.2%. In response to the worldwide economic downturn, in 2008 Mexico’s GDP growth was cut in half, to reach 1.6%, inflation rose to 6.5% and the interest rate on 28-day CETES averaged 7.7%.  In 2009, the Mexican economy continued to be affected by the global economic crisis.  GDP declined by 6.5% while the average interest rate on the 28-day CETES fell to 5.4%.  Inflation, however, decreased to 3.6%.

For each of the years ended on December 31, 2006 and 2007 approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.  With the acquisition of Drogasmil in Brazil in May 2008, approximately 95% of our consolidated net sales in 2009 resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Brazil has historically had high inflation and interest rates.  The impact of high inflation rates and high interest in Brazil could have negative effects in our operations in such country.  Consumer demand could decrease as purchasing power declines and access to Brazilian credit markets could become more difficult and at high interest rates.

Currency Fluctuations

Although we currently do not have any U.S. Dollar-denominated debt, we may need to incur such debt in the near future.  A significant majority of our revenues are and will continue to be Peso-denominated.  As a result, should we incur any substantial U.S. Dollar-denominated debt, we would be adversely affected by decreases in the value of the Peso against the U.S. Dollar, which would most likely result in net foreign exchange losses.  Based on the change in the Noon Buying Rate as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Mexican Peso appreciated by approximately 5.6% against the U.S. Dollar in 2009.  During the first quarter of 2010, the Peso appreciated by an additional 5.8% against the U.S. Dollar to reach $12.30 pesos per dollar.  Any future depreciation of the Peso will likely result in price increases from our suppliers, which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

As a result of our recent acquisition in Brazil, we now face currency exchange risk versus the Real, the official currency of Brazil. As part of the acquisition, we assumed certain Real-denominated liabilities for which we could be adversely affected in the event that the Real appreciated against the Peso. Nonetheless, the asset accounts and future revenues would have the opposite effect under such a scenario. In the event that the Real depreciates against the Peso, the opposite would hold true.  For the year ended December 31, 2009, 5.1% of our total revenues were Real-denominated.  We cannot assure you that fluctuations in the Real will not adversely affect our financial results in the future.

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

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 3.8%, 6.5% and 3.6% for 2007, 2008 and 2009, respectively.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 7.2%, 7.7% and 5.4% for 2007, 2008 and 2009, respectively.  In the first quarter of 2010, the 28-day Mexican CETES averaged 4.5%.

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

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2007	2008	2009
Total Mexican Private Pharmaceuticals Market:
Real Unit Price Increases	3.2%	0.3%	(0.4%)
Growth in Units	1.2%	(4.7%)	(2.5%)

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	2.8%	4.7%	3.1%
Growth in Units	1.5%	(2.2)%	(5.8%)

Market Share of Grupo Casa Saba(1):	23.1%	23.7%	22.9%
Inflation(2)	3.8%	6.5%	3.6%

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

	Year Ended December 31,
	2007		2008		2009
	Millions of Pesos
Pharmaceuticals:
Private sector (1)(2)	Ps.	21,269.6	Ps.	24,094.9	Ps.	25,601.6
% Growth		3.7%		13.3%		6.3%
Government		780.5		1,034.8		906.1
% Growth		(7.7)%		32.6%		(12.4)%
Health, Beauty, Consumer Goods, General Merchandise and Other Products		2,281.0		2,521.1		2,530.4
% Growth		2.2%		10.5%		0.4%
Publications		928.6		749.2		753.4
% Growth		2.8%		(19.2)%		0.6%
Total	Ps.	25,259.7	Ps.	28,400.0	Ps.	29,791.6
Total % Growth		3.2%		12.4%		4.9%

(1)  The operations of Casa Saba Brazil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, Casa Saba Brazil’s net sales represented 5.1% of our consolidated net sales and 6.0% of the net sales of the private pharmaceuticals business division.

(2)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, net sales by our retail pharmacy business in Mexico represented 4.4% of our consolidated net sales and 4.7% of the net sales of the private pharmaceuticals business division.

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2007	2008	2009
Pharmaceuticals:
Private (1)(2)	84.2%	84.9%	85.9%
Government	3.1%	3.6%	3.0%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	9.0%	8.9%	8.5%
Publications	3.7%	2.6%	2.6%
	100.0%	100.0%	100.0%
Cost of Sales	90.2%	89.2%	89.2%
Gross Profit	9.8%	10.8%	10.8%
Operating expenses:
Selling expenses	2.4%	3.2%	3.1%
Administrative expenses	3.3%	4.2%	4.7%
	5.6%	7.4%	7.8%
Operating income	4.2%	3.4%	3.0%
Comprehensive cost of financing, net	0.1%	0.6%	0.9%
Other income	0.2%	(0.2%)	0.5%
Income tax and employee profit sharing	0.7%	1.1%	0.7%
Net income	3.6%	2.1%	0.9%
	100.0%	100.0%	100.0%

(1)  The operations of Casa Saba Brazil are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, Casa Saba Brazil’s net sales represented 5.1% of our consolidated net sales and 6.0% of the net sales of the private pharmaceuticals business division.

(2)  The operations of our retail pharmacy business in Mexico are consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2009, net sales by our retail pharmacy business in Mexico represented 4.4% of our consolidated net sales and 4.7% of the net sales of the private pharmaceuticals business division.

For a more detailed description of each of our divisions, see “Item 4.  Information on the Company—Operations”.

Results of Operations

In accordance with Mexican FRS, Peso amounts presented below for 2007 are expressed in constant Pesos as of December 31, 2007 while the 2008 and 2009 figures are expressed in nominal terms.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 29,791.6 million for the year ended December 31, 2009, an increase of 4.90% as compared to the same period for 2008.  The increase was primarily due to a 3.55% increase in the sales of our distribution business as compared to the previous year and our Brazilian retail pharmacy business.

Sales by Division:Net Private Pharma Sales. Net sales from our Private Pharma business division increased 6.25%, from Ps. 24,094.9 million for the year ended December 31, 2008 to Ps. 25,601.6 million for the year ended December 31, 2009.  Sales for this division rose primarily as a result of an increase in sales of Drogasmil, our Brazilian pharmacy chain and our Mexican distribution business.  Private Pharma accounted for 85.94% of the Group’s total net sales in 2009, 1.10% higher than in 2008. Net Government Pharma Sales. Net sales from our Government Pharma business division decreased 12.44%, from Ps. 1,034.8 million for the year ended December 31, 2008 to Ps. 906.1million for the year ended December 31, 2009, due primarily to a lower level of participation of sales to PEMEX. As a result, this division’s sales represented 3.04% of the Group’s total net sales, somewhat lower than the 3.64% that it accounted for in 2008. Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division grew 0.37%, from Ps. 2,521.1 million for the year ended December 31, 2008 to Ps. 2,530.4 million for the year ended December 31, 2009. Net sales by this division represented 8.49% of our total net sales, 4.39% lower than in 2008. Net Publication Sales. Net sales from our Publications business division rose slightly, from Ps. 749.2  million for the year ended December 31, 2008 to Ps. 753.4 million for the year ended December 31, 2009 and accounted for 2.53% of our total net sales for the year ended December 31, 2009.  This result was primarily due to the reincorporation of various publications into the catalog as well as strong year-end specialty title and collector’s item sales.

Gross Profit. Grupo Casa Saba’s gross profit amounted to Ps. 3,225.8 million for the year ended December 31, 2009, an increase of 5.23% as compared to Ps. 3,065.5 million for the same period in 2008.  The improvement in the gross margin, which was 10.83% for the year ended December 31, 2009, as compared to 10.79% registered during the previous year, was mainly due to improved sales in the Mexican distribution business as well as the Company’s investments in the retail pharmacy business in Brazil, which resulted in increased total sales, as described above.

Operating Expenses.  Our operating expenses totaled Ps. 2,335.1 million for the year ended December 31, 2009, an increase of 10.94% as compared to Ps. 2,104.8 million for the year ended December 31, 2008.  This was mainly the result of the extraordinary expenses related to changes in the operating environment in our Brazilian retail business that took place during the year. Operating expenses represented 7.84% of our total net sales for the year ended December 31, 2009.

Operating Income.  Operating income for the year ended December 31, 2009 was Ps. 890.7 million, a decrease of 7.28% as compared to Ps. 960.7 million for the year ended December 31, 2008.  This was due primarily to the increase in our operating expenses, as described above.  As a result, our operating margin for year ended December 31, 2009 was 2.99%, a decline of 11.5% as compared to the margin of 3.38% obtained for the year ended December 31, 2008.

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

Our comprehensive financing cost, net increased from Ps. 181.1 million for the year ended December 31, 2008 to Ps. 262.2million for the year ended December 31, 2009.  This increase was largely due to the amount of interest paid during the year.  The interest payments were made in connection with the long-term loan that was obtained for purposes of financing the acquisition of Drogasmil in Brazil, as well as to the interest related to the use of short-term credits for our operations in both Mexico and Brazil.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2009 was Ps. 211.8 million, a decrease of 29.9% as compared to Ps. 302.4 million for the year ended December 31, 2008.  Income tax for the year ended December 31, 2009 amounted to Ps. 323.9 million, 0.73% greater than the income tax provisions for the year ended December 31, 2008, and which was partially offset by the deferred income tax of Ps. 131.8 million.

Net Income.  The Group’s net income for the year ended December 31, 2009 amounted to Ps. 280.2 million, a decrease of 52.9% as compared to Ps. 595.1 million for the year ended December 31, 2008.  This decline was primarily due to the fact that the Group assessed goodwill impairment during the last quarter of fiscal 2009, which concurred with the decrease in the economic activity of Drogarias, due to the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry market in Brazil that year.  As a result, at December 31, 2009, an impairment loss was recognized in the line item “other (income) expenses, net,” since the net carrying value of the cash generating unit exceeded its “value in use” in the amount of Ps. 210 million..

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

Sales by Division:Net Private Pharma Sales. Net sales from our Private Pharma business division increased 13.28%, from Ps. 21,269.6 million for the year ended December 31, 2007 to Ps. 24,094.9 million for the year ended December 31, 2008.  Sales for this division grew mainly as a result of the investments that were made by Grupo Casa Saba within the sector, including the acquisition of Drogasmil, a Brazilian pharmacy chain and the expansion of our retail pharmacy chain, Farmacias ABC, in Mexico.  Private Pharma accounted for 84.84% of the Group’s total net sales in 2008, 0.64% higher than in 2007.Net Government Pharma Sales. Net sales from our Government Pharma business division increased 32.58%, from Ps. 780.5 million for the year ended December 31, 2007 to Ps. 1,034.8 million for the year ended December 31, 2008, due primarily to a higher level of participation of sales to PEMEX and ISSSTE. As a result, this division’s sales represented 3.64% of the Group’s total net sales, slightly higher than the 3.09% that it accounted for in 2007.Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division increased 10.53%, from Ps. 2,281.0 million for the year ended December 31, 2007 to Ps. 2,521.1 million for the year ended December 31, 2008, primarily as a result of the increase in the demand for personal care and general merchandise products, as well as commercial agreements that enabled us to increase our promotions and discounts.  Net sales by this division represented 8.88% of our total net sales, 0.15% lower than in 2007. Net Publication Sales. Net sales from our Publications business division decreased 19.23%, from Ps. 928.6 million for the year ended December 31, 2007 to Ps. 749.2 million for the year ended December 31, 2008 and accounted for 2.64% of our total net sales for the year ended December 31, 2008.  The decline was primarily due to the fact that we stopped distributing publications that did not meet our minimum profitability requirements.

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

Aggregate Contractual Obligations

Below is a table containing a description of Grupo Casa Saba’s aggregate contractual obligations as of December 31, 2009.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period
(millions of Pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	891.6	-	403.8	403.8	84.0
Capital Lease Obligations (2)		–	–	–
Operating Leases (3)		–	–	–
Purchase Obligations (4)		–	–	–
Other Long-Term Liabilities (deferred income tax and other liabilities) reflected on our Balance Sheet under Mexican FRS (5)	865.3	–	–	–	865.3
Total	1,756.9	-	403.8	403.8	949.3

(1)  Current maturities of long-term debt (see Note 8 to our audited consolidated financial statements).
(2)  Not applicable.
(3)  Our operating leases are primarily related to our retail pharmacy business in Mexico and Brazil. These leases, which amounted to Ps. 200.8 million in 2009, are entered into in the ordinary course of business and their term varies from one-year to a longer term of up to ten years, depending on the circumstances and location.
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

As of December 31, 2008 and 2009 the carrying value of financial instruments approximates their value due to their short-term nature.  Long-term debt incurred through bank loans with similar terms and due dates accrues variable markets prevailing financing rates.

Off- Balance Sheet Arrangements

Under “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk” (ASC 825) the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers, throughout Mexico, as well as in Rio de Janeiro and São Paulo in Brazil.  No single customer accounted for a significant amount of the Group’s sales in fiscal year 2007, 2008 or 2009, and there were no significant accounts receivable from a single customer for the same years.  Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose our contingent assets and liabilities at the date of our financial statements and the reported amount of revenues and expenses incurred during the reporting periods.  We base our estimates and judgments on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates on an on-going concern basis and they are continuously reviewed by using the available information.  Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.  We believe that our most critical accounting policies that imply the application of estimates and/or judgments are:

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

As we discuss in Note 3(d) to our audited consolidated financial statements, we periodically assess the recoverability of the book value of our long-lived tangible and intangible assets, including goodwill and permanent investments in associate, to establish whether significant adverse events, changes in the business environment and/or changes in expectations with respect to operating income for each cash generating unit, indicate that the carrying value of those assets may not be recovered.  This determination requires substantial judgment.  The impairment loss is determined by the excess of carrying value of long-lived assets over  the “value in use”, which consists of determining the present value of estimated cash flows. The impairment loss, if any, is recorded as a charge to operations in “other (income) expenses, net” in the period when such an assessment is carried out, unless the indications mentioned are of a temporary nature. Mexican FRS contemplates the reversal of the recognition of impairment, under certain circumstances.  Property and equipment to be disposed of are recorded as the lower of the carrying value or the fair market value less any sale related costs.  Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable.  This determination is subjective and is an integral part of the determination of whether an impairment has occurred.

As mentioned before, property and equipment are initially recorded at acquisition cost. Effective January 1, 2008, during high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established in accordance with Mexican FRS B-10. Through December 31, 2007, the last date on which the Group operated in inflationary economic environment, the value of those assets were restated  by using INPC factors, as discussed in Note 3 (d). Depreciation is calculated on the value of property and equipment restated through December 31, 2007 or when the inflationary economic environment is applied, as well as on the acquisition cost for additions subsequent to 2007 when the economic environment is not inflationary, in accordance with FRS B-10, by applying the straight-line method based on the remaining economic useful life thereof.

At 2008 and 2009 fiscal year end, the Group’s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment except in Casa Saba Brasil as mentioned below.  Accordingly, fair value of property and equipment other than property in Casa Saba Brasil was equivalent to or greater than the carrying value thereof at that date.

While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations.  Our evaluations throughout the year and up to the date of this annual report did not lead to any impairment of property and equipment.  We can give no assurance that our expectations will not change as a result of new information or developments.

The provisions of Mexican FRS (Bulletin C-15 Impairment of the value of long-lived assets and their related disposal) are virtually identical to, “Accounting for the impairment or disposal of long-lived assets” adopted by us on January 1, 2002 under U.S. GAAP.

Intangible assets and goodwill

Intangible assets are initially recorded at acquisition cost, which is equivalent to its fair value at acquisition date. Effective January 1, 2008, during high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, in accordance with FRS B-10. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using INPC factors, as discussed in  Note 3 (d).

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group. Intangible assets with a defined economic useful life refer to licenses related to the technological platform with which the Group operates.

Intangible assets acquired through a business combination consider: (i) the purchase method is used as the sole valuation standard; (ii) the purchase price is allocated on net assets acquired based on their estimated fair value at the acquisition date, except as discussed in hereinbelow, without exceeding the consideration paid; (iii) the portion of the purchase price not allocated that is not identifiable is included in goodwill which, if applicable, is adjusted by any correction that may arise from events or circumstances subsequent to the acquisition date; and (iv) valuation is performed with certain exceptions to the use of fair value, in which case the pertinent Mexican FRS is applied. Goodwill is allocated to the cash flow generating units.

Intangible assets with a defined economic useful life are amortized on their restated value through December 31, 2007 or when the inflationary environment applies, as well as on the acquisition cost for subsequent additions when the economic environment is not inflationary, in accordance with FRS B-10. Toward that end, the straight-line method is applied based on their remaining economic useful life.

Intangible assets with an undefined economic useful life, including goodwill, are subject to periodic impairment tests, by applying the “value in use”. Toward that end, “perpetuity value” is applied which considers: (i) the generation of excess value in use of assets other than goodwill (“excess value in use”); and (ii) the recovery of goodwill through perpetuity. Therefore, the impairment loss is generated by the excess carrying value over perpetuity value referred to above. The Group considers that its cash flow projections recognize medium and long-term economic variables fairly at the time of the calculation. Economic variables are related to the price of products, changes in operating expenses, industry trend, and discount and growth rates applied in perpetuity.

As explained in Note 1 (c) to our financial statements, the Group completed the purchase price allocation, except with respect to the value of inventories at the acquisition date (May 15, 2008) of the subsidiary Drogarias. Consequently, Management carried out the goodwill impairment test during the last quarter of 2009. Therefore, an impairment loss was determined as explained in our Note 1(c) to the financial statements. Impairment is due to significant adverse events at Drogarias that occurred in 2009, which are related to changes in the business environment, expectations in operating income, lack of liquidity, etc.

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

Labor obligations

The Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums for all of its employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. Severance benefits represent legal ordinary severance payments. Those benefits are recognized in income based on actuarial computations, as employees render their services. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits for termination of the employment relationship are granted by Law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”. Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

Employee profit sharing due is recorded based on the amount payable, determined on taxable income generated, as provided for in the currently enacted tax legislation.

Effective January 1, 2008, the Group adopted Mexican FRS D-3, “Employee fringe benefits” (FRS D-3), thereby substituting Bulletin D-3, “Labor obligations” (Bulletin D-3). As a result:

●
the unrecognized net transition obligation existing at December 31, 2007 can be amortized in five years if the remaining useful years of service of employees exceeds that period. At December 31, 2008 and 2009, the amortized amount of that item was immaterial.

●
the opening transition asset or obligation is not recognized, unless a new defined fringe benefit plan is established. At December 31, 2008 and 2009, the Group did not establish any new plan for such item.

●	actuarial gains or losses and prior services of benefits upon termination due to causes other than restructuring are recognized in income. At December 31, 2008 and 2009, that amount was immaterial.

●
employee profit sharing is recognized in income in the line item “other (income) expenses, net”. Deferred employee profit sharing is determined by using the “asset and liability method”, by applying a 10 percentage rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes, in accordance with the pertinent legislation.

While we believe that our estimates are reasonable, different assumptions could affect our evaluation.  We can give no assurance that our expectations will not change as a result of new information or developments.

Income Tax, Single Rate Business Tax

Effective January 1, 2008, the tax authorities repealed the Asset Tax Law and enacted the Ley del Impuesto Empresarial a Tasa Única, Single Rate Business Tax Law, or IETU Law, which co-exists with the Income Tax Law, consequently:

As discussed in Note 13(b) to our financial statements, the IETU Law went into effect on January 1, 2008.  As a result of the transition, the Company and its subsidiaries determined that the taxes on earnings that will normally be paid (the higher of income tax or IETU) will be that which is obtained from the taxable income base of income tax, which the Company and its subsidiaries estimate will exceed the taxable income base of IETU, in accordance with a projection based on reasonable assumptions, as provided for in IFRS-8 “Effect of Corporate Flat Tax” (IFRS-8). If the Company and its subsidiaries determine that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU. If the event is circumstantial, the Company and its subsidiaries will account for deferred income tax, even though IETU will be due in the period. Management restates this estimate periodically.

In accordance with Mexican FRS D-4, “Taxes on earnings” (FRS D-4), the deferred income tax effect is determined by applying the “asset and liability method”. The deferred income tax effect of the year is recorded in income as a component of “provisions for income tax”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it.

The Company and its subsidiaries perform a periodic valuation allowance review to determine the amount of the deferred asset (income tax and/or employee profit sharing) that is more likely that not will be realized and recorded based on the available information. At December 31, 2008 and 2009, the Company and its subsidiaries determined there was no need for a valuation allowance to be recognized as the deferred asset was deemed to be fully recoverable.

Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions. Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable. For U.S. GAAP purposes, the Group adopted “Accounting for Uncertainty in Income Taxes” effective January 1, 2007 (ASC 740).This standard defines the confidence level that a tax position has taken or is expected to be taken in order to be recognized in the financial statements. The tax effects of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information (see Note 15). However, this difference between Mexican FRS and U.S. GAAP is not material to the Company’s consolidated financial statements during any of the periods presented herein, and has thus not resulted in a reconciling item.

Tax examinations may involve complex issues and their resolution may carry multiple years, if subject to negotiation or litigation. The Group believes its estimates of the unrecognized tax benefits are reasonable, however uncertainties could affect the amount of unrecognized tax benefits in the future periods. It is difficult to estimate the timing and range of possible change related to the uncertain tax positions, as finalizing audits with the authorities may involve administrative and legal proceedings. Therefore, any settlements or statute expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

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

Drogarias records certain provisions for contingencies based on the opinion of its legal advisors. Accordingly, Drogarias maintains a provision for the total labor and tax lawsuits, classified as risk of a probable loss. At December 31, 2008 and 2009, the liability recorded to cover those losses amounted to thousands of Brazilian real R$ 6,900 and R$ 2,422, respectively (Ps. 40,572 and Ps. 18,132), which is included in the line item “other payables and accrued long-term liabilities” in the consolidated balance sheet.

In addition, Drogarias is subject to certain unquantifiable contingencies that may  result in present obligations. The solution of these matters is in a preliminary stage and a conclusion might span  various years. Drogarias has considered that it has incurred a possible liability. Management considers this possible liability in the amount of R$ 7,000. However, it can not carry out an accurate estimate thereof, since there are no reasonable elements to be quantified.  This contingency relates to different forms of remuneration to its management that do not conform to labor legislation. Notwithstanding the foregoing, Drogarias has recorded a provision for those contingencies in the amount of thousands of Brazilian real R$ 2,278 (Ps. 17,054) which is included in the caption “other payables and accrued long-term liabilities” in the consolidated balance sheet.

Foreign operations

The accounting records of the foreign subsidiaries are maintained in the recording currency of the country where those subsidiaries are established. Their financial statements are adjusted to Mexican FRS prior to their translation and consolidation. The translation is carried out in accordance with Mexican FRS B-15, “Foreign currency translation”. Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment, in accordance with FRS B-10. Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operation operates in a non-inflationary economic environment and its functional currency is the Brazilian real. Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at year end exchange rate published by Banco de Mexico and the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period. The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income. Moreover, it is recycled to income at the date of its availability. That line item includes foreign exchange fluctuations, as discussed in subparagraph o) below.

We are exposed a variety of risks and uncertainties related to operating in Brazil, including political, economic or social upheaval, devaluations in the Brazilian Real, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital.

Indebtedness

As of December 31, 2009 the Group’s interest-bearing liabilities totaled Ps. 2,382.7.  As of March 31, 2010, we had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 915 million with the following lenders: Banco Nacional de Mexico, S.A., BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero  BBVA Bancomer; Ixe Banco, S.A., Institucionn de Banca Multiple, Ixe Grupo Financiero; and Financiera Bajio, S.A. de C.V., Sociedad Financiera de Objeto Multiple.  These facilities may each be accessed depending on our cash flow requirements.  Grupo Casa Saba did not provide specific guarantees for these facilities.  The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México plus an average of approximately 3 percentage points.  The basis points which will be added to TIIE depend on negotiations and prevailing market conditions.

In May 2008, to finance the acquisition of Drogasmil, we entered into a long-term loan with Scotiabank Inverlat for an aggregate amount of up to Ps. 1,210 million, which has to be repaid monthly at the TIIE rate plus 0.75 percentage points for a term of seven years, with a grace period of 12 months.  As of December 31, 2009, we had drawn the full amount under the loan.  The obligations under such agreement are guaranteed by the Company and our subsidiary Drogueros, S.A. de C.V.

On March 25, 2010, Casa Saba entered into a new credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias discussed in Note 9 to our audited consolidated financial statements. On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520 million which will be repaid monthly at the TIIE rate plus a margin for a term of five years, plus a grace period of 6 months.  The obligations under the credit agreement are guaranteed by the Company and its subsidiary Drogueros, S.A. de C.V.

See Note 9 to our consolidated financial statements for further description of our indebtedness.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans.  We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations.  If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 915 million.  Net working capital (current assets minus current liabilities) as of December 31, 2009 was Ps. 5,295.7million compared to Ps. 5,433.5 million as of December 31, 2008.

Our cash flows are subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end.  After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days.  Our inventories, net as of December 31, 2009, were Ps. 5,141.1million or 0.51% lower than the Ps. 5,167.7 million they amounted to on December 31, 2008.  As of December 31, 2009, our inventory days were 69.7 days, 3.7 days lower than the 73.4 days registered for the year ended December 31, 2008.  As of December 31, 2008, our inventory days were 73.4 days, 3.6 days lower than the 77.0 days registered for the year ended December 31, 2007.  Accounts Receivable for the year ended December 31, 2009 registered 63.2 days while accounts payable accounted for 68.5 days for the same period.  Accounts Receivable for the year ended December 31, 2008 registered 66.2 days while accounts payable were 83.6 days for the same period.  For the year ended December 31, 2007, inventory days were 77.0, account receivable days reached 64.7 and accounts payable days were 81.8 days.

Accounts Receivable

As of December 31, 2009, due to higher sales, a highly competitive environment and commercial negotiations with clients, accounts receivable net increased to Ps. 6,123.8 million, 3.4% higher than the Ps. 5,920.3 million registered as of December 31, 2008.  Accounts receivable days as of December 31, 2009 decreased 3.0 days to 63.2 days from 66.2 days in 2008.  As of December 31, 2007, accounts receivable days were 64.7.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 8 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2009, trade accounts payable decreased to Ps. 5,052.2million or 14.1% compared to Ps. 5,881.4 million as of December 31, 2008.  As a result, our trade accounts payable days decreased to 68.5 in 2009 compared to 83.6 days for the year ended December 31, 2008.  As of December 31, 2007, our trade accounts payable days were 81.8.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 8 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2009 were approximately Ps. 75.6 million, which consisted of Ps. 19.4 million for the purchase of transport and delivery equipment, Ps. 22.2 million for technology and computer equipment, particularly the acquisition of new computer equipment and Ps. 34.0 million for other general expenditures.  These expenditures were mainly funded with working capital.  For 2010 we expect to continue to fund our capital expenditures needs with working capital.

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

Trend Information

During 2009, we continued with our strategy of profitable growth and implemented a number of operating efficiencies programs to maximize the profitability of our operations.  We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them.  In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers.

We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and we will continue to focus our efforts on increasing profitability in the different markets in which we operate.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years.  The main factors supporting this expected growth are Mexico’s demographic structure (adults are continuously increasing their participation in Mexico’s total population) and the increase in the life expectancy of the Mexican population.  The combination of these factors generated a natural growth in the demand for healthcare services and pharmaceutical products.  Despite the overall growth that we expect to continue in the pharmaceutical market, which generally benefits our wholesale distribution business, in recent years there has been a shift in the percentage of private sector pharmaceutical sales that are placed through wholesalers, like us, to sales that are placed directly by the manufacturers to a large retail pharmacy chains and supermarket supercenters that purchase sufficiently large volumes to have direct access to the laboratories.  According to IMS Health, A.G. and our internal data, private sector pharmaceutical sales that are placed through wholesalers have declined from 90% in 2007 to 80% in 2008 and 2009. A continued increase in direct sales by manufacturers to retail pharmacy chains could to have a material adverse affect our results of operation.

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

Brazil is also experiencing similar trends in terms of the expansion of the adult population, prompted by an increase in overall life expectancy.  Brazilians’ average life expectancy has increased, from 68.5 years in 1995 to 72.3 years in 2009.  As a result, the over-60 population in the country has increased significantly over the course of the last ten years and it is this group that is most likely to stimulate the demand for both healthcare services and pharmaceutical products in the future.  In addition, older consumers are generally more affluent and have larger discretionary incomes, making them a target demographic for many manufacturers, including for over-the-counter healthcare products.

From a socio-economic standpoint, we would also expect that the decrease in the unemployment in Brazil from 12.3% in 2004 to 8.1% in 2009, combined with an increase in the average salary in the last ten years, will stimulate the consumption of HBCG and Other products.  However, as is the case in Mexico, the continued demand for these products will require a stable economic environment.  Therefore, the growth of this segment will largely depend on the speed with which the Brazilian economy recovers from the effects of the recent global economic crisis.

In connection with the FASA Acquisition, we will incur significant amounts of debt which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in the costs for interests. The agreement that will document the financing will contain covenants that, among others, will restrict the Company’s ability to incur additional debt, carry out capital expenditures and maintain financial ratios. Consequently, our ability to pay dividends, finance acquisitions, carry out investments and maintain flexibility in the performance of our business, may be significantly limited.

As a result the FASA Agreement and the financing to be obtained in connection therewith, we could face an exchange rate risk against the Chilean Peso, due to the fact that the financing to be obtained to complete the Acquisition will be denominated in Pesos and Dollars and the payment of the Acquisition’s purchase price will be in Chilean Pesos. Additionally, to cover our position in foreign currency, we have resorted to the execution of forward agreements. See “Item 10. Additional Information—Material Contracts”.

We believe the Acquisition will create value for our shareholders through the projected benefits of the synergies that will be created. These synergies will provide added strength to the Company by significantly increasing its size as the main distributor and vendor of pharmaceutical, health, beauty, personal care and general consumption products and giving us a larger national presence. As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proved and wide multi-country platform, that also has the necessary corporate and system capacities to integrate efficiently our existing operations in Mexico and Brazil.

The trends described in this section and expectations of Grupo Casa Saba may be affected by the current global economic downturn, particularly by the impact on the Mexican and Brazilian economies.  See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.

Accounting Pronouncements and Related Effects

Under Mexican FRS

Recently Issued Accounting Pronouncements

In connection with the amendments to the Income Tax Law in Mexico, effective January 1, 2010, dated December 15, 2009, the CINIF issued IFRS 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings” (IFRS-18) to be applied immediately, which sets forth the accounting treatment of the income tax liability derived from the changes to the tax consolidation regime. The change requires that the Group determines income tax due at December 31, 2009 as if the tax consolidation provisions had not existed since fiscal 1999 henceforth. IFRS-18 sets forth that: (i) the liability relative to the effect of the tax reform on intercompany dividends should be recognized with a charge to retained earnings, without preparing the restatement of prior year financial statements; and (ii) the liability related to the tax losses of subsidiaries and losses on the sale of shares, used in tax consolidation should not be offset by the income tax asset associated with the same items. The realization of the income tax asset is subject to generating future taxable income in the controlled companies that generated tax losses in the past.

Pursuant to the foregoing, the Group recognized a liability in the amount of Ps. 133,619 with a charge to retained earnings, due to the difference between the consolidated “Net taxable income account” (CUFIN-Spanish acronym) balance and the CUFIN balances of the controlled entities (refer to subparagraph Note 13 our financial statements).

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

Recently Issued Accounting Pronouncements

In October 2009, the Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”) was issued. This standard modifies the fair value requirements of ASC 605-25, “Revenue Recognition-Multiple Element Arrangements” by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Group is currently evaluating the effect ASU 2009-13 may have on its audited consolidated financial statements.

In June 2009, the Accounting Standards Codification (“ASC”) 810, “Consolidation”, was issued. ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. The Groups’s adoption of this provision had not an impact on its consolidated financial position and results of operation.

In June 2009, ASC 860, “Transfers and Servicing” (“Accounting for Transfers of Financial Assets”) was issued. ASC 860 requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. ASC 860 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. This standard is effective for fiscal years beginning after November 15, 2009. The Group plans to adopt this provision on January 1, 2010 and does not expect it to have an impact on its consolidated financial position and results of operation.

In June 2009, ASC 105, “Generally Accepted Accounting Principles” was issued. ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. The Group adopted the provisions of the standard on September 30, 2009, which did not have a material impact on its audited consolidated financial statements.

In April 2009, ASC 825, “Financial Instruments” was issued. ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In April 2009, transition guidance ASC 820-10-65-4, “Fair Value Measurements and Disclosures—Overall—Transition Guidance”, the provisions of which have been incorporated in ASC 820-10-50-2, “Fair Value Measurements and Disclosures—Overall—Disclosures”. ASC 820 requires disclosures about fair value of financial instruments for interim reporting periods and annual financial statements of publicly traded companies. This guidance is effective for interim and annual periods ending after June 15, 2009. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In March 2008, ASC 815, “Derivatives and Hedging” was issued. ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, how an entity accounts for derivative instruments; and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 815 is effective beginning January 1, 2009. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupation, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected by our shareholders at our annual shareholders’ meeting, which was held on April 30, 2010.

Directors Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Manuel Saba Ades (11/03/67)	Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. and of Grupo Casa Saba, S.A.B. de C.V. Member of the Board of Grupo Xtra S.A., de C.V. and of Ixe Grupo Financiero, S.A.B. de C.V.	April 2009

Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. Chairman of the Board of Grupo Xtra, S.A. de C.V.	February 2000

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Juan Carlos Peralta del Río (24/09/75)	Vice President	Vice President - IUSA Footwear International S.A. de C.V	April 2008

Pedro Alejandro Sadurni Gómez (10/8/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	April 2009

Julio Madrazo García (07/07/66)	Partner	De la Calle Madrazo Mancera, CMM and Director-Zimat Golin Harris	April 2009

Fernando Chico Pardo (02/15/52)	President	President of PROMECAP, S.C. and Grupo Aeropuerto del Sureste, S.A. de C.V.	April 2009

Miguel Alemán Magnani ( 04/25/66)	President	Grupo Alemán	April 2009

Gabriel Alarcón Velázquez (02/23/37)	Director	Banco de Comercio	April 2006

Enrique Castillo Sánchez-Mejorada (13/08/56)	Chairman of the Board of Directors	IXE Grupo Financiero S.A.B. de C.V.	April 2010

On April 30, 2010, Mr. Enrique Castillo Sánchez-Mejorada was elected as an independent board member in accordance with the Mexican Securities Market Law.

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

Set forth below is the name of the alternate member of our board of directors.  The alternate member of our board was ratified by our shareholders at our annual shareholders’ meeting, which was held on April 30, 2010.

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

Committees of Our Board of Directors

In accordance with the Mexican Securities Market Law, we have an Audit and Corporate Practices Committee.  As of April 30, 2010, the Audit Committee is formed by Messrs. Julio Madrazo García (chairman), Gabriel Alarcón Velázquez and Juan Carlos Peralta del Río, all independent members of the Board of Directors.  As required by the Mexican Securities Market Law, both the chairman and a majority of the members of the Audit Committee are independent directors.  The Audit Committee carries out the responsibilities of the audit and corporate practice committee.  Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

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

Name and Date of Birth	Current Position	Business Experience	First Appointed

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Pedro Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000

Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991

Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985

Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995

Ricardo Ríos Cárdenas (02/01/55)	Human Resources Director	Director of Sales & Operations, Northern Region – Grupo Casa Saba, S.A.B. de C.V.	March 2009

Pedro Canton y Figueroa (08/05/49)	Sales Director	Director of National Warehouse Operations	December 2008

Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2009, the aggregate compensation paid by us to key management personnel and/or our executive officers for services rendered in all capacities was approximately Ps. 41.0 million.  By means of the ordinary annual shareholder’s meeting held on April 30, 2009, it was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

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

Employees

As of December 31, 2009, we had 8,454 employees.  In Mexico we had 7,257 employees, 5,603 of which are part of the distribution business, 1,529 are part of the retail pharmacy business and 125 are part of the clinical area.  On the distribution side, 2,476 are sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 912 are administrative employees and 2,215 are operational employees.  On the retail pharmacy side, 155 are administrative employees, 150 are operational employees and 1,224 are in sales. In Brazil we had a total of 1,197 employees of which 102 are administrative employees, 178 are operational employees and 917 are in sales.  A significant majority of our employees in Mexico, 83.5% as of December 2008 and 83.6% as of December 2009, are represented by unions.  Almost all of our employees in Brazil, 99.7% as of December 31, 2008 and December 31, 2009, are unionized.  We believe that our relations with our employees and the unions to which they are affiliated are good.  In 2009, the number of employees decreased by 6.1% compared to 2008.  The decrease in employees resulted primarily from a restructuring within our distribution and sales divisions.

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

During 2007, 2008 and 2009, contributions to the fund amounted to Ps. 15.5 million, Ps. 15.5 million and Ps. 20.6 million, respectively.  As of December 31,2007, 2008 and 2009, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

Item 7.	Major Shareholders and Related Party Transactions

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2010, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2010, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9.  Offer and Listing Details—Share Repurchases”.  Currently, there are no arrangements known to us that could result in a change of control of the Company.

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

As of May 31, 2010, our controlling shareholder directly held 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of June 15, 2010, approximately 12.1% of our Ordinary Shares were held through ADSs by more than 30 registered holders.

The following table shows information, as of May 31, 2010, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned	Percentage Stake
Trust F-709 (1)	225,606,456	85.00%
Fernando Chico Pardo (2)	13,689,600	5.16%
Total	239,296,056	90.16%

(1)
Manuel Saba Ades and Alberto Saba Ades, both of whom are directors of the Company, are the sole beneficial owners, on an equal basis, of the Ordinary Shares held directly by Trust F-709.  The trustee of Trust F-709 is Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, División Fiduciaria.

(2)	Mr. Chico Pardo is an independent director of the Company and owns 6,078,600 Ordinary Shares and 761,100 ADRs

Related Party Transactions

In 2009, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 8 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

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

Principal Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective during 2009

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder.  During 2009, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.  In 2009, we expensed Ps. 4.2 million as compared to Ps. 4.7 million in 2008 with respect to this lease.  We believe that this lease was entered into the ordinary course of business, was made on an arm’s-length basis and is on terms no less favorable than those that could have been obtained from unaffiliated third parties.

Services.  In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity indirectly owned and controlled by our controlling shareholder.  Services pursuant to this agreement were also provided to us in 2007, 2008 and 2009.  During 2009, we expensed a total amount of  Ps. 17.6 million as compared to Ps. 9.9 million in 2008 related to the services rendered by Aero Xtra, S.A. de C.V.  This contract was entered into in the ordinary course of business, and was made on an arm’s-length basis on terms no less favorable than those that could have been obtained from unaffiliated third parties.

As of December 31, 2008 and 2009, the receivable balances from Aero Xtra, S.A. de C.V. were Ps. 2.0 million and Ps. 4.4 million, respectively.  For Xtra Inmuebles, S.A. de C.V., they were Ps. 30 thousand and Ps. 30 thousand, respectively.  The receivable balance from Aero Xtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real estate, respectively.

See Note 8 to our consolidated financial statements for a summary table of our related party transactions.

Legal and Advisory Services.  During 2009, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.  Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors, without being a member of such Board.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third-party law firm for similar services.

Tax Advisory Services.  During 2009, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future.  Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is our independent alternate director.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

During 2009, we had no other related party agreements, except for the balances and transactions referred to above.  We believe that all related party transactions were agreed upon on an arm’s-length basis.

Item 8.	Financial Information

See “Item 18.  Financial Statements” and “Item 19.  Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

Material Legal Proceedings

As of December 31, 2009, except as otherwise disclosed in Note 15 of the consolidated financial statements, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

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

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2009, each month in the six-month period ending May 31, 2010 and the first half of June 2010.

	US Dollar per ADS(1)
Year	High	Low
2005	U.S.$ 18.50	U.S.$ 14.75
2006	U.S.$ 26.15	U.S.$ 16.52
2007	U.S.$ 42.85	U.S.$ 26.10
2008	U.S.$ 39.00	U.S.$ 17.61
First Quarter	39.00	32.00
Second Quarter	37.25	31.95
Third Quarter	35.36	28.00
Fourth Quarter	28.33	17.61
2009	U.S.$ 20.50	U.S.$ 11.14
First Quarter	20.50	11.23
Second Quarter	19.90	11.14
Third Quarter	20.00	12.00
Fourth Quarter	19.75	17.01
2010
First Quarter	20.50	11.23
Month
December 2009	19.37	17.25
January 2010	21.39	18.84
February 2010	19.40	13.90
March 2010	17.50	14.60
April 2010	17.84	16.00
May 2010	17.90	16.15
Through June 15, 2010	17.23	13.69

(1) Source: Infosel and Economatica.

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2009, there were 265,419,360 Ordinary Shares issued and outstanding.  At the end of June 2010, approximately 12.1% of the outstanding shares were held in the form of ADSs.

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

The table below shows, for the five most recent full financial years ending December 31, 2009 and each month, the six month period ending May 31, 2010 and the first half of June 2010 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share(1)
Year	High	Low
2005	Ps. 20.50	Ps. 16.70
2006	Ps. 26.15	Ps. 16.95
2007	Ps. 44.50	Ps. 28.80
2008	41.68	26.90
First Quarter	41.68	36.80
Second Quarter	36.80	36.00
Third Quarter	33.10	31.20
Fourth Quarter	31.20	26.90
2009	Ps. 26.60	Ps. 16.40
First Quarter	26.60	22.53
Second Quarter	25.80	16.40
Third Quarter	25.00	20.03
Fourth Quarter	25.55	25.00
2010
First Quarter	25.50	19.65
Month
December 2009	25.50	25.30
January 2010	25.50	25.50
February 2010	20.30	20.30
March 2010	20.50	19.65
April 2010	19.61	19.61
May 2010	21.60	21.45
Through June 15, 2010	22.00	21.50

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

At the end of June 2010, approximately 12.1% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

At our annual shareholders’ meeting, which was held on April 30, 2010, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold.  We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999.  As of December 31, 2009, 14,729,720 repurchased Ordinary Shares were held in our treasury.  We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

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

Last year, the General CNBV Rules were amended in order to include the obligation to disclose only to this authority the names and number of shares of the stockholders of a security market participant.

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

●
the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the company and advising the Board of Directors on the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the company, (iv) the reception and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

●
the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

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

The Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico.  Under the current law, tender offers may be voluntary or mandatory.  All tenders offers must be open for at least 20 business days and purchases thereunder are required to be made pro-rata to all tendering shareholders.  Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares.  In calculating the intended purchase amount, convertible securities, warrants and derivatives, the underlying security of which are such shares, must be considered.  The  Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid in connection with non-compete or similar obligations.  The law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

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

We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors:  (i) our general strategy; (ii) with input from the Audit and Corporate Practices Committee, on an individual basis (a) any transaction with related parties, subject to certain limited exceptions, and (b) the appointment of our Chief Executive Officer, his compensation and removal form justified causes; (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; (vi) accounting policies, within GAAP; (vii) creation of special committees and granting them the power and authority; (viii) matters related to anti-takeover provisions provided for in our bylaws; and (ix) the exercise of our general powers in order to comply with our corporate purpose.

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

Material Contracts

Acquisition of FASA.

On May 17, 2010 we entered into a Promise to Purchase Agreement with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of  Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million.  The entities controlled by Mr. Jose Codner Chijner hold approximately 37% of FASA’s outstanding shares. Pursuant to the agreement, through a subsidiary to be incorporated under Chilean law, we will launch a tender offer for all of the outstanding shares of FASA on the Santiago Stock Exchange at a price equal or greater than 1,642 Chilean Pesos, and the entities controlled by Mr. Codner will be required to tender their shares.  The validity of the offer is conditioned upon the sale of at least fifty percent plus one of the outstanding shares of FASA. The transaction is also subject to the approval of our general shareholders’ meeting and of the Mexican Antitrust Commission, among other conditions.  A copy of an English translation of the agreement has been filed as an exhibit to this annual report.

The FASA Agreement provides that, if the Acquisition is not completed within the first three weeks of September, 2010, under certain circumstances, we could be subject to contractual penalties of approximately $50 million.

As a result of the FASA Acquisition, we could face an exchange rate risk against the Chilean Peso, since the financings to be obtained to fund the purchase price will be denominated in Pesos and Dollars and the payment of the purchase price will be in Chilean Pesos. In order to hedge the risk of changes in the exchange rate of the Mexican Peso versus the Chilean Peso, on May 20, 2010 we entered into a currency forward transaction with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC.

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

U.S. Holders should consult with their own tax advisors as to their entitlement to benefits afforded by the tax treaty between the United States and Mexico.  Mexico has also entered into and is negotiating with various countries regarding other tax treaties that may have an effect on the tax treatment of ADSs or Ordinary Shares.  Holders should consult with their tax advisors as to their entitlement to the benefits afforded by these treaties.

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

➢	at least 50% of the individual’s aggregate annual income derives from Mexican sources; or

➢	the individual’s principal center of professional activities is located in Mexico.

●	Individuals are residents of Mexico if they are state employees, regardless of the location of the individuals’ core of vital interests.

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

The applicable corporate income tax rate was 28% in 2009. The income tax rate applicable from 2010 to 2012 is 30%, 29% for 2013 and 28% for 2014 and following years.

Dividends.  Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect to the ADSs or Ordinary Shares will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to taxation at the corporate level were subject to a dividend tax at an effective rate of 38.89% in 2009 (42.86% from 2010 to 2012, 40.85% for 2013 and 38.89% for 2014 and following years) at the corporate-level. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and in the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

Sales or Other Dispositions.  Gain on the sale or other disposition of ADSs or Ordinary Shares by a non-resident holder will generally not be subject to Mexican tax.  Deposits and withdrawals of Ordinary Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

●
Gain on the sale of ADSs or Ordinary Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Such exemption shall not apply to a person or group of persons that directly or indirectly holds 10% or more of the shares if, in a period of 24 months, such person sells 10% or more of the shares, through one transaction or through more than one simultaneous or successive transactions.  In addition, such exemption will not apply to a person or group of persons who control the issuing company and sell their control through one or more transactions within a 24-month period.

●
Gain on sales or other dispositions of the Ordinary Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 28% (30% from 2010 to 2012, 29% in 2013 and 28% in 2014 and the following years), of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred or territorial tax regime.

●
For tender offers conducted on the Mexican Stock Exchange or other approved stock exchanges or securities markets, non-resident holders who held the Ordinary Shares as of the date they were initially registered with the CNBV may qualify for the above exemption to the extent that:

➢	five uninterrupted years have elapsed since the initial public offering of the Common Shares;

➢	our Ordinary Shares have a public float of at least 35% on the authorized stock exchanges or markets on which they were initially listed;

➢	the offer is for all shares representing our share capital and at the same price for all shareholders; and

➢	all shareholders are permitted to accept more competitive offers than those received prior to or during the tender offer period, without penalty.

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty and proves such eligibility will be exempt from Mexican tax on gains realized on a sale or other disposition of the Ordinary Shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets,  so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the twelve-month period preceding the sale or other disposition, as long as certain formal requirements are met.

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

U.S. Federal Income Tax Considerations

General.  The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect.  It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by U.S. Holders.  A “U.S. Holder” is a beneficial owner of ADSs or Ordinary Shares that, for U.S. Federal income tax purposes, is an individual who is:

●	a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation organized or created under the laws of the United States or any political subdivision thereof, as the case may be;

●	an estate, the income of which is subject to U.S. Federal income tax, regardless of its source; or

●
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust.

This section applies only to U.S. holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”).  This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. Dollar, persons holding ADSs or Ordinary Shares as part of a hedge, straddle, conversion of other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trust (REITs), regulated investment companies (RICs), tax-exempt entities, or persons owning at least 10% of the total combined voting power of our stock.

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

Taxation of Cash Distributions and Distributions of Stock.  The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a U.S. holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that a U.S. holder receives with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be included in such holder’s gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares.  Depending on the amount of the dividend and the amount of the U.S. Holder’s tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner:  to the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our current and accumulated earnings and profits (“E&P”), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), enacted on May 28, 2003, reduced the maximum rate of tax imposed on certain dividends paid prior to January 1, 2011 to U.S. Holders that are individuals to 15 percent (the “Reduced Rate”), so long as certain holding period requirements are met.  In order for dividends paid by a foreign corporation to be eligible for the Reduced Rate, the foreign corporation must be a Qualified Foreign Corporation (a “QFC”) within the meaning of the Act and must not be a Passive Foreign Investment Company (a “PFIC”) in either the taxable year of the distribution or the preceding taxable year.  We believe that we are, and will continue to be, a QFC and that we are not, and will not become, a PFIC.  As a result, dividends paid prior to January 1, 2011 to individual U.S. Holders will generally constitute qualified dividend income (“QDI”) for U.S. Federal income tax purposes and are taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied.  There can be no assurance, however, that we will continue to be considered a QFC or that we will not be classified as a PFIC in the future.  Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate.  Moreover, it is unclear whether the Reduced Rate will be repealed or extended prior to January 1, 2011 or, in the absence of legislative action, whether it will expire on such date. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.  Each U.S. Holder that is an individual is urged to consult his, her or its tax advisor regarding the possible applicability of the Reduced Rate under the Act and the related restrictions and special rules.

Because we are not a U.S. corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

To the extent that distributions by us exceed our current and accumulated E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder’s basis in his, her or its ADSs or Ordinary Shares, and will reduce such U.S. Holder’s basis in the ADSs or Ordinary Shares (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares).

To the extent that distributions exceed the U.S. Holders’ basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized gain on the sale or disposition of the ADSs or Ordinary Shares (see “Taxation of Sale or Other Disposition”, below).

We anticipate that any cash distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be included in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the Depositary receives the dividend.  It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions in the Depository into U.S. Dollars.  To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purpose, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars.  The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account. Any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.

Dividends paid by us will generally be treated as foreign source income for U.S. foreign tax credit limitation purposes.  Subject to certain limitations, U.S. Holders may elect to claim a foreign tax credit against their U.S. Federal income tax liability for foreign tax withheld (if any) from dividends received in respect of the ADSs or Ordinary Shares, as applicable.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends paid in respect of our ADSs or Ordinary Shares, as applicable, generally will be “passive income”, and therefore any U.S. Federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such U.S. Holders may have from foreign source income not qualifying as passive income.  U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction for foreign tax withheld (if any).

Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being “Old Stock”), that are pro-rata with respect to their holdings of Old Stock (and whenever a holder may not elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares) will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Ordinary Shares and ADSs, if any).  The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder’s adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

Taxation of Sale or Other Disposition.  Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares.  Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains (i.e., where the U.S. Holder has a holding period greater than one year) realized by individuals, trusts and estates are subject to U.S. Federal income taxes at a reduced rate (15% prior to January 1, 2011).  Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from sources within the U.S.

For cash basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, the amount realized will be based on the U.S. Dollar value of the foreign currency received with respect to such ADSs or Ordinary Shares as determined on the settlement date of such sale or other taxable disposition.

Accrual basis U.S. Holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the U.S. Internal Revenue Service.  Accrual basis U.S. Holders who do not elect to be treated as cash basis taxpayers (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. Dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, and the date of payment.  Any such currency gain or loss generally will constitute a gain or loss from sources within the U.S. and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of ADS or Ordinary Shares, as applicable.

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

United States Backup Withholding and Information Reporting.  In general, information reporting requirements will apply to payments of dividends on ADSs or Ordinary Shares and the proceeds of certain sales of ADSs or Ordinary Shares in respect of U.S. Holders other than certain exempt persons.  A 28% backup withholding tax (31% for 2011 and thereafter) will apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the U.S. Holder fails to report in full all dividend and interest income and the U.S. Internal Revenue Service notifies the payer of such under-reporting.  Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. Federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the U.S. Internal Revenue Service.

Passive Foreign Investment Company Considerations.  We believe that we are not currently, and we do not expect to become, a PFIC for U.S. Federal income tax purposes.  Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC.  In general, a corporation organized outside the United States will be treated as a PFIC for U.S. Federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  If a U.S. Holder owns our ADSs or Ordinary Shares at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or Ordinary Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC. In addition, under recently enacted legislation, if we were a PFIC for any taxable year after 2010, all U.S. Holders would be required to file an annual report with respect to their ADSs or Ordinary Shares.

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

Interest Rate Risk

We are subject to market risks due to interest fluctuations in Mexico.  In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider doing so in the future to reduce our exposure to interest rate risks.  As of December 31, 2009, we had $63.6 million Brazilian Real (Ps. 476.1 million) in outstanding short-term debt, related to the Drogasmil acquisition in Brazil that is subject to interest rate risk.  As of December 31, 2009, we were not party to any arrangements to reduce our exposure to interest rate risk.  See Note 20(d) to our consolidated financial statements.

Foreign Exchange Rate Risk

As of December 31, 2009, we had no interest-bearing liabilities in U.S. Dollars. To the extent that we incur U.S. Dollar-denominated debt in the future, we would be subject to foreign exchange rate risk.

As of December 31 2009, our interest-bearing liabilities reached Ps. 2,382.7 million, a portion of which are held in long-term liabilities that we incurred to fund our acquisition in Brazil.  Nevertheless, the majority of such interest-bearing liabilities are in Pesos.  As of December 31, 2009, we were not party to any arrangements to reduce our exposure to foreign exchange rate risk. See Note 10 to our consolidated financial statements.

As a result of the FASA Acquisition and the financing to be obtained in connection therewith, we could face an exchange rate risk against the Chilean Peso, since the financings to obtained to fund the purchase price will be denominated in Pesos and Dollars and the payment of the purchase price will be in Chilean Pesos.  In order to hedge the risk of changes in the exchange rate of the Peso versus the Chilean Peso, on May 20, 2010 we entered into a currency forward transaction with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC.

Item 12.	Description of Securities Other than Equity Securities

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable

Item 12D.	American Depositary Shares

The Bank of New York Mellon, or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any services for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, facsimile transmission, or conversion of foreign currency into U.S. Dollars.  In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below:

Fees Payable by ADS holders:		Depositary Service:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	●	Any cash distribution to ADS registered holders

$.02 (or less) per ADS per calendar year	●	Depositary services

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2009, this amount was $188,167.

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

In connection with the foregoing, our subsidiary CSB Drogarias, S.A., has deficiencies in its IT General Computer Controls related to administration of user access levels to the financially significant applications which have resulted in users with unauthorized and excessive access to sensitive transactions that will preclude the Company from preventing or detecting a material misstatement in a timely basis.  In addition, such subsidiary’s IT systems are not capable of maintaining and generating the necessary inventory information for our auditors to be able to audit Drogarias’ inventory balance as of December 31, 2009.  Moreover, Droguerias lacks controls related to assessing certain contingencies.

As a consequence, the audit report by our independent auditors on the Company’s internal control over financial reporting as of December 31, 2009, expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.  See the audit report by our independent auditor on page F-5.

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

(d)	Changes to Internal Control over Financial Reporting and Remediation Activities update

Our management team has continued working to address and correct the deficiencies that aggregated into a material weakness and that are identified in management’s report on internal control over financial reporting.  The Company has performed the purchase price allocation of the consideration paid for the acquisition of Drogasmil, except for the value of inventories, however management of the Company carried out a goodwill impairment test during the last quarter of 2009. As a result of such test, the Company has assessed goodwill impairment during the last quarter of 2009 in the amount of Ps. 210 millions.

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

At our annual ordinary shareholders’ meeting held on April 30, 2010, our shareholders reelected appointed the following individuals as members of the Audit Committee:  Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río. Our Board of Directors has ratified Mr. Julio Madrazo García as Chairman of the audit committee.  Our Board of Directors determined that Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río are “financial experts” in accordance with the Mexican Securities Market Law and the Mexican Stock Exchange. We believe that Mr. Gabriel Alarcón Velázquez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions, as well as to our directors and other officers and employees.  On December 2, 2009, our code of ethics was amended in its entirety in order to conform it to amendments to the legal framework adopted in recent years, as well as to implement formal improvements to the text.  Our code of ethics is available on our web site at www.casasaba.com.  Since its adoption, our code of ethics has not been amended and no waivers have been granted thereunder; however, any amendment to the code of ethics or waiver thereto shall be disclosed on our web site at the same address.

Item 16C.	Principal Accountant Fees and Services

	For the year ended December 31,
	2008		2009
	(Ps. millions)

Audit Fees	Ps.	5.1	Ps.	9.0
Audit-Related Fees		2.6		0.4
Other Fees		0.0		0.0
Total	Ps.	7.7	Ps.	9.4

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits
1.1	Amended and Restated Bylaws (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-12632) filed on July 15, 2009).

4.1	Stock Purchase and Sale Promise Agreement*

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

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

Dated: June 30, 2010	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has identified a material weakness in our internal control over financial reporting for the period ending December 31, 2009.

We have identified deficiencies in the IT General Computer Controls related to the administration of user access levels to financially significant applications in our Brazilian subsidiary, CSB Drogarias, S.A., which has resulted in users with unauthorized and excessive access to sensitive transactions. As a result, we are precluded from preventing or detecting a material misstatement in a timely manner.  In addition, this subsidiary’s IT systems are not capable of maintaining and generating the necessary inventory information to audit its inventory balance sheet as of December 31, 2009.  Furthermore, there is a lack of controls in CSB Drogarias, S.A. related to assessing certain contingencies.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-2 of Item 18.

By: /s/ Gabriel Saba D’jamus	By: /s/ Alejandro Sadurni Gomez

Name: Gabriel Saba D’jamus Title: Chief Executive Officer	Name: Alejandro Sadurni Gomez Title: Chief Financial Officer

April 29, 2010

Report of Independent Registered
Public Accounting Firm

Board of Directors and Stockholders of

Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (collectively the Group) as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraphs a) and b), we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1(c), the Group acquired a Brazilian company, Drogasmil (now CSB Drogarias, S.A. or Drogarias), for approximately thousand of Mexican pesos Ps. 911,253 on May 15, 2008. The Group was unable to prepare a purchase price allocation for the acquisition because of inadequate accounting records of Drogasmil as of December 31, 2008. Therefore, we were not able to audit the underlying assets and liabilities or assess the potential impairment of assets as of and for the year then ended. We were also not able to audit the operations of this subsidiary from May 15 to December 31, 2008 of which a net loss for thousand of Mexican pesos Ps. 62,348 was included in the net income in the consolidated statements of income for the year ended December 31, 2008.

At the date of this report, the Group finished clearing and adjusting the accounting records of Drogarias as of December 31, 2008, except the inventory balance of approximately thousands of Mexican pesos Ps. 246,000, as well as certain unquantifiable contingencies as disclosed in Note 15(i). In addition, at December 31, 2009, Drogarias still lacked adequate accounting records to enable us to audit the inventory balance of approximately thousands of Mexican pesos Ps. 217,000, as well as certain unquantifiable contingencies referred in Note 15 (i).

In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary if we had been able to audit the balance of inventories as of December 31, 2008 and 2009 and certain unquantifiable contingencies as mentioned above, as well as the operations of Drogarias for May 15 through December 31, 2008, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S. A. B. de C. V. and Subsidiaries as of December 31, 2008 and 2009, and the results of their operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, in conformity with financial reporting standards applicable in Mexico.

Mexican FRS varies in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2009 and consolidated stockholders’ equity as of December 31, 2008 and 2009 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 18 and 19.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2010 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Salles, Sainz-Grant Thornton, S.C..

/s/ Salles Sainz-Grant Thornton, S.C.
Mexico City, Mexico
April 29, 2010 (except for Notes 16, 18, 19
& 20 as to which the date is June 30, 2010)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders of
Grupo Casa Saba, S.A.B. de C.V.:

We have audited Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries’ (“Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Management’s Report) as of December 31, 2009.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weaknesses have been identified and included in management’s assessment.

The Group subsidiary CSB Drogarias, S.A., a Brazilian company, has deficiencies in the IT General Computer Controls related to administration of user access levels to the financially significant applications which have resulted in users with unauthorized and excessive access to sensitive transactions that will preclude the Company from preventing or detecting a material misstatement in a timely basis. In addition, the Brazilian subsidiary’s IT systems are not capable of maintaining and generating the necessary inventory information for us to be able to audit the Brazilian subsidiary’s inventory balance as of December 31, 2009.  Moreover, the Brazilian subsidiary lacks controls related to assessing certain contingencies.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries has not maintained, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of the Group as of December 31, 2008 and 2009, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, as well as the consolidated financial statements of changes in financial position for the year ended December 31, 2007 and cash flows for the years ended December 31, 2008 and 2009. Our report dated April 29, 2010 expressed a qualified opinion on the consolidated financial statements for 2009 and 2008 due to limitations in the scope of our engagement regarding subsidiary CSB Drogarias, S.A., as mentioned in our report of that date.

Mexican financial reporting standards vary in certain material respects to accounting principles generally accepted in the United States of America.  Information related to the nature and effects of such differences is presented in Notes 18 and 19 to the consolidated financial statements.

SALLES SAINZ-GRANT THORNTON, S.C.

/s/ SALLES SAINZ-GRANT THORNTON, S.C.
Mexico City, Mexico
April 29, 2010 (except for Notes 16, 18, 19
& 20 as to which the date is June 30, 2010)

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
as of December 31, 2008 and 2009
(Amounts stated in thousand Mexican pesos (Ps.)
and thousand of U.S. dollars ($))

	2008		2009		Convenience translation 2009		2008		2009		Convenience translation 2009
CURRENT ASSETS:						CURRENT LIABILITIES:
Cash and cash equivalents (Note 3.f)	Ps.	601,261	Ps.	664,261	$50,926	Bank loans (Note 9)	Ps.	271,824	Ps.	1,491,126	$114,318
Accounts receivable, net (Notes 3.h and 4)		5,920,314		6,123,869	469,489	Trade accounts payable		5,881,486		5,052,236	387,332
Inventories, net (Notes 3.i and 5)		5,167,701		5,141,142	394,148	Other payables and accrued liabilities		144,937		132,120	10,129
Prepaid expenses		48,329		45,971	3,524	Employee profit sharing (Notes 3.n and 13.e)		5,851		4,000	307

						Total current liabilities		6,304,098		6,679,482	512,086
Total current assets		11,737,605		11,975,243	918,087

						LONG - TERM DEBT (Note 9)		1,053,000		891,644	68,358
PROPERTY AND EQUIPMENT, net (Notes 3.j and 6		1,404,985		1,355,863	103,948	RETIREMENT PENSIONS, SENIORITY PREMIUM AND SEVERANCE BENEFITS (Note 3.m)		62,128		68,161	5,226
						DEFERRED INCOME TAX (Notes 3.n and 10)		498,687		675,768	51,808
						OTHER PAYABLES AND ACCRUED LONG-TERM LIABILITIES		119,858		121,405	9,308

DEFERRED INCOME TAX (Notes 13.f)				99,961	7,665	Total liabilities		8,037,771		8,436,460	646,786

						CONTINGENCIES AND COMMITMENTS (Note 15)

OTHER ASSETS, net		199,715		265,312	20,340	STOCKHOLDERS’ EQUITY
						Capital stock (Note 12)		1,123,764		1,123,764	86,154
						Premium on stock sold		869,878		869,878	66,690
						Reserve for share repurchases (Note 12)		1,062,201		1,062,201	81,434
GOODWILL, net (Notes 3.k and 7)		1,305,227		1,391,290	106,664	Retained earnings		3,481,122		3,457,781	265,092
						Accumulated translation effect		72,796		137,585	10,548

						Total stockholders’ equity		6,609,761		6,651,209	509,918

Total assets	Ps.	14,647,532	Ps.	15,087,669	$1,156,704	Total liabilities and stockholders’ equity	Ps.	14,647,532	Ps.	15,087,669	$1,156,704

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
for the years ended December 31, 2007, 2008 and 2009
(Amounts stated in thousand Mexican pesos (Ps.)
and thousand of U.S. dollars ($))

	2007		2008		2009		Convenience translation 2009

Net sales (Note 3.r)	Ps.	25,259,662	Ps.	28,400,059	Ps.	29,791,657	$2,283,988
Cost of sales		22,775,405		25,334,471		26,565,802	2,036,677

Gross profit		2,484,257		3,065,588		3,225,855	247,311

Operating expenses
Selling		594,300		905,435		937,907	71,905
Administrative		830,552		1,199,448		1,397,223	107,119
		1,424,852		2,104,883		2,335,130	179,024

Operating income		1,059,405		960,705		890,725	68,287

Other (income) expenses, net		(51,756)		(58,189)		136,307	10,450

Comprehensive gain or loss on financing, net
Interest income		(16,625)		(11,817)		(5,076)	(389)
Interest expense		11,156		190,303		264,479	20,276
Exchange loss (Note 3.o)		1,884		2,632		2,840	218
Loss on monetary position (Note 3.d)		21,433
		17,848		181,118		262,243	20,105

Non-ordinary item				(59,791)

Income before provisions		1,093,313		897,567		492,175	37,732

Provisions for income tax		188,226		302,449		211,897	16,245

Net income	Ps.	905,087	Ps.	595,118	Ps.	280,278	$21,487

Basic and diluted net income
per share (Note 3.q)	Ps.	3.410	Ps.	2.242	Ps.	1.056

Weighted average shares
outstanding (in thousands)		265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of stockholders’ equity
for the years ended December 31, 2007, 2008 and 2009
(Amounts stated in thousand Mexican pesos (Ps.)
and thousand of U.S. dollars ($))

	Capital stock						Reserve for						Accrued deferred		Additional employee		Accumulated
					Premium on		share		Retained		Deficit on		income tax		retirement		translation
	Historical		Restatement		stock sold		repurchases		earnings		restatement		on earnings		liability		effect		Total

Balances as of January 1, 2007	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	4,938,724	Ps.	(2,381,779)	Ps.	(40,695)	Ps.	(28,076)	Ps.		Ps.	5,544,017

Dividends paid										(175,372)										(175,372)

Comprehensive income										905,087		(189,961)				8,949				724,075

Balances as of December 31, 2007		167,903		955,861		869,878		1,062,201		5,668,439		(2,571,740)		(40,695)		(19,127)				6,092,720

Dividends paid										(170,000)										(170,000)

Transfer to accumulated earnings (Note 3.d and 3.n)										(2,612,435)		2,571,740		40,695

Comprehensive income										595,118						19,127		72,796		687,041

Balances as of December 31, 2008		167,903		955,861		869,878		1,062,201		3,481,122								72,796		6,609,761

Dividends paid										(170,000)										(170,000)

New financial reporting standard (Note 3.u)										(133,619)										(133,619)

Comprehensive income										280,278								64,789		345,067

Balances as of December 31, 2009	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,457,781	Ps.		Ps.		Ps.		Ps.	137,585	Ps.	6,651,209

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statement of changes in financial position
for the year ended December 31, 2007
(Amounts stated in thousand Mexican pesos (Ps.)
and thousand of U.S. dollars ($))

	2007

Operating activities:
Net income	Ps.	905,087

Add (less) - Non cash items:
Depreciation and amortization		86,019
Loss on sale of property and equipment		14,020
Provision for retirement pensions, seniority premium and severance benefits		19,859
Deferred income tax		(126,331)
Deferred employee profit sharing		(3,684)
		894,970
Changes in assets and liabilities
(Increase) decrease in:
Accounts receivable		(195,862)
Inventories		(1,095,721)
Prepaid expenses		(2,550)
Trade accounts payable		1,042,267
Other payables and accrued liabilities		(148,042)
Employee profit sharing		(2,143)
		(402,051)

Net cash provided by operating activities		492,919

Investing activities:
Additions of property and equipment, net of retirements		162,707
Increase in other assets		49,275
Reserve for retirement pensions, seniority premium and severance benefits		16,548
Net cash used in investing activities		228,530

Financing activities:
Dividends paid		(175,372)
Bank loans, net of payments made		(17,044)
Deferred income tax		(27,071)
Deferred employee profit sharing		(147)
Net cash used in financing activities		(219,634)

Net increase in cash and cash equivalents		44,755

Cash and cash equivalents at beginning of year		639,557

Cash and cash equivalents at end of year	Ps.	684,312

Supplementary information:

Income tax and asset tax paid	Ps.	355,121

Employee profit sharing paid	Ps.	991

Interest paid	Ps.	3,598

The accompanying notes are an integral part of this consolidated financial statement

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated cash flows statements
for the year ended December 31, 2008 and 2009
(Amounts stated in thousand Mexican pesos (Ps.)
and thousand of U.S. dollars ($))

	2008		2009		Convenience translation 2009

OPERATING ACTIVITIES:
Income before tax on earnings	Ps.	897,567	Ps.	492,175	$37,732

Items relating to investing activities:
Depreciation and amortization		90,004		108,659	8,330
Interest earned		(11,817)		(5,076)	(389)
Loss on sale of property and equipment		5,152		14,938	1,145
Impairment of goodwill				210,000	16,100
Items related to financing activities :
Interest expense		190,303		264,479	20,276
Retirement pensions, seniority premium and severance benefits				31,468	2,413

Sutotal		1,171,209		1,116,643	85,607

Accounts receivable		(1,043,300)		(203,555)	(15,606)
Inventories		(49,021)		26,559	2,036
Prepaid expenses		(20,726)		2,358	181
Trade accounts payable		476,075		(829,250)	(63,575)
Other payables and accrued liabilities		(88,701)		(12,817)	(983)
Employee profit sharing		5,851		(1,851)	(142)
Taxes payable		(397,611)		(343,737)	(26,353)
Other payables and accrued liabilities		207,963		1,547	119
Deferred employee profit sharing		(197)
Net cash flow provided by (used in) operating activities		261,542		(244,103)	(18,716)

INVESTING ACTIVITIES:
Property and equipment		(237,603)		(31,603)	(2,423)
Other assets		(35,122)		(107,549)	(8,245)
Acquisition of business		(739,957)
Goodwill				(296,983)	(22,768)
Interest earned		11,817		5,076	389
Net cash used in investing activities		(1,000,865)		(431,059)	(33,047)

FINANCING ACTIVITIES:
Bank loans		1,053,000		1,050,649	80,548
Retirement pensions, seniority premium and severance benifits		(41,002)		(25,435)	(1,950)
Interest paid		(185,726)		(257,182)	(19,716)
Dividends paid		(170,000)		(170,000)	(13,033)
Net cash flow provided by financing activities		656,272		598,032	45,849

Adjustments to cash flow variations in the exchange rate				140,130	10,743

(Decrease) increase in cash and equivalents		(83,051)		63,000	4,829
Cash and equivalents at beninning of year		684,312		601,261	46,097
Cash and equivalents at end of year		601,261		664,261	$50,926

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007, 2008 AND 2009
(AMOUNTS STATED IN THOUSANDS OF MEXICAN PESOS (PS.) AND THOUSANDS
OF U.S. DOLLARS ($), EXCEPT AS INDICATED OTHERWISE)

1.          Description of business:

Grupo Casa Saba, S.A.B. de C.V., through its consolidated subsidiaries, distributes pharmaceutical products, as well as health and beauty aids /other products, entertainment products (including magazines and books), food/non-perishable products, and office/electronic products. The Group distributes these product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico, as well as Rio de Janeiro, Brasil. The Group does not maintain separate operating results for each of its product lines, and as a result, it considers all of its operations and reporting the results of all of its operations to management as a single business segment. Revenue attributable to each of the product lines is disclosed in Note 14.

When the terms “the Company” or “the Holding Company” are used in the notes to the financial statements, they refer to Grupo Casa Saba, S.A.B. de C. V. without its consolidated subsidiaries. When the term “the Group” is used, it refers to Grupo Casa Saba, S.A.B. de C. V. together with its consolidated subsidiaries.

The individual and consolidated financial statements and their pertinent notes were authorized to be issued by the Board of Directors on March 30, 2010, and they will be submitted for approval of the Stockholders’ Meeting that will be held on April 30, 2010. The stockholders have the power to amend the financial statements subsequent they have been issued, as provided for in the General Corporate Law and the Company’s bylaws.

The Company holds the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2008	2009
Domestic subsidiaries:
Direct interest
Casa Saba, S.A de C.V.	(Casa Saba)	99.9%	48.21%	(*)
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V.	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de
Rehabilitación Sports Clinic, S.A. de C.V.	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V.	(Centennial)		99.9%	(*)
Grupo Mexatar, S.A. de C.V.	(Mexatar)		99.9%	(*)
Other real estate and service companies and Other	(20 subsidiaries)	99.9%	99.9%

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

		Economic Interest
		(Direct or indirect)
		2008		2009
Indirect interest
Centennial, S.A. de C.V.		99.9%	(*)
Mexatar, S.A. de C.V.		99.9%	(*)
Casa Saba				51.79%	(*)
Distribuidora Drogueros, S.A. de C.V.	(Didrosa)	99.9%		99.9%
Daltem Provee Norte, S.A. de C.V.	(Daltem Norte)	99.9%		99.9%
Farmacias Provee de Especialidades, S.A. de C.V.)	(Farmacias Provee)	99.9%		99.9%
Servicios Corporativos Drogueros, S.A. de C.V.	(Secodro)	99.9%		99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%		99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa))	99.9%		99.9%
Resonancia Sports Clinic, S.A. de C.V.		50.001%		50.001%
Servicios Corporativos Sports Clinic, S.A. de C.V.		50.001%		50.001%
Tampico Sports Clinic Ambulatorias, S.A. de C.V.		50.001%		50.001%
Other service companies	(4 subsidiaries)	99.9%		99.9%
Foreign subsidiaries:
Casa Saba Brasil Holdings Ltda. (**)	(CS Brasil)	100.0%		100.0%
CSB Drogarias, S.A. (**)	(Drogarias)	100.0%		100.0%
Associates:
Lomas Sports Clinic Ambulatorias, S.A. de C.V.		36.2%		36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.		47.0%		47.0%

(*)        At December 2009 year end, Management made internal changes in the stock structure among these Group’ subsidiaries (refer to subparagraphs g) and h) hereinbelow).
(**)      Entities organized in accordance with the laws of the State of Rio de Janeiro, Brasil.

During 2008 and 2009, the Group’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. The Group’s management constantly reviews its strategies to adapt to any economic changes that may arise.

a)         Through an assignment agreement of documents pending collection, dated December 31, 2008, the Group’s subsidiaries Centennial, Casa Saba, Citem and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 33,881, Ps. 185,624, Ps. 44,364 and Ps. 10,100, respectively. The sales price of the assignment agreed upon amounted to Ps.20,236, Ps. 115,915, Ps. 29,293 and Ps. 6,449, respectively.

b)         Through an assignment agreement of documents pending collection, dated November 30, 2009, the Group’s subsidiaries Casa Saba and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 133,074 and Ps. 15,796, respectively. The sales price of the assignment agreed upon amounted to Ps. 86,639 and Ps. 9,666, respectively.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

c)          In 2008, the Group incorporated the subsidiary Casa Saba Brasil Holdings Ltda. (CS Brasil), which mainly operates as a holding company of companies that sell pharmaceutical products through retail pharmacies in that region. In turn, CS Brasil is a subsidiary of Mexatar (subsidiary of the Company).

Through a stock purchase agreement dated May 15, 2008, CS Brasil acquired all of the issued and outstanding shares of capital stock of Drogasmil (now CSB Drogarias, S.A. or “Drogarias”), thereby obtaining control thereof. Drogarias sells pharmaceutical products through retail pharmacies. The agreed upon sales price amounted to R$ 182,500 Brazilian reals, less working capital amounting to R$ 27,525 (Ps. 911,253, approximately). As a result, an excess of the acquisition cost over the carrying value of the net assets acquired was determined in the amount of R$ 157,189 (Ps. 924,271, approximately). As part of the agreements, CS Brasil carries a contingent consideration liability that will be paid unless certain events occur in the future.  The contingent liability is recorded in the amount of R$ 9,585 (Ps. 56,406 and Ps. 71,759 for fiscal 2008 and 2009, respectively), which is included in the line item “other payables and accrued long-term liabilities” in the consolidated balance sheet.

At the acquisition date, the Group had recorded a preliminary purchase price allocation based on the estimated net assets identified from the business acquired, because of inadequate accounting records of Drogasmil at December 31, 2008. However, at the date of the auditor’s report, the Group completed clearing and adjusting the accounting records of Drogasmil  and therefore the purchase price was allocated except with respect to the value of inventories, whose estimated value at that date amounted to Ps. 246,000. The allocation was performed in accordance with Mexican FRS B-7, “Business acquisition” (FRS B-7), which recognizes the “purchase method” as the sole valuation standard. Toward that end, the information and events subsequent to the acquisition date were taken into account for determining the facts and circumstances existing at the acquisition date that merit an adjustment to the amounts initially recorded, except with respect to the value of inventories. Should there be any, the adjustments will be recognized retroactively at the acquisition date. Consequently, the Group considers that the value of goodwill recognized preliminarily will not undergo a significant change.

Pursuant to the above, the Group assessed goodwill impairment during the last quarter of fiscal 2009, which concurred with the decrease in the economic activity of Drogarias, due to the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry market in Brasil that year. As a result, at December 31, 2009, an impairment loss was recognized in the line item of “other (income) expenses, net”, since the net carrying value of the cash generating unit exceeded its “value in use” in the amount of Ps.210,000.

At December 31, 2008 and 2009, the balance sheets of CS Brasil reflected the following condensed financial information, translated to Mexican pesos by using the exchange rate at each year end:

	December 2008		December 2009
Current assets	Ps.	412,602	Ps.	435,527
Fixed assets		63,021		71,923
Other assets		11,379		7,127
Goodwill		1,087,850		1,173,913
	Ps.	1,574,852	Ps.	1,688,490

Total liabilities	Ps.	660,127	Ps.	911,923
Stockholders’s equity		914,725		776,567
Total liabilities and stockholders’s equity	Ps.	1,574,852	Ps.	1,688,490

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

In August 2007, Drogasmil acquired all of the issued and outstanding shares of the capital stock of Farmalife, Ltda, thereby obtaining control thereof. Farmalife Ltda. distributed pharmaceutical products in Brasil. The agreed upon sale price amounted to R$ 32,000 Brazilian reals (Ps. 188,160, approximately). As a result, an excess of acquisition cost over the fair value of the net assets acquired was determined in the amount of R$27,665 (Ps. 162,670, approximately). In August 2008, Farmalife, Ltda. merged with Drogasmil, and Drogasmil was the surviving entity.

d)         Through a stock purchase agreement dated April 24, 2008, the Company acquired one of the issued and outstanding shares of the capital stock of Controladora de Clinicas Ambulatorias y de Rehabilitación Sports Clinic, S. A. de C. V. (Controladora de Clinicas Ambulatorias). The agreed upon sales price amounted to Ps. 1. On that date, the stockholders of Controladora de Clinicas Ambulatorias resolved the approval of a capital stock increase in the amount of Ps. 9,438, which was subscribed for and paid by the Company. As a result, the Company holds 50.005 percent of the shares issued and outstanding of the capital stock of Controladora de Clinicas Ambulatorias, which distributes surgical and rehabilitation appliances, and also renders medical services, physical therapy and short-stay surgery.

As a result of the transactions discussed in c) and d) above, the consolidated financial statements at December 31, 2008 include the balance sheets of Drogasmil and Controladora de Clinicas Ambulatorias at the same date, as well as the results of operation as of the date of their respective acquisitions. At the acquisition date, the balance sheet of Drogasmil reflected the following unaudited condensed financial information.

	Unaudited amount
Current assets	Ps.	298,411
Fixed assets		21,806
Other assets		25,139
Goodwill		162,670
Total assets	Ps.	508,026

Total liabilities	Ps.	521,044
Stockholders’s equity		(13,018)
Total liabilities and stockholders’s equity	Ps.	508,026

Financial information of Controladora de Clinicas Ambulatoria is not significant to be disclosed.

e)         On December 8, 2008, Controladora Casa Saba, S. A. de C. V. was incorporated in order to organize and participate in the equity of all types of business associations. That subsidiary is included in the “other real estate and service companies”.

f)         Through a Minute of the Extraordinary and Ordinary Stockholders’ Meeting held on February 26, 2008, the stockholders of Farmacias Solis Hospitalarias y Oncologicas, S. A. de C. V. resolved an approval for a change of corporate name to Farmacias Provee de Especialidades, S. A. de C. V.

g)         In December 2009, the General Ordinary Stockholders’ Meeting of the subsidiary Casa Saba approved a capital stock increase in the amount of Ps. 1,854,874, by issuing 507,614,478 Series “B” shares with no par value shown. That increase was subscribed by the subsidiary Marproa. Consequently, at December 31, 2009, Marproa holds 51.79% of the shares issued by Casa Saba.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

h)         In December 2009, the Company acquired the total shares except one share of fixed and variable capital stock of the subsidiaries, Centennial, Distribuidora Citem, Mexatar, and Estrella del Este, S. A. de C. V. (Estrella del Este and Distribuidora Citem are included in “other real estate and service companies and other. As a result, those entities were converted into subsidiaries of direct interest.

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

Convenience translation

The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico. The consolidated financial statements are stated in Mexican pesos. U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in Mexican pesos at December 31, 2009. They have been included solely for the convenience of the reader and are translated from Mexican pesos as a matter of arithmetic computation only by using the rate of Ps.13.0437 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette at January 2, 2010. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3.         Significant accounting policies:

a)         Use of estimates

Preparing the accompanying financial statements requires the Group’s management to make certain estimates and use certain assumptions to determine the valuation of some assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses incurred during the periods. Those estimates and assumptions are made on a going concern basis and they are continuously reviewed by using the available information.

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

b)         Basis of consolidation

Effective January 1, 2008, Mexican FRS B-8, “Consolidated or combined financial statements” (FRS B-8) superseded Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments”. In accordance with FRS B-8, the Group has the option of presenting unconsolidated financial statements instead of consolidated financial statements when an intermediate holding company is involved and its stockholders express their agreement not to consolidate.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

The accompanying financial statements are presented on a consolidated basis, which include those of the Company and all of its subsidiaries (held directly or through its subsidiaries, acquired, incorporated, disposed of, etc.) in which the Company holds more than 50 percent of the common shares and/or has administrative control. Control exists when there is power to govern the financial and operating policies of an entity to obtain benefits from its activities. The accounting consolidation is made from the date on which the subsidiaries are acquired, incorporated and/or the control is held up to the date when they are disposed of and/or at the fiscal year end of the last year reported. For that purpose, the Group uses the subsidiaries’ audited financial statements, prepared in accordance with Mexican FRS. The consolidated financial statements are prepared at the same date and for the same period.

Investments in associates are initially recorded at acquisition cost. They are subsequently valued by using the equity method when the Company has significant influence. The Group uses audited financial statements of the associate for that purpose, prepared in accordance with Mexican FRS. Consequently, the Company records in income the proportionate share of the gains or losses reported by the associate and in stockholders’ equity, the variations of the other stockholders’ equity accounts. Significant influence is presumed to exist when equity ranges between 10 percent and 50 percent in public companies, and between 25 percent and 50 percent in non-public companies, unless it is proven that the Company has significant influence with a lower percentage.

All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

c)         Statement of income and statement of cash flows

The accompanying statements of income present costs and expenses based on their function, which are presented in generic captions in connection with their contribution to the different levels of income or loss. The cost of sales is separated from the other costs and expenses to present the level of gross profit.

In accordance with Mexican FRS B-2, “Statement of cash flows”, effective January 1, 2008, the statement of cash flows is part of the basic financial statements, substituting the statement of changes in financial position of the prior Bulletin B-12, “Statement of changes in financial position”. Pursuant to the foregoing, the statement of cash flows, prepared under the indirect method in a non-inflationary economic environment, present the cash inflows and outflows of the period in nominal monetary units.

d)         Recognition of the impact of inflation on the financial information

Effective January 1, 2008, the Group adopted Mexican FRS B-10, “Impact of inflation” (FRS B-10), substituting Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” (Bulletin B-10). The main changes were as follows:

i)           Effective January 1, 2008, the financial statements that recognize the impact of inflation are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment. FRS B-10 recognizes two economic environments, one results in the recognition of the impact of inflation and the other does not: a) inflationary (inflation equal to or higher than 26% accumulated in the three annual prior years); and b) non-inflationary (inflation below that percentage in the period referred to above). The percentage of inflation of the year and accumulated inflation of the three annual prior years, as measured by the National Consumer Price Index (INPC-Spanish acronym), was as follows:

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

Inflation
December 31	Annual	Acumulated
2009	3.6%	19.8%
2008	6.5%	15.0%
2007	3.7%	8.0%
2006	4.1%	4.1%

The percentage of inflation in Brasil is 3.14%, 4.46%, 5.9%, and 4.31% in 2006, 2007, 2008, and 2009, respectively.

ii)          Pursuant to the foregoing, the Group has not recognized the impact of inflation for the years ended December 31, 2008 and 2009, due to the non-inflationary economic environment in Mexico and Brasil. Consequently, effective 2008, the amounts of the overall financial statements are presented in nominal Mexican pesos. Through December 31, 2007, the Group recognized the effect of restatement regardless of the level of inflation. Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, by applying the comprehensive method, which is similar to that set forth in the repealed Bulletin B-10.

iii)         The accumulated gain or loss on holding nonmonetary assets and the gain or loss on monetary position effect, which were included in the line item “Deficit on restatement” as of December 31, 2007, were reclassified to retained earnings in the amount of Ps (2,571,740) in January 2008.

iv)         Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the impact of inflation was recognized in accordance with Bulletin B-10. That effect is maintained in the financial statements of the last year reported. At December 31, 2007, the restatement procedures were as follows:

●           Revenues and expenses related to monetary and nonmonetary items of fiscal year 2007 were restated at constant values at the date of the balance sheet at December 31, 2007, by applying the applicable INPC factor.

●           Monetary position was determined by applying the INPC factor to its net monetary position (difference between monetary assets and monetary liabilities), regardless of the level of inflation. That effect was included in the comprehensive gain or loss on financing.

●           The value of inventories was restated to replacement costs, which might apply to the last purchase or average price of the last purchase, without exceeding its net realizable value, whereas the value of property and equipment, intangible assets, and goodwill were restated based on the “adjustments due to changes in the general price level method”, by applying the INPC factor to the value of those assets.

●           Stockholders’ equity is restated based on the INPC factor by considering the age of contributions and that of earnings or losses generated. The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the 2007 fiscal year purchasing power of the currency. Subsequent to that period, the Company’s economic environment was no longer considered to be inflationary. At December 31, 2007, the deficit on restatement was reclassified to retained earnings (see subparagraph iii) hereinabove).

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

e)         Translation of financial statements of foreign operations

The accounting records of the foreign subsidiaries are maintained in the recording currency of the country where those subsidiaries are established. Their financial statements are adjusted to Mexican FRS prior to their translation and consolidation. The translation is carried out in accordance with Mexican FRS B-15, “Foreign currency translation”. Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment, in accordance with FRS B-10. Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operation operates in a non-inflationary economic environment and its functional currency is the Brazilian real. Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at year end exchange rate published by Banco de Mexico and the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period. The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income. Moreover, it is recycled to income at the date of its availability. That line item includes foreign exchange fluctuations, as discussed in subparagraph o) below.

At December 31, 2009 and 2008, the translation effect amounted to Ps. 137,585 and Ps. 72,796, respectively, net of income tax. The year end and average exchange rates used in the translation process were Ps. 7.49 and Ps. 6.89, respectively (Ps. 6.14 and Ps. 5.88 for 2008).

f)          Cash and cash equivalents

The balance of this line item consists of amounts available in cash and cash equivalents available for the Group’s operations. Cash equivalents consist of investments in highly liquid securities. When such securities are acquired, they have a maturity date of ninety days or less. They are payable on demand at market variable interest rates, and they are not subject to significant foreign exchange risks in their values. Those investments are valued at cost plus accrued interest. Interests and exchange fluctuations are included as part of the comprehensive gain or loss on financing.

g)         Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are recognized in the balance sheet, and assessed at fair value. The valuation effect, as well as costs and returns generated by financial instruments form part of the comprehensive gain or loss on financing when incurred or earned.

At December 31, 2008 and 2009, the carrying value of financial instruments approximates their fair value due to their short-term nature. Long-term debt incurred through bank loans with similar terms and due dates accrues variable market prevailing financing rates.

h)         Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss in all trade receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

i)           Inventories

Inventory value is presented at the lower of its acquisition cost or market. Effective January 1, 2008, during high inflationary periods, inventories are restated by using INPC factors, by considering the guidelines of FRS B-10. The Group analyzes its inventory balances to determine if any portion of their balance requires the need for an adjustment to the allowance or if it should be increased, due to the occurrence of adverse events such as physical damage, obsolescence, expiration, etc.

j)           Property and equipment

Property and equipment are initially recorded at acquisition cost. Effective January 1, 2008, during high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, in accordance with FRS B-10. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using INPC factors, as discussed in subparagraph iv) of paragraph d) above.

Depreciation is calculated on the value of property and equipment restated through December 31, 2007 or when the inflationary economic environment is applied, as well as on the acquisition cost for additions subsequent to 2007 when the economic environment is not inflationary, in accordance with FRS B-10, by applying the straight-line method based on the remaining economic useful life thereof.

The Group periodically assesses the carrying value of long-lived tangible and intangible assets, including goodwill and permanent investments in associate, to establish whether significant adverse events, changes in the business environment and/or changes in expectations regarding operating income for each cash generating unit, indicate that the carrying value of those assets may not be recoverable, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15). In such event, an impairment loss is determined by the excess of the carrying value of long-lived assets over the “value in use”, which consists of determining the present value of estimated cash flows. The impairment loss, if any, is recorded as a charge to operations in “other (income) expenses, net” in the period when such an assessment is carried out, unless indications noted are of a temporary nature. Mexican Bulletin allows the reversal of the recognition of impairment under certain circumstances. Property and equipment to be disposed of are recorded at the lower of the carrying value or the fair market value, less any sales related costs.

At December 31, 2008 and 2009, the Group’s management determined that there were no impairment indications that had a significant adverse impact on the carrying value of property and equipment.

k)          Intangible assets and goodwill

Effective January 1, 2008, Mexican FRS C-8, “Intangible assets” (FRS C-8) superseded Bulletin C-8 with the same name. Adoption of FRS C-8 had no impact on the Group’s financial statements.

Intangible assets are initially recorded at acquisition cost, which is equivalent to its fair value at acquisition date. Effective January 1, 2008, during high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, in accordance with the guidelines of FRS B-10. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using INPC factors, as discussed in subparagraph iv) of paragraph d) above.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group. Intangible assets with a defined economic useful life refer to licenses related to the technological platform with which the Group operates.

Effective January 1, 2009, Mexican FRS B-7, “Business combinations” (FRS B-7) superseded Bulletin B-7, “Business acquisitions”. Consequently: (i) the purchase method is used as the sole valuation standard; (ii) the purchase price is allocated on net assets acquired based on their estimated fair value at the acquisition date, except as discussed in Note 1c) above, without exceeding the consideration paid; (iii) the portion of the purchase price not allocated that is not identifiable is included in goodwill which, if applicable, is adjusted by any correction that may arise from events or circumstances subsequent to the acquisition date; and (iv) valuation is performed with certain exceptions to the use of fair value, in which case the pertinent Mexican FRS is applied. Goodwill is allocated to the cash flow generating units. Adoption of FRS B-7 had no impact on the Group’s financial statements.

Intangible assets with a defined economic useful life are amortized on their restated value through December 31, 2007 or when the inflationary environment applies, as well as on the acquisition cost for subsequent additions when the economic environment is not inflationary, in accordance with FRS B-10. Toward that end, the straight-line method is applied based on their remaining economic useful life.

Impairment of intangible assets with an undefined economic useful life

These intangible assets, including goodwill, are subject to periodic impairment tests, by applying the “value in use” method, in accordance with Bulletin C-15. Toward that end, “perpetuity value” is applied which considers: (i) the generation of excess value in use of assets other than goodwill (“excess value in use”); and (ii) the recovery of goodwill through perpetuity. Perpetuity value results from “excess value in use” between projected periods, discounted at an appropriate discount rate. Therefore, the impairment loss is generated by the excess carrying value over perpetuity value referred to above. The Group considers that its cash flow projections recognize medium and long-term economic variables fairly at the time of the calculation. Economic variables are related to the price of products, changes in operating expenses, industry trend, and discount and growth rates applied in perpetuity.

As discussed in Note 1c) above, at the date of the auditor’s report, the Group completed the purchase price allocation, except with respect to the value of inventories at the acquisition date (May 15, 2008) of the subsidiary Drogarias. However, Management carried out the goodwill impairment test during the last quarter of 2009. Consequently, an impairment loss was determined as explained in Note 1c) above. Impairment is due to significant adverse events at Drogarias that occurred in 2009, which are related to changes in the business environment, expectations in operating income, lack of liquidity, etc.

The Group recognizes the excess of fair value over the consideration paid as a bargain that: (i) reduces the value of the assets of the business acquired until they are exhausted. That adjustment is recognized in the acquiring Company; and (ii) the remaining balance is recognized as an unordinary gain at the acquisition date.

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

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

Significant obligations or losses related to contingencies are periodically evaluated. They are accounted for when it is likely that present obligations will require the disbursement of economic resources, and there are reasonable elements for their quantification. If there are no such reasonable elements, the contingencies are disclosed in the notes to the financial statements. Contingent revenues, income or assets are only recognized when their realization is practically certain.

Commitments are not recognized unless they result in a loss. Commitments are disclosed when they represent significant additions of fixed assets, goods or services contracted that substantially exceed the immediate needs of the Group or represent contractual obligations.

m)         Labor obligations

i)           The Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums for all of its employees, as well as severance benefits to employees when they complete the employment relationship prior to retirement age due to causes other than restructuring. Severance benefits represent legal ordinary severance payments. Those benefits are recognized in income based on actuarial computations, as employees render their services. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits for termination of the employment relationship are granted by Law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”. Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

The Group has created a fund placed in an irrevocable trust with a financial institution to meet the labor obligations derived from defined benefits. During 2008 and 2009, the contributions to the fund amounted to Ps.15,512 and Ps. 20,696, respectively. Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market.

ii)          The relevant information regarding labor obligations derived from defined benefits is summarized below. The rates referred to below with regard to actuarial assumptions are stated in real terms (nominal rates discounted by inflation).

	December 31,
	2008		2009
Labor liability
Accumulated benefit obligation	Ps.	158,300	Ps.	133,213
Additional benefit related to future
compensation increases		55,002		96,758
Projected/defined benefit obligation		213,302		229,971
Fair value of plan assets		79,163		96,698
Funded status		134,139		133,273
Unrecognized net transition obligation		(28,468)		(20,884)
Negative plan amendments		8,903		9,072
Unrecognized net loss		(52,446)		(53,300)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	62,128	Ps.	68,161

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

	December 31,
	2008		2009

Net periodic cost
Service cost	Ps.	11,051	Ps.	11,297
Interest cost		17,279		18,816
Expected return on plan assets		(9,491)		(7,597)
Amortization of unrecognized net transition obligation		8,168		7,804
Amortization of plan amendments		(473)		(495)
Amortization of unrecognized net loss				2,052
Other		6,643		(409)
Net periodic cost	Ps.	33,177	Ps.	31,468

Assumptions (real rates)
Discount rate	9.00%	9.25%
Salary increase rate	5.00%	4.00%
Return on plan assets	9.71%	9.75%

Change in projected benefit obligation
Actual projected benefit obligation at beginning of year	Ps.	210,452	Ps.	213,300
Service cost		11,193		11,297
Interest cost		17,302		18,816
Plan amendments		776
Actuarial loss		(6,507)		10,073
Benefits paid		(19,877)		(21,639)
Effect on curtailment on benefit obligation		(136)		(1,177)
Effect on settlement on benefit obligation		97		(700)
Projected benefit obligation at end of year	Ps.	213,300	Ps.	229,970

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	90,240	Ps.	79,163
Actual return on plan assets		2,393		11,798
Employer contributions				20,696
Benefits paid		(13,470)		(14,959)

Fair value of plan assets at end of year	Ps.	79,163	Ps.	96,698

Funded status	Ps.	134,137	Ps.	133,272
Unrecognized net transition obligation		(23,559)		(20,884)
Negative amendments (unrecognized prior service cost)		10,270		9,072
Unrecognized net loss		(54,232)		(53,299)
Unrecognized amortization		(4,488)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	62,128	Ps.	68,161

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

At December 31, 2007, the additional employee retirement liability (net present liability over net projected obligation) exceeded the limit amount for recording an intangible asset as an offsetting entry in certain of the Group’s subsidiaries. The intangible asset was recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of the plan. Therefore, at December 31, 2007, the excess of the additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as contra-equity in the amount of Ps. 19,127, under Mexican FRS. Effective January 1, 2008, that balance was eliminated, in accordance with the new Mexican FRS.

iii)         At December 31, 2008 and 2009, the amount of the direct short-term benefit due to compensated absences (vacations, sickness, provisional disability, maternity leave, etc.), cumulative and non-cumulative, was immaterial.

iv)         Employee profit sharing due is recorded based on the amount payable, determined on taxable income generated, as provided for in the currently enacted tax legislation.

v)          Effective January 1, 2008, the Group adopted Mexican FRS D-3, “Employee fringe benefits” (FRS D-3), thereby substituting Bulletin D-3, “Labor obligations” (Bulletin D-3). As a result:

●
the additional employee retirement liability, which amounted to Ps. 52,266 at December 31, 2007 and its offsetting entry in the balance sheet (“intangible asset” in the amount of Ps. 33,139 and “additional employee retirement liability” included in stockholders’ equity in the amount of Ps. 19,127), were eliminated.

●
the unrecognized net transition obligation existing at December 31, 2007 can be amortized in five years if the remaining useful years of service of employees exceeds that period. At December 31, 2008 and 2009, the amortized amount of that item was immaterial.

●
the opening transition asset or obligation is not recognized, unless a new defined fringe benefit plan is established. At December 31, 2008 and 2009, the Group did not establish any new plan for such item.

●	actuarial gains or losses and prior services of benefits upon termination due to causes other than restructuring are recognized in income. At December 31, 2008 and 2009, that amount was immaterial.
●
Employee profit sharing is recognized in income in the line item “other (income) expenses, net”. Deferred employee profit sharing is determined by using the “asset and liability method”, by applying a 10 percentage rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes, in accordance with the pertinent legislation. At December 31, 2008 and 2009, the deferred employee profit sharing asset amounted to Ps. 5,699 and Ps. 19,055, respectively. Those amounts were offset by a similar valuation allowance, in accordance with Mexican FRS.

Through December 31, 2007, the effect of employee profit sharing due and deferred was presented in income in “taxes on earnings”, and it was determined by applying the statutory rate to temporary differences resulting from the reconciliation between net income and taxable income of the period. The deferred employee profit sharing was only recorded when it was presumed that the temporary items generated an asset or a liability, and there was no evidence that this situation would change. At that date, the Group did not have any temporary items of that nature.

n)          Income Tax, Corporate Flat Tax, and Employee Profit Sharing

i)           The Company and its subsidiaries account for the provision for taxes on earnings payable, which is determined based on taxable income that is obtained as provided for in the currently enacted tax legislation. To determine taxes on earnings, effective January 1, 2008, the Mexican tax authorities enacted the Corporate Flat Tax Law (IETU-Spanish acronym), which co-exists with the Income Tax Law (refer to Note 13 below).

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

ii)          In accordance with Mexican FRS D-4, “Taxes on earnings” (FRS D-4), the deferred income tax effect is determined by applying the “asset and liability method”. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances. The income tax rate applied to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the financial statements, as well as the amount of the tax loss carryforwards, will be affected at the time it is estimated that the temporary differences are realized. The deferred income tax asset and/or liability are classified as a noncurrent item. The deferred income tax effect of the year is recorded in income as a component of “provisions for income tax”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income, in accordance with Mexican FRS.

The Company and its subsidiaries perform a periodic valuation allowance review to determine the amount of the deferred asset (income tax and/or employee profit sharing) that is more likely that not will be realized and recorded based on the available information.  Any reduction in the deferred asset amount that is not realized is recorded in the results of operations and/or stockholders’ equity, by considering the nature of the temporary item. At December 31, 2008 and 2009, the Company and its subsidiaries determined there was no need for a valuation allowance to be recognized as the deferred asset was deemed to be fully recoverable.

The deferred IETU effect is determined on temporary differences, tax loss carryforwards, and tax credits, by applying the “asset and liability method”. The applicable IETU rate will be the rate in effect on the date on which it is estimated that temporary differences are reversed and / or when tax loss carryforwards are offset and tax credits are used. The deferred IETU asset or liability will be classified as long-term. As explained in Note 13b) below, the new IETU Law does not contain a regime for tax consolidation purposes.

iii)         At December 31, 2008 and 2009, the Company and its subsidiaries determined that the taxes on earnings that will normally be paid (the higher of income tax or IETU) will be that which is obtained from the taxable income base of income tax, which the Company and its subsidiaries estimate will exceed the taxable income base of IETU, in accordance with a projection based on reasonable assumptions, as provided for in IFRS-8 “Effect of Corporate Flat Tax” (IFRS-8). If the Company and its subsidiaries determine that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU. If the event is circumstantial, the Company and its subsidiaries will account for deferred income tax, even though IETU will be due in the period. Management restates this estimate periodically.

iv)         The Group does not recognize a deferred income tax liability on the undistributed earnings of its subsidiaries, which are recognized by using the equity method, since those earnings are expected to be reinvested and they will not generate income tax in a foreseeable future.

v)          The Company and its subsidiaries prepare the income tax return on a consolidated basis, except as discussed in subparagraph iii) of Note 13a) below. The Company and its other consolidated subsidiaries meet the characteristics for Holding Company and controlled companies, respectively, in accordance with the Income Tax Law. Therefore, the Company recognizes the impact of the eliminations that should be recorded for tax consolidation purposes.

vi)         As explained in Note 13) below, effective 2009, the Management decided that some significant subsidiaries were no longer considered as controlled, in accordance with the Income Tax Law for tax consolidation purposes. Consequently, starting with its tax deconsolidation, those controlled companies individually meet the tax obligations set forth in the Income Tax Law.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

vii)        Effective January 1, 2008, the Group adopted FRS D-4, “Taxes on earnings” (FRS D-4), thereby substituting Bulletin D-4, “Accounting treatment of income tax, asset tax, and employee profit sharing” (Bulletin D-4). As a result: (i) the balance of the “Accrued deferred income tax on earnings” account, which applies to the opening application of Bulletin D-4 in the year 2000, which was presented in stockholders’ equity in the amount of Ps. (40,695) at December 31, 2007, was reclassified to retained earnings in January 2008, and (ii) the exception to not calculating deferred income tax on permanent investments in associates was eliminated.

o)          Comprehensive gain or loss on financing (RIF - Spanish acronym)

RIF represents the expense or income derived from financing activities during the period. RIF consists of interest, the exchange rate fluctuation effect, changes in fair value of financial instruments and, through December 31, 2007 or when the inflationary economic environment is applied, the gain or loss on monetary position. The RIF effect is recorded in income, except if the RIF attributable to “qualified assets” is capitalized in accordance with Mexican FRS D-6, “Capitalization of the comprehensive gain or loss on financing”. The amount of the qualified asset should not exceed the amount of the expected economic benefit.

Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency denominated monetary items are translated to Mexican pesos by using the exchange rate published by the Banco de Mexico at the date of the balance sheet. Resulting exchange fluctuations are included in income, except as discussed in the paragraph above. Foreign exchange fluctuations, if any, that arise from the foreign currency debt related to the acquisition of foreign entities and those identified with foreign currency denominated related party balances that are of a long-term investment nature are included in the “Accumulated translation effect”.

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

r)          Revenue recognition

Revenues are recognized at the fair value of the consideration received or receivable, reduced from returns, rebates, and discounts granted to customers in the period in which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determinable, (iv) the collection is reasonably assured, and (v) there is no condition or uncertainty that might imply their reversal and, therefore, the customer assumes the risk of loss. Due to the nature of its operations, the Group assumes total risk of ownership of the products purchased from third parties, and it does not act as an agent or commission agent.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

s)          Cost of sales

In 2008 and 2009, the cost of sales represents the acquisition cost of inventories at the time of the sale. Through December 31, 2007, that cost represented the replacement cost, without exceeding their net realizable value.

t)           Concentration of risk

The Group sells its products to a large number of customers. Accordingly, no individual customer accounted for a significant amount of sales or receivables in fiscal year of 2007, 2008 and 2009. Furthermore, there are no significant concentrations related to suppliers to the Group that provide it with inventories in those years.

u)         Accounting changes fiscal 2009

In connection with the amendments to the Income Tax Law in Mexico, effective January 1, 2010, dated December 15, 2009, the CINIF issued IFRS 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings” (IFRS-18) to be applied immediately, which sets forth the accounting treatment of the income tax liability derived from the changes to the tax consolidation regime. The change requires that the Group determines income tax due at December 31, 2009 as if the tax consolidation provisions had not existed since fiscal 1999 henceforth. IFRS-18 sets forth that: (i) the liability relative to the effect of the tax reform on intercompany dividends should be recognized with a charge to retained earnings, without preparing the restatement of prior year financial statements; and (ii) the liability related to the tax losses of subsidiaries and losses on the sale of shares, used in tax consolidation should not be offset by the income tax asset associated with the same items. The realization of the income tax asset is subject to generating future taxable income in the controlled companies that generated tax losses in the past.

Pursuant to the foregoing, the Group recognized a liability in the amount of Ps. 133,619 with a charge to retained earnings, due to the difference between the consolidated “Net taxable income account” (CUFIN-Spanish acronym) balance and the CUFIN balances of the controlled entities (refer to subparagraph f) Note 13) below).

4.         Receivables:

	2008		2009

Trade receivables	Ps.	5,628,079	Ps.	5,814,642
Allowance for doubtful accounts		(405,999)		(586,322)
		5,222,080		5,228,320
Other receivables		373,982		385,808
Related parties		39,091		41,306
Value added tax recoverable		74,833		84,202
Income tax recoverable		138,278		275,536
Other taxes recoverable		72,050		108,697
	Ps.	5,920,314	Ps.	6,123,869

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

5.         Inventories:

	2008		2009

Pharmaceutical products	Ps.	3,935,784	Ps.	4,182,456
Beauty care products		577,122		657,104
Books and magazines		565,484		243,323
Electric appliances		3,230		4,035
Groceries		33,996		25,464
Other		17,425		21,363
		5,133,041		5,133,745

Estimate for reserve of inventory		(6,517)		(48,103)
		5,126,524		5,085,642
Merchandise-in-transit		41,177		55,500
	Ps.	5,167,701	Ps.	5,141,142

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

6.         Property and equipment:

	2008		2009

Buildings	Ps.	998,310	Ps.	1,001,244
Machinery and equipment		184,867		204,659
Transportation equipment		370,985		266,519
Office equipment		223,273		232,404
Computer equipment		425,390		443,867
		2,202,825		2,148,693
Less-accumulated depreciation		(1,152,840)		(1,150,383)
		1,049,985		998,310
Land		355,000		357,553
	Ps.	1,404,985	Ps.	1,355,863

The average annual depreciation rates for 2008 and 2009 were as follows:

Buildings and improvements	2.10%
Machinery and equipment	6.09%
Transportation equipment	10.15%
Furniture and fixtures	6.50%
Computer equipment	11.15%

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

7.         Goodwill:

	2008		2009
Drogueros	Ps.	128,370	Ps.	128,370
Farmacias ABC		32,551		32,551
Citem		56,456		56,456
CS Brasil		1,087,850		1,173,913
	Ps.	1,305,227	Ps.	1,391,290

8.         Related party balances and transactions:

At December 31, 2008 and 2009, the related party balances and transactions were as follows:

	2008		2009
Account receivables
Aeroxtra, S.A. de C.V.	Ps.	2,000	Ps.	4,489
Xtra Inmuebles, S.A. de C.V.		30		30
Tenedora Farmaceutica de Mexico, S.A. de C.V.		9,590		9,590
Tenedora de Farmacias Morelianas, S.A. de C.V.		20,582		18,597
Grupo Xtra, S.A. de C.V.		6,668		8,600
Administradora Inmas, S.A. de C.V.		221
	Ps.	39,091	Ps.	41,306
Account payable
Administradora Inmas, S.A. de C.V.			Ps.	430

During 2008, the related party transactions were as follows:

	Services received		Interest cost		Financing Granted
Aeroxtra, S.A. de C.V.	Ps.	9,874	Ps.	192	Ps.
Xtra Inmuebles, S.A. de C.V.		4,703
Tenedora Farmacéutica de México						9,590
Tenedora de Farmacias Morelianas						20,582
Administradora Inmas, S.A. de C.V.		549
Total	Ps.	15,126	Ps.	192	Ps.	30,172

During 2009, the related party transactions were as follows:

	Services received
Aeroxtra, S.A. de C.V.	Ps.	17,686
Xtra Inmuebles, S.A. de C.V.		4,285
Administradora Inmas, S.A. de C.V.		1,194
Total	Ps.	23,166

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

At December 31, 2008 and 2009, the total benefits granted to key management personnel or significant directors amounted to Ps. 31,264 and Ps. 41,091, respectively. During 2008 and 2009, the Group had no other material related party agreements.

The Group considers that the related parties referred to above are not “Specific Purpose Entities”, in accordance with the scope of Mexican FRS B-8, “Consolidated or combined financial statements” and, therefore, at December 31, 2008 and 2009, the Group has not consolidated the assets, liabilities, and operating income of those entities.

9.         Bank loans:

	Short-term		Long-term
Scotiabank Inverlat, S.A., Institucion de Banca Multiple
Credit agreement used to finance the acquisition of shares of capital stock of Drogasmil (Note 1c) above). Principal and interests payments are required to be made monthly at the market variable Equilibrium Interbank Interest Rate (TIIE-Spanish acronym) plus certain percentage points. The credit facility matures in May 2015 at which point any remaining outstanding principal is due in full. The borrowing is qualified by the Group.	Ps.	201,890	Ps.	891,644

Borrowing date	Borrowing amount		Installments		Balance		Note
2008
May	Ps.	670,000	Ps.	65,139	Ps.	604,861	1
August		136,000		13,222		122,778	1
September		107,000		10,403		96,597	1
November		140,000		13,611		126,389	2
2009
February		65,000		6,319		58,681	2
July		92,000		7,772		84,228	2
	Ps.	1,210,000	Ps.	116,466	Ps.	1,093,534

1  At December 31, 2009 the interest rate was 5.67%
2  At December 31, 2009 the interest rate was 7.92%

The credit agreement sets forth affirmative and negative covenants, in effect during the term of the credit, which the company and its subsidiaries are in compliance with at December 31, 2009.

Banco Nacional de Mexico, S.A.	150,000
Unsecured credit agreement used to support working capital. The loan bears interest at market variable interest rate. The loan is qualified by the Group. At December 31, 2009 the interest rate was 8.97%.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

	Short-term	Long-term

BBVA Bancomer, S.A.	350,000
Unsecured revolving credit agreement used to support working capital. The loan bears interest at market variable interest rate. The credit facility matures in September 2011. The borrowing is qualified by the Group. At December 31, 2009 the interest rate was 8.40%.

Banorte, S.A.	85,000
Unsecured revolving credit agreement used to support working capital. The loan bears interest at the market variable TIIE rate plus certain percentage points. The credit facility matures in September 2010. The borrowing is qualified by the Group. At December 31, 2009 the interest rate was 8.07%.

Ixe Banco, S.A. Institucion de Banca Multiple Ixe Grupo Financiero(Ixe)	220,043

On October 9, 2009, the Company entered into a program to promote commerce with Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo, whereby the Company can access to factoring and electronic discounts of notes with certain suppliers.

Pursuant to the foregoing, the Company entered into an agreement with Ixe in November 2009, whereby Ixe acquired the collection rights presented by certain suppliers of the Company at a discount, and the Company will pay Ixe the nominal value of the discounted collection rights at the due date. The transactions that can be carried out under this agreement amount to a maximum of Ps. 250,000.

Financiera Bajio, S.A. de C.V. Sociedad Financiera de Objeto Multiple (Financiera Bajio)	718

The Company entered into an agreement with Financiera Bajio in October 2009, whereby the latter acquired the collection rights presented by certain suppliers of the Company at a discount, and the Company will pay Financiera Bajio the nominal value of the discounted collection rights at the due date. The transactions that can be carried out under this agreement amount to a maximum of Ps.200,000.

Other:
Bank loans obtained by Drogarias for working capital and refinancing a short-term debt acquired in these last years. Loans bear interest at market rates and they are summarized as follows:	476,178

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

Banking institution	Opening	Due date	Amount in Brazilian reals (R$)
Banco ABC S/A	Dic-09	Ene-10		5,050
Banco Brasileiro de Descontos S/A	Dic-09	May-10		1,465
Banco Brasileiro de Descontos S/A	Nov-09	Feb-10		1,492
Banco Brasileiro de Descontos S/A	Ene-09	Ene-10		112
Banco Brasileiro de Descontos S/A	Dic-09	Abr-10		5,000
Banco Citibank S/A	Jul-09	Ene-10		833
Banco Citibank S/A	Sep-09	Ene-10		704
Banco Itaú S/A	Dic-09	Abr-10		12,000
Banco Itaú S/A	Jul-09	Ene-10		671
Banco Safra S/A	Dic-09	Mar-10		809
Banco Safra S/A	Dic-09	Ene-10		11,145
Banco Safra S/A	Oct-09	Ene-10		189
Banco Santander S/A	May-09	Ago-10		2,931
Banco Santander S/A	Dic-09	Feb-10		13,163
Banco Santander S/A	Sep-09	Oct-10		1,550
União de Bancos Brasileiros S/A	Dic-09	Mar-10		4,469
União de Bancos Brasileiros S/A	Nov-09	Ene-10		2,022
Total Brazilian reals				63,605
Equivalent Mexican pesos			Ps.	476,178

As discussed in Note 16) below, the loans referred to in the foregoing chart were settled by being paid in full in March 2010.		7,297

Interest payable		7,297

Total	Ps.	1,491,126	Ps.	891,644

Applicable interest rates are adjusted monthly, in accordance with market rates in effect. Accordingly, at December 31, 2008 and 2009, the carrying value of banking debt approximates its fair value.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

At December 31, 2009, the Group has the following credit facilities available:

Banking institution	Total amount of the credit line		Amount used on December 31, 2009		Available amount on December 31, 2009
Banco Nacional de Mexico, S.A.	Ps.	300,000	Ps.	150,000	Ps.	150,000
Banorte, S.A.		85,000		85,000
Banco Santander Mexicano, S.A.		440,000				440,000
Scotiabank Inverlat, S.A.		250,000				250,000
BBVA Bancomer, S.A.		450,000		350,000		100,000
Banco Ve por Mas, S.A.		100,000				100,000
	Ps.	1,625,000	Ps.	585,000	Ps.	1,040,000

At December 31, 2008, the short and long-term bank loans amounted to Ps.1,324,824. Payment terms and interest rates at that date were similar to current terms and rates for the loans existing at 2009 fiscal year end.

10.       Deferred effect of taxes on earnings and employee profit sharing:

At December 31, 2008 and 2009, the deferred income tax liability, was as follows:

	2008		2009
Cumulative inventory	Ps.	1,576,131	Ps.	1,153,391
Allowance for doubtful accounts and estimate for slow-moving inventory		(394,808)		(577,331)
Property and equipment		493,291		496,392
Other		290,384		262,375
		1,964,998		1,334,827
Tax loss carryforwards		(8,558)		(4,787)
Controlled subsidiaries’s tax loss carryforward generated before the tax consolidation		(175,415)		(107,217)
		1,781,025		1,222,823
Income tax rate		28%		30%
		498,687		366,847
Translation effect of foreign operations				75,341
Deferred income tax due to changes in tax
consolidation regime (Note 13, paragraph f)				233,580

Deferred income tax liability	Ps.	498,687	Ps.	675,768

i)           As discussed in Note 3n) above, the Company and its subsidiaries determined that income tax will be the taxes on earnings that will normally be paid in future years, in accordance with their short-term projections based on reasonable assumptions. Therefore, at December 31, 2008 and 2009, the Holding Company and its subsidiaries individually recognized deferred income tax for classifying that event as permanent.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

The deferred income tax asset is realized when: (i) taxable income is generated and its effect offsets the reversal of deductible temporary differences, including the tax loss carryforwards effect; and (ii) there are sufficient accumulable temporary differences whose reversal occurs in the reversal period of the deductible temporary differences. The Company and its subsidiaries estimate that the deferred income tax asset will be realized considering their business plan, and no IETU will be generated in the short-term. Toward that end, Management takes into account expansion plans, projected taxable income, tax planning strategies, etc.

The Company and its subsidiaries only record deferred IETU if, based on estimates with a reasonably permanent effect, each Company determines that the tax on earnings due in the future will be IETU instead of income tax. In that event, the deferred income tax balance will be adjusted to the resulting amount of IETU. In accordance with the IETU Law, each company should pay IETU individually, since that Law does not contemplate a tax consolidation regime.

Every company that forms part of the consolidated Group (including the Holding Company) should pay IETU individually. Deferred IETU will only be recorded if, based on certain estimates, each Company individually determines that it will be subject to IETU and that event will qualify as permanent. In that case, the deferred income tax balance will be adjusted to the resulting amount of IETU.

 (ii)        At December 31, 2007, 2008, and 2009, the rate of income tax due (theoretical) was as follows:

	2007		2008		2009
Income before taxes on earnings	Ps.	1,093,313	Ps.	897,567	Ps.	492,175
Goodwill impairment (Brasil)						210,000
Permanent and temporary items, net		226,608		250,858		454,652
		1,319,921		1,148,425		1,156,827
Income tax rate		28%		28%		28%
Income tax due	Ps.	369,578	Ps.	321,559	Ps.	323,911

The expense for taxes on earnings is summarized as follows:

	2007		2008		2009
Income tax due	Ps.	369,578	Ps.	321,559	Ps.	323,911
Deferred income tax		(126,331)		(95,162)		(131,840)
Asset tax		1,677
Recovery of asset tax paid in prior years		(56,698)
IETU due				76,052		19,826
	Ps.	188,226	Ps.	302,449	Ps.	211,897
Effective income tax rate		22%		25%		27%

At December 31, 2009, deferred income tax applied to specific stockholders’ equity account that generated it amounted to Ps. 75,341. At 2008 year end, there was no income tax applied to that line item.

At December 31, 2008 and 2009, IETU due in the amount of Ps. 76,052 and Ps. 19,826, respectively, applies to tax on earnings paid individually by every company that forms part of the consolidated Group (including the Holding Company). In those years, the amount of deferred employee profit sharing applied to income amounted to Ps. 0 and (Ps.197) and Ps. 254, respectively.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

11.       Foreign currency position:

At December 31, 2008 and 2009, assets and liabilities denominated in foreign currencies, translated into reporting currency, were as follows:

	2008		2009
Assets:
Current assets	Ps.	458,399	Ps.	516,230
Long-term assets		1,155,276		1,178,317
		1,613,675		1,694,547
Liabilities:
Current liabilities		540,951		466,850
Long-term liabilities		119,858		476,182
		660,809		943,032
Lending position, net	Ps.	952,866	Ps.	751,515

At December 31, 2008 and 2009, the exchange rates used in the translation process of the reporting currency, published by the Banco de Mexico, are as follows:

	2008				2009
Currency	Balance sheet date		Report issuance date		Balance sheet date		Report issuance date
U.S. dollar	Ps.	13.77	Ps.	13.14	Ps.	13.04	Ps.	12.25
Brazilian real	Ps.	5.88	Ps.	6.12	Ps.	7.48	Ps.	7.08

At December 31, 2008 and 2009, the Group had not entered into any derivative financial instruments transactions or hedge transactions against foreign exchange risks.

12.       Stockholders’ equity:

a)          Capital structure

At December 31, 2008 and 2009, paid-in capital stock was as follows:

	Number of	Par value
	Shares	2008		2009
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173
Historical capital stock	265,419,360	Ps.	167,903	Ps.	167,903
Restated capital stock		Ps.	1,123,764	Ps.	1,123,764

At December 31, 2008 and 2009, capital stock comprised of Series “Sole” common shares, fully subscribed for and paid, with no par value shown. Variable capital stock has no limits.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

Effective January 1, 2008, stockholders’ equity is restated during the high inflationary periods, as explained in Note 3 d) above. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, stockholders’ equity was restated as discussed in subparagraph iv) of paragraph d) of the same Note.

Repurchase and resale of own shares (restricted earnings)

The Company may acquire the shares representative of its capital stock with a charge to stockholders’ equity, without reducing capital stock, or with a charge to capital stock. In this last event, they become treasury shares, without requiring a resolution adopted by the stockholders’ meeting. The General Ordinary Stockholders’ Meeting determines the amount that should be allocated toward share repurchases for each year. Those funds may not exceed the balance of the Company’s net earnings, including retained earnings. The amount of the reserve for own share repurchases is appropriated from retained earnings.

At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15 percent of the Company’s stockholders’ equity as of December 31, 2002, without exceeding retained earnings at that date. During 2008 and 2009, the Stockholders’ Meetings resolved to maintain the same level of reserve approved by its similar on April 22, 2003. During 2008 and 2009, the stockholders resolved not to agree a specific number of shares and Mexican peso amounts for repurchase of its own shares.

b)         Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5 percent of the Company’s income to a legal reserve until that reserve equals 20 percent of the Company’s capital stock. Equity in earnings of subsidiaries and associates is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. At December 31, 2008 and 2009, the Company’s legal reserve amounted to Ps. 194,721 and Ps. 224.477, respectively, which is included in the “Retained earnings” line item.

c)         Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the consolidated “Net taxable income account” (CUFIN-Spanish acronym). Any dividends paid out in excess of CUFIN are subject to a 42.9% tax rate payable by the Company and its subsidiaries for 2010 (38.9% for 2009). The resulting income tax may be offset against income tax due in the same year and the subsequent two years and/or IETU of the same period. The consolidated balance of CUFIN is determined as provided for in currently enacted tax legislation. At December 31, 2008 and 2009, the consolidated balance of CUFIN amounted to Ps. 2,725,412 and Ps.3,277,451, respectively.

In April 2007, 2008 and 2009, dividends were declared at the Company’s Stockholders’ Meeting in the amount of Ps. 175,372, Ps. 170,000 and Ps. 170,000, respectively, to be paid out of retained earnings. Dividends paid did not exceed the consolidated CUFIN balance at those dates. Therefore, no income tax was due.

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

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

d)         Dividends among companies of the Group

Dividends paid out of the CUFIN among companies of the Group are subject to the new provisions set forth by the 2010 tax reform (see subparagraph f) Note 13) below).

Through December 31, 2008, the tax consolidated regime set forth that dividends distributed among the Group’s companies that were not paid out of the CUFIN were subject to income tax at the time when the shares of the controlled subsidiary that distributed them were sold, either in whole or in part, when the equity stake was reduced in the held company or when the Group was dissolved or no longer consolidated.

On November 5, 2008 and December 18, 2009, the Casa Saba’s General Ordinary Stockholders’ Meeting, declared the payment of dividends in the amount of Ps. 1,119,732 and Ps. 1,140,000, respectively, in favor of the Company, as well as Ps. 1 (peso) in favor of Inmuebles Visosil, S. A. de C. V.

In December 2009, the General Ordinary Stockholders’ Meeting of Drogueros, Estrella del Este, Secosa and Secodro declared the payment of dividens in the amount of Ps. 320,000, Ps. 1,200, Ps. 24,500 and Ps. 1,700, respectively, in favor of Inmuebles Visosil, S.A. de C.V. Moreover, in December 2009, the General Ordinary Stockholders’ Meeting of Inmuebles Visosil, S.A. de C.V. declared the payment of dividends in the amount of Ps. 367,000 in favor of Casa Saba.

13.       Tax system:

Effective January 1, 2008, the tax authorities enacted the IETU Law which co-exists with the Income Tax Law, and repealed the Asset Tax Law. Therefore, effective that date, the Company and its subsidiaries pay the higher of income tax or IETU.

Taxes are computed in Mexican pesos as of the date on which the transactions occurred. Under Mexican FRS, through fiscal year 2007 the taxes were restated to fiscal year end Mexican pesos by applying the INPC factor.

a)         Consolidated income tax due

i)           In fiscal years 2007, 2008 and 2009 the income tax rate was 28%. The Company and its subsidiaries determine the income tax amount on a consolidated basis, except as discussed in subparagraph iii) hereinbelow. For this purpose, the Holding Company includes the amount of “consolidating tax equity” in tax consolidation, that is, the amount of taxable income/tax loss generated in the year by its controlled companies is included in tax consolidation at 100 percent of the equity stake that the Holding Company holds in the capital stock of its controlled companies. In addition, the Holding Company also includes at 100 percent its individual taxable income/tax loss generated in the same year in tax consolidation.

ii)          In 2005, the Company and its subsidiaries chose to deduct the cost of sales of the “base inventory” determined at December 31, 2004 for tax purposes, in accordance with the Income Tax Law. Due to the foregoing, those entities determined the “cumulative inventory” value which is treated as taxable income for income tax purposes. At December 31, 2004, cumulative inventory amounted to Ps. 3,184,264. Its accumulation is annual, effective 2005 through fiscal year 2012. At December 31, 2008 and 2009, the cumulative inventory amount added to the taxable income for income tax purposes amounted to Ps. 498,508 and Ps. 428,805, respectively.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

iii)         Effective December 18, 2009, the Management decided that some significant subsidiaries were no longer considered as controlled for tax consolidation purposes. Consequently, as of that date, those controlled companies individually meet the obligations set forth in the Income Tax Law. As a result of deconsolidation, the Holding Company paid income tax in the amount of Ps. 188,768.

The subsidiary Marproa is authorized to pay the higher of income tax or IETU separately from the Group under a tax regime known as the “administrative facilities”. This regime grants benefits regarding ascertainment of disbursements made by Marproa, as well as others relative to offset “consumption taxes”.

iv)         Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards, and the cumulative inventory effect of the year. At December 31, 2008 and 2009, the Group generated consolidated taxable income for income tax in the amount of Ps. 1,148,425 and Ps. 1,156,287, respectively.

At December 31, 2009, income tax assessed on the subsidiaries that do not consolidate for tax purposes amounted to Ps. 211,128.

b)         Corporate Flat Tax Law (IETU-Spanish acronym)

IETU is a direct tax with a flat rate that taxes the remaining net cash flow of the Company that is used to pay production factors for the gross formation of capital.

The IETU Law does not contain a regime for tax consolidation purposes. Accordingly, the Company and its subsidiaries should pay IETU individually. In terms of the Income Tax Law, each company may consider the amount of income tax that has been delivered to the Holding Company as its own income tax, which may be credited against IETU due. At December 31, 2008 and 2009, some controlled companies generated IETU greater than income tax, therefore IETU was the annual tax due individually. In those years, annual IETU paid by the companies amounted to Ps. 76,052 and Ps. 19,826, which is included in income in the line item of “Provisions for income tax”. Payment of that tax is considered final.

While IETU co-exists with income tax (the transition period extends through fiscal year 2010), IETU is paid if it is greater than income tax of the same period. IETU of the period is reduced by income tax (that of derived from taxable income, as the case may be, that of dividends paid) of the same period that has actually been paid. If IETU is less than income tax, the Company is not subject to IETU. Moreover, if the authorized deductions for IETU purposes exceeds its taxable income (negative base), the Company is not subject to IETU.

IETU of the period is obtained by applying the annual tax rate to taxable income determined on a cash flow basis. The annual IETU tax rate is 16.5%, 17%, and 17.5% for fiscal years ending 2008, 2009, and 2010, respectively. Taxable income is obtained by reducing the authorized deductions from the taxable income considered by IETU.

At December 31, 2008 and 2009, the Company and its subsidiaries determined the IETU’s tax credits permitted for the IETU Law. The amount of those tax credits does not exceed certain percentages, and their offset cannot exceed ten years, which become effective in fiscal year 2008. The significant tax credits refer to the amount of authorized deductions that exceed taxable income in the year for IETU purposes, salaries and contributions of social security, investments in fixed assets and deferred charges made between January 1, 1998 and August 31, 2007, and existing inventories at December 31, 2007.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

c)         Consolidated asset tax

Effective January 1, 2008, the IETU Law repealed the Asset Tax Law, which had no impact in the Group. IETU Law sets forth the possibility of recovering asset tax effectively paid at December 31, 2007, subsequent to that date. At December 31, 2008 and 2009, the Company did not have a recoverable asset tax.

d)         Tax loss carryforwards for income tax and negative base for (IETU)

i)          Tax loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term. Tax loss carryforwards can be restated based on the INPC factor from the date incurred through the sixth month of the year in which they can be offset against taxable income. At December 31, 2008 and 2009, the Group’s subsidiaries had incurred in tax loss carryforwards as follows:

Year incurred	Restated tax loss		Expired date
2000	Ps.	1,639	2010
2001		2,479	2011
2002		4,371	2012
2003		5,816	2013
2004		5,092	2014
2005		99,392	2015
2006		51,662	2016
2007		15,714	2017
2008		125,280	2018
2009		76,589	2019
	Ps.	388,034

ii)         The negative IETU base generates a tax credit that results from applying the currently enacted IETU rate to that negative base. The resulting amount may be credited against IETU in the following ten fiscal years until it is exhausted. Through December 31, 2008, that amount was permitted to be credited against income tax due in the year in which the credit was generated. The negative base can be restated as explained in paragraph i) above. At December 31, 2009, the IETU negative base generated by some subsidiaries was as follows:

Year incurred	Negative base
2008	Ps.	9,732
2009		62,242
	Ps.	71,974

e)          Employee profit sharing

The Federal Labor Law requires for the Group to pay profit sharing to their employees. This profit sharing is calculated by applying a 10% annual rate to taxable income for each subsidiary, determined as provided for in the pertinent Law.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

f)          2010 Tax reform

On December 7, 2009, the tax authorities approved the amendments to the Income Tax Law that went into effect on January 1, 2010. The significant changes were as follows:

i)          The annual income tax rate increased from 28% to 30% from 2010 to 2012. That tax rate decreases to 29% for 2013, and returns to 28% from 2014 and henceforth.

ii)         Change in the tax consolidation regime which requires for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth. Therefore, companies should pay restated income tax that is related to the benefits of tax consolidation obtained as of that year, in connection with: (a) tax losses used in tax consolidation that would have not been carried forward individually by the entity that incurred them; (b) losses on sales of stock to be carried forward individually by the entity that incurred them; (c) special consolidation items for transactions among entities of the Group; and (d) dividends paid among entities of the Group that are paid out of earnings not taxed for income tax purposes in the past. In addition, companies should determine income tax on the difference between consolidated CUFIN balances and CUFIN balances of controlled entities.

Pursuant to the foregoing, effective 2010, the companies will reverse the benefits obtained in tax consolidation for the 1999-2004 period, whereas those obtained as of 2005 will start to reverse those benefits effective 2011. Consequently, companies should pay 25% income tax in 2010 which results from eliminating the effects discussed above from tax consolidation from 1999 to 2004. The remaining 75%, 25% should be paid in 2011, 20% in 2012, 15% in 2013, and 15% in 2014. The consolidation effect generated as of 2005 should be considered in the sixth year after they were generated and paid in the same proportion (25%, 25%, 20%, 15%, and 15%) in the following five years.

As a result of the foregoing, at December 31, 2009, the Group determined the nominal amount of income tax payable as follows:

Year	Amount
2010	Ps.	23,135
2011		41,737
2012		40,982
2013		33,606
2014		36,637
2015		26,076
2016		13,216
2017		8,529
2018		7,089
2019		2,573
	Ps.	233,580

In accordance with Mexican IFRS-18, this amount was recognized as a tax payable in the balance sheet against a deferred income tax asset in the amount of Ps. 99,961 which the Group expects to realize, as well as the amount of Ps. 133,619 against prior year retained earnings. The realization of this asset is subject to generating future taxable income in controlled companies which in the past incurred tax losses into tax consolidation.

(iii)        Through December 31, 2008, the tax consolidation regime set forth the following:

(a)         The effect of the tax loss carryforwards of controlled companies used in tax consolidation expired in a 10 year term, as of the date on which they were generated. That effect was reversed in tax consolidation when the subsidiary lost the carryforward right or at the time when it was carried forward individually, whichever occurred first;

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

(b)         Dividends distributed to stockholders should be paid out of the consolidated CUFIN balance. Any payment that exceeded the CUFIN balance was subject to a 38.9% income tax, except as discussed in subparagraph d) Note 12).

14.       Segment information:

Although the Group distributes four product lines, it considers all of its operations, and reports the results of all of its operations to Management as a single business segment as discussed in Note 1). As of December 31, 2007, 2008 and 2009, revenue attributable to each product line, was as follows:

	Millions of Mexican pesos
	2007		2008		2009
Pharmaceutical products	Ps.	22,050	Ps.	24,313	Ps.	25,695
Health and beauty aids/other products		2,119		3,120		3,304
Entertainment products		929		749		763
Food/non-perishable products		162		218		30
Total	Ps.	25,260	Ps.	28,400	Ps.	29,792

15.       Contingencies and commitments:

a)         On February 11, 2005, the Group filed an appeal for constitutional relief No. 185/2005 with the Tax Court against the provisions that regulated the tax deduction regime of the cost of goods sold, effective January 1, 2005. In October 2007, the Tax Court granted the constitutional relief in order for the subsidiaries affected to recognize the impact of inflation on the acquisition value of inventories that formed part of the cost of goods sold. As a result, the Group determined income tax recoverable in the amount of Ps. 17,063 which was included as a “non-ordinary item” in income 2008.

b)         On February 12, 2007, the Group filed appeals for constitutional relief Nos. 147/2007, 284/2007, and 153/2007 with the Tax Court against the tax reform that binds taxpayers to determine asset tax by applying the 1.25% annual rate to the average value of assets and not reduce the value of debts contracted from the taxable base, effective January 1, 2007. In June 2009, Tax Court handed down a favorable ruling regarding to reduce the value of debts mentioned. Management estimates that there is no contingency charged to the Group, since the provisions whose unconstitutionality was challenged were applied by the Companies.

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

d)         On May 11, 2007, the subsidiary Servicios Administrativos Grupo Casa Saba, S. A. de C. V. (now Daltem Provee Nacional, S. A. de C. V.) filed an appeal for constitutional relief No. 868/2007 with the Tax Court against the provision of the Income Tax Law of fiscal year 2002 which limits the tax deduction of tax losses generated on the sale of stock against taxable income may be generated in the future. On September 3, 2008, the Tax Court granted constitutional relief for the subsidiary to be able to deduct the tax losses incurred, without any limitation. As a result, the income tax credit determined in the amount of Ps. 20,378 is included as a “non-ordinary item” in the accompanying statement of income.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

e)          In March, April, and July 2008, the Group filed appeals for constitutional relief Nos. 634/2008, 1062/2008, and 1403/2008 with the Tax Court against the provisions of the IETU Law, effective January 1, 2008. In February 2010, the Tax Court denied the appeals for constitutional relief filed by the Group. Management estimates that there is no contingency payable by the Group, since the provisions whose unconstitutionality were challenged were applied by its member entities.

f)          On December 5, 2007 and March 28, 2008, the tax authorities issued an “invitation” to the Group to file an amended tax return of consolidated income tax of fiscal year 2005 and prove that it added the amount of certain prior year tax losses to consolidated taxable income for the same year. Those tax losses had been reduced by its controlled companies and the holding company to determine cumulative inventory, in accordance with the Income Tax Law. As a result, the Group filed the amended income tax return that meets with that invitation. Accordingly, there is no contingency payable by the Group. However, the Group would carry out actions that would imply adoption of a criterion other than that of the tax authorities, which could have this matter solved in Tax Court. In Management’s opinion, the Group is not bound to comply with the criterion set forth by the tax authorities. Accordingly, the Group has serious and reasonable arguments to sustain its interpretation if this matter should be solved in the Tax Court. At the date of the auditors’ report, the tax authorities have neither determined the amount of the presumed nonperformance of the Group, nor has it carried out any legal action that represents present obligation that can be reasonably estimated and recorded in accordance with Mexican FRS. Therefore, it is not possible to foresee or anticipate any result on this matter.

Pursuant to the foregoing, the Group filed a claim for a refund of the income tax payment improperly made in the amount of Ps. 149,295, which had been previously paid through the amended income tax return discussed in the foregoing paragraph. On November 12, 2009, the tax authorities made a partial refund in the amount of Ps. 26,420. Management estimates that it will successfully recover the total amount of the income tax payment made improperly.

g)         The Company and its subsidiaries have entered into various service contracts among them, related to the purchase, storage, and transportation of products, as well as administrative, legal, financing, and electronic data processing services.

h)         In accordance with the Income Tax Law, companies that carry out related party transactions are subject to tax obligations, with respect to the determination of prices agreed upon. Such prices should be comparable to prices that would be used with or among independent parties at arm’s length transactions. The tax authorities could reject the amounts determined and demand payment of taxes and related expenses. The Group’s management estimates that all related party transactions were agreed upon at arm’s length basis and, therefore, there is no contingency in its charge.

i)          Drogarias records certain provisions for contingencies based on the opinion of its legal advisors. Accordingly, Drogarias maintains a provision for the total labor and tax lawsuits, classified as risk of a probable loss. At December 31, 2008 and 2009, the liability recorded to cover those losses amounted to thousands of Brazilian real R$ 6,900 and R$ 2,422, respectively (Ps. 40,572 and Ps. 18,132), which is included in the line item “other payables and accrued long-term liabilities” in the consolidated balance sheet.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

In addition, Drogarias is subject to certain unquantifiable contingencies that may result in present obligations. The solution of these matters is in a preliminary stage and a conclusion might span various years. Drogarias has considered that it has incurred a possible liability. Management considers this possible liability in the amount of R$7,000. However, it can not carry out an accurate estimate thereof, since there are no reasonable elements to be quantified.  This contingency relates to different forms of remuneration to its management that do not conform to labor legislation. Notwithstanding the foregoing, Drogarias has recorded a provision for those contingencies in the amount of thousands of Brazilian real R$ 2,278 (Ps. 17,054) which is included in the caption “other payables and accrued long-term liabilities” in the consolidated balance sheet.

j)           In accordance with Mexican and Brazilian tax legislation, the respective tax authorities can exercise their inspection powers in the normal course of the Group’s operations. The tax authorities in Mexico have the power to review up to the five fiscal years preceeding the last income tax return filed by the Company and its subsidiaries. The Group can not foresee if the reviews discussed will give rise to future contingencies. However, they will be disclosed and/or recognized when they are known.

k)          In addition, to the issues discussed above, the Company and its subsidiaries are involved in various lawsuits and claims derived from the normal course of its operations. Management believes that these matters will not have a significant impact on the Group’s consolidated financial position or results of operations.

16.       Subsequent events:

(i)         On March 25, 2010, Casa Saba entered into a new credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias discussed in Note 9) above. On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520,000, which will be paid every month at the EIIR rate plus certain percentage points.

(ii)        As part of our strategy to expand our retail pharmacy operations, in May 17, 2010 the Group entered into a Promise to Purchase Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of  Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million. The transaction is subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price equal or greater than 1,642 Chilean Pesos per share.  The validity of the offer is conditioned upon the sale of at least fifty percent plus one of the outstanding shares of FASA. The transaction is also subject to the approval of our general shareholders’ meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.  The Group intend to fund the transaction with a mix of our own resources and bank debt, for which we have received commitments from two Mexican financial institutions.

17.       Recently issued financial reporting standards:

The CINIF has issued the Mexican FRS discussed below, which go into effect as of January 1, 2010 or 2011, as indicated.

(i)         FRS C-1, “Cash and cash equivalents” (FRS C-1). Effective as of January 1, 2010, this accounting standard supersedes Bulletin C-1, “Cash”. The main change is the presentation in the line item “Cash and cash equivalents” in the balance sheet of “Cash and cash equivalents, restricted”, in addition to certain changes in terminology and definition of the following terms: cost of acquisition, cash equivalents, cash and cash equivalents restricted, trading cash investments, net realizable value, nominal value, and fair value. The new presentation and disclosure are recognized retrospectively. Adoption of this provision by the Group had no impact on its consolidated financial statements.

(ii)        FRS B-5, “Financial information by segment” (FRS B-5). Effective as of January 1, 2011, this accounting standard would supersede Bulletin B-5 with the same name. The main changes are as follows:

(a)         the companies should disclose segment information that is regularly used by executive management, in addition to the present disclosure of information by products or services, geographic areas, and main customers and suppliers. The Bulletin B-5 that will be eliminated uses the same management approach. However, the disclosure of information by primary and secondary segments will be eliminated; (b) it does not require that business areas be subject to different risks between each other to qualify as operating segments (Bulletin B-5 sets forth this requirement); (c) a business in the preoperating stage may be considered as an operating segment (Bulletin B-5 requires that revenues be generated); (d) disclosures by segment of revenues and financial expenses will be required as well as other RIF components (Bulletin B-5 does not require this disclosure); and (e) disclosures of liabilities by segments will be required (Bulletin B-5 does not require this disclosure). The effectiveness of this Mexican FRS will generate accounting disclosure changes that will be recognized retrospectively, unless considered impractical to do so. The Group foresees that adoption of this provision will have no impact on its consolidated financial statements.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

(iii)        FRS B-9, “Interim financial reporting”. This accounting standard, which would supersede Bulletin B-9 with the same name, will go into effect as of January 1, 2011. In addition to certain changes in terminology, the significant changes are as follows: (a) the statement of changes in stockholders’ equity and statement of cash flows, in addition to the balance sheet and the statement of income will be presented on a condensed basis (Bulletin B-9 does not require that the statement of changes in stockholders’ equity be presented, and it only suggests that the statement of changes in financial position be presented); and (b) the information presented for interim periods should be compared with the information at the closing of an equivalent interim period of the immediately foregoing year, except in the case of the balance sheet. Accordingly, the balance sheet is required to be compared with the balance sheet at the immediately foregoing annual closing date. The Group estimates that adoption of this provision will have no impact on its consolidated financial statements.

(iv)        In addition, the CINIF issued the following Mexican FRS, effective January 1, 2010, which do not apply to the Group:

●	FRS B-16, “Financial Statements of Non-Profit Organizations”
●	FRS E-2, “Donations received or granted by Non-Profit Organizations”
●	IFRS 14, “Construction contracts, sale and rendering of services related to real property”
●	IFRS 17, “Concession Service Contracts”

18.       Differences between Mexican FRS and U.S. GAAP:

The Group’s consolidated financial statements are prepared based on Mexican FRS, which differ in certain material respects from U.S. GAAP. The term “SFAS” as used herein refers to U.S. Statements of Financial Accounting Standards. Moreover, the term “FASB” refers to the U.S. Financial Accounting Standards Board.

As discussed in Note 3 d) hereinabove, through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the impact of inflation was recognized in accordance with Mexican Bulletin B-10. That effect is maintained in the financial statements of the last year reported. In accordance with U.S. GAAP, financial statements should be prepared on a historical cost basis.

Effective January 1, 2008, the Group adopted Mexican FRS B-10, “Impact of inflation” (FRS B-10), substituting Mexican Bulletin B-10. Consequently, the financial statements that recognize the impact of inflation are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment.

Pursuant to the foregoing, the Group has not recognized the impact of inflation for the years ended December 31, 2008 and 2009, due to the non-inflationary economic environment in Mexico and Brasil. Consequently, effective 2008, the amounts of the overall financial statements are presented in nominal Mexican pesos. Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

The reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP at December 31, 2007, does not include the reversal of the adjustments of the restatement of the financial statements to recognize the impact of inflation under Mexican FRS. The application of Bulletin B-10 represented a comprehensive measure of the impact of price-level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustment between Mexican FRS and U.S. GAAP.

a)         Statement of Cash Flows

Effective January 1, 2008, Mexican FRS B-2, “Statement of cash flows”, superseded Bulletin B-12, “Statement of changes in financial position” (Bulletin B-12). The effect of the change is presented prospectively. Accordingly, the statement of changes in financial position for fiscal year 2007 and statements of cash flows for fiscal years 2008 and 2009 are not presented comparatively.

Pursuant to the above, the statements of cash flows at December 31, 2008 and 2009, prepared under the indirect method in a non-inflationary economic environment presents: (i) cash inflows and outflows of the period which do not include the impact of inflation of the period. Consequently, the statement of cash flows prepared in accordance with Mexican FRS for the years ending December 31, 2008 and 2009, presents substantially the same information as required under “Statement of Cash Flows” (ASC 230). Therefore, the Group considers that in connection with the fiscal years 2008 and going forward, it will not be necessary to include any additional information related to cash flows under U.S. GAAP.

Through December 31, 2007, the statement of changes in financial position was presented in accordance with Mexican Bulletin B-12, which specified the appropriate presentation of this statement when the financial statements had been restated to constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identified the generation and application of resources representing differences between beginning and ending balance sheets in constant Mexican pesos, excluding the effect of the line item “Deficit on restatement”. The Bulletin also required treating monetary gains or losses and unrealized gains or losses on foreign currency transactions as cash items in the determination of net cash provided by operating activities. Consequently, the changes included in this financial statement constituted cash flow activity stated in constant Mexican pesos.

Under ASC 230, a statement of cash flows that presents only cash movement and excludes non-cash items is required.  This standard does not provide guidance on inflation-adjusted statements of changes in financial position. The differences between Mexican FRS and U.S. GAAP in the amounts reported are mainly due to: (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities; (ii) the elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments. If the loss on monetary position were treated as a component of financing activities, resources provided by operating activities would be Ps. 514,352 and net cash used in financing activities would be  Ps. (241,067) in 2007.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

b)         Deferred income tax

i)          Effective January 1, 2008, the Mexican tax authorities enacted the IETU Law, which co-exists with the Income Tax Law (Note 13 b) above). At December 31, 2008, the Company and its subsidiaries determined that income tax will be the tax on earnings that will normally be paid instead of IETU in the following years, in accordance with a projection based on reasonable assumptions. As a result, the companies accounted for the deferred income tax effect, in accordance with Mexican FRS D-4, “Taxes on earnings” and its related IFRS-8, “Effect of Corporate Flat Tax”.

Under Mexican FRS, the Group determines the deferred income tax effect in a manner similar to U.S. GAAP by applying the “asset and liability method”, by using the enacted statutory income tax rate to the total temporary differences resulting from comparing the accounting and tax values of assets and liabilities, tax loss carryforwards as well as other recoverable taxes and tax credits. All of the changes in the required deferred income tax effect during the year are allocated in the income statement, except for the deferred income tax effect derived from temporary differences attributable to changes in other stockholders’ equity accounts. In that event, such an effect is applied directly to the specific stockholders’ equity accounts that generate such changes.

Nevertheless, there are specific differences as compared to the calculation under “Accounting for Income Taxes” (ASC 740), as follows: (i) through December 31, 2007, Under Mexican GAAP, the recognition of the accumulated initial effect of the asset and liability method at January 1, 2000 was recorded to stockholders’ equity in the line item “Accrued deferred income tax on earnings”. As a result of the accounting change referred in subparagraph vii), Note 3 n), the balance of that line item in the amount of Ps. (40,695) at December 31, 2007, was reclassified to retained earnings in January 2008; (ii) through December 31, 2007, under Mexican FRS, the impact of inflation on the deferred income tax balance was recognized in the gain (loss) on monetary position; (iii) effective January 1, 2008, a deferred income tax asset or liability should be considered as a monetary item if it is derived from monetary item. Should the deferred income tax asset or liability be derived from nonmonetary item, it is considered nonmonetary item. Under U.S. GAAP, the deferred income tax balance is classified as a nonmonetary item. As a result, for fiscal year 2007, the income statement differed regarding the presentation of the gain (loss) on monetary position and deferred income tax provision.

ii)         In addition, for Mexican FRS presentation purposes, the deferred tax assets and liabilities are long-term items, while under U.S. GAAP, deferred tax assets and liabilities should be classified as short-term or long-term items depending on the nature of the line item that gives rise to such deferred tax assets and liabilities. As of December 31, 2008 and 2009, the deferred income tax effect under Mexican FRS and U.S. GAAP was classified as follows:

	CONSTANT MEXICAN PESOS
	MEXICAN GAAP				U.S. GAAP
	2008		2009		2008		2009

Current	Ps.		Ps.		Ps.	(22,317)	Ps.	(71,352)

Noncurrent		498,687		675,768		521,004		747,120

	Ps.	498,687	Ps.	675,768	Ps.	498,687	Ps.	675,768

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

c)         Accounting for uncertainty in income taxes

Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions. Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable. For U.S. GAAP purposes, the Group adopted “Accounting for Uncertainty in Income Taxes” effective January 1, 2007 (ASC 740). This standard defines the confidence level that a tax position has taken or is expected to be taken in order to be recognized in the financial statements. The tax effects of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information (see Note 15 hereinabove). However, this difference between Mexican FRS and U.S. GAAP is not material to the Company’s consolidated financial statements during any of the periods presented herein, and has thus not resulted in a reconciling item.

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

At December 31, 2008 and 2009, the Group has recognized the provisions set forth in this standard, except as discussed in the following paragraph:

Tax examinations may involve complex issues and their resolution may carry multiple years, if subject to negotiation or litigation. The Group believes its estimates of the unrecognized tax benefits are reasonable, however uncertainties could affect the amount of unrecognized tax benefits in the future periods. It is difficult to estimate the timing and range of possible change related to the uncertain tax positions, as finalizing audits with the authorities may involve administrative and legal proceedings. Therefore, any settlements or statute expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

d)         Deferred employee profit sharing

The Companies established in Mexico are obligated to pay profit sharing to its employees. Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law in Mexico. Deferred employee profit sharing is determined by applying the “asset and liability method” discussed in Note 3 n) above. At December 31, 2008 and 2009, the deferred employee profit sharing asset amounted to Ps. 5,699 and Ps. 19,055, which were included with a related valuation allowance, in accordance with Mexican FRS and U.S. GAAP.

Employee profit sharing is classified as an operating expense for U.S. GAAP purposes, whereas for Mexican FRS is classified in “other (income) expenses, net”.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

e)         Additional employee retirement liability and unrecognized net transition obligation

i)         At December 31, 2007, the additional employee retirement liability exceeded the limit amount for recording an intangible asset as an offsetting entry. The intangible asset was only recorded up to the algebraic sum of the unrecognized net transition obligation plus prior services and amendments of the plan, under Mexican FRS. Therefore, the excess of additional employee retirement liability over the intangible asset was recognized in stockholders’ equity as a contra-equity in the amount of Ps. 19,127.

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

For U.S. GAAP reconciliation purposes, the additional employee retirement liability along with its offsetting entry intangible asset and stockholders’ equity existing at December 31, 2007 were reversed in the amounts of Ps. 33,139 and Ps. 19,127, respectively. Therefore a reconciliation line item is shown in Note 19).

ii)         Due to the new Mexican FRS D-3, effective January 1, 2008, the Group must now amortize the unrecognized net transition obligation/benefit, unrecognized prior service cost/benefits and net gain/loss existing at December 31, 2007, over a maximum five year term if the remaining useful life of service of employees exceeds that period. At December 31, 2008 and 2009, this effect was immaterial.

iii)         Effective January 1, 2005, the revised Bulletin D-3 required that the severance benefits referred in Note 3 m) be assessed upon termination of the employer/employee relationship. Accordingly, severance benefits granted to employees due to causes other than restructuring were valued by using the “projected unit credit method”. The same recognition criteria are established under U.S. GAAP in “Employers’ Accounting for Postemployment Benefits” (ASC 712) which has been effective since 1994. Under Mexican FRS, the recognition of the accumulated initial effect of the net transition obligation amounting to Ps. 4,428 was fully amortized in income in fiscal year 2006. Under U.S. GAAP this effect was included in income in fiscal year 2005.

For the fiscal year 2007 U.S. GAAP reconciliation, additional severance benefits liability along with its offsetting entry to intangible assets was reversed in the amount of Ps. 2,863. This amount was recognized in income. Therefore a reconciliation line item is shown in Note 19).

iv)         For U.S. GAAP purposes, in September 2006, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued (ASC 715, “Compensation-Retirement Benefits”). This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.  The standard is effective for fiscal years ending after December 15, 2006 for employers with publicly traded equity securities.

At December 31, 2007, the funded status of the defined benefit pension and other postretirement plans which considers the gain or losses and prior service cost amounted to Ps. 25,348. This amount was recognized in other comprehensive income and net periodic cost of the year in the amounts of Ps. 13,288 and Ps. 12,060, respectively. At December 31, 2008, the amount attributed to this concept amounted to Ps. 72,123 which was recorded in other comprehensive income. At December 31, 2009, the amount attributed to this concept amounted to Ps. 66,115 which was recorded in other comprehensive income. Therefore a reconciliation line item is shown in Note 19).

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

f)          Goodwill

Goodwill recognized under Mexican FRS has been adjusted for U.S. GAAP purposes due to beginning January 1, 2002, goodwill is not amortized under U.S. GAAP, while under Mexican FRS goodwill was amortized until December 31, 2004. Therefore a reconciliation line item is shown in Note 19).

As mentioned in Note 3 k) hereinabove, under Mexican FRS, in order to test the balance of its goodwill, the Group determines the “value in use”. The impairment loss results from the excess of the carrying amount over the “value in use”. Based on impairment tests made during the last quarter of 2009 under Mexican FRS, goodwill impairment loss was determined for the Drogarias reporting unit (Brasil) for approximately Ps. 210,000.

Under U.S. GAAP, the Group assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flows analyses considering the use of market considerations are applied to assess the possible impairment of goodwill. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. Considerable judgment is necessary to estimate discounted future cash flows. Assumptions used for cash flows are consistent with internal forecasts and industry practices.

The Group used the same growth and discount rates in determining its projected future cash flows for both Mexican FRS and U.S. GAAP. Differences in other factors explained below led to different impairment loss or impairment testing results between Mexican FRS and U.S. GAAP.

Under U.S. GAAP, if the carrying amount of the reporting unit exceeds its related fair value, the Group should apply a “second step” by means of which the fair value of such reporting unit should be allocated to the fair value of its net assets in order to determine the reporting unit’s “implied” goodwill. The resulting impairment loss under U.S. GAAP is the difference between the carrying amount of the related goodwill at the valuation date and the implied goodwill amount. This situation, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” (refer Note 3 k) hereinabove) under Mexican FRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP, originate, when applicable, different amounts of impairment losses.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in the Brasil in amount of approximately Ps. 109,000 which differ from impairment loss under Mexican GAAP due to referred to above. Therefore a reconciliation line item is shown in Note 19).  In addition, Impairment loss under U.S. GAAP is included in the determination of operating income. Under Mexican FRS, this item is part of “other (income) expenses, net”.

As discussed in Note 1c) above, at the date of the auditor’s report, the Group was still in the process of gathering sufficient information to complete the purchase price allocation at the fair value of inventories, and that of certain contingencies at the acquisition date (May 15, 2008) of the subsidiary Drogarias. However, since the Group expects that there will be no significant changes in the preliminary allocation of the purchase price, Management carried out the goodwill impairment test during the last quarter of 2009. Impairment is due to significant adverse events at Drogarias that occurred in 2009, which are related to changes in the business environment, expectations in operating income, lack of liquidity, etc. Had any significant adjustment be required to be made to the values recorded initially resulting from the completion of the measurement of the impairment charge, will be recognized when known.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

g)         Change in the Tax Status of the Group

As discussed in subparagraph f), Note 13), on December 7, 2009, the Mexican tax authorities approved the amendments to the Income Tax Law that went into effect on January 1, 2010. Therefore, a change in the tax consolidation regime which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth. Under Mexican GAAP, this change was recognized against prior year retained earnings in the amount of Ps. 133,619. Under U.S. GAAP a change in tax status that results from a change in tax law is recognized on the enactment date. The effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations. Therefore a reconciliation line item is shown in Note 19).

19.       Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),
	except per share
NET INCOME							Convenience
	Year						translation
	2007		2008		2009		2009

Net income under Mexican FRS	Ps.	905,087	Ps.	595,118	Ps.	280,278	$21,487

Additional employee retirement liability
(Note 18.e)		(12,060)		2,200		412	32
Unrecognized net transition
obligation (Note 18.e)		(2,863)		743		(1,489)	(114)
Impairment loss (Note 18.f)						101,000	7,743
Change in the tax status the Group (Note 18.g)						(133,619)	(10,244)
		(14,923)		2,943		(33,696)	(2,583)
Net income under U.S. GAAP	Ps.	890,164	Ps.	598,061	Ps.	246,582	$18,904

Weighted average common
shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per
share under U.S. GAAP	Ps.	3.35	Ps.	2.25	Ps.	0.93

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

STOCKHOLDERS’ EQUITY							Convenience translation
	2007		2008		2009		2009
Stockholders’ equity under
Mexican FRS	Ps.	6,092,720	Ps.	6,609,761	Ps.	6,651,209	$509,917
Additional employee retirement liability		(25,348)		(47,644)		(47,232)	(3,621)
Unrecognized net
transition obligation		(2,863)		(2,120)		(3,609)	(277)
Amortization and impairment of goodwill		26,928		26,928		127,928	9,808
		(1,283)		(22,836)		77,087	5,910
Stockholders’ equity under U.S. GAAP	Ps.	6,091,437	Ps.	6,586,925	Ps.	6,728,296	$515,827

Changes in stockholders’ equity under U.S. GAAP							Convenience translation
	2007		2008		2009		2009
Stockholders’ equity under
U.S. GAAP as of beginning of the year	Ps.	5,570,945	Ps.	6,091,437	Ps.	6,586,925	$504,989
Comprehensive income under U.S. GAAP		695,864		665,488		311,371	23,871
Dividends paid		(175,372)		(170,000)		(170,000)	(13,033)
Stockholders’ equity under U.S. GAAP at year end	Ps.	6,091,437	Ps.	6,586,925	Ps.	6,728,296	$515,827

Comprehensive income under U.S. GAAP							Convenience translation
	2007		2008		2009		2009
Net income under U.S.
GAAP	Ps.	890,164	Ps.	598,061	Ps.	246,582	$18,904
Deficit on restatement		(189,961)
Additional employee retirement liability		(4,339)		(5,369)
Accumulated effect on
translation				72,796		64,789	4,967
Comprehensive income	Ps.	695,864	Ps.	665,488	Ps.	311,371	$23,871

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

20.       Supplementary U.S. GAAP disclosures:

a)          Financial instruments with off-balance-sheet risk

Under “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk” (ASC 825), the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico, as well as Rio de Janeiro, Brasil. No single customer accounted for a significant amount of the Group’s sales in fiscal 2007, 2008 and 2009, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

b)          Accounts receivable

The majority of the Group’s accounts receivable is due from companies in the pharmaceutical products, and health-and-beauty/products activities. Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required. Accounts receivable are due within a 60-120 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to income.

c)           Impairment of other long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the property and equipment during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net book value of this assets. The impairment that must be charged to operations is the amount by which the net book value exceeds its recovery value. At December 31, 2007, 2008 and 2009, there were no indications of impairment. Other long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is pemitted under Mexican FRS.

“Accounting for the impairment or disposal of long-lived assets” (ASC 360) sets forth the valuation of fixed assets and some intangibles held for sale at the lower of their net book value or their net realized value. In addition, it specifies the criteria to classify an asset as held-for-sale and the reporting criteria for reporting the effects of the disposal of a business segment. Those rules require showing expected future operating losses from discontinued operations when the losses are incurred. At December 31, 2007, 2008 and 2009, the Group did not hold any long-lived assets held-for-sale or discontinued operations.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

d)         Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in Mexico and Brasil. Those fluctuations further impact the long-term debt incurred from loans obtained from Mexican banks in order to acquire all of the shares of capital stock of Drogasmil. In addition, the Group obtained various unsecured loans in various amounts from Brazilian banks for the financing of its operations. The Group has managed its interest rate risks considering the available financing rates in the market. At the issue date of the financial statements, the Group had not entered into any arrangements to reduce the exposure of interest rate risk.

e)          Segment information

The Group adopted “Disclosures about Segments of an Enterprise and Related Information.” (ASC 280). SFAS 131 establishes standards for the way that public enterprises must determine and report information or operating segments in its annual and interim reports. Although the Group distributes four product lines, it considers all of its operations, and reports the results to management as a single business segment. Accordingly, the Group does not maintain separate operating results for each of its four product lines. Revenue attributable to each of the four product lines for the years ended December 31, 2008 and 2009, is mentioned in Note 14).

f)           Variable interest entities

Under U.S. GAAP, the Group applies Interpretation 46R, “Consolidation of Variable Interest Entities, an interpretation” (ASC 810). The interpretation addresses the consolidation of variable interest entities (VIE) which have one or more of the following characteristics: (i) entities in which the equity investment at risk is not sufficient to finance their operations without requiring additional financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity’s activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity.

In connection with related parties discussed in Note 8), the Group considers that related parties are not VIEs under the scope of ASC 810, and, therefore, as of and for the years ended December 31, 2007, 2008 and 2009, the Group has not consolidated any assets, liabilities or operating results of such entities.

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

h)          Fair value measurements

In September 2006, “Fair Value Measurements” (ASC 820) was issued, which defines fair value. ASC establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements.The Statement does not change existing accounting rules what can or what must be recognized, reported or disclosed at fair value in the Group’s financial statements. This guidance does not eliminate practicability exceptions that exist in accounting pronouncements amended by this guidance when measuring fair value.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

The three levels of the fair value hierarchy under the guidance are as follows: (i) unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; (ii) inputs that are observable, either directly or indirectly, but do not qualify as level (i) inputs and (iii) prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is required to adopt it beginning on January 1, 2008. The adoption of the guidance had no impact on the Group’s consolidated financial position and results of operations. ( See subparagraph m) below).

i)           The fair value option for financial assets and financial liabilities

In February 2007, “The Fair Value Option for Financial Assets and Financial Liabilities: to reduce earnings volatility caused by related assets and liabilities measured differently under U.S. GAAP” was issued. The guidance allows making an irrevocable instrument-by-instrument election to measure eligible items at fair value in their entirety. In addition, unrealized gains and losses will be reported in earnings at each reporting date. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2007 (January 1, 2008 for a calendar-year entity).

In the year in which the guidance initially applied, the cumulative-effect adjustment was (1) measured as the difference between the carrying amounts and the fair values of financial instruments at the date of application and (2) recorded in the opening balance of retained earnings or in other appropriate components of equity or net assets in the statement of financial position. The differences may include unamortized deferred fees, costs, premiums, and discounts; valuation allowances such as the allowance for loan losses; and accrued interest. Any changes in fair value due to the concurrent adoption of the fair value measurement guidance will be included in the cumulative-effect adjustment if the fair value option (FVO) is also elected for that item.

The Company has not elected to measure any eligible item at fair value. Accordingly, the adoption of this guidance had no impact on the Group’s consolidated financial position and results of operations

j)           Business combinations

In December 2007, ASC 805, “Business Combinations” (ASC 805) was issued. ASC 805 changes how an entity accounts for the acquisition of a business. This guidance is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008 and superseded existing Business Combinations guidance in its entirety.

The standard carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, this guidance requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree.

The new measurement requirements results in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests. The acquirer should recognize in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business will be included as part of the business combination accounting. As a result, those costs will be charged to expense when incurred, except for debt or equity issuance costs, which will be accounted for in accordance with other generally accepted accounting principles.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

This standard also changes the accounting for contingent consideration, in process research and development, contingencies, and restructuring costs. In addition, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination that occur after the measurement period will impact income taxes.

Adoption of this guidance had no impact on the Group’s consolidated results and financial position. This evaluation considers the measurement for completing the allocation of the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded provisionally, as discussed in Note 1c). The Group completed the valuation referred to above, except with respect to the value of inventories as discussed in the same Note.

Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP.

k)          Effect on income taxes in a business combination

The Group records all changes to a valuation allowance for acquired deferred income tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense. However, ASC 805 amends ASC 740 to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes to an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill. This accounting is required effective January 1, 2009 for the Group and applies to valuation allowances and tax positions related to all acquisitions.

The Group does not have a valuation allowance at December 31, 2007 related to deferred tax assets acquired in a business combination. Any change in the valuation allowance subsequent to December 31, 2008 will be recorded as a reduction of income tax expense rather than as a reduction of goodwill.

The Group considered the impact derived for completing the allocation of the price paid to identifiable net assets of the business acquired in Brazil, as well as determining the value of goodwill, determined and recorded provisionally, as discussed in Note 1c).

Goodwill impairment testing

The new business combination guidance amends the goodwill impairment test requirements. For a goodwill impairment test as of a date after the effective date of the new guidance, the value of the reporting unit and the amount of implied goodwill, calculated in the second step of the test, will be determined in accordance with the measurement and recognition guidance on accounting for business combinations under the new standard. This change could effect the determination of what amount, if any, should be recognized as an impairment loss for goodwill recorded before the effective date of the new standard. This accounting will be required effective January 1, 2009 for the Group and applies to goodwill related to all acquisitions.

At December 31, 2008 and 2009, the Group has Ps. 1,305,227 and Ps. 1,391,290 of goodwill related to previous business combinations. Except as discussed in the following paragraph, the Group considers adoption of the new business combination standard had no impact on the results of its impairment testing subsequent to December 31, 2008.

As expained in Note 1c), the Group completed the purchase price allocation, except with respect to the value of inventories at the acquisition date (May 15, 2008) of the subsidiary Drogarias. However, Management carried out the goodwill impairment test during the last quarter of 2009, as discussed in Note 1c).

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

l)           Noncontrolling interests

In December 2007, “Noncontrolling Interests in Consolidated Financial Statements” was issued”(ASC 810). The new Statement changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. The standard replaces the existing minority-interest provisions by defining a new term—noncontrolling interests—to replace what were previously called minority interests. The new standard establishes noncontrolling interests as a component of the equity of a consolidated entity.

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

The new guidance includes reporting requirements intended to clearly identify and differentiate the interests of the parent and the interests of the noncontrolling owners. The presentation and disclosure requirements are required to be applied retrospectively for all periods presented. This guidance is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Early adoption is prohibited.

The Company adopted this provision effective January 1, 2009, and applied it prospectively. The Groups’s adoption of this provision did not have an impact on its consolidated financial position and results of operation.

Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP.

m)         Effective date of FASB “Fair value measurements” (ASC 820)

In February 2008, ASC 820 was issued. ASC 820 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of  ASC 820 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under the accounting for the impairment or disposal of long lived assets.

The adoption of ASC 820 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis did not have a material impact on the Company’s consolidated financial statements, as well as of the remainder of the other nonfinancial assets and liabilities.

n)          Employers Disclosures about Postretirement Benefit Plan Assets

In December 2008, “Employers Disclosures about Postretirement Benefit Plan Assets,” (incuded in ASC 715, “Compensation-Retirement, 20, “Defined Benefits Plans-General, 50”) was issued. This standard provides additional guidance regarding employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan.

This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The Group will adopt the provisions of ASC 715 at January 2, 2010. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets of the Group’s postretirement benefit plans.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries

o)          Recently Issued Accounting Pronouncements

In October 2009, the Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”) was issued. This standard modifies the fair value requirements of ASC 605-25, “Revenue Recognition-Multiple Element Arrangements” by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Group is currently evaluating the effect ASU 2009-13 may have on its audited consolidated financial statements.

In June 2009, the Accounting Standards Codification (“ASC”) 810, “Consolidation”, was issued. ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. The Groups’s adoption of this provision had not an impact on its consolidated financial position and results of operation.

In June 2009, ASC 860, “Transfers and Servicing”  was issued. ASC 860 requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. ASC 860 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. This standard is effective for fiscal years beginning after November 15, 2009. The Group plans to adopt this provision on January 1, 2010 and does not expect it to have an impact on its consolidated financial position and results of operation.

In June 2009, ASC 105, “Generally Accepted Accounting Principles” was issued. ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. The Group adopted the provisions of the standard on September 30, 2009, which did not have a material impact on its audited consolidated financial statements.

In April 2009, ASC 825, “Financial Instruments” was issued. ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In April 2009, transition guidance ASC 820-10-65-4, “Fair Value Measurements and Disclosures—Overall—Transition Guidance”, the provisions of which have been incorporated in ASC 820-10-50-2, “Fair Value Measurements and Disclosures—Overall—Disclosures”. ASC 820 requires disclosures about fair value of financial instruments for interim reporting periods and annual financial statements of publicly traded companies. This guidance is effective for interim and annual periods ending after June 15, 2009. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In March 2008, ASC 815, “Derivatives and Hedging” was issued. ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, how an entity accounts for derivative instruments; and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 815 is effective beginning January 1, 2009. Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

Grupo Casa Saba, S.A.B. de C.V. and subsidiaries