Form 20-F/A
period 2009-12-31
GRUPO CASA SABA SA DE CV
filed 2010-07-02
CIK 906779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes __      No X

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2009 (“2009 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on June 30, 2010, to amend “Item 18. Financial Statements” by replacing the Report of Independent Registered Public Accounting Firm and the Attestation Report of the Registered Public Accounting Firm, included in pages F-3 and F-5, respectively, of our 2009 Annual Report on Form 20-F, to correct an inadvertent error in the dates of such reports.

As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934, we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 1 under “Item 19. Exhibits” hereof.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2009 Annual Report on Form 20-F or reflect any events occurred after the June 30, 2010 filing date of our 2009 Annual Report on Form 20-F in any way.

1

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

2

SIGNATURE

GRUPO CASA SABA, S.A.B. DE C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 2, 2010	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

3

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Salles Sainz-Grant Thornton, S.C.

/s/ Salles Sainz-Grant Thornton, S.C.
Mexico City, Mexico
June 30, 2010

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of the Group as of December 31, 2008 and 2009, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, as well as the consolidated financial statements of changes in financial position for the year ended December 31, 2007 and cash flows for the years ended December 31, 2008 and 2009. Our report dated June 30, 2010 expressed a qualified opinion on the consolidated financial statements for 2009 and 2008 due to limitations in the scope of our engagement regarding subsidiary CSB Drogarias, S.A., as mentioned in our report of that date.

Mexican financial reporting standards vary in certain material respects to accounting principles generally accepted in the United States of America.  Information related to the nature and effects of such differences is presented in Notes 18 and 19 to the consolidated financial statements.

SALLES SAINZ-GRANT THORNTON, S.C.

/s/ SALLES SAINZ-GRANT THORNTON, S.C.
Mexico City, Mexico
June 30, 2010

F-6