Form 20-F
period 2010-12-31
GRUPO CASA SABA SA DE CV
filed 2011-06-30
CIK 906779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2010

Commission file number 1-12632

Grupo Casa Saba, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Mexico
(Jurisdiction of Incorporation or Organization)

Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec,  Mexico, D.F. 11000

Mexico
(Address of Principal Executive Offices)

Sandra Yatsko
+(52 55) 5284-6672
+(52 55) 5284-6633
syatsko@casasaba.com
Paseo de la Reforma, No. 215
Colonia Lomas de Chapultepec,  Mexico, D.F. 11000
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

The number of outstanding shares of each class of capital or common stock as of December 31, 2010 was:

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

Yes  X              No  __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).                  Not applicable

Yes  __             No  __

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

This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2010, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 12.3817 to one U.S. Dollar.  See “Item 3. Key Information—Exchange Rate Information”.

Unless otherwise specified, information included in this annual report is as of December 31, 2010.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos, references to “$CLP” are to Chilean pesos, references to Soles are to Peruvian Soles, references to “R$” or “Reais” are to Brazilian Reais, and references to “Dollars”, “U.S. Dollars”, “$” or “U.S.$” are to United States Dollars.  Certain amounts included in this annual report may not sum due to rounding.

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

The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

●	International, national and local general economic and market conditions, inflation and interest rate movements;

●	The overall size and growth of the Mexican, Brazilian, Peruvian and Chilean pharmaceutical markets;

●	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

●	Fluctuations and difficulty in forecasting operating results;

●	Our ability to integrate acquisitions and expansion into new markets;

●	Our ability to operate our retail pharmacy business efficiently;

●	Dependence on suppliers and clients;

●	General risks associated with doing business in Mexico, Brazil, Peru and Chile including political and economic instability and changes in government regulations; and

●	Other factors referenced in this annual report.

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

The predictive and forward-looking statements in this annual report may never materialize and are made under the SEC’s safe harbor disclosure.  Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

(a) Selected Financial Data

Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us.  Note 22 to our audited consolidated financial statements provides a partial reconciliation to U.S. GAAP of net income and stockholders’ equity.

We publish our consolidated financial statements in Mexican Pesos.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant Pesos as of the end of the most recent period presented.  The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI.  The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on monetary and non-monetary items, which were presented in the financial statements.  See Note 3(d) to our consolidated financial statements.

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low levels of inflation in Mexico during recent years (4.4% in 2010, 3.6% in 2009, 6.5% in 2008, and 3.8% in 2007), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2010 does not qualify the economic environment as inflationary.  Moreover, other countries where we operate do not qualify as inflationary environment. Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2011.  These expectations could change depending on actual economic performance.

As a result, the Group has not recognized the impact of inflation effective 1, 2008, due to the non-inflationary economic environment existing in Mexico, Chile, Brazil and Peru.  Consequently, the amounts of statements of income and cash flows are presented in nominal Mexican pesos.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant Pesos as of December 31, 2007, in accordance with Mexican FRS.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 21 and 22 to our audited consolidated financial statements.The information set forth in the following table has been selected from our audited consolidated financial statements for the periods indicated.  This information should be read together with, and it is qualified in its entirety by reference to, our audited consolidated financial statements, the notes to such financial statements and the information under the section entitled “Item 5.  Operating and Financial Review and Prospects”.

Year ended December 31	2006	2007	2008	2009	2010	2010 (1)
(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	24,486,493	25,259,662	28,400,059	29,791,657	34,244,182	2,765,709
Gross profit	2,420,076	2,484,257	3,065,588	3,225,855	4,629,886	373,930
Operating expenses	1,365,941	1,424,852	2,104,883	2,335,130	3,945,288	318,639
Operating income	1,054,135	1,059,405	960,705	890,725	684,598	55,291
Comprehensive cost of financing, net	(4,351)	17,848	181,118	262,243	263,026	21,243
Other income (expense) (2)	46,331	51,756	58,189	(136,307)	(100,274)	8,099
Income before taxes on earnings	1,155,095	1,093,313	897,567	492,175	324,198	26,183
Controlling interest net income	916,563	905,087	595,118	280,278	276,934	22,366
Non-controlling interest net income					(6,864)	(554)
Net income per Ordinary Share (3)	3.45	3.41	2.24	1.05	1.01
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	24,486,493	25,259,662	28,400,059	29,791,657	34,244,182	2,765,709
Gross profit	2,420,076	2,484,257	3,065,588	3,225,855	4,629,886	373,930
Operating income	1,054,135	1,044,482	963,648	780,648	656,372	27,065
Income before taxes on earnings	1,155,095	1,078,390	900,510	592,098	295,972	(2,043)
Controlling interest net income (4)	951,554	890,164	598,061	246,582	248,708	20,087
Non-controlling interest net income					(6,864)	(554)
Net income per Ordinary Share (3)	3.59	3.35	2.25	0.93	0.91
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
Balance Sheet Data
Mexican FRS:
Property and equipment, net	1,198,242	1,269,821	1,404,985	1,400,188	3,726,889	301,000
Total assets	10,778,971	12,039,715	14,647,532	15,087,669	31,235,103	2,522,683
Short-term debt	17,044		271,824	1,491,126	9,207,682	743,652
Long-term debt	-		1,053,000	891,644	2,289,346	184,898
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	90,760
Controlling interest stockholders’ equity (4)	5,544,017	6,092,720	6,609,761	6,651,209	6,931,453	559,814
Non-controlling interest stockholders equity					151,395	12,227
U.S. GAAP (4):
Property and equipment, net	1,198,242	1,269,821	1,404,985	1,400,188	3,726,889	301,000
Total assets	10,778,971	12,066,643	14,674,460	15,215,597	31,363,031	2,533,015
Short-term debt	17,044		271,824	1,491,126	9,207,682	743,652

Year ended December 31	2006	2007	2008	2009	2010	2010 (1)
(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Long-term debt	-		1,053,000	891,644	2,289,346	184,898
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	90,760
Controlling interest stockholders’ equity (4)	5,570,945	6,091,437	6,586,925	6,728,296	6,980,314	563,760
Non-controlling interest stockholders equity					151,395	12,228

(1)  Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 12.3817 per U.S. $1.00, which was the Peso to U.S. Dollar exchange rate as of December 31, 2010, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)  Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services. See Note 3(k) to our audited consolidated financial statements for a description of impairment of intangible assets included as other expenses.

(3)  Based on the weighted average number of Ordinary Shares outstanding during each year.

(4)  For a discussion of the principal differences between U.S. GAAP and Mexican FRS concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 21 and 22 to our audited consolidated financial statements.

(b)  Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve must be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is then possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  Additionally, the credit facility agreement entered into by the Company on August 30, 2010, as borrower, with HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC or HSBC Mexico and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders, for the amounts of Ps. 5,773,857,695 and Ps. 1,950,000,000 respectively (the “Acquisition Loan”) provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions.  These limitations will be effective until the Company’s obligations under the Acquisition Loan are fully paid. As of December 31, 2010, we had a legal reserve of approximately Ps. 238.5 million, which represented approximately 21.2% of our capital stock as of that date.  See Note 16 to our audited consolidated financial statements.  Five percent of our net income for the year ended December 31, 2005 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 27, 2006 approved the payment of a dividend in the amount of Ps. 150.0 million (Ps. 160.3 million at fiscal yearend constant Pesos), equivalent to Ps. 0.5651 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2006 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 26, 2007 approved the payment of a dividend in the amount of Ps. 170.0 million (Ps. 175.3 million at fiscal yearend constant Pesos), equivalent to Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share.  Five percent of our net income for the year ended December 31, 2008 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 30, 2009 approved the payment of a dividend in the amount of Ps. 170.0 million, the equivalent of Ps. 0.6405 per Ordinary Share. Five percent of our net income for the year ended December 31, 2009 was applied to the legal reserve.  At our annual shareholder’s meeting, held on April 30, 2010, our shareholders resolved not to declare a dividend given the strategic growth alternatives being considered, which  required the use of the Company’s resources.  Five percent of our net income for the year ended December 31, 2010 was applied to the legal reserve.  At our annual shareholder’s meeting, held on April 29, 2011, our shareholders resolved not to declare a dividend given the restrictive covenants established in the Acquisition Loan.  See “Item 4.  Information on the Company—History and Development of the Company”.  Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  A determination to declare and pay dividends may depend on the following factors, among others:

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

(c)  Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on June 15, 2011 was Ps. 11.88 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High		Low		Average(2)		Period End

2006		11.49		10.44		10.91		10.81
2007		11.27		10.67		10.93		10.92
2008		13.94		9.92		11.14		13.83
2009		15.41		12.63		13.50		13.06
2010		13.19		12.16		12.62		12.38

Month ended
December 31,2010	Ps.	12.47	Ps.	12.33	Ps.	12.40	Ps.	12.38
January 30, 2011		12.25		12.04		12.13		12.15
February 28, 2011		12.18		11.97		12.06		12.11
March 31, 2011		12.11		11.92		12.00		11.92
April 30, 2011		11.86		11.52		11.71		11.52
May 31, 2011		11.77		11.56		11.66		11.58
June 15, 2011		11.88		11.64		11.76		11.88

(1)  The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2)  Annual average rates reflect the average of month-end rates.  Monthly average rates reflect the average of daily rates.

According to the U.S. Federal Reserve Board, during 2010, the Brazilian Real reached a high of $1.8885 Brazilian Reais per U.S. $1.00 on May 20, 2010, and a low of $1.6574 Brazilian Reais per U.S. $1.00 on October 13, 2010. On December 31, 2010, the exchange rate was Ps. 7.42 per $1.00 Brazilian Real and CLP 37.89 per $1.00 Mexican Peso as published by Mexico’s Central Bank, Banco de México.

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

The retail pharmacy markets in Mexico and Brazil are very fragmented.  In Mexico, we face competition from other large pharmacy chains, such as Farmacias Guadalajara as well as Farmacias del Ahorro and supercenter chains, such as Wal-Mart. In Brazil, we face competition from other pharmacy chains such as Drogaria São Paulo, Pague Menos and Drogasil, in the states of Río de Janeiro and São Paulo.  In addition, we face competition from supermarkets, mass merchandisers, discount stores, independently owned pharmacies, e-commerce and other smaller participants. In Chile, we face competition from Farmacias Cruz Verde, S.A. y Salcobrand, S.A., both of which are chain pharmacies. In Peru our competitors include other chains such as Inkafarma, Boticas BTL, Arcángel, B&S and Mifarma.

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

Our Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Suppliers.  Our relationships with pharmaceutical suppliers and manufacturers give rise to substantial amounts that are due to us from time to time, including amounts owed to us for returned or defective goods and for services provided. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our suppliers. Although in 2010 we did not have a significant concentration of a specific supplier relating to the purchase of inventory, the bankruptcy, insolvency or other credit failure of any supplier or group of suppliers at a time when such suppliers have a substantial account payable balance due to us could have a material adverse affect on our results of operations.

Our Total Revenue and Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Customers.  Most of our customers in our distribution business buy pharmaceuticals and other products and services from us on credit that is short-term in nature and generally unsecured.  Credit is extended based on evaluation of a customer’s financial condition. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our customers. Any adverse change in general economic conditions can adversely reduce sales to our customers, affect consumer buying practices or cause our customers to delay or be unable to pay accounts receivable owed to us, which would reduce our revenue growth and cause a decrease in our profitability and cash flow. Although no single customer accounted for a significant amount of our total sales in 2010, the bankruptcy, insolvency or other credit failure of any customer or group of customers that in the aggregate have a substantial amount owed to us could have a material adverse affect on our operating revenue and results of operations.

Our Distribution Business is Dependent Upon Sophisticated Information Systems. The Implementation Delay, Malfunction or Failure of These Systems for Any Extended Period of Time Could Adversely Affect Our Business.  We rely on sophisticated information systems in our distribution business to obtain, rapidly process, analyze and manage data to (i) facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers, (ii) receive, process and ship orders on a timely basis, (iii) manage the accurate billing and collections for thousands of customers and (iv) process payments to suppliers. If any such system is interrupted, damaged by unforeseen events or fails for any extended period of time, we could suffer an adverse impact on our results of operations.

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

Our Retail Pharmacy Business is Subject to Additional Risks That May Impede Our Desired Growth Plan .  Our ability to grow our retail pharmacy business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we may seek to lease or construct could impact our ability to find suitable locations and influence the cost of leasing, constructing and refurbishing our pharmacies. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Further, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores.

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

If We Fail to Offer Products and Services that are Attractive to our Customers, the Sales of our Retail Pharmacy Business may be Affected.  The success of our retail operations depends on our ability to offer a superior shopping experience, quality assortment of available merchandise and excellent customer service. We must identify, obtain supplies of, and offer to our customers, attractive, innovative and high quality products on a continuous basis. Our products and services must satisfy the desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. In addition, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices. This would have a negative effect on our business and results of operations.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and This May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  Corporate governance standards applicable to companies listed in Mexico and the United States differ.  See “Item 16G.  Corporate Governance”.  In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP and accounting procedures in certain significant respects.  Thus, Mexican financial statements and reported earnings may differ from those of companies in other countries. Notes 21 and 22 to our audited annual financial statements describe the principal differences between Mexican FRS and U.S. GAAP as they relate to us and provide reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

Risk Factors Related to the Acquisition of FASA

Risks Associated with Our Expansion into New Geographical Markets Could Adversely Affect Our Profitability. Our future growth and profitability depends in part on our ability to penetrate new geographical markets. We have completed the acquisition of Farmacias Ahumada, S.A., or FASA, which currently owns over 1,260 pharmacies in Chile, Mexico and Peru (the “Acquisition”). See “Item 4. Information on the Company—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.   In virtue of the acquisition of FASA, we must comply with new regulatory requirements and enforcement practices that may place additional burdens on our operations or encounter other difficulties with the legal or regulatory systems in such jurisdictions. Failure to comply with such regulations may result in the imposition of fines and penalties. Moreover, we may not be able to adapt our product offerings to consumer habits and trends in such new markets. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of other currencies into Pesos or limit our ability to freely move currency in or out of particular jurisdictions. The occurrence of any of these factors could have a material adverse impact on our financial results.

Our Business Could Be Hindered if We are Unable to Complete and Integrate Acquisitions Successfully. Part of our growth strategy is to identify, pursue and consummate acquisitions that either expand or complement our business. We have grown our retail pharmacy business through acquisitions in recent years and expect to acquire drugstore chains and independent drugstores in the future. In September 2010 we completed the Acquisition. See “Item 4. Information on the Company—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.  As part of the integration of FASA we have implemented an integration plan for FASA’s and its subsidiaries’ operations.  Integration of acquisitions involves a number of risks including the diversion of management’s attention to the assimilation of the operations of businesses we acquire, difficulties in the integration of operations and systems, the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results. If we are unable to successfully complete the  integration plan and successfully integrate FASA’s and its subsidiaries’ operations in a timely manner, our business, operations and financial condition could be negatively affected.

The integration of FASA’s administration and its operations with that of the Company depends, in large part, on the participation of FASA’s key personnel. Because these individuals have an in-depth understanding of the management and the operation of FASA’s business and they have significant experience in the industry, we believe that the projected results of the Acquisition and integration will largely depend on the efforts of these individuals. Consequently, the loss of such key personnel could have an adverse effect on our results of operations.

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

Loss of Key Suppliers May Have an Adverse Impact on Our Operating Results. FASA and its subsidiaries are dependant in large part on certain key suppliers to carry out their operations. If any such suppliers fails to honor their existing agreements and stop providing their services, FASA’s operations and those of its subsidiaries could be substantially reduced. This would have an adverse effect on the projected results of the Acquisition.

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

    In Connection with the Acquisition, the Company has Incurred a Significant Amount of Debt, Which May Result in an Adverse Effect on the Price of Our Shares and Increase Our Interest Costs. For purposes of completing the Acquisition, we have incurred significant amounts of debt, which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in the costs for interests.

Restrictive Covenants in Our Finance Documents Related to the Acquisition May Restrict the Manner in Which We Can Operate Our Business. The agreements governing our and our subsidiary guarantors’ outstanding indebtedness in connection with the Acquisition limit, among other things, our ability and the ability of certain subsidiaries to:  (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments, and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us, among other customary covenants and provisions. If we fail to comply with these covenants, we would be in default under the loan agreement related to the Acquisition, and the principal and accrued interest of such loan or other outstanding indebtedness may become due and payable. These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities. This could have a significant adverse effect on our financial condition.

The Company Will Not Be Able to Pay any Dividends Until the Obligations Under the Acquisition Loan are Fully Paid. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions. These limitations will be effective until the Company’s obligations under the Acquisition Loan are fully paid.

The Instruments Governing the Debt Incurred in Connection with the Acquisition Contain Cross-Default Provisions that May Cause All of the Amounts Owed Under Such Loan, to Become Immediately Due and Payable as a result of a Default Under an Unrelated Debt Instrument. The instruments governing the debt incurred in connection with the Acquisition contain numerous restrictive covenants. Instruments governing our other indebtedness also contain certain affirmative and negative covenants and require us and our subsidiaries to meet certain financial ratios and tests. Our failure to comply with the obligations contained in any instrument governing our indebtedness could result in an event of default under the applicable instrument, which could then result in the related debt and the debt issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.

FASA Could Be Subject of Further Claims by Cruz Verde and Salcobrand in the Process that Is Currently Being Held Against Them in the Chilean Antitrust Authority. On December 9, 2008, the Chilean Antitrust Authority or Fiscalía Nacional Económica initiated a procedure against FASA before the Chilean Antitrust Court or Tribunal de Defensa de la Libre Competencia, such procedure intended, among others, to prove that FASA had agreed with its competitors, Farmacias Cruz Verde S.A. (“Cruz Verde”) y Farmacias Salcobrand S.A. (“Salcobrand”) a mechanism to fix the price of medicines, to impose certain fines to FASA and to end the alleged agreement.  On March 23, 2009, the Chilean Antitrust Authority and FASA filed a conciliation agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the conciliation agreement, this process continues with respect to FASA’s aforesaid competitors. In case Cruz Verde and Salcobrand win the process that is currently being held against them, then they and other third parties could sue FASA claiming the payment of consequential damages arising from the antitrust process such competitors were a party to. If FASA is unable to address such suits and win the processes that may be initiated against it, the occurrence of any of these factors could have a material adverse impact on our business and our financial results.

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

Risk Factors Relating to Economic and Political Developments

Economic and Political Developments in Mexico May Adversely Affect Our Business.  We are a Mexican company and the vast majority of our business operations take place in Mexico.  Approximately 88.6% of our consolidated net sales for the year ended December 31, 2010 derived from sales made in Mexico.  Consequently, our business, financial condition and results of operations are affected by economic, political or social developments in Mexico, including, among others, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Peso and the U.S. Dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.  Accordingly, Mexican governmental actions and policies concerning the economy in general and healthcare policy in particular could have a significant impact on us, as well as more generally on market conditions, prices and returns on Mexican equity securities.  We cannot assure you that changes in governmental policies in Mexico will not adversely affect our business, results of operations, financial condition and prospects.

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

Our business may be especially affected by economic conditions in Mexico. Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. According to preliminary data, during 2010, Mexico’s gross domestic product, or GDP, grew by 5.5%. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses.  The annual rate of inflation, as measured by changes in the NCPI, as published by the Banco de México, was 4.4% for 2010 and the average interest rate on 28-day Mexican government treasury securities, or “CETES”, averaged 4.4%. In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  High inflation rates may also lead to Peso devaluations. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours. Such policies have had and could in the future have an adverse effect on us.  Future economic slowdowns or developments in or affecting Mexico could impair our business, results of operations, financial condition, prospects and ability to obtain financing.

In addition, international events affecting Mexico may also have an adverse impact on our business.

The continuation or further worsening of deteriorated financial and economic conditions could have a significant adverse effect on our sales, profitability and results of operation.

Mexico Has Experienced a Period of Increasing Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparts. Recently, Mexico has experienced a period of increasing criminal activity and violence, primarily due to organized crime.  These activities, their possible escalation and the violence associated with them may have a negative impact on the business environment in which we operate and, therefore, on our financial condition and the results of operation.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. Dollar of 0.8%.  During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the peso depreciated 1.6% with respect to the U.S. Dollar due to higher inflation levels in Mexico.  The combination of more moderate GDP growth and a slightly lower level of inflation led to a 1.0% depreciation of the Peso against the U.S. Dollar in 2007.  As a result of the global economic crisis that began in 2008 and has lead to a significant increase in inflation as well as slowdown in GDP growth, the Peso depreciated by 26.7% versus the U.S. Dollar in 2008.  In 2009, the Peso appreciated 5.6% against the U.S. Dollar as a result of lower inflation levels and in 2010, the Peso appreciated an additional 5.2% against the U.S. Dollar, driven in large part by the increase in GDP as well as a relatively low inflation rate.

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

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was 3.3% for 2005, 4.1% for 2006, 3.8% for 2007, 6.5% for 2008, 3.6% in 2009 and 4.4% in 2010.  High inflation rates can adversely affect our business and our results of operations in the following ways:

●	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we sell and/or distribute; and

●	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high nominal interest rates.  The interest rates on 28-day CETES averaged approximately 7.2%, 7.7% and 5.4% for 2007, 2008 and 2009 and 4.4% in 2010, respectively, and 4.2% by May 2011.  Accordingly, we may be subject to high interest rates in the event we incur Peso-denominated debt in the future.

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

Risks Related to Our Operations in Brazil May Adversely Affect Our Business.  As a result of our acquisition of Drogasmil in May 2008, we are exposed to a variety of risks and uncertainties related to our operations in Brazil including political, economic or social upheaval, devaluations in the Real, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital, as well as tariffs and import quotas that may indirectly increase the cost of the products that we sell.  These disruptions can affect our ability to sell products and to repatriate funds, affecting the levels of consumer demand, and therefore our levels of sales and profitability.

The Brazilian monetary unit, the Real, has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. Dollar and other currencies.  For example, the Real depreciated against the U.S. Dollar, on average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003.  In 2004, 2005, 2006 and 2007 the Real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. Dollar.  In 2008, the Real depreciated 31.9% against the U.S. Dollar, in 2009 the Real appreciated 24.7% against the U.S. Dollar and in 2010, the Real appreciated 3.3% against the U.S. dollar.  In general, devaluations decrease consumers’ purchasing power, which could have a negative effect on our business should a devaluation occur.

Our business could be affected by high rates of inflation and interest rates in Brazil, which historically has experienced such high rates.  According to the Brazilian Central Bank’s Índice Nacional de Preços Ao Consumidor Amplo (National Consumer Price Index), or “IPCA,” the inflation rates in Brazil were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010.  Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales.  Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.

In addition, high inflation generally leads to higher domestic interest rates and, as a result, the costs of servicing any Real-denominated debt that we may incur in the future may increase, resulting in lower net income. The Sistema Especial de Liquidação e Custodia rate (SELIC) is the Brazilian Central Bank’s overnight lending rate.  In 2004 and 2005, the Brazilian interest rate was higher than 16% (17.8% in 2004 and 18.0% in 2005).  In 2006, interest rates decreased to 13.3% and in 2007, the SELIC decreased further, to 11.3% only to increase to 13.8% in 2008.  During 2009, the SELIC averaged 10.0%, and by the end of 2010, the SELIC averaged 9.8%.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance any indebtedness that we may incur in the future in those markets.

Brazil has also implemented exchange controls in the past, as well as restrictions on repatriation of capital.  We cannot guarantee that such types of policies will not be adopted by Brazil in the future, which would have an adverse effect on our dividend flow to Grupo Casa Saba, which depends on dividends from its subsidiaries as a source of income.

Risks Related to Our Operations in Chile and Peru May Adversely Affect Our Business.  As a result of our acquisition of FASA and Benavides in 2010, we are exposed to a variety of risks and uncertainties related to our operations in Chile and Peru including political, economic or social upheaval, devaluations in the CLP or the Sol, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital, as well as tariffs and import quotas that may indirectly increase the cost of the products that we sell.  These disruptions can affect our ability to sell products and to repatriate funds, as well as affecting the levels of consumer demand, and therefore our levels of sales and profitability. For example, the recently elected government in Peru announced preliminary government plans that contemplate a series of changes that may affect local and foreign investments, and therefore may affect our ability to sell products and to repatriate funds, as well as the levels of consumer demand, and our levels of sales and profitability.

Developments in Other Emerging Market Countries May Adversely Affect Our Business or the Market Price of Our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe.  The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates.    During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity.  During 2008, the index of the Mexican Stock Exchange declined by 24.2%, mainly due to the volatility brought on by the financial crisis that began during the second half of 2008 in the United States and which had a negative effect on both developed and developing countries worldwide.  During 2009, the Mexican Stock Exchange Index recovered, posting a gain of 43.5%.  By the end of 2010, the Mexican Stock Exchange as measured by the INPC recovered, posting a gain of 20.0%, in line with the positive performance of both emerging and developed markets worldwide.  An increase in liquidity following the world economic crisis as well as positive outlooks for emerging markets, including Mexico, contributed to this increase. By March 31, 2011 the Mexican Stock Exchange Index declined 3.0% due to investor uncertainty as a result of the Japanese earthquake, the Middle East political crisis and continuing concerns over the European debt crisis in countries such as Greece, Ireland, Spain and Portugal. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

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

The most recent amendments to Mexico’s Federal Antitrust Law are in full force as of May 11, 2011.  Such amendments, among other things, have significantly increased monetary fines and provided for changes in the actions to be taken by the Mexican Antitrust Commission or Comision Federal de Competencia, with respect to illegal conduct.  In addition, Mexico´s Federal Antitrust Law and related regulations or conditions imposed by the Mexican Antitrust Commission may adversely affect our ability to determine the manner in which we provide our products and services.  Approval of the Mexican Antitrust Commission is required for us to acquire certain businesses or enter into certain joint ventures.  There can be no assurance that in the future the Mexican Antitrust Commission will authorize certain acquisitions or joint ventures related to our businesses, the denial of which may adversely affect our business strategy, financial condition and results of operations.

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

In September 2007, the Mexican Congress approved a new federal tax applicable to all Mexican corporations (which will be applicable to us), known as the single rate business tax (Impuesto Empresarial a Tasa Única), or IETU, which is a form of an alternative minimum tax and replaces the asset tax that previously applied to corporations and other taxpayers in Mexico.  The IETU tax rate for 2010 was 17.5%, and it will remain at this rate from this time forward.  A Mexican corporation is required to pay the IETU if, as a result of the calculation of the IETU, the amount payable under the IETU exceeds the income tax payable by the corporation under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta).  In general terms, the IETU is determined by applying the rates specified above to the amount resulting from deducting from a company’s taxable income, among other items, goods acquired (consisting of raw materials and capital investments), services provided by independent contractors and lease payments required for the performance of the activities taxable under the IETU.  Salaries, royalty payments made to related parties and interest payments arising from financing transactions are not deductible for purposes of determining the IETU.  However, salaries subject to income tax and social security contributions paid to employees are creditable for purposes of determining the IETU.  The legislation became effective in January 2008.  Although we cannot currently predict the impact of this legislation or quantify its effect on our tax liability for future years, this change in the tax regime could materially increase our tax liabilities and cash tax payments, including by limiting our ability to make use of tax loss carry forwards, which could adversely affect our results of operations and financial condition.

In December 2009, the Mexican Federal Congress enacted certain amendments and changes to the Mexican tax laws that became effective as of January 1, 2010.  The approved tax bill amends and provides for additional changes to several provisions contained within the Mexican tax laws related to income tax, value added tax and excise tax.  New rules for the tax consolidation regime were approved.  The deferred income tax benefit derived from tax consolidation of a parent company and its subsidiaries is limited to a period of five years; therefore, the resulting deferred income tax has to be paid starting in the sixth year following the fiscal year in which the deferred income tax benefit was received. Payment of deferred income tax must be made in installments: 25% in the first and second year, 20% in the third year, and 15% in the fourth and fifth year.  This new provision applies to deferred income tax resulting from tax consolidation prior to and from 2010, therefore in 2010 taxpayers were required to pay the first installment of the cumulative amount of the deferred tax benefits determined as of December 31, 2004.  The application of such provisions could increase our tax liabilities and have an adverse effect on our financial condition.

Effective January 1, 2010, the Mexican tax authorities approved the amendments to the Income Tax Law.  The significant changes were as follows:

i)     The annual income tax rate is 30 percent from 2010 to 2012.  That tax rate decreases to 29 percent for 2013, and 28 percent from 2014 and henceforth.

ii)     Change in the tax consolidation regime which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth.  Therefore, companies should pay restated income tax that is related to the benefits of tax consolidation obtained as of that year, in connection with: (a) tax losses used in tax consolidation that would have not been carried forward individually by the entity that incurred them; (b) losses on sales of stock to be carried forward individually by the entity that incurred them; (c) special consolidation items for transactions among entities of the Group; and (d) dividends paid among entities of the Group that are paid out of earnings not taxed for income tax purposes in the past.  In addition, companies should determine income tax on the difference between consolidated CUFIN balances and CUFIN balances of controlled entities.

As explained in paragraph (a) of this same Note, on June 25, 2010, the Company no longer determines its consolidated taxable income with the rest of its controlled subsidiaries for fiscal 2010.  Therefore, those subsidiaries meet their tax obligations individually for that year.  As a result of this new tax deconsolidation, the Company paid Income Tax in the amount of Ps. 132,629.

In accordance with that tax reform, effective 2010, the Company would start to reverse the benefits of consolidation obtained in the 1999-2004 period, while the benefits obtained as of fiscal 2005 would be reversed as of 2011.  The tax reform sets forth the payment of taxes resulting for the reversal in accordance with certain percentages and terms.  As a result of tax deconsolidation and payment of resulting taxes discussed in the above paragraph, the reversal process of tax benefits no longer applies to the Group.

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

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations.  Unlike the Health, Beauty and Consumer Goods (HBCG), entertainment products, general merchandise and other products that we distribute, the prescription drugs and over-the-counter drugs that we distribute are not currently subject to a 15% value-added tax.  In April 2001, a proposal was filed with the Mexican congress requesting a substantial amendment to Mexican tax laws.  One of the reforms contemplated by this proposal was an increase in the value-added tax on prescription drugs and over-the-counter drugs from 0% to 15%.  Although that bill was not passed by the Mexican congress, the current government may file similar proposals.  If prescription drugs and over-the-counter drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs and over-the-counter drugs would likely increase by the percentage amount of the value-added tax rate.  While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would have an adverse effect on consumer demand for these products and result in a decrease in related revenues.  To the extent that any of these price increases adversely impact revenues related to prescription and over-the-counter drugs, our business, financial condition and results of operations could be adversely affected.  We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

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

Our operating performance in Brazil may also be affected by the price controls on pharmaceutical products and certain non-pharmaceutical products imposed by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market, or CMED, with the oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency, or ANVISA.  As a result neither our suppliers nor we may be able to increase prices above the maximums established by the relevant Brazilian authorities.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31 of each year.  The CMED established a maximum drug price adjustment of 6.01% for the year commencing on March 31, 2011.  We cannot assure you that more stringent measures will be implemented by the Brazilian government in respect of price controls.  Changes to the manner in which price controls are implemented in Brazil may materially affect our results of operations in Brazil.

In August 2009, ANVISA adopted new rules for the sale of products in pharmacies in an effort to curb self-medication. Resolution RDC 44/09 prohibits the sale of convenience products and other services not related to health and personal hygiene. In addition, pursuant to the new rules, pharmacies will be required to place several products, including common over-the-counter drugs like analgesics and antacids, behind the counter. The new rules came into effect on February 18, 2010. We believe such rules are not legal and that ANVISA went beyond its powers in issuing them. Based on the foregoing, Abrafarma, the Brazilian Association of Pharmacy and Drugstore Networks of which our subsidiary Drogarias is a member, has filed for an injunction for the benefit of its members against the application of the new rules.  In January 2010, a federal court in the Federal District granted the injunction to Abrafarma and its members, including Drogarias, against the application of the above-mentioned rules. If such new rules were to be applied to Drogarias, its business, results of operation and financial condition may be significantly adversely affected.

Currently, Brazil’s Federal Pharmaceutical Council, Conselho Federal de Farmacia, is considering a draft resolution that would require that over-the-counter medications, such as analgesics and antacids, may only be sold if prescribed by a pharmacist.  If approved, we believe such regulation could have an adverse effect in the operations of our subsidiary Drogarias.

The sale of pharmaceutical products in Brazil is subject to a tax rate of  up to 19%, one of the highest in Latin America.  Further increases in the taxes applicable to the sale of the products we sell may affect our results of operation and our margins in Brazil to the extent that we are not able to pass on such costs to the end-consumer, for example, as a result of price controls.

Changes in Chilean Regulations Relating to the Sale of Pharmaceutical Products and Retail Pharmacy Operations May Adversely Affect Our Business. The Chilean National Congress is currently discussing a bill by means of which the Chilean Sanitary Code intends to be modified in order to regulate several aspects of the pharmaceutical industry: including, among other, the (i) prohibition to give any type of incentive to the sellers of pharmaceutical establishments, (ii) banning vertical integration between pharmaceutical chains and laboratories, (iii) regulatory requirements on price information for medicines, and (iv) authorization for retail of certain drugs, sold in stores different from pharmacies or drugstores. We cannot predict the effects of such amendments, nor assure that more stringent measures will be implemented by the Chilean government.  Changes to the manner in which the pharmaceutical industry, as well as the sale of pharmaceutical products and retail pharmacy operations implemented in Chile may materially affect our results of operations.

The Chilean Health Institute (Instituto de Salud Pública de Chile) issued a resolution by means of which certain bioequivalence analysis must be filed with respect to some pharmaceutical products called monodrugs (monodrogas), on January 31, 2012 at the latest. Such analyses will be considered as a registration requirement from some generic medicines, the lack of such analyses may give place to the sanitary registrar cancellation for generic medicines. The elaboration of the bioequivalence analysis does not depend entirely on us, so if the Company’s subsidiaries fail to comply with the said ruling, it may cause shortages in the supply of certain medicines.

Changes in Peruvian Regulations Relating to the Sale of Pharmaceutical Products and Retail Pharmacy Operations May Adversely Affect Our Business. In Peru, the statute applicable to drugstores is the Pharmaceutical Establishment Law (Ley de Establecimientos Farmaceuticos). This law provides the general regulatory structure for pharmacies in Peru. Under such law, there are certain basic principles to be followed by drugstore chains, including the need to have a pharmacist in the drugstore during opening hours and labor law restrictions of a maximum of 48 hours of work a week for employees. On November 26, 2009 the Pharmaceutical Products Law was enacted by the Peruvian Congress. However, the applicable regulations have not been published yet.  In virtue of the said law, the Peruvian operative subsidiaries of the Company must have certifications regarding the warehousing, dispensing and pharmacy certificate. We cannot predict the effects of the regulations, nor assure that more stringent measures will be implemented by the Peruvian government.  Changes to the manner in which the pharmaceutical industry, as well as the sale of pharmaceutical products and retail pharmacy operations implemented in Peru may materially affect our results of operations.

Item 4.	Information on the Company

History and Development of the Company

Grupo Casa Saba, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable, or stock corporation with variable capital, which was organized under the laws of Mexico on November 16, 1982.  Our deed of incorporation was registered with the Public Registry of Commerce in Mexico City on January 10, 1983 under Commercial Folio Number 55,635.  Pursuant to the terms of our estatutos sociales, or bylaws, our corporate existence is indefinite.  Our principal executive offices are located at Paseo de la Reforma, No. 215, Colonia Lomas de Chapultepec, C.P. 11000, D.F., Mexico.  Our telephone number at that address is (52 55) 5284-6600.  Grupo Casa Saba’s authorized representative in the United States is Puglisi & Associates and is located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19714.  Their telephone number is (302) 738-6680.

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

By the end of 2007, we had no interest-bearing liabilities and our net debt by year-end was Ps. 684 million.  As of December 31, 2008, our interest-bearing liabilities were Ps. 1,324.8 million and our net debt was Ps. 723 million, primarily as a result of the acquisition of Drogasmil, a Brazilian pharmacy chain.  Our interest-bearing liabilities at the close of the 2009 fiscal year totaled Ps. 2,382.7 million and our net debt reached Ps. 1,719 million.  By the end of 2010, our interest-bearing liabilities totaled Ps. 11,497.0 million and our net debt was Ps. 10,206.5 million.

On March 25, 2010, our subsidiary Casa Saba entered into a new credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias, which was prepaid on October 3, 2010.  On August 30, 2010, the Company entered into a credit facility agreement, as borrower, with HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC or HSBC Mexico and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders, for the amounts of Ps.5,773.9 million and Ps.1,950.0 million, respectively (the “Acquisition Loan”).  Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors.

See “Item 5.  Operating and Financial Review and Prospects—Indebtedness” and Note 12 to our consolidated financial statements.

During 2008, as part of our growth strategy, we expanded our retail pharmacy operations in Mexico and overseas.  We experienced significant growth in the retail pharmacy chain that we operate through our subsidiary Farmacias ABC de Mexico, S.A. de C.V., or Farmacias ABC, which is based in Guadalajara, Jalisco.  We acquired Farmacias ABC in November 2007 with 40 pharmacies and grew to over 150 pharmacies by the end of 2008 through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the metropolitan area of Mexico City and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  In May 2008, we expanded into the Brazilian retail pharmacy market. We acquired 100% of the shares of Drogasmil, a closely-held company, for a transaction price of approximately $155 million Reais. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,210 million as of December 31, 2009.  Drogasmil currently operates pharmacies in the states of Rio de Janeiro and São Paulo.  In 2008, we incorporated Casa Saba Brasil Holdings Ltda., or Casa Saba Brasil, as a holding company for our operations in Brazil.  References in this annual report to Casa Saba Brasil include any of its subsidiaries, including Drogasmil.

In April of 2008, we continued to open new lines of business through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., or Controladora de Clínicas Ambulatorias, a company that operates two full-service clinics under the name “Sport Clinic” specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.  Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy.  Both clinics are located in Mexico City.  With this acquisition, we are seeking to diversify and increase our participation in the healthcare sector.  In 2008, we began construction of a new clinic in Tampico, Tamaulipas, which opened to the public in November 2009.

In addition, in 2009 we have continued our expansion in the healthcare sector and opened Perfect Image in Mexico City, a clinic specializing in plastic surgery as well as health and beauty treatments.

As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Promise Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010, was $162 million.  FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru.  The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price equal or greater than 1,642 Chilean Pesos per share and the validity of such offer was conditioned upon the sale of at least fifty percent plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders’ meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.

On July 21, 2010, our shareholders approved the Acquisition by ratifying the execution of the FASA Agreement. Additionally, our shareholders authorized the Company to launch a tender offer, directly or indirectly through one of its subsidiaries, for up to all of the shares that represented the capital stock of FASA, and to carry out all necessary acts, including the granting of collateral, in order for the Company to obtain the necessary resources to finance the Acquisition.

On August 30, 2010, the Company entered into the Acquisition Loan. Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors. HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in their respective countries. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company and the joint obligors to: (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments, and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us, among other customary covenants and provisions.

On September 28, 2010, the Company and certain subsidiaries entered into an irrevocable guaranty trust as trustors and second beneficiaries with The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee, pursuant to which the trustors transferred the property of certain shares to the trustee in favor of HSBC México as first beneficiary and acting as Mexican collateral agent, in order to secure its obligations under the Acquisition Loan. In case of an execution scenario, the Company has agreed that the beneficiary is entitled to instruct the sale of the trust estate to the trustee, in order to obtain the necessary resources to pay the Acquisition Loan. In this case, the trustee shall follow the procedure established in the trust agreement for the sale of the trust estate. Among other customary covenants, the trustors have agreed to immediately transfer to the trustee any additional shares that each trustor acquires from time to time, and to abstain from creating or allowing the existence of any lien over the trust estate.

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor with HSBC México as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company, and (ii) all the present and future account receivables related to the Company’s preponderant activity.  Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse described therein.

On August 31, 2010, the Company announced that it had obtained final approval of the Acquisition from the Mexican Antitrust Commission, and published the announcement for the initiation of the tender offer period to acquire up to 100% of FASA’s outstanding shares on the Santiago Stock Exchange.

On September 30, 2010, the Company announced that the period to participate in the tender offer launched to acquire up to 100% shares of FASA’s outstanding shares Santiago Stock Exchange, which began on August 31, 2010, had expired. As a result of the tender offer, the Company, through Inversiones GCS Limitada, a wholly owned subsidiary incorporated under the laws of Chile, acquired 146,693,539 of the 150 million outstanding shares, or 97.8% of FASA’s capital stock. The transaction totaled $240,870,791,038 Chilean pesos or approximately Ps. 6,201,240 (in thousands of Mexican pesos), based on an exchange rate of $39 Chilean pesos: Ps.1 Mexican peso. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides, S.A.B. de C.V. or Farmacias Benavides. Therefore, as a result of the Acquisition the Company indirectly acquired a controlling share in Farmacias Benavides, the operator of FASA’s pharmacy network in Mexico.

Payment for the shares resulting from the above-mentioned tender offer took place on October 3, 2010 and was made with the proceeds of the Acquisition Loan.

The Acquisition has increased the position of our retail pharmacy division in cities where it did not previously have coverage and has increased its presence in cities where it previously was minor. We consider ourselves to be the largest retail pharmacy chain in Latin America, with a platform of approximately 1,500 pharmacies across Mexico, Brazil, Chile, and Peru. We believe that the Acquisition will create value for our shareholders through the projected benefits of the synergies that were created. In addition, the Acquisition will consolidate the pharmaceutical industry sector, resulting in a better level of service for the clients. The synergies and economies of scale that the Company hopes to obtain through this Acquisition include, but are not limited to, operating efficiencies, a greater supply and penetration of product for the clients as well as savings in terms of administrative and sales expenses. If we manage to complete these synergies, they will provide added strength to the Company by significantly increasing its size as the main distributor and vendor of pharmaceutical, health, beauty, personal care and general consumption products and giving us a larger national presence. As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proven and wide multi-country platform, that also has the necessary corporate and system capacities to integrate efficiently our existing operations in Mexico, Brazil, Chile and Peru.

Our consolidated net sales for the year ended on December 31, 2010 totaled Ps. 34,244 million, approximately 88.6% of which were made in Mexico.  As of the end of 2010, our total assets were Ps. 31,235 million and we had 22 distribution centers in Mexico.  Our operations outside of Mexico represented 11.4% of our consolidated net sales for the year ended on December 31, 2010.  Our operations are currently organized into five operative business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (59.22% of our consolidated net sales in 2010); the “Retail Pharmacy” Division which includes results from our retail pharmacies business (25.07% of our consolidated nets sales in 2010); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (5.31% of our consolidated net sales in 2010); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as the “HBCG/Other Products” business division (7.95% of our consolidated net sales in 2010); and the Publications business division (2.44% of our consolidated net sales in 2010).

In light of the amendments to the Mexican Federal Income Tax Law, effective January 1, 2010, relating to changes in the tax consolidation regime, the Company decided to deconsolidate for tax purposes and filed a deconsolidation tax return on June 25, 2010 for an amount of Ps. 132,629 in thousands of Mexican pesos, which has been paid to this date.

At our annual general ordinary shareholders’ meeting, it was approved that the Company implement the stock option and/or purchase plan for employees, officers and/or directors of the Company or its subsidiaries.

As a result, it was also approved to increase the variable portion of the Company’s capital stock, for an amount up to Ps.84,999,982.50, through the issuance of 3,777,777 ordinary shares, nominative, without par value, which will be maintained in the Company’s treasury, to be used later, in the implementation of the aforesaid plan.

Additionally, it was approved that the Board of Directors shall establish the terms and conditions of the stock option and/or purchase plan, as well as the characteristics under which the shares subject to the capital increase will be subscribed and paid, including, without limitation, the form and term.  When such terms and conditions are defined, the necessary notices will be published in order for the shareholders to exercise their preemptive rights.

Finally, it was approved that, in the event that after the specified time frame in the relevant notice, the shares that remain unsubscribed by the shareholders may be offered for subscription and payment to whomever the Company’s Board of Directors determines to that effect, including one or more of the Company´s shareholders, pursuant to the applicable laws, at a price that should be no less than the subscription price to be included in said notice.

Organizational Structure

Grupo Casa Saba is a holding company that has an ownership interest in the subsidiaries through which we operate.  Grupo Casa Saba and all of our significant subsidiaries listed below are organized under the laws of Mexico, except where otherwise indicated.

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of December 31, 2010:

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)

Mexican Subsidiaries		2009	2010
Direct Interest
Casa Saba, S.A. de C.V.(3)	(Casa Saba)	48.21%	48.21%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V. (8)	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V. (9)	(Centennial)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (10)	(Mexatar)	99.9%	99.9%
Controladora Casa Saba, S.A. de C.V.(28)	(Controladora Casa Saba)	99.9%	99.9%
Other companies (27)		99.9%	99.9%

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)

Mexican Subsidiaries		2009	2010
Indirect Interest
Casa Saba, S.A. de C.V. (3)	(Casa Saba)	51.79%	51.79%
Distribuidora Drogueros, S.A. de C.V. (11)	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. (12)	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V. (13)	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V. (14)	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V. (15)	(Secodro)	99.99%	99.99%
Inmuebles Visosil, S.A. de C.V. (16)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (17)	(Secosa)	99.9%	99.9%

Other companies (27)		99.9%	99.9%
Foreign Subsidiaries:
Casa Saba Brasil Holdings Ltda. (Brazil**) (18)	(Casa Saba Brasil)	100%	100%
Farmacias Ahumada, S.A. (Chile***) (19)	(FASA)		97.8%

Associates
Lomas Sports Clinic Ambulatorias, S.A. de C.V. (20)		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V. (21) Resonancia Sports Clinic, S.A. de C.V. (22)		47.0% 49.9%	47.0% 49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V. (23)		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V. (24) Inmobilaria Avantuen, S.A. (25) Inmobilaria Faster (26)		49.6%	49.6% 49.0% 49.0%

(*)         During 2009, Management made internal changes in the stock structure among these Group’s subsidiaries (subparagraphs e) and f) hereinbelow).

(**)       CS Brasil holds 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. (CSB Drogarias) in Brasil.

(***)     Farmacias Ahumada, S.A. (FASA) is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010.  FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance (SVC-Spanish acronym) of Chile, and it trades its shares on the Chilean securities market.  FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S. A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda.  In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S. A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C. V. and three subsidiaries.  Farmacias Benavides is a company listed on the Bolsa Mexicana de Valores, S.A.B. de C. V.

(****)   Associates with shareholdings held by FASA.

(1)  With the exception of Casa Saba, S.A. de C.V. and CSB Drogarias, S.A., none of our operating subsidiaries is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

(2)  Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(3)  We directly own 48.21% of the shares of Casa Saba and the remaining 51.79% is held through our subsidiary Transporte Marproa, S.A. de C.V.  Through this subsidiary we distribute pharmaceutical products to private and government clients.

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

(18)  Subsidiary, organized under Brazilian laws, through which we own operating subsidiaries in Brazil, including Drogasmil.

(19) Subsidiary, organized under Chilean laws, through which we sell pharmaceutical products.

 (20)  Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(21) Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(22)  Subsidiary through which we purchase medical equipment.

(23)  Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Lomas Sports Clinic Ambulatorias., S.A. de C.V. and WTC Sports Clinic Ambulatorias, S.A. de C.V.

(24)  Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(25) A Chilean real estate and Service company.

(26) A Chilean real estate and Service company.

(27)  Real estate and Service companies (24 subsidiaries).

(28)  A holding company through which the company maintains its participation in FASA.

Capital Expenditures

The table below sets forth our capital expenditures for the years ended December 31, 2008, 2009 and 2010.  Our capital expenditure program is primarily focused on new investments in vehicles for our distribution fleet, information technology and computer equipment.  For a discussion of how we funded our capital expenditures in 2010, as well as a more detailed description of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures”.

	Year ended December 31,
	2008		2009		2010
	(Millions of Mexican Pesos)
Distribution fleet	Ps.	36.4	Ps.	19.4	Ps.	12.2
Technology and computer equipment		30.7		22.2		17.0
Other general capital expenditures		63.7		34.0		17.8
Total capital expenditures(1)	Ps.	130.8	Ps.	75.6	Ps.	47.0

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

Our 2010 capital expenditures included the purchase of machinery, transport and delivery equipment, computer hardware and general transport equipment
See “—Information and Technology Systems” and “Item 5. Operating and Financial Review and Prospects—Overview”.

In 2011, we expect that our main capital expenditures will be related to IT investments and developments, as well as to the renewal of our distribution fleet.

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

We currently distribute over 15,000 different products, including approximately:

●	5,500 pharmaceutical products;

●	5,400 health and beauty products;

●	700 general merchandise and other products, such as food and toiletries; and

●	3,500 publications.

We distribute these products throughout Mexico through our nationwide distribution network to clients in the following segments:

●	more than 14,000 pharmacies owned by private individuals;

●	approximately 4,700 privately-owned pharmacy chains and over 650 government pharmacies;

●	approximately 2,900 regional and national supermarkets;

●	approximately 500 racks and 147 nationwide agents;

●	over 110 department stores; and

●	approximately 350 major wholesalers and 3,500 convenience stores.

In addition, we currently operate over 890 pharmacies in 17 Mexican states, and the metropolitan area of Mexico City, more than 340 pharmacies in Chile, over 190 in Peru and more than 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil through which we sell pharmaceutical products as well as health and beauty aids and other related consumer goods.

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

Distribution Business Overview

Our core business is the wholesale distribution of pharmaceutical products in Mexico.  The following table shows our sales by business division, as a percentage of consolidated net sales for the last three years:

	Year Ended December 31,
	2008	2009	2010
Pharmaceuticals(1)(2):
- Private	75.85%	75.11%	59.22%
- Government	3.64%	3.04%	5.31%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	8.88%	8.49%	7.95%
Publications	2.64%	2.53%	2.44%
Retail Pharmacy	8.99%	10.82%	25.10%
Total	100%	100%	100%

 (1)  For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

(2)  In 2008 and 2009, the operations of Casa Saba Brasil and our retail pharmacy business in Mexico were consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2010, the results of our retail pharmacy business will be reported separately as the “Retail Pharmacy-” division.

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

As of December 31, 2010, we distributed products to our clients nationwide through a distribution network consisting of 22 active distribution centers.  Grupo Casa Saba’s warehouses have more than 100,000 square meters of warehouse space.  Using a fleet of over 900 vans, trucks and cars, we filled more than 7.1 million orders in 2010, averaging more than 597,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

Retail Business Overview

Consistent with our business strategy, we have continued to strengthen our retail pharmacy business.  In Mexico, we sell pharmaceutical products through the Farmacias ABC pharmacy chain, which is based in Guadalajara, Jalisco, Farmacias Provee de Especialidades, which has operations in the northern region of Mexico, particularly in Monterrey, Nuevo Leon and in the states of Chihuahua and Coahuila, and as of October 2010, through Farmacias Benavides.  Through Farmacias ABC, we operated over 150 pharmacies in 2010, mainly in the metropolitan area of Guadalajara, Jalisco, which is Mexico’s second most populated city, as well as in the Mexico City metropolitan area and in the states of Guanajuato, Michoacan, Jalisco and Coahuila.  Through Farmacias Provee de Especialidades we operated 8 pharmacies in 2010 in or close to important healthcare centers and hospitals.  Farmacias Benavides is based in Monterrey, Nuevo Leon and as of December 31, 2010 operated more than 720 pharmacies in 16 Mexican states.  We currently lease all of the locations where the pharmacies are located. See “—Property, Plant and Equipment”.

Our Brazilian operations are focused on the operation of retail pharmacies.  We purchase the pharmaceutical products we sell from Brazil’s three main pharmaceutical wholesale distributors while the majority of our non-pharmaceutical products are purchased from a wide range of distributors, manufacturers and suppliers.  We place purchase orders on an ongoing basis, depending on market needs, pricing and payment terms rather than committing to contractual terms.  Our presence in the states of Rio de Janeiro and São Paulo, through more than 85 pharmacies, allows us access to a wide range of customers.  Our customers are primarily individual clients, although we do maintain corporate arrangements, which are generally longer-term in nature, with several healthcare providers and corporate clients, such as Carrefour and Unilever.  Since acquiring Drogasmil in the second quarter of 2008, we have carried out an ongoing process of integrating and raising its operational standards to those of our Mexican operations.

In our stores, we sell pharmaceutical products and a wide assortment of other merchandise. In fiscal year 2010, pharmaceutical product sales, which for purposes of this annual report include prescription drugs as well as over-the-counter medications, accounted for approximately 67% of our retail pharmacy business sales in Mexico. We believe that our pharmacy operations will contribute to our overall operations due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer a wide variety of non-pharmaceutical products, including health and beauty aids and other merchandise which accounted for approximately 33% of our Mexican retail pharmacy business sales in 2010. Non-pharmaceutical products include health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, seasonal merchandise and numerous other everyday and convenience products. In Brazil, 65% of the products that we sell are pharmaceutical products while the remaining 35% are non-pharmaceutical items.

FASA has an established business model that it has applied in each of the markets where it operates, although it does make adjustments based on the particular conditions in each of the countries.  This model consists of developing attractive drugstore type formats that are located close to its client base and that offer a wide assortment of medicines as well as health, beauty and personal care items.  In both our Farmacias Ahumada chain in Chile and the Farmacias Peruana chain in Peru, approximately 65% of our total sales corresponded to pharmaceutical products and 35% to non-pharmaceutical items, including health and beauty care items as well as other merchandise.

FASA and its Subsidiaries

Chile

1968 Mr. José Codner Chijner acquires the first pharmacy.

1969 The first drugstore of the FASA chain is established.

1992 The national expansion process begins with the opening of the first pharmacy in the region of Arica and Parinacota in Chile.

1996 The development of the Peruvian market begins and Boticas Fasa, S.A. is incorporated.

1997 On December 4, FASA carries out its initial public offering for an amount of approximately U.S.$21 million becoming a publicly traded company in the Stock Exchange of Santiago in Chile (“BCS”), and increasing the number of shareholders from 11 to 256.

1998 The affiliate company Administradora de Beneficios Farmacéuticos, ABF S.A. is incorporated, providing medicine coverage to institutions, corporations and insurance companies.

1999 Falabella S.A.C.I. and the American fund Latin Health Care Fund become shareholders of FASA, acquiring 20% and 7.7%, respectively, of the shares representing FASA’s capital stock. Such transaction was made in the BCS through a capital increase of approximately U.S.$49 million.

2000 FASA acquires 50% of the company named Compañía Nutrición General in order to merchandise the GNC products. FASA and AIG Capital acquire 77% of Drogamed, Brasil.

2001 An additional 15% of the capital stock of Boticas Fasa is acquired, obtaining the control of such company and another 17% of GNC Chile.

2002 The rest of the capital stock of Compañía Nutrición General is acquired by Fasa, turning the Said company into a wholly owned subsidiary. On December 23, FASA assumes the control of Farmacias Benavides.

2004 FASA successfully carried out the offer of two series of notes.

2005 FASA incorporates 26 pharmacies from Droguería y Farmacias El Fénix, S.A. de C.V.

2006 On January 26, FASA completed its exit of the Brazilian market by selling 100% of Drogamed.

FASA and Laboratorio Volta associate to incorporate a new company named Pharma Genexx S.A. dedicated to the commercialization of generic pharmaceutical products as well as medical and hospital supplies within Chile and other foreign countries.

On December 15, FASA closed its Alliance with Distribución y Servicio D&S S.A. to operate 68 stores of the Farmalíder chain.

2007 On April 10, FASA increased its participation in Benavides resulting in a 71.076% interest. On June 28, FASA closes the strategic alliance with Grupo Euroamérica for the creation of a new real estate company named Inmobiliaria Avantuen, FASA holds a 49% interest while Grupo Euroamérica holds a 51% interest. The main purpose of this alliance is to develop commercial centers, strip centers and stores in which the FASA chain may have an important presence.

2008 In January, FASA acquired an additional 24.55% of Farmacias Benavides, resulting in a 95.62% participation. On May 15 and 19, respectively, the offer of the series E and F notes was successfully carried out. The proceeds of such offer were used to refinance the series C and D notes and the acquisition of the additional interest in Benavides.

2009 On October 2, 2009, FASA sold its interest in Pharma Genexx to Inversiones Opko Limitada.

2010 On May 17, 2010, the Company signed a promise to purchase agreement, in terms of which Grupo Casa Saba was bound to carry out a tender offer on the Santiago Stock Exchange, in Chile, for all of FASA’s outstanding shares of capital stock once it had obtained the necessary corporate and governmental authorizations. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides; therefore, as a result of the acquisition of FASA’s shares, Grupo Casa Saba indirectly acquired a controlling participation in Farmacias Benavides.

On August 31, Grupo Casa Saba announced that it had received final approval from the Federal Competition Commission (Cofeco by its Spanish acronym), Mexico’s anti-trust authority, to acquire control of FASA, including Farmacias Benavides. In addition, the Company signed certain contracts with both HSBC, S.A. and Banorte, S.A. to finance the transaction and published the announcement of the initiation of the tender offer period to acquire up to 100% of FASA’s outstanding shares on the BCS.

Peru

The business development in Peru was the result of an internationalization process initiated by FASA in 1996. FASA incorporated Boticas Fasa, S.A. (currently named “Farmacias Peruanas”) in order to expand the pharmacies market in Peru and started operations on July 27, 1996. FASA operates in Peru through two affiliates, Farmacias Peruanas S.A. and Droguería la Victoria, S.A. Farmacias Peruanas is the largest drugstore chain in Peru with a local network of 196 drugstores and the only company offering service to customers under the convenience store form.

On 2010, FASA opened 53 new stores, 20 of them were opened in Peru. Among other efforts, in 2010 investments were made in order to establish a new promotion and variable remuneration control systems, as well as in information technologies and inventory management.

Also during 2010, Farmacias Peruanas took part in the campaign “It’s simple to save a life” against cancer. Thanks to the donations of our clients it was possible to help buy a last generation mobile unit for the early detection of cancer. Additionally Farmacias Peruanas made a series of prevention campaigns among the employees and other collaborators, in different areas such as oftalmology, nutrition, quiropractice, etc.

Farmacias Peruanas is prepared to face the challenges that a globalized market presents, that is why there has been a concern to maintain a highly qualified staff. In such sense, 41,998 hours of training were given and focused in reinforcing the customers’ attention protocol, during 2010.

Mexico

Farmacias Benavides was incorporated on January 1, 1963 under the name of Servicios Comerciales y Contables, S.A.

On October 1991 the corporate name was changed to Far-Ben S.A. de C.V.

On September 19, 2003 a general extraordinary shareholders meeting was held. Among other resolutions which were passed, it was decided to change the corporate name from Far-Ben, S.A. de C.V. to Farmacias Benavides, S.A. de C.V. and to concentrate the operation of all the pharmacies.

Amendments to the Mexican Securities Market Law were published on December 30, 2005 due to those amendments and in order to comply with such law, Benavides adopted the expression “Bursátil” in its corporate name, resulting in the current corporate name Farmacias Benavides, S.A.B. de C.V.

1917. Mr. Felipe de Jesús Benavides Guerra acquires the existent “Botica del Carmen” in Monterrey, State of Nuevo León, Mexico, a drugstore mainly dedicated to the manufacture of medicines. In this year, the retail and wholesale distribution of medicines was initiated.

1935. In order to strengthen the wholesale distribution, Droguería Benavides, S.A. was created.

1940. Commercial deployment begins with the opening of pharmacies, one in the city of Monterrey, State of Nuevo León, and in Torreón, State of Coahuila, both in Mexico under the commercial name of Farmacias Benavides, the name which will later distinguish the pharmacies operated by Farmacias Benavides.

1942. Pharmacies are opened in five major locations within Mexico, Matamoros, Reynosa and Tampico in the State of Tamaulipas, in Saltillo, State of Coahuila and the State of Durango.

1947. Farmacias Benavides introduces the coffee shop concept, as a business diversification and customer service.

1956. The convenience store concept that started developing in previous years is strengthened as a complement to the pharmacy, offering consumers a wide range of products such as perfumes, cosmetics, photography, groceries, personal hygiene, toys and sweets, among others.

1960-1970. The participation in new markets increases, mainly in the northwest of Mexico, through the acquisition of Boticas Moebius, Farmacia San Rafael and Boticas Moderna, S.A.

1987. The sale of medical equipment and supplies for hospitals is initiated with the acquisition of Diamedic, S.A. de C.V.

1988. Boticas La Palma, S.A. de C.V. another pharmacy operator with 30 stores is acquired by Farmacias Benavides, consolidating its presence in the cities of Torreón, State of Coahuila, Gómez Palacio, Lerdo and Durango in the State of Durango.

1989. Farmacias Benavides buys Farmacias Levi, S.A. de C.V., entering the western region of Mexico, mainly in the cities of Guadalajara, State of Jalisco, Tepic, State of Nayarit and Leon and Guanajuato in the State of Guanajuato.

1990. The marketing expansion of photographic materials and service is initiated, upon the purchase of Foto Viza, S.A. de C.V. and Cámaras y Películas, S.A. de C.V., offering photo developing and printing,  as well as related products.

1992. 60 new pharmacies are opened. At the end of the year, the pharmacies under the commercial name “Farmacias Benavides” totaled 309. In October the authorization for recording the shares representing its capital stock in the National Securities Registry, and to carry out the initial public offering of such shares, was obtained.

1993. Farmacias Benavides makes an initial and secondary public offering with the ticker symbol “BEVIDES”. As a result of such offerings, the 24% of the capital stock of the company was acquired by the public. At the end of the year, Farmacias Benavides operated 371 pharmacies, distributed along 86 cities within 15 Mexican States.

1994. During this period 76 new selling spots were developed in order to be as close as the customers needed, reaching 447 pharmacies among 16 Mexican States.

1995. With the closure of a limited number of stores that did not operate according to the standards of Farmacias Benavides, 10 stores were relocated and other 12 were redesigned as "convenience stores", including perishable goods for the first time.

1996. Farmacias Benavides reinitiates its expansion process by acquiring the “Del Paseo” drugstore chain, with 10 pharmacies located alongside hospitals and clinics, seeking greater proximity to consumers. The number of stores increases up to 470 with the traditional pharmacy form and 218 of them with photo developing laboratories.  At the end of the year the number of stores totals 522.

1997. At the beginning of the year Farmacias Benavides acquired 50% of the capital stock of another drugstore chain called Droguería y Farmacia el Fénix, based in the city of Tampico, State of Tamaulipas, Mexico, with 124 years in existence and with 54 pharmacies. In May, a bond issuance was carried out whereby 2,250,000 convertible bonds were publicly offered with a face value of 100 Unidades de Inversión, due June 13, 2002.

1998. A distribution agreement is entered into by Farmacias Benavides and the Company, by means of which the supply of pharmaceutical and non-pharmaceutical products is guaranteed, allowing Farmacias Benavides to operate  a more efficient supply chain and focus on its core business of selling products, reducing its costs and, additionally, closing its three distribution centers located in Monterrey, Guadalajara y Hermosillo.

2000. As part of an administrative improvement process, the number of subsidiaries is reduced in order to improve the efficiency of the group.

2001. Farmacias Benavides initiates an integral reorganization process, consolidating the operations base and focusing on five important aspects: new merchandising and costs system, alignment of strategies, organizational productivity improvement of the capital structure and a more adequate presentation of the financial information.

2002. During this year, Farmacias Benavides concluded its search for a strategic partner. In August Farmacias Benavides executed an agreement with Farmacias Ahumada, S.A. (“FASA”) that enabled FASA to acquire its control. The operation consisted of a capital contribution made by FASA and the Benavides family, as well as the restructuring of Farmacias Benavides’ stock market debt.

In November, Farmacias Benavides increased the variable portion of its capital stock in an amount of Ps. 737 million through the issuance of 368.5 series “B” shares, and Mr. Álvaro Rodríguez Arregui is appointed as the new chief executive officer.

On December 23, Benavides successfully concluded a capitalization process, receiving total cash contributions for Ps. 512,117,056. FASA contributed Ps. 450,000,000 while the shareholders of Benavides contributed with Ps. 60,000,000 and the public investors contributed Ps.2,117,056, exercising their right of first refusal.

Once this capitalization process was concluded, FASA, one of the ten best drugstore chains in the world, acquires control of Benavides with 68% participation.

2003. The efforts of Benavides focused on the financial and operational reorganization of its business, in order to achieve a competitive price strategy and a renewed variety of products.

On January 9, after concluding the capitalization process, the new board of directors held its first meeting.

On February, the store remodeling program is initiated to implement the new corporate image of Benavides in the stores of the chain. This program represented one of the most relevant measures adopted to transform the business of Benavides and redirect it to the needs of its clients.

286 pharmacies were remodeled in the west and northeast region, which represent more than half of the total stores of the chain, with an investment of more than Ps.120,000,000..

This same program also contemplated the closing of 50 sales spots, including 7 coffee shops operating under the commercial name “Ben’s” and 19 photo shops, as such business areas were not part of the main business of Benavides, and concentrating on the operation of the pharmacies in order to satisfy the needs of the customers.

On August, Mr. Álvaro Rodríguez Arregui resigns as chief executive officer, and Mr. Jaime Poblete Stambuk assumes such position temporarily.

On September 19, 2003 a general extraordinary shareholders meeting was held and in this meeting the following resolutions were adopted, among others: Benavides changes its corporate name from Far-Ben, S.A. de C.V. to Farmacias Benavides, S.A. de C.V., concentrating the operation of all the pharmacies, the spinoff of a new subsidiary, the incorporation of two new services companies and the liquidation of two subsidiaries.

On October 2003 real estate sales begins, from operating pharmacies to assets that are not strictly part of Benavides’ business, as a way to optimize the asset structure of the company and invest in more productive areas, looking to improve the company’s profitability.

The 17,500 meters distribution center, located in the municipality of Guadalupe in the estate of Nuevo León, Mexico, started to operate utilizing the best logistic and distribution practices implemented by FASA in Chile, with the purpose of improving the merchandise supply.

The project started on November 2003, mainly provisioning the pharmacies located in the west and north region of the country.

The total investment in this distribution project amounted to Ps.31,000,000.

2004. In January Mr. Walteer Westphal Urrieta was appointed as chief executive officer.

In February, Benavides opens its new offices in their current location.

With the incorporation of FASA and the new administration, Benavides paid a dividend of Ps. 0.00792 per share to its shareholders, which was approved by the general ordinary shareholders meeting that was held on April 1, 2004.

The pharmacies remodeling program was successfully concluded with 506 remodeled sales spots and the programmed growing process for 2005 began.

2005. On March, Benavides ended its 50% participation in the company Droguería y Farmacias El Fénix, S.A. de C.V. maintained in 1997 (“El Fénix”). Under the termination agreement, Benavides assumed as of May 21 the control of 30 sales spots out of the total 59 operated by El Fénix. The pharmacies that were incorporated to the chain are located in Matamoros and Río Bravo in the state of Tamaulipas; Ciudad Juárez and Chihuahua in the state of Chihuahua; San Luis Potosí; Uruapan in the state of Michoacán; Aguascalientes; and Tuxpan, Tempoal and Poza Rica in the state of Veracruz.

For the second consecutive year the general ordinary shareholders meeting, held on April 21, 2005 resolved to pay the shareholders of Benavides a dividend of Ps. 0.165 per share.

In May Mr. Enrique Mendoza Díaz resigns as operations officer and Mr. José Ramiro Garza Elizondo assumes its charge. The real estate development department is created, its main purpose is to manage the expansion plans of Benavides, Mr. Fernando Benavides Sauceda was appointed as head of the said department.

In May 2005, Farmacias Benavides finalized the liquidation process for two of its subsidiaries, Droguería Benavides, S.A. de C.V. and Benavides de Monterrey, S.A. de C.V.

In October, the general ordinary shareholders meeting resolved to pay a dividend of Ps. 0.191 per share to the shareholders of Benavides, resulting in a total amount of Ps. 78,089,278.49

In 2005, 14 new branches were open in Monterrey, Guadalajara, Torreón, Reynosa and Tampico with an investment of Ps. 94.6 million. This investment was made in addition to the operational infrastructure and preventive maintenance investment programs for the existing drugstores. Therefore, the 26 pharmacies that were incorporated to the chain as a result of the separation from El Fénix were remodeled and 21 low performance stores were closed.

Farmacias Benavides closed 2005 with a base of 529 pharmacies, 23 more stores that the ones owned on the closing of 2004. The total pharmacies are the result of 14 openings, 30 stores incorporated from El Fénix in May and 21 closed stores.

2006. During 2006 Farmacias Benavides focused its efforts to consolidate its participation in the market. Thanks to the coordination of the different areas of Benavides, this efforts were realized through successful stores with and innovative design that identify Farmacias Benavides in the different markets where it operates; providing ample spaces and adequate exhibition space of the products for a more comfortable and uniform experience for the customer, as well as a suitable environment for the employees.

63 new stores were opened and 79 were totally remodeled.

2007. During 2007 Benavides opened 74 new pharmacies, closing the year with a total of 641.  These pharmacies have an average size of 243.2 square meters of store space, resulting in a total of 155,955 square meters, which represents a 13.5% growth with respect to 2006.

During July 2007, Farmacias Benavides, along with Grupo Elektra, incorporated its pharmacies into the money transferring service network, providing among its services the delivery of money transfers from the United States to Mexico, continuing the strategy of providing valuable service to its customers in order to satisfy their needs in one place.

2008. Farmacias Benavides opened 82 new pharmacies, finalizing the year with 716 stores in operation and 176,547 square meters of store space, representing an increase of 13.2%. This important growth allowed Benavides to offer the consumer an accessible and attractive store network which provides a uniform purchase experience for the customer in 113 cities and municipalities.

During 2008, Farmacias Benavides was able to open 3 new stores, closing the year with 710 operating drugstores and 175,103 square meters of store space, maintaining its market leadership in the 113 cities and municipalities where Benavides has a presence.

The postponement of the expansion plan allowed Benavides to take advantage of its financial health. In December 2009, all of the financial debt of Farmacias Benavides was cancelled, payments were made for a total amount of Ps. 472 million. This was made possible by the strict control of investments and operational expenses.

2010. At the end of the first quarter, Benavides reported its financial results using International Financial Reporting Standards (“IFRS”) for the first time, being one of the first companies in Mexico to conform its financial information to this standard.

Benavides closed the first quarter with 708 stores, 174,671 square meters of store space and 6,594 employees.

On May 17, 2010 the Company signed a promise to purchase agreement, by the terms of which Grupo Casa Saba was bound to carry out a tender offer on the Santiago Stock Exchange in Chile, for all of FASA’s outstanding shares of capital stock once it had obtained the necessary corporate and governmental authorizations. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides; therefore, as a result of the acquisition of FASA’s shares, Grupo Casa Saba indirectly acquired a controlling participation in Farmacias Benavides.

Business Strategy

Since the acquisition of our Company in February 2000, we have been operating under the direction of our current management.  See “Item 4.  Information on the Company—History and Development of the Company”.  Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

●	Expanding our retail pharmacy business in Mexico and Latin America;

●	Improving the efficiency of our retail operations;

●	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

●	Analyzing the efficiency of our existing distribution centers and implementing IT solutions that will increase our operational efficiency;

●	Offering our clients both value-added and internet solutions for facilitating commercial decisions and promoting higher sales;

●	Entering new businesses to diversify and increase our participation in the health sector; and

●	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability.

As a result of these measures, as of December 31, 2010, we:

●	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in Mexico;

●	Successfully completed a Tender Offer to acquire up to 100% of the shares of Farmacias Ahumada, S.A., a Chilean-based retail pharmacy chain;

●	Enhanced the performance and capacity of the Company’s Disaster Recovery platform;

●	Improved the speed with which our sales representatives are able to transmit orders from the field through the use of wireless handheld units equipped with the latest GPRS technology;

●
Improved our invoicing system to include an automatic alert mechanism for our clients o for the antibiotic products that now require a prescription in the wake of the new legislation that went into effect in September 2010;

●	Increased the efficiency of our retail pharmacy operations in Mexico and Brazil by improving our product offering as well as the level of service that we provide at the point-of-sale;

●	Offered value-added services to our clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients; and

●	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations.

Expand our Retail Pharmacy Business in Mexico and Latin America to a Leading Market Position in the Region

We intend to grow our retail pharmacy market share in Mexico and Brazil as well as to penetrate into new geographical markets in Latin America, through new store growth and strategic acquisitions. We believe that this will allow us to continue creating synergies with our existing distribution network, and increase our margins in the long term.

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

On September 30, 2010, we successfully completed the Tender Offer through which we acquired 97.8% of Farmacias Ahumada’s capital stock. Given that FASA owns 95.62% of Farmacias Benavides’s outstanding capital stock, once it acquired FASA’s shares, the Group indirectly acquired a controlling participation in Farmacias Benavides.  We consider that by means of this transaction we are now the largest drugstore chain in Latin America and one of the largest distributors of consumer and pharmaceutical products in the region, with a platform of approximately 1,500 pharmacies across Mexico, Brazil, Chile and Peru. See “—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.

We believe the Acquisition will create value for our shareholders through the projected benefits of the synergies that will be created. These synergies will provide added strength to the Company by significantly increasing its size as the main distributor and vendor of pharmaceutical, health, beauty, personal care and general consumption products and giving us a larger national presence.

As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proven and wide multi-country platform, that also has the necessary corporate and system capacities to integrate efficiently our existing operations in Mexico, Brazil, Chile and Peru.

We believe that, although the initial costs of growing our retail operations, either organically or through strategic acquisitions, may be high and our margins may be temporarily affected, the retail pharmacy business will contribute to our long-term growth and profitability.

Improve the Efficiency of Our Retail Operations.

We seek to focus our efforts on improving the efficiency of our Mexican and Brazilian retail operations, by offering pharmaceutical products as well as health, beauty care and general merchandise products at competitive prices while providing excellent service to our customers at the point-of-sale. In Mexico, this product offering will exist not only in the larger cities, but also in smaller cities and rural populations, thus benefiting regions that today do not have access to a wide range of such products at competitive prices.

During 2010, in Benavides we improved our home delivery service by widening our delivery zones and by waiving the charges for this service.  In addition, we continued to develop the Benefits Administration Program which allows us to enter into commercial agreements with large corporations to provide them with our services and established a structured pharmaceutical benefits program for senior citizens, which we expect will help create customer loyalty among our older clients.

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

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate are key to finding new ways to increase our sales and further develop our core pharmaceutical business.  Therefore, in 2010, we continued to focus our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements.  All of these efforts were accomplished under our minimum profitability parameters.  In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

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

In March 2006, Grupo Casa Saba signed an alliance with IBM and SAP to upgrade its technology systems, thereby increasing its competitive advantages as well as the efficiency of its execution processes.  By the end of 2007, we completed the implementation of these projects, including the installation of systems containing the latest in back-up procedures and disaster recuperation, the unification of various database drivers into IBM’s DB2 platform and, finally, the implementation of the first two modules of SAP’s supply chain management tool.  With this investment in technology, Grupo Casa Saba obtained a system with state-of-the-art technology that is flexible, tolerant of failures and that includes up-to-date back-up procedures and disaster recovery.  We consider that these features will aid us by ensuring the continuous processing of client transactions nationwide, thus helping us to improve purchasing and streamline inventory management procedures.

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

In 2009, our IT efforts were focused primarily on general computer and communication systems updates and maintenance, including the purchase of new computer equipment, the replacement of critical servers for our central site with state-of-the-art hardware and the implementation of a digital voice and data network in all of our distribution centers as well as our corporate headquarters. We believe that these upgrades will reduce operating costs and improve system availability.

In addition, we have eliminated the use of paper in several of our warehouses through the use of radio frequency terminals.  This measure is intended to reduce paper consumption and improve the accuracy of our order processing. We also updated our software and connectivity with various clients in order to improve on-line order processing and product availability.

 In 2010, our IT efforts were focused primarily on general computer systems upgrades and maintenance, including the replacement of critical servers for our central site with state-of-the-art hardware and software. We believe that these upgrades will reduce operating costs and improve system availability.  Specifically, we updated the company’s critical mission platform by installing IBM’s Power (mr) technology in order to enhance the performance and increase our Disaster Recovery platform’s capacity in the event of an emergency.  In addition, we improved the technology used by our sales force by introducing the first series of wireless handheld PDA units equipped with the latest in GPRS technology.  This technology enables our sales representatives to transmit their orders remotely, utilizing cellular signals.  We expect these units to help us increase productivity by eliminating the need to connect to a landline in order to transmit customers’ orders, resulting in time savings.

 We consider that all of these features will ensure the quality with which we process client transactions and increase the overall security of our network.

Offering Our Clients Value-Added and Internet Solutions to Facilitate Commercial Decision-Making and Promoting Higher Sales

In an increasingly competitive business environment, service is key.  Therefore, we do our best to go one step further to provide value-added services to our clients.  In 2010, we continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our system, given that they can place and track their orders, unlike with other traditional distribution channels.  In addition, during fiscal year 2010 we modified our invoicing system to include an alert mechanism for our clients as to the antibiotic products that now require a prescription in the wake of the new legislation that went into effect in September of this year.

See “— Information Technology Systems” below in this section.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

Entering New Businesses to Diversify and Increase Our Participation in the Health Sector

In addition to entering the retail pharmacy business, in April of 2008, we continued to open new lines of business, through the acquisition of 50.005% of Controladora de Clínicas Ambulatorias, a company which consists of two full-service clinics specializing in orthopedics, trauma, sports medicine, nutrition, otorohinolaryngology and plastic surgery for short-stay patients.  In 2009, we built a new clinic in Tampico, Tamaulipas.  This facility started operations in November 2009 and is the first clinic to be opened outside of Mexico City.  In addition, in October, we launched Perfect Image in Mexico City.  Perfect Image is a clinic that specializes in plastic surgery as well as health and beauty treatments.

In order to focus our efforts on our retail operations, we are currently evaluating whether or not we will continue to participate in this project or if we may potentially divest our interest in this investment.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2010, we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if, upon occasion, this resulted in our Company deciding not to make certain sales that did not meet our minimum profitability parameters.  Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as ongoing reengineering of routes, the optimization of distribution centers, and waste reduction, among others.

Operations

Prior to this year, our operations were organized into four operating business divisions: the Private Pharma business division (which includes our retail pharmacy business), the Government Pharma business division, the HBCG/Other Products Division and the Publications business division.  However, as of the fourth quarter of 2010, the Group created a fifth business division, known as the “Retail Pharmacy Division,” where it will report the results of its retail pharmacy business.  Please see “Item 5. Operating and Financial Review and Prospects—Results of Operations” for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2010.

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

	Year Ended December 31,(1)
	2008	2009	2010
Sales in millions(2)	U.S.$10,127.0	U.S.$8,377.5	U.S.$9,195.8
Sales in millions of units(3)(4)	932.7	909.7	915.8
Average unit price(3)	U.S.$10.86	U.S.$9.21	U.S.$10.04
Growth in average unit price	5.4%	(15.2)%	9.01%

 (1)  Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)  Revenues based on prices charged by wholesalers to retailers.

(3)  In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)  To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation. The U.S. Dollar rate used for conversion in 2010 was Ps. 12.61 per U.S.$1.00.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are:  the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  However, this trend has subsided in recent years, with average prices coming back into line with the annual inflation rate. During 2008, the average unit price increased 6.8% in Peso terms, somewhat higher than the annual inflation rate of 6.5%.  In 2009, the average unit price increased by 3.2% in Peso terms, below the rate of inflation of 3.6% and during 2010, the average unit price rose by 2.1%, below the annual inflation rate of 4.40%.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments”.

In Brazil, the pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with the general oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  ANVISA is linked to the Ministry of Health and was founded in 1999. CMED was founded in 2003.  The foundation of both entities was an attempt to curtail spiraling costs associated with existing drug products that resulted from nearly a decade of deregulation and unchecked commercial practices.  During the time of deregulation, drug manufacturers set retail prices that were marked-up to cover wholesale and retail activities, as well as tax liability, which inflated prices for the consumer.  In such an environment, the prices paid by the consumer included a pharmacy mark-up as high as 30% of a medication’s total price.  Moreover, a federal tax of 6% and a state tax of approximately 18% were imposed, making the products costly as retailers passed on much of the cost to the consumer. In 2002, the retail pharmacy market in Brazil suffered drastic declines due to a devaluation of the Brazilian currency.  Nevertheless, prices in local currency continued to rise.  In October 2003, legislation was enacted that re-established price controls and empowered ANVISA and CMED to monitor the prices, set a maximum sales price and determine maximum annual price adjustments, thus limiting the degree to which pharmaceutical companies and pharmacies can set their own prices.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 6.01% for the year commencing on March 31, 2011.

In 1980, the Chilean government lifted its price controls on pharmaceutical products in both the private and public sectors, leaving the market to set the price.

In Peru, government price controls were eliminated in 1991 with the implementation of Legal Decree 757 in an effort to promote private investment in the sector.  As a result, today the price of pharmaceutical products in the private sector is governed entirely by the supply and demand for these items.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of over 14,000 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising approximately 7,600 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2008, 2009 and 2010, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for nearly 50% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We seek to overcome these market constraints by maintaining a superior distribution network.  Through our more than 115 years of experience, we have developed a highly sophisticated transportation and inventory logistics system, which enables us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Our public sector customers consist of Mexican government institutions.  The Mexican government has a vast network of hospitals, clinics and pharmacies on a national level, as well as specialized health institutions, to which we cater.  The government institutions that purchase products from us include:

●	“ISSSTE” – The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

●	“PEMEX” – The hospitals and pharmacies operated by Petróleos Mexicanos, the Mexican national oil company and one of the largest employers in Mexico;

●	“IMSS” – The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies; and

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

In the last three fiscal years we have experienced the following trends in our Government Pharma division.  During 2008, sales in our Government Pharma division rose by 32.6%, due, in large part, to an increase in sales to PEMEX and ISSSTE.  Sales for our Government Pharma division decreased by 12.4% in 2009, mainly as a result of a reduction in our sales to PEMEX. This reduction was primarily due to a lower participation in the bidding processes. In 2010, sales from this division increased 100.6%, primarily as a result of increased sales to IMSS as well as various state government health institutions. We cannot assure that we will participate in future PEMEX auction processes or that we will be awarded contracts with PEMEX similar to those we have had in previous years.

Retail Pharmacy Business

With the acquisition of FASA, our retail pharmacy business consists of our operation of over 150 pharmacies in the states of Jalisco, Mexico, Guanajuato, Michoacán, Coahuila and Mexico City, through Farmacias ABC, 8 pharmacies in the northern states of Nuevo Leon and Coahuila, through Farmacias Provee de Especialidades, over 720 Farmacias Benavides stores located in 16 Mexican states and more than 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil, through Drogasmil. In Chile, we operate over 340 pharmacies spanning 15 regions and in Peru we have more than 190 pharmacies located in 19 of the Peruvian states. For the year ended December 31, 2010, net sales by our retail pharmacy business amounted to Ps. 8,586.4 million, which represented 25.1% of our total consolidated net sales.

In Mexico, our pharmacies obtain some of the products we sell from our own distribution channels although approximately 60% of the products are purchased from third parties.  We are seeking to capitalize on our know-how of the pharmaceutical business and our potential to grow by rolling-up small pharmacy chains to become a competitive retailer.  However, any material disruptions to our distribution business could materially affect our retail pharmacy business. Our pharmacies under the Farmacias Provee de Especialidades brand are mostly located at or near health centers, including some of the best hospitals in the Monterrey metropolitan area.  We believe this allows us to capture a stable customer base and to provide specialized products that have attractive margins.  Our pharmacies under the Farmacias ABC brand are located throughout the Guadalajara metropolitan area, the Mexico City metropolitan area and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  With the acquisition of Farmacias Benavides, we have now broadened our national coverage to include 16 Mexican states, primarily in the northern and western regions of the country.

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

FASA has an established business model that it has applied in each of the markets where it operates, although it does make adjustments based on the particular conditions in each of the countries.  This model consists of developing attractive drugstore-type formats that are located close to its client base and that offer a wide assortment of medicines as well as health, beauty and personal care items, including baby items, wellness products, photography and general merchandise goods.

We sell many different types of non-pharmaceutical products, from health and beauty aids to consumer goods such as magazines, candies and other food products. The types and number of non-pharmaceutical products in each store vary, and selections are based on customer needs and preferences and available space. No single non-pharmaceutical product category contributed significantly to our sales during 2010.

In 2010, our main classes of products were prescription drugs and over-the-counter medications and non-pharmaceutical products, including health and beauty aids and other merchandise. In Mexico, at our Farmacias ABC chain, approximately 65% of the sales were derived from pharmaceutical products and the remaining 35% was derived from health and beauty aids and other merchandise.  In 2010, our Farmacias Provee de Especialidades pharmacies discontinued the sale of non-pharmaceutical items, focusing exclusively on the sale of specialty medicines.  In Farmacias Benavides, pharmaceutical products represented 50% of total sales while health and beauty aids, consumer goods and other merchandise accounted for the remaining 50% of items sold. The customer base of our retail pharmacy business is well diversified; therefore the loss of any one customer would not have a material adverse impact on our results of operations. In both our Farmacias Ahumada chain in Chile and the Farmacias Peruana chain in Peru, 65% of total sale corresponded to pharmaceutical products and 35% to no-pharmaceutical items, including health and beauty care items as well as other merchandise.

We believe that the retail pharmacy markets in the countries where we now operate will continue to grow due to the growing population, the stable demand for pharmaceutical products, an increase in the amount of senior citizens with access to health care and social security coverage and the growing market of over-the-counter products and other health and beauty aids and consumer goods that are sold at our retail pharmacies  However, we cannot assure you that the retail pharmacy market will not experience decreases in growth or that our results of operations will not be materially affected, should the countries where we have operations fail to recover quickly from the recent global economic crisis.

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

We distribute health and beauty aids as well as various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

●	Mexsana talcum powders from Schering Plough (since 1999);

●	The Sensual Tea (since 2004);

●	Mustela products (since 2007);

●	Costalitos, trash bags (since 2007);

●	Aquanet, hair sprays and hair care products (since 2009);

●	Jergen’s, hand and body creams (since 2009);

●	Bioré, facial cleansing products (since 2009);

●	John Frieda, hair care products (since 2009);

●	Vanart, hair care products and liquid hand soaps (since 2009);

●	Nature Made, vitamins (since 2010);

●	ACTIII, microwaveable popcorn (since 2010);

●	D’Stevia, natural sweetner (since 2010); and

●	Ligas Lokas, silicon based kids’ jewelry (since 2010).

During 2010, we stopped distributing Lipovitan energy drinks, Canderel artificial sweetner and Dr. Fresh toothbrushes.  In addition, we incorporated several additional brands into our product catalog, including Nature Made vitamins, dietary supplements and herbal products, ACTIII microwaveable popcorn, D’Stevia natural sweetners and Ligas Lokas silicon-based kids’ jewelry. During the first quarter of 2011, we discontinued the Vanart lines of products and added the following brands to our product catalogue: Maxell Xbatteries and computer accessories, 2Life toothbrushes, baby wipes and razors, Vudu Shot pheromone perfumes, NVC energy efficient lightbulbs, Böhr kitchen lighters, Xtraviril, Dream Water and Alcachofivida dietary supplements.

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

During 2007, sales by our HBCG/Other Products division increased by 2.23%, and during 2008 sales by our HBCG/Other Products division increased by 10.53%, primarily as a result of an increase in the demand for personal care and general merchandise products as well as commercial agreements that enabled us to increase promotions and discounts. In 2009, sales in our HBCG/Other Products Division increased by 0.4% while in 2010, sales from this division rose 7.64%.

Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which we believe is one of the leading distributors of magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City.  We sell primarily through approximately 147 nationwide agents and two firms affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products to other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores.  In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 500 stores across Mexico duly organized.

Revenues from publication sales to export clients in the United States accounted for approximately 43% of our total publication export sales in 2006, while sales to Central America, South America and the Caribbean together represented 57% of total export sales.  During 2007, 59% of our export sales went to the United States while 29% were distributed in South America, 9% were distributed in Central America and 3% were distributed in the Caribbean.  In 2008, we decided to discontinue distributing our publication products outside of Mexico.  This decision was made due to our intention to focus on domestic distribution where we benefit from our proprietary distribution network, as well as to the reduced margins of our export sales caused by fluctuations in currency exchange rates that were brought on by the worldwide economic crisis. Given that we did not reinitiate our international business during the 2010 fiscal year, we did not register any export sales during the period.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This process has involved changes in Citem’s product catalog, client base, personnel and distribution units and methods, among other changes.  As a result of the restructuring process our sales were affected in 2002 and 2003 but a positive trend of increases in sales started in the last quarter of 2003 and carried on through 2007.  Annual Publications division sales for the year 2007 rose 2.8%, primarily as a result of the addition of new entertainment and fashion magazines.  In 2008, our Publication division sales declined 19.3%, primarily as a result of our policy of discontinuing the distribution of publications that did not meet our minimum profitability parameter.  During 2009, sales in the Publication division increased 0.6%, aided by the reincorporation of various publications to the catalog as well as strong year-end specialty title and collector’s item sales.  Publication sales for 2010 rose 10.9%, driven primarily by increased sales of albums, stamp books, guides and magazines related to the World Cup sporting event that took place in June 2010 as well as the inclusion of new, more profitable publications in the product catalog.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 150 laboratories and manufacturers.  Most of these suppliers are located in Mexico City and its surrounding areas.  Purchases are made through purchase orders from time to time, on an as-needed basis.  More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies.  Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases.  Companies such as Sanofi-Aventis, Pfizer, Merck Sharpe Dohme, Roche, Astrazeneca, Boehringer, Bayer, Novartis, Eli Lilly, Genomma Labs and Bristol-Myers Squibb are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers, located primarily in Mexico City.  We purchased our catalog of approximately 700 general merchandise and other products from a wide range of suppliers including, Plastoza (maker of Costalitos), Laboratorios Expanscience (Mustela), Schering Plough (Mexsana), Herbamedica (The Sensual Tea), Kao Brands (Jergens, Bioré and John Frieda), Conagra Foods (ACTIII), Pharmavite (Nature Made) and Aquabeauty (Aqua Net).  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.   In 2008, we distributed nearly 4,000 publications from more than 250 publishers. During 2009, Citem’s clients included over 250 publishers for whom it distributed more than 4,000 publications.  For the year 2010, Citem worked with more than 200 publishers and distributed more than 3,500 of their publications.  Currently, Citem is distributing only publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were incorporated into or discontinued from Citem’s product catalog.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2008, 2009 and 2010, Grupo Casa Saba and Nadro together accounted for nearly 50% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Casa Marzam, S.A. de C.V., a large Mexican regional distributor.  Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

In the government pharmaceutical distribution business, government entities acquire products through bidding programs in which wholesalers and laboratories participate directly.  These bidding processes are open to the public and, therefore, we face competition in this division just as we do in the private sector.

In Mexico and Brazil, the retail pharmacy markets are very fragmented.  In Mexico, our Farmacias ABC and Benavides pharmacies face competition from large pharmacy chains, such as Farmacias Guadalajara, Farmacias del Ahorro, as well as from Wal-Mart supercenters. In Brazil, we face competition from companies such as Drogarias Pacheco, Raia, Pague Menos, Venancio and Drogasil, which operate large pharmacy chains, as well as from supermarkets and retailers that sell pharmaceutical products, such as Carrefour, Walmart and Pão de Açúcar.  In addition, we compete with, among others, independently owned drugstores, supermarkets, mass merchandisers, discount stores, e-commerce sites that specialize in drugstore items and other small participants

 Unlike Mexico and Brazil, the Chilean retail pharmacy market is highly consolidated, with three main drugstore chains making up the bulk of the market.  As a result, we face competition from the other two major chains: Salco-Brand and Cruz Verde.

In Peru, the market is more fragmented, with Lima representing the highest concentration of customers.  We face competition from other large chains including: Inkafarma, Boticas BTL, Arcángel, B&S and Mifarma as well as independent pharmacies, which represent nearly half of the market.

We compete on the basis of store location and convenient access, customer service, product selection and price. We believe continued consolidation of the drugstore industry in Mexico, Brazil and Peru, the aggressive discounting of generic drugs by supermarkets, specialized generic drug pharmacies and mass merchandisers and the increase of promotional incentives to drive prescription sales will further increase competitive pressures in the retail pharmacy market.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

Our competition in the Health, Beauty, Consumer Goods, General Merchandise and Other Products business division is similar to the competition that we face in our pharmaceutical products distribution business unit.  We compete primarily with manufacturers that deliver directly to supermarkets, some pharmaceutical chains and with various regional distributors.  In addition, Nadro and other regional wholesalers also distribute health, beauty, consumer goods, general merchandise and other products.  This holds true in our retail pharmacy business as well, in that we compete with other major pharmacy chains that offer similar products.

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

Payments and Collections

Most of our sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was 66 days in 2008, 63 days in 2009 and 73 days in 2010.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various market sectors.

Credit terms	Days
Pharmacies	50
Supermarkets and local wholesalers	50
Government	60
Publications to wholesalers	50
Publications to retailers (1)	50

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

In 2010, our IT efforts were focused primarily on general computer systems upgrades and maintenance, including the replacement of critical servers for our central site with state-of-the-art hardware. We believe that these upgrades will reduce operating costs and improve system availability.  In addition, we have modified our invoicing systems to help our clients comply with new legislation governing the sale of antibiotic products. This year we also introduced the first phase of our wireless handheld PDA units equipped with the latest in GPRS technology to improve our productivity by reducing order transmission times.  We consider that all of these features will ensure the quality with which we process client transactions, strengthen the security of our network and help streamline our inventory management processes.

Retail Order Computers

A substantial part of our sales representatives use portable hand-held computer terminals to take and process orders.  These orders are transmitted via Internet to a mirrored and redundant data center.  The orders are then printed and separated by route and filled according to a departure schedule.  We continually upgrade our systems to increase the effectiveness of our order system, install individual workstations in a greater number of locations, and track customer and supplier orders in the system’s network to ensure the accurate fulfillment of those orders.

Pharmacy Personal Point-of-Sale Computers

We have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale inventory and other databases through our website.  Pharmacies that use our system are automatically linked to our order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  The www.farmaservicios.pdv application can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.   Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to pharmacies, which are our primary client base.  As of December 31, 2010, we had more than 4,450 registered users, 9% more than we did at the end of 2009.

Automatic Picking Technology

We use automated pickers in some of our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  As of December 31, 2010, 6 of our 22 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining 16 manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

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

Back-Office and Accounting Services

Our back-office information systems operate using a software program called BaaN, an Infor Software Company product.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable and Treasury, as well as other financial information.  During 2010, we continued to update all of our back-office information systems in order to improve our internal as well as our administrative reporting processes.

Software

We license www.farmaservicios.pdv to our clients for an annual fee.  We also operate with software designed by third parties with whom we have entered into license agreements.

Regulation

Our business is primarily regulated by the Ley General de Salud, or General Health Law, and the accompanying regulations.  Two federal agencies that pertain to the executive branch of the Mexican government, the Mexican Ministry of Health and the Mexican Ministry of Economy, mainly regulate the pharmaceutical industry.  We are required to obtain authorization from the Mexican Ministry of Health to distribute prescription drugs and over-the-counter pharmaceuticals on the wholesale level.  Similarly, the retail sales of pharmaceutical products, health and beauty aids and other merchandise is subject to the General Health Law and its regulations, state and local health rules and regulations, the Ley Federal de Proteccíon al Consumidor, or Federal Consumer Protection Law, and Normas Oficiales Mexicanas, or Mexican Official Norms.  We are required to obtain a license for each pharmacy to commercialize controlled medicines that contain certain substances.  Such medicines cannot be sold without prescription and sales must registered in accordance with specific requirements set forth in applicable regulations in control books. We are required to appoint a pharmacist who must be present at the pharmacy during business hours and who is responsible for compliance with the applicable health regulations in such pharmacy.  Such appointment must be notified to the Mexican Ministry of Health.  We believe that we have obtained all necessary authorization and permits required for the operation of our distribution and retail businesses and we do not foresee any revocation, cancellation or termination of such authorizations and/or permits.

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

The pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies in Brazil are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with general oversight from ANVISA.  ANVISA establishes regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 6.01% for the year commencing on March 31, 2011.  Most over-the-counter drugs are not subject to such price controls.

In Chile, the pharmaceutical industry is controlled under the Sanitary Code, which regulates everything related to the promotion, protection and recovery of its inhabitant’s health, except for those matters subject to special laws.  The authority responsible for sanitary control of pharmaceutical products is the Chilean Public Health Institute (“CPHI”) (Instituto de Salud Pública de Chile). In order to commercialize and distribute a pharmaceutical or cosmetic product in Chile, it must be previously recorded before the sanitary registry office maintained by the Institute.  However, in Chile, in order to install and operate a drugstore, authorization from the Chilean Health Service (Servicio de Salud Chileno) is required, who is likewise responsible for its supervision and monitoring.

As a general rule, Chile’s retail of pharmaceutical products for human use can only be made in drugstores, which shall be in charge of a pharmaceutical chemist.  Notwithstanding the foregoing, the authority may allow pharmaceutical retail to other establishments.

Chilean law provides that in establishments in which manufacturing, distribution and retail of pharmaceutical products is carried out, advertising may only be made through posters, billboards and flyers, which indicate their official name and approved container, information contained in the label, as well as the distinctive sign of the producer or the distributor, if any.  Likewise, the use of advertising which may lead to consumption and self-medication or encourage the sale through incentives of any nature to the drugstore staff, is prohibited.

Property, Plant and Equipment

As of December 31, 2010, our principal properties consisted of 22 distribution centers, complete with all of the equipment necessary to operate these centers. The majority of our fixed assets is wholly owned and free of any liens or encumbrances.  We also own a fleet of over 900 vans, trucks and cars which we use to distribute products to our customers.

As of June 30, 2011, we have 22 distribution centers that represent more than 100,000 square meters of warehouse space.  From these centers, we filled more than 7.1 million orders in 2010, averaging more than 597,000 orders per month.  All of our distribution centers are strategically located near Mexico’s major population centers.

The following table shows our current distribution centers in Mexico and their locations, as of June 30, 2011:

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

In January 2009 we started operations in our new distribution center in Hermosillo, Sonora.  The new facility quadrupled the storage capacity of the previous center and features semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

In Brazil, we lease all of the properties where our retail pharmacies are located, as well as one distribution center in São João de Meriti which has approximately 5,000 square meters of storage space and is used to provide local logistics support to our pharmacies.  In Mexico, Chile and Peru, we currently lease all of the properties where our retail pharmacies are located.

The following table shows our pharmacy locations in Mexico, Brazil, Chile and Peru as of December 31, 2010:

Brand	Location	Number of Pharmacies
Farmacias ABC	Guadalajara, Jalisco	61
Farmacias ABC	States of Guanajuato, Michoacán, Coahuila and Jalisco (other than Guadalajara)	60
Farmacias ABC	Mexico City and State of Mexico	33
Farmacias ABC	Tampico, Tamaulipas	1
Farmacias ABC	Saltillo, Coahuila	5
Farmacias Provee de Especialidades	Monterrey, Nuevo León	6
Farmacias Provee de Especialidades	Saltillo and Torreón, Coahuila	2
Drogasmil	Río de Janeiro	85
Drogasmil	São Paulo	4
Farmacias Ahumada, S.A.	Arica y Parinacota	5
Farmacias Ahumada, S.A.	Tarapacá	5
Farmacias Ahumada, S.A.	Antofagasta	10
Farmacias Ahumada, S.A.	Atacama	6
Farmacias Ahumada, S.A.	Coquimbo	15
Farmacias Ahumada, S.A.	Valparaíso	38
Farmacias Ahumada, S.A.	Metropolitana de Santiago	186
Farmacias Ahumada, S.A.	Libertador General Bernardo O’Higgins	10
Farmacias Ahumada, S.A.	Maule	14
Farmacias Ahumada, S.A.	Bío Bío	25
Farmacias Ahumada, S.A.	La Aranucanía	11
Farmacias Ahumada, S.A.	Los Ríos	4
Farmacias Ahumada, S.A.	Los Lagos	8
Farmacias Ahumada, S.A.	Aysén del General Carlos Ibáñez del Campo	2

Brand	Location	Number of Pharmacies
Farmacias Ahumada, S.A.	Magallanes y de la Antártica Chilena	4
Farmacias Benavides, S.A.B. de C.V.	Baja California	48
Farmacias Benavides, S.A.B. de C.V.	Baja California Sur	2
Farmacias Benavides, S.A.B. de C.V.	Sonora	73
Farmacias Benavides, S.A.B. de C.V.	Sinaloa	30
Farmacias Benavides, S.A.B. de C.V.	Chihuahua	52
Farmacias Benavides, S.A.B. de C.V.	Durango	9
Farmacias Benavides, S.A.B. de C.V.	Nayarit	6
Farmacias Benavides, S.A.B. de C.V.	Jalisco	76
Farmacias Benavides, S.A.B. de C.V.	Aguascalientes	15
Farmacias Benavides, S.A.B. de C.V.	Guanajuato	18
Farmacias Benavides, S.A.B. de C.V.	Nuevo Leon	196
Farmacias Benavides, S.A.B. de C.V.	Tamaulipas	117
Farmacias Benavides, S.A.B. de C.V.	Veracruz	10
Farmacias Benavides, S.A.B. de C.V.	San Luis Potosi	7
Farmacias Benavides, S.A.B. de C.V.	Coahuila	61
Farmacias Benavides, S.A.B. de C.V.	Zacatecas	3
Boticas Fasa	Tumbes	1
Boticas Fasa	Piura	7
Boticas Fasa	Lambayeque	8
Boticas Fasa	Cajamarca	2
Boticas Fasa	La Libertad	9
Boticas Fasa	Ancash	6
Boticas Fasa	Pasco	0
Boticas Fasa	Junin	4
Boticas Fasa	Lima	121
Boticas Fasa	Norte chico Lima	4
Boticas Fasa	Sur chico Lima	1
Boticas Fasa	Ica	9
Boticas Fasa	Apurimac	2
Boticas Fasa	Cusco	5
Boticas Fasa	Arequipa	11
Boticas Fasa	Moquegua	1
Boticas Fasa	Tacna	2
Boticas Fasa	Huanuco	2
Boticas Fasa	San Martín	1

Item 4A.	Unresolved Staff Comments.

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in this annual report starting on page F-1.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 21 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP.  Note 22 also provides a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2010 and consolidated stockholders’ equity as of December 31, 2009 and 2010 from Mexican FRS to U.S. GAAP.

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

Effective January 1, 2008, FRS B-10, “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of inflation in Mexico in recent years (4.4% in 2010, 3.6% in 2009, 6.5% in 2008, and 3.7% in 2007), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2010 does not qualify the economic environment as inflationary.  Moreover, other country where we operate do not qualify as inflationary environment.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2010.  These expectations could change depending on actual economic performance.

As a result, the Group has not recognized the impact of inflation effective 1, 2008, due to the non-inflationary economic environment existing in Mexico, Chile, Brazil and Peru.  Consequently, the amounts of statements of income and cash flows are presented in nominal Mexican pesos.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant Pesos as of December 31, 2007, in accordance with Mexican FRS.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 21 and 22 to our audited consolidated financial statements.

Overview

As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Promise Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million. FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately U.S.$1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru.  The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price equal or greater than 1,642 Chilean Pesos per share, and the validity of such offer was conditioned upon the sale of at least 50% plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.

On July 21st, 2010, our shareholders approved the Acquisition by ratifying the execution of the FASA Agreement. Additionally, our shareholders authorized the Company to launch a tender offer, directly or indirectly through one of its subsidiaries, for up to all of the shares that represented the capital stock of FASA, and to carry out all necessary acts, including the granting of collateral, in order for the Company to obtain the necessary resources to finance the Acquisition.

On August 30, 2010, the Company entered into the Acquisition Loan Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors. HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in their respective countries. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company and the joint obligors to: (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock, of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments; and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us; among other customary covenants and provisions. See “Item 4.  Information on the Company—History and Development of the Company”.

Effects of Economic and Governmental Factors on Our Results of Operations

The majority of our operations and assets are located in Mexico.  As a consequence, our results of operations may be significantly affected by the general condition of the Mexican economy, Mexican inflation, interest rates and political developments in Mexico.  With the acquisition of Drogasmil and FASA, our operations in the countries where we now have a presence may be significantly affected by the general conditions of these economies.  See “Item 3.  Key Information—Risk Factors Relating to Economic and Political Developments”.

Economic Situation

In 2005, the Mexican economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the Mexico’s GDP for the year grew by 3.0%, annual inflation reached a low of 3.3% and the interest rate on 28-day CETES averaged 9.2%.  During 2006, Mexico’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices.  Inflation reached 4.1% and the interest rate on 28-day CETES averaged 7.2%.  During 2007, the Mexican economy proved resilient in the face of a downturn in the U.S. economy.  GDP growth was 3.3%, inflation reached 3.8% and the interest rate on 28-day CETES averaged 7.2%. In response to the worldwide economic downturn, in 2008 Mexico’s GDP growth was cut in half, reaching 1.6%, inflation rose to 6.5% and the interest rate on 28-day CETES averaged 7.7%.  In 2009, the Mexican economy continued to be affected by the global economic crisis.  GDP declined by 6.5% while the average interest rate on the 28-day CETES fell to 5.4%.  Inflation, however, decreased to 3.6%.  In 2010, the Mexican economy gained strength, posting a GDP growth of 5.5% stemming from increased production and the demand for exports brought on in large part by increased industrial activity in the United States. The interest rate on 28-day CETES averaged 4.40% as a result of national monetary policies that were in line with the trends in the global economy, and the inflation rate was 4.40%.  For each of the years ended on December 31, 2006 and 2007 approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.

  With the acquisition of Drogasmil in Brazil in May 2008 and the subsequent purchase of FASA in October 2010, approximately 89% of our consolidated net sales in 2010 resulted from sales to parties located within Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute and/or sell.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Brazil, Peru and, to a lesser extent, Chile have historically had high inflation and interest rates.  The impact of high inflation rates and high interest in these countries  could have negative effects in our operations in such country.  Consumer demand could decrease as purchasing power declines and access to their respective credit markets could become more difficult and at high interest rates.

Currency Fluctuations

As a result of our recent acquisition in Chile, we have incurred debt that is denominated in several foreign currencies. Therefore, we could be adversely affected by decreases in the value of the Peso against the respective currency, which would most likely result in net foreign exchange losses.  Nevertheless, a significant portion of our revenues are and will continue to be Peso-denominated.

  A portion of the debt is U.S. dollar denominated.   Based on the change in the Noon Buying Rate as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Mexican Peso appreciated by approximately 3.3% against the U.S. Dollar in 2010.  During the first quarter of 2011, the Peso appreciated by an additional 3.7% against the U.S. Dollar to reach $11.92 pesos per dollar.  Any future depreciation of the Peso will likely result in price increases from our suppliers, which could impact the purchasing capacity of the final consumers, causing a reduction in our net sales.

In addition to the U.S. Dollar, we now face currency exchange risk versus the Chilean peso (CLP), the Peruvian Sol and the Chilean Development Unit (or UF by its Spanish acronym).  As part of the acquisition, we assumed certain CLP, Sol and UF-denominated liabilities by which we could be adversely affected in the event that any of these currencies appreciated against the Peso. Nonetheless, the asset accounts and future revenues would have the opposite effect under such a scenario. In the event that any of these currencies depreciates against the Peso, the opposite would hold true.  For the year ended December 31, 2010, 5.2% of our total revenues were CLP-denominated, 5.4% were Real-denominated and 0.9% was denominated in Soles.  We cannot assure you that fluctuations in any of the currencies used in the countries where we have operations will not adversely affect our financial results in the future.

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

Inflation and Interest Rates

In recent years, Mexico has experienced high levels of inflation.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 6.5%, 3.6% for 2008, 2009 and 4.4% for 2010, respectively.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, high nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 7.7%, 5.4% and 4.40% for 2008, 2009 and 2010, respectively.  In the first quarter of 2011, the 28-day Mexican CETES averaged 4.2%.

Brazil, Peru and, to a lesser extent, Chile have historically had high inflation and interest rates.  The impact of high inflation rates and high interest could have negative effects in our operations in these countries.  Consumer demand could decrease as purchasing power declines and access to the respective credit markets could become more difficult and at high interest rates.

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division, our core business division, for the years indicated:

	Year Ended December 31,
	2008	2009	2010
Total Mexican Private Pharmaceuticals Market:
Real Unit Price Increases	0.3%	(0.4%)	(2.3%)
Growth in Units	(4.7)	(2.5%)	0.7%

Grupo Casa Saba Private Pharmaceutical Products:
Real Unit Price Increases	4.7%	3.1%	(5.9%)
Growth in Units	(2.2%)	(5.8%)	3.9%

Market Share of Grupo Casa Saba(1):	23.7%	22.9%	23.6%
Inflation:(2)	6.5%	3.6% %	4.4%

(1)  Based on information from IMS Health, A.G. (Mexico) and Grupo Casa Saba’s own estimates.  This market share does not include purchases made by government institutions and sales in the private pharmaceutical market related to pharmaceutical products with the same active ingredient but are not branded by any particular laboratory (similares), generics and, generic products that are recommended to clients by pharmacy employees at the point-of-sale or by the dispensing physician (impulse).  Also includes an IMS estimate of sales through non-wholesalers.

(2)  Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4.  Information on the Company—Business Overview—Pharmaceutical Industry”.

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated.

	Year Ended December 31,
	2008	2009	2010
	Millions of Pesos
Pharmaceuticals:
Private sector	21,541.6	22,377.4	20,280.4
% Growth	1.3%	3.9%	(9.4)%
Government	1,034.8	906.1	1,818.1
% Growth	32.6	(12.4)%	100.6%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,521.1	2,530.4	2,723.7
% Growth	10.5%	0.4%	7.6%
Publications	749.2	753.4	835.5
% Growth	(19.2)%	0.6%	10.9%
Retail Pharmacy	2,553.3	3,224.3	8,586.4
% Growth	NA	26.3%	166.3%
Total	28,400.0	29,791.6	34,244.1
Total % Growth	12.4%	4.9%	15.0%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2008	2009	2010
Pharmaceuticals:
- Private	75.85%	75.11%	59.22%
- Government	3.64%	3.04%	5.31%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	8.88%	8.49%	7.95%
Publications	2.64%	2.53%	2.44%
Retail Pharmacy	8.99%	10.82%	25.10%
Total	100%	100%	100%

Cost of Sales	89.2%	89.2%	86.5%
Gross Profit	10.8%	10.8%	13.5%
Operating expenses:
- Selling expenses	3.2%	3.1%	3.6%
- Administrative expenses	4.2%	4.7%	7.9%
	7.4%	7.8%	11.5%
Operating income	3.4%	3.0%	2.0%
Comprehensive cost of financing, net	0.6%	0.9%	0.8%
Other income	(0.2%)	0.5%	0.3%
Income tax and employee profit sharing	1.1%	0.7%	0.2%
Net income	2.1%	0.9%	0.8%
	100%	100%	100%

For a more detailed description of each of our divisions, see “Item 4.  Information on the Company—Operations”.

Results of Operations

In accordance with Mexican FRS, Peso amounts presented below are expressed in nominal terms.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Prior to 2010, Grupo Casa Saba entered an expansionary stage as part of its strategy to increase the Company’s profitability.  Since then, the Group has completed acquisitions in several South American countries, beginning in May 2008 with the acquisition of the Brazilian pharmacy chain Drogasmil (currently known as Casa Saba Brasil).  In September, 2010, the company acquired 97.8% of Farmacias Ahumada, S.A.(FASA), a chain of more than 1,260 pharmacies with operations in Chile, Mexico and Peru and, as a result, has reclassified its divisions in accordance with this strategy, creating a new division known as “Retail Pharmacy.” As a result, the majority of the 2010 figures are not comparable with those that were reported in previous years. The impact of the acquisition in 2010 is as follows:

	Consolidated Group		FASA		Net amount
	(Amounts in millions of Mexican pesos)
Net sales	Ps.	34,244.1	Ps.	4,280.9	Ps.	29,963.2
Gross Profit		4,629.9		1,091.9		3,538.0
Operating income		684.6		83.8		600.8
Consolidated net income	Ps.	270.1	Ps.	(101.5)	Ps.	371.6

 Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 34,244.1 million for the year ended December 31, 2010, an increase of 14.95% as compared to the same period of 2009.  The increase was primarily due to the inclusion of the sales of FASA.

Sales by Division: Net Private Pharma Sales. Net sales from our Private Pharma business division went from Ps. 22,377.4 million for the year ended December 31, 2009 to Ps. 20,280.3 million for the year ended December 31, 2010, a decrease of 9.4%.  This was primarily the result of lower sales to special clients.

Net Government Pharma Sales. Net sales from our Government Pharma business division more than doubled during 2010, increasing from Ps. 906.1 million for the year ended December 31, 2009 to Ps. 1,818.0 million for the year ended December 31, 2010. The increase in sales reflects a higher participation in bidding processes during the period to the IMSS as well as various state government health institutions. As a result, this division’s sales represented 5.31% of the Group’s total net sales.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division reached Ps. 2,530.44 million for the year ended December 31, 2009 compared to Ps. 2,723.7 million for the year ended December 31, 2010. Net sales by this division represented 7.95% of our total net sales compared to 8.49% in 2009, affected by the increase in total sales.

Net Publication Sales. Net sales from our Publications business division also posted strong gains, from Ps. 753.4 million for the year ended December 31, 2009 to Ps. 835.5 million for the year ended December 31, 2010 and accounted for 2.44% of our total net sales for the year ended December 31, 2010.  This result was primarily due to the increase in sales in specialty title and collector’s item sales related to the World Cup sporting event.

Retail Pharmacy Sales. This division was created as a result of the FASA acquisition given that, due to its size and scope, our retail pharmacy operations became much more significant than they were in previous years.

Net sales from our Retail Pharmacy business division totaled Ps. 8,586.4 million in 2010, an increase of 166.3% versus the Ps. 3,224.3 million registered in 2009.  The increase in sales was due to the incorporation of FASA, whose sales of Ps. 4,280.9 million account for half of this division’s total 2010 sales.

This division represented 25.07% of the Company’s net sales in the 2010 fiscal year.

Gross Profit. Grupo Casa Saba’s gross profit totaled Ps. 4,629.8 million for the year ended December 31, 2010, an increase of 43.5% as compared to Ps. 3,225.8 million for the same period in 2009.  The improvement in the gross margin, which was 13.52% for the year ended December 31, 2010, as compared to 10.83% registered during the previous year, was primarily the result of higher margin sales from our Retail Pharmacy operations. FASA’s gross margin for 2010 was 24.7% which, due to the nature of the business, is higher than the margins in the distribution business.

 Operating Expenses.  Our operating expenses totaled Ps. 3,945.2 million for the year ended December 31, 2010, an increase of 68.9% as compared to Ps. 2,335.1 million for the year ended December 31, 2009.  This was mainly the result of the incorporation of FASA into our retail operations given that operating expenses such as store rents are generally higher in the retail business than they are in distribution due to the nature of the operations. Therefore, this figure is not comparable with the previous year. Consequently, operating expenses represented 11.52% of our total net sales for the year ended December 31, 2010.

Operating Income.  Operating income for the year ended December 31, 2010 was Ps. 684.5 million, a decrease of 23.1% as compared to Ps. 890.7 million for the year ended December 31, 2009.  This was due to the increase in our operating expenses, as described above.  As a result, our operating margin for year ended December 31, 2010 was 2.00%, compared to the margin of 2.99% obtained for the year ended December 31, 2009.

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

Our comprehensive financing cost, net increased slightly, from Ps. 262.2 million for the year ended December 31, 2009 to Ps. 263.0 million for the year ended December 31, 2010.  This increase was the result of the rise in our interest expenses, which totaled Ps. 493.4 million in 2010, related to the acquisition of FASA.  However, this increase was partially offset by higher interest income earned, in the amount of Ps. 199.5 million, as well as an exchange rate gain of 30.8 million as discussed in our consolidated statement of income.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2010 was Ps. 54.1 million, a decrease of 74.4% as compared to Ps. 211.8 million for the year ended December 31, 2009.  Income tax for the year ended December 31, 2010 amounted to Ps. 378.7 million, 16.92% greater than the income tax provisions for the year ended December 31, 2009, and which was partially offset by the deferred income tax of Ps. 338.0 million.

Net Income.  The Group’s net income for the year ended December 31, 2010 amounted to Ps. 270.0 million, a decrease of 3.6% as compared to Ps. 280.2 million for the year ended December 31, 2009.  This decline was primarily due to the increase in our operating expenses.

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

Sales by Division: Net Private Pharma Sales. Net sales from our Private Pharma business division increased 6.25%, from Ps. 24,094.9 million for the year ended December 31, 2008 to Ps. 25,601.6 million for the year ended December 31, 2009.  Sales for this division rose primarily as a result of an increase in sales of Drogasmil, our Brazilian pharmacy chain, and our Mexican distribution business.  Private Pharma accounted for 85.94% of the Group’s total net sales in 2009, 1.10% higher than in 2008. Net Government Pharma Sales. Net sales from our Government Pharma business division decreased 12.44%, from Ps. 1,034.8 million for the year ended December 31, 2008 to Ps. 906.1million for the year ended December 31, 2009, due primarily to a lower level of participation of sales to PEMEX. As a result, this division’s sales represented 3.04% of the Group’s total net sales, somewhat lower than the 3.64% that it accounted for in 2008. Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division grew 0.37%, from Ps. 2,521.1 million for the year ended December 31, 2008 to Ps. 2,530.4 million for the year ended December 31, 2009. Net sales by this division represented 8.49% of our total net sales, 4.39% lower than in 2008. Net Publication Sales. Net sales from our Publications business division rose slightly, from Ps. 749.2  million for the year ended December 31, 2008 to Ps. 753.4 million for the year ended December 31, 2009 and accounted for 2.53% of our total net sales for the year ended December 31, 2009.  This result was primarily due to the reincorporation of various publications into the catalog as well as strong year-end specialty title and collector’s item sales.

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

Our comprehensive financing cost, net increased from Ps. 181.1 million for the year ended December 31, 2008 to Ps. 262.2 million for the year ended December 31, 2009.  This increase was largely due to the amount of interest paid during the year.  The interest payments were made in connection with the long-term loan that was obtained for purposes of financing the acquisition of Drogasmil in Brazil, as well as to the interest related to the use of short-term credits for our operations in both Mexico and Brazil.

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

Net Income.  The Group’s net income for the year ended December 31, 2009 amounted to Ps. 280.2 million, a decrease of 52.9% as compared to Ps. 595.1 million for the year ended December 31, 2008.  This decline was primarily due to the fact that the Group assessed goodwill impairment during the last quarter of fiscal 2009, which concurred with the decrease in the economic activity of Drogarias, due to the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry market in Brazil that year.  As a result, at December 31, 2009, an impairment loss was recognized in the line item “other (income) expenses, net,” since the net carrying value of the cash generating unit exceeded its “value in use” in the amount of Ps. 210 million.

Aggregate Contractual Obligations

Below is a table containing a description of Grupo Casa Saba’s aggregate contractual obligations as of December 31, 2010.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period
(millions of Pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	2,289.3		759.4	531.8	998.0
Capital Lease Obligations (2)
Operating Leases (3)
Purchase Obligations (4)
Other Long-Term Liabilities (deferred income tax and other liabilities) reflected on our Balance Sheet under Mexican FRS (5)	253.5		59.1	105.7	88.7
Total	2,542.8		818.5	637.5	1,086.7

(1)  Current maturities of long-term debt (see Note 12 to our audited consolidated financial statements).

(2)  Not applicable.

(3)  Our operating leases are primarily related to our retail pharmacy business in Mexico and Brazil. These leases, which amounted to Ps. 162.6 million in 2010, are entered into in the ordinary course of business and their term varies from one-year to a longer term of up to ten years, depending on the circumstances and location.

(4)  Not applicable.

(5)  Includes reserve for retirement pensions and seniority premiums.  The maturity of this obligation will occur in accordance with the disclosure in Note 3(o) to our audited consolidated financial statements.

Non-Exchange Traded Contracts Accounted for at Fair Value

All financial assets and financial liabilities derived from any type of financial instrument are recognized in our balance sheet and assessed at fair value. The valuation effect, as well as costs and returns generated by financial instruments, form part of the comprehensive gain or loss on financing when incurred or earned.

As of December 31, 2009 and 2010 the carrying value of financial instruments approximates their value due to their short-term nature.  Long-term debt incurred through bank loans with similar terms and due dates accrues variable markets prevailing financing rates.

Off- Balance Sheet Arrangements

Under “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk” (ASC 825), the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers, throughout Mexico, as well as in Rio de Janeiro and São Paulo in Brazil.  No single customer accounted for a significant amount of the Group’s sales in fiscal year 2008, 2009 or 2010, and there were no significant accounts receivable from a single customer for the same years.  Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of certain assets and liabilities, disclose our contingent assets and liabilities at the date of our financial statements, and the reported amount of revenues and expenses incurred during the reporting periods.  We base our estimates and judgments on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual results may differ from these estimates under different assumptions or conditions.  We evaluate our estimates on an on-going concern basis and they are continuously reviewed by using the available information.  Our significant accounting policies are described in Note 3 to our audited consolidated financial statements.  We believe that our most critical accounting policies that imply the application of estimates and/or judgments are:

 Allowance for doubtful accounts

The allowance for doubtful accounts represents our estimate of the probable loss inherent in all trade receivables by considering the general historical trend of customers’ payment performance and factors surrounding the specific customer’s credit risk.  On a periodic basis, we analyze the recoverability of our accounts receivable in order to determine whether, due to credit risk or other factors, some receivables may not be recovered.  If we determine that such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the allowance for doubtful accounts.  This determination requires substantial judgment by our management.  Final losses from doubtful accounts may differ from our estimated reserve.

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

Property and equipment

Our balance sheet reflects amounts of long-lived assets (mainly property and equipment, goodwill and intangible assets) associated with our operations throughout Mexico, Brazil and, effective October 2010, Chile and Peru.  Many of these assets have resulted from past acquisitions, which have required us to report these assets at their fair value at the acquisition date.  Subsequently, they were restated up to December 31, 2007 by applying the “adjustments due to changes in the general price level method” by using the INPC to value those assets, as discussed in Note 3(d) to our financial statements.

As we discuss in Note 3(k) to our audited consolidated financial statements, we periodically assess the carrying value of our long-lived tangible and intangible assets, including goodwill and permanent investment in associates, to establish whether significant adverse events indicate that the carrying value of those assets may not be recovered.  This determination requires substantial judgment.  The impairment loss is determined by the excess of the carrying value of long-lived assets over the “value in use”, which consists of determining the net present value of estimated cash flows to which those assets relate. The impairment loss, if any, is recorded as a charge to operations in “other (income) expenses, net” in the period when such an assessment is carried out, unless indications noted are of a temporary nature. Mexican FRS allows the reversal of the recognition of impairment, under certain circumstances.  Property and equipment to be disposed of are assessed on the date on which the sale plan is approved at the lower of its net carrying value and its fair value less associated sale costs.  Additionally, we review the lives assigned to these long-lived assets for purposes of depreciation or amortization, as the case may be, when applicable.  This determination is subjective and is an integral part of the determination of whether a impairment has occurred.

Property and equipment are initially recorded at acquisition cost.  Effective January 1, 2008, when inflationary accounting is applied in high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the INPC factors, as discussed in Note 3 (d) to our audited financial statements.  Depreciation is calculated on the value of property and equipment restated when the inflationary economic environment is applied, as well as on the acquisition cost when the economic environment is not inflationary, by applying the straight-line method based on the remaining economic useful life thereof.

At 2009 and 2010 fiscal year end, the Group’s management determined that there were no impairment indications that had a significant adverse impact in the carrying value of property and equipment.  Accordingly, fair value of property and equipment was equivalent to or greater than the carrying value thereof at that date.

While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations.  Our evaluations throughout the year and up to the date of this annual report did not lead to any impairment of property and equipment.  We can give no assurance that our expectations will not change as a result of new information or developments.

Business acquisitions, intangible assets and goodwill

The Company recognizes business acquisitions by using the purchase method which is the sole valuation standard by allocating the purchase price to the net assets acquired and the noncontrolling interest based on their estimated fair value at the acquisition date.  Therefore:  (i) intangible assets acquired are identified and recognized at its estimated fair value; (iii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment.  If applicable, the goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest, within the twelve months subsequent to the acquisition date.  Acquisition-related costs and restructuring expenses are recorded in income when incurred.

The Company recognizes the excess of fair value of net assets acquired over the consideration paid as a bargain that: (i) it reduces the value of the assets of the business acquired until they are exhausted (that adjustment is recognized in the acquiring Company); and (ii) the remaining balance is recognized as an unordinary gain at the acquisition date.

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group.  Intangible assets are initially recorded at acquisition cost represented by cash or cash equivalents paid or at their estimated fair value at acquisition date if they are from a business acquisition.  Effective January 1, 2008, when inflationary accounting is applied in high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using INPC factors, as discussed in Note 3 (d).

Intangible assets with definite useful life are amortized on their restated when the economic environment is inflationary, as well as on the acquisition cost when the economic environment is not inflationary.  Toward that end, the straight-line method is applied based on its remaining economic useful life.  These assets are represented by licenses related to the technological platform of the Group.  Development expenses are recorded as intangible assets, provided that their technical viability and economic profitability are reasonably assured.  Leasehold improvements are amortized on a straight-line basis, in accordance with the lower of the useful life of the asset under a lease agreement or the period set forth in the agreement.  Research expenses are expensed when incurred.

Intangible assets with indefinite useful life, including goodwill, are subject to periodic impairment tests, in the event of impairment indicators or at least once a year, by applying the “value in use” method. These intangible assets, including goodwill, are subject to periodic impairment tests, in the event of impairment indicators or at least once a year, by applying the “value in use” method of the cash generating units and taking into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified.  Toward that end, “perpetuity value” is applied which considers two stages: (i) the generation of excess of value in use of assets other than intangible assets with indefinite useful life and goodwill (“excess value in use”); and (ii) the recovery of intangible assets and goodwill referred through perpetuity.  Perpetuity value results from “excess value in use” between projected periods, discounted at an appropriate discount rate.  Therefore, the impairment loss is generated by the excess of carrying value over perpetuity value referred to above.

The Group considers that the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating unit.  Therefore, the cash flow projection models recognize medium and long-term economic variables fairly at the time of the calculation, which are related to the future estimated price of products, changes in operating expenses, industry economic trend, and discount and growth rates applied in perpetuity.

As explained in Note 1 (c) to our financial statements, the Group completed analyzing and clearing the accounting records of Drogasmil regarding inventories value in 2008 and 2009, as well as certain unquantifiable contingencies at those dates.  Consequently, the final allocation of purchase price was performed by the Group by recognizing the “purchase method”.  Therefore, the Group determined that changes were not generated in the preliminary allocation of the purchase price of the net assets acquired at the acquisition date as a result of the final distribution of the price paid for those assets by taking into account the new information and available evidence subsequent to the acquisition date.  In addition, the preliminary value of goodwill recorded at the acquisition date was not changed either as a result of the matter discussed above.

As discussed in Note 10, the Group carried out the goodwill impairment test during the last quarter of fiscal year 2009.  As a result, an impairment loss was recognized in income in the line item “other (income) expenses, net”, since the net carrying value of the cash generating unit in Brazil (subsidiary Drogarias) exceeded its “value in use”.  This impairment loss concurred with the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry in Brazil for that year.  Based on goodwill impairment test carried out during the last quarter of fiscal year 2010, the Group determined that impairment losses were not incurred regarding the net carrying value of goodwill, as well as other intangible assets with a indefinite useful life in its cash generating units.  Nevertheless, the carrying amount of intangible assets with indefinite useful life, including the goodwill, will be tested for impairment between annual tests if it is “more likely than not” that an impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, the Group will consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

While we believe that our estimates are reasonable, different assumptions could affect our evaluation.  We can give no assurance that our expectations will not change as a result of new information or developments.

Labor obligations

The Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums, as well as severance benefits to employees for termination of the employment relationship when they complete the employment relationship prior to the retirement age due to causes other than restructuring.  Costs are recognized in income as employees render their services.  Toward that end, actuarial computations are applied to the present value of labor obligations.  Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age.  Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked.  Severance benefits for termination of the employment relationship are granted by law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”.  Severance benefits which arise from restructuring causes, should continue to follow the guidelines of Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

Effective January 1, 2008, resulting from the adoption of new Mexican FRS D-3, “Employee fringe benefits”, the unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss accrued at December 31, 2007, should be amortized to the income statement over a maximum period of five years, while the new actuarial results generated after the adoption of new Mexican FRS D-3 are amortized normally over the employees’ estimated active service lives following the “corridor method”, which requires the actuarial gains and losses in excess of the range between the higher of 10 percent of the plan assets and 10 percent of the defined benefits obligation be: (i) amortized to operating income during the remaining labor life of employees who will receive the benefits; and (ii) expensed as accrued.   At December 31, 2009 and 2010, the amortized amount of that item was no material.  In addition, the amount of actuarial gains or losses and the prior service benefits for termination of the employment relationship, due to causes other than restructuring are recognized in income.

Employee profit sharing due is recorded based on the amount payable, determined on taxable income that is obtained as provided for in the currently enacted tax legislation.  Deferred employee profit sharing is determined by using the “asset and liability method”, by applying a 10 percent rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes, in accordance with the pertinent legislation.

While we believe that our estimates are reasonable, different assumptions could affect our evaluation.  We can give no assurance that our expectations will not change as a result of new information or developments.

Income Tax, Single Rate Business Tax

Taxes on earnings represent the sum of the income tax due and the deferred income tax effect determined in accordance with currently enacted tax legislation applicable in the different jurisdictions in which each entity operates.  Effective January 1, 2008, the Mexican tax authorities enacted the Ley del Impuesto Empresarial a Tasa Unica, Single Rate Business Tax Law, or IETU Law, which co-exists with the Income Tax Law.

 The deferred income tax effect is determined by applying the “asset and liability method”.  At December 31, 2009 and 2010, the Group determined that the taxes on earnings that will normally be paid by its Mexican subsidiaries (income tax or IETU, the higher) will be that which is obtained from the taxable income base of income tax, which the Group estimates will exceed the taxable income base of IETU, in accordance with a projection based on reasonable assumptions.  If the Group determines that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU.  If the event is circumstantial, the Group will account for deferred income tax, even though IETU will be due in the period.  Management restates this estimate periodically.

The Group performs a periodic valuation allowance review to determine the amount of the deferred asset (income tax and/or employee profit sharing) that “is more likely than not” will be realized and recorded based on the available information of each entity.  At December 31, 2009 and 2010, the Group determined there was no need for a valuation allowance to be recognized as the deferred asset was deemed to be fully recoverable.

The deferred income tax asset is realized when: (i) taxable income is generated and its effect offsets the reversal of deductible temporary differences, including the tax loss carryforwards effect; and (ii) there are sufficient accumulable temporary differences whose reversal occurs in the reversal period of the deductible temporary differences.  The Group estimates that the deferred income tax asset will be realized considering their business plan, and no IETU will be generated in the short-term.  Toward that end, Management takes into account expansion plans, expiration of tax loss carryforward, projected taxable income, tax planning strategies, etc.

Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions.  Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable.  For U.S. GAAP, the Group adopted ASC 740. “Accounting for Uncertainty in Income Taxes” effective January 1, 2007 (ASC 740).  This standard defines the confidence level that a tax position has taken or is expected to be taken in a tax return to be recognized in the financial statements.  The evaluation is a two-step process: recognition and measurement of a tax position.  The tax effects of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits (legislation and statutes, legislative intent, regulations, rulings, and case law) at the reporting date.  For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information for each position.

The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position.  If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized in the financial statements.  The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.  At December 31, 2009 and 2010, there are no uncertain tax positions “more-likely-than-not” that should be recognized in the Group.  Therefore, no reconciling item from Mexican GAAP to U.S. GAAP is needed.

If during any period after recognition the threshold ceases to be met, the previously recorded benefit must be derecognized.  Moreover, the benefit of a tax position that initially fails to meet the more-likely-than-not threshold should be recognized in a subsequent period if changing facts and circumstances enable to meet the threshold, the matter is effectively settled through litigation with the tax authorities, or the statute of limitations has expired.

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

Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in Note 19 to our consolidated financial statements.  Due to their nature, such tax and legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.  Management periodically assesses the probability of loss for such contingencies and accounts for a liability and/or discloses the relevant circumstances, as appropriate.  If the potential loss from any claim or tax and legal proceedings are considered probable and the amount can be reasonably estimated, we account for a liability for the estimated loss.

The Drogarias subsidiary recorded certain provisions for contingencies based on the opinion of its legal advisors.  Drogarias maintains a provision for the total labor and tax lawsuits, classified as risk of a probable loss.  At December 31, 2009 and 2010, the liability recorded amounted to thousands of Brazilian real R$ 2,422 and R$ 1,619, respectively (Ps. 18,132 and Ps. 12,013).

In addition, Drogarias is subject to certain contingencies that may result in present obligations.  The solution of these matters is in a preliminary stage and a conclusion might span various years.  The contingencies refer to: (i) information required by the Brazilian tax authorities whose nonperformance might result in fines payable by the Company; and (ii) Drogarias adopted different forms of remuneration to its management that do not conform to the Brazilian labor legislation.  Accordingly, Drogarias recorded an estimate for those contingencies at December 31, 2009 and 2010 in the amount of R$2,278 and R$1,822, respectively (Ps.17,054 and Ps.13,512).  In the opinion of the Companies’ advisors, that provision is sufficient to cover the contingencies discussed.

Farmacias Peruanas, S. A. filed a suit against liquidation issued by the Superintendency of Tax Administration of Peru (SUNAT), due to differences of criteria for determining the tax base of fiscal years 2001 and 2003 in the amounts of $7,170 and $1,827 thousands of Peruvian soles (Ps. 31,600 and Ps. 8,052), respectively.  The SUNAT has declared the claims filed by the Company to be inadmissible.  On November 11, 2010, the Company challenged that ruling handed down.  At September 30, 2010, Management created a provision in the amount of Ps. 3,534 which, based on the opinion of its legal advisors, Management considers is sufficient to cover the liquidation discussed.

In accordance with Mexican, Chilean and Brazilian tax legislation, the respective tax authorities can exercise their inspection powers in the normal course of the Group’s operations.  The tax authorities in Mexico have the power to review up to the five fiscal years preceeding the last income tax return filed by the  Company and its subsidiaries.  The Group can not foresee if the reviews discussed will give rise to future contingencies.  However, they will be disclosed and/or recognized when they are known.

In addition, to the issues discussed above, the Company and its subsidiaries are involved in various lawsuits and claims derived from the normal course of its operations.  Management believes that these matters will not have a significant impact on the Group’s consolidated financial position or results of operations.

Foreign operations

The accounting records of the foreign subsidiaries are maintained in the recording currency of the country where those subsidiaries are established.  Their financial statements are prepared in conformity with International Accounting Standards (IFRS) of the International Accounting Standards Committee (IASC).  Therefore, their financial statements are adjusted to Mexican FRS prior to their translation and consolidation.  Foreign currency translations are carried out in accordance with Mexican FRS B-15, “Foreign currency translation”.  Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment.  Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operation operates in a non-inflationary economic environment and its functional currency is the Brazilian real, and effective October 3, 2010, Chilean peso and Peruvian peso.  Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at the yearend exchange rate published by the Banco de Mexico, and, the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period. The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income.  Moreover, it is recycled to income at the date of its availability.  That line item includes foreign exchange fluctuations, as discussed in Note 3(q) to our financial statements.

We are exposed a variety of risks and uncertainties related to operating in Brazil, Chile and Peru, including political, economic or social upheaval, devaluations in the Brazilian Real, Chilean peso and Peruvian peso, high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital.

Related parties

In accordance with the Mexican Income Tax Law, companies that carry out related party transactions are subject to tax obligations, with respect to the determination of prices agreed upon.  Such prices should be comparable to prices that would be used with or among independent parties at arm’s length transactions.  The tax authorities could reject the amounts determined and demand payment of taxes.  The Group’s management estimates that all related party transactions were agreed upon at arm’s length basis and, therefore, there is no contingency in its charge.

Fair Value of Derivatives

Under Mexican Bulletin C-10, “Derivative Financial Instruments and Hedging Activities” and U.S. GAAP ASC 815, “Derivatives and Hedging”, we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value.  Accounting for derivative transactions allows us to use the fair values as determined by the financial institutions, which we use as the basis for recognition of the derivative financial instruments in our financial statements.  The fair value of derivative financial instruments is based on quoted market prices.  Changes in the fair value of derivative financial instruments are recorded in net income or as a component of accumulated other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge and whether or not the derivative has been designated, and qualifies, as an accounting hedge.

Indebtedness

As of December 31, 2010 the Group’s interest-bearing liabilities totaled Ps. 11,497.0 million.  As of March 31, 2010, we had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 1,730.7 million with the following lenders: Banco Nacional de Mexico, S.A., BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Banco Santander S.A. Institución de Banca Múltiple, Grupo Financiero Santander, Nacional Financiera and Banco Autofín México, S.A. Institución de Banca (Mi Banco).These facilities may each be accessed depending on our cash flow requirements.  The Company provided guarantees for each of these facilities.  The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México plus an average of approximately 3 percentage points.  The basis points which will be added to TIIE depend on negotiations and prevailing market conditions. See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.” and Note 23(g) to our consolidated financial statements for additional information regarding market risks.

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

On March 25, 2010, Casa Saba entered into a credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias. On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520 million.  On March 25, 2010, Casa Saba entered into a credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias. On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520 million and on October 3, 2010 Casa Saba prepaid this loan with part of the proceeds from the Acquisition Loan.

On August 30, 2010, the Company entered into the Acquisition Loan.  Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors.  HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in the respective countries.  The Acquisition Loan bears interest at the TIIE rate plus a margin. However, under the Acquisition Loan the Company has to pay each Lender the principal pending sum of the credits, in a single amortization, twelve (12) months after the disbursement date, unless the Acquisition Loan term is extended to an additional 7 year period, as provided therein. The obligations under the credit agreement are guaranteed by the Company and the majority of the subsidiaries. See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.” and Note 23(g) to our consolidated financial statements.

See Note 12 to our consolidated financial statements for further description of our indebtedness.

Liquidity and Capital Resources

Overview

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans.  We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations.  If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1,730.7 million.  Net working capital (current assets minus current liabilities) as of December 31, 2010 was (Ps. 2,898.1) million compared to Ps. 5,295.7 million as of December 31, 2009.

Our cash flows are subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers do not make sales or deliveries, our accounts payable and inventories typically increase at year-end.  After reaching their highest levels in December, our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days.  Our inventories, net as of December 31, 2010, were Ps. 8,857.2 million or 72.28% higher than the Ps. 5,141.1 million they amounted to on December 31, 2009.  As of December 31, 2010, our inventory days were 79.0 days, 9.3 days higher than the 69.7 days registered for the year ended December 31, 2009.  As of December 31, 2009, our inventory days were 69.7 days, 3.7 days lower than the 73.4 days registered for the year ended December 31, 2008.   Accounts Receivable for the year ended December 31, 2010 registered 72.9 days while accounts payable accounted for 85.7 days for the same period.  Accounts Receivable for the year ended December 31, 2009 registered 63.2 days while accounts payable were 68.5 days for the same period.   Accounts Receivable for the year ended December 31, 2008 registered 66.2 days while accounts payable were 83.6 days for the same period.

Accounts Receivable

As of December 31, 2010, due to higher sales and a highly competitive environment and accounts receivable net increased to Ps. 6,938.3 million, 32.71% higher than the Ps. 5,228.3 million registered as of December 31, 2009.  Accounts receivable days as of December 31, 2010 increased 9.7 days to 72.9 days from 63.2 days in 2009.  As of December 31, 2008, accounts receivable days were 66.2.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2010, trade accounts payable increased to Ps. 9,604.7 million or 90.1% compared to Ps. 5,052.2 million as of December 31, 2009.  The increase was due to the incorporation of FASA.  As a result, our trade accounts payable days increased to 85.7 in 2010 compared to 68.5 days for the year ended December 31, 2009.  It is important to mention that this calculation takes into account FASA’s total balance with its suppliers, therefore, the figures are not comparable with previous years. As of December 31, 2008, our trade accounts payable days were 83.6.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11 to our audited consolidated financial statements.

Capital Expenditures

Our capital expenditures during 2010 were approximately Ps. 47.0 million, which consisted of Ps. 12.2 million for the purchase of transport and delivery equipment, Ps. 17.0 million for technology and computer equipment, particularly the acquisition of new computer equipment, and Ps. 17.8 million for other general expenditures.  These expenditures are usually funded with working capital.  In the event that we need additional funds, we can use our available credit lines.  For 2011 we expect to continue to fund our capital expenditures needs with working capital.

Our capital expenditures during 2009 were approximately Ps. 75.6 million, which consisted of Ps. 19.4 million for the purchase of transport and delivery equipment, Ps. 22.2 million for technology and computer equipment, particularly the acquisition of new computer equipment, and Ps. 34.0 million for other general expenditures.  These expenditures were mainly funded with working capital.

Our capital expenditures during 2008 were approximately Ps. 130.8 million, which consisted of Ps. 36.4 million for the purchase of transport and delivery equipment, Ps. 30.7 million for technology and computer equipment, particularly the acquisition of new software licenses, and Ps. 63.7 million for other general expenditures.  These expenditures were mainly funded with working capital.

Trend Information

In general, the Latin American pharmaceutical market has grown steadily over the last several years is projected to grow due to a combination of factors that include: generally stable economic conditions, ageing populations and the efforts being made by governments within the region to increase access to healthcare among the overall population.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years.  The main factors supporting this expected growth are Mexico’s demographic structure (adults are continuously increasing their participation in Mexico’s total population) and the increase in the life expectancy of the Mexican population.  The combination of these factors generated a natural growth in the demand for healthcare services and pharmaceutical products.  In addition, the government’s Seguro Popular Program has been instrumental in granting health care access to over 90% of the Mexican population.

Despite the overall growth that we expect to continue in the pharmaceutical market, which generally benefits our wholesale distribution business, in recent years there has been a shift in the percentage of private sector pharmaceutical sales from those that are placed through wholesalers, like us, to sales that are placed directly by the manufacturers to large retail pharmacy chains and supermarket supercenters that purchase sufficiently large volumes to have direct access to the laboratories.  According to IMS Health, A.G. and our internal data, private sector pharmaceutical sales that are placed through wholesalers have declined from 90% in 2007 to 80% in the last several years. A continued increase in direct sales by manufacturers to retail pharmacy chains could have a material adverse effect on our results of operation.

With respect to our non-pharmaceutical or HBCG/other products related business divisions, we believe that higher levels of economic growth are necessary to increase the demand for these products; therefore, we depend on the improvement of general economic conditions and increases in consumer purchasing power to generate positive results in the upcoming years.  We believe that the more solid client and editorial base of our Publication business division has, and will, allow it to generate better sales and operating results, particularly as Mexico’s economic performance improves.

Brazil is also experiencing similar trends in terms of the expansion of the adult population, prompted by an increase in overall life expectancy.  Brazilians’ average life expectancy has increased, from 68.5 years in 1995 to 72.3 years in 2009.  As a result, the over-60 population in the country has increased significantly over the course of the last ten years and it is this group that is most likely to stimulate the demand for both healthcare services and pharmaceutical products in the future.  In addition, older consumers are generally more affluent and have larger discretionary incomes, making them a target demographic for many manufacturers, including for over-the-counter healthcare products.  Government programs, such as the “Bolsa Familia” and the “Farmacias Popular” which offer subsidized medicines have also helped stimulate demand for these products. From a socio-economic standpoint, we would also expect that the decrease in the unemployment in Brazil from 12.3% in 2004 to less than 6.8% in 2010, combined with an increase in the average salary in the last ten years, will stimulate the consumption of HBCG and Other products as the middle class continues to expand.  However, as is the case in Mexico, the continued demand for these products will require a continued stable economic environment.

During 2010, we also continued with our strategy of profitable growth and implemented a number of operating efficiencies programs to maximize the profitability of our operations.  We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them.  In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers. We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and we will continue to focus our efforts on increasing profitability in the different markets in which we operate.

In connection with the FASA Acquisition, we have incurred a significant amount of debt which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in the costs for interests.  The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions.

We believe that the Acquisition will create value for our shareholders through the projected benefits of the synergies that were created. In addition, the Acquisition will consolidate the pharmaceutical industry sector, resulting in a better level of service for the clients. The synergies and economies of scale that the Company hopes to obtain through this Acquisition include, but are not limited to, operating efficiencies, a greater supply and penetration of product for the clients as well as savings in terms of administrative and sales expenses. As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proven and wide multi-country platform, that also has the necessary corporate and system capacities to integrate efficiently our existing operations in Mexico, Brazil, Chile and Peru.

The trends described in this section and expectations of Grupo Casa Saba may be affected by the relatively slow economic recovery, both globally and locally in the markets where we have operations.   See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.

Accounting Pronouncements and Related Effects

Under Mexican FRS

In 2009 and 2010, the CINIF issued the following Mexican FRS that will go into effect as of January 1, 2011 and 2012:

FRS B-5. “Financial information by segment” (FRS B-5)
This accounting standard substitutes Bulletin B-5 with the same name.  Effective 2011, the main changes are: (i) companies should disclose information by operating segment that is used regularly by executive management, in addition to the information about products or services and geographic areas reported in accordance with Mexican Bulletin B-5; (ii) disclosure of information by primary and secondary segments is eliminated; (iii) for qualifying as operating segments, it is not required for business areas to be subject to distinct risks between each other; (iv) it allows for considering a business in a pre-operating stage as an operating segment; and (v) it requires that the components of the RIF be disclosed as well as liabilities by operating segment.  The Group is in the process of evaluating the impact that adopting this provision will have on its consolidated financial statements.

FRS B-9. “Interim financial reporting” (FRS B-9)
This accounting standard substitutes Mexican Bulletin B-9 (Bulletin B-9) with the same name.  Effective 2011, the main changes are: (i) the statement of changes in stockholders’ equity and statement of cash flows, in addition to the balance sheet and the statement of income (operations) should be presented on a condensed basis when interim financial statements are prepared (Bulletin B-9 does not require that the statement of changes in stockholders’ equity be presented, and it only suggests that the statement of changes in financial position be presented); and (ii) the information presented for interim periods should be compared with its equivalent interim period of the immediately foregoing year.  Furthermore, it requires that the balance sheet be compared with the balance sheet at the immediately foregoing annual closing date.  The Group believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-4. “Inventories” (FRS C-4)
This accounting standard substitutes Mexican Bulletin C-4 with the same name.  Effective 2011, the main changes are: (i) the direct costing system is eliminated; (ii) the allocation formula of the “last-in/first-out” cost of inventories is eliminated (application of the above changes is retrospective); (iii) inventory valuation should consider the lower of acquisition cost or its net realization value (previously, the lower of the base of the cost or market was considered); (iv) the difference between the purchase price of the inventory in normal credit terms and the amount paid are not capitalized, except when the period of acquisition or production is extended; (v) impairment losses are recorded in the cost of sales and reversed by decreasing the cost of sales when the circumstances that generate it no longer exist; and (vi) the amount of inventories recognized in income is disclosed when other elements are included in the cost of sales or when elements comprising the cost of sales are presented in different line items.  The Group believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-5. “Prepaid expenses” (FRS C-5)
This accounting standard substitutes Mexican Bulletin C-5 with the same name.  Effective 2011, the main changes, whose application is retrospective, are: (i) it excludes the prepaid expense of taxes on earnings, the projected net asset of the pension plan, as well as prepaid interest; (ii) advances for purchases of inventories or fixed assets should be classified as current or non-current in connection with its purpose, but outside of inventories or fixed assets; (iii) impairment losses are recognized in income.  However, their effect can be reversed and recorded in income when this occurs, under certain circumstances.  Management believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-6. “Property, plant and equipment” (FRS C-6)
This accounting standard will replace Mexican Bulletin C-6 with the same name.  Effective January 1, 2011, the main changes, whose application is prospective, are: (i) the fixed assets used for developing, operating or maintaining biological assets and the extractive industry form part of this Mexican FRS; (ii) it sets forth the guidelines for recognizing the exchange of nonmonetary assets at fair value and the bases for determining the residual value of a component; (iii) the value affixed by the appraisal to the assets acquired at no cost, which allows for recognizing a donated surplus, is eliminated; (iv) the significant components of an item should be depreciated as if they were a single component, independently from depreciate the rest of the item; and (v) the unused component should be depreciated, unless depreciation is determined based on the activity of the component.  In addition, FRS C-6 requires that the main components of fixed assets that have a specific useful life, clearly distinct from the rest of the parts, are depreciated separately based on that specific useful life.  Management estimates that adoption of this provision will have no impact on its financial statements.

FRS C-18. “Obligations associated with the retirement of property, plant and equipment” (FRS C-18)
This accounting standard eliminates the supplementation of IFRIC 1. “Changes in existing liabilities due to retirement of service, restoration, and similar items” of International Financial Reporting Standards.  Recognition of the accounting change should be retrospective.  Effective January 1, 2011, the main changes are: (i) it sets forth the guidelines for measuring obligations associated with the retirement of a component; (ii) obligations are recognized at present value of the flows required; (iii) they are initially recognized against the acquisition cost of the assets that generate them and, subsequently, the changes in estimates that generates the discount rates are recognized in the financial cost, whereas changes in estimates of cash flows are recognized against the pertinent asset.  Group Management estimates that adoption of this provision will have no impact on its consolidated financial statements.

“Improvements to 2011 Financial Information Standards”
Effective January 1, 2011, the main changes are as follows:

(i) FRS B-1. “Accounting changes and error corrections” for presenting the opening statement of financial position if adjustments are retrospective.

(ii) Bulletin C-3. “Accounts receivable”, whose application is prospective in connection with recording interest as accrued, and they are determined on a reliable base and their recovery is likely.

(iii) Bulletin C-10. “Derivative financial instruments and hedging transactions”, whose application is retrospective for excluding some effects of hedge effective, recognizes forecasted transactions between related parties with a different functional currency as hedge, and presents “margin accounts” separately.

(iv) Bulletin D-5, “Leases”, whose application is prospective, for using the discount rate in the capitalized lease, and treating the recognition of the gain or loss on the sale and leaseback.  Management believes that adoption of this provision will have no impact on its consolidated financial statements.

IFRS 19 “Change derived from the adoption of International Financial Reporting Standards” (IFRS 19)
In January 2009, the National Banking Commission and Securities in Mexico (Comision Nacional Bancaria y de Valores or CNBV-Spanish acronym) established rules for companies that list their shares on the Mexican Securities Exchange (Bolsa Mexicana de Valores or BMV-Spanish acronym) to adopt International Financial Reporting Standards (IFRS) no later than January 1, 2012, issued by the International Accounting Standards Board (IASB).  Its early adoption is permitted in fiscal years 2008 to 2011, upon notification to the CNBV and BMV.

Pursuant to the foregoing, the CINIF issued Mexican IFRS 19 in order for bound entities disclose the estimated date of adoption, as well as the effects will impact the financial statements.  This standard goes into effect for financial statements issued beginning September 30, 2010.  Consequently, the Group will adopt IFRS as issued by the IASB, effective January 1, 2012.  Therefore, the information shown in the last financial statements based on Mexican FRS will be changed starting with the period of adoption.  The change will be recognized retrospectively as if involved an accounting change of a particular standard.  Management has compiled the necessary resources for conversion to IFRS and it is in the process of identifying and quantifying the required adjustments that would impact the Group’s consolidated financial statements.

Under U.S. GAAP

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated.

Recently Issued Accounting Pronouncements

On January 1, 2010, the Group adopted the Accounting Standard Update (ASU) 2009 16, “Transfers and Servicing (ASC 860: Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140))”.

ASU 2009 16 removes the concept of a qualifying special purpose entity (QSPE), and the exception from applying ASC 810 10 (the variable interest entity accounting to qualifying special purposes entity) thereby, requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered qualifying special purposes entity.  Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities.

ASC 860 modifies the financial-components approach used in U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  ASC 860 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.  ASC 860 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.  Enhanced disclosures are also required by ASC 860.  Adoption of this provision does not have an impact on the consolidated financial position and results of operation.

In June 2009, ASC 810, “Consolidation”, was issued.  ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities.  This standard is effective for interim and annual periods beginning after November 15, 2009.  The Groups’s adoption of this provision had not an impact on its consolidated financial position and results of operation.

In October 2009, ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” was issued. This standard modifies the fair value requirements of ASC 605-25, “Revenue Recognition-Multiple Element Arrangements” by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable.  ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.  ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Adoption of this provision does not have an impact on the consolidated financial position and results of operation.

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

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements”.  The new standard provides new disclosures relating to transfers in and out of levels 1 and 2, and activity in level 3 fair value measurements.  Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques.  This guidance is effective for interim and annual periods ending after December 15, 2009.  Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  The amendments require an entity to provide additional disclosures about its financing receivables on a disaggregated basis including a roll-forward schedule, the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and an aging schedule among others.  The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.  The Group is evaluating the potencial effect of this provision.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements”.  This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, and removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements.  According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

In March 2010, the FASB issued ASU No.2010-11, which is included in ASC 815.  This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements.  Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption.  This guidance became effective for the Company’s annual reporting period beginning January 1, 2010.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules — Amendments to SEC Paragraphs Pursuant to Release No. 33-9026; Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies” and ASU 2010-22, “Accounting for Various Topics — Technical Corrections to SEC Paragraphs - An announcement made by the staff of the U.S. Securities and Exchange Commission”.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No.2010-28, “Intangibles—Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” a consensus of the FASB Emerging Issues Task Force.

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted.  The Group is in the process of evaluating the impact that adopting this provision will have on its consolidated financial statements.

In December 2010, the FASB issued ASU No.2010-28, “Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations” a consensus of the FASB Emerging Issues Task Force.

The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted.  Management estimates that adoption of this provision will have no impact on its financial statements.

Item 6.	Directors, Senior Management and Employees

 Board of Directors

 The following table sets forth the names of our directors, their dates of birth, their principal occupations, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2011.

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

Set forth below is the name of the alternate member of our board of directors.  The alternate member of our board was ratified by our shareholders at our annual shareholders’ meeting, which was held on April 29, 2011.

Name and Date of Birth	Principal Occupation	Business Experience	First Elected
Iván Moguel Kuri (01/31/63)	Tax Adviser to Grupo Casa Saba, S.A.B. de C.V.	Partner – Chevez, Ruiz, Zamarripa y Cia, S.C.	February 2000

The management of our business is vested in our Board of Directors and the Chief Executive Officer.  Our bylaws provide that the number of seats on our Board of Directors shall be determined by our shareholders at a general ordinary shareholders’ meeting held for the purpose of appointing and electing directors, which at any time may be formed by at least six but no more than twenty-one members of the Board of Directors.  Directors and alternate directors are elected for one-year terms by our shareholders at each annual shareholders’ meeting, and each serves until a successor is elected and takes office.  In order to have a quorum for a meeting of the Board of Directors, a majority of the directors must be present.

According to the Mexican Securities Market Law, the Board of Directors may have up to 21 members and each member may have its alternate.  The members of the Board of Directors shall be appointed by the shareholders’ meeting and the shareholders controlling 10% of the capital stock of the company may appoint or revoke in the shareholders’ meeting a member of the Board of Directors.

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

Committees of Our Board of Directors

In accordance with the Mexican Securities Market Law, we have an Audit and Corporate Practices Committee.  As of April 29, 2011, the Audit Committee is formed by Messrs. Julio Madrazo García (chairman), Gabriel Alarcón Velázquez and Juan Carlos Peralta del Río, all independent members of the Board of Directors.  As required by the Mexican Securities Market Law, both the chairman and a majority of the members of the Audit Committee are independent directors.  The Audit Committee carries out the responsibilities of the audit and corporate practice committee.  Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

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

Name and Date of Birth	Current Position	Business Experience	First Appointed

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Pedro Alejandro Sadurni Gomez (10/08/59)	Chief Financial Officer	Former Chief Financial Officer of Administration – INMAS, S.A. de C.V.	February 2000

Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991

Name and Date of Birth	Current Position	Business Experience	First Appointed

Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985

Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995

Ricardo Ríos Cárdenas (02/01/55)	Human Resources Director	Director of Sales & Operations, Northern Region – Grupo Casa Saba, S.A.B. de C.V.	March 2009

Pedro Canton y Figueroa (08/05/49)	Sales Director	Director of National Warehouse Operations	December 2008

Jorge Luis García (09/12/61) Efraín Yañez González (10/26/70)	Chief Information Officer Special Accounts Director	Former Manager – Grupo Casa Autrey, S.A. de C.V. Billing Director/Director of Collections- Grupo Casa Saba, S.A.B. de C.V.	May 1992 February 2011

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2010, the aggregate compensation paid by us to key management personnel and/or our executive officers for services rendered in all capacities was approximately Ps. 44.9 million in Mexico and 96.8 million in Chile.  At the ordinary annual shareholders’ meeting held on April 29, 2011, it was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

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

Employees

As of December 31, 2010, we had 20,579 employees.  In Mexico we had 14,069 employees, 5,787 of which are part of the distribution business, 8,147 are part of the retail pharmacy business and 135 are part of the clinical area.  On the distribution side, 2,643 are sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 914 are administrative employees and 2,230 are operational employees.  On the retail pharmacy side, 417 are administrative employees, 425 are operational employees and 7,305 are in sales. In Brazil we had a total of 1,545 employees of which 123 were administrative employees, 167 were operational employees and 1,255 were in sales.  In Chile, we had 3,619 employees at the end of fiscal year 2010.  Of these, 285 carried out administrative functions, 3,281 held sales positions and 53 were on the operational side.  In Peru, there were 153 administrative employees, 1,089 sales staff and 104 operational employees for a total of 1,346 employees.

A significant majority of our employees in Mexico, 83.6% as of December 2009 and 72.0% as of December 2010, are represented by unions.  Almost all of our employees in Brazil, 99.8% as of December 31, 2009 and December 31, 2010, are unionized.  In Chile 28.4% of our employees were represented by unions while in Peru, only 4.2% are unionized. We believe that our relations with our employees and the unions with which they are affiliated are good.  In 2010, the number of employees rose by 143.4% compared to 2009 primarily as a result of the incorporation of FASA’s employees.

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

The Pension Fund

We recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with Mexico’s Federal Labor Law, as well as the schemes that have been established for each plan.  Seniority premiums are granted for a voluntary separation of personnel who have completed at least fifteen years of service and are calculated based on the number of years worked.  Retirement pensions are granted to all personnel who have completed at least ten years of service and reached 65 years of age.  We are required to pay certain severance benefits to employees that are dismissed without proper cause.  These payments for non-substitute indemnification of retirement pensions are expensed when paid.

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

During 2008, 2009 and 2010, contributions to the fund amounted to Ps. 15.5 million, Ps. 20.6 million and Ps. 9.6 million, respectively.  As of December 31, 2008, 2009 and 2010, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

Item 7.	Major Shareholders and Related Party Transactions

 We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

 Principal Shareholders

 All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of May 31, 2011, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of May 31, 2011, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9.  Offer and Listing Details—Share Repurchases”.  Currently, there are no arrangements known to us that could result in a change of control of the Company.

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

As of May 31, 2011, our controlling shareholder directly held 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of June 15, 2011, approximately 11.5% of our Ordinary Shares were held through ADSs by 29 registered holders.

The following table shows information, as of May 31, 2011, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned	Percentage Stake
Trust F-709 (1)	225,606,456	85.00%

Total	225,606,456	85.00%

(1)  Manuel Saba Ades and Alberto Saba Ades, both of whom are directors of the Company, are the sole beneficial owners, on an equal basis, of the Ordinary Shares held directly by Trust F-709.  The trustee of Trust F-709 is Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, División Fiduciaria.

Related Party Transactions

In 2010, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 11 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

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

Principal Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective During 2010

Leases.  In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder.  During 2010, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.  In 2010, we expensed Ps. 5.2 million as compared to Ps. 4.2 million in 2009 with respect to this lease.  We believe that this lease was entered into the ordinary course of business, was made on an arm’s-length basis and is on terms no less favorable than those that could have been obtained from unaffiliated third parties.

Services.  In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity indirectly owned and controlled by our controlling shareholder.  Services pursuant to this agreement were also provided to us in 2008, 2009 and 2010.  During 2010, we expensed a total amount of  Ps. 18.0 million as compared to Ps. 17.6 million in 2009 related to the services rendered by Aero Xtra, S.A. de C.V.  This contract was entered into in the ordinary course of business, and was made on an arm’s-length basis on terms no less favorable than those that could have been obtained from unaffiliated third parties.

As of December 31, 2009 and 2010, the receivable balances from Aero Xtra, S.A. de C.V. were Ps. 4.4 million and Ps. 0, respectively.  For Xtra Inmuebles, S.A. de C.V., they were Ps. 30 thousand and Ps. 0, respectively.  The receivable balance from Aero Xtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real estate, respectively.

See Note 11 to our consolidated financial statements for a summary table of our related party transactions.

Legal and Advisory Services.  During 2010, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.  Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors, without being a member of such Board.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third-party law firm for similar services.

Tax Advisory Services.  During 2010, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future.  Ivan Moguel Kuri, a partner from the tax advisory firm of Chevez, Ruiz, Zamarripa y Cia, S.C., is our independent alternate director.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

During 2010, we had no other related party agreements, except for the balances and transactions referred to above.  We believe that all related party transactions were agreed upon on an arm’s-length basis.

Item 8.	Financial Information

See “Item 18.  Financial Statements” and “Item 19.  Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

Material Legal Proceedings

As of December 31, 2010, except as otherwise disclosed in Note 19 of the consolidated financial statements, there were no existing material legal proceedings that could have a significant effect on the Company’s financial position or profitability.

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

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2009, each month in the six-month period ending May 31, 2011 and the first half of June 2011.

	U.S. Dollar per ADS(1)
Year	High		Low
2006	U.S.$	26.15	U.S.$	16.52
2007	U.S.$	42.85	U.S.$	26.10
2008	U.S.$	39.00	U.S.$	17.61
2009	U.S.$	20.50	U.S.$	11.14
First Quarter		20.50		11.23
Second Quarter		19.90		11.14
Third Quarter		20.00		12.00
Fourth Quarter		19.75		17.01
2010	U.S.$	21.39	U.S.$	9.76
First Quarter		21.39		13.90
Second Quarter		17.90		10.51
Third Quarter		12.62		9.76
Fourth Quarter		14.96		11.67
2011	U.S.$	23.71	U.S.$	13.39
First Quarter		23.71		13.39

Month
December 2010		14.43		12.98
January 2011		23.71		13.39
February 2011		20.50		17.32
March 2011		19.50		17.95
April 2011		19.78		18.12
May 2011		19.29		18.06
Through June 15, 2011		17.91		17.00

(1)  Source: Infosel and Economatica.

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects and by economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2010, there were 265,419,360 Ordinary Shares issued and outstanding.  At the end of June 2011, approximately 11.5%  of the outstanding shares were held in the form of ADSs.

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

The table below shows, for the five most recent full financial years ending December 31, 2010 and each month, the six-month period ending May 31, 2011 and the first half of June 2011 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share(1)
Year	High		Low
2006	Ps.	26.15	Ps.	16.95
2007	Ps.	44.50	Ps.	28.80
2008	Ps.	41.68	Ps.	26.90
2009	Ps.	26.60	Ps.	16.40
First Quarter		26.60		22.53
Second Quarter		25.80		16.40
Third Quarter		25.00		20.03
Fourth Quarter		25.55		25.00
2010	Ps.	25.50	Ps.	13.00
First Quarter		25.50		19.65
Second Quarter		22.00		16.21
Third Quarter		16.10		13.00
Fourth Quarter		17.51		15.20
2011	Ps.	25.60	Ps.	17.24
First Quarter		25.60		17.24

Month
December 2010		17.51		16.50
January 2011		25.60		17.24
February 2011		–		–
March 2011		22.35		22.35
April 2011		22.50		22.50
May 2011		22.50		22.50
Through June 15, 2011		17.91		17.00

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

At the end of June 2011, approximately 11.5% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

Share Repurchases

At our annual shareholders’ meeting, which was held on April 29, 2011, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold.  We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999.  As of December 31, 2010, 14,729,720 repurchased Ordinary Shares were held in our treasury.  We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

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

In June 2001, the Mexican Securities Market Law required issuers to increase the protections offered to minority stockholders and to impose corporate governance controls on Mexican-listed companies in line with international standards. The Mexican Securities Market Law then in effect expressly permitted Mexican-listed companies, with prior authorization from the CNBV, to include in their bylaws anti-takeover defenses, such as stockholder rights plans or poison pills.

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

●
the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the company and advising the Board of Directors on the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the company, (iv) the reception and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders’ meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

●
the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

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

The Mexican Securities Market Law has, in some respects, modified the rules governing tender offers conducted in Mexico.  Under the current law, tender offers may be voluntary or mandatory.  All tenders offers must be open for at least 20 business days and purchases thereunder are required to be made prorata to all tendering shareholders.  Any intended purchase resulting in a 30% or greater holding requires the tender to be made for the greater of 10% of the company’s capital stock or the share capital intended to be acquired; if the purchase is aimed at obtaining control, the tender must be made for 100% of the outstanding shares.  In calculating the intended purchase amount, convertible securities, warrants and derivatives, the underlying security of which are such shares, must be considered.  The  Mexican Securities Market Law also permits the payment of certain amounts to controlling shareholders over and above the offering price if these amounts are fully disclosed, approved by the Board of Directors and paid in connection with non-compete or similar obligations.  The law also introduces exceptions to the mandatory tender offer requirements and specifically provides for the consequences, to a purchaser, of not complying with these tender offer rules (lack of voting rights, possible annulment of purchases, etc.) and other rights available to prior shareholders of the issuer.

The  Mexican Securities Market Law ratifies that public companies may insert provisions in their bylaws pursuant to which the acquisition of control of the company, by the company’s shareholders or third parties, may be prevented, if such provisions: (i) are approved by shareholders without the negative vote of shareholders representing 5% or more of the outstanding shares; (ii) do not exclude any shareholders or group of shareholders; and (iii) do not restrict, in an absolute manner, the change of control.

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

Our current bylaws include most of the above-mentioned provisions.  This description does not purport to be complete, and is qualified by reference in its entirety to our bylaws, which have been filed as an exhibit to this annual report and to Mexican law.  For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see “Item 6.  Directors, Senior Management and Employees”.

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

Directors

Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interest’s conflict may abstain from voting.  In addition, any member of our Board of Directors that votes on a transaction in which his interest conflict with our interests may be liable for damages.  The Mexican Securities Market Law provides the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the Company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the Company as a result of certain illegal acts involving willful misconducts.  The liability actions may be exercised by the Company or by shareholders that represent 5% or more of the capital stock of the Company.

We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors:  (i) our general strategy; (ii) with input from the Audit and Corporate Practices Committee, on an individual basis (a) any transaction with related parties, subject to certain limited exceptions and (b) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; (vi) accounting policies within GAAP; (vii) creation of special committees and granting them the power and authority; (viii) matters related to anti-takeover provisions provided for in our bylaws; and (ix) the exercise of our general powers in order to comply with our corporate purpose.

Voting Rights and Shareholders’ Meetings

Holders of Ordinary Shares have the right to vote on all matters subject to shareholder approval at any general shareholders’ meeting and have the right to appoint our Board of Directors.

General shareholders’ meetings may be ordinary general meetings or extraordinary general meetings.  Extraordinary general meetings are those called to consider specific matters listed in Article 182 of the Mexican General Corporations Law and our bylaws, including the extension of the Company’s duration, changes to the corporate purpose, change of the Company’s jurisdiction of incorporation, amendments to the corporate bylaws, dissolution, liquidation or spin-offs, issuance of securities, mergers and transformations of our mercantile regime and increases and reductions in the fixed portion of our capital stock.  In addition, our bylaws require an extraordinary general meeting to approve the cancellation of the Ordinary Shares’ listing with the securities section of the NRS, as the case may be, and with any other Mexican or foreign stock exchange in which our Ordinary Shares or securities representing our Ordinary Shares, such as our ADSs, are registered.  General meetings called to consider all other matters are ordinary meetings that are held at least once each year within four months following the end of each year.

The procedure that must be followed in order to call a shareholders’ meeting is provided for in the General Corporations Law, the Securities Market Law and the Company’s bylaws, which provisions are set forth in the mentioned laws.

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

Calls for the general ordinary shareholders’ meetings must be published in the Official Federal Gazette or in one major newspaper sold within our corporate domicile at least 15 days prior to the date in which the meeting is to be held.  Extraordinary shareholders’ meetings may be called as described above, although calls for such meetings may be published at least eight days prior to the meeting.

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

Holders of ADRs have the same rights as holders of Ordinary Shares.  They are entitled to direct the vote of the shares underlying their ADRs by means of instructing the ADRs Depositary, who must ensure that the requirements relating to attendance at shareholders’ meetings, which are set forth in the paragraph above, are met.  ADR holders also have all of the economic rights inherent to the Ordinary Shares that underlie their respective ADRs, such as the right to receive dividends.

Dividend Rights

At our annual ordinary general shareholders’ meeting, our Board of Directors submits our financial statements from the previous year to the holders of our Ordinary Shares for their approval.  Once our shareholders approve these financial statements, they must then allocate our net profits for the previous year.  Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock.  Thereafter, our shareholders may allocate our net profits to any special reserve.  After this allocation, the remainder of our net profits would be available for distribution as dividends.  Additionally and prior to the distribution of dividends, Mexican companies are required to contribute 10% of their yearly taxable profits to their employees.  However, please note that the Company has no direct employees as of this date, only its subsidiaries.  See “Item 3.  Key Information—Dividends”. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock, and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions.

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

Forfeiture of Shares.

As required by Mexican law, our bylaws for Ordinary Shares provide that our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

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

In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he or she may have, including any rights under the United States securities laws, with respect to his or her investment in our Company.  If the shareholder should invoke governmental protection, in violation of this agreement, his or her shares could be forfeited to the Mexican government.

Exclusive Jurisdiction.  Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

Duration.  Our corporate existence under our bylaws shall be indefinite.

Dissolution or Liquidation.  Upon any dissolution, liquidation or split-up of our Company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs.  In the event of a surplus upon dissolution, liquidation or split-up, a prorata payment per Ordinary Share will be made to each of our shareholders.

Redemption.  Our bylaws provide that we may redeem our Ordinary Shares with distributable profits without reducing our capital stock by shareholder resolution at an extraordinary shareholders’ meeting.  In accordance with Mexican law:

●	any redemption shall be made on a prorata basis among all of our shareholders;

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

Delisting.  In the event that we decide to cancel the registration of our shares with the Mexican Securities Registry, or if the CNBV orders this deregistration, our shareholders who are deemed to have control will be required to make a tender offer to purchase the shares held by minority shareholders prior to such cancellation.  Shareholders deemed to have control are those that own a majority of our common shares, have the ability to control our shareholders’ meetings or have the ability to appoint a majority of the members of our Board of Directors.  The price of the offer to purchase will generally be the higher of (x) the average trading price on the Mexican Stock Exchange during the last 30 days on which the shares were quoted prior to the date on which the tender offer is made and (y) the book value of the shares as reflected in our latest quarterly financial information filed with the CNBV and the Mexican Stock Exchange.

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

Material Contracts

Acquisition of FASA . As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Promise Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of  Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million.  FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru.  The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market at a price equal or greater than 1,642 Chilean Pesos per share, and the validity of such offer was conditioned upon the sale of at least 50% plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders’ meeting and of the Mexican Antitrust Commission.

On August 30, 2010, the Company entered into the Acquisition Loan. Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors. HSBC Mexico and HSBC Bank (Chile), were appointed as collateral agents in their respective countries. The Acquisition Loan provides a series of covenants which, among other things, restrict the ability of the Company and the joint obligors to (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock, of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us, among other customary covenants and provisions.

On September 28, 2010, the Company and certain subsidiaries entered into an irrevocable guarantee trust as trustors and second beneficiaries, with The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee, pursuant to which the trustors transferred the property of certain shares to the trustee in favor of HSBC México as first beneficiary and acting as Mexican collateral agent, in order to secure its obligations under the Acquisition Loan. In case of an execution scenario, the Company has agreed that the beneficiary is entitled to instruct the sale of the trust estate to the trustee, in order to obtain the necessary resources to pay the Acquisition Loan. In this case, the trustee shall follow the procedure established in the trust agreement for the sale of the trust estate. Among other customary covenants, the trustors have agreed to immediately transfer to the trustee any additional shares that each trustor acquires from time to time, and to abstain from creating or allowing the existence of any lien over the trust estate.

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor, with HSBC México as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company and (ii) all the present and future account receivables related to the Company’s preponderant activity.  Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except, when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse described therein.

As a result of the FASA Acquisition and the financing that we obtained in connection therewith, we faced a potential exchange rate risk against the Chilean Peso, given that the financings obtained to fund the purchase price were denominated in Pesos and Dollars and the payment of the purchase price was in Chilean Pesos.  In order to hedge the risk of changes in the exchange rate of the Peso versus the Chilean Peso, on May 20, 2010 we entered into a currency forward transaction with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, which was liquidated prior to the payment date.

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

For Mexican income tax purposes, the following principles apply regarding residency:

●
Individuals are residents of Mexico if they have established their home or habitual abode in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico.  Individuals’ core of vital interests will be deemed to be located in Mexico if, among other things:

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

The applicable corporate income tax rate was 30% in 2010. The income tax rate applicable from 2010 to 2012 is 30%, 29% for 2013 and 28% for 2014 and following years.

Dividends.  Under the provisions of the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to non-resident holders with respect to the ADSs or Ordinary Shares will not be subject to Mexican withholding tax.

Dividends paid from distributable earnings that have not been subject to taxation at the corporate level were subject to a dividend tax at an effective rate of 42.86% from 2010 to 2012 (40.85% for 2013 and 38.89% for 2014 and following years) at the corporate level. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and in the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

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

●
Gain on sales or other dispositions of the Ordinary Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% from 2010 to 2012,(29% in 2013 and 28% in 2014 and the following years), of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred or territorial tax regime.

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

Under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty and proves such eligibility will be exempt from Mexican tax on gains realized on a sale or other disposition of the Ordinary Shares, in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets,  so long as the holder did not own, directly or indirectly, 25% or more of our share capital (including ADSs) during the 12-month period preceding the sale or other disposition, as long as certain formal requirements are met.

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

This section applies only to U.S. Holders who hold ADSs or Ordinary Shares as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the “Code”).  This section does not provide a complete analysis, listing or other description of all of the possible tax consequences of the purchase, ownership, sale or other disposition of ADSs or Ordinary Shares, as the case may be, and does not address tax consequences to persons with a special tax status, such as dealers or traders in securities or currencies, U.S. Holders whose functional currency is not the U.S. Dollar, persons holding ADSs or Ordinary Shares as part of a hedge, straddle, conversion of other integrated transaction, certain U.S. expatriates, banks, insurance companies, real estate investment trust (REITs), regulated investment companies (RICs), tax-exempt entities or persons owning at least 10% of the total combined voting power of our stock.

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

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (“PFIC”) (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15.0% (the “Reduced Rate”) if such dividends represent “qualified dividend income.”  Dividends paid on the ADSs and Ordinary Shares will be treated as qualified dividend income if (i) we are eligible for the benefits of the United States-Mexico income tax treaty or the ADSs and Ordinary Shares are readily tradable on an established securities market in the United States, (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC and (iii) certain holding period requirements are met.    We expect to be eligible for the benefits of the United States-Mexico income tax treaty. We believe that we are not, and will not become, a PFIC.  In addition, under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs also qualify as readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. As a result, dividends paid prior to January 1, 2013 to individual U.S. Holders of ADSs and Ordinary Shares will generally constitute qualified dividend income for U.S. Federal income tax purposes and are taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied.

  There can be no assurance,  that we will not be classified as a PFIC in the future.  Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate.  Moreover, it is unclear whether the Reduced Rate will be repealed or extended prior to January 1, 2013 or, in the absence of legislative action, whether it will expire on such date. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.  U.S. Holders of ADSs or Ordinary Shares are urged to consult their own tax advisors regarding the availability of the Reduced Rate and the related restrictions and special rules.

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

To the extent that distributions exceed the U.S. Holders’ basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized capital gain on the sale or disposition of the ADSs or Ordinary Shares (see “Taxation of Sale or Other Disposition”, below).

We anticipate that any cash distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be included in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the Depositary receives the dividend.  It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions in the Depository into U.S. Dollars.  To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purpose, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars.  The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account. Any gain will generally be treated as U.S.-source income for U.S. foreign tax credit limitation purposes.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Pesos received which are converted to U.S. dollars on a date subsequent to receipt.

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

Distributions of Ordinary Shares and ADSs to U.S. Holders with respect to their holdings of Ordinary Shares and ADSs, as the case may be (such previously held ADSs or Ordinary Shares being “Old Stock”), that are prorata with respect to their holdings of Old Stock (and whenever a holder may not elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares) will generally not be subject to U.S. Federal income tax (except with respect to cash received in lieu of fractional Ordinary Shares and ADSs, if any).  The basis of the Ordinary Shares and ADSs so received will be determined by allocating the U.S. Holder’s adjusted basis in the Old Stock between the Old Stock and the Ordinary Shares and ADSs so received.

Taxation of Sale or Other Disposition.  Unless a non-recognition provision applies, a U.S. Holder will recognize capital gain or loss upon a sale or other disposition of ADSs or Ordinary Shares in an amount equal to the difference between the amount realized on their disposition and such U.S. Holder’s basis in the ADSs or Ordinary Shares.  Under current law, capital gains realized by corporate and individual taxpayers are generally subject to U.S. Federal income taxes at the same rate as ordinary income, except that long-term capital gains (i.e., where the U.S. Holder has a holding period greater than one year) realized by individuals, trusts and estates are subject to U.S. Federal income taxes at a reduced rate.  Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.  Capital gains and losses on the sale or other disposition by a U.S. Holder of ADSs or Ordinary Shares generally should constitute gains or losses from U.S. source income.

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

United States Backup Withholding and Information Reporting.  In general, information reporting requirements will apply to payments of dividends on ADSs or Ordinary Shares and the proceeds of certain sales of ADSs or Ordinary Shares in respect of U.S. Holders other than certain exempt persons.  Backup withholding  will apply to such payments if the U.S. Holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the U.S. Holder fails to report in full all dividend and interest income and the U.S. Internal Revenue Service notifies the payer of such under-reporting.  Amounts withheld under the backup withholding rules are not an additional tax and may be credited against a holder’s U.S. Federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the U.S. Internal Revenue Service.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, an individual U.S. Holder may be required to submit to the IRS certain information with respect to his or her beneficial ownership of Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on his or her behalf by a U.S. financial institution.  The new law also imposes penalties if an individual U.S Holder is required to submit such information to the IRS and fails to do so.  U.S. Holders should consult their tax advisors regarding the application of the new law in their particular circumstances.

Passive Foreign Investment Company Considerations.  We believe that we are not currently, and we do not expect to become, a PFIC for U.S. Federal income tax purposes.  Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC.  In general, a corporation organized outside the United States will be treated as a PFIC for U.S. Federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  If a U.S. Holder owns our ADSs or Ordinary Shares at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or Ordinary Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC. In addition, if we become a PFIC all U.S. Holders would be required to file an annual report with respect to their ADSs or Ordinary Shares.

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

The Group is subject to market risks due to interest rate fluctuations that prevail in Mexico, Brazil and, effective October 2010, Chile.  Those fluctuations impact the long-term debt incurred from loans obtained from Chilean and Mexican banks, as well as marketable bonds discussed in Note 12.  In addition, the Group obtained various secured and unsecured loans in various amounts for the financing of its operations as well as to acquire the shares issued and outstanding representative of the capital stock of FASA (Note 1(d)).

The Group has managed its interest rate risks considering the available financing rates in the market.  In addition, at the issue date of the financial statements, the Group had entered into cash flows hedges contracts (Dollar / Peso Forwards).  The Company agreed upon these transactions in different months of the year to look for a future U.S. dollar purchase price on different dates, and to be able to meet its U.S. dollar denominated commitments.  The designation of hedges is documented by describing the strategy and objective of management of risks, hedged risks, its accounting recognition, and how its effectiveness is measured.  Management estimates that the changes in cash flows of these instruments maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge. The Company does not carry out derivative instruments trading (Note 8).

Interest Rate Risk

We are subject to market risks due to interest rate fluctuations that prevail in Mexico, Brazil and as of October 2010, Chile. As of December 31, 2010, we had the equivalent of Ps. 430.1 million in Chilean Peso-denominated outstanding short and long-term debt, Ps. 7.0 million in U.S. dollar-denominated debt, Ps. 12.3 million of debt in Soles and an additional Ps. 59.6 in Chilean Development Units (or UFs by its Spanish acronym), all of which are subject to interest rate risk.  In addition, in the past, we have occasionally entered into swap arrangements and other hedge transactions, and will continue to consider doing so in the future to reduce our exposure to interest rate risks. As of December 31, 2010, we were not party to any arrangements to reduce our exposure to interest rate risk and has managed its interest rate risks considering the available financing rates in the market.  See Note 23(g) and Note 12 to our consolidated financial statements.

Foreign Exchange Rate Risk

As a result of the FASA Acquisition and the financing that we obtained in connection therewith, we faced a potential exchange rate risk against the Chilean Peso, given that the financings obtained to fund the purchase price were denominated in Pesos and Dollars and the payment of the purchase price was in Chilean Pesos.  In order to hedge the risk of changes in the exchange rate of the Peso versus the Chilean Peso, on May 20, 2010 we entered into a currency forward transaction with HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, which was liquidated prior to the payment date.

As of December 31 2010, our interest-bearing liabilities reached Ps. 11,497.0 million, a portion of which were held in short-term liabilities. An important part of these interest-bearing liabilities are in Pesos. Nevertheless, during the 2010 fiscal period we had interest-bearing liabilities denominated in several different currencies including the Chilean Peso, Peruvian Soles, the Chilean Development Unit, and U.S. Dollars.  Therefore, we are subject to foreign exchange rate risk with respect to these currencies.

FASA has, on occasion, entered into currency forward contracts in order to hedge its U.S. dollar denominated obligations. As of December 31, 2010, the Company had entered into several cash flow hedges contracts (Dollar/Peso forwards) in order to look for a future U.S. dollar purchase price on different dates to hedge against the potential exchange rate risk and meet its U.S. dollar denominated commitments. See Note 8 of our consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

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

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2010, this amount was $117,590 after taxes.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is i) recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

(d) Changes to Internal Control over Financial Reporting and Remediation Activities

The Company, at the holding company level, is reviewing and will revise, if necessary, its internal controls over financial reporting to ensure that it is in a position to react promptly to deficiencies that may arise in the future as a result of integrating an acquired entity.  Management, in connection with Farmacias Ahumada, S.A., which was acquired on October 3, 2010 as described in Note 1(d) of our consolidated financial statements, is also taking certain steps to review accounting systems, train accounting personnel, revise and implement additional accounting and internal control processes and procedures at  Farmacias Ahumada., S.A., if necessary.  Our management is devoting considerable efforts to complete this process.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting held on April 29, 2011, our shareholders ratified the following individuals as members of the Audit Committee:  Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río. Our Board of Directors has ratified Mr. Julio Madrazo García as Chairman of the audit committee.  Our Board of Directors determined that Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río are “financial experts” in accordance with the Mexican Securities Market Law and the Mexican Stock Exchange. We believe that Mr. Gabriel Alarcón Velázquez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and persons performing similar functions, as well as to our directors and other officers and employees.  On December 2, 2009, our code of ethics was amended in its entirety in order to conform it to amendments to the legal framework adopted in recent years, as well as to implement formal improvements to the text.  Our code of ethics is available on our website at www.casasaba.com.  Since its adoption, our code of ethics has not been amended and no waivers have been granted thereunder; however, any amendment to the code of ethics or waiver thereto shall be disclosed on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

	For the year ended December 31,
	2009	2010
	(Ps. millions)
Audit Fees	9.0	9.8
Audit-Related Fees	0.4	0.5
Other Fees
Total	9.4	10.3

Audit Fees.  The amount set forth as Audit Fees in the table above represents fees billed to us by Salles Sáinz-Grant Thornton, S.C., our independent auditor.  The firm was appointed at the shareholders meeting and was hired to render tax and financial audit.

Audit-Related Fees.  The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Salles Sáinz-Grant Thornton, S.C. in connection with their review of our tax report on social security purposes and local taxes. Pre-Approval Policies and Procedures.  Our Audit Committee has not adopted pre-approval policies and procedures under which all non-audit services provided by our external auditors must be pre-approved by the Audit Committee.  However, any matter that is submitted to the Audit Committee for approval must be approved at a meeting and the members of the Board of Directors must be informed.

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

Since we are Mexican corporation with shares listed on the Mexican Stock Exchange, our corporate governance standards are governed by our corporate bylaws, the Mexican Securities Market Law and the regulations issued by the Mexican Banking and Securities Commission.  In order to comply with the above-mentioned laws and regulations, as a public company listed on the Mexican Stock Exchange since December 2003, we are required by the Mexican Banking and Securities Commission to disclose annually the extent to which our corporate governance practices comply with those issued by the Mexican Banking and Securities Commission as general guidelines and which are collected in the Mexican Code of Enhanced Corporate Practices (Código de Mejores Prácticas Corporativas), or the Code.  This Code was originally created by a group of Mexican business leaders and was acknowledged by the Mexican Banking and Securities Commission in December 2003.  Under Mexican legislation, we are not compelled to comply with the guidelines contained in the Code, although compliance is highly recommended by the authorities and disclosure as to the degree of our compliance therewith is mandatory.

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
We have a three-member audit committee, which is independent under applicable Mexican standards and for Rule 10A-3.  Members of our audit committee do not need to satisfy the NYSE independence standards that are not required by Rule 10A-3.  Our audit committee does not have a written charter.

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
The practices for our Board of Directors, including committees and compensation of directors, are described in this annual report.  We have adopted a code of ethics applicable to all of our directors and executive officers, which is available http:/www.casasaba.com.

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

Item 19.	Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Bylaws (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-12632) filed on July 15, 2009).

4.1	Copy of the translation of the credit facility agreement entered into by the Company, as borrower, with HSBC México and Banco Mercantil del Nortes, as lenders, dated August 30, 2010.*

4.2
Summary of the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and second beneficiaries, with the Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.*

4.3	Summary of the non-possessory pledge agreement as pledgor, with HSBC México as pledgee.*

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Financial Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

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

Dated: June 30, 2011	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment excluded the internal control over financial reporting relating to Farmacias Ahumada, S.A., which was acquired on October 3, 2010, as described in Note 1 (d) of our consolidated financial statements. The financial statements of Farmacias Ahumada, S.A. reflect total assets and revenues that constitute 31 percent and 13 percent, respectively, of assets and revenues of our consolidated financial statements as of and for the year ended December 31, 2010.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with financial reporting standards. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Group’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with financial reporting standards, and that receipts and expenditures are being made only in accordance with the authorization of management and the directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-2 of Item 18. It is worth noting that Farmacias Ahumada, S.A. was acquired on October 3, 2010 and, as a result, our assessment does not include the internal control over financial reporting of Farmacias Ahumada, S.A.

By: /s/ Gabriel Saba D’jamus	By: /s/ Alejandro Sadurni Gomez

Name: Gabriel Saba D’jamus Title: Chief Executive Officer	Name: Alejandro Sadurni Gomez Title: Chief Financial Officer

June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (collectively the Group) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Farmacias Ahumada, S.A., a Chilean wholly-owned subsidiary acquired by the Group on October 3, 2010, which statements reflect total assets and revenues constituting 31 percent and 13 percent, respectively, of the related consolidated totals as of December 31, 2010.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Farmacias Ahumada, S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2009 and 2010, and the results of their operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with financial reporting standards applicable in Mexico.

Mexican Financial Reporting Standards (Mexican FRS) vary in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP).  A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2010 and consolidated stockholders’ equity as of December 31, 2009 and 2010 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 21 and 22.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2011 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Salles, Sainz-Grant Thornton, S.C.

Mexico City, Mexico
June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Grupo Casa Saba, S.A.B. de C.V.:

We have audited Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Management’s Report) as of December 31, 2010.  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.  Our audit of, and opinion on, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries’ internal control over financial reporting does not include internal control over financial reporting of Farmacias Ahumada, S.A., a Chilean wholly-owned subsidiary acquired by the Group, whose financial statements reflect total assets and revenues constituting 31 percent and 13 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.  As indicated in Management’s Report, Farmacias Ahumada, S.A. was acquired on October 3, 2010 and therefore, management’s assertion on the effectiveness of the Group’s internal control over financial reporting excluded internal control over financial reporting of Farmacias Ahumada, S.A.

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

A Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with financial reporting standards.  A Group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with financial reporting standards, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  Our report dated June 30, 2011 expressed an unqualified opinion on those consolidated financial statements.

SALLES SAINZ-GRANT THORNTON, S.C.

Mexico City, Mexico
June 30, 2011

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		AS OF DECEMBER 31,				Convenience			AS OF DECEMBER 31,				Convenience
	Notes	2009		2010		translation 2010		Notes	2009		2010		translation 2010

CURRENT ASSETS:							CURRENT LIABILITIES:
							Short-term debt including current maturity of
Cash and cash equivalents	(3.f)	Ps.	664,261	Ps.	1,290,466	$104,224	long-term debt	(12)	Ps.	1,491,126	Ps.	9,207,682	$743,652
Trade receivables less allowance for							Trade accounts payable			5,052,236		9,604,770	775,723
doubtful accounts	(3.i and 4)		5,228,320		6,938,303	560,368	Other payables and accrued liabilities			136,120		2,797,003	225,898
Other accounts receivable	(5)		895,549		1,434,792	115,880
Inventories, net	(3.j and 6)		5,141,142		8,857,279	715,352
Other current assets	(3.g and 7)		45,971		190,518	15,387	Total current liabilities			6,679,482		21,609,455	1,745,273

Total current assets			11,975,243		18,711,358	1,511,211	NONCURRENT LIABILITIES:
							LONG - TERM DEBT	(12)		891,644		2,289,346	184,898
							EMPLOYEE BENEFITS	(3.o)		68,161		147,710	11,930
NONCURRENT ASSETS:							DEFERRED INCOME TAX	(3.p and 13)		675,768
PROPERTY AND EQUIPMENT, net	(3.k and 9)		1,400,188		3,726,889	301,000	OTHER PAYABLES			121,405		105,744	8,541

							Total noncurrent liabilities			1,756,978		2,542,800	205,369
							Total liabilities			8,436,460		24,152,255	1,950,642

INVESTMENT IN ASSOCIATES	(3.b)				51,177	4,133

							STOCKHOLDERS' EQUITY:
							Controlling interest:
OTHER ASSETS, net			25,764		232,658	18,790	Capital stock	(16)		1,123,764		1,123,764	90,760
							Premium on stock sold			869,878		869,878	70,255
							Reserve for share repurchases	(16)		1,062,201		1,062,201	85,788
							Retained earnings			3,457,781		3,734,715	301,632
GOODWILL, INTANGIBLE ASSETS, AND							Accumulated translation effect	(3.e)		137,585		140,895	11,379
DEFERRED CHARGES, NET	(3.l and 10)		1,686,474		8,513,021	687,549
							Total controlling interest			6,651,209		6,931,453	559,814
							Noncontrolling interest					151,395	12,227
Total noncurrent assets			3,112,426		12,523,745	1,011,472
							Total stockholders' equity			6,651,209		7,082,848	572,041

Total assets		Ps.	15,087,669	Ps.	31,235,103	$2,522,683	Total liabilities and stockholders' equity		Ps.	15,087,669	Ps.	31,235,103	$2,522,683

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	FOR THE YEARS ENDED DECEMBER 31,

	Notes	2008		2009		2010		Convenience translation 2010

Net sales	(3.t)	Ps.	28,400,059	Ps.	29,791,657	Ps.	34,244,182	$2,765,709

Cost of sales			25,334,471		26,565,802		29,614,296	2,391,779

Gross profit			3,065,588		3,225,855		4,629,886	373,930

Operating expenses:
Selling			905,435		937,907		1,242,468	100,347
Administrative			1,199,448		1,397,223		2,702,820	218,292
			2,104,883		2,335,130		3,945,288	318,639

Operating income			960,705		890,725		684,598	55,291

Other (income) expenses, net			(58,189)		136,307		100,274	8,099

Comprenensive gain or loss on financing, net:	(3.q)
Interest income			(11,817)		(5,076)		(199,528)	(16,115)
Interest expense			190,303		264,479		493,430	39,852
Exchange loss (gain), net			2,632		2,840		(30,876)	(2,494)
			181,118		262,243		263,026	21,243

Non-ordinary item			(59,791)

Equity in income of associates	(3.b)						(2,900)	(234)

Income before tax on earnings			897,567		492,175		324,198	26,183

Provisions for income tax	(3.p and13)		302,449		211,897		54,128	4,371

Consolidated net income		Ps.	595,118	Ps.	280,278	Ps.	270,070	$21,812

Controlling interest net income			595,118		280,278		276,934	22,366
Noncontrolling interest net income							(6,864)	(554)

Consolidated net income		Ps.	595,118	Ps.	280,278	Ps.	270,070	$21,812

Basic and diluted net income per share	(3.s)	Ps.	2.242	Ps.	1.056	Ps.	1.018

Weighted average shares
outstanding (in thousands)			265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of stockholders’ equity
for the years ended December 31, 2008, 2009 and 2010
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	Capital stock
	Historical		Restatement		Premium on stock sold		Reserve for share repurchases		Retained earnings		Deficit on restatement		Accrued deferred income tax on earnings		Additional employee retirement liability		Accumulated translation effect		Total controlling interest		Noncontrolling interest		Total Stockholders’ equity

Balances as of January 1, 2008	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	5,668,439	Ps.	(2,571,740)	Ps.	(40,695)	Ps.	(19,127)	Ps.		Ps.	6,092,720	Ps.	.	Ps.	.6,092,720

Dividends paid (Note 16.c)										(170,000)										(170,000)				(170,000)

Transfer to accumulated earnings										(2,612,435)		2,571,740		40,695

Comprehensive income										595,118						19,127		72,796		687,041				687,041

Balances as of December 31, 2008		167,903		955,861		869,878		1,062,201		3,481,122								72,796		6,609,761				6,609,761

Dividends paid (Note 16.c)										(170,000)										(170,000)				(170,000)

New financial reporting standard adopted - 18 (Note 3.p)										(133,619)										(133,619)				(133,619)

Comprehensive income										280,278								64,789		345,067				345,067

Balances as of January 31, 2009		167,903		955,861		869,878		1,062,201		3,457,781								137,585		6,651,209				6,651,209

Comprehensive income										276,934								3,310		280,244		151,395		431,639

Balances as of December 31, 2010	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,734,715	Ps.		Ps.		Ps.		Ps.	140,895	Ps.	6,931,453	Ps.	151,395	Ps.	.7,082,848

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of cash flows
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	FOR THE YEARS ENDED DECEMBER 31,
							Convenience
	2008		2009		2010		translation 2010

OPERATING ACTIVITIES:

Income before tax on earnings	Ps.	897,567	Ps.	492,175	Ps.	324,198	Ps.	26,183

Items relating to investing activities:
Depreciation and amortization		90,004		108,659		191,005		15,426
Interest earned		(11,817)		(5,076)		(199,528)		(16,115)
Loss on sale of property and equipment		5,152		14,938		28,174		2,275
Impairment of goodwill				210,000
Equity in income of associates						(2,900)		(234)
Items relating to financing activities :
Interest expense		190,303		264,479		493,430		39,852
Provision for employee benefits				31,468		66,990		5,410

		1,171,209		1,116,643		901,369		72,797

Adjustments due to changes in:
Accounts receivable		(1,043,300)		(6,240)		(1,283,034)		(103,623)
Other accounts receivable				(197,315)		44,542		3,597
Inventories		(49,021)		26,559		(825,908)		(66,704)
Other current assets		(20,726)		2,358		(100,581)		(8,123)
Trade accounts payable		476,075		(829,250)		891,979		72,040
Other payables and accrued liabilities		(88,701)		(14,668)		1,196,614		96,644
Employee profit sharing		5,851
Deferred income tax		(397,611)		(343,737)		(337,671)		(27,272)
Other payables		207,963		1,547		(136,205)		(11,001)
Deferred employee profit sharing		(197)
Net cash flow provided by (used in) operating activities		261,542		(244,103)		351,105		28,355

INVESTING ACTIVITIES:

Property and equipment		(237,603)		(31,603)		(137,203)		(11,081)
Investment in associates						(1,509)		(122)
Other assets		(35,122)		(107,549)		(47,621)		(3,846)
Acquisition of business		(739,957)				(5,914,728)		(477,699)
Goodwill, intangible assets and deferred charges				(296,983)		168,810		13,634
Interest earned		11,817		5,076		199,528		16,115
Net cash used in investing activities		(1,000,865)		(431,059)		(5,732,723)		(462,999)

FINANCING ACTIVITIES:

Short-term and long-term debt		1,053,000		1,050,649		6,544,166		528,536
Employee benefits		(41,002)		(25,435)		(46,223)		(3,732)
Interest paid		(185,726)		(257,182)		(493,430)		(39,852)
Dividends paid		(170,000)		(170,000)
Net cash flow provided by financing activities		656,272		598,032		6,004,513		484,952

Effect of changes in cash value				140,130		3,310		267

(Decrease) increase in cash and cash equivalents		(83,051)		63,000		626,205		50,575
Cash and cash equivalents at beginning of year		684,312		601,261		664,261		53,649
Cash and cash equivalents at end of year	Ps.	601,261	Ps.	664,261	Ps.	1,290,466	Ps.	104,224

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, 2009 AND 2010
(AMOUNTS STATED IN THOUSANDS OF MEXICAN PESOS (PS.) AND THOUSANDS
OF U.S. DOLLARS ($), EXCEPT AS INDICATED OTHERWISE)

1.           Description of business:

Grupo Casa Saba, S.A.B. de C.V. is a Mexican controlling company, which mainly distributes pharmaceutical products, as well as health and beauty aids/other products, entertainment products (including magazines and books), food/non-perishable products through its operating subsidiaries (grouped in controlling subsidiaries directly or indirectly).  The Group, as an economic unit, distributes these product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico, as well as Rio de Janeiro, Brasil and, effective 2010, Chile and Peru.  The Group considers all of its operations and reporting the results of all of its operations to management as discussed in Note 18.

The shares of Grupo Casa Saba, S.A.B. de C.V. are listed on the Mexican Stock Exchange as Ordinary Shares, as well as on the New York Stock Exchange as American Depositary Shares (ADS).  Each ADS represents ten Ordinary Shares.

When the terms “the Company” or “the Holding Company” are used in the notes to the financial statements, they refer to Grupo Casa Saba, S.A.B. de C. V. without its consolidated subsidiaries.  When the term “the Group” is used, it refers to Grupo Casa Saba, S.A.B. de C. V. together with its consolidated subsidiaries.  When it is deemed relevant, certain amounts presented in the notes to the financial statements include a translation into Mexican pesos.  These translations should not be construed as a representation that the amount in Mexican pesos actually represents or could be converted at the exchange rates used.

The individual and consolidated financial statements and their pertinent notes were authorized to be issued by the Board of Directors on March 30, 2011, and they will be submitted for approval of the Stockholders’ Meeting  held on April 29, 2011.  The stockholders have the power to amend the financial statements subsequently issued, as provided for in the General Corporate Law and the Company’s bylaws.

Main subsidiaries and associates
The Company holds the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2009	2010
Domestic subsidiaries:
Direct interest
Casa Saba, S.A de C.V.	(Casa Saba)	48.21% (*)	48.21%
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V.	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación Sports Clinic, S.A. de C.V.	(Clínicas Ambulatorias)	50.005%	50.005%
Centennial, S.A. de C.V.	(Centennial)	99.9% (*)	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9% (*)	99.9%

		Economic Interest
		(Direct or indirect)
		2009	2010

Controladora Casa Saba, S.A.de C.V.	(Controladora Casa Saba)	99.9%	99.9%
Real estate and other service companies	(20 subsidiaries)	99.9%	99.9%

Indirect interest
Casa Saba		51.79 (*)	51.79%
Distribuidora Drogueros, S.A. de C.V.	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. Drogueros, S.A. de C.V.	(Daltem Norte) (Drogueros)	99.9% 99.9%	99.9% 99.9%
Farmacias Provee de Especialidades, S.A. de C.V.)	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V.	(Secodro)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa)	99.9%	99.9%
Other service companies	(4 subsidiaries)	99.9%	99.9%
Foreign subsidiaries:
Casa Saba Brasil Holdings Ltda. (Brasil **)	(CS Brasil)	100.0%	100.0%
Farmacias Ahumada, S.A. (Chile ***)	(FASA)		97.8%
Associates:
Lomas Sports Clinic Ambulatorias, S.A. de C.V.		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.		47.0%	47.0%
Resonancia Sports Clinic, S.A. de C.V.		49.9%	49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V.		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V.		49.6%	49.6%
Inmobiliaria Avantuen, S.A. (****)			49.0%
Inmobiliaria Faster (****)			49.0%

(*)         During 2009, Management made internal changes in the stock structure among these Group’s subsidiaries (subparagraphs e) and f) hereinbelow).

(**)       CS Brasil holds 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. (CSB Drogarias) in Brasil.

(***)    Farmacias Ahumada, S.A. (FASA) is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010.  FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance (SVC-Spanish acronym) of Chile, and it trades its shares on the Chilean securities market.  FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S. A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda.  In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S. A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C. V. and three subsidiaries.  Farmacias Benavides is a company listed on the Bolsa Mexicana de Valores, S.A.B. de C. V.

(****)  Associates with shareholdings held by FASA.

During 2009 and 2010, the Company’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations.  Management constantly reviews its strategies to adapt to any economic changes that may arise.

a)           Through an assignment agreement of documents pending collection, dated November 30, 2009, the Group’s subsidiaries Casa Saba and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 133,074 and Ps. 15,796, respectively.  The sales price of the assignment agreed upon amounted to Ps. 86,639 and Ps. 9,666, respectively.

b)           Through an assignment agreement of documents pending collection, dated November 30, 2010, the Group’s subsidiaries Casa Saba and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 488,441 and Ps. 30,994, respectively.  The sales price of the assignment agreed upon amounted to Ps. 340,444 and Ps. 20,188, respectively.

c)           Through a stock purchase agreement dated May 15, 2008, CS Brasil acquired all of the issued and outstanding shares of capital stock of Drogasmil (now CSB Drogarias), thereby obtaining control thereof.  CS Brasil mainly operates as a holding company of companies that sell pharmaceutical products through retail pharmacies in that region.  The agreed upon sales price amounted to R$182,500 thousand, less working capital amounting to R$27,525 thousand (Ps. 911,253, approximately).  As a result, an excess of the acquisition cost over the carrying value of the net assets acquired was determined in the amount of R$157,189 thousand (Ps. 924,271, approximately).  As part of the agreements, CS Brasil carries a contingent consideration liability that will be paid unless certain events occur in the future.  The contingent liability is recorded in the amount of R$9,585 thousand, which is included in the line item “Other payables” in long-term in the consolidated balance sheet.

At the acquisition date, the Group had recorded a preliminary purchase price allocation based on the estimated value of the net assets identified from the business acquired, because of inadequate accounting records of Drogasmil at December 31, 2008.  However, at the date of the auditor’s report, the Group completed analyzing and clearing the accounting records of Drogasmil regarding inventories value in the amount of Ps. 246,000 and Ps. 217,000 in 2008 and 2009, respectively, as well as certain unquantifiable contingencies at those dates.  Consequently, the final allocation of purchase price was performed by the Group in accordance with Mexican FRS B-7, “Business acquisitions” (FRS B-7), which recognizes the “purchase method” as the sole valuation standard.  Therefore, the Group determined that changes were not generated in the preliminary allocation of the purchase price of the net assets acquired at the acquisition date as a result of the final distribution of the price paid for those assets by taking into account the new information and available evidence subsequent to the acquisition date.  In addition, the preliminary value of goodwill recorded at the acquisition date was not changed either as a result of the matter discussed above.

d)           Through a stock purchase and sale promise agreement dated May 17, 2010, amended by private instruments of June 16 and August 9, 2010, the Company bound itself to acquire 97.8 percent of the shares issued and outstanding representative of the capital stock of FASA through a Public Offering of Acquisition and Control.  The Company obtained control thereof effective October 3, 2010, in accordance with the notice of the result of the public offering.  The acquisition was carried out through Controladora Casa Saba, which operates mainly as a controlling company of companies that sell pharmaceutical products through retail pharmacies.  The agreed upon sales price amounted to $240,870,791 thousand, in connection with 146,693,539 shares at a price of Chilean pesos $1,642 per share (approximately Ps. 6,201,240, approximately).

At the acquisition date, the Group recorded the purchase price allocation based on the estimated fair value of the net assets identified and noncontrolling interest in the business acquired.  The purchase price allocation was performed in accordance with Mexican FRS B-7 abovementioned.  As a result, the Company determined identifiable intangible assets related to trademarks that will generate expected future economic benefits that will be controlled by the Group.  Management considers that the value of those intangible assets is included in the fair value of the transaction, which had not been recognized by FASA since it was not permitted by accounting standards.  Those assets with undefined economically useful lives were valued by independent experts, which amounted to approximately Ps. 3,971,000, (Note 10).  Therefore, an excess of the cost of acquisition over the estimated fair value of the net assets acquired and the noncontrolling interest was determined in the amount of Ps.2,590,378 (Note 10), which represents the amount of unidentifiable or inseparable intangible assets, in accordance with the accounting standard referred to above.

At the acquisition date, the unaudited consolidated balance sheet of FASA, translated in accordance with Mexican FRS, reflected the following condensed financial information:

	September 30, 2010
Current assets	Ps.	4,231,440
Property and equipment		2,374,094
Intangible assets and deferred charges		2,178,476
Other assets		206,041
	Ps.	8,990,051

Total liabilities	Ps.	7,482,017
Stockholders’ equity		1,508,034
Total liabilities and stockholders’ equity	Ps.	8,990,051

As a result of the transaction discussed above, the consolidated financial statements of the Group at December 31, 2010 include the balance sheet of FASA at that date, as well as its results of operations as of the date on which the Company took control over FASA.  At December 31, 2010, the consolidated balance sheet of FASA and its subsidiaries reflected the following condensed financial information, translated in accordance with Mexican FRS.

	December 31, 2010 (audited amounts)
Current assets	Ps.	4,971,856
Property and equipment		2,327,395
Intangible assets and deferred charges		2,131,547
Other assets		389,952
	Ps.	9,820,750

Total liabilities	Ps.	8,278,101
Stockholders’ equity		1,542,649
Total liabilities and stockholders’ equity	Ps.	9,820,750

The condensed results of operations of FASA from the date of acquisition to December 31, 2010, translated in accordance with Mexican FRS, is as follows:

	Amounts
Net sales	Ps.	4,280,919
Operating income		83,763
Loss before taxes on earnings		(113,335)
Loss net		(101,479)

The acquisition of FASA is a strategy of the Company to invest in the pharmaceutical product distribution industry through retailers.  FASA sells personal care and hygiene products, beauty products, as well as products for babies, photography developing services, among other things.  FASA operates in Chile, Mexico, and Peru through Farmacias Ahumada, S. A., Farmacias Benavides, S.A.B. de C. V., and Farmacias Peruanas, S.A., respectively.  At December 31, 2010, those subsidiaries held 343, 723, and 196 pharmacies, respectively.

Pro forma condensed financial information of results (unaudited)
In accordance with Mexican FRS, the Group presents pro forma condensed statements of income at December 31, 2010, whereby the acquisition of FASA goes into effect as if it had occurred on January 1, 2010.  This is based on the information available which is considered reasonable.  The pro forma financial information presented is not a reflection of the results that would have been obtained as if the transactions had occurred effectively at the beginning of the year, and it should not be construed as representative of future results.

	2010
	Grupo Casa Saba	Farmacias Ahumada	Grupo Casa Saba Pro forma

Net sales	Ps.28,933,851	Ps.19,874,248	Ps.48,808,099
Cost of sales	25,395,827	14,957,202	40,353,029

Operating expenses	2,937,189	4,671,073	7,608,262

Other (income) expenses, net	(58,048)	125,505	67,457
Comprehensive gain or loss on financing, net	221,350	217,395	438,746

Equity on income of associates		(6,222)	(6,222)

Taxes on earnings	65,983	(44,140)	21,843

Net income (loss)	Ps. 371,550	Ps. (46,565)	Ps. 324,984

e)           In December 2009, the General Ordinary Stockholders’ Meeting of the subsidiary Casa Saba approved a capital stock increase in the amount of Ps. 1,854,874, by issuing 1,854,873,547 common shares with par value of one peso each.  That increase was subscribed by the subsidiary Marproa.  Consequently, at December 31, 2009, Marproa holds 51.79 percent of the shares issued by Casa Saba.

f)           In December 2009, the Company acquired the total shares except one share of fixed and variable capital stock of the subsidiaries, Centennial, Distribuidora Citem, Mexatar, and Estrella del Este, S. A. de C. V. (Estrella del Este and Distribuidora Citem are included in “Real estate and other service companies”).  As a result, those entities were converted into subsidiaries of direct interest.

2.	Basis of presentation:

The accompanying financial statements have been prepared based on Mexican Financial Reporting Standards (Mexican FRS), in effect at the date of the financial statements, issued by the Research and Development Board of Financial Reporting Standards (CINIF-Spanish acronym).

Certain accounting principles applied by the Group in accordance with Mexican FRS differ in certain material respects to U.S. GAAP, as discussed in Note 21.  A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican FRS to U.S. GAAP is included in Note 22.  The most significant Mexican FRS followed by the Group is described in Note 3) below.

Convenience translation
The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico.  The consolidated financial statements are stated in Mexican pesos.  U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in Mexican pesos at December 31, 2010.  They have been included solely for the convenience of the reader and are translated from Mexican pesos as a matter of arithmetic computation only by using the rate of Ps.12.3817 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette at December 31, 2010.  The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3.           Significant accounting policies:

As a result of the acquisition of Farmacias Ahumada, S. A. discussed in Note 1d) above, the consolidated financial statements of the Group at December 31, 2009 originally issued contain some reclassifications and groupings to make them comparable with those of 2010, which are summarized in the following chart.  Management estimates that these reclassifications and groupings had no impact on the overall consolidated financial statements.

As reclassified			As previously reported
		Amount			Amount
Accounts receivable, net	Ps.	5,228,320	Accounts receivable, net	Ps.	6,123,869
Other accounts receivable		895,549
Property and equipment, net		1,400,188	Property and equipment, net		1,355,863
Other assets, net		25,764	Other assets, net		265,312
Goodwill, intangible assets and deferred charges, net		1,686,474	Goodwill		1,391,290

It said		Amount
Prepaid expenses	Ps.	45,971 (*)
Deferred income tax		99,961 (*)
Employee profit sharing		4,000 (*)

(*) These line items and amounts were reclassified to “Other current assets”, “Goodwill, intangible assets, and deferred charges, net”, and “Other payables and accrued liabilities”, respectively.

a)           Use of estimates

Preparing the accompanying financial statements requires the Group’s management to make certain estimates and use certain assumptions to determine the valuation of certain assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses incurred during the periods.  Those estimates and assumptions are made on a going concern basis and they are continuously reviewed by using the available information.

The most significant line items subject to the above-mentioned estimates and assumptions apply mainly to the allowance for doubtful accounts, allowance for slow-moving inventories, financial instruments, property and equipment, intangibles assets and goodwill, certain provisions, labor obligations derived from defined benefits, taxes on earnings and valuation of contingencies.  Actual results may differ from these estimates and assumptions.

b)           Basis of consolidation

The accompanying financial statements are presented on a consolidated basis, which include those of the Company and all of its subsidiaries (held directly or through its controlling subsidiaries) in which the Company holds more than 50 percent of the common shares and/or has administrative control, as well as Special Purpose Entities.  Control exists when there is power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities.  The accounting consolidation is made from the date on which the subsidiaries are acquired, incorporated and/or the control is held up to the date when they are disposed of and/or at the fiscal year end of the last year reported.  For that purpose, the Group uses the subsidiaries’ audited financial statements, prepared in accordance with Mexican FRS.  The consolidated financial statements are prepared at the same date and for the same period.

Investments in associates are initially recorded at acquisition cost.  They are subsequently valued by using the equity method when the Company has significant influence.  The Group uses audited financial statements of the associates for that purpose, prepared in accordance with Mexican FRS.  Consequently, the Company records in income the proportionate share of the gains or losses reported by the associates and in stockholders’ equity, the variations of the other stockholders’ equity accounts.  Significant influence is presumed to exist when equity ranges between 10 percent and 50 percent in public companies, and between 25 percent and 50 percent in non-public companies, unless it is proven that the Company has significant influence with a lower percentage.

The Company does not recognize additional losses when its equity in losses in a subsidiary or associate exceeds its shareholdings, unless there are obligations or commitments that are legal or assumed by the Company.

At December 31, 2010, the Group incorporated the entity named Sociedad Fondo de Inversion Privado Retail Chile into the accounting consolidation.  This Company exclusively invests in negotiable instruments of Farmacias Ahumada, S. A. or its subsidiaries.

All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

Effective January 1, 2009, the Company adopted Mexican FRS B-8, “Consolidated or combined financial statements” (FRS B-8), which superseded Bulletin B-8, “Consolidated and combined financial statements and valuation of permanent investments”.  The main changes are related to the obligation to consolidate the Special Purpose Entities for accounting purposes.  This standard sets forth the terms “Controlling interest” and “noncontrolling interest” instead of “majority interest” and “minority interest”, respectively.  Noncontrolling interest should be valued at fair value at the acquisition date of the subsidiary.  Adoption of this provision by the Group had no impact on its consolidated financial statements.

c)           Statements of income and statements of cash flows

The accompanying statements of income present costs and expenses based on their function, which are presented in generic captions in connection with their contribution to the different levels of income or loss.  The cost of sales is separated from the other costs and expenses to present the level of gross profit.

The statements of cash flows, prepared under the indirect method in a non-inflationary economic environment, present the cash inflows and outflows of the period in nominal monetary units, therefore, they exclude the inflation impact.

d)           Recognition of the impact of inflation on the financial information

i)           In accordance with Mexican FRS B-10, “Impact of Inflation” (FRS B-10), the financial statements that recognize the impact of inflation are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment.  FRS B-10 recognizes two economic environments, one results in the recognition of the impact of inflation and the other does not: a) inflationary (inflation equal to or higher than 26% accumulated in the three annual prior years); and b) non-inflationary (inflation below that percentage in the period referred to above).  The percentage of inflation of the year and accumulated inflation of the three annual prior years in Mexico, as measured by the National Consumer Price Index (INPC-Spanish acronym), was as follows:

Inflation
December 31	Annual	Accumulated
2010	4.6%	19.7%
2009	3.6%	14.4%
2008	6.5%	10.4%
2007	3.7%	3.7%

The percentage of inflation of the year in foreign transactions was as follows:

Inflation
December 31	Brasil	Chile	Peru
2010	5.9%	1.72%	2.08%
2009	4.3%	-1.38%	0.25%
2008	5.9%	7.09%	6.65%
2007	4.5%	7.82%	3.93%

ii)           Pursuant to the foregoing, the Group has not recognized the impact of inflation effective January 1, 2008, due to the non-inflationary economic environment existing in Mexico, Chile, Brasil and Peru.  Consequently, the amounts of statements of income and cash flows are presented in nominal Mexican pesos.  Through December 31, 2007, the Group recognized the effect of restatement regardless of the level of inflation.  Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, by applying the “comprehensive method” set forth by FRS B-10.

iii)          Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the impact of inflation was recognized in accordance with Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)”, which was superseded by Mexican FRS B-10.  That effect is maintained in the financial statements of the last year reported.

Through December 31, 2007, stockholders’ equity was restated based on the INPC factor by considering the age of contributions and that of earnings or losses generated.  The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the 2007 fiscal year purchasing power of the currency.

e)           Translation of financial statements of foreign operations

The accounting records of the foreign subsidiaries are maintained in the recording currency of the country where those subsidiaries are established.  Their financial statements are prepared in conformity with International Accounting Standards (IFRS) of the International Accounting Standards Committee (IASC).  Therefore, their financial statements are adjusted to Mexican FRS prior to their translation and consolidation.  The translation is carried out in accordance with Mexican FRS B-15, “Foreign currency translation” (FRS B-15).  Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment, in accordance with FRS B-10.  Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operations operate in a non-inflationary economic environment and its functional currencies are the Brazilian real, Chilean peso and Peruvian peso.  Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at the year end exchange rate published by Banco de Mexico, and, the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period.  The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income.  Moreover, it is recycled to income at the date of its availability.  That line item includes, if applicable, foreign exchange fluctuations, as discussed in subparagraph q) below.

At December 31, 2009 and 2010, the translation effect amounted to Ps. 137,585 and Ps. 140,895, respectively, net of income tax.  The year end and average exchange rates used in the translation process were as follows:

	2009		2010
	Year end	Average	Year end	Average
Chilean peso	38.78	41.42	37.89	40.40
Brazilean real	7.49	6.89	7.42	7.19

f)           Cash and cash equivalents

The balance of this line item consists of amounts available in cash and cash equivalents available for the Group’s operations.  Cash equivalents consist of investments in highly liquid securities.  When such securities are acquired, they have a maturity date of ninety days or less.  They are payable on demand at market variable interest rates, and they are not subject to significant foreign exchange risks in their values.  Those investments are valued at cost plus accrued interest.  Interests and exchange fluctuations form part of the comprehensive gain or loss on financing.

g)          Other current assets

Other current assets consist of: (i) payments for services that will be received in the following twelve months; (ii) fair value of the derivative financial instruments that mature in less than one year; (iii) prepaid expenses that consist mainly of rents, insurance, and surety bonds that are expensed when the services or benefits are received; and (iv) available-for-sale assets.

h)          Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are assessed at fair value and recognized in the balance sheet.  The valuation effect, as well as costs and returns generated by financial instruments, form part of the comprehensive gain or loss on financing when incurred or earned.

At December 31, 2009 and 2010, the carrying value of financial instruments approximates their estimated fair value due to their short-term nature.  Long-term debt incurred through bank loans and marketable bonds consider instruments with similar terms and due dates existing on the market, which accrue variable market prevailing financing rates.

Derivative financial instruments

These transactions are contracted to significantly hedge interest rate, exchange rate or inflation risks in hedged underlying transactions.  The designation of hedges is documented by describing the strategy and objective of management of risks, hedged risks, identification of the hedged primary position, its accounting recognition, and how its effectiveness is measured.  Management estimates that the changes in cash flows of the derivative financial instrument maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge.  That effectiveness is maintained in an 80 percent-125 percent range of reverse correlation, in accordance with Mexican FRS.  The Company does not carry out derivative instruments trading.

The assets and liabilities that apply to derivative financial instruments are presented in the balance sheet at their estimated fair value determined based on recognized market prices.  The effective portion of gains or losses on the cash flow hedging financial instrument is recognized in the comprehensive income account in stockholders’ equity, and it is included in income as the amount of the hedge is exercised.

i)           Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss in all trade receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk.

j)            Inventories

Inventory value is presented at the lower of its acquisition cost or market.  During high inflationary periods, inventories are restated by using INPC factors, by considering the guidelines of Mexican FRS B-10.  The Group analyzes its inventory balances to determine if any portion of their balance requires the need for an adjustment to the allowance or if it should be increased, due to the occurrence of adverse events such as physical damage, obsolescence, expiration, etc.  The cost of sales represents the inventories acquisition cost at the time when they are sold.

k)           Property and equipment

Property and equipment are initially recorded at acquisition cost.  When inflationary accounting is applied in high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, in accordance with Mexican FRS B-10.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable INPC factors.

Depreciation is calculated on the value of property and equipment restated when the inflationary economic environment is applied, as well as on the acquisition cost when the economic environment is not inflationary, in accordance with Mexican FRS B-10, by applying the straight-line method based on the remaining economic useful life thereof.

The Group periodically assesses the carrying value of long-lived tangible and intangible assets, including goodwill and permanent investments in associates, to establish whether significant adverse events, changes in the operating business environment and/or changes in expectations regarding operating income for each cash generating unit, indicate that the carrying value of those assets may not be recoverable, in accordance with Mexican Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15).  In such event, an impairment loss is determined by the excess of the carrying value of long-lived assets over the “value in use”, which consists of determining the net present value of estimated cash flows to which those assets relate.  The impairment loss, if any, is recorded as a charge to operations in “Other (income) expenses, net” in the period when such an assessment is carried out, unless indications noted are of a temporary nature.  Mexican Bulletin allows the reversal of the recognition of impairment under certain circumstances.  At December 31, 2009 and 2010, Management determined that there were no impairment indications on the carrying value of property and equipment and investments in associates.

Property and equipment available-for-sale are assessed on the date on which the sales plan is approved at the lower of its net carrying value and its fair value, less associated sales costs.  Those assets are not subject to depreciation.

l)           Business acquisitions, intangible assets and goodwill

(i)          Business acquisitions

The Company recognizes business acquisitions based on Mexican FRS B-7, “Business acquisitions” (FRS B-7).  Consequently: (i) the purchase method is used as the sole valuation standard by allocating the purchase price to the net assets acquired and the noncontolling interest based on their estimated fair value at the acquisition date; (ii) intangible assets acquired are identified and recognized at its estimated fair value; (iii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment.  If applicable, the goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest, within the twelve months subsequent to the acquisition date; and (iv) valuation is performed with certain exceptions to the use of fair value, in that event the pertinent Mexican FRS is applied.  Acquisition-related costs and restructuring expenses are recorded in income when incurred.

The Company recognizes the excess of fair value of net assets acquired over the consideration paid as a bargain that: (i) it reduces the value of the assets of the business acquired until they are exhausted.  That adjustment is recognized in the acquiring Company; and (ii) the remaining balance is recognized as an unordinary gain at the acquisition date.

(ii)         Intangible assets

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group.  Intangible assets are initially recorded at acquisition cost represented by cash or cash equivalents paid or at their estimated fair value at acquisition date if they are from a business acquisition.  They are classified as definite lived or indefinite lived intangible assets, in accordance with the period in which benefits are expected to be received.  When inflation accounting is applied in high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, in accordance with Mexican FRS B-10.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable INPC factors.

Intangible assets with definite useful life
These assets are amortized on their restated value when the economic environment is inflationary, as well as on the acquisition cost when the economic environment is not inflationary, in accordance with Mexican FRS B-10.   Toward that end, the straight-line method is applied based on its remaining economic useful life.  These assets are represented mainly by licenses related to the technological platform with which the Group operates. Development expenses are recorded as intangible assets, provided that their technical viability and economic profitability are reasonably assured.  Leasehold improvements are amortized on a straight-line basis, in accordance with the lower of the useful life of the asset under a lease agreement or the period set forth in the agreement.  Research expenses are expensed when incurred.

Intangible assets with an indefinite useful life
These intangible assets, including goodwill, are subject to periodic impairment tests, in the event of impairment indicators or at least once a year, by applying the “value in use” method of the cash generating units and taking into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified in accordance with Mexican Bulletin C-15 referred to above.  Toward that end, “perpetuity value” is applied which considers two stages: (i) the generation of excess of value in use of assets other than intangible assets with indefinite useful life and goodwill (“excess value in use”); and (ii) the recovery of intanginble assets and goodwill referred through perpetuity.  Perpetuity value results from “excess value in use” between projected periods, discounted at an appropriate discount rate.  Therefore, the impairment loss is generated by the excess of carrying value over perpetuity value referred to above.  If goodwill and another intangible asset with indefinite useful life are subject to impairment at the same time, the resulting loss is applied to goodwill first.

The Group considers that the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating unit.  Therefore, the cash flow projection models recognize medium and long-term economic variables fairly at the time of the calculation, which are related to the future estimated price of products, changes in operating expenses, industry economic trends, and discount and growth rates applied in perpetuity.

With the purchase of FASA, the Company recognized certain commercial trademarks as intangible assets that had been previously acquired independently by FASA, which were appraised by independent experts (Note 1d).

m)          Lease

Operating lease
Total payments are charged to operating income for the period.  Upon termination of the contract, any payment for penalties or indemnifications is recorded in income.

Financial leasing
Property or real property under lease agreements when the Company substantially holds all the risks and benefits of ownership is classified as financial leasing.  Financial leasing is capitalized at the inception of the lease at the lower of fair value of the property under the lease agreement or the present value of minimum payments.

Obligations under financial leasing, net of financial charges are included in other short or long-term payables.  The financial cost is expensed during the lease term.  The asset acquired is depreciated in accordance with the Company’s policies.

n)           Provisions, contingent assets and liabilities and commitments

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

o)           Labor obligations

i)           The Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums, as well as severance benefits to employees for termination of the employment relationship (legal ordinary indemnifications) when they complete the employment relationship prior to the retirement age which is not associated to a restructuring event.  Costs are recognized in income as employees render their services.  Toward that end, actuarial computations are applied to the present value of labor obligations.  Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age.  Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked.  Severance benefits for termination of the employment relationship are granted by Law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”.  Severance benefits which arise from restructuring causes should continue to follow the Mexican Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments” of Mexican FRS.

The Group has created a fund placed in an irrevocable trust with a financial institution to meet the labor obligations derived from defined benefits.  During 2009 and 2010, the contributions to the fund amounted to Ps.20,696 and Ps. 9,668, respectively.  Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market.  Those investements are valued at estimated fair value at the date of the financial statements.

ii)           The relevant information of the actuarial computation on labor obligations derived from defined benefits is summarized below.  Interest rates and actuarial assumptions used for reflecting the present value of obligations and expected returns on assets discussed hereinbelow consider the use of nominal rates, due to the non-inflationary economic environment in which the Group operates.

	December 31,
	2009		2010
Labor liability
Accumulated benefit obligation	Ps.	133,213	Ps.	146,250
Additional benefit related to future
compensation increases		96,758		151,639
Defined benefit obligation		229,971		297,889
Fair value of plan assets		96,698		96,323
Funded status		133,273		201,566
Unrecognized net transition obligation		(20,884)		(13,566)
Negative plan amendments		9,072		8,951
Unrecognized net loss		(53,300)		(108,339)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized
Mexico		68,161		88,612
Chile				59,098
Total	Ps.	68,161	Ps.	147,710

	December 31,
		2009		2010
Net periodic cost
Service cost	Ps.	11,297	Ps.	10,846
Interest cost		18,816		20,844
Expected return on plan assets		(7,597)		(9,236)
Amortization of unrecognized net transition obligation		7,804		7,318
Amortization of plan amendments		(495)		(491)
Amortization of unrecognized net loss		2,052		2,009
Other		(409)
Net periodic cost Mexico		31,468		31,290
Net periodic cost Chile				35,700
Total	Ps.	31,468	Ps.	66,990

	Mexico		Chile

Assumptions:	2009	2010	2010
Discount rate	9.2%	7.8%	8.0%
Salary increase rate	4.0%	4.5%	4.0%
Return of plan assets	9.8%	9.8%	9.0%

	December 31,
	2009		2010

Change in projected benefit obligation
Actual projected benefit obligation at beginning of year	Ps.	213,300	Ps.	229,971
Service cost		11,297		10,846
Interest cost		18,816		20,844
Actuarial loss		10,073		59,790
Benefits paid		(21,639)		(22,679)
Effect on curtailment on benefit obligation		(1,177)		(884)
Effect on settlement on benefit obligation		(699)
Projected benefit obligation at end of year	Ps.	229,971	Ps.	297,889

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	79,163	Ps.	96,698
Actual return on plan assets		11,798		3,314
Employer contributions		20,696		9,668
Benefits paid		(14,959)		(13,357)
Fair value of plan assets at end of year	Ps.	96,698	Ps.	96,323

Funded status	Ps.	133,272	Ps.	201,566
Unrecognized net transition obligation		(20,884)		(13,566)
Negative amendments (unrecognized prior service cost)		9,072		8,951
Unrecognized net loss		(53,300)		(108,339)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	68,161	Ps.	88,612

iii)          The Company has a liability for post employment benefits in favor of twenty workers of the subsidiary Farmacias Benavides, S.A.B. de C.V. in accordance with a specific plan established in January 1987, and in effect up to December 31, 2004.  No new beneficiaries of the Plan have been incorporated since that date.  The liability is recorded by considering assumptions as future permanence, discount rate, and interest rate, mortality, and future salary increases, determined by actuarial computations.  That liability will be liquidated in the medium-term.

iv)         At December 31, 2009 and 2010, the amount of the direct short-term benefit due to compensated absences (vacations, sickness, provisional disability, maternity leave, etc.), cumulative and non-cumulative, was recorded.

v)          As of January 1, 2008, resulting from the adoption of new Mexican FRS D-3, the unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss accrued at December 31, 2007, should be amortized to the income statement over a maximum period of five years, while the new actuarial results generated after the adoption of new Mexican FRS D-3 are amortized normally over the employees’ estimated active service lives following the corridor method, which requires the actuarial gains and losses in excess of the range between the higher of 10 percent of the plan assets and 10 percent of the defined benefits obligation be: (i) amortized to operating income during the remaining labor life of employees who will receive the benefits; and (ii) expensed as accrued.  At December 31, 2008 and 2009, the amortized amount of that item was not material.

In addition, the opening transition asset or obligation is recognized only if a new defined fringe benefits plan is established.  Prior services that are derived from the new plan will be amortized during the remaining labor life of employees who will receive the benefits.  At December 31, 2009 and 2010, the Group had not established new benefit plans.

The amount of actuarial gains or losses and the prior service benefits for termination of the employment relationship, due to causes other than restructuring, are recognized in income.  At December 31, 2009 and 2010, that amount was immaterial.

As a result of the FASA business acquisition, the defined benefits obligation from that Entity at the acquisition date approximated Ps. 59,098.

Employee profit sharing due is recorded based on the amount payable, determined on taxable income that is obtained as provided for in the currently enacted tax legislation.  Deferred employee profit sharing is determined by using the “asset and liability method”, by applying a 10 percent rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes, in accordance with the pertinent legislation.  At December 31, 2009 and 2010, the deferred employee profit sharing asset amounted to Ps. 19,055 and Ps. 7,868, respectively.  Those amounts were offset by a similar valuation allowance, in accordance with Mexican FRS.  Employee profit sharing is recognized in income in the line item “Other (income) expenses, net”.

p)          Income Tax and Corporate Flat Tax (IETU-Spanish acronym)

i)           Consolidated taxes on earnings represent the sum of the income tax due and the deferred income tax effect determined by the Company and its subsidiaries, in accordance with currently enacted tax legislation applicable in the different jurisdictions in which each entity operates.  Effective January 1, 2008, the Mexican tax authorities enacted the IETU Law, which co-exists with the Income Tax Law to determine the taxes on earnings for the period.  Taxes on earnings due in the period are recorded in income.

ii)           The consolidated deferred income tax effect represents the sum of the effect determined by the Company and its subsidiaries by applying the “asset and liability method”.  It further considers the tax losses effect and tax credits from their initial recognition and at the end of each period.  Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded under certain circumstances.  For the computation of deferred income tax, tax laws and income tax rates are applied which are enacted or substantially enacted at the closing date of the financial statements by considering the time it is estimated that the temporary differences are realized.  In addition, the Group recognizes deferred income tax generated by its investments in associates.  Deferred income tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reversed and materialize.  The deferred income tax effect of the year is recorded in income as a component of “provisions for income tax”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts.  In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income, in accordance with Mexican FRS.

The Group performs a periodic valuation allowance review to determine the amount of the deferred asset (income tax and/or employee profit sharing) that “more likely than not” will be realized and recorded based on the available information of each entity.  Any reduction in the deferred asset amount that is not realized is recorded in the results of operations and/or stockholders’ equity, by considering the nature of the temporary item.  At December 31, 2009 and 2010, the Group determined there was no need for a valuation allowance to be recognized as the deferred asset was deemed to be fully recoverable.

iii)          The effect of deferred IETU on Mexican entities is determined on temporary differences, tax losses, and tax credits by applying the “asset and liability method”.  For its computation, tax laws and IETU rates are applied which are enacted and substantially enacted at the closing date of the financial statements.  The deferred IETU asset and/or liability is classified as a non-current item.

iv)         At December 31, 2009 and 2010, the Group determined that the taxes on earnings that will normally be paid by its Mexican subsidiaries (income tax or IETU, the higher) will be that which is obtained from the taxable income base of income tax, which the Group estimates will exceed the taxable income base of IETU, in accordance with a projection based on reasonable assumptions.  If the Group determines that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU.  If the event is circumstantial, the Group will account for deferred income tax, even though IETU will be due in the period.  Management restates this estimate periodically.

v)          The Group does not recognize a deferred income tax liability related to its investments in subsidiaries, since it considers that it is in control of the materialization of the temporary differences that arise from these investments, and it is likely that they will not materialize in the foreseeable future.

vi)         Effective 2009, the Company’s management decided that some of its significant Mexican subsidiaries were no longer considered as controlled for determining income tax, under the tax consolidation regime.  Consequently, as of that date, those subsidiary companies individually meet the tax obligations set forth in the Income Tax Law.  In addition, on June 25, 2010, Management filed an additional notice in order for the Company to no longer determine its taxable income on a consolidated basis with the rest of its Mexican subsidiaries for fiscal 2010.  Therefore, the Company and those subsidiaries met their tax obligations individually for that year (Note 17a).

Notwithstanding the foregoing, due to business reasons, on December 21, 2010, the Company again was approved by the tax authorities to determine its consolidated taxable income only with the subsidiary companies that meet the characteristics of controlled companies, as set forth by the currently enacted Income Tax Law.  That authorization will go into effect for the fiscal year extending from January 1 to December 31, 2011.

vii)        Due to the amendments to the Income Tax Law in Mexico effective January 1, 2010, the CINIF issued Mexican IFRS 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings” (IFRS-18) to be applied immediately, which sets forth the accounting treatment of the income tax liability derived from the changes to the tax consolidation regime.  Therefore, the Company determined income tax payable at December 31, 2009 as if the tax consolidation provisions had not existed since fiscal 1999 henceforth.  In accordance with IFRS-18: (i) the liability for income tax derived from the tax reform on intercompany dividends should be recognized with a charge to retained earnings, without preparing the restatement of prior year financial statements; and (ii) the liability related to the tax losses of subsidiaries, as well as losses on the sale of shares, used in tax consolidation should not be offset by the income tax asset associated with the same items.  Pursuant to the foregoing, at December 31, 2009, the Company recognized a liability for income tax in the amount of Ps. 133,619 with a charge to retained earnings.

q)          Comprehensive gain or loss on financing (RIF - Spanish acronym)

RIF represents the expense or income derived from financing activities during the period.  RIF consists of interest, the exchange rate fluctuation effect, changes in fair value of financial instruments and derivatives and, through December 31, 2007 or when the inflationary economic environment is applied, the gain or loss on monetary position.  The RIF effect is recorded in income, except if the RIF attributable to “qualified assets” is capitalized in accordance with Mexican FRS D-6, “Capitalization of the comprehensive gain or loss on financing”.  The amount of the qualified asset should not exceed the amount of the expected economic benefit.

Foreign currency denominated transactions are recorded at the current exchange rate at the date on which they are entered into or paid.  Foreign currency denominated monetary items are translated to Mexican pesos by using the exchange rate published by the Banco de Mexico at the date of the balance sheet.  Resulting exchange fluctuations are included in income, except as discussed in the paragraph above.  In addition, foreign exchange fluctuations that arise from the foreign currency debt related to the acquisition of foreign entities and those identified with foreign currency denominated related party balances that are of a long-term investment nature are included along with the applicable monetary position in the “Accumulated translation effect”.

r)           Comprehensive income

Comprehensive income consists of the net income for the period, plus/(less) other results for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions.  Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

s)           Earnings per share

Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Mexican Bulletin B-14, “Earnings per share” (Bulletin B-14).  The Group has not carried out any transactions that may cause it to issue any potential shares with a dilutive effect on earnings per share.  Dilutive earnings per share are not determined if the continued operations result is a loss, in accordance with Bulletin 14.

t)           Revenue recognition

Revenues are recognized at the fair value of the consideration received or receivable, reduced from returns, rebates and discounts granted to customers in the period in which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the seller’s price to the customer is fixed or determinable, (iv) the collection is reasonably assured and (v) there is no condition or uncertainty that might imply their reversal and, therefore, the customer assumes the risk of loss.  Due to the nature of its operations, the Group assumes total risk of ownership of the products purchased from third parties, and it does not act as an agent or commission agent.

u)           Concentration of risk

The Group sells its products to a large number of customers in the countries in which it operates.  Accordingly, no individual customer accounted for a significant amount of sales or receivables in fiscal 2009 and 2010. Furthermore, there are no significant concentrations related to suppliers to the Group that provide it with inventories in those years.

4.           Receivables:
	2009		2010

Trade receivables	Ps.	5,814,642	Ps.	7,830,897
Allowance for doubtful accounts		(586,322)		(892,594)
	Ps.	5,228,320	Ps.	6,938,303

5.           Other accounts receivable:
	2009		2010

Other receivables	Ps.	326,231	Ps.	509,866
Casa Internacional del Te, S.A. de C.V.		59,577		72,638
Related parties		41,306		48,949
Value added tax recoverable		84,202		158,520
Income tax recoverable		275,536		218,686
Other taxes recoverable		108,697		426,133
	Ps.	895,549	Ps.	1,434,792

6.           Inventories:
	2009		2010

Pharmaceutical products	Ps.	4,182,456	Ps.	7,908,953
Beauty care products		657,104		608,551
Books and magazines		243,323		227,646
Electric appliances		4,035		4,034
Groceries		25,464		25,661
Other		21,363		24,873
		5,133,745		8,799,718
Estimate for reserve of inventory		(48,103)		(67,199)
		5,085,642		8,732,519
Merchandise-in-transit		55,500		124,760
	Ps.	5,141,142	Ps.	8,857,279

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

7.           Other current assets:
	2009		2010

Prepaid expenses	Ps.	45,971	Ps.	91,011
Derivative financial instruments				4,388
Assets available-for-sale				29,341
Other assets				65,778
	Ps.	45,971	Ps.	190,518

Assets available-for-sale apply to plots of land that have been included in a sales program for 2011.

8.           Derivative financial instruments:

Cash flows hedges (Dollar/Peso Forwards)
The Company agreed upon these transactions in different months of the year to look for a future US dollar purchase price on different dates, and to be able to meet its US dollar- denominated commitments.  Forwards have a different agreed upon price on each date of maturity.  The assumed risk is depreciation of the US dollar in connection with the Mexican peso below the agreed upon prices, given the Company’s long profile in US dollars.  At December 31, 2010, the characteristics and fair value of derivative financial instruments were as follows:

2010					Asset/(liability)			Effect on income (loss)
Contract		Contract value	Due date	Buy/sell position	Name		Amount		Realized		Unrealized
Forward	Ps.	114,816	2011	Buy	Current assets	Ps.	1,176	Ps.	(1,065)	Ps.	597
Forward		318,567	2011	Sell	Current assets		3,212		3,006
Forward		395,204	2011	Buy	Current liabilities		(12,709)		(2,092)		(6,414)
Swap		897,954	2015	Buy	Long-term assets		30,876
Swap		894,254	2015	Sell	Long-term other liabilities		(225)		(21,474)		(32,116)

The current liability and the long-term asset in the amount of Ps.12,709 and Ps.30,876 are included in the consolidated balance sheet in the line items “Other payables and accrued liabilities” and “Other assets, net”, respectively.

The Company manages the credit risk of its derivative financial instruments which are traded on recognized markets and with high creditworthy and reputable counterparties.  The Company recognizes a hedge provision that applies to the difference between the “spot price” value and the fair value of the cash flow hedging instruments, which are determined as highly effective hedges, in accordance with Mexican FRS.  At December 31, 2010, the amount of the hedge provision was immaterial.

9.           Property and equipment:

	2009		2010

Buildings	Ps.	1,001,244	Ps.	1,247,239
Machinery and equipment		204,659		126,507
Transportation equipment		266,519		223, 843
Office equipment		232,404		981,088
Computer equipment		443,867		672,369
Leasehold improvements		76,669		1,233,384
		2,225,362		4,484,430
Less - accumulated depreciation and amortization		(1,182,727)		(1,227,355)
		1,042,635		3,257,075
Land		357,553		465,928
Construction in progress				3,886
	Ps.	1,400,188	Ps.	3,726,889

As a the result of the acquisition of FASA, the property and equipment fair value acquired at the acquisition date amounted to Ps.2,374,094 (Note 23d).

The average annual depreciation and amortization rates for 2009 and 2010 were as follows:

	Mexico (2009 & 2010)	Chile (2010)
	%	%
Buildings and construction	2.1	5
Machinery and equipment	6.1
Transportation equipment	10.2	20
Office equipment	6.5	10
Computer equipment	11.2	25
Leasehold improvements	5	6.7
Selling equipment	25	25

At December 31, 2009 and 2010, the depreciation and amortization annual expense amounted to Ps. 65,787 and Ps. 416,738, respectively.

At December 31, 2010, the Company maintains eight financial lease agreements, of which six are for commercial locales, two for computer equipment and one for photography laboratories, as follows:

	Amount
Land	Ps.	45,310
Buildings		14,309
Machinery and equipment		88
Computer equipment		10,767
	Ps.	70,474

10.         Goodwill, intangible assets and deferred charges:

	2009		2010
Goodwill:
Drogueros	Ps.	128,370	Ps.	128,370
Farmacias ABC		32,551		32,551
Citem		56,456		56,456
CS Brasil		1,383,913		1,393,454
FASA (new business acquisition)				2,590,378
		1,601,290		4,201,209
Accumulated impairment loss		(210,000)		(210,000)
	Ps.	1,391,290	Ps.	3,991,209

Intangible assets with indefinite useful life:
Commercial trademarks (*)	Ps.		Ps.	3,971,000

Intangible assets with definite useful life:
Patents and other rights	Ps.		Ps.	171,518
Development costs				17,531
Software		177,957		178,235
Licenses		112,621		289,274
Other intangible assets				68,428
		290,578		724,986
Less - accumulated amortization		(216,966)		(390,828)
	Ps.	73,612	Ps.	334,158

Deferred charges:
Organizing and installation expenses	Ps.	238,038	Ps.	270,686
Less - accumulated amortization		(116,427)		(130,540)
		121,611		140,146
Deferred income tax		99,961		76,508
		221,572		216,654
	Ps.	1,686,474	Ps.	8,513,021

(*)	The Company recognized various commercial trademarks previously acquired independently by FASA as identifiable intangible assets. As a result of the acquisition of FASA, those trademarks were recorded at fair value at the acquisition date in the amount of Ps. 3,971,000 (Note 1d).

At December 31, 2010, the trademarks are summarized as shown below:

	Amount
Farmacias Ahumada	Ps.	1,809,000
Farmacias Benavides		1,917,000
Farmacias Peruanas		245,000
	Ps.	3,971,000

The movements of the period of the intangible assets with indefinite useful life were as follows:

	2009			2010
	Goodwill		Intangible assets with indefinite useful life	Goodwill		Intangible assets with indefinite useful life
Amount at beginning of period	Ps.	1,305,227	Ps.	Ps.	1,391,290	Ps.
Increase for business acquisition					2,590,378		3,971,000
Impairment loss		(210,000)
Translation effect		296,063			9,541
Amount at end of period	Ps.	1,391,290	Ps.	Ps.	3,991,209	Ps.	3,971,000

As discussed in Note 3l), the Group carried out the goodwill impairment test during the last quarter of fiscal 2009.  As a result, an impairment loss was recognized in income in the line item “other (income) expenses, net”, since the net carrying value of the cash generating unit in Brazil (subsidiary Drogarias) exceeded its “value in use” in the amount of Ps.210,000.  This impairment loss concurred with the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry in Brazil for that year.  Based on goodwill impairment test carried out during the last quarter of fiscal 2010, the Group determined that impairment losses were not incurred regarding the net carrying value of goodwill, as well as other intangible assets with an indefinite useful life in its cash generating units.

11.           Related party balances and transactions:

At December 31, 2009 and 2010, the related party balances and transactions were as follows:

Accounts receivable	2009		2010
Aeroxtra, S.A. de C.V.	Ps.	4,489	Ps.
Xtra Inmuebles, S.A. de C.V.		30
Tenedora Farmaceutica de Mexico, S.A. de C.V.		9,590		9,590
Tenedora de Farmacias Morelianas, S.A. de C.V.		18,597		20,582
Grupo Xtra, S.A. de C.V.		8,600		11,588
Sports Clinic, S.A. de C.V.				6,679
Comercializadora Lundedeq, S.A. de C.V.				120
Farmaprice, S.A. de C.V.				134
Administradora Inmas, S.A. de C.V.				256
	Ps.	41,306	Ps.	48,949

Account payable
Administradora Inmas, S.A. de C.V.	Ps.	430	Ps.

During 2009 and 2010, the related party transactions were as follows:

	Services received
	2009		2010
Aeroxtra, S.A. de C.V.	Ps.	17,686	Ps.	18,028
Xtra Inmuebles, S.A. de C.V.		4,285		5,245
Administradora Inmas, S.A. de C.V.		1,194		355
Total	Ps.	23,165	Ps.	23,628

At December 31, 2009 and 2010, the total benefits granted to key management personnel or significant directors are summarized as shown below:

	2009		2010
Mexico	Ps.	41,091	Ps.	44,953
Chile		68,610		96,870
	Ps.	109,701	Ps.	141,823

The Group considers that the related parties referred to above are not “Special Purpose Entities”, in accordance with Mexican FRS B-8, “Consolidated or combined financial statements” and, therefore, at December 31, 2009 and 2010, the Group has not consolidated the assets, liabilities and operating income of those entities.

12.         Short- and long-term debt:

	Short-term		Long-term
HSBC Mexico, S.A. Institucion de Banca Multiple Funds allocated toward the purchase of shares issued and outstanding representative of the capital stock of FASA (Note 1d).	Ps.	5,773,857	Ps.
Banco Mercantil del Norte, S.A.
Funds allocated toward working capital and to liquidate other bank liabilities incurred from other banking institutions. These other bank liabilities had an original maturity of May 2015. The prepayment of this debt did not cause any penalties to be incurred by the Group.	1,950,000

The loan facilities noted above are evidenced by a credit agreement dated August 30, 2010, for a six-month term, and it may be extended to twelve months.  The principal is due in a payment at the due date.  Interest is payable monthly at the Equilibrium Interbank Interest Rate (EIIR) market variable in effect at date of payment.  At December 31, 2010, the EIIR was 4.87%.  Those credits are secured as follows: (i) a pledge agreement on inventories, accounts receivable, and shares of capital stock of FASA; (ii) a trust agreement in guarantee on the shares of capital stock of various subsidaries of Grupo Casa Saba, S.A.B. de C. V.; and (iii) a pledge agreement without transfer of ownership of inventories and accounts receivable of Grupo Casa Saba, S.A.B. de C.V. and some of its operating subsidiaries.

		Short-term	Long-term

The loan facilities noted above are evidenced by a credit agreement dated August 30, 2010, for a six-month term, and it may be extended to twelve months.  The principal is due in a payment at the due date.  Interest is payable monthly at the Equilibrium Interbank Interest Rate (EIIR) market variable in effect at date of payment.  At December 31, 2010, the EIIR was 4.87%.  Those credits are secured as follows: (i) a pledge agreement on inventories, accounts receivable and shares of capital stock of FASA; (ii) a trust agreement in guarantee on the shares of capital stock of various subsidiaries of Grupo Casa Saba, S.A.B. de C. V.; and (iii) a pledge agreement without transfer of ownership of inventories and accounts receivable of Grupo Casa Saba, S.A.B. de C.V. and some of its operating subsidiaries.

The credit agreement sets forth affirmative and negative covenants, as of the drawdown and during the effectiveness of the credit facility, which mainly require the Group to, among other things: i) use the funds for the purpose for which they were granted; ii) meet the obligations contained in the guarantee documents; iii) not encumber assets except those set forth in the agreement; iv) not merge with third parties; v) not dispose of assets except those set forth in the agreement; and vi) not make dividend payments nor carry out capital decreases.  At December 31, 2010, those conditions are met by the Group.

Banco Nacional de Mexico, S.A. Unsecured credit agreement allocated toward working capital effective up to January 2011. The credit bears interest at a 8.97% rate and is secured by the Company’s guarantee by endorsement. Subsequent to the balance sheet date, this balance was paid in full and the facility was closed.	Ps.	150,000
Other financing

Agreement titled “Productive chains for the development of suppliers by electronic means” (the “Agreement”) with Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo dated October 9, 2009, whereby the Company can access factoring and electronic discounting of notes.  Pursuant to the foregoing, the Company entered into various agreements with financial institutions indicated below, in order for those institutions to be able to acquire credit rights at a discount owned by certain suppliers with a charge to the Group.

Ixe Banco, S.A. Institucion de Banca Multiple Ixe Grupo Financiero
Contract entered into in November 2010.  The transactions that can be carried out under this agreement amount to a maximum of Ps.250,000.

Financiera Bajio, S.A. de C.V. Sociedad Financiera de Objeto Multiple
Contract entered into in October 2010.  The transactions that can be carried out under this agreement amount to a maximum of Ps.300,000.

		247,780 299,810

		Short-term		Long-term

BBVA Bancomer, S.A. Institucion de Banca Multiple
Contract entered into in June 2010.  The transactions that can be carried out under this agreement amount to a maximum of Ps.300,000.

Banco Ve por Mas, S.A. Institucion de Banca Multiple
Contract entered into in February 2010.  The transactions that can be carried under this agreement amount to a maximum of Ps.100,000.
	Ps.	299,007 92,113
Foreign subsidiaries: Bank loans obtained by FASA for working capital. Debt bears interest at variable market rates.		278,857	Ps.	230,344

FASA has debts in marketable bonds as follows:		116,258		2,059,002

Share series	Amount in Development Units	Due date	Guarantee
E	1,800,000	15/05/2016	No
F	2,200,000	15/05/2029	No

The bonds were issued for an eight-year term for Series “E” and twenty-one years for Series “F” on May 16, 2008. Those bonds were allocated for payment of liabilities and financing of investments. Interest is paid at a 3.2 percent rate for Series “E” and 3.95 percent for Series “F” every semester. The amortization of capital will be made in equal installments and made every semester, beginning May 15, 2011 for Series “E” and beginning May 15, 2013 for Series “F”.

Total	Ps.	9,207,682	Ps.	2,289,346

FASA’s bank loans at December 31, 2010 are summarized as shown below:
Short-term debt
Company	Country	Bank	Type	Currency	Rate	Amount
Farmacias Ahumada	Chile	Banco de Chile	Bank loans	Chilean pesos	4.44%	Ps. 106,581
Farmacias Ahumada	Chile	Banco de Chile	Bank loans	$ USD	1.00%	7,066
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	5.90%	66,238
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	5.90%	21,175
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	5.14%	17,977
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	7.17%	11,942
Farmacias Ahumada	Chile	Banco Santander	Bank loans	Chilean pesos	5.76%	20,903
Farmacias Ahumada	Peru	Scotiabank	Bank loans	Peruvian Soles	5.00%	12,342
Farmacias Ahumada	Chile	Consorcio Nacional de Seguros S.A.	Financial leasing	Chilean Development Units	8.30%	1,463
Farmacias Ahumada	Chile	Interamericana	Financial leasing	Chilean Development Units	8.30%	1,546
Farmacias Ahumada	Chile	BCI Leasing	Financial leasing	Chilean Development Units	8.30%	7,650
Farmacias Ahumada	Chile	IBM	Financial leasing	Chilean Development Units	3.15%	3,974
			TOTAL			Ps. 278,857

Long-term debt
Company	Country	Bank	Type	Currency	Rate	Amount
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	5.14%	Ps. 70,549
Farmacias Ahumada	Chile	Banco del Estado	Bank loans	Chilean pesos	7.17%	64,024
Farmacias Ahumada	Chile	Banco Santander	Bank loans	Chilean pesos	5.76%	50,796
Farmacias Ahumada	Chile	Consorcio Nacional de Seguros S.A.	Financial leasing	Chilean Development Units	8.30%	16,767
Farmacias Ahumada	Chile	Interamericana	Financial leasing	Chilean Development Units	8.30%	25,177
Farmacias Ahumada	Chile	BCI Leasing	Financial leasing	Chilean Development Units	8.30%	654
Farmacias Ahumada	Chile	IBM	Financial leasing	Chilean Development Units	3.15%	2,377
			TOTAL			Ps. 230,344

Interest rates are adjusted monthly in accordance with the prevailing market rates.  Consequently, at December 31, 2009 and 2010, the carrying value of the bank debt was equivalent to its fair value.

At December 31, 2009, short- and long-term credits amounted to Ps.2,382,770.  Payment terms and interest rates at that date were similar to those in effect for the existing loans received at December 31, 2010, except for credits from FASA, which were acquired in October 2010.

At December 31, 2010 the Group has the following facility lines from banking institutions:

Banking Institution	Country	Total Facility Lines		Amount used at December 31, 2010		Available amount at December 31, 2010
Banco Nacional de Mexico, S.A.	Mexico	Ps.	300,000	Ps.	150,000	Ps.	150,000
Banco Santander Mexicano, S.A.	Mexico		540,000				540,000
BBVA Bancomer, S.A.	Mexico		100,000				100,000
BBVA Bancomer, S.A.	Chile		153,440		113,173		40,267
Chile	Chile		296,137		138,214		157,923
Estado	Chile		293,122		286,067		7,055
Banco Santander, S.A.	Chile		79,365				79,365
Chile	Chile		29,101				29,101
Estado	Chile		29,101				29,101
BBVA Bancomer, S.A.	Mexico		73,500				73,500
HSBC Mexico, S.A.	Mexico		200,000				200,000
Banco Nacional de Mexico, SA.	Mexico		400,000				400,000
Banco Inbursa, S.A.	Mexico		100,000				100,000
BBVA Bancomer, S.A.	Peru		12,381				12,381
Scotiabank Inverlat, S.A.	Peru		30,953				30,953
Banco de crédito	Peru		43,334				43,334
Total		Ps.	2,680,434	Ps.	687,454	Ps.	1,992,980

13.         Deferred effect of taxes on earnings and employee profit sharing:

At December 31, 2009 and 2010, the deferred income tax (asset) and/or liability generated by the main temporary differences are as follows:

	2009		2010
Cumulative inventory	Ps.	346,017	Ps.	256,257
Allowance for doubtful accounts and estimate for slow-moving inventory		(173,199)		(271,150)
Property and equipment		148,918		24,687
Derivate financial instruments				18,819
Provisions		(10,018)		(118,938)
Other		88,729		185,381
		400,447		95,056
Tax loss carryforwards		(1,436)
Controlled subsidiaries’ tax loss carryforward generated before tax consolidation		(32,164)
FASA’s tax loss carryforward generated before the business acquisition				(86,732)
Tax loss carryforward generated by the Group’s subsidiaries				(161,592)
		366,847		(153,268)
Translation effect of foreign operations		75,341		76,760
Deferred income tax due to changes in tax consolidation regime		233,580
Deferred income tax liability (asset)	Ps.	675,768	Ps.	(76,508)

i)           At December 31, 2009 and 2010, Management determined that income tax will be the taxes on earnings that will normally be paid in future years by the Group’s Mexican entities.  Therefore, the Mexican entities recognized deferred income tax in those years (Note 3p).

The deferred income tax asset is realized when: (i) taxable income is generated and its effect offsets the reversal of deductible temporary differences, including the tax loss carryforwards effect; and (ii) there are sufficient accumulable temporary differences whose reversal occurs in the reversal period of the deductible temporary differences.  The Company and its Mexican subsidiaries estimate that the deferred income tax asset will be realized considering their business plan, and no IETU will be generated in the short term.  Toward that end, Management takes into account expansion plans, expiration of tax loss carryforward, projected taxable income, tax planning strategies, etc.

Deferred IETU is only recorded if, based on reasonable estimates, each Company determines that the tax on earnings due in the future will be IETU instead of income tax.  The Holding Company and its Mexican subsidiaries should pay IETU individually, since that IETU Law does not contemplate a tax consolidation regime.

(ii)         The amounts for income taxes included in the income statements for the years ended December 31, 2008, 2009 and 2010 are summarized as follows:

	2008		2009		2010
Current income taxes
Mexican operations:
Income tax	Ps.	321,559	Ps.	323,911	Ps.	287,506
IETU		76,052		19,826		13,517
Foreign operations						91,202
		397,611		343,737		392,225
Deferred income taxes
Mexican operations	Ps.	(95,162)	Ps.	(131,840)	Ps.	(202,755)
Foreign operations						(135,342)
		(95,162)		(131,840)		(338,097)
Income tax expense, net	Ps.	302,449	Ps.	211,897	Ps.	54,128

At December 31, 2008, 2009 and 2010, IETU due in the amount of Ps. 76,052 and Ps. 19,826, and PS. 13,517, respectively, applies to tax on earnings paid individually by every company, as well as by the Company. Moreover, in those years, the amount of deferred employee profit sharing applied to income amounted to Ps. (197), Ps. 254 and Ps. 1,317, respectively.

The change in consolidated deferred income taxes during 2009, 2008 and 2007 were as follows:

		2008		2009		2010
Deferred income tax charged to the income statement	Ps.	(95,162)	Ps.	(131,840)	Ps.	(338,097)
Deferred income tax charged to the stockholders’ equity				208,960		76,760
Total	Ps.	(95,162)	Ps.	77,120	Ps..	(261,337)

(iii)        Effective tax rate

Differences between the accounting and the tax basis of assets and liabilities and the different income tax rates and laws applicable to the Mexican subsidiaries and foreign subsidiaries, give rise to differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated income statements, which in 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	%	%	%
Consolidated statutory tax rate	(28.0)	(28.0)	(30.0)
Other non-taxable income (i)	0.2	5.1	0.4
Expenses and other non-deductible items	(0.6)	(12.3)	(2.6)
Difference between book and tax inflation	2.6	(9.5)	1.4
Other tax non-accounting benefits	0.6	5.7	18.2

Effective consolidated tax rate	(25.2)	(39.0)	(12.6)

(iv)           This line item includes the effect of the different income tax rates in the countries where the Group operates.

14.         Foreign currency position:

At December 31, 2009 and 2010, assets and liabilities denominated in foreign currencies, translated into reporting currency, were as follows:

	2009		2010
Assets:
Current assets	Ps.	516,230	Ps.	2,170,446
Long-term assets		1,178,317		1,776,258
		1,694,547		3,946,704
Liabilities:
Current liabilities		466,850		6,239,096
Long-term liabilities		476,182		3,177,522
		943,032		9,416,618
Lending (borrowing) position	Ps.	751,515	Ps.	(5,469,914)

At December 31, 2009 and 2010, the exchange rates used in the process of translation to the reporting currency, published by the Banco de Mexico, are as follows:

	2009		2010
Currency	Balance sheet date	Report issuance date	Balance sheet date	Report issuance date
U.S. dollar	Ps. 13.04	Ps. 12.25	Ps. 12.38	Ps. 11.53
Brazilean real	Ps 7.48	Ps. 7.08	Ps. 7.45	Ps. 7.32
Chilean peso			Ps. 0.03	Ps. 0.02

15.         Other payables and accrued liabilities:

At December 31, 2009 and 2010, the other payables and accrued liabilities balance were as shown below:

	2009		2010
Other payables	Ps.	86,271	Ps.	1,653,448
Provisions				544,689
Tax payables		45,849		341,633
Documents for paying				131,853
Retentions of taxes				120,024
Employee profit sharing		4,000		5,356
	Ps.	136,120	Ps.	2,797,003

Current provisions and other payables referred to above primarily consist of the best estimate on bonuses and incentive plans for employee benefits, retaining officer, severance benefits which arise from restructuring causes, administrative expenses, fees, marketing insurance and surety bonds, rents of locations and certain contingencies from legal procedures.  These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. The main increase amount is derived from subsidiary FASA as discussed in Note 1d).

16.         Stockholders’ equity:

a)           Capital structure

At December 31, 2009 and 2010, paid-in capital stock was as follows:

	Number of	Par value
	Shares	2009		2010
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173
Historical capital stock	265,419,360	Ps.	167,903	Ps.	167,903
Restated capital stock		Ps.	1,123,764	Ps.	1,123,764

At December 31, 2009 and 2010, capital stock comprised of Series Sole common shares, fully subscribed for and paid, with no par value shown.  Variable capital stock has no limits.

Effective January 1, 2008, stockholders’ equity is restated during the high inflationary periods, as explained in Note 3 d) above.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, stockholders’ equity was restated as discussed in that Note.

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

At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15% of the Company’s stockholders’ equity at December 31, 2002, without exceeding retained earnings at that date. During 2009 and 2010, the Stockholders’ Meetings resolved to maintain the same level of reserve approved on April 22, 2003.  During 2009 and 2010, the stockholders resolved not to agree a specific number of shares and Mexican peso amounts for repurchase of its own shares.

b)           Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5% of the Company’s income to a legal reserve until that reserve equals 20% of the Company’s capital stock.  Equity in earnings of subsidiaries and associates is not considered for this purpose.  Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends.  At December 31, 2009 and 2010, the Company’s legal reserve amounted to Ps. 224,477 and Ps. 238,491, respectively, which is included in “retained earnings”.

c)           Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the “Net taxable income account” (CUFIN-Spanish acronym).  Any dividends paid out in excess of CUFIN are subject to a 42.9% tax rate payable by the Company and its subsidiaries for 2010 (38.9% for 2009).  The resulting income tax may be offset against income tax due in the same year and the subsequent two years and/or IETU of the same period.  The balance of CUFIN is determined as provided for in currently enacted tax legislation.  At December 31, 2010, the balance of CUFIN amounted to Ps. 3,990,781. Through December 31, 2009, CUFIN balance was determined in a consolidated manner.  As a result of the tax deconsolidation referred in Note 3 p), effective 2010, the Company no longer determines the consolidated balance CUFIN in accordance with the Mexican tax provisions.

In April 2008 and 2009, dividends were declared at the Company’s Stockholders’ Meeting in the amount of Ps. 170,000 each year to be paid out of retained earnings.  Dividends paid did not exceed the consolidated CUFIN balance at those dates. Therefore, no income tax was due.

The excess of capital reimbursement per share paid to stockholders over the balance of the “Restated contributed capital per share account” should be treated as a distributed dividend.  The excess will be assessable as provided for in the Income Tax Law.  The resulting income tax may be offset as referred to above. Restated contributed capital per share account is determined in accordance with currently enacted tax legislation.  As a result of the tax deconsolidation referred in Note 3 p), effective 2010, the Company no longer determines the consolidated balance of the restated contributed capital per share account in accordance with the Mexican tax provisions.

d)           Dividends among companies of the Group

Dividends paid out of the CUFIN among companies of the Group are subject to the provisions discussed in subparagraph c) above due to the tax deconsolidation for 2010 mentioned.  Through December 31, 2009, dividends paid of CUFIN among companies of the Group were subject to the provisions set forth by the 2010 tax reform (Note 17 d).

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

e)           Noncontrolling equity

Noncontrolling interest reflects the equity of third-party shareholders in capital and earnings (losses) of consolidated subsidiaries.

17.         Tax system:

Effective January 1, 2008, the Mexican tax authorities enacted the IETU Law which co-exists with the Income Tax Law.  Effective that date, the Company and its Mexican subsidiaries pay Income Tax or IETU, whichever is higher.

a)           Consolidated income tax due

i)           The annual income tax rate is as shown below:

Country	2009	2010

Mexico	28%	30%
Brazil	34	34
Chile	17	17
Peru	30	30

ii)           As discussed below, through December 31, 2009, the Company and some of its Mexican subsidiaries determined the income tax amount on a consolidated basis.  For this purpose, the Holding Company included the amount of “consolidating tax equity” in tax consolidation, that is, the amount of taxable income/tax loss generated in the year by its controlled companies was included in tax consolidation at 100% of the equity stake that the Holding Company held in the capital stock of its controlled companies.  In addition, the Holding Company also included at 100% its individual taxable income/tax loss generated in the same year in tax consolidation.

iii)          Effective December 18, 2009, Management decided that some significant Mexican subsidiaries were no longer considered controlled for tax consolidation purposes.  As of that date, those controlled Mexican companies individually meet the obligations set forth in the Income Tax Law.  As a result of deconsolidation, the Holding Company paid income tax in the amount of Ps.188,768 which was subsequently credited in accordance with the provisions of the Income Tax Law.  In addition, on June 25, 2010, Management filed a notice with the Mexican tax authorities that the Company was no longer going determine its consolidated taxable income with the rest of its controlled subsidiaries for 2010.  This way, those subsidiaries and the Holding Company meet their tax obligations individually for that year.  As a result of this new tax deconsolidation, the Company paid income tax in the amount of Ps. 132,629.

Notwithstanding the foregoing, for business reasons, the Company again was approved by the tax authorities on December 21, 2010, in order for it to determine its consolidated income tax as a controlling company along with its subsidiaries that meet the characteristics of controlled companies for tax purposes.  The approval will go into effect as of the fiscal year extending from January 1 to December 31, 2011.  The rest of the subsidiaries that do not conform to the characteristics of controlled companies will meet their tax obligations individually, in accordance with the Income Tax Law.

The subsidiary Marproa is authorized to pay the higher of income tax or IETU separately from the Group under a tax regime known as the “administrative facilities”.  This regime grants benefits regarding ascertainment of disbursements made by Marproa, as well as other relative to credit “consumption taxes”.

In conformity with the Mexican Income Tax Law, subsidiaries residing abroad do not consolidate for tax purposes.  In addition, Mexican companies that are incorporated into tax consolidation subsequent to the date on which the approval goes into effect are incorporated as of the fiscal year subsequent to that in which ownership of more than 50% of the shares is acquired.

iv)         In 2005, the Company and its Mexican subsidiaries chose to deduct the cost of sales of the “base inventory” determined at December 31, 2004 for tax purposes.  Therefore, those entities determined the “cumulative inventory” value which is treated as taxable income.  At December 31, 2004, cumulative inventory amounted to Ps. 3,184,264.  Its accumulation is annual, effective 2005 through fiscal year 2012.  At December 31, 2009 and 2010, the cumulative inventory amount added to the taxable income amounted to Ps. 428,805 and Ps.285,274, respectively.

v)          Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforward and the cumulative inventory effect of the year.

vi)         Brazil enacted a new Law in 2009 that grants tax amnesty that: (i) allows for paying debts on taxes on earnings and excise taxes in less strict conditions than those that normally apply; and (ii) include the option for offsetting tax loss carryforwards against unpaid taxes on earnings and unpaid excise taxes.

b)           Corporate Flat Tax Law (IETU-Spanish acronym)

The annual IETU tax rate is 16.5%, 17%, and 17.5% for fiscal years ending 2008, 2009 and 2010, respectively.  IETU is a direct tax with a flat rate that taxes the remaining net cash flow of the entities.  IETU of the period is obtained by applying the annual tax rate to taxable income determined on a cash flow basis.

The IETU Law does not contain a regime for tax consolidation purposes.  Accordingly, the Company and its Mexican subsidiaries should pay IETU individually.  In terms of the Income Tax Law, each company may consider the amount of income tax that has been delivered to the Holding Company as its own income tax, which may be credited against IETU.  At December 31, 2008, 2009 and 2010, some controlled companies generated IETU greater than income tax, therefore IETU was the annual tax due individually.   In those years, annual IETU paid by the companies amounted to Ps. 76,052, Ps. 19,826 and Ps. 13,517, which is included in income in the line item “Provisions for income tax”.  Payment of that tax is considered final.

While IETU co-exists with income tax, IETU is paid if it is greater than income tax of the same period.  IETU of the period is reduced by the amount of income tax paid on taxable income, as well as by the income tax paid on dividends distributed during the same period.  If IETU is less than income tax, the Company is not subject to IETU.  Moreover, if the authorized deductions for IETU purposes exceeds its taxable income (negative base), the Company is not subject to IETU.

At December 31, 2008, 2009 and 2010, the Company and its subsidiaries determined the IETU’s tax credits permitted for the IETU Law.  The amount of those tax credits does not exceed certain percentages, and their offset cannot exceed ten years, which become effective in fiscal year 2008.  The significant tax credits refer to the amount of authorized deductions that exceed taxable income in the year, salaries and contributions of social security, investments in fixed assets and deferred charges made between January 1, 1998 and August 31, 2007 and existing inventories at December 31, 2007.

c)          Tax loss carryforwards for income tax and negative base for IETU

i)           In accordance with Mexican Income Tax Law, loss carryforwards can be offset against taxable income that may be generated in the future over a ten-year term by Mexican entities. Tax loss carryforwards can be restated based on the INPC factor from the date incurred through the sixth month of the year in which they can be offset against taxable income.  At December 31, 2010, the Group had incurred in tax loss carryforwards as follows

Year incurred	Group (Except FASA and subsidiaries)		Farmacias Ahumada and subsidiaries		Expiration date
2001	Ps.	1,133	Ps.	71,706	2011
2002		4,564		86,462	2012
2003		6,044		74,066	2013
2004		5,316		81,376	2014
2005		94,128		94,521	2015
2006		117,637		2,644	2016
2007		16,337		809	2017
2008		123,101			2018
2009		81,994		438	2019
2010		90,411			2020
	Ps.	540,665	Ps.	412,022

ii)           The negative IETU base generates a tax credit that results from applying the currently enacted IETU rate to that negative base.  The resulting amount may be credited against IETU in the following ten fiscal years until it is exhausted.  The negative base can be restated as explained in paragraph i) heirenabove.  At December 31, 2010, the IETU negative base generated by some Mexican subsidiaries was shown as follows:

Year incurred	Negative base
2008	Ps.	9,732
2010		132,747
	Ps.	142,479

d)          2010 Mexican Tax Reform

Effective January 1, 2010, the Mexican tax authorities approved the amendments to the Income Tax Law.  The significant changes were as follows:

i)           The annual income tax rate is 30% from 2010 to 2012.  That tax rate decreases to 29% for 2013, and 28% from 2014 and henceforth.

ii)          Change in the tax consolidation regime which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth.  Therefore, companies should pay restated income tax that is related to the benefits of tax consolidation obtained as of that year, in connection with: (a) tax losses used in tax consolidation that would have not been carried forward individually by the entity that incurred them; (b) losses on sales of stock to be carried forward individually by the entity that incurred them; (c) special consolidation items for transactions among entities of the Group; and (d) dividends paid among entities of the Group that are paid out of earnings not taxed for income tax purposes in the past.  In addition, companies should determine income tax on the difference between consolidated CUFIN balances and CUFIN balances of controlled entities.

As explained in paragraph a) of this same Note, on June 25, 2010, the Company no longer determines its consolidated taxable income with the rest of its controlled subsidiaries for fiscal 2010.  Therefore, those subsidiaries meet their tax obligations individually for that year.  As a result of this new tax deconsolidation, the Company paid Income Tax in the amount of Ps. 132,629.

In accordance with that tax reform, effective 2010, the Company would start to reverse the benefits of consolidation obtained in the 1999-2004 period, while the benefits obtained as of fiscal 2005 would be reversed as of 2011.  The tax reform sets forth the payment of taxes resulting for the reversal in accordance with certain percentages and terms.  As a result of tax deconsolidation and payment of resulting taxes discussed in the above paragraph, the reversal process of tax benefits no longer applies to the Group.

18.         Operating segments:

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments.  The Group operates on a regional basis by considering the distribution business segment and the retail pharmacy segment.  Each regional director supervises and is responsible for all the business activities in each unit.  These activities refer to the distribution of pharmaceutical products, as well as health and beauty aids/other products, entertainment products and food/non-perishable products through its operating subsidiaries.  The Group distributes these product lines through its distribution network, as well as retail pharmacies throughout Mexico, as well as Rio de Janeiro, Brasil and, effective 2010, Chile and Peru.

The regional director, who is one level below the chief financial officer and chief executive officer in the organizational structure, reports to such officers the operating results of the business unit.  The Group’s management internally evaluates the results and performance of each business unit for decision-making purposes.

The main indicator used by Group’s management to evaluate the performance of each entity is operating EBITDA, which Group defines as operating income plus depreciation and amortization.  This indicator, which is presented in the selected financial information, is consistent with the information used by Group’s management for decision-making purposes.  The accounting policies applied to determine the financial information by operating segment are consistent with those described in Note 3).

Selected income statement information by operating segment for the years ended December 31, 2008, 2009 and 2010 was as follows:

	2008
Concept		Retail pharmacy		Distribution business		Total

Net sales	Ps.	2,553,348	Ps.	25,846,711	Ps.	28,400,059
Operating income		71,804		888,901		960,705
Depreciation and amortization		19,475		70,529		90,004
Ebitda		91,279		959,430		1,050,709

	2009
Concept		Retail pharmacy		Distribution business		Total

Net sales	Ps.	3,224,313	Ps.	26,567,344	Ps.	29,791,657
Operating income		360,747		529,978		890,725
Depreciation and amortization		34,675		73,984		108,659
Ebitda		395,422		603,962		999,384

	2010
Concept		Retail pharmacy		Distribution business		Total

Net sales	Ps.	8,586,462	Ps.	25,657,720	Ps.	34,244,182
Operating income		126,147		558,451		684,598
Depreciation and amortization		114,639		76,366		191,005
Ebitda		240,786		634,817		875,603

Selected balance sheet information by operating segments for the year ended 2009 and 2010 was as follows:

	2009
Concept		Retail pharmacy		Distribution business		Total

Current assets	Ps.	3,212,844	Ps.	8,762,399	Ps.	11,975,243
Fixed assets		118,716		1,281,472		1,400,188
Non-current assets		1,374,498		1,737,928		3,112,426
Total assets		4,587,342		10,500,327		15,087,669
Total liabilities		1,663,344		6,773,116		8,436,460

	2010
Concept		Retail pharmacy		Distribution business		Total

Current assets	Ps.	7,937,124	Ps.	10,774,234	Ps.	18,711,358
Fixed assets		2,473,263		1,253,626		3,726,889
Non-current assets		6,457,433		6,066,312		12,523,745
Total assets		14,394,557		16,840,546		31,235,103
Total liabilities		10,334,869		13,817,386		24,152,255

19.         Contingencies and commitments:

a)           On February 12, 2007, the Group filed appeals for constitutional relief Nos. 147/2007, 284/2007, and 153/2007 with the Tax Court against the tax reform that binds taxpayers to determine asset tax by applying the 1.25% annual rate to the average value of assets and not reduce the value of debts contracted from the taxable base, effective January 1, 2007.  In June 2009, Tax Court handed down a favorable ruling regarding the reduction of the value of debts mentioned therein.  Management estimates that there is no contingency charged to the Group, since the provisions whose unconstitutionality was challenged were applied by the Group.

b)           On February 8, 2007, Servicios Administrativos Grupo Casa Saba, S.A. de C.V. (formerly Servicios Administrativos Xtra, S.A. de C.V. and, effective March 2008, Daltem Provee Nacional, S.A. de C.V.) filed an appeal for annulment No. 4326/07-17-11-8 with the Tax Court for not having resolved the request for confirmation of the criteria in connection with the provision of the Income Tax Law which limits the tax deduction of tax losses on the sale of stock against taxable income that may be generated in the future.  At the date of the auditors’ report, the Tax Court had not handed down the pertinent ruling.  Consequently, the Company, as the case may be, may file an appeal for constitutional relief.

c)           On December 5, 2007 and March 28, 2008, the Mexican tax authorities issued an “invitation” to the Group to file an amended tax return of consolidated income tax for fiscal year 2005 and prove that it added the amount of certain prior year tax losses to consolidated taxable income for the same year.  Those tax losses had been reduced by the Group’s controlled companies and the holding company to determine cumulative inventory, in accordance with the Income Tax Law.  As a result, the Group filed the amended income tax return that meets with that invitation.  Accordingly, there is no contingency payable by the Group.  However, the Group would carry out actions that would imply adoption of a criterion other than that of the tax authorities, which could have this matter resolved in Tax Court.  In Management’s opinion, the Group is not bound to comply with the criterion set forth by the tax authorities.  Accordingly, the Group has serious and reasonable arguments to sustain its interpretation if this matter should be resolved in the Tax Court.  At the date of the auditors’ report, the Mexican tax authorities have neither determined the amount of the presumed nonperformance of the Group, nor have they carried out any legal action that represents a present obligation that can be reasonably estimated and recorded in accordance with Mexican FRS.  Therefore, it is not possible to foresee or anticipate any result on this matter.

Pursuant to the foregoing, the Group filed a claim for a refund of the income tax payment improperly made in the amount of Ps. 149,295, which had been previously paid through the amended income tax return discussed in the foregoing paragraph.  On November 12, 2009, the tax authorities made a partial refund in the amount of Ps. 26,420.  Management estimates that it will successfully recover the total amount of the income tax payment made.

d)           On February 15, 2010, the Company filed an appeal for constitutional relief No. 387/2010 with the Tax Court against the provisions which change the consolidation regime, effective January 1, 2010.  In August 2010, the Tax Court handed down a favorable ruling against the provisions discussed above.

e)           At the date of the auditors’ report, the Company and its subsidiaries, Casa Saba and Drogueros, are being reviewed by the Mexican tax authorities pursuant to their inspection powers in connection with fiscal 2005.  To date, the authorities have not issued the applicable report.  Management estimates that significant contingencies will not be generated as a result of this review.

f)           The Company and its subsidiaries have entered into various service contracts among them, related to the purchase, storage, and transportation of products, as well as administrative, legal, financing, and electronic data processing services.

g)           In accordance with the Mexican Income Tax Law, companies that carry out related party transactions are subject to tax obligations with respect to the determination of prices agreed upon.  Such prices should be comparable to prices that would be used with or among independent parties in arm’s-length transactions.  The tax authorities could reject the amounts determined and demand payment of taxes.  The Group’s management believes that all related party transactions were agreed upon on an arm’s-length basis and, therefore, there is no contingency in its charge.

h)           Drogarias records certain provisions for contingencies based on the opinion of its legal advisors.  Accordingly, Drogarias maintains a provision for the total labor and tax lawsuits, classified as risk of a probable loss.  At December 31, 2009 and 2010, the liability recorded to cover those losses amounted to thousands of Brazilian real is R$2,422 and R$1,619, respectively (Ps. 18,132 and Ps. 12,013), which is included in the line item “Other payables” under long-term in the consolidated balance sheet.

In addition, Drogarias is subject to certain contingencies that may result in present obligations.  The solution of these matters is in a preliminary stage and a conclusion might take several years.  The contingencies refer to: (i) information required by the Brazilian tax authorities whose nonperformance might result in fines payable by the Company; and (ii) the adoption by Drogarias adopted different forms of remuneration to its management that do not conform to the Brazilian labor legislation.  Accordingly, Drogarias has recorded an estimate for those contingencies at December 31, 2009 and 2010 in the amount of R$2,278 and R$1,822, respectively (Ps.17,054 and Ps.13,512), which is included in the caption of “Other payables” under long-term.  In the opinion of the Companies’ advisors, that provision is sufficient to cover the contingencies discussed.

i)            Farmacias Peruanas, S.A. filed a suit against liquidation issued by the Superintendency of Tax Administration of Peru (SUNAT), due to differences of criteria for determining the tax base of fiscal years 2001 and 2003 in the amounts of $7,170 and $1,827 thousands of Peruvian soles (Ps. 31,600 and Ps. 8,052), respectively.  The SUNAT has declared the claims filed by the Company to be inadmissible.  On November 11, 2010, the Company challenged that ruling handed down.

At September 30, 2010, Management has created a provision in the amount of Ps. 3,534 which, based on the opinion of its legal advisors, it considers sufficient to cover the liquidation discussed, and it has the necessary arguments to have a ruling handed down in its favor.  At the date of the auditors’ report, the SUNAT had not handed down the additional pertinent ruling.

j)            In 2002 and 2003, Farmacias Benavides, S.A.B de C.V. determined its tax base by applying the official rates of inflation.  As a result, the Company recognized a tax gain on inflation in the amount of Ps. 57,000.  In 2009, Farmacias Benavides, S.A.B. de C.V. filed a claim for refund of excess taxes paid approximating Ps.15,000.  On April 6, 2010, the claim was rejected by the Mexican tax authorities, since the procedure was not determined in accordance with the standard in effect.  The Company filed a dissent against that ruling.

k)           In accordance with Mexican, Chilean and Brazilian tax legislation, the respective tax authorities can exercise their inspection powers in the normal course of the Group’s operations.  The tax authorities in Mexico have the power to review up to five fiscal years preceeding the last income tax return filed by the  Company Company and its subsidiaries.  The Group can not foresee if the reviews discussed will give rise to future contingencies.  However, they will be disclosed and/or recognized when they are known.

l)           In addition to the issues discussed above, the Company and its subsidiaries are involved in various lawsuits and claims derived from the normal course of its operations.  Management believes that these matters will not have a significant impact on the Group’s consolidated financial position or results of operations.

m)          FASA rents the locales occupied by its pharmacies.  The amount of its annual rents payable, derived from the lease agreements, is as follows:

	Amount
Commitments at one year	Ps.	825,617
Between one and five years		2,891,543
More than five years		6,730,515
Operating lease		930,675
	Ps.	11,378,350

20.         Recently issued financial reporting standards:

In 2009 and 2010, the CINIF issued the following Mexican FRS that will go into effect as of January 1, 2011 and 2012:

FRS B-5. “Financial information by segment” (FRS B-5)
This accounting standard substitutes Bulletin B-5 with the same name.  Effective 2011, the main changes are: (i) companies should disclose information by operating segment that is used regularly by executive management, in addition to the information about products or services and geographic areas reported in accordance with Mexican Bulletin B-5; (ii) disclosure of information by primary and secondary segments is eliminated; (iii) for qualifying as operating segments, it is not required for business areas to be subject to distinct risks between each other; (iv) it allows for considering a business in a pre-operating stage as an operating segment; and (v) it requires that the components of the RIF be disclosed as well as liabilities by operating segment.  The Group is in the process of evaluating the impact that adopting this provision will have on its consolidated financial statements.

FRS B-9. “Interim financial reporting” (FRS B-9)
This accounting standard substitutes Mexican Bulletin B-9 (Bulletin B-9) with the same name.  Effective 2011, the main changes are: (i) the statement of changes in stockholders’ equity and statement of cash flows, in addition to the balance sheet and the statement of income (operations), should be presented on a condensed basis when interim financial statements are prepared (Bulletin B-9 does not require that the statement of changes in stockholders’ equity be presented, and it only suggests that the statement of changes in financial position be presented); and (ii) the information presented for interim periods should be compared with its equivalent interim period of the immediately foregoing year.  Furthermore, it requires that the balance sheet be compared with the balance sheet at the immediately preceding annual closing date.  The Group believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-4. “Inventories” (FRS C-4)
This accounting standard substitutes Mexican Bulletin C-4 with the same name.  Effective 2011, the main changes are: (i) the direct cost method is eliminated; (ii) the allocation formula of the “last-in/first-out” cost of inventories is eliminated (application of the above changes is retrospective); (iii) inventory valuation should consider the lower of acquisition cost or its net realization value (previously, the lower of the base of the cost or market was considered); (iv) the difference between the purchase price of the inventory in normal credit terms and the amount paid is not capitalized, except when the period of acquisition or production is extended; (v) impairment losses are recorded in the cost of sales and reversed by decreasing the cost of sales when the circumstances that generate them no longer exist; and (vi) the amount of inventories recognized in income is disclosed when other elements are included in the cost of sales or when elements comprising the cost of sales are presented in different line items.  The Group believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-5. “Prepaid expenses” (FRS C-5)
This accounting standard substitutes Mexican Bulletin C-5 with the same name.  Effective 2011, the main changes, whose application is retrospective, are: (i) it excludes the prepaid expense of taxes on earnings, the projected net asset of the pension plan, as well as prepaid interest; (ii) advances for purchases of inventories or fixed assets should be classified as current or non-current in connection with its purpose, but outside of inventories or fixed assets; (iii) impairment losses are recognized in income.  However, their effect can be reversed and recorded in income when this occurs, under certain circumstances.  Management believes that adoption of this provision will have no impact on its consolidated financial statements.

FRS C-6. “Property, plant and equipment” (FRS C-6)
This accounting standard will replace Mexican Bulletin C-6 with the same name.  Effective January 1, 2011, the main changes, whose application is prospective, are: (i) the fixed assets used for developing, operating or maintaining biological assets and the extractive industry form part of this Mexican FRS; (ii) it sets forth the guidelines for recognizing the exchange of nonmonetary assets at fair value and the basis for determining the residual value of a component; (iii) the value affixed by the appraisal to the assets acquired at no cost, which allows for recognizing a donated surplus, is eliminated; (iv) the significant components of an item should be depreciated as if they were a single component, independently from the depreciation of the rest of the item; and (v) the unused component should be depreciated, unless depreciation is determined based on the activity of the component.  In addition, FRS C-6 requires that the main components of fixed assets that have a specific useful life, clearly distinct from the rest of the parts, are depreciated separately based on that specific useful life.  Management estimates that adoption of this provision will have no impact on its financial statements.

FRS C-18. “Obligations associated with the retirement of property, plant and equipment” (FRS C-18)
This accounting standard eliminates the supplementation of IFRIC 1. “Changes in existing liabilities due to retirement of service, restoration, and similar items” of International Financial Reporting Standards.  Recognition of the accounting change should be retrospective.  Effective January 1, 2011, the main changes are: (i) it sets forth the guidelines for measuring obligations associated with the retirement of a component; (ii) obligations are recognized at present value of the flows required; and (iii) they are initially recognized against the acquisition cost of the assets that generate them and, subsequently, the changes in estimates that generate the discount rates are recognized in the financial cost, whereas changes in estimates of cash flows are recognized against the pertinent asset.  Group Management estimates that adoption of this provision will have no impact on its consolidated financial statements.

“Improvements to 2011 Financial Information Standards”
Effective January 1, 2011, the main changes are as follows:
(i) FRS B-1. “Accounting changes and error corrections” for presenting the opening statement of financial position if adjustments are retrospective.

(ii) Bulletin C-3. “Accounts receivable”, whose application is prospective in connection with recording interest as accrued, and they are determined on a reliable base and their recovery is likely.

(iii) Bulletin C-10. “Derivative financial instruments and hedging transactions”, whose application is retrospective for excluding some effects of hedge effective, recognizes forecasted transactions between related parties with a different functional currency as hedge, and presents “margin accounts” separately.

(iv) Bulletin D-5, “Leases”, whose application is prospective, for using the discount rate in the capitalized lease, and treating the recognition of the gain or loss on the sale and leaseback.  Management believes that adoption of this provision will have no impact on its consolidated financial statements.

IFRS 19. “Change derived from the adoption of International Financial Reporting Standards” (IFRS 19)

In January 2009, the National Banking Commission and Securities in Mexico (Comision Nacional Bancaria y de Valores or CNBV-Spanish acronym) established rules for companies that list their shares on the Mexican Securities Exchange (Bolsa Mexicana de Valores or BMV-Spanish acronym) to adopt International Financial Reporting Standards (IFRS) no later than January 1, 2012, issued by the International Accounting Standards Board (IASB).  Its early adoption is permitted in fiscal years 2008 to 2011, upon notification to the CNBV and BMV.

Pursuant to the foregoing, the CINIF issued Mexican IFRS 19 in order for bound entities disclose the estimated date of adoption, as well as the effects will impact the financial statements.  This standard goes into effect for financial statements issued beginning September 30, 2010.  Consequently, the Group will adopt IFRS as issued by the IASB, effective January 1, 2012.  Therefore, the information shown in the last financial statements based on Mexican FRS will be changed starting with the period of adoption.  The change will be recognized retrospectively as if it involved an accounting change of a particular standard.  Management has compiled the necessary resources for conversion to IFRS and it is in the process of identifying and quantifying the required adjustments that would impact the Group’s consolidated financial statements.

21.         Differences between Mexican FRS and U.S. GAAP:

a)   Basis of presentation under U.S. GAAP

The Group’s consolidated financial statements are prepared based on Mexican FRS, which differ in certain material respects from generally accepted accounting principles applicable in the United States (U.S. GAAP).  The term “SFAS” as used herein refers to U.S. Statements of Financial Accounting Standards.  In addition, the term “FASB” refers to the U.S. Financial Accounting Standards Board.

On July 1, 2009, the FASB changed the manner in which accounting standards were organized by the implementation of the FASB Accounting Standards Codification (ASC).  Therefore, ASC 105, “Generally Accepted Accounting Principles” (ASC 105) was issued.  Effective that date, ASC 105 is the single official source of authoritative nongovernmental U.S. GAAP, except for Securities and Exchange Commission (SEC) rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants.  The standard is effective for interim and annual periods ending after September 15, 2009.  The Group adopted the provisions of the standard on September 30, 2009, which did not have a material impact on its audited consolidated financial statements.

As discussed in Note 3 d) hereinabove, through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the impact of inflation was recognized in accordance with Mexican Bulletin B-10 regardless of the level of inflation.  The effect of the inflation adjustments previously recognized has been maintained in the corresponding line item of the financial statements of the last year reported in accordance with Mexican FRS B-10.  This standard requires that the restated amounts of nonmonetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008.  Therefore, the carrying amounts affected the net income of 2008, 2009 and 2010 and will also affect net income in future periods.  For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.  For U.S. GAAP, financial statements should be prepared on a historical cost basis.

Effective January 1, 2008, the Group adopted Mexican FRS B-10, “Impact of inflation” (FRS B-10), substituting for Mexican Bulletin B-10.  FRS B-10 sets forth that the financial statements that recognize the impact of inflation are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment.

Pursuant to the foregoing, the Group has not recognized the impact of inflation for the years ended December 31, 2008, 2009 and 2010 due to the non-inflationary economic environment existing in the countries where the Group operates (Mexico, Brazil, and effective 2010 Chile).  Consequently, effective 2008, the amounts of the statements of income and cash flows are presented in nominal Mexican pesos.  Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary by applying the comprehensive method set forth by Mexican FRS B-10.

The reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP does not include the reversal of inflation accounting adjustments as of and for the years ended December 31, 2008, 2009, and 2010, as these adjustments represent a comprehensive measure of the impact of price-level changes in the applicable countries and, as such, are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustments between Mexican FRS and U.S. GAAP.

b)          Statement of cash flows

At December 31, 2008, 2009, and 2010, the statements of cash flows prepared under the indirect method in a non-inflationary economic environment present cash inflows and outflows of the period which do not include the impact of inflation of the period, and therefore, the amounts of statements of cash flows are presented in nominal Mexican pesos.  Accordingly, the statements of cash flows prepared in accordance with Mexican FRS present substantially the same information as required under U.S. GAAP as interpreted by “Statement of Cash Flows” (ASC 230), except for the recognition in operating, financing and investing activities of the U.S. GAAP adjustments which are not material.  Therefore, the Group considers that no reconciliation is needed.

Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, in accordance with Mexican FRS B-10.  Accordingly, the statements of cash flows will recognize the Group’s appropriate presentation when the financial statements are restated to constant Mexican pesos in accordance with the FRS B-10 (Note 3d).  Under ASC 230, a statement of cash flows that presents only cash movement and excludes non-cash items is required.  This standard does not provide guidance on inflation-adjusted statements of cash flows.

c)   Deferred income tax

i)            Effective January 1, 2008, the Mexican tax authorities enacted the IETU Law, which co-exists with the Income Tax Law (Note 17).  Therefore, the Mexican entities pay Income Tax or IETU, whichever is higher.  At December 31, 2010, the Company and its Mexican subsidiaries determined that income tax will be the tax on earnigs that will normally be paid instead of IETU in the following years, in accordance with a projection based on reasonable assumptions.  Accordingly, the companies accounted for the deferred income tax effect, in accordance with Mexican FRS D-4, “Taxes on earnings”, and its related IFRS-8, “Effect of Corporate Flat Tax”.

Under Mexican FRS, the Group determines the deferred income tax effect in a manner similar to U.S. GAAP by using the “asset and liability method”, by applying the enacted statutory income tax rate at the closing date of the financial statements to the total temporary differences, as well as tax loss carryforwards and tax credits.  All of the changes in the deferred income tax effect during the year are allocated in the income statement, except for the deferred income tax effect derived from temporary differences attributable to changes in other stockholders’ equity accounts.  In that event, such an effect is applied directly to the specific stockholders’ equity accounts that generate such changes.

Nevertheless, there are specific differences as compared to the calculation under ASC 740, “Accounting for Income Taxes”, as follows: (i) through December 31, 2007, under Mexican GAAP, the recognition of the accumulated initial effect of the “asset and liability method” at January 1, 2000 was recorded to stockholders' equity in the line item “Accrued deferred income tax on earnings”.  The balance of that line item in the amount of Ps. (40,695) at December 31, 2007, was reclassified to retained earnings in January 2008, as a result of a Mexican accounting change; (ii) effective January 1, 2008, a deferred income tax asset or liability should be considered as a monetary item if it is derived from monetary item.  Should the deferred income tax asset or liability be derived from nonmonetary item, it is considered nonmonetary item.  Under U.S. GAAP, the deferred income tax balance is classified as a nonmonetary item; (iii) should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation on the deferred income tax not recognized in the periods in which the economic environment was non-inflationary, in accordance with Mexican FRS B-10; and (iv) the effects of deferred income tax on the reconciling items between Mexican FRS and U.S. GAAP.

ii)           For Mexican FRS, the deferred tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reversed and materialize, while under US GAAP, deferred tax assets and/or liabilities should be classified as short-term or long-term items depending on the nature of the line item that gives rise to such deferred tax assets and liabilities.  A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including the deferred income tax asset related to tax loss carryforwards, is classified in accordance to its expected reversal date.  At December 31, 2009 and 2010, the deferred income tax effect under Mexican FRS and US GAAP was classified as follows:

	Constant mexican pesos
	Mexican GAAP				U.S. GAAP
	2009		2010		2009		2010
Current	Ps.		Ps.		Ps.	(71,352)	Ps.	(217,876)
Noncurrent		675,768		(76,508)		747,120		141,368
	Ps.	675,768	Ps.	(76,508)	Ps.	675,768	Ps.	(76,508)

The effects of deferred income tax on reconciling items between Mexican FRS and U.S. GAAP (basically the funded status) for 2010 amounted to Ps. 33,887 as a noncurrent deferred income tax asset for U.S. GAAP purposes.

Under U.S. GAAP, for a particular tax-paying component and within a particular tax jurisdiction: (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

At December 31, 2010, the income tax asset consisted of Mexican income tax liability in the amount of Ps.213,692 and Chilean income tax asset in the amount of Ps. (290,200).

iii)          Effective January 1, 2010, the Mexican tax authorities approved the tax consolidation regime change which required determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 by applying the provisions discussed in Note 17d).  Under Mexican GAAP, based on Interpretation 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings”, this change was recognized against prior year retained earnings in the amount of Ps. 133,619.  Under US GAAP a change in tax status that results from a change in tax law is recognized on the enactment date.  Consequently, the effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations.  Therefore a reconciliation line item is shown in Note 22).

As explained in the Note 17a), on June 25, 2010, the Company decided it no longer determines its consolidated taxable income with the rest of its controlled subsidiaries for fiscal 2010.  As a result of tax deconsolidation, the Company paid the resulting income tax in the equivalent amount  referred to above.

d)          Accounting for uncertainty in income taxes

Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions.  Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable.  For U.S. GAAP, the Group adopted ASC 740, “Accounting for Uncertainty in Income Taxes”, effective January 1, 2007 (ASC 740).  This standard defines the confidence level that a tax position has taken or is expected to take on a tax return to be recognized in the financial statements.  The evaluation is a two-step process: recognition and measurement of a tax position.  The tax effects of a position must be recognized only if the position is “more-likely-than-not” to be sustained based on its technical merits (legislation and statutes, legislative intent, regulations, rulings, and case law) at the reporting date.  For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information for each position.

The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position.  If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized in the financial statements.  The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.  At December 31, 2009 and 2010, there are no uncertain tax positions “more-likely-than-not” that should be recognized in the Group.  Therefore, no reconciling item from Mexican GAAP to U.S. GAAP is needed.

If during any period after recognition the threshold ceases to be met, the previously recorded benefit must be derecognized.  Moreover, the benefit of a tax position that initially fails to meet the more-likely-than-not threshold should be recognized in a subsequent period if changing facts and circumstances enable the tax position to meet the threshold, the matter is effectively settled through litigation with the tax authorities, or the statute of limitations has expired.

At December 31, 2009 and 2010, the Group has recognized the provisions set forth in this standard.

e)           Deferred employee profit sharing

The Companies established in Mexico are obligated to pay profit sharing to their employees.  Profit sharing is calculated by applying a 10% annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law in Mexico.  Deferred employee profit sharing is determined by applying the “asset and liability method”.  If applicable, employee profit sharing is classified as an operating expense for U.S. GAAP purposes, whereas for Mexican FRS it is classified in “other expenses, net”.  At December 31, 2009 and 2010, the deferred employee profit sharing assets amounted to Ps. 19,055 and Ps. 7,868, which were included with a related valuation allowance, in accordance with Mexican FRS and U.S. GAAP (Note 3 o) hereinabove).

f)           Additional employee retirement liability and unrecognized net transition obligation

i)            Under Mexican FRS, through December 31, 2007, the Group determined the costs of the benefits of the employee pension plan and seniority premium based on the obligations’ net present value, and amortized any unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss, following the “corridor method” (Note 3o) over the employees’ estimated active service lives, as permitted by ASC 715-30, “Compensation – Retirement Benefits – Defined Benefit Plans – Pensions”, under U.S. GAAP.  Effective January 1, 2008, resulting from the adoption of new Mexican FRS D-3, the unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss accrued as of December 31, 2007, should be amortized to the income statement over a maximum period of five years, while the new actuarial results generated after the adoption of new Mexican FRS D-3 are amortized normally over the employees’ estimated active service lives following the corridor method.  At December 31, 2008, 2009, and 2010, the effect of these differences was not material.

ii)           The adoption of Mexican FRS B-10 requires the application of real rates for actuarial calculations for entities that operate in inflationary economic environments and nominal rates for those that operate in non-inflationary economic environments.  The Group uses those same criteria under U.S. GAAP.

iii)          For U.S. GAAP purposes, in September 2006, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued (ASC 715, “Compensation-Retirement Benefits”).  This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.

At December 31, 2008, 2009 and 2010, the funded status (benefits’ obligation less fair value of plan assets) of the defined benefit pension and other postretirement plans that considers the unrecognized net transition obligation, negative plan amendments and unrecognized net loss (gain) amounted to Ps. 72,123, Ps. 66,115 and Ps. 112,954, respectively, which was recorded in other comprehensive income, net of income tax.  Therefore a reconciliation line item is shown in Note 22).

g)          Goodwill

Goodwill recognized under Mexican FRS has been adjusted for U.S. GAAP purposes due to beginning January 1, 2002.  Goodwill is not amortized under U.S. GAAP, while under Mexican FRS goodwill was amortized until December 31, 2004.  Therefore a reconciliation line item is shown in Note 22).

In addition, under U.S. GAAP, the Group assesses goodwill and indefinite-lived intangible assets for impairment annually unless events occur that require more frequent reviews.  Discounted cash flows analyses considering the use of market considerations are applied to assess the possible impairment of goodwill and indefinite life intangible assets.  If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available.  Considerable judgment is necessary to estimate discounted future cash flows.  Assumptions used for cash flows are consistent with internal forecasts and industry practices.  In addition, the growth and discount rates in determining its projected future cash flows are used by the Group.  All these provisions are virtually identical to Mexican GAAP and U.S. GAAP (Note 3l).  Differences in other factors explained below led to different impairment loss or impairment testing results between Mexican FRS and U.S. GAAP.

Under U.S. GAAP, the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of the reporting unit exceeds its fair value, the “second step” of the goodwill impairment test discussed below is applied by the Group to measure the amount of impairment loss, if any.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and thus the second step of the impairment test is unnecessary.

The second step consists of comparing the “implied fair value” of reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.    The implied fair value is determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.  That allocation process is performed only for purposes of testing goodwill for impairment.

The situation referred to above, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” (Note 3l) under Mexican FRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP, originate, when applicable, different amounts of impairment losses.  In addition, under U.S. GAAP subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed, while Mexican GAAP allows the reversal of the recognition of impairment under certain circumstances.  Moreover, impairment loss under U.S. GAAP is included in the determination of operating income.  Under Mexican FRS, this item is part of “other (income) expenses, net”.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in Brazil in the amount of Ps. 109,000 which differs from impairment loss under Mexican GAAP as explained above.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000 (Note 10).  Therefore a reconciliation line item is shown in Note 22).

Likewise, during the last 2010 quarter, based on the results of the goodwill and indefinite-lived intangible assets testing for impairment, the Group determined the fair value of a reporting unit exceeds its carrying amount of goodwill and indefinite-lived intangible assets; thus, the second step of the impairment test was not required.

h)          Other classification differences

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP.  A description of these different classifications is as follows:

Under Mexican FRS several unusual or non-recurring transactions, such as restructuring costs (severance payments), gain or losses on the disposal of fixed assets and impairment losses, are included in the line item “other (income) expenses”.  Under U.S. GAAP these items are recorded in operating expenses. At December 31, 2008, 2009 and 2010, the effect of these unusual or non-reccurring transactions was not material.

At December 31, 2010, the amount of long-lived assets classified as held for sale for approximately Ps. 29,341 was classified as “other current assets” under Mexican FRS, whereas under U.S. GAAP such amount is presented separately in the statement of financial position.

22.         Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),
	except per share
NET INCOME							Convenience
			Year				translation
	2008		2009		2010		2010

Controlling interest net income under Mexican FRS	Ps.	595,118	Ps.	280,278	Ps.	276,934	$22,366

Additional employee retirement liability

(Note 21.f)		2,200		412		(22,339)	(1,804)

Unrecognized net transition obligation (Note 21.f)		743		(1,489)		(5,887)	(475)
Impairment loss (Note 21.g)				101,000
A change in the tax status of an enterprise (Note 21.c)				(133,619)
		2,943		(33,696)		(28,226)	(2,279)
Controlling interest net income under U.S. GAAP	Ps.	598,061	Ps.	246,582	Ps.	248,708	$20,087

Noncontrolling interest net income under U.S. GAAP	Ps.		Ps.		Ps.	(6,864)	$(554)

Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per share under U.S. GAAP	Ps.	2.25	Ps.	0.93	Ps.	0.91

STOCKHOLDERS’ EQUITY					Convenience
					translation
	2009		2010		2010

Stockholders’ equity under Mexican FRS	Ps.	6,651,209	Ps.	7,082,848	$572,041
Additional employee retirement liability		(47,232)		(79,067)	(6,386)

Unrecognized net transition obligation		(3,609)
Amortization and impairment of goodwill		127,928		127,928	10,333
		77,087		48,861	3,947
Stockholders’ equity under U.S. GAAP	Ps.	6,728,296	Ps.	7,131,709	$575,988

Noncontrolling interest
Stockholders’ equity under U.S. GAAP	Ps.		Ps.	151,395	$12,228

Changes in stockholders’ equity under U.S. GAAP
					Convenience
					translation
	2009		2010		2010
Stockholders’ equity under U.S. GAAP as of beginning of the year	Ps.	6,586,925	Ps.	6,728,296	$543,406
Comprehensive income under U.S. GAAP		311,371		403,413	32,582
Dividends paid		(170,000)
Stockholders’ equity under U.S. GAAP at year end	Ps.	6,728,296	Ps.	7,131,709	$575,988

Comprehensive income under U.S. GAAP
					Convenience
					translation
	2009		2010		2010
Controlling interest net income under U.S. GAAP	Ps.	246,582	Ps.	248,708	$20,087

Accumulated effect on translation		64,789		3,310	267
Noncontrolling interest				151,395	12,228
Comprehensive income	Ps.	311,371	Ps.	403,413	$32,582

23.         Supplementary U.S. GAAP disclosures:

a)           Financial instruments with off-balance-sheet risk

Under ASC 825, “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico, as well as Rio de Janeiro, Brazil, and effective October 2010, Chile and Peru.  No single customer accounted for a significant amount of the Group’s sales in fiscal 2008, 2009 and 2010, and there were no significant accounts receivable from a single customer for the same years.  Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

b)          Accounts receivable

The majority of the Group’s accounts receivable is due from companies in the pharmaceutical products and health-and-beauty/products activities.  Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required.  Accounts receivable are due within a 60-120 day term and are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding longer than the agreed upon payment terms are considered past due.  The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.  The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to income.

c)           Impairment of other long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the property and equipment during its remaining economic useful live, reduced by the operating costs and expenses associated with such cash flows, is less than the net carrying value of such assets.  The impairment that must be charged to operations is the amount by which the net book value exceeds its recovery value.  At December 31, 2009 and 2010, there were no indications of impairment.  Other long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur.  Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is permitted under Mexican FRS, as well as that the impairment is charged in “other expenses, net”, in lieu of being charged to operations under U.S. GAAP.

ASC 360, “Accounting for the impairment or disposal of long-lived assets” sets forth the valuation of fixed assets and some intangibles held for sale at the lower of their net carrying value or their net realized value.  ASC 360 specifies the criteria to classify an asset as held-for-sale and the reporting criteria for reporting the effects of the disposal of a business segment.  Those rules require showing expected future operating losses from discontinued operations when the losses are incurred.  At December 31, 2009 and 2010, the Group did not hold any long-lived assets held-for-sale or discontinued operations.

d)           Business combinations

ASC 805, “Business Combinations” sets forth guidelines to accounting for the acquisition of business, and is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008.  ASC 805 establishes accounting for all business combinations using the purchase method.  This guidance requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree.

The measurement requirements result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests.  The Group recognizes in income any gain on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree.  Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business are included as part of the business combination accounting.  As a result, those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

This standard also changes the accounting for contingent consideration in process research and development, contingencies, and restructuring costs.  In addition, changes in deferred tax asset valuation allowance and acquired income tax uncertainties in a business combination that occur after the measurement period will impact income taxes.

Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP under ASC 805.  Consequently, adoption of this guidance had no impact on the Group’s consolidated results and financial position.

As discussed in Note 1c) abovementioned, the Group completed analyzing and clearing the accounting records of Drogasmil.  Consequently, the final allocation of purchase price was performed by the Group in accordance with provisions discussed above.  Therefore, the Group determined that changes were not generated in the preliminary allocation of the purchase price of the net assets acquired at the acquisition date as a result of the final distribution of the price paid for those assets.  In addition, the preliminary value of goodwill recorded at the acquisition date was not changed either.

As discussed in Note 1d), the Company acquired the shares issued and outstanding representative of the capital stock of FASA.  The agreed upon sales price amounted to Chilean pesos $240,870,791 thousand (approximately Ps. 6,201,240).  The purchase price was allocated to underlying assets and liabilities based on their fair value at the acquisition date.  The purchase price allocation includes goodwill and other intangible assets.  The following table represents the purchase price allocation:

(Thousands of Mexican pesos)
Cash and equivalents	$286,512
Trade receivables, net	426,949
Other accounts receivable	583,784
Inventories	2,890,229
Other current assets	43,966
Property and equipment, net	2,374,094
Investment in associates	46,768
Other assets	159,273
Goodwill, intangible assets, and deferred charges	7,011,179
Short-term debt	(308,525)
Trade accounts payable	(3,660,555)
Other payables	(1,086,840)
Long-term debt	(2,246,771)
Employee benefits	(58,781)
Other payables	(120,545)
6,340,737
Noncontrolling interest	(139,497)
Total acquisition consideration	$6,201,240

Goodwill impairment testing

The new business combination guidance amends the goodwill impairment test requirements.  For a goodwill impairment test as of the effective date of the new guidance, the value of the reporting unit and the amount of implied goodwill, calculated in the second step of the test, is determined in accordance with the measurement and recognition guidance on accounting for business combinations under the new standard.  This change could affect the determination of what amount should be recognized as an impairment loss for goodwill recorded before the effective date of the new standard.  This new guidance is effective January 1, 2009 for the Group and applies to goodwill related to all acquisitions.

At December 31, 2009 and 2010, the Group has Ps. 1,305,227 of goodwill related to business acquisitions previous to January 1, 2009.  The Group’s adoption of this provision had no impact on the results of its impairment testing subsequent to that date.

e)           Effect on income taxes in a business combination

The Group records all changes to a valuation allowance for acquired deferred income tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense.  However, ASC 805, “Business Combinations”, amends ASC 740, “Income Taxes”, to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes in an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill.  This accounting is required effective January 1, 2009 for the Group and applies to valuation allowances and tax positions related to all acquisitions.

At December 31, 2009 and 2010, the Group does not have a valuation allowance related to deferred tax assets acquired in the business combination discussed in Note 1c) and 1d) hereinabove.  Any change in the valuation allowance subsequent to December 31, 2008 will be recorded as a reduction of income tax expense rather than as a reduction of goodwill.

f)           Variable interest entities

Under U.S. GAAP, the Group applies ASC 810, “Consolidation” (formerly Interpretation 46R, “Consolidation of Variable Interest Entities, an interpretation”).  The interpretation addresses the consolidation of variable interest entities (VIE) which have one or more of the following characteristics: (i) entities in which the equity investment at risk is not sufficient to finance their operations without requiring additional financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity’s activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity.

Variable interests, among other factors, may be represented by operating losses, debt, contingent obligations or residual risks and may be assumed by means of loans, guarantees, management contracts, leasing, put options, derivatives, etc.  A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE.  In connection with related parties discussed in Note 11), the Group considers that related parties are not VIEs under the scope of ASC 810, and, therefore, as of and for the years ended December 31, 2009 and 2010, the Group has not consolidated any assets, liabilities or operating results of such entities.

g)          Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in Mexico, Brazil and, effective October 2010, Chile.  Those fluctuations impact the long-term debt incurred from loans obtained from Chilean and Mexican banks, as well as marketable bonds discussed in Note 12).  In addition, the Group obtained various secured and unsecured loans in various amounts for the financing of its operations as well as to acquire the shares issued and outstanding representative of the capital stock of FASA (Note 1d).

The Group has managed its interest rate risks considering the available financing rates in the market.  In addition, at the issue date of the financial statements, the Group had entered into cash flow hedge contracts (Dollar / Peso Forwards).  The Company agreed upon these transactions in different months of the year to look for a future U.S. dollar purchase price on different dates, and to be able to meet its U.S. dollar-denominated commitments.  The designation of hedges is documented by describing the strategy and objective of management of risks, hedged risks, its accounting recognition, and how its effectiveness is measured.  Management estimates that the changes in cash flows of these instruments maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge. The Company does not carry out derivative instruments trading (Note 8).

h)          Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities.  Cash equivalents are recognized at fair value considering quoted market prices for the same or similar instruments.  The estimated fair value of long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available for the Group to negociate debt with the similar terms and due dates.

i)           Fair value measurements

In September 2006, ASC 820, “Fair Value Measurements and disclosure”, was issued.  ASC 820 redefines the concept of fair value and establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements.  The Statement does not change existing accounting rules on what can or what must be recognized, reported or disclosed at fair value in the Group’s financial statements.  This guidance does not eliminate practicability exceptions that exist in accounting pronouncements amended by this guidance when measuring fair value.

Under Mexican FRS, in addition to certain investments in trading securities which are recorded at their quoted market prices, the Group recognizes its derivative financial instruments at their estimated fair value (Notes 3f), h) and Note 8).  For Mexican FRS purposes, fair value is the amount for which a financial asset could be exchanged and a financial liability settled between willing parties in an arm’s length transaction.  Beginning in 2008, under U.S. GAAP, the fair value concept was redefined by ASC 820 as an “Exit Value”, which is the price that would be received to sell an asset or spent to pay a liability in an orderly transaction between market participants at the measurement date.  Under Mexican FRS, fair value is equivalent to a settlement amount at the balance sheet date while the Exit Value under U.S. GAAP considers the counterparty’s credit risk in the valuation.

The concept of Exit Value works under the premise that there is a market and market participants for the specific asset or liability.  When there is no market and/or market participants willing to make a market, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows: (i) unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; (ii) inputs that are observable, either directly or indirectly, but do not qualify as level (i) inputs and (iii) prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Group adopted this guidance on January 1, 2008.  The adoption of the guidance had no impact on the Group’s consolidated financial position and results of operations.

Effective date of ASC 820

On January 1, 2009, the Group adopted ASC Topic 820, “Fair Value Measurements and Disclosures”, for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis.  Examples of items within the scope of ASC 820 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under the accounting for the impairment or disposal of long lived assets.

In accordance with the aforementioned, at December 31, 2009, the Group recorded an estimated impairment loss in connection with its reporting unit in Brazil in the amount of Ps. 109,000 which differs from impairment loss under Mexican GAAP.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000 (Note 21g).  For that purpose the Group considered the level 3 of the fair values hierarchy.

j)           The Fair Value Option for Financial Assets and Financial Liabilities

Effective January 1, 2008, ASC 825, “Financial Instruments”, allows an option to make an irrevocable instrument-by-instrument election to measure eligible items at fair value in their entirety.  In addition, unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each reporting date.

In the year in which the guidance initially applied, the cumulative-effect adjustment is (1) measured as the difference between the carrying amounts and the fair values of financial instruments at the date of application and (2) recorded in the opening balance of retained earnings or in other appropriate components of equity or net assets in the statement of financial position.  The differences may include unamortized deferred fees, costs, premiums, and discounts, valuation allowances such as the allowance for loan losses, and accrued interest.  Any changes in fair value due to the concurrent adoption of the fair value measurement guidance will be included in the cumulative-effect adjustment if the fair value option (FVO) is also elected for that item.  The Company has not elected to measure any eligible item at fair value.

k)           Noncontrolling interests

On January 1, 2009, the Group adopted ASC 810, “Noncontrolling Interests in Consolidated Financial Statements”.  ASC 810 changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary.  The new standard defines a new term—noncontrolling interests—to replace what were previously called minority interests.  ASC 810 establishes noncontrolling interests as a separate component within the equity of a consolidated entity.  Also, it requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

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

l)            Employers Disclosures about Postretirement Benefit Plan Assets

On January 1, 2010, the Group adopted ASC 715, “Compensation-Retirement, 20, “Defined Benefits Plans-General, 50”.  This standard provides additional guidance regarding employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan.  The adoption of this interpretation increases the disclosures in the financial statements related to the assets of the Group’s postretirement benefit plans.

m)          Recently Issued Accounting Pronouncements

On January 1, 2010, the Group adopted the Accounting Standard Update (ASU) 2009 16, “Transfers and Servicing (ASC 860: Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140))”.

ASU 2009 16 removes the concept of a qualifying special purpose entity (QSPE), and the exception from applying ASC 810 10 (the variable interest entity accounting to qualifying special purposes entity), thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered qualifying special purposes entities.  Transferor imposed constraints on transferees whose sole purpose is to engage in securitization or asset backed financing activities.

ASC 860 modifies the financial-components approach used in U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  ASC 860 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.  ASC 860 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.  Enhanced disclosures are also required by ASC 860.  Adoption of this provision does not have an impact on the consolidated financial position and results of operation.

In June 2009, ASC 810, “Consolidation”, was issued.  ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities.  This standard is effective for interim and annual periods beginning after November 15, 2009. The Groups’ adoption of this provision had no impact on its consolidated financial position and results of operation.

In October 2009, ASU 2009-13, “Multiple-Deliverable Revenue Arrangements”, was issued. This standard modifies the fair value requirements of ASC 605-25, “Revenue Recognition-Multiple Element Arrangements”, by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable.  ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.  ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Adoption of this provision does not have an impact on the consolidated financial position and results of operation.

In April 2009, ASC 825, “Financial Instruments”, was issued.  ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods.  ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively.  Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

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

In March 2008, ASC 815, “Derivatives and Hedging” was issued.  ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, and how an entity accounts for, derivative instruments and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  ASC 815 is effective beginning January 1, 2009.  Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements”.  The new standard provides new disclosures relating to transfers in and out of levels 1 and 2 and activity in level 3 fair value measurements.  Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques.  This guidance is effective for interim and annual periods ending after December 15, 2009.  Adoption of this provision did not have an effect on the Group’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  The amendments require an entity to provide additional disclosures about its financing receivables on a disaggregated basis including a roll-forward schedule, the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and an aging schedule among others.  The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.  The Group is evaluating the potencial effect of this provision.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements”.  This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, and removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements.  According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, which is included in ASC 815.  This update clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements.  Only an embedded credit derivative that is related to the subordination of one financial instrument to another qualifies for the exemption.  This guidance became effective for the Company’s annual reporting period beginning January 1, 2010.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules — Amendments to SEC Paragraphs Pursuant to Release No. 33-9026; Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies” and ASU 2010-22, “Accounting for Various Topics — Technical Corrections to SEC Paragraphs — An announcement made by the staff of the U.S. Securities and Exchange Commission”.  Adoption of this provision had no impact on the Group’s consolidated financial statements.