Form 20-F/A
period 2010-12-31
GRUPO CASA SABA SA DE CV
filed 2011-07-05
CIK 906779

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

Yes __      No X

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2010 (“2010 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on June 30, 2011, to amend “Item 18. Financial Statements” by including an additional Report of Independent Registered Public Accounting Firm, included in page F-4 of our 2010 Annual Report on Form 20-F, with respect to our recently-acquired subsidiary Farmacias Ahumada S.A.

As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934, we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 1 under “Item 19. Exhibits” hereof.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2010 Annual Report on Form 20-F or reflect any events occurred after the June 30, 2011 filing date of our 2010 Annual Report on Form 20-F in any way.

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

GRUPO CASA SABA, S.A.B. DE C.V.

Dated: July 5, 2011	By:	/s/ Gabriel Saba D'jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders:
     Farmacias Ahumada S.A.:

We have audited the accompanying consolidated balance sheet of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the period from October 3, 2010 (the date of disposal) to December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The management of Farmacias Ahumada, S.A. decided to omit the 2009 comparative financial statement and their related notes as required by Mexican Financial Reporting Standards.

In our opinion, except for the omission of the comparative financial information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the period from October 3, 2010 (the date of disposal) to December 31, 2010, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. The management of Farmacias Ahumada, S.A. decided to omit information relating to the nature and effect of such differences in these consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

June 30, 2011

F - 4