Form 20-F/A
period 2010-12-31
GRUPO CASA SABA SA DE CV
filed 2011-09-23
CIK 906779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
______________________________

FORM 20-F/A
(Amendment No. 2)

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

Yes  X                                                    No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Not applicable

Yes __                                                    No __

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

Yes __      No X

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 2”) to our Annual Report on Form 20-F for the year ended December 31, 2010 (“2010 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on June 30, 2011 in order to restate “Item 18. Financial Statements” due to the inclusion of an additional Report of Independent Registered Public Accounting Firm on page F-4 of our 2010 Annual Report on Form 20-F, with respect to our recently-acquired subsidiary Farmacias Ahumada S.A. (which was also filed pursuant to the amendment to our 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 5, 2011 (“Amendment No. 1”)).

As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934, we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 2 under “Item 19. Exhibits” hereof.

Other than as set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2010 Annual Report on Form 20-F or reflect any events occurred after the June 30, 2011 filing date of our 2010 Annual Report on Form 20-F in any way.

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

GRUPO CASA SABA, S.A.B. DE C.V.

Dated: September 23, 2011	By:	/s/ Gabriel Saba D'jamus
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