Form 20-F
period 2011-12-31
GRUPO CASA SABA SA DE CV
filed 2012-05-15
CIK 906779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2011

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2011 was:

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

              This annual report contains translations of certain constant Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the constant Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated or at all.  The exchange rates used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. Dollars are determined by reference as of the specified date to the rate of Mexican Pesos per U.S. Dollar reported by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, or the Official Gazette of the Federation.  As of December 31, 2011, the Mexican Pesos per U.S. Dollar exchange rate, as reported by the Mexican Central Bank in the Official Gazette of the Federation, was Ps. 13.9787 to one U.S. Dollar.  See “Item 3. Key Information—Exchange Rate Information”.

        Unless otherwise specified, information included in this annual report is as of December 31, 2011.  References to “Ps.” or “Pesos” in this annual report are Mexican Pesos, references to “$CLP” are to Chilean pesos, references to Soles are to Peruvian Soles, references to “R$” or “Reais” are to Brazilian Reais, and references to “Dollars”, “U.S. Dollars”, “$” or “U.S.$” are to United States Dollars.  Certain amounts included in this annual report may not sum due to rounding.

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

FORWARD-LOOKING STATEMENTS

Some written information and oral statements made or incorporated by reference from time to time by us or our representatives in this annual report, other reports, filings with the Securities and Exchange Commission, or the SEC, press releases, conferences, or otherwise, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements, which are subject to various risks and uncertainties, include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievement, and may contain forward-looking terminology such as “anticipate”, “believe”, “continue”, “expect”, “estimate”, “project”, “potential”, “should”, “could”, “assume”, “intend”, “will”, “will likely result”, “may”, “plan”, or words or phrases of similar meaning that are predictions, estimates, expectations or indications of future events and future trends.  These statements are contained in the sections entitled “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating Financial Review and Prospects” and other sections of this annual report.

Forward-looking statements reflect our best assessment or estimate at the time and thus involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

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

The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

●	International, national and local general economic, financial and market conditions, inflation and interest rate movements;

●	The overall size and growth of the Mexican, Brazilian, and Chilean pharmaceutical markets;

●	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

●	Fluctuations and difficulty in forecasting operating results;

●	Our ability to integrate acquisitions and expansion into new markets;

●	Our ability to operate our retail pharmacy business efficiently;

●	Dependence on suppliers and clients;

●	General risks associated with doing business in Mexico, Brazil, and Chile including political and economic instability and changes in government regulations; and

●	Other factors referenced in this annual report.

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

Effective January 1, 2008, FRS B-10 “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low levels of inflation in Mexico during recent years (3.8% in 2011, 4.4% in 2010, 3.6% in 2009, 6.5% in 2008, and 3.8% in 2007), the cumulative inflation rate in Mexico over the three-year period prior to December 31, 2011 does not qualify the economic environment as inflationary.  Moreover, the economic environments in other countries where we operate do not qualify as inflationary. Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2012.  These expectations could change depending on actual economic performance.

As a result, the Group has not recognized the impact of inflation effective January 1, 2008, due to the non-inflationary economic environment existing in Mexico, Chile and Brazil.  Consequently, the amounts of statements of income and cash flows are presented in nominal Mexican pesos.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant Pesos as of December 31, 2007, in accordance with Mexican FRS.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 21 and 22 to our audited consolidated financial statements.The information set forth in the following table has been selected from our audited consolidated financial statements for the periods indicated.  This information should be read together with, and it is qualified in its entirety by reference to, our audited consolidated financial statements, the notes to such financial statements and the information under the section entitled “Item 5.  Operating and Financial Review and Prospects”.

Year ended December 31	2007	2008	2009	2010	2011	2011 (1)
	(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	25,259,662	28,400,059	29,791,657	33,840,754	46,568,226	3,331,370
Gross profit	2,484,257	3,065,588	3,225,855	4,527,791	8,774,219	627,685
Operating expenses	1,424,852	2,104,883	2,335,130	3,853,139	7,207,752	515,624
Operating income	1,059,405	960,705	890,725	674,651	1,566,467	112,061
Comprehensive cost of financing, net	17,848	181,118	262,243	262,239	1,040,060	74,403
Other income (expense) (2)	51,756	58,189	(136,307)	(97,131)	(132,400)	(9,472)
Income before taxes on earnings	1,093,313	897,567	492,175	318,181	400,169	28,627
Controlling interest net income	905,087	595,118	280,278	276,934	72,639	5,196
Non-controlling interest net income				(6,864)	4,346	311

Year ended December 31	2007	2008	2009	2010	2011	2011 (1)
	(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Net income per Ordinary Share (3)	3.41	2.24	1.05	1.01	0.33
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	25,259,662	28,400,059	29,791,657	33,840,754	46,568,226	3,331,370
Gross profit	2,484,257	3,065,588	3,225,855	4,527,791	8,774,219	627,685
Operating income	1,044,482	963,648	780,648	3,824,913	1,592,757	113,942
Income before taxes on earnings	1,078,390	900,510	592,098	646,425	426,459	30,508
Controlling interest net income (4)	890,164	598,061	246,582	248,708	98,929	7,077
Non-controlling interest net income				(6,864)	4,346	311
Net income per Ordinary Share (3)	3.35	2.25	0.93	0.91	0.37
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
Balance Sheet Data
Mexican FRS:
Property and equipment, net	1,269,821	1,404,985	1,400,188	3,534,551	3,406,855	243,718
Total assets	12,039,715	14,647,532	15,087,669	31,312,711	32,094,064	2,295,926
Short-term debt		271,824	1,491,126	9,195,340	3,050,826	218,248
Long-term debt		1,053,000	891,644	2,289,346	9,505,715	680,014
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	80,391
Controlling interest stockholders’ equity (4)	6,092,720	6,609,761	6,651,209	6,931,453	6,952,026	497,330
Non-controlling interest stockholders equity				151,395	155,741	11,141
U.S. GAAP (4):
Property and equipment, net	1,269,821	1,404,985	1,400,188	3,534,551	3,406,855	243,718
Total assets	12,066,643	14,674,460	15,215,597	31,312,711	32,290,417	2,309,973
Short-term debt		271,824	1,491,126	9,195,340	3,050,826	218,248
Long-term debt		1,053,000	891,644	2,289,346	9,505,715	680,014
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	80,391
Controlling interest stockholders’ equity (4)	6,091,437	6,586,925	6,728,296	7,131,709	7,182,918	513,847
Non-controlling interest stockholders equity				151,395	155,741	11,141

(1)
Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 13.9787 per U.S. $1.00, which was the Peso to U.S. Dollar exchange rate as of December 31, 2011, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)
Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services. See Note 3(k) to our audited consolidated financial statements for a description of impairment of intangible assets included as other expenses.

(3)	Based on the weighted average number of Ordinary Shares outstanding during each year.

(4)
For a discussion of the principal differences between U.S. GAAP and Mexican FRS concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 22 and 23 to our audited consolidated financial statements.

                                (b)  Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve.  This legal reserve must be increased annually until it reaches 20% of our capital stock.  After this allocation is made, it is then possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors.  We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made.  Additionally, the credit facility agreement entered into by the Company on August 30, 2010, as borrower, with HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC or HSBC Mexico and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders, for the amounts of Ps. 5,773,857,695 and Ps. 1,950,000,000 respectively (the “Acquisition Loan”) provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on our capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions.  These limitations will be effective until the Company’s obligations under the Acquisition Loan are fully paid. As of December 31, 2011, we had a legal reserve of approximately Ps. 252.0 million, which represented approximately 22.4% of our capital stock as of that date.  See Note 17 to our audited consolidated financial statements.    Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million (U.S$16.6 million),1 the equivalent of Ps. 0.6405 (U.S$0.06) per Ordinary Share.  Five percent of our net income for the year ended December 31, 2008 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 30, 2009 approved the payment of a dividend in the amount of Ps. 170.0 million (U.S$12.7 million),1 the equivalent of Ps. 0.6405 (U.S$0.05) per Ordinary Share. Five percent of our net income for the year ended December 31, 2009 was applied to the legal reserve.  At our annual shareholder’s meeting, held on April 30, 2010, our shareholders resolved not to declare a dividend given the strategic growth alternatives being considered, which required the use of the Company’s resources.  Five percent of our net income for the year ended December 31, 2010 was applied to the legal reserve.  At our annual shareholder’s meeting, held on April 29, 2011, our shareholders resolved not to declare a dividend given the restrictive covenants established in the Acquisition Loan.  Five percent of our net income for the year ended December 31, 2011 was applied to the legal reserve. At our annual shareholder’s meeting, held on April 27, 2012, our shareholders once again resolved not to declare a dividend given the restrictive covenants established in the Acquisition Loan used to purchase FASA in October 2010. See “Item 4.  Information on the Company—History and Development of the Company.”  Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  A determination to declare and pay dividends may depend on the following factors, among others:

●
the resolution by our shareholders in light of our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;

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

1 U.S. dollar conversions were calculated using the applicable exchange rate on the day that the dividend was paid.  In 2008, the exchange rate used was Ps. 10.2721:1 USD and for 2009, the exchange rate was Ps. 13.39:1 USD.

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

                                (c)  Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end free market exchange rates, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York for the purchase of U.S. Dollars, expressed in nominal Pesos per $1.00 U.S. Dollar.  The noon buying rate for Pesos on April 13, 2012 was Ps. 13.15 per U.S. Dollar.

	Exchange Rate(1)
Year ended December 31,	High	Low	Average(2)	Period End

2007	Ps. 11.27	Ps. 10.67	Ps. 10.93	Ps. 10.92
2008	13.94	9.92	11.14	13.83
2009	15.41	12.63	13.50	13.06
2010	13.19	12.16	12.62	12.38
2011	14.25	11.51	12.43	13.95

Month ended
October 31, 2011	Ps. 13.93	Ps. 13.10	Ps. 13.44	Ps. 13.17
November 30, 2011	14.25	13.38	13.70	13.62
December 31, 2011	13.99	13.49	13.77	13.95
January 30, 2012	13.75	12.93	13.40	12.98
February 28 2012	12.95	12.63	12.78	12.79
March 31, 2011	12.99	12.63	12.75	12.81
April 13, 2011	13.18	12.73	12.97	13.15

(1)	The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2)	Annual average rates reflect the average of month-end rates. Monthly average rates reflect the average of daily rates.

According to the U.S. Federal Reserve Board, during 2011, the Brazilian Real reached a high of $1.8865 Brazilian Reais per U.S. $1.00 on November 25, 2011, and a low of $1.5375 Brazilian Reais per U.S. $1.00 on July 26, 2011. On December 31, 2011, the exchange rate was Ps. 7.47 per $1.00 Brazilian Real and CLP 37.11 per $1.00 Mexican Peso as published by Mexico’s Central Bank, Banco de México

                                (d)  Risk Factors

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, operating revenues, results of operations or prospects, except where otherwise indicated or as the context may otherwise require.

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

The retail pharmacy markets in Mexico and Brazil are very fragmented.  In Mexico, we face competition from other large pharmacy chains, such as Farmacias Guadalajara, Farmacias Fénix as well as Farmacias del Ahorro and supercenter chains, such as Wal-Mart. In Brazil, we face competition from other pharmacy chains such as Drogaria São Paulo, Pague Menos and Drogasil, in the states of Río de Janeiro and São Paulo.  In addition, we face competition from supermarkets, mass merchandisers, discount stores, independently owned pharmacies, e-commerce and other smaller participants. In Chile, we face competition from Farmacias Cruz Verde, S.A. and Salcobrand, S.A., both of which are chain pharmacies.

Our ability to achieve profitability in our retail and distribution businesses depends on our ability to attract and retain loyal, repeat customers.  Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factors, our operating margins and profitability could be adversely affected.

Our Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Suppliers.  Our relationships with pharmaceutical suppliers and manufacturers give rise to substantial amounts that are due to us from time to time, including amounts owed to us for returned or defective goods and for services provided. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our suppliers. The bankruptcy, insolvency or other credit failure of any supplier or group of suppliers at a time when such suppliers have a substantial account payable balance due to us could have a material adverse affect on us.

Our Total Revenue and Results of Operations May Suffer Upon the Bankruptcy, Insolvency or Other Credit Failure of Our Customers.  Most of our customers in our distribution business buy pharmaceuticals and other products and services from us on credit that is short-term in nature and generally unsecured.  Credit is extended based on evaluation of a customer’s financial condition. The continued volatility of the capital and credit markets may adversely affect the solvency or creditworthiness of our customers. Any adverse change in general economic conditions can adversely reduce sales to our customers, affect consumer buying practices or cause our customers to delay or be unable to pay accounts receivable owed to us, which would reduce our revenue growth and cause a decrease in our profitability and cash flow. The bankruptcy, insolvency or other credit failure of any customer or group of customers that in the aggregate have a substantial amount owed to us could have an adverse affect on our results of operation.

Our Distribution Business is Dependent Upon Sophisticated Information Systems. The Implementation Delay, Malfunction or Failure of These Systems for Any Extended Period of Time Could Adversely Affect Our Business.  We rely on sophisticated information systems in our distribution business to obtain, rapidly process, analyze and manage data to (i) facilitate the purchase and distribution of thousands of inventory items from numerous distribution centers, (ii) receive, process and ship orders on a timely basis, (iii) manage the accurate billing and collections for thousands of customers and (iv) process payments to suppliers. If any such system is interrupted, damaged by unforeseen events or fails for any extended period of time, we could suffer an adverse effect on our results of operations.

We Provide Remote Hosting Services That Involve Operating Both Our Software and the Software of Third-Party Vendors for Our Customers. The ability to access the systems and the data, including inventory, purchasing management, price updates and advisory services that we provide to our customers, including data provided through our proprietary point-of sale system, www.farmaservicios.pdv, is critical to them. Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation (i) power loss and telecommunications failures, (ii) fire, flood, hurricane and other natural disasters and (iii) software and hardware errors, failures or crashes. We attempt to mitigate these risks through various means including disaster recovery plans and test systems but our precautions may not protect against all problems. Any significant instances of system downtime could adversely affect our reputation and ability to sell our remote hosting services.

The intrusion of unauthorized parties into our computer systems, as well as any other interruption or cyber-attack could jeapordize the confidentiality of our information and the continuity of our processes.

Grupo Casa Saba and its subsidiaries collect and store highly sensitive information within servers and private networks, such as: (i) business information, (ii) intellectual property rights (unpublished), (iii) information of our customers and suppliers, and (iv) personal information of our employees and executives. The processes related to the transmission, maintenance and security of this information are critical for our transactions and business strategies. Regardless the security measures adopted by Grupo Casa Saba and its subsidiaries, our information and technological infrastructure may be exposed to cyber-attacks, failures caused by errors performed by our employees, or any other unauthorized intrusion into our technological infrastructure.

Any attack or failure in our systems, could jeopardize the information that we store and expose it to theft or losses, which could result in lawsuits and legal proceedings against Grupo Casa Saba and / or any of its subsidiaries, due to the violation of confidentiality agreements executed with our customers, suppliers, employees or business partners, in addition to the reputational damage that the Company could suffer. This could adversely affect our operations and our market position.

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

Our Retail Pharmacy Business is Subject to Additional Risks That May Impede Our Desired Growth Plan.  Our ability to grow our retail pharmacy business may be constrained if suitable new store locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we may seek to lease or construct could impact our ability to find suitable locations and influence the cost of leasing, constructing and refurbishing our pharmacies. The expiration of leases at existing store locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate stores. Further, changing local demographics at existing store locations may adversely affect revenue and profitability levels at those stores.

Our retail pharmacy sales and profit margins are affected by the introduction of new brand name and generic drugs. New brand name drugs can result in increased drug utilization and associated sales revenues, while the introduction of lower priced generic alternatives typically result in higher gross profit margins. Accordingly, a decrease in the number of significant new drugs or generics successfully introduced could adversely affect our results of operation.

If We Fail to Offer Products and Services that are Attractive to our Customers, the Sales of our Retail Pharmacy Business may be Adversely Affected.  The success of our retail operations depends on our ability to offer a superior shopping experience, quality assortment of available merchandise and excellent customer service. We must identify, obtain supplies of, and offer to our customers, attractive, innovative and high quality products on a continuous basis. Our products and services must satisfy the desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. As a consequence, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices, which would adversely affect our business and results of operations.

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and This May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers.  One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information.  However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities.  Corporate governance standards applicable to companies listed in Mexico and the United States differ.  See “Item 16G.  Corporate Governance.”  In January of 2009, the Mexican National Banking and Securities Commission published certain amendments to the regulations applicable to pubic companies, which included the obligation to prepare and present financial statements based on IFRS as of 2012.  Our financial statements as of December 31, 2011 were prepared based on the applicable Mexican FRS.  The Company has not determined definitively the effect that the adoption of IFRS will have on its financial information, nor has it determined completely the variations that may result when comparing the financial information from previous years.

For the year concluded on December 31, 2012, the Company will be reporting its financial information pursuant to IFRS, with its official adoption as of January 1st, 2012. IFRS differ in certain significant aspects from Mexican FRS. An analysis of the principal differences between IFRS and Mexican FRS, along with an estimation of the application of IFRS in the General Balance of the Company for March 30 of 2012 is presented in Item 5 --Operating and Financial Review and Prospects-- Accounting Pronouncements and Related Effects. As a result of the adoption of IFRS, our financial consolidated information under the terms established by IFRS for fiscal year 2012 may not be comparable to our financial information of previous periods prepared under the terms provided by Mexican FRS.

Risks related with the publicity control applicable to the so called ¨Miracle Products”. The recent amendments to the Regulation of the General Health Law in Publicity Matters (Reglamento de la Ley General de Salud en Materia de Publicidad) and the strict measures carried out by the Mexican health authorities  in order to withdraw from the market the so called “miracle products” could adversely affect the Group. The “Miracle Products”, are those products consisting of herbal remedies, dietary supplements and cosmetic products that are advertised or commercialized as drugs or products with therapeutic qualities or effective for preventive treatment, rehabilitation or the healing of one or more conditions. Some of the products distributed and commercialized by the Company, through its subsidiaries, may be considered miracle products; therefore there is a risk that the sale of said products could be adversely affected as a result of the measures adopted by the Mexican health authorities.

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

Continuity in the Consolidation of FASA within Grupo Casa Saba. We have continued with the strengthening of our retail pharmaceutical business and we hope to acquire more pharmaceutical chains as well as individual drugstores in the future. As part of the integration of FASA and its subsidiaries, we began implementation of an  integration plan during fiscal year 2011. Integration of acquisitions involves a number of risks including the diversion of management’s attention to the assimilation of the operations of businesses we acquire, difficulties in the integration of operations and systems, the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results.

We May Not Be Able to Pay Dividends in the Immediate Future as a Result of the Acquisition. Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of the Company’s shareholders. Depending on the results and condition of our business, dividends for any specific year may be paid to the extent that such payment is approved by our shareholders and would not impair our ability to invest and grow. Therefore, any dividend payment would depend on the cash that the Company generates in a given year as well as on the market conditions of our business and on our subsidiaries’ ability to make cash available to us.  The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on our capital stock or redeem, repurchase or retire our capital stock and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions. These limitations will be effective until the Company’s obligations under the Acquisition Loan are fully paid.

In Connection with the Acquisition, the Company has incurred a Significant Amount of Debt, Which May Result in an Adverse Effect on the Price of Our Shares and an Increase Our Interest Costs. For purposes of completing the Acquisition, in 2010 we incurred significant amounts of debt, which may have an adverse effect on the price of our outstanding shares. In August 2011, the Company restructured this loan at more favorable terms.  Such financing could, likewise, have important consequences to the Company, including an increase in our interest expense.

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

If we fail to comply with these covenants, we would be in default under the loan agreement related to the Acquisition, and the principal and accrued interest of such loan or other outstanding indebtedness may become due and payable. These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities. This could have an adverse effect on us.

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

FASA Could Be Subject of Further Claims by Cruz Verde and Salcobrand in the Process that Is Currently Being Held Against Them before the Chilean Antitrust Authority. On December 9, 2008, the Chilean Antitrust Authority or Fiscalía Nacional Económica initiated a proceeding against FASA before the Chilean Antitrust Court or Tribunal de Defensa de la Libre Competencia,  which intended, among other things, to prove that FASA had agreed with its competitors, Farmacias Cruz Verde S.A. (“Cruz Verde”) and Farmacias Salcobrand S.A. (“Salcobrand”)  to fix the price of medicines, to impose certain fines on FASA and to end the alleged agreement.  On March 23, 2009, the Chilean Antitrust Authority and FASA filed a settlement agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the settlement agreement, this proceeding continued in 2011 with respect to Cruz Verde and Salcobrand.

On January 31, 2012, Cruz Verde and Salcobrand were convicted by the Chilean Antitrust Court and both companies appealed the judgment to the Supreme Court Justice of Chile.

Prior to the notification of the judgment against Cruz Verde and Salcobrand, on August 17, 2011, Cruz Verde instituted a civil action in order to obtain from FASA the payment of damages and lost profits, derived from the so-called antitrust acts related to the settlement agreement. However, it is important to point out that in this agreement FASA only acknowledged its own acts and did not make any accusations against Cruz Verde and/or Salcobrand.  Therefore, it is unlikely that either of these parties would win a lawsuit against FASA.

In the event that Cruz Verde and Salcobrand obtain the reversal of the judgement against them, Salcobrand could also sue FASA claiming the payment of consequential damages arising from the antitrust process that both were a party to. An adverse judgment in any of these actions could have an adverse effect on our business and our financial results.

Risk Factors Related To The Sale Of Operations In Peru.

Temporary Restrictions to Compete in the Local Markets of Peru and Bolivia. After operating for more than one year in Peru, on January 12, 2012 Grupo Casa Saba ended its operations in this country after selling its participation held through FASA in the capital stock of Farmacias Peruanas, S.A. and Droguería La Víctoria S.A., companies that were indirectly acquired by Grupo Casa Saba after the purchase of FASA in 2010. The company that will continue with the operations of these Peruvian companies is Quitafex S.A. As a consequence of the sale of operations in Peru, several agreements were executed with Quitafex S.A. and its parent company, one of which established a non-compete restriction for Grupo Casa Saba and its subsidiaries in the market for drug distribution, which prevents them from developing operations in the markets of Peru and Bolivia for a period of five years.

Today, the markets in Peru and Bolivia are not contemplated as places for expansion in our business plan.  However, once the restriction imposed on Grupo Casa Saba expires, if the Company intends to venture into such markets, it may find a strong and consolidated competitor that may impede our development in the drug distribution market.

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

The Protections Afforded to Minority Shareholders in Mexico are Different from those in the United States.  Under Mexican law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the law concerning fiduciary duties of directors is not fully developed, there is no procedure for class actions or shareholder derivative action, and there are different procedural requirements for bringing shareholder lawsuits.  As a result, in practice, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.  In accordance with the Ley del Mercado de Valores, or the Mexican Securities Market Law, as amended, we amended our bylaws to increase the protections afforded to our minority shareholders in an effort to try to ensure that our corporate governance procedures are substantially similar to international standards.  See “Item 10.  Additional Information—Amendments to the Mexican Securities Market Law—Bylaws”.

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

Risk Factors Relating to Economic and Political Developments

Economic and Political Developments in Mexico May Adversely Affect Our Business.  We are a Mexican company and the vast majority of our business operations take place in Mexico.  Approximately 78% of our consolidated net sales for the year ended December 31, 2011 derived from sales made in Mexico.  Consequently, our business, financial condition and results of operations are affected by economic, political or social developments in Mexico, including, among others, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Peso and the U.S. Dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.  Accordingly, Mexican governmental actions and policies concerning the economy in general and healthcare policy in particular could have a significant impact on us, as well as more generally on market conditions, prices and returns on Mexican equity securities.  We cannot assure you that changes in governmental policies in Mexico will not adversely affect our business, results of operations, financial condition and prospects.

Social and political instability in Mexico or other adverse social or political developments in or affecting the countries in which we have operations could adversely affect us and our ability to obtain financing.  We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our financial condition or results of operations. The presidential election in México will take place in July 2012, and the elected president will take office in December, 2012.  In response to his or her election, diverse social and political changes could arise as consequence of the significant policy differences between the principal political parties in México, which could, in turn, have an adverse effect on our financial condition or our results of operation.

Our business may be adversely affected by economic conditions in Mexico. Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had an adverse effect on our company. During 2011, Mexico’s gross domestic product, or GDP, grew by 3.9%. Mexico has also experienced high levels of inflation and high domestic interest rates in the past, which significantly lowered the purchasing power of consumers and businesses.  The annual rate of inflation, as measured by changes in the NCPI, as published by the Banco de México, was 3.8% for 2011 and the average interest rate on 28-day Mexican government treasury securities, or “CETES”, averaged 4.2%. In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs, as real interest rates have increased.  High inflation rates may also lead to Peso devaluations. Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including ours. Such policies have had and could in the future have an adverse effect on us.  Future economic slowdowns or developments in or affecting Mexico could  adversely affect our business, results of operations, financial condition, prospects and ability to obtain financing.

In addition, international events affecting Mexico may also have an adverse effect on our business.

Mexico Has Experienced a Period of Increasing Criminal Activity and Such Activities Could Adversely Affect Our Financing Costs and Exposure to Our Customers and Counterparts. Recently, Mexico has experienced a period of increasing criminal activity and violence, primarily due to organized crime.  These activities, their possible escalation and the violence associated with them may have an adverse effect on the business environment in which we operate and, therefore, on our financial condition and the results of operation.

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations.  We are affected by fluctuations in the value of the Peso against the U.S. Dollar.  In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. Dollar of 0.8%.  During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar.  In 2006, however, the peso depreciated 1.6% with respect to the U.S. Dollar due to higher inflation levels in Mexico.  The combination of more moderate GDP growth and a slightly lower level of inflation led to a 1.0% depreciation of the Peso against the U.S. Dollar in 2007.  As a result of the global economic crisis that began in 2008 and has lead to a significant increase in inflation as well as slowdown in GDP growth, the Peso depreciated by 26.7% versus the U.S. Dollar in 2008.  In 2009, the Peso appreciated 5.6% against the U.S. Dollar as a result of lower inflation levels and in 2010, the Peso appreciated an additional 5.2% against the U.S. Dollar, driven in large part by the increase in GDP as well as a relatively low inflation rate.  During 2011, the pesos depreciated 12.7% against the U.S. Dollar primarily as a result of lower GDP growth brought on by a record drought that has fueled increases in farm prices as well as the failure of the U.S. and other major economies to fully recover from the economic crisis, and concerns regarding the potential for economic contagion stemming from the sovereign debt crisis and material weaknesses in several European countries.

Any future depreciation or devaluation of the Peso will most likely result in price increases from our suppliers. If this were to happen, it would, in turn, impact the purchasing capacity of the final consumers.  This, in turn, would lead to a reduction in our sales. A severe devaluation or depreciation of the Peso may also disrupt international foreign exchange markets and, as such, may limit our ability to transfer or to convert Pesos into U.S. Dollars and other currencies for the purpose of obtaining imported goods.  A devaluation or depreciation of the Peso against the U.S. Dollar may also adversely affect the U.S. Dollar prices of our securities on the Mexican Stock Exchange, including the Ordinary Shares and, as a result, will likely affect the market price of the ADSs.  Such fluctuations would also impact the conversion value of any cash dividends paid on the Ordinary Shares in Pesos into U.S. Dollars in order to pay such dividend to the holders of our ADSs.

High Levels of Inflation and High Interest Rates in Mexico Could Adversely Affect Our Financial Condition and Results of Operations.  In recent years, Mexico has experienced high levels of inflation.  The annual rate of inflation, as measured by changes in the NCPI, was, 3.8% for 2007, 6.5% for 2008, 3.6% in 2009, 4.4% in 2010 and 3.8% in 2011.  High inflation rates can adversely affect our business and our results of operations in the following ways:

●	inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for the products we sell and/or distribute; and

●	to the extent that inflation exceeds price increases, our prices and revenues will be adversely affected in “real” terms.

Mexico also has, and could continue to have, high nominal interest rates.  The interest rates on 28-day CETES averaged approximately, 7.7% in 2008, 5.4% in 2009, 4.4% in 2010, 4.2% during 2011, and by March 2012 the CETE remained stable, averaging 4.2% for the quarter.  Accordingly, we may be subject to high interest rates in the event we incur Peso-denominated debt in the future.

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

The Brazilian monetary unit, the Real, has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. Dollar and other currencies.  For example, the Real depreciated against the U.S. Dollar, on average, by 22.3% in 2001, 19.6% in 2002 and 4.8% in 2003.  In 2004, 2005, 2006 and 2007 the Real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. Dollar.  In 2008, the Real depreciated 31.9% against the U.S. Dollar, in 2009 the Real appreciated 24.7% against the U.S. Dollar and in 2010, the Real appreciated an additional 3.3% against the U.S. dollar.  However, the Real depreciated 12.0% against the U.S. dollar in 2011. In general, devaluations decrease consumers’ purchasing power, which could have a negative effect on our business should a devaluation occur.

Our business could be affected by high rates of inflation and interest rates in Brazil, which historically has experienced such high rates.  According to the Brazilian Central Bank’s Índice Nacional de Preços Ao Consumidor Amplo (National Consumer Price Index), or “IPCA,” the inflation rates in Brazil were, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and  6.5% in 2011.  Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales.  Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.

In addition, high inflation generally leads to higher domestic interest rates and, as a result, the costs of servicing any Real-denominated debt that we may incur in the future may increase, resulting in lower net income. The Sistema Especial de Liquidação e Custodia rate (SELIC) is the Brazilian Central Bank’s overnight lending rate.  In 2004 and 2005, the Brazilian interest rate was higher than 16% (17.8% in 2004 and 18.0% in 2005).  In 2006, interest rates decreased to 13.3% and in 2007, the SELIC decreased further, to 11.3% only to increase to 13.8% in 2008.  During 2009, the SELIC averaged 10.0%, and by the end of 2010, the SELIC averaged 9.8%.  During 2011, the SELIC averaged 11.7%.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance any indebtedness that we may incur in the future in those markets.

Brazil has also implemented exchange controls in the past, as well as restrictions on repatriation of capital.  We cannot guarantee that such types of policies will not be adopted by Brazil in the future, which would have an adverse effect on our dividend flow to Grupo Casa Saba, which depends on dividends from its subsidiaries as a source of income.

Risks Related to Our Operations in Chile May Adversely Affect Our Business.  As a result of our acquisition of FASA and Benavides in 2010, we are exposed to a variety of risks and uncertainties related to our operations in Chile, including political, economic or social upheaval, devaluations in the Chilean peso (CLP), high levels of inflation and interest rates, the introduction of import, investment or currency restrictions, including pricing regulation on pharmaceutical products, restrictions on the repatriation of earnings and capital, as well as tariffs and import quotas that may indirectly increase the cost of the products that we sell.  These disruptions can affect our ability to sell products and to repatriate funds, as well as affecting the levels of consumer demand, and therefore our levels of sales and profitability.

Developments in Other Emerging Market Countries May Adversely Affect Our Business or the Market Price of Our Securities.  The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours.  In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets.  Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002.  During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe.  The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates.    During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity.  During 2008, the index of the Mexican Stock Exchange declined by 24.2%, mainly due to the volatility brought on by the financial crisis that began during the second half of 2008 in the United States and which had a negative effect on both developed and developing countries worldwide.  During 2009, the Mexican Stock Exchange Index recovered, posting a gain of 43.5%.  By the end of 2010, the Mexican Stock Exchange as measured by the IPyC recovered, posting a gain of 20.0%, in line with the positive performance of both emerging and developed markets worldwide.  An increase in liquidity following the world economic crisis as well as positive outlooks for emerging markets, including Mexico, contributed to this increase. During 2011 the Mexican Stock Exchange Index declined 3.8% due to a combination of investor uncertainty over the likelihood of a recovery of the U.S. economy as well as additional uncertainties brought on by a series of events including the Japanese earthquake and tsunami which sparked a nuclear energy crisis in that country, the Middle East political crisis in several countries including Egypt, and continuing concerns over the European debt crisis in countries such as Greece, Ireland, Spain and Portugal. By March 31, 2012 the IPyC recuperated some of its losses, gaining 6.6% versus the end of 2011, mainly as a result of the efforts of the Europen Union to come to the aid of some of the weaker member economies which is boosting confidence in the region. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

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

Changes in Mexican Legislation May Adversely Affect Our Operations and Revenue.  Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted.  The implementation of such amendments or changes in interpretation or enforcement of existing Mexican laws and regulations or any other future laws or regulations could materially and adversely affect our operations and revenue. During 2011 and the first quarter of 2012, different reforms were implemented to the General Health Law in Mexico. As a result of these reforms, as of June 2011 cosmetic products are goods regulated by the General Health Law. The regulation of the cosmetic products impacts its marketers due to the imposition of requirements on the importation and exportation processes, and publicity. In addition, as of September 2011, all cosmetics products that contain hormones, vitamins and in general, substances with a therapeutic effect are considered as drugs, therefore its producers, distributors and marketers must comply with the dispositions and legal requirements applicable to drugs.

At the beginning of 2012, the General Health Law was modified in order to implement the term “orphan drugs”, which are defined as those medicines intended for the prevention, diagnosis or treatment of uncommon conditions. Such conditions have a frequency of no more than 5 persons per each 10,000 people. The scarcity of these products is a concern to the Ministry of Health, the legislative reform allowed said authority to implement the necessary measures and actions to boost and promote the availability of orphan drugs.

In addition, on January 19, 2012, the Regulations of the General Health Law were amended to regulate the publicity of  “Miracle Products”. Miracle products were a controversial topic during 2011 due to the strict measures adopted by the authorities in order to withdraw different herbal remedies, dietary supplements and cosmetic products that were publicized and commercialized as drugs or products with a therapeutic quality or effective for preventive treatments, rehabilitation or healing of one or more conditions from the market.

As a consequence of amendments to the federal Income Tax Law (Ley del Impuesto Sobre la Renta), Grupo Casa Saba decided to drop out of the tax consolidation regime and during the fiscal year 2010 filed the relevant application. During fiscal year 2011, the Company and its subsidiaries filed its tax return for the Single Rate Business Tax (Impuesto Empresarial a Tasa Única) and the Income Tax, individually.

Our Ability to Increase the Prices of Some Products is Regulated by the Mexican Government.  Our historical operating performance has been adversely affected by price controls imposed by the Mexican government in the pharmaceutical sector.  Prices of pharmaceuticals continue to be subject to approval by the Mexican government.  As a result, neither our suppliers nor we may be able to increase pharmaceutical prices at or above the rate of inflation, which would substantially limit the growth of our pharmaceutical-related revenues.  Since 1990, the Mexican government has deregulated pharmaceutical prices to some extent, and prices have increased in the Mexican pharmaceutical market as a result of this deregulation.  However, we cannot assure you that the Mexican government will continue to deregulate pharmaceutical prices, or if they do, that our ability to increase prices will continue, or that these increases will result in an improvement in our operating performance.

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

Changes to Retail Pharmacy Regulation in Mexico May Adversely Affect Our Business. Our retail pharmacy business operations are subject to health and safety laws and regulations, including those concerning the commercialization of controlled medicines, commercialization and storage of controlled substances used in pharmaceutical products and the sale and distribution of cigarettes, among others.  The enactment of more stringent laws and regulations, or a change in the interpretation of such existing laws and regulations, could entail new obligations for us, restrictions or result in our having to invest additional amounts in health control matters, all of which could have an adverse effect on our results of operations and financial condition.

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
'
Our operating performance in Brazil may also be affected by the price controls on pharmaceutical products and certain non-pharmaceutical products imposed by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market, or CMED, with the oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency, or ANVISA.  As a result neither our suppliers nor we may be able to increase prices above the maximums established by the relevant Brazilian authorities.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31 of each year.  The CMED established a maximum drug price adjustment of 5.85% for the year commencing on March 31, 2012.  We cannot assure you that more stringent measures will not be implemented by the Brazilian government in respect of price controls.  Changes to the manner in which price controls are implemented in Brazil may adversely affect our results of operations in Brazil.

In August 2009, ANVISA adopted new rules for the sale of products in pharmacies in an effort to curb self-medication. Resolution RDC 44/09 prohibits the sale of convenience products and other services not related to health and personal hygiene. In addition, pursuant to the new rules, pharmacies will be required to place several products, including common over-the-counter drugs like analgesics and antacids, behind the counter. The new rules came into effect on February 18, 2010. We believe such rules are not legal and that ANVISA went beyond its powers in issuing them. Based on the foregoing, Abrafarma, the Brazilian Association of Pharmacy and Drugstore Networks of which our subsidiary Drogarias is a member, has filed for an injunction for the benefit of its members against the application of the new rules.  In January 2010, a federal court in the Federal District granted the injunction to Abrafarma and its members, including Drogarias, against the application of the above-mentioned rules. If such new rules were to be applied to Drogarias, its business, results of operation and financial condition may be adversely affected.

Currently, Brazil’s Federal Pharmaceutical Council, Conselho Federal de Farmacia, is considering a draft resolution that would require that over-the-counter medications, such as analgesics and antacids, may only be sold if prescribed by a pharmacist.  If approved, we believe such regulation could have an adverse effect on the operations of our subsidiary Drogarias.

The sale of pharmaceutical products in Brazil is subject to a tax rate of up to 19%, one of the highest in Latin America.  Further increases in the taxes applicable to the sale of the products we sell may adversely affect our results of operation and our margins in Brazil to the extent that we are not able to pass on such costs to the end-consumer, for example, as a result of price controls.

Changes in Chilean Regulations Relating to the Sale of Pharmaceutical Products and Retail Pharmacy Operations May Adversely Affect Our Business. The Chilean National Congress is currently discussing a bill by means of which the Chilean Sanitary Code intends to be modified in order to regulate several aspects of the pharmaceutical industry: including, among other, the (i) prohibition on giving any type of incentive to the sellers of pharmaceutical establishments, (ii) banning vertical integration between pharmaceutical chains and laboratories, (iii) regulatory requirements on price information for medicines, and (iv) authorization of the retail sale of certain drugs in stores different from pharmacies or drugstores. We cannot predict the effects of such amendments, nor assure that more stringent measures will not be implemented by the Chilean government.  Changes to the manner in which the pharmaceutical industry, as well as the sale of pharmaceutical products and retail pharmacy operations are regulated in Chile may adversely affect our results of operations.

In response to the devastating earthquake that struck Chile in 2010, in 2011 the Post-Earthquake Country Reconstruction Financing Law (Ley de Financiamiento para la Reconstrucción del País Post-Terremoto) (Law No. 20.455) was enacted.  As a result, the first category income tax rate was temporarily raised from 17% to 20%.  Although this change had a negative impact on the results for the period, it did not adversely affect us from an accounting and taxation perspective, given that it is a deferred tax that can be compensated with tax losses.

The Chilean Health Institute (Instituto de Salud Pública de Chile) issued a resolution by means of which certain bioequivalence analysis were required to be filed with respect to some pharmaceutical products called monodrugs (monodrogas), on January 31, 2012 at the latest. Such analyses will be considered as a registration requirement for some generic medicines, and the lack of such analyses may give rise to cancelation from the sanitary registrar for generic medicines. The performance of the bioequivalence analysis does not depend entirely on us, so if the Company’s subsidiaries fail to comply with the ruling, it may cause shortages in the supply of certain medicines.

Natural Events that May Occur as a result of Climate Change in Regions where we Operate could have Adverse Effects on the Company, such as the Temporary Cessation of Operations, Grupo Casa Saba and its subsidiaries have operations in Mexico, Chile and Brazil, countries which, like many others, have experienced natural disasters such as hurricanes, earthquakes, floods, volcanic eruptions, etc. As a consequence of the drastic climate changes that have been identified by the scientific community in recent years, the risk of natural disasters caused by climate change may increase in number or intensity, which could adversely affect the Company.

Mexico City, the seat of our headquarters, has been affected by unusual and continuous seismic activity during the first months of 2012. Also, in late March 2012, central Chile was struck by a magnitude 7.1 earthquake and subsequent quakes have followed. Some of our most important business operations are concentrated in Mexico City and Santiago, Chile. Therefore, if such strategic locations were subject to a natural disaster, our employees, customers and suppliers could be exposed to the cessation of operations which could adversely affect the Company.

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

By the end of 2007, we had no interest-bearing liabilities and our net debt by year-end was Ps. 684 million.  As of December 31, 2008, our interest-bearing liabilities were Ps. 1,324.8 million and our net debt was Ps. 723 million, primarily as a result of the acquisition of Drogasmil, a Brazilian pharmacy chain.  Our interest-bearing liabilities at the close of the 2009 fiscal year totaled Ps. 2,382.7 million and our net debt was Ps. 1,719 million.  At the end of 2010, our interest-bearing liabilities totaled Ps. 11,484.7 million and our net debt was Ps. 10,249.0 million. As of December 31, 2011, our interest-bearing liabilities were Ps. 12,556.5 million and our net debt was Ps. 10.246.1 million, primarily as a result of the acquisition of FASA, a Chilean-based pharmacy chain.

See “Item 5.  Operating and Financial Review and Prospects—Indebtedness” and Note 12 to our consolidated financial statements.

During 2008, as part of our growth strategy, we expanded our retail pharmacy operations in Mexico and overseas.  We experienced significant growth in the retail pharmacy chain that we operate through our subsidiary Farmacias ABC de Mexico, S.A. de C.V., or Farmacias ABC, which at the time was based in Guadalajara, Jalisco.  We acquired Farmacias ABC in November 2007 with 40 pharmacies and grew to over 150 pharmacies by the end of 2008 through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the metropolitan area of Mexico City and in the states of Guanajuato, Michoacán, Jalisco and Coahuila.  In May 2008, we expanded into the Brazilian retail pharmacy market. We acquired 100% of the shares of Drogasmil, a closely-held company, for a transaction price of approximately $155 million Reais. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,210 million as of December 31, 2009.  Drogasmil currently operates pharmacies in the states of Rio de Janeiro and São Paulo.  In 2008, we incorporated Casa Saba Brasil Holdings Ltda., or Casa Saba Brasil, as a holding company for our operations in Brazil.  References in this annual report to Casa Saba Brasil include any of its subsidiaries, including Drogasmil.

In April of 2008, we continued to open new lines of business through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., or Controladora de Clínicas Ambulatorias, a company that operates two full-service clinics under the name “Sport Clinic” specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients.  Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy.  Both clinics are located in Mexico City.  With this acquisition, we are seeking to diversify and increase our participation in the healthcare sector.  In 2008, we began construction of a new clinic in Tampico, Tamaulipas, which opened to the public in November 2009.  In addition, in 2009 we continued our expansion in the healthcare sector and opened Perfect Image in Mexico City, a clinic specializing in plastic surgery as well as health and beauty treatments. However, in accordance with our business plan, during 2011 we began the process of divestiting Sports Clinic.

On March 25, 2010 our subsidiary Casa Saba entered into a new credit agreement with Scotiabank Inverlat, S.A. to liquidate the bank loans related to Drogarias, which was prepaid on October 3, 2010.

As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010, was $162 million.  FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru.  The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price of 1,642 Chilean Pesos per share and the validity of such offer was conditioned upon the acquisition of at least fifty percent plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders’ meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.

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

On September 28, 2010, the Company and certain subsidiaries entered into an irrevocable guaranty trust as trustors and second beneficiaries with The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee, pursuant to which the trustors transferred the property of certain shares to the trustee in favor of HSBC México as first beneficiary and acting as Mexican collateral agent, in order to secure its obligations under the Acquisition Loan. In case of execution on the collateral, the Company has agreed that the beneficiary is entitled to instruct the sale of the trust estate to the trustee, in order to obtain the necessary resources to pay the Acquisition Loan. In this case, the trustee shall follow the procedure established in the trust agreement for the sale of the trust estate. Among other customary covenants, the trustors have agreed to immediately transfer to the trustee any additional shares that each trustor acquires from time to time, and to abstain from creating or allowing the existence of any lien over the trust estate.

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor with HSBC México as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company, and (ii) all the present and future account receivables related to the Company’s preponderant activity.  Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse. As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had obtained the necessary funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transaction. As result of the execution of this document, the non-possessory pledge agreement and the irrevocable trust agreement over shares No. F/00756 were amended, both were guaranties of the Credit Agreement granted for the acquisition of FASA. For a description of the Amended and Restated Credit Agreement and its ancillary documents, see “Exhibits 4.2, 4.4 and 4.6”.

On August 31, 2010, the Company announced that it had obtained final approval of the Acquisition from the Mexican Antitrust Commission, and published the announcement for the initiation of the tender offer period to acquire up to 100% of FASA’s outstanding shares on the Santiago Stock Exchange.

On September 30, 2010, the Company announced that the period to participate in the tender offer launched to acquire up to 100% shares of FASA’s outstanding shares on the Santiago Stock Exchange, which began on August 31, 2010, had expired. As a result of the tender offer, the Company, through Inversiones GCS Limitada, a wholly owned subsidiary incorporated under the laws of Chile, acquired 146,693,539 of the 150 million outstanding shares, or 97.8% of FASA’s capital stock. The transaction totaled $240,870,791,038 Chilean pesos or approximately Ps. 6,201,240,000, based on an exchange rate of $39 Chilean pesos: Ps.1 Mexican peso. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides, S.A.B. de C.V. or Farmacias Benavides. Therefore, as a result of the Acquisition the Company indirectly acquired a controlling share in Farmacias Benavides, the operator of FASA’s pharmacy network in Mexico.

Payment for the shares resulting from the above-mentioned tender offer took place on October 3, 2010 and was made with the proceeds of the Acquisition Loan.

As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had obtained the necessary funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transactions. As result of the execution of this document, the non-possessory pledge agreement and the irrevocable trust agreement over shares No. F/00756 were amended, both were guaranties of the Credit Agreement granted for the acquisition of FASA. For a description of the Amended and Restated Credit Agreement and its ancillary documents, see “Exhibits 4.2, 4.4 and 4.6”.

As part of the evolution process of our business model, Grupo Casa Saba has decided to concentrate its efforts in its expansion in Mexico, Chile and Brazil. As a result, in early 2012 it completed a series of negotiations with Quitafex, SA and its parent company, which resulted in the sale of our operations in Peru through the disposal of the equity of our subsidiaries in Farmacias Peruana S.A. and Droguería La Victoria S.A., vehicles through which we developed our operations in Peru. Part of the agreements reached with Quitafex, S.A. and its parent company resulted in a 5 year non-competition period for Grupo Casa Saba and its subsidiaries to develop operations related to the supply of drugs in Peru and Bolivia, countries that, for the moment, are not part of our strategic expansion plan.

The Acquisition has increased the position of our retail pharmacy division in cities where it did not previously have coverage and has increased its presence in cities where it previously was minor. We consider ourselves to be the largest retail pharmacy chain in Latin America, with a platform of approximately 1,300 pharmacies across Mexico, Brazil and Chile. We believe that the Acquisition is creating value for our shareholders through the projected benefits of the synergies that were created. The synergies and economies of scale that the Company is obtaining through this Acquisition include, but are not limited to, operating efficiencies, a greater supply and penetration of product for customers as well as savings in terms of administrative and sales expenses.

History of FASA

FASA was founded in Chile 1968 by Mr. José Codner Chijner and, from there, the company expanded its operations into Peru and then, in 2002, Mexico.  The individual history of each company is as follows:

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

2009 On October 2, 2009, FASA sold its interest in Pharma Genexx to Inversiones Opko Limitada.

2010 On May 17, 2010, the Company signed a purchase agreement, under the terms of which Grupo Casa Saba was bound to carry out a tender offer on the Santiago Stock Exchange, in Chile, for all of FASA’s outstanding shares of capital stock once it had obtained the necessary corporate and governmental authorizations. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides; therefore, as a result of the acquisition of FASA’s shares, Grupo Casa Saba indirectly acquired a controlling participation in Farmacias Benavides.

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

2011 In April, the shareholders of FASA held an ordinary and extraordinary shareholder meeting by means of which it approved, amongst others: (i) the financial statements for year 2010; (ii) the appointment of Surlatino Auditores Limitada (member of Grant Thornton International Ltd) as external auditors for year 2011; (iii) the reduction of members in the Board of Directors from 7 to 5; (iii) the composition of the Board of Directors as follows: Manuel Saba Ades, Alberto Saba Ades, Gabriel Saba D´Jamus, Pedro Alejandro Sadurni Gómez and Jorge Manuel Sánchez Lanzilotti; (iv) the appointment of Manuel Saba Ades as President of the Board of Directors.

In connection with the  judgment issued by the Chilean Antitrust Court against Salcobrand and Cruz Verde, in August, Cruz Verde instituted a civil action in order to obtain from FASA the payment of damages and lost profits, derived from so-called antitrust acts performed by FASA.

2012 In January, FASA reached a definitive agreement to sell 100% of its Peruvian operations to Quitafex, S.A. and its parent company for US$50,500,000 including its shares of the Peruvian subsidiaries: (i) Farmacias Peruanas, S.A. and (ii) Droguerías La Victoria, S.A.C.  As part of the transaction, FASA simultaneously agreed to the sale and long-term licensing of several brands which are owned by FASA. As part of the agreement, FASA agreed to a non-compete restriction in the drug distribution market, which prevents FASA and its related parties from developing operations in Peru and Bolivia for a period of five years.

In addition, in January, Inmobiliaria Avantuen, S.A., a subsidiary of FASA, executed and closed an asset purchase agreement by means of which it transferred all of its assets to Seguros Corpvida, S.A.

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

1995. With the closure of a limited number of stores that did not operate according to the standards of Farmacias Benavides, 10 stores were relocated and other 12 were redesigned as “convenience stores”, including perishable goods for the first time.

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

On February, the store remodeling program is initiated to implement the new corporate image of Benavides in the stores of the chain. This program represented one of the most important measures adopted to transform the business of Benavides and redirect it to the needs of its customers.

286 pharmacies were remodeled in the west and northeast region, which represent more than half of the total stores of the chain, with an investment of more than Ps.120,000,000.

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

On May 17, 2010 the Company signed a purchase agreement, under the terms of which Grupo Casa Saba was bound to carry out a tender offer on the Santiago Stock Exchange in Chile, for all of FASA’s outstanding shares of capital stock once it had obtained the necessary corporate and governmental authorizations. FASA owns approximately 95.62% of the outstanding shares of the capital stock of Farmacias Benavides; therefore, as a result of the acquisition of FASA’s shares, Grupo Casa Saba indirectly acquired a controlling participation in Farmacias Benavides.

2011. During the year, Farmacias Benavides inaugurated 31 stores, closed 8 stores and incorporated two chains, Provee de Especialidades and CMQ.  Both chains are located primarily in the western part of the country, thus strengthening the chain’s growth.  With the combination of these chains’ stores along with 11 other store openings, the Company ended the period with 746 pharmacies in operation and 179,446 m2 of sales floor space.   As a result of the increase in sales floor space, Farmacias Benavides was able to maintain its market position in the 119 cities and 17 states where it offers its products and services.

In November, Fernando Benavides Sauceda resigned as Farmacias Benavides’ Chief Executive Officer and José Luis Rojas Toledo was named in his place.  Mr. Rojas was the Company’s previous Operations Director.

In light of the amendments to the Mexican Federal Income Tax Law, effective January 1, 2010, relating to changes in the tax consolidation regime, the Company decided to deconsolidate for tax purposes and filed a deconsolidation tax return on June 25, 2010 for an amount of Ps. 132,629 in thousands of Mexican pesos, which has been paid as of this date.

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

                                Capital Expenditures

The table below sets forth our capital expenditures for the years ended December 31, 2009, 2010 and 2011.  Our capital expenditure program is primarily focused on new investments in vehicles for our distribution fleet, information technology and computer equipment as well as new store construction and in-store projects for our Retail Pharmacy business.  For a discussion of how we funded our capital expenditures in 2011, as well as a more detailed description of our capital expenditures, see “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview” and “—Capital Expenditures”.

	Year ended December 31,
	2009		2010(1)		2011

Distribution fleet	Ps.	19.4	Ps.	10.3	Ps.	0
Technology and computer equipment		12.3		11.6	37.1
Other general capital expenditures		30.7		14.7	72.5
Total capital expenditures Distribution Division	Ps.	62.3	Ps.	36.6	Ps.	109.7

Pharmacies	Ps.	0.5	Ps.	322.3	Ps.	231.9
Infrastructure		9.9		41.3		35.6
Distribution		3.3		20.6		7.0

Total capital expenditures Retail Division	Ps.	13.3	Ps.	384.2	Ps.	274.6
Total capital expenditures	Ps.	75.6	Ps.	420.8	Ps.	384.3

(1)	In 2010, we are including FASA’s full-year CAPEX

Our capital expenditures during 2009 were approximately Ps. 75.6 million, which consisted of Ps. 19.4 million for the purchase of transport and delivery equipment, Ps. 12.3 million for technology and computer equipment and Ps. 30.7 million for other general expenditures.  Our retail pharmacy-related expenses totaled Ps. 13.3, of which Ps. 0.5 million were for pharmacy-related projects, Ps. 9.9 million were spent on infrastructure related expenses and Ps. 3.3 million for distribution-related capital expenditures.  These expenditures were mainly funded with working capital.

The capital expenditures for our Distribution Division during 2010 were approximately Ps. 36.6 million, which consisted of Ps. 10.3 million for the purchase of transport and delivery equipment, Ps. 11.6 million for technology and computer equipment and Ps. 14.7 million for other general expenditures.  Our Retail Division’s 2010 capital expenditures consisted of Ps. 322.3 million for pharmacy-related projects, such as new store openings and store remodeling, Ps. 41.3 million in infrastructure projects and Ps. 20.6 million for distribution-related investments for a total of Ps. 384.2 million. These expenditures are generally funded with cash from our operations.  In the event that we need additional funds, we can use our available credit lines.

Our distribution related capital expenditures during 2011 were approximately Ps. 109.7 million, which consisted of Ps. 37.1 million for technology and computer equipment and Ps. 72.5 million for other general expenditures.  Our Retail Division’s 2011 capital expenditures consisted of Ps. 231.9 million for pharmacy-related projects, primarily for new store openings and store remodeling, Ps. 35.6 million in infrastructure projects, such as IT systems and Ps. 7.0 million for distribution-related investments for a total of Ps. 274.6 million. These expenditures are usually funded with cash from our operations.  In the event that we need additional funds, we can use our available credit lines.

See “—Information and Technology Systems” and “Item 5. Operating and Financial Review and Prospects—Overview”.

In 2012, we expect that our main capital expenditures will be related primarily to IT investments and developments, as well as to the renewal of our distribution fleet for our distribution division while our 2012 retail related capital expenditures will be used mainly for new store openings as well as the remodeling of existing stores, merchandising projects and IT investments in our core markets. We expect to continue to fund our capital expenditures needs with cash from our operations. However, in the event that we need additional funds, we can use our available credit lines.

                                Public Takeover Offers by Third Parties

                                Not applicable

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

In our Distribution Division, we currently distribute over 15,000 different products, including approximately:

●	6,400 pharmaceutical products;

●	5,400 health and beauty products;

●	700 general merchandise and other products, such as food and toiletries; and

●	3,000 publications.

We distribute these products throughout Mexico through our nationwide distribution network to customers in the following segments:

●	approximately 14,000 pharmacies owned by private individuals;

●	over 5,100 privately-owned pharmacy chains and around 620 government pharmacies;

●	approximately 3,500 regional and national supermarkets;

●	approximately 600 racks and 110 nationwide agents;

●	over 160 department stores; and

●	approximately 330 major wholesalers and 3,100 convenience stores.

In addition, we are also one of the largest pharmacy retailers in Latin America, where in 2011 we operated over 900 pharmacies in 19 Mexican states, and the metropolitan area of Mexico City, more than 350 pharmacies throughout Chile and more than 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil through which we sell pharmaceutical products as well as health and beauty aids and other related consumer goods.

Our consolidated net sales for the year ended on December 31, 2011 totaled Ps. 46,568.2 million, approximately 78% of which were made in Mexico.  As of the end of 2011, our total assets were Ps. 32,094,059 million and we owned 22 distribution centers in Mexico,one distribution center in Santiago, Chile and the Sports Clinic facility in Tampico, Tamaulipas.  Our operations outside of Mexico represented 22% of our consolidated net sales for the year ended on December 31, 2011.

Our operations are currently organized into five operative business divisions: the Private Pharmaceutical Products business division, which we refer to as “Private Pharma” (46.16% of our consolidated net sales in 2011); the “Retail Pharmacy” Division which includes results from our retail pharmacies business (44.34% of our consolidated nets sales in 2011); the Government Pharmaceutical business division, which we refer to as “Government Pharma” (2.60% of our consolidated net sales in 2011); the Health, Beauty Aids, Consumer Goods, General Merchandise and Other Products business division, which we refer to as the “HBCG/Other Products” business division (5.20% of our consolidated net sales in 2011); and the Publications business division (1.70% of our consolidated net sales in 2011). The following table shows our sales by business division, as a percentage of consolidated net sales for the last three years:

	Year Ended December 31,
	2009	2010	2011
Pharmaceuticals(1)(2):
- Private	75.11%	71.91%	46.16%
- Government	3.04%	2.83%	2.60%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	8.49%	6.42%	5.20%
Publications	2.53%	2.47%	1.70%
Retail Pharmacy	10.82%	16.36%	44.34%
Total	100%	100%	100%
          _________________

(1)
For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

(2)
In 2009, the operations of Casa Saba Brasil and our retail pharmacy business in Mexico were consolidated and reflected in the Private Pharmaceuticals business division.  For the year ended December 31, 2010 and thereafter the results of our retail pharmacy business will be reported separately as the “Retail Pharmacy-” division.

                                Distribution Business Overview

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

As of December 31, 2011, we distributed products to our clients nationwide through a distribution network consisting of 22 active distribution centers.  Grupo Casa Saba’s warehouses have more than 100,000 square meters of warehouse space.  Using a fleet of over 800 vans, trucks and cars, we filled more than 7.1 million orders in 2011, averaging more than 598,000 orders per month.  For a list of our distribution centers and their locations, see “—Property, Plant and Equipment,” below in this item.

                                Retail Business Overview

Consistent with our business strategy, we have continued to strengthen our retail pharmacy business.  In Mexico, we sell pharmaceutical products through both the Farmacias ABC pharmacy chain and the Farmacias Benavides chain.  Through Farmacias ABC, we operated over 150 pharmacies in 2011, mainly in the metropolitan area of Guadalajara, Jalisco, which is Mexico’s second most populous city, as well as in the Mexico City metropolitan area and in the states of Guanajuato, Michoacan, Coahuila and Tamaulipas.  Farmacias Benavides is based in Monterrey, Nuevo Leon and as of December 31, 2011 operated more than 740 pharmacies in 17 of the 32 Mexican states1.  We currently lease all of the locations where the pharmacies are located. See “—Property, Plant and Equipment”.

Our Brazilian operations are focused on the operation of retail pharmacies.  We purchase the pharmaceutical products we sell from Brazil’s three main pharmaceutical wholesale distributors while the majority of our non-pharmaceutical products are purchased from a wide range of distributors, manufacturers and suppliers.  We place purchase orders on an ongoing basis, depending on market needs, pricing and payment terms rather than committing to contractual terms.  Our presence in the states of Rio de Janeiro and São Paulo, through more than 85 pharmacies, allows us access to a wide range of customers.  Our customers are primarily individual clients, although we do maintain corporate arrangements, which are generally longer-term in nature, with several healthcare providers and corporate clients.  Since acquiring Drogasmil in the second quarter of 2008, we have carried out an ongoing process of integrating and raising its operational standards to those of our Mexican operations which has enabled the chain to improve its sales and profitability levels.

1 As of 2011, our 8 Farmacias Provee stores are being operated by Farmacias Benavides. However, they will continue to focus on the provision of specialty medicines.

In our stores, we sell pharmaceutical products and a wide assortment of other merchandise. In fiscal year 2011, pharmaceutical product sales, which for purposes of this annual report include prescription drugs as well as over-the-counter medications, accounted for approximately 54% of our retail pharmacy business sales in Mexico. We believe that our pharmacy operations will continue to contribute significantly to our overall sales due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer a wide variety of non-pharmaceutical products, including health and beauty aids and other merchandise which accounted for approximately 46% of our Mexican retail pharmacy business sales in 2011. Non-pharmaceutical products include health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, seasonal merchandise and numerous other everyday and convenience products. In Brazil, 60% of the products that we sold in 2011 were pharmaceutical products while the remaining 40% were non-pharmaceutical items.

FASA has an established business model that it has applied in each of the markets where it operates, although it does make adjustments based on the particular conditions in each of the countries.  This model consists of developing attractive drugstore type formats that are located close to its client base and that offer a wide assortment of medicines as well as health, beauty and personal care items.  In our Farmacias Ahumada chain in Chile approximately 67% of our total 2011 sales corresponded to pharmaceutical products and 33% to non-pharmaceutical items, including health and beauty care items as well as other merchandise.

                                Business Strategy

Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

●	Strengthening our retail pharmacy business in Mexico and Latin America;

●	Strengthening the company’s financial position

●	Improving the efficiency of our retail operations and strengthening customer loyalty;

●	Identifying opportunities in both our distribution and retail divisions to increase our market penetration in sectors with high growth potential

●	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

●	Analyzing the efficiency of our existing distribution centers and implementing IT solutions and internal savings programs that will increase our operational efficiency and maximize profitability;

●	Offering our clients both value-added and internet solutions for facilitating commercial transactions and promoting higher sales; and

●	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability.

●	As a result of these measures, as of December 31, 2011, we:

●	Successfully completed the integration of Farmacias Ahumada, S.A., a Chilean-based retail pharmacy chain and Farmacias Benavides, its Mexican based subsidiary, into our Group;

●	Restructured the bridge loan that was obtained to acquire FASA with more favorable terms for the Company;

●	Negotiated the divestiture of our Peruvian operations, and completed the sale of this subsidiary in January 2012;

●	Increased the efficiency of our retail pharmacy operations by improving our product offering as well as the level of service that we provide at the point-of-sale;

●	Developed and launched new private label and controlled (exclusive) brand products in our pharmacies;

●	Launched a new concept of “Solution Centers” in some of our Chilean and Mexican Pharmacies;

●	Began offering medical consultations in some of our Mexican pharmacies to increase the level of service that we offer to our customers;

●	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in all of the countries where we currently operate;

●	Developed and installed state-of-the-art Business Intelligence and Point-of-Sale systems for some of our government clients;

●	Continued with the second phase of the launch of GPRS mobile devices for our sales force;

●
Successfully migrated the telecommunications network in Mexico to a new Multiprotocal Label Switching (MPLS) format, which offers faster, safer and a more economic communications protocol with improved data quality

●
Offered value-added services to our distribution clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients; and

●	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations.

Strengthen our Retail Pharmacy Business in Mexico and Latin America

We intend to grow our retail pharmacy market share in the countries where we have operations as well as to penetrate into new geographical markets in Latin America, through new store growth and strategic acquisitions. We believe that this will allow us to continue creating synergies with our existing distribution network, and increase our margins in the long term.

Prior to 2008, the Group acquired several small regional pharmacy chains in Mexico and in May 2008, Grupo Casa Saba acquired Drogasmil, a Brazilian pharmacy chain that currently operates in the states of São Paulo and Río de Janeiro.  This acquisition was the Company’s first outside of Mexico.

On September 30, 2010, we successfully completed the Tender Offer through which we acquired 97.8% of Farmacias Ahumada’s capital stock. Given that FASA owns 95.62% of Farmacias Benavides’s outstanding capital stock, once we acquired FASA’s shares, the Group indirectly acquired a controlling participation in Farmacias Benavides.  We consider that by means of this transaction we are now the largest drugstore chain in Latin America and one of the largest distributors of consumer and pharmaceutical products in the region, with a platform of more than 1,500 pharmacies across Mexico, Brazil, Chile and Peru at the end of 2011. See “—History and Development of the Company” and “Item 10. Additional Information—Material Contracts”.

We believe the Acquisition is creating value for our shareholders. These synergies provide added strength to the Company by significantly increasing its size as one of the main distributors and vendors of pharmaceutical, health, beauty, personal care and general merchandise products and giving us a larger international presence. As a result of the Acquisition, we also seek to reinforce our regional growth strategy through a proven and wide multi-country platform.

We believe that, although the initial costs of growing our retail operations, may be high and our profitability and financial structure may be temporarily affected, the retail pharmacy business will contribute to our long-term growth in both the retail and distribution markets.

By the end of 2011, we had successfully completed the integration of FASA into our corporate structure, although there are still opportunities to continue increasing our efficiency levels going forward. In 2012, we seek to improve both the efficiency and our profitability of our Retail division though a significant expansion plan in Mexico, Chile and Brazil, followed by the application of strict cost control measures and intelligent purchasing methodologies.

In order to concentrate our efforts on the expansion in Mexico, Brazil and Chile, on January 19, 2012, FASA Investment Limitada, a subsidiary of Grupo Casa Saba, sold its shareholding in the social capital of Famacias Peruanas, S.A. and Droguería La Victoria, S.A.C., subsidiary companies of FASA through which a chain of drugstores was operated in Peru.

In line with our strategy, this year, we increased the number of stores in our two main markets, Chile and Mexico.  In Chile, we added several new stores in key areas which will help us compete more effectively in the marketplace.  In Mexico, we grew the number of stores in the Benavides chain and entered the State of Mexico and Mexico City markets.  This expansion will enable us to widen our overall client base and increase our presence in this market.

Strengthening the Company’s Financial Position

By the end of 2011, our interest-bearing liabilities totaled Ps. 12,556.5 million and our net debt was Ps. 10,246.1 million, a large part of which was related to the acquisition of FASA in the fourth quarter of 2010.

On August 11, 2011, Grupo Casa Saba successfully refinanced the bridge loan that was executed on August 30, 2010 in the amount of Ps. 7,732.9 in order to acquire FASA, as well as the collateral package that was executed to guarantee its obligations under the loan.  The loan term was extended for seven years, and is divided into two tranches.  The shorter average life tranche has an average margin of TIIE (the Mexican Interbank Balance Interest Rate) + 2.25% while the longer average life tranche’s margin is TIIE + 2.76%, which are more favorable terms than those that were negotiated in the original credit agreement.

In order to reduce our debt, in January 2012, we completed a series of negotiations with Quitafex, S.A., which resulted in the sale of the capital stock of our Peruvian subsidiaries, Farmacias Peruana, S.A. and Droguería la Victoria, S.A. The proceeds from this sale will be used to pre-pay the debt and to strengthen our retail pharmacy operations in our core markets, Chile and Mexico.

Improve the Efficiency of Our Retail Operations and Strengthening Customer Loyalty

We seek to focus our efforts on improving the efficiency of our retail operations, by offering pharmaceutical products as well as health, beauty care and general merchandise products at competitive prices while providing excellent service to our customers at the point-of-sale. In Mexico, this product offering will exist not only in the larger cities, but also in smaller cities and rural populations, thus benefiting regions that today do not have access to a wide range of such products at competitive prices.

As part of Benavides’ ongoing commercial strategy, in 2011 we continued to improve our home delivery service by widening our delivery zones and by waiving the charges for this service.  In addition, we continued to develop the Benefits Administration Program, which allows us to enter into commercial agreements with large corporations to provide them with our services and established a structured pharmaceutical benefits program for senior citizens, which we expect will help create customer loyalty among our older clients.

In Latin America, we are integrating the experience that we have accumulated in Mexico as one of the leading distributors of pharmaceutical products with FASA’s knowledge as one of the leading participants in the pharmacy segment in various countries. As a result, we offer customers a high quality service and a wide range of products at competitive prices at the point-of-sale.

In 2011, FASA adjusted its business model to include the introduction of new value-added services, including the development and launch of private label products and exclusive brands, which offer customers greater diversity in their product selection and which also contributes to improving the Company’s profitability levels. In addition, this division launched a new in-store concept that seeks to improve our customers’ shopping experience by creating “solution centers”, in which trained staff members offer customers personalized service geared towards their individual needs.  In Mexico, as of March 31, 2012 over 140 of our pharmacies are now staffed by a certified physician who provides on-site medical consultations to our clients.  We expect that each of these efforts will help us to increase the level of service that we provide to our customers and, therefore, will result in increased customer loyalty.

In addition, the Chilean pharmacies were able to improve their productivity through the installation of WorkForce Management software, which tracks employee’s daily activities in order to identify areas of opportunity for more effective time management.  In 2011, Farmacias Ahumada also renovated their Point-of-Service (POS) software, which included a new promotions system that facilitates the identification of promotions and special offers that the sales staff can then recommend to the customer at check out, thus helping to increase overall ticket sales.  Finally, in Mexico, the purchasing module of the SAP system was modified in order to allow the purchasing agents to identify the best commercial terms offered by suppliers for each product, thus making the process more efficient and cost-effective.

Identifying Opportunities to Increase our Market Penetration in High Growth Potential Sectors

The generics segment has been growing steadily throughout Latin America over the past several years and we believe that the development of private and exclusive label brands will help us improve our profitability and meet the growing demand for these products in the region.  Therefore, in order to compete with other pharmacy chains, our Retail Division is working to introduce generic based OTC, prescription drugs, beauty care products and items for babies.  In addition, we expect that the introduction of well-known, exclusive labels will also help strengthen our value proposition for our clients by increasing our overall product selection.  Our goal is to offer high quality brands in all three countries where we operate that will improve the health and wellbeing of our clients while offering cost savings.

To date, we have a network of more than 150 specialized providers with operations worldwide.  Our private and exclusive label brands are currently manufactured in various parts of the world, including Chile, Mexico, Argentina, China, the U.S. and the UK. As a result of this diverse sourcing methodology, we are able to achieve economies of scale which in turn enables us to offer attractively priced products to our customers.

In 2011, we continued to develop, launch and promote new products.  To date, our private label offerings include personal care and hygiene products as well as shampoos, deodorants, body lotions and baby care items such as accessories, diapers and wipes.  During the year, we also launched a new line of baby formulas in various countries.

In addition to our private label brands, the Company is also focused on offering high quality, international name brands that are available exclusively in our stores. Currently, we offers brands such as “GNC” (a leader in the vitamin and mineral category); Prudence (condoms); “Sally Hansen/La Cross” (U.S. market leader in products for the treatment and care of hands and nails); “ROC” (internationally recognized dermo-cosmetics that include anti-aging and anti-cellulite products), “John Frieda” (a leader in innovative hair care products in the U.S.); “Lumene” (a brand that is the first of its kind to develop an innovative line of cosmetics and skin care items); “Phyto” (a French capillary dermo-cosmetic); Jergens (a U.S. brand with over a century of experience in the skin care industry); Scunci (the market leader in hair accessories); and Bonawell, Igora and Palette de Schwarzkopf (all of which are a part of Henkel’s product portfolio).  We expect that the increased variety of name-brand products will make us an even more attractive option for our customers and help foster customer loyalty.

In the Distribution division, we are also working to increase the number of generic products in our catalog in order to meet our clients’ growing demand for these items.

In recent years, our Group has also noted a potential opportunity to increase its participation in the government sector. In 2011, we secured several projects with state and federal government institutions, including Petroleos de México (PEMEX).

To better serve several of our government customers, this year we developed a complex on-line order processing applications and data sharing services that utilize the latest in web-service technology.  These solutions allow our customers to manage their inventory more efficiently and to process orders faster, which improves their product availability at the sales counter. We believe that this innovative new software solution may serve as a valuable tool for helping to secure contracts with other governmental entities in the future, given that it is customizable and completely browser-based, with no additional hardware or software needed to run the programs.

Maintaining Continuous Contact with Clients and Suppliers

We are well aware that continuous contact with our clients and a solid knowledge of the markets in which we operate are key to finding new ways to increase our sales and further develop our core pharmaceutical business.  Therefore, in 2011, we continued to focus our efforts on working closely with our clients and suppliers in order to identify their specific needs and customize our services to meet their requirements, including improving our product catalog.  All of these efforts were accomplished under our minimum profitability parameters.  In terms of our suppliers, we worked closely with them to determine the market’s needs and to create innovative commercial schemes.

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

The investments made since 2006 in terms of the IBM hardware and middleware platform have been highly beneficial for the Company.  Over the course of the last two years, our Total Cost of Ownership, or the total cost of administering our IT processes, has dropped, despite an increase in the number of transactions processed.  During this time, our applications have become more complex, thus requiring more computing power, which has been successfully supplied by the IBM platform.

In 2009, our IT efforts were focused primarily on general computer and communication systems updates and maintenance, including the purchase of new computer equipment, the replacement of critical servers for our central site with state-of-the-art hardware and the implementation of a digital voice and data network in all of our distribution centers as well as our corporate headquarters. We believe that these upgrades helped reduce operating costs and improved system availability.

In addition, we significantly reduced the use of paper in several of our warehouses through the use of radio frequency terminals.  This measure is intended to decrease paper consumption and improve the accuracy of our order processing. We also updated our software and connectivity with various clients in order to improve on-line order processing and product availability.

In 2010, our IT efforts were focused primarily on general computer systems upgrades and maintenance, including the replacement of critical servers for our central site with state-of-the-art hardware and software. We believe that these upgrades reduced operating costs and improved system availability.  Specifically, we updated the company’s critical mission platform by installing IBM’s Power (mr) technology in order to enhance the performance and increase our Disaster Recovery platform’s capacity in the event of an emergency.  In addition, we improved the technology used by our sales force by introducing the first series of wireless handheld PDA units equipped with the latest in GPRS technology.  This technology enables our sales representatives to transmit their orders remotely, utilizing cellular signals.  We expect these units to help us increase productivity by eliminating the need to connect to a landline in order to transmit customers’ orders, resulting in time savings. We consider that all of these features will ensure the quality with which we process client transactions and increase the overall security of our network.

The year 2011 was one of operational excellence in that our record of on-time processing averaged approximately 98% per month, despite an increase in the amount of information services being used.  Throughout the year, we continued updating our Operating Systems and Applications versions to keep pace with the speed of technological innovations.  This year, we completely renovated all of our Citrix servers, upgraded our Websphere Application Server and deployed improved application balancing features.  In addition, we conducted several drills of our Disaster Recovery Planning processes nationwide, in order to ensure that the system that was implemented in 2010 continues to operate at its optimum capacity.

In terms of our communications technology, this year we successfully migrated the existing telecommunications network to a Multiprotocal Label Switching (MPLS) format.  This format offers a faster, economical and more secure communications protocol with improved data quality that will benefit virtually all of our back office processes.  In our warehouses we continued with the second phase of the launch of GPRS mobile devices for our sales force.  These units have had a positive effect in terms of sales agility, by providing up-to-the-minute information for our sales representatives.  Today, these devices operate using a Windows mobile platform, although we expect that an open platform, such as Android, will be available in the near future. Once this technology is available, it will put downward pressure on prices and we are prepared to take advantage of the opportunity to lower costs.

In our Retail Division we are also always looking for ways in which to improve the productivity of our warehouses.  During the year, we made improvements to our systems so that the release of the orders in each sector can be timed in a manner that optimizes the flow among the various picking areas, eliminating bottlenecks and reducing wait times for the orders to be completed.  In addition, we also modified our packaging systems in order to decrease the amount of empty space within each individual box.   As a result, we were able to reduce the amount of boxes shipped for each customer order, which helps lower our transportation costs.

Offering Our Clients Value-Added and Internet Solutions to Facilitate Commercial Decision-Making and Promoting Higher Sales

In an increasingly competitive business environment, service is key.  Therefore, we do our best to go one step further to provide value-added services to our clients.  In 2011, we continued to use an online distribution and information website, www.farmaservicios.com, which we currently make available to our clients free of charge.  Clients that log on to www.farmaservicios.com are able to communicate directly with us, as well as place and track their orders and shipments on-line.  In addition, these clients have access to a wide range of additional services including news and industry information, business advice and a variety of special promotions.  We believe that www.farmaservicios.com is a value-added service that provides our clients with a faster, more convenient way to link their demand to our system, given that they can place and track their orders, unlike with other traditional distribution channels.

To better serve some of our government customers, this year we developed highly complex on-line order processing applications and data sharing services that utilize the latest in web-service technology.  These solutions allow our customers to manage their inventory more efficiently and to process orders faster, which improves their product availability at the sales counter.

See “— Information Technology Systems” below in this section.  We will continue with our efforts to develop internet-based solutions for our clients and suppliers as we believe that doing so will allow us to provide a value-added service that complements our existing business.

Developing Internal Savings and Operating Efficiencies Programs to Maximize our Operations’ Profitability

During 2011, in our Distribution Division we continued implementing our profitability-focused strategy, which involved the ongoing review and negotiation of commercial terms with our suppliers and clients to obtain better profitability levels, even if, upon occasion, this resulted in our Company deciding not to make certain sales that did not meet our minimum profitability parameters.

Likewise, diverse efficiency and continuous cost-savings programs were successfully implemented, such as ongoing reengineering of routes, the optimization of distribution centers, adapting the fuel used in our distribution vehicles to be more cost-effective and paper waste reduction. In our Mexican retail division, we were able to negotiate the direct delivery of large sized merchandise to our cross-dock facility in Hermosillo, Sonora with some of our providers, saving us significant transportation time and expenses.  In addition, we modified our order packing procedures in order to separate liquid products from non-liquid products, thus limiting losses due to accidental leakage during shipment.

                                Operations

Prior to this year, our operations were organized into four operating business divisions: the Private Pharma business division (which includes our retail pharmacy business), the Government Pharma business division, the HBCG/Other Products Division and the Publications business division.  However, as of the fourth quarter of 2010, the Group created a fifth business division, known as the “Retail Pharmacy Division,” where it reports the results of its retail pharmacy business.  Please see “Item 5. Operating and Financial Review and Prospects—Results of  Operations” for a breakdown of our consolidated net sales by business division for the three year period ended on December 31, 2011.

Private Sector Pharmaceutical Distribution (Private Pharma)

Our private sector customers consist primarily of approximately 14,000 privately owned pharmacies, as well as national and regional pharmaceutical and supermarket chains (comprising more than 8,600 stores) and the pharmacies associated with private hospitals.  We were the first nationwide wholesale pharmaceutical distributor to enter the private sector market in Mexico and, since the 1960s we have been one of only two wholesalers providing national coverage.  We believe that our customer coverage is one of the highest in the industry and that we cater to a majority of retailers nationwide.

According to IMS Health, A.G. and our estimates, in 2009, 2010 and 2011, Grupo Casa Saba and Nadro, Mexico’s only other nationwide pharmaceutical distributor, together accounted for nearly 50% of prescription and over-the-counter drug sales throughout the private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products).  Mexico has adopted individual dosage packaging whereby pharmaceuticals are distributed in pre-packaged dosages rather than in bulk.  Retail customers demand a rapid and continuous supply of pharmaceutical products.  As a result, inventory turnover is high.  Consequently, shortages and stock-outs are common and pharmacies are forced to rely on multiple suppliers.  We seek to overcome these market constraints by maintaining a superior distribution network.  Through our more than 115 years of experience, we have developed a highly sophisticated transportation and inventory logistics system, which enables us to distribute our products between 12 and 24 hours from the time of order nationwide.  We believe that we are able to fill the highest rate of orders in the industry and plan to maintain a state-of-the-art distribution network to continue improving our distribution capabilities.

Public Sector Pharmaceutical Distribution (Government Pharma)

Our public sector customers consist of Mexican government institutions.  The Mexican government has a vast network of hospitals, clinics and pharmacies on a national level, as well as specialized health institutions, that we serve.  The government institutions that purchase products from us include:

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

Since the Mexican government generally buys directly from manufacturers through IMSS and ISSSTE, it is able to purchase at prices that are substantially lower than those paid by private entities.  Our sales to IMSS, ISSSTE hospitals, State Health Institutions, and PEMEX are not in bulk and, therefore, are not offered at bulk prices.  In addition, we deliver pharmaceutical products to ISSSTE Tiendas, the supermarket pharmacies operated by ISSSTE, at prices comparable to those prices we charge our large private sector customers.  We are able to sell our pharmaceutical products to approximately 240 ISSSTE Tiendas at private sector prices because we can provide them with additional services and increased efficiency.  Since our sales to ISSSTE Tiendas are not through the usual public sector channels, we classify them as private sector sales.  Sales to PEMEX are at prices substantially lower than those for the private sector.  Sales to IMSS are made also at prices substantially lower than those for the private sector and, in many cases, depend on the negotiations conducted with the laboratories for each specific product.

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

In the last three fiscal years we have experienced the following trends in our Government Pharma division.   Sales for our Government Pharma division decreased by 12.4% in 2009, mainly as a result of a reduction in our sales to PEMEX. This reduction was primarily due to a lower participation in the bidding processes. In 2010, sales from this division increased 5.9%, primarily as a result of increased sales to IMSS as well as various state government health institutions. During 2011, sales from this division grew 26.0% due to a higher participation in bidding processes during the period with various federal and state government health institutions. We cannot assure that we will participate in future PEMEX (or other government) auction processes or that we will be awarded contracts with PEMEX or other governmental institutions similar to those we have had in previous years.

                                Health, Beauty Aids, Consumer Goods, General Merchandise and Other

Prior to 2004, we had separate divisions for General Merchandise and Other Products and Office Products.  In 2004, however, as part of a strategic business decision, the Group decided to combine all three divisions under the name of “Health, Beauty Aids, Consumer Goods, General Merchandise and Other, or HBCG/Other Products.”  The decision was made due to the diminishing sales of the General Merchandise and Other products, which together accounted for less than 1% of the Group’s total net sales.

We distribute health and beauty aids as well as various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico.  The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

●	Mexsana talcum powders from Schering Plough (since 1999);

●	The Sensual Tea (since 2004);

●	Mustela products (since 2007);

●	Costalitos, trash bags (since 2007);

●	Aquanet, hair sprays and hair care products (since 2009);

●	Jergen’s, hand and body creams (since 2009);

●	Bioré, facial cleansing products (since 2009);

●	John Frieda, hair care products (since 2009);

●	Nature Made, dietary supplements and herbal products (since 2010);

●	ACTII, microwaveable popcorn (since 2010);

●	D’Stevia, natural sweetners (since 2010);

●	CUREL (since 2011);

●	Xiomega, Chia seed based nutritional supplements (since 2011);

●	Xtraviril, (since 2011);

●	Dream Water (since 2011);

●	Vudu Shot, pheromone perfumes (since 2011);

●	Finesse, shampoos (since 2011);

●	Ardell, false eyelashes (since 2011);

●	Nutrigomitas, children’s nutritional supplements (since 2011); and

●	2Life, toothbrushes, baby wipes and razors (since 2011).

During 2011, we stopped distributing the Vanart lines of products, Maxell Xbatteries and computer accessories and Alcachofivida, a line of artichoke-based dietary supplements.  In addition, we incorporated several additional brands into our product catalog, including Xiomega chia seed based nutritional supplements, Xtraviril energy pills for men, Dream Water natural sleep aid, Vudu Shot pheromone perfumes, the Finesse line of shampoos, Nutrigomitas children’s nutritional supplement and the 2Life line of basic toiletries. During the first quarter of 2012 we added CMD, a new line of herbal based vitamins and remedies.

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

We distribute general merchandise and other products that are generally sold through grocery stores, supermarkets, convenience stores, major warehouses and pharmacies in Mexico.  The general merchandise products that we distribute consist primarily of packaged foods, beverages, vitamins and nutritional supplements as well as personal care products.  The other products that we distribute consist of over-the-counter products, household items and toiletries.  The general merchandise and other products that we distribute are mostly products sold on an exclusive basis in specified geographic areas pursuant to contractual arrangements.

In 2009, sales in our HBCG/Other Products Division increased by 0.4% while in 2010, sales from this division decreased 14.1%. During 2011, our HBCG/Other sales grew by 11.4% primarily due to a higher demand for these types of products in the different markets where we offer them.

                                Publications

We distribute books and magazines, a large majority of which we distribute on an exclusive basis through our publishing subsidiary, Publicaciones Citem, S.A. de C.V., or Citem, which we believe is one of the leading distributors of magazines in Mexico.  We are also one of the leading suppliers of self-service store chains, as well as the exclusive supplier of Wal-Mart Mexico’s VIPS and Portón restaurant chains in Mexico City.  We sell primarily through approximately 110 nationwide agents and one firm affiliated with the Union de Voceadores, or Union of Newspaper Boys, in Mexico City.  Citem also distributes entertainment products to other establishments, including supermarkets, convenience stores, racks and magazine newsstands in airports, libraries and hotel magazine stores.  In addition, Citem offers one of the most efficient forces of rack-jobbers, or shelf-keeping merchandisers, to the VIPS and Portón restaurant chains.  These merchandisers keep the shelves of more than 600 stores across Mexico duly organized.

In the second half of 2002, Citem started an administrative and operational restructuring to achieve higher levels of profitability.  This process has involved changes in Citem’s product catalog, client base, personnel and distribution units and methods, among other changes.  As a result of the restructuring process our sales were affected in 2002 and 2003 but a positive trend of increases in sales started in the last quarter of 2003 and carried on through 2007.  During 2009, sales in the Publication division increased 0.6%, aided by the reincorporation of various publications to the catalog as well as strong year-end specialty title and collector’s item sales.  Publication sales for 2010 rose 10.9%, driven primarily by increased sales of albums, stamp books, guides and magazines related to the World Cup sporting event that took place in June 2010 as well as the inclusion of new, more profitable publications in the product catalog.  In 2011, sales from our Publications division posted a decline of 5.2%, primarily as a result of a downward adjustment in the number of publications we received from various publishers as well as the fact that several special title items were released last year and no similar items were  released this year.

In terms of our export sales, in 2008, we decided to discontinue distributing our publication products outside of Mexico.  This decision was made due to our intention to focus on domestic distribution where we benefit from our proprietary distribution network, as well as to the reduced margins of our export sales caused by fluctuations in currency exchange rates that were brought on by the worldwide economic crisis. Given that we did not reinitiate our international business during the 2011 fiscal year, we did not register any export sales during the period.

                                Payments and Collections

Most of our distribution sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product.  Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended.  We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis.  The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us.  The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy.  For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly.  We are constantly adapting our collection methods to market and general economic conditions.  The average maturity of accounts receivable due from our overall client base was 63 days in 2009, 73 days in 2010 and 51 days in 2011.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various types of clients.

Credit terms	Days
Pharmacies	50
Supermarkets and local wholesalers	60
Government	100
Publications to wholesalers	60
Publications to retailers (1)	60

(1)	National retail chains are centralized

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

In previous years, each of our distribution centers placed its own orders on a weekly basis, directly to suppliers.  These orders were placed through our computerized order system, Electronic Document Interchange, or EDI, which we have implemented to communicate efficiently with clients and suppliers through a platform supporting different electronic communication protocols.  Suppliers delivered orders directly to the distribution warehouse that placed the order, or to our transportation subsidiary, Marproa.  Suppliers typically delivered bulk orders directly to the distribution warehouse that placed the order.  In the second half of 2000, we centralized our purchasing to improve our financial results and increase the efficiency of our operations.  As a result, all of our orders for all of our distribution centers are placed through our centralized system. Deliveries of non-Mexican products are handled by Mexican customs near the U.S. border or the port town of Manzanillo, and are typically made directly from the supplier to a Mexican customs agent.  Once the customs agent completes the importation procedure, the products are then sent to our distribution center via ground transportation.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 150 laboratories and manufacturers.  Most of these suppliers are located in Mexico City and its surrounding areas.  Purchases are made through purchase orders from time to time, on an as-needed basis.  More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned primarily by large multinational companies.  Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases.  Companies such as Sanofi-Aventis, Pfizer, Merck Sharpe Dohme, Roche, Astrazeneca, Boehringer, Bayer, Novartis, Eli Lilly, Genomma Labs, Janssen Cilag, Merck and Bristol-Myers Squibb are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers, located primarily in Mexico City.  We purchased our catalog of approximately 700 general merchandise and other products from a wide range of suppliers including, Plastoza (maker of Costalitos), Laboratorios Expanscience (Mustela), Schering Plough (Mexsana), Herbamedica (The Sensual Tea), Kao Brands (Jergens, Bioré and John Frieda), Conagra Foods (ACTIII), Pharmavite (Nature Made),Aquabeauty (Aqua Net), Pronatural (Xtraviril, Xiomega and Nutrigomas), Lonarmed (Finesse) and INT’L Business (2Life).  In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent.  Imported products are delivered to our warehouses by the customs agent after complying with all the legal requirements, which in some cases depends on the type of product.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market.  Nearly all of the products purchased as of today may be returned to the publisher.   During 2009, Citem’s clients included over 250 publishers for whom it distributed more than 4,000 publications.  For the year 2010, Citem worked with more than 200 publishers and distributed more than 3,500 of their publications.  In 2011, we distributed more than 3,000 publications from more than 200 publishers. Currently, Citem is only distributing publications (magazine and books titles) that meet the Group’s minimum profit requirement.  Purchases are made through our centralized administration.  As a result of this profitability strategy, certain titles were discontinued from Citem’s product catalog.

Retail

In Brazil, we purchase pharmaceutical products mainly from the three largest wholesale distributors, which deliver the products directly to our stores using a “just-in-time” system, enabling us to receive our products promptly and to minimize stock-outs.  Approximately 90% of our non-pharmaceutical products are purchased directly from our suppliers.  We centralize our purchases of new non-pharmaceutical products through a distribution center that provides logistics support to our pharmacies.

In Mexico, we purchase merchandise from a various wholesalers as well as directly from some providers, the combination of which depends on the chain’s commercial strategy.  Our pharmacies obtain some of the products we sell from our own distribution channels although approximately 65% of the products are purchased from third parties including other large wholesalers.  Some of our main providers include: Unilever, Kimberly Clark, Procter & Gamble, Nestlé, Genomma Lab, Pfizer and Glaxo Smithkline.

In Chile, our pharmacies maintain comercial relations with all of the national and foreign laboratories for both pharmaceutical and non-pharmaceutical products.  The products that we purchase are delivered to our distribution center in Santiago, Chile, the nation’s capital city.

                                Information Technology Systems

Overview

We periodically acquire and use new technologies to increase our efficiency and distribution capabilities as well as to improve our operative efficiency in our pharmacies.  All dealings with suppliers, lessors, banks and insurance companies, as well as our treasury, are centralized in both GCS and our subsidiaries.  We believe that our information technology systems have been, and will continue to be, instrumental in our ability to provide value-added services to our clients.

Retail Order Computers

In our wholesale distribution division, all of our sales representatives use portable hand-held computer terminals to take and process orders.  These orders are transmitted via Internet to a mirrored and redundant data center.  The orders are then printed and separated by route and filled according to a departure schedule.  We continually upgrade our systems to increase the effectiveness of our order system, install individual workstations in a greater number of locations, and track customer and supplier orders in the system’s network to ensure the accurate fulfillment of those orders.  In our retail division, orders to wholesalers are transmitted electronically from our replenishment and inventory management systems.  The reception of merchandise is also controlled through the inventory management system.

Pharmacy Personal Point-of-Sale Computers

In our distribution division, we have developed a point-of-sale software known as www.farmaservicios.pdv., which is a PC-based application that has been designed to meet the needs of our pharmacy customers.  www.farmaservicios.pdv has point-of-sale, inventory control and Internet capabilities to update and synchronize data using web-based technology.  Clients that use www.farmaservicios.pdv can access and synchronize point-of-sale data through our website.  Pharmacies that use our system are automatically linked to our order placement systems, which allow these pharmacies to order items electronically, view current product prices and track promotional discounts and pending orders.  Additionally, through this system, we can also assist customers with their own inventory control and business management.  The www.farmaservicios.pdv application can operate on a stand-alone PC or in a network environment, depending on the customer’s particular needs.  The pharmacy owners purchase the PCs and related hardware and we provide the software package.   Management believes that www.farmaservicios.pdv will continue to be an important factor in developing customer loyalty and improving overall customer service to pharmacies, which are our primary client base.  As of December 31, 2011, we had more than 4,580 registered users, 3% more than we did at the end of 2010.

Automatic Picking Technology

We use automated pickers in some of our distribution centers.  An automated picker is a computerized robot that matches an order number with an order number previously submitted by one of our sales representatives, selects the appropriate item(s) ordered and deposits the item(s) in a box for delivery.  Each automated picker processes, in some cases, approximately 50% of the total units sold out of each distribution center where one is located and is significantly more efficient than a team of experienced workers.  The automated pickers operate at high speed with extremely high accuracy and include error correction features.  In our retail division, we have state-of-the-art distribution centers in Monterrey, Nuevo Leon, Mexico and Santiago, Chile.  These centers’ technologies enable us to replenish our pharmacy’s stock of pharmaceutical and non-pharmaceutical products more accurately.

As of December 31, 2011, 6 of our 25 distribution centers had automated pickers.  The installation of additional automated pickers in our remaining manual pick distribution centers will depend upon whether or not we deem the cost to be justifiable.

Computerized Purchase Order Placement System

In our distribution division, we have developed and continue to update an automatic inventory control and order placement system.  This system utilizes inventory optimization software to track historic demand for products and to forecast future demand.  The system also seeks to optimize inventory levels and order sizes at each distribution center through a “just-in-time” inventory approach.

Back-Office and Accounting Services

Our back-office information systems for our distribution division operate using a software program called BaaN, an Infor Software Company product.  The database provides us with a strong analytical tool for decision-making that affects all aspects of our operations.  BaaN is an integrated back-office and accounting system that currently manages our General Ledger, Accounts Receivable, Accounts Payable and Treasury, as well as other financial information.  In our retail division, our back-office information systems operate with SAP technology that allows us to have access to both management and executive reports on-line.

Retail Pharmacy Business

With the acquisition of FASA, our retail pharmacy business consists of our operation of over 150 pharmacies in the states of Jalisco, Mexico, Guanajuato, Michoacán, Coahuila, Tamaulipas and Mexico City, through Farmacias ABC, over 740 Farmacias Benavides stores located in 17 Mexican states and more than 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil, through Drogasmil. In Chile, we operate over 350 pharmacies spanning 15 regions of the country. For the year ended December 31, 2011, net sales by our retail pharmacy business amounted to Ps. 20.7 million, which represented 44.3% of our total consolidated net sales.

In Mexico, our Benavides pharmacies obtain some of the products they sell from our own distribution channels.  However, approximately 65% of the products purchased in 2011 came from third parties.  In Farmacias ABC, around 60% of our stocked items were sourced from third parties in fiscal year 2011.  On average, our Benavides stores stock over 15,000 items while the ABC chain stocks over 9,500 items, on average.

Through our more than 85 pharmacies located in Sao Paulo and Rio de Janeiro, Brazil, two of the countries largest population centers, we sell approximately 11,000 items, including health and beauty aids, generic drugs, prescription drugs, over-the-counter drugs and other consumer goods.  We operate a call center through which we channel the delivery of products to our customer’s home or office in one hour’s time.  We have entered into partnerships with providers of health care plans and corporate clients that allow us to gain access to a wider customer base. In addition, we participate in the Popular Pharmacy Program, a government sponsored program through which we grant discounts to low-income customers and then we obtain a refund of the discount amount from the government.

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

We sell many different types of non-pharmaceutical products, from health and beauty aids to consumer goods such as magazines, candies and other food products. The types and number of non-pharmaceutical products in each store vary, and selections are based on customer needs and preferences and available space. In our Farmacias Ahumada chain, each store stocks an average of 15,600 items, although this figure varies by store format.  No single non-pharmaceutical product category contributed significantly to our sales during 2011.

In 2011, our main classes of products were prescription drugs and over-the-counter medications and non-pharmaceutical products, including health and beauty aids and other merchandise. In Mexico, at our Farmacias ABC chain, approximately 62% of the sales were derived from pharmaceutical products and the remaining 38% was derived from health and beauty aids and other merchandise. In Farmacias Benavides, pharmaceutical products represented 52% of total sales while health and beauty aids, consumer goods and other merchandise accounted for the remaining 48% of items sold. The customer base of our retail pharmacy business is well diversified; therefore the loss of any one customer would not have a material adverse impact on our results of operations. In our Farmacias Ahumada chain in Chile 67% of total sale corresponded to pharmaceutical products and 33% to no-pharmaceutical items, including health and beauty care items as well as other merchandise while in Peru, 62% of total sales were pharmaceutical products and the remaining 38% were non-pharmaceutical products.

In addition to these products, our Retail Division is working to introduce generic based OTC products, prescription drugs, beauty care products and items for babies that are effective yet reasonably priced for our customers.  In addition, we expect that the introduction of well-known, exclusive labels will also help strengthen our value proposition for our clients by increasing our overall product selection.

To date, we have a network of more than 150 specialized providers with operations worldwide.  Our private and exclusive label brands are currently manufactured in various parts of the world, including Chile, Mexico, Argentina, China, the U.S. and the UK. As a result of this diverse sourcing methodology, we are able to achieve economies of scale which in turn enables us to offer attractively priced products to our customers.

In 2011, we continued to develop, launch and promote new products.  To date, our private label offerings include personal care and hygiene products as well as shampoos, deodorants, body lotions and baby care items such as accessories, diapers and wipes.  During the year, we also launched a new line of baby formulas in various countries.

In addition to our private label brands, the Company is also focused on offering high quality name brands that are available exclusively in our stores. Currently, we offers brands such as “GNC” (a leader in the vitamin and mineral category); Prudence (condoms); “Sally Hansen/La Cross” (U.S. market leader in products for the treatment and care of hands and nails); “ROC” (internationally recognized dermo-cosmetics that include anti-aging and anti-cellulite products), “John Frieda” (a leader in innovative hair care products in the U.S.); “Lumene” (a brand that is the first of its kind to develop an innovative line of cosmetics and skin care items); “Phyto” (a French capillary dermo-cosmetic); Jergens (a U.S. brand with over a century of experience in the skin care industry); Scunci (the market leader in hair accessories); and Bonawell, Igora and Palette de Schwarzkopf (all of which are a part of Henkel’s product portfolio).

We expect that the increased variety, name-brand and lower cost products will make us an even more attractive option for our customers and help foster customer loyalty.

In 2011, FASA also introduced several new value-added services including a new concept known as “Solution Centers,” in which trained staff members offer customers personalized service geared towards their individual needs.  In Mexico, some of our pharmacies are staffed by a certified physician who provides on-site medical consultations to our clients. We expect that both of these projects will help us to increase the level of service that we provide to our customers and, therefore, will result in higher sales as well as increased customer loyalty.

We believe that the retail pharmacy markets in the countries where we now operate will continue to grow due to the growing population, the stable demand for pharmaceutical products, an increase in the amount of senior citizens with access to health care and social security coverage and the growing market of over-the-counter products and other health and beauty aids and consumer goods that are sold at our retail pharmacies.  However, we cannot assure you that the retail pharmacy market will not experience decreases in growth or that our results of operations will not be adversely affected, should the countries where we have operations fail to recover fully from the global economic crisis.

                                Private and Government Pharma Business Divisions

	Year Ended December 31,
	2009	2010	2011

Pharmaceuticals:
Private sector	22,377.4	24,335.4	21,497.2
% Growth	3.9%	8.8%	(11.7)%
Government	906.1	959.3	1,209.1
% Growth	(12.4)%	5.9%	26.0%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,530.4	2,173.6	2,421.8
% Growth	0.4%	(14.1)%	11.4%
Publications	753.4	835.5	792.6
% Growth	0.6%	10.9%	(5.2)%
Retail Pharmacy	3,224.3	5,536.9	20,647.5
% Growth	26.3%	71.7%	272.9%
Total	29,791.6	33,840.8	46,568.2
Total % Growth	4.9%	13.6%	37.6%

Mexican Pharmaceutical Industry Overview

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

Based on information from IMS Health, A.G. and our internal data, we estimate that approximately 75% of private sector pharmaceutical sales are placed through wholesalers, which in turn sell primarily to retail pharmacies.  The remaining 25% of private sector pharmaceutical sales are placed directly by manufacturers to a few large pharmaceutical retail chains that purchase sufficiently large volumes to have direct access to the laboratories.  Most manufacturers have adopted a “wholesaler only” policy because it is the most cost-efficient method of distributing their products.  Nearly all of the individual pharmaceutical purchases take place at retail pharmacies and are either paid for by individuals or through private health insurance.

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Mexican pharmaceutical market:

	Year Ended December 31,(1)
	2009		2010		2011
Sales in millions(2)	$	U.S.8,377.5	$	U.S.9,195.0	$	U.S. 9,836.7
Sales in millions of units(3)(4)		909.7		915.9		966.0
Average unit price(3)	$	U.S.9.21	$	U.S.10.04	$	U.S. 10.18
Growth in average unit price		(15.2)%		9.0%		1.4%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers.

(3)	In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)
To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation (based on data from Banco de México, the Mexican Central Bank). The U.S. Dollar rate used for conversion in 2011 was Ps. 12.40 per U.S.$1.00.

Competition

Pharmaceutical Products

Our primary competitor in the private pharmaceutical distribution business is Nadro, Mexico’s only other national pharmaceutical distributor.  According to IMS Health, A.G. and our estimates, in 2009, 2010 and 2011, Grupo Casa Saba and Nadro together accounted for nearly 50% of prescription and over-the-counter pharmaceutical sales through private sector wholesale pharmaceutical channels in Mexico (this figure does not include the sale of similar and generic products, which if included would increase that percentage).  Our other primary competitor is Casa Marzam, S.A. de C.V., a large Mexican regional distributor.  Our other competitors include approximately twelve regional distributors, some of which own pharmacy chains.  We believe that our distribution services are superior to those of the regional distributors due to the speed with which we distribute our products, as well as the quality, product catalog and value-added services that we provide.

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

Retail Pharmacy

In Mexico, the retail pharmacy market is highly fragmented, with independent pharmacies making up nearly 45% of the total market.  As a result, our Farmacias ABC and Benavides pharmacies face competition from large pharmacy chains, such as Farmacias Guadalajara, Farmacias del Ahorro, Farmacias Fénix as well as from Wal-Mart supercenters and smaller players.

Brazilian Pharmaceutical Industry Overview

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Brazilian pharmaceutical market:

	Year Ended December 31,(1)
	2009		2010		2011
Sales in millions(2)	$	U.S.15,406.6	$	U.S.20,608.9	$	U.S. 25,780.0
Sales in millions of units(3)(4)		1,767.0		2,067.4		2,343.7
Average unit price(3)	$	U.S.8.72	$	U.S.9.97	$	U.S. 11.00
Growth in average unit price		(2.9)%		14.3%		10.3%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers (based on list prices).

(3)	In Brazil, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)
To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation (based on data from the Brazilian Central Bank). The U.S. Dollar rate used for conversion in 2011 was $R1.838 per U.S.$1.00.

The Brazilian pharmaceutical market has been growing steadily since 2000, driven, in large part, by improvments in socio-demographic indicators, and is projected to continue growing at rates of between eight and ten percent over the next five years.

Like Mexico, the Brazilian retail pharmacy market is also very fragmented.  We face competition from companies such as Drogarias Pacheco, Raia, Drogaria Sao Paulo, Venancio and Drogasil, which operate large pharmacy chains, as well as from supermarkets and retailers that sell pharmaceutical products, such as Carrefour, Walmart and Pão de Açúcar.  In addition, we compete with, among others, independently owned drugstores, supermarkets, mass merchandisers, discount stores, e-commerce sites that specialize in drugstore items and other small market participants.

Chilean Pharmaceutical Industry Overview

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Chilean pharmaceutical market:

	Year Ended December 31,(1)
	2009		2010		2011
Sales in millions(2)	$	U.S.1,048.5	$	U.S.1,217.4	$	U.S. 1,397.9
Sales in millions of units(3)(4)		221.3		225.1		227.5
Average unit price(3)	$	U.S.4.74	$	U.S.5.41	$	U.S. 6.14
Growth in average unit price		(0.8)%		14.2%		13.5%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers.

(3)	In Chile, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)
To calculate U.S. dollar amounts, IMS Health used the annual average based on the daily interbank rate published by OANDA Corporation (based on data from Banco Central de Chile, the Chilean Central Bank). The U.S. Dollar rate used for conversion in 2011 was CLP 483.01 per U.S.$1.00.

In Chile, national laboratories represent around 57% of the total market and international laboratories the remaining 43%.  Together, they sell approximately 70% of their product lines through the retail pharmacy segment while the remaining 30% is sold to both Private and Public Institutions as well as directly to physicians and individual patients.

Unlike Mexico and Brazil, the Chilean retail pharmacy market is a highly consolidated and, therefore, a highly competitive market with three main drugstore chains making up approximately 90% of the playing field.  As a result, our primary competitors are the other two major chains: Salco-Brand and Cruz Verde.

In general, our retail pharmacies compete on the basis of store location and convenient access, customer service, product selection and price. We believe continued consolidation of the drugstore industry in Mexico and Brazil, the aggressive discounting of generic drugs by supermarkets, specialized generic drug pharmacies and mass merchandisers and the increase of promotional incentives to drive prescription sales will further increase competitive pressures in the retail pharmacy market of the countries.

                                Seasonality

Both our distribution and retail business are subject to seasonal fluctuations and related market conditions.  For example, during the winter months (which is from November – February in Mexico and May – August in Chile), we stock additional cold and flu care products to meet the seasonal demand for these items.  During the warmer months, the population tends to consume larger quantities of alimentary tract aids and antibiotic products and, on the front end, we feature personal care items such as sun tan lotions and deoderants.  Allergy season also requires us to supply greater quantities of these remedies.

Socio-economic factors also dictate spending patterns linked to specific seasons.  The back-to-school period means that the average household incurs higher out-of-pocket expenditures, leaving them less disponsible income to spend elsewhere.  In December, employeers are required to give their employees a holiday bonus, so disposable income is typically higher at the end of the year.

During vacation periods such as Holy Week (March – April depending on the Easter break) and summer break, children are less likely to contract illnesses from their fellow schoolmates and there is also generally less traffic in the points-of-sale.

Our cash flows are also subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers in Mexico and Chile do not make sales or deliveries, our accounts payable and inventories typically increase at year-end for both our distribution and Mexican retail divisions.  After reaching their highest levels in November/December our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. See “Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”.

                                Marketing Channels

In our Mexican Distribution Division, we deliver both pharmaceutical and non-farmceutical products to over 22,000 clients throughout the country that a range from small mom and pop stores, to national and regional pharmacy chains, government institutions, both private and public sector hospitals, supermarkets and self-service chains such as Wal-Mart as well as speciality and convenience stores.

Special Sales Methodologies

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

                                Call Centers

To better serve our private sector clients who purchase specialty medicines and vaccines, we have installed a dedicated Call Center that provides nationwide coverage.  Given that the direct sale of vaccines to the public is prohibited by Mexican law, our vaccine clients are primarily physicians, private hospitals and clinics as well as secondary distributors.  Our specialty medicine clients are generally physicians, large pharmacy chains, national supermarket chains as well as individuals. Products are delivered to the client’s home or office from one of our centralized distribution centers.  The Call Center offers a range of services that include customer service, order taking (in-bound calls) and direct sales (out-bound calls) as well as the coordination of special projects.   Sales are conducted by trained staff members and special projects include conducting vaccination campaigns with private sector clients.

                                Pharmacies

In our pharmacies we have at times entered into partnerships with providers of health care plans, corporate clients, governmental institutions and non-profit organizations, which allow us to gain access to a wider customer base.

In addition, we participate in government sponsored program such as the Popular Pharmacy Program in Brazil.

                Value-Added Pharmaceutical Services

We believe that we distinguish ourselves from our distribution competitors, in part, by the wide range of value-added services we provide our customers in addition to our products.  For example, we provide pharmacies with suggested retail price lists that are updated immediately upon notice of price changes from our suppliers.  These price lists are the only notices used by pharmacies to adjust their prices.  We also provide purchasing management, price updates and advisory services to our customers through direct personal computer links between us and individual pharmacies using www.farmaservicios.pdv, our proprietary point-of-sale system.  See “—Technology Information Systems—Pharmacy Personal Point-of-Sale Computers” above in this item.

We also offer our customers a series of specialized services, including training, conferences and trade fairs.  Some customer services are supported by a monthly pharmaceutical publication, “Farmservicios Editorial,” formerly “Correo Farmacéutico,” a monthly magazine and product catalog.  We have already established an online distribution and information site for our clients and suppliers, www.farmaservicios.com, which we currently make available to them free of charge.  Clients that log on to www.farmaservicios.com are able to communicate directly with us, and can place and track their orders and shipments on-line.  These clients also have access to a wide range of additional services, including news and industry information, free e-mail, business advice and a variety of special promotions.  www.farmaservicios.com also links to www.farmaservicios.pdv.  See “—Information Technology Systems” above in this item.

                Patents and Licenses

Due to the nature of our business, we do not currently have any type of patent.   In terms of licenses, we have a sanitary license to operate each of our distribution centers as well as every one of our pharmacies.  In addition, we have licenses that enable us to import products, although they are not material in terms of our sales at this time.

As a result of our broad client and supplier base and the general nature of our business, neither our retail nor distribution business is particularly dependent on any type of industrial or commercial contract.

                                Regulation

In Mexico, both our distribution and pharmacy businesses are primarily regulated by the Ley General de Salud, or General Health Law, and the accompanying regulations.  Two federal agencies that pertain to the executive branch of the Mexican government, the Mexican Ministry of Health and the Mexican Ministry of Economy, mainly regulate the pharmaceutical industry.  We are required to obtain authorization from the Mexican Ministry of Health to distribute prescription drugs and over-the-counter pharmaceuticals on the wholesale level.  Similarly, the retail sales of pharmaceutical products, health and beauty aids and other merchandise is subject to the General Health Law and its regulations, state and local health rules and regulations, the Ley Federal de Proteccíon al Consumidor, or Federal Consumer Protection Law, and Normas Oficiales Mexicanas, or Mexican Official Norms.  We are required to obtain a license for each pharmacy to commercialize controlled medicines that contain certain substances.  Such medicines cannot be sold without prescription and sales must be registered in accordance with specific requirements set forth in applicable regulations in control books. We are required to appoint a pharmacist who must be present at the pharmacy during business hours and who is responsible for compliance with the applicable health regulations in such pharmacy.  Such appointment must be notified to the Mexican Ministry of Health.  We believe that we have obtained all necessary authorization and permits required for the operation of our distribution and retail businesses and we do not foresee any revocation, cancellation or termination of such authorizations and/or permits.

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

The pharmaceutical industry in Brazil operates in highly regulated environment.  The pharmaceutical industry is regulated at the federal, state and municipal levels.  Federal laws and regulations provide a regulatory framework.  Enforcement and specific regulation is implemented through state and municipal rules and regulations through agencies such as the Conselho Regional de Farmacia, or Pharmaceutical Regional Council.  Pharmacies in Brazil are required to obtain an operating license from the Secretaria de Vigilância em Saúde, Health Surveillance Secretariat of the Ministry of Health, or SVS, in order to engage in the handling, distribution, transport, repackaging, import and export of the substances regulated by the SVS, as well as the medicines that contain such substances.  In addition, operating permits, certificates and authorizations must be obtained periodically from relevant local authorities.  All pharmaceutical products and certain non-pharmaceutical products, including certain health and beauty aids, are required to be registered with the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  Although retail pharmacies are not responsible for obtaining registration of the products sold, pharmacies must check that products offered are duly registered with the appropriate authorities.  We believe that we have obtained all the necessary licenses and permits necessary to operate our business in Brazil.

The pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies in Brazil are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of Medicine Market or CMED, with general oversight from ANVISA.  ANVISA establishes regulatory mechanisms that allow for controlled percentage increases in prices due to fluctuations in the exchange rate, inflation rate and raw material costs.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 5.85% for the year commencing on March 31, 2012.  Most over-the-counter drugs are not subject to such price controls.

In Chile, the pharmaceutical industry is controlled under the Sanitary Code, which regulates everything related to the promotion, protection and restoration of its residents’ health, except for those matters subject to special laws.  The authority responsible for sanitary control of pharmaceutical products is the Chilean Public Health Institute (“CPHI”) (Instituto de Salud Pública de Chile). In order to commercialize and distribute a pharmaceutical or cosmetic product in Chile, it must be previously recorded before the sanitary registry office maintained by the Institute.  However, in Chile, in order to install and operate a drugstore, authorization from the Chilean Health Service (Servicio de Salud Chileno) is required, who is likewise responsible for its supervision and monitoring.

As a general rule, in Chile, the retail sale of pharmaceutical products for human use can only be made in drugstores, which must have a pharmaceutical chemist in charge.  Notwithstanding the foregoing, the authority may allow the retail sale of pharmaceutical products by other establishments.

Chilean law provides that in establishments in which the manufacturing, distribution and retail sale of pharmaceutical products is carried out, advertising may only be made through posters, billboards and flyers, which indicate their official name and approved container, information contained in the label, as well as the trademark or trade name of the producer or the distributor, if any.  Likewise, the use of advertising which may lead to consumption and self-medication or encourage the sale through incentives of any nature to the drugstore staff, is prohibited.

Industry Prices

As a result of government regulation, Mexican pharmaceutical prices are lower than in other countries such as the United States.  We believe that price increases of pharmaceutical and over-the-counter products in Mexico continue to represent an area of possible future revenue growth for us.  Prior to 1990, the Mexican government was responsible for determining pharmaceutical prices and did not increase pharmaceutical prices at the rate of inflation, thereby limiting the growth of our revenues from the distribution of these products.  As of 1990, the Mexican government, acting through the Secretaría de Comercio y Fomento Industrial, or Ministry of Commerce and Industrial Promotion, now known as the Secretaría de Economía, or Ministry of Economy, and the Cámara Nacional de la Industria Farmacéutica, or National Chamber of the Pharmaceutical Industry, known as Canifarma, entered into a series of agreements to deregulate the prices of domestically manufactured pharmaceutical products, which constitute most of the pharmaceutical products we sell.  In order to obtain the benefits of these agreements, many Mexican pharmaceutical manufacturers have agreed, in conjunction with Canifarma, to continue submitting price increase proposals for approval by the Ministry of Economy.  Under current practice, any manufacturer seeking a price increase must file a request before the Ministry of Economy, outlining the reasons for the price increase.  The most important factors considered by the Ministry of Economy are:  the minimum wage increase, the inflation rate, the exchange rate and the amount of foreign direct investment that the manufacturer commits to its Mexican facilities.  If the Ministry of Economy does not respond within 30 days, the increase is automatically granted.  Canifarma and the Ministry of Economy continuously engage in negotiations regarding the level of price increases for individual products and for the pharmaceutical sector as a whole.  In the case of new pharmaceutical products, the manufacturer is required to file a request for a price increase before the Ministry of Economy, which outlines the price for the new product and the rationale behind the chosen price.  Since 1990, prices have increased above the rate of inflation.  However, this trend has subsided in recent years, with average prices coming back into line with the annual inflation rate. In 2009, the average unit price increased by 3.2% in Peso terms, below the rate of inflation of 3.6% and during 2010, the average unit price rose by 2.1%, below the annual inflation rate of 4.40%. During 2011, the average unit price increased 2.5% in Peso terms, somewhat lower than the annual inflation rate of 3.8%.

The devaluation of the Peso may affect our ability to increase the prices of some of our products.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Political and Economic Developments”.

In Brazil, the pricing of certain pharmaceutical and non-pharmaceutical products sold through pharmacies are controlled and monitored by the Brazilian government through the Câmara de Regulação do Mercado de Medicamentos, the Chamber for Regulation of the Medicine Market or CMED, with the general oversight of the Agência Nacional de Vigilância Sanitária, the National Health Surveillance Agency or ANVISA.  ANVISA is linked to the Ministry of Health and was founded in 1999. CMED was founded in 2003.  The foundation of both entities was an attempt to curtail spiraling costs associated with existing drug products that resulted from nearly a decade of deregulation and unchecked commercial practices.  During the time of deregulation, drug manufacturers set retail prices that were marked-up to cover wholesale and retail activities, as well as tax liabilities, which inflated prices for the consumer.  In such an environment, the prices paid by the consumer included a pharmacy mark-up as high as 30% of a medication’s total price.  Moreover, a federal tax of 6% and a state tax of approximately 18% were imposed, making the products costly as retailers passed on much of the cost to the consumer. In 2002, the retail pharmacy market in Brazil suffered drastic declines due to a devaluation of the Brazilian currency.  Nevertheless, prices in local currency continued to rise.  In October 2003, legislation was enacted that re-established price controls and empowered ANVISA and CMED to monitor the prices, set a maximum sales price and determine maximum annual price adjustments, thus limiting the degree to which pharmaceutical companies and pharmacies can set their own prices.  Price controls are governed through regulatory mechanisms that allow for controlled percentage increases due to fluctuations in the exchange rate, inflation rate and raw material costs, among other factors.  Adjustments to price controls take place on an annual basis, on March 31st of each year.  The CMED established a maximum drug price adjustment of 5.85% for the year commencing on March 31, 2012.

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

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of December 31, 2011:

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)

Mexican Subsidiaries		2010	2011
Direct Interest
Casa Saba, S.A. de C.V.(3)	(Casa Saba)	48.21%	48.21%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V. (5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación Sports Clinic, S.A. de C.V. (8)	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V. (9)	(Centennial)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (10)	(Mexatar)	99.9%	99.9%
Controladora Casa Saba, S.A. de C.V.(28)	(Controladora Casa Saba)	99.9%	99.9%
Real estate and other service companies (27)	(23 subsidiaries)	99.9%	99.9%

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)

Mexican Subsidiaries		2010	2011
Indirect Interest
Casa Saba, S.A. de C.V. (3)	(Casa Saba)	51.79%	51.79%
Distribuidora Drogueros, S.A. de C.V. (11)	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. (12)	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V. (13)	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V. (14)	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V. (15)	(Secodro)	99.99%	99.99%
Inmuebles Visosil, S.A. de C.V. (16)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (17)	(Secosa)	99.9%	99.9%

Other companies (27)	(2 Subsidiaries)	99.9%	99.9%
Foreign Subsidiaries:
Casa Saba Brasil Holdings Ltda. (Brazil**) (18)	(Casa Saba Brasil)	100%	100%
Farmacias Ahumada, S.A. (Chile***) (19)	(FASA)	97.8%	97.8%

Associates:

Lomas Sports Clinic Ambulatorias, S.A. de C.V. (20)		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V. (21)		47.0%	47.0%
Resonancia Sports Clinic, S.A. de C.V. (22)		49.9%	49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V. (23)		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V. (24)		49.6%	49.6%
Inmobilaria Avantuen, S.A. (25)		49.0%	49.0%
Inmobilaria Faster (26)		49.0%	49.0%

(**)	CS Brasil holds 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. (CSB Drogarias) in Brasil.

(***)
Farmacias Ahumada, S.A. (FASA) is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010.  FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance (SVC-Spanish acronym) of Chile, and it trades its shares on the Chilean securities market.  FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S.A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda.  In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S.A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C.V. and three subsidiaries.  Farmacias Benavides is a company listed on the Bolsa Mexicana de Valores, S.A.B. de C.V.

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

(24)	Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(25)	A Chilean real estate and Service company.

(26)	Chilean real estate and Service company.

(27)	Real estate and Service companies (25 subsidiaries).

                                Property, Plant and Equipment

As of December 31, 2011, our principal properties in Mexico consisted of 22 strategically located distribution centers that represent more than 100,000 square meters of warehouse space, complete with all of the equipment necessary to operate these centers. From these centers, we filled more than 7.1 million orders in 2011, averaging more than 598,000 orders per month. The majority of our fixed assets are wholly owned and free of any liens or encumbrances.  We also own a fleet of over 800 vans, trucks and cars which we use to distribute products to our customers.

In addition, FASA owns its Chilean distribution center as well the equipment needed to operate this facility. This distribution center provides service to our local pharmacy stores and is free of any liens or encumberances.  The facility is strategically located in the nation’s capital city in order to optimize transport to and from the points-of-sale.

The following table shows our current distribution centers and their locations, as of April 15, 2012:

	Distribution Center Name	Location (City, State)
1.	Taxqueña	Mexico City, Federal District
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacán	Culiacán, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juárez	Ciudad Juárez, Chihuahua
8.	La Laguna	Gómez Palacio, Durango
9.	León	León, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo León
12.	Peninsular	Mérida, Yucatán
13.	Citem	Tlalnepantla, Mexico
14.	Reynosa	Reynosa, Tamaulipas
15.	Tampico	Tampico, Tamaulipas
16.	Tijuana	Tijuana, Baja California
17.	Drogueros, S.A. de C.V.	Mexico City, Federal District
18.	Tuxtla	Tuxtla Gutiérrez, Chiapas
19.	Vallejo	Mexico City, Federal District
20.	Veracruz	Veracruz, Veracruz
21.	Daltem Norte	Monterrey, Nuevo León
22.	Daltem Nacional	Mexico City, Federal District
23.	Droguería y Distribuidora FASA	Santiago, Chile

In January 2009 we started operations in our new distribution center in Hermosillo, Sonora.  The new facility quadrupled the storage capacity of the previous center and features semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

In Brazil, we lease all of the properties where our retail pharmacies are located, as well as one distribution center in São João de Meriti which has approximately 5,000 square meters of storage space and is used to provide local logistics support to our pharmacies.  In Mexico and Chile, we currently lease all of the properties where our retail pharmacies are located as well as the 48,750 square meter Mexican distribution center that is located in Guadalupe, Nuevo Leon and that provides service to Benavides. All of the properties, equipment and our inventory are covered by insurance policies. The insurance program includes coverage against a variety of risks such as fire and theft, as well as third party liability and the temporary shutdown of the business due to natural disasters.

In addition to our distribution centers, we also own the approximately 3,500 square meter site (2,548 square meters of construction) of the Sports Clinic facility located in Tampico, Tamaulipas, as well as all of the necessary equipment for its operation.

The following table shows our pharmacy locations in Mexico, Brazil, Chile and Peru2 as of December 31, 2011:

Brand	Location	Number of Pharmacies
Farmacias ABC	Jalisco	74
Farmacias ABC	Michoacán	26
Farmacias ABC	Mexico City and State of Mexico	27
Farmacias ABC	Guanajuato	21
Farmacias ABC	Tampico, Tamaulipas	1
Farmacias ABC	Saltillo, Coahuila	5

Drogasmil	Río de Janeiro	85
Drogasmil	São Paulo	3

Farmacias Ahumada, S.A.	Tarapacá	6
Farmacias Ahumada, S.A.	Antofagasta	10
Farmacias Ahumada, S.A.	Atacama	7
Farmacias Ahumada, S.A.	Coquimbo	16
Farmacias Ahumada, S.A.	La Aranucanía	11
Farmacias Ahumada, S.A.	Metropolitana de Santiago	189
Farmacias Ahumada, S.A.	Valparaíso	39
Farmacias Ahumada, S.A.	Libertador General Bernardo O’Higgins	11
Farmacias Ahumada, S.A.	Maule	14
Farmacias Ahumada, S.A.	Bío Bío	29
Farmacias Ahumada, S.A.	Los Lagos	8
Farmacias Ahumada, S.A.	Aysén del General Carlos Ibáñez del Campo	2
Farmacias Ahumada, S.A.	Magallanes y de la Antártica Chilena	4

 2 Please note that our Peruvian operations were sold in January of 2012

Brand	Location	Number of Pharmacies
Farmacias Ahumada, S.A.	Los Ríos	5
Farmacias Ahumada, S.A.	Arica y Parinacota	5

Farmacias Benavides, S.A.B. de C.V.	Aguascalientes	14
Farmacias Benavides, S.A.B. de C.V.	Baja California Norte	47
Farmacias Benavides, S.A.B. de C.V.	Baja California Sur	2
Farmacias Benavides, S.A.B. de C.V.	Coahuila	62
Farmacias Benavides, S.A.B. de C.V.	Chihuahua	52
Farmacias Benavides, S.A.B. de C.V.	Durango	9
Farmacias Benavides, S.A.B. de C.V.	Guanajuato	18
Farmacias Benavides, S.A.B. de C.V.	Jalisco	79
Farmacias Benavides, S.A.B. de C.V.	Nayarit	16
Farmacias Benavides, S.A.B. de C.V.	Nuevo Leon	202
Farmacias Benavides, S.A.B. de C.V.	San Luis Potosi	8
Farmacias Benavides, S.A.B. de C.V.	Sinaloa	29
Farmacias Benavides, S.A.B. de C.V.	Sonora	73
Farmacias Benavides, S.A.B. de C.V.	Tamaulipas	117
Farmacias Benavides, S.A.B. de C.V.	Veracruz	10
Farmacias Benavides, S.A.B. de C.V.	Zacatecas	3
Farmacias Benavides, S.A.B. de C.V.	Mexico City (D.F.)	5

Boticas Fasa	Lima Metropolitana	110
Boticas Fasa	Barranca	1
Boticas Fasa	Cajamarca	2
Boticas Fasa	Chiclayo	8
Boticas Fasa	Chimbote	4
Boticas Fasa	Huacho	2
Boticas Fasa	Huaral	1
Boticas Fasa	Huanuco	2
Boticas Fasa	Huaraz	2
Boticas Fasa	Piura	6
Boticas Fasa	Talara	2
Boticas Fasa	Trujillo	9
Boticas Fasa	Tumbes	1
Boticas Fasa	Huancayo	4
Boticas Fasa	Apurimac	2
Boticas Fasa	Arequipa	12
Boticas Fasa	Cañete	1
Boticas Fasa	Cayma	2
Boticas Fasa	Chincha	2
Boticas Fasa	Cusco	5
Boticas Fasa	Ica	4
Boticas Fasa	Moquegua	2
Boticas Fasa	Pisco	2
Boticas Fasa	Tacna	3
Boticas Fasa	Tarapoto	1

In our Retail Pharmacy division, we have an established annual expansion plan.  For 2012, we estimate that we will build more than 100 new pharmacies in two of our main markets, Mexico and Chile.  We believe that these additional points-of-service will help stimulate our growth in these regions and we expect that the funds used to construct these facilities will come from cash generated by our operations.  As a result, the actual number of pharmacies that we build will be subject to the amount of cash that we have available at the time.

Both our distribution and retail pharmacy businesses are highly diversified, both geographically and in terms of the size of our operations.

In our Mexican Distribution division, we have 22 distribution centers that provide nationwide coverage as well as over 800 transportation units located throughout the country.  Due to the strategic locations of our distribution centers, in the event that any of these properties or units was damaged as the result of a natural disaster, we would most likely be able to reroute replacement vehicles to cover the affected routes or service our clients from a nearby Distribution Center, if necessary.

In terms of our Retail Pharmacy business, we have over 900 stores in the 19 Mexican states where we currently operate, more than 350 stores in 15 Chilean regions and over 85 stores that offer service in two Brazilian states.  In the event that any of these properties were negatively affected due to adverse climate conditions, we believe that we would still have adequate coverage and that the overall effect on our business would be minimal.

While there have been some natural occurrances in several of the countries where we operate in recent years, to date they have had a minimal effect on our overall operations.  The earthquake that occurred in southern Chile in 2010 caused us to temporarily close down 11 stores.  However, eight of these stores were reopened within less than 5 months of the incident, on average.  Mexico has also experienced several large earthquakes as well as some hurricane activity which could potential reoccur in the future.  While the impact on our installations has been minimal thusfar, we cannot guarantee that we will not be affected by climate-related or other environmental issues in the future.  However, we believe that the geographic diversity and the ample coverage that we have in the majority of the countries where we operate would help mititgate the negative affects of these environmental occurrances, should they transpire.

Item 4A.	Unresolved Staff Comments.
Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in this annual report starting on page F-1.  Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some significant respects from U.S. GAAP.  Note 22 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP.  Note 23 also provides a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2011 and consolidated stockholders’ equity as of December 31, 2010 and 2011 from Mexican FRS to U.S. GAAP.

                                Overview

As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million. FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately U.S.$1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru.  The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market, at a price of 1,642 Chilean Pesos per share, and the validity of such offer was conditioned upon the acquisition of at least 50% plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders meeting and the Mexican Antitrust Commission, Comision Federal de Competencia.

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

On August 30, 2010, the Company entered into the Acquisition Loan Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors. HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in their respective countries. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company and the joint obligors to: (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock, of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments; and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us; among other customary covenants and provisions. See “Item 4.  Information on the Company—History and Development of the Company.”

As publicly disclosed by the Company on August 10, 2011, we entered into an Amendment Agreement with regard to the Acquisition Loan dated August 30, 2010, by means of which Grupo Casa Saba had secured the requisite funds to complete the Acquisition. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Acquisition Loan includes the affirmative and negative covenants that are customary for this type of transaction.

As part of the evolution of our business model, Grupo Casa Saba has decided to concentrate its efforts on its expansion in Mexico, Chile and Brazil.  As a result, in early 2012 it completed a series of negotiations with Quitafex, SA, which resulted in the sale of our operations in Peru through the disposal of the equity of our subsidiaries in Farmacias Peruana S.A. and Droguería La Victoria S.A., vehicles through which we conducted our operations in Peru. Part of the agreements reached with Quitafex, S.A. resulted in a 5 year non-competition period for Grupo Casa Saba and its subsidiaries to develop operations related to the supply of drugs in Peru and Bolivia, countries that, for the moment, are not part of our strategic expansion plan.

In 2011, the Group’s consolidated net sales were Ps. 46,568 million compared to Ps. 33,840.8 million in 2010.  This increase was primarily the result of the consolidation of FASA’s sales into our Group.  However, given that we purchased FASA in October 2010, only its fourth quarter sales were reflected in our 2010 net sales.  Therefore, this figure is not comparable with our 2011 sales, when a full twelve months of FASA’s sales were consolidated into the Group’s total sales.

Inflation and Interest Rates

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

Effective January 1, 2008, FRS B-10, “Impact of inflation”, no longer requires us to recognize the effects of inflation unless the economic environment qualifies as “inflationary”.  An economic environment is considered inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over the three preceding years (equivalent to an average of 8% in each year).  Because of the relatively low level of inflation in Mexico in recent years (3.8% in 2011, 4.4% in 2010, 3.6% in 2009 and 6.5% in 2008), the cumulative inflation rate in Mexico over the three-year period preceding December 31, 2010 does not qualify the economic environment as inflationary.  Moreover, the economic environment in the other countries where we operate does not qualify as inflationary.  Additionally, based on current forecasts, we do not expect the economic environment of Mexico or any other country where we operate to qualify as inflationary in 2012.  These expectations could change depending on actual economic performance.

As a result, the Group has not recognized the impact of inflation effective January 1, 2008, due to the non-inflationary economic environment existing in Mexico, Chile and Brazil.  Consequently, the amounts in our statements of income and cash flows are presented in nominal Mexican pesos.  Financial information for dates and periods prior to January 1, 2008 continue to be expressed in constant Pesos as of December 31, 2007, in accordance with Mexican FRS.  The impact of inflation accounting under Mexican FRS has not been reversed in our reconciliation to U.S. GAAP.  See Notes 22 and 23 to our audited consolidated financial statements.

In recent years, Mexico has experienced lower levels of inflation than in the past.  The rate of inflation on an annualized basis, as measured by changes in NCPI, was 3.6% for 2009, 4.4% for 2010, and 3.8% in 2011.  High inflation rates can adversely affect our business and our results of operations by adversely affecting consumer purchasing power, thereby adversely lowering the demand for the products that we distribute.  In addition, to the extent that inflation exceeds our price increases or to the extent that we do not increase our prices, high inflation rates can adversely affect our revenues by adversely affecting our prices in “real” terms.

Mexico has had, and is expected to continue to have, competitive nominal interest rates.  The interest rates on 28-day Mexican government treasury bonds averaged approximately 5.4%, 4.40% and 4.2% for 2009, 2010 and 2011, respectively.  In the first quarter of 2012, the 28-day Mexican CETES averaged 4.2%.

Brazil and, to a lesser extent, Chile have historically had high inflation and interest rates.  The impact of high inflation rates and high interest could have adverse effects in our operations in these countries.  Consumer demand could decrease as purchasing power declines and access to the respective credit markets could become more difficult and at high interest rates.

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

A portion of the debt is U.S. dollar denominated.   Based on the change in the Noon Buying Rate as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York, the Mexican Peso depreciated by approximately 12.7% against the U.S. Dollar in 2011 to reach $13.98 pesos per dollar.  During the first quarter of 2012, the Peso regained some ground, appreciating 8.4% against the U.S. Dollar to reach $12.81 pesos per dollar.  Any future depreciation of the Peso could result in price increases from our suppliers, which in turn could impact the purchasing capacity of the final consumers, and cause a reduction in our net sales.

In addition to the U.S. Dollar, we now face currency exchange risk versus the Chilean peso (CLP), the Euro and the Chilean Development Unit (or UF by its Spanish acronym).  As part of the acquisition, we assumed certain CLP, Euro and UF-denominated liabilities by which we could be adversely affected in the event that any of these currencies appreciate against the Peso. Nonetheless, the asset accounts and future revenues would have the opposite effect under such a scenario. In the event that any of these currencies depreciates against the Peso, the opposite would hold true.  For the year ended December 31, 2011, 89.1% of our total debt that is subject to foreign exchange fluctuations was CLP-denominated, 9.8% was denominated in UFs, 1.1% was U.S. dollar-denominated and 0.1% was denominated in Euros.  We cannot assure you that fluctuations in any of the currencies used in the countries where we have operations will not adversely affect our financial results in the future.

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

Economic Situation

In 2005, the Mexican economy benefited from sharp increases in oil prices and global economic recovery.  As a result, the Mexico’s GDP for the year grew by 3.0%, annual inflation was 3.3% and the interest rate on 28-day CETES averaged 9.2%.  During 2006, Mexico’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices.  Inflation was 4.1% and the interest rate on 28-day CETES averaged 7.2%.  During 2007, the Mexican economy proved resilient in the face of a downturn in the U.S. economy.  GDP growth was 3.3%, inflation was 3.8% and the interest rate on 28-day CETES averaged 7.2%. In response to the worldwide economic downturn, in 2008 Mexico’s GDP growth was cut in half, declining to  1.6%, inflation rose to 6.5% and the interest rate on 28-day CETES averaged 7.7%.  In 2009, the Mexican economy continued to be affected by the global economic crisis.  GDP declined by 6.5% while the average interest rate on the 28-day CETES fell to 5.4%.  Inflation, however, decreased to 3.6%.  In 2010, the Mexican economy gained strength, posting a GDP growth of 5.5% stemming from increased production and the demand for exports brought on in large part by increased industrial activity in the United States. The interest rate on 28-day CETES averaged 4.40% as a result of national monetary policies that were in line with the trends in the global economy, and the inflation rate was 4.40%.  During 2011, despite lower GDP growth (3.9%), a record drought that has fueled farm prices and greater volatility in the peso/dollar exchange rate, the Mexican economy was relatively stable given that overall annual inflation rate fell to 3.8% and the interest rate for the 28-day CETE averaged 4.2%.

For each of the years ended on December 31, 2006 and 2007 approximately 99% of our consolidated net sales resulted from sales to parties located within Mexico.

With the acquisition of Drogasmil in Brazil in May 2008 and the subsequent purchase of FASA in October 2010, approximately 22% of our consolidated net sales in 2011 resulted from sales to parties located outside of Mexico.  In the past, inflation has led to high interest rates and devaluations of the Peso.  Inflation itself, as well as governmental efforts to reduce inflation, has had significant negative effects on the Mexican economy in general and on Mexican companies, including us, in particular.  One result of inflation in Mexico is the decrease in the real purchasing power of the Mexican population, which can lead to a decrease in the demand for the products that we distribute and/or sell.  In addition, the Mexican government’s efforts to control inflation by tightening the monetary supply have historically resulted in higher financing costs as real interest rates have increased.  Such policies have had and could have an adverse effect on our business, financial condition and results of operations.

Brazil and, to a lesser extent, Chile have historically had high inflation and interest rates.  The impact of high inflation rates and high interest in these countries could have adverse effects in our operations in such country.  Consumer demand could decrease as purchasing power declines and access to their respective credit markets could become more difficult and at high interest rates.

In Brazil, the annual inflation rate was 6.5% in 2011, somewhat higher than the 4.5% target set by the Central Bank while annual GDP growth was 2.7%, stimulated primarily by agriculture and internal demand which was driven by the country’s robust labor market, lower bowering costs and a reduction in the industrial production tax on select consumer goods. Lower GDP growth can be attributed to a combination of external factors such as the Eurozone crisis as well as internal factors such as rising inflation.  In 2011, the Selic averaged 11.67%, down from its peak of 12.5% in July.

In 2011, the Chilean economy posted an annual GDP growth of 6.3%, its fastest pace since 1997 and annual inflation was 4.4%.  The labor market is tight as the unemployment rate dropped to 6.6% at the end of December, which could potentially put pressure on prices in the future, causing inflation to rise.

                                Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division for the years indicated:

	Year Ended December 31,
	2009	2010	2011

Total Mexican Private Pharmaceuticals Market:
Real Unit Price Increases	(0.4%)	(2.3%)	(4.2%)
Growth in Units	(2.5%)	0.7%	5.5%

Casa Saba Private Pharmaceutical Distribution:
Real Unit Price Increases	3.1%	(5.9%)	2.3%
Growth in Units	(5.8%)	3.9%	(6.7%)

Market Share of Grupo Casa Saba(1):	22.9%	23.6%	20.9%
Inflation:(2)	3.6%	4.4%	3.8%

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

	Year Ended December 31,
	2009	2010	2011

Pharmaceuticals:
Private sector	22,377.4	24,335.4	21,497.2
% Growth	3.9%	8.8%	(11.7)%
Government	906.1	959.3	1,209.1
% Growth	(12.4)%	5.9%	26.0%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,530.4	2,173.6	2,421.8
% Growth	0.4%	-14.1%	11.4%
Publications	753.4	835.5	792.6
% Growth	0.6%	10.9%	-5.2%
Retail Pharmacy	3,224.3	5,536.9	20,647.5
% Growth	26.3%	71.7%	272.9%
Total	29,791.6	33,840.8	46,568.2
Total % Growth	4.9%	13.6%	37.6%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2009	2010	2011
Pharmaceuticals:
- Private	75.11%	71.91%	46.16%
- Government	3.04%	2.83%	2.60%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	8.49%	6.42%	5.20%
Publications	2.53%	2.47%	1.70%
Retail Pharmacy	10.82%	16.36%	44.34%
Total	100%	100%

Cost of Sales	89.2%	86.6%	81.2%
Gross Profit	10.8%	13.4%	18.8%
Operating expenses:
- Selling expenses	3.1%	3.7%	2.9%
- Administrative expenses	4.7%	7.7%	12.6%
	7.8%	11.4%	15.5%
Operating income	3.0%	2.0%	3.4%
Comprehensive cost of financing, net	0.9%	0.8%	2.2%
Other income	0.5%	0.3%	0.3%
Income tax and employee profit sharing	0.7%	0.1%	0.7%
Net income	0.9%	0.8%	0.2%

For a more detailed description of each of our divisions, see “Item 4.  Information on the Company—Operations”.

                                Results of Operations

In accordance with Mexican FRS, Peso amounts presented below are expressed in nominal terms.

As a result of the incorporation of FASA’s sales as of October 2010, the Group’s overall sales have increased.  In 2011, the retail division posted gains versus its 2010 sales.  This increase was primarily the result of an increase in the number of stores in Mexico and Chile as well as improvements in our efficiency at the store level.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

In September 2010, the company acquired 97.8% of Farmacias Ahumada, S.A. (FASA), a chain of more than 1,260 pharmacies with operations in Chile, Mexico and Peru. Therefore, GCS consolidated figures for 2010 incorporate three months figures of FASA.  In 2011 the company consolidated 12 months of FASA, thus, comparison for the full year are not comparable. The majority of the 2011 figures are not comparable with those that were reported in previous years. The following chart describes the figures for GCS and FASA and the Consolidated net amount for 2011:

	Consolidated Group	FASA	Net amount
	(Amounts in millions of Mexican pesos)

Net sales	Ps. 46,568.2	Ps. 19,139.8	Ps. 27,428.4
Gross Profit	8,774.2	4,711.8	4,062.4
Operating income	1,566.4	522.0	1,044.4

Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 46,568.23 million for the year ended December 31, 2011, an increase of 37.61% as compared to the same period of 2010.  The increase was primarily due to the addition of FASA’s sales. Excluding FASA, sales for GCS would have decreased 8.46%, due to lower sales to some supermarket chains, some regional and traditional clients, as well as lower sales from our publication division, Citem. This decrease is affected by the elimination of the sales from Casas Saba to Benavides (a subsidiary of FASA) which during 2011 accounted for $2,996.9 million and in 2010 for $723.94 (please note that this figure only reflects sales from Oct - December). However, this decrease was partially offset by an increase of 26% in sales from our Government Pharma business division due to a higher participation in bidding processes.

Sales by Division: Net Private Pharma Sales. Net sales from our Private Pharma business division went from Ps. 24,335.4 million for the year ended December 31, 2010 to Ps. 21,497.2 million for the year ended December 31, 2011, a decrease of 11.7%, due to lower sales to some supermarket chains and some regional and traditional clients. This decrease was affected by the elimination of the sales from Casas Saba to Benavides (a subsidiary of FASA), which during 2011 accounted for $2,996.9 million and in 2010 for $723.94 (please note that this figure only reflects sales from Oct - December). As a result, this division’s sales represented 46.2% of the Group’s total net sales.

Net Government Pharma Sales. Net sales from our Government Pharma business division rose 26% with respect to 2010, increasing from Ps. 959.3 million for the year ended December 31, 2010 to Ps. 1,209.1 million for the year ended December 31, 2011. The increase in sales reflects a higher participation in bidding processes during the period to various federal and state government health institutions. Government Pharma sales represented 2.6% of the Group’s total net sales in 2011.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division were Ps. 2,421.8 million for the year ended December 31, 2011 compared to Ps. 2,173.6 million for the year ended December 31, 2010. This increase was mainly due to a higher demand for these types of products in the different markets where we offer them.  Net sales by this division represented 5.2% of our total 2011 net sales.

Net Publication Sales. Net sales from our Publications business division decreased 5.2% due to the we received fewer copies of some magazine titles from some of our publishers, as well as a reduction in the overall number of publications distributed. Sales went from Ps. 835.6 million for the year ended December 31, 2010 to Ps. 792.6 million for the year ended December 31, 2011 and accounted for 1.7% of our total net sales.

Retail Pharmacy Sales. This division was created as a result of the FASA acquisition given that, due to its size and scope, our retail pharmacy operations became much more significant than they were in previous years.

Net sales from our Retail Pharmacy business division totaled Ps. 20,647.5 million in 2011, and are not comparable with the 2010 figures given that, in that year, we consolidated only three months of FASA.  Our sales by country are as follows: in Mexico, our “Benavides” chain increased its sales 5.2% in 2011 with respect to 2010, as a result of new commercial strategies that were put into place since the acquisition of FASA.  In addition our “Farmacias ABC” chain’s sales decreased 2.5%, mainly due to lower sales to institutional clients in Mexico. In Chile, “Farmacias Ahumada” sales decreased 0.4% reflecting a highly competitive environment and a delayed expansion program that took effect in the fourth quarter of 2011.  In Peru, “Boticas Fasa” was deconsolidated given that it was sold during the first quarter of 2012.  Finally, in Brazil “Drogasmil” sales grew 26.2%, as a result of new store openings and a new and more aggressive commercial strategy. The Retail Pharmacy division accounted for 44.3% of total 2011 net sales.

Gross Profit. Grupo Casa Saba’s gross profit totaled Ps. 8,774.2 million for the year ended December 31, 2011, an increase of 93.8% as compared to Ps. 4,527.8 million for the same period of 2010. The increase reflects a full 12 months consolidating FASA, compared to 2010 when we only consolidated three months of FASA. The previously mentioned 2011 gross profit led to an improvement in the gross margin, which was 18.84% for the year ended December 31, 2011, compared to the margin of 13.38%, registered in 2010.  The higher gross margin was the result of the sales from our Retail Pharmacy operations which, due to the nature of the business, is higher than the margins obtained in the distribution businesses.

Operating Expenses.  Our operating expenses totaled Ps. 7,207.8 million for the year ended December 31, 2011, an increase of 87.1% as compared to Ps. 3,853.1 million for the year ended December 31, 2010.  This was mainly the result of the incorporation of FASA and, therefore, is not comparable.  Operating expenses in FASA, due to the nature of its retail business, are higher than in the wholesale business. As a result, this figure is also not comparable with the previous year. Excluding FASA, operating expenses were 2.8% higher than in 2010, primarily as a result of salary increases.  However, operating efficiencies partially offset this increase. Consequently, operating expenses represented 15.48% of our total net sales for the year ended December 31, 2011.

Operating Income.  Operating income for the year ended December 31, 2011 was Ps. 1,566.5 million, an increase of 132.2% as compared to Ps. 674.7 million for the year ended December 31, 2010.  As a result, our operating margin for the year ended December 31, 2011 was 3.36%, compared to a margin of 1.99% for the year ended December 31, 2010.

Comprehensive Financing Cost, Net.  Pursuant to Mexican FRS, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.  Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar.  The gain or loss on the net monetary position reflects the effect of inflation on monetary assets and liabilities.  Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.  Since January 1, 2008 we ceased inflation accounting pursuant to Mexican FRS.

Our 2011 comprehensive financing cost was Ps. 1,040.1 million, 296.6% higher than the $262.2 million reported during the 2010 fiscal year.  This increase was mainly the result of the increase in our interest expense, which totaled Ps. 1,028.6 million in 2011, and is related to the loan for the acquisition of FASA.  In 2010, interest expenses totaled Ps. 493.0 million.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2011 were Ps. 312.4 million, an increase of 547.4%, as compared to Ps. 48.26 million for the year ended December 31, 2010.  Income tax for the year ended December 31, 2011 amounted to Ps. 744.7 million, which was partially offset by a deferred income tax of Ps. 432.2 million.

Net Income.  The Group’s net income for the year ended December 31, 2011 amounted to Ps. 77.0 million, a decrease of  71.5% as compared to Ps. 270.1 million for the year ended December 31, 2010.  This decline was primarily due to the increase in interest paid and higher income tax payments.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Prior to 2010, Grupo Casa Saba entered an expansionary stage as part of its strategy to increase the Company’s profitability.  Since then, the Group has completed acquisitions in several South American countries, beginning in May 2008 with the acquisition of the Brazilian pharmacy chain Drogasmil (currently known as Casa Saba Brasil).  In September, 2010, the company acquired 97.8% of Farmacias Ahumada, S.A. (FASA), a chain of more than 1,260 pharmacies with operations in Chile, Mexico and Peru and, as a result, has reclassified its divisions in accordance with this strategy, creating a new division known as “Retail Pharmacy.” As a result, the majority of the 2010 figures are not comparable with those that were reported in previous years. The impact of the acquisition in 2010 was as follows:

	Consolidated Group	FASA	Net amount
	(Amounts in millions of Mexican pesos)

Net sales	Ps. 33,840.8	Ps. 3,877.5	Ps. 29,963.2
Gross Profit	3,538.0	989.8	2,548.2
Operating income	601.4	73.2	528.2

Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 33,840.8 million for the year ended December 31, 2010, an increase of 13.59% as compared to the same period of 2009.  The increase was primarily due to the addition of the sales of FASA.

Sales by Division: Net Private Pharma Sales. Net sales from our Private Pharma business division went from Ps. 22,377.4 million for the year ended December 31, 2009 to Ps. 24,335.4 million for the year ended December 31, 2010, an increase of 8.8%.

Net Government Pharma Sales. Net sales from our Government Pharma business division increased during 2010, from Ps. 906.1 million for the year ended December 31, 2009 to Ps. 959.3 million for the year ended December 31, 2010. The increase in sales reflects a higher participation in bidding processes during the period to the IMSS as well as various state government health institutions. As a result, this division’s sales represented 2.83% of the Group’s total net sales.

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division were Ps. 2,530.44 million for the year ended December 31, 2009 compared to Ps. 2,173.6 million for the year ended December 31, 2010.  Net sales by this division represented 6.42% of our total net sales compared to 8.49% in 2009.

Net Publication Sales. Net sales from our Publications business division also posted strong gains, from Ps. 753.4 million for the year ended December 31, 2009 to Ps. 835.5 million for the year ended December 31, 2010 and accounted for 2.47% of our total net sales for the year ended December 31, 2010.  This result was primarily due to the increase in sales in specialty title and collector’s item sales related to the World Cup sporting event.

Retail Pharmacy Sales. This division was created as a result of the FASA acquisition given that, due to its size and scope, our retail pharmacy operations became much more significant than they were in previous years.

Net sales from our Retail Pharmacy business division totaled Ps. 5,536.9 million in 2010, an increase of 71.7% versus the Ps. 3,224.3 million in 2009.  The increase in sales was due to the acquisition of FASA.

This division represented 16.36% of the Company’s net sales in the 2010 fiscal year.

Gross Profit. Grupo Casa Saba’s gross profit totaled Ps. 4,527.8 million for the year ended December 31, 2010, an increase of 40.4% as compared to Ps. 3,225.8 million for the same period in 2009.  The improvement in the gross margin, which was 13.38% for the year ended December 31, 2010, as compared to 10.83% registered during the previous year, was primarily the result of higher margin sales from our Retail Pharmacy operations. FASA’s gross margin for 2010 was 24.7% which, due to the nature of the business, is higher than the margins in the distribution business.

Operating Expenses.  Our operating expenses totaled Ps. 3,853.1 million for the year ended December 31, 2010, an increase of 65.01% as compared to Ps. 2,335.1 million for the year ended December 31, 2009.  This was mainly the result of the incorporation of FASA into our retail operations given that operating expenses, such as store rents, are generally higher in the retail business than they are in distribution due to the nature of the operations. Therefore, this figure is not comparable with the previous year. Consequently, operating expenses represented 11.39% of our total net sales for the year ended December 31, 2010.

Operating Income.  Operating income for the year ended December 31, 2010 was Ps. 674.7 million, a decrease of 24.3% as compared to Ps. 890.7 million for the year ended December 31, 2009.  This was due to the increase in our operating expenses, as described above.  As a result, our operating margin for year ended December 31, 2010 was 1.99%, compared to the margin of 2.99% for the year ended December 31, 2009.

Comprehensive Financing Cost, Net.  Pursuant to Mexican FRS, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position.  Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar.  The gain or loss on the net monetary position reflects the effect of inflation on monetary assets and liabilities.  Monetary gains arise from holding a net monetary liability position during periods of inflation, while monetary losses arise from holding a net monetary asset position during periods of inflation.  Since January 1, 2008 we ceased inflation accounting pursuant to Mexican FRS.

Our 2010 comprehensive financing cost, net remained the same as the previous year, at Ps. 262.2 million for both the year ended December 31, 2009 and for the year ended December 31, 2010.  This increase was the result of the rise in our interest expense, which totaled Ps. 493.0 million in 2010, related to the acquisition of FASA compared to Ps. 264.5 million in 2009.  However, this increase was partially offset by higher interest income earned, in the amount of Ps. 199.4 million, compared to Ps. 5.1 million in 2009, as well as an exchange rate gain of 31.4 million as discussed in our consolidated statement of income.

Tax Provisions.  Provisions for taxes for the year ended December 31, 2010 was Ps. 48.3 million, a decrease of 77.2% as compared to Ps. 211.9 million for the year ended December 31, 2009.  Income tax for the year ended December 31, 2010 amounted to Ps. 386.4 million, 12.42% greater than the income tax provisions for the year ended December 31, 2009, and which was partially offset by the deferred income tax of Ps. 338.0 million.

Net Income.  The Group’s net income for the year ended December 31, 2010 amounted to Ps. 270.0 million, a decrease of 3.6% as compared to Ps. 280.2 million for the year ended December 31, 2009.  This decline was primarily due to the increase in our operating expenses which was not offset by the higher gross profit.

                                Liquidity and Capital Resources

In May 2008, to finance the acquisition of Drogasmil, we entered into a long-term loan with Scotiabank Inverlat for an aggregate amount of up to Ps. 1,210 million, which has to be repaid monthly at the TIIE rate plus 0.75 percentage points for a term of seven years, with a grace period of 12 months.  As of December 31, 2009, we had drawn the full amount under the loan.  The obligations under such agreement were guaranteed by the Company and our subsidiary, Drogueros, S.A. de C.V.

On March 25, 2010, Casa Saba entered into a credit agreement with Scotiabank Inverlat, S. A. to liquidate the bank loans payable by Drogarias. On March 26, 2010, Casa Saba drew down this credit in the amount of Ps. 520 million and on October 3, 2010 Casa Saba prepaid this loan with part of the proceeds from the Acquisition Loan.

On August 30, 2010, the Company entered into the Acquisition Loan.  Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors.  HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in the respective countries.  The Acquisition Loan bears interest at the TIIE rate plus a margin. However, under the Acquisition Loan the Company had to pay each Lender the principal amount of the Acquisition Loan, in a single payment, twelve (12) months after the disbursement date, unless the Acquisition Loan term was extended to an additional seven year period. The obligations under the credit agreement are guaranteed by the Company and the majority of the subsidiaries. See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.” and Note 23(g) to our consolidated financial statements.

As publicly disclosed by the Company on August 10, 2011, we entered into an Amendment Agreement with regard to the Acquisition Loan, which extended the loan term for seven years. The effectiveness of such Amendment Agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Acquisition Loan includes the affirmative and negative covenants that are customary for this type of transactions.

As of December 31, 2011, the Distribution Division had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 2,110.0 million with the following lenders: Banco Santander S.A. Institución de Banca Múltiple, Grupo Financiero Santander, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Banco Autofín México, S.A. Institución de Banca (Mi Banco), Banco Ve por Más, Financiera Bajío, IXE Banco and Banca Mifel.

In addition, the Mexican Retail Division had a total aggregate principal amount of Ps. 423.5 in short-term credit facilities with the following lenders: BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer, HSBC Mexico, S.A. and Banco Inbursa, S.A.

These facilities may each be accessed depending on our cash flow requirements.  The Company does not provide guarantees for any of these facilities.  The loans made under these facilities bear interest at variable rates depending on the Equilibrium Interbank Interest Rate (TIIE) published periodically by Banco de México plus an average of approximately 2.5 percentage points.  The basis points which will be added to TIIE depend on negotiations and prevailing market conditions.

In Chile, for the year ended December 31, 2011 Farmacias Ahumada, S.A. had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 773.3 million with the following lenders: BBVA, Bancomer, S.A., Banco de Chile, Banco Estado, Banco Santander, S.A. and Banco CorpBanca, S.A. As is the case in Mexico, these facilities may each be accessed depending on our cash flow requirements and the Company does not provide guarantees for any of these facilities.  The loans made under these facilities are negotiated with fixed rates that average approximately 7.2%.

As of December 31, 2011, our Brazilian subsidiary, CSB Drogarias, had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 186.4 million with the following lenders: Banco Santander, S.A., Banco Bradesco, S.A. and Banco Itaú, S.A.  The loans made under these facilities are negotiated with fixed rates that average approximately 1.4%.

See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.” and Note 23(g) to our consolidated financial statements for additional information regarding market risks.

See Note 12 to our consolidated financial statements for further description of our indebtedness.

Overview Cash Flows

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans.  We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations.  If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 3,493.3 million.  Net working capital (current assets minus current liabilities) as of December 31, 2011 was Ps. 4,273.8 million compared to (Ps. 2,971.7) million as of December 31, 2010.

Our inventories, net as of December 31, 2011, were Ps. 8,704.9 million or 2.1% higher than the Ps.  8,526.2 million on December 31, 2010.  For the year ended December 31, 2011, our inventory days were 84.0 days, 5.0 days higher than the 79.0 days registered for the year ended December 31, 2010.  As of December 31, 2010, our inventory days were 79.0 days, 9.3 days higher than the 69.7 days for the year ended December 31, 2009.   Accounts Receivable for the year ended December 31, 2011 registered 51.0 days while accounts payable were 84.3 days for the same period.  Accounts Receivable for the year ended December 31, 2010 were 72.9 days while accounts payable were 85.7 days for the same period.   Accounts Receivable for the year ended December 31, 2009 were 63.2 days while accounts payable were 68.5 days for the same period.

Our cash flows are also subject to seasonal fluctuations and market conditions.  To maintain a larger winter inventory and to ensure adequate inventory levels for the two or more weeks of holidays in December, during which suppliers in Mexico and Chile do not make sales or deliveries, our accounts payable and inventories typically increase at year-end for both our distribution and Mexican retail divisions.  After reaching their highest levels in November/December our inventories gradually decrease to what we estimate is a normal operational level of approximately 50 inventory days. The Retail Division also increases its inventory of both pharmaceutical and non-pharmaceutical products during the winter months when the demand for these products is generally at its peak.

Accounts Receivable

As of December 31, 2011, our accounts receivable net decreased to Ps. 5,381.0 million, 22.2% lower than the Ps. 6,920.4 million as of December 31, 2010.  This decline was largely due to the fact that our retail division sales are primarily cash transactions. Accounts receivable days as of December 31, 2011 decreased 21.9 days to 51.0 days from 72.9 days in 2010.  As of December 31, 2009, accounts receivable days were 63.2.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2011, trade accounts payable decreased to Ps. 8,848.8 million or 4.7% lower compared to Ps. 9,288.8 million as of December 31, 2010.  The decrease was due to the incorporation of FASA.  As a result, our trade accounts payable days decreased to 84.3 in 2011 compared to 85.7 days for the year ended December 31, 2010.  As of December 31, 2009, our trade accounts payable days were 68.5. Beginning in 2010, this calculation takes into account FASA’s total accounts payable balance with its suppliers; therefore, the figures are not comparable with previous years.

For a description of the nature and amounts of trade accounts payable owed to current and former related parties, see “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11 to our audited consolidated financial statements.

Grupo Casa Saba is a company with no significant operations or material assets other than the capital stock of our subsidiaries and some of our direct subsidiaries have other subsidiaries.  As a result, our subsidiaries’ ability to make cash available to us, by dividend, royalties or otherwise is important for our shareholders. Please note that there are certain legal, tax and economic restrictions and formalities for our subsidiaries in order to transfer funds to us in the form of cash dividends, loans, capital reductions, royalties or advances; the legal and tax restrictions and formalities depend on the applicable law in the country of domicile of each of our subsidiaries.

Economic Restrictions

 Each of our subsidiaries is a distinct legal entity and, under certain circumstances, as their financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries.  In addition, our right to receive assets from our subsidiaries or shareholders of our subsidiaries, in the case of a liquidation or corporate reorganization, is subordinated to the rights of the creditors of such subsidiaries, including suppliers.

      Legal Restrictions

      México

Dividends. The General Law of Commercial Companies establishes certain restrictions and formalities applicable to Mexican companies in order to make payment of dividends. These restrictions apply to all of our Mexican Subsidiaries. 5% of our net income in a given year must be allocated annually to a legal reserve. This legal reserve must be increased annually until it reaches 20% of our capital stock. After this allocation is made, it is then possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of the Board of Directors of each of our subsidiaries.  Our subsidiaries cannot pay dividends, unless these allocations are previously made.

From a tax perspective, the dividends paid by our Mexican subsidiaries must come from the net tax profit account of each our Subsidiaries (which is a tax account comprised of financial profits which have been subject to taxation in Mexico at a corporate level). Dividends paid from distributable earnings that have not been subject to taxation at the corporate level are subject to a dividend tax at an effective rate of 42.86% from 2010 to 2012 (40.85% for 2013 and 38.89% for 2014 and following years) at the corporate level. The corporate-level dividend tax on the distribution of earnings is not final and may be credited against income tax payable during the fiscal year in which the dividend tax was paid and in the following two years.  Dividends paid from distributable earnings, after corporate income tax has been paid with respect to these earnings, are not subject to this corporate-level dividend tax.

Chile

Pursuant to Chilean law, public companies, like FASA, must yearly allocate 30% of its profits to be distributed pro-rata among its shareholders unless the by-laws provide otherwise. Despite the above, most of the Chilean subsidiaries of the Group are non-public companies so they are not required to allocate the above-mentioned percentage of dividends and are regulated solely by their by-laws. The payment of dividends takes place five days after the date that such payment was approved.

From a tax perspective, under the provisions of the Chilean Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to resident holders with respect to the Chilean shares shall be subject to Chilean income tax. Dividends allocated to a non-resident shareholder or that are remittance to a foreign entity, shall be subject to Withholding tax, unless the distributed profits are exempt earnings or exempt of the Additional Tax.

Indebtedness

As of December 31, 2011 the Group’s interest-bearing liabilities were Ps. 12,556.5 million and our net debt was Ps. 10,246.1 million.

Since the majority of our debt is acquisition-related, our borrowing requirements are not particularly seasonal in nature.  In August 2011, the company renegotiated the bridge loan that was executed on August 30, 2010 in the amount of Ps. 7,723.9 million.  The loan term was extended for seven years, thus converting it into a long-term loan, which is now divided into two tranches.  The shorter average life tranche has an average margin of TIIE + 2.25% while the longer average life tranche’s margin is TIIE+2.76%.

                                Treasury Policies and Objectives

Each of the three countries in which we have a presence operates its treasury independently and is responsible for meeting its established budgetary objectives. The Group has established corporate policies that vary, depending on the company’s needs and are in effect as long as they do not contradict the budgetary objectives for each country.

Grupo Casa Saba’s Treasury departments operate under strict controls that include maintaining joint checking and electronic banking accounts (two signatures required), both of which operate with security measures, such as codes, and an accounting matching systems for check cashing in each of their respective systems (RP BaaN for Casa Saba and SAP for the Retail Division).  In addition, payment made to providers and employee payroll are automated for electronic transfers as well as for account and payment amount reconciliation.  The Group’s trade accounts payable departments are dependent on the Treasury department.  Therefore, its information and the generation of payments originate from our BaaN and SAP systems, which enable us to maintain consistency between our established policies and procedures for our treasury and accounting departments.

In terms of resource management, GCS’s considers its treasury policies to be conservative.  Our investment policies require us to invest excess resources solely in local currency and highly liquid government instruments.  In addition, the cash and credit lines that we have with a variety of banks are also strictly short-term, local currency denominated instruments that can then be used to meet our working capital needs.

                The Use of Financial Instruments for Hedging Purposes

Within the course of its normal operations, the Company, through its subsidiaries Farmacias Benavides, S.A.B, de C.V and Farmacias Ahumada, engages in foreign currency transactions in which it is exposed to exchange rate risk.   Therefore, these companies are permitted to use forward contract hedges to reduce these risks by establishing a fixed exchange rate for future transactions at a known cost.  The subsidiaries are only allowed to hedge against exchange rate risks that are related to liabilities that are recognized on the balance sheet, firm contractual commitments and transactions that are highly likely to occur.  These instruments are negotiated in the Over-the-Counter (OTC) market with nationally and internationally recognized banks and/or their affiliates.

In the event that there was a margin call, the Company would cover it by using cash generated from its normal business operations. To date, the Group has not received a margin call, although it does have and established credit line granted to it by the bank in order to cover any type of variation in the market value of current financial derivative instruments.

In May 2007, Farmacias Benavides contracted eight USD-Euro forward contracts.  In January and May 2009, the company entered into an additional five USD-MXP contracts and in December 2009 it contacted 12 more like contracts.  In 2010, this subsidiary negotiated 12 more USD-MXP contracts and in February 2011 it contracted one USD-MXP forward.  To date, Benavides has covered all of its financial derivative instruments in a timely manner.  As of December 31, 2011, only one forward contract was still active as it came due in January 2012.

Farmacias Ahumada, S.A. currently has 8 outstanding short-term forward contracts which will all come due during 2012 and one forward contract that is due in November 2013.

Capital Expenditures

Our distribution-related capital expenditures during 2011 were approximately Ps. 109.7 million, which consisted of Ps. 37.1 million for technology and computer equipment, and Ps. 72.5 million for other general expenditures.  These expenditures are usually funded with cash from our operations.  In the event that we need additional funds, we can use our available credit lines.

Of the Ps. 274.6 million in capital expenditures that we used in the retail division throughout the course of 2011, Ps. 231.9 million were utilized for projects at the point-of-sale while Ps. 35.6 million were used for infrastructure projects.  An additional Ps. 7.0 million was spent on improvements to the distribution centers.  These projects are generally funded with cash from our operations.

Research and Development, Patents and Licenses

Not applicable

Industry Trend Information

                                Production/Products

Since 2010, the loss of patent protection has begun to facilitate the entry  of a greater number of generic products into the Mexican market.   In 2011 alone, three of the five highest selling products in the world lost their patent protection and by the end of 2012, a total of 60 products will be eligible for generic production in Mexico.

Several multinational laboratories have implemented a variety of strategies in an attempt to counter the competition by national generic drug producers.  Some, such as Pfizer, are trying to offset their losses by formulating their own generic versions of the original branded product while others, such as Novartis and Sanofi-Aventis, have purchased companies that specialize in generic drug production.

The Mexican government’s decision to lift the restriction that required drug makers to operate plants in the country in order to sell their products has also had an affect on pharmaceutical production trends in Mexico.   As the demand for generics continues to grow, it has also begun to attract foreign companies specializing in this segment.  In 2011, Hetero Drugs, an Indian-based pharmaceutical company, entered the Mexican market and has begun working with private sector clients to produce their controlled and private label brands. Brazilian generic drug maker, Medley (which was purchased by Sanofi-Aventis in 2009), has announced that it would be entering the Mexican market in 2012 with an initial portfolio of 32 low-cost generic drugs, which will provide further competition for this sector.

Another trend that may have an impact on future drug production and sales is the increase in the number of patients worldwide who are being diagnosed with diseases such as diabetes.  The number of people who have been diagnosed with diabetes in Mexico, particularly type II diabetes, has grown significantly over the past several years and it is believed that more than half of the population that has this disease has still not been diagnosed. Pharmaceutical companies have therefore begun forming long-term commercial alliances to develop new diabetes products to meet the growing demand.  Generics producers are also gaining ground in this area, especially with government health providers who seek lower-cost options.

                                Sales and Inventory

In general, the Latin American pharmaceutical market has grown steadily over the last several years and is projected to continue growing due to a combination of factors that include: generally stable economic conditions, ageing populations and the efforts being made by governments within the region to increase access to healthcare among the overall population.

The Mexican private pharmaceutical market has solid growth fundamentals which lead us to expect sustained annual growth over the coming years.  The main factors supporting this expected growth are Mexico’s demographic structure (adults represent an increasing proportion of Mexico’s total population), the increase in chronic illnesses such as diabetes and the increase in the life expectancy of the Mexican population.  The combination of these factors has generated growth in the demand for healthcare services and pharmaceutical products.  In addition, the government’s Seguro Popular Program has been instrumental in granting health care access to nearly 100% of the Mexican population.

Despite the overall growth that we expect to continue in the pharmaceutical market, which generally benefits our wholesale distribution business, in recent years there has been a shift in the percentage of private sector pharmaceutical sales from those that are placed through wholesalers, like us, to sales that are placed directly by the manufacturers to large retail pharmacy chains and supermarket supercenters that purchase sufficiently large volumes to have direct access to the laboratories.  According to IMS Health, A.G. and our internal data, private sector pharmaceutical sales that are placed through wholesalers have declined from 90% in 2007 to around 75% in 2011. A continued increase in direct sales by manufacturers to retail pharmacy chains could have a material adverse effect on our results of operation in this division.

Grupo Casa Saba has always considered Information Systems to be a key competitive factor in current competing markets.  Therefore, we believe that we have been successful in using technology to help us optimize both our sales and our inventory days.  Our record of on-time deliveries is in the range of 98%, which we believe is one of the best rates in the business.  The use of GPRS mobile devices for our sales force has also had a positive effect in terms of sales agility and more up-to-the minute information for our sales representatives.  Today, these devices work under a Windows Mobile platform. Nevertheless,  we believe that in the near future a more open platform such as Android will be available, which will put downward pressure on prices that we are preparing to take advantage of.

We have also recently completed the development of a new version of our Point-of-Sale System focused on government pharmacy operations.  We believe that this new software solution may be one of the best in the business today, given that it has been developed with open standards that allow it to be very slim, web based, and easy to modify. We expect this to be an excellent tool for improving our position in the Government market segment in the near future.

Although electronic data interchange (EDI) has been available in our market for many years, it was only recently that Government regulations for EDI have been fully implemented.  This regulation not only regulates electronic transactions but it will require all Mexican business to adopt Electronic Invoicing between 2011 and 2012.  Grupo Casa Saba fully complies with this regulation and has been active in the discussions related to its implementation.

With respect to our non-pharmaceutical or HBCG/other products related business divisions, we believe that higher levels of economic growth are necessary to increase the demand for these products; therefore, our ability to generate positive results in the coming years will depend on the improvement of general economic conditions and increases in consumer purchasing power.

Socio-demographic trends have helped fuel the growth of the retail market in Brazil. As is the case in Mexico, Brazil is also experiencing similar trends in terms of the growth of the adult population, prompted by an increase in overall life expectancy.  Brazilians’ average life expectancy has increased, from 68.5 years in 1995 to 72.3 years in 2009.  As a result, the over-60 population in the country has increased significantly over the course of the last ten years and it is this group that is most likely to stimulate the demand for both healthcare services and pharmaceutical products in the future.  In addition, older consumers are generally more affluent and have larger discretionary incomes, making them a target demographic for many manufacturers, including for over-the-counter healthcare products.  Government programs, such as the “Bolsa Familia” and the “Farmacias Popular” which offer subsidized medicines have also helped stimulate demand for these products. From a socio-economic standpoint, we would also expect that the decrease in the unemployment in Brazil from 12.3% in 2004 to less than 4.7% in December 2011, combined with an increase in the average salary in the last ten years, will stimulate the consumption of ethical drugs, HBCG and Other products as the middle class continues to expand.  The increase in the number people who are formally employed also means that more Brazilians are covered by private insurance. As a result, they are more likely to consult physicians when they are ill, thus broadening access to pharmaceutical products.  However, as is the case in Mexico, the continued demand for these products will require a continued stable economic environment.

The Chilean public health system covered nearly three quarters of the population in 2011, with health care expenditures representing 4.4% of the country’s overall GDP.  As the population continues to grow and more workers are incorporated into the formal sector, government health spending is expected to keep pace with the increase. The country’s strong economic growth projections are also expected to have a positive effect on the pharmaceutical industry, which has been growing steadily since 1996.

                                Selling prices since the latest financial year

As distributors, we do not establish selling prices.  In Mexico, the Secretaria de Salud establishes a maximum public sales price at the point-of-sale that cannot be exceeded without penalty.  In Brazil, the CMED authorizes a maximum price increase once a year.  Therefore the increase in selling prices are limited in these markets.  In Chile, the government lifted its price controls on pharmaceutical products in both the private and public sectors, leaving the market to set the price.

Since 1998, when the production of generic medicines was first approved in Mexico, generic penetration in Mexico has been minimal.  However, several factors, including the loss of patent protection beginning in 2010, and the lack of a full-scale economic recovery, are contributing to an increase in the demand for these products.  As a result, generics are gaining market share in Mexico and are poised for significant growth in the coming years.  While their lower prices generate lower overall sales for both our retail and distribution businesses, the margins on generic products are generally higher than branded products, which help strengthen our results.

In 2011, generic products had a market penetration of over 40% in Brazil.  As is the case in Mexico, the demand for generics has been growing steadily in recent years and is projected to continue to grow at rates above that of other types of products.  Should this occur, their lower prices will contribute less to our overall sales but should have a positive effect on our overall results.  In addition, the recent consolidation among  pharmacy chains in this country has been partly responsible for driving up discounts, which helps lower costs for pharmacy patrons.

In Chile, beginning in 2008, the sale of branded generics as well as private label products has gained ground in the marketplace.  Nevertheless, the higher price of branded (originator) drugs and branded generics compared to unbranded generics and private label brands, continues to exert pressure on the market’s average price.  In an effort to help increase awareness and stimulate the demand for these products among the populace, the Chilean Health Ministry has begun conducting campaigns to promote generics.  Our strategy of increasing our private label and exclusive brands is in line with this strategy and should, therefore, enable us to benefit from any future growth in this sector.

During 2011, we also continued with our strategy of profitable growth and implemented a number of operating efficiency programs to maximize the profitability of our operations.  We applied profitability requirements to our clients and suppliers, even when this meant discontinuing operations with certain clients and suppliers that did not meet the minimum parameters that we requested from them.  In terms of our cost-saving programs, we successfully reengineered routes and optimized our distribution centers. We believe that our profitability strategy will allow us to continue growing our divisions with acceptable margin levels and we will continue to focus our efforts on increasing profitability in the different markets in which we operate.

In connection with the FASA Acquisition, we have incurred a significant amount of debt which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in our interest costs.  The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions.  In August 2011, we successfully refinanced the bridge loan as well as the collateral package executed to guarantee its obligation under the loan into a long-term loan with more favorable terms for the Company.

On December 9, 2008, the Chilean Antitrust Authority or Fiscalía Nacional Económica initiated a procedure against FASA before the Chilean Antitrust Court or Tribunal de Defensa de la Libre Competencia, such procedure intended, among others, to prove that FASA had agreed with its competitors, Cruz Verde and Salcobran a mechanism to fix the price of medicines, to impose certain fines to FASA and to end the alleged agreement.  On March 23, 2009, the Chilean Antitrust Authority and FASA filed a settlement agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the settlement agreement, this process continued in 2011 with respect to FASA’s aforesaid competitors. On January 31, 2012, Cruz Verde and Salcobrand were convicted by the Chilean Antitrust Court and both companies challenged the applicable judgment; the Supreme Court Justice of Chile shall resolve this lawsuit.

Prior to the notification of the judgment against Cruz Verde and Salcobrand, on August 17, 2011, Cruz Verde instituted a civil action in order to obtain from FASA the payment of damages and lost profits, derived from the so-called antitrust acts related to the settlement agreement. However, in this agreement FASA only acknowledged its own acts and did not make any accusations against Cruz Verde and/or Salcobrand.  Therefore, it is unlikely that either of these parties would win a lawsuit against FASA.  In the event that Cruz Verde and Salcobrand obtain the amendment of the judgment against them, Salcobrand could also sue FASA claiming the payment of consequential damages arising from the antitrust process that they were a party to. If FASA is unable to address such suits and win the processes that may be initiated against it, the occurrence of any of these factors could have a material adverse impact on our business and our financial results.

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

As of December 31, 2010 and 2011 the carrying value of financial instruments approximates their value due to their short-term nature.  Long-term debt incurred through bank loans with similar terms and due dates accrues interest at variable prevailing financing rates.

                                Off-Balance Sheet Arrangements

The Group currently does not have any off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

                                Aggregate Contractual Obligations

Below is a table containing a description of Grupo Casa Saba’s aggregate contractual obligations as of December 31, 2011.

                Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period
(millions of Pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	7,524.8		2,778.8	2,951.6	1,794.4
Capital Lease Obligations (2)
Operating Leases (3)
Purchase Obligations (4)	1,980.9		1,003.7	382.8	594.3
Other Long-Term Liabilities (deferred income tax and other liabilities) reflected on our Balance Sheet under Mexican FRS (5)	264.0		87.9	176.1
Total	9,769.7		3,870.5	3,510.5	2,388.8

(1)	Current maturities of long-term debt (see Note 12 to our audited consolidated financial statements).

(2)	Not applicable.

(3)
Our operating leases are primarily related to our retail pharmacy business. These leases, which amounted to Ps. 1,273.5 million in 2011, are entered into in the ordinary course of business and their term varies from one-year to a longer term of up to ten years, depending on the circumstances and location.

(4)	FASA’s bond obligations.

(5)
Includes reserve for retirement pensions and seniority premiums.  The maturity of this obligation will occur in accordance with the disclosure in Note 3(o) to our audited consolidated financial statements.

                                Critical Accounting Policies

Application of critical accounting policies

Preparing our consolidated financial statements requires that we make certain estimates and use certain assumptions to determine the valuation of certain assets and liabilities, disclose our contingent assets and liabilities at the date of our financial statements, and the reported amount of revenues and expenses incurred during the reporting periods. We base our estimates and judgments on our experience and on various other reasonable factors that together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates on an ongoing basis and they are continuously reviewed by using the available information. Our significant accounting policies are described in Note 3 to our audited consolidated financial statements. We believe that our most critical accounting policies that imply the application of estimates and/or judgments are:

Allowance for doubtful accounts

The allowance for doubtful accounts represents our estimate of the probable loss inherent in all trade receivables by considering the general historical trend of customers’ payment performance and factors surrounding the specific customer’s credit risk. On a periodic basis, we analyze the recoverability of our accounts receivable in order to determine whether due to credit risk or other factors, some receivables may not be recovered. If we determine that such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the allowance for doubtful accounts provision. This determination requires substantial judgment by our management. Final losses from doubtful accounts may differ from our estimated reserve.

Estimate for slow-moving inventory

Periodically, we analyze the recoverability of our inventories (basically pharmaceutical products) in order to determine whether due to certain factors or conditions related to occurrence of adverse events such as physical damage, obsolescence expiration, etc, certain products in our inventories may not be available or useable for sale purposes. If such a situation exists, book value related to the non-recoverable assets is adjusted and expensed through an increase in the estimate for slow-moving inventory. As a result, final losses from slow-moving inventory could differ from our estimated reserves.

Property and equipment

Our balance sheets reflect significant amounts of long-lived assets (mainly property and equipment, goodwill and other intangible assets) associated with our operations throughout Mexico, Brazil and, effective October 2010, Chile and Peru. Many of these assets have resulted from past acquisitions, which have required us to report these assets at their fair value at the acquisition date. In accordance with to their characteristics and specific treatment, we assess the recoverability of our long-lived assets at least once a year, normally during the fourth quarter, as is the case for goodwill, or whenever events arise that we believe trigger a review such carrying values, as is the case with property and equipment and intangible assets of definite life.  Property and equipment to be disposed of are assessed on the date on which the sale plan is approved at the lower of its net carrying value and its fair value less associated sale costs.  Moreover, we monitor the lives assigned to these long-lived assets for purposes of depreciation.  This analysis is subjective and form part to the determination of whether impairment has occurred.

Property and equipment are initially recorded at acquisition cost. Effective January 1, 2008, when inflationary accounting is applied in high inflationary periods, those assets are restated by using INPC factors applicable to the country where those assets are established, as discussed in Note 3 e) to our financial statements.

While we believe that our estimates are reasonable, different assumptions could materially affect our evaluations. Our evaluations for 2011 and 2010 and up to the date of this annual report did not lead to any impairment of property and equipment.  Accordingly, fair value of property and equipment was equivalent to or greater than the carrying value thereof at that date.  We can give no assurance that our expectations will not change as a result of new information or developments.

Business acquisitions, intangible assets and goodwill

Business acquisitions are recognized by using the purchase method to allocate the purchase price to the net assets acquired and the noncontrolling interest. Therefore: (i) intangible assets acquired are recognized at its estimated fair value at acquisition date; (iii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment.  The goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest within the twelve months subsequent to the acquisition date.

Intangible assets with indefinite useful life, including goodwill, are subject to periodic impairment tests by determining the recoverable amount of the reporting units, which consists of higher between of the reporting units’ fair value less the cost of sale related, and the reporting units’ value in use represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which goodwill relates.  Management takes into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified.  We determine the fair value by using methodologies generally accepted in the market to determine the value of entities.  Moreover, we monitor the lives assigned to these long-lived assets for purposes of amortization.  This analysis is subjective and form part to the determination of whether impairment has occurred.

Significant judgment is required to appropriately assess the recoverable amount. Management considers that the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating unit.   Therefore, the cash flows projections models recognize medium and long-term economic variables fairly at the time of calculation which are related to future estimated price of products, changes in operating expenses, industry economic trend, the growth expectation in the market, as well as the discount rates and rates of growth rates applied in perpetuity.

Under U.S. GAAP, the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.  If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Under Mexican FRS “perpetuity value” is applied.

The situation referred to above, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” (Note 3 n) to our financial statements) under Mexican FRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP, originate, when applicable, different amounts of impairment losses.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in the Brazil in the amount of Ps. 109,000 which differs from impairment loss under Mexican FRS due to referred to above.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000.  In 2010, the Group determined the fair value of a reporting unit exceeds its carrying amount of goodwill and indefinite-lived intangible assets, under USGAAP and Mexican FRS.  In 2011 under USGAAP, the Group recorded an estimated impairment loss in connection with its reporting units in Drogueros and Citem in the amount of Ps.46,210, Ps.56,456, respectively.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 78,425 and Ps. 56,456, respectively.

This impairment loss concurred with the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry.  In determining whether it is more likely than not that a goodwill impairment exists, the Group will consider whether there are any adverse qualitative factors indicating that an impairment may exist.
While we believe that our estimates are reasonable, different assumptions could affect our evaluation. We can give no assurance that our expectations will not change as a result of new information or developments.

Labor obligations

Our labor liabilities include obligations for defined benefits for retirement pensions and seniority premiums, as well as severance from causes other than restructuring. Costs are recognized in income as employees render their services. Toward that end, actuarial computations are applied to the present value of labor obligations using long-term assumptions.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”.  We evaluate our assumptions at least annually. Those assumptions include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and  mortality rate. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods.  While we believe that our estimates are reasonable, different assumptions could affect our evaluation. We can give no assurance that our expectations will not change as a result of new information or developments.

The following table is a summary of the three key assumptions used in determining 2011 annual labor cost:

Assumptions:
México
Discount rate	7.75%
Salary increase rate	4.00%
Return of plan assets	9.25%
Chile
Discount rate	5.00%
Salary increase rate	3.00%
Return of plan assets	3.00%

Income Tax, Single Rate Business Tax

Our operations are subject to taxation on Mexico, Chile and Brazil. Taxes on earnings represent the sum of the income tax due and the deferred income tax effect determined in accordance with currently enacted tax legislation applicable in the different jurisdictions in which each entity operates. Effective January 1, 2008, the Mexican tax authorities enacted the Ley del Impuesto Empresarial a Tasa Unica, Single Rate Business Tax Law, or IETU Law, which co-exists with the Income Tax Law.

In 2011 and 2010, Management determined that the taxes on earnings that will normally be paid by its Mexican subsidiaries will be that which is obtained from the taxable income base of income tax, which the Management estimates will exceed the taxable income base of IETU, in accordance with a projection based on reasonable assumptions.

Deferred income tax is determined by applying the “asset and liability method” which requires a determination of the temporary differences between the financial statements carrying amount and the tax basis of assets and liabilities.  Significant judgments are required to appropriately assess the amounts of tax assets and liabilities.  We record tax assets when we believe that the recoverability of the asset is determined to probable by considering the “more likely than not” criteria.  If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset.  The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized in the financial statements.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, we make an assessment of:

(a) the aggregate amount of the tax loss carryforwards included in our income tax returns that we consider that the tax authorities would not reject such tax loss carryforwards based on available evidence; and

(b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income.

More-likely-than-not is based on its technical merits (legislation and statutes, legislative intent, regulations, rulings, and case law) at the reporting date. For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information for each position.

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

Every reporting period, we analyze our actual results versus our estimates and adjust our tax asset valuations as necessary. If actual results vary from our estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect our net income in such period.

Tax and legal contingencies

We are subject to various claims and contingencies related to tax and legal proceedings as described in Note 20 to our consolidated financial statements. Due to their nature, such tax and legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accounts for a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or tax and legal proceedings are considered probable and the amount can be reasonably estimated, we account for a liability for the estimated loss.

Our tax strategies are complex and involve interpretations of tax laws and regulations and are subject to review by the tax authorities. It is possible that the tax authorities could challenge our application of these regulations. The tax authorities have challenged interpretations that we have made and have assessed additional taxes. Although we have, from time to time, paid some of these additional assessments, in general, we believe we have been successful in sustaining our positions. No assurance can be given, however, that we will continue to be as successful as we have been in the past or that pending appeals of current tax assessments will be judged in our favor.

Foreign operations

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

Fair Value of Derivatives

Our transactions are contracted to hedge the associated risks with changes exchange rate.  Our hedges is documented by describing the strategy and objective of management of risks, hedged risks, identification of the hedged primary position, its accounting recognition, and how its effectiveness is measured.  We estimate that the changes in cash flows of the derivative financial instrument maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge.
Our derivative financial instruments are traded on recognized markets and with high creditworthy and reputable counterparties.
The estimated fair values of derivative financial instruments fluctuate over time determined by assessing the effect of future relevant economic variables as of the reporting date. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of our overall exposure to fluctuations in foreign exchange rates.

Revenue recognition

Our consolidated revenues represent the value, before tax on sales, of products sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of related party transactions. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods is recognized when goods are delivered or services are rendered to customers, there is no condition or uncertainty implying a reversal thereof, and they have assumed the subsequently we sell the goods to another third party, are recognized on a gross basis, considering that we assume the total risk of property on the goods purchased and we are not acting as agent or commissioner.

Accounting Pronouncements and Related Effects

Under Mexican FRS

New Accounting Pronouncements

In 2009 and 2010, the CINIF issued the following Mexican FRS that will go into effect as of January 1, 2011 and 2012:

FRS B-5. “Financial information by segment” (FRS B-5)

This accounting standard substitutes Bulletin B-5 with the same name. Effective 2011, the main changes are: (i) companies should disclose information by operating segment that is used regularly by executive management, in addition to the information about products or services and geographic areas reported in accordance with Mexican Bulletin B-5; (ii) disclosure of information by primary and secondary segments is eliminated; (iii) for qualifying as operating segments, it is not required for business areas to be subject to distinct risks between each other; (iv) it allows for considering a business in a pre-operating stage as an operating segment; and (v) it requires that the components of the RIF be disclosed as well as liabilities by operating segment. This pronouncement was applied retrospectively for comparative purposes.  It had no impact on the key segments disclosed in our Note 19) to our financial statements.

FRS B-9. “Interim financial reporting” (FRS B-9)

This accounting standard substitutes Mexican Bulletin B-9 (Bulletin B-9) with the same name.  This pronouncement establishes the content to be included in a complete or condensed set of financial statements for an interim period. Adoption of FRS 9 did not impact the Group’s financial statements.

FRS C-4. “Inventories” (FRS C-4)

This accounting standard substitutes Mexican Bulletin C-4 with the same name. Effective 2011, the main changes are: (i) the direct costing system is eliminated; (ii) the allocation formula of the “last-in/first-out” cost of inventories is eliminated; (iii) inventory valuation should consider the lower of acquisition cost or its net realization value; (iv) impairment losses are recorded in the cost of sales and reversed by decreasing the cost of sales when the circumstances that generate it no longer exist. The Group adopted retrospectively the new FRS C-4, “Inventories”. This standard supersedes the Bulletin with the same name. That adoption had no impact on the consolidated financial statements.

FRS C-5. “Prepaid expenses” (FRS C-5)

This accounting standard substitutes Mexican Bulletin C-5 with the same name. Effective 2011, the Group adopted retrospectively the new Mexican FRS C-5, "Prepaid expenses" that supersedes the Bulletin with the same name.  Accordingly, prepaid expenses are presented as a current asset when the period in which their benefits are expected to be obtained is equal to or less than one year.  Prepaid expenses for goods are presented in the short-term or long-term, depending on the classification of the item intended (e.g.: inventory or property and equipment).  That adoption had no impact on the consolidated financial statements.

FRS C-6. “Property, plant and equipment” (FRS C-6)

This accounting standard will replace Mexican Bulletin C-6 with the same name. Effective January 1, 2011, the main changes, whose application is prospective, are: (i) it sets forth the guidelines for recognizing the exchange of nonmonetary assets at fair value and the bases for determining the residual value of a component; and (ii) the unused component should be depreciated, unless depreciation is determined based on the activity of the component.

Effective 2011, the Group adopted retrospectively the new Mexican FRS C-6, "Property, plant and equipment" that supersedes Bulletin C-6, "Property, machinery and equipment".  That adoption had no impact on the consolidated financial statements.

“Improvements to 2011 Financial Information Standards”

Effective January 1, 2011, the main changes are as follows:

(i) FRS B-1. “Accounting changes and error corrections” for presenting the opening statement of financial position if adjustments are retrospective.  In our Note 3 a) to our financial statements, we determined various events or circumstances existing at the acquisition date of FASA, which required an adjustment to the recognized amounts of the acquisition.  As a result, the Company recorded certain liabilities incurred, as well as the impairment of some long-lived assets retrospectively to the date of completion of the business acquisition.

Implementation of IFRS.
As described in our Note 21 to our audited consolidated financial statements, we have adopted IFRS for the preparation of our financial information beginning in 2012. Pursuant to current SEC reporting requirements, foreign private issuers may provide in their SEC filings financial statements prepared in accordance with IFRS, without reconciliation to U.S. GAAP.

The consolidated financial statements that we issue for the year ending December 31, 2012 will be our first annual financial statements prepared in accordance with IFRS. Our IFRS transition date is January 1, 2011, and accordingly, the year ended December 31, 2011 will constitute part of the comparative period covered by IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (which we refer to as IFRS 1). We have therefore applied all mandatory exemptions and certain optional exemptions from the retrospective application of IFRS provided by IFRS 1.

The Group applied the relevant mandatory exceptions to retrospective application of IFRS as follows:

Attributed cost
An entity may elect to measure an item or all of property, plant and equipment, as well as certain intangible assets at the transition date at its fair value and use that fair value as its attributed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the transition date as attributed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.  The Group has adopted the following criteria:

●	For real property, use a revaluation under GAAP at a date prior to the date of transition as attributed cost;
●	for minor property and equipment and certain intangibles, use their values restated in accordance with GAAP at a date prior to the transition as an attributed cost.
●	for indefinite-lived intangible assets (trademarks), use the fair value related to the acquisition of FASA, which was completed in October 2010.

Employee Benefits:
At the transition date, the Company will apply IAS 19, “Employee benefits” (revised), which eliminates the use of the "corridor method” that tends to defer actuarial gains and losses, and it is required to be recorded in other items of comprehensive income.  Therefore, the Company will recognize actuarial gains and losses existing at the date of transition against the opening balance of retained earnings.  As of the transition date, the Company will recognize the effect of all actuarial gains and losses in "other comprehensive income" when accrued.

In the transition date, the Company will eliminate the liability of termination benefits due to a cause other than restructuring under Mexican FRS against retained earnings.  Under IAS 19, this item is recognized when the entity has the legal obligation with its employees. If not, its effect is recorded in income as accrued.

Accumulated translation differences
At the transition date, the Company will reverse the accumulated effect of translation gains or losses generated under Mexican FRS.  Therefore, the Company will transfer the balance of the "Accumulated translation effect" against the opening balance of retained earnings as of the transition date.  This reclassification would not affect the balance of stockholders’ equity.
Investments in subsidiaries, jointly controlled entities and associates
IFRS 1 allows for valuing these investments as of the transition date as indicated below, provided that the entity selects the “cost model”:

●	at cost, determined in accordance with IAS 27, "Consolidated and individual financial statements"; or
●
at the attributed cost that can be: (i) fair value under IAS 39, "Financial Instruments: Recognition and Measurement" as of the transition date in the individual financial statements of the entity; or carrying value on that date under prior GAAP.

As of the transition date, the Company will recognize its investments in subsidiaries and associates in its individual financial statements at their carrying value under prior GAAP.

Assets and liabilities of subsidiaries
IFRS 1 allows that if a holding company becomes a first-time adopter later than its subsidiary, in its consolidated financial statement, it should measure its assets and liabilities of the subsidiary on the date of transition at the same carrying values as in the IFRS financial statements of the subsidiary. Accordingly, the Company will value the assets and liabilities of its subsidiaries in Brazil and Chile that had adopted IFRS before the Company did at the same carrying values that they have in the financial statements under IFRS of those subsidiaries.

Business combinations
IFRS 1 allows IFRS 3, "Business combinations" (IFRS 3) to be applied prospectively, as of the transition date or from a specific date prior to the transition date.

The Company will apply IFRS 3 prospectively to business combinations that occur as of the transition date. Therefore, the business combinations agreed upon prior to the transition date will not be reestablished. Consequently, the goodwill balance determined in accordance with prior GAAP at the transition date was not affected by the migration. Consequently, the carrying amount of the assets acquired and liabilities assumed in the business combination will be their attributed cost, in accordance with IFRS on that date.

Tax criteria
Under Mexican FRS, the tax effect of a tax criterion is determined in accordance with a model of likelihoods. In accordance with IFRS, that effect is recognized under the confidence level that a tax position acquires or expects to acquire. Therefore, the tax effect of a position should be recognized if it meets the "more likely than not" based on its technical merits. If a tax position is not considered as "more likely than not", no benefit of the position will be recognized in the financial statements.

Management is about to determine if there are effects associated with uncertain tax liabilities that might result in the recognition of a provision in its opening statement of financial position under IFRS, which it will apply against the opening balance of retained earnings.

Impact of inflation
In accordance with Mexican FRS B-10, the impact of inflation is recognized when the economic environment of the entity is inflationary (inflation equal to or above 26 percent accumulated in the three annual prior fiscal years). For IAS 29, ”Financial Reporting in Hyperinflationary Economy” an economy is hyperinflationary when inflation in that period approximates or exceeds 100 percent.

The last hyperinflationary period for Mexico was 1997 (Brazilian and Chilean operations were acquired in 2008 and 2010, respectively). Accordingly, the Company will eliminate the impact of inflation previously recorded in Mexico for the period of 1998 up to December 31, 2007.

Estimates
The estimates conducted by the Company under IFRS 1 as of the transition date are consistent with the estimates previously recorded under MFRS at that same date.

Under U.S. GAAP

There are no significant new accounting pronouncements effective in year 2011 impacting the Group.

New ASU applicable to the Company are as follows:

●	ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” issued in June 2011 (ASU 2011-05)

Under ASU 2011-05 an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income.

ASU 2011-05 should be applied retrospectively. For public entities it is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Company's financial statements.

●	ASU 2011-08 “Intangible-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (ASU 2011-08)

Under ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under ASU 2011-08, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Company's financial statements.

Item 6.	Directors, Senior Management and Employees

                                Board of Directors

The following table sets forth the names of our directors, their dates of birth, their principal occupations, their business experience, including other directorships, and the number of years of service they have as directors.  All of these individuals were elected by our shareholders at our annual shareholders’ meeting, which was held on April 27, 2012.

                                Directors

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Manuel Saba Ades (11/03/67)	Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. and of Grupo Casa Saba, S.A.B. de C.V. Member of the Board of Grupo Xtra S.A., de C.V. and of Ixe Grupo Financiero, S.A.B. de C.V.	April 2009

Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. Chairman of the Board of Grupo Xtra, S.A. de C.V.	February 2000

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Juan Carlos Peralta del Río (24/09/75)	Vice President	Vice President - IUSA Footwear International S.A. de C.V	April 2008

Pedro Alejandro Sadurni Gómez (10/8/59)	Executive Vice President, Retail Division GCS	Former Chief Financial and Administration Officer– Grupo Casa Saba, S.A.B de C.V.	April 2009

Julio Emilio Madrazo García (07/07/66)	Partner	De la Calle Madrazo Mancera, CMM and Director-Zimat Golin Harris	April 2009

Miguel Alemán Magnani (04/25/66)	President	Grupo Alemán	April 2009

Gabriel Alarcón Velázquez (02/23/37)	Director	Banco de Comercio	April 2006

Enrique Castillo Sánchez-Mejorada (13/08/56)	CEO of Wholesale Banking	Grupo Financiero Banorte S.A.B. de C.V.	April 2010

Francisco Fuentes Ostos is the Secretary of our Board of Directors, without being a member of the Board.  Alberto Saba Ades and Manuel Saba Ades are brothers.  Manuel Saba Ades and Alberto Saba Ades are cousins of Gabriel Saba D’jamus.  Alberto Saba Ades is the Chairman of the Board of Directors of Grupo Xtra, S.A. de C.V. and Manuel Saba Ades is a regular member of the same Board.  In addition, Manuel Saba Ades was elected as a member of the Board of Directors of Grupo Financiero Banorte, S.A.B. de C.V. and Alberto Saba Ades continues to serve as an alternate member of this same Board.  Our directors are not party to a service contract with us, and there are no arrangements pursuant to which any of them was elected as a director of the Company. On April 27, 2012 at the annual shareholders’ meeting the resignation of Ivan Moguel Kuri as the alternate independent board member was accepted.

                                Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their current position, their prior business experience, and the year in which they were first appointed to their current position.

Name and Date of Birth	Current Position	Business Experience	First Appointed

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Juan Roberto Júarez (01/31/59)	Chief Adminstrative Officer/Comptroller	Former Comptroller of Grupo Casa Saba, S.A.B. de C.V.	November 2011

Name and Date of Birth	Current Position	Business Experience	First Appointed

Jorge Sánchez Lanzilotti (03/23/70)	Chief Strategic Planning & Finance Officer	Former Chief Administrative & Financial Officer of Farmacias Benavides,, S.A.B de C.V.	November 2011

Héctor Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991

Oscar Gutiérrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985

Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995

Ricardo Ríos Cárdenas (02/01/55)	Human Resources Director	Director of Sales & Operations, Northern Region – Grupo Casa Saba, S.A.B. de C.V.	March 2009

Pedro Canton y Figueroa (08/05/49)	Sales Director	Director of National Warehouse Operations	December 2008

Jorge Luis García (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

Efraín Yañez González (10/26/70)	Special Accounts Director	Former Director of Collections- Grupo Casa Saba, S.A.B. de C.V.	February 2011

Pedro Alejandro Sadurni Gómez (10/08/59)	Executive Vice President, Retail Division GCS	Former Chief Financial and Administration Officer– Grupo Casa Saba, S.A.B de C.V.	November, 2011

                                Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis.  For the year ended December 31, 2011, the aggregate compensation paid by us to key management personnel and/or our executive officers in all three of the countries where we had operations in 2011 for services rendered in all capacities was approximately Ps. 85.8 million.  At the ordinary annual shareholders’ meeting held on April 27, 2012, it was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

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

                                The Pension Fund

We recognize the labor obligations for retirement pensions and seniority premiums derived from defined benefit plans for all their employees in accordance with Mexico’s Federal Labor Law, as well as the schemes that have been established for each plan.  Seniority premiums are granted for a voluntary separation of personnel who have completed at least fifteen years of service and are calculated based on the number of years worked.  Retirement pensions are granted to all personnel who have completed at least ten years of service and reached 65 years of age.  We are required to pay certain severance benefits to employees that are dismissed without proper cause.  These payments are expensed when paid.

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

During 2009 and 2010 contributions to the fund amounted to Ps. 20.6 million and Ps. 9.6 million, respectively.  In 2011, no contributions were made to this fund.  As of December 31, 2009, 2010 and 2011, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

                                Board Practices

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

According to the Mexican Securities Market Law, the Board of Directors may have up to 21 members and each member may have its alternate.  The members of the Board of Directors shall be appointed by the shareholders’ meeting and shareholders controlling 10% of the capital stock of the company may appoint or revoke in the shareholders’ meeting a member of the Board of Directors.

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

In addition, pursuant to the Mexican Securities Market Law and our bylaws, holders of at least 10% of our voting stock are also entitled to appoint a director and a corresponding alternate director.

                                Committees of Our Board of Directors

In accordance with the Mexican Securities Market Law, we have an Audit and Corporate Practices Committee.  As of April 27, 2012, the Audit and Corporate Practices Committee is formed by Messrs. Julio Madrazo García (chairman), Gabriel Alarcón Velázquez and Juan Carlos Peralta del Río, all independent members of the Board of Directors.  As required by the Mexican Securities Market Law, both the chairman and a majority of the members of the Audit and Corporate Practices Committee are independent directors.  Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

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

The Chairman of the Audit and Corporate Practices Committee shall prepare an annual report to our Board of Directors with respect to the findings of the Audit and Corporate Practices Committee, which shall include among others:  (i) the status of the internal controls and internal audits and any deviations and deficiencies thereof, taking into consideration the reports of external auditors and independent experts; (ii) the results of any preventive and corrective measures taken based on results of investigations in respect of non-compliance of operating and accounting policies; (iii) the evaluation of external auditors; (iv) the main results from the review of our financial statements and those of our subsidiaries; (v) the description and effects of changes to accounting policies; (vi) the measures adopted as a result of recommendations and observations of stockholders, directors, executive officers and third parties relating to accounting, internal controls, and internal or external audits; (vii) compliance with stockholders’ and directors’ resolutions; (viii) observations with respect to relevant directors and officers; (ix) the transactions entered into with related parties; and (x) the remunerations paid to directors and officers.

                                Employees

	2009	2010	% Change	2011	% Change
Total Employees	8,454	20,579	143.4%	19,702	-4.3%
Total No. Employees in Mexico	7,257	14,069	93.9%	13,251	-5.8%
Total No. Employees in Brazil	1,197	1,545	29.1%	1,401	-9.3%
Total No. Employees Chile	-	3,619	NA	3,402	-6.0%
Total No. Employees in Peru	-	1,346	NA	1,648	22.4%

As of December 31, 2010, we had 19,702 employees.  In Mexico we had 13,251 employees, 5,689 of which are part of the distribution business and 7,562 are part of the retail pharmacy business.  On the distribution side, 2,452 are sales representatives for our Pharmaceutical and HBCG/Other Products businesses and other divisions, 929 are administrative employees and 2,308 are operational employees.  On the retail pharmacy side, 302 are administrative employees, 355 are operational employees and 6,905 are in sales. In Brazil we had a total of 1,401 employees of which 104 were administrative employees, 153 were operational employees and 1,144 were in sales.  In Chile, we had 3,402 employees at the end of fiscal year 2011.  Of these, 230 carried out administrative functions, 3,120 held sales positions and 52 were on the operational side.

A significant majority of our employees in Mexico, 83.6% as of December 2009, 72.0% as of December 2010 and 75.5% as of December 31, 2011, were represented by unions.  Almost all of our employees in Brazil, 99.9% as of December 31, 2010 and 99.9% as of December 31, 2011, were unionized.  In Chile 28.4% of our employees were representd by union as of December 31, 2010 and 27.0% were represented by unions at the end of 2011.

We believe that our relations with our employees and the unions with which they are affiliated are good.  In 2011, the total number of employees declined by 4.3% compared to 2010, primarily as a result of  programs aimed at improving our operating efficiency and controlling costs and expenses.

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

                                Principal Shareholders

All information presented in this section regarding beneficial ownership of our capital stock is based on the number of Ordinary Shares outstanding as of March 31, 2012, which was 265,419,360.  As required by Mexican law, the number of Ordinary Shares outstanding is presented net of the number of repurchased Ordinary Shares held in our treasury as of March 31, 2012, which was 14,729,720.  We repurchased these Ordinary Shares in the open market pursuant to our share repurchase program, as described under the caption “Item 9.  Offer and Listing Details—Share Repurchases”.  Currently, there are no arrangements known to us that could result in a change of control of the Company.

On May 6, 2008, Mr. Isaac Saba Raffoul, as settler and beneficiary “A”, executed a trust agreement with Ixe Banco, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as trustee, Mrs. Beki Ades Tawil, as beneficiary “B”, and Mr. Manuel Saba Ades and Mr. Alberto Saba Ades both as beneficiaries “C”.  In addition to other assets, the 225,606,456 Ordinary Shares directly owned by Mr. Isaac Saba Raffoul were deposited into Trust F-709.  Upon the death of Isaac Saba Raffoul on July 27, 2008, Manuel Saba Ades and Alberto Saba Ades, sons of Isaac Saba Raffoul became, on an equal basis, the sole beneficiaries of the 225,606,456 Ordinary Shares held by Trust F-709.  References in this annual report to “our controlling shareholder” is to Trust F-709, as direct holder of 225,606,456 Ordinary Shares for the benefit of Manuel Saba Ades and Alberto Saba Ades.

As of March 31, 2012, our controlling shareholder directly held 225,606,456 Ordinary Shares, representing 85% of our issued and outstanding capital stock.  As of April 19, 2012, approximately 11.3% of our Ordinary Shares were held through ADSs by 26 registered holders.

The following table shows information, as of March 31, 2012, regarding the ownership of our capital stock by each person known by us to own or beneficially own more than 5% of our outstanding capital stock and by each of our directors, executive officers and key employees.

Name	Number of Ordinary Shares Owned	Percentage Stake

Trust F-709 (1)	225,606,456	85.00%

Total	225,606,456	85.00%

                                        ______________________
(1)
Manuel Saba Ades and Alberto Saba Ades, both of whom are directors of the Company, are the sole beneficial owners, on an equal basis, of the Ordinary Shares held directly by Trust F-709.  The trustee of Trust F-709 is Ixe Banco, S.A. Institución de Banca Múltiple, Grupo Financiero Banorte, División Fiduciaria.

Although minority shareholders have separate minority shareholdes rights, provided in our By-Laws and the Mexican General Corporation Law, in general terms, all shares entitle their holders to the same rights and impose the same obligations on them. For a description of the nature of the minority shareholders rights, see “Item 10.  Additional Information,” which is includes a summary of our By-laws.

                                Related Party Transactions

In 2011, we engaged in, and we may continue to engage in, transactions with related parties, including, without limitation, the transactions described below.  Exclusively for purposes of this discussion, the term “related party” includes our affiliates, associates, directors, officers and principal shareholders, as well as affiliates of our directors, officers and principal shareholders, but does not include our consolidated subsidiaries.  Conflicts of interest are inherent in transactions with related parties.  See Note 11 to our audited consolidated financial statements for all of the information that we must make publicly available in Mexico regarding related party transactions.

All related party transactions we engage in are submitted in advance to the Audit and Corporate Practices Committee, and are subject to thorough evaluation, which results in the determination of the terms and conditions under which the transactions shall be carried out.  During this evaluation period, the Audit and Corporate Practices Committee makes relevant market research and obtains quotations from several different non-related parties that render the exact or similar services to those intended to be performed by the related party with which the transaction is intended to be conducted.  Once the research is concluded, the Audit and Corporate Practices Committee prepares the guidelines that must be observed in establishing the terms of the related party transactions and submits its evaluation to the Board of Directors and to our shareholders.  This procedure enables the Company to obtain objective information as to competitive market prices and conditions and, therefore, guarantees that the transactions entered with related parties are at all times entered into on an arm’s-length basis.

Principal Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective During 2011

Leases.  In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder.  During 2011, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement.  In 2011, we expensed Ps. 5.5 million as compared to Ps. 5.2 million in 2010 and Ps. 4.3 million in 2009 with respect to this lease.  In 2008, we entered into a lease for storage space with Xtra Inmuebles, S.A. de C.V., a company that is also owned and controlled by our controlling shareholder.  In 2011, we expensed Ps. 1.5 million compared to Ps. 0.4 million in 2010 and Ps. 1.2 million in 2009. We believe that both leases were entered into in the ordinary course of business, were made on an arm’s-length basis and are on terms no less favorable than those that could have been obtained from unaffiliated third parties.

Services.  In 2002, one of our subsidiaries, Servicios Corporativos Casa Saba, S.A. de C.V., entered into an air transport service agreement with Aero Xtra, S.A. de C.V. an entity indirectly owned and controlled by our controlling shareholder.  Services pursuant to this agreement were also provided to us in 2009, 2010 and 2011.  During 2011, we expensed a total amount of  Ps. 28.0 million as compared to Ps. 18.0 million in 2010 and Ps. 17.7 million in 2009 related to the services rendered by Aero Xtra, S.A. de C.V.  This contract was entered into in the ordinary course of business, and was made on an arm’s-length basis on terms no less favorable than those that could have been obtained from unaffiliated third parties.

As of December 31, 2009, 2010 and 2011, the receivable balances from Aero Xtra, S.A. de C.V. were Ps. 4.5 million, Ps. 0 and Ps. 2.0 million, respectively.  For Xtra Inmuebles, S.A. de C.V., they were Ps. 0, Ps. 0 and Ps. 11.6 million, respectively.  The receivable balance from Aero Xtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real estate, respectively.  In addition, we had receivable balances from Tenedora Farmacéutica de México, S.A. de C.V. in the amount of Ps. 9.6 million in 2009, 2010 and in 2011.  The account receivable balances from Tenedora de Farmacias Morelianas, S.A. de C.V. were Ps. 18.6 million in 2009, Ps. 20.6 million in 2010 and and Ps. 20.6 million in 2011.  In 2011, our accounts receivable balances from Grupo Xtra were Ps. 10.5 million compared to Ps. 11.6 million in 2010 and Ps. 8.6 million in 2009.  The receivables balances from Sports Clinic totaled Ps. 0 in 2011 compared to Ps. 6.7 in 2010 and Ps. 0 in 2009.  As of December 31, 2009, 2010 and 2011, the receivable balances from Comercializadora Lundedeq, S.A. de C.V. were Ps. 0, Ps. 0.1 million and Ps. 0, respectively while those from Farmaprice, S.A. de C.V. were Ps. 0 in 2009, Ps. 0.1 million in 2010 and Ps. 0 in 2011.  Finally, the receivable balances from Adminstradora Inmas, S.A. de C.V. were Ps. 0 in 2009, Ps. 0.3 million in 2010 and Ps. 0 in 2011.

As of December 31, 2009, 2010 and 2011, the accounts payable balances with Administradora Inmas, S.A. de C.V. were Ps. 0.4 million, Ps. 0 and Ps. 0 million, respectively.

See Note 11 to our consolidated financial statements for a summary table of our related party transactions.

Legal and Advisory Services.  During 2011, Mijares, Angoitia, Cortés y Fuentes, S.C., a Mexican law firm, provided us with legal and advisory services, and we expect that this will continue to be the case in the future.  Francisco Fuentes Ostos, a partner from the law firm of Mijares, Angoitia, Cortés y Fuentes, S.C., is the secretary of our Board of Directors, without being a member of such Board.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third-party law firm for similar services.

Tax Advisory Services.  During 2011, Chevez, Ruiz, Zamarripa y Cia, S.C., a tax advisory firm, provided us with tax advisory services, and we expect that this will continue to be the case in the future.  We believe that the fees we paid for these services were comparable to those that we would have had to pay a third party for similar services.

During 2011, we had no other related party agreements, except for the balances and transactions referred to above.  We believe that all related party transactions were agreed upon on an arm’s-length basis.

Item 8.	Financial Information

See “Item 18.  Financial Statements” and “Item 19.  Exhibits—Index to Consolidated Financial Statements,” which are incorporated herein by reference.

Material Legal Proceedings

As of December 31, 2011, except for the lawsuit filed by Farmacias Cruz Verde, S.A. against FASA and as otherwise disclosed in Note 20 of the consolidated financial statements, there were no existing material legal proceedings that could have an adverse effect on the Company’s financial position or profitability.

On December 9, 2008, the Chilean Antitrust Authority or Fiscalía Nacional Económica initiated a procedure against FASA before the Chilean Antitrust Court or Tribunal de Defensa de la Libre Competencia, such procedure intended, among others, to prove that FASA had agreed with its competitors, Farmacias Cruz Verde S.A. (“Cruz Verde”) y Farmacias Salcobrand S.A. (“Salcobrand”) a mechanism to fix the price of medicines, to impose certain fines to FASA and to end the alleged agreement.  On March 23, 2009, The Chilean Antitrust Authority and FASA filed a settlement agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the settlement agreement, this process continued in 2011 with respect to FASA’s aforesaid competitors. Last January 31, 2012, Cruz Verde and Salcobrand were condemned by the Chilean Antitrust Court and both companies challenged the applicable judgment; the Supreme Court Justice of Chile shall resolve this lawsuit.

Prior to the notification of the judgment against Cruz Verde and Salcobrand, on August 17, 2011, Cruz Verde instituted a civil action in order to obtain from FASA the payment of damages and lost profits, derived from the so-called antitrust acts related to the settlement agreement. However, in this agreement FASA only acknowledged its own acts and did not make any accusations against Cruz Verde and/or Salcobrand.  Therefore, it is unlikely that either of these parties would win a lawsuit against FASA.

In case Cruz Verde and Salcobrand obtain the amendment of the judgment against them, Salcobrand could also sue FASA claiming the payment of consequential damages arising from the antitrust process such competitors were a party to. If FASA is unable to address such suits and win the processes that may be initiated against it, the occurrence of any of these factors could have a material adverse impact on our business and our financial results.

                                Dividend Policy

Pursuant to Mexican law, decisions regarding the payment and amount of dividends are subject to approval of our shareholders, generally, but not necessarily, on the recommendation of the Board of Directors.  Our controlling shareholder owns 85% of our outstanding Ordinary Shares and, so long as it continues to own a majority of our outstanding shares, it will have the ability to determine whether we will declare and pay dividends, in cash or otherwise.  See “Item 3.  Key Information—Risk Factors—Risk Factors Related to our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”.  We do not have a specific dividend policy.  Depending on the results and condition of our business, dividends for a specific year would be paid to the extent that such payment would not impair our ability to invest and grow.  Therefore, any dividend payment would depend on the cash that the Company generates in a specific year and the Company’s liquidity and capital requirements as well as on the market conditions of our business.

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

As of April 19, 2012 approximately 11.3% of the Ordinary Shares were publicly held through ADRs on the NYSE.  Holders of ADRs have voting rights with respect to the underlying shares.  In accordance with the ADR Amended and Restated Deposit Agreement, ADR holders must instruct the Depositary as to the manner in which the underlying shares are to be voted.

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

The table below shows the high and low sales prices in U.S. Dollars for our ADSs on the NYSE for the five most recent full financial years ending December 31, 2011, each month in the six-month period ending March 31, 2012 and the first half of April 2012.

	U.S. Dollar per ADS(1)
Year	High		Low

2007	U.S.$	42.85	U.S.$	26.10
2008	U.S.$	39.00	U.S.$	17.61
2009	U.S.$	20.50	U.S.$	11.14
2010	U.S.$	21.39	U.S.$	9.76
First Quarter		21.39		13.90
Second Quarter		17.90		10.51
Third Quarter		12.62		9.76
Fourth Quarter		14.96		11.67
2011	U.S.$	23.71	U.S.$	7.01
First Quarter		23.71		13.39
Second Quarter		19.78		16.41
Third Quarter		16.99		10.00
Fourth Quarter		12.24		7.01

	U.S. Dollar per ADS(1)
Year	High		Low

2012	U.S.$	10.25	U.S.$	6.36
First Quarter

Month
October 2011	U.S.$	10.80		8.99
November 2011		12.24		7.98
December 2011		9.85		7.01
January 2012		9.23		6.36
February 2012		8.82		8.04
March 2012		10.25		8.04
April 13, 2012		9.92		8.76

(1)      Source:  Infosel and Economatica.

Trading prices of our Ordinary Shares and our ADSs will be influenced by our results of operations, financial condition, cash requirements, future prospects, economic, financial and other factors and market conditions.  See “Item 3.  Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.  There can be no assurance that prices of our Ordinary Shares and our ADSs will, in the future, be within the ranges set forth above.  As of December 31, 2011, there were 265,419,360 Ordinary Shares issued and outstanding.  As of April 19, 2012, approximately 11.3% of the outstanding shares were held in the form of ADSs.

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

The table below shows, for the five most recent full financial years ending December 31, 2011 and each month, the six-month period ending March 31, 2012 and the first half of April 2012 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share(1)
Year	High		Low

2007	Ps.	44.50	Ps.	28.80
2008	Ps.	41.68	Ps.	26.90
2009	Ps.	26.60	Ps.	16.40
2010	Ps.	25.50	Ps.	13.00
First Quarter		25.50		19.65
Second Quarter		22.00		16.21
Third Quarter		16.10		13.00
Fourth Quarter		17.51		15.20
2011	Ps.	25.60	Ps.	9.70
First Quarter		25.60		17.24
Second Quarter		22.50		22.50
Third Quarter		22.50		22.50
Fourth Quarter		16.00		9.70
2012	Ps.	12.50	Ps.	10.00
First Quarter
Month
October 2011		13.50		13.00
November 2011		16.00		11.20
December 2011		13.70		9.70
January 2012		11.30		10.00
February 2012		11.00		10.80
March 2012		12.50		12.00
Through April 13, 2012		12.00		11.11

(1) Source: Infosel and Economatica.

Share Repurchases

At our annual shareholders’ meeting, which was held on April 27, 2012, our shareholders did not approve the allocation of any amounts from retained earnings for share repurchases.  Our share repurchase program has been authorized by the CNBV and all repurchases have been conducted in full compliance with Mexican law and the rules and regulations of the CNBV.

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

When we resell repurchased Ordinary Shares on the Mexican Stock Exchange, we must increase the number of Ordinary Shares outstanding by the corresponding number of Ordinary Shares sold.  We resold 1,438,000 Ordinary Shares during 1998 and 269,000 Ordinary Shares in 1999.  As of December 31, 2011, 14,729,720 repurchased Ordinary Shares were held in our treasury.  We are currently in the process of evaluating various alternatives regarding the resale or redemption of these Ordinary Shares.

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

●
the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the company as a result of certain illegal acts involving willful misconducts.The liability actions may be exercised by the company or by shareholders that represent 5% or more of the capital stock of the company;

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

●
the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the company and advising the Board of Directors on the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the company, (iv) the receipt and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders’ meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

●
the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

The Mexican Securities Market Law does not substantially modify the reporting obligations of issuers of equity securities listed on the Mexican Stock Exchange.  The Mexican Securities Market Law reinforces insider trading restrictions and specifically includes, with such restrictions, trading in options and derivatives the underlying security of which is issued by such entity.  Among other changes, the Mexican Securities Market Law provides for a course of action available to anyone who trades (as a counterparty) with someone in possession of privileged information to seek the appropriate indemnification. In addition, under this law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase.

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

                                Directors

Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his interests conflict may abstain from voting.  In addition, any member of our Board of Directors that votes on a transaction in which his interests conflict with our interests may be liable for damages.  The Mexican Securities Market Law provides the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the Company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the Company as a result of certain illegal acts involving willful misconduct.  The liability actions may be exercised by the Company or by shareholders that represent 5% or more of the capital stock of the Company.

We have amended our bylaws in order to submit, among others, the following matters to the Board of Directors:  (i) our general strategy; (ii) with input from the Audit and Corporate Practices Committee, on an individual basis (a) any transaction with related parties, subject to certain limited exceptions and (b) the appointment of our Chief Executive Officer, his compensation and removal for justified causes; (iii) our financial statements and those of our subsidiaries; (iv) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets; (v) agreements with our external auditors; (vi) creation of special committees and granting them the power and authority; (vii) matters related to anti-takeover provisions provided for in our bylaws; and (viii) the exercise of our general powers in order to comply with our corporate purpose.

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

In terms of the above-mentioned regulations and our bylaws, the shareholders’ meetings shall be called by our Board of Directors, the secretary of the Board or the Audit and Corporate Practices Committee.  Any shareholder or group of shareholders representing at least 10% of the capital stock may request that a shareholders’ meeting be called.  If after 15 days following the request such call has not been made, the shareholder or shareholders may appear before a judge within the Company’s jurisdiction, who shall call such meeting as requested by the shareholder(s).

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

Forfeiture of Shares

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

Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at the prevailing market prices. Under our bylaws, the repurchase shall be subject to the prior approval of the Board of Directors, who shall appoint the person or individuals responsible for effecting share repurchases. The amount of capital stock allocated to share repurchases is determined by our shareholders at a general ordinary shareholders’ meeting. Share repurchases must be charged to our net worth if the repurchased shares remain in our possession and to our capital stock if the repurchased shares are converted into treasury shares. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year. In addition, any repurchased shares may not be represented or voted in any kind of shareholders’ meeting, nor can they exercise any corporate or economic rights of any kind.

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

Appraisal Rights and Other Minority Protections. Whenever our shareholders approve an amendment to our corporate purpose, jurisdiction of organization or the transformation of our corporate form, any dissenting shareholder is entitled, under the terms of the General Corporations Law, to request to withdraw from the Company and receive the amount of his share participation in the Company through the reimbursement of his shares. The dissenting shareholder must exercise his appraisal rights 15 days following the conclusion of the shareholder’s meeting in which the matter was approved.

The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been subject to extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions helped to define the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to file actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate actions taken at shareholders’ meetings unless they meet stringent procedural requirements.

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

We are organized under the laws of Mexico. Substantially all of our directors and executive officers reside outside of the United States, all or a significant portion of the assets of our directors and executive officers are located outside of the United States and substantially all of our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these individuals. It may also be difficult for investors to enforce against these individuals, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws.

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

Material Contracts

Acquisition of FASA. As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million. FASA is the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru. The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market at a price equal or greater than 1,642 Chilean Pesos per share, and the validity of such offer was conditioned upon the sale of at least 50% plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders’ meeting and of the Mexican Antitrust Commission.

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

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor, with HSBC México as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company and (ii) all the present and future account receivables related to the Company’s preponderant activity. Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except, when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse described therein. As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had secured the requisite funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transaction. As result of the execution of this document, the non-possessory pledge agreement and the irrevocable trust agreement over shares No. F/00756 were amended, both were guaranties of the Credit Agreement granted for the acquisition of FASA. For a description of the Amended and Restated Credit Agreement and its ancillary documents, see “Exhibits 4.2, 4.4 and 4.6”.

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

As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had secured the requisite funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transactions. As result of the execution of this document, the non-possessory pledge agreement and the irrevocable trust agreement over shares No. F/00756 were amended, both were guaranties of the Credit Agreement granted for the acquisition of FASA. For a description of the Amended and Restated Credit Agreement and its ancillary documents, see “Exhibits [4.2, 4.4 and 4.6]”.

On January 12, 2012 FASA, the Chilean subsidiary of Grupo Casa Saba reached a definitive agreement to sell 100% of its Peruvian operations to Quitafex, S.A. for US$50,500,000, including its shares of the Peruvian subsidiaries: (i) Farmacias Peruanas, S.A. and (ii) Droguerías La Victoria, S.A.C. As part of the transaction, FASA simultaneously agreed to the sale and long-term licensing of several brands which are owned by FASA. As part of the agreement, FASA agreed to customary penalties, which are standard for these types of transactions. In addition, the parent companies of both groups have reached cooperative agreements that include negative covenants with respect to their operations, such as a non-compete restriction in the drug distribution market, which prevents FASA and its related parties from developing operations in Peru and Bolivia for a period of 5 years.

Exchange Controls and Restrictions on Foreign Investment

In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently regulate the ability of persons or entities to convert Pesos into U.S. Dollars or other currencies. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive foreign currency exchange control policy in the future. For a description of exchange rate information, see “Item 3. Key Information—Exchange Rate Information”.

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

The applicable corporate income tax rate was 30% in 2011. The income tax rate applicable from 2010 to 2012 is 30%, 29% for 2013 and 28% for 2014 and following years.

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

●
Gain on sales or other dispositions of the Ordinary Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% from 2010 to 2012, (29% in 2013 and 28% in 2014 and the following years), of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred or territorial tax regime.

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

There is no Mexican stamp, issue, registration, or similar taxes or duties payable by non-resident holders of the ADSs.

U.S. Federal Income Tax Considerations

General. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by U.S. Holders. A “U.S. Holder” is a beneficial owner of ADSs or Ordinary Shares that, for U.S. Federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation organized or created under the laws of the United States or any political subdivision thereof, as the case may be;

●	an estate, the income of which is subject to U.S. Federal income tax, regardless of its source; or

●
a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect to be treated as a United States person.

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

Taxation of Cash Distributions and Distributions of Stock. The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ADSs or Ordinary Shares whenever a U.S. Holder may elect to receive cash distributions in lieu of distributions of ADSs or Ordinary Shares, that a U.S. Holder receives with respect to our ADSs or Ordinary Shares (before reduction for any Mexican tax, if any, withheld from such distributions) generally will be included in such holder’s gross income on the day on which the Depositary receives such distribution on behalf of the holder of the applicable ADSs or Ordinary Shares. Depending on the amount of the dividend and the amount of the U.S. Holder’s tax basis in the applicable ADSs or Ordinary Shares, distributions will be taxed in the following manner: to the extent that distributions paid by us with respect to the underlying Ordinary Shares do not exceed our current and accumulated earnings and profits (“E&P”), as calculated for U.S. Federal income tax purposes, such distributions will be taxed as dividends. To the extent that distributions by us exceed our current and accumulated E&P, such distributions will be treated as a tax-free return of capital, by both individual and corporate U.S. Holders, to the extent of each such U.S. Holder’s basis in his, her or its ADSs or Ordinary Shares, and will reduce such U.S. Holder’s basis in the ADSs or Ordinary Shares (thereby increasing any gain or decreasing any loss on a disposition of the ADSs or Ordinary Shares). To the extent that distributions by us exceed the U.S. Holder’s basis in the ADSs or Ordinary Shares, each such individual or corporate U.S. Holder will be taxed as having recognized capital gain of such excess amounts on the sale or disposition of the ADSs or Ordinary Shares in the amount of such excess (see “Taxation of Sale or Other Disposition”, below).

Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (“PFIC”) (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the Shares or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15.0% (the “Reduced Rate”) if such dividends represent “qualified dividend income.” Dividends paid on the ADSs and Ordinary Shares will be treated as qualified dividend income if (i) we are eligible for the benefits of the United States-Mexico income tax treaty or the ADSs and Ordinary Shares are readily tradable on an established securities market in the United States, (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC and (iii) certain holding period requirements are met. We expect to be eligible for the benefits of the United States-Mexico income tax treaty. We believe that we are not, and will not become, a PFIC. In addition, under current guidance recently issued by the Internal Revenue Service (“IRS”), the ADSs also qualify as readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. As a result, dividends paid prior to January 1, 2013 to individual U.S. Holders of ADSs and Ordinary Shares will generally constitute qualified dividend income for U.S. Federal income tax purposes and will be taxable at the Reduced Rate, provided that certain holding period and other requirements are satisfied.

There can be no assurance, that we will not be classified as a PFIC in the future. Thus, there can be no assurance that our dividends will continue to be eligible for the Reduced Rate. Moreover, it is unclear whether the Reduced Rate will be repealed or extended prior to January 1, 2013 or, in the absence of legislative action, whether it will expire on such date. Special rules apply for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. U.S. Holders of ADSs or Ordinary Shares are urged to consult their own tax advisors regarding the availability of the Reduced Rate and the related restrictions and special rules.

Because we are not a U.S. corporation, dividends paid by us will not be eligible for the dividends received deduction generally allowable to corporations under the Code.

We anticipate that any cash distributions on the ADSs and Ordinary Shares will be made in Pesos, and any dividends so paid generally will be included in a U.S. Holder’s gross income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day you or the Depositary, as applicable, receives the dividend. It is expected that the ADS Depositary will, in the ordinary course, convert Pesos received by it as distributions into U.S. Dollars. To the extent that the Depositary does not convert the Pesos into U.S. Dollars at the time that such U.S. Holder is required to take the distribution into gross income for U.S. Federal income tax purposes, such U.S. Holder may recognize foreign exchange gain or loss, taxable as ordinary income or loss, on the later conversion of the Pesos into U.S. Dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Pesos are actually converted and the “spot” exchange rate in effect at the time the distribution is taken into account. Any foreign currency gain or loss will generally be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Pesos received which are converted to U.S. dollars on a date subsequent to receipt.

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

Accrual basis U.S. Holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. Accrual basis U.S. Holders who do not elect to be treated as cash basis taxpayers (pursuant to the U.S. Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. Federal income tax purposes because of differences between the U.S. Dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of ADSs or Ordinary Shares, as applicable, and the date of payment. Any such foreign currency gain or loss generally will constitute a gain or loss from sources within the U.S. and generally will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized on the sale or other taxable disposition of ADS or Ordinary Shares, as applicable.

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

Passive Foreign Investment Company Considerations. We believe that we are not currently, and we do not expect to become, a PFIC for U.S. Federal income tax purposes. Because this determination is made annually at the end of each of our taxable years and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC for U.S. Federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is “passive income” or (b) at least 50% of the average value of its assets during the taxable year is attributable to assets that produce passive income or are held for the production of passive income. If a U.S. Holder owns our ADSs or Ordinary Shares at a time when we become a PFIC and is not eligible to make or does not make certain elections with respect to our ADSs or Ordinary Shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of such shares at a gain, whether or not we continue to be a PFIC. In addition, if we become a PFIC all U.S. Holders would be required to file an annual report with respect to their ADSs or Ordinary Shares.

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

As a foreign private issuer, we are not required to furnish proxy statements to holders of our ADSs in the United States.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

The Group is subject to certain market risks due to interest rate and exchange rate fluctuations as well as variations in the market value of its investments.

Throughout the normal course of its operations, the Group applies the established policies and procedures in order to mitigate its exposure to these fluctuations through the use of various financial instruments.

Interest Rate Risk

The interest rate fluctuations affect the fair value of the assets and liabilities that are subject to fixed interest rates as well the future cash flows of the portion of the debt that is subject to variable interest rates.

The purpose of managing the interest rates is to balance the debt structure in order to minimize the cost of the debt in the long term. Depending on the Group’s estimations and its debt structure objectives, it manages its interest rate risks considering the available financing rates in the market by entering into hedging transactions, through the use of derivative contracts that mitigate these risks.

In terms of the portion of our debt that is subject to interest rate risk, as of December 31, 2011, 96% of this financial debt was subject to fixed interest rates and the remaining 4% to variable interest rates.

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

The exchange rate risks that we face are primarily the result of the recognition of the investments made by our foreign affiliates, whose effects are related to the variation in their total value with respect to the original currency and which directly impacts the Group’s net profit.

The Group, therefore, enters into derivative contracts that enable it to protect against variations in the exchange rate of its assets and liabilities. These contracts are renewed periodically, depending on the hedging needs of each one.

As of December 31, 2011, the Company’s derivative instruments included:

Firmly committed transactions
(In thousands of Mexican pesos)

	Expected Maturity Date
Type of Contract	2012	2013	Thereafter	Total	Fair Value

Forward purchase contracts (CLP)	-	1,394,594	-	1,394,594	1,321,620
Forward purchase contracts ($US)	1,095	-	-	1,095	1,195
Forward purchase contracts (CLP)	330,869	-	-	330,869	330,405
Forward sales contracts ($US)	24,529	-	-	24,529	22,090
Forward purchase contracts ($US)	11,399	-	-	11,399	12.013

As of December 31, 2011, FASA, one of our main foreign subsidiaries, registered a positive effect on net profit of Ps. 14, 647 as Other Income.

Forward Exchange Agreements
(In thousands of Mexican pesos)

	Expected Maturity Date
Type of Contract	2012	2013	Thereafter	Total	Fair Value

Contract CLP$51,775 million-Avg interest rate 2.6%	-	1,394,594	-	1,394,594	1,321,620
Contract CLP$40 million – Avg interest rate 8.3%	1,095	-	-	1,095	1,195
Contract CLP$12,278 million – Avg interest rate 0.4%	330,869	-	-	330,869	330,405
Contract Ps. 11.3 million – Avg interest rate 5%	11,399	-	-	11,399	12,013

Liquidity Risk

Our Group, through its subsidiary, Farmacias Ahumada, S.A., uses long-term financing in order to maintain a financial structure that is in line with the liquidity of its assets and in which the due dates are compatible with its cash flow.

On-Balance Sheet Financial Instruments
(In thousands of Mexican pesos)

	Expected Maturity Date
Fixed Rate	2012	2013	2014	2015	Thereafter	Total	Fair Value

Bonds CLP$85,603 million-Avg interest rate 5.11%	312,729	341,870	372,098	360,454	920,104	2,307,255	1,980,914
Loans CLP$9,174 million – Avg interest rate 7.14%	-	83,008	50,602	50,993	62,612	247,215	247,215

Item 12.	Description of Securities Other than Equity Securities

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

The Bank of New York Mellon, or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any services for which a fee is assessed until the applicable fee has been paid. Our depositary’s main office is located at: One Wall Street, New York, NY 10286 and their ADR office is located at: 101 Barclay Street, New York, New York 10286.

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

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2011, this amount was $117,222.00 after taxes.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Administrative Officer and Comptroller) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, such officers have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and (ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief administrative officer and comptroller, as appropriate to allow timely decisions regarding required disclosure.

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

                                (d) Changes to Internal Control over Financial Reporting and Remediation Activities

Our management team has continued working to address and correct the deficiencies that aggregated into a material weakness and that are identified in management’s report on internal control over financial reporting. We have identified that our subsidiary CSB Drogarias, S.A., has not maintained adequate accounting records in connection with the caption inventories for the period January 1 through December 31, 2011. Furthermore, there is a lack of controls related to assessing certain contingencies.

The Company, at the holding company level, is also reviewing and will revise, if necessary, its internal controls over financial reporting to ensure that it is in a position to react promptly to deficiencies that may arise in the future as a result of integrating an acquired entity. Management, in connection with Drogasmil, is also taking certain steps to improve IT systems, accounting systems, train accounting personnel, revise and implement additional accounting and internal control processes and procedures at Drogasmil.

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

At our annual ordinary shareholders’ meeting held on April 27, 2012, our shareholders ratified the following individuals as members of the Audit Committee: Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río. Our Board of Directors has ratified Mr. Julio Madrazo García as Chairman of the audit committee. Our Board of Directors determined that Mr. Julio Madrazo García, Mr. Gabriel Alarcón Velázquez and Mr. Juan Carlos Peralta del Río are “financial experts” in accordance with the Mexican Securities Market Law and the Mexican Stock Exchange. We believe that Mr. Gabriel Alarcón Velázquez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

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

Item 16C.	Principal Accountant Fees and Services

	For the year ended December 31,
	2010	2011
	(Ps. Millions)
Audit Fees	9.8	15.4
Audit-Related Fees	0.5	0.7
Tax-Related Fees
Other Fees
Total	10.3	16.1

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

KPMG Auditores Consultores, Ltda (“KPMG Chile”) was previously the principal accountants for Farmacias Ahumada, S.A. and its subsidiaries, or FASA, a Chilean wholly-owned significant subsidiary acquired by the Group in October 2010. On April 29, 2011, that firm was dismissed effective January 1, 2011 and Grant Thornton Chile was engaged as principal accountants of FASA. The decision to change accountants was approved by our Board of Directors and at the General Annual Shareholders Meeting held on April 29, 2011.

Since the acquisition of FASA by the Group on October 3, 2010, and the subsequent interim period through April 29, 2011, there were no (1) disagreements with KPMG Chile on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit report of KPMG Chile on the consolidated financial statements of FASA as of December 31, 2010 and 2009 and for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009 did not contain any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except that in their audit report dated June 30, 2011, they expressed a qualified opinion on FASA’s consolidated financial statements due to the omission of the comparative financial statements and related notes as required by Mexican Financial Reporting Standards.

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

NYSE Standards	Our Corporate Governance Practice

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

Item 16H.	Mine Safety. (Dodd-Frank 1503)
Not applicable

PART III

Item 17.	Financial Statements

We are furnishing financial statements pursuant to the instructions to Item 18 of Form 20-F.

Item 18.	Financial Statements

The following financial statements, together with the report of Salles Sáinz-Grant Thornton, S.C. thereon, are filed as part of this Annual Report.

All supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in our audited consolidated financial statements or the notes thereto.

Item 19.	Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Bylaws (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-12632) filed on July 15, 2009).

4.1	Copy of the translation of the credit facility agreement entered into by the Company, as borrower, with HSBC México and Banco Mercantil del Norte, as lenders, dated August 30, 2010.*

Exhibit Number	Description of Exhibits

4.2
Summary of the amended and restated credit facility agreement entered into by the Company, as borrower, with HSBC México and Banco Mercantil del Norte, as lenders and HSBC México and HSBC Chile as collateral agents , dated August 10, 2011.*

4.3
Summary of the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and second beneficiaries, with the Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.*

4.4
Summary of the amendment to the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as beneficiaries and The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.*

4.5	Summary of the non-possessory pledge agreement entered into by the Company as pledgor, with HSBC México as pledgee.*

4.6
Summary of the amendment to the non-possessory pledge agreement entered into by and between Casa Saba, S.A. de C.V.as pledgor and HSBC México, S.A., Institución de Banca Múltiple, GrupoFinanciero HSBC, trust division, in its capacity of Mexican Collateral Agent as pledgee.*

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Administrative Officer and Comptroller of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1
Certification of the Principal Executive and Administrative Officer and Comptroller of Grupo Casa Saba, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

SIGNATURE

GRUPO CASA SABA, S.A.B. DE C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2012	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Grupo Casa Saba, S.A.B. de C.V.

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management has identified a material weakness in our internal control over financial reporting for the period ending December 31, 2011.

We have identified that our subsidiary CSB Drogarias, S.A., has not maintained adequate accounting records in connection with the caption inventories for the period January 1 through December 31, 2011.  Furthermore, there is a lack of controls related to assessing certain contingencies.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-2 of Item 18.

By: /s/ Gabriel Saba D’jamus	By: /s/ Juan Roberto Juárez Gutiérrez

Name: Gabriel Saba D’jamus	Name: Juan Roberto Juárez Gutiérrez
Title: Chief Executive Officer	Title: Chief Administrative Officer and Comptroller

April 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders

Grupo Casa Saba, S.A.B. de C.V.:

We have audited Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Management’s Report).  Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

The Group’s subsidiary CSB Drogarias, S.A., a Brazilian company, has not maintained adequate accounting records in connection with the caption inventories for the period January 1 through December 31, 2011. Moreover, the Brazilian subsidiary lacks control related to assessing certain contingencies. Preparation of subsidiary financial statements is required for the accurate preparation of consolidated financial statements in conformity with financial reporting standards applicable to Mexico and accounting principles generally accepted in the United States of America.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries has not maintained, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico, the consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. Our report dated May 15, 2012 expressed a qualified opinion on those consolidated financial statements for 2011 due to limitation on the scope of our engagement as discussed in that report.

Salles Sainz-Grant Thornton, S.C.

Mexico City, Mexico
May 15, 2012

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (collectively the Group) as of December 31, 2011 and 2010 (restated), and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the consolidated financial statements of Farmacias Ahumada, S.A. and Subsidiaries (FASA) as of December 31, 2010, and for the period from October 3 to December 31, 2010, except that we audited the adjustments for the correction of errors described in Note 3 a) to the consolidated financial statements.  Those statements were audited, before the effects of the adjustments for the correction of the errors described in Note 3 a), by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for FASA, was based solely on the report of the other auditors.  FASA is a Chilean subsidiary acquired on October 3, 2010, which statements reflect total assets and revenues constituting 31 percent and 13 percent, respectively, of the related consolidated totals as of December 31, 2010.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Mexico.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of the other auditors referred to in the first paragraph provide a reasonable basis for our opinion.

At December 31, 2011, the Brazilian subsidiary CSB Drogarias, S.A. (Drogarias) lacked adequate accounting records in connection with the inventories balance in the amount of Ps. 76,000 (thousands of Mexican pesos).  We were not able to audit the reasonableness of this value through the use of additional alternative procedures.  In addition, Drogarias had certain contingencies that might result in present obligations that have not been properly quantified, as discussed in Note 20 l) to the financial statements.

In our opinion, based on our audits and the report of the other auditors, except for the effect of such adjustments, if any, as might have been determined to be necessary had we been able to audit the inventories balance as of December 31, 2011 and certain contingencies as mentioned above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, in conformity with financial reporting standards applicable in Mexico.

We also have audited the adjustments described in Note 3 a) to the accompanying consolidated of the Group financial statements that were applied to restate the 2010 consolidated financial statements of FASA and its applicable period in that year, as well as its impact on prior periods to correct certain accounting error of FASA. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2010 consolidated financial statements of FASA other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on those 2010 financial statements taken as a whole.

Mexican Financial Reporting Standards (Mexican FRS) vary in certain material respects to accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2011 and consolidated stockholders’ equity as of December 31, 2011 and 2010 from Mexican FRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States of America, are set forth in Notes 22 and 23.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2012 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Salles, Sainz-Grant Thornton, S.C.

Mexico City, Mexico
May 15, 2012

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		AS OF DECEMBER 31,				Convenience translation			AS OF DECEMBER 31,				Convenience translation
	Notes	2011		2010 (Restated)		2011		Notes	2011		2010 (Restated)		2011

CURRENT ASSETS:							CURRENT LIABILITIES:

Cash and cash equivalents	(3.g)	Ps.	2,310,401	Ps.	1,235,679	$165,280	Short-term debt including current maturity of long-term debt	(12)	Ps.	3,050,826	Ps.	9,195,340	$218,248
							Trade accounts payable			8,848,790		9,288,781	633,020
Trade receivables less allowance for doubtful accounts	(3.k and 4)		5,381,006		6,920,413	384,943	Other payables and accrued liabilities	(13)		2,843,067		2,573,111	203,386
Other accounts receivable	(5)		2,481,587		1,387,026	177,526	Current assets of discontinued operations	(1.c)		473,663		608,671	33,885
Inventories, net	(3.l and 6)		8,704,979		8,526,201	622,732
Other current assets	(3.h and 7)		212,057		167,313	15,170	Total current liabilities			15,216,346		21,665,903	1,088,539
Current assets of discontinued operations			400,067		457,561	28,620

Total current assets			19,490,097		18,694,193	1,394,271	NONCURRENT LIABILITIES:
							Long - term debt	(12)		9,505,715		2,289,346	680,014
							Employee benefits	(3.q)		209,084		168,261	14,957
NONCURRENT ASSETS:							Other payables			54,355		105,744	3,888
Property and equipment, net	(3.m and 9)		3,406,855		3,534,551	243,718	Long-term liabilities of discontinued operations	(1.c)		792		609	57

							Total noncurrent liabilities			9,769,946		2,563,960	698,916
Investment in associates	(3.c)		55,180		51,177	3,947	Total liabilities			24,986,292		24,229,863	1,787,455

Other assets, net			192,456		224,688	13,768	STOCKHOLDERS' EQUITY:
							Controlling interest:
							Capital stock	(16)		1,123,764		1,123,764	80,391
							Premium on stock sold			869,878		869,878	62,229
Goodwill, intangible assets, and deferred charges, net	(3.n and 10)		8,239,864		8,128,244	589,459	Reserve for share repurchases	(16)		1,062,201		1,062,201	75,987
							Retained earnings			3,807,354		3,734,715	272,368
							Accumulated translation effect	(3.f)		88,829		140,895	6,355

Noncurrent assets of discontinued operations	(1.c)		709,607		679,858	50,763	Total controlling interest			6,952,026		6,931,453	497,330
							Noncontrolling interest			155,741		151,395	11,141
Total noncurrent assets			12,603,962		12,618,518	901,655
							Total stockholders' equity			7,107,767		7,082,848	508,471

Total assets		Ps.	32,094,059	Ps.	31,312,711	$2,295,926	Total liabilities and stockholders' equity		Ps.	32,094,059	Ps.	31,312,711	$2,295,926

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

			FOR THE YEARS ENDED DECEMBER 31,
	Notes		2011		2010 (Restated)		2009	Convenience translation 2011

Net sales	(3.v)	Ps.	46,568,226	Ps.	33,840,754	Ps.	29,791,657		$3,331,370
Cost of sales			37,794,007		29,312,963		26,565,802		2,703,685

Gross profit			8,774,219		4,527,791		3,225,855		627,685

Operating expenses:
Selling			1,336,641		1,242,468		937,907		95,620
Administrative			5,871,111		2,610,671		1,397,223		420,004
			7,207,752		3,853,139		2,335,130		515,624

Operating income			1,566,467		674,652		890,725		112,061

Other expenses, net	(1b)		132,400		97,131		136,307		9,472

Comprenensive gain or loss on financing, net:	(3.s)
Interest income			(57,031)		(199,394)		(5,076)		(4,080)
Interest expense			1,028,559		493,028		264,479		73,580
Exchange loss (gain), net			68,532		(31,394)		2,840		4,903
			1,040,060		262,240		262,243		74,403

Equity in income of associates	(3.c)		(6,162)		(2,900)				(441)

Income before tax on earnings			400,169		318,181		492,175		28,627

Provisions for income tax	(3.r and 14)		312,434		48,255		211,897		22,351

Income before discontinued operations			87,735		269,926		280,278		6,276

Discontinued operations			10,750		(144)				769

Consolidated net income		Ps.	76,985	Ps.	270,070	Ps.	280,278	Ps.	5,507

Controlling interest net income		Ps.	72,639	Ps.	276,934	Ps.	280,278		$5,196
Noncontrolling interest net income			4,346		(6,864)				311

Consolidated net income		Ps.	76,985	Ps.	270,070	Ps.	280,278		$5,507

Net earnings per share of continuing operations	(3.u)	Ps.	0.331	Ps.	1.017	Ps.	1.056

Net earnings per share of discontinued operations	(3.u)	Ps.	0.041	Ps.	(0.000)

Weighted average shares
outstanding (in thousands)			265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders' equity
for the years ended December 31, 2011, 2010 and 2009
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	Capital stock
	Historical		Restatement		Premium on stock sold		Reserve for share repurchases		Retained earnings		Accumulated translation effect		Total controlling interest		Noncontrolling interest		Total Stockholders' equity

Balances as of January 1, 2009	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,481,122	Ps.	72,796	Ps.	6,609,761	Ps.		Ps.	6,609,761

Dividends paid (Note 16.c)										(170,000)				(170,000)				(170,000)

New financial reporting
standard adopted FRS 18 (Note 3.r)										(133,619)				(133,619)				(133,619)

Effect of translation of foreign subsidiaries (3.f)												64,789		64,789				64,789

Net income										280,278				280,278				280,278

Comprehensive income (Note 3.t)										146,659		64,789		211,448				211,448

Balances as of December 31, 2009		167,903		955,861		869,878		1,062,201		3,457,781		137,585		6,651,209				6,651,209

Effect of translation of foreign subsidiaries (3.f)												3,310		3,310				3,310

Net income										276,934				276,934		(6,864)		270,070

Comprehensive income (Note 3.t)										276,934		3,310		280,244		(6,864)		273,380

Changes in noncontrolling interest																158,259		158,259

Balances as of December 31, 2010		167,903		955,861		869,878		1,062,201		3,734,715		140,895		6,931,453		151,395		7,082,848

Effect of translation of foreign subsidiaries (3.f)												(52,066)		(52,066)				(52,066)

Net income										72,639				72,639		4,346		76,985

Comprehensive income (Note 3.t)										72,639		(52,066)		20,573		4,346		24,919

Balances as of December 31, 2011	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,807,354	Ps.	88,829	Ps.	6,952,026	Ps.	155,741	Ps.	7,107,767

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of cash flows
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	FOR THE YEARS ENDED DECEMBER 31,
							Convenience
	2011		2010 (Restated)		2009		translation 2011

OPERATING ACTIVITIES:
Income before tax on earnings	Ps.	400,169	Ps.	318,181	Ps.	492,175	$28,627

Discontinued operations		10,750		(144)			769

Income before taxes on earnings of continuing operations		389,419		318,325		492,175	27,858

Items relating to investing activities:
Depreciation and amortization		449,435		191,005		108,659	32,151
Interest earned		(57,031)		(199,528)		(5,076)	(4,080)
Loss on sale of property and equipment		(26,634)		28,174		14,938	(1,905)
Impairment loss		134,882				210,000	9,649
Equity in income of associates		(6,162)		(2,900)			(441)
Items relating to financing activities :
Interest expense		1,028,559		493,430		264,479	73,580
Provision for employee benefits		52,119		45,765		31,468	3,728
Allowance for doubtful accounts		274,522		290,111		126,980	19,639

		2,239,109		1,164,382		1,243,623	160,179

Adjustments due to changes in:
Accounts receivable		1,264,885		(1,591,035)		(133,220)	91,140
Other accounts receivable		(1,094,561)		(3,224)		(197,315)	(78,302)
Inventories		(178,778)		(1,156,986)		26,559	(12,789)
Other current assets		12,750		333,775		2,358	912
Trade accounts payable		(439,991)		575,990		(829,250)	(31,476)
Other payables and accrued liabilities		(489,920)		993,947		(14,668)	(35,048)
Deferred income tax		312,434		(337,671)		(343,737)	22,351
Other payables		(51,206)		472,178		1,547	(3,663)

Net cash flow provided by (used in) operating activities		1,574,722		451,356		(244,103)	112,651

INVESTING ACTIVITIES:
Property and equipment		247,370		(55,135)		(31,603)	17,696
Investment in associates		(2,159)		1,509			(154)
Other assets		(32,232)		40,355		(107,549)	(2,306)
Acquisition of business				5,914,728
Goodwill, intangible assets and deferred charges		323,986		173,490		(296,983)	23,177
Interest earned		(57,031)		(199,528)		5,076	(4,080)
Net cash flow used in (provided by) investing activities		479,934		5,875,419		(431,059)	34,333

FINANCING ACTIVITIES:
Short-term and long-term of debt		1,071,855		6,531,824		1,050,649	76,678
Employee benefits		(11,296)		(46,223)		(25,435)	(808)
Interest paid		(1,028,559)		(493,430)		(257,182)	(73,580)
Dividends paid						(170,000)
Net cash flow provided by financing activities		32,000		5,992,171		598,032	2,290

Effect of changes in cash value		(52,066)		3,310		140,130	(3,725)

Increase in cash and cash equivalents		1,074,722		571,418		63,000	76,883
Cash and cash equivalents at beninning of year		1,235,679		664,261		601,261	88,397
Cash and cash equivalents at end of year	Ps.	2,310,401	Ps.	1,235,679	Ps.	664,261	$165,280

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011, 2010 AND 2009
(AMOUNTS STATED IN THOUSANDS OF MEXICAN PESOS (PS.) AND THOUSANDS
OF U.S. DOLLARS ($), EXCEPT AS INDICATED OTHERWISE)

1.            Description of business:

Grupo Casa Saba, S.A.B. de C.V. is a Mexican controlling company, which mainly distributes pharmaceutical products, as well as health and beauty aids/other products, entertainment products (including magazines and books), food/non-perishable products through its operating subsidiaries (grouped in controlling subsidiaries directly or indirectly).  The Group, as an economic unit, distributes these product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico, Brasil and, effective 2010, Chile and Peru.

The shares of Grupo Casa Saba, S.A.B. de C.V. are listed on the Mexican Stock Exchange as Ordinary Shares, as well as on the New York Stock Exchange as American Depositary Shares (ADS).  Each ADS represents ten Ordinary Shares.

When the terms “the Company” or “the Holding Company” are used in the notes to the financial statements, they refer to Grupo Casa Saba, S.A.B. de C.V. without its consolidated subsidiaries.  When the term “the Group” is used, it refers to Grupo Casa Saba, S.A.B. de C.V. together with its consolidated subsidiaries.  When it is deemed relevant, certain amounts presented in the notes to the financial statements include a translation into Mexican peso.  These translations should not be construed as a representation that the amount in Mexican pesos actually represents or could be converted at the exchange rates used.

The individual and consolidated financial statements and their pertinent notes were authorized to be issued by the Board of Directors on April 26, 2012, and they were submitted for approval of the next Stockholders’ Meeting on April 27, 2012.  The stockholders have the power to amend the financial statements subsequently issued, as provided for in the General Corporate Law and the Company’s bylaws.

Main subsidiaries and associates
The Company holds the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2011	2010
Domestic subsidiaries:
Direct interest
Casa Saba, S.A de C.V.	(Casa Saba)	48.21%	48.21%
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V.	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación Sports Clinic, S.A. de C.V.	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%

		Economic Interest
		(Direct or indirect)
		2011	2010

Controladora Casa Saba, S.A. de C.V.	(Controladora Casa Saba)	99.9%	99.9%
Real estates and other service companies	(23 subsidiaries)	99.9%	99.9%

Indirect interest
Casa Saba		51.79%	51.79%
Distribuidora Drogueros, S.A. de C.V.	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V.	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V.	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V.	(Secodro)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa)	99.9%	99.9%
Other service companies	(2 subsidiaries)	99.9%	99.9%

Foreign subsidiaries:
Casa Saba Brasil Holdings Ltda. (Brasil *)	(CS Brasil)	100.0%	100.0%
Farmacias Ahumada, S.A. (Chile **)	(FASA)	97.8%	97.8%

Associates:
Lomas Sports Clinic Ambulatorias, S.A. de C.V.		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.		47.0%	47.0%
Resonancia Sports Clinic, S.A. de C.V.		49.9%	49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V.		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V.		49.6%	49.6%
Inmobiliaria Avantuen, S.A. (***)		49.0%	49.0%
Inmobiliaria Faster (***)		49.0%	49.0%

(*)          CS Brasil holds 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. in Brasil (CSB Drogarias).

(**)       FASA is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010.  FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance (SVC-Spanish acronym) of Chile, and it trades its shares on the Chilean securities market.  FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S. A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda.  In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S. A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C.V. and three subsidiaries.  Farmacias Benavides is a company listed on the Bolsa Mexicana de Valores.

(***)     Associates with shareholdings held by FASA
During 2011 and 2010, the Company’s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations.  Management constantly reviews its strategies to adapt to any economic changes that may arise.

a)           Through an assignment agreement of documents pending collection dated November 30, 2010, the subsidiaries Casa Saba and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 488,441 and Ps. 30,994, respectively.  The sales price amounted to Ps. 340,444 and Ps. 20,188, respectively.

b)           Through a stock purchase and sale promise agreement dated May 17, 2010, amended by private instruments of June 16 and August 9, 2010, the Company bound itself to acquire 97.8 percent of the shares issued and outstanding representative of the capital stock of FASA through a Public Offering of Acquisition and Control.  The Company obtained control thereof effective October 3, 2010.  The acquisition was carried out through Controladora Casa Saba, which operates mainly as a controlling company of companies that sell pharmaceutical products through retail pharmacies.  The agreed upon sales price amounted to $240,870,791 thousand of Chilean pesos (approximately Ps. 6,201,240, approximately).

At the acquisition date, the Company recorded the purchase price allocation based on the estimated fair value of the net assets identified and noncontrolling interest in the business acquired, in accordance with Mexican FRS B-7, “Business acquisitions” (FRS B-7), which recognizes the “purchase method” as the sole valuation standard.  As a result, the Company determined certain identifiable intangible assets related to trademarks that will generate expected future economic benefits that will be controlled by the Company.  Management considers that the value of those intangible assets is included in the fair value of the transaction, which had not been recognized by FASA since it was not permitted by accounting standards.  Those assets with indefinite economically useful lives were valued by independent experts, which amounted to approximately Ps. 3,971,000, (Note 10).  Therefore, an excess of the cost of acquisition over the estimated fair value of the net assets acquired and the noncontrolling interest was determined preliminary in the amount of Ps. 2,590,378 (Note 10), which represents the amount of unidentifiable or inseparable intangible assets, in accordance with the accounting standard referred to above.

Subsequent to the acquisition of FASA, new information was uncovered that assisted management in determining that various events and circumstances exist at the acquisition date that represented an adjustment to the amounts of the acquired net assets and noncontrolling interest and, therefore, an amendment to the goodwill preliminarily recorded.  Accordingly, during the “allocation period”, Management determined various liabilities incurred, as well as the impairment of some long-lived assets at the date of completion of the business acquisition in the amount of Ps. 114,239.  Consequently, the goodwill that emerged in this acquisition finally amounted to Ps. 2,704,617.  Adjustments were recognized retrospectively at the acquisition date, in conformity with Mexican FRS B-1, “Accounting changes and error corrections”.  Therefore, the final allocation of purchase price of FASA at the acquisition date of September 30, 2010 was as follows:

	FASA September 30, 2010
Current asset	Ps.	4,214,275
Property and equipment		2,361,306
Deferred charges		443,123
Other assets		206,041
Intangible assets (trademarks)		3,971,000
Goodwill		2,704,617
Total acquired assets	Ps.	13,900,362

Current liability	Ps.	5,112,369
Noncurrent liability		2,447,256
Total assumed liabilities	Ps.	7,559,625

As a result of this acquisition, the consolidated financial statements of the Company at December 31, 2011 and 2010 include the balance sheet of FASA at those dates, as well as its results of operations as of the date on which the Company took control over FASA.  At December 31, 2010, the audited consolidated balance sheet of FASA and its subsidiaries, which includes the adjustments discussed in Note 3 a) to restate the 2010 audited financial statements, reflected the following condensed financial information, translated in accordance with Mexican FRS.

	December 31, 2010
Current assets	Ps.	4,954,691
Property and equipment, net		2,135,057
Deferred charges		279,830
Other assets		577,833
Intangible assets		1,836,709
Total assets	Ps.	9,784,120

Current liability	Ps.	5,985,221
Noncurrent liability		2,370,489
Stockholders’s equity		1,428,410
Total liabilities and stockholders’s equity	Ps.	9,784,120

The condensed results of operations of FASA from the acquisition date to December 31, 2010, translated in accordance with Mexican FRS were as follows:

	Amounts

Net sales	Ps.	4,280,919
Operating income		83,763
Loss before taxes on earnings		(125,351)
Net loss		(125,578)

The acquisition of FASA is a strategy of the Company to invest in the pharmaceutical product distribution industry through retailers.  FASA sells personal care and hygiene products, beauty products, products for babies, and photography developing services, among other products and services.  FASA operates in Chile, Mexico, and Peru through Farmacias Ahumada, S. A., Farmacias Benavides, S.A.B. de C. V., and Farmacias Peruanas, S.A., respectively.

Proforma condensed financial information of results (unaudited)
In accordance with Mexican FRS, the Group presents pro forma condensed statements of income at December 31, 2010, whereby the acquisition of FASA goes into effect as if it had occurred on January 1, 2010.  This is based on the information available which is considered reasonable.  The pro forma financial information presented is not a reflection of the results that would have been obtained if the transactions had occurred effectively at the beginning of the year, and it should not be construed as representative of future results.

	2010
	Grupo Casa Saba	Farmacias Ahumada	Grupo Casa Saba Proforma
Net sales	Ps. 28,933,851	Ps. 19,874,248	Ps. 48,808,099
Cost of sales	25,395,827	14,957,202	40,353,029
Operating expenses	2,937,189	4,671,073	7,608,262
Other (income) expenses, net	(58,048)	125,505	67,457
Comprehensive gain or loss on financing, net	221,350	217,395	438,745
Equity on income of associates		(6,222)	(6,222)
Taxes on earnings	65,983	(44,140)	21,843
Net income (loss)	Ps 371,550	Ps. (46,565)	Ps. 324,985

c)            On January 12, 2012, the Company sold the total shares representative of the capital stock of Farmacias Peruanas, S.A. and Drogueria La Victoria, S.A.C. (jointly FASA Peru), which represented 100 percent of the shares issued and outstanding of those Companies.  The sale was made through FASA Investment, Ltda. and ABF Administradora de Beneficios Farmaceuticos, S.A.  The selling price amounted to USD $13,000,000 (equivalent to Ps. 181,723).  In addition, on January 12 and 13, 2012, the Company finalized the following agreements: (i) FASA transferred the patent rights of certain trademarks names, whose consideration amounted to USD $8,000,000 (equivalent to Ps. 111,830); and (ii) the entities of the Group assumed the obligation of not carrying out business activities related to the distribution of pharmaceutical products to the general public in Peru and Bolivia for a five year period, beginning January 20, 2012.  The consideration amounted to USD $29,500,000 (equivalent to Ps. 412,312).

In the determination of this significant sale, Management considered all qualitative and quantitative circumstances that encompass the business activity of FASA Peru.  Consequently, the assets and liabilities of FASA Peru are presented in the balance sheet at December 31, 2011 and 2010 as “discontinued operations” in current and noncurrent assets and liabilities, as the case may be.  Moreover, the operations of FASA Peru included in the statements of income for the periods extending from January 1 up to December 31, 2011 and from October 3 (acquisition date of FASA Peru) up to December 31, 2010 were reclassified to the line item “discontinued operations”.

The condensed information of the balance sheets of the discontinued operation of FASA Peru, was as follows:

	2011		2010
Current assets	Ps.	400,067	Ps.	457,561
Property and equipment, net		211,484		179,550
Other noncurrent assets		14,115		16,300
Goodwill		239,008		239,008
Trademarks		245,000		245,000
		709,607		679,858
Total assets of discontinued operation		1,109,674		1,137,419

Current liabilities		473,663		608,671
Long-term liabilities of discontinued opertions		792		609
Total liabilities of discontinued operation		474,455		608,280
Net assets of discontinued operation	Ps.	635,219	Ps.	528,139

The condensed information of the statements of income of the discontinued operation of FASA Peru for the year ended December 31, 2011 and the three months ended December 31, 2010, was as follows:

	2011		2010
Net sales	Ps.	1,561,833	Ps.	403,428
Cost of sales and operating expenses		1,564,315		393,482
Operating (loss) income		(2,482)		9,946
Other expenses		3,454		3,143
Comprehensive gain or loss on financing		6,348		786
Taxes on earnings		(1,534)		5,873
Net (loss) income	Ps.	(10,750)	Ps.	144

d)            In accordance with the “Accounts receivable assignment agreement for valuable consideration” dated December 31, 2011, Casa Saba sold certain collection rights applicable to legal entities generated during 2011 to Inversiones Turisticas Cancun, S.A. de C.V. at a face value in an amount of Ps. 626,079.  With this, Casa Saba transferred its control over accounts receivable, and there is neither a guarantee nor an obligation to reacquire those assets, nor is Casa Saba involved in any way that leads to retaining any risk or benefit associated with the assets transferred.  The transaction was documented with a promissory note due in one year.  The parties simultaneously entered into an “Administration and collection service contract” in order for Casa Saba to exercise those functions.

2.	Basis of presentation:

Except for the issues discussed in the attached auditors’ report, the accompanying financial statements have been prepared based on Mexican Financial Reporting Standards (Mexican FRS), in effect at the date of the financial statements, issued by the Mexican Board of Financial Reporting Standards (CINIF-Spanish acronym).  As explained in Note 21, these are the last consolidated financial statements of the Company prepared in accordance with Mexican FRS.  Effective January 1, 2012, the company adopted International Financial Reporting Standards (IFRS).  The company's transition date is January 1, 2011.

Certain accounting principles applied by the Group in accordance with Mexican FRS differ in certain material respects to U.S. GAAP, as discussed in Note 22.  A partial reconciliation of the consolidated net income and stockholders’ equity from Mexican FRS to U.S. GAAP is included in Note 23.  The most significant Mexican FRS followed by the Group is described in Note 3) below.

Convenience translation
The accompanying consolidated financial statements have been translated from Spanish into English for the convenience of readers outside of Mexico.  The consolidated financial statements are stated in Mexican pesos.  U.S. dollar amounts shown in the accompanying financial statements were calculated based on the amounts in Mexican pesos at December 31, 2011.  They have been included solely for the convenience of the reader and are translated from Mexican pesos as a matter of arithmetic computation only by using the rate of Ps. 13.9787 (pesos) per U.S. dollar as quoted by Banco de Mexico in the Official Daily Gazette at December 31, 2011.  The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or in the future could be translated into U.S. dollars at this or any other exchange rate.

3.           Significant accounting policies:

a)           Accounting error correction

As explained in Note 1 b) during fiscal 2011, Management determined various events or circumstances existing at the acquisition date of FASA, which required an adjustment to the recognized amounts of the acquisition.  As a result, the Company recorded certain liabilities incurred, as well as the impairment of some long-lived assets retroactively to the date of completion of the business acquisition in the amount of Ps. 114,239, in conformity with Mexican FRS B-1, “Accounting changes and error corrections”.

Changes for accounting error corrections that affected the consolidated financial statements retroactively are as follows:

Caption	Prior amount reported		Error correction		Adjusted amount
Other accounts receivable	Ps.	1,434,792	Ps.	(17,165)	Ps.	1,417,627
Property and equipment, net		3,726,889		(12,788)		3,714,101
Goodwill, intangible assets, and deferred charges, net		8,513,021		107,561		8,620,582
Other payables and accrued liabilities		2,797,003		56,448		2,853,451
Employee benefits		147,710		21,160		168,870

Mexican FRS, its interpretations (IMFRS) and Revisions, indicated below, issued by the Mexican Board for Research and Development of Financial Reporting Standards (“Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera” or “CINIF”) became effective for the years beginning on January 1, 2010, specifying, in each case, its prospective or retrospective application.

(i)	FRS C-1 “Cash and cash equivalents” - supersedes Bulletin C-1 “Cash” and became effective on January 1, 2010. The main changes compared to the Bulletin superseded buy it are as follows:

•	Requires the presentation, within the caption “Cash and cash equivalents” in the balance sheet, of restricted cash and cash equivalents.
•	The term “temporary demand investments” is replaced by “available on-demand investments.”
•	To be identified as available on-demand investment, the investments should be highly liquid (3 months starting from the acquisition date).
•
FRS C-1 includes the definition of the terms: acquisition cost, cash equivalents, restricted cash and cash equivalents; available demand investments, net realizable value, nominal value and fair value.

(ii)
Amendment of paragraph 3 of Bulletin C-3 “Accounts Receivable” - became effective on January 1, 2010 and its application is retrospective. It establishes that the net realizable value of long-term accounts receivable has to be quantified at its present value.

(iii)	Improvements to the 2010 FRS:

In December 2009, the Mexican Board for Research and Development of Financial Reporting Standards (CINIF) issued the document referred to as “2010 FRS Revisions” setting forth the following accounting changes:

•	FRS B-1 “Accounting changes and error corrections” - This adds financial statements disclosures in the event of an accounting change or the correction of an error,
•
FRS B-2 “Statement of Cash Flows” – Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. Additionally. the concept “Adjustment to cash flow from foreign exchange fluctuations and inflation levels” is changed to “Effects from cash value changes” which includes effects from translation. inflation. foreign exchange fluctuations and fair value of cash balances.

•
FRS B-7 “Business acquisitions” - It requires that in the acquisition of a business containing an operating lease as lessee. an intangible asset is recognized segregated when agreement conditions are favorable or a provision when such conditions are unfavorable.

•
FRS C-7 “Investments in associates and other long-term investments” - Capital contributions by the holding company to the associate that increase its equity percentage are to be recognized based on the net fair value of identifiable assets and liabilities. For that purpose. the valuation must be in proportion to the increase. The changes resulting from the application of this Revision are recognized prospectively beginning January 1. 2010.

As a result of the acquisition of Farmacias Ahumada S.A., Management determined some accounting errors to its consolidated financial statements in accordance with MFRS B-1. The retrospective effect was Ps,114,239 (pesos).

Therefore in accordance with MFRS B-1 (Accounting changes and error corrections), the financial statements has been restated at December 31, 2009 and 2010 respectively.

The error accounting changes to the consolidated financial statements affecting retrospective to Farmacias Ahumada S,A and subsidiaries at December 31,2010 was as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivable (1)	585,729	(17,165)	568,564

Property, furniture and equipment, net (2)	2,327,395	(12,788)	2,314,607

Income taxes and employee profit sharing (3)	290,200	(6,678)	283,522

Suppliers (4)	3,056,018	5,474	3,061,492

Other accruals (5)	247,910	53,175	301,085

Employee benefits (6)	59,098	18,959	78,057

Retained earnings (7)	167,654	(114,239)	53,415

The error accounting changes consolidated financial statements effect retrospective to Farmacias Ahumada S,A and subsidiaries at October 3,2010 (Pro-form) was as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivable (1)	583,785	(17,165)	566,620

Property, furniture and equipment, net (2)	2,374,094	(12,788)	2,361,306

Income taxes and employee profit sharing (3)	282,423	(6,678)	275,745

Suppliers (4)	3,660,555	5,474	3,666,029

Other accruals (5)	366,769	53,175	419,944

Employee benefits (6)	58,781	18,959	77,740

Retained earnings (7)	269,133	(114,239)	154,894

The errors accounting changes consolidated financial statements effect retrospective to Farmacias Ahumada S,A and subsidiaries at December 31,2009 was as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivable (1)	312,366	(15,432)	296,934

Property, furniture and equipment, net (2)	2,523,591	(7,639)	2,515,952

Suppliers (4)	4,046,801	2,303	4,049,104

Other accruals (5)	79,716	43,536	123,252

Employee benefits (6)	70,303	18,959	89,262

Retained earnings (7)	325,023	(87,869)	237,154

The errors accounting changes consolidated financial statements effect retrospective to Farmacias Ahumada S,A and subsidiaries at October 3,2009 (Pro-form) was as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivable (1)	281,510	(15,432)	266,078

Property, furniture and equipment, net (2)	2,553,779	(7,639)	2,546,140

Suppliers (4)	3,289,976	2,303	3,292,279

Other accruals (5)	832,416	43,536	788,880

Employee benefits (6)	108,221	18,959	89,262

Retained earnings (7)	264,733	(87,869)	176,864

(1)	Due to changes at December 2008 on tax law, FASA will not recover the taxes paid on dividend from its subsidiaries in Mexico.

(2)
Farmacias Ahumada S,A recognized leasehold improvements as assets, In accordance with MFRS C-6 the company shouldn´t recognize these leasehold improvements as assets, because such improvements were expenses.

(3)	The Mexican subsidiary recognized income taxes related with the error calculate Employee Benefits.

(4)	Farmacias Benavides S,A,B de C,V Mexican subsidiary deduct from account payable the return goods amounts which were not accepted by the supplier

(5)
In accordance to MFRS C-9, the provisions should be recognize when present, legal or assumed obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated, The company register at December 31, 2009 and 2008 other Accruals as following (i) register of employee indemnizations; (ii) Expenses for completions fine coming from Peru subsidiary, In accordance with MFRS the adjustment does accomplish with the standards,

(6)	Farmacias Ahumada S,A, recognized an error on the estimation in employee benefits related with benefits retirement pensions,

(7)	All accounting error was recognized in Retained Earnings.

b)            Use of estimates

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

The most significant line items subject to the above mentioned estimates and assumptions apply mainly to the allowance for doubtful accounts, allowance for slow-moving inventories, financial instruments, property and equipment, investments in stock of subsidiaries and associates, intangibles assets and goodwill, certain provisions, labor obligations derived from defined benefits, taxes on earnings and valuation of contingencies.  Actual results may differ from these estimates and assumptions.

c)            Basis of consolidation

The accompanying financial statements are presented on a consolidated basis, which include those of the Company and all of its subsidiaries (held directly or through its controlling subsidiaries) in which the Company holds more than 50 percent of the common shares and/or has administrative control, as well as Special Purpose Entities.  Control exists when there is power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities.  The accounting consolidation is made from the date on which the subsidiaries are acquired, incorporated and/or the control is held up to the date when they are disposed of and/or at the fiscal year end of the last year reported.  For that purpose, the Company uses the subsidiaries’ audited financial statements, prepared in accordance with Mexican FRS.  The consolidated financial statements are prepared at the same date and for the same period.  All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

Investments in associates are initially recorded at acquisition cost.  They are subsequently valued by using the equity method when the Company has significant influence.  The Company uses audited financial statements of the associates for that purpose, prepared in accordance with Mexican FRS.  Consequently, the Company records in income the proportionate share of the gains or losses reported by the associates and in stockholders’ equity, the variations of the other stockholders’ equity accounts.  Significant influence is presumed to exist when equity ranges between 10 percent and 50 percent in public companies, and between 25 percent and 50 percent in non-public companies, unless it is proven that the Company has significant influence with a lower percentage.

At December 31, 2011 and 2010, the Company incorporated the entity named Sociedad Fondo de Inversion Privado Retail Chile into the accounting consolidation.  This entity exclusively invests in negotiable instruments of FASA or its FASA’s subsidiaries.

The Company does not recognize additional losses when its equity in losses in a subsidiary or associate exceeds its shareholdings, unless there are obligations or commitments that are legal or assumed by the Company.

d)           Statements of income and statements of cash flows

The accompanying statements of income present costs and expenses based on their function, which are presented in generic captions in connection with their contribution to the different levels of income or loss.  The cost of sales is separated from the other costs and expenses to present the level of gross profit.

The statements of cash flows, prepared under the indirect method in a non-inflationary economic environment, present the cash inflows and outflows of the period in nominal monetary units therefore, they exclude the inflation impact and the unrealized exchange rate fluctuation.

e)            Recognition of the impact of inflation on the financial information

i)             In accordance with Mexican FRS B-10, “Impact of Inflation” (FRS B-10), the financial statements that recognize the impact of inflation under “comprehensive method” are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment.  FRS B-10 recognizes two economic environments, one results in the recognition of the impact of inflation (inflation equal to or higher than 26 percent accumulated in the three annual prior years) and the other does not (inflation lower that percentage in the period referred to above).  The percentage of inflation of the year and accumulated inflation of the three annual prior years applicable in each country in which the Company operates, is as follows:

Country	Inflation 2011	Accumulated inflation	Type of economy
Mexico	3.8	15.4	Non-inflationary
Brazil	6.5	16.7	Non-inflationary
Chile	3.9	6.0	Non-inflationary
Peru	4.7	13.5	Non-inflationary

ii)            Pursuant to the foregoing, the Group has not recognized the impact of inflation effective January 1, 2008.  Consequently, the accompanying financial statements of income and cash flows are presented in nominal Mexican pesos.  Through December 31, 2007, the Group recognized the effect of restatement regardless of the level of inflation.  Toward that end, it applied the factor derived from the National Consumer Price Index (NCPI) published by the Banco de Mexico for domestic companies and, if applicable, the NCPI of the country of origin for those that operate abroad.  That effect is maintained in the financial statements of the last year reported.  Should the economic environment change to inflationary, the Group will retroactively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, in accordance with FRS B-10.

Through December 31, 2007, stockholders’ equity was restated based on the NCPI factor.  The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the 2007 fiscal year purchasing power of the currency.

f)            Translation of financial statements of foreign operations

The accounting records of the foreign subsidiaries and associates are maintained in the recording currency of the country where those entities are established.  Their financial statements are prepared in conformity with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).  Therefore, those financial statements are adjusted to Mexican FRS prior to their translation and accounting consolidation.  The translation is carried out in accordance with Mexican FRS B-15, “Foreign currency translation” (FRS B-15).  Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment, in accordance with FRS B-10.  Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operations operate in a non-inflationary economic environment and its functional currencies are the Brazilian real, Chilean peso and Peruvian peso.  Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at the year-end exchange rate published by Banco de Mexico, and, the stockholders’ equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period.  The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income.  Moreover, it is recycled to income at the date of its availability.  That line item includes, if applicable, foreign exchange fluctuations (subparagraph s) below).

At December 31, 2011 and 2010, the translation effect amounted to Ps. 88,829 and Ps. 140,895, respectively, net of income tax.  The year end and average exchange rates used in the translation process were as follows:

	2011		2010
Currency	Year end	Average	Year end	Average
Chilean peso	37.11	37.60	37.89	40.40
Brazilean real	7.47	7.46	7.42	7.19
Peruvian Soles	2.69	2.69	2.80	2.81

g)            Cash and cash equivalents

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

h)            Other current assets

Other current assets consist of: (i) payments for goods and services whose risks and benefits will be transferred to the Group in the following twelve months; (ii) fair value of the derivative financial instruments that mature in less than one year; (iii) prepaid expenses that consist mainly of rents, insurance, and surety bonds that are expensed when the services or benefits are received; and (iv) available-for-sale assets.

Effective 2011, the Group adopted retrospectively the new Mexican FRS C-5, “Prepaid expenses” that supersedes the Bulletin with the same name.  Accordingly, prepaid expenses are presented as a current asset when the period in which their benefits are expected to be obtained is equal to or less than one year.  Prepaid expenses for goods are presented in the short-term or long-term, depending on the classification of the item intended (e.g.: inventory or property and equipment).  That adoption had no impact on the consolidated financial statements.

i)             Financial instruments

The carrying value of all financial assets and financial liabilities that is derived from any type of financial instrument is assessed at its estimated fair value and it is recognized in the balance sheet.  The valuation effect, as well as costs and returns generated by financial instruments, form part of the comprehensive gain or loss on financing when incurred or earned.

At December 31, 2011 and 2010, the carrying value of financial instruments (cash, receivables, other accounts receivable, trade accounts payable, other payables and accrued liabilities, as well as short-term debt) approximates their estimated fair value due to their short-term nature.  The valuation of the long-term debt incurred through bank loans and market bonds considers estimated values for financial instruments with similar terms and due dates existing on the market, which accrue variable financing rates in effect on the market.

j)             Derivative financial instruments

These transactions are contracted to significantly hedge the associated risks with changes in interest rate, exchange rate or inflation.  The designation of hedges is documented by describing the strategy and objective of management of risks, hedged risks, identification of the hedged primary position, its accounting recognition, and how its effectiveness is measured.  Management estimates that the changes in cash flows of the derivative financial instrument maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge.

The assets and liabilities that apply to derivative financial instruments are presented in the balance sheet at their estimated fair value determined based on exchange rate quotes recognized on the market.  The effective portion of gains or losses on the cash flow hedging financial instrument is recognized temporarily in the comprehensive income account in stockholders’ equity, and it is subsequently reclassified to income as the amount of the hedge is exercised.

k)            Allowance for doubtful accounts

The allowance for doubtful accounts represents the Group’s estimate of the probable loss in all trade receivables by considering the historical trend of payment performance of customers and factors surrounding the specific credit risk.

l)             Inventories

Inventories are valued at the lower of acquisition cost or net realizable value.  During high inflationary periods, inventories are restated by using NCPI factors, by considering Mexican FRS B-10.  The Group analyzes its inventory balances to determine if any portion of their balance requires the need for an adjustment to the allowance or if it should be increased, due to the occurrence of adverse events such as physical damage, obsolescence, expiration, etc.  The cost of sales represents the inventories acquisition cost in a non-inflationary environment.

Effective 2011, the Group adopted retrospectively the new FRS C-4, “Inventories”.  This standard supersedes the Bulletin with the same name.  That adoption had no impact on the consolidated financial statements.

m)           Property and equipment

Property and equipment are initially recorded at acquisition cost.  During high inflationary periods, those assets are restated by using NCPI factors applicable to the country where those assets are established, in accordance with Mexican FRS B-10.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable NCPI factors.
Depreciation is calculated on the value of property and equipment restated when the economic environment is inflationary, as well as on the acquisition cost when the economic environment is not inflationary, in accordance with Mexican FRS B-10, by applying the straight-line method based on the remaining economic useful life thereof.  The carrying value of leasehold improvements are amortized on a straight-line method, in accordance with the period set forth in the agreement.

The Group periodically assesses the carrying value of long-lived tangible and intangible assets, including goodwill and permanent investments in associates, to establish whether significant adverse events, changes in the operating business environment and/or changes in expectations regarding operating income for each cash generating unit, indicate that the carrying value of those assets may not be recoverable, in accordance with Mexican Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15).  In such event, an impairment loss is determined by the excess of the carrying value of long-lived assets over the “value in use”, which consists of determining the net present value of estimated cash flows to which those assets relate.  The impairment loss, if any, is recorded as a charge to operations in “Other expenses, net” in the period when such an assessment is carried out, unless indications noted are of a temporary nature.  Mexican Bulletin allows the reversal of the recognition of impairment under certain circumstances.  At December 31, 2011 and 2010, Management determined that there were no impairment indications on the carrying value of property and equipment and investments in associates.

Property and equipment available-for-sale are included in “Other current assets” and assessed on the date on which the sales plan is approved at the lower of its net carrying value and its fair value, less associated sales costs.  Those assets are not subject to depreciation.

Effective 2011, the Group adopted retrospectively the new Mexican FRS C-6, “Property, plant and equipment” that supersedes Bulletin C-6, “Property, machinery and equipment”.  That adoption had no impact on the consolidated financial statements.

n)            Business acquisitions, intangible assets and goodwill

i)             Business acquisitions

The Company recognizes business acquisitions based on Mexican FRS B-7, “Business acquisitions” (FRS B-7).  Consequently: (i) the purchase method is used as the sole valuation standard by allocating the purchase price to the net assets acquired and the noncontolling interest based on their estimated fair value at the acquisition date;  (ii) intangible assets acquired are identified and recognized at its estimated fair value; (iii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment.  If applicable, the goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest, within the twelve months subsequent to the acquisition date; and (iv) valuation is performed at fair value with certain exceptions, in which case the pertinent Mexican IFRS is applied.  Acquisition and/or restructuring costs and expenses are expensed when incurred.

The Company recognizes the excess fair value of net assets acquired over the consideration paid as a bargain that is recognized by the acquiring entity by considering: (i) reduces the value of the assets of the business acquired until they are exhausted, and (ii) the remaining balance is recognized as a nonordinary gain at the acquisition date.

ii)             Intangible assets

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group.  Intangible assets are initially recorded at acquisition cost represented by cash or cash equivalents paid at their estimated fair value at acquisition date if they are from a business acquisition.  They are classified as definite lived or indefinite lived intangible assets, in accordance with the period in which benefits are expected to be received.  During high inflationary periods, those assets are restated by using NCPI factors applicable to the country where those assets are established.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable NCPI factors.

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

Intangible assets with an indefinite useful life

These intangible assets, including goodwill, are subject to periodic impairment tests, in the event of impairment indicators or at least once a year, by applying the “value in use” method of the cash generating units and taking into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified in accordance with Mexican Bulletin C-15 referred to above.  Toward that end, “perpetuity value” is applied which considers two stages: (i) the generation of excess of value in use of assets other than intangible assets with indefinite useful life and goodwill (“excess value in use”); and (ii) the recovery of carrying value of intangible assets and goodwill referred through perpetuity.  Perpetuity value results from “excess value in use” between projected periods, discounted at an appropriate discount rate.  Therefore, the impairment loss is generated by the excess of carrying value over perpetuity value referred to above.  If goodwill and another intangible asset with indefinite useful life are subject to impairment at the same time, the resulting loss is applied to goodwill first.

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

o)            Lease

Operating lease

This transaction is classified as an operating lease when the risks and benefits inherent to the ownership of the leased asset remain substantially with the lessor.  Total payments are charged to operating income for the period.

Capitalized lease

The capitalized lease is recognized when all the risks and benefits associated with the ownership of the assets are retained substantially.  Accordingly: (i) ownership of the asset is transferred to the Company upon termination of the term; (ii) the price for acquiring the asset upon termination of the term is deemed to be a bargain purchase option; (iii) the lease term covers the majority of the asset’s economic life; and (iv) the present value of the minimum lease payments substantially represents the fair value of the asset at the inception of the lease.  Financial leasing is capitalized at the inception of the lease at the lower of fair value of the property under the lease agreement or the present value of future minimum payments.

Obligations under financial leasing arrangements are included in other short or long-term payables.  The financial cost is expensed during the lease term.  The asset acquired is depreciated in accordance with the Company’s depreciation policies.

p)            Provisions, contingent assets and liabilities and commitments

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

q)            Employee benefits

i)            In accordance with Mexican FRS D-3, “Employee Benefits” (FRS D-3), the Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums, as well as severance benefits to employees for termination of the employment relationship (legal ordinary indemnifications) when they complete the employment relationship prior to the retirement age which is not associated to a restructuring event.  Costs are expensed as employees render their services.  Toward that end, actuarial computations are applied to the present value of labor obligations.  Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age.  Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked.  Severance benefits for termination of the employment relationship are granted by Law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the “projected unit credit method”.  Severance benefits which arise from restructuring causes should continue to follow the Mexican Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments”.

The Group has created a fund placed in an irrevocable trust with a financial institution to meet the labor obligations derived from defined benefits.  During 2010, the contributions to the fund amounted to Ps. 9,668.  In 2011, there were no any contributions.  Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market.  Those investments are valued at estimated fair value at the date of the financial statements.

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

	2011		2010
Labor liability
Accumulated benefit obligation	Ps.	230,939	Ps.	172,947
Additional benefit related to future compensation increases		179,681		203,336
Defined benefit obligation		410,620		376,283
Fair value of plan assets		80,119		96,323
Funded status		330,501		279,960
Unrecognized net transition obligation		(6,509)		(13,502)
Negative plan amendments		11,346		8,824
Unrecognized net loss		(126,254)		(107,021)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	209,084	Ps.	168,261

Net periodic cost
Service cost	Ps. 22,089		Ps. 17,716
Interest cost		27,432		25,938
Expected return on plan assets		(8,548)		(9,236)
Amortization of unrecognized net transition obligation		6,667		7,089
Amortization of plan amendments		(543)		(491)
Amortization of unrecognized net loss		5,022		4,749
Net periodic cost	Ps.	52,119	Ps.	45,765

Assumptions:
México
Discount rate		7.75%		7.80%
Salary increase rate		4.00%		4.50%
Return of plan assets		9.25%		9.80%
Chile
Discount rate		5.00%		8.00%
Salary increase rate		3.00%		4.00%
Return of plan assets		3.00%		9.00%

	2011		2010

Change in projected benefit obligation
Actual projected benefit obligation at beginning of year	Ps.	376,283	Ps.	307,367
Service cost		22,062		13,024
Interest cost		27,262		21,989
Actuarial loss		27,620		61,197
Benefits paid		(32,779)		(26,411)
Effect on curtailment on benefit obligation		(9,297)		(883)
Effect on settlement on benefit obligation		(531)
	Ps.	410,620	Ps.	376,283

Change in plan assets
Fair value of plan assets at beginning of year	Ps. 96,323		Ps. 96,698
Actual return on plan assets		8,548		3,314
Actuarial loss		(7,945)
Employer contributions				9,668
Early liquidation of obligations		(2,694)
Benefits paid		(14,113)		(13,357)
Fair value of plan assets at end of year	Ps.	80,119	Ps.	96,323

Funded status	Ps.	330,501	Ps.	279,960
Unrecognized net transition obligation		(6,509)		(13,502)
Negative amendments (unrecognized prior service cost)		11,346		8,824
Actuarial loss		(126,254)		(107,021)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognize	Ps.	209,084	Ps.	168,261

iii)           The Company has a liability for other retirement benefits in favor of eighteen workers of the subsidiary Farmacias Benavides in accordance with a specific plan established in January 1987, and in effect up to December 31, 2004.  No new beneficiaries of the Plan have been incorporated since that date.  The liability is recorded by considering assumptions as future permanence, discount rate, and interest rate, mortality, and future salary increases, determined by actuarial computations.  That liability will be liquidated in the medium-term.  At December 31, 2011 and 2010, the liability amounted to Ps. 28,856 and Ps. 29,854, respectively.

iv)           At December 31, 2011 and 2010, the amount of the direct short-term benefit due to compensated absences (vacations, sickness, provisional disability, maternity leave, etc.), cumulative and non-cumulative, was recorded.

v)            For Mexican FRS D-3 purposes, the unrecognized net transition obligation, unrecognized prior service cost, and  accrued net actuarial gain/loss at December 31, 2007, should be amortized to the income statement over a maximum period of five years, while the actuarial results generated as of January 1, 2008, are amortized over the employees’ estimated active service lives following the “corridor method”, which requires the actuarial gains and losses in excess of the range between the higher of 10 percent of the plan assets and 10 percent of the defined benefits obligation balance be: (i) amortized to operating income during the remaining labor life of employees who will receive the benefits; and (ii) expensed as accrued.  At December 31, 2011 and 2010, the amortized amount of that item was not material.

In addition, the opening transition asset or obligation is recognized only if a new defined fringe benefits plan is established.  Prior services derived from the new plan will be amortized during the remaining labor life of employees who will receive the benefits.  At December 31, 2011 and 2010, the Group had not established new benefit plans.

The amount of actuarial gains or losses and the prior service benefits for termination of the employment relationship, due to causes other than restructuring, are recognized in income.  At December 31, 2011 and 2010, that amount was immaterial.

Employee profit sharing due is recorded based on the amount payable, determined on taxable income that is obtained as provided for in the currently enacted tax legislation by applying a 10 percent rate.  Deferred employee profit sharing is determined by using the “asset and liability method”, by applying a 10 percent rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes, in accordance with the pertinent legislation.  At December 31, 2011 and 2010, the deferred employee profit sharing asset amounted to Ps. 7,107 and Ps. 7,868, respectively.  Those amounts were offset by a similar valuation allowance, in accordance with Mexican FRS.  Employee profit sharing is recognized in income in “Other expenses, net”.

r)             Income Tax and Corporate Flat Tax (IETU-Spanish acronym)

i)             Consolidated taxes on earnings represent the sum of the income tax due and the deferred income tax effect determined by the Company and its subsidiaries, by taking into account currently enacted tax legislation applicable in the different jurisdictions in which each entity operates.  In accordance with currently enacted tax legislation in Mexico, the IETU Law co-exists with the Income Tax Law for determining the taxes on earnings for the period.  Taxes on earnings due in the period are recorded in income.

ii)            In order to recognize the deferred taxes on earnings effect, Management has performed a periodic analysis based on reasonable assumptions to determine the tax base on which the Group will assess its operations when there is more than one tax base in the same jurisdiction.  Pursuant to the foregoing, the Group recognizes deferred taxes on earnings based on the tax regime that is expected to prevail in the future.  At December 31, 2011 and 2010, Management determined that income tax will be the tax on earnings that will be paid by the Mexican entities in the medium-term, instead of IETU.  If the Group determines that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU.  If the event is circumstantial, the Group will account for deferred income tax, even though IETU will be due in the period.

iii)           The consolidated deferred income tax effect represents the amount determined by the Company and its subsidiaries by applying the “asset and liability method”.  It further considers the tax losses effect and tax credits.  Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded if it meets the “more likely than not” criteria.  The deferred income tax effect is determined by applying tax laws and income tax rates which are enacted or substantially enacted at the closing date of the financial statements by considering the time it is estimated that the temporary differences are realized.  In addition, the Group recognizes deferred income tax generated by its investments in associates.  Deferred income tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reverse and materialize.  Deferred income tax assets and liabilities applicable to different tax jurisdictions are not offset.  The deferred income tax effect of the year is recorded in income as a component of “provisions for income tax”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts.  In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income.

The Group performs a periodic valuation allowance review to determine the amount of the deferred asset (income tax and/or employee profit sharing) that “more likely than not” will be realized and recorded based on the available information of each entity.  The deferred asset amount that is not realized is recorded in the results of operations and/or stockholders’ equity, by considering the nature of the temporary item.  At December 31, 2011 and 2010, the Group determined there was no need for a valuation allowance to be recognized as the deferred income tax asset was deemed to be fully recoverable.

iv)           The effect of deferred IETU on Mexican entities is determined on temporary differences, tax losses, and tax credits by applying the “asset and liability method”.  For its computation, tax laws and IETU rates are applied which are enacted or substantially enacted at the closing date of the financial statements.  The deferred IETU asset and/or liability is classified as a non-current item.

v)            The Group does not recognize a deferred income tax effect related to its investments in subsidiaries, since it considers that it is in control of the materialization of the temporary differences that arise from these investments, and it is likely that they will not materialize in the foreseeable future.

vi)            Effective 2009, Management decided that some of its Mexican controlled entities of the Group were no longer included in tax consolidation.  In addition, on June 25, 2010, Management filed an additional notice in order for the Company to no longer consolidate its taxable income with the rest of its Mexican controlled subsidiaries for fiscal 2010.  Therefore, The Company and those subsidiaries met their tax obligations individually for that year.

Notwithstanding the foregoing, due to business reasons, on December 21, 2010, the Company again was approved by the tax authorities to determine its consolidated taxable income only with the companies that are considered as controlled companies, as set forth by the Income Tax Law.  That approval goes into effect beginning the fiscal year extending from January 1 to December 31, 2011.

vii)          In December 2009, CINIF issued Mexican Interpretation FRS 18, “Recognition of the effects of the 2010 tax reform on taxes on earnings” (FRS-18) effective beginning that date.  FRS 18 sets forth the accounting treatment of the income tax liability derived from the change to the tax consolidation regime in effect beginning January 1, 2010.  Therefore, the Company determined income tax payable at December 31, 2009 as if the tax consolidation provisions had not existed since 1999 and henceforth.  In accordance with FRS-18: (i) the income tax liability derived from intercompany dividends is recognized with a charge to retained earnings, without preparing the restatement of prior year financial statements; and (ii) the liability related to the tax losses of subsidiaries and losses on the sale of shares, used in tax consolidation should not be offset by the income tax asset associated with the same items.  Accordingly, at December 31, 2009, the Company recognized a liability charged to retained earnings in the amount of Ps. 133,619.

s)            Comprehensive gain or loss on financing (RIF - Spanish acronym)

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

Foreign currency transactions are recorded at the current exchange rate at the date on which they are entered into or paid.  Foreign currency monetary assets and liabilities are translated to Mexican pesos by using the exchange rate at the date of the balance sheet published by the Banco de Mexico.  Resulting exchange fluctuations are included in income, except for those generated by: (i) foreign currency debt related to the acquisition of foreign entities, and (ii) foreign currency related party balances that do not foresee their liquidation in foreseeable future; therefore, their nature is that of long-term.  When admissible, these effects are recognized, along with the applicable monetary position in the “Accumulated translation effect” if the environment is inflationary.

t)             Comprehensive income

Comprehensive income consists of the net income for the period, plus/(less) other results for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions.  Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

u)            Earnings per share

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

v)            Revenue recognition

Revenues are recognized at the fair value of the consideration received or receivable, reduced from returns, rebates, and discounts granted to customers in the period in which risks and benefits are transferred to customers, which generally coincides with: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred to the satisfaction of customer’s orders, (iii) the collection is reasonably assured, and (iv) there is no condition or uncertainty that might imply their reversal and, therefore, the customer assumes the risk of loss.  Due to the nature of its operations, the Group assumes total risk of ownership of the products purchased from third parties, and it does not act as an agent or commission agent.

w)           Concentration of risk

The Group sells its products to a large number of customers in the countries in which it operates.  Accordingly, no individual customer accounted for a significant amount of sales or receivables in fiscal 2011 and 2010. Furthermore, there are no significant concentrations related to suppliers to the Group that provide it with inventories in those years.

4.             Receivables:

	2011		2010
Trade receivables	Ps.	6,548,122	Ps.	7,813,007
Allowance for doubtful accounts		(1,167,116)		(892,594)
	Ps.	5,381,006	Ps.	6,920,413

5.             Other accounts receivable:

	2011		2010
Other receivables	Ps.	979,326		534,738
Related parties		680,396		48,949
Value added tax recoverable		90,227		158,520
Income tax recoverable		224,716		218,686
Other taxes recoverable		506,922		426,133
	Ps.	2,481,587	Ps.	1,387,026

The balance of other receivables is comprised of loans to personnel.

6.             Inventories:

	2011		2010
Pharmaceutical products	Ps.	7,792,105	Ps.	7,577,875
Beauty care products		675,911		608,551
Books and magazines		267,867		227,646
Electric appliances		4,031		4,034
Groceries		12,886		25,661
Other		18,403		24,873
		8,771,203		8,468,640
Estimate for reserve of inventory		(66,224)		(67,199)
		8,704,979		8,401,441
Merchandise-in-transit				124,760
	Ps.	8,704,979	Ps.	8,526,201

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

7.             Other current assets:

	2011		2010
Prepaid expenses	Ps.	35,737	91,011
Derivative financial instruments		5,666	4,388
Assets available-for-sale		29,341	29,341
Other assets		141,313	42,573
	Ps.	212,057	167,313

Available-for-sale assets are presented at their estimated realizable value and are comprised of real property received in payment of accounts receivable.

8.             Derivative financial instruments:

Cash flow hedges
The Company agreed upon these transactions in different months of the year to look for a future US dollar purchase price on different dates, and to be able to meet its U.S. dollar-denominated commitments.  Forwards have a different agreed upon price on each date of maturity.  The assumed risk is depreciation of the U.S. dollar in connection with the Mexican peso below the agreed upon prices, given the long profile in U.S. dollars that the Company has.  At December 31, 2011 and 2010, the characteristics and fair value of derivative financial instruments were as follows:

2011				Asset/(liability)		Effect on income (loss)
Contract	Contract value	Due date	Buy/sell position	Name	Amount	Realized	Unrealized
Forward	Ps. 343,367	2012	Buy	Current assets	Ps. 4,241	Ps. 2,934
Opciones	334,211	2012	Buy	Current assets	1,425	1,425
Forward	330,869	2012	Buy	Current liabilities	(2,833)	(2,833)
Opciones	334,211	2012	Sell	Current liabilities	(1,425)	(1,425)
Forward	1,394,594	2012	Buy	Long-term other liabilities	(309)	(309)

The current liability and the short-term asset in the amount of Ps. 4,258 and Ps. 5,666 are included in the consolidated balance sheet in the line items “Other payables and accrued liabilities” and “Other current assets”, respectively.

2010				Asset/(liability)		Effect on income (loss)
Contract	Contract value	Due date	Buy/sell position	Name	Amount	Realized	Unrealized
Forward	Ps. 114,816	2011	Buy	Current assets	Ps. 1,176	Ps. (1,065)	Ps. 597
Forward	318,567	2011	Sell	Current assets	3,212	3,006
Forward	395,204	2011	Buy	Current liabilities	(12,709)	(2,092)	(6,414)
Swap	897,954	2011	Buy	Long-term assets	(30,876)
Swap	894,254	2011	Sell	Long-term other liabilities	(225)	(21,474)	(32,116)

The current liability and the long-term asset in the amount of Ps. 12,709 and Ps. 30,876 are included in the consolidated balance sheet in the line items “Other payables and accrued liabilities” and “Other assets, net”, respectively.

The Company manages the credit risk of its derivative financial instruments which are traded on recognized markets and with high creditworthy and reputable counterparties.  The Company recognizes a hedge provision that applies to the difference between the “spot price” value and the fair value of the cash flow hedging instruments, which are determined as highly effective hedges, in accordance with Mexican FRS.  At December 31, 2011 and 2010, the amount of the hedge provision was immaterial.

9.             Property and equipment:

	2011		2010
Buildings	Ps.	1,307,801	Ps.	1,283,590
Machinery and equipment		2,050,507		2,045,917
Transportation equipment		226,436		236,223
Office equipment		240,945		186,824
Computer equipment		1,753,991		1,469,059
Leasehold improvements		2,291,842		2,260,601
		7,871,522		7,482,214
Less- accumulated depreciation and amortization		(4,947,885)		(4,389,330)
		2,923,637		3,092,884
Land		482,686		437,781
Construction in progress		532		3,886
	Ps.	3,406,855	Ps.	3,534,551

The changes in the period of property and equipment are as follows:

	2011
Opening balance of property and equipment, net	Ps.	3,726,889
Less: retirements for discontinued operations		(192,338)
Balance after retirements for discontinued operations		3,534,551
Add: additions		605,130
Less: retirements		(331,126)
Subtotal		3,808,555
Depreciation of the year		(401,700)
Net carrying value at end of period	Ps.	3,406,855

The average annual depreciation and amortization rates for 2011 and 2010 were as follows:

	México	Chile	Brazil
	%	%	%
Buildings and construction	2.1	5	20
Machinery and equipment	6.1		10
Transportation equipment	10.2	20	20
Office equipment	6.5	10	10
Computer equipment	11.2	25	10-20-40
Leasehold improvements	5	6.7	10-20
Selling equipment	25	25

At December 31, 2011 and 2010, the Company maintains various financial lease agreements, which are for commercial locales, computer equipment, and photography laboratories, as follows:

	2011		2010
Land	Ps.	53,374	Ps.	45,310
Buildings		18,539		14,309
Machinery and equipment		3,156		88
Computer equipment		10,549		10,767
	Ps.	85,618	Ps.	70,474

10.           Goodwill, intangible assets and deferred charges:

	2011		2010
Goodwill:
Drogueros	Ps.	128,370	Ps.	128,370
Farmacias ABC		32,551		32,551
Citem		56,456		56,456
CS Brasil		1,420,637		1,393,454
FASA		2,465,609		2,465,609
		4,103,623		4,076,440
Accumulated impairment loss		(344,881)		(210,000)
	Ps.	3,758,742	Ps.	3,866,440
Intangible assets with indefinite useful life:
Commercial trademarks (*)	Ps.	3,726,000	Ps.	3,726,000
Intangible assets with definite useful life:
Patents and other rights	Ps.	196,760	Ps.	171,518
Development costs		17,531		17,531
Software		40,412		178,235
Licences		309,025		289,274
Other intangible assets		68,553		68,428
		632,281		724,986
Less- accumulated amortization		(445,447)		(390,828)
	Ps.	186,834	Ps.	334,158

Deferred charges:
Organizing and installation expenses	Ps.	398,313	Ps.	255,678
Less – accumulated amortization		(223,302)		(130,540)
		175,011		125,138
Deferred income tax		393,277		76,508
		568,288		201,646
	Ps.	8,239,864	Ps.	8,128,244

As a result of the goodwill impairment test carried out by the Management, an impairment loss was recognized in income in the line item “Other expenses, net”, since the net carrying value of the cash generating units in Drogueros and Citem exceeded their “value in use” in the amount of Ps. 78,425 and Ps. 56,456, respectively for fiscal 2011.  Impairment loss concurred with the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry in that year.  Based on a goodwill impairment test carried out during the last quarter of fiscal 2010, the Group determined an impairment loss was not incurred for 2010.

(*)         At December, 31, 2010, the Company recognized various commercial trademarks previously acquired independently by FASA as identifiable intangible assets.  As a result of the acquisition of FASA, those commercial trademarks were recorded at fair value at the acquisition date in the amount of Ps. 3,971,000 (Note 1 b).

As explained in Note 1 c), during fiscal 2011, the assets and liabilities of FASA Peru are presented in the balance sheet as of December 31, 2011 and 2010, as “discontinued operations”. Therefore, the amounts applicable to the acquisition of FASA Peru, relative to the goodwill and trademarks as of December 31, 2011 and 2010, were reclassified to “Noncurrent assets for discontinued operations” in the balance sheet in the amount of Ps.239,008 and Ps.245,000, respectively.

At December 31, 2011 and 2010, the trademarks are summarized as shown below:

	Amount
Farmacias Ahumada	Ps.	1,809,000
Farmacias Benavides		1,917,000
	Ps.	3,726,000

11.           Related party balances and transactions:

All significant balances and transactions between the entities that form part of the Group have been eliminated in the accounting consolidation in connection with: (i) the sale and purchase of merchandise; (ii) trading shares of companies of the Group; (iii) billing of administrative services, rents, and other services rendered; and (iv) loans between related parties.

In accordance with the accounting standard, related party transactions also include individuals or entities outside of Group, which pursuant to their relationship with the Group, might have a privileged situation or the Group might take advantage of these relationships and obtain a benefit in its financial position or operating results.  At December 31, 2011 and 2010, the Group has identified the following related party transactions:

	Accounts receivable
	2011		2010
Aeroxtra, S.A. de C.V.	Ps.	2,000	Ps.
Xtra Inmuebles, S.A. de C.V.		11,630
Tenedora Farmaceutica de Mexico, S.A. de C.V.		9,590		9,590
Tenedora de Farmacias Morelianas, S.A. de C.V.		20,582		20,582
Grupo Xtra, S.A. de C.V.		10,515		11,588
Sports Clinic, S.A. de C.V.				6,679
Comercializadora Lundedeq, S.A. de C.V.				120
Farmaprice, S.A. de C.V.				134
Administradora Inmas, S.A. de C.V.				256
Inversiones Turisticas Cancun, S.A. de C.V.		626,079
	Ps.	680,396	Ps.	48,949

During 2011 and 2010, the related party transactions were as follows:

	2011		2010
Aeroxtra, S.A. de C.V.	Ps.	28,012	Ps.	18,028
Xtra Inmuebles, S.A. de C.V.		5,539		5,245
Administradora Inmas, S.A. de C.V.		1,460		355
	Ps.	35,011	Ps.	23,628

The Group considers that the related parties referred to above are not “Special Purpose Entities”, in accordance with Mexican FRS B-8, “Consolidated or combined financial statements“ and, therefore, at December 31, 2011 and 2010, the Group has not consolidated the assets, liabilities, and operating income of those entities. These transactions were conducted on arm’s length terms based on market prices and conditions. During 2011, and 2010, the Group had no other significant agreements with related parties.

At December 31, 2011 and 2010, the total benefits granted to key management personnel or and top management executive are summarized as shown below:

	2011		2010
Mexico	Ps.	45,367	Ps.	44,953
Chile		35,716		96,870
	Ps.	81,083	Ps.	141,823

12.           Short and long-term debt:

At December 31, 2011 and 2010, the consolidated debt by currency type, translated to Mexican pesos, is as follows:

	2011						2010
Currency	Short-term		Long-term		Total		Short-term		Long-term		Total
Mexican pesos	Ps.	2,394,166	Ps.	7,277,584	Ps.	9,671,750	Ps.	8,812,567	Ps.	0,000,000	Ps.	8,812,567
Brazilean real		112,121				112,121
Chilean pesos		544,539		2,228,131		2,772,670		382,773		2,289,346		2,672,119
	Ps.	3,050,826	Ps.	9,505,715	Ps.	12,556,541	Ps.	9,195,340	Ps.	2,289,346	Ps.	11,484,686

i)             Amending Agreement to the Credit Opening Agreement (Amending Agreement)

On August 10, 2011, the Company concluded the Amending Agreement to the Credit Opening Agreement dated August 30, 2010 with its creditors (Banco Mercantil del Norte (Banorte) and HSBC Mexico, S.A. (HSBC Mexico)).  In accordance with the Original Contract, the funds granted by Banorte were used to prepay credits from another bank creditor, and for general corporate purposes.  The funds from HSBC Mexico were used to finance the acquisition of the shares of the capital stock of FASA.

In accordance with the Amending Agreement, the amount of the creditor is summarized as follows:

	Tranch I		Tranch II		Total
Banorte	Ps.	994,500	Ps.	955,500	Ps.	1,950,000
HSBC México		2,944,667		2,829,190		5,773,857
Total	Ps.	3,939,167	Ps.	3,784,690	Ps.	7,723,857

Tranch I and Tranch II will be paid in 72 and 24 monthly payments, respectively, beginning September 10, 2011 for Tranch I, and beginning September 10, 2016 for Tranch II.  Interest is payable monthly at the Equilibrium Interbank Interest Rate (EIIR) applicable to each interest period, plus the spread set forth in the Agreement.  At December 31, 2011, the short and long-term payables amount to Ps.357,019 and Ps.7,277,584, respectively.

The credit is secured by the Company, as the borrower, and the operating subsidiaries, Casa Saba, Drogueros, Farmacias ABC, Daltem Provee Nacional, Publicaciones Citem, Daltem Provee Norte, Centennial, and Controladora Casa Saba, as joint and several obligors, in the terms of the “Guarantee Documents”.

The Company and joint and several obligors should meet conditions related to the maintenance of insurance, inspection rights, operations with affiliates at market value, payment of taxes, and share structure, among other things.  Moreover, the negative covenants are related to certain levels of indebtedness, encumbrances on the assets, unauthorized consolidations or mergers, disposal of assets, and payment of dividends, among other things.

Financial covenants
The Company must comply with the following financial ratios on a consolidated basis:

a)            Net debt to UAFIDA (*):
● A ratio that does not exceed 5.5 to 1, as of the date of the Amending Agreement within 24 months subsequent to the drawdown date.
● A ratio that does not exceed 2.5 to 1, as of the date that occurs 24 months subsequent to the drawdown date.

b)            UAFIDA to gross financial expenses:
● A ratio that is not lower than 2.0 to 1, as of the date of the Amending Agreement within 24 months subsequent to the drawdown date.
● A ratio that is not lower than 3.0 to 1, as of the date that occurs 24 months subsequent to the drawdown date.

c)            Minimum stockholders’ equity of Ps. 7,082,848.  For 2011, the amount of the allowance for doubtful accounts will be aggregated.

d)            Capital investment that does not exceed 29 percent of the UAFIDA.

e)            Maintain the following percentages of the “target balance of the reserve” in the “reserve of the debt service” in available funds: (a) 15 percent effective September 30, 2011; (b) 45 percent effective December 31, 2011; (c) 75 percent effective March 31, 2012; and (d) an amount equal to the target balance of the reserve effective July 1, 2012.

At December 31, 2011, the main financial ratios were as follows:

Financial ratios	Required	Calculated	Status
Net debt ratio to UAFIDA	Equal or lower than 5.50	4.14	Performs

UAFIDA ratio to gross financial expenses	Equal or higher than 2.0	2.26	Performs

Minimum stockholders’ equity	Equal or higher than Ps. 7,082,848	Ps. 7,458,527	Performs

Capital investments	Equal or lower than Ps. 2,127,000	Ps. 123,968	Performs

(*)           UAFIDA means operating income before (a) taxes on earnings, interest expenses, and extraordinary or unusual items; and (b) depreciation and amortization expenses determined in accordance with Mexican FRS.

On January 25 and February 2, 2012, the Company applied for and obtained the consent of its bank creditors to carry out the following corporate acts (among others), which were refined on February 16, 2012:

●	Incorporate a new legal entity (The Subholding)
●	Sale of various real properties among the Group’s subsidiaries in the amount of Ps. 116,500.
●
The Company will sell shares of the capital stock of the subsidiary Estrella del Este, S.A. de C.V. to a Subholding in the amount of Ps. 70,000.  Moreover, the Company will acquire the shares of the capital stock of Servicios Corporativos Saba, S.A. de C.V. and Servicios Corporativos Drogueros, S.A. de C.V. by Inmuebles Visosil, S.A. de C.V. in the amount of Ps. 21,200.

●	The endorsement of the shares sold to the Subholding in order for them to continue to form part of the trust assets created in accordance with the Trust Deed Agreement.
●
The extinction of debts in favor of the Company by issuing and delivering shares of Publicaciones Citem. These shares will be endorsed to the trustee in order for them to form part of the trust deed referred to above.

●	The Company will declare dividends payable in cash or in kind (through the endorsement of shares of the Subholding) in the amount of Ps. 290,000.
●	The Subholding will be a joint and several obligor in accordance with the Credit Agreement.
●	All the legal acts of the “Petition for Consent” will be carried out in the six months subsequent to the date of authorization of that petition.
●	As a result of the sale of FASA Peru, the Company will make the partial prepayment set forth in the Credit Agreement on April 30, 2012.

At December 31, 2011, considering the Credit Opening Agreement, the Amending Agreement, as well as the Petition for Consent, the Company and its subsidiaries complied with the financial covenants of its credit agreement.

The bank creditors may terminate the debt term early or any of the following events of nonperformance: (a) payment of the debt on the due date; (b) the financial ratios described in the affirmative and/or negative covenants; (c) with governmental authorities; (d) guarantees, among other reasons, and in the lack of waivers by the bank creditors.  In those circumstances, the Company would classify this debt in the short-term in the balance sheet.  This classification might have an adverse material effect on the liquidity and financial position of the Company.

ii)          At December 31, 2011, FASA has debts in marketable bonds as follows

Share series	Amount in development units	Short-term		Long-term		Total		Due date	Guarantee
E	1,800,000	Ps.	222,400	Ps.	727,545	Ps.	949,945	15/05/2016	No
F	2,200,000		8,185		1,253,370		1,261,555	15/05/2029	No
		Ps.	230,585	Ps.	1,980,915	Ps.	2,211,500

iii)          Other credits:

The Group has entered into various contracts with financial institutions to access factoring and electronic discounts of documents (productive chains) working capital and financial leasing. At December 31, 2011, the amount of those short-term loans is summarized as shown below:

Currency	Productive chains		Working capital		Financial Leasing		Total
Mexican pesos	Ps.	1,044,101	Ps.	993,046	Ps.		Ps.	2,037,147
Brazilean real				112,121				112,121
Chilean pesos				302,275		11,679		313,954
	Ps.	1,044,101	Ps.	1,407,442	Ps.	11,679	Ps.	2,463,222

At December 31, 2011, the balance of referred long-term receivables is summarized as follows:

Currency	Working capital		Financial Leasing		Total
Chilean pesos	Ps.	203,766	Ps.	43,450	Ps.	247,216

At December 31, 2011, the maturities of consolidated long-term debt were as follows:

Year	Amount
2013 to 2017	Ps.	6,439,345
More than five years		1,813,000
2029		1,253,370
	Ps.	9,505,715

Interest rates are adjusted monthly in accordance with the prevailing market rates.  Consequently, at December 31, 2011 and 2010, the carrying value of the bank debt was equivalent to its fair value.

At December 31, 2011, the Group has the following facility lines from banking institutions:

Banking Institution	Country	Total facility lines		Amount used at December 31, 2011		Available amount at December 31, 2011
Banco Santander Mexicano, S.A.	Mexico	Ps.	50,000	Ps.		Ps.	50,000
Banco Santander Mexicano, S.A.	Mexico		490,000		490,000
BBVA Bancomer, S.A.	Mexico		20,000				20,000
BBVA Bancomer, S.A.	Mexico		350,000		350,000
Mi Banco, S.A.	Mexico		150,000		150,000
		Ps.	1,060,000	Ps.	990,000	Ps.	70,000

13.           Other payables and accrued liabilities

At December 31, 2011 and 2010, the other payables and accrued liabilities balance were as follows:

	2011		2010
Other payables	Ps.	1,273,720	Ps.	1,457,464
Provisions		630,910		516,781
Tax payables		569,407		341,633
Documents for paying		230,585		131,853
Retentions of taxes		134,735		120,024
Employee profit sharing		3,710		5,356
	Ps.	2,843,067	Ps.	2,573,111

Current provisions and other payables referred to above primarily consist of the best estimate of the Management on bonuses and incentive plans for employee benefits, retaining officers, severance benefits derived from restructuring causes, administrative expenses, fees, marketing insurance and surety bonds, rents of locales, and certain contingencies from legal procedures.  These amounts and concepts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

14.           Deferred effect of taxes on earnings and employee profit sharing:

At December 31, 2011 and 2010, the deferred income tax effect was as follows:

	2011		2010
Cumulative inventory	Ps.	155,896	Ps.	256,257
Allowance for doubtful accounts and estimate for slow-moving inventory		(339,850)		(262,238)
Property and equipment		(22,377)		(658)
Other		27,734		99,288
Tax loss carryforwards		(275,423)		(245,917)
Effect of ISR due translation effect of foreign operations		59,111		76,760
Deferred income tax liability (asset)		(394,909)		(76,508)
Valuation allowance		1,632
Deferred income tax liability (asset), net	Ps.	(393,277)	Ps.	(76,508)

i)             At December 31, 2011 and 2010, Management determined that income tax will be the taxes on earnings that will normally be paid in future years by the Group’s Mexican entities.  Therefore, the Mexican entities recognized deferred income tax.

The deferred income tax asset is realized when: (i) taxable income is generated and its effect offsets the reversal of deductible temporary differences, including the tax loss carryforwards effect; and (ii) there are sufficient taxable temporary differences whose reversal occurs in the reversal period of the deductible temporary differences.  At December 31, 2011, Management recorded a deferred Income Tax asset valuation allowance which it estimates will not be realized in the amount of Ps.1,632. Management estimates that the rest of the deferred income tax asset will be realized considering its business plan, and no IETU will be generated in the short-term.  Toward that end, Management takes into account expansion plans, expiration of tax loss carryforward, projected taxable income, tax planning strategies, etc.

ii)            At December 31, 2011, 2010, 2009, the amounts for income taxes included in the income statements are summarized as follows:

	2011		2010		2009
Current income taxes:
Mexican operations:
Income tax	Ps.	500,838	Ps.	281,633	Ps.	323,911
IETU		9,037		13,517		19,826
Foreign operations		234,812		91,202
	Ps.	744,687	Ps.	386,352	Ps.	343,737
Deferred income taxes:
Mexican operations	Ps.	(282,474)	Ps.	(202,755)	Ps.	(131,840)
Foreign operations		(149,779)		(135,342)
		(432,253)	Ps.	(338,097)	Ps.	(131,840)
Income tax expense, net	Ps.	312,434	Ps.	48,255	Ps.	211,897

At December 31, 2011, 2010 and 2009, IETU due in the amount of Ps. 9,037 and Ps. 13,517, and PS. 19,826, respectively, applies to tax on earnings paid individually by certain subsidiaries, as well as by the Company.  Moreover, in those years, the amount of deferred employee profit sharing applied to income amounted to Ps. 156, Ps. 1,317 and Ps. 254, respectively.

The change in consolidated deferred income taxes during 2011, 2010 and 2009 were as follows:

	2011		2010		2009
Deferred income tax charged to the income statement	Ps.	(432,253)	Ps.	(338,097)	Ps.	(131,840)
Deferred income tax charged to the stockholders’ equity		59,111		76,760		208,960
Total	Ps.	(373,142)	Ps.	(261,337)	Ps.	77,120

iii)           Effective tax rate

The differences between book and tax bases of assets and liabilities and the different tax rates and laws that apply to the Mexican and foreign subsidiaries that comprise the Group, among other things, generate differences between the statutory tax rate applicable in Mexico and the effective tax rate presented in the consolidated statements of income, as follows:

	2011	2010	2009
	%	%	%
Mexican consolidated statutory tax rate	(30.0)	(30.0)	(28.0)
Other non-taxable income (a)	0.1	0.4	5.1
Expenses and other non-deductible items	6.8	(2.6)	(12.3)
Difference between book and tax inflation	(21.5)	1.4	(9.5)
Other accounting benefits non taxable	2.5	18.2	5.7

Consolidated effective tax rate	(42.1)	(12.6)	(39)

(a)          This line item includes the effect of the different income tax rates in the countries where the Group operates.

15.           Foreign currency position:

At December 31, 2011 and 2010, assets and liabilities denominated in foreign currencies, translated into reporting currency, were as follows:

	2011		2010
Assets:
Current assets	Ps.	5,990,354	Ps.	2,170,446
Long-term assets		6,173,373		1,776,258
		12,163,727		3,946,704
Liabilities:
Current liabilities		6,801,507		6,239,096
Long-term liabilities		3,304,024		3,177,522
		10,105,531		9,416,618
Lending (borrowing) position	Ps.	2,058,196	Ps.	(5,469,914)

At December 31, 2011 and 2010, the exchange rates used in the process of translation to the reporting currency, published by the Banco de Mexico, are as follows:

	2011				2010
Currency	Balance sheet date		Report issuance date		Balance sheet date		Report issuance date
U.S. dollar	Ps.	13.98	Ps.	13.21	Ps.	12.38	Ps.	11.53
Brazilean real	Ps.	7.47	Ps.	7.00	Ps.	7.45	Ps.	7.32
Chilean peso	Ps..	0.03	Ps.	0.02	Ps.	0.03	Ps.	0.02

16.           Other expenses, net

At December 31, 2011, 2010 and 2009, the other expenses, net were as follows:

	2011		2010		2009
Deferred employee profit sharing	Ps.	2,597	Ps.	3,620	Ps.	1,761
(Gain) loss on sale of property and equipment		(26,634)		28,174		14,938
Impairment losses		134,882				210,000
Others		21,555		65,337		(90,392)
	Ps.	132,400	Ps.	97,131	Ps.	136,307

17.           Stockholders’ equity:

a)             Capital structure

At December 31, 2011 and 2010, paid-in capital stock was as follows:

	Number of	Par value
	Shares	2011		2010
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	Ps.	167,730
Variable capital shares	270,280		173		173
Historical capital stock	265,419,360	Ps.	67,903	Ps.	167,903
Restated capital stock		Ps.	1,123,764	Ps.	1,123,764

At December 31, 2011 and 2010, capital stock comprised of Series Sole common shares, fully subscribed for and paid, with no par value shown.  Variable capital stock has no limits.

Effective January 1, 2008, stockholders’ equity is restated during the high inflationary periods, as explained in Note 3 e) above.  Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, stockholders’ equity was restated as discussed in that Note.

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

At the General Ordinary Stockholders’ Meeting held on April 22, 2003, the stockholders resolved that the maximum amount geared toward the Company’s own share repurchases should be equivalent to 15 percent of the Company’s stockholders’ equity at December 31, 2002, without exceeding retained earnings at that date. During 2011 and 2010, the Stockholders’ Meetings resolved to maintain the same level of reserve approved by its similar on April 22, 2003.  During 2011 and 2010, the stockholders resolved not to agree a specific number of shares and Mexican peso amounts for repurchase of its own shares.

b)            Legal reserve

Net income generated by the Company is subject to the legal provision that requires appropriating 5 percent of the Company’s income to a legal reserve until that reserve equals 20 percent of the Company’s capital stock.  Equity in earnings of subsidiaries and associates is not considered for this purpose.  Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends.  At December 31, 2011 and 2010, the Company’s legal reserve amounted to Ps. 251,995 and Ps. 238,491, respectively, which is included in “retained earnings”.

c)            Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the “Net taxable income account” (CUFIN-Spanish acronym).  Any dividends paid out in excess of CUFIN are subject to a 42.9 percent tax rate payable by the Company and its subsidiaries.  The resulting income tax may be offset against income tax due in the same year and the subsequent two years and/or IETU of the same period.  At December 31, 2011 and 2010, the balance of CUFIN amounted to Ps. 4,325,797 and Ps. 3,990,781, respectively.  Effective 2011, the balance of CUFIN is determine in a consolidated manner due to the Company again was approved by the tax authorities to determine its consolidated taxable income as discussed in Note 3 r).  In 2010, the Company determined the balance of CUFIN individually for each entity due to the deconsolidation tax carried out in that year.

In April 2009, dividends were declared at the Company’s Stockholders’ Meeting in the amount of Ps. 170,000 to be paid out of retained earnings.  Dividends paid did not exceed the consolidated CUFIN balance at that date.  Therefore, no income tax was due.

The excess of capital reimbursement per share paid to stockholders over the balance of the “Restated contributed capital per share account” should be treated as a distributed dividend.  The excess will be assessable as provided for in the Income Tax Law.  The resulting income tax may be offset as referred to above.  Effective 2011, the balance of CUCA is determined in a consolidated manner by considering the new tax approval referred to above.

d)            Dividends among companies of the Group

Dividends paid out of the CUFIN among companies of the Group are subject to the provisions sets forth by the 2010 tax reform (Note 18 d).

On December 18, 2009, the Casa Saba’s General Ordinary Stockholders’ Meeting, declared the payment of dividends in the amount of Ps 1,140,000, in favor of the Company, as well as Ps. 1 (peso) in favor of Inmuebles Visosil, S.A. de C.V.

On December 2009, the General Ordinary Stockholders’ Meeting of Drogueros, Estrella del Este, Secosa and Secodro declared the payment of dividens in the amount of Ps. 320,000, Ps. 1,200, Ps. 24,500 and Ps. 1,700, respectively, in favor of Inmuebles Visosil, S.A. de C.V.  Moreover, in December 2009, the General Ordinary Stockholders’ Meeting of Inmuebles Visosil, S.A. de C.V. declared the payment of dividends in the amount of Ps. 367,000 in favor of Casa Saba.

e)            Noncontrolling equity

Noncontrolling interest reflects the equity of third-party shareholders in capital and earnings (losses) of consolidated subsidiaries

18.          Tax system:

a)            Income tax due

i)             The Company and its Mexican subsidiaries pay income tax or IETU, the higher, in accordance with the currently enacted tax legislation.  The annual income tax rate in jurisdictions in which the Group operates, is as shown below:

	2011	2010
Mexico	30%	30%
Brazil	34%	34%
Chile	20%	17%
Peru	30%	30%

ii)            Through December 31, 2009, the Holding Company and some of its Mexican controlled entities determined the income tax amount on a consolidated basis.  For this purpose, the Holding Company included the amount of taxable income/tax loss generated in the year by its controlled entities in tax consolidation at 100 percent of the equity stake that the Holding Company held in the capital stock of its controlled entities.  In addition, the Holding Company also included at 100 percent its individual taxable income/tax loss generated in the same year in tax consolidation.

iii)           Effective December 18, 2009, Management decided that some significant Mexican controlled entities were no longer included in tax consolidation.  As a result of this deconsolidation, the Holding Company paid income tax in the amount of Ps. 188,768 which was subsequently credited in accordance with the Income Tax Law.  Moreover, on June 25, 2010, Management filed an additional notice with the Mexican tax authorities that the Company was no longer going determine its consolidated taxable income along with the rest of its controlled entities for 2010.  This way, those entities and the Holding Company meet their tax obligations individually for that year.  As a result of this new tax deconsolidation, the Company paid income tax in the amount of Ps. 132,629.

Notwithstanding the foregoing, for business reasons, the Holding Company again was approved by the Mexican tax authorities on December 21, 2010, in order for it to determine its consolidated income tax as a controlling company along with its entities that meet the characteristics of controlled entities for tax purposes.  The approval is effective as of January 1, 2011.  The rest of the subsidiaries that do not conform to the characteristics of controlled entities met their tax obligations individually, in accordance with the Income Tax Law.

The subsidiary Transportes Marproa is authorized to pay the higher of income tax or IETU separately from the Group under a tax regime known as the “administrative facilities”.  This regime grants benefits regarding ascertainment of disbursements made, as well as other relative to credit “consumption taxes”.

In conformity with the Mexican Income Tax Law, subsidiaries residing abroad do not consolidate for tax purposes.  In addition, Mexican entities that are incorporated into the Group subsequent to the date on which the approval of tax consolidation goes into effect will do so as of the fiscal year subsequent to that in which ownership is acquired of more than 50 percent of the shares.

iv)           In 2005, the Company and its Mexican subsidiaries chose to deduct the cost of sales of the “base inventory” determined at December 31, 2004 for tax purposes.  Therefore, those entities determined the “cumulative inventory” value which is treated as taxable income.  At December 31, 2004, cumulative inventory amounted to Ps. 3,184,264.  Its accumulation is annual, effective 2005 through fiscal year 2012.  At December 31, 2011 and 2010, the cumulative inventory amount added to the taxable income amounted to Ps. 851,086 and Ps.285,274, respectively.

v)            Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards, and the cumulative inventory effect of the year.

vi)           In 2010 and 2009, the Government of Brazil approved certain tax amnesty that allows for: (i) paying debts on taxes on earnings and excise taxes in less strict conditions than those that normally apply; and (ii) offsetting tax loss carryforwards against taxes on earnings debts and excise taxes.  During the year ended December 31, 2011 and 2010, the Company did not apply the tax amnesty program.

b)            Corporate Flat Tax Law (IETU-Spanish acronym)

The annual IETU tax rate for 2011 and 2010 is 17.5 percent, whereas the tax rate is 17 percent for 2009.

The IETU Law does not recognize a regime for tax consolidation purposes.  Accordingly, the Company and its Mexican subsidiaries should pay IETU individually.  In terms of the Income Tax Law, each controlled entity may consider the amount of income tax that has been delivered to the Holding Company as its own income tax, which may be credited against IETU.  At December 31, 2011 and 2010 and 2009 some controlled entities generated IETU higher than income tax, therefore IETU was the annual tax due.  In those years, annual IETU paid by the entities amounted to Ps.9,037 and Ps. 13,517, Ps. 19,826, respectively, which is included in income in “Provisions for income tax”.  Payment of that tax is considered final.

While IETU co-exists with income tax, entities will pay IETU if it is greater than income tax of the same period.  IETU of the period is reduced by the amount of income tax paid in the same period due to taxable income and by the income tax paid on dividends distributed.  If IETU is lower than income tax, entities are not subject to IETU.  Moreover, if deductions for IETU purposes exceed their taxable income, entities are not subject to IETU.

At December 31, 2011, 2010 and 2009, the Company and its Mexican subsidiaries determined the tax credits permitted for the IETU Law.  The amount of those tax credits does not exceed certain percentages, and their offset cannot exceed ten years as of fiscal year 2008.

c)            Tax loss carryforwards for income tax and negative base for IETU

i)             In accordance with Mexican Income Tax Law, loss carryforwards can be offset against taxable income that may be generated in the future over a ten year term by Mexican entities. Tax loss carryforwards can be restated based on the NCPI factor from the date incurred through the sixth month of the year in which they can be offset against taxable income.  At December 31, 2011, the Group had incurred in tax loss carryforwards as follows:

Year incurred	Group (Except FASA and subsidiaries)		Farmacias Ahumada and subsidiaries		Expired date
2002	Ps.	769	Ps.		2012
2003		2,775			2013
2004		3,204			2014
2005		95,098		172,975	2015
2006		99,356		11,340	2016
2007		14,980		236,594	2017
2008		118,247		188,723	2018
2009		76,883			2019
2010		66,337			2020
2011		39,254			2021
	Ps.	516,903	Ps.	609,632

At December 31, 2011, the tax losses incurred by the Brazilian subsidiaries amounted to Ps. 268,288.  Those tax losses are not restated and can be applied for an undefined period without exceeding 30 percent of the taxable income for the year.

ii)            The negative IETU base generates a tax credit that results from applying the currently enacted IETU rate to that negative base.  The resulting amount may be credited against IETU in the following ten fiscal years until it is exhausted.  The negative base can be restated as explained in paragraph i) heirenabove.  At December 31, 2011, the IETU negative base generated by some Mexican subsidiaries was as follows:

Year incurred	Negative base
2008	Ps.	2,661
2009		13,544
2010		169,335
2011		67,430
	Ps.	252,970

d)            2010 Mexican Tax Reform

i)             Effective January 1, 2010, the Income Tax Law sets forth that the annual income tax rate is 30 percent for the years included in the 2010 to 2012 period.  That tax rate is reduced to 29 percent for 2013 and 28 percent for 2014 and henceforth.

ii)            Change in the tax consolidation regime which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth.  Therefore, the restated income tax that is related to the benefits of tax consolidation obtained as of that year, is paid for: (a) operating tax losses and losses on sale of stock used in tax consolidation that would have not been carried forward individually by the entity that incurred them; (b) special consolidation items for transactions among entities of the Group; and (c) dividends paid among entities of the Group that are paid out of earnings not taxed for income tax purposes in the past.

As a result of tax deconsolidation and the resulting payments of income taxes discussed in the paragraph a) in this same Note, the reversal process of tax benefits generated up to December 31, 2009 referred in the paragraph above is no longer applicable to the Group.

Effective 2011, the Company again adopted the tax consolidation regime; therefore, the benefits generated in tax consolidation will be reversed by considering the terms and percentages set forth in the Income Tax Law.

19.           Operating segments:

Effective January 1, 2011, the Group adopted Mexican FRS B-5, “Financial information by segment” (FRS B-5), which superseded Bulletin B-5 with the same name.  That adoption had no impact on the consolidated financial statements.

Operating segments are the components of an entity oriented toward production and sale of goods, as well as rendering services.  The Group operates on a regional basis by considering the distribution segment and retail pharmacy segment.  Each regional director supervises and is responsible for all the business activities in each unit.    These activities refer to the distribution of pharmaceutical products, as well as health and beauty aids/other products, entertainment products, food/non-perishable products through its operating subsidiaries.  The Group distributes these product lines through its distribution network, as well as retail pharmacies throughout Mexico, as well as Rio de Janeiro, Brasil and, effective 2010, Chile and Peru.

The regional director, who is one level below the chief financial officer and chief executive officer in the organizational structure, reports to such officers the operating results of the business unit.  The Group’s management internally evaluates the results and performance of each business unit for decision-making purposes.

The main indicator used by Group’s management to evaluate the performance of each entity is operating EBITDA, which the Group defines as operating income plus depreciation and amortization.  This indicator, which is presented in the selected financial information, is consistent with the information used by Group’s management for decision-making purposes.  The accounting policies applied to determine the financial information by operating segment are consistent with those described in Note 3).

All significant transactions between related parties have been eliminated in the preparation of the information by operating segments. At December 31, 2011, 2010 and 2009 the information was as follows:

	2011				2010			2009
Item	Retail pharmacies		Distribution business	Total	Retail pharmacies	Business distribution	Total	Retail pharmacies	Distribution business	Total
Net sales	Ps.	24,058,753	22,509,473	46,568,226	8,586,462	25,657,720	34,244,182	3,224,313	26,567,344	29,791,657
Operating income		426,961	1,139,506	1,566,467	126,147	558,451	684,598	360,747	529,978	890,725
Depreciation and amortization		378,052	61,688	439,740	114,639	76,366	191,005	34,675	73,984	108,659
EBITDA		805,012	363,705	1,168,717	240,786	634,817	875,603	395,422	603,962	999,384

At December 31, 2011, and 2010, the selected information of balance sheet by eliminating intercompany balances was as follows:

	2011				2010
	Retailer pharmacies		Business distribution	Total	Retailer pharmacies	Business distribution	Total
Current assets	Ps.	6,212,516	13,277,579	19,490,095	5,954,685	12,739,508	18,694,193
Noncurrent assets		5,984,315	6,486,653	12,470,968	6,176,706	6,441,812	12,618,518
Total liabilities		10,222,881	14,691,503	24,914,384	9,770,292	14,459,571	24,229,861

20.           Contingencies and commitments:

a)            On February 12, 2007, the Group filed appeals for constitutional relief with the Federal Tax Court against the tax reform that binds taxpayers to determine asset tax by applying the 1.25 percent annual rate to the average value of assets and not to reduce the value of debts contracted from the taxable base, effective January 1, 2007.  In September 2011, the Federal Tax Court handed down a favorable ruling in favor of the Group.

b)            On March 28, 2008, the Mexican tax authorities issued an “invitation” to the Company to file an amended tax return of consolidated income tax for fiscal year 2005 and prove that it added the amount of certain prior year tax losses to consolidated taxable income for the same year.  Previously, those tax losses had been reduced by the Group to determine cumulative inventory, in accordance with the Income Tax Law.  In May 2008 and March 2009, Management filed the amended income tax return that met with that invitation.  Accordingly, there is no contingency payable by the Company.  However, Management would carry out actions that would imply adoption of a criterion other than that of the tax authorities, which could have this matter solved in the Federal Tax Court.  In Management’s opinion, the Company is not bound to comply with the criterion set forth by the tax authorities as the Group has reasonable arguments to sustain its interpretation.

In September 2009, the Company filed a claim for a refund of the consolidated income tax payment improperly made in the amount of Ps. 149,294, due to the invitation abovementioned.  On November 12, 2009, the tax authorities made a partial refund in the amount of Ps. 26,420.  Subsequently, the tax authority rejected to refund the remaining amount.  In February 2010, Management filed an appeal for annulment against that resolution.    Management estimates that there are reasonable elements for obtaining a result favorable to the Company’s interests.

In the tax authority’s opinion, the Company failed to perform the provision of aggregating the amount of tax losses discussed above to the taxable income; therefore, the tax authority determined a tax liability in the amount of Ps. 160,692 that included related charges amounting to Ps. 98,609, in September 2011. Subsequently, in December 2011, Management rejected the observations made by the tax authority and filed a motion for reconsideration.  Management estimates that there are reasonable elements for obtaining a result favorable to the Company’s interests; therefore, it considers that there is no present obligation that can be estimated and recorded in accordance with Mexican FRS.  Therefore, it is not possible to foresee or anticipate any result due to it is a litigation matter.

c)            Through official letters dated October 7, 2011 and April 20, 2012, the tax authorities notified Casa Saba and Drogueros that they had omitted accruing income for income tax purposes of fiscal 2005 in the amount of Ps.531,279 and Ps.59,204, respectively, for accumulative inventory.  At the date of the auditors’ report, the Group’s management is analyzing the possibility of challenging that resolution.

Notwithstanding the foregoing, Management considers that it has met the requirement indicated by the authorities, since it accrued the item referred to above during fiscal 2011.  Pursuant to the above, Management considers that there is no contingency charged to those subsidies.

d)            In February 2010, the Company filed an appeal for constitutional relief against the provisions that amend the consolidation regime, effective beginning January 1, 2010.  In August 2010, the Federal Tax Court handed down a ruling in favor of the Company to not pay deferred income tax in fiscal years 1999 to 2009, as set forth in the reform mentioned.  In November 2010, the tax authority challenged the ruling.  However, Management estimates that there is no contingency charged to the Company, as the provisions whose unconstitutionality was challenged were applied by the Company.

e)            In November 2011, the Company filed a notification of “claims on inaccuracies or misrepresentations of the representations and guarantees contained in the Promise Stock Purchase Agreement of Farmacias Ahumada, S.A.”, with the sellers dated May 17, 2010.  Accordingly, the Company requested an indemnification payment in the amount of USD $22,335,484 (Ps. 268,026, approximately).  At the date of the auditors’ report, the resolution of these matters is in a preliminary stage and their conclusion might not be short-term.

In accordance with the contract, the sellers drew up certain representations regarding FASA in favor of the Company, which guaranteed the Company the effectiveness thereof, and assumed the obligation of indemnifying the damages caused as a result of any misrepresentation or inaccuracy in connection with certain representations and captions of the financial statements.

f)             In August 2011, FASA was notified of action brought against it by its competitor Cruz Verde, S.A., which claims presumed damages related to monopolistic practices.  The figure claimed amounts to USD $23,000,000.  The preliminary report of the external advisors engaged by FASA indicates that it is not very likely that there will be a negative effect on the Company’s consolidated financial statements.

g)            In January 2009, Farmacias Benavides filed a claim for a refund with the Mexican tax authorities of a income tax paid in excess in the amount of Ps. 15,000, derived from 2002 and 2003.  In April 2010, the authority rejected that claim; therefore, the subsidiary filed a motion for reconsideration against that resolution, and it is waiting for a ruling to be handed down.

h)            Due to the sale of the stock of FASA Peru, the buyer may claim an indemnification for the possible inaccuracy in representations and/or nonperformance of the obligations assumed in an amount equal to higher than USD $500,000 without exceeding USD $10,000,000.  The term for petitioning the indemnification expires on April 20, 2013.  At the date of the auditors’ report, Management considers that there is no present obligation that can be estimated and recorded in accordance with Mexican FRS.

On December 7, 2010, the Technical Ministry of the Commission of Free Competition notified Farmacias Peruanas, S.A. of the beginning of a proceeding for presumed monopolistic practices.  Such proceedings are a normal occurrence in the industry in which the Company operates.  The presumed violation amounted to USD $1,290,785, should the setting of prices be evidenced.  The preliminary report of the external advisors engaged by FASA indicates that it is not very likely that there will be a negative effect on the Company’s consolidated financial statements.

i)             Farmacias Peruanas, S.A. filed a lawsuit against a liquidation issued by the Peruvian tax authority (SUNAT) for a presumed difference in criterion for determining the tax base of 2001 and 2003 for $7,170,000 and $1,827,000 Peruvian Soles, respectively (Ps. 31,600 and Ps. 8,052, respectively).  In November 2010, the Company disputed the rejection notified by the SUNAT.  Management estimates that it is not very likely that there will be a negative effect on the Company’s consolidated financial statements.

At December 31, 2011, and 2010, Management maintains a provision in the amount of Ps. 3,534 which, based on the opinion of its legal advisors, it considers that it is sufficient to cover a possible liquidation.  However, Management has reasonable arguments to obtain a ruling handed down in its favor.  At the date of the auditors’ report, the SUNAT had not handed down the final ruling.

j)             As part of the agreements related to the purchase of the stock of Drogasmil (now CSB Drogarias), the Company maintains a contingent liability that will be paid if certain events occur in the future.  The liability recorded amounts to R$9,585 thousand, which is included in the caption “other long-term liabilities” in the consolidated balance sheet.

k)            The subsidiary Drogarias maintains a provision to cover possible labor and tax suits, classified as a likely loss risk, taking into account the opinion of its legal advisors.  At December 31, 2011 and 2010, the liability recorded this item amounted to R$2,980 and R$1,619, respectively (Ps. 22,052 and Ps. 12,013), which is included in the caption “other long-term payables”.

l)             Drogarias may be subject to certain contingencies that may result in present obligations.  The solution of these matters still is in a preliminary stage and a conclusion might span various years.  Drogarias has considered that it has incurred a probable liability.  Management considers this probable liability in the estimated amount of R$10,000 (Ps.78,000, approximately).  However, it cannot carry out an accurate estimate thereof, since there are no reasonable elements to be quantified.  This contingency relates to different forms of remuneration to its management that do not conform to labor legislation in Brazil.  Notwithstanding the foregoing, from fiscal 2010 Drogarias has maintained a provision for those contingencies in the equivalent amount of R$1,822 (Ps. 13,512, approximately) which is included in the caption “other payables and accrued long-term liabilities” in the consolidated balance sheet.

m)           The Company and its subsidiaries have entered into various service contracts among them, related to the purchase, storage, and transportation of products, as well as administrative, legal, financing, and electronic data processing services.

In accordance with the Mexican Income Tax Law, companies that carry out related party transactions are subject to tax obligations, with respect to the determination of prices agreed upon.  Such prices should be comparable to prices that would be used with or among independent parties at arm’s length transactions.  Management believes that all related party transactions were agreed upon at arm’s length basis and, therefore, there is no contingency in its charge.

n)           The Company and its subsidiaries may be involved in various lawsuits and claims derived from the normal course of its operations.  Management believes that these matters will not have a significant impact on the Group’s consolidated financial position or results of its operations.

o)            In accordance with Mexican and Brazilian tax legislation, the respective tax authorities can exercise their inspection powers in the normal course of the Group’s operations.  In Mexico, Chile and Brazil tax authorities have the power to review up to five and six fiscal years, respectively.  The Group can not foresee if the reviews discussed will give rise to future contingencies.  However, they will be disclosed and/or recognized when they are known.

p)            At December 31, 2011 and 2010, the Group has operating lease commitments for locales leasing, as well as capitalized leasing for computer equipment and laboratory equipment, as follows:

	2011		2010
Commitments at one year	Ps.	961,319	Ps.	825,617
Between one and five years		3,478,399		2,891,543
More than five years		2,357,492		6,730,515
Operating lease		961,918		930,675
	Ps.	7,759,128	Ps.	11,378,350

21.           Migration from Mexican FRS to International Financial Reporting Standards (IFRS):

The Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) required companies listed on the Mexican Stock Exchange to adopt IFRS, such as those issued by the International Accounting Standards Board (IASB), beginning January 1, 2012, which permits its early adoption.  Therefore, the accompanying financial statements are the last statements under Mexican FRS.  The Company’s transition date is January 1, 2011.  Moreover, the CINIF issued Interpretation INIF 19 in order for companies disclose the obligation and/or decision to adopt IFRS in the notes to the financial statements, the estimated date of adoption and the estimated effect on the financial statements.

In order to determine its opening statement of financial position at January 1, 2011 under IFRS, the Company will adjust the amounts previously reported in its financial statements prepared under Mexican FRS, in conformity with IFRS 1, “First-time adoption of IFRS” (IFRS 1).  Management is about to conclude the quantification of the estimated differences between Mexican FRS and IFRS.  The information presented hereinbelow has been prepared in conformity with the IFRS that the Company considers that will be in effect or will be adopted early at December 31, 2012.  The accounting standards that will be applicable at December 31, 2012, including those that are optional, are not precisely known.  In addition, the accounting policies selected by the Company might be modified as a result of changes in the economic environment or in trends in the industry that are observable, subsequent to the issue of these consolidated financial statements.  Accordingly, the information disclosed in this Note is subject to changes.

a)            Optional exceptions in accordance with IFRS 1

Attributed cost
IFRS 1 allows for measuring an item of property, plant and equipment, as well as certain intangible assets: (i) for their fair value and using this value as the attributed cost; or (ii) using a revaluation under prior general accepted accounting principles (GAAP) of an item of property, plant and equipment at the transition date or prior thereto, as an attributed cost at the revaluation date if this was at that date substantially comparable: (a) at fair value; or (b) at cost or cost depreciated under IFRS adjusted to reflect changes in a general or specific price index.  The Company will adopt the following criteria:

●	For real property, use a revaluation under GAAP at a date prior to the date of transition as attributed cost;

●	for minor property and equipment and certain intangibles, use their values restated in accordance with GAAP at a date prior to the transition as an attributed cost;

●	for indefinite-lived intangible assets (trademarks), use the fair value related to the acquisition of FASA, which was completed in October 2010.

At the transition date, the valuation effect will be recognized against opening balance of retained earnings.

Employee benefits
At the transition date, the Company will apply IAS 19, “Employee benefits” (revised), which eliminates the use of the “corridor method” that trends to defer actuarial gains and losses, and it is required to be recorded in other items of comprehensive income.  Therefore, the Company will recognize actuarial gains and losses existing at the date of transition against the opening balance of retained earnings.  As of the transition date, the Company will recognize the effect of all actuarial gains and losses in “other comprehensive income” in the period in which they are accrued.

In the transition date, the Company will eliminate the liability of termination benefits due to a cause other than restructuring under Mexican FRS against retained earnings.  Under IAS 19, this item is recognized when the entity has the legal obligation with its employees. If not, its effect is recorded in income as accrued.

Accumulated translation differences
At the transition date, the Company will reverse the accumulated effect of translation gains or losses generated under Mexican FRS.  This exception allows for not determining the effect for translation under IAS 21, “Effects of changes in foreign currency exchange rates”, from the date on which the subsidiary was incorporated or acquired or the investment was accounted for by the equity method.  Therefore, the Company will transfer the balance of the “Accumulated translation effect” against the opening balance of retained earnings as of the transition date.  This reclassification would not affect the balance of stockholders’ equity.

Investments in subsidiaries, jointly controlled entities and associates
IFRS 1 allows for valuing these investments as of the transition date as indicated below, provided that the entity selects the “cost model” instead of fair value for valuing those investments in their separate financial statements:

●	at cost, determined in accordance with IAS 27, “Consolidated and individual financial statements”; or

●
at the attributed cost that can be: (i) fair value under IAS 39, “Financial Instruments: Recognition and Measurement” as of the transition date in the individual financial statements of the entity; or carrying value on that date under prior GAAP.

As of the transition date, the Company will recognize its investments in subsidiaries and associates in its individual financial statements at their carrying value under prior GAAP.

Assets and liabilities of subsidiaries
IFRS 1 allows that if a holding company becomes a first-time adopter later than its subsidiary, in its consolidated financial statement, it should measure its assets and liabilities of the subsidiary on the date of transition at the same carrying values as in the IFRS financial statements of the subsidiary, after consolidation adjustments, equity method adjustments and for the effects of the business combination.

Pursuant to the foregoing, the Company will value the assets and liabilities of its subsidiaries in Brazil and Chile that had adopted IFRS before the Company did at the same carrying values that they have in the financial statements under IFRS of those subsidiaries, after the adjustments discussed above.

Business combinations
IFRS 1 allows IFRS 3, “Business combinations” (IFRS 3) to be applied prospectively, as of the transition date or from a specific date prior to the transition date.

The Company will apply IFRS 3 prospectively to business combinations that occur as of the transition date.  Therefore, the business combinations agreed upon prior to the transition date will not be reestablished.  Consequently, the goodwill balance determined in accordance with prior GAAP at the transition date was not affected by the migration.  Consequently, the carrying amount of the assets acquired and liabilities assumed in the business combination will be their attributed cost, in accordance with IFRS on that date.

Tax criteria
Under Mexican FRS, the tax effect related to the adoption of a tax criterion is determined in accordance with a model of likelihoods; therefore, an entity is not required to record a tax liability, unless a disbursement of economic resources is likely or when the obligation can be estimated reasonably.

In accordance with IFRS, that effect is recognized under the confidence level that a tax position acquires or expects to acquire.  Therefore, the tax effect of a position should be recognized only if it meets the “more likely than not” standard limit to be admitted based on its technical merits (laws, regulations, rules, etc.).  Toward this end, the entities assume that the tax authorities will examine and they will have all the relevant information for each position.  If a tax position is not considered as “more likely than not”, no benefit of the position will be recognized in the financial statements.

Management is about to determine if there are effects associated with uncertain tax liabilities that might result in the recognition of a provision in its opening statement of financial position under IFRS, which it will apply against the opening balance of retained earnings.

Impact of inflation
In accordance with Mexican FRS B-10, the impact of inflation is recognized when the economic environment of the entity is inflationary (inflation equal to or above 26 percent accumulated in the three annual prior fiscal years).  IAS 29, “Financial Reporting in Hyperinflationary Economy” an economy is hyperinflationary when inflation in that period approximates or exceeds 100 percent.

The last hyperinflationary period for Mexico was 1997 (Brazilian and Chilean operations were acquired in 2008 and 2010, respectively).  Accordingly, the Company will eliminate the impact of inflation previously recorded in Mexico for the period of 1998 up to December 31, 2007.

b)            Exceptions to the retroactive application of other IFRS

Estimates
The estimates in accordance with IFRS at the transition date will be congruent with those carried out for the same date according to prior GAAP (after making the necessary adjustments to reflect any difference in accounting policies), unless there is evidence that these estimates were erroneous.  The Company will review its estimates at the transition date; however, it estimates that there will be no changes to the estimates made previously.

22.          Differences between Mexican FRS and U.S. GAAP:

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

a)            Impact of inflation

As discussed in Note 3 e) hereinabove, through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the inflation impact was recognized in accordance with Mexican Bulletin B-10, “Recognition of the impact of inflation on the financial information (Integrated document)” (Bulletin B-10), regardless of the level of inflation.  The inflation adjustments effect previously recognized is maintained in the financial statements of the last year reported in accordance with Mexican FRS B-10, which superseded Bulletin B-10.  FRS B-10 requires that the restated amounts of nonmonetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008.  Therefore, those carrying amounts affected the net income of 2011, 2010, and 2009.  For example, depreciation expense is based on carrying amounts of fixed assets that include inflation adjustments.

Effective January 1, 2008, the Group adopted FRS B-10 which sets forth the financial statements that recognize the inflation impact are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment (inflation equal to or higher than 26 percent accumulated in the three annual prior years).  Therefore, the Group has not recognized the impact of inflation for the years ended December 31, 2011, 2010, and 2009 due to the non-inflationary economic environment existing in the countries where the Group operates.

The reconciliation of the reported net income and stockholders’ equity from Mexican FRS to U.S. GAAP does not include the reversal of inflation accounting adjustments as of and for the years ended December 31, 2011, 2010 and 2009 as permitted by the Form 20-F of the Securities and Exchange Commission of the United States of America.  Nevertheless, the economic environment effect that is inflationary under Mexican FRS, but not hyperinflationary under US GAAP arising as of 2008 and henceforth represents a difference that should be reconciled for U.S. GAAP purposes.

Other than inflation accounting, the principal differences between Mexican FRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustments between Mexican FRS and U.S. GAAP.

b)            Statement of cash flows

At December 31, 2011, 2010, and 2009, the statements of cash flows prepared under the indirect method in a non-inflationary economic environment presents cash inflows and outflows of the period which do not include the impact of inflation of the period, and therefore, the amounts of statements of cash flows are presented in nominal Mexican pesos.  Accordingly, the statements of cash flows prepared in accordance with Mexican FRS present substantially the same information as required under U.S. GAAP as interpreted by “Statement of Cash Flows” (ASC 230), except for the recognition in operating, financing and investing activities of the U.S. GAAP adjustments which are not material.  Therefore, the Group considers that no reconciliation is needed.

Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, in accordance with Mexican FRS B-10.  Accordingly, the statements of cash flows will recognize its appropriate presentation when the financial statements are restated to constant Mexican pesos in accordance with the FRS B-10 (Note 3 e).  Under ASC 230, a statement of cash flows presents only cash movement and excludes non-cash items.  This standard does not provide guidance on inflation-adjusted statements of cash flows.

c)            Deferred income tax

i)             In accordance with currently tax legislation in Mexico, the IETU Law co-exists with the Income Tax Law for determining the taxes on earnings for the period.  Therefore, the Mexican entities pay Income Tax or IETU, whichever is higher.  At December 31, 2011, Management performed an analysis to determine the tax base on which the Group will assess its operations when there is more than one tax base in the same jurisdiction.  Accordingly, the Group recognizes deferred taxes on earnings based on the tax regime that is expected to prevail in the future.  At December 31, 2011, Management determined that income tax will be the tax on earnings that will be paid by in the short and medium-term, instead of IETU.  Accordingly, the companies accounted for the deferred income tax effect, in accordance with Mexican FRS D-4, “Taxes on earnings” and its related IFRS-8, “Effect of Corporate Flat Tax”.

The Group determines the deferred income tax effect under Mexican FRS in a manner similar to U.S. GAAP by using the “asset and liability method”, by applying tax laws and income tax rates which are enacted or substantially enacted at the closing date of the financial statements to the total temporary differences, as well as tax loss carryforwards and tax credits.

Nevertheless the foregoing, there are specific differences as compared to the calculation under ASC 740, “Accounting for Income Taxes”, as follows: (i) Under Mexican FRS, inflation effects on the balance of deferred taxes generated by monetary items are recognized in the income statement as part of the monetary position result when entities operate in an inflationary economic environment. Under U.S. GAAP, the deferred taxes balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision; (ii) should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation on the deferred income tax not recognized in the periods in which the economic environment was non-inflationary, in accordance; and (iii) the effects of deferred income tax on the reconciling items between Mexican FRS and U.S. GAAP.

ii)            For Mexican FRS, the deferred tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reverse and materialize, while under US GAAP, deferred tax assets and/or liabilities should be classified as short-term or long-term items depending on the nature of the line item that gives rise to such deferred tax assets and liabilities.  A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including the deferred income tax asset related to tax loss carryforwards, is classified in accordance to its expected reversal date.  At December 31, 2011 and 2010, the deferred income tax effect under Mexican FRS and US GAAP was classified as follows:

	Constant mexican pesos
	Mexican GAAP				U.S. GAAP
	2011		2010		2011		2010
Current	Ps.		Ps.		Ps.	(298,055)	Ps.	(217,876)
Noncurrent		(393,277)		(76,508)		(95,222)		141,368
	Ps.	(393,277)	Ps.	(76,508)	Ps.	(393,277)	Ps.	(76,508)

The effects of deferred income tax on the reconciling items between Mexican FRS and U.S. GAAP (basically the funded status), for 2011 and 2010 amounted to Ps. ------ and Ps. 33,887, respectively, as noncurrent deferred income tax asset for U.S. GAAP purposes.

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

At December 31, 2011, the income tax asset consisted of Mexican income tax asset in the amount of Ps. (86,350) and Chilean income tax asset in the amount of Ps. (306,927).  At December 31, 2010, the income tax asset consisted of Mexican income tax liability in the amount of Ps.213,692 and Chilean income tax asset in the amount of Ps. (290,200).

iii)           Effective January 1, 2010, the Mexican tax authorities approved the tax consolidation regime change which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth by applying the provisions discussed in Note 17 d).  Under Mexican GAAP, based on Interpretation 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings”, this change was recognized against prior year retained earnings in the amount of Ps. 133,619.  Under US GAAP a change in tax status that results from a change in tax law is recognized on the enactment date.  Consequently, the effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations.  Therefore a reconciliation line item is shown in Note 22).

d)           Accounting for uncertainty in income taxes

Under Mexican FRS, there are no specific guidelines for recording uncertain tax positions.  Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable.  For U.S. GAAP, the Group adopted ASC 740, “Accounting for Uncertainty in Income Taxes” effective January 1, 2007 (ASC 740).  This standard defines the confidence level that a tax position has taken or is expected to be taken in a tax return to be recognized in the financial statements.  The evaluation is a two-step process: recognition and measurement of a tax position.  The tax effects of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits (legislation and statutes, legislative intent, regulations, rulings, and case law) at the reporting date.  For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information for each position.

The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position.  If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized in the financial statements.  The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.  At December 31, 2011 and 2010, there are no uncertain tax positions “more-likely-than-not” that should be recognized in the Group.  Therefore, no reconciling item from Mexican GAAP to U.S. GAAP is needed.

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

e)            Deferred employee profit sharing

The Companies established in Mexico are obligated to pay profit sharing to its employees.  Profit sharing is calculated by applying a 10 percent annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law in Mexico.  Deferred employee profit sharing is determined by applying the “asset and liability method”.  Employee profit sharing is classified as an operating expense for U.S. GAAP purposes, whereas for Mexican FRS is classified in “other expenses, net”.  At December 31, 2011 and 2010, the amount of deferred employee profit sharing asset was not material, and its effect was included with a related valuation allowance, in accordance with Mexican FRS and U.S. GAAP.

f)             Employee benefits

i)             Effective January 1, 2008, the Group adopted Mexican FRS D-3, “Employee Benefits” (FRS D-3). This standard eliminates the recognition of an additional labor liability for the difference between actual benefits liability and the net projected liability.  In addition, the balance of unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss accrued through December 31, 2007, should be amortized in income over a maximum period of five years, while the new actuarial results generated after the adoption of FRS D-3 are amortized normally over the employees’ estimated active service lives following the “corridor method”.       At December 31, 2011, 2010, and 2009, the effect of these differences was not material.

ii)            The adoption of Mexican FRS B-10 requires the application of real rates for actuarial calculations for entities that operate in inflationary economic environments and nominal rates for those that operate in non-inflationary economic environments.  The Group uses those same criteria under U.S. GAAP.  Nevertheless, the economic environment effect that is inflationary under Mexican FRS, but not hyperinflationary under US GAAP, arising as of 2008 and henceforth represents a difference that should be reconciled for U.S. GAAP purposes.

iii)           For U.S. GAAP purposes, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans“ (ASC 715, “Compensation-Retirement Benefits”) requires employers to recognize the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs.  Accordingly, under U.S. GAAP the Company is required to fully recognize as an asset or liability for the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans.

At December 31, 2011, 2010 and 2009, the funded status (benefits’ obligation less fair value of plan assets) of the defined benefit pension and other postretirement plans that considers the unrecognized net transition obligation, negative plan amendments and unrecognized net loss (gain) amounted to Ps.121,417,  Ps. 112,954 and Ps. 66,115, respectively, which was recorded in other comprehensive income, net of income tax.  Therefore a reconciliation line item is shown in Note 23).

g)            Goodwill

Goodwill recognized under Mexican FRS has been adjusted for U.S. GAAP purposes because beginning January 1, 2002, goodwill is not amortized under U.S. GAAP, while under Mexican FRS goodwill was amortized until December 31, 2004.  Therefore a reconciliation line item is shown in Note 23).

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

Under U.S. GAAP, the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of the reporting unit exceeds its fair value, the “second step” of the goodwill impairment test discussed below is applied by the Group to measure the amount of impairment loss, if any.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

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

The situation referred to above, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” (Note 3 n) under Mexican FRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP, generate, when applicable, different amounts of impairment losses.  In addition, under U.S. GAAP subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed, while Mexican GAAP allows the reversal of the recognition of impairment under certain circumstances.  Moreover, impairment loss under U.S. GAAP is included in the determination of operating income.  Under Mexican FRS, this item is part of “Other expenses, net”.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in Brazil in the amount of Ps. 109,000 which differs from impairment loss under Mexican FRS due to referred to above.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000.  Therefore a reconciliation line item is shown in Note 23).

During the last 2010 quarter, based on the results of the goodwill and indefinite-lived intangible assets testing for impairment, the Group determined the fair value of a reporting unit exceeds its carrying amount of goodwill and indefinite-lived intangible assets, under USGAAP and Mexican FRS.

During 2011 under USGAAP, the Group recorded an estimated impairment loss in connection with its reporting units in Drogueros and Citem in the amount of Ps. 46,210, Ps. 56,456, respectively.  This estimate differs from impairment loss under Mexican FRS due to the factors referred to above.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 78,425 and Ps. 56,456, respectively.  Therefore a reconciliation line item is shown in Note 23).

h)            Other classification differences

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP.  A description of these different classifications is as follows:

Under Mexican FRS several unusual or non-recurring transactions, such as restructuring costs (severance payments), gain or losses on the disposal of fixed assets and impairment losses, as well as financial expenses from labor liabilities and employee profit sharing, are included in “Other (income) expenses”.  Under U.S. GAAP these items are recorded in operating expenses.  At December 31, 2011, 2010 and 2009, the effect of these unusual or non-recurring transactions was not material.

At December 31, 2011, the amount of long-lived assets classified as held for sale for approximately Ps. 29,341 was classified as “other current assets” under Mexican FRS, whereas under U.S. GAAP such amount is presented separately in the statement of financial position.

23.           Reconciliation from Mexican FRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between Mexican FRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by Mexican FRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),
	except per share
NET INCOME							Convenience
	Year						translation
	2011		2010		2009		2011

Controlling interest net
income under Mexican FRS	Ps.	72,639	Ps.	276,934	Ps.	280,278	$5,196

Additional employee retirement liability
(Note 22.f)		(5,925)		(22,339)		412	(424)
Unrecognized net transition
obligation (Note 22.f)		32,215		(5,887)		(1,489)
Impairment loss (Note 22.g)						101,000	2,305
A change in the tax status of the Group (Note 22.c)						(133,619)
		26,290		(28,226)		(33,696)	1,881
Controlling interest net income under U.S. GAAP	Ps.	98,929	Ps.	248,708	Ps.	246,582	$7,077

Noncontrolling interest net income under U.S. GAAP	Ps.	4,346	Ps.	(6,884)	Ps.		$311

Weighted average common
shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted earnings per
share under U.S. GAAP	Ps.	0.39	Ps.	0.91	Ps.	0.93

STOCKHOLDERS’ EQUITY					Convenience translation
	2011		2010		2011

Stockholders’ equity under Mexican FRS	Ps.	7,107,767	Ps.	7,082,848	$508,471
Additional employee retirement liability		(84,992)		(79,067)	(6,080)
Unrecognized net transition obligation
Amortization and impairment of goodwill		160,143		127,928	11,456
		75,151		48,861	5,376
Stockholders’ equity under U.S. GAAP	Ps.	7,182,918	Ps	7,131,709	$513,847
Noncontrolling interest Stockholders’ equity under U.S. GAAP	Ps.	155,741	Ps	151,395	$11,141

Changes in stockholders’ equity under U.S. GAAP					Convenience Translation
	2011		2010		2011

Stockholders’ equity under U.S. GAAP as of beginning of the year	Ps.	7,131,709	Ps.	6,728,296	$510,184
Comprehensive income under U.S. GAAP		51,209		403,413	3,663
Dividends paid
Stockholders’ equity under U.S. GAAP at year end	Ps.	7,182,918	Ps.	7,131,709	$513,847

Comprehensive income under U.S. GAAP					Convenience Translation
	2011		2010		2011

Controlling interest net income under U.S. GAAP	Ps.	98,929	Ps.	248,708	$7,077
Accumulated effect on Translation		(52,066)		3,310	(3,725)
Noncontrolling interest		4,346		151,395	311
Comprehensive income	Ps.	51,209	Ps.	403,413	$3,663

24.          Supplementary U.S. GAAP disclosures:

a)            Financial instruments with off-balance-sheet risk

Under ASC 825, “Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico, as well as Rio de Janeiro, Brazil, and effective October 2010, Chile and Peru.  No single customer accounted for a significant amount of the Group’s sales in fiscal 2011, 2010 and 2009, and there were no significant accounts receivable from a single customer for the same years.  Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangements that has or is reasonably likely to have a current or future material effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

b)            Accounts receivable

The majority of the Group’s accounts receivable is due from companies in the pharmaceutical products activities.  Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required.  Accounts receivable are due within a 60-120 day term and are stated at amounts due from customers net of an allowance for doubtful accounts.  Accounts outstanding longer than the agreed upon payment terms are considered past due.  The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.  The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to income.

c)            Impairment of other long-lived assets

Under U.S. GAAP, an impairment occurs when the amount of the estimated future cash flows that may be reasonably expected to be obtained through the use of the property and equipment during its remaining economic useful life, reduced by the operating costs and expenses associated with such cash flows, is less than the net carrying value of this assets.  The impairment that must be charged to operations is the amount by which the net book value exceeds its recovery value.  Other long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur.  Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” of Mexican FRS is virtually identical to U.S. GAAP, except that the reversal of the recognition of impairment is permitted under Mexican FRS, as well as that the impairment is charged in “other expenses, net”, in lieu of being charged to operations under U.S. GAAP.

d)            Business combinations

ASC 805, “Business Combinations” sets forth guidelines to accounting for the acquisition of business by using the purchase method.  This guidance requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree.

The measurement requirements results in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests.  The Group recognizes in income any gain on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree.  Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business are included as part of the business combination accounting.  As a result, those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

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

Mexican FRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP under ASC 805.

Goodwill impairment testing

The new business combination guidance amends the goodwill impairment test requirements.  For a goodwill impairment test as of the effective date of the new guidance, the value of the reporting unit and the amount of implied goodwill, calculated in the second step of the test, is determined in accordance with the measurement and recognition guidance on accounting for business combinations under the new standard.  This new guidance is effective January 1, 2009 for the Group and applies to goodwill related to all acquisitions.  The Groups’s adoption of this provision had no impact on the results of its impairment testing subsequent to that date.

e)            Effect on income taxes in a business combination

The Group records all changes to a valuation allowance for acquired deferred income tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by reducing income tax expense.  However, ASC 805, “Business Combinations” amends ASC 740, “Income Taxes” to require the Company to recognize changes to the valuation allowance for an acquired deferred tax asset or the effect of changes in an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill.  This accounting is required effective January 1, 2009 for the Group and applies to valuation allowances and tax positions related to all acquisitions.

At December 31, 2011 and 2010, the Group does not have a valuation allowance related to deferred tax assets acquired in the business combination.

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

A primary beneficiary is the entity that assumes the variable interests of a VIE, or the majority of them in the case of partnerships, directly or jointly with related parties, and is the entity that should consolidate the VIE.  In connection with its related parties, the Group considers that related parties are not VIEs under the scope of ASC 810, and, therefore, as of and for the years ended December 31, 2011 and 2010, the Group has not consolidated any assets, liabilities or operating results of such entities.

g)            Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in Mexico, Brazil and effective October 2010, Chile.  Those fluctuations impact the long-term debt incurred from loans obtained from Chilean and Mexican banks, as well as marketable bonds incurred by the Group.  In addition, the Group obtained various secured and unsecured loans in various amounts for the financing of its operations as well as to acquire the shares issued and outstanding representative of the capital stock of FASA.

The Group has managed its interest rate risks considering the available financing rates in the market.  In addition, at the issue date of the financial statements, the Group had entered into cash flows hedges contracts (Dollar / Peso Forwards).  The Company agreed upon these transactions in different months of the year to look for a future U.S. dollar purchase price on different dates, and to be able to meet its U.S. dollar denominated commitments.  Management estimates that the changes in cash flows of these instruments maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge. The Company does not carry out derivative instruments trading.

h)            Fair value measurements

ASC 820, “Fair Value Measurements and disclosure” (ASC 820) redefines the concept of fair value and establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements.  This guidance does not eliminate practicability exceptions that exist in accounting pronouncements amended by this guidance when measuring fair value.

Under Mexican FRS, in addition to certain investments in trading securities which are recorded at their quoted market prices, the Group recognizes its derivative financial instruments at their estimated fair value.  Under U.S. GAAP, the fair value is an “Exit Value,” which is the price that would be received to sell an asset or pay a liability in an orderly transaction between market participants at the measurement date.  Under Mexican FRS, fair value is equivalent a settlement amount at the balance sheet date while the Exit Value under U.S. GAAP considers the counterparty’s credit risk in the valuation.

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

i)             Effective date of ASC 820

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

In accordance with the aforementioned, at December 31, 2009, the Group recorded an estimated impairment loss in connection with its reporting unit in Brazil in the amount of Ps. 109,000 which differs from impairment loss under Mexican GAAP.  Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000 (Note 22 g).  For that purposes the Group considered the level 3 of the fair values hierarchy.

j)             Noncontrolling interests

On January 1, 2009, the Group adopted ASC 810, “Noncontrolling Interests in Consolidated Financial Statements”.  ASC 810 changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary.  The new standard defines a new term—noncontrolling interests—to replace what were previously called minority interests.  ASC 810 establishes non-controlling interests as a separate component within the equity of a consolidated entity.  Also ASC 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  The Group’s adoption of this provision did not have an impact on its consolidated financial position and results of operation.

k)            Employers Disclosures about Postretirement Benefit Plan Assets

On January 1, 2010, the Group adopted ASC 715, “Compensation-Retirement, 20, “Defined Benefits Plans- General, 50”).  This standard provides additional guidance regarding employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan.  The adoption of this interpretation increases the disclosures in the Group’s consolidated financial statements.

l)             Recently Issued Accounting Pronouncements

●            On January 1, 2010, the Group adopted the Accounting Standard Update (ASU) 2009 16, “Transfers and Servicing (ASC 860: Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140))”.

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

ASC 860 limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  ASC 860 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.  ASC 860 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.  Enhanced disclosures are also required by ASC 860.  Adoption of this provision did not have an impact on the consolidated financial position and results of operation.

●            In June 2009, ASC 810, “Consolidation”, was issued.  ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities.  The Group’s adoption of this provision had no impact on its consolidated financial position and results of operation.

●             In October 2009, ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” was issued,  allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable.  ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.  ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Adoption of this provision did not have an impact on the consolidated financial position and results of operation.

●             In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”.  The amendments require an entity to provide additional disclosures about its financing receivables on a disaggregated basis including a roll-forward schedule, the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and an aging schedule, among others.  The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.

●             In February 2010, the FASB issued ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements”.  This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, and removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements.  According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP.  Adoption of this provision had no impact on the Group’s consolidated financial statements.

U.S. GAAP

There are no significant new accounting pronouncements effective in year 2011 impacting the Group.

New ASU applicable to the Company are as follows:

●   ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” issued in June 2011 (ASU 2011-05)

Under ASU 2011-05 an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive  income, along with a total for comprehensive income.

ASU 2011-05 should be applied retrospectively. For public entities is effective for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Company's financial statements.

●   ASU 2011-08 “Intangible-Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (ASU 2011-08)

Under ASU 2011-08, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9.  Under ASU 2011-08, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period.

ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Company's financial statements.