Form 20-F/A
period 2011-12-31
GRUPO CASA SABA SA DE CV
filed 2012-05-18
CIK 906779

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2011 (“2011 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on May 15, 2012, to (i) include in “Item 16F.  Change in Registrant’s Certifying Accountant” a reference to the letter of KPMG Auditores Consultores, Ltda and a reference to the modification of their report dated January 13, 2012 filed as an Exhibit to  this Amendment No. 1 under “Item 19. Exhibits” hereof and (ii) include in “Item 18. Financial Statements” the Report of the Independent Registered Public Accounting Firm, on page F-5 of our 2011 Annual Report on Form 20-F, with respect to the underlying consolidated financial statements of Farmacias Ahumada S.A., a wholly owned subsidiary, as of December 31, 2010 and 2009 and for the periods then ended.  Such subsidiary’s financial statements have been restated as described in note 3 (a) to our consolidated financial statements, and accordingly,  the financial statements previously issued by Farmacias Ahumada S.A. as of December 31, 2010 and the period from October 3, 2010 to December 31, 2010 are hereby withdrawn and the Report of the Independent Registered Public Accounting Firm thereon dated June 30, 2011, previously filed with the Commission in our Annual Report on Form 20-F for the year ended December 31, 2010 should no longer be relied upon.

As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934, we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 1 under “Item 19. Exhibits” hereof.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in our 2011 Annual Report on Form 20-F or reflect any events occurred after the May 15, 2012 filing date of our 2011 Annual Report on Form 20-F in any way.

1

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

The audit report of KPMG Chile on the consolidated financial statements of FASA as of December 31, 2010 and 2009 and for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009 did not contain any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, except that (i) in their audit report dated June 30, 2011, they expressed a qualified opinion on FASA’s consolidated financial statements due to the omission of the comparative financial statements and related notes as required by Mexican Financial Reporting Standards and (ii) in their audit report dated January 13, 2012, they expressed an audit scope modification relative to the restatement of FASA’s consolidated financial statements derived from the adjustments for the correction of errors described in note 4 to such financial statements.

A letter from KPMG Chile is attached as an Exhibit to this report on Form 20-F/A.

2

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

Item 19.	Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Bylaws (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-12632) filed on July 15, 2009).

4.1	Copy of the translation of the credit facility agreement entered into by the Company, as borrower, with HSBC México and Banco Mercantil del Norte, as lenders, dated August 30, 2010.

3

Exhibit Number	Description of Exhibits

4.2
Summary of the amended and restated credit facility agreement entered into by the Company, as borrower, with HSBC México and Banco Mercantil del Norte, as lenders and HSBC México and HSBC Chile as collateral agents , dated August 10, 2011.

4.3
Summary of the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and second beneficiaries, with the Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.

4.4
Summary of the amendment to the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as beneficiaries and The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.

4.5	Summary of the non-possessory pledge agreement entered into by the Company as pledgor, with HSBC México as pledgee.

4.6
Summary of the amendment to the non-possessory pledge agreement entered into by and between Casa Saba, S.A. de C.V.as pledgor and HSBC México, S.A., Institución de Banca Múltiple, GrupoFinanciero HSBC, trust division, in its capacity of Mexican Collateral Agent as pledgee.

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

15.1	Letter from KPMG Auditores Consultores, Ltda.*

* Filed herewith.

SIGNATURE

GRUPO CASA SABA, S.A.B. DE C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 17, 2012	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Gabriel Saba D’jamus
Name: Gabriel Saba D’jamus
Title: Chief Executive Officer

4

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

Salles, Sainz-Grant Thornton, S.C.

Mexico City, Mexico
May 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Farmacias Ahumada S.A.

We have audited, before the effects of the adjustments for the correction of the errors described in Note 4, the accompanying consolidated balance sheets of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009. The 2010 and 2009 financial statements before the effects of the adjustments discussed in Note 4 to the consolidated financial statements have been withdrawn and are not presented herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our report dated June 30, 2011, we expressed a qualified opinion on the Company’s 2010 consolidated financial statements due to the omission of the 2009 comparative financial statements and their related notes as required by Mexican Financial Reporting Standards. As described in Note 1 to the accompanying consolidated financial statements, the Company has included the 2009 comparative financial statements and their related notes to correct the previous omission. Accordingly, our present opinion on the 2010 consolidated financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the restatement described in Note 4 to correct the errors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009, in conformity with Mexican Financial Reporting Standards.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the errors described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by the Company’s parent entity’s auditor Salles, Sainz – Grant Thornton, S.C.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in notes 26 and 27 to the consolidated financial statements.

KPMG Ltda.

/s/ Cristián Bastián E.

Santiago, Chile
January 13, 2012

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

Therefore in accordance with MFRS B-1 (Accounting changes and error corrections), the financial statements has been restated at December 31, 2010 and 2009, respectively.

The errors accounting changes to the consolidated financial statements affecting retrospectively to Farmacias Ahumada S.A. and subsidiaries at December 31, 2010 were as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivables (1)	585,729	(17,165)	568,564

Property, furniture and equipment, net (2)	2,327,395	(12,788)	2,314,607

Income taxes and employee profit sharing (3)	290,200	(6,678)	283,522

Suppliers (4)	3,056,018	5,474	3,061,492

Other accruals (5)	247,910	53,175	301,085

Employee benefits (6)	59,098	18,959	78,057

Retained earnings (7)	167,654	(114,239)	53,415

The errors accounting changes to the consolidated financial statements affecting retrospectively to Farmacias Ahumada S.A. and subsidiaries at October 3, 2010 were as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivables (1)	583,785	(17,165)	566,620

Property, furniture and equipment, net (2)	2,374,094	(12,788)	2,361,306

Income taxes and employee profit sharing (3)	282,423	(6,678)	275,745

Suppliers (4)	3,660,555	5,474	3,666,029

Other accruals (5)	366,769	53,175	419,944

Employee benefits (6)	58,781	18,959	77,740

Retained earnings (7)	269,133	(114,239)	154,894

The errors accounting changes to the consolidated financial statements affecting retrospectively to Farmacias Ahumada S.A. and subsidiaries at December 31, 2009 were as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivables (1)	312,366	(15,432)	296,934

Property, furniture and equipment, net (2)	2,523,591	(7,639)	2,515,952

Suppliers (4)	4,046,801	2,303	4,049,104

Other accruals (5)	79,716	43,536	123,252

Employee benefits (6)	70,303	18,959	89,262

Retained earnings (7)	325,023	(87,869)	237,154

The errors accounting changes to the consolidated financial statements affecting retrospectively to Farmacias Ahumada S.A. and subsidiaries at October 3, 2009 were as follows:

	Previously reported amounts	Error corrections	Restated amounts
Other receivables (1)	281,510	(15,432)	266,078

Property, furniture and equipment, net (2)	2,553,779	(7,639)	2,546,140

Suppliers (4)	3,289,976	2,303	3,292,279

Other accruals (5)	832,416	43,536	788,880

Employee benefits (6)	108,221	18,959	89,262

Retained earnings (7)	264,733	(87,869)	176,864

(1)	Due to changes at December 2008 on tax law, FASA will not recover the taxes paid on dividend from its subsidiaries in Mexico.

(2)
Farmacias Ahumada S.A. recognized leasehold improvements as assets. In accordance with MFRS C-6 the company shouldn´t recognize these leasehold improvements as assets, because such improvements were expenses.

(3)	The Mexican subsidiary recognized income taxes related with the error calculate Employee Benefits.

(4)	Farmacias Benavides S.A.B. de C.V. Mexican subsidiary deduct from account payable the return goods amounts which were not accepted by the supplier.

(5)
In accordance to MFRS C-9, the provisions should be recognized when present, legal or assumed obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated, The company registered at December 31, 2009 and 2008 other Accruals as following: (i) register of employee indemnizations; (ii) Expenses for completions fine coming from Peru subsidiary. In accordance with MFRS the adjustment does accomplish with the standards.

(6)	Farmacias Ahumada S.A. recognized an error on the estimation in employee benefits related with benefits retirement pensions.

(7)	All accounting errors were recognized in Retained Earnings.

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