Form 20-F/A
period 2011-12-31
GRUPO CASA SABA, S.A.B. DE C.V.
filed 2013-09-17
CIK 906779

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

Yes ☐                                       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                                       No ☒

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

Yes ☒                                      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Not applicable

Yes ☐                                       No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                                       No ☒

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F/A (“Amendment No. 2”) amends the Annual Report on Form 20-F of Grupo Casa Saba, S.A.B. de C.V. (the “Group”) for the fiscal year ended December 31, 2011 (the “Original Filing”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2012.

This Amendment No.2 is being filed to amend “Item 3A. Selected Financial Data”, “Item 5. Operating and Financial Review and Prospects,” “Item 15. Controls and Procedures,” “Item 18. Financial Statements,” and “Item 19. Exhibits”of the Form 20-F to (i) restate the Group’s previously filed consolidated financial statements and related financial statement schedule for the fiscal years ended December 31, 2011, 2010 and 2009, (ii) attach an unqualified audit report on the financial statements issued under the standards of the Public Company Accounting Oversight Board (U.S.) by our independent registered public accounting firm, Salles Sainz-Grant Thornton (SS-GT), (iii) amend management’s controls and procedures disclosures, including management’s assessments of disclosure controls and procedures and internal control over financial reporting as of December 31, 2011 and iv) amend SS-GT’s attestation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 (collectively, the “Restatement). The restatement of financial statements resulted from errors to the Group’s previously filed consolidated financial statements as of December 31, 2011 and 2010 and for the three fiscal years in the period ended December 31, 2011.

This Amendment also reflects the changes to “Item 16F. Change in Registrant’s Certifying Accountant” which were included in Amendment No. 1 to the Original Filing, as filed with the SEC on May 18, 2012 (“Amendment No. 1”).

As required by Rule 12b-15 of the U.S. Securities Exchange Act of 1934, we are including currently-dated certifications by our principal executive officer and our principal financial officer as exhibits to this Amendment No. 2 under “Item 19. Exhibits” hereof.

The Amendment No. 2 does not reflect events occurring after the filing of Amendment No. 1. Accordingly, the Amendment should be read in conjunction with the Original Filing and Amendment No. 1, as well as the Company’s other filings made with the SEC subsequent to the filing of Amendment No. 1.

i

PART III

Item 17.	Financial Statements	153

Item 18.	Financial Statements	153

Item 19.	Exhibits	153

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

The risks and uncertainties involved in the forward-looking statements are detailed from time to time in reports we file with the SEC and include, among others, the following:

•	International, national and local general economic, financial and market conditions, inflation and interest rate movements;

•	The overall size and growth of the Mexican, Brazilian, and Chilean pharmaceutical markets;

•	The level of competition among distributors, suppliers and sellers of pharmaceuticals;

•	Fluctuations and difficulty in forecasting operating results;

•	Our ability to integrate acquisitions and expansion into new markets;

•	Our ability to operate our retail pharmacy business efficiently;

•	Dependence on suppliers and clients;

•	General risks associated with doing business in Mexico, Brazil and Chile including political and economic instability and changes in government regulations; and

•	Other factors referenced in this annual report.

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

Item 2.           Offer Statistics and Expected Timetable

Not applicable.

Item 3.           Key Information

(a)  Selected Financial Data

Our audited consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in some significant respects from U.S. GAAP. Note 22 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us. Note 23 to our audited consolidated financial statements provides a reconciliation to U.S. GAAP of net income and stockholders’ equity.

We publish our consolidated financial statements in Mexican Pesos.

Through the end of 2007, Bulletin B-10, “Recognition of the impact of inflation on the financial information (integrated document)” required us to recognize certain effects of inflation in our consolidated financial statements, including the requirement to restate financial statements from prior periods to constant Pesos as of the end of the most recent period presented. The method of restatement required us to calculate a restatement factor using a weighted average rate based upon the Mexican National Consumer Price Index, or NCPI. The recognition of the effects of inflation through December 31, 2007 principally resulted in the recognition of gains and losses for inflation on monetary and non-monetary items, which were presented in the financial statements. See Note 3(e) to our consolidated financial statements.

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

As discussed in Note 3 a) “Accounting error corrections” subparagraphs i) and ii) to our audited consolidated financial statements, the Group´s 2011 and 2010 consolidated financial statements have been restated to correct certain accounting errors. As a result, there are some differences in the figures and items that are presented in this table from the original filing. Please see Note 3 a) to our audited consolidated financial statements for an explanation of the items that were affected by the restatement.

Year ended December 31	2011 Restated	2010 Restated	2009	2008	2007	2011 (1) Restated
	(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Mexican FRS:
Net sales	46,568,226	33,840,754	29,791,657	28,400,059	25,259,662	3,331,370
Gross profit	8,683,513	4,527,791	3,225,855	3,065,588	2,484,257	621,196
Operating expenses	7,303,345	3,853,139	2,335,130	2,104,883	1,424,852	522,463
Operating income	1,380,168	674,652	890,725	960,705	1,059,405	98,733
Comprehensive cost of financing, net	1,040,060	262,240	262,243	181,118	17,848	74,403
Other income (expense) (2)	(535,538)	(97,131)	(136,307)	58,189	51,756	38,311
Income (loss) before taxes on earnings	(189,268)	318,181	492,175	897,567	1,093,313	(13,540)
Controlling interest net income (loss)	(516,798)	276,934	280,278	595,118	905,087	(36,970)
Non-controlling interest net income (loss)	4,346	(6,864)				311
Net income (loss) per Ordinary Share (3)	(1.89)	1.01	1.05	2.24	3.41
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
U.S. GAAP (4):
Net sales	46,568,226	33,840,754	29,791,657	28,400,059	25,259,662	3,331,370
Gross profit	8,683,513	4,527,791	3,225,855	3,065,588	2,484,257	621,196
Operating income	845,909	646,426	857,029	963,648	1,044,482	60,514
Income (loss) before taxes on earnings	(185,508)	289,955	458,479	900,510	1,078,390	13,271
Controlling interest net income (loss) (4)	(513,038)	248,708	246,582	598,061	890,164	(36,701)

Year ended December 31	2011 Restated	2010 Restated	2009	2008	2007	2011 (1) Restated
	(in thousands of Pesos and U.S. Dollars, except share and per share data)
Income Statement
Non-controlling interest net income (loss)	4,346	(6,864)				311
Net income (loss) per Ordinary Share (3)	(1.92)	0.91	0.93	2.25	3.35
Weighted average Ordinary Shares outstanding (in thousands) (3)	265,419	265,419	265,419	265,419	265,419
Balance Sheet Data
Mexican FRS:
Property and equipment, net	3,406,855	3,534,551	1,400,188	1,404,985	1,269,821	243,718
Total assets	31,600,215	31,312,711	15,087,669	14,647,532	12,039,715	2,260,597
Short-term debt	3,050,826	9,195,340	1,491,126	271,824		218,248
Long-term debt	9,505,715	2,289,346	891,644	1,053,000		680,014
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	80,391
Controlling interest stockholders’ equity (4)	6,362,589	6,931,453	6,651,209	6,609,761	6,092,720	455,163
Non-controlling interest stockholders equity	155,741	151,395				11,141
U.S. GAAP (4):
Property and equipment, net	3,406,855	3,534,551	1,400,188	1,404,985	1,269,821	243,718
Total assets	31,774,253	31,614,639	15,215,597	14,674,460	12,066,643	2,273,047
Short-term debt	3,050,826	9,195,340	1,491,126	271,824		218,248
Long-term debt	9,505,715	2,289,346	891,644	1,053,000		680,014
Capital stock	1,123,764	1,123,764	1,123,764	1,123,764	1,123,764	80,391
Controlling interest stockholders’ equity (4)	6,415,210	6,980,314	6,728,296	6,586,925	6,091,437	458,927
Non-controlling interest stockholders equity	155,741	151,395				11,141

(1)	Peso amounts have been translated into U.S. Dollars solely for the reader’s convenience, at the rate of Ps. 13.9787 per U.S. $1.00, which was the Peso to U.S. Dollar exchange rate as of December 31, 2011, as reported by the Mexican Central Bank in the Official Gazette of the Federation.

(2)	Other income consists of fees on returned checks, miscellaneous articles and non-taxable items adjustments and services. See Note 3(n) and Note 22(g) to our audited consolidated financial statements for a description of impairment of intangible assets included as other expenses.

(3)	Based on the weighted average number of Ordinary Shares outstanding during each year.

(4)	For a discussion of the principal differences between U.S. GAAP and Mexican FRS concerning net income and total stockholders’ equity as well as a partial reconciliation to U.S. GAAP of net income and total stockholders’ equity, see Notes 22 and 23 to our audited consolidated financial statements.

(b) Dividends

Under Mexico’s Ley General de Sociedades Mercantiles, or General Corporations Law, 5% of our net income in a given year must be allocated annually to a legal reserve. This legal reserve must be increased annually until it reaches 20% of our capital stock. After this allocation is made, it is then possible to make additional allocations, such as a contribution of funds for the payment of dividends or the creation of special reserves, generally, but not necessarily, upon the recommendation of our Board of Directors. We cannot pay dividends on our shares of capital stock, which we refer to as Ordinary Shares, unless these allocations are previously made. Additionally, the credit facility agreement entered into by the Company on August 30, 2010, as borrower, with HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, or HSBC Mexico, and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as lenders, for the amounts of Ps. 5,773,857,695 and Ps. 1,950,000,000, respectively (the “Acquisition Loan”) provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on our capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions. These limitations will be effective until the Company’s obligations under the Acquisition Loan are fully paid. As of December 31, 2011, we had a legal reserve of approximately Ps. 252.0 million, which represented approximately 22.4% of our capital stock as of that date. See Note 17 to our audited consolidated financial statements. Five percent of our net income for the year ended December 31, 2007 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 29, 2008 approved the payment of a dividend in the amount of Ps. 170.0 million (U.S$16.6 million),1 the equivalent of Ps. 0.6405 (U.S$0.06) per Ordinary Share. Five percent of our net income for the year ended December 31, 2008 was applied to the legal reserve, and thus our annual shareholder’s meeting held on April 30, 2009 approved the payment of a dividend in the amount of Ps. 170.0 million (U.S$12.7 million),1 the equivalent of Ps. 0.6405 (U.S$0.05) per Ordinary Share. Five percent of our net income for the year ended December 31, 2009 was applied to the legal reserve. At our annual shareholder’s meeting, held on April 30, 2010, our shareholders resolved not to declare a dividend given the strategic growth alternatives being considered, which required the use of the Company’s resources. Five percent of our net income for the year ended December 31, 2010 was applied to the legal reserve. At our annual shareholder’s meeting, held on April 29, 2011, our shareholders resolved not to declare a dividend given the restrictive covenants established in the Acquisition Loan. At our annual shareholder’s meeting, held on April 27, 2012, our shareholders once again resolved not to declare a dividend given the restrictive covenants established in the Acquisition Loan used to purchase FASA in October 2010. See “Item 4. Information on the Company—History and Development of the Company.” Our controlling shareholder has the ability to determine, by means of a shareholder vote, whether we will declare and pay dividends, in cash or otherwise. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Our Securities—Our Controlling Shareholder Has the Ability to Restrict the Payment and Amount of Dividends”. A determination to declare and pay dividends may depend on the following factors, among others:

•	the resolution by our shareholders in light of our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders for this purpose;

•	the extent to which we receive cash dividends, advances and other payments from our subsidiaries. We are a holding company with no significant operating assets other than the ones we own through our subsidiaries. Given the fact that we receive substantially all of our operating income from our subsidiaries, our ability to meet our financial obligations, including the payment of dividends, depends significantly on the dividend payments we receive from our subsidiaries; and

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

	Exchange Rate(1)
Year ended December 31,	High		Low		Average(2)		Period End

2011		14.25		11.51		12.43		13.95
2010		13.19		12.16		12.62		12.38
2009		15.41		12.63		13.50		13.06
2008		13.94		9.92		11.14		13.83
2007	Ps.	11.27	Ps.	10.67	Ps.	10.93	Ps.	10.92

Month ended
April 13, 2012	Ps.	13.18	Ps.	12.73	Ps.	12.97	Ps.	13.15
March 31, 2012		12.99		12.63		12.75		12.81
February 28, 2012		12.95		12.63		12.78		12.79
January 30, 2012		13.75		12.93		13.40		12.98
December 31, 2011		13.99		13.49		13.77		13.95
November 30, 2011		14.25		13.38		13.70		13.62
October 31, 2011		13.93		13.10		13.44		13.17

(1)	The free market exchange rate is the Noon Buying Rate for Mexican Pesos, as reported by the Board of Governors of the U.S. Federal Reserve Bank of New York.

(2)	Annual average rates reflect the average of month-end rates. Monthly average rates reflect the average of daily rates.

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

Risk Factors Related to the Company

Material Weaknesses Related To Group’s Brazilian Subsidiary caused The Reissuance Of The Group’s 2011 Consolidated Financial Statements. Material weaknesses related to the internal control over financial reporting by the Group´s Brazilian subsidiary CSB Drogarias, S.A. (as further described in “Item 15 Controls and Procedures”) caused the restatement of the Group´s 2011 consolidated financial statements. As a result of our management team´s constant effort and work, we have established certain programs and activities to root out immediately these material weaknesses in our internal control over financial reporting. Nevertheless, because of the inherent limitations of the internal control over financial reporting we cannot guarantee that our new internal control policies put in place may prevent or detect material misstatements in the future.

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

The retail pharmacy markets in Mexico and Brazil are very fragmented. In Mexico, we face competition from other large pharmacy chains, such as Farmacias Guadalajara, Farmacias Fénix as well as Farmacias del Ahorro and supercenter chains, such as Wal-Mart. In Brazil, we face competition from other pharmacy chains such as Drogaria São Paulo, Pague Menos and Drogasil, in the states of Rio de Janeiro and São Paulo. In addition, we face competition from supermarkets, mass merchandisers, discount stores, independently owned pharmacies, e-commerce and other smaller participants. In Chile, we face competition from Farmacias Cruz Verde, S.A. and Salcobrand, S.A., both of which are chain pharmacies.

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

The intrusion of unauthorized parties into our computer systems, as well as any other interruption or cyber-attack could jeopardize the confidentiality of our information and the continuity of our processes.

Grupo Casa Saba and its subsidiaries collect and store highly sensitive information within servers and private networks, such as: (i) business information, (ii) intellectual property rights (unpublished), (iii) information of our customers and suppliers, and (iv) personal information of our employees and executives. The processes related to the transmission, maintenance and security of this information are critical for our transactions and business strategies. Regardless of the security measures adopted by Grupo Casa Saba and its subsidiaries, our information and technological infrastructure may be exposed to cyber-attacks, failures caused by errors performed by our employees, or any other unauthorized intrusion into our technological infrastructure.

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

There are Differences in Corporate Disclosure and Accounting Standards for Mexican Companies and This May Cause Our Financial Statements to Differ in Certain Respects from U.S. Issuers. One of the primary objectives of the United States, Mexico and other countries’ securities laws is to promote full and fair disclosure of all material corporate information. However, there may be less publicly available information about foreign private issuers of securities listed in the United States than is regularly published by or about domestic issuers of listed securities. Corporate governance standards applicable to companies listed in Mexico and the United States differ. See “Item 16G. Corporate Governance.” In January of 2009, the Mexican National Banking and Securities Commission published certain amendments to the regulations applicable to pubic companies, which included the obligation to prepare and present financial statements based on IFRS as of 2012. Our financial statements as of December 31, 2011 were prepared based on the applicable Mexican FRS. Note 21 to the audited consolidated financial statements describes the migration from MFRS to IFRS and the effects that the transition may have on the preparation of the consolidated financial statements.

For the year concluded on December 31, 2012, the Company will be reporting its financial information pursuant to IFRS, with its official adoption as of January 1st, 2012. IFRS differ in certain significant aspects from Mexican FRS. An analysis of the principal differences between IFRS and Mexican FRS, along with an estimation of the application of IFRS in the General Balance of the Company for March 30 of 2012 is presented in Item 5 — Operating and Financial Review and Prospects— Accounting Pronouncements and Related Effects. As a result of the adoption of IFRS, our financial consolidated information under the terms established by IFRS for fiscal year 2012 may not be comparable to our financial information of previous periods prepared under the terms provided by Mexican FRS.

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

Continuity in the Consolidation of FASA within Grupo Casa Saba. We have continued with the strengthening of our retail pharmaceutical business and we hope to acquire more pharmaceutical chains as well as individual drugstores in the future. As part of the integration of FASA and its subsidiaries, we began the implementation of an integration plan during fiscal year 2011. Integration of acquisitions involves a number of risks including the diversion of management’s attention to the assimilation of the operations of businesses we acquire, difficulties in the integration of operations and systems, the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses and potential adverse effects on operating results.

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

Restrictive Covenants in Our Finance Documents Related to the Acquisition May Restrict the Manner in Which We Can Operate Our Business. The agreements governing our and our subsidiary guarantors’ outstanding indebtedness in connection with the Acquisition limit, among other things, limit our ability and the ability of certain subsidiaries to: (i) incur, assume or allow the existence of indebtedness, (ii) create liens, (iii) consolidate, merge or transfer assets, (iv) sell assets, including capital stock of our subsidiaries, (v) make loans, (vi) modify the nature of our business, (vii) pay dividends on our capital stock or redeem, repurchase or retire our capital stock, (viii) make investments, and (ix) create any consensual limitation on the ability of our subsidiaries to pay dividends, make loans or transfer any distribution to us, among other customary covenants and provisions.

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

FASA Could Be Subject of Further Claims by Cruz Verde and Salcobrand in the Process that Is Currently Being Held Against Them before the Chilean Antitrust Authority. On December 9, 2008, the Chilean Antitrust Authority, or Fiscalía Nacional Económica, initiated a proceeding against FASA before the Chilean Antitrust Court, or Tribunal de Defensa de la Libre Competencia, which intended, among other things, to prove that FASA had agreed with its competitors, Farmacias Cruz Verde S.A. (“Cruz Verde”) and Farmacias Salcobrand S.A. (“Salcobrand”) to fix the price of medicines, to impose certain fines on FASA and to end the alleged agreement. On March 23, 2009, the Chilean Antitrust Authority and FASA filed a settlement agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the settlement agreement, this proceeding continued in 2011 with respect to Cruz Verde and Salcobrand.

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

Risk Factors Related To the Sale of Operations in Peru

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

Social and political instability in Mexico or other adverse social or political developments in or affecting the countries in which we have operations could adversely affect us and our ability to obtain financing. We cannot provide any assurance that the current political situation or any future developments in Mexico will not have a material adverse effect on our financial condition or results of operations. The presidential election in Mexico will take place in July 2012, and the elected president will take office in December 2012. In response to his or her election, diverse social and political changes could arise as consequence of the significant policy differences between the principal political parties in Mexico, which could, in turn, have an adverse effect on our financial condition or our results of operation.

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

Devaluation of the Peso Against the U.S. Dollar Could Adversely Affect Our Financial Condition and Results of Operations. We are affected by fluctuations in the value of the Peso against the U.S. Dollar. In 2004, high oil prices, higher remittance levels and a recovery in the U.S. economy led to a slight appreciation of the Peso against the U.S. Dollar of 0.8%. During 2005, this trend continued in that the peso appreciated 4.7% against the U.S. Dollar. In 2006, however, the peso depreciated 1.6% with respect to the U.S. Dollar due to higher inflation levels in Mexico. The combination of more moderate GDP growth and a slightly lower level of inflation led to a 1.0% depreciation of the Peso against the U.S. Dollar in 2007. As a result of the global economic crisis that began in 2008 and has lead to a significant increase in inflation as well as slowdown in GDP growth, the Peso depreciated by 26.7% versus the U.S. Dollar in 2008. In 2009, the Peso appreciated 5.6% against the U.S. Dollar as a result of lower inflation levels and, in 2010 the Peso appreciated an additional 5.2% against the U.S. Dollar, driven in large part by the increase in GDP as well as a relatively low inflation rate. During 2011, the pesos depreciated 12.7% against the U.S. Dollar primarily as a result of lower GDP growth brought on by a record drought that has fueled increases in farm prices as well as the failure of the U.S. and other major economies to fully recover from the economic crisis, and concerns regarding the potential for economic contagion stemming from the sovereign debt crisis and material weaknesses in several European countries.

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

Our business could be affected by high rates of inflation and interest rates in Brazil, which historically has experienced such high rates. According to the Brazilian Central Bank’s Índice Nacional de Preços Ao Consumidor Amplo (National Consumer Price Index), or “IPCA,” the inflation rates in Brazil were, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to a reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.

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

Developments in Other Emerging Market Countries May Adversely Affect Our Business or the Market Price of Our Securities. The market price of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in such countries may have an adverse effect on the market price of securities of Mexican companies, including ours. In late October of 1997, prices of Mexican securities dropped substantially, precipitated by a sharp drop in the price of securities traded in the Asian markets. Likewise, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil in the second half of 1998 and, to a lesser extent, the economic crisis in Argentina in 2002. During 2005, the Mexican Stock Exchange Index increased by 37.8%, as did the average index for emerging markets, including Latin America, Asia and Emerging Europe. The considerable growth of the Mexican exchange was supported by high economic growth worldwide and low interest rates. During 2007, the index of the Mexican Stock Exchange increased by 11.7%, somewhat lower than the last four years, but still positive as a result of strong economic growth of emerging economies such as China and Brazil, as well as solid internal economic activity. During 2008, the index of the Mexican Stock Exchange declined by 24.2%, mainly due to the volatility brought on by the financial crisis that began during the second half of 2008 in the United States and which had a negative effect on both developed and developing countries worldwide. During 2009, the Mexican Stock Exchange Index recovered, posting a gain of 43.5%. By the end of 2010, the Mexican Stock Exchange as measured by the IPyC recovered, posting a gain of 20.0%, in line with the positive performance of both emerging and developed markets worldwide. An increase in liquidity following the world economic crisis as well as positive outlooks for emerging markets, including Mexico, contributed to this increase. During 2011 the Mexican Stock Exchange Index declined 3.8% due to a combination of investor uncertainty over the likelihood of a recovery of the U.S. economy as well as additional uncertainties brought on by a series of events including the Japanese earthquake and tsunami which sparked a nuclear energy crisis in that country, the Middle East political crisis in several countries including Egypt, and continuing concerns over the European debt crisis in countries such as Greece, Ireland, Spain and Portugal. By March 31, 2012 the IPyC recuperated some of its losses, gaining 6.6% versus the end of 2011, mainly as a result of the efforts of the Europen Union to come to the aid of some of the weaker member economies, which is boosting confidence in the region. There can be no assurance that the market price of our securities will not be adversely affected by future events elsewhere in the world, particularly in other emerging market countries.

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

As a consequence of amendments to the federal Income Tax Law (Ley del Impuesto Sobre la Renta), Grupo Casa Saba decided to drop out of the tax consolidation regime and during the fiscal year 2010 filed the relevant application. Therefore, the Company and its subsidiaries filed its tax return for the Single Rate Business Tax (Impuesto Empresarial a Tasa Única) and the Income Tax, individually. For 2011, the Company once again received the approval of the Mexican tax authorities to determine its consolidated taxable income solely for the companies that are considered to be controlled companies, as set forth by the Mexican Income Tax Law.

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

Any Value-Added Tax Imposed on Prescription Drugs May Adversely Affect Our Business, Financial Condition and Results of Operations. Unlike the Health, Beauty and Consumer Goods (HBCG), entertainment products, general merchandise and other products that we distribute, the prescription drugs and over-the-counter drugs that we distribute are not currently subject to a 16% value-added tax. In April 2001, a proposal was filed with the Mexican congress requesting a substantial amendment to Mexican tax laws. One of the reforms contemplated by this proposal was an increase in the value-added tax on prescription drugs and over-the-counter drugs from 0% to 15%. Although that bill was not passed by the Mexican Congress, the current government may file similar proposals. If prescription drugs and over-the-counter drugs become subject to a value-added tax in excess of the currently applicable 0% rate, the prices paid by consumers for prescription drugs and over-the-counter drugs would likely increase by the percentage amount of the value-added tax rate. While any price increases resulting from the imposition of a higher value-added tax would be non-recurring, we still believe that these price increases would have an adverse effect on consumer demand for these products and result in a decrease in related revenues. To the extent that any of these price increases adversely impact revenues related to prescription and over-the-counter drugs, our business, financial condition and results of operations could be adversely affected. We cannot assure you that the proposal containing this request or other similar proposals will not be filed again with the Mexican congress and, if such proposal were enacted into law, will not adversely affect our business, financial condition or results of operations.

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

Mexico City, the seat of our headquarters, has been affected by unusual and continuous seismic activity during the first months of 2012. Also, in late March 2012, a magnitude 7.1 earthquake struck central Chile and subsequent quakes have followed. Some of our most important business operations are concentrated in Mexico City and Santiago, Chile. Therefore, if such strategic locations were subject to a natural disaster, our employees, customers and suppliers could be exposed to the cessation of operations, which could adversely affect the Company.

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

Grupo Casa Saba was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type. We distribute pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products. The majority of these products are distributed on a non-exclusive basis. With over 115 years of experience, we serve a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels.

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

See “Item 5. Operating and Financial Review and Prospects—Indebtedness” and Note 12 to our consolidated financial statements.

During 2008, as part of our growth strategy, we expanded our retail pharmacy operations in Mexico and overseas. We experienced significant growth in the retail pharmacy chain that we operate through our subsidiary Farmacias ABC de Mexico, S.A. de C.V., or Farmacias ABC, which at the time was based in Guadalajara, Jalisco. We acquired Farmacias ABC in November 2007 with 40 pharmacies and grew to over 150 pharmacies by the end of 2008 through a series of small acquisitions of retail pharmacy assets (primarily inventory and store locations) in the metropolitan area of Mexico City and in the states of Guanajuato, Michoacan, Jalisco and Coahuila. In May 2008, we expanded into the Brazilian retail pharmacy market. We acquired 100% of the shares of Drogasmil, a closely-held company, for a transaction price of approximately $155 million Reais. We financed the acquisition by obtaining a long-term loan for an aggregate amount of up to Ps. 1,210 million from a Mexican financial institution, of which we had drawn Ps. 1,210 million as of December 31, 2009. As of December 31, 2011, Drogasmil operated pharmacies in the states of Rio de Janeiro and São Paulo. In 2008, we incorporated Casa Saba Brasil Holdings Ltda., or Casa Saba Brasil, as a holding company for our operations in Brazil. References in this annual report to Casa Saba Brasil include any of its subsidiaries, including Drogasmil.

In April of 2008, we continued to open new lines of business through the acquisition of 50.1% of Controladora de Clínicas Ambulatorias y de Rehabilitación, S.A. de C.V., or Controladora de Clínicas Ambulatorias, a company that operates two full-service clinics under the name “Sport Clinic” specializing in orthopedics, trauma, sports medicine, nutrition, otorhinolaryngology and plastic surgery for short-stay patients. Each clinic is staffed with highly-trained, specialized personnel that conduct out-patient surgeries and provide rehabilitative therapy. Both clinics are located in Mexico City. With this acquisition, we were seeking to diversify and increase our participation in the healthcare sector. In 2008, we began construction of a new clinic in Tampico, Tamaulipas, which opened to the public in November 2009. In addition, in 2009 we continued our expansion in the healthcare sector and opened Perfect Image in Mexico City, a clinic specializing in plastic surgery as well as health and beauty treatments. However, in accordance with our business plan, during 2011 we began the process of divestiting Sports Clinic.

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

On September 28, 2010, the Company and certain subsidiaries entered into an irrevocable guaranty trust as trustors and second beneficiaries with The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee, pursuant to which the trustors transferred the property of certain shares to the trustee in favor of HSBC Mexico as first beneficiary and acting as Mexican collateral agent, in order to secure its obligations under the Acquisition Loan. In case of execution on the collateral, the Company has agreed that the beneficiary is entitled to instruct the sale of the trust estate to the trustee, in order to obtain the necessary resources to pay the Acquisition Loan. In this case, the trustee shall follow the procedure established in the trust agreement for the sale of the trust estate. Among other customary covenants, the trustors have agreed to immediately transfer to the trustee any additional shares that each trustor acquires from time to time, and to abstain from creating or allowing the existence of any lien over the trust estate.

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor with HSBC Mexico as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company, and (ii) all the present and future account receivables related to the Company’s preponderant activity. Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse.

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

The Acquisition has increased the position of our retail pharmacy division in cities where it did not previously have coverage and has increased its presence in cities where it previously was minor. We consider ourselves to be the largest retail pharmacy chain in Latin America, with a platform of approximately 1,300 pharmacies across Mexico, Brazil and Chile as of December 31, 2011. We believe that the Acquisition creates value for our shareholders through the projected benefits of the synergies that were created. The synergies and economies of scale that the Company is obtaining through this Acquisition include, but are not limited to, operating efficiencies, a greater supply and penetration of product for customers as well as savings in terms of administrative and sales expenses.

History of FASA

FASA was founded in Chile 1968 by Mr. José Codner Chijner and, from there, the company expanded its operations into Peru and then, in 2002, Mexico. The individual history of each company is as follows:

Chile

1968 Mr. Jose Codner Chijner acquires the first pharmacy.

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

2011 In April, the shareholders of FASA held an ordinary and extraordinary shareholder meeting by means of which it approved, amongst others: (i) the financial statements for year 2010; (ii) the appointment of Surlatino Auditores Limitada (member of Grant Thornton International Ltd) as external auditors for year 2011; (iii) the reduction of members in the Board of Directors from 7 to 5; (iii) the composition of the Board of Directors as follows: Manuel Saba Ades, Alberto Saba Ades, Gabriel Saba D´Jamus, Pedro Alejandro Sadurni Gomez and Jorge Manuel Sanchez Lanzilotti; (iv) the appointment of Manuel Saba Ades as President of the Board of Directors.

In connection with the judgment issued by the Chilean Antitrust Court against Salcobrand and Cruz Verde, in August, Cruz Verde instituted a civil action in order to obtain from FASA the payment of damages and lost profits, derived from so-called antitrust acts performed by FASA.

2012 In January, FASA reached a definitive agreement to sell 100% of its Peruvian operations to Quitafex, S.A. and its parent company for US$50,500,000 including its shares of the Peruvian subsidiaries: (i) Farmacias Peruanas, S.A. and (ii) Droguerías La Victoria, S.A.C. As part of the transaction, FASA simultaneously agreed to the sale and long-term licensing of several brands, which are owned by FASA. As part of the agreement, FASA agreed to a non-compete restriction in the drug distribution market, which prevents FASA and its related parties from developing operations in Peru and Bolivia for a period of five years.

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

1917. Mr. Felipe de Jesus Benavides Guerra acquires the existent “Botica del Carmen” in Monterrey, State of Nuevo Leon, Mexico, a drugstore mainly dedicated to the manufacture of medicines. In this year, the retail and wholesale distribution of medicines was initiated.

1935. In order to strengthen the wholesale distribution, Droguería Benavides, S.A. was created.

1940. Commercial deployment begins with the opening of pharmacies, one in the city of Monterrey, State of Nuevo Leon, and in Torreon, State of Coahuila, both in Mexico under the commercial name of Farmacias Benavides, the name which will later distinguish the pharmacies operated by Farmacias Benavides.

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

1988. Boticas La Palma, S.A. de C.V. another pharmacy operator with 30 stores is acquired by Farmacias Benavides, consolidating its presence in the cities of Torreon, State of Coahuila, Gomez Palacio, Lerdo and Durango in the State of Durango.

1989. Farmacias Benavides buys Farmacias Levi, S.A. de C.V., entering the western region of Mexico, mainly in the cities of Guadalajara, State of Jalisco, Tepic, State of Nayarit and Leon, in the State of Guanajuato.

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

In November, Farmacias Benavides increased the variable portion of its capital stock in an amount of Ps. 737 million through the issuance of 368.5 series “B” shares, and Mr. Alvaro Rodriguez Arregui is appointed as the new chief executive officer.

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

On August, Mr. Alvaro Rodriguez Arregui resigns as chief executive officer, and Mr. Jaime Poblete Stambuk assumes such position temporarily.

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

The 17,500 meters distribution center, located in the municipality of Guadalupe in the estate of Nuevo Leon, Mexico, started to operate utilizing the best logistic and distribution practices implemented by FASA in Chile, with the purpose of improving the merchandise supply.

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

2005. In March, Benavides ended its 50% participation in the company Droguería y Farmacias El Fénix, S.A. de C.V. maintained in 1997 (“El Fénix”). Under the termination agreement, Benavides assumed as of May 21 the control of 30 sales spots out of the total 59 operated by El Fénix. The pharmacies that were incorporated to the chain are located in Matamoros and Rio Bravo in the state of Tamaulipas; Ciudad Juarez and Chihuahua in the state of Chihuahua; San Luis Potosi; Uruapan in the state of Michoacan; Aguascalientes; and Tuxpan, Tempoal and Poza Rica in the state of Veracruz.

For the second consecutive year the general ordinary shareholders meeting, held on April 21, 2005 resolved to pay the shareholders of Benavides a dividend of Ps. 0.165 per share.

In May Mr. Enrique Mendoza Diaz resigns as operations officer and Mr. Jose Ramiro Garza Elizondo assumes its charge. The real estate development department is created, its main purpose is to manage the expansion plans of Benavides, Mr. Fernando Benavides Sauceda was appointed as head of the said department.

In May 2005, Farmacias Benavides finalized the liquidation process for two of its subsidiaries, Droguería Benavides, S.A. de C.V. and Benavides de Monterrey, S.A. de C.V.

In October, the general ordinary shareholders meeting resolved to pay a dividend of Ps. 0.191 per share to the shareholders of Benavides, resulting in a total amount of Ps. 78,089,278.49

In 2005, 14 new branches were open in Monterrey, Guadalajara, Torreon, Reynosa and Tampico with an investment of Ps. 94.6 million. This investment was made in addition to the operational infrastructure and preventive maintenance investment programs for the existing drugstores. Therefore, the 26 pharmacies that were incorporated to the chain as a result of the separation from El Fénix were remodeled and 21 low performance stores were closed.

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

	Year ended December 31,
	2011		2010(1)		2009

Distribution fleet	Ps.	0	Ps.	10.3	Ps.	19.4
Technology and computer equipment		37.1		11.6		12.3
Other general capital expenditures		72.5		14.7		30.7
Total capital expenditures Distribution Division	Ps.	109.6	Ps.	36.6	Ps.	62.4

Pharmacies	Ps.	231.9	Ps.	322.3	Ps.	0.5
Infrastructure		35.6		41.3		9.9
Distribution		7.0		20.6		3.3

Total capital expenditures Retail Division	Ps.	274.5	Ps.	384.2	Ps.	13.7
Total capital expenditures	Ps.	384.1	Ps.	420.8	Ps.	76.1

(1)	In 2010, we are including FASA’s full-year CAPEX.

Our capital expenditures during 2009 were approximately Ps. 76.1 million, which consisted of Ps. 19.4 million for the purchase of transport and delivery equipment, Ps. 12.3 million for technology and computer equipment and Ps. 30.7 million for other general expenditures. Our retail pharmacy-related expenses totaled Ps. 13.7, of which Ps. 0.5 million were for pharmacy-related projects, Ps. 9.9 million were spent on infrastructure related expenses and Ps. 3.3 million for distribution-related capital expenditures. These expenditures were mainly funded with working capital.

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

Our distribution related capital expenditures during 2011 were approximately Ps. 109.6 million, which consisted of Ps. 37.1 million for technology and computer equipment and Ps. 72.5 million for other general expenditures. Our Retail Division’s 2011 capital expenditures consisted of Ps. 231.9 million for pharmacy-related projects, primarily for new store openings and store remodeling, Ps. 35.6 million in infrastructure projects, such as IT systems and Ps. 7.0 million for distribution-related investments for a total of Ps. 274.5 million. These expenditures are usually funded with cash from our operations. In the event that we need additional funds, we can use our available credit lines.

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

In our Distribution Division, we currently distribute over 15,000 different products, including approximately:

•	6,400 pharmaceutical products;

•	5,400 health and beauty products;

•	700 general merchandise and other products, such as food and toiletries; and

•	3,000 publications.

We distribute these products throughout Mexico through our nationwide distribution network to customers in the following segments:

•	approximately 14,000 pharmacies owned by private individuals;

•	over 5,100 privately-owned pharmacy chains and around 620 government pharmacies;

•	approximately 3,500 regional and national supermarkets;

•	approximately 600 racks and 110 nationwide agents;

•	over 160 department stores; and

•	approximately 330 major wholesalers and 3,100 convenience stores.

In addition, we are also one of the largest pharmacy retailers in Latin America, where in 2011 we operated over 900 pharmacies in 19 Mexican states, and the metropolitan area of Mexico City, more than 350 pharmacies throughout Chile and 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil through which we sell pharmaceutical products as well as health and beauty aids and other related consumer goods.

Our consolidated net sales for the year ended on December 31, 2011 totaled Ps. 46,568.2 million, approximately 78% of which were made in Mexico. As of the end of 2011, our total assets were Ps. 31,600,215 million and we owned 22 distribution centers in Mexico, one distribution center in Santiago, Chile and the Sports Clinic facility in Tampico, Tamaulipas. Our operations outside of Mexico represented 22% of our consolidated net sales for the year ended on December 31, 2011.

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

	Year ended December 31,
	2011	2010(1)	2009

Pharmaceuticals(1)(2):
- Private	46.16%	71.91%	75.11%
- Government	2.60%	2.83%	3.04%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	5.20%	6.42%	8.49%
Publications	1.70%	2.47%	2.53%
Retail Pharmacy	44.34%	16.36%	10.82%
Total	100%	100%	100%

(1)	For a brief description of the types of products included within the term “pharmaceutical products” for purposes of this annual report, as well as a discussion of the differences between the pharmaceutical markets in Mexico and the United States, see “—Pharmaceutical Industry,” below in this item.

(2)	In 2009, the operations of Casa Saba Brasil and our retail pharmacy business in Mexico were consolidated and reflected in the Private Pharmaceuticals business division. For the year ended December 31, 2010 and thereafter the results of our retail pharmacy business will be reported separately as the “Retail Pharmacy” division.

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

Retail Business Overview

Consistent with our business strategy, we have continued to strengthen our retail pharmacy business. In Mexico, we sell pharmaceutical products through both the Farmacias ABC pharmacy chain and the Farmacias Benavides chain. Through Farmacias ABC, we operated over 150 pharmacies in 2011, mainly in the metropolitan area of Guadalajara, Jalisco, which is Mexico’s second most populous city, as well as in the Mexico City metropolitan area and in the states of Guanajuato, Michoacan, Coahuila and Tamaulipas. Farmacias Benavides is based in Monterrey, Nuevo Leon and as of December 31, 2011 operated more than 740 pharmacies in 17 of the 32 Mexican states2. We currently lease all of the locations where the pharmacies are located. See “—Property, Plant and Equipment”.

Our Brazilian operations are focused on the operation of retail pharmacies. We purchase the pharmaceutical products we sell from Brazil’s three main pharmaceutical wholesale distributors while the majority of our non-pharmaceutical products are purchased from a wide range of distributors, manufacturers and suppliers. We place purchase orders on an ongoing basis, depending on market needs, pricing and payment terms rather than committing to contractual terms. Our presence in the states of Rio de Janeiro and São Paulo, through 85 pharmacies, allows us access to a wide range of customers. Our customers are primarily individual clients, although we do maintain corporate arrangements, which are generally longer-term in nature, with several healthcare providers and corporate clients. Since acquiring Drogasmil in the second quarter of 2008, we have carried out an ongoing process of integrating and raising its operational standards to those of our Mexican operations which has enabled the chain to improve its sales and profitability levels.

2 As of 2011, our 8 Farmacias Provee stores are being operated by Farmacias Benavides. However, they will continue to focus on the provision of specialty medicines.

In our stores, we sell pharmaceutical products and a wide assortment of other merchandise. In fiscal year 2011, pharmaceutical product sales, which for purposes of this annual report include prescription drugs as well as over-the-counter medications, accounted for approximately 54% of our retail pharmacy business sales in Mexico. We believe that our pharmacy operations will continue to contribute significantly to our overall sales due to favorable industry trends, including an aging population, increased life expectancy and the discovery of new and better drug therapies. We offer a wide variety of non-pharmaceutical products, including health and beauty aids and other merchandise, which accounted for approximately 46% of our Mexican retail pharmacy business sales in 2011. Non-pharmaceutical products include health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, seasonal merchandise and numerous other everyday and convenience products. In Brazil, 60% of the products that we sold in 2011 were pharmaceutical products while the remaining 40% were non-pharmaceutical items.

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

Business Strategy

Under the direction of our current management, we are focused on enhancing the value of Grupo Casa Saba by:

•	Strengthening our retail pharmacy business in Mexico and Latin America;

•	Strengthening the company’s financial position

•	Improving the efficiency of our retail operations and strengthening customer loyalty;

•	Identifying opportunities in both our distribution and retail divisions to increase our market penetration in sectors with high growth potential

•	Maintaining continuous contact with clients and suppliers to enhance the supply chains in which we participate;

•	Analyzing the efficiency of our existing distribution centers and implementing IT solutions and internal savings programs that will increase our operational efficiency and maximize profitability;

•	Offering our clients both value-added and internet solutions for facilitating commercial transactions and promoting higher sales; and

•	Continuing to focus on internal savings and operating efficiencies programs that will maximize our operations’ profitability.

•	As a result of these measures, as of December 31, 2011, we:

•	Successfully completed the integration of Farmacias Ahumada, S.A., a Chilean-based retail pharmacy chain and Farmacias Benavides, its Mexican based subsidiary, into our Group;

•	Restructured the bridge loan that was obtained to acquire FASA with more favorable terms for the Company;

•	Negotiated the divestiture of our Peruvian operations, and completed the sale of this subsidiary in January 2012;

•	Increased the efficiency of our retail pharmacy operations by improving our product offering as well as the level of service that we provide at the point-of-sale;

•	Developed and launched new private label and controlled (exclusive) brand products in our pharmacies;

•	Launched a new concept of “Solution Centers” in some of our Chilean and Mexican Pharmacies;

•	Began offering medical consultations in some of our Mexican pharmacies to increase the level of service that we offer to our customers;

•	Had commercial operations with almost all of the clients and suppliers of the private pharmaceutical market in all of the countries where we currently operate;

•	Developed and installed state-of-the-art Business Intelligence and Point-of-Sale systems for some of our government clients;

•	Continued with the second phase of the launch of GPRS mobile devices for our sales force;

•	Successfully migrated the telecommunications network in Mexico to a new Multiprotocal Label Switching (MPLS) format, which offers faster, safer and a more economic communications protocol with improved data quality

•	Offered value-added services to our distribution clients such as targeted publications, special discount programs and an electronic procurement portal that helps facilitate purchasing for our clients; and

•	Reviewed and, in some cases, changed the commercial terms of several of our clients and suppliers and, when required, discontinued unprofitable operations.

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

In line with our strategy, this year, we increased the number of stores in our two main markets, Chile and Mexico. In Chile, we added several new stores in key areas, which will help us, compete more effectively in the marketplace. In Mexico, we grew the number of stores in the Benavides chain and entered the State of Mexico and Mexico City markets. This expansion will enable us to widen our overall client base and increase our presence in this market.

Strengthening the Company’s Financial Position

By the end of 2011, our interest-bearing liabilities totaled Ps. 12,556.5 million and our net debt was Ps. 10,246.1 million, a large part of which was related to the acquisition of FASA in the fourth quarter of 2010.

On August 11, 2011, Grupo Casa Saba successfully refinanced the bridge loan that was executed on August 30, 2010 in the amount of Ps. 7,723.9 million in order to acquire FASA, as well as the collateral package that was executed to guarantee its obligations under the loan. The loan term was extended for seven years, and is divided into two tranches. The shorter average life tranche has an average margin of TIIE (the Mexican Interbank Balance Interest Rate) + 2.25% while the longer average life tranche’s margin is TIIE + 2.76%, which are more favorable terms than those that were negotiated in the original credit agreement.

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

Identifying Opportunities to Increase our Market Penetration in High Growth Potential Sectors

The generics segment has been growing steadily throughout Latin America over the past several years and we believe that the development of private and exclusive label brands will help us improve our profitability and meet the growing demand for these products in the region. Therefore, in order to compete with other pharmacy chains, our Retail Division is working to introduce generic based OTC, prescription drugs, beauty care products and items for babies. In addition, we expect that the introduction of well-known, exclusive labels will also help strengthen our value proposition for our clients by increasing our overall product selection. Our goal is to offer high quality brands in all three countries where we operate that will improve the health and well-being of our clients while offering cost savings.

To date, we have a network of more than 150 specialized providers with operations worldwide. Our private and exclusive label brands are currently manufactured in various parts of the world, including Chile, Mexico, Argentina, China, the U.S. and the UK. As a result of this diverse sourcing methodology, we are able to achieve economies of scale, which in turn enables us to offer attractively priced products to our customers.

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

In recent years, our Group has also noted a potential opportunity to increase its participation in the government sector. In 2011, we secured several projects with state and federal government institutions, including Petróleos Méxicanos (PEMEX).

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

Public Sector Pharmaceutical Distribution (Government Pharma)

Our public sector customers consist of Mexican government institutions. The Mexican government has a vast network of hospitals, clinics and pharmacies on a national level, as well as specialized health institutions, that we serve. The government institutions that purchase products from us include:

•	“ISSSTE” – The Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado, the health and social security institution for Mexican federal government employees;

•	“PEMEX” – The hospitals and pharmacies operated by Petróleos Mexicanos, the Mexican national oil company and one of the largest employers in Mexico;

•	“IMSS” – The hospitals and pharmacies of the Instituto Mexicano del Seguro Social, the health and social security institution for Mexican employees of private companies; and

•	“State Health Institutions” – The hospitals, clinics and pharmacies of each of the States of Mexico. The government employees of the States of Mexico have the right to go to these institutions for their healthcare needs.

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

We distribute health and beauty aids as well as various consumer products that are typically sold through supermarkets, convenience stores, specialty stores and pharmacies in Mexico. The products distributed in this division consist principally of basic toiletries, food products and consumer goods, some of which are distributed on an exclusive basis, such as:

•	Mexsana talcum powders from Schering Plough (since 1999);

•	The Sensual Tea (since 2004);

•	Mustela products (since 2007);

•	Costalitos, trash bags (since 2007);

•	Aquanet, hair sprays and hair care products (since 2009);

•	Jergen’s, hand and body creams (since 2009);

•	Bioré, facial cleansing products (since 2009);

•	John Frieda, hair care products (since 2009);

•	Nature Made, dietary supplements and herbal products (since 2010);

•	ACTII, microwaveable popcorn (since 2010);

•	D’Stevia, natural sweetners (since 2010);

•	CUREL (since 2011);

•	Xiomega, Chia seed based nutritional supplements (since 2011);

•	Xtraviril, (since 2011);

•	Dream Water (since 2011);

•	VuduShot, pheromone perfumes (since 2011);

•	Finesse, shampoos (since 2011);

•	Ardell, false eyelashes (since 2011);

•	Nutrigomitas, children’s nutritional supplements (since 2011); and

•	2Life, toothbrushes, baby wipes and razors (since 2011).

During 2011, we stopped distributing the Vanart lines of products, Maxell Xbatteries and computer accessories and Alcachofivida, a line of artichoke-based dietary supplements. In addition, we incorporated several additional brands into our product catalog, including Xiomega chia seed based nutritional supplements, Xtraviril energy pills for men, Dream Water natural sleep aid, Vudu Shot pheromone perfumes, the Finesse line of shampoos, Nutrigomitas children’s nutritional supplement and the 2Life line of basic toiletries. During the first quarter of 2012 we added CMD, a new line of herbal-based vitamins and remedies.

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

Payments and Collections

Most of our distribution sales are made on credit, with customers signing promissory notes for each invoice indicating the delivery of a product. Cash-on-delivery terms are mainly used with new clients or those whose credit has been temporarily suspended. We negotiate the number of days of credit that we will extend to our clients on a case-by-case basis. The determination of the number of days that we will extend credit to a particular client depends on a number of factors, including the client’s creditworthiness, as well as the length and nature of the client’s relationship with us. The determination of the number of days that we will extend credit to a particular client also depends on our current business strategy. For example, in connection with our efforts to increase sales to particular sectors of the market, in some cases we extend credit to clients in these sectors on more favorable terms than those offered to our overall client base and, as a result, the maturity of accounts receivable due from clients in these sectors increases slightly. We are constantly adapting our collection methods to market and general economic conditions. The average maturity of accounts receivable due from our overall client base was 63.2 days in 2009, 73.6 days in 2010 and 41.6 days in 2011.

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

The following chart sets forth the average contracted maturity of accounts receivable due from various types of clients.

Credit terms	Days
Pharmacies	60
Supermarkets and local wholesalers	60
Government	100
Publications to wholesalers	60
Publications to retailers (1)	60

(1)	National retail chains are centralized.

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

In previous years, each of our distribution centers placed its own orders on a weekly basis, directly to suppliers. These orders were placed through our computerized order system, Electronic Document Interchange, or EDI, which we have implemented to communicate efficiently with clients and suppliers through a platform supporting different electronic communication protocols. Suppliers typically deliver bulk orders directly to the distribution warehouse that placed the order. In the second half of 2000, we centralized our purchasing to improve our financial results and increase the efficiency of our operations. As a result, all of our orders for all of our distribution centers are placed through our centralized system. Deliveries of non-Mexican products are handled by Mexican customs near the U.S. border or the port town of Manzanillo, and are typically made directly from the supplier to a Mexican customs agent. Once the customs agent completes the importation procedure, the products are then sent to our distribution center via ground transportation.

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

Pharmaceutical Products

We purchase pharmaceutical products from over 150 laboratories and manufacturers. Most of these suppliers are located in Mexico City and its surrounding areas. Purchases are made through purchase orders from time to time, on an as-needed basis. More than two-thirds of the suppliers that manufacture pharmaceuticals products in Mexico are owned by large multinational companies. Purchases made from these suppliers represent more than 80% of our Private Pharma and Government Pharma business divisions’ purchases. Companies such as Sanofi-Aventis, Pfizer, Merck Sharpe Dohme, Roche, Astrazeneca, Boehringer, Bayer, Novartis, Eli Lilly, Genomma Labs, Janssen Cilag, Merck and Bristol-Myers Squibb are among our major suppliers.

Health, Beauty, Consumer Goods, General Merchandise and Other Products

We purchase health, beauty and consumer goods from more than 150 suppliers, located primarily in Mexico City. We purchased our catalog of approximately 700 general merchandise and other products from a wide range of suppliers including, Plastoza (maker of Costalitos), Laboratorios Expanscience (Mustela), Schering Plough (Mexsana), Herbamedica (The Sensual Tea), Kao Brands (Jergens, Bioré and John Frieda), Conagra Foods (ACTIII), Pharmavite (Nature Made), Aquabeauty (Aqua Net), Pronatural (Xtraviril, Xiomega and Nutrigomas), Lonarmed (Finesse) and INT’L Business (2Life). In some cases, we negotiate directly with our suppliers in other countries and directly import the products through a customs agent. The customs agent delivers imported products to our warehouses after complying with all the legal requirements, which in some cases depends on the type of product.

Publications

Our Publications business division distributes, through Citem, magazines, books, albums and stickers from leading licensors and publishers in the market. Nearly all of the products purchased as of today may be returned to the publisher. During 2009, Citem’s clients included over 250 publishers for whom it distributed more than 4,000 publications. For the year 2010, Citem worked with more than 200 publishers and distributed more than 3,500 of their publications. In 2011, we distributed more than 3,000 publications from more than 200 publishers. Purchases are made through our centralized administration.

Retail

In Brazil, we purchase pharmaceutical products mainly from the three largest wholesale distributors, which deliver the products directly to our stores using a “just-in-time” system, enabling us to receive our products promptly and to minimize stock-outs. Approximately 90% of our non-pharmaceutical products are purchased directly from our suppliers while the remaining 10% are purchased from local distributors. We centralize our purchases of new non-pharmaceutical products through a distribution center that provides logistics support to our pharmacies.

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

Retail Pharmacy Business

With the acquisition of FASA, as of December 31, 2011 our retail pharmacy business consisted of over 150 pharmacies in the states of Jalisco, Mexico, Guanajuato, Michoacan, Coahuila, Tamaulipas and Mexico City, through Farmacias ABC, over 740 Farmacias Benavides stores located in 17 Mexican states and 85 pharmacies in the states of Rio de Janeiro and São Paulo in Brazil, through Drogasmil. In Chile, we operate over 350 pharmacies spanning 15 regions of the country. For the year ended December 31, 2011, net sales by our retail pharmacy business amounted to Ps. 20.7 million, which represented 44.3% of our total consolidated net sales.

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

Through our 85 pharmacies located in Sao Paulo and Rio de Janeiro, Brazil, two of the countries largest population centers, we sell approximately 11,000 items, including health and beauty aids, generic drugs, prescription drugs, over-the-counter drugs and other consumer goods. We operate a call center through which we channel the delivery of products to our customer’s home or office in one hour’s time. We have entered into partnerships with providers of health care plans and corporate clients that allow us to gain access to a wider customer base. In addition, we participate in the Popular Pharmacy Program, a government sponsored program through which we grant discounts to low-income customers and then we obtain a refund of the discount amount from the government.

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

To date, we have a network of more than 150 specialized providers with operations worldwide. Our private and exclusive label brands are currently manufactured in various parts of the world, including Chile, Mexico, Argentina, China, the U.S. and the UK. As a result of this diverse sourcing methodology, we are able to achieve economies of scale, which in turn enables us to offer attractively priced products to our customers.

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

Business Divisions

	Year Ended December 31,
	2011	2010	2009

Pharmaceuticals:
Private sector	21,497.2	24,335.4	22,377.4
% Growth	(11.7)%	8.8%	3.9%
Government	1,209.1	959.3	906.1
% Growth	26.0%	5.9%	(12.4)%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,421.8	2,173.6	2,530.4
% Growth	11.4%	(14.1)%	0.4%
Publications	792.6	835.5	753.4
% Growth	(5.2)%	10.9%	0.6%
Retail Pharmacy	20,647.5	5,536.9	3,224.3
% Growth	272.9%	71.7%	26.3%
Total	46,568.2	33,840.8	29,791.6
Total % Growth	37.6%	13.6%	4.9%

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

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Mexican pharmaceutical market:

	Year Ended December 31,(1)
	2011		2010		2009
Sales in millions(2)	U.S.$	9,836.7	U.S.$	9,195.0	U.S.$	8,377.5
Sales in millions of units(3)(4)		966.0		915.9		909.7
Average unit price(3)	U.S.$	10.18	U.S.$	10.04	U.S.$	9.21
Growth in average unit price		1.40%		9.0%		(15.2)%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers.

(3)	In Mexico, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)	To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation (based on data from Banco de México, the Mexican Central Bank). The U.S. Dollar rate used for conversion in 2011 was Ps. 12.40 per U.S.$1.00.

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

Publications

•	In Mexico, our principal competitors in our publications product line include:

•	Intermex, a company owned by Televisa, which primarily distributes its own publications;

•	Codyplirsa, which primarily distributes popular magazines nationwide; and

•	DIMSA, which distributes primarily English-language publications.

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

Brazilian Pharmaceutical Industry Overview

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Brazilian pharmaceutical market:

	Year Ended December 31,(1)
	2011		2010		2009
Sales in millions(2)	U.S.$	25,780.0	U.S.$	20,608.9	U.S.$	15,406.6
Sales in millions of units(3)(4)		2,343.7		2,067.4		1,767.0
Average unit price(3)	U.S.$	11.00	U.S.$	9.97	U.S.$	8.72
Growth in average unit price		10.3%		14.3%		(2.9)%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers (based on list prices).

(3)	In Brazil, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)	To calculate U.S. dollar amounts, IMS Health uses a semester average based on the daily interbank rate published by OANDA Corporation (based on data from the Brazilian Central Bank). The U.S. Dollar rate used for conversion in 2011 was $R1.838 per U.S.$1.00.

The Brazilian pharmaceutical market has been growing steadily since 2000, driven, in large part, by improvements in socio-demographic indicators, and is projected to continue growing at rates of between eight and ten percent over the next five years.

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

Chilean Pharmaceutical Industry Overview

The following table shows annual sales and average unit prices in U.S. Dollars and growth rates for the private sector of the Chilean pharmaceutical market:

	Year Ended December 31,(1)
	2011		2010		2009
Sales in millions(2)	U.S.$	1,397.9	U.S.$	1,217.4	U.S.$	1,048.5
Sales in millions of units(3)(4)		227.5		225.1		221.3
Average unit price(3)	U.S.$	6.14	U.S.$	5.41	U.S.$	4.74
Growth in average unit price		13.5%		14.2%		(0.8)%

(1)	Statistics based on information made publicly available by IMS Health, A.G. for private sector data and our estimates.

(2)	Revenues based on prices charged by wholesalers to retailers.

(3)	In Chile, pharmaceutical products are distributed in pre-packaged doses or units, which may vary in size from year to year.

(4)	To calculate U.S. dollar amounts, IMS Health used the annual average based on the daily interbank rate published by OANDA Corporation (based on data from Banco Central de Chile, the Chilean Central Bank). The U.S. Dollar rate used for conversion in 2011 was CLP 483.01 per U.S.$1.00.

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

Seasonality

Both our distribution and retail business are subject to seasonal fluctuations and related market conditions. For example, during the winter months (which is from November – February in Mexico and May – August in Chile), we stock additional cold and flu care products to meet the seasonal demand for these items. During the warmer months, the population tends to consume larger quantities of alimentary tract aids and antibiotic products and, on the front-end, we feature personal care items such as sun tan lotions and deodorants. Allergy season also requires us to supply greater quantities of these remedies.

Socio-economic factors also dictate spending patterns linked to specific seasons. The back-to-school period means that the average household incurs higher out-of-pocket expenditures, leaving them less disposable income to spend elsewhere. In December, employers are required to give their employees a holiday bonus, so disposable income is typically higher at the end of the year.

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

Marketing Channels

In our Mexican Distribution Division, we deliver both pharmaceutical and non-pharmaceutical products to over 22,000 clients throughout the country that a range from small mom and pop stores, to national and regional pharmacy chains, government institutions, both private and public sector hospitals, supermarkets and self-service chains such as Wal-Mart as well as specialty and convenience stores.

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

We are currently seeking to enter into exclusive distribution agreements that will allow us to distribute products, particularly in our HBCG/Other Products business division, at acceptable margins. We cannot assure you that we will enter into distribution agreements to distribute any or all of these products at acceptable margins.

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

The following table sets forth our significant subsidiaries and our direct or indirect percentage equity ownership in such subsidiaries as of December 31, 2011:

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)
Mexican Subsidiaries		2011	2010
Direct Interest
Casa Saba, S.A. de C.V.(3)	(Casa Saba)	48.21%	48.21%
Distribuidora Casa Saba, S.A. de C.V. (4)	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.(5)	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V. (6)	(Marproa)	99.9%	99.9%
Farmacias ABC de México, S.A. de C.V. (7)	(Farmacias ABC)	99.9%	99.9%
Controladora de Clínicas Ambulatorias y de Rehabilitación Sports Clinic, S.A. de C.V. (8)	(Controladora de Clínicas)	50.005%	50.005%
Centennial, S.A. de C.V. (9)	(Centennial)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V. (10)	(Mexatar)	99.9%	99.9%
Controladora Casa Saba, S.A. de C.V.(28)	(Controladora Casa Saba)	99.9%	99.9%
Real estate and other service companies (27)	(23 subsidiaries)	99.9%	99.9%

Name of Subsidiary (1)		Economic Interest (Direct or Indirect) (2)
Mexican Subsidiaries		2011	2010
Indirect Interest
Casa Saba, S.A. de C.V. (3)	(Casa Saba)	51.79%	51.79%
Distribuidora Drogueros, S.A. de C.V. (11)	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V. (12)	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V. (13)	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V. (14)	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V. (15)	(Secodro)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V. (16)	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V. (17)	(Secosa)	99.9%	99.9%

Other companies (27)	(2 Subsidiaries)	99.9%	99.9%

Indirect Foreign Subsidiaries:

Casa Saba Brasil Holdings Ltda. (Brazil*) (18)	(CS Brasil)	100.0%	100.0%
Farmacias Ahumada, S.A. (Chile**) (19)	(FASA)	97.8%	97.8%

Associates:

Lomas Sports Clinic Ambulatorias, S.A. de C.V. (20)		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V. (21)		47.0%	47.0%
Resonancia Sports Clinic, S.A. de C.V. (22)		49.9%	49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V. (23)		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V. (24)		49.6%	49.6%
Inmobilaria Avantuen, S.A. (***)(25)		49.0%	49.0%
Inmobilaria Faster (***)(26)		49.0%	49.0%

(*)	As of December 31, 2011 CS Brasil held 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. (CSB Drogarias) in Brasil.

(**)	Farmacias Ahumada, S.A. (FASA) is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010. FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance (SVC-Spanish acronym) of Chile, and it trades its shares on the Chilean securities market. FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S.A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda. In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S.A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C.V. and three subsidiaries. Farmacias Benavides is a company listed on the Bolsa Mexicana de Valores, S.A.B. de C.V.

(***)	Associates with shareholdings held by FASA.

(1)	With the exception of Casa Saba, S.A. de C.V. and CSB Drogarias, S.A., none of our operating subsidiaries is a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X of the Securities Act of 1933.

(2)	Percentage of equity owned by us directly or indirectly through subsidiaries or affiliates.

(3)	We directly own 48.21% of the shares of Casa Saba and the remaining 51.79% is held through our subsidiary Transporte Marproa, S.A. de C.V. Through this subsidiary we distribute pharmaceutical products to private and government clients.

(4)	Subsidiary that provides logistical and transportation services to Casa Saba, S.A de C.V.

(5)	Subsidiary through which we distribute publications.

(6)	Subsidiary through which we deliver products to our distribution centers throughout Mexico. We place centralized purchase orders for all of our distribution centers directly with suppliers, who deliver these centralized purchase orders to Transportes Marproa, S.A. de C.V., or Marproa. Marproa then distributes customized orders to our distribution centers throughout Mexico. Marproa also provides freight services to third parties at market rates.

(7)	Subsidiary through which we sell pharmaceutical products.

(8)	Subsidiary through which we operate medical clinics.

(9)	Subsidiary through which we distribute general merchandise and other products.

(10)	Subsidiary through which we own Casa Saba Brasil Holdings Ltda.

(11)	Subsidiary through which we distribute pharmaceutical products to private and government clients.

(12)	Subsidiary through which we distribute pharmaceutical products to private and government clients.

(13)	Subsidiary through which we distribute pharmaceutical products to private and government clients.

(14)	Subsidiary through which we sell pharmaceutical products.

(15)	Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Drogueros, S.A. de C.V.

(16)	Subsidiary through which we lease real estate to our other subsidiaries. Inmuebles Visosil, S.A. de C.V. owns substantially all of the capital stock of Drogueros, S.A. de C.V.

(17)	Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Casa Saba, S.A de C.V.

(18)	Subsidiary, organized under Brazilian laws, through which we own and operate subsidiaries in Brazil, including Drogasmil.

(19)	Subsidiary, organized under Chilean laws, through which we sell pharmaceutical products.

(20)	Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(21)	Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(22)	Subsidiary through which we purchase medical equipment.

(23)	Subsidiary that provides administrative, legal, accounting, tax planning, financial counseling and other professional services to Lomas Sports Clinic Ambulatorias., S.A. de C.V. and WTC Sports Clinic Ambulatorias, S.A. de C.V.

(24)	Subsidiary through which we provide specialized medical, rehabilitation and surgical services for short-stay patients.

(25)	A Chilean real estate and Service company.

(26)	Chilean real estate and Service company.

(27)	Real estate and Service companies (25 subsidiaries).

Property, Plant and Equipment

As of December 31, 2011, our principal properties in Mexico consisted of 22 strategically located distribution centers that represent more than 100,000 square meters of warehouse space, complete with all of the equipment necessary to operate these centers. From these centers, we filled more than 7.1 million orders in 2011, averaging more than 598,000 orders per month. The majority of our fixed assets are wholly owned.  However, as part of the Acquisition Loan with HSBC and Banorte, these assets were granted in guarantee under the Documents of Guarantee (as such term is defined in the Acquisition Loan)  We also own a fleet of over 800 vans, trucks and cars, which we use to distribute products to our customers.

In addition, FASA owns its Chilean distribution center as well the equipment needed to operate this facility. This distribution center provides service to our local pharmacy stores. Some of the movable assets of FASA also form part of the guarantee for the above-mentioned credit as provided in the Documents of Guarantee.  The facility is strategically located in the nation’s capital city in order to optimize transport to and from the points-of-sale.

The following table shows our current distribution centers and their locations, as of April 15, 2012:

	Distribution Center Name	Location (City, State)
1.	Taxqueña	Mexico, Distrito Federal
2.	Chihuahua	Chihuahua, Chihuahua
3.	Coatzacoalcos	Coatzacoalcos, Veracruz
4.	Culiacan	Culiacan, Sinaloa
5.	Guadalajara	Guadalajara, Jalisco
6.	Hermosillo	Hermosillo, Sonora
7.	Juarez	Ciudad Juarez, Chihuahua
8.	La Laguna	Gomez Palacio, Durango
9.	Leon	Leon, Guanajuato
10.	Centennial	Tlalnepantla, Mexico
11.	Monterrey	Monterrey, Nuevo Leon
12.	Peninsular	Merida, Yucatan
13.	Citem	Tlalnepantla, Mexico
14.	Reynosa	Reynosa, Tamaulipas
15.	Tampico	Tampico, Tamaulipas
16.	Tijuana	Tijuana, Baja California
17.	Drogueros, S.A. de C.V.	Mexico City , Distrito Federal
18.	Tuxtla	Tuxtla Gutierrez, Chiapas
19.	Vallejo	Mexico City, Distrito Federal
20.	Veracruz	Veracruz, Veracruz
21.	Daltem Norte	Monterrey, Nuevo Leon
22.	Daltem Nacional	Mexico City , Distrito Federal
23.	Drogueria y Distribuidora FASA	Santiago, Chile

In January 2009 we started operations in our new distribution center in Hermosillo, Sonora. The new facility quadrupled the storage capacity of the previous center and features semi-automatic picking capabilities, thus allowing for more efficient distribution to the surrounding region.

In Brazil, we lease all of the properties where our retail pharmacies are located, as well as one distribution center in São João de Meriti, which has approximately 5,000 square meters of storage space and is used to provide local logistics support to our pharmacies. In Mexico and Chile, we currently lease all of the properties where our retail pharmacies are located as well as the 48,750 square meter Mexican distribution center that is located in Guadalupe, Nuevo Leon and that provides service to Benavides. All of the properties, equipment and our inventory are covered by insurance policies. The insurance program includes coverage against a variety of risks such as fire and theft, as well as third party liability and the temporary shutdown of the business due to natural disasters.

In addition to our distribution centers, we also own the approximately 3,500 square meter site (2,548 square meters of construction) of the Sports Clinic facility located in Tampico, Tamaulipas, as well as all of the necessary equipment for its operation.

The following table shows our pharmacy locations in Mexico, Brazil, Chile and Peru as of December 31, 2011:

Brand	Location	Number of Pharmacies
Farmacias ABC	Jalisco	74
Farmacias ABC	Michoacan	26
Farmacias ABC	Mexico City and State of Mexico	27
Farmacias ABC	Guanajuato	21
Farmacias ABC	Tampico, Tamaulipas	1
Farmacias ABC	Saltillo, Coahuila	5

Drogasmil	Rio de Janeiro	85
Drogasmil	Sao Paulo	3

Farmacias Ahumada, S.A.	Tarapaca	6
Farmacias Ahumada, S.A.	Antofagasta	10
Farmacias Ahumada, S.A.	Atacama	7
Farmacias Ahumada, S.A.	Coquimbo	16
Farmacias Ahumada, S.A.	La Aranucania	11
Farmacias Ahumada, S.A.	Metropolitana de Santiago	189
Farmacias Ahumada, S.A.	Valparaiso	39
Farmacias Ahumada, S.A.	Libertador General Bernardo O’Higgins	11
Farmacias Ahumada, S.A.	Maule	14
Farmacias Ahumada, S.A.	Bio Bio	29
Farmacias Ahumada, S.A.	Los Lagos	8
Farmacias Ahumada, S.A.	Aysen del General Carlos Ibañez del Campo	2
Farmacias Ahumada, S.A.	Magallanes y de la Antartica Chilena	4
Farmacias Ahumada, S.A.	Los Rios	5
Farmacias Ahumada, S.A.	Arica y Parinacota	5
Farmacias Benavides, S.A.B. de C.V.	Aguascalientes	14
Farmacias Benavides, S.A.B. de C.V.	Baja California Norte	47
Farmacias Benavides, S.A.B. de C.V.	Baja California Sur	2
Farmacias Benavides, S.A.B. de C.V.	Coahuila	62
Farmacias Benavides, S.A.B. de C.V.	Chihuahua	52
Farmacias Benavides, S.A.B. de C.V.	Durango	9

Brand	Location	Number of Pharmacies
Farmacias Benavides, S.A.B. de C.V.	Guanajuato	18
Farmacias Benavides, S.A.B. de C.V.	Jalisco	79
Farmacias Benavides, S.A.B. de C.V.	Nayarit	16
Farmacias Benavides, S.A.B. de C.V.	Nuevo Leon	202
Farmacias Benavides, S.A.B. de C.V.	San Luis Potosi	8
Farmacias Benavides, S.A.B. de C.V.	Sinaloa	29
Farmacias Benavides, S.A.B. de C.V.	Sonora	73
Farmacias Benavides, S.A.B. de C.V.	Tamaulipas	117
Farmacias Benavides, S.A.B. de C.V.	Veracruz	10
Farmacias Benavides, S.A.B. de C.V.	Zacatecas	3
Farmacias Benavides, S.A.B. de C.V.	Mexico City, Distrito Federal	5

Boticas Fasa	Lima Metropolitana	110
Boticas Fasa	Barranca	1
Boticas Fasa	Cajamarca	2
Boticas Fasa	Chiclayo	8
Boticas Fasa	Chimbote	4
Boticas Fasa	Huacho	2
Boticas Fasa	Huaral	1
Boticas Fasa	Huanuco	2
Boticas Fasa	Huaraz	2
Boticas Fasa	Piura	6
Boticas Fasa	Talara	2
Boticas Fasa	Trujillo	9
Boticas Fasa	Tumbes	1
Boticas Fasa	Huancayo	4
Boticas Fasa	Apurimac	2
Boticas Fasa	Arequipa	12
Boticas Fasa	Caсete	1
Boticas Fasa	Cayma	2
Boticas Fasa	Chincha	2
Boticas Fasa	Cusco	5
Boticas Fasa	Ica	4
Boticas Fasa	Moquegua	2
Boticas Fasa	Pisco	2
Boticas Fasa	Tacna	3
Boticas Fasa	Tarapoto	1

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

In terms of our Retail Pharmacy business, we have over 900 stores in the 19 Mexican states where we currently operate, more than 350 stores in 15 Chilean regions and 88 stores that offer service in two Brazilian states. In the event that any of these properties were negatively affected due to adverse climate conditions, we believe that we would still have adequate coverage and that the overall effect on our business would be minimal.

While there have been some natural occurrences in several of the countries where we operate in recent years, to date they have had a minimal effect on our overall operations. The earthquake that occurred in southern Chile in 2010 caused us to temporarily close down 11 stores. However, eight of these stores were reopened within less than 5 months of the incident, on average. Mexico has also experienced several large earthquakes as well as some hurricane activity which could potential reoccur in the future. While the impact on our installations has been minimal thus far, we cannot guarantee that we will not be affected by climate-related or other environmental issues in the future. However, we believe that the geographic diversity and the ample coverage that we have in the majority of the countries where we operate would help mitigate the negative affects of these environmental occurrences, should they transpire.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the accompanying notes included in this annual report starting on page F-1. Our audited consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in some respects from U.S. GAAP. Note 22 to our audited consolidated financial statements provides a description of the primary differences between Mexican FRS and U.S. GAAP. Note 23 also provides a partial reconciliation of consolidated net income for each of the three years in the period ended December 31, 2011 and consolidated stockholders’ equity as of December 31, 2010 and 2011 from Mexican FRS to U.S. GAAP.

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

In 2011, the Group’s consolidated net sales were Ps. 46,568.2 million compared to Ps. 33,840.8 million in 2010. This increase was primarily the result of the consolidation of FASA’s sales into our Group. However, given that we purchased FASA in October 2010, only its fourth quarter sales were reflected in our 2010 net sales. Therefore, this figure is not comparable with our 2011 sales, when a full twelve months of FASA’s sales were consolidated into the Group’s total sales.

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

Currency Fluctuations

As a result of our recent acquisition in Chile, we have incurred debt that is denominated in several foreign currencies. Therefore, we could be adversely affected by decreases in the value of the Peso against the respective currency, which would most likely result in net foreign exchange losses. Nevertheless, a significant portion of our revenues is, and will continue to be, Peso-denominated.

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

Economic Situation

In 2005, the Mexican economy benefited from sharp increases in oil prices and global economic recovery. As a result, the Mexico’s GDP for the year grew by 3.0%, annual inflation was 3.3% and the interest rate on 28-day CETES averaged 9.2%. During 2006, Mexico’s GDP grew 4.8% mainly as a result of presidential, congressional and state elections, which enhanced extraordinary spending and a continued increase in oil prices. Inflation was 4.1% and the interest rate on 28-day CETES averaged 7.2%. During 2007, the Mexican economy proved resilient in the face of a downturn in the U.S. economy. GDP growth was 3.3%, inflation was 3.8% and the interest rate on 28-day CETES averaged 7.2%. In response to the worldwide economic downturn, in 2008 Mexico’s GDP growth was cut in half, declining to 1.6%, inflation rose to 6.5% and the interest rate on 28-day CETES averaged 7.7%. In 2009, the Mexican economy continued to be affected by the global economic crisis. GDP declined by 6.5% while the average interest rate on the 28-day CETES fell to 5.4%. Inflation, however, decreased to 3.6%. In 2010, the Mexican economy gained strength, posting a GDP growth of 5.5% stemming from increased production and the demand for exports brought on in large part by increased industrial activity in the United States. The interest rate on 28-day CETES averaged 4.40% as a result of national monetary policies that were in line with the trends in the global economy, and the inflation rate was 4.40%. During 2011, despite lower GDP growth of 3.9%, a record drought that has fueled farm prices and greater volatility in the peso/dollar exchange rate, the Mexican economy was relatively stable given that overall annual inflation rate fell to 3.8% and the interest rate for the 28-day CETE averaged 4.2%.

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

Introduction to Our Operations

The following table sets forth the real price increases and unit volume growth for our Private Pharma division for the years indicated:

	Year Ended December 31,
	2011	2010	2009

Total Mexican Private Pharmaceuticals Market:
Real Unit Price Increases	(4.2)%	(2.3)%	(0.4)%
Growth in Units	5.5%	0.7%	(2.5)%

Casa Saba Private Pharmaceutical Distribution:
Real Unit Price Increases	2.3%	(5.9)%	3.1%
Growth in Units	(6.7)%	3.9%	(5.8)%

Market Share of Grupo Casa Saba(1):	20.9%	23.6%	22.9%
Inflation:(2)	3.8%	4.4%	3.6%

(1)	Based on information from IMS Health, A.G. (Mexico) and Grupo Casa Saba’s own estimates. This market share does not include purchases made by government institutions and sales in the private pharmaceutical market related to pharmaceutical products with the same active ingredient but are not branded by any particular laboratory (similares), generics and, generic products that are recommended to clients by pharmacy employees at the point-of-sale or by the dispensing physician (impulse). Also includes an IMS estimate of sales through non-wholesalers.

(2)	Based on the changes in the NCPI.

For a more detailed description of the Mexican private pharmaceutical market and our private pharmaceutical business, see “Item 4. Information on the Company—Business Overview—Pharmaceutical Industry”.

The following table sets forth our net sales by division and the corresponding growth rates for each of our business divisions for the years indicated.

	Year Ended December 31,
	2011 Restated	2010	2009

Pharmaceuticals:
Private sector	21,497.2	24,335.4	22,377.4
% Growth	(11.7)%	8.8%	3.9%
Government	1,209.1	959.3	906.1
% Growth	26.0%	5.9%	(12.4)%
Health, Beauty, Consumer Goods, General Merchandise and Other Products	2,421.8	2,173.6	2,530.4
% Growth	11.4%	(14.1)%	0.4%
Publications	792.6	835.5	753.4
% Growth	(5.2)%	10.9%	0.6%
Retail Pharmacy	20,647.5	5,536.9	3,244.3
% Growth	272.9%	71.7%	26.3%
Total	46,568.2	33,840.8	29,791.6
Total % Growth	37.6%	13.6%	4.9%

The following table sets forth the net sales for each of our business divisions and our results of operations as a percentage of our total net sales for the years indicated:

	Year Ended December 31,
	2011 Restated	2010	2009

Pharmaceuticals:
- Private	46.16%	71.91%	75.11%
- Government	2.60%	2.83%	3.04%
Health, Beauty, Consumer Goods, General Merchandise & Other Products	5.20%	6.42%	8.49%
Publications	1.70%	2.47%	2.53%
Retail Pharmacy	44.34%	16.36%	10.82%
Total	100%	100%	100%

Cost of Sales	81.4%	86.6%	89.2%
Gross Profit	18.7%	13.4%	10.8%
Operating expenses:
- Selling expenses	2.9%	3.7%	3.1%
- Administrative expenses	12.8%	7.7%	4.7%
	15.7%	11.4%	7.8%
Operating income	3.0%	2.0%	3.0%
Comprehensive cost of financing, net	2.2%	0.8%	0.9%
Other income	1.2%	0.3%	0.5%
Income tax and employee profit sharing	0.7%	0.1%	0.7%
Net income	(1.1)%	0.8%	0.9%

For a more detailed description of each of our divisions, see “Item 4. Information on the Company—Operations”.

Results of Operations

In accordance with Mexican FRS, Peso amounts presented below are expressed in nominal terms.

Given that the Group’s auditors issued a qualified audit opinion on the financial statements for the year ended December 31, 2011 and its applicable period, the Company was asked to resolve the pending issues and restate its consolidated financial statements for the year then ended and its related period. As described in Note 3 a) subparagraph ii) to our audited, consolidated financial statements, the Group concluded the clearing and adjusting of inventories and determined the appropriate liabilities resulting from certain contingencies derived from the subsidiary CSB Drogaria, S.A., a Brazilian company, which lacked adequate accounting records. As of this date, the Company has concluded its work to overturn the qualification and, as a result, the Group is presenting the modifications resulting from this restatement. Below is a revised discussion and analysis of GCS’s results based on the restated numbers.

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

	Consolidated Group		FASA		Net amount
	(Amounts in millions of Mexican pesos)

Net sales	Ps.	46,568.2	Ps.	19,139.8	Ps.	27,428.4
Gross Profit		8,683.5		4,711.8		3,971.7
Operating income		1,380.2		522.0		858.2

Total Net Sales. Grupo Casa Saba’s total net sales amounted to Ps. 46,568.2 million for the year ended December 31, 2011, an increase of 37.6% as compared to the same period of 2010. The increase was primarily due to the addition of FASA’s sales. Excluding FASA, sales for GCS would have decreased 8.5%, due to lower sales to some supermarket chains, some regional and traditional clients, as well as lower sales from our publication division, Citem. This decrease was also affected by the elimination of the sales from Casa Saba to Benavides (a subsidiary of FASA), which during 2011 accounted for $2,996.9 million and in 2010 for $723.9 (please note that this figure only reflects sales from Oct - December). However, this decrease was partially offset by an increase of 26% in sales from our Government Pharma business division due to a higher participation in bidding processes.

Sales by Division: Net Private Pharma Sales. Net sales from our Private Pharma business division went from Ps. 24,335.4 million for the year ended December 31, 2010 to Ps. 21,497.2 million for the year ended December 31, 2011, a decrease of 11.7%, due to lower sales to some supermarket chains and some regional and traditional clients. This decline was the result of a change within the industry related to the way in which products are distributed by channel (fee-for-service). While our sales to some channels are negatively affected by this new scheme, the benefit is that it leads to improvements in our gross margin. It is important to mention that this decrease was also affected, in part, by the elimination of the sales from Casas Saba to Benavides (a subsidiary of FASA), which during 2011 accounted for $2,996.9 million and in 2010 for $723.9 (please note that this figure only reflects sales from Oct - December). As a result, this division’s sales represented 46.2% of the Group’s total net sales.

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

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division were Ps. 2,421.8 million for the year ended December 31, 2011 compared to Ps. 2,173.6 million for the year ended December 31, 2010. This increase was mainly due to a higher demand for these types of products in the different markets where we offer them, particularly in the Benavides pharmacy chain, a Company belonging to the Group. Prior to becoming a part of the Group, Benavides purchased these types of items from third parties. However, once it became a part of the Group, it began purchasing a higher percentage of these products from our distribution division, which had a positive affect on this division’s sales. The higher purchases of Benavides from our distribution division derived in higher volume in sell to third parties in that subsidiary. Net sales by this division represented 5.2% of our total 2011 net sales.

Net Publication Sales. Net sales from our Publications business division decreased 5.2% due to the fact that several of our publishers withdrew some of their magazines from the market during the period, which led to a reduction in the overall number of publications distributed. Sales went from Ps. 835.5 million for the year ended December 31, 2010 to Ps. 792.6 million for the year ended December 31, 2011 and accounted for 1.7% of our total net sales.

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

Gross Profit. Grupo Casa Saba’s gross profit totaled Ps. 8,683.5 million for the year ended December 31, 2011, an increase of 91.8% as compared to Ps. 4,527.8 million for the same period of 2010. The increase reflects a full 12 months consolidating FASA, compared to 2010 when we only consolidated three months of FASA. The previously mentioned 2011 gross profit led to an improvement in the gross margin, which was 18.65% for the year ended December 31, 2011, compared to the margin of 13.38%, registered in 2010. The higher gross margin was the result of the sales from our Retail Pharmacy operations, which, due to the nature of the business, is higher than the margins obtained in the distribution businesses.

Operating Expenses. Our operating expenses totaled Ps. 7,303.3 million for the year ended December 31, 2011, an increase of 89.5% as compared to Ps. 3,853.1 million for the year ended December 31, 2010. This was mainly the result of the incorporation of FASA and, therefore, is not comparable. Operating expenses in FASA, due to the nature of its retail business, are higher than in the wholesale business. As a result, this figure is also not comparable with the previous year. Excluding FASA, operating expenses were 9.4% higher than in 2010, primarily as a result of the ajustments that were made for liabilities and reserves in Brazil as well as salary increases. However, operating efficiencies partially offset this increase. Consequently, operating expenses represented 15.7% of our total net sales for the year ended December 31, 2011.

Operating Income. Operating income for the year ended December 31, 2011 was Ps. 1,380.2 million, an increase of 104.6% as compared to Ps. 674.7 million for the year ended December 31, 2010. As a result, our operating margin for the year ended December 31, 2011 was 2.96%, compared to a margin of 1.99% for the year ended December 31, 2010.

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

Tax Provisions. Provisions for taxes for the year ended December 31, 2011 were Ps. 312.4 million, an increase of 547.5%, as compared to Ps. 48.3 million for the year ended December 31, 2010. Income tax for the year ended December 31, 2011 amounted to Ps. 744.7 million, which was partially offset by a deferred income tax of Ps. 432.3 million.

Net Income (Loss). The Group’s net loss for the year ended December 31, 2011 totaled Ps. (512.5) million, compared to Ps. 270.1 million for the period ended December 31, 2010. This decline was primarily due to the goodwill impairment charge in the amount of Ps. 538.0 million, related to the acquisition of the Group´s Brazilian subsidiary, which was recognized in the “Other expenses, net” line item, as well as an increase in interest paid and higher income tax payments.

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

	Consolidated Group		FASA		Net amount
	(Amounts in millions of Mexican pesos)

Net sales	Ps.	33,840.8	Ps.	4,280.9	Ps.	29,559.9
Gross Profit		4,527.8		1091.8		3,436.0
Operating income		674.7		83.7		591.0

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

Net Health, Beauty, Consumer Goods, General Merchandise and Other Sales. Net sales from our Health, Beauty, Consumer Goods, General Merchandise and Other business division were Ps. 2,530.4 million for the year ended December 31, 2009 compared to Ps. 2,173.6 million for the year ended December 31, 2010. Net sales by this division represented 6.4% of our total net sales compared to 8.5% in 2009.

Net Publication Sales. Net sales from our Publications business division also posted strong gains, from Ps. 753.4 million for the year ended December 31, 2009 to Ps. 835.5 million for the year ended December 31, 2010 and accounted for 2.5% of our total net sales for the year ended December 31, 2010. This result was primarily due to the increase in sales in specialty title and collector’s item sales related to the World Cup sporting event.

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

This division represented 16.4% of the Company’s net sales in the 2010 fiscal year.

Gross Profit. Grupo Casa Saba’s gross profit totaled Ps. 4,527.8 million for the year ended December 31, 2010, an increase of 40.4% as compared to Ps. 3,225.9 million for the same period in 2009. The improvement in the gross margin, which was 13.4% for the year ended December 31, 2010, as compared to 10.8% registered during the previous year, was primarily the result of higher margin sales from our Retail Pharmacy operations. FASA’s gross margin for 2010 was 24.7%, which, due to the nature of the business, is higher than the margins in the distribution business.

Operating Expenses. Our operating expenses totaled Ps. 3,853.1 million for the year ended December 31, 2010, an increase of 65.0% as compared to Ps. 2,335.1 million for the year ended December 31, 2009. This was mainly the result of the incorporation of FASA into our retail operations given that operating expenses, such as store rents, are generally higher in the retail business than they are in distribution due to the nature of the operations. Therefore, this figure is not comparable with the previous year. Consequently, operating expenses represented 11.4% of our total net sales for the year ended December 31, 2010.

Operating Income. Operating income for the year ended December 31, 2010 was Ps. 674.7 million, a decrease of 24.3% as compared to Ps. 890.7 million for the year ended December 31, 2009. This was due to the increase in our operating expenses, as described above. As a result, our operating margin for year ended December 31, 2010 was 2.0%, compared to the margin of 3.0% for the year ended December 31, 2009.

Comprehensive Financing Cost, Net. Pursuant to Mexican FRS, we report four items within this line item: interest expense, interest income, foreign exchange (gain) loss and the (gain) loss on net monetary position, when the inflationary economic environment is applied. As of January 1, 2008 we ceased inflation accounting pursuant to Mexican FRS.

Foreign exchange losses (or gains) arise primarily from U.S. Dollar-denominated position or loans as the Peso devalues or appreciates against the U.S. Dollar.

Our 2010 comprehensive financing cost, net remained the same as the previous year, at Ps. 262.2 million for both the year ended December 31, 2009 and for the year ended December 31, 2010. This was the result of the rise in our interest expense, which totaled Ps. 493.0 million in 2010, related to the acquisition of FASA compared to Ps. 264.5 million in 2009. However, this increase was partially offset by higher interest income earned, in the amount of Ps. 199.4 million, compared to Ps. 5.1 million in 2009, as well as an exchange rate gain of 31.4 million as discussed in our consolidated statement of income.

Tax Provisions. Provisions for income taxes for the year ended December 31, 2010 was Ps. 48.3 million, a decrease of 77.2% as compared to Ps. 211.9 million for the year ended December 31, 2009. Income tax liability for the year ended December 31, 2010 amounted to Ps. 386.4 million, 12.4% greater than the income tax provisions for the year ended December 31, 2009, and which was partially offset by the deferred income tax asset of Ps. 338.0 million.

Net Income. The Group’s net income for the year ended December 31, 2010 amounted to Ps. 270.0 million, a decrease of 3.6% as compared to Ps. 280.3 million for the year ended December 31, 2009. This decline was primarily due to the increase in our operating expenses, which was not offset by the higher gross profit.

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

On August 30, 2010, the Company entered into the Acquisition Loan. Certain subsidiaries of the Company executed the Acquisition Loan as joint obligors. HSBC Mexico and HSBC Bank (Chile) were appointed as collateral agents in the respective countries. The Acquisition Loan bears interest at the TIIE rate plus a margin. However, under the Acquisition Loan the Company had to pay each Lender the principal amount of the Acquisition Loan, in a single payment, twelve (12) months after the disbursement date, unless the Acquisition Loan term was extended to an additional seven year period. The obligations under the credit agreement are guaranteed by the Company and the majority of the subsidiaries. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” and Note 12) of our consolidated financial statements.

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

As of December 31, 2011, the Distribution Division had arranged for short-term revolving credit lines for a total aggregate principal amount of Ps. 1,060.0 million with the following lenders: Banco Santander S.A. Institución de Banca Múltiple, Grupo Financiero Santander, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer and Banco Autofín México, S.A. Institución de Banca (Mi Banco).

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” and Note 23(f) to our consolidated financial statements for additional information regarding market risks.

See Note 12 to our consolidated financial statements for further description of our indebtedness.

Overview Cash Flows

Historically, our cash and capital requirements have been satisfied through cash from operations and bank loans. We plan to continue to satisfy our cash and capital expenditure requirements primarily through cash from our operations. If deemed necessary, we can access our revolving credit facilities totaling an aggregate principal amount of up to Ps. 1,060.0 million. Net working capital (current assets minus current liabilities) as of December 31, 2011 was Ps. 4,087.5 million compared to (Ps. 2,971.7) million as of December 31, 2010.

Our inventories, net as of December 31, 2011, were Ps. 8,614.3 million or 1.0% higher than the Ps. 8,526.2 million on December 31, 2010. For the year ended December 31, 2011, our inventory days were 81.9 days, 2.9 days higher than the 79.0 days registered for the year ended December 31, 2010. As of December 31, 2010, our inventory days were 79.0 days, 9.3 days higher than the 69.7 days for the year ended December 31, 2009. Accounts payable were 84.1, 85.7 and 68.5 days for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Accounts Receivable

As of December 31, 2011, our accounts receivable net decreased to Ps. 5,381.0 million, 22.2% lower than the Ps. 6,920.4 million as of December 31, 2010. This decline was largely due to the fact that our retail division sales are primarily cash transactions. Accounts receivable days as of December 31, 2011 decreased 31.3 days to 41.6 days from 73.6 days in 2010. As of December 31, 2009, accounts receivable days were 63.2.

For a description of the nature and amounts of accounts receivable due from current and former related parties, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11 to our audited consolidated financial statements.

Trade Accounts Payable

As of December 31, 2011, trade accounts payable decreased to Ps. 8,848.8 million or 4.7% lower compared to Ps. 9,288.8 million as of December 31, 2010. The decrease was the result of an increase in payments to the Company’s providers due to certain additional agreements with supplier to obtain in proper time pharmaceutical products, as well as instant liquidity in account banks As a result, our trade accounts payable days decreased to 84.1 in 2011 compared to 85.7 days for the year ended December 31, 2010. As of December 31, 2009, our trade accounts payable days were 68.5. Beginning in 2010, this calculation takes into account FASA’s total accounts payable balance with its suppliers; therefore, the figures are not comparable with previous years.

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

Mexico

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

From a tax perspective, under the provisions of the Chilean Income Tax Law (Ley del Impuesto Sobre la Renta), dividends paid to resident holders with respect to the Chilean shares shall be subject to Chilean income tax. Dividends allocated to a non-resident shareholder or as remittances to a foreign entity, shall be subject to a Withholding tax, unless the distributed profits are exempt earnings or exempt of the Additional Tax.

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

Grupo Casa Saba’s Treasury departments operate under strict controls that include maintaining joint checking and electronic banking accounts (two signatures required), both of which operate with security measures, such as codes, and an accounting matching systems for check cashing in each of their respective systems (RP BaaN for Casa Saba and SAP for the Retail Division). In addition, payments made to providers and employee payroll are automated for electronic transfers as well as for account and payment amount reconciliation. The Group’s trade accounts payable departments are dependent on the Treasury department. Therefore, its information and the generation of payments originate from our BaaN and SAP systems, which enable us to maintain consistency between our established policies and procedures for our treasury and accounting departments.

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

Farmacias Ahumada, S.A. currently has 8 outstanding short-term forward contracts, all of which will come due during 2012 and one forward contract that is due in November 2013.

Capital Expenditures

Our distribution-related capital expenditures during 2011 were approximately Ps. 109.6 million, which consisted of Ps. 37.1 million for technology and computer equipment, and Ps. 72.5 million for other general expenditures. These expenditures are usually funded with cash from our operations. In the event that we need additional funds, we can use our available credit lines.

Of the Ps. 274.5 million in capital expenditures that we used in the retail division throughout the course of 2011, Ps. 231.9 million were utilized for projects at the point-of-sale while Ps. 35.6 million were used for infrastructure projects. An additional Ps. 7.0 million was spent on improvements to the distribution centers. These projects are generally funded with cash from our operations.

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

The Mexican government’s decision to lift the restriction that required drug makers to operate plants in the country in order to sell their products has also had an effect on pharmaceutical production trends in Mexico. As the demand for generics continues to grow, it has also begun to attract foreign companies specializing in this segment. In 2011, Hetero Drugs, an Indian-based pharmaceutical company, entered the Mexican market and has begun working with private sector clients to produce their controlled and private label brands. Brazilian generic drug maker, Medley (which was purchased by Sanofi-Aventis in 2009), has announced that it would be entering the Mexican market in 2012 with an initial portfolio of 32 low-cost generic drugs, which will provide further competition for this sector.

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

The Mexican private pharmaceutical market has solid growth fundamentals, which lead us to expect sustained annual growth over the coming years. The main factors supporting this expected growth are Mexico’s demographic structure (adults represent an increasing proportion of Mexico’s total population), the increase in chronic illnesses such as diabetes and the increase in the life expectancy of the Mexican population. The combination of these factors has generated growth in the demand for healthcare services and pharmaceutical products. In addition, the government’s Seguro Popular Program has been instrumental in granting health care access to nearly 100% of the Mexican population.

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

Selling prices since the latest financial year

As distributors, we do not establish selling prices. In Mexico, the Secretaria de Salud establishes a maximum public sales price at the point-of-sale that cannot be exceeded without penalty. In Brazil, the CMED authorizes a maximum price increase once a year. Therefore the increase in selling prices is limited in these markets. In Chile, the government lifted its price controls on pharmaceutical products in both the private and public sectors, leaving the market to set the price.

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

In connection with the FASA Acquisition, we have incurred a significant amount of debt, which may have an adverse effect on the price of our outstanding shares. Such financing could, likewise, have important consequences to the Company, including an increase in our interest costs. The Acquisition Loan provides for a series of covenants which, among other things, restrict the ability of the Company to pay dividends on the capital stock or redeem, repurchase or retire our capital stock; and to create any consensual limitation on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer any distribution, among other customary covenants and provisions. In August 2011, we successfully refinanced the bridge loan as well as the collateral package executed to guarantee its obligation under the loan into a long-term loan with more favorable terms for the Company.

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

The trends described in this section and expectations of Grupo Casa Saba may be affected by the relatively slow economic recovery, both globally and locally, in the markets where we have operations. See “Item 3. Key Information—Risk Factors—Risk Factors Relating to Economic and Political Developments”.

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

Aggregate Contractual Obligations

Below is a table containing a description of Grupo Casa Saba’s aggregate contractual obligations as of December 31, 2011.

Tabular Presentation of Aggregate Contractual Obligations

Contractual Obligations	Payments due by period
(Millions of Pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt (1)	7,524.8		2,778.8	2,951.6	1,794.4
Capital Lease Obligations (2)
Operating Leases (3)
Other long-term debt (4)	1,980.9		1,003.7	382.8	594.3
Other Long-Term Liabilities (deferred income tax and other liabilities) reflected on our Balance Sheet under Mexican FRS (5)	264.0		87.9	176.1
Short-term debt (6)	3,050.8	3,050.8

Total (7)	12,820.5		3,870.5	3,510.5	2,388.8

(1)	Includes non-current maturities of long-term debt (see Note 12 to our audited consolidated financial statements).
(2)	Not applicable.
(3)	Our operating leases are primarily related to our retail pharmacy business. These leases, which amounted to Ps. 1,273.5 million in 2011, are entered into in the ordinary course of business and their term varies from one-year to a longer term of up to ten years, depending on the circumstances and location.
(4)	FASA’s bond obligations. (see Note 12 to our audited consolidated financial statements).

(5)            Includes reserve for retirement pensions and seniority premiums. The maturity of this obligation will occur in accordance with the disclosure in Note 3(q) to our audited consolidated financial statements. (See Note 3(q) and 1(a) to our audited consolidated financial statements.)

(6) Current maturities of short-term debt (see Note 12 to our audited consolidated financial statements).

(7) Amounts include interest paid as of the date of the consolidated financial statements (see Note 25(a) to our audited consolidated financial statements)

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

In addition, in March 2013, Management quantified an accounting error in the previously financial statements of 2011, regarding the inadequate recognition of the carrying value of goodwill from the acquisition of subsidiary Drogarias., The new consideration took into account additional assumptions for the determination of “value in use” of the cash generating unit, which existed at the date on which the 2011 financial statemens were prepared and discovered on a subsequent date, as well as failures in gathering reliable financial information to complete the preparation of the annual impairment test.

In accordance with the foregoing, after evaluating the existence of events and circumstances referred to above, Management determined it was more likely than not that fair value of a reporting unit was less than its carrying value, as described in the following paragraphs.

Business acquisitions, intangible assets and goodwill

Business acquisitions are recognized by using the purchase method to allocate the purchase price to the net assets acquired and the noncontrolling interest. Therefore: (i) intangible assets acquired are recognized at its estimated fair value at acquisition date; (ii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment. The goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest within the twelve months subsequent to the acquisition date.

Intangible assets with indefinite useful life, including goodwill, are subject to periodic impairment tests by determining the recoverable amount of the reporting units, which consists of higher the value in use represented by the discounted amount of estimated future cash flows to be generated by such reporting units to which goodwill relates and the net selling price. Management takes into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified. We determine the fair value by using methodologies generally accepted in the market to determine the value of entities.

Moreover, we monitor the lives assigned to other long-lived assets with definite useful life for purposes of amortization. This analysis is subjective and form part to the determination of whether impairment has occurred.

Significant judgment is required to appropriately assess the recoverable amount. Management considers that the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating unit. Therefore, the cash flows projections models recognize medium and long-term economic variables fairly at the time of the financial statements. These projections are related to future estimated price of products, changes in operating expenses, industry economic trend, the growth expectation in the market, as well as the discount and growth rates applied in perpetuity.

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

The procedures referred to above, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” (Note 3 n) to our financial statements) under Mexican FRS as compared to U.S. GAAP, as well as differences in the reporting units’ carrying amounts between Mexican FRS and U.S. GAAP generate, when applicable, different amounts of impairment losses. In addition, under US GAAP subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed, while MFRS allows the reversal of the recognition of impairment under certain circumstances.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in the Brazil in the amount of Ps. 109,000, which differs from impairment loss under Mexican FRS due to referred to above. Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 210,000. In 2010, the Group determined the fair value of a reporting unit exceeds its carrying amount of goodwill and indefinite-lived intangible assets, under USGAAP and Mexican FRS. Therefore, it was not necessary to record impairment. In 2011 under USGAAP, the Group recorded an estimated impairment loss in connection with its reporting units in Drogueros, Citem and Brazil in the amount of Ps.46,210, Ps. 8,289 and Ps. 473,835, respectively. Under Mexican FRS, goodwill impairment loss was determined in the amount of Ps. 78,425, Ps. 56,456 and Ps. 403,138, respectively.

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

As explained in Note 25) to our financial statements, the Company sold the total equity in the capital stock of the subsidiary Drogarias. The estimated amount of the consideration amounts to equivalent of Ps.650,016, subject to certain adjustment, related to the determination of the “Confirmed Equity Value”. The closing of the operation will conclude with the certain performance of clauses precedent and the approval of the Brazilian authorities. Therefore, we can give no assurance that we are not generate any potential loss by considering the factors referred.

Employee Benefits

Our labor liabilities include obligations for defined benefits for retirement pensions and seniority premiums, as well as severance benefits to employees for the termination of the employment relationship when they complete the employment relationship prior to retirement age, which is not associated with a restructuring event. Costs are recognized in income as employees render their services. Toward that end, actuarial computations are applied to the present value of labor obligations using long-term assumptions.

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

The following table is a summary of the three key assumptions used in determining 2011 annual labor cost:

Assumptions:
México
Discount rate	7.75%
Salary increase rate	4.00%
Return of plan assets	9.25%
Chile
Discount rate	7.5%
Salary increase rate	4.0%

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

Deferred income tax is determined by applying the “asset and liability method” which requires a determination of the temporary differences between the financial statements carrying amount and the tax basis of assets and liabilities. Significant judgments are required to appropriately assess the amounts of tax assets and liabilities. We record deferred income tax asset when we believe that the recoverability of the asset is determined to be probable by considering the “more likely than not” criteria. If this determination cannot be made, a valuation allowance is established to reduce the carrying value of the asset. The more-likely-than-not threshold represents a positive assertion by management that the Group is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained, no benefits of the position are to be recognized in the financial statements.

For the recognition of deferred income tax asset derived from net operating losses and their corresponding valuation reserve, we make an assessment of:

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

Every reporting period, we analyze our actual results versus our estimates and adjust our deferred income tax asset valuations as necessary. If actual results vary from our estimates, the deferred income tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect our net income in such period.

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

Accounting Pronouncements and Related Effects

Under Mexican FRS

New Accounting Pronouncements

In 2009 and 2010, the CINIF issued the following Mexican FRS that will go into effect as of January 1, 2011 and 2012:

MFRS B-2. “Statement of Cash Flows”. Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. In addition, the concept “Adjustment to cash from foreign exchange fluctuations and inflation levels” is changed to “Effects from cash value changes,” which includes effects from translation of foreign operations, inflation, foreign exchange fluctuation and fair value of cash balances. Its application is retrospective.

MFRS B-7, “Business acquisitions.” It requires that in the acquisition of a business containing an operating lease as lessee, an intangible asset is recognized segregated when agreement conditions are favorable or a provision when such conditions are unfavorable. Its application is prospective.

MFRS C-7, “Investments in associates and other long-term investments.” Capital contributions by the holding company to the associate that increases its equity percentage are to be recognized based on the net fair value of identifiable assets and liabilities. For that purpose, the valuation must be in proportion to the increase. Its application is prospective.

FRS B-5. “Financial information by segment” (FRS B-5)

This accounting standard substitutes Bulletin B-5 with the same name. Effective 2011, the main changes are: (i) companies should disclose information by operating segment that is used regularly by executive management, in addition to the information about products or services and geographic areas reported in accordance with Mexican Bulletin B-5; (ii) disclosure of information by primary and secondary segments is eliminated; (iii) for qualifying as operating segments, it is not required for business areas to be subject to distinct risks between each other; (iv) it allows for considering a business in a pre-operating stage as an operating segment; and (v) it requires that the components of the RIF be disclosed as well as liabilities by operating segment. This pronouncement was applied retrospectively for comparative purposes. It had no impact on the key segments disclosed in our Note 19) to our consolidated financial statements.

FRS B-9. “Interim financial reporting” (FRS B-9)

This accounting standard substitutes Mexican Bulletin B-9 (Bulletin B-9) with the same name. This pronouncement establishes the content to be included in a complete or condensed set of financial statements for an interim period. Adoption of FRS 9 did not impact the Group’s consolidated financial statements.

FRS C-4. “Inventories” (FRS C-4)

This accounting standard substitutes Mexican Bulletin C-4 with the same name. Effective 2011, the main changes are: (i) the direct costing system is eliminated; (ii) the allocation formula of the “last-in/first-out” cost of inventories is eliminated; (iii) inventory valuation should consider the lower of acquisition cost or its net realizable value; (iv) impairment losses are recorded in the cost of sales and reversed by decreasing the cost of sales when the circumstances that generate it no longer exist. The Group adopted retrospectively the new FRS C-4, “Inventories”. That adoption had no impact on the consolidated financial statements.

FRS C-5. “Prepaid expenses” (FRS C-5)

This accounting standard substitutes Mexican Bulletin C-5 with the same name. Effective 2011, the Group adopted retrospectively the new Mexican FRS C-5, “Prepaid expenses”. Accordingly, prepaid expenses are presented as a current asset when the period in which their benefits are expected to be obtained is equal to or less than one year. Prepaid expenses for goods are presented in the short-term or long-term, depending on the classification of the item intended (e.g.: inventory or property and equipment). That adoption had no impact on the consolidated financial statements.

FRS C-6. “Property, plant and equipment” (FRS C-6)

This accounting standard replaces Mexican Bulletin C-6 with the same name. Effective January 1, 2011, the main changes, whose application is prospective, are: (i) it sets forth the guidelines for recognizing the exchange of nonmonetary assets at fair value and the bases for determining the residual value of a component; and (ii) the unused component should be depreciated, unless depreciation is determined based on the activity of the component.

Effective 2011, the Group adopted, retrospectively, other additional provisions set forth by the new Mexican FRS C-6, “Property, plant and equipment.” That adoption had no impact on the consolidated financial statements.

“Improvements to 2011 Financial Information Standards”

Effective January 1, 2011, the main changes are as follows:

FRS B-1. “Accounting changes and error corrections” for presenting the opening statement of financial position if adjustments are retrospective. In our Note 3 a) subparagraph i) to our financial statements, we determined various events or circumstances existing at the acquisition date of FASA, which required an adjustment to the recognized amounts of the acquisition. As a result, the Company recorded certain liabilities incurred, as well as the impairment of some long-lived assets retrospectively to the date of completion of the business acquisition.

In our Note 3a), subparagraphs ii) and iii), we describe the Group concluded the clearing and adjusting the caption of inventories as well as the valuation of certain liabilities related to some contingencies, which resulted in the booking of additional entries of present obligations as of December 31, 2011 in the subsidiary, Drogarias. Consequently, the Group’s consolidated financial statements as of December 31, 2011 and for the period then ended, previously issued, were reissued to recognize those effects.

Moreover, in March 2013, the Group concluded the correction of accounting errors in the previously issued 2011 consolidated financial statements, which was related to the inadequate recognition, measurement and disclosure of the carrying value of goodwill from the acquisition of the subsidiary Drogarias. Consequently, the Group’s consolidated financial statements as of December 31, 2011 and for the period then ended, previously issued, were reissued to correct that accounting error.

Implementation of IFRS.

As described in our Note 21 to our audited consolidated financial statements, we have adopted IFRS such as those issued by the International Accounting Standards Board (IASB) for the preparation of our financial information beginning January 1, 2012. Pursuant to current SEC reporting requirements, foreign private issuers may provide in their SEC filings financial statements prepared in accordance with IFRS, without reconciliation to U.S. GAAP.

The consolidated financial statements that we will issue for the year ending December 31, 2012 will be our first annual financial statements prepared in accordance with IFRS. Our IFRS transition date is January 1, 2011. In order to determine its opening IFRS statement of financial positions at January 1, 2011, the Group will adjust the previously reported amounts in its financial statements prepared under Mexican FRS, in accordance with IFRS 1, “First-time adoption of IFRS” (IFRS 1). We have therefore applied all mandatory exemptions and certain optional exemptions from the retrospective application of IFRS provided by IFRS 1.

The mandatory exceptions on which we relied are those relating to: IFRS: (i) accounting estimates; (ii) the application of derecognition of financial assets and liabilities; (iii) hedge accounting; and (iv) non-controlling interest, in accordance with IAS 27 (amended) “Consolidated and separate financial statements,” related to the non-controlling interest prospectively. Consequently, the Group will not adopt the retroactive application required by IFRS 3.

Below we describe the optional exceptions on which we relied:

Deemed cost

At the transition date, the Group adopted the following criteria:

•	For real property, the Group uses a revaluation under previous generally accepted accounting principals (previous GAAP) at transition date as deemed cost as the revaluation date as if this was at that date substantially comparable at fair value;
•	For minor property and equipment and certain intangibles, the Company uses their values restated in accordance with previous GAAP at a date prior to the transition as a deemed cost.
•	For indefinite-lived intangible assets (trademarks), the Company uses the fair value related to the acquisition of FASA, which was completed in October 2010, as a deemed cost.

As a result, beginning on January 1, 2011, the Group will increase the net carrying value of its property, plant and equipment in the amount approximating Ps. 747,611, which will be recorded against retained earnings in the opening balance sheet under IFRS. Subsequent to the transition date, the Group will adopt the policy of the cost or depreciated cost for its property, plant and equipment, in accordance with IFRS.

Employee Benefits

The Mexican FRS D-3 “Employee Benefit”, a severance provision and the corresponding expense, must be recognized based on the experience of the Group in terminating the employment relationship before the retirement date, or if the Group deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision was eliminated as it does not meet the definition of a termination benefit pursuant to IAS 19 “Employee Benefits”. Accordingly, at the transition date, the Group derecognized its severance indemnity recorded under D-3 “Employee Benefit” against retained earnings given that no obligation exists.

At the transition date, the Group will apply IAS 19 "Employee benefits" (revised), which eliminates the use of the "corridor method" that trends to defer actuarial gains and losses, and it is required to be recorded in other items of comprehensive income. Therefore, the Group will recognize actuarial gains and losses existing at the date of transition against the opening balance of retained earnings, As a result, accumulated net actuarial loss carryforwards at January 1, 2011, under MFRS in the amount of Ps. 69,660 will be recognized by increasing the liability of employee benefits against retained earnings of the opening balance sheet under IFRS. As of the transition date, the Group will recognize the effect of all actuarial gain and losses in "other comprehensive income" when accrued.

Accumulated translation differences

At the transition date, the Group will reverse the accumulated effect of translation gains or losses generated under Mexican FRS. Therefore, the Goup will transfer the balance of the "Accumulated translation effect" against the opening balance of retained earnings as of the transition date in the amount of Ps. 140,895. This reclassification would not affect the balance of stockholders equity. Subsequent to the transition date, the Group will determine the translation effect prospectively, according to IAS 21, “Effects of changes in foreign currency exchange rates.”

Investments in subsidiaries, jointly controlled entities and associates

At the transition date, the Group will recognize its investments in subsidiaries and associates in its individual financial statements at their carrying value under previous GAAP. Subsequently, the Group will adopt the policy of recognizing its investments in subsidiaries, joint ventures and associates in its individual financial statements at cost.

Assets and liabilities of subsidiaries, jointly controlled entities and associates

At the transition date, the Group will value the asets and liabilities of its subsidiaries in Brazil and Chile, which adopted IFRS before the holding company did, at the carrying values that those subsidiaries have in the financial statements under IFRS, after consolidation adjustments, equity method adjustments and for the effects of business combination.

Business combinations

The Group will apply IFRS 3, “Business combinations” prospectively to business combinations that occur as of the transition date. Therefore, the business combinations agreed upon prior to the transition date will not be reestablished. That is, the Group: (i) will keep the same classification as an acquisition by the legal acquirer, as in its previous GAAP, and (ii) it will recognize all its assets and liabilities at the date of transition to IFRS that were acquired or assumed in a past business combination. As a result, the goodwill balance determined in accordance with previous GAAP at the transition date was not affected by the migration.

Tax criteria

For IFRS, that effect is recognized under the confidence level that a tax position acquires or expects to acquire. Therefore, the tax effect of an adopted position should be recognized only if it meets the “more likely than not” standard limit to be admitted based on its technical merits (laws, regulations, rules, etc.) at the transition date. If a tax position is not considered as “more likely than not,” no benefit of the position will be recognized in the financial statements.

Deferred taxes

The Group has recognized the deferred income tax effect of the adjustments required for the transition to IFRS against retained earnings in the opening balance sheet under IFRS as of January 1, 2011.

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

Directors

Name and Date of Birth	Principal Occupation	Business Experience	First Elected

Manuel Saba Ades (11/03/67)	Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. and of Grupo Casa Saba, S.A.B. de C.V. Member of the Board of Grupo Xtra S.A., de C.V. and of Ixe Grupo Financiero, S.A.B. de C.V.	April 2009

Alberto Saba Ades (07/09/65)	Vice Chairman of the Board	Director – Xtra Inmuebles, S.A. de C.V. Chairman of the Board of Grupo Xtra, S.A. de C.V.	February 2000

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Juan Carlos Peralta del Rio (24/09/75)	Vice President	Vice President — IUSA Footwear International S.A. de C.V	April 2008

Pedro Alejandro Sadurni Gomez (10/8/59)	Executive Vice President, Retail Division GCS	Former Chief Financial and Administration Officer– Grupo Casa Saba, S.A.B de C.V.	April 2009

Julio Emilio Madrazo Garcia (07/07/66)	Partner	De la Calle Madrazo Mancera, CMM and Director-Zimat Golin Harris	April 2009

Miguel Aleman Magnani (04/25/66)	President	Grupo Aleman	April 2009

Gabriel Alarcon Velazquez (02/23/37)	Director	Banco de Comercio	April 2006

Enrique Castillo Sanchez-Mejorada (13/08/56)	CEO of Wholesale Banking	Grupo Financiero Banorte S.A.B. de C.V.	April 2010

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

Executive Officers

The following table sets forth the names of our executive officers, their dates of birth, their position as of December 31, 2011, their prior business experience, and the year in which they were first appointed to their position.

Name and Date of Birth	Current Position	Business Experience	First Appointed

Gabriel Saba D’jamus (07/27/69)	Chief Executive Officer	Executive Director – Grupo Comercial Hotelera, S.A. de C.V. and Grupo Casa Saba, S.A.B. de C.V.	April 2009

Juan Roberto Juarez (01/31/59)	Chief Administrative Officer /Comptroller	Former Comptroller of Grupo Casa Saba, S.A.B. de C.V.	November 2011

Jorge Sanchez Lanzilotti (03/23/70)	Chief Strategic Planning & Finance Officer	Former Chief Administrative & Financial Officer of Farmacias Benavides,, S.A.B de C.V.	November 2011

Hector Manzano de la Torre (04/21/67)	Sales Director	Former Manager of Citem, S.A. de C.V.	September 1991

Oscar Gutierrez Melgar (17/04/67)	Purchasing Director	Former Manager of Drogueros, S.A. de C.V.	November 1985

Jesus Guerra de Luna (05/29/61)	General Counsel	Legal Manager – Grupo Casa Autrey, S.A. de C.V.	June 1995

Ricardo Rios Cardenas (02/01/55)	Human Resources Director	Director of Sales & Operations, Northern Region – Grupo Casa Saba, S.A.B. de C.V.	March 2009

Pedro Canton y Figueroa (08/05/49)	Sales Director	Director of National Warehouse Operations	December 2008

Jorge Luis Garcia (09/12/61)	Chief Information Officer	Former Manager – Grupo Casa Autrey, S.A. de C.V.	May 1992

Efrain Yañez Gonzalez (10/26/70)	Special Accounts Director	Former Director of Collections— Grupo Casa Saba, S.A.B. de C.V.	February 2011

Pedro Alejandro Sadurni Gomez (10/08/59)	Executive Vice President, Retail Division GCS	Former Chief Financial and Administration Officer– Grupo Casa Saba, S.A.B de C.V.	November, 2011

Compensation

Pursuant to our bylaws, all executive compensation must be approved by our Board of Directors on a yearly basis. For the year ended December 31, 2011, the aggregate compensation paid by us to key management personnel and/or our executive officers in all three of the countries where we had operations in 2011 for services rendered in all capacities was approximately Ps. 81.1 million. At the ordinary annual shareholders’ meeting held on April 27, 2012, it was resolved to pay the members of the Board of Directors, without withholding income tax, a fifty peso coin known as a “Centenario” as compensation or to grant them the equivalent value of one “Centenario” for each Board of Director’s meeting attended.

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

During 2009 and 2010 contributions to the fund amounted to Ps. 20.6 million and Ps. 9.7 million, respectively. In 2011, no contributions were made to this fund. As of December 31, 2009, 2010 and 2011, fund assets consisted primarily of investments in equity securities as well as in fixed income securities issued by Mexican companies that are traded on the Mexican Stock Exchange.

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

Committees of Our Board of Directors

In accordance with the Mexican Securities Market Law, we have an Audit and Corporate Practices Committee. As of April 27, 2012, the Audit and Corporate Practices Committee is formed by Messrs. Julio Madrazo Garcia (chairman), Gabriel Alarcon Velazquez and Juan Carlos Peralta del Rio, all independent members of the Board of Directors. As required by the Mexican Securities Market Law, both the chairman and a majority of the members of the Audit and Corporate Practices Committee are independent directors. Among other duties and responsibilities, the Audit and Corporate Practices Committee must:

•	supervise our external auditors and analyze their report;

•	analyze and supervise the preparation of our financial statements;

•	inform the Board of Directors of our internal controls and their adequacy;

•	request reports of our Board of Directs and executive officers whenever it deems appropriate;

•	inform the Board of any irregularities that it may encounter;

•	receive and analyze recommendations and observations made by the stockholders’ meetings;

•	supervise the activities of our Chief Executive Officer;

•	provide an annual report to the Board of Directors;

•	provide opinions to our Board of Directors;

•	request and obtain opinions from independent third parties; and

•	assist the Board in the preparation of annual reports and other reporting obligations.

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

Employees

	2011	2010	% Change	2009	% Change
Total Employees	19,702	20,579	(4.3)%	8,454	143.4%
Total No. Employees in Mexico	13,251	14,069	(5.8)%	7,257	93.9%
Total No. Employees in Brazil	1,401	1,545	(9.3)%	1,197	29.1%
Total No. Employees Chile	3,402	3,619	(6.0)%	-	NA
Total No. Employees in Peru	1,648	1,346	22.4%	-	NA

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

A significant majority of our employees in Mexico, 83.6% as of December 2009, 72.0% as of December 2010 and 75.5% as of December 31, 2011, were represented by unions. Almost all of our employees in Brazil, 99.9% as of December 31, 2010 and 99.9% as of December 31, 2011, were unionized. In Chile 28.4% of our employees were represented by union as of December 31, 2010 and 27.0% were represented by unions at the end of 2011.

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

Although minority shareholders have separate minority shareholders rights, provided in our By-Laws and the Mexican General Corporation Law, in general terms, all shares entitle their holders to the same rights and impose the same obligations on them. For a description of the nature of the minority shareholders rights, see “Item 10. Additional Information,” which is includes a summary of our By-laws.

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

Principal Transactions and Arrangements with Affiliates and Related Parties of Our Directors, Officers and Principal Shareholders Effective During 2011

Leases. In 2001, we entered into a lease for office space with Xtra Inmuebles, S.A. de C.V., an entity owned and controlled by our controlling shareholder. During 2011, we maintained our lease for office space with Xtra Inmuebles and do not have plans to terminate this agreement. In 2011, we expensed Ps. 5.5 million as compared to Ps. 5.2 million in 2010 and Ps. 4.3 million in 2009 with respect to this lease. In 2008, we entered into a lease for storage space with Administradora Inmas, S.A. de C.V., a company that is also owned and controlled by our controlling shareholder. In 2011, we expensed Ps. 1.5 million compared to Ps. 0.4 million in 2010 and Ps. 1.2 million in 2009. We believe that both leases were entered into in the ordinary course of business, were made on an arm’s-length basis and are on terms no less favorable than those that could have been obtained from unaffiliated third parties.

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

As of December 31, 2009, 2010 and 2011, the receivable balances from Aero Xtra, S.A. de C.V. were Ps. 4.5 million, Ps. 0 and Ps. 2.0 million, respectively. For Xtra Inmuebles, S.A. de C.V., they were Ps. 0, Ps. 0 and Ps. 11.6 million, respectively. The receivable balance from Aero Xtra, S.A. de C.V. and Xtra Inmuebles, S.A. de C.V. represented prepaid flight services and the leasing of real estate, respectively. In addition, we had receivable balances from Tenedora Farmacéutica de México, S.A. de C.V. in the amount of Ps. 9.6 million in 2009, 2010 and in 2011. The account receivable balances from Tenedora de Farmacias Morelianas, S.A. de C.V. were Ps.18.6 million in 2009, Ps. 20.6 million in 2010 and Ps. 20.6 million in 2011. In 2011, our accounts receivable balances from Grupo Xtra were Ps. 10.5 million compared to Ps. 11.6 million in 2010 and Ps. 8.6 million in 2009. The receivables balances from Sports Clinic totaled Ps. 0 in 2011 compared to Ps. 6.7 in 2010 and Ps. 0 in 2009. As of December 31, 2009, 2010 and 2011, the receivable balances from Comercializadora Lundedeq, S.A. de C.V. were Ps. 0, Ps. 0.1 million and Ps. 0, respectively while those from Farmaprice, S.A. de C.V. were Ps. 0 in 2009, Ps. 0.1 million in 2010 and Ps. 0 in 2011. Finally, the receivable balances from Administradora Inmas, S.A. de C.V. were Ps. 0 in 2009, Ps. 0.3 million in 2010 and Ps. 0 in 2011, while the receivable balances from Inversiones Turísticas Cancun, S.A. de C.V. were Ps. 0 in 2009 and 2010, respectively, and Ps. 626.1 million in 2011.

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

On December 9, 2008, the Chilean Antitrust Authority or Fiscalía Nacional Económic,a initiated a procedure against FASA before the Chilean Antitrust Court or Tribunal de Defensa de la Libre Competencia, such procedure intended, among others, to prove that FASA had agreed with its competitors, Farmacias Cruz Verde S.A. (“Cruz Verde”) y Farmacias Salcobrand S.A. (“Salcobrand”) a mechanism to fix the price of medicines, to impose certain fines to FASA and to end the alleged agreement. On March 23, 2009, The Chilean Antitrust Authority and FASA filed a settlement agreement before the Chilean Antitrust Court, which was approved on April 13, 2009. Although the investigation is now over with respect to FASA due to the approval of the settlement agreement, this process continued in 2011 with respect to FASA’s aforesaid competitors. Last January 31, 2012, Cruz Verde and Salcobrand were condemned by the Chilean Antitrust Court and both companies challenged the applicable judgment; the Supreme Court Justice of Chile shall resolve this lawsuit.

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

	U.S. Dollar per ADS(1)
Year	High		Low

2012	U.S.$	10.25	U.S.$	6.36
First Quarter	U.S.$	10.25	U.S.$	6.36
2011	U.S.$	23.71	U.S.$	7.01
First Quarter		23.71		13.39
Second Quarter		19.78		16.41
Third Quarter		16.99		10.00
Fourth Quarter		12.24		7.01
2010	U.S.$	21.39	U.S.$	9.76
First Quarter		21.39		13.90
Second Quarter		17.90		10.51
Third Quarter		12.62		9.76
Fourth Quarter		14.96		11.67
2009	U.S.$	20.50	U.S.$	11.14
2008	U.S.$	39.00	U.S.$	17.61
2007	U.S.$	42.85	U.S.$	26.10

Month
April 13, 2012	U.S.$	9.92	U.S.$	8.76
March 2012		10.25		8.04
February 2012		8.82		8.04
January 2012		9.23		6.36
December 2011		9.85		7.01
November 2011		12.24		7.98
October 2011		10.80		8.99

(1)	Source: Infosel and Economatica.

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

The table below shows, for the five most recent full financial years ending December 31, 2011 and each month, the six-month period ending March 31, 2012 and the first half of April 2012 the reported annual highest and lowest market prices in nominal Pesos for our Ordinary Shares on the Mexican Stock Exchange:

	Pesos per ordinary share(1)
Year	High		Low

2012	Ps.	12.50	Ps.	10.00
First Quarter		12.50		10.00
2011	Ps.	25.60	Ps.	9.70
First Quarter		25.60		17.24
Second Quarter		22.50		22.50
Third Quarter		22.50		22.50
Fourth Quarter		16.00		9.70

2010	Ps.	25.50	Ps.	13.00
First Quarter		25.50		19.65
Second Quarter		22.00		16.21
Third Quarter		16.10		13.00
Fourth Quarter		17.51		15.20
2009	Ps.	26.60	Ps.	16.40
2008	Ps.	41.68	Ps.	26.90
2007	Ps.	44.50	Ps.	28.80

Month

April 13, 2012	Ps.	12.00	Ps.	11.11
March 2012		12.50		12.00
February 2012		11.00		10.80
January 2012		11.30		10.00
December 2011		13.70		9.70
November 2011		16.00		11.20
October 2011		13.50		13.00

(1)	Source: Infosel and Economatica.

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

The General CNBV Rules have mandated that the Mexican Stock Exchange adopt minimum requirements for issuers to be registered with the CNBV and have their securities listed on the Mexican Stock Exchange. To be registered, issuers will be required to have, among other things:

▪	a minimum price for the securities to be offered;

▪	a minimum of 15% of the capital stock placed among public investors;

▪	a minimum of 200 holders of shares or of shares represented by ADRs, who are deemed to be public investors under the General CNBV Rules, upon the completion of the offering;

▪	the following distribution of the securities offered pursuant to an offering in Mexico: (i) at least 50% of the total number of securities offered must be placed among investors who acquire less than 5% of the total number of securities offered; and (ii) no investor may acquire more than 40% of the total number of securities offered; and

▪	complied with certain corporate governance requirements.

▪	To maintain its registration, an issuer will be required to have, among other things:

▪	a minimum financial condition;

▪	minimum operating conditions, including a minimum number of trades;

▪	a minimum trading price of its securities;

▪	a minimum of 12% of the capital stock held by public investors;

▪	a minimum of 100 holders of shares or of shares represented by ADRs who are deemed to be public investors under the General CNBV Rules; and

▪	complied with certain corporate governance requirements.

▪	The CNBV has the authority to waive some of these requirements in some circumstances.

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

The General CNBV Rules and the internal regulations of the Mexican Stock Exchange require issuers of listed securities to file through the SEDI information on the occurrence of material events affecting the relevant issuer. Material events include, but are not limited to:

•	the entering into or termination of joint venture agreements or agreements with key suppliers;

•	the creation of new lines of businesses or services;

•	significant deviations in expected or projected operating performance;

•	the restructuring or payment of significant indebtedness;

•	material litigation or labor conflicts;

•	changes in dividend policy;

•	the commencement of any insolvency, suspension or bankruptcy proceedings;

•	changes in the directors; and

•	any other event that may have a material adverse effect on the results, financial condition or operations of the relevant issuer.

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

The CNBV and the Mexican Stock Exchange may suspend the dealing in securities of an issuer:

•	if the issuer does not adequately disclose a material event; or

•	upon price or volume volatility or changes in the offer or demand in respect of the relevant securities, which are not consistent with the historic performance of the securities and could not be explained solely by the information made publicly available under the General CNBV Rules.

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

Amendments to Mexican Securities Market Law

On December 30, 2005, a new Securities Market Law was enacted and published in the Official Gazette. The Mexican Securities Market Law became effective on June 28, 2006 and, in some cases, it allowed an additional period of 180 days (after December 2006) for issuers to incorporate in their bylaws the new corporate governance and other requirements derived from the new law. The new Mexican Securities Market Law changed the Mexican securities law in various material respects. In particular, the new law includes with respect to public companies:

•	their identification as sociedad anónima bursátil (a stock corporation with stock registered in the CNBV and listed on the Mexican Stock Exchange) and a new set of corporate governance requirements;

•	the redefinition of the functions and structure of the Board of Directors, including (i) the number of members of the Board of Directors, up to 21 with at least 25% of these being independent members, and (ii) the independence status of the independent members of the Board of Directors will be qualified at the shareholders’ meeting and the CNBV will have the authority to challenge such independence;

•	the introduction of the general manager and senior management positions as a means for the Board of Directors to conduct the business;

•	a clear definition of fiduciary duties for members of the Board of Directors and its secretary, the chief executive officer and other executive officers, including duty of care and duty of loyalty;

•	the increase of liability standards for members of the Board of Directors and its secretary with respect to the operations and performance of the company, including (i) the payment of damages and losses caused as result of their lack of care or loyalty and (ii) criminal sanctions of up to ten years for damages caused to the company as a result of certain illegal acts involving willful misconducts. The liability actions may be exercised by the company or by shareholders that represent 5% or more of the capital stock of the company;

•	the inclusion of sanctions applicable to senior management, shareholders that hold 10% or more of the capital stock of an issuer and external auditors;

•	the replacement of the statutory auditor by the audit committee, the corporate governance committee and the external auditors, assigning to each of these specific obligations of surveillance and corporate governance;

•	the attribution of independent status to all the members of the audit and corporate governance committees, except in companies with controlling shareholder(s) with 50% of the capital stock, such as the Company;

•	the increase of functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the company and advising the Board of Directors on the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the company, (iv) the receipt and analysis of recommendations and observations made by the shareholders, members of the Board of Directors and senior management, and the authority to take the necessary actions, (v) the authority to call a shareholders’ meeting and include the items to be discussed in the meeting’s agenda and (vi) the surveillance of the performance of the general manager; and

•	the requirement that the shareholders’ meeting approve transactions that represent 20% or more of the consolidated assets of the company within one fiscal year; and the inclusion of a new set of rules to obtain authorization from the CNBV to execute public offerings.

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

Material Contracts

Acquisition of FASA. As part of our strategy to expand our retail pharmacy operations, on May 17, 2010 we entered into a Stock Purchase and Sale Agreement, or the FASA Agreement, with a group of entities controlled by Mr. Jose Codner Chijner to acquire up to 100% of the capital stock of Farmacias Ahumada, S.A., or FASA, for a total price of approximately $637 million, including the assumption of net debt that, as of March 31, 2010 was $162 million. At the time, FASA was the largest retail pharmacy chain in Latin America, with annual sales of approximately $1,691 million in 2010 and over 1,260 pharmacies in Chile, Mexico and Peru. The transaction was subject to the completion of a tender offer for all of the outstanding shares of FASA on the Santiago Stock Market at a price equal or greater than 1,642 Chilean Pesos per share, and the validity of such offer was conditioned upon the sale of at least 50% plus one of the outstanding shares of FASA. The Acquisition was also subject to the approval of our general shareholders’ meeting and of the Mexican Antitrust Commission.

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

On September 28, 2010, the Company and certain subsidiaries entered into an irrevocable guarantee trust as trustors and second beneficiaries, with The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee, pursuant to which the trustors transferred the property of certain shares to the trustee in favor of HSBC Mexico as first beneficiary and acting as Mexican collateral agent, in order to secure its obligations under the Acquisition Loan. In case of an execution scenario, the Company has agreed that the beneficiary is entitled to instruct the sale of the trust estate to the trustee, in order to obtain the necessary resources to pay the Acquisition Loan. In this case, the trustee shall follow the procedure established in the trust agreement for the sale of the trust estate. Among other customary covenants, the trustors have agreed to immediately transfer to the trustee any additional shares that each trustor acquires from time to time, and to abstain from creating or allowing the existence of any lien over the trust estate.

On the same date and in addition to the aforesaid guaranty trust, the Company entered into a non-possessory pledge agreement as pledgor, with HSBC Mexico as pledgee and acting as Mexican collateral agent pursuant to which the Company pledged (i) all its inventory, including raw materials and products, finished and in process, and general assets that are used for the ordinary course of business of the Company and (ii) all the present and future account receivables related to the Company’s preponderant activity. Among other customary covenants, the Company agreed not to sell, transfer or in any way dispose the pledged assets, except, when the sale or property transmission takes place in the ordinary course of business or in any of the exceptions established in the Acquisition Loan. In accordance with Mexican applicable law, the Company is bound to maintain the inventories located in the warehouse described therein. As publicly disclosed by GCS on August 10, 2011, on such date GCS entered into an Amendment Agreement with regard to the Credit Agreement dated August 30, 2010, by means of which GCS had secured the requisite funds to complete the acquisition of Farmacias Ahumada, S.A. in Chile. The effectiveness of such agreement was subject to the satisfaction of certain conditions precedent, all of which were satisfied by GCS in September 2011. The Amended and Restated Credit Agreement includes the affirmative and negative covenants that are customary for this type of transaction. As result of the execution of this document, the non-possessory pledge agreement and the irrevocable trust agreement over shares No. F/00756 were amended, both were guaranties of the Credit Agreement granted for the acquisition of FASA. For a description of the Amended and Restated Credit Agreement and its ancillary documents, see “Exhibits 4.2, 4.4 and 4.6”.

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

This discussion does not constitute, and shall not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this annual report, which are subject to change, including:

▪	the Income Tax Law;

▪	the Federal Tax Code; and

▪	The Convention for the Avoidance of Double Taxation entered into and between Mexico and the U.S., which we refer to as the Tax Treaty.

▪	Holders should consult their own tax advisors as to U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs or Ordinary Shares.

▪	For Mexican income tax purposes, the following principles apply regarding residency:

▪	Individuals are residents of Mexico if they have established their home or habitual abode in Mexico or, if they have established their principal place of residence outside Mexico, if their core of vital interests (centro de intereses vitales) is located in Mexico. Individuals’ core of vital interests will be deemed to be located in Mexico if, among other things:

•	at least 50% of the individual’s aggregate annual income derives from Mexican sources; or

•	the individual’s principal center of professional activities is located in Mexico.

▪	Individuals are residents of Mexico if they are state employees, regardless of the location of the individuals’ core of vital interests.

▪	Mexican nationals who filed a change of tax residence to a country or jurisdiction that does not have a comprehensive exchange of information agreement with Mexico in which his/her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law, will be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following three years.

▪	Unless otherwise proven, a Mexican national is deemed a resident of Mexico for tax purposes.

▪	Legal entities are residents of Mexico if they maintain their principal place of business or their place of effective management in Mexico.

▪	If non-residents of Mexico are deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable Mexican tax law.

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

▪	Gain on the sale of ADSs or Ordinary Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other stock exchange or securities markets approved by the Mexican Ministry of Finance and Public Credit. Such exemption shall not apply to a person or group of persons that directly or indirectly holds 10% or more of the shares if, in a period of 24 months, such person sells 10% or more of the shares, through one transaction or through more than one simultaneous or successive transactions. In addition, such exemption will not apply to a person or group of persons who control the issuing company and sell their control through one or more transactions within a 24-month period.

▪	Gain on sales or other dispositions of the Ordinary Shares made in other circumstances generally would be subject to Mexican tax at a rate of 25% based on the total amount of the transaction or, subject to certain requirements applicable to the seller, at a rate of 30% from 2010 to 2012, (29% in 2013 and 28% in 2014 and the following years), of gains realized from the disposition, regardless of the nationality or residence of the transferor, provided that the transferor is not a resident of a country with a preferred or territorial tax regime.

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

U.S. Federal Income Tax Considerations

General. The following summary of U.S. Federal income taxes is based on U.S. Federal income tax laws in force on the date of this Form 20-F, which laws are subject to change, possibly with retroactive effect. It describes the principal U.S. Federal income tax consequences of the purchase, ownership and sale of ADSs or Ordinary Shares, as the case may be, by U.S. Holders. A “U.S. Holder” is a beneficial owner of ADSs or Ordinary Shares that, for U.S. Federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation organized or created under the laws of the United States or any political subdivision thereof, as the case may be;

•	an estate, the income of which is subject to U.S. Federal income tax, regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect to be treated as a United States person.

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

As of December 31, 2011, the Company’s derivative instruments included:

Firmly committed transactions

(In thousands of Mexican pesos)

	Expected Maturity Date
Type of Contract	Thereafter	2013	2012	Total	Fair Value

Forward purchase contract (CLP)	—	1,394,594	—	1,394,594	1,321,620

Forward purchase contract (CLP)	—	—	330,869	330,869	330,405

Forward purchase contract (CLP)	—	—	343,367	343,367	300,508

Option contract (CLP)	—	—	334,211	334,211	300,368

Option contract (CLP)	—	—	334,211	334,211	300,368

Forward Exchange Agreements

(In thousands of Mexican pesos)

	Expected Maturity Date
Type of Contract	Thereafter	2013	2012	Total	Fair Value

Contract CLP$51,775 million-Avg interest rate 2.6%	—	1,394,594	—	1,394,594	1,321,620

Contract CLP$12,278 million – Avg interest rate 0.4%	—	—	330,869	330,869	330,405

Contract CLP$12.743 million – Avg interest rate 0.4%	—	—	343,367	343,367	300,508

Contract CLP$12,403 million – Avg interest rate 0.4%	—	—	334,211	334,211	300,368

Contract CLP$12,403 million – Avg interest rate 0.4%	—	—	334,211	334,211	300,368

Our Group, through its subsidiary, Farmacias Ahumada, S.A., uses long-term financing in order to maintain a financial structure that is in line with the liquidity of its assets and in which the due dates are compatible with its cash flow.

On-Balance Sheet Financial Instruments

(In thousands of Mexican pesos)

	Expected Maturity Date
Fixed Rate	Therefore	2015	2014	2013	2012	Total	Fair Value

Bonds CLP$85,603 million-Avg interest rate 5.11%	920,104	360,454	372,098	341,870	312,729	2,307,255	1,980,914
Loans CLP$9,174 million – Avg interest rate 7.14%	62,612	50,993	50,602	83,008	—	247,215	247,215

Item 12.	Description of Securities Other than Equity Securities

Item 12A.	Debt Securities

Not applicable.

Item 12B.	Warrants and Rights

Not applicable.

Item 12C.	Other Securities

Not applicable.

Item 12D.	American Depositary Shares

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

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below:

Fees Payable by ADS holders:	Depositary Service:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	1. Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	2. Any cash distribution to ADS registered holders

$.02 (or less) per ADS per calendar year	3. Depositary services

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

(a) Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company’s management (with the participation of our Chief Executive Officer and Chief Administrative Officer and Comptroller) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, such officers have concluded that, as at the end of the period covered by this report, the Company´s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company´s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure) are not effective to provide reasonable assurance that information required to be disclosed by the Company (including its consolidated subsidiaries) in the reports it files or submits under the Exchange Act is i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC or ii) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. This conclusion is due to material weaknesses in internal control over financial reporting as described in management´s annual report on internal control over financial reporting contained in Item 18 of this form.

In addition, there is an inadequate procedure for meeting certain requirements for the presentation of the annual report on Form 20 F for the SEC.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting is included under Item 18 on page F-2.

(c) Report of the Registered Public Accounting Firm

The report of Salles, Sainz-Grant Thorton, S.C., an independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is included under Item 18 on page F-4.

(d) Changes to Internal Control over Financial Reporting and Remediation Activities

Our management team has continued working to address and correct the deficiencies that aggregated into material weaknesses and that are identified in management’s annual report on internal control over financial reporting.  The Group has performed the clearing and adjusting of inventories and determined the sufficiency of the liabilities derived from certain contingencies. As a result, consolidated net income previously reported was reduced in the amount of Ps.186,299. Moreover, the Group carried out the correction of an accounting error in the previously issued consolidated financial statements of 2011, which is related to inadequate carrying value of goodwill from the acquisition of the Brazilian subsidiary Drogarias. The correction resulted in an impairment loss in the carrying value of goodwill in the amount of Ps.403,138. (See Note 3 a) subparagraphs ii) and iii) to our consolidated financial statements).

The Company, at the holding company level, is currently reviewing and will revise, its internal controls over financial reporting to ensure that it is in a position to react promptly to deficiencies that may arise in the future for the accurate preparation of consolidated financial statements in conformity with accounting principles generally accepted.  Management is also taking certain steps to improve operating and accounting systems which generates inaccurate inventories report, train accounting personnel regarding specialized captions, revise and implement additional accounting and internal control processes and procedures which includes at the holding company level and Drogarias.

During the review and remediation process we may also find other deficiencies or material weaknesses, in addition to the ones already identified.  Our management is devoting considerable efforts to resolving these deficiencies.

Item 16.          [Reserved]

Item 16A.       Audit Committee Financial Expert

At our annual ordinary shareholders’ meeting held on April 27, 2012, our shareholders ratified the following individuals as members of the Audit Committee: Mr. Julio Madrazo Garcia, Mr. Gabriel Alarcon Velazquez and Mr. Juan Carlos Peralta del Rio. Our Board of Directors has ratified Mr. Julio Madrazo Garcia as Chairman of the audit committee. Our Board of Directors determined that Mr. Julio Madrazo Garcia, Mr. Gabriel Alarcon Velazquez and Mr. Juan Carlos Peralta del Rio are “financial experts” in accordance with the Mexican Securities Market Law and the Mexican Stock Exchange. We believe that Mr. Gabriel Alarcon Velazquez qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

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

Item 16C.       Principal Accountant Fees and Services

	For the year ended December 31,
	2011	2010
	(Ps. Millions)
Audit Fees	15.4	9.8
Audit-Related Fees	0.7	0.5
Tax-Related Fees
Other Fees	0	0
Total	16.1	10.3

Audit Fees. The amount set forth as Audit Fees in the table above represents fees billed to us by Salles, Sainz-Grant Thornton, S.C., our independent auditor. The firm was appointed at the shareholders meeting and was hired to render tax and financial audit.

Audit-Related Fees. The amount set forth as Audit-Related Fees in the table above represents fees billed to us by Salles, Sainz-Grant Thornton, S.C. in connection with their review of our tax report on social security purposes and local taxes.

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

Item 16F.       Change in Registrant’s Certifying Accountant

KPMG Auditores Consultores, Ltda (“KPMG Chile”) was previously the principal accountants for Farmacias Ahumada, S.A. and its subsidiaries, or FASA, a Chilean wholly owned significant subsidiary acquired by the Group in October 2010. On April 29, 2011, that firm was dismissed effective January 1, 2011 and Surlatina Auditores Ltda., Member of Grant Thornton International Ltd., was engaged as principal accountants of FASA. The decision to change accountants was approved by our Board of Directors and at the General Annual Shareholders Meeting held on April 29, 2011.

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

A letter from KPMG Chile is attached as an Exhibit to this report on Form 20-F/A2.

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

Item 18.          Financial Statements

The following financial statements, together with the related reports of Salles Sáinz-Grant Thornton, S.C. and KPMG, Ltda.* thereon, are filed as part of this Annual Report.

All supplementary schedules relating to the Company are omitted because they are not required or because the required information, where material, is contained in our audited consolidated financial statements or the notes thereto.

*	The consolidated financial statements of Farmacias Ahumada S.A. and the corresponding notes are not required therefore, these are not included in this document.

Item 19.          Exhibits

Documents filed as an exhibit to this annual report are as follows:

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Bylaws (English translation) (incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2008 (File No. 1-12632) filed on July 15, 2009).

4.1	Copy of the translation of the credit facility agreement entered into by the Company, as borrower, with HSBC Mexico and Banco Mercantil del Norte, as lenders, dated August 30, 2010.*

4.2	Summary of the amended and restated credit facility agreement entered into by the Company, as borrower, with HSBC Mexico and Banco Mercantil del Norte, as lenders and HSBC Mexico and HSBC Chile as collateral agents, dated August 10, 2011.*

Exhibit Number	Description of Exhibits

4.3	Summary of the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and second beneficiaries, with the Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.*

4.4	Summary of the amendment to the irrevocable guarantee trust entered into by the Company and certain subsidiaries as trustors and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as beneficiaries and The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee.*

4.5	Summary of the non-possessory pledge agreement entered into by the Company as pledgor, with HSBC Mexico as pledgee.*

4.6	Summary of the amendment to the non-possessory pledge agreement entered into by and between Casa Saba, S.A. de C.V.as pledgor and HSBC México, S.A., Institución de Banca Múltiple, GrupoFinanciero HSBC, trust division, in its capacity of Mexican Collateral Agent as pledgee.*

8.1	List of Subsidiaries of the Registrant.*

12.1	Certification of the Principal Executive Officer of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Principal Administrative Officer and Comptroller of Grupo Casa Saba, S.A.B. de C.V. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Principal Executive and Administrative Officer and Comptroller of Grupo Casa Saba, S.A.B. de C.V. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Letter from KPMG Auditores Consultores, Ltda. *

* Filed herewith.

SIGNATURE

GRUPO CASA SABA, S.A.B. DE C.V., hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 16, 2013	GRUPO CASA SABA, S.A.B. DE C.V.

	By:	/s/ Manuel Saba Ades
Name: Manuel Saba Ades

Title: Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements of Grupo Casa Saba, S.A.B. de C.V.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Administrative Officer and Comptroller, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company´s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in the 1992 Internal Control-Integrated Framework, our management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2011 due to the identification of the following material weaknesses related to the Company´s subsidiary CSB Drogarias, S.A. (the Subsidiary):

a)                     The Subsidiary determined internal control weaknesses on the inventory account. The following controls are not properly documented: (i) controls to assure the integrity, accuracy, and journalization of inventories; (ii) controls on the physical count and reconciliation with the accounting records; and (iii) controls on the valuation of stock on hand and cost of goods sold.

b)                     The Company identified an internal control weakness related to the impairment test of goodwill. The factors that contribute to this weakness are the Company's inability to gather reliable information for completing the impairment test, the lack of internal experts with the appropriate level and experience for the treatment of these operations, as well as the failure to establish procedures that assure their preparation and comprehensive review.

c)                     The Subsidiary did not maintain sufficient controls for reviewing, monitoring, and reconciling balances that assure the accuracy and journalization of certain accounts payable, which taken as a whole constitute a material weakness.

d)         The Subsidiary determined failures in the design of the processes, as well as in the monitoring of controls to assure that the information that supports the recording of revenues is gathered comprehensively, reliably, and on a timely basis.

Management is committed to continuing to work to ensure that the processes that have been put in place and the steps that have been taken to remedy the above-mentioned weaknesses are adequate in order to maintain internal control over financial reporting at this subsidiary. Our intention is to closely monitor all aspects of the process in order to be able to identify and correct any irregularities, should they arise, as quickly as possible.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Salles Sainz-Grant Thornton, S.C., an independent registered public accounting firm, as stated in its report, which can be found on page F-4 of Item 18.

Due to the material weaknesses described above, the consolidated financial statements of the Company as at December 31, 2011 and for the period then ended were restated and the auditor´s opinion was reissued. Therefore, the Subsidiary recorded the effect of the clearing and adjusting of inventories and determined the sufficiency of the liabilities derived from certain contingencies. Moreover, the Company carried out the correction of an inadvertently accounting error in the previously issued consolidated financial statements of 2011, which is related to inadequate recognition, measurement, and disclosure of the carrying value of goodwill from the acquisition of the Brazilian subsidiary Drogarias. See report by our independent registered public accounting firm on page F-6.

As a consequence, the audit report by our independent auditors on the Company´s internal control over financial reporting as at December, 31, 2011, was reissued. That report discloses the additional material weaknesses in greater detail. See Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting F-4.

By: /s/ Manuel Saba Ades	By: /s/ Juan Roberto Juarez Gutierrez

Name: Manuel Saba Ades	Name: Juan Roberto Juarez Gutierrez
Title: Chief Executive Officer	Title: Chief Administrative Officer and Comptroller

September 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders

Grupo Casa Saba, S.A.B. de C.V.:

We have audited the internal control over financial reporting of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (the “Group”) as of December 31, 2011, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses related to the Group’s subsidiary CSB Drogarias, S.A. (“Drogarias”), a Brazilian company, have been identified and included in management’s assessment:

•	Inadequate inventory control information technology system that contains deficient controls over inventory transactions and generates inaccurate reports

•	Inadequate preparation and review of goodwill impairment testing and lack of personnel with the requisite expertise and experience as it relates to goodwill testing

•	Insufficient monitoring, review, and reconciliation procedures related to accounts payable

•	Failure to design appropriate controls and inadequate monitoring of controls related to recording revenue transactions

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in the 1992 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended December 31, 2011. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and this report does not affect our report dated September 16, 2013, which expressed an unqualified opinion on those financial statements.

/s/ Salles Sainz-Grant Thornton, S.C.

Mexico City, Mexico

September 16, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Grupo Casa Saba, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries (the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2011, 2010, and 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Farmacias Ahumada, S.A. and Subsidiaries (“FASA”), a majority-owned subsidiary, as of December 31, 2010 and for the period from October 3 to December 31, 2010, other than with respect to auditing adjustments that were applied to restate FASA’s 2010 consolidated financial statements to correct errors. Those statements, before the effects of the adjustments to restate FASA’s 2010 consolidated financial statements to correct errors, were audited by other auditors whose report was furnished to us, and our opinion, insofar as it relates to the amounts included for FASA, prior to these adjustments, is based solely on the report of the other auditors. FASA’s 2010 consolidated financial statements reflect total assets constituting 31 percent of the Group’s consolidated total assets as of December 31, 2010 and total revenues constituting 13 percent of the Group’s consolidated total revenues for the year ended December 31, 2010.

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

In our report dated May 15, 2012, we expressed an opinion that the Group’s consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 fairly presented the Group’s financial position, results of operations, and cash flows in conformity with Mexican Financial Reporting Standards, except for the effect of such adjustments, if any, as might have been determined to be necessary had we been able to audit the following: (a) the inventories balance in the amount of Ps. 76,000 (thousands of Mexican pesos) as of December 31, 2011 at the Group’s subsidiary CSB Drogarias, S.A. (“Drogarias”), a Brazilian company, which lacked adequate accounting records related thereto, and  (b) certain contingencies at Drogarias that might result in present obligations that were not properly quantified as of December 31, 2011. As described in Note 3 a) subparagraph ii) to the consolidated financial statements, the Group concluded the clearing and adjusting of these inventories and determined the appropriate liabilities resulting from these contingencies. Consequently, the Group’s 2011 consolidated financial statements have been restated to recognize the correction of errors related to these matters. Accordingly, our present opinion on the Group’s consolidated financial statements, as presented herein, is different from that we expressed in our previous report.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards (“MFRS”) vary, in certain material respects, from accounting principles generally accepted in the United States of America (U.S. GAAP). A summary of these differences and a partial reconciliation of consolidated net income (loss) for each of the three years in the period ended December 31, 2011 and consolidated stockholders’ equity as of December 31, 2011 and 2010 from MFRS to U.S. GAAP, as permitted by Form 20-F of the Securities and Exchange Commission of the United States, are set forth in Notes 22 and 23.

As discussed in Note 3 a) subparagraphs i) and ii), the Group’s 2011 and 2010 consolidated financial statements have been restated to correct errors in addition to, and including, those referred to above.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in the 1992 Internal Control—-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 16, 2013 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Salles, Sainz-Grant Thornton, S.C.

Mexico City, Mexico

September 16, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Farmacias Ahumada S.A.

We have audited, before the effects of the adjustments for the correction of the errors described in Note 4 (not contained herein), the consolidated balance sheets of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009. The 2010 and 2009 financial statements before the effects of the adjustments discussed in Note 4 (not contained herein) to the consolidated financial statements have been withdrawn and are not presented herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the restatement described in Note 4 (not contained herein) to correct the errors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmacias Ahumada S.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the periods from October 3, 2010 (the date of acquisition) to December 31, 2010 and from October 3, 2009 to December 31, 2009, in conformity with Mexican Financial Reporting Standards.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the errors described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by the Company’s parent entity’s auditor.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in notes 26 and 27 (not contained herein) to the consolidated financial statements.

/s/	Cristián Bastián E.	KPMG Ltda.

Santiago, Chile

January 13, 2012

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated balance sheets
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

		AS OF DECEMBER 31,				Convenience translation
	Notes	2011 (Restated)		2010 (Restated)		2011
CURRENT ASSETS:

Cash and cash equivalents	(3.g)	Ps.	2,310,401	Ps.	1,235,679	$165,280

Trade receivables less allowance for doubtful accounts	(3.k and 4)		5,381,006		6,920,413	384,943

Other accounts receivable	(5)		2,481,587		1,387,026	177,526
Inventories, net	(3.l and 6)		8,614,273		8,526,201	616,243
Other current assets	(3.h and 7)		212,057		167,313	15,170
Current assets of discontinued operations	(1.c)		400,067		457,561	28,620

Total current assets			19,399,391		18,694,193	1,387,782

NONCURRENT ASSETS:

Property and equipment, net	(3.m and 9)		3,406,855		3,534,551	243,718

Investment in associates	(3.c)		55,180		51,177	3,947

Other assets, net			130,739		224,688	9,353

Goodwill, intangible assets, and deferred charges, net	(3.n and 10)		7,898,443		8,128,244	565,034

Noncurrent assets of discontinued operations	(1.c)		709,607		679,858	50,763

Total noncurrent assets			12,200,824		12,618,518	872,815

Total assets		Ps.	31,600,215	Ps.	31,312,711	$2,260,597

		AS OF DECEMBER 31,				Convenience translation
	Notes	2011 (Restated)		2010 (Restated)		2011
CURRENT LIABILITIES:
Short-term debt including current maturity of long-term debt	(12)	Ps.	3,050,826	Ps.	9,195,340	$218,248
Trade accounts payable			8,848,790		9,288,781	633,020

Other payables and accrued liabilities	(13)		2,938,660		2,573,111	210,224
Current liabilities of discontinued operations	(1.c)		473,663		608,671	33,885

Total current liabilities			15,311,939		21,665,903	1,095,377

NONCURRENT LIABILITIES:
Long - term debt	(12)		9,505,715		2,289,346	680,014
Employee benefits	(3.q)		209,084		168,261	14,957
Other payables			54,355		105,744	3,888
Long-term liabilities of discontinued operations	(1.c)		792		609	57

Total noncurrent liabilities			9,769,946		2,563,960	698,916
Total liabilities			25,081,885		24,229,863	1,794,293

STOCKHOLDERS’ EQUITY:
Controlling interest:
Capital stock	(17.a)		1,123,764		1,123,764	80,391
Premium on stock sold			869,878		869,878	62,229

Reserve for share repurchases	(17.a)		1,062,201		1,062,201	75,987
Retained earnings			3,217,917		3,734,715	230,201
Accumulated translation effect	(3.f)		88,829		140,895	6,355

Total controlling interest			6,362,589		6,931,453	455,163
Noncontrolling interest			155,741		151,395	11,141

Total stockholders’ equity			6,518,330		7,082,848	466,304

Total liabilities and stockholders’ equity		Ps.	31,600,215	Ps.	31,312,711	$2,260,597

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of income (loss)
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	FOR THE YEARS ENDED DECEMBER 31,
	Notes	2011 (Restated)		2010 (Restated)		2009		Convenience translation 2011

Net sales	(3.v)	Ps.	46,568,226	Ps.	33,840,754	Ps.	29,791,657		$3,331,370
Cost of sales			37,884,713		29,312,963		26,565,802		2,710,174
Gross profit			8,683,513		4,527,791		3,225,855		621,196

Operating expenses:
Selling			1,336,641		1,242,468		937,907		95,620
Administrative			5,966,704		2,610,671		1,397,223		426,843
			7,303,345		3,853,139		2,335,130		522,463

Operating income			1,380,168		674,652		890,725		98,733

Other expenses, net	(16)		535,538		97,131		136,307		38,311

Comprehensive loss on financing, net:	(3.s)
Interest income			(57,031)		(199,394)		(5,076)		(4,080)
Interest expense			1,028,559		493,028		264,479		73,580
Exchange loss (gain), net			68,532		(31,394)		2,840		4,903
			1,040,060		262,240		262,243		74,403

Equity in income of associates	(3.c)		(6,162)		(2,900)				(441)
(Loss) income before taxes on earnings			(189,268)		318,181		492,175		(13,540)

Provisions for income tax	(3.r and 14)		312,434		48,255		211,897		22,351
(Loss) income before discontinued operations			(501,702)		269,926		280,278		(35,891)
Discontinued operations	(1.c)		10,750		(144)				769
Consolidated net (loss) income		Ps.	(512,452)	Ps.	270,070	Ps.	280,278	Ps.	(36,660)

Controlling interest net (loss) income		Ps.	(516,798)	Ps.	276,934	Ps.	280,278		$(36,970)
Noncontrolling interest net income (loss)			4,346		(6,864)				311
Consolidated net (loss) income		Ps.	(512,452)	Ps.	270,070	Ps.	280,278		$(36,659)
Net (loss) earnings per share of continuing operations	(3.u)	Ps.	(1.890)	Ps.	1.017	Ps.	1.056
Net (loss) earnings per share of discontinued operations	(3.u)	Ps.	(0.041)	Ps.	0.001

Weighted average shares outstanding (in thousands)			265,419		265,419		265,419

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders’ equity
for the years ended December 31, 2011, 2010 and 2009
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	Capital stock
	Historical		Restatement		Premium on stock sold		Reserve for share repurchases		Retained earnings		Accumulated translation effect		Total controlling interest		Noncontrolling interest		Total Stockholders’ equity
Balances as of January 1, 2009	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,481,122	Ps.	72,796	Ps.	6,609,761	Ps.		Ps.	6,609,761
Dividends paid (Note 17.c)										(170,000)				(170,000)				(170,000)
New financial reporting standard adopted MFRS 18 (Note 3.r)										(133,619)				(133,619)				(133,619)
Effect of translation of foreign subsidiaries (3.f)												64,789		64,789				64,789
Net income										280,278				280,278				280,278
Comprehensive income (Note 3.t)										146,659		64,789		211,448				211,448
Balances as of December 31, 2009		167,903		955,861		869,878		1,062,201		3,457,781		137,585		6,651,209				6,651,209
Effect of translation of foreign subsidiaries (3.f)												3,310		3,310				3,310
Net income										276,934				276,934		(6,864)		270,070
Comprehensive income (Note 3.t)										276,934		3,310		280,244		(6,864)		273,380
Changes in noncontrolling interest																158,259		158,259
Balances as of December 31, 2010 (restated)		167,903		955,861		869,878		1,062,201		3,734,715		140,895		6,931,453		151,395		7,082,848
Effect of translation of foreign subsidiaries (3.f)												(52,066)		(52,066)				(52,066)
Net loss										(516,798)				(516,798)		4,346		(512,452)
Comprehensive income (Note 3.t)										(516,798)		(52,066)		(568,864)		4,346		(564,518)
Balances as of December 31, 2011 (restated)	Ps.	167,903	Ps.	955,861	Ps.	869,878	Ps.	1,062,201	Ps.	3,217,917	Ps.	88,829	Ps.	6,362,589	Ps.	155,741	Ps.	6,518,330

The accompanying notes are an integral part of these consolidated financial statements

Grupo Casa Saba, S.A.B. de C.V. and Subsidiaries

Consolidated statements of cash flows
(Amounts stated in thousands of Mexican pesos (Ps.)
and thousands of U.S. dollars ($))

	YEARS ENDED DECEMBER 31,
	2011 (Restated)		2010 (Restated)		2009		Convenience translation 2011
OPERATING ACTIVITIES:
(Loss) income before taxes on earnings	Ps.	(189,268)	Ps.	318,181	Ps.	492,175	$(13,540)
Discontinued operations		10,750		(144)			769
		(200,018)		318,325		492,175	(14,309)
Items relating to investing activities:
Depreciation and amortization		449,435		191,005		108,659	32,151
Interest earned		(57,031)		(199,528)		(5,076)	(4,080)
(Income) loss on sale of property and equipment		(26,634)		28,174		14,938	(1,905)
Impairment loss		538,019				210,000	38,488
Equity in income of associates		(6,162)		(2,900)			(441)
Items relating to financing activities:
Interest expense		1,028,559		493,430		264,479	73,580
Provision for employee benefits		52,119		45,765		31,468	3,728
Allowance for doubtful accounts		274,522		290,111		126,980	19,639
		2,052,809		1,164,382		1,243,623	146,851
Adjustments due to changes in:
Accounts receivable		1,264,885		(1,591,035)		(133,220)	90,487
Other accounts receivable		(1,094,561)		(3,224)		(197,315)	(78,302)
Inventories		(88,072)		(1,156,986)		26,559	(6,300)
Other current assets		(44,744)		333,775		2,358	(3,201)
Trade accounts payable		(439,991)		575,990		(829,250)	(31,476)
Other payables and accrued liabilities		(379,138)		993,659		(14,668)	(27,123)
Deferred income tax		432,253		(337,671)		(343,737)	30,922
Other payables		(51,389)		472,466		1,547	(3,676)
Net cash flow (used in) provided by operating activities from discontinued operations		(93,040)		139,377			(6,656)
Net cash flow provided by (used in) operating activities		1,559,012		590,733		(244,103)	111,526
INVESTING ACTIVITIES:
Property and equipment		247,370		(55,135)		(31,603)	17,696
Investment in associates		(2,159)		1,509			(154)
Other assets		(93,949)		40,355		(107,549)	(6,721)
Acquisition of business				5,386,589
Goodwill, intangible assets and deferred charges		355,953		173,490		(296,983)	25,464
Interest earned		(57,031)		(199,528)		5,076	(4,080)
Net cash flow used in investing activities from discontinued operations		29,749		679,858			2,128
Net cash flow used in (provided by) investing activities		479,933		6,027,138		(431,059)	34,333
FINANCING ACTIVITIES:
Short-term and long-term debt		1,071,855		6,531,824		1,050,649	76,678
Employee benefits		(11,296)		(46,223)		(25,435)	(808)
Interest paid		(1,028,559)		(493,430)		(257,182)	(73,580)
Dividends paid						(170,000)
Net cash flow provided by financing activities from discontinued operations		15,709		12,342			1,124
Net cash flow provided by financing activities		47,709		6,004,513		598,032	3,414
Effect of changes in cash value		(52,066)		3,310		140,130	(3,725)
Increase in cash and cash equivalents		1,074,722		571,418		63,000	76,882
Cash and cash equivalents at beginning of year		1,235,679		664,261		601,261	88,398
Cash and cash equivalents at end of year	Ps.	2,310,401	Ps.	1,235,679	Ps.	664,261	$165,280

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, 2010 AND 2009

(AMOUNTS STATED IN THOUSANDS OF MEXICAN PESOS (PS.) AND THOUSANDS

OF U.S. DOLLARS ($), EXCEPT AS INDICATED OTHERWISE)

1.         Description of business:

Grupo Casa Saba, S.A.B. de C.V. is a Mexican controlling company, which mainly distributes pharmaceutical products, as well as health and beauty aids/other products, entertainment products (including magazines and books), food/non-perishable products through its operating subsidiaries (grouped in controlling subsidiaries directly or indirectly). The Group, as an economic unit, distributes these product lines through its distribution network to supermarket chains, pharmacies (private and governmental) and retail customers throughout Mexico, Sao Paulo and Rio de Janeiro in Brazil and, effective 2010, Chile and Peru.

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

The 2011 individual and consolidated financial statements were restated to recognize the effects described in the following Note 3 a), subparagraphs ii) and iii). Therefore, those financial statements and their pertinent notes were authorized to be reissued by the Board of Directors on August 22, 2013, and they were approved by the Stockholders’ Meeting on August 26, 2013. The stockholders have the power to amend the financial statements subsequently issued, as provided for in the General Corporate Law and the Company’s bylaws.

Main subsidiaries and associates

The Company holds the issued and outstanding capital stock of the following subsidiaries that are members of the Group:

		Economic Interest
		(Direct or indirect)
		2011	2010
Domestic subsidiaries:
Direct interest
Casa Saba, S.A. de C.V.	(Casa Saba)	48.21%	48.21%
Distribuidora Casa Saba, S.A. de C.V.	(Dicasa)	99.9%	99.9%
Publicaciones Citem, S.A. de C.V.	(Citem)	99.9%	99.9%
Transportes Marproa, S.A. de C.V.	(Marproa)	99.9%	99.9%
Farmacias ABC de Mexico, S.A. de C.V.	(Farmacias ABC)	99.9%	99.9%
Controladora de Clinicas Ambulatorias y de Rehabilitacion Sports Clinic, S.A. de C.V.	(Controladora de Clinicas)	50.005%	50.005%
Centennial, S.A. de C.V.	(Centennial)	99.9%	99.9%
Grupo Mexatar, S.A. de C.V.	(Mexatar)	99.9%	99.9%

		Economic Interest
		(Direct or indirect)
		2011	2010

Controladora Casa Saba, S.A. de C.V.	(Controladora Casa Saba)	99.9%	99.9%
Real estates and other service companies	(23 subsidiaries)	99.9%	99.9%

Indirect interest
Casa Saba		51.79%	51.79%
Distribuidora Drogueros, S.A. de C.V.	(Didrosa)	99.9%	99.9%
Daltem Provee Norte, S.A. de C.V.	(Daltem Norte)	99.9%	99.9%
Drogueros, S.A. de C.V.	(Drogueros)	99.9%	99.9%
Farmacias Provee de Especialidades, S.A. de C.V.	(Farmacias Provee)	99.9%	99.9%
Servicios Corporativos Drogueros, S.A. de C.V.	(Secodro)	99.9%	99.9%
Inmuebles Visosil, S.A. de C.V.	(Visosil)	99.9%	99.9%
Servicios Corporativos Saba, S.A. de C.V.	(Secosa)	99.9%	99.9%
Other service companies	(2 subsidiaries)	99.9%	99.9%

Interest indirect in foreign subsidiaries:
Casa Saba Brasil Holdings Ltda. (Brasil *)	(CS Brasil)	100.0%	100.0%
Farmacias Ahumada, S.A. (Chile **)	(FASA)	97.8%	97.8%

Associates:
Lomas Sports Clinic Ambulatorias, S.A. de C.V.		36.2%	36.2%
WTC Sports Clinic Ambulatorias, S.A. de C.V.		47.0%	47.0%
Resonancia Sports Clinic, S.A. de C.V.		49.9%	49.9%
Servicios Corporativos Sports Clinic, S.A. de C.V.		49.9%	49.9%
Tampico Sports Clinic Ambulatorias, S.A. de C.V.		49.6%	49.6%
Inmobiliaria Avantuen, S.A. (***)		49.0%	49.0%
Inmobiliaria Faster (***)		49.0%	49.0%

(*)        CS Brasil holds 100 percent of the issued and outstanding capital stock of CSB Drogarias, S.A. in Brazil (Drogarias).

(**)      FASA is an entity incorporated in accordance with the laws of Chile, which was acquired by the Company on October 3, 2010. FASA is registered in the Securities Registry of the Superintendence of Securities and Insurance of Chile, and it trades its shares on the Chilean securities market. FASA holds 99.9 percent of the shares representative of the capital stock of Fasa Chile, S. A. and its subsidiaries (9 Chilean and one Uruguayan), as well as 99.9 percent of the shares of Fasa Investment, Ltda. In turn, Fasa Investments, Ltda. holds 100 percent of the shares of Farmacias Peruanas, S. A. and its subsidiary, as well as 95.6 percent of the shares of Farmacias Benavides, S.A.B. de C.V. and three subsidiaries. Farmacias Benavides is a company listed on the Mexican Stock Exchange (BMV-Spanish acronym).

(***)     Associates with shareholdings held by FASA.

During 2011 and 2010, the Company´s management and its stockholders approved the following agreements to strengthen its corporate structure, as well as to facilitate its consolidated operations. Management constantly reviews its strategies to adapt to any economic changes that may arise.

a)         Through an assignment agreement of documents pending collection dated November 30, 2010, the subsidiaries Casa Saba and Drogueros sold certain collection rights applicable to individuals and legal entities to the Company at a discount in the amount of Ps. 488,441 and Ps. 30,994, respectively. The sales price amounted to Ps. 340,444 and Ps. 20,188, respectively.

b)        Through a stock purchase and sale promise agreement dated May 17, 2010, amended by private instruments of June 16 and August 9, 2010, the Company bound itself to acquire 97.8 percent of the shares issued and outstanding representative of the capital stock of FASA through a Public Offering of Acquisition and Control. The Company obtained control thereof effective October 3, 2010. The acquisition was carried out through Controladora Casa Saba, which operates mainly as a controlling company of companies that sell pharmaceutical products through retail pharmacies. The agreed upon sales price amounted to $240,870,791 thousand of Chilean pesos (Ps. 6,201,240, approximately).

At the acquisition date, the Company recorded the purchase price allocation based on the estimated fair value of the net assets identified and noncontrolling interest in the business acquired, in accordance with Mexican FRS B-7, “Business acquisitions” (MFRS B-7), which recognizes the “purchase method” as the sole valuation standard. As a result, the Company determined certain identifiable intangible assets related to trademarks that will generate expected future economic benefits that will be controlled by the Company. Management considers that the value of those intangible assets is included in the fair value of the transaction, which had not been recognized by FASA since it was not permitted by accounting standards. Those assets with indefinite economically useful lives were valued by independent experts, which amounted to approximately Ps. 3,971,000, (Note 10). Therefore, an excess of the cost of acquisition over the estimated fair value of the net assets acquired and the noncontrolling interest was determined preliminary in the amount of Ps. 2,590,378 (Note 10), which represented the amount of unidentifiable or inseparable intangible assets, in accordance with MFRS B-7.

Subsequent to the acquisition of FASA, new information was uncovered that assisted management in determining that various events and circumstances existed at the acquisition date that represented an adjustment to the amounts of the acquired net assets and noncontrolling interest and, therefore, an amendment to the goodwill preliminarily recorded. Accordingly, during the "allocation period", Management determined various liabilities incurred, as well as the reduction in fair value of some long-lived assets at the date of completion of the business acquisition in the amount of Ps. 114,239. Consequently, the goodwill that emerged in this acquisition finally amounted to Ps. 2,704,617. Adjustments were recognized retroactively at the acquisition date, in conformity with Mexican FRS B-1, "Accounting changes and error corrections" (MFRS-1). Therefore, the Group´s consolidated financial statements has been restated at December 31, 2010. The final allocation of purchase price of FASA at the acquisition date of October 3, 2010 was as follows:

	FASA October 3, 2010 Restated
Current asset	Ps.	4,214,275
Property and equipment		2,361,306
Deferred charges		443,123
Other assets		206,041
Intangible assets (trademarks)		3,971,000
Goodwill		2,704,617
Total acquired assets	Ps.	13,900,362

	FASA October 3, 2010 Restated

Current liability	Ps.	5,112,369
Noncurrent liability		2,447,256
Total assumed liabilities	Ps.	7,559,625

As a result of this acquisition, the consolidated financial statements of the Company at December 31, 2011 and 2010 include the balance sheet of FASA at those dates, as well as its results of operations as of the date on which the Company took control over FASA. At December 31, 2010, the audited consolidated balance sheet of FASA and its subsidiaries, which includes the adjustments discussed in Note 3 a), subparagraph i), to restate the 2010 financial statements, reflected the following condensed financial information, translated in accordance with Mexican FRS.

	December 31, 2010 Restated
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

The acquisition of FASA is a strategy of the Company to invest in the pharmaceutical product distribution industry through retailers. FASA sells personal care and hygiene products, beauty products, products for babies and photography developing services, among other products and services. FASA operates in Chile, Mexico, and Peru through Farmacias Ahumada, S. A., Farmacias Benavides, S.A.B. de C. V., and Farmacias Peruanas, S.A., respectively.

Pro forma condensed financial information of results

In accordance with Mexican FRS (MFRS), the Group presents pro forma condensed statements of income at December 31, 2010, whereby the acquisition of FASA goes into effect as if it had occurred on January 1, 2010. This is based on the information available which is considered reasonable. The pro forma financial information presented is not a reflection of the results that would have been obtained if the transactions had occurred effectively at the beginning of the year, and it should not be construed as representative of future results.

	December 31, 2010
	Grupo Casa Saba		Farmacias Ahumada	Grupo Casa Saba Pro forma
Net sales	Ps.	28,933,851	19,874,248	48,808,099
Cost of sales		25,395,827	14,957,202	40,353,029
Operating expenses		2,937,189	4,671,073	7,608,262
Other expenses, net		(58,048)	125,505	67,457
Comprehensive loss on financing, net		221,350	217,395	438,745
Equity on income of associates			(6,222)	(6,222)
Taxes on earnings		65,983	(44,140)	21,843
Net income (loss)	Ps.	371,550	(46,565)	324,985

The pro forma condensed statement of income referred to above includes the discontinued operation of FASA Peru which was sold as explain in the following paragraph.

c)     On January 12, 2012, the Company sold the total shares representative of the capital stock of Farmacias Peruanas, S.A. and Drogueria La Victoria, S.A.C. (jointly FASA Peru), which represented 100 percent of the shares issued and outstanding of those Companies. The sale was made through FASA Investment, Ltda. and ABF Administradora de Beneficios Farmaceuticos, S.A. The selling price amounted to USD $13,000 (equivalent to Ps. 181,723). In addition, on January 12 and 13, 2012, the Company finalized the following agreements: (i) FASA transferred the patent rights of certain trademarks names, whose consideration amounted to USD $8,000 (equivalent to Ps. 111,830); and (ii) the entities of the Group assumed the obligation of not carrying out business activities related to the distribution of pharmaceutical products to the general public in Peru and Bolivia for a five year period, beginning January 20, 2012. The consideration on this agreement amounted to USD $29,500 (equivalent to Ps. 412,372).

In the determination of this significant sale, Management considered all qualitative and quantitative circumstances that encompass the business activity of FASA Peru. Consequently, the assets and liabilities of FASA Peru are presented in the balance sheet at December 31, 2011 and 2010 as "discontinued operations" in current and noncurrent assets and liabilities, as the case may be. Moreover, the operations of FASA Peru included in the statements of income for the periods extending from January 1 up to December 31, 2011 and from October 3, 2010 (acquisition date of FASA Peru) up to December 31, 2010 were reclassified to the line item "discontinued operations".

The condensed information of the balance sheets of the discontinued operation of FASA Peru was as follows:

	2011		2010
Current assets	Ps.	400,067	457,561
Property and equipment, net		211,484	179,550
Other noncurrent assets		14,115	16,300
Goodwill		239,008	239,008
Trademarks		245,000	245,000
Total noncurrent assets		709,607	679,858
Total assets of discontinued operation	Ps.	1,109,674	1,137,419

	2011		2010
Current liabilities	Ps.	473,663	608,671
Long-term liabilities		792	609
Total liabilities of discontinued operation		474,455	609,280
Net assets of discontinued operation	Ps.	635,219	528,139

The condensed information of the statements of income of the discontinued operation of FASA Peru for the year ended December 31, 2011 and the three months ended December 31, 2010, was as follows:

	2011		2010
Net sales	Ps.	1,561,833	403,428
Cost of sales and operating expenses		1,564,315	393,482
Operating (loss) income		(2,482)	9,946
Other expenses		3,454	3,143
Comprehensive gain or loss on financing		6,348	786
Taxes on earnings		(1,534)	5,873
Net income (loss)	Ps.	(10,750)	144

d)        In accordance with the "Accounts receivable assignment agreement for valuable consideration" dated December 31, 2011, Casa Saba sold certain collection rights applicable to legal entities generated during 2011 to Inversiones Turisticas Cancun, S.A. de C.V. at a face value in an amount of Ps. 626,079 (Note 11). With this, Casa Saba transferred its control over accounts receivable, and there is neither a guarantee nor an obligation to reacquire those assets, nor is Casa Saba involved in any way that leads to retaining any risk or benefit associated with the assets transferred. The transaction was documented with a promissory note due in one year (See Note 25).

2.	Basis of presentation:

The accompanying financial statements have been prepared based on Mexican Financial Reporting Standards (Mexican FRS and/or MFRS), in effect at the date of the financial statements, issued by the Mexican Board of Financial Reporting Standards (CINIF-Spanish acronym). As explained in Note 21, these are the last consolidated financial statements of the Company prepared in accordance with MFRS. Effective January 1, 2012, the Company adopted International Financial Reporting Standards (IFRS). The Company’s transition date is January 1, 2011.

Certain accounting principles applied by the Group in accordance with MFRS differ in certain material respects to U.S. GAAP, as discussed in Note 22. A partial reconciliation of the consolidated net income (loss) and stockholders´ equity from MFRS to U.S. GAAP is included in Note 23. The most significant MFRS followed by the Group is described in Note 3) below.

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

3.         Significant accounting policies:

MFRS indicated below, issued by the CINIF, became effective for the year beginning on January 1, 2010, specifying in each case its prospective or retrospective application:

•          MFRS C-1. “Cash and cash equivalents”. It supersedes Bulletin C-1. “Cash” and became effective on January 1, 2010. This MFRS: (a) requires the presentation within the caption “Cash and cash equivalents” in the balance sheet, of restricted cash and cash equivalents; (b) the term “temporary demand investments” is replaced by “available on-demand investments”; (c) it includes the definition of the terms: acquisition cost, cash equivalents, restricted cash and cash equivalents, available demand investments, net realizable value, nominal value and fair value. Its application is retrospective.

•          Improvements to the 2010 MFRS:

In December 2009, the CINIF issued the “2010 MFRS Revisions” setting forth the following accounting changes beginning January 1, 2010:

MFRS B-2. “Statement of Cash Flows”. Unrealized accrued foreign exchange fluctuations and the effects of fair value recognition are excluded from the cash balance on the statement of cash flows. In addition, the concept “Adjustment to cash from foreign exchange fluctuations and inflation levels” is changed to “Effects of changes in cash value”, which includes effects from translation of foreign operations, inflation, foreign exchange fluctuation and fair value of cash balances. Its application is retrospective.

MFRS B-7. “Business acquisitions”. It requires that in the acquisition of a business containing an operating lease as lessee, an intangible asset is recognized segregated when agreement conditions are favorable or a provision when such conditions are unfavorable. Its application is prospective.

MFRS C-7. “Investments in associates and other long-term investments”. Capital contributions by the holding company to the associate that increase its equity percentage are to be recognize based on the net fair value of identifiable assets and liabilities. For that purposes, the valuation must be in proportion to the increase. Its application is prospective.

Adoption of the provisions abovementioned had no impact on the Group´s consolidated financial statements.

MFRS B-1. “Accounting changes and error corrections”. This adds financial statements disclosures in the event of an accounting change or the correction of an error (subparagraph a) below). Its application is retrospective.

a)         Accounting error corrections

i)          As explained in Note 1 b), during fiscal 2011, subsequent to the acquisition date of FASA, new information and documentation was uncovered that assisted management in determining additional liabilities as well as the reduction in fair value of some long-lived assets existing at the date of business acquisition. Therefore, management determined an adjustment to the recognized amounts of the acquisition. As a result, the Company recorded certain liabilities incurred (labor liabilities), as well as the reduction in fair value of some long-lived assets (leasehold improvements and income tax asset not recoverable), retrospectively to the date of completion of the business acquisition in the amount of Ps. 114,239, in conformity with MFRS B-1, "Accounting changes and error corrections" (MFRS B-1). Therefore, the Group´s consolidated financial statements has been restated at December 31, 2010.

Changes for accounting error corrections that affected the 2010 Group´s consolidated financial statements retrospectively were as follows:

	Previously reported amounts		Error corrections	Restated amounts
Other accounts receivable	Ps.	1,434,792	(17,165)	1,417,627
Property and equipment, net		3,726,889	(12,788)	3,714,101
Goodwill, intangible assets, and deferred charges, net		8,513,021	107,561	8,620,582
Other payables and accrued liabilities		2,797,003	56,448	2,853,451
Employee benefits		147,710	21,160	168,870

Likewise, changes for accounting errors to the consolidated financial statements affecting retrospectively FASA and subsidiaries at December 31, 2010 were as follows:

		Previously reported amounts		Error corrections	Restated amounts
Other receivables	(1)	Ps.	585,729	(17,165)	568,564
Property, furniture and equipment, net	(2)		2,327,395	(12,788)	2,314,607
Income taxes and employee profit sharing	(3)		290,200	(6,678)	283,522
Suppliers	(4)		3,056,018	5,474	3,061,492
Other accruals	(5)		247,910	53,175	301,085
Employee benefits	(6)		59,098	18,959	78,057
Retained earnings	(7)		167,654	(114,239)	53,415

Changes for accounting errors to the consolidated financial statements affecting retrospectively to FASA and subsidiaries at October 3, 2010 were as follows:

		Previously reported amounts		Error corrections	Restated amounts
Other receivables	(1)	Ps.	583,785	(17,165)	566,620
Property, furniture and equipment, net	(2)		2,374,094	(12,788)	2,361,306
Income taxes and employee profit sharing	(3)		282,423	(6,678)	275,745
Suppliers	(4)		3,660,555	5,474	3,666,029
Other accruals	(5)		366,769	53,175	419,944
Employee benefits	(6)		58,781	18,959	77,740
Retained earnings	(7)		269,133	(114,239)	154,894

Total acquired assets		Ps.	2,957,879	(29,953)	2,927,926
Total assumed liabilities		Ps.	4,368,528	70,930	4.439,458

(1)	Due to changes at December 31, 2008 on tax law, FASA will not recover the taxes paid on dividend from its subsidiaries in Mexico.

(2)	FASA recognized leasehold improvements as assets. In accordance with MFRS C-6. “Property, plant and equipment”, the Company shouldn´t recognize these leasehold improvements as assets, because such improvements were expenses.

(3)	The Mexican subsidiary recognized income taxes related with the error calculate employee benefits.

(4)	Farmacias Benavides, S.A.B. de C.V., Mexican subsidiary deducted from account payable the return goods amounts which were not accepted by the supplier.

(5)	In accordance to MFRS C-9. “Liability, provisions, contingent assets and liabilities, and commitments”, the provisions should be recognized when present, legal or assumed obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated. The Company registered at December 31, 2009 and 2008 Other Accruals as following: (i) register of employee indemnizations; (ii) Expenses for completions fine coming from Peru subsidiary. In accordance with MFRS C-9, the adjustment does accomplish with the standards.

(6)	FASA recognized an error on the estimation in employee benefits related with benefits retirement pensions.

(7)	All accounting errors were recognized in retained earnings.

ii)         Due to a lack of adequate internal controls over inventory at the Brazilian subsidiary Drogarias, the Group conducted and, in March 2013, completed a detailed review of the inventory quantities and pricing and concluded that inventories, as previously stated, contained material errors. The Group also identified inadequate internal controls over accounting for contingencies and completed a detailed review of contingencies and related accruals. As a result of this process, the Group identified material errors to the accruals previously reported in connection with contingencies that existed at Drogarias. Consequently, the consolidated financial statements of the Group as of December 31, 2011 and for the period then ended, previously issued, were reissued to recognize those effects, as follows:

Caption		Previously reported amounts		Error correction	Restated amounts
Inventories	(1)	Ps.	8,704,979	(90,706)	8,614,273
Other payables and accrued liabilities	(2)		2,843,067	95,593	2,938,660
Cost of sales	(1)		37,794,007	90,706	37,884,713
Operating expenses	(2)		5,871,111	95,593	5,966,704
Consolidated net income (loss)	(3)		76,985	(186,299)	(109,314)

(1)	Drogarias (CS Brasil´s subsidiary) cleared and adjusted the caption of inventories due to count and valuation errors

(2)	Drogarias recorded certain liabilities related to contingencies, which resulted in additional booking entries of present obligations

(3)	All accounting errors were recognized in net loss for the period

iii)        Subsequent to the original date of the auditors' opinion dated May 15, 2012 on the consolidated financial statements of the Group as of December 31, 2011 and 2010, the Company determined the existence of an inadvertently accounting error in the previously issued consolidated financial statements of 2011. That error refers to the inadequate recognition, measurement, and disclosure of the carrying value of goodwill from the acquisition of the Brazilian subsidiary Drogarias in 2008. The factors that contributed to this error consisted of the unintended misuse of certain facts and assumptions for the determination of "value in use" of the cash generating unit, which existed at the date on which the 2011 financial statements were prepared and that were discovered on a subsequent date, as well as failures in gathering reliable financial information to complete the preparation and review of the annual impairment test.

In March 2013, the Company concluded the process for quantifying the materiality of the error in the financial statements, in accordance with Mexican Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal of the CINIF. The error correction represented a change from an accounting principle that is not accepted to an accounting principle that is acceptable. As a result, an impairment loss on the carrying value of goodwill was recognized in “Other expenses, net” in the amount of Ps. 403,138, in accordance with Mexican Bulletin referred to above. Consequently, the consolidated financial statements of the Group as of December 31, 2011 and for the period then ended, previously issued, were reissued to correct that accounting error.

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

c)         Basis of consolidation

The accompanying financial statements are presented on a consolidated basis, which include those of the Company and all of its subsidiaries (held directly or through its controlling subsidiaries) in which the Company holds more than 50 percent of the common shares and/or has administrative control, as well as Special Purpose Entities. Control exists when there is power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. The accounting consolidation is made from the date on which the subsidiaries are acquired, incorporated and/or the control is held up to the date when they are disposed of and/or at the fiscal year end of the last year reported. For that purpose, the Company uses the subsidiaries’ audited financial statements, prepared in accordance with MFRS. The consolidated financial statements are prepared at the same date and for the same period. All significant intercompany balances and transactions are eliminated from the Group’s consolidated financial statements.

Investments in associates are initially recorded at acquisition cost. They are subsequently valued by using the equity method when the Company has significant influence. The Company uses audited financial statements of the associates for that purpose, prepared in accordance with MFRS. Consequently, the Company records in income the proportionate share of the gains or losses reported by the associates and in stockholders’ equity the variations of the other stockholders’ equity accounts. Significant influence is presumed to exist when equity ranges between 10 percent and 50 percent in public companies, and between 25 percent and 50 percent in non-public companies, unless it is proven that the Company has significant influence with a lower percentage.

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

d)         Statements of income (loss) and statements of cash flows

The accompanying statements of income (loss) present costs and expenses based on their function, which are presented in generic captions in connection with their contribution to the different levels of income or loss. The cost of sales is separated from the other costs and expenses to present the level of gross profit.

The statements of cash flows, prepared under the indirect method in a non-inflationary economic environment, present the cash inflows and outflows of the period in nominal monetary units therefore, they exclude the unrealized exchange rate fluctuation.

e)         Recognition of the impact of inflation on the financial information

i)          In accordance with MFRS B-10, “Impact of Inflation” (MFRS B-10), the financial statements that recognize the impact of inflation under “comprehensive method” are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment. MFRS B-10 recognizes two economic environments, one results in the recognition of the impact of inflation (inflation equal to or higher than 26 percent accumulated in the three annual prior years) and the other does not (inflation lower that percentage in the period referred to above). The percentage of inflation of the year and accumulated inflation of the three annual prior years applicable in each country in which the Company operates, is as follows:

Country	Inflation 2011	Accumulated inflation	Type of economy
Mexico	3.8	15.4	Non-inflationary
Brasil	6.5	16.7	Non-inflationary
Chile	3.9	6.0	Non-inflationary
Peru	4.7	13.5	Non-inflationary

ii)         Pursuant to the foregoing, the Group has not recognized the impact of inflation effective January 1, 2008. Consequently, the accompanying financial statements of income (loss) and cash flows are presented in nominal Mexican pesos. Through December 31, 2007, the Group recognized the effect of restatement regardless of the level of inflation. Toward that end, it applied the factor derived from the National Consumer Price Index (NCPI) published by the Banco de Mexico for domestic companies and, if applicable, the NCPI of the country of origin for those that operate abroad. That effect is maintained in the financial statements. Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary, in accordance with MFRS B-10.

Through December 31, 2007, stockholders’ equity was restated based on the NCPI factor. The stockholders’ equity restatement represents the amount necessary to maintain shareholders’ investment in terms of the 2007 fiscal year purchasing power of the currency.

f)         Translation of financial statements of foreign operations

The accounting records of the foreign subsidiaries and associates are maintained in the recording currency of the country where those entities are established. Their financial statements are prepared in conformity with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). Therefore, those financial statements are adjusted to MFRS prior to their translation and accounting consolidation. The translation is carried out in accordance with MFRS B-15, “Foreign currency translation” (MFRS B-15). Toward that end, those financial statements are determined in their functional currency and restated by applying rate of inflation at which the foreign operation operates, depending upon whether the information comes from an inflationary or non-inflationary economic environment, in accordance with MFRS B-10. Subsequently, they are translated into the reporting currency as discussed in the following paragraph.

The Group’s foreign operations operate in a non-inflationary economic environment and its functional currencies are the Brazilian real, Chilean peso and Peruvian peso. Accordingly: (i) monetary and nonmonetary assets and liabilities were translated at the year-end exchange rate published by Banco de Mexico, and, the stockholders' equity at the historical exchange rate; and (ii) revenues and expenses were translated at the average exchange rate for the period. The translation adjustment is included in the “Accumulated translation effect” and forms part of comprehensive income. Moreover, it is recycled to income at the date of its availability. That line item includes, if applicable, foreign exchange fluctuations (subparagraph s) below).

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

Effective 2011, the Group adopted retrospectively the new MFRS C-5, "Prepaid expenses" that supersedes the Bulletin with the same name. Accordingly, prepaid expenses are presented as a current asset when the period in which their benefits are expected to be obtained is equal to or less than one year. Prepaid expenses for goods are presented in the short-term or long-term, depending on the classification of the item intended (e.g.: inventory or property and equipment). That adoption had no impact on the Group’s consolidated financial statements.

i)          Financial instruments

All financial assets and financial liabilities derived from any type of financial instrument are assessed at their estimated fair value and recognized in the balance sheet. The valuation effect, as well as costs and returns generated by financial instruments form part of the comprehensive gain or loss on financing when incurred or earned.

At December 31, 2011 and 2010, the carrying value of financial instruments (cash, receivables, other accounts receivable, trade accounts payable, other payables and accrued liabilities, as well as short-term debt) approximates their estimated fair value due to their short-term nature. The valuation of the long-term debt incurred through bank loans and market bonds considers estimated values for financial instruments with similar terms and due dates existing on the market, as well as variable financing rates in effect on the market.

j)          Derivative financial instruments

These transactions are contracted to hedge the associated risks with changes in interest rate, exchange rate or inflation. The designation of hedges is documented by describing the strategy and objective of management of risks, hedged risks, identification of the hedged primary position, its accounting recognition, and how its effectiveness is measured. Management estimates that the changes in cash flows of the derivative financial instrument maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge.

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

l)          Inventories

Inventories are valued at the lower of acquisition cost or net realizable value. During high inflationary periods, inventories are restated by using NCPI factors, by considering MFRS B-10. The Group analyzes its inventory balances to determine if any portion of their balance requires the need for an adjustment to the allowance or if it should be increased, due to the occurrence of adverse events such as physical damage, obsolescence, expiration, etc. The cost of sales represents the inventories acquisition cost in a non-inflationary environment.

Effective 2011, the Group adopted retrospectively the new MFRS C-4, “Inventories”. This standard supersedes the Bulletin with the same name. That adoption had no impact on the Group’s consolidated financial statements.

m)        Property and equipment

Property and equipment are initially recorded at acquisition cost. During high inflationary periods, those assets are restated by using NCPI factors applicable to the country where those assets are established, in accordance with MFRS B-10. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable NCPI factors.

Depreciation is calculated on the value of property and equipment restated when the economic environment is inflationary, as well as on the acquisition cost when the economic environment is not inflationary, in accordance with MFRS B-10, by applying the straight-line method based on the remaining economic useful life thereof. The carrying value of leasehold improvements are amortized on a straight-line method, in accordance with the period set forth in the agreement.

The Group periodically assesses the carrying value of long-lived tangible and intangible assets, including goodwill and permanent investments in associates to establish whether significant adverse events, changes in the operating business environment and/or changes in expectations regarding operating income for each cash generating unit, indicate that the carrying value of those assets may not be recoverable, in accordance with Mexican Bulletin C-15, "Impairment of the value of long-lived assets and their related disposal” (Bulletin C-15). In such event, an impairment loss is determined by the excess of the carrying value of long-lived assets over the “value in use”, which consists of determining the net present value of estimated cash flows to which those assets relate. The impairment loss, if any, is recorded as a charge to operations in “Other expenses, net” in the period when such an assessment is carried out, unless indications noted are of a temporary nature. Mexican Bulletin allows the reversal of the recognition of impairment under certain circumstances. At December 31, 2011 and 2010, Management determined that there were no impairment indications on the carrying value of property and equipment and investments in associates.

Property and equipment available-for-sale are included in “Other current assets” and assessed on the date on which the sales plan is approved at the lower of its net carrying value and its fair value, less associated sales costs. Those assets are not subject to depreciation.

Effective 2011, the Group adopted retrospectively MFRS C-6, "Property, plant and equipment" that supersedes Bulletin C-6, "Property, machinery and equipment". That adoption had no impact on the Group’s consolidated financial statements.

n)         Business acquisitions, intangible assets and goodwill

i)          Business acquisitions

The Company recognizes business acquisitions based on MFRS B-7, “Business acquisitions” (MFRS B-7). Consequently: (i) the purchase method is used as the sole valuation standard by allocating the purchase price to the net assets acquired and the noncontrolling interest based on their estimated fair value at the acquisition date; (ii) intangible assets acquired are identified and recognized at their estimated fair value; (iii) the unallocated portion of the purchase price that is not identifiable is included as goodwill, which is allocated to the cash flow generating unit in order to periodically evaluate the impairment. If applicable, the goodwill value is adjusted for any correction to the preliminary value allocated to the net assets acquired and the noncontrolling interest, within the twelve months subsequent to the acquisition date; and (iv) valuation is performed at fair value with certain exceptions, in which case the pertinent MFRS is applied. Acquisition and/or restructuring costs and expenses are expensed when incurred.

The Company recognizes the excess fair value of net assets acquired over the consideration paid as a bargain that is recognized by the acquiring entity by considering: (i) reduction to the value of the assets of the business acquired until they are exhausted, and (ii) the remaining balance is recognized as a non-ordinary gain at the acquisition date.

ii)         Intangible assets

Intangible assets are identifiable nonmonetary assets, with no physical substance that represent costs incurred or rights acquired, which will generate future economic benefits controlled by the Group. Intangible assets are initially recorded at acquisition cost represented by cash or cash equivalents paid and/or at their estimated fair value at acquisition date if they are from a business acquisition. They are classified as definite lived or indefinite lived intangible assets, in accordance with the period in which benefits are expected to be received. During high inflationary periods, those assets are restated by using NCPI factors applicable to the country where those assets are established. Through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the value of those assets was restated by using the applicable NCPI factors.

Intangible assets with definite useful life

These assets are amortized on their restated value when the economic environment is inflationary, as well as on the acquisition cost when the economic environment is not inflationary, in accordance with MFRS B-10. Toward that end, the straight-line method is applied based on its remaining economic useful life. These assets are represented mainly by licenses related to the technological platform with which the Group operates. Development expenses are recorded as intangible assets provided that their technical viability and economic profitability are reasonably assured.

Intangible assets with indefinite useful life

These intangible assets, including goodwill, are subject to periodic impairment tests, in the event of impairment indicators or at least once a year by applying the “value in use” method of the cash generating units and taking into account a horizon whose projections do not establish growth rates beyond five years, unless a greater period is justified in accordance with Mexican Bulletin C-15 referred to above. Toward that end, “perpetuity value” is applied which considers two stages: (i) generation of excess of value in use of assets other than intangible assets with indefinite useful life and goodwill (“excess value in use”); and (ii) the recovery of carrying value of intangible assets and goodwill referred through perpetuity. Therefore, the impairment loss is generated by the excess of carrying value over perpetuity value referred to above. If goodwill and another intangible asset with indefinite useful life are subject to impairment at the same time, the resulting loss is applied to goodwill first.

As explained in Note 3 a), subparagraph iii), subsequent to the original date of the auditor’s opinion dated May 15, 2012, the Company determined a material accounting error referred to the inadequate recognition, measurement, and disclosure of the carrying value of goodwill from the acquisition of the Brazilian subsidiary Drogarias. In March 2013, the Company concluded the process for quantifying the materiality of the error. As a result, there was a restatement subsequent to initial issuance and goodwill has been impaired (Note 10 a).

The Group considers that the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating unit. Therefore, the cash flow projection models fairly recognize medium and long-term economic variables existing at the date of the financial statements, which are related to the future estimated price of products, changes in operating expenses, industry economic trend, and discount and growth rates applied in perpetuity.

o)         Lease

Operating lease

This transaction is classified as an operating lease when the risks and benefits inherent to the ownership of the leased asset remain substantially with the lessor. Total payments are charged to operating income for the period.

Capitalized lease

The capitalized lease is recognized when all the risks and benefits associated with the ownership of the assets leased are retained substantially by the Group. Accordingly: (i) ownership of the asset is transferred to the Group upon termination of the term; (ii) the price for acquiring the asset upon termination of the term is deemed to be a bargain purchase option; (iii) the lease term covers the majority of the asset’s economic life; and (iv) the present value of the minimum lease payments substantially represents the fair value of the asset at the inception of the lease. Financial leasing is capitalized at the inception of the lease at the lower of fair value of the property under the lease agreement or the present value of future minimum payments. During high inflationary periods, those assets are restated by using NCPI factors applicable to the country where those assets are established, in accordance with MFRS B-10.

Obligations under financial leasing arrangements are included in other short or long-term payables. The financial cost is expensed during the lease term. The asset acquired is depreciated in accordance with the Group's depreciation policies.

p)         Provisions, contingent assets and liabilities and commitments

The Group recognizes the liabilities of present obligations on which the transfer of assets or the future servicing are unavoidable, and arise as a consequence of past transactions or events. Provisions are recognized when present, legal or assumed, obligations are unavoidable and will require the disbursement of economic resources or can be reasonably estimated.

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

q)         Employee benefits

i)          In accordance with MFRS D-3, “Employee Benefits” (MFRS D-3), the Group recognizes the labor obligations derived from defined benefits for retirement pensions and seniority premiums, as well as severance benefits to employees for termination of the employment relationship (legal ordinary indemnifications) when they complete the employment relationship prior to the retirement age which is not associated to a restructuring event. Costs are expensed as employees render their services. Toward that end, actuarial computations are applied to the present value of labor obligations. Retirement pensions are granted to all personnel that have completed at least ten years of pension service and have reached sixty-five years of age. Seniority premiums are granted for a voluntary separation of personnel after completing fifteen years of service and then calculated based on the number of years worked. Severance benefits for termination of the employment relationship are granted by the Labor Law in the event of a dismissal, based on the years of service and last salary of personnel.

Defined benefit obligations, unamortized items, and the net periodic cost applicable to labor obligations referred to above are determined by using the "projected unit credit method". Severance benefits which arise from restructuring causes should continue to follow the Mexican Bulletin C-9, “Liability, provisions, contingent assets and liabilities, and commitments”.

The Group has created a fund placed in an irrevocable trust with a financial institution to meet the labor obligations derived from defined benefits. During 2010, the contributions to the fund amounted to Ps. 9,668. In 2011, there were not any contributions. Fund assets consisted of investments in equity securities and investments in fixed income securities that are traded on the Mexican Stock Market. Those investments are valued at estimated fair value at the date of the financial statements.

ii)         The relevant information of the actuarial computation on labor obligations derived from defined benefits is summarized below. Interest rates and actuarial assumptions used for reflecting the present value of obligations and expected returns on assets discussed herein below consider the use of nominal rates, due to the non-inflationary economic environment in which the Group operates.

	2011		2010
Labor liability
Accumulated benefit obligation	Ps.	230,939	172,947
Additional benefit related to future compensation increases		179,681	203,336
Defined benefit obligation		410,620	376,283
Fair value of plan assets		80,119	96,323
Funded status		330,501	279,960
Unrecognized net transition obligation		(6,509)	(13,502)
Negative plan amendments		11,346	8,824
Unrecognized net loss		(126,254)	(107,021)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	209,084	168,261

Net periodic cost
Service cost	Ps.	22,089	17,716
Interest cost		27,432	25,938
Expected return on plan assets		(8,548)	(9,236)
Amortization of unrecognized net transition obligation		6,667	7,089
Amortization of plan amendments		(543)	(491)
Amortization of unrecognized net loss		5,022	4,749
Net periodic cost	Ps.	52,119	45,765

F-29

	2011		2010
Assumptions:
Mexico
Discount rate		7.75%	7.80%
Salary increase rate		4.00%	4.50%
Return of plan assets		9.25%	9.80%
Chile
Discount rate		7.50%	8.00%
Salary increase rate		4.00%	4.00%

Change in defined benefit obligation
Actual defined benefit obligation at beginning of year	Ps.	376,283	307,367
Service cost		22,062	13,024
Interest cost		27,262	21,989
Actuarial loss		27,620	61,197
Benefits paid		(32,779)	(26,411)
Effect on curtailment on benefit obligation		(9,297)	(883)
Effect on settlement on benefit obligation		(531)
Defined benefit obligation at end of year	Ps.	410,620	376,283

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	96,323	96,698
Actual return on plan assets		8,548	3,314
Actuarial loss		(7,945)
Employer contributions			9,668
Early liquidation of obligations		(2,694)
Benefits paid		(14,113)	(13,357)
Fair value of plan assets at end of year	Ps.	80,119	96,323

Funded status	Ps.	330,501	279,960
Unrecognized net transition obligation		(6,509)	(13,502)
Negative amendments (unrecognized prior service cost)		11,346	8,824
Actuarial loss		(126,254)	(107,021)
Unfunded accrued pension cost, seniority premium and severance benefits to be recognized	Ps.	209,084	168,261

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

v)         For MFRS D-3 purposes, the unrecognized net transition obligation, unrecognized prior service cost, and accrued net actuarial gain/loss at December 31, 2007, should be amortized to the income statement over a maximum period of five years, while the actuarial results generated as of January 1, 2008, are amortized over the employees’ estimated active service lives following the “corridor method”, which requires the actuarial gains and losses in excess of the range between the higher of 10 percent of the plan assets and 10 percent of the defined benefits obligation balance be: (i) amortized to operating income during the remaining labor life of employees who will receive the benefits; and (ii) expensed as accrued. At December 31, 2011 and 2010, the amortized amount of that item was not material.

The amount of actuarial gains or losses and the prior service benefits for termination of the employment relationship due to causes other than restructuring are recognized in income. At December 31, 2011 and 2010, that amount was immaterial.

Employee profit sharing due is recorded based on the amount payable, determined on taxable income that is obtained as provided for in the Mexican currently enacted tax legislation by applying a 10 percent rate. Deferred employee profit sharing is determined by using the “asset and liability method” by applying a 10 percent rate to the temporary differences between book and tax values of assets and liabilities for employee profit sharing purposes. At December 31, 2011 and 2010, the deferred employee profit sharing asset amounted to Ps. 7,107 and Ps. 7,868, respectively. Those amounts were offset by a similar valuation allowance, in accordance with MFRS. Employee profit sharing is recognized in income in “Other expenses, net”.

r)          Income Tax and Corporate Flat Tax (IETU-Spanish acronym)

i)          Consolidated taxes on earnings represent the sum of the taxes or earning due, as well the effect of the deferred taxes on earnings by taking into account currently enacted tax legislation applicable in the different jurisdictions in which each entity operates. In accordance with currently enacted tax legislation in Mexico, the IETU Law co-exists with the Income Tax Law for determining the taxes on earnings for the period. Taxes on earnings due in the period are recorded in income.

ii)         In order to recognize the deferred taxes on earnings effect, Management performs a periodic analysis based on reasonable assumptions to determine the tax base on which the Group will assess its operations when there is more than one tax base in the same jurisdiction. Pursuant to the foregoing, the Group recognizes deferred taxes on earnings based on the tax regime that is expected to prevail in the future. At December 31, 2011 and 2010, Management determined that income tax will be the tax on earnings that will be paid by the Mexican entities in the medium-term, instead of IETU. If the Group determines that IETU will be due based on their estimates and that event will qualify as permanent, the deferred income tax balance will be adjusted to the resulting amount of IETU. If the event is circumstantial, the Group will account for deferred income tax, even though IETU will be due in the period.

iii)        The deferred income tax effect is determined by applying the “asset and liability method”. It further considers the tax losses effect and tax credits. Therefore, the deferred income tax liability is recorded for all temporary differences, whereas the deferred income tax asset is only recorded if it meets the “more likely than not” criteria. The deferred income tax effect is determined by applying tax laws and income tax rates which are enacted or substantially enacted at the closing date of the financial statements by considering the time it is estimated that the temporary differences are realized. In addition, the Group recognizes deferred income tax generated by its investments in associates. Deferred income tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reverse and materialize. Deferred income tax assets and liabilities applicable to different tax jurisdictions are not offset. The deferred income tax effect of the year is recorded in income statement as a component of “provisions for income tax”, except for the deferred income tax effect that may be generated by temporary differences attributable to other stockholders’ equity accounts. In that event, the deferred income tax effect is applied to the specific stockholders’ equity account that generates it, without being applied to income.

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

iv)        The Group does not recognize a deferred income tax effect related to its investments in subsidiaries, since it considers that it is in control of the materialization of the temporary differences that arise from these investments, and it is likely that they will not materialize in the foreseeable future.

v)         Effective 2009, Management decided that some of its Mexican controlled entities of the Group were no longer included in consolidation for tax purposes. On June 25, 2010, Management filed an additional notice in order for the Company to no longer consolidate its taxable income with the rest of its Mexican controlled subsidiaries for fiscal 2010. Therefore, The Company and those subsidiaries met their tax obligations individually for that year.

Notwithstanding the foregoing, due to business reasons, on December 21, 2010, the Company again was approved by the Mexican tax authorities to determine its consolidated taxable income only with the companies that are considered as controlled companies, as set forth by the Mexican Income Tax Law. That approval goes into effect beginning the fiscal year extending from January 1 to December 31, 2011.

vi)        In December 2009, CINIF issued Mexican Interpretation MFRS 18, "Recognition of the effects of the 2010 tax reform on taxes on earnings" (MFRS-18) effective December 2009. MFRS 18 sets forth the accounting treatment of the income tax liability derived from the change to the tax consolidation regime in effect beginning January 1, 2010. Therefore, the Company determined income tax payable at December 31, 2009 as if the tax consolidation provisions had not existed since 1999 and henceforth. In accordance with MFRS-18: (i) the income tax liability derived from intercompany dividends is recognized with a charge to retained earnings, without preparing the restatement of prior year financial statements; and (ii) the liability related to the tax losses of subsidiaries and losses on the sale of shares, used in tax consolidation should not be offset by the income tax asset associated with the same items. Accordingly, at December 31, 2009, the Company recognized a liability charged to retained earnings in the amount of Ps. 133,619.

s)         Comprehensive gain or loss on financing (RIF - Spanish acronym)

RIF represents the expense or income derived from financing activities during the period. RIF consists of interest, the exchange rate fluctuation effect, changes in fair value of financial instruments and derivatives and, when the inflationary economic environment is applied, the gain or loss on monetary position. The RIF effect is recorded in income, except if the RIF attributable to “qualified assets” is capitalized in accordance with MFRS D-6, “Capitalization of the comprehensive gain or loss on financing”.

Foreign currency transactions are recorded at the current exchange rate at the date on which they are entered into or paid. Foreign currency monetary assets and liabilities are translated to Mexican pesos by using the current exchange rate at the date of the balance sheet. The exchange rate is published by the Banco de Mexico. Resulting exchange fluctuations are included in statement of income, except for those generated by: (i) foreign currency debt related to the acquisition of foreign entities, and (ii) foreign currency related party balances that do not foresee their liquidation in foreseeable future; therefore, their nature is that of long-term. When admissible, these effects are recognized, along with the applicable monetary position in the “Accumulated translation effect” if the environment is inflationary.

t)          Comprehensive income

Comprehensive income consists of the net income for the period, plus/less other results for the same period reflected in the stockholders’ equity pursuant to specific accounting provisions. Accordingly, stockholders’ equity discloses the components of comprehensive income, which does not include capital contributions or reductions.

u)         Earnings per share

Earnings per share are determined based on the weighted average common shares outstanding during the years and earnings for common shareholders, in conformity with Mexican Bulletin B-14, "Earnings per share" (Bulletin B-14). The Group has not carried out any transactions that may cause it to issue any potential shares with a dilutive effect on earnings per share. Dilutive earnings per share are not determined if the continued operations result is a loss, in accordance with Bulletin 14.

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

4.         Receivables:

	2011		2010
Trade receivables	Ps.	6,548,122	7,813,007
Allowance for doubtful accounts		(1,167,116)	(892,594)
	Ps.	5,381,006	6,920,413

5.         Other accounts receivable:

	2011		2010 Restated
Other receivables	Ps.	625,977	534,738
Related parties		680,396	48,949
Value added tax recoverable		84,202	158,520
Income tax recoverable		326,417	218,686
Other taxes recoverable		764,595	426,133
	Ps.	2,481,587	1,387,026

Other receivables consist mainly of payments in advance to acquire new points of sell, as well as new operations segments.

6.         Inventories:

	2011 Restated		2010
Pharmaceutical products	Ps.	7,700,049	7,577,875
Beauty care products		675,911	608,551
Books and magazines		267,867	227,646
Electric appliances		4,031	4,034
Groceries		12,886	25,661
Other		19,753	24,873
		8,680,497	8,468,640
Estimate for reserve of inventory		(66,224)	(67,199)
		8,614,273	8,401,441
Merchandise-in-transit			124,760
	Ps.	8,614,273	8,526,201

Merchandise-in-transit represents pharmaceutical products for which title and risk of loss has been transferred to the Group.

7.         Other current assets:

	2011		2010
Prepaid expenses	Ps.	35,737	91,011
Derivative financial instruments		5,666	4,388
Assets available-for-sale		29,341	29,341
Other assets		141,313	42,573
	Ps.	212,057	167,313

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

2011					Asset/(liability)
Contract	Contract value		Due date	Buy/sell position	Name	Amount		Realized
Forward	Ps.	343,367	2012	Buy	Current assets	Ps.	4,241	2,934
Options		334,211	2012	Buy	Current assets		1,425	1,425
Forward		330,869	2012	Buy	Current liabilities		(2,833)	(2,833)
Options		334,211	2012	Sell	Current liabilities		(1,425)	(1,425)
Forward		1,394,594	2013	Buy	Long-term other liabilities		(309)	(309)

The current liability and the short-term asset in the amount of Ps. 4,258 and Ps. 5,666 are included in the consolidated balance sheet in the line items “Other payables and accrued liabilities” and “Other current assets”, respectively.

2010					Asset/(liability)			Effect on income (loss)
Contract	Contract value		Due date	Buy/sell position	Name	Amount		Realized	Unrealized
Forward	Ps.	114,816	2011	Buy	Current assets	Ps.	1,176	(8)	597
Forward		318,567	2011	Sell	Current assets		3,212	1,529
Forward		395,204	2011	Buy	Current liabilities		(12,709)	(2,092)	(6,414)
Swap		897,954	2015	Buy	Long-term assets		30,876
Swap		894,254	2015	Sell	Long-term other liabilities		(225)	(4,023)	(32,116)

The current liability and the short-term asset in the amount of Ps. 12,709 and Ps. 4,388 are included in the consolidated balance sheet in the line items “Other payables and accrued liabilities” and “Other current assets, net”, respectively.

The Company manages the credit risk of its derivative financial instruments which are traded on recognized markets and with high creditworthy and reputable counterparties. The Company recognizes a hedge provision that applies to the difference between the “spot price” market value and the fair value of the cash flow hedging instruments, which are determined as highly effective hedges, in accordance with MFRS. At December 31, 2011 and 2010, the amount of the hedge provision was immaterial.

9.         Property and equipment:

	2011		2010 Restated
Buildings	Ps.	1,307,801	1,283,590
Machinery and equipment		2,050,507	2,045,917
Transportation equipment		226,436	236,223
Office equipment		240,945	186,824
Computer equipment		1,753,991	1,469,059
Leasehold improvements		2,309,053	2,260,601
		7,888,733	7,482,214
Less- accumulated depreciation and amortization		(4,965,096)	(4,389,330)
		2,923,637	3,092,884
Land		482,686	437,781
Construction in progress		532	3,886
	Ps.	3,406,855	3,534,551

The changes in the period of property and equipment are as follows:

	2011		2010
Opening balance	Ps.	3,746,035	Ps.	1,400,188
Less: reclassification for discontinued operations		(211,484)		(192,338)
Balance after reclassifcation for discontinued operations		3,534,551		1,207,850
Additions for business acquisitions				2,418,996
Add: additions		443,261		142,222
Less: retirements		(171,763)		(188,335)
Subtotal		3,806,049		3,580,733
Depreciation for the year		(399,194)		(46,182)
Net carrying value at end of period	Ps.	3,406,855	Ps.	3,534,551

The average annual depreciation and amortization rates for 2011 and 2010 were as follows:

	Mexico	Chile	Brazil
	%	%	%
Buildings and construction	2.1	5	20
Machinery and equipment	6.1		10
Transportation equipment	10.2	20	20
Office equipment	6.5	10	10
Computer equipment	11.2	25	10-20-40
Leasehold improvements	5	6.7	10-20
Selling equipment	25	25

At December 31, 2011 and 2010, the Company maintains various financial lease agreements, which are for commercial locales, computer equipment, and photography laboratories, as follows:

	2011		2010
Land	Ps.	53,374	45,310
Buildings		18,539	14,309
Machinery and equipment		3,156	88
Computer equipment		10,549	10,767
	Ps.	85,618	70,474

10.        Goodwill, intangible assets and deferred charges:

		2011 Restated		2010 Restated
Goodwill:
Drogueros		Ps.	128,370	128,370
Farmacias ABC			32,551	32,551
Citem			56,456	56,456
CS Brasil			1,398,360	1,393,454
FASA			2,488,190	2,524,334
			4,103,927	4,135,165
Accumulated impairment loss	(a)		(746,047)	(210,000)
		Ps.	3,357,880	3,925,165

Intangible assets with indefinite useful life:
Commercial trademarks	(b)	Ps.	3,800,072	3,780,503
Intangible assets with definite useful life:
Patents and other rights			61,716	58,290
Development costs			40,412	17,531
Software			151,006	140,256
Licences			159,170	178,235
Other intangible assets			226,572	217,446
			638,876	611,758
Less- accumulated amortization			(425,365)	(390,828)
		Ps.	213,511	220,930

	2011 Restated		2010 Restated
Deferred charges:
Organizing and installation expenses	Ps.	289,349	255,678
Less – accumulated amortization		(155,646)	(130,540)
		133,703	125,138
Deferred income tax		393,277	76,508
		526,980	201,646
	Ps.	7,898,443	8,128,244

The changes in the period of goodwill, intangible assets and deferred charges, were as follows:

	2011 Restated		2010 Restated
Balance at beginning of the period	Ps.	8,612,252	1,686,474
Less: reclassification for discontinued operations		(484,008)	(484,008)
Balance after retirements for discontinued operations		8,128,244	1,202,466
Additions for business acquisitions			6,779,702
Add: additions		66,711	194,571
Less: retirements		(19,065)
Translation effect		(7,723)	9,541
Deferred income tax		316,770	(23,453)
Impairment loss		(538,019)
Amortization of the year		(48,475)	(34,583)
Balance at end of the period	Ps.	7,898,443	8,128,244

a)         As a result of the goodwill impairment test carried out by the Management, an impairment loss was recognized in statement of income (loss) in the line item “Other expenses, net”, since the net carrying value of the cash generating units Drogueros, Citem and CS Brasil exceeded their “value in use” in the amount of Ps. 78,425, Ps.56,456 and Ps.403,138, respectively, for fiscal 2011. Impairment loss concurred with the generalized crisis in the economic environment that had a negative impact on the pharmaceutical industry in that year.

As explained in Note 3 a) subparagraph iii) above, the Company determined the existence of an inadvertently accounting error in the financial statements. In this respect, the impairment evaluation is sensitive to the estimate of future prices of the products, the evolution of operating expenses, the economic trend in the pharmaceutical industry, and the growth expectations in the medium and long-term. Pursuant to the foregoing, the "value in use" initially determined by Management was affected by discount rates and growth rates in the perpetuity estimated incorrectly.

In March 2013, Management concluded the process for quantifying the materiality of the error in the financial statements. Toward that end, Management performed new studies to correct the discount rates and growth rates discussed above, in accordance with Bulletin C-15, “Impairment of the value of long-lived assets and their related disposal” of the CINIF. The correction generated an impairment loss on the carrying value of goodwill associated with the subsidiary Drogarias in the amount of Ps.403,138.

With the abovementioned, Management considers that fair value determined by considering the value in use through its cash flow projections is the best estimate of future cash flows from continued use of the cash generating units.

Based on a goodwill impairment test carried out during the last quarter of fiscal 2010, the Group determined an impairment loss was not incurred for 2010, by considering value in use exceeded the carrying value of cash generating units.

b)         As a result of the acquisition of FASA, the Company recognized various commercial trademarks previously acquired independently by FASA as identifiable intangible assets. Those commercial trademarks were recorded at fair value at the acquisition date in the amount of Ps. 3,971,000 (Note 1 b).

As explained in Note 1 c), the assets and liabilities of FASA Peru are presented in the balance sheet as of December 31, 2011 and 2010, as "discontinued operations". Therefore, the amounts applicable to the acquisition of FASA Peru, relative to the goodwill and trademarks as of December 31, 2011 and 2010, were reclassified to "Noncurrent assets for discontinued operations" in the balance sheet in the amount of Ps.239,008 and Ps.245,000, respectively.

At December 31, 2011 and 2010, the trademarks are summarized as shown below:

	2011		2010
Farmacias Ahumada	Ps.	1,809,000	1,809,000
Farmacias Benavides		1,917,000	1,917,000
		3,726,000	3,726,000
Translation effect		74,072	54,503
	Ps.	3,800,072	3,780,503

11.       Related party balances and transactions:

All significant balances and transactions between the entities that form part of the Group have been eliminated in the accounting consolidation in connection with: (i) the sale and purchase of merchandise; (ii) trading shares; (iii) billing of administrative services, rents, and other services rendered; and (iv) loans.

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

	Accounts receivable
	2011		2010
Aeroxtra, S.A. de C.V.	Ps.	2,000
Xtra Inmuebles, S.A. de C.V.		11,630
Tenedora Farmaceutica de Mexico, S.A. de C.V.		9,590	9,590
Tenedora de Farmacias Morelianas, S.A. de C.V.		20,582	20,582
Grupo Xtra, S.A. de C.V.		10,515	11,588
Sports Clinic, S.A. de C.V.			6,679
Comercializadora Lundedeq, S.A. de C.V.			120
Farmaprice, S.A. de C.V.			134
Administradora Inmas, S.A. de C.V.			256
Inversiones Turisticas Cancun, S.A. de C.V. (Note 1 d)		626,079
	Ps.	680,396	48,949

During 2011 and 2010, the related party transactions were as follows:

	2011		2010
Aeroxtra, S.A. de C.V.	Ps.	28,012	18,028
Xtra Inmuebles, S.A. de C.V.		5,539	5,245
Administradora Inmas, S.A. de C.V.		1,460	355
	Ps.	35,011	23,628

The Group considers that the related parties referred to above are not “Special Purpose Entities”, in accordance with MFRS B-8, “Consolidated or combined financial statements” and, therefore, at December 31, 2011 and 2010, the Group has not consolidated the assets, liabilities, and operating income of those entities. These transactions were conducted on arm's length terms based on market prices and conditions. During 2011, and 2010, the Group had no other significant agreements with related parties.

At December 31, 2011 and 2010, the total benefits granted to key management personnel or and top management executive are summarized as shown below:

	2011		2010
Mexico	Ps.	45,367	44,953
Chile		35,716	96,870
	Ps.	81,083	141,823

12.       Short and long-term debt:

At December 31, 2011 and 2010, the consolidated debt by currency type, translated to Mexican pesos, is as follows:

	2011				2010
Currency	Short- term		Long-term	Total	Short-term	Long-term	Total
Mexican pesos	Ps.	2,394,166	7,277,584	9,671,750	8,812,567		8,812,567
Brazilian real		112,121		112,121
Chilean pesos		544,539	2,228,131	2,772,670	382,773	2,289,346	2,672,119
	Ps.	3,050,826	9,505,715	12,556,541	9,195,340	2,289,346	11,484,686

i)          Amending Agreement to the Credit Opening Agreement (Amending Agreement)

On August 10, 2011, the Company concluded the “Amending Agreement to the Credit Opening Agreement” dated August 30, 2010 with its creditors (Banco Mercantil del Norte (Banorte) and HSBC Mexico, S.A. (HSBC Mexico)). In accordance with the Original Contract, the funds granted by Banorte were used to prepay credits from another bank creditor, and for general corporate purposes. The funds from HSBC Mexico were used to finance the acquisition of the shares of the capital stock of FASA.

In accordance with the Amending Agreement, the total amount of the credits is summarized as follows:

	Tranch I		Tranch II	Total
Banorte	Ps.	994,500	955,500	1,950,000
HSBC México		2,944,667	2,829,190	5,773,857
Total	Ps.	3,939,167	3,784,690	7,723,857

Tranch I and Tranch II will be paid in 72 and 24 monthly payments, respectively, beginning September 10, 2011 for Tranch I, and beginning September 10, 2016 for Tranch II. Interest is payable monthly at the Equilibrium Interbank Interest Rate (EIIR) applicable to each interest period, plus the spread set forth in the Agreement. At December 31, 2011, the short and long-term payable amounted to Ps. 357,019 and Ps. 7,277,584, respectively.

The credit is secured by the Company, as the borrower, and the operating subsidiaries, Casa Saba, Drogueros, Farmacias ABC, Daltem Provee Nacional, Publicaciones Citem, Daltem Provee Norte, Centennial, and Controladora Casa Saba, as joint and several obligors, in the terms of the “Guarantee Documents”.

The Company and joint and several obligors should meet conditions related to the maintenance of insurance, inspection rights, operations with affiliates at market value, payment of taxes, and share structure, among other things. Moreover, the negative covenants are related to certain levels of indebtedness, encumbrances on the assets, unauthorized consolidations or mergers, disposal of assets, payment of dividends, among other things.

Financial covenants

The Company must comply with the following financial ratios on a consolidated basis:

a)          Net debt to UAFIDA (*):

•	A ratio that does not exceed 5.5 to 1, as of the date of the Amending Agreement within 24 months subsequent to the drawdown date.
•	A ratio that does not exceed 2.5 to 1, as of the date that occurs 24 months subsequent to the drawdown date.

b)         UAFIDA to gross financial expenses:

•	A ratio that is not lower than 2 to 1, as of the date of the Amending Agreement within 24 months subsequent to the drawdown date.
•	A ratio that is not lower than 3 to 1, as of the date that occurs 24 months subsequent to the drawdown date.

c)         Minimum stockholders’ equity of Ps. 7,082,848. For 2011, the amount of the allowance for doubtful accounts will be aggregated.

d)         Capital investment that does not exceed 29 percent of the UAFIDA.

e)         Maintain the following percentages of the “target balance of the reserve” in the “reserve of the debt service” as defined in Amending Agreement in available funds: (i) 15 percent effective September 30, 2011; (ii) 45 percent effective December 31, 2011; (iii) 75 percent effective March 31, 2012; and (iv) an amount equal to the target balance of the reserve effective July 1, 2012.

At December 31, 2011, the main financial ratios were as follows:

Financial ratios	Required	Calculated		Status
Net debt ratio to UAFIDA	Equal or lower than 5.50		4.14	Performs

UAFIDA ratio to gross financial expenses	Equal or higher than 2.0		2.26	Performs

Minimum stockholders' equity	Equal or higher than Ps. 7,082,848	Ps.	7,458,527	Performs

Capital investments	Equal or lower than Ps. 2,127,000	Ps.	123,968	Performs

(*)        UAFIDA means operating income before: (a) taxes on earnings, interest expenses, and extraordinary or unusual items; and (b) depreciation and amortization expenses determined in accordance with MFRS.

The bank creditors may terminate the debt term early in any of the following events of nonperformance: (a) payment of the debt on the due date agreed upon; (b) the financial ratios described in the affirmative and/or negative covenants; (c) with governmental authorities; (d) guarantees, among other reasons, and in the lack of waivers by the bank creditors. In those circumstances, the Group would classify this debt in the short-term in the balance sheet. This classification might have an adverse material effect on the liquidity and financial position of the Group.

ii)	FASA debts:

At December 31, 2011, FASA has debts in marketable bonds translated to Mexican pesos as follows:

Share series	Amount in development units	Short-term		Long-term	Total	Due date	Guarantee
E	1,800,000	Ps.	222,400	727,545	949,945	15/05/2016	No
F	2,200,000		8,185	1,253,370	1,261,555	15/05/2029	No
		Ps.	230,585	1,980,915	2,211,500

iii)	Other credits:

The Group has entered into various contracts with financial institutions to access factoring and electronic discounts of documents (“productive chains”), working capital and financial leasing. At December 31, 2011, the amount of those short-term loans translated to Mexican pesos is summarized as shown below:

Currency	Productive chains		Working capital	Financial leasing	Total
Mexican pesos	Ps.	1,044,101	993,046		2,037,147
Brazilian real			112,121		112,121
Chilean pesos			302,275	11,679	313,954
	Ps.	1,044,101	1,407,442	11,679	2,463,222

At December 31, 2011, the balance of long-term loans translated to Mexican pesos is summarized as follows:

Currency	Working capital		Financial Leasing	Total
Chilean pesos	Ps.	203,766	43,450	247,216

At December 31, 2011, the maturities of consolidated long-term debt, were as follows:

Year	Amount
2013 to 2017	Ps.	6,439,345
More than five years		1,813,000
2029		1,253,370
	Ps.	9,505,715

Interest rates are adjusted monthly in accordance with the prevailing market rates. Consequently, at December 31, 2011 and 2010, the carrying value of the bank debt was equivalent to its fair value.

At December 31, 2011, the Group has the following facility lines from banking institutions:

Banking Institution	Country	Total facility lines		Amount used at December 31, 2011	Available amount at December 31, 2011
Banco Santander Mexicano, S.A.	Mexico	Ps.	50,000		50,000
Banco Santander Mexicano, S.A.	Mexico		490,000	490,000
BBVA Bancomer, S.A.	Mexico		20,000		20,000
BBVA Bancomer, S.A.	Mexico		350,000	350,000
Mi Banco, S.A.	Mexico		150,000	150,000
		Ps.	1,060,000	990,000	70,000

13.       Other payables and accrued liabilities

At December 31, 2011 and 2010, the other payables and accrued liabilities balance were as follows:

	2011 Restated		2010 Restated
Other payables	Ps.	1,273,720	1,457,464
Provisions		726,503	516,781
Tax payables		569,407	341,633
Document payables		230,585	131,853
Withheld taxes		134,735	120,024
Employee profit sharing		3,710	5,356
	Ps.	2,938,660	2,573,111

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

14.       Deferred taxes on earnings and employee profit sharing effect:

At December 31, 2011 and 2010, the deferred income tax effect was as follows:

	2011		2010
Cumulative inventory	Ps.	155,896	256,257
Allowance for doubtful accounts and estimate for slow-moving inventory		(339,850)	(262,238)
Property and equipment		(22,377)	(658)
Other		27,734	99,288
Tax loss carryforwards		(275,423)	(245,917)
Income tax due to translation effect of foreign operations		59,111	76,760
		(394,909)	(76,508)
Valuation allowance		1,632
Deferred income tax asset, net	Ps.	(393,277)	(76,508)

i)          At December 31, 2011 and 2010, Management determined that income tax will be the tax on earnings that will normally be paid in future years by the Group’s Mexican entities. Therefore, the Mexican entities recognized deferred income tax.

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

ii)         At December 31, 2011, 2010, 2009, the amounts for income taxes included in the income statements are summarized as follows:

	2011		2010	2009
Current income taxes:
Mexican operations:
Income tax	Ps.	500,838	281,633	323,911
IETU		9,037	13,517	19,826
Foreign operations		234,812	91,202
	Ps.	744,687	386,352	343,737
Deferred income taxes:
Mexican operations	Ps.	(282,474)	(202,755)	(131,840)
Foreign operations		(149,779)	(135,342)
		(432,253)	(338,097)	(131,840)
Income tax expense, net	Ps.	312,434	48,255	211,897

At December 31, 2011, 2010 and 2009, IETU due in the amount of Ps. 9,037, Ps. 13,517, and Ps. 19,826, respectively, applies to tax on earnings paid individually by certain subsidiaries, as well as by the Company. Moreover, in those years, the amount of deferred employee profit sharing applied to income statement amounted to Ps. 156, Ps. 1,317 and Ps. 254, respectively.

The change in consolidated deferred income taxes during 2011, 2010 and 2009 were as follows:

	2011		2010		2009
Deferred income tax credited to the income statement for the year	Ps.	(432,253)	Ps.	(338,097)	Ps.	(131,840)
Deferred income tax (credited) charged to the stockholders’ equity for the year		(17,649)		1,419		75,341
Total	Ps.	(449,902)	Ps.	(336,678)	Ps.	(56,499)

iii)        Effective tax rate

The differences between book and tax bases of assets and liabilities and the different tax rates and laws that apply to the Mexican and foreign subsidiaries that comprise the Group, among other things, generate differences between the statutory tax rate applicable in Mexico and the effective tax rate presented in the consolidated statements of income, as follows:

	2011 Restated	2010 Restated	2009
	%	%	%
Mexican consolidated statutory tax rate	(30.0)	(30.0)	(28.0)
Other non-taxable income (*)	(0.2)	0.4	5.1
Expenses and other non-deductible items (**)	119.6	(2.6)	(12.3)
Difference between book and tax inflation	45.4	1.4	(9.5)
Other accounting benefits non taxable	30.3	18.2	5.7

Consolidated effective tax rate	165.1	(12.6)	(39)

(*)        This line item includes the effect of the different income tax rates in the countries where the Group operates.

(**)      This line item includes mainly the effect of the goodwill impairment loss.

15.        Foreign currency position:

At December 31, 2011 and 2010, assets and liabilities denominated in foreign currencies, translated into reporting currency, were as follows:

	2011		2010
Assets:
Current assets	Ps.	5,899,648	5,367,241
Long-term assets		6,173,373	6,286,378
		12,073,021	11,653,619
Liabilities:
Current liabilities		6,897,100	6,225,123
Long-term liabilities		3,304,024	3,177,522
		10,201,124	9,402,645
Lending (borrowing) position	Ps.	1,871,897	2,250,974

At December 31, 2011 and 2010, the exchange rates used in the process of translation to the reporting currency, published by the Banco de Mexico, are as follows:

	2011			2010
Currency	Balance sheet date		Report issuance date	Balance sheet date	Report issuance date
U.S. dollar	Ps.	13.98	13.21	12.38	11.53
Brazilian real	Ps.	7.47	7.00	7.45	7.32
Chilean peso	Ps.	0.03	0.02	0.03	0.02

16.       Other expenses, net

At December 31, 2011, 2010 and 2009, the other expenses, net were as follows:

	2011		2010	2009
Deferred employee profit sharing	Ps.	2,597	3,620	1,761
(Gain) loss on sale of property and equipment		(26,634)	28,174	14,938
Impairment losses		538,019		210,000
Others		21,556	65,337	(90,392)
	Ps.	535,538	97,131	136,307

17.        Stockholders’ equity:

a)          Capital structure

At December 31, 2011 and 2010, paid-in capital stock was as follows:

	Number of	Par value
	Shares	2011		2010
Fixed capital shares without retirement rights	265,149,080	Ps.	167,730	167,730
Variable capital shares	270,280		173	173
Historical capital stock	265,419,360	Ps.	167,903	167,903
Restated capital stock		Ps.	1,123,764	1,123,764

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

Net income generated by the Company is subject to the legal provision that requires appropriating 5 percent of the Company’s income to a legal reserve until that reserve equals 20 percent of the Company’s capital stock. Equity in earnings of subsidiaries and associates is not considered for this purpose. Amounts from this reserve may not be distributed to the Company’s stockholders, except as stock dividends. At December 31, 2011 and 2010, the Company’s legal reserve amounted to Ps. 251,995 and Ps. 238,491, respectively, which is included in "retained earnings".

c)	Distribution of earnings and capital reductions

Any dividends distributed to stockholders must be paid out of the “Net taxable income account” (CUFIN-Spanish acronym). Any dividends paid out in excess of CUFIN are subject to a 42.9 percent tax rate payable by the Company and its subsidiaries. The resulting income tax may be offset against income tax due in the same year and the subsequent two years and/or IETU of the same period. At December 31, 2011 and 2010, the balance of CUFIN amounted to Ps. 4,325,797 and Ps. 3,990,781, respectively. Effective 2011, the balance of CUFIN was determined in a consolidated manner due to the Company again was approved by the Mexican tax authorities to determine its consolidated taxable income as discussed in Note 3 r). In 2010, the Company determined the balance of CUFIN individually for each entity due to the deconsolidation tax carried out in that year.

In April 2009, dividends were declared at the Company’s Stockholders’ Meeting in the amount of Ps. 170,000 to be paid out of retained earnings. Dividends paid did not exceed the consolidated CUFIN balance at that date. Therefore, no income tax was due.

The excess of capital reimbursement per share paid to stockholders over the balance of the "Restated contributed capital per share account" should be treated as a distributed dividend. The excess will be assessable as provided for in the Income Tax Law. The resulting income tax may be offset as referred to above. Effective 2011, the balance of CUCA is determined in a consolidated manner by considering the new tax approval referred to above.

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

e)	Noncontrolling interest

Noncontrolling interest reflects the equity of third-party shareholders in capital and earnings (losses) of consolidated subsidiaries.

18.         Tax system:

a)	Income tax due

i)           The Company and its Mexican subsidiaries pay income tax or IETU, the higher, in accordance with the currently enacted tax legislation. The annual income tax rate in jurisdictions in which the Group operates, is as shown below:

	2011	2010
Mexico	30%	30%
Brasil	34%	34%
Chile	20%	17%
Peru	30%	30%

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

iii)         Effective December 18, 2009, Management decided that some significant Mexican controlled entities were no longer included in tax consolidation. As a result of this deconsolidation, the Holding Company paid income tax in the amount of Ps. 188,768 which was subsequently credited in accordance with the Income Tax Law. Moreover, on June 25, 2010, Management filed an additional notice with the Mexican tax authorities that the Company was no longer going determine its consolidated taxable income along with the rest of its controlled entities for 2010. This way, those entities and the Holding Company met their tax obligations individually for that year. As a result of this new tax deconsolidation, the Company paid income tax in the amount of Ps. 132,629.

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

iv)         In 2005, the Company and its Mexican subsidiaries chose to deduct the cost of sales of the “base inventory” determined at December 31, 2004 for tax purposes. Therefore, those entities determined the “cumulative inventory” value which is treated as taxable income for tax purposes. At December 31, 2004, cumulative inventory amounted to Ps. 3,184,264. Its accumulation is annual, effective 2005 through fiscal year 2012. At December 31, 2011 and 2010, the cumulative inventory amount added to the taxable income amounted to Ps. 851,086 and Ps. 285,274, respectively.

v)          Income tax due is determined by taking into account the depreciation on the restated fixed assets value, annual inflationary adjustment on monetary items, benefit of tax loss carryforwards, and the cumulative inventory effect of the year.

vi)         In 2010 and 2009, the Government of Brazil approved certain tax amnesty that allows for: (i) paying debts on taxes on earnings and excise taxes in less strict conditions than those that normally apply; and (ii) offsetting tax loss carryforwards against taxes on earnings debts and excise taxes. During the years ended December 31, 2011 and 2010, the Company did not apply the tax amnesty program.

b)	Corporate Flat Tax Law (IETU-Spanish acronym)

The annual IETU tax rate for 2011 and 2010 is 17.5 percent, whereas for 2009 the tax rate is 17 percent.

The IETU Law does not recognize a regime for tax consolidation purposes. Accordingly, the Company and its Mexican subsidiaries should pay IETU individually. In terms of the Income Tax Law, each controlled entity may consider the amount of income tax that has been delivered to the Holding Company as its own income tax, which may be credited against IETU. At December 31, 2011, 2010 and 2009 some controlled entities generated IETU higher than income tax, therefore IETU was the annual tax due. In those years, annual IETU paid by the entities amounted to Ps.9,037, Ps. 13,517 and Ps. 19,826, respectively, which is included in income statement in “Provisions for income tax”. Payment of that tax is considered final.

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

Year incurred	Group (Except FASA and subsidiaries)		Farmacias Ahumada and subsidiaries	Expired Date
2002	Ps.	769		2012
2003		2,775		2013
2004		3,204		2014
2005		95,098	172,975	2015
2006		99,356	11,340	2016
2007		14,980	236,594	2017
2008		118,247	188,723	2018
2009		76,883		2019
2010		66,337		2020
2011		39,254		2021
	Ps.	516,903	609,632

At December 31, 2011, the tax losses incurred by the Brazilian subsidiaries amounted to Ps. 697,858. Those tax losses are not restated and can be applied for an undefined period without exceeding 30 percent of the taxable income for the year.

ii)        The negative IETU base generates a tax credit that results from applying the currently enacted IETU rate to that negative base. The resulting amount may be credited against IETU in the following ten fiscal years until it is exhausted. The negative base can be restated as explained in paragraph i) hereinabove. At December 31, 2011, the IETU negative base generated by some Mexican subsidiaries was as follows:

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

As a result of tax deconsolidation and the resulting payments of income taxes discussed in the paragraph a) in this same Note, the reversal process of tax benefits generated up to December 31, 2009 referred in the paragraph above, is no longer applicable to the Group.

Effective 2011, the Company again adopted the tax consolidation regime, therefore, the benefits that can be generated in tax consolidation will be reversed by considering the terms and percentages set forth in the Income Tax Law.

19.	Operating segments:

Effective January 1, 2011, the Group adopted MFRS B-5, “Financial information by segment” (MFRS B-5), which superseded Bulletin B-5 with the same name. That adoption had no impact on the Group’s consolidated financial statements.

Operating segments are the components of an entity geared toward production and sale of goods, as well as rendering services. The Group operates on a regional basis by considering the distribution segment and retail pharmacy segment. Each regional director supervises and is responsible for all the business activities in each unit. These activities refer to the distribution of pharmaceutical products, as well as health and beauty aids/other products, entertainment products, food/non-perishable products through its operating subsidiaries. The Group distributes these product lines through its distribution network, as well as retail pharmacies throughout Mexico, as well as Sao Paulo and Rio de Janeiro, Brazil and, effective 2010, Chile and Peru.

The regional director, who is one level below the chief financial officer and chief executive officer in the organizational structure, reports to such officers the operating results of the business unit. The Group’s management internally evaluates the results and performance of each business unit for decision-making purposes.

The main indicator used by Group’s management to evaluate the performance of each entity is operating EBITDA, which the Group defines as operating income plus depreciation, amortization and impairment loss. This indicator, which is presented in the selected financial information, is consistent with the information used by Group’s management for decision-making purposes. The accounting policies applied to determine the financial information by operating segment are consistent with those described in Note 3).

All significant transactions between related parties have been eliminated in the preparation of the information by operating segments. At December 31, 2011, 2010 and 2009 the information was as follows:

	2011				2010			2009
Item	Retail pharmacies		Distribution business	Total	Retail pharmacies	Business distribution	Total	Retail pharmacies	Distribution business	Total

Net sales	Ps.	20,647,625	25,920,601	46,568,226	5,536,910	28,303,844	33,840,754	3,224,313	26,567,344	29,791,657
Operating income		240,662	1,139,506	1,380,168	116,201	558,451	674,652	360,747	529,978	890,725
Depreciation, amortization and impairment loss		379,818	69,617	449,435	114,639	76,366	191,005	34,675	73,984	108,659
EBITDA		620,480	1,209,123	1,829,603	230,840	634,817	865,657	395,422	603,962	999,384

At December 31, 2011, and 2010, the selected information of balance sheet by eliminating intercompany balances was as follows:

	2011				2010
	Retailer pharmacies		Business distribution	Total	Retailer pharmacies	Business distribution	Total
Current assets	Ps.	6,121,812	13,277,579	19,399,391	5,954,685	12,739,508	18,694,193
Noncurrent assets		5,581,177	6,619,647	12,200,824	6,176,706	6,441,812	12,618,518
Total liabilities		10,318,474	14,763,411	25,081,885	9,770,292	14,459,571	24,229,863

20.	Contingencies and commitments:

a)          On February 12, 2007, the Group filed appeals for constitutional relief with the Mexican Federal Tax Court against the tax reform that binds taxpayers to determine asset tax by applying the 1.25 percent annual rate to the average value of net assets without reducing the value of debts contracted from the taxable base, effective January 1, 2007. In September 2011, the Mexican Federal Tax Court handed down a favorable ruling in favor of the Group.

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

In the Mexican tax authority’s opinion, the Company failed to perform the provision of aggregating the amount of tax losses discussed above to the taxable income, therefore, the tax authority determined a tax liability in the amount of Ps. 160,692 that included related charges amounting to Ps. 98,609, in September 2011. Subsequently, in December 2011, Management rejected the observations made by the tax authority and filed a motion for reconsideration. Management estimates that there are reasonable elements for obtaining a ruling favorable to the Company's interests, therefore, it considers that there is no present obligation that can be estimated and recorded in accordance with MFRS. Therefore, it is not possible to foresee or anticipate any result due to it is a litigation matter.

c)          Through official letters dated October 7, 2011 and April 20, 2012, the Mexican tax authorities notified Casa Saba and Drogueros had omitted accruing income for income tax purposes of fiscal 2005 in the amount of Ps.531,279 and Ps.59,204, respectively, for “cumulative inventory”.

In June and July 2012, Casa Saba and Drogueros filed a motion for reconsideration against the ruling issued by the tax authority in April 2012. At the date of the auditor´s report the final resolution is pending to be issued. Management estimates that there are reasonable elements for obtaining a ruling favorable to the Company's interests, therefore, it considers that there is no present obligation that can be estimated and recorded in accordance with MFRS.

d)          In February 2010, the Company filed an appeal for constitutional relief against the provisions that amend the consolidation regime, effective beginning January 1, 2010. In August 2010, the Mexican Federal Tax Court handed down a ruling in favor of the Company to not pay deferred income tax in fiscal years 1999 to 2009, as set forth in the reform mentioned. In November 2010, the tax authorities challenged the ruling. However, Management estimates that there is no contingency charged to the Company, as the provisions whose unconstitutionality was challenged were applied by the Company.

e)          In November 2011, the Company filed a notification of "claims on inaccuracies or misrepresentations of the representations and guarantees contained in the Promise Stock Purchase Agreement of Farmacias Ahumada, S.A.", with the sellers dated May 17, 2010. Accordingly, the Company requested an indemnification payment in the amount of USD $22,335 (Ps. 268,026, approximately). At the date of the auditors’ report, the resolution of these matters is in a preliminary stage and their conclusion might not be short-term.

In accordance with the contract, the sellers drew up certain representations regarding FASA in favor of the Company, which guaranteed the Company the effectiveness thereof, and assumed the obligation of indemnifying the damages caused as a result of any misrepresentation or inaccuracy in connection with certain representations and captions of the financial statements.

f)          In August 2011, FASA was notified of action brought against it by its competitor Cruz Verde, S.A., which claims presumed damages related to monopolistic practices. The figure claimed amounts to USD $23,000. The preliminary report of the external advisors engaged by FASA indicates that it is not very likely that there will be a negative effect on the Company’s consolidated financial statements.

g)          In January 2009, Farmacias Benavides filed a claim for a refund with the Mexican tax authorities of an income tax paid in excess in the amount of Ps. 15,000, derived from 2002 and 2003. In April 2010, the authority rejected that claim, therefore, the subsidiary filed a motion for reconsideration against that resolution, and it is waiting for a ruling to be handed down.

h)          Due to the sale of the stock of FASA Peru, the buyer may claim an indemnification for the possible inaccuracy in representations and/or nonperformance of the obligations assumed in an amount equal to higher than USD $500 without exceeding USD $10,000. The term for petitioning the indemnification expired on April 20, 2013. At the date of the auditors’ report, Management considers that there is no present obligation that can be estimated and recorded in accordance with MFRS.

On December 7, 2010, the Technical Ministry of the Commission of Free Competition notified Farmacias Peruanas, S.A. of the beginning of a proceeding for presumed monopolistic practices. Such proceedings are a normal occurrence in the industry in which the Company operates. The presumed violation amounted to USD $1,291, should the setting of prices be evidenced. The preliminary report of the external advisors engaged by FASA indicates that it is not very likely that there will be a negative effect on the Company's consolidated financial statements.

i)          Farmacias Peruanas, S.A. filed a lawsuit against a liquidation issued by the Peruvian tax authority (SUNAT) for a presumed difference in criterion for determining the tax base of 2001 and 2003 for $7,170,000 and $1,827,000 Peruvian Soles, respectively (Ps. 31,600 and Ps. 8,052, respectively). In November 2010, the Company disputed the rejection notified by the SUNAT. Management estimates that it is not very likely that there will be a negative effect on the Company's consolidated financial statements.

At December 31, 2011, and 2010, Management maintains a provision in the amount of Ps. 3,534 which, based on the opinion of its legal advisors, it considers that it is sufficient to cover a possible liquidation. However, Management has reasonable arguments to obtain a ruling handed down in its favor. At the date of the auditors’ report, the SUNAT had not handed down the final ruling.

j)          As part of the agreements related to the purchase of the stock of Drogasmil (now CSB Drogarias), the Company maintains a contingent liability that will be paid if certain events occur in the future. The liability recorded amounts to R$9,585 thousand, which is included in the caption "other long-term liabilities" in the consolidated balance sheet.

k)          The subsidiary Drogarias maintains a provision to cover possible labor and tax suits, classified as a likely loss risk, taking into account the opinion of its legal advisors. At December 31, 2011 and 2010, the liability recorded this item amounted to R$2,980,000 and R$1,619,000 respectively (Ps.22,052 and Ps. 12,013), which is included in the caption "other long-term payables".

l)          In accordance with Note 3 a) subparagraph ii) above, Drogarias concluded the valuation of certain contingencies that resulted in an additional entry booked of present obligations as of December 31, 2011, which refer to the different forms of remuneration to its management in Brasil, which have been suspended. For the valuation of the contingencies, Drogarias took into account the opinion of its legal advisors, as well as the subsequent discovery of existing events at December 31, 2011. As a result, the estimated liability of these contingencies amounts to R$12,794,000 (Ps. 95,593) at December 31, 2011, which is included in the caption “accrued long-term liabilities” in the consolidated balance sheet.

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

o)         In accordance with Mexican, Chilean and Brazilian tax legislation, the respective tax authorities can exercise their inspection powers in the normal course of the Group’s operations. In Mexico and Chile tax authorities have the power to review up to five years, whereas in Brasil is for six fiscal years. The Group can not foresee if the reviews discussed will give rise to future contingencies. However, they will be disclosed and/or recognized when they are known.

p)         At December 31, 2011 and 2010, the Group has operating lease commitments for locales leasing, as well as capitalized leasing for computer equipment and laboratory equipment, as follows:

	2011		2010
Commitments at one year	Ps.	961,319	Ps.	825,617
Between one and five years		3,478,399		2,891,543
More than five years		2,357,492		6,730,515
Operating lease		961,918		930,675
	Ps.	7,759,128	Ps.	11,378,350

21.	Migration from MFRS to International Financial Reporting Standards (IFRS):

The Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission or “CNBV”) required companies listed on the Mexican Stock Exchange to adopt IFRS, such as those issued by the International Accounting Standards Board (“IASB”), beginning January 1, 2012, which permits its early adoption. Therefore, the accompanying financial statements are the last financial statements under MFRS. The Group’s transition date is January 1, 2011 (the “transition date”). Moreover, the CINIF issued Interpretation MINIF 19, in order for companies to disclose the obligation and/or decision to adopt IFRS in the notes to the financial statements, the estimated date of adoption and the estimated effect on the financial statements.

In order to determine its opening IFRS statement of financial position at January 1, 2011, the Group will adjust the amounts previously reported in its financial statements prepared under MFRS, in conformity with IFRS 1, "First-time adoption of IFRS" (“IFRS 1”).

Management has concluded the quantification of the estimated differences between MFRS and IFRS. The information presented in this Note has been prepared in conformity with the IFRS that the Group considers that will be in effect or will be adopted early at December 31, 2012. The accounting policies selected by the Group might be modified as a result of changes in the economic environment or in trends in the industry that are observable, subsequent to the issue of these consolidated financial statements. Accordingly, the information disclosed in this Note is subject to changes.

1)	Mandatory exemptions

IFRS 1 prohibits the retroactive application of some aspects of other IFRS, except for the following:

a)	Estimates

The estimates conducted by the Group under IFRS 1 as of the transition date should be consistent with the estimates previously recorded under MFRS at the same date, at least there is objective proof that these estimates were erroneous.

b)	Derecognition of financial assets and financial liabilities

On the transition date, the Group might apply the derecognition requirements of IAS 39. “Financial instruments: recognition and measurement” (IAS 39) retroactively from a date chosen by the entity provided that the information for applying IAS 39 to financial assets and financial liabilities derecognized as the result of past transactions has been obtained at the time when these transactions are recognized initially.

c)	Hedge accounting

On the transition date, the Group estimated the fair value of derivative financial instruments as required by IAS 39, which is consistent with MFRS.

d)	Non-controlling interests

The Group applied the requirements in accordance with IAS 27 (amended). “Consolidated and separate financial statements”, related to the non-controlling interests prospectively, as of the transition date. Consequently, the Group will not adopt the retroactive application required by IFRS 3, in conformity with this exception.

Adoption of the exceptions discussed above had no impact on the consolidated financial statements of the Group.

2)	Optional exceptions

a)	Property, plant and equipment

IFRS 1 allows for measuring an item of property, plant and equipment, as well as certain intangible assets: (i) for their fair value and using this value as the deemed cost; or (ii) using a revaluation under previous generally accepted accounting principles (“previous GAAP”) of an item of property, plant and equipment at the transition date or prior thereto, as an deemed cost at the revaluation date if this was at that date substantially comparable: (a) at fair value; or (b) at cost or cost depreciated under IFRS adjusted to reflect changes in a general or specific price index. At the transition date, the Group will adopt the following criteria:

•	For real property, the Group uses a revaluation under previous GAAP at transition date as deemed cost;
•	for minor property and equipment and certain intangibles, the Group uses their values restated in accordance with previous GAAP at a date prior to the transition as an deemed cost.
•	for indefinite-lived intangible assets (trademarks), the Group uses the fair value related to the acquisition of FASA, which was completed in October 2010.

As a result of the issue discussed above, beginning January 1, 2011, the Group will recognize a valuation effect that will increase the net carrying value of its property, plant and equipment in the amount approximating Ps.747,611, which will be recorded against retained earnings in the opening balance sheet under IFRS. Subsequent to the transition date, the Group will adopt the policy of the cost or depreciated cost for its property, plant and equipment, in accordance with IFRS.

b)	Employee benefits

At the transition date, the Group will apply IAS 19, “Employee benefits” (revised), which eliminates the use of the "corridor method” that trends to defer actuarial gains and losses, and it is required to be recorded in other items of comprehensive income. Therefore, the Group will recognize actuarial gains and losses existing at the date of transition against the opening balance of retained earnings. As a result, accumulated net actuarial loss carryforwards at January 1, 2011 under MFRS in the amount of Ps.69,660, will be recognized by increasing the liability of employee benefits against retained earnings of the opening balance sheet under IFRS. In addition, as of the transition date, the Group will recognize the effect of all actuarial gains and losses in "other comprehensive income" in the period in which they are accrued.

Moreover, for MFRS D-3 purposes, a severance provision and the related expenditure must be recognized as the Group intends to: (i) terminate the employment relationship before the retirement date, or (ii) pay benefits as a result of an offer to encourage a voluntary termination. For IFRS, this provision is recorded under IAS 19 (revised), when the Group has demonstrated commitment to end the employment relationship or a bid to encourage voluntary retirement. Therefore, a formal plan is required that describes the characteristics of the termination of employment. At the transition date, the Group had not a formal plan.

c)	Accumulated translation differences

IFRS 1 allows for writing off all accumulated losses and gains in the translation and consolidation of the financial statements of foreign subsidiaries and investments abroad recorded under the equity method that were generated under MFRS. This exception allows for not determining the effect for translation under IAS 21, "Effects of changes in foreign currency exchange rates" (IAS 21), from the date on which the subsidiary or the investment accounted for by the equity method were incorporated or acquired. Consequently, at the transition date, the Group will reverse the accumulated effect of translation gains or losses generated under MFRS. That is, the Group will transfer the balance of the "Accumulated translation effect" against the opening balance of retained earnings as of the transition date in the amount of Ps.140,895. This reclassification would not affect the balance of stockholders’ equity. Effective January 1, 2011, the Group will determine the translation effect prospectively according to IAS 21.

d)	Investments in subsidiaries, jointly controlled entities and associates

IFRS 1 allows for valuing these investments as of the transition date as indicated below, provided that the entity selects the “cost model” instead of fair value for valuing those investments in their separate financial statements:

•	at cost, determined in accordance with IAS 27, "Consolidated and individual financial statements"; or
•	at the deemed cost that can be: (i) fair value under IAS 39, "Financial Instruments: Recognition and Measurement" as of the transition date in the individual financial statements of the entity; or (ii) carrying value on that date under previous GAAP.

At the transition date, the Group will recognize its investments in subsidiaries and associates in its individual financial statements at their carrying value under previous GAAP. Subsequently, the Group will adopt the policy of recognizing its investments in subsidiaries, joint ventures, and associates in its individual financial statements at cost.

e)	Assets and liabilities of subsidiaries, jointly controlled entities and associates

IFRS 1 allows that if a holding company becomes a first-time adopter later than its subsidiary, in its consolidated financial statement, the holding company should measure the assets and liabilities of the subsidiary on the date of transition at the same carrying values as in the IFRS financial statements of the subsidiary, after consolidation adjustments, equity method adjustments and for the effects of the business combination.

Pursuant to the foregoing, the Group will value the assets and liabilities of its subsidiaries in Brasil and Chile which adopted IFRS before the holding company did at the carrying values that those subsidiaries have in the financial statements under IFRS, after the adjustments discussed above.

f)	Business combinations

IFRS 1 allows IFRS 3, "Business combinations" (IFRS 3) to be applied prospectively, as of the transition date or from a specific date prior to the transition date.

The Group will apply IFRS 3 prospectively to business combinations that occur as of the transition date. Therefore, the business combinations agreed upon prior to the transition date will not be reestablished. That is, the Group: (i) will keep the same classification, as an acquisition by the legal acquirer, as in its previous GAAP, and (ii) it will recognize all its assets and liabilities at the date of transition to IFRS that were acquired or assumed in a past business combination. As a result, the goodwill balance determined in accordance with previous GAAP at the transition date was not affected by the migration. Consequently, the carrying amount of the assets acquired and liabilities assumed in the business combination will be their deemed cost, in accordance with IFRS on that date.

g)	Tax criteria

Under MFRS, the tax effect related to the adoption of a tax criterion is determined in accordance with a model of accumulated likelihoods. Therefore, an entity is not required to record a tax liability, unless a disbursement of economic resources is likely or when the obligation can be estimated reasonably.

For IFRS, that effect is recognized under the confidence level that a tax position acquires or expects to acquire. Therefore, the tax effect of an adopted position should be recognized only if it meets the "more likely than not" standard limit to be admitted based on its technical merits (laws, regulations, rules, etc.) at the transition date. Toward this end, the Group assumes that the tax authorities will examine and they will have all the relevant information for each tax position adopted by the Group. If a tax position is not considered as "more likely than not", no benefit of the position will be recognized in the financial statements.

As a result of the above, in the quantification and recognition of the effects associated with uncertain tax criteria between MFRS and IFRS, in the consolidated opening balance sheet of the Group under IFRS as of January 1, 2011, the Group decided to increase the provision for taxes payable for uncertain tax criteria in the amount of Ps.94,330 against the balance of retained earnings by considering an invitation issued by the Mexican tax authorities to file an amended tax return for fiscal year 2005 (Note 20 b) and c)).

h)	Deferred taxes

The deferred income tax effect of the adjustments required for the transition to IFRS resulted in an increase in the deferred income tax liability recognized under MFRS approximating Ps.162,353, against retained earnings in the opening balance sheet under IFRS as of January 1, 2011.

i)	Retained earnings

All the adjustments arising from the Company’s translation to IFRS as of the transition date were recorded in retained earnings. The effects of the foregoing are as follow:

	MFRS		IFRS transition effect	Preliminary IFRS

Current assets	Ps.	18,694,193		18,694,193
Non-current assets		12,618,518	671,103	13,289,621
Total assets		31,312,711	671,103	31,983,814

Current liabilities		21,665,903		21,665,903
Non-current liabilities		2,563,960	249,835	2,813,795
Total liabilities		24,229,863	249,835	24,479,698
Total equity	Ps.	7,082,848	421,268	7,504,116

The above IFRS figures should be construed as “preliminary IFRS” as the Group will be adopting the same accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its first IFRS financial statements. The accounting policies defined by the Group will comply with each IFRS effective at the end of its first IFRS reporting period, with certain exception as described to above. The information presented above, does not intend to comply with IFRS as only one set of financial statements comprising the balance sheet, comprehensive income statement, statement of changes in equity and cash flow, along with comparative information and explanatory notes can provide a fair presentation of the financial statements taken as a whole. Not all such information is presented above.

22.	Differences between MFRS and U.S. GAAP:

Basis of presentation under U.S. GAAP

The Group’s consolidated financial statements are prepared based on MFRS, which differ in certain material respects from generally accepted accounting principles applicable in the United States (“U.S. GAAP”). The term “SFAS” as used herein refers to U.S. Statements of Financial Accounting Standards. In addition, the term “FASB” refers to the U.S. Financial Accounting Standards Board.

On July 1, 2009, the FASB changed the manner in which accounting standards were organized by the implementation of the FASB Accounting Standards Codification (“ASC”). Therefore, ASC 105, “Generally Accepted Accounting Principles” (“ASC 105”) was issued. Effective that date, ASC 105 is the single official source of authoritative nongovernmental U.S. GAAP, except for Securities and Exchange Commission rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. The Group adopted the provisions of the standard on September 30, 2009, which did not have a material impact on its audited consolidated financial statements.

a)	Impact of inflation

As discussed in Note 3 e) above, through December 31, 2007, the last date on which the Group operated in an inflationary economic environment, the inflation impact was recognized in accordance with Mexican Bulletin B-10, “Recognition of the impact of inflation on the financial information (Integrated document)” (“Bulletin B-10”), regardless of the level of inflation. The inflation adjustments effect previously recognized is maintained in the financial statements, in accordance with MFRS B-10, which superseded Bulletin B-10. MFRS B-10 requires that the restated amounts of nonmonetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. Therefore, those carrying amounts affected the net income of 2011, 2010, and 2009. For instance, depreciation expense is based on carrying amounts of fixed assets that include inflation adjustments.

Effective January 1, 2008, the Group adopted MFRS B-10 which sets forth the financial statements that recognize the inflation impact are those relative to an entity whose functional currency applies to a country in which there is an inflationary economic environment (inflation equal to or higher than 26 percent accumulated in the three annual prior years). Therefore, the Group has not recognized the impact of inflation for the years ended December 31, 2011, 2010, and 2009 due to the non-inflationary economic environment existing in the countries where the Group operates.

The reconciliation of the reported net income and stockholders’ equity from MFRS to U.S. GAAP does not include the reversal of inflation accounting adjustments as of and for the years ended December 31, 2011, 2010 and 2009 as permitted by the Form 20-F of the Securities and Exchange Commission of the United States of America. Nevertheless, the inflationary effect of economic environment that is inflationary under MFRS but not hyperinflationary under US GAAP which arises as of 2008 and henceforth represents a difference that should be reconciled for U.S. GAAP purposes.

Other than inflation accounting, the principal differences between MFRS and U.S. GAAP that affect the Group’s consolidated financial statements are described below along with an explanation, where appropriate, of the method used to determine the adjustments between MFRS and U.S. GAAP.

b)	Statement of cash flows

At December 31, 2011, 2010, and 2009, the statements of cash flows prepared under the indirect method in a non-inflationary economic environment, presents cash inflows and outflows of the period which do not include the impact of inflation of the period, and therefore, the amounts of statements of cash flows are presented in nominal Mexican pesos. Accordingly, the statements of cash flows prepared in accordance with MFRS presents substantially the same information as required under U.S. GAAP as interpreted by ASC 230. “Statement of Cash Flows”, except for the recognition in operating, financing and investing activities of the U.S. GAAP adjustments which are not material. Therefore, the Group considers that no reconciliation is needed.

For MFRS, Should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation not recognized in the periods in which the economic environment was non-inflationary. Accordingly, the statements of cash flows will recognize its appropriate presentation when the financial statements are restated to constant Mexican pesos. Under ASC 230, a statement of cash flows presents only cash movement and excludes non-cash items. This standard does not provide guidance on inflation-adjusted statements of cash flows.

c)	Deferred income tax

i)          Mexican tax legislation requires the IETU Law co-exists with the Income Tax Law for determining the taxes on earnings for the period. Therefore, the Mexican entities pay Income Tax or IETU, whichever is higher. Accordingly, the Group recognizes deferred taxes on earnings based on the tax regime that is expected to prevail in the future. At December 31, 2011, Management determined that income tax will be the tax on earnings that will be paid by in the short and medium-term, instead of IETU. Accordingly, the companies accounted for the deferred income tax effect, in accordance with MFRS D-4, “Taxes on earnings” and its related MIFRS-8, “Effect of Corporate Flat Tax”.

The Group determines the deferred income tax effect under MFRS similarly to U.S. GAAP by using the “asset and liability method”, by applying tax laws and income tax rates which are enacted or substantially enacted at the closing date of the financial statements to the total temporary differences, including tax loss carryforwards and tax credits.

Nevertheless the foregoing, there are specific differences as compared to the calculation under ASC 740. “Accounting for Income Taxes”, as follows: (a) under MFRS, inflation effect on the balance of deferred taxes generated by monetary items are recognized in the income statement as part of the monetary position result when entities operate in an inflationary economic environment. Under U.S. GAAP, the deferred taxes balance is classified as a nonmonetary item; (b) should the economic environment change to inflationary, the Group will retrospectively recognize the impact of inflation on the deferred income tax not recognized in the periods in which the economic environment was non-inflationary; and (c) the effects of deferred income tax on the reconciling items between MFRS and U.S. GAAP.

ii)          Under MFRS, the deferred income tax assets and/or liabilities are classified as a non-current item, regardless of the term in which temporary differences are expected to be reversed and materialized. Under US GAAP, deferred tax assets and/or liabilities should be classified as short-term or long-term items depending on the nature of the line item that gives rise to such deferred tax assets and liabilities. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including the deferred income tax asset related to tax loss carryforwards, is classified in accordance to its expected reversal date. At December 31, 2011 and 2010, the deferred income tax effect under MFRS and US GAAP was classified as follows:

	Constant Mexican pesos
	Mexican GAAP			U.S. GAAP
	2011		2010	2011	2010

Current	Ps.			(298,055)	(217,876)
Noncurrent		(393,277)	(76,508)	(95,222)	141,368
	Ps.	(393,277)	(76,508)	(393,277)	(76,508)

The effect of deferred income tax on the reconciling items between MFRS and U.S. GAAP (basically the funded status), for 2011 and 2010 amounted to Ps. 36,425 and Ps. 33,887, respectively, as a noncurrent deferred income tax asset for U.S. GAAP purposes.

Under U.S. GAAP, for a particular tax-paying component and within a particular tax jurisdiction all current and noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

At December 31, 2011, the deferred income tax asset consisted of Mexican deferred income tax asset in the amount of Ps. (86,350) and Chilean deferred income tax asset in the amount of Ps. (306,927). At December 31, 2010, the net amount of deferred income tax asset consisted of Mexican income tax liability in the amount of Ps.213,692 and Chilean income tax asset in the amount of Ps. (290,200).

iii)        Effective January 1, 2010, the Mexican tax authorities approved the tax consolidation regime change which required for determining at December 31, 2009 annual income tax as if tax consolidation rules had not existed since 1999 and henceforth by applying the provisions discussed in Note 18 d) subparagraph ii). Under MFRS, based on Interpretation 18, “Recognition of the effects of the tax reform of 2010 on taxes on earnings”, this change was recognized against retained earnings in the amount of Ps. 133,619. Under US GAAP a change in tax status that results from a change in tax law is recognized on the enactment date. Consequently, the effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations. Therefore a reconciliation line item is shown in Note 23).

d)	Accounting for uncertainty in income taxes

Under MFRS, there are no specific guidelines for recording uncertain tax positions. Therefore, the Group is not required to record an income tax liability unless the Group expects that a cash disbursement is probable and quantifiable. For U.S. GAAP, the Group adopted ASC 740. “Accounting for Uncertainty in Income Taxes” effective January 1, 2007 (“ASC 7402). This standard defines the confidence level that a tax position has taken or is expected to be taken in a tax return to be recognized in the financial statements. The evaluation is a two-step process: recognition and measurement of a tax position. The tax effect of a position must be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits (legislation and statutes, legislative intent, regulations, rulings, and case law) at the reporting date. For this assessment, the Group assumes that the tax authorities will examine and have full knowledge of all relevant information for each position.

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

At December 31, 2011, 2010 and 2009, Management determined that there is no any reconciling item between MFRS and U.S. GAAP related to uncertain tax position.

e)	Deferred employee profit sharing

The Companies established in Mexico are obligated to pay profit sharing to its employees. Profit sharing is calculated by applying a 10 percent annual rate to taxable income determined for each Group’s subsidiary as provided for in the Income Tax Law. Deferred employee profit sharing is determined by applying the “asset and liability method”. Employee profit sharing is classified as an operating expense for U.S. GAAP purposes, whereas for MFRS is classified in “other expenses, net”. At December 31, 2011 and 2010, the amount of deferred employee profit sharing asset was not material, and its effect is included with a related valuation allowance, in accordance with MFRS and U.S. GAAP.

f)	Employee benefits

i)           Effective January 1, 2008, the Group adopted MFRS D-3, “Employee Benefits” (MFRS D-3). For this purpose, the balance of unrecognized net transition obligation, unrecognized prior service cost, and net gain/loss accrued through December 31, 2007, should be amortized in income over a maximum period of five years, while the new actuarial results generated after the adoption of MFRS D-3 are amortized normally over the employees’ estimated active service lives and following the “corridor method” for net gain/loss accrued purpose. At December 31, 2011, 2010, and 2009, the effect of these differences was no material.

ii)          The adoption of MFRS B-10 requires the application of real rates for actuarial calculations for entities that operate in inflationary economic environments and nominal rates for those that operate in non-inflationary economic environments. The Group uses those same criteria under U.S. GAAP. Nevertheless, the economic environment effect that is inflationary under MFRS, but not hyperinflationary under US GAAP arising as of 2008 and henceforth represents a difference that should be reconciled for U.S. GAAP purposes.

iii)        For U.S. GAAP, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (ASC 715, “Compensation-Retirement Benefits”) requires employers to recognize the funded status of their defined benefit pension and other postretirement plans on their balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. Accordingly, Under U.S. GAAP the Company is required to fully recognize as an asset or liability for the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans.

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

Goodwill recognized under MFRS has been adjusted for U.S. GAAP purposes because beginning January 1, 2002, goodwill is not amortized under U.S. GAAP, while under MFRS goodwill was amortized until December 31, 2004. Therefore a reconciliation line item is shown in Note 23).

In addition, under U.S. GAAP, the Group assesses goodwill and indefinite-lived intangible assets for impairment annually unless events occur that require more frequent reviews. Discounted cash flows analyses considering the use of market considerations are applied to assess the possible impairment of goodwill and indefinite life intangible assets. If an assessment indicates impairment, the impaired asset is written down to its fair value based on the best information available. Considerable judgment is necessary to estimate discounted future cash flows. Assumptions used for cash flows are consistent with internal forecasts and industry practices. In addition, the growth and discount rates in determining its projected future cash flows are used by the Group. All these provisions are virtually identical to MFRS and U.S. GAAP. Differences in other factors explained below led to different impairment loss or impairment testing results between MFRS and U.S. GAAP.

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

The procedures referred to above, in addition to differences in the determination of the “value in use” by applying the “perpetuity value” under MFRS as compared to U.S. GAAP, as well as differences in the reporting units´ carrying amounts between MFRS and U.S. GAAP, generate, when applicable, different amounts of impairment losses. In addition, under U.S. GAAP subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed, while MFRS allows the reversal of the recognition of impairment under certain circumstances. Moreover, impairment loss under U.S. GAAP is included in operating income. Under MFRS, this item is part of “Other expenses, net”.

Based on the results of goodwill impairment testing at December 31, 2009 under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting unit in Brasil in the amount of Ps.109,000 which differs from impairment loss under MFRS due to referred to above. Under MFRS, goodwill impairment loss was determined in the amount of Ps. 210,000. Therefore a reconciliation line item is shown in Note 23).

During the last 2010 quarter, based on the results of the goodwill and indefinite-lived intangible assets testing for impairment, the Group determined the fair value of a reporting unit exceeds its carrying amount of goodwill and indefinite-lived intangible assets, under U.S. GAAP and MFRS.

During 2011, under U.S. GAAP, the Group recorded an estimated impairment loss in connection with its reporting units in Drogueros, Citem and CS Brasil in the amount of Ps. 46,210, Ps. 8,289, Ps. 473,835, respectively. This estimate differs from impairment loss under MFRS due to the factors referred to above. Under MFRS, goodwill impairment loss was determined in the amount of Ps. 78,425, Ps. 56,456, and Ps. 403,138 respectively. Therefore a reconciliation line item is shown in Note 23).

h)	Other classification differences

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. A description of these different classifications is as follows:

Under MFRS, several unusual or non-recurring transactions, such as restructuring costs (severance payments), gain or losses on the disposal of fixed assets, as well as financial expenses from labor liabilities and employee profit sharing are include in “Other expenses, net”. Under U.S. GAAP these items are recorded in operating expenses. At December 31, 2011, 2010 and 2009, the effect of these unusual or non-recurring transactions was not material.

At December 31, 2011, the amount of long-lived assets classified as held for sale for Ps. 29,341, was classified as “other current assets” under MFRS, whereas under U.S. GAAP such amount is presented separately in the statement of financial position.

23.	Reconciliation from MFRS to U.S. GAAP:

Net income and stockholder’s equity, adjusted to take into account the significant differences between MFRS and U.S. GAAP, except for the comprehensive effect of price-level changes as required by MFRS, were as follows:

	Thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($),
	except per share
							Convenience
	Year						translation
	2011		2010		2009		2011
NET INCOME:

Controlling interest net (loss) income under MFRS	Ps.	(516,798)		276,934		280,278	$(36,970)
Additional employee retirement liability (Note 22.f)		(5,925)		(22,339)		412	(424)
Unrecognized net transition obligation (Note 22.f)				(5,887)		(1,489)
Impairment loss (Note 22.g)		9,685				101,000	693
A change in the tax status of the Group (Note 22.c)						(133,619)
		3,760		(28,226)		(33,696)	269
Controlling interest net (loss) Income (loss) under U.S. GAAP	Ps.	(513,038)		248,708		246,582	$(36,701)

Noncontrolling interest net income (loss) under U.S. GAAP	Ps.	4,346		(6,864)			$311
Weighted average common shares outstanding (thousands)		265,419		265,419		265,419

Basic and diluted (loss) earnings per share under U.S. GAAP	Ps.	(1.93)	Ps.	0.94	Ps.	0.93

STOCKHOLDERS’ EQUITY:				Convenience translation
	2011		2010	2011
Stockholders’ equity under MFRS	Ps.	6,518,330	7,082,848	$466,304
Additional employee retirement liability		(84,992)	(79,067)	(6,080)
Amortization and impairment of goodwill		137,613	127,928	9,845
		52,621	48,861	3,765
Stockholders’ equity under U.S. GAAP	Ps.	6,570,951	7,131,709	$470,069
Noncontrolling interest	Ps.	155,741	151,395	$11,141
Stockholders’ equity under U.S. GAAP

Changes in stockholders’ equity under U.S. GAAP:				Convenience
				Translation
	2011		2010	2011
Stockholders’ equity under U.S. GAAP at beginning of the year	Ps.	7,131,709	6,728,296	$510,184
Comprehensive (loss) income under U.S. GAAP		(560,758)	403,413	(40,115)
Stockholders’ equity under U.S. GAAP at year end	Ps.	6,570,951	7,131,709	$470,069

Comprehensive income under U.S. GAAP:				Convenience
				translation
	2011		2010	2011
Controlling interest net (loss) income under U.S. GAAP	Ps.	(513,038)	248,708	$(36,701)
Accumulated effect on translation		(52,066)	3,310	(3,725)
Noncontrolling interest		4,346	151,395	311
Comprehensive (loss) income	Ps.	(560,758)	403,413	$(40,115)

24.	Supplementary U.S. GAAP disclosures:

a)	Financial instruments with off-balance-sheet risk

Under ASC 825, "Disclosure of information about financial instruments with off-balance sheet risk and financial instruments with concentrations of credit risk”, the Group sells its products mainly to distributors including supermarket chains, pharmacies and retail customers throughout Mexico, as well as Rio de Janeiro and Sao Paulo in Brasil, and effective October 2010, Chile and Peru. No single customer accounted for a significant amount of the Group’s sales in fiscal 2011, 2010 and 2009, and there were no significant accounts receivable from a single customer for the same years. Moreover, there is no significant concentration of a specific supplier relating to the purchase of inventories.

The Group currently does not have any off-balance sheet arrangements that has or is reasonably likely to have a current or future material effect on the financial statements, changes in liquidity, capital expenditures or capital resources that are material to investors.

b)	Accounts receivable

The Group’s accounts receivable is due from companies in the pharmaceutical products activities. Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required. Accounts receivable are due within a 60-120 day term and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment term are considered past due. The Group determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole. The Group writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to income.

c)	Business combinations

ASC 805, “Business Combinations and Reorganizations” (ASC 805) sets forth guidelines to accounting for the acquisition of business by using the “purchase method”. This guidance requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree.

The measurement requirements results in the recognition of the amount of acquisition-date goodwill, which includes amounts attributable to noncontrolling interests. Neither the direct costs incurred nor the costs the acquirer expects to incur under a plan to restructure an acquired business are included as part of the business combination accounting. Those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

ASC 805 changes the accounting for contingent consideration in process research and development, contingencies, and restructuring costs. In addition, changes in deferred income tax asset valuation allowance and acquired income tax uncertainties in a business combination that occur after the measurement period will impact income taxes. At December 31, 2011, 2010 and 2009, Management determined that there is no any reconciling item between MFRS and U.S. GAAP related to the accounting changes referred to above.

MFRS B-7, “Business acquisitions” (FRS B-7), effective January 1, 2009, is virtually identical to U.S. GAAP under ASC 805.

d)	Income taxes effect in a business combination

The Group records all changes to a valuation allowance for acquired deferred income tax assets or the effect of changes in an acquired tax position that occur after the acquisition date by initially reducing the related goodwill to zero, next by reducing other noncurrent intangible assets related to the acquisition to zero, and lastly by affecting income tax expense. However, ASC 805, “Business Combinations and Reorganizations” amends ASC 740, “Income Taxes” to require the Company to recognize changes to the valuation allowance for an acquired deferred income tax asset or the effect of changes in an acquired tax position as adjustments to income tax expense or contributed capital, as appropriate, and not as adjustments to goodwill. This accounting is required effective January 1, 2009 for the Group and applies to valuation allowances and tax positions related to all acquisitions. At December 31, 2011 and 2010, the Group does not have a valuation allowance related to deferred tax assets acquired in the business combination.

e)	Variable interest entities

Under U.S. GAAP, the Group applies ASC 810, “Consolidation” (formerly Interpretation 46R, “Consolidation of Variable Interest Entities, an interpretation”) (ASC 810). The interpretation addresses the consolidation of variable interest entities (VIE) which have one or more of the following characteristics: (i) entities in which the equity investment at risk is not sufficient to finance their operations without requiring additional financing support provided by any parties, including the equity holders; and (ii) the equity investors lack one or more of the following attributes: a) the ability to make decisions about the entity’s activities through voting or similar rights, b) the obligation to absorb the expected losses of the entity, and c) the right to receive the expected residual returns of the entity.

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

f)	Quantitative and qualitative disclosures about market risk

The Group is subject to market risks due to interest rate fluctuations that prevail in Mexico, Brasil and Chile. Those fluctuations impact the long-term debt incurred from loans obtained from Chilean and Mexican banks, as well as marketable bonds incurred by the Group. In addition, the Group obtained various secured and unsecured loans for financing its operations and acquiring the shares of the capital stock of FASA.

The Group manages its interest rate risks by considering the available financing rates in the market. In addition, the Group had entered into cash flows hedges contracts (Dollar / Peso Forwards). The Group agreed upon these transactions to look for a future U.S. dollar purchase price on different dates, and to be able to meet its U.S. dollar denominated commitments. Management estimates that the changes in cash flows of these instruments maintain high effectiveness in offsetting the changes in cash flows of the primary position, both at the beginning and throughout the relationship of the designated hedge. The Group does not carry out derivative instruments trading.

g)	Fair value measurements

ASC 820, “Fair Value Measurements and disclosures” (ASC 820) redefines the concept of fair value and establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. This guidance does not eliminate practicability exceptions that exist in accounting pronouncements amended by this guidance when measuring fair value.

Under MFRS, in addition to certain investments in trading securities which are recorded at their quoted market prices, the Group recognizes its derivative financial instruments at their estimated fair value. Under U.S. GAAP, the fair value is an “Exit Value,” which is the price that would be received to sell an asset or pay a liability in an orderly transaction between market participants at the measurement date. Under MFRS, fair value is equivalent a settlement amount at the balance sheet date while the Exit Value under U.S. GAAP considers the counterparty’s credit risk in the valuation.

The concept of Exit Value works under the premise that there is a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows: (1) unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; (2) inputs that are observable, either directly or indirectly, but do not qualify as level (1) inputs and (3) prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

h)	Effective date of ASC 820

ASC 820-10-50 sets forth a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

• Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table shows the fair value of our financial assets and financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2011 and 2010, which are classified as cash and cash equivalente, other current assets, other current liabilities, and other non-currant liabilities in our consolidated balance sheets. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

	2011		2010
	Level 1		Level 1

Derivative financial instrument (asset)	Ps.	5,666	4,388
Derivative financial instrument (liability)		4,258	12,709
Trust assets of labor obligation		80,119	96,323

On January 1, 2009, the Group adopted ASC Topic 820, for fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. Examples of items within the scope of ASC 820 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under the accounting for the impairment or disposal of long lived assets.

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the years ended December 31, 2011 and 2010. These non-financial assets, which included the goodwill and trademarks associated with FASA’s reporting unit, were required to be measured at fair value in connection with the annual impairment test we performed on our goodwill in the fouth quarter of 2011 and 2010 (see Note 10 – Goodwill, intangible assets and deferred charges). For that purpose, the Group considerd the level 3 of the fair value hieratchy.

	2011		2010
	Level 3	Loss	Level 3	Loss
Goodwill	3,357,880	528,334	3,925,165	-
Commercial trademarks	3,800,072	-	3,780,503	-

i)	Noncontrolling interests

On January 1, 2009, the Group adopted ASC 810, “Noncontrolling Interests in Consolidated Financial Statements”. ASC 810 changes the accounting for, and the financial statement presentation of, noncontrolling equity interests in a consolidated subsidiary. The new standard defines a new term—noncontrolling interests—to replace what were previously called “minority interest”. ASC 810 establishes non-controlling interests as a separate component within the equity of a consolidated entity. Also, ASC 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. The Groups’s adoption of this provision did not have an impact on its consolidated financial position and results of operation.

j)	Employers Disclosures about Postretirement Benefit Plan Assets

On January 1, 2010, the Group adopted ASC 715, “Compensation-Retirement, 20”, “Defined Benefits Plans- General, 50”. This standard provides additional guidance regarding employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. The adoption of this interpretation increases the disclosures in the Group’s consolidated financial statements.

k)	Recently Issued Accounting Pronouncements

•          On January 1, 2010, the Group adopted the Accounting Standard Update (ASU) 2009 16, “Transfers and Servicing (ASC 860: Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140))”.

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

•          In June 2009, ASC 810, “Consolidation”, was issued. ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. The Group’s adoption of this provision had not an impact on its consolidated financial position and results of operation.

•           In October 2009, ASU 2009-13, “Multiple-Deliverable Revenue Arrangements” was issued by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence and Third Party Evidence for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Adoption of this provision did not have an impact on the consolidated financial position and results of operation.

•           In February 2010, the FASB issued ASU 2010-09, “Subsequent Events, Amendments to Certain Recognition and Disclosure Requirements”. This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, and removes the requirement that public companies disclose the dates of their financial statements in both issued and revised financial statements. According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP.

U.S. GAAP

There are no significant new accounting pronouncements effective in year 2011 impacting the Group.

New ASU applicable to the Company are as follows:

•           ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” issued in June 2011 (ASU 2011-05)

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

ASU 2011-05 should be applied retrospectively. For public entities is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Group's financial statements.

•           ASU 2011-08 “Intangible-Goodwill and Other (Topic 350): Testing Goodwill for Impairment (ASU 2011-08)

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

ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. Management is in the process of evaluating the impact that adopting ASU 2011-15 will have on the Group's financial statements.

25.	Subsequent events:

The subsequent events that took place between the original issue date of the financial statements and the date of their reissue are described below:

a)          On January 25 and February 2, 2012, the Company applied for (the “Petition for Consent”) and obtained the consent of its bank creditors to carry out the following corporate acts, among others, which were refined on February 16, 2012:

•	Incorporate a new legal entity (The “Subholding).
•	Sale of various real properties among the Group’s subsidiaries in the amount of Ps. 147,776.

•	The endorsement of the shares sold to the Subholding in order for them to continue to form part of the trust assets created in accordance with the “Trust Deed Agreement”.
•	The extinction of certain debts in favor of the Company by issuing and delivering shares of Publicaciones Citem. These shares were endorsed to the trustee in order for them to form part of the trust deed referred to above.
•	The Company declared dividends payable in cash or in kind (through the endorsement of shares of the Subholding) in the amount of Ps. 13,000.
•	The Subholding is a joint and several obligor in accordance with the “Credit Agreement”.
•	All the legal acts of the "Petition for Consent" were carried out in the six months subsequent to the date of authorization of that petition.
•	As a result of the sale of FASA Peru (Note 1 c), the Company made the partial prepayment set forth in the Credit Agreement on April 30, 2012. The prepayment amounted to Ps. 656,497.

Considering the “Credit Opening Agreement”, the “Amending Agreement”, as well as the “Petition for Consent”, and the Second Amending Agreement, the Company and its subsidiaries complied with the financial covenants of its credit agreement.

a)	Amending Agreement with creditor banks-

On August 28, 2012, the Company agreed upon the “Second Amending Agreement to the Credit Opening Agreement” ("Second Amending Agreement") with the creditor banks Banorte and HSBC Mexico. That amending agreement amends the agreements adopted in the original agreement dated August 30, 2010, as well as the first amending agreement dated August 10, 2011 (Note 12, paragraph i).

At the date of the Second Amending Agreement, the amount of the credit was summarized as follows:

	Tranche 1		Tranche 2	Total
Banorte	Ps.	641,124	955,500	1,596,624
HSBC Mexico		1,893,458	2,829,190	4,722,648
Total	Ps.	2,534,582	3,784,690	6,319,272

Tranche 1 will be paid in 40 monthly installments beginning February 2014 and up to May 2017. Tranche 2 will be paid in 24 monthly installments beginning September 2016 and up to August 2018. Interest is payable monthly, by applying the Equilibrium Interbank Interest Rate (EIIR) for each period plus 4.0 percent for Tranche 1 and 2.76 percent for Tranche 2.

The agreements of the Second Amending Agreement are secured by the Company (borrower), and the subsidiaries Casa Saba, Drogueros, Farmacias ABC, Daltem Provee Nacional, Publicaciones Citem, Daltem Provee Norte, Centennial, Controladora Casa Saba, and Controladora de Inmuebles Drogsab (altogether the joint and several obligors) in the terms of the "Guarantee Documents".

The Company and joint and several obligors should meet affirmative covenants related to the maintenance of insurance, inspection rights, operations with affiliates at market value, payment of taxes, share structure, among other things. Moreover, the negative covenants are related to certain levels of indebtedness, encumbrances on the assets, unauthorized consolidations or mergers, disposal of assets, payment of dividends, among other things.

Financial covenants

In accordance with the Second Amending Agreement, beginning August 2012 (date of perfecting the Second Agreement), the Company should comply with the following financial ratios on a consolidated basis:

(i)	Ratio of debt to UAFIDA as follows:

Fiscal year	Ratio no higher than:
2012 and 2013	7.5 to 1
2014	7.0 to 1
2015	6.0 to 1
2016	5.5 to 1
2017	4.5 to 1
2018	4.0 to 1

During the following 24 months counted as of August 2012, Management should present the plan to the creditor banks about the manner and terms in which Tranche 2 will be paid.

(ii)	UAFIDA to gross financial expenses. Ratio not less than 1.5 to 1, as of the date of perfecting the Second Amending Agreement

(iii)	Minimum stockholders' equity of Ps. 6,400,000

(iv)	Capital investment not exceeding the lower amount of Ps. 550,000 or not exceeding 25 percent of the UAFIDA

(v)	FASA is bound to the following:

•	Debt to UAFIDA: Ratio no higher than: (a) 5.0 to 1 for fiscal years from 2012 to 2015, and (b) 4.7 to 1 for fiscal years from 2016 to 2018
•	UAFIDA to gross financial expenses. Ratio not less than 3.0 to 1, as of the date of perfecting the Second Amending Agreement
•	Minimum stockholders' equity of Ps. 1,800,000

(vi)	Maintain funds available in the "debt service provision", the higher amount of: (a) Ps. 197,000, or (b) an equivalent amount to the sum of the following three monthly installments scheduled in accordance with the Second Amending Agreement, plus the result of multiplying interest accrued in the period by three in which the calculation of the provision is made.

UAFIDA means operating income before: (a) taxes, interest expenses, and extraordinary or unusual items; and (b) depreciation and amortization expenses determined in accordance with MFRS. The result obtained was aggregated to the amount of the allowance for doubtful accounts in 2011.

Creditor banks may mature the term of the debt in advance if the Group fails to perform the following: (a) payment of the debt on the due date; (b) financial ratios described in the affirmative covenants and negative covenants; (c) governmental authorities; (d) lack of waivers by the creditor banks. In those circumstances, the Group would classify the debt in the short-term in the balance sheet. This classification might have an adverse material impact on the liquidity and financial position of the Group.

b)	Other corporate agreement-

In order to strengthen the corporate structure and facilitate the consolidated operations of the Group, Management has carried out the following activities:

i)	New subsidiaries incorporated-

Date	Subsidiary	Corporate purpose

April/27/2012	Controladora de Inmuebles Drogsab, S.A. de C.V. (Drogsab)	Trading of shares and/or partnership shares representative of capital stock
October/30/2012	Farma Comercio Saba, S.A. de C.V.	Personnel services rendered
October/30/2012	Distribuidora Profarm Saba, S.A. de C.V.	Personnel services rendered
October/31/2012	Farma Logistica Saba, S.A. de C.V.	Personnel services rendered

To date, the operations of those subsidiaries were no material.

ii)	Minutes of the Ordinary and Extraordinary Meeting-

On August 17, 2012, the stockholder´s Company adopted the following resolutions:

•	Capital stock increase in the amount of Ps.600,000, by issuing registered common shares, with no par value shown. The increase was subscribed for and paid in October 2012.

•	Dividends paid amounting to Ps.13,000. One part was paid with shares representative of the capital stock of the subsidiary Drogsab, at the rate of one share representative of the capital stock of Drogsab for each Ps.1.00 (peso) of dividends that the Company's stockholder was entitled to receive. The stockholders and holders of ADRs received the payment in cash, since the stock of Drogsab has neither been nor will be registered in accordance with the applicable laws in the U.S.A.

iii)	Changes in capital stock of subsidiary companies-

•	Through a Minutes of the Ordinary and Extraordinary Meeting held on May 22, 2012, the stockholders of Controladora de Clinicas increased capital stock in the amount of Ps.27,569, by issuing registered common shares, with no par value shown. The increase was subscribed for and paid by the Company.

On August 14, 2012, Controladora de Clinicas sold shares representative of the capital stock of Tampico Sports Clinic Ambulatorias, S. A. de C. V. to the Company. The consideration amounted to Ps.4,825. As a result, beginning August 2012, the Company holds 57.4 percent of the capital stock of that entity.

•	On August 27, 2012, the stockholders of CS Brasil increased the capital stock of that entity in the amount of R$116,896 (thousands of Brazilian reales, equivalent to Ps.771,086), by issuing shares with a par value of R$1.00 (one Brazilian real). The increase was subscribed for and paid by the Company by capitalizing liabilities. As of that date, the Company holds 39.6 percent of the capital stock of CS Brasil.

•	Through a resolution adopted outside of the Meetings dated September 7, 2012, the stockholders of the subsidiaries listed below resolved the following:

Citem increased its capital stock in the amount of Ps.86,000, by issuing registered common shares, with par value of Ps.1 (peso). The increase was subscribed for and paid by the Company by capitalizing liabilities.

Drogsab increased its capital stock in the amount of Ps.13,000, by issuing registered common shares, with no par value shown. The increase was subscribed for and paid by the Company by capitalizing liabilities.

Casa Saba approved: (a) payment of cash dividends in the amount of Ps.900,000; (b) capital stock decrease amounting to Ps.1,820,000, with the redemption of shares held by Marproa; and (c) capital stock increase amounting Ps.2,641,000, by issuing registered common shares, with no par value shown. The increase was subscribed for and paid by the Company.

Marproa approved payment of cash dividends in the amount of Ps.400,000, and variable capital stock decrease of Marproa in the amount of Ps.1,800,000.

iv)	Stock trading among subsidiaries of the Company-

•           Through a buy and sell contract dated August 15, 2012, the Company sold the shares applicable to its equity in the capital stock of Citem to the subsidiary Drogsab. The consideration amounted to Ps.13,000.

•            Through a "buy and sell contract subject to conditions precedent" dated August 28, 2012, the Company would sell to Farmacias Benavides, S.A.B. de C.V. (Farmacias Benavides), the total shares applicable to its equity in the capital stock of Farmacias ABC, which represent 100 percent of the shares outstanding issued of that subsidiary. This buy and sell operation would be formalized no later than August 30, 2013.

•          Through a buy and sell contract dated August 28, 2012, the Company and the subsidiaries Mexatar y Distribuidora Citem, S.A. de C.V. sold the total shares applicable to their equity in the capital stock of CS Brasil which represented 100 percent of the shares outstanding issued of that subsidiary to Inversiones Internacionales Inverfar, S.A. (subsidiary of FASA). The consideration amounted to USD $30,000,000.

v)	Stock trading of subsidiaries with third parties-

•           Through a buy and sell contract dated May 25, 2012, the Company sold the total shares applicable to its equity in the capital stock of Controladora de Clinicas, which represented 99.8 percent of the shares outstanding issued of that subsidiary to an individual. The consideration amounted to Ps.55,649, with the following collection due dates: (i) Ps.11,130 on February 26, 2013; (ii) Ps.16,695 on May 26, 2013; and (iii) Ps.27,824 on May 26, 2014.

•           Through a buy and sell contract dated January 17, 2013, the subsidiary CS Brasil sold its total equity in the capital stock of the subsidiary Drogarias, which represented 100 percent of the shares outstanding issued of that entity to a third party named Nice RJ Participacoes, S.A., an affiliate of the company named Brasileña Profarma Distribuidora de Productos Farmaceuticos, S.A.

The estimated amount of the consideration amounts R$87,000,000 (equivalent to Ps.650,016), subject to certain adjustment factors, related to the determination of the “Confirmed Equity Value", which takes into account the confirmation of the Debts payable by Drogarias, the confirmation of cash equivalents balance, as well as the confirmation of the working capital at the “date of execution”, in conformity with the provisions in the contract. The closing of the operation will conclude with the certain performance of clauses precedent, as well as the approval of the respective Brazilian authorities.

vi)	Delisting of the Company on the New York Stock Exchange

On October 1, 2012, through a Unanimous Resolutions Adopted Outside of the Board of Directors Meeting, the Directors resolved to delist the Company from the New York Stock Exchange. On November 27, 2012, the Company reported its delisting to the United States Securities and Exchange Commission. On December 7, 2012, the Company confirmed that the delisting of the ADRs from the New York Stock Exchange will be effective as of that date.

vii)       In accordance with the "Accounts receivable assignment agreement for valuable consideration" dated December 31, 2011, referred in Note 1 d), at date of the auditor´s report the amount for collecting to Inversiones Turisticas Cancun, S.A. de C.V. amounted to Ps.304,360, which was documented with a new promissory note due on October 28, 2013

